Form 20-F
CONTINENTAL ENERGY CORP/ BC
filed 2003-01-28
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FOR FISCAL YEAR 2002

ENDED JULY 31, 2002

   ___

   ___  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

        THE SECURITIES EXCHANGE ACT OF 1934

OR

   ___

   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

OR

   ___

   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

  THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION

(Formerly Continental Copper Corporation)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

21795 64th Avenue, Langley, British Columbia, Canada V2Y-2N7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares	29,286,233

Indicate by check mark whether the registrant(1)has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes	No XXX
Indicate by check mark which financial statement item the registrant has elected to follow:	Item-17 XXX	Item-18 ___
Form-20F Annual Report Record Date: January 20, 2003

#

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2002 End July 31, 2002

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS
Introduction and Overview
Current Status Summary Of Oil & Gas Properties
Plan of Operations
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES
Bengara-II Property
Yapen Property
Bangkudulis Property
	ITEM-#3	LEGAL PROCEEDINGS
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY
Share Capital
Rank, Rights And Restrictions Of Share Capital
Share Holding Distribution
	ITEM-#5	NATURE OF SHARE TRADING MARKET
Trading Markets & Exchanges
US Shareholder Interests
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS
	ITEM-#7	TAXATION
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS
Liquidity And Capital Resources
Material Events
Material Commitments
Risk Factors
Material Trends And Uncertainties
Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED
PART-III	ITEM-#15	DEFAULTS UPON SENIOR SECURITIES
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)
	ITEM-#19	EXHIBITS
Index to Exhibits
Copies and Distribution
Signature Page

LIST OF ATTACHMENTS
Exhibits-1 through Exhibit-10
Attachment to ITEM-#17 FINANCIAL STATEMENTS - Exhibit-11

---oOo---

#

P A R T -  I

ITEM - # 1

GENERAL DESCRIPTION OF BUSINESS

The Registrant’s name is Continental Energy Corporation (hereinafter also referred to as the Company). The Company is an oil and gas exploration enterprise focusing its efforts on making commercial discoveries and establishing petroleum production in low to medium risk and high potential reward properties in Indonesia.  The Company is an exploration stage, junior, resource company with three principal properties all located in Indonesia, the Bengara-II Block, the Yapen Block and the Bangkudulis Block. All three properties are held under separate production sharing contract concessions with Pertamina, the Indonesian state oil company. The Company's Bengara-II and Yapen oil and gas properties have no proved commercially viable deposits of oil and gas.  The Bangkudulis property contains proved reserves but is not yet in production pending development. At the date of this report none of the Company’s properties are producing and the Company has no internally generated revenues.

INTRODUCTION AND OVERVIEW

Name and Incorporation - The Company was incorporated in British Columbia, Canada, on May 29, 1984 under the name “Intl. Focus Res. Inc.”  On January 3, 1996 the name was changed to “Continental Copper Corporation”.  On October 23, 1997 the name was changed to “Continental Energy Corporation”.

Domicile & Securities Regulatory Compliance - The Company’s home country is Canada.  The Company’s host countries by virtue of listing of the Company’s common shares for trading purposes include the United States of America and Germany.  The Company’s common shares trade according to the rules and regulations of the Company’s home country securities regulatory agency, the “British Columbia Securities Commission” or “BCSC” and the applicable laws, rules and regulations of its host countries. The Company’s principal share trading market is the NASD Electronic OTC Bulletin Board under the symbol “CPPXF”. The Company is a fully reporting US Securities Exchange Commission EDGAR filer.

US-SEC Filing and Record or Effective Date - This US Securities and Exchange Commission (“US-SEC”) Form-20F filing is made as an “Annual Report” pursuant “to section 13 or 15(d) of the Securities Exchange Act of 1934 and includes audited financial statements as of the most recently completed fiscal year end July 31, 2002 (7/31/02 or Fiscal 2002 in the forms commonly employed herein). This “Form-20F Annual Report” was prepared in January 2003. Information contained herein is current and valid as at January 20, 2003, (1/20/03) the “Record Date” or “Report Date” except where a different date is herein locally specified or as the context may require.

Principal Offices - The Company's head office is located at: 21795 64th Avenue, Langley, British Columbia, Canada V2Y-2N7; the contact person is Gary R. Schell, Director; the telephone number is (604) 532-6066 and the facsimile number is (604) 532-6068.  The internet world wide web site URL address is www.continentalenergy.com. The e-mail address is mail@continentalenergy.com. The Company's executive offices are located in  a property owned by the Company’s Director and Chairman and provided rent free to the Company consisting of approximately 1,500 square feet.  The Company began occupying this facility in July 2001 and considers the facility adequate for current needs.

Fiscal Year - The Company's fiscal year ends July 31st.

Currency - Unless otherwise noted herein the symbol $ refers to US Dollars. The term CDN$ denotes and distinguishes Canadian Dollars. Rupiah or its abbreviation Rp. refers to currency of the Republic of Indonesia.

Definitions, Terminology, Abbreviations & Conversions - Information on definitions, terminology, concepts and provisions of Production Sharing Contracts is included in the Exhibits hereto. Particularly, the reader is referred to ITEM-#19 below and the following exhibits attached hereto:

“Exhibit-10A: Glossary: Part-A: Oil Industry Technical Terms Definitions”,

“Exhibit-10A: Glossary: Part-B: Abbreviations and Units of Measurement”,

“Exhibit-10A: Glossary: Part-C: Conversion Factors”,

“Exhibit-10B: PSC-Terms: Part-A: Production Sharing Contract Terminology”, and

“Exhibit-10B: PSC-Terms: Part-B: Production Sharing Terms & Conditions;

“Exhibit-10C: PSC-Terms: Part-B: Indonesian Crude Oil Pricing;

together with the external information sources referred to therein for a glossary and definitions of many technical and contractual terms used in this report.

COMMON SHARES AND TRADING MARKETS

All references herein to common shares refer to the Company's authorized share capital of “Common Shares” without Par Value unless otherwise indicated. All references herein to common shares refer to the Company's authorized share capital of “Preferred Shares” without Par Value unless otherwise indicated. The Preferred Shares are not listed or registered for trading on any exchange or trading system. The  principal share trading market for the Common Shares is the NASD Electronic OTC Bulletin Board under the symbol “CPPXF”.

SUBSIDIARIES

The Company conducts any business in the United States through its wholly-owned subsidiary, Continental Energy Corp., ("CEC-USA"), a Nevada Corporation, incorporated on 10/07/97 with its registered office address at Suite 260, 6121 Lakeside Drive, Reno, Nevada. Currently this subsidiary is inactive and dormant and the Company has no short term plans for any United States based business activity. The Company's principal resource properties are in Indonesia and held under production sharing contracts (“PSC”) with Pertamina, the Indonesian state oil company. Pertamina regulations and Indonesian law stipulate that no single company may hold more than one PSC at any given time. Therefore, industry practice is to create a new specific subsidiary or affiliate company to be the PSC contract signatory, holder and operator of each new PSC concession or property. The Company holds and owns title to these resource properties through ownership of shares in three joint venture subsidiary companies named Apex (Bengara-II) Ltd., Continental Energy Yapen Ltd. and GAT Bangkudulis Petroleum Company Ltd. The address of the registered offices of  the Company's Indonesian operating subsidiaries, GAT Bangkudulis Petroleum Company Ltd., Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. is TrustNet Chambers, Road Town, Tortola, British Virgin Islands. All three companies share principle operational offices of 330 square meters floor space located at Jl. Kenanga 6, Cilandak, Jakarta, 12560, Indonesia and Rupiah denominated lease costs of approximately US$ 850 per month.

Apex (Bengara-II) Ltd. is a company incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Apex (Bengara-II) Ltd. was incorporated expressly for the sole purpose of holding and operating a 4,867 square kilometer Indonesian petroleum exploration concession known as the “Bengara-II Block” pursuant to a 30-year Production Sharing Contract (the "Bengara-II PSC") with the Indonesian state oil company, Pertamina. Apex (Bengara-II) Ltd. has no other business or assets and owns only a 100% undivided holding in the Bengara-II PSC. Apex (Bengara-II) Ltd. is designated by Pertamina as the “Operator” entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bengara-II Block PSC area. The Company owns 30,000 common shares of Apex (Bengara-II) Ltd. representing a 60% stake in Apex (Bengara-II) Ltd. and  a corresponding 60% stake in its Bengara-II PSC oil and gas exploration concession.

Continental Energy Yapen Ltd. is a company incorporated on 01/08/98 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated September 12, 2002 issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from  “Apex (Yapen) Ltd.” as originally incorporated to “Continental Energy Yapen Ltd." It was incorporated expressly for the sole purpose of holding and operating a 9,500 square kilometer Indonesian petroleum exploration concession known as the “Yapen Block” pursuant to a 30-year Production Sharing Contract (the "Yapen PSC") with the Indonesian state oil company, Pertamina. Continental Energy Yapen Ltd. has no other business or assets and owns a 10% undivided participating interest in the Yapen PSC in a joint venture arrangement. See the section below in ITEM-#2 entitled “Yapen Property”. The  Company owns 30,000 common shares of Continental Energy Yapen Ltd. representing a 60% stake in Continental Energy Yapen Ltd. and  a corresponding 6% stake in its Yapen PSC oil and gas exploration concession.

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) is a company incorporated on 12/09/96 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. GATB was incorporated expressly for the sole purpose of holding and operating a 19 square kilometer Indonesian oil field development concession known as the “Bangkudulis Block” pursuant to a 30-year Technical Assistance Contract (the "Bangkudulis TAC") with the Indonesian state oil company, Pertamina. GATB has no other business or assets and owns only a 100% undivided holding in the Bangkudulis TAC. GATB is designated by Pertamina as the Bangkudulis TAC “Operator” and is entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bangkudulis Block TAC area. The  Company owns 35,000 common shares of GATB representing a 70% stake in GATB and  a corresponding 70% stake in its Bangkudulis TAC oil and gas exploration concession.

JOINT VENTURES

Substantially all of the Company's operations and business activities relating to the Indonesian properties are conducted under the auspices of joint ventures which exercise management and conduct petroleum exploration and production activity from the Jakarta offices of the Company’s subsidiaries named in the preceding section.

Bengara-II Block Exploration Joint Venture is the name of the “Joint Venture” (the “Bengara-II JV”) created by a joint operating agreement (the “Bengara-II JOA”) dated effective 01/01/00 by and between the Company and GeoPetro Resources Company. According to the Bengara-II JOA, the Company’s Apex (Bengara-II) Ltd. subsidiary will serve as the “Operator” for the joint venture and manage and conduct exploration and production activities from its Jakarta offices under the direction of a joint venture management committee. Each Bengara-II JV participant shall share in JV costs and income according to its respective percentage share ownership in the JV, which is 60%/40% in the case of the Company and GeoPetro respectively. Any parties joining the JV at a later date are obliged to become party to the JOA. The JOA is an extensive and comprehensive document which sets forth the nature and relationships of the JV and those of the JV participants with respect to each other and the JV and their collective and several respective entitlements and obligations pursuant to Apex (Bengara-II) Ltd. and the Bengara-II PSC.

Yapen Block Exploration Joint Venture is the name of the “Joint Venture” (the “Yapen JV”) created by a joint operating agreement (the “Yapen JOA”) currently under negotiations pursuant to the 11/05/02 farm out agreement with PT Exspan Yapen between the Company and GeoPetro Resources Company and Indonesian company PT Exspan Yapen. According to the Yapen JOA, PT Exspan Yapen will serve as the “Operator” for the joint venture and manage and conduct exploration and production activities from its Jakarta offices under the direction of a joint venture management committee. Each Yapen JV participant shall share in JV costs and income according to its respective percentage share ownership in the JV, which is 90%/10% in the case of PT Exspan Yapen and Continental Energy Yapen Ltd. respectively. Any parties joining the JV at a later date are obliged to become party to the JOA. The JOA is an extensive and comprehensive document which sets forth the nature and relationships of the JV and those of the JV participants with respect to each other and the JV and their collective and several respective entitlements and obligations pursuant to the Yapen PSC.

Bangkudulis Field Development is operated and managed by GAT Bangkudulis Petroleum Company Ltd. (“GATB”) from its Jakarta offices under the direction of a joint venture “Shareholders Agreement” (“SA”) dated 04/09/01. Each GATB shareholder shall share in GATB costs and income according to the SA and the Company must pay 100% of all project costs and shall receive 100% of all cost recovery plus 70% of all profits. The Company owns a 70% shareholding in GATB and the minority 30% shareholding is a carried net profits interest held by a local Indonesian company named PT Garis Astatunggal Bangkudulis.

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements. The Company transacts business in three currencies; Canadian Dollars, USA Dollars and Indonesian Rupiah. Herein, all references to "CDN$" refer to Canadian Dollars and all references to "$" or "US$" refer to United States Dollars, unless otherwise specified.  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar.  Herein, all references to "Rupiah" and "Rp." refer to the Indonesian currency Rupiah. The Government of Indonesia permits a floating exchange rate to determine the value of the Rupiah against the US Dollar. A substantial portion of the Company’s oil and gas property operating expenditures is transacted in Rupiah. Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended July 31st, the average rates for the year, and the range of high and low rates for each year. For purposes of this Table No. 1, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period. Table No. 1 also sets forth the rate of exchange of the Indonesian Rupiah against the US Dollar at the end of the past six calendar years sourced from the intent URL: http://www.forexdirectory.net/idr.html.

Table No. 1
Relevant Foreign Currency Exchange Rates
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Calendar Year Ended 12/31/02	1.57	1.57	1.57	1.57
Fiscal Year Ended 07/31/02	1.58	1.58	1.57	1.58
Fiscal Year Ended 07/31/01	1.53	1.56	1.48	1.53
Fiscal Year Ended 07/31/00	1.47	1.51	1.43	1.48
Fiscal Year Ended 07/31/99	1.51	1.57	1.48	1.51
Fiscal Year Ended 07/31/98	1.43	1.51	1.37	1.51
Indonesian Rupiah Equal to One USA Dollar
	Spot Rate
Calendar Year Ended 12/31/02	8,920
Fiscal Year Ended 07/31/02	9.060
Fiscal Year Ended 07/31/01	10,505
Fiscal Year Ended 07/31/00	9,725
Fiscal Year Ended 07/31/99	7,150
Fiscal Year Ended 07/31/98	8,005

CURRENT STATUS SUMMARY OF THE COMPANIES OIL & GAS PROPERTIES

The Company owns an interest in two exploration oil and gas properties, both of which are held as concessions from the government of the Republic of Indonesian under production sharing contracts, and which are known as the Bengara-II Block and the Yapen Block. The Company owns an interest in a third oil and gas property in Indonesian for the development of the Bangkudulis Oil and Gas Field pursuant to a technical assistance production sharing contract. See ITEM-#2 “Description of the Oil and Gas Properties”. See also this ITEM-#1 sections “Subsidiaries” and “Joint Ventures” above.

Location - The Company’s oil and gas properties are all located within the Republic of Indonesia.

The Bengara-II Block is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

The Yapen Block is located entirely offshore from the northeast coast of the island of New Guinea in the Indonesian province of Irian Jaya.

The Bangkudulis Block is also located onshore and partially offshore in the Indonesian province of East Kalimantan some 50 kilometers north of the Bengara-II Block.

Lease Hold Situation - The Company’s oil and gas properties are all held pursuant to production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia and the president of the state owned oil company, Pertamina. See following section.

The Bengara-II Concession is held pursuant to a standard terms “Production Sharing Contract” (“PSC”) dated 12/04/97 and having a 30 year term. The Company’s Apex (Bengara-II) Ltd. subsidiary is the sole party to the PSC and owner of 100% of Bengara-II Concession rights under the PSC.

The Yapen Concession is held pursuant to a frontier terms “Production Sharing Contract” (“PSC”) dated 09/27/99 and having a 30 year term. After a farm out on 11/05/02 the Company’s 60% owned Continental Energy Yapen Ltd. subsidiary is party to the Yapen PSC and owner of 10% of Yapen Concession rights under the PSC.

The Bangkudulis Concession is held pursuant to a special variety of PSC known as a “Technical Assistance Contract” (“TAC”) dated 10/07/96 and having a 20 year term. The Company’s GAT Bangkudulis Petroleum Company Ltd. subsidiary is the sole party to the PSC and owner of 100% of Bengara-II Concession rights under the PSC.

Production Sharing Contract Terms, Commitments & Obligations - The Production Sharing Contract or PSC is the form by which the government of Indonesian grants oil and gas concession rights. The Technical Assistance Contract or “TAC” is a slightly modified form of PSC.  All PSC contracts are negotiated, awarded and supervised by Pertamina, the Indonesian state oil company. Production sharing contracts are approved by the President of the Republic of Indonesian and are signed by both the minister of mines and energy and the president of the state owned oil company, Pertamina. Pertamina refers to holders of its PSC's as production sharing "Contractors". In return for a commitment to conduct an exploration work program of specified, annual minimum expenditure monetary amounts, a "Work Program", a Contractor signing a PSC will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area. The signature feature of the PSC contract is the concept and PSC provision for "Cost Recovery".  Cost Recovery is a PSC provision which provides that any Contractor making a commercial discovery of petroleum within his PSC contract area is allowed to fully recover ALL of his prior expenditures within the contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with Pertamina and the State.

Additional information on definitions, terminology, concepts and provisions of Production Sharing Contracts is included in the Exhibits hereto. Particularly, the reader is referred to “Exhibit-10B: PSC-Terms: Part-A: Production Sharing Contract Terminology” and “Exhibit-10B: PSC-Terms: Part-B: Production Sharing Terms & Conditions together with the external information sources referred to therein for authoritative statistical information and informed third party discussion and analysis of the Production Sharing Contract concession terms.

Company’s Net Ownership Position - As of the Record Date  the Company owns a net interest in its three Indonesian oil and gas concessions or properties as follows:

The Bengara-II Block. The Company owns a 60% interest in Apex (Bengara-II) Ltd., the Bengara-II PSC and the Bengara-II Block and is obligated to pay this ownership share of costs and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Bengara-II Block.

The Yapen Block. The Company owns a 60% interest in Continental Energy Yapen Ltd., and through it, a net 6% interest in the Yapen PSC and the Yapen Block and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Yapen Block.

The Bangkudulis Block.. The Company owns a 70% interest in GAT Bangkudulis Petroleum Company Ltd., the Bangkudulis TAC and the Bangkudulis Block. Pursuant to its agreements with fellow shareholders the Company and is obligated to pay 100% of all project costs but is entitled to a 100% share of all cost recovery and investment credit revenues together with a 70% share of all profit oil and gas production revenues arising from the Bangkudulis Block.

Production Sharing Rights - The production sharing arrangement in respect of each of the Company’s oil and gas properties is stipulated and set forth in the respective production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia and the president of the state owned oil company, Pertamina.

The Bengara-II PSC provides for the Company’s Apex (Bengara-II) Ltd. subsidiary to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable “Cost Recovery”. Any revenues from any production period remaining after the Company receiving such Cost Recovery are “split” and shared 26.7857% to Apex (Bengara-II) Ltd. and 73.2143% to Pertamina in the case of crude oil and 62.50% to Apex (Bengara-II) Ltd. and 37.50% to Pertamina in the case of natural gas. The Company owns a 60% interest in Apex (Bengara-II) Ltd. and the Bengara-II PSC.

The Yapen PSC provides for the joint venture (the "Yapen JV") which is 10% owned by the Company’s Continental Energy Yapen Ltd. subsidiary to take up to 85% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable “Cost Recovery”. Any revenues from any production period remaining after the Company receiving such Cost Recovery are “split” and shared 62.50% to the Yapen joint venture partners and 37.50% to Pertamina in the case of crude oil and 71.4286% to the Yapen JV  and 28.5714% to Pertamina in the case of natural gas. The Company owns a 60% interest in Continental Energy Yapen Ltd. and through it a net 6% interest in the Yapen JV and the Yapen PSC.

The Bangkudulis TAC provides for the Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) subsidiary to take up to 65% of the revenues from all petroleum sales to reimburse 100% of its sunk historical development investment together with current period production operating costs as non-taxable “Cost Recovery”. Any revenues from any production period remaining after the Company receiving such Cost Recovery are “split” and shared 26.7857% to GATB and 73.2143% to Pertamina in the case of crude oil and 62.50% to GATB and 37.50% to Pertamina in the case of natural gas.  The Company owns a 70% interest in GATB and the Bangkudulis TAC.

Acreage - As of the Record Date the Company owns an interest in approximately 3.4 Million gross acres covered by its Indonesian properties corresponding to a “net” acreage holding of 2.0 Million acres according to its proportional joint venture ownership.

The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 the Company made a mandatory partial relinquishment of acreage as stipulated in the Bengara-II production sharing contract reducing the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres.

The Yapen Block covers a total area of 9,500 square kilometers or 2.5 Million acres.

The Bangkudulis Block covers a total of 18.6 square kilometers or about 4,600 acres.

ACQUISITION OF PRINCIPAL PROPERTIES

In 1998, the Company shifted its strategic focus to Indonesia to take advantage of a unique acquisition opportunity that affords the Company a high degree of growth potential. See more detail on the properties in the section  ITEM-#2: “Description of the Company’s Oil and Gas Properties” below and sections this ITEM-#1 “Subsidiaries” and “Joint Ventures” above.

Bengara-II Property Acquisition - In accordance with the “Bengara Agreement” dated effective 8/01/98 the Company purchased 50,000 common shares of Apex (Bengara) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Apex (Bengara-II) Ltd.'s 100% owned Bengara-II PSC property. The Company paid an aggregate purchase price of US$1,200,000 and issued 850,000 common shares of the Company to the vendors.  The Company also agreed to fund all Apex Bengara and Bengara-II PSC cash requirements from 8/01/98.  The Bengara-II acquisition effectively closed on 6/30/99 on receipt of required securities regulatory approvals.

Yapen Property Acquisition - In accordance with the “Yapen Agreement” dated effective 8/01/98 the Company purchased 50,000 common shares of Continental Energy Yapen Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental Energy Yapen Ltd.'s 100% owned Yapen PSC property. The Company paid an aggregate purchase price of US$150,000 and issue 1,000,000 common shares of the Company to the vendors.  The Company also agreed to fund all Apex Yapen and Yapen-II PSC cash requirements from 8/01/98.  The Yapen acquisition effectively closed on 2/28/2000 on receipt of required securities regulatory approvals.

Bangkudulis Property Acquisition - Pursuant to a Farm Out Agreement (“FOA”) dated effective 8/01/2000, with Dimensions West Energy Inc. (“DWE”) the Company agreed to purchase 35,000 common shares of GAT Bangkudulis Petroleum Company Ltd. (“GATB”) from DWE representing 70% of those authorized, issued and outstanding; and also representing a corresponding 70% ownership in GATB’s 100% owned Bangkudulis TAC property. DWE is a publicly-owned Canadian company and at the effective date of the acquisition shared a common director, Mr. Richard L. McAdoo, with the Company. The acquisition of the Bangkudulis property was closed on 08/31/01.

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

The Company has made certain dispositions of partial interests in its oil and gas properties to provide additional finance necessary to develop the properties.

GeoPetro Farm Out of Bengara and Yapen Properties - In a farm-out agreement dated effective 1/01/2000 (the GeoPetro “FOA”) the Company farmed out 40% of its undivided interest in both its Indonesian properties.  Per the FOA, the Company farmed out 40% of its 100% undivided interest in each Indonesian property and provided a proportionate security interest in each of the operating subsidiaries such that at closing GeoPetro owns a 40% joint venture interest in each property.  The Company retained a 60% interest in the respective PSCs. The Company also signed two separate joint operating agreements also dated effective 1/01/2000 (the “JOA”), one for Apex (Bengara-II) Ltd. and one for Continental Energy Yapen Ltd.  GeoPetro is a privately-owned Californian company and shares a common director, Mr. Larry Barker, with the Company. GeoPetro paid the Company a purchase price of US$1.297 Million consisting of US$757,000 in cash and US$540,000 in short-term interest bearing promissory notes. GeoPetro has also agreed to take up and pay its respective 40% interest share of all Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. costs, work commitments and expenditure obligations pursuant to their respective PSC contracts retroactively with effect commencing 8/1/98.  The purchase price represents 50% of the Company’s original acquisition costs for Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd.  The Company applied a large portion of the cash proceeds to pay back an outstanding loan and the balance was applied to Indonesian operations and general working capital. The farm out to GeoPetro closed on 2/28/2000 on receipt of required regulatory approvals.

MEDCO Farm Out of Yapen Properties - Pursuant to a farm out agreement and press release both dated 11/5/02 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the “Yapen Block” production sharing contract (“PSC”) area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental Energy Yapen Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. PT Exspan Yapen is a wholly owned subsidiary of “PT Medco Energi Internasional Tbk.” (the “Medco Group”). The Medco Group is the largest non-government owned Indonesian oil and gas company. It currently produces approximately 85,000 barrels per day of oil and 100 million cubic feet per day of natural gas. Major shareholders of the Medco Group include the prominent Indonesian Panigoro family, the state oil company of Thailand, and Credit Suisse First Boston. In accordance with the farm out agreement PT Exspan Yapen paid approximately US$ 570,000 to discharge Continental Energy Yapen Ltd. accrued liabilities up to the farm out date and has also agreed to:

•

Pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government; including an obligation to drill at least one exploration well on the Yapen PSC;

•

Pay 100%, and thereby “Carry” the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental Energy Yapen Ltd. from the farm out until any “Plan of Development” for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities; and

•

Assume the roll of Operator for the Yapen PSC.

The assignment of Yapen PSC interest is subject to approval of Indonesian national oil and gas regulatory authorities which although not yet received as of the Record Date hereof  is expected in due course.

OPERATORSHIP AND MANAGEMENT

The Company does not directly manage operations of its resource properties. Management and operatorship of each property is the responsibility of one of the Company’s subsidiary or affiliate companies and the degree of control over direct management of each property exerted by the Company is largely dependent upon the amount of participating interest held by the Company in the subsidiary or affiliate in proportion to that held by other interest holders. Other factors affecting the degree of Company’s direct control include the number of Company designated directors on the boards of the subsidiaries and affiliates and the provisions of any applicable joint venture agreements or shareholders agreements in effect.

The Bengara-II Block is owned, operated and managed by Apex (Bengara-II) Ltd.. The Company owns a 60% share holding interest in Apex (Bengara-II) Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Apex (Bengara-II) Ltd. is governed by a joint venture agreement dated effective 01/01/00.

The Yapen Block is jointly owned by Continental Energy Yapen Ltd. (10%) and  PT Exspan Yapen  (90%) in a joint venture arrangement pursuant to a farm out agreement dated 11/5/02 and will be managed by PT Exspan Yapen acting as Operator pursuant to a joint operating agreement currently in negotiations. The Company owns a 60% share holding interest in Continental Energy Yapen Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Continental Energy Yapen Ltd. is governed by a joint venture agreement with GeoPetro dated effective 01/01/00.

The Bangkudulis Block is owned, operated and managed by GAT Bangkudulis Petroleum Company Ltd. (“GATB”) Currently the Company may nominate 2 of 3 directors to its board and direct property management activity of GATB is governed by a shareholders agreement dated 04/09/01.

RESERVES

There are no proven reserves of any classification in either of the Company’s two exploration properties the Bengara-II Block and the Yapen Block.

The Bengara-II Block is an oil and gas exploration property and at this time does not contain any oil and gas reserves of any classification.

The Yapen Block is an oil and gas exploration property and at this time does not contain any oil and gas reserves of any classification.

The Bangkudulis Block, according to an independent engineers report dated October 2000 by Chapman Petroleum Engineering Ltd. of Calgary; contains proved, developed, non-producing oil reserves of 2,865,000 barrels plus an additional amount of 8,551,000 barrels classified as probable reserves from the “Bangkudulis Field”. At the present time the Bangkudulis Field is not producing and one existing production well is shut in. During a four year period ending in 1989 the shut-in well flowed 560,000 barrels of sweet 41º gravity crude to the benefit of a previous operator. See more about reserves and “Chapman” independent reserves report in ITEM-#2: Summary of Bangkudulis Property – Reserves”.

Wells Drilled or Participated In

The Company did not participate in the drilling of any wells during its last 2 fiscal years including the time from the last fiscal year end up to the Record Date.

Other Exploration and Development Activity

The Bengara-II Block. Exploration work activity in the Bengara-II Block during the last fiscal year was limited to seismic reprocessing and interpretation including geological evaluation and prospect generation. No wells were drilled during the most recently completed fiscal year up to the date of this report.

The Yapen Block. Exploration work activity in the Yapen Block during the last fiscal year included seismic interpretation and geological evaluation and prospect generation. No wells were drilled during the most recently completed fiscal year up to the date of this report.

The Bangkudulis Block. Field development work activity in the Bangkudulis Block during the last fiscal year was limited to access road and drill-site preparation and geological evaluation. No wells were drilled during the most recently completed fiscal year up to the date of this report.

Exploration & Development Expenditures

The Company’s investments in, and cost recoveries, from Bengara and Yapen and its Bangkudulis properties are as follows:

		Fiscal Year End 07/31/02	Fiscal Year End 07/31/01	3 Months Ended 10/31/02	3 Months Ended 10/31/01
Investment (1)
Bengara (2)	US$	169,457	168,248	97,500	46,696
Yapen (3)	US$	97,441	455,896	7,500	27,399
Bangkudulis (4)	US$	94,471	165,992	15,273	79,839
Cost Recovery
Bengara	US$	32,000	217,997	241,000	-
Yapen	US$	-	52,718	132,000	-
Bangkudulis	US$	-	-		-

Notes:

1.

The differences in the timing of the investing activities are largely attributable to the timing of expenditures on the Indonesian properties due to the availability of cash for investment.

2.

During the year ended 7/31/01, the company was required pursuant to the PSC to relinquish 25% of the Bengara contract area, consequently the company wrote down the consolidated balance of the Bengara property by $215,000. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the property to approximately $241,000 as at 7/31/02.

3.

Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Yapen property to approximately $704,715 as at 7/31/02.

4.

During the year ended 7/31/02, the Company completed its acquisition of Bangkudulis and consolidated the accounts Bangkudulis using the purchase method of accounting. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Bangkudulis property to approximately $1 as at 7/31/02.

Competitive Conditions - The oil and gas industry is highly competitive.  This competition includes 1) bidding for oil and natural gas rights; 2) obtaining often limited amounts of risk capital for necessary exploration and drilling expenditures and 3) marketing of produced oil and gas.  In each case the Company will be competing with other companies and individuals, some of which have far greater resources than those possessed by the Company.

Environmental Protection Requirements - Under the terms of its Indonesian concessions the Company is obligated to conduct an environmental baseline study in each PSC or TAC contract area prior to commencing activities.  The Company is also obligated to take necessary precautions to protect ecological systems, navigation and fishing and prevent pollution of land, sea or rivers during petroleum operations.  Upon expiration, termination or relinquishment of any part of the contract area or abandonment of any field, the Company is obliged to remove all equipment and installations brought by the Company to the contract area and to perform all necessary site restoration activities required by law.  In the event the Company assigns its operations and interest in the contract area to another party or to Pertamina or to a Pertamina designee, then the Company will be released from its obligation to remove equipment and installations and restore the site further, provided that in such event the Company will transfer all accumulated funds reserved for such removal and restoration to Pertamina.

The Company is obliged to include in the annual work program and budget submission to Pertamina provision for and estimates of anticipated abandonment and site restoration costs for each well drilled in the contract area by the Company.  In so doing, the Company ensures ultimate cost recovery from production proceeds of all such abandonment and site restoration costs that the Company may incur.  It is obliged to include in the requisite plan of development, submitted to Pertamina for each commercial discovery, provision for, and estimates of, anticipated field abandonment and field facilities site restoration costs, together with a plan for reserving funds over the productive life of a field to pay for the abandonment and restoration. These funds are included in the AWP&B for each calendar year.  The Company is thereby entitled to cost recovery from production proceeds of all such abandonment and site restoration costs.  See also section below ITEM-#9: "Risk Factors - Environmental Risks" for further specific discussion of specific environmental regulations applicable to the Company's Indonesia oil and gas properties and operations.

Staffing and Employees - The Company employs and pays 100% of the costs of one full-time administrative staff in its Vancouver office,  its Chairman. The Company also employs an Investor Relations consultant and a book keeper in Vancouver, both on a part time basis.  This Vancouver based staff handle corporate governance, financial, administrative and securities regulatory matters.  Independent legal counsel, accountants, auditors and engineers are retained and utilized as required. All other personnel, including the President of the Company, are employed by one or more of the Company's majority owned Indonesian joint venture companies and are assigned to operations in their  Jakarta offices. Under this practice the administrative costs of the Jakarta office, salaries paid employees (including the Company’s President) and fees paid consultants are directly allocable and chargeable to the Company’s joint venture oil and gas properties. Therefore these staff costs all count against the Company’s monetary work commitments under each property and also qualify for full cost recovery if and when commercial petroleum production is established. The Company is responsible for paying its 60% joint venture share of the charges for approximately ten Indonesian employees  and four expatriate staff, including the Company’s President, who are directly hired to particular joint ventures or property companies.  The Jakarta based joint-venture operations staff are engaged in the day to day management of the Company’s joint venture oil and gas exploration and development operations.  The existing available staff is sufficient to evaluate properties, generate prospects and plays and supervise and direct drilling operations using third party drilling contractors.

The costs of the Jakarta offices, administrative costs and staff costs are shared among the Company’s Indonesian joint-venture operations and are allocated and apportioned to each particular joint-venture project pursuant to a mutually agreed arrangement between each joint venture.  Employee costs in the Jakarta offices are shared and apportioned on a time sheet basis between properties and joint ventures in accordance with the property concession agreements and the respective joint-venture agreements. The Company has adequate staff and personnel in its Vancouver and Jakarta offices to carry out its exploration and development programs planned for next year. Accordingly, the Company does not anticipate any significant addition to personnel during the next year. There is no collective bargaining agreement in place with any staff.

Regulations and Government Rules - Normal practices to reduce noise, changes to air quality and water quality are expected to be sufficient.  The Company has obtained all necessary permits for exploration/development work performed to date and anticipates no material problems in obtaining the necessary permits to proceed with development. The Company is aware of no proposed or existing Indonesian regulations pertaining to environmental matters which might have a material impact on the Company's future financial performance with the exception of those matters discussed in ITEM-#9.

Competition - There is competition from other oil/gas exploration/development companies with operations similar to that of the Company's.  Many of the companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of oil/gas tends to be commodity oriented, rather than company oriented.  Accordingly, the Company expects to compete by keeping its production costs low through judicious selection of which portions of its properties to develop and keeping overhead charges within industry standards.

Revenues - The Company generated no material revenue from operations during the last five fiscal years.

Foreign Operations - All of the Company's resource properties and the focus of its operations and growth strategy lays overseas in the Republic of Indonesia. This concentration of assets and effort involves a high degree of political risk unique to the situation of the country in which such operations are focused.  See ITEM-#9 section "Political Risk" for further specific discussion of Indonesia political risk.

USA vs. Foreign Sales/Assets - At fiscal years ended 07/31/2002, 07/31/2001, and 07/31/2000 respectively $998,576, $3,021,581 and $2,776,210 of the Company's assets were located in Indonesia and $300,506, $38,579 and $446,668 of the assets were located in Canada. The Company does not have any material assets in the United States.

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2002 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2003.

At 1/20/03, the Company had 15,490,606 warrants outstanding entitling the holders to purchase 15,490,606 common shares at prices between US$0.15 and CDN$0.70 . Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

At 1/20/03, the Company had 5,630,000 stock options outstanding entitling the holders to purchase 5,630,000 common shares at a price of US$0.15. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

At 1/20/03, the Company is discussing a private placement of its securities to provide funds required for work on the Bangkudulis Property in calendar 2003; however, these are preliminary and there can be no assurance that any further external financings can be completed.

At 1/20/03, the Company has also had discussions regarding possible farm outs of additional interest in its Bengara-II Property.  Successful farm outs would reduce the Company’s cash requirements for exploration costs and may generate reimbursement of historical costs to the Company.  However, these talks and plans are preliminary and there can be no assurance that any farm outs can be completed.

Uses of Funds

Based on its annual work programs and budgets submitted to Pertamina (See ITEM-#9 “Material Events Occurring Since Last Fiscal Year”) the Company expects to need and use funds during calendar 2003 as follows:

The Bengara-II Block work activity for calendar year 2003 is based on an annual work program and budget submitted to Pertamina in the amount of US$ 7,937,000 of which the Company must fund 60%, or US$ 4,762,200 to accomplish the planned three well drilling program.

The Yapen Block work activity for calendar year 2003 is based on an annual work program and budget submitted to Pertamina in the amount of US$2,100,000 of which the Company is not required to fund any portion in accordance with the terms of its 11/05/02 farm out to PT Exspan Yapen. See ITEM-# Yapen Farm Out.

The Bangkudulis Block work activity for calendar year 2003 is based on an annual work program and budget submitted to Pertamina in the amount of US$3,203,000, all of which the Company must fund to accomplish the planned two well drilling program.

ITEM - # 2

DESCRIPTION OF OIL & GAS PROPERTIES

SUMMARY DESCRIPTION OF THE BENGARA-II BLOCK

The Bengara-II Block is located mostly onshore but partially offshore astride the Bulungan River Delta in the Indonesian province of East Kalimantan on the northeast coast of the island of Borneo. It covers a single contiguous area occupying 3,650 square kilometers or 900,000 acres. The Bengara-II Block can be characterized as a high potential medium risk oil and gas exploration property. There has been one well drilled on the property that encountered significant flows of gas and gas condensate. There is no current oil or gas production on the property.

Maps of Indonesia and Northeast Borneo Showing Location

of the Bengara-II Block and Significant Petroleum Occurrences

"Map Removed For EDGAR Filing"

Geological Setting - Geologically the Bengara-II Block lies in the Tarakan Basin near major oilfields on Tarakan and Bunyu Islands.  More than 310 million barrels of oil and 97 billion cubic feet of gas have been produced from the Tarakan Basin from 349 wells in 15 recognized fields.  Over 7,000 meters of highly prospective deltaic sediments are expected to exist in the eastern portion of the Block and the presence of high quality reservoir sands in close juxtaposition to organically rich and thermally mature source rocks is well documented.  Sedimentary conditions for the generation and preservation of hydrocarbons in the Bengara-II Block are ideal throughout the entire expected stratigraphic section.

Muara Makapan-#1 Gas and Condensate Discovery - Since 1938, only two wells have been drilled in the Bengara-II Block.  One of these is a substantial gas discovery.  The Muara Makapan-#1 was drilled in 1988 by Deminex from a swamp barge positioned on one of the Bulungan River Delta distributary mouth channels.  It reached a total depth of 3,300 meters within the Naintupo Formation The well was plugged and abandoned as a gas discovery.  It tested 19.5 million cubic feet of gas per day together with 602 barrels of condensate per day from 12 meters of deltaic sandstones of the Pliocene lower Tarakan Formation at a depth of 1,900 meters.  Teikoku's Tanjung Sepikat-#1 in 1991 encountered shows but tested water.

Old Oil Field - A striking feature of the Block is the presence of a 1-hectare "Lake of Oil".  In 1998 a Company field geology team located the oil lake and at least four steel pipes, believed to be old wellheads from a circa 1915 "Galiadap Field" oil production operation, still actively leaking oil and water and feeding the "Oil Lake".  The Company has seismically located a potentially huge oil Play underlying the oil lakes and expects its first drilling to be in this area.

Plays & Prospects - Nearly 2,200 line kilometers of 2D seismic data available within the Bengara-II Block are adequate for selection of drilling prospects.  Cost effective field geology surveys are expected to confirm initial drilling targets without the need for additional seismic until after a first discovery is made. The Company has identified and conceived 18 separate and unique petroleum "Plays" within the Bengara-II Block as well as 96 "Prospects" and over 450 seismically identified "Leads", many associated with seismic character anomalies and direct hydrocarbon indications.  The sheer number of unique, identified and conceptualized "Plays" in this Block is unusual and reflects a high degree of petroleum potential.  Some well defined Prospects present immediate drilling targets.  The numerous leads offer additional prospectivity once productive Plays are confirmed.

Exploration Strategy and Prospectivity - The two keys to successful prospecting in the Bengara-II Block are believed to be identifying traps and understanding sand distribution.  Presence of mature petroleum source rocks, sealing formations and suitable reservoir rocks is proven and well established by historical production nearby.  Commonly within deltaic provinces, most petroleum will be found in stratigraphically trapped accumulations and particularly where structural and stratigraphic traps coincide. Such traps are subtle and not easy to identify on seismic.  However, the diligent explorer is compensated by the fact that such traps actually do occur frequently in deltaic situations. Exploration within the Block is in its formative stages and it is premature to make meaningful resource estimates.  However, at this point the existing exploration work to date indicates a good potential that there are numerous petroleum accumulations in the Bengara-II Block of the order of 50 to 200 million barrels reserves size and probably some larger.  Source rocks indicate an almost 50/50 propensity for oil and wet gas so it can be inferred that the Block also contains the potential for multiple gas fields in the 300 Billion to 1.2 Trillion cubic feet range.

Regional Oil Infrastructure - The city of Tarakan, population 120,000 is located 30 km north of the Bengara-II Block.  It has scheduled air service and is also a regional seaport.  The town of Tanjung Seilor, 30,000 population, is located near the center of the Block on the Bulangan River and provides a base for exploration operations.  Major oil and gas production activities take place in Mahakam River delta 370 km to the south of the Block under similar conditions and all major oil field service contractors have bases of operation in the city of Balikpapan.  Logistics, access and operating conditions are very good in the Bengara-II Block by any standards. The coastal regions of East Kalimantan are not frontier areas with respect to oil and gas operations.  Hydrocarbon exploration began in East Kalimantan in 1879.  There has been continuous oil production since 1901.  The Bontang LNG plant is located 300 km to the south of Bengara-II Block where large scale gas processing and sales could occur if a major (over 1 Tcf) gas discovery were made.  A major crude oil refinery is located about 470 km to the south in Balikpapan.  A Methanol Plant is operating at less than full capacity on Bunyu Island about 70 km to the northeast.  An expansion of this plant and construction of a fertilizer plant are under consideration.  These plants provide market opportunities for gas production.  Oil production can be economically moved by barge to the Pertamina crude oil terminal also on Bunyu Island.

Related Info on the Bengara-II Block - For additional information on the Bengara-II Block elsewhere discussed in this report see the sections in ITEM-#9 entitled “Bengara-II PSC Fourth PSC Contract Year Commitment Postponement Requested” and “Bengara-II PSC Annual Work Program and Budget Submitted for 2003” and “Bengara-II PSC Commitments”.

SUMMARY DESCRIPTION OF THE YAPEN BLOCK

The Yapen Block is located off the north coast of Irian Jaya, Indonesia, in the western part of the island of New Guinea, east and south of Yapen Island.  The Block is entirely offshore, in Waropen Bay and the Caroline Sea of the South Pacific Ocean.  The eastern end of the Block overlies the offshore part of the Mamberamo River delta system. Most of the Block is covered by water in depths of less than 200 meters.  The Yapen Block covers a single contiguous area occupying 9,500 square kilometers or 2.4 million acres.  The Yapen Block can be characterized as a high potential high-risk gas exploration property. There has been one well drilled on the property that encountered significant flows of gas.  There is no current oil or gas production on the property.

 MAPS OF INDONESIA AND NORTHWEST NEW GUINEA SHOWING LOCATION

OF THE YAPEN BLOCK AND SIGNIFICANT PETROLEUM OCCURRENCE

"Map Removed For EDGAR Filing"

The R-#1 Well Gas Discovery - The 1971 Tesoro R-#1 Well tested dry gas at a high rate of 21.6 MMSCFD on the Yapen Block from a Miocene sand of the Mamberamo-C formation.  A ten-liter oil sample was collected during the same test from the same zone before the test was terminated due to sand influx.  The gas consisted of 99.26% methane and no appreciable CO2, H2S or N2. The oil sample consisted of black oil, not condensate, of 47o API and was part of an estimated 5-10 barrels of liquid oil and water produced during the 30 minute flow period.   This implies a thermogenic origin for the gas and the nearby presence of an active kitchen area with migratory pathways leading into the "R"-Structure.  Only one of four sand zones showing identical log characteristics of gas was actually tested.  The tested zone was 27 feet thick and 6 feet were perforated.  The hydrocarbon column implied by the four sands indicated on logs to be gas-bearing totals 671 feet, and total porous sand within that interval (using 10% cutoff) is 78 feet.  The reservoir sands were fine grained, clean, poorly consolidated, quartzose with good permeability and porosity averaging 23% as determined from logs.  The R-#1 appears to be a valid hydrocarbon test, and a significant discovery on the eastern flank of a large seismically determined basement high structure.

Yapen Seismic Acquisition Program - The Company's Indonesian subsidiary, Continental Energy Yapen Ltd., shot a new seismic acquisition program on its offshore, eastern Indonesia, Yapen Block in mid-2001. The seismic acquisition vessel MV Singaora, operated by contractor Fugro Geophysical, departed port in Sorong, Irian Jaya, bound for the 9,500 square kilometer Yapen Block concession area in May 2001.  The survey consisted of shooting 38 lines totaling 1,050 line kilometers of digital high resolution-2D, 96-channel, 48 fold, 4-second records using an airgun array to be determined by field testing and a 1 millisecond sample rate. Crystalline basement rocks are mapped over most of the 4,000 square kilometer acquisition are at depths of less than 4.0 seconds seismic two-way time which makes the survey area an ideal subject for deployment of the latest “Digital Hi-Res-2D Seismic” acquisition equipment.

Related Info on the Yapen Block - For additional information on the Yapen Block elsewhere discussed in this report see the sections in ITEM-#9 entitled “Yapen PSC Annual Work Program and Budget Submitted for 2003” and “Yapen PSC Commitments”.

SUMMARY DESCRIPTION OF THE BANGKUDULIS OIL FIELD DEVELOPMENT

Bangkudulis Field lies mostly onshore Bangkudulis Island in the Sesayap River estuary of East Kalimantan, Indonesia. Geologically the field lies in the Tarakan Basin. More than 120 million barrels of oil and 96 billion cubic feet of gas have been produced from the Tarakan Basin from 349 wells in 15 recognized fields. GAT Bangkudulis Petroleum Company Ltd. (“GATB”) is engaged in the development of Bangkudulis Field pursuant to a Technical Assistance Contract (the "TAC") with Pertamina.  The Bangkudulis TAC covers an area of 18.6 square kilometers over the Bangkudulis Field, an oil and gas field originally discovered by Arco in 1980.

Maps of Indonesia and Northeast Borneo Showing Location of the

Bangkudulis Block and Oil Production Routes to Nearby Petroleum Infrastructures

"Map Removed For EDGAR Filing"

Bangkudulis Field Discovery - The Bangkudulis Field discovery Well-A1 tested accumulated flow of 6,400 BOPD from four Miocene Age sand layers with an aggregate thickness of 117 feet at a depth of 3,062 to 3,266 feet.  The well also tested 4.5 MMCFD of natural gas plus 410 BOPD of condensate from a 60-foot sand layer at a depth of 4,600 feet.  In early 1981, Arco conducted a 30-day production test of Well-A1. They constructed production facilities, a production storage barge mooring facility and a 7” diameter, 1.5-kilometer pipeline from Well-A1 to the base camp.  A total of 60,000 barrels of oil were produced during the test.  Arco reservoir engineers concluded that the productive zones at Well-A1 were highly permeable with high productivity indexes, and estimated reserves producible from Well-A1 alone at 3.5 million barrels.  Arco and its partners relinquished their entire Northeast Kalimantan block containing Bangkudulis Field in July 1984 together with its four undeveloped petroleum discoveries at Bangkudulis, Sembakung, South Sembakung and Sesayap, each of which was deemed by Arco to be too small for them to develop. After the Arco relinquishment, Pertamina took advantage of the facilities constructed by Arco and produced Well-A1 from September 1985 to June 1989.  Cumulative oil production during these 46 months reached a total of about 544,000 barrels.  Production peaked at an average of 1,080 BOPD during October 1985.  Oil was transported by barge to Bunyu Island, where it was mixed with production from the Sembakung and Bunyu Fields. Over the entire period production averaged 389 BOPD.  Production was terminated when production fell below 150 BOPD.  No attempts were made by Pertamina to conduct a workover on the well, and no attempts were ever made to artificially lift the well.  The gas zone at Well-A1 was not tested or produced during this period.

Accomplishments to Date by GATB on the Bangkudulis Field - The Bangkudulis Field, including most of the surface facilities constructed by Arco, remained abandoned from June 1989 until after the Bangkudulis TAC was signed in October 1996.  When GATB took over operations of the Bangkudulis Field in early 1997, only Well-A1 wellbore, completion and wellhead were in useable condition.  The other wellbores had been plugged and abandoned, and there are no plans to re-enter them.  All surface well facilities installed by Arco and used by Pertamina were still in place, but all buildings, motors, instrumentation and light equipment either had been stolen or were a total loss due to corrosion. GATB has already invested approximately US$ 5.6 million on the development of the Bangkudulis Field, all of which may be recovered from production proceeds.  A substantial amount of work has been done including the vital construction of an access road and drill sites for the first two commitment wells.  Additionally some materials for the drilling of two wells have been purchased.  Surface production facilities have been rehabilitated including the 7” pipeline leading from the A1 Well to the barge loading point.  Field production has not yet re-commenced but the A1-Well has been worked over, configured for gas lift.  An additional workover to recomplete the well in two unproduced oil zones is planned in 2001.  The A1 well can then be placed back on immediate production once Pertamina approves commencement of commercial production.  Such approval will not be forthcoming until GATB first drills and completes two new wellbores to which it committed to drill as part of its obligations under the TAC.

Reserves Estimates - DWE’s independent petroleum engineering consulting firm, Chapman Petroleum Engineering Ltd. (“Chapman”), has prepared a report dated October 1, 1998 (the “Chapman Report”) updated and confirmed by the Company in October 2000 containing its independent estimates of GATB’s proven and probable.  The independent engineers estimate that Bangkudulis Field contains 2,865,000 barrels of “proven” reserves plus up to an additional 8,551,000 barrels classified as “probable” reserves attributable to the 100% Bangkudulis TAC interest held by GATB.  A copy of the Chapman Report was filed with the Company’s Fiscal 2000 Form-20F filing as an exhibit and is hereby incorporated by this reference in this Form-20F annual report.

Bangkudulis Field Development Plan - From 1985 to 1989 Pertamina produced the Bangkudulis A1-Well to a barge moored in the South Sesayap River and when full, transferred it to their facility on Bunyu Island. GATB would intend to produce Bangkudulis Field in a similar fashion.  Multiple barges would be required as production levels increased with perhaps one permanently moored barge serving as primary production storage and two or more shuttle barges loading crude from the storage barge and transporting it to Pertamina Oil Terminal Bunyu or Exspan's Tarakan terminal.

Related Info on the Bangkudulis TAC Block - For additional information on the Bangkudulis TAC Block elsewhere discussed in this report see the sections in ITEM-#9 entitled “Bangkudulis TAC Annual Work Program and Budget Submitted for 2003” and “Bangkudulis TAC Commitments”.

ITEM - # 3

LEGAL PROCEEDINGS

Except for the following labor tribunal action the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the US$ 41,000 as a contingent liability in August 2002.The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM - # 4

CONTROL OF REGISTRANT

SHARE CAPITAL

Authorized Share Capital - The authorized capital of the Company consists of Two Hundred Million (200,000,000) shares divided into One Hundred Million (100,000,000) common shares without par value and One Hundred Million (100,000,000) preferred shares without par value.

Authorized Common Shares - All of the 100,000,000 authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Authorized Preferred Shares - The authorized capital of the Registrant includes 100,000,000 preferred shares created subsequent to Fiscal 2002 year end and having the preferential rights and obligations as described in the section in Item-#9 "Authorized Capital Changed" below. The Board of Directors, using its own discretion, may from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions. Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights and restrictions attached to any particular series of the preferred shares issued.

Issued and Outstanding Share Capital - The issued and outstanding share capital of the Registrant includes 29,286,233 common shares were issued and outstanding at the Company’s Fiscal 2002 year end on 07/31/02. As of a date more recent to the time of this filing, the Company’s records indicate that 36,948,618 common shares without par value are issued and outstanding as at 1/20/03. Zero preferred shares are issued and outstanding as of the same date. The class and amount of issued and outstanding share capital of the Company at fiscal year end, the most recently completed fiscal quarter and the record date of this filing are shown in the table below.

Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 07/31/02	Last Unaudited Quarter End 10/31/02	At The Record Date 1/20/03
Common Shares	100,000,000	29,286,233	34,949,784	36,948,618
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at 1/20/03, on a fully diluted basis, there are 58,069,224 common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 36,948,618 common shares actually issued and outstanding plus 15,490,606 outstanding unexercised warrants and plus 5,630,000 outstanding unexercised options to purchase additional common shares. Particulars of the securities the Company issued and outstanding on a fully diluted basis as of the record date are shown in the table below.

Type of Security	Last Audited Year End 07/31/02	Last Unaudited Quarter End 10/31/02	At The Record Date 1/20/03
Common Shares	29,286,233	34,949,784	36,948,618
Warrants	11,446,991	16,599,440	15,490,606
Options	6,520,000	6,520,000	5,630,000
Fully Diluted Total	47,253,224	58,069,224	58,069,224

RIGHTS AND RESTRICTIONS OF SHARE CAPITAL

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The Company is not aware of any Restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Registrant's securities, other than those discussed in ITEM-#6, "Exchange Controls and Other Limitations Affecting Security Holders". There are no restrictions on the repurchase or redemption of common shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.  Unless the Company Act or the Registrant's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting. The Registrant's Articles and the B.C. Company Act contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include: a) Transferring Company's jurisdiction from British Columbia to another jurisdiction; b) Giving material financial assistance to executive officers and/or directors; c) Material conflicts of interest by Directors; d) Disposing of all/substantially all of Company's undertakings; e) Removing a Director before expiration of term of office; f) Certain alterations of share capital; g) increasing the number of authorized shares; h) subdivision, consolidation and/or changes in shares; i) reduction in capital; j) Changing the Company name; k) Altering any restrictions on the Company's business; and l) Amalgamations with another company.

SHARE HOLDING DISTRIBUTION

Principal Escrow Shares - On 2/28/97, the Registrant issued 375,000 shares of “Principal Escrow” common shares at $0.01 per share.  187,500 of the shares were released from escrow in Fiscal 1999 and 93,750 shares were released in the first quarter of Fiscal 2001.

Options and Warrants - Refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries", for a description of stock options and share purchase warrants.

Nationality of Shareholders - The Company is a publicly-owned corporation the shares of which are owned by Canadian residents, US residents, and residents of other countries, most notably Indonesia.  The Company is not owned or controlled directly or indirectly by another corporation or any foreign government, other than disclosed below. Refer to “ITEM-#5” for more information on US resident shareholders.

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except for the following. The Company’s registrar and transfer agent reports that a company operating as nominee depository for street form shares held in brokerage accounts, Canadian Depository for Securities, Inc. (“CDS & Co.”). CDS & Co. appears as the registered holder of 18,282,388 shares of the Company representing 49.7% of the Company’s issued and outstanding shares as at the 12/15/01 record date for the Company’s AGM mailings. An American share depository trust company “CEDE & Co.” appears as registered holder of 1,643,773 shares representing 4.5%. The Company is not aware of the identities of beneficial owners of the shares held by CDS & Co or CEDE & Co. and has no way of determining if their respective internal balances are equivalent to those shown on the registrar’s report.

Shareholders Rights Instruments - To the best of the knowledge of the Company there are no special agreements conferring special rights on certain shareholders other than those conferred upon all common shareholders in accordance with the Company’s memorandum and articles of association and prevailing securities laws and regulations thereon. This section refers to disclosure required under Exhibit-2.

Voting Trusts - To the best of the knowledge of the Company there are no known voting trusts, share pooling agreements or other similar collaborative voting action agreements amongst any shareholders. This section refers to disclosure required under Exhibit-3.

Share Ownership by Directors and Officers - Table No. 2 lists, as at 1/20/03, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including as yet unexercised options and warrants) owned by each individual Director and Executive Officer as a percentage of the 36,948,618 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer.

Table No. 2 Shareholdings of Directors and Executive Officers at 1/20/03
Title of Class Of Security	Name of Beneficial Owner - (Notes)	Amount of Securities Owned	Percent Of Class
Common Shares	Richard L. McAdoo (1)	6,377,000	16.3%
Common Shares	Gary R. Schell (2)	4,053,955	10.4%
Common Shares	James C. Haebig (3)	4,497,000	11.7%
Common Shares	Gary D. Wine (4)	436,300	1.2%
Common Shares	Stan Lichman (5)	200,000	0.5%
Common Shares	L.J. Barker, Jr. (6)	200,000	0.5%
Total Held by Directors/Officers as a Group			40.6%

Notes to Table No. 2:

1.

Director and President of the Company. The total amount of shares shown in the table includes 900,000 currently exercisable stock options plus 1,566,666 currently exercisable common share purchase warrants and 3,910,334 fully paid common shares. All securities shown are held directly in the name of the indicated beneficial owner.

2.

Director and Chairman of the Company. The total amount of securities shown in the table includes 1,400,000 currently exercisable stock options, 1,100,00 currently exercisable common share purchase warrants and 1,577,955 fully paid common shares. Of the total securities holdings indicated, 59,000 common shares and 400,000 stock options are directly held by the indicated beneficial owner in his  own name. The directly owned common shares total includes 56,250 escrowed common shares (see ITEM-#14). The balance of the securities indicated is held indirectly through two companies owned or controlled by the listed beneficial owner, specifically  Milner Downs Equestrian Centre Ltd. which hold 1,440,755 fully paid common shares, 1,100,000 currently exercisable common share purchase warrants and 1,000,000 stock options and Westax Precious Metals Ltd. which owns 69,200 fully paid common shares. The total shown in the table excludes 90,000 shares and 470,000 warrants held by members of Mr. Schell’s family who exercise voting control independently.

3.

Not an officer or director of the Company but is officer and director of two of the Company’s subsidiaries. The total amount of shares shown in the table includes 635,000 currently exercisable stock options plus 1,150,000 currently exercisable common share purchase warrants and 2,712,000 fully paid common shares. All securities shown are held directly in the name of the indicated beneficial owner.

4.

Non executive director of the Company. The total amount of shares shown in the table includes 200,000 currently exercisable stock options plus 76,000 currently exercisable common share purchase warrants and 160,300 fully paid common shares. The common shares total includes 37,500 escrowed shares (see ITEM-#14). All securities shown are held directly in the name of the indicated beneficial owner.

5.

Non executive director of the Company. The total amount of shares shown in the table includes 200,000 currently exercisable stock options.  All securities shown are held directly in the name of the indicated beneficial owner.

6.

Non executive director of the Company. The total amount of shares shown in the table includes 200,000 currently exercisable stock options. All securities shown are held directly in the name of the indicated beneficial owner.

ITEM - # 5

NATURE OF TRADING MARKET

TRADING MARKETS & EXCHANGES

Original IPO - The Company’s initial public offering was effective, only in Canada, on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in 6/24/85 under a former name, Intl. Focus Res. Inc.  The CUSIP No. is 210909-10-7.

Cease Trade Period - The common shares were cease traded on the Vancouver Stock Exchange from 3/2/93 until 2/28/97 for non-compliance with statutory filing requirement. As part of the reactivation, the Company completed a one-for-five consolidation of its common shares effective 1/3/96; all references to the number of common shares and/or per share data in this Annual Report refer to post-consolidation figures unless otherwise indicated.

VSE to CDNX - From 6/24/85 the Company's common shares traded on the Vancouver Stock Exchange (the "VSE") under the symbol "KK" and continued trading when the VSE merged with the Alberta Stock Exchange and changed its name to the Canadian Venture Stock Exchange (the “CDNX”) on 11/29/99.

Halt Trade Period - On 3/21/01, the CDNX suspended trading of the Company's shares pending the Company's clarification and further actions regarding certain matters related to the Company's pending application to acquire GATB. In a letter to the Company dated 6/18/01 the CDNX advised that the Company's 6/07/01 submission has satisfactorily resolved the issues which gave rise to the trading suspension. The CDNX reinstated trading of the Company’s common shares and trading recommenced upon 7/12/01.

Frankfurt Exchange - The Company’s common shares traded on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol “CNZ” between 10/8/99 and 2/02/02. The Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume. Trading volume was negligible during the past fiscal year and, as of the Record Date, the share prices are no longer quoted on the Frankfurt Stock Exchange until such time as active status is restored.

Delisting from CDNX - The Company's common shares traded on the Canadian Venture Stock Exchange, the “CDNX” (formerly the Vancouver Stock Exchange until 11/29/99) in Vancouver, British Columbia, Canada, under the symbol "KK" between 6/24/85 and 8/10/01. During the Company’s fiscal year end 7/31/02 the Company’s common shares were traded on the CDNX for only ten days. The Company voluntarily delisted its common shares from trading on the CDNX in July 2001. The last day the Company’s shares actually traded on the CDNX was 8/10/01. The closing price of the Company's common shares on the last day of trading on the CDNX 08/10/01 was CDN$0.45.

#

Trading Activity - Table No. 3 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common shares for the last eight fiscal quarters.

Table No. 3
CDNX Stock Trading Activity
For the Period:	Common Shares	Canadian Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Voluntary Delisting 8/10/01	--	--	--	C$0.45
Quarter Ended - 7/31/2001	20,300	C$0.35	C$0.30	C$0.31
Quarter Ended - 4/30/2001	885,360	C$0.55	C$0.37	C$0.39
Quarter Ended - 1/31/2001	1,849,220	C$0.62	C$0.30	C$0.38
Quarter Ended - 10/31/2000	1,343,740	C$0.75	C$0.55	C$0.60

OTC Bulletin Board - The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol “CPPXF”, since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for shares of the Company's common shares for the last eight fiscal quarters.  The price of the common shares on 01/20/03 was US$0.17.

Table No. 4
NASD OTC Electronic Bulletin Board Trading Activity
For the Period:	Common Shares	US$ Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 10/31/2002	164,144	$0.17	$0.08	$0.10
Quarter Ended - 7/31/2002	235,206	$0.25	$0.09	$0.10
Quarter Ended - 4/30/2002	158,056	$0.17	$0.09	$0.17
Quarter Ended - 1/31/2002	161,416	$0.27	$0.12	$0.11
Quarter Ended - 10/31/2001	2,559,000	$0.38	$0.18	$0.18
Quarter Ended - 7/31/2001	2,616,400	$0.45	$0.10	$0.30
Quarter Ended - 4/30/2001	355,500	$0.25	$0.19	$0.30
Quarter Ended - 1/31/2001	157,800	$0.50	$0.31	$0.35

Frankfurt Stock Exchange - The Company’s common shares trade on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol “CNZ” since 10/8/99. The Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume. Trading volume was negligible during the past fiscal year and although the listing remains in effect, as of 02/02/02 the share prices are no longer quoted on the Frankfurt Stock Exchange until such time as active status is restored.

REGISTRAR & TRANSFER AGENT

The Company's common shares are issued in registered form. Shares are issued and records for all issues are kept and maintained by the Company’s “registrar and transfer agent”, Computershare Investor Services, (formerly known as Montreal Trust Company) located in Vancouver, British Columbia, Canada.

DIVIDENDS

The Company has not declared any dividends for the last five fiscal years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 12/15/2002, the record date for the Company’s last annual general meeting, the Company estimates that it has in excess of 1,000 shareholders including the 191 known registered shareholders.

Registered US Shareholders - On 12/17/2001, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 191 registered shareholders.  A total of 86 of these registered shareholders have United States of America “US” registration addresses and together they hold 4,207,781 shares representing about 11.4% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms that there are approximately 375 unregistered, "holders of record" resident in the United States, holding approximately 6,643,773 common shares.  Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 460 shareholders holding 10,851,534 common shares representing a 29.5% stake in the total amount of Company common shares currently issued and outstanding at 1/20/03.

US Shareholders Having Options and Warrants - On 1/01/2003, the Company records 29 holders of 15,490,606 outstanding share purchase warrants outstanding, 5 of whom are  resident in the United States holding a combined amount of 1,850,000 warrants or 11.8% of the total amount of warrants outstanding.  Warrants were issued in conjunction with private placements or loans.  All warrants are non-transferable. On 1/01/2003, the Company records 17 holders of 5,630,000 outstanding incentive stock option, 2 of whom are  resident in the United States holding a combined amount of 400,000 options or 7% of the total amount of options outstanding.  Options are only issued in conjunction with service as a director, employment by the Company or contracting for services with the Company.  All options are non-transferable and expire with termination of service, employment or contract.

ADR’s - The Company's common shares are registered to trade directly on the NASD OTC BB in the United States and not in the form of American Depository Receipts (ADR's) or similar certificates.

ITEM - # 6.

EXCHANGE CONTROLS AND OTHER

LIMITATIONS  AFFECTING SECURITY HOLDERS

Except as discussed in ITEM-#7, “Taxation”, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.

If the investor is a non-Canadian and is not a NAFTA or a WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.

If the investor is a non-Canadian and is a NAFTA or a WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether. In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada. An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares. Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment. In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

ITEM - # 7

TAXATION

Canadian Federal Income Tax Considerations - The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/99.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  It is therefore not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company and no opinion or representation with respect to the Canadian income tax consequences to any such holder or prospective holder is made.  Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

Dividends - A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-US Income Tax Convention (1980) as amended by the Protocols signed on 6/14/83, 3/28/84, 3/17/95, and 7/29/97 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares - A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The CDNX is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada. A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation - For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("US Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the US Taxpayer. For federal income tax purposes, a US Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A US Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.

A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

This is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company and no opinion or representation with respect to the US income tax consequences to any such holder or prospective holder is made.  Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

ITEM - # 8.

FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended July 31 2001 and 2002 are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants (formerly Staley, Okada, Chandler & Scott, Chartered Accountants)  as indicated in their auditor’s report that is included elsewhere in this Annual Report.  The selected financial data set forth for the Fiscal years 2000/1999/1998 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 5 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements. For its 7/31/02 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.  Accordingly, all prior years' figures have been recast in the U.S. currency.

Table No. 5
Selected Financial Data Last Five Fiscal Years
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	7/31/02	7/31/01	7/31/00	7/31/99	7/31/98
Revenue	-	4	18	3	12
Net Income (Loss)	(7,969)	(894)	(743)	(1,547)	(2,147)
Earnings (Loss) Per Share	(0.31)	(0.04)	(0.05)	(0.12)	(0.21)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	25,722	24,119	15,201	13,102	10,445
Working Capital	(6,646)	(1,255)	(85)	(2,342)	(334)
Oil and Gas Properties	945	1,398	1,070	2,144	805
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	(5,615)	1,753	2,610	(117)	479
Total Assets	1,299	3,060	3,223	2,255	840

US GAAP Shareholders' Equity (deficiency)	(5,615)	1,753	395	(778)	479
US GAAP Net (Loss)	(8,031)	(931)	(743)	(1,650)	(1,811)
US GAAP Net (Loss) per Share	(0.31)	(0.04)	(0.05)	(0.13)	(0.18)
US GAAP 000's Weighted Avg Shares (*4)	25,722	24,025	15,014	12,914	10,070

Notes:

(1)

Under US GAAP, cumulative Net Loss since incorporation has been ($24,903,811).

How Earnings Per Share Are Calculated - Under Canadian generally accepted accounting principals the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year as well as excluding any common stock equivalents that may be outstanding, if such common stock equivalents are not anti-dilutive.  This weighted average number of common shares outstanding includes any shares that remain in escrow that are contingently cancelable, that may be earned out based on the company incurring a certain amount of exploration and development expenditures. Under United States generally accepted accounting principals, the weighted average number of common shares outstanding excludes any shares that remain in escrow that are contingently cancelable, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. This refers to disclosure required under Exhibit-6.

How Reported Ratios Are Calculated - The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share as set forth above, in this report; and hence no basis for such calculation is included. This section refers to disclosure required under Exhibit-7.

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 10/31/02 and the most recently completed last three fiscal years ended 7/31/02, 2001, and 2000.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 7/31/01.  The section for the most recent quarter ended 10/31/02 should be read together with the consolidated financial statements for it presented in Schedules A and B of the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

Financial Results for the Most Recently Completed Fiscal Quarter Ended 10/31/02

The quarter ended 10/31/02 marks the first quarter of the Company’s annual fiscal year ending 7/31/03. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation - As at 10/31/02 th Company's consolidated financial statements reflect a working capital deficit of approximately $5,732,500. This represents a working capital deficit decrease of approximately $913,700 compared to the 7/31/02 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements, farm out agreements for its properties and an equity line of credit.

Investments - During the three months ended 10/31/02 the Company invested approximately $120,200 in its Indonesian oil & gas properties and recovered $373,000 from its farm out partner.

Finance - During the three months ended 10/31/02, a total of 5,408,000 common shares of the Company were issued through a private placement for total proceeds of $811,200 and a total of 255,551 warrants were exercised resulting in the issuance of 255,551 common shares for total proceeds of $38,333.

Income  - The Company had no material income in the three months ended 10/ 31/02.

Expenses - Overall expenses, increased by $57,600 from approximately $136,000 to approximately $193,600 for the three-month periods ended 10/31/01 and 10/31/02 respectively. General and administrative expenses increased by $27,100 from approximately $15,500 to approximately $42,600 for the three-month periods ended 10/31/01and 10/31/02 respectively. The material changes to general and administrative expenses are as follows. Office expense increased by approximately $11,800 from approximately $3,800 to approximately $15,600 for the three-month periods ended 10/31/01and 10/31/02 respectively. The increase is due to miscellaneous costs in both Indonesia and Vancouver. All other general and administrative expenses appear reasonable compared to the previous period. Wage expense increased by $48,600 from approximately $9,900 to approximately $58,500 for the three-month period ended 10/31/01and 10/31/02 respectively. The increase is due primarily to the consolidation of the GATB accounts. The consulting expense of $17,900 is due to fees paid in the Bengara subsidiary.

Financial Results For Fiscal Year 2002, Ended 7/31/02

All balances referred to in the following discussion are in U.S. $.

Current Working Capital Situation - As at 7/31/02 the Company's consolidated financial statements reflect a working capital deficit of approximately $6,646,000.  This represents a working capital deficit increase of approximately $5,391,500 compared to the 7/31/01 deficit of approximately $1,254,500. To improve its working capital position the company is currently negotiating private placements, farm out agreements for its properties and an equity line of credit.

Investments - During the year ended 7/31/02 the Company invested approximately $266,900 in its Bengara and Yapen oil & gas properties. The Company wrote down the book value of both properties by $575,218 and $111,732 to $241,001 and $704,715 respectively to reflect exploration risk. During the year ended 7/31/02 the Company completed the acquisition of 70% of GAT Bangkudulis Petroleum Company Ltd. (“GATB”). To complete the acquisition the Company paid $15,000 and issued 740,000 shares valued at $96,200 for a total cost of $111,200. The consolidating purchase price adjustment valued the GATB oil and gas property at $6,205,302 and the Company incurred an additional $94,000 since acquisition. The Company wrote down the book value of the GATB property by $6,299,700 to $1 to reflect exploration risk associated with developing the property.

Finance - As at 7/31/02, the Company had received $150,000 in advance of share issuance. During the twelve months ended 7/31/02 the Company issued 740,000 shares valued at $96,200 related to the acquisition of GATB and issued  3,376,840 shares through private placements for total proceeds of $506,526. An additional 50,000 were issued as a finder’s fee. During the year the Company entered into a financing agreement with a private investor (unrelated) to provide the Company an “equity line of credit” of up to $20 million US over three years.  As at 5 December 2002 no funds have been received.  As part the agreement, the Company issued to the investor 1,000,000 shares of the Company as a commitment fee.  As at 5 December 2002, management has delayed the implementation of this agreement and is considering renegotiating or canceling the agreement.

Income  - The Company had no material income in the year ended 7/31/02.

Expenses - Overall expenses, prior to foreign exchange losses, increased by $6,962,000 from approximately $821,000 to approximately $7,783,000 for the twelve-month periods ended 7/31/01 and 2002 respectively. General and administrative expenses increased by $57,600 from approximately $351,200 to approximately $408,807 for the twelve-month periods ended 7/31/01 and 2002 respectively. The material changes to general and administrative expenses are as follows. Wage expense increased by approximately $109,000 from approximately $88,400 to approximately $197,400 for the twelve-month periods ended 7/31/01 and 2002 respectively. The increase is primarily due to the consolidation of the GATB accounts. Office expense increased by approximately $32,400 from approximately $76,900 to approximately $109,300 for the twelve-month periods ended 7/31/01 and 2002 respectively. The increase is primarily due to the consolidation of the GATB accounts. Legal fees decreased by approximately $35,100 from approximately $63,300 to approximately $28,200 for the twelve-month periods ended 7/31/01 and 2002 respectively. The decrease is primarily due to reduced legal service requirements this year. Travel expense decreased by approximately $4,600 from approximately $32,200 to approximately $27,600 for the twelve-month periods ended 7/31/01 and 2002 respectively due to reduced travel. Management fee expense increased by $180,600 from approximately $170,400 to approximately $351,000 for the twelve-month periods ended 7/31/01 and 2002 respectively. This is due to additional management fees of $27,500, $48,000 and $60,500 paid or accrued in the Vancouver office, the Bengara and Yapen subsidiaries respectively and the payment or accrual of medical insurance costs of the Company president. The Company’s foreign exchange expense is related to its GATB subsidiary which has significant payables denominated in Indonesia Rupiah. The Company will experience a gain or loss on these payables due to the fact that the US $ exchange rate against the Indonesian Rupiah fluctuates over a wide range. All other expenses are reasonable compared to the prior twelve-month period ending 7/31/01.

Financial Results For Fiscal Year 2001, Ended 7/31/01

All balances referred to in the following discussion are in CDN. $.

Working Capital Situation - As at 07/31/01 the Company's financial statements reflect a working capital deficit of approximately $1,914,000. This represents a working capital deficit increase of approximately $831,000 compared to the 04/30/01 deficit of approximately $1,083,000. The increase in the working capital deficit is primarily due to the payables incurred in the Yapen block seismic acquisition program.

Investments - During the fiscal year ended 7/31/01 the Company invested approximately $951,000 in its Indonesian resource properties, acquired capital assets for approximately $18,300 and advanced approximately $254,000 towards the company’s GATB acquisition.

Finance - During the fiscal year ended 7/31/01 the company had no material financing activities.

Income - During the fiscal year ended 7/31/01 the company received or accrued interest revenue of approximately $6,800.

Expenses - Overall expenses, prior to property and domain name write offs, have deceased by $329,000 from approximately $1,193,000 to approximately $864,000 for the years ended July 31, 2000 and 2001 respectively. Legal and audit fees decreased by approximately $157,000. In the prior yearn significant legal and audit fees were incurred to settle legal disputes and respond to regulatory questions. Wages increased by $40,000 compared to the prior years due to additional staffing costs in the Jakarta office due to increased activity. Office costs increased by $50,000 compared to the prior year due to additional activity in the Jakarta office. Travel and promotion increased by $45,000 compared to the prior year. During the year the company wrote off a staff receivable in the amount of $7200. All other administrative expenses are reasonable compared to the prior year. Interest and foreign exchange decreased by $209,000 compared to the prior year. In the prior year the company repaid its notes payable, consequently there were no interest charges in the current year. Consulting expense decreased by $83,800 compared to the prior year due the fact that the company did not have the financial resources to utilize consultants. During the year the company determined that internet domain names acquired in the prior year were no longer useful, consequently they were written off for $66,000. During the year, the company’s Bengara subsidiary was required to relinquish 25% of the Bengara PSC contract area. The company determined that the impairment would approximate $330,000. All other expenses are reasonable compared to the prior year.

Financial Results For Fiscal Year 2000, Ended 7/31/00

All balances referred to in the following discussion are in CDN. $.

Working Capital Situation - At 7/31/00, the Company's financial statements reflect a working capital deficiency of ($130,651).  This represents a working capital deficit decrease of $3,458,540 compared to last year's fiscal year end, being 7/31/99.  The decrease in the working capital deficit is due to the Company raising significant funds from the issue of share capital and the farm out of 40% of its Indonesian properties.  The cash raised by the company was used to repay its outstanding loans, most of its promissory notes payable and a substantial amount of its accounts payable. In addition, the company advanced approximately $2,181,000 on a proposed acquisition (see Investments discussion below).

Investments - During the fiscal year ended 7/31/00, the Company invested approximately $614,000 in its Indonesian resource properties while recovering costs of approximately $2,150,000 from a 40% farm out of the Indonesian properties.  The company also acquired twenty-seven Internet domain names for $66,000 through the issue of 200,000 common shares of the company – the company valued these shares at $0.33/share. The company spent an additional $14,600 on the acquisition of equipment.  Subsequent to 7/31/00, the company entered into a Farm Out Agreement (“FOA”) with Dimensions West Energy Inc. (“DWE”) to acquire a 70% interest in GAT Bangkudulis Petroleum Company Ltd. (“GATB”).  As at 7/31/00, the Company had advanced to GATB approximately CDN$2,181,000.

Finance - During the fiscal year ended 7/31/00, the Company received $4,902,000 from the issuance of  approximately 8,004,584 common shares of the company.  This balance is net of issuance costs of $11,400 and includes contributed surplus received of $128,614.  This balance also includes the 200,000 shares of the company issued at a value of $66,000 for the acquisition of the Internet domain names.  The company also issued 511,700 100,000 and 19,000 common shares of the company for $358,200, $68,000 and $16,600 in relation to a debt for equity agreement, a loan settlement fee and the repayment of an outstanding finder’s fee respectively.  During the year the company was able to repay its entire outstanding loan and substantially all of its promissory notes payable. As at 7/31/00, the notes payable have an outstanding balance of $74,350.

Income - During the fiscal year ended 7/31/00, the Company received or accrued interest revenue $28,135 in relation to one of its promissory notes receivable.

Expenses - Overall expenses, prior to resource property write-downs, have increased by approximately $237,000 from $955,000 to $1,192,000 for the fiscal years ended 7/31/99 and 7/31/00, respectively.  During the fiscal year ended 7/31/00, the company determined that no additional property write-down was required.  Amortization expense has increased by approximately $1,400 from $2,900 to $4,300 for the years ended 7/31/99 and 7/31/00.  This increase is due to the additional capital assets acquired during the year.  As part of its loan settlement, the company agreed to issue 100,000 shares, which were valued at $68,000 – this is a Fiscal 2000 expense for which no equivalent expense was incurred in Fiscal 1999. Investor relations expense has decreased by approximately $12,000 from $49,000 to 37,000 for the years ended 7/31/99 and 7/31/00.  During the fiscal year ended 7/31/00, the Company had a single investor relations contract where as in the prior year the Company used the services on more than one individual.  Consulting expense has increased by approximately $68,200 from $34,600 to $102,800 for the years ended 7/31/99 and 7/31/00.  The current year expense is comprised primarily of fees paid or accrued to settle the accounts with a former director for geological services ($17,900), to obtain a company listing on the Frankfurt exchange ($22,200), to obtain an internet web site ($24,000), to conclude the investors relation contract with Nordic resources ($20,000) and to prepare the company’s United States’ filings ($11,600).  Management fee expense has increased by approximately $132,500 from $60,000 to $192,500 for the years ended 7/31/99 and 7/31/00.  The increase is primarily due to the expensing of the current president’s monthly fee. In Fiscal 1999, the president’s monthly fee was capitalized to Indonesian resource properties as his time was spent on the acquisition and development of the Indonesian properties; in Fiscal 2000, his time was spent in an administrative capacity managing the company’s activities. Financing costs, interest expense and foreign exchange has decreased by $83,900 from $290,900 to $207,000 for the years ended 7/31/99 and 7/31/00, respectively.  The decrease is due to the timing of the interest on the company’s outstanding debt and the foreign exchange gain experienced by the company in relation to the debt.  Overall administrative expenses have increased by approximately $80,800 from $499,900 to $580,700 for the years ended 7/31/99 and 7/31/00.  This increase is due primarily to increased legal and audit fees in the year ending 7/31/00.  Legal and audit expense increased by $94,400 due to additional work performed regarding regulatory disclosure requirements.

ITEM - # 9.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company has no oil or gas production, no revenues, and no internally generated income of any kind. The Company owns two oil and gas exploration concessions in Indonesia covering 3.7 million acres.  The Company's management considers the Bengara-II Block to be a medium risk and high potential reward property and the Yapen Block to be a high risk, high potential reward property.  Minimizing the risks and exploiting the potential of the Indonesian Properties to the maximum extent possible is the Company's primary objective.

LIQUIDITY AND CAPTIAL RESOURCES

In order to realize any reward and income from either of the two Indonesian concessions the Company must first meet its contractual obligations to expend amounts set forth in the Production Sharing Contracts pursuant to which the Company was awarded the concessions.  Refer to Exhibit-10B: "PSC Terms".  These cash obligations are substantial and although the contractual obligations include expenditure for drilling exploratory wells there is no assurance that the exploratory wells actually drilled will be successful in discovering oil and gas. Additional funds may be required to continue exploration drilling after contractual obligations are met in an effort to make a commercially exploitable discovery.  The Company may, in fact, face an even greater cash requirement in the event of a successfully discovery in order to finance a field development project although a discovery would provide the Company greater flexibility and give it more options in raising capital.

The Company is not currently liquid and raising sufficient funds to conduct the Company's ambitious objectives are the highest priority and an issue the Company expects to deal with proactively in next year on a constant basis.  There is no real opportunity to realize internally generated income from oil and gas production during 2002 unless a merger or acquisition opportunity is realized.  The Company has basically two options to raise operating capital.  Either the Company must issue securities or farm out its resource properties.  The Company plans to raise required funds in the near future by utilizing both methods.

MATERIAL EVENTS OCCURING DURING LAST FISCAL YEAR

Delisting from CDNX

As first announced by the Canadian Venture Stock Exchange (CDNX) in an exchange notice dated August 2, 2001, the Company has voluntarily chosen to terminate its listing agreement with the CDNX. Trading of the Company’s common shares on the CDNX ceased at the close of trading Friday, August 10, 2001. The Company’s shares will continue to trade as normal on the NASD Over-the-Counter Bulletin Board in the USA under symbol CPPXF. The Company is a full reporting issuer subject to the rules and regulations of the US Securities Exchange Commission. The Company shall also continue and remain a reporting issuer in British Columbia subject to the law, rules and regulations of the British Columbia Securities Commission.

GATB Acquisition Closed

The GATB acquisition was closed on August 31, 2001 and 35,000 shares representing a 70% ownership in GAT Bangkudulis Petroleum Company Ltd. and its underlying 100% owned Bangkudulis Technical Assistance Contract with Pertamina for the development of the Bangkudulis oil and gas field onshore East Kalimantan, Indonesia, were transferred by Dimensions West Energy, Inc. (“DWE”) to the Company. As final consideration due the seller, the Company issued 740,000 of its common shares at a deemed value of US$ 0.25 per share to DWE for payment of US$ 185,000 due in accordance with the 04/09/01 share purchase agreement. For accounting purposes the shares issued were recorded at a value of CDN $0.20/share. All shares issued to DWE are subject to a one-year hold period before the shares can be freely traded plus any other applicable trading restrictions required by securities regulatory authorities having jurisdiction. Closing of the acquisition was referred to in a press release dated 09/04/01. The acquisition of GATB had originally been initiated the previous year in September 2000. Delays in CDNX regulatory approvals and amendments to the initial acquisition agreements delayed closing of the acquisition. Please refer to previous press releases dated 09/25/00 and 05/28/01 and quarterly filings for the relevant periods available on SEDAR at www.sedar.com for further details of the acquisition. A final shareholders agreement dated 04/09/01 describes the nature and manner in which the Company and its fellow shareholder, Indonesian company PT Garis Astatunggal Bangkudulis shall participate in the Bangkudulis oil and gas field development.

MATERIAL EVENTS OCCURRING SINCE LAST FISCAL YEAR END

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Authorized Capital Changed

In a press release dated August 28, 2002 the Company announced that it had registered appropriate documents increasing its authorized share capital by creating a new class of 100,000,000 preferred shares without par value. The directors of the Company had previously obtained approval for the increase from a special majority of the shareholders. There is no change to the Company’s currently authorized 100,000,000 common shares without par value capital. The authorized capital of the Company now consists of Two Hundred Million (200,000,000) shares divided into One Hundred Million (100,000,000) common shares without par value and One Hundred Million (100,000,000) preferred shares without par value. In language also previously approved by the Company’s shareholders the Company’s Articles of Association are simultaneously being amended to provide for the Board of Directors, using its own discretion, to from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions. Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights  and restrictions attached to any particular series of the preferred shares issued.

Yapen Subsidiary Renamed

Pursuant to a name change certificate dated September 12, 2002 issued by the Registrar of International Business Corporations of the British Virgin Islands the Company’s Yapen PSC holding company changed its name from “Apex (Yapen) Ltd.” to “Continental Energy Yapen Ltd.”

Yapen Relinquishment Postponed

In accordance with the provisions of the Yapen PSC the Company’s 60% owned subsidiary, Continental Energy Yapen Ltd., holder of the Yapen PSC was to have made a mandatory relinquishment of at least 25% of the area of the 9,500 square kilometer Yapen Block on the PSC’s third anniversary September 27, 2002. The Company had applied for an extension of time to make the relinquishment in view of a farm out in progress. In a letter dated November 15, 2002, BPMIGAS, the Indonesian oil and gas concession regulating body approved a six month extension of time to make the relinquishment until March 27, 2003.

Equity Line of Credit Financing Arranged

In a press release dated September 19, 2001 the Company announced that it has entered into a financing agreement with a private “Investor” providing a firm and binding “Equity Line of Credit” to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor, Cornell Capital Partners, LP, a New York based investment fund managed by Yorkville Advisors Management, LLC. Global uncertainty post 9-11; depressed US stock market conditions; and recent changes to regulations regarding Equity Line of Credit arrangements by the US Securities and Exchange Commission have contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line and the Company is currently considering renegotiating the terms of the Equity Line for implementation in 2003 or possibly canceling the arrangement entirely if market conditions do not appear to be more conducive to its success.

Bangkudulis TAC Extended

The first two years “initial rehabilitation period” of the Bangkudulis TAC expired on October 7, 2001. Prior to this deadline the Company’s 70% owned Indonesian joint venture subsidiary GAT Bangkudulis Petroleum Company Ltd. (“GATB”) was to drill two development wells and expend at least US$ 4.65 Million in drilling and field development work within the TAC. Certain materials and equipment for the planned wells have already been purchased and delivered. These expenditures combined with the intangible expenditures also already made in access road and site preparation and geological evaluation exceed the US$ 4.65 Million monetary commitment at 1/1/03 however the two required wells have not been drilled. In an amendment to the Bangkudulis TAC signed by GATB and Pertamina on 1/6/03 the deadline for GATB to complete the drilling of the two commitment wells and file its plan of development for the Bangkudulis Field was extended until 12/31/03.

Bangkudulis TAC Annual Work Program and Budget Submitted for 2003

The Company’s majority owned subsidiary GAT Bangkudulis Petroleum Company Ltd. held its annual work program and budget meeting with Pertamina on January 6, 2003 for the purposes of submitting its calendar year 2003 work program and budget for the Bangkudulis TAC contract area onshore East Kalimantan, Indonesia. The work program for 2003 as proposed consists the drilling of 2 commitment development wells. The budget is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2003 Work Program
Drilling & Workover:	2,045,000.00	Drill 2 Development Wells
Geological & Geophysical (G&G):	96,000.00	Evaluation of well results & Prepare POD
Development Administration:	284,000.00	Field Offices & Administration
Production:	254,000.00
General & Administration (G&A):	344,000.00	Office, Admin, Logistics, Allocated Overheads
Total Budget	$ 3,023,000.00

The Company expects to raise funds to complete the 2002 Bangkudulis TAC work program and budget through farm out or private placement.

Bangkudulis Farm Out and Preferred Shares Private Placement

The Company announced in a press release dated November 5, 2001 that it has entered into a part and parcel single agreement with three separate companies regarding a farm-out of a 40% portion of Continental’s Bangkudulis Property onshore East Kalimantan, Indonesia, and related US$ 1,050,000 financing for Continental’s remaining 30% share of property drilling and field development costs. Delays in obtaining the amendment to the Bangkudulis TAC referred to in the preceding section and slumping global economy created uncertainties in the three companies involved in the arrangement and consequently the Company no longer realistically believed either the Bangkudulis Farm Out or the Preferred Shares Private Placement would close. The Company gave notice to the concerned parties that unless subscription funds were received by November 1, 2002 as per the original arrangement the Company shall cancel the offer of the Preferred Shares Private Placement and the part and parcel Bangkudulis Farm Out with effect from November 1, 2002 without prejudice to any party involved.  No funds were received and the cancellation became effective.

Bengara-II PSC Annual Work Program and Budget Submitted for 2003

The Company’s Indonesian joint venture subsidiary Apex (Bengara-II) Ltd. held its annual work program and budget meeting with Pertamina on October 31, 2002 for the purposes of submitting its calendar year 2003 work program and budget for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The work program for 2003 as proposed consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 3 exploration wells. The budget is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2003 Work Program
Drilling & Workover:	6,183,000.00	Drill 3 Exploration Wells
Geological & Geophysical (G&G):	954,000.00	Evaluation, interpretation, prospect generation
Exploration Administration:	180,000.00	Field Offices & Administration
Production:	0.00
General & Administration (G&A):	620,000.00	Office, Admin, Logistics, Allocated Overheads
Total Budget	7,937,000.00

Bengara-II Commitment Deferred:

The Company sought and received Pertamina’s approval in a letter No. 2773/L00000/2002-S1 dated 17 December 2002 to defer and extend the work commitment due in PSC contract years one through five for additional years periods into PSC contract year 6 ending 4-December-2003. In accordance with the PSC and the deferment the Company must drill three commitment wells within the PSC contract area within the current PSC contract year-6 ending December 4, 2003 and must expend on exploration work or defer into subsequent years a minimum of US$ 16,750,000.

The 2003 Bengara-II PSC Work Program

The objectives of the 2003 annual work program for Bengara-II Block are briefly described as follows:

1.

Drilling & Workover: At least 3 (three) exploratory wells are planned for the second half of 2003.

2.

Geological Evaluation: Continuing geological evaluation of existing data and new data as it is acquired will continue throughout the budget year.

3.

LandSat Study: Preparation of an up to date base map for geological mapping and logistics is necessary and requires some photogrammetry work from remotely sensed images or aerial photos.

4.

GIS Study: Preparation of a GIS database and orthorectification of all geographic data to a common datum and projections is necessary

5.

Seismic Interpretation: Continuing seismic interpretation of existing data will continue throughout the budget year.

6.

Seismic Reprocessing: Selected reprocessing of lines over the 3 drilling targets will be conducted.

7.

Seismic Attribute Processing: Selected attribute and AVO processing of certain lines over the 3 drilling targets will be conducted to determine coal/volcanic lithologies and confirm final drilling targets.

Funding the 2003 Bengara-II PSC Work Program

The Company expects to raise funds to complete the 2003 Bengara-II PSC work program and budget through a combination of private placements and farm outs.

Yapen PSC Annual Work Program and Budget Submitted for 2003

The Company’s 60% owned Indonesian joint venture subsidiary Apex (Yapen) Ltd. held its annual work program and budget meeting with Pertamina on October 31, 2002 for the purposes of submitting its calendar year 2003 work program and budget for the Yapen PSC contract area offshore Irian Jaya, Indonesia. The work program for 2003 as proposed consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of a one exploration well. The budget is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2003 Work Program
Drilling & Workover:	600,000.00	Pre-Ops expenses to drill 1 exploration well in April 2004
Geological & Geophysical (G&G):	834,000.00	Seismic data processing, interpretation & prospect justification
Exploration Administration:	144,000.00	Field Offices & Administration
Production:	0.00
General & Administration (G&A):	522,000.00	Office, Admin, Logistics, Allocated Overheads
Total Budget	2,100,000.00

Yapen Budget Comparison to PSC Commitment:

This 2003 budget corresponds generally to Yapen PSC contract year four which ends 26-September 2003. The firm work commitment promised Pertamina pursuant to the Yapen PSC for the first four contract years is US$ 6,000,000. Actual expenditures during the first four contract years are expected to total approximately US$ 3,100,000 or 20% of the commitment. The full cost of the exploratory well referred to in line one above is expected to exceed US$ 6,000,000 and meet the PSC Commitment.

The 2003 Yapen PSC Work Program

The objectives of the 2003 annual work program for Yapen Block are briefly described as follows:

1.

Data Processing: Process 1,250 line kilometers of new HiRes-2D seismic shot in the northern half of the Yapen Block during mid 2001.

2.

Geological Evaluation: Geological evaluation of the block will continue through 2003. The purpose of this study is to evaluate the petroleum potential of the block and provide a sound geological model for integration with the seismic interpretation for later use in planning more detailed exploration including additional seismic acquisition and drilling prospect identification.

3.

Seismic Interpretation: The purpose of the 2003 seismic interpretation study is to integrate the newly acquired 1,250 line kilometers of HiRes-2D shot in mid 2001 with vintage data in the area. Minor reprocessing or attribute reprocessing of some intervals may be performed depending upon results. The purpose of the mapping is to interpret all available two dimensional seismic data covering the Yapen PSC area, integrate it with local well control, and produce a reliable suite of maps on all geological horizons of interest. The interpretation should include identification of areas of existing seismic which may benefit from reprocessing and select areas which may benefit from additional seismic acquisition as well as identifying possible drilling targets.

4.

Field Geology: Little is known about the detailed geology at the formation level of the Yapen Block. Reconnaissance field investigations of the surface geology of Yapen Island may be conducted as necessary during 2003. Field visits would be planned to collect geological samples and make geological measurements located by GPS at selected outcrop areas on the mainland and islands in the vicinity of the Yapen Block. These samples would be described and analyzed to assist geological evaluation.

5.

Reprocessing: Preliminary seismic data reprocessing tests already conducted have indicated there is little quality improvement to be gained by reprocessing existing, vintage seismic data on the Yapen Block. However, given that the seismic processing of the new data acquired in 2001 may reveal additional information or point to specific features which could be complemented by selective re-processing of 1970’s vintage seismic then such reprocessing shall be done to assist the final seismic interpretation prior to drilling.

6.

Orthorectification Survey: Due to some serious mis-ties of seismic programs and available base maps in the Yapen Block area attributable to differing vintages of seismic and maps not on a common ellipsoid, datum or map projection we plan a small field GPS ground truthing and remote sensing survey to orthorectify available base maps into a reliable, contiguous data unit.

7.

Drilling: Expenditures for one exploratory well are budgeted to commence in 4th quarter 2003. Due to the remote location of the drilling site and need for specialized drilling equipment considerable advance planning of this well is required once the actual location is determined based on 2003 seismic interpretation plans. It is unlikely that a well location will be ready in time for having a drill ship on location before the end of the weather window for drilling which is April through August. Therefore the actual drilling is expected to occur in this weather window in 2004. However, advance preparation, site investigation and capital materials purchases are expected to commence in 4th quarter 2003 and are budgeted accordingly.

Funding the 2003 Yapen PSC Work Program

The Company’s 60% share of Continental Energy Yapen Ltd.’s 10% joint venture share of the 2003 Yapen PSC work program is fully funded by PT Exspan Yapen as per the Yapen Farm Out above described in the sub-section entitled “Yapen Farm Out” in this Item-9.

Yapen Farm Out

Pursuant to a farm out agreement and press release both dated November 5, 2002 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the “Yapen Block” production sharing contract (“PSC”) area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental Energy Yapen Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. PT Exspan Yapen is a wholly owned subsidiary of “PT Medco Energi Internasional Tbk.” (the “Medco Group”). The Medco Group is the largest non-government owned Indonesian oil and gas company. It currently produces approximately 85,000 barrels per day of oil and 100 million cubic feet per day of natural gas. Major shareholders of the Medco Group include the prominent Indonesian Panigoro family, the state oil company of Thailand, and Credit Suisse First Boston. In accordance with the farm out agreement PT Exspan Yapen has paid approximately US$ 600,000 to discharge Continental Energy Yapen Ltd. accrued liabilities up to the farm out date and has agreed to:

1.

Pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government; including an obligation to drill at least one exploration well on the Yapen PSC;

2.

Pay 100%, and thereby “Carry” the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental Energy Yapen Ltd. from the farm out until any “Plan of Development” for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities; and

3.

Assume the roll of Operator for the Yapen PSC.

The assignment of Yapen PSC interest is subject to approval of Indonesian national oil and gas regulatory authorities which although not yet received at the Record Date of this filing is expected in due course.

MATERIAL COMMITMENTS

A summary of the current status of all material contracts, commitments and expenditure obligations of the Company as of the date of this ANNUAL REPORT are described below.  The Company intends to meet its commitments by a combination of raising funds through placement of its securities and through farm out of promoted working interests in its Indonesian properties.  There is no guarantee the Company will be successful in raising sufficient capital and the inability to meet its obligations may have material adverse detrimental effects on the Company, its operations and its particular resource properties. See Exhibit-10B: “PSC Terms” for material commitments common to all Indonesian PSC and TAC contracts.

PSC Vendor Promissory Notes

As part of the total consideration paid the original vendors pursuant to the Company's acquisition of its interest in the Bengara-II property the Company issued three promissory notes totaling US$800,000.  As at 7/31/00, the Company had repaid the entire principal and a portion of the interest outstanding on these promissory notes.  As at 7/31/02 US$50,000 of accrued interest remained outstanding.

Bengara-II PSC Commitments

Signature bonuses due Pertamina pursuant to the Bengara-II PSC totaling US$375,000 have been fully paid.  As of January 2003, the Bengara-II PSC is currently in Contract Year-6 ending 12/4/03.  During these six PSC contract years ended 12/4/03, the Bengara-II JV is obliged to drill 3 exploration wells and or expend at least US$ 16,750,000 on petroleum exploratory “Work Commitment” within the Bengara-II contract area pursuant to annual work programs and budgets to be registered with Pertamina and in accordance with the PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.  The Company is obliged to provide its Bengara-II Joint Venture 60% share of this amount or US$7,050,000.  The JV reports that has spent an approximately $2,400,000 towards the Work Commitment as at 10/31/02.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Bengara-II PSC
BENGARA-II PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation	Company’s 60% JV Share Of PSC Stipulated Obligations	Co’s 60% JV Share of Actual Incurred PSC Expenditure Obligation
Year-1	4-Dec-1998	US$ 500,000	US$ 300,000	US$ 300,000
Year-2	4-Dec-1999	US$ 500,000	US$ 300,000	US$ 300,000
Year-3	4-Dec-2000	US$ 6,000,000	US$ 3,600,000	US$3,600,000
Year-4	4-Dec-2001	US$ 1,000,000	US$ 600,000	US$ 600,000
Year-5	4-Dec-2002	US$ 5,000,000	US$ 3,000,000	US$ 3,000,000
Year-6	4-Dec-2003	US$ 3,750,000	US$ 2,250,000	US$ 2,250,000
Year-7	4-Dec-2004	US$ 5,250,000	US$ 3,150,000
Year-8	4-Dec-2005	US$ 1,000,000	US$ 600,000
Year-9	4-Dec-2006	US$ 1,000,000	US$ 600,000
Year-10	4-Dec-2007	US$ 1,000,000	US$ 600,000
ACCUMULATED TOTALS		US$25,000,000	US$15,000,000	US$7,050,000

Yapen PSC Commitments

As of January 2003, the Yapen PSC is currently in Contract Year-4 ending 9/27/02. Signature bonuses due Pertamina pursuant to the Yapen PSC totaling US$ 200,000 have been paid in full. During the first four PSC contract years ending 9/27/03, the Yapen JV is obliged to expend at least US$5,500,000 on petroleum exploratory “Work Commitment” within the Yapen contract area pursuant to annual work programs and budgets to be registered with Pertamina and in accordance with the PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Yapen PSC
YAPEN PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation	Incurred Obligation of Yapen JV at Record Date
Year-1	27-Sept-2000	US$ 500,000	US$ 500,000
Year-2	27-Sept-2001	US$ 1,500,000	US$ 1,500,000
Year-3	27-Sept-2002	US$ 3,000,000	US$ 3,000,000
Year-4	27-Sept-2003	US$ 500,000	US$ 500,000
Year-5	27-Sept-2004	US$ 1,500,000
Year-6	27-Sept-2005	US$ 4,000,000
Year-7	27-Sept-2006	US$ 1,000,000
Year-8	27-Sept-2007	US$ 4,000,000
Year-9	27-Sept-2008	US$ 1,000,000
Year-10	27-Sept-2009	US$ 1,000,000
ACCUMULATED TOTALS		US$18,000,000	US$5,500,000

In accordance with the terms of the farm out agreement dated 11/05/02 with PT Exspan Yapen the Company is relieved of all of its funding obligations to the Yapen JV and the Yapen PSC through all exploration drilling and up to the time Pertamina grants approval for the first commercial development of an oil or gas field found within the Yapen Block. Only beginning from such time the Company would be obliged to pay its net 6% participating interest share of all additional Yapen PSC expenditures.

Consequences of Failure to Fund PSC Commitments

There is no guarantee the Company will be able to raise sufficient funds in a timely fashion to meet its JV share of the funds needed to meet the Work Commitment to Pertamina in either Bengara-II or Yapen PSC.  Similarly, there is no guarantee that GeoPetro will be able to raise funds to meet its JV share either.  The consequences of a failure or election by either party to not meet JV funding requirements are discussed in the following section. In the event that the either JV is unable to raise sufficient funds to meet its respective accumulated Work Commitment then the JV will have three options.

1.

First, the JV could elect to exercise its rights under the PSC and advise Pertamina that it intends to carry forward the under-expended, accumulated Work Commitment into the next Contract Year.  In so doing the JV would incur the additional expenditure obligation for the subsequent Contract Year as specified in the PSC.  The PSC provides for such carry forward and accumulation of PSC expenditure obligations.  Over and under actual expenditures are also accumulated and apply to the cumulative Work Commitment.

2.

Second, the JV could elect to advise Pertamina of its difficulties in raising finance to meet the Firm Commitment and request from Pertamina the grant of a one-year extension of the current PSC contract year and corresponding accumulated Work Commitment.  Although there is no guarantee that Pertamina would grant such an extension, the request for such is not unusual or uncommon and such requests are commonly granted.  In some cases additional annual extensions past the fourth year have been granted. Pertamina may elect to impose certain conditions on such a grant also.

3.

Third, the JV could elect to default on its Firm Commitment contractual obligation to Pertamina, so notify Pertamina and thereby terminate the PSC and surrender the contract area back to Pertamina.  In such event the JV would lose its sunk costs to date and it is unlikely the JV participants would ever be granted a PSC again.  Although there is no precedent on record of its doing so, Pertamina would be contractually entitled to sue and seek payment of the unexpended portion of any Firm Commitment amount from the JV and its participants. There is no guarantee Pertamina would not take this course of action and the JV and the Company might be found liable.

Joint Venture Contract Commitments

GeoPetro Joint Ventures - The Company is party to two identical joint venture contracts with GeoPetro Resources Company of San Francisco, one with respect to the Bengara-II Joint Venture and one with respect to the Yapen Joint Venture (“JV”).  Both JV contracts provides for the JV participants to share in all costs and benefits of the respective Bengara-II and Yapen JVs on the basis of 60% share for the Company and a 40% share for GeoPetro subject to "non-consent", "sole-risk" and "default" provisions.  Each JV is obliged to meet its respective PSC work expenditure obligations. However, individual participants in each JV, including the Company, have certain flexibility with regard to their individual respective funding obligations to the JV as follows:

1.

Each year at the JV annual work program and budget meeting an individual JV participant may elect, but only within fourteen days of annual budget approval deadline, to exercise its JV right of "non-consent" and thereby elect not to participate in a particular operation, activity or budget item project.  If the remaining JV parties agree to proceed without the non consenting party then they may do so provided that the non consenting party will not be cash called for his JV share of the non consent activity and the cost of such shall be spread proportionally over the other JV parties.  Thereafter if the activity should prove successful and the non-consenting party wishes to rejoin the other JV parties in the non-consent activity then the JV rules of "sole risk" as described in the following paragraph shall apply.

2.

The JV agreement provides for actions of less than all the JV participants in accordance with its "sole risk" provisions.  In the event of "non consent" by a JV party or in the event that one or more but not all JV parties invoke "sole risk" and agree to bear the full cost of an activity in the JV PSC such as drilling a well, that other parties are not agreeable to, then the operator shall conduct such sole risk activity at the expense of the sole risk parties. In the event the sole risk activity is successful, such as a successful well, then those non-consenting or non sole risk parties may regain their JV participating interest share of such successful well by paying a penalty to the sole risk taking parties equivalent to 500% of the non-consenting party's cost of the sole risk activity if such party had participated in the first place.

3.

JV participants who fail to fund their share of agreed JV work programs and budgets within 30 days of a cash call shall be held in "default".  If such default is not cured within 60 days the JV agreement provides for the defaulting party to be "squeezed down" and his percentage interest share of the JV is reduced by an amount that bears the same proportion to its percentage interest as the default amount bears to the total JV costs met through that date by the defaulting party.

PT Exspan Yapen Joint Venture - In accordance with the 11/05/02 farm out to PT Exspan Yapen of a 90% interest in the Yapen PSC the Company's 60% owned subsidiary Continental Energy Yapen Ltd. will negotiate and enter into a joint operating agreement (JOA) with PT Exspan Yapen which shall set forth in detail the nature of the joint venture relationship between the two companies. PT Exspan Yapen will act as operator. PT Exspan Yapen is taking a direct assignment of a 90% interest in the Yapen PSC. Such assignment is subject to the approval of Pertamina and the Republic of Indonesia and as of the Record Date of this filing the approval for the assignment has not yet been received although the Company expects it in due course. The JOA will be finalized upon receipt of approval of the assignment. The Company's Continental Energy Yapen Ltd. subsidiary will remain the sole property of the Company and GeoPetro Resources Company and Continental Energy Yapen Ltd. will own an undivided 10% of the Yapen PSC and be party to the JOA with PT Exspan Yapen. The Company expects the PT Exspan Yapen JOA to be very similar to those similar agreements constituting the GeoPetro joint venture. The Yapen Joint Venture with GeoPetro shall remain in effect to govern the nature of the joint ownership of the 10% Yapen PSC interest by the Company and GeoPetro.

RISK FACTORS

The nature of the Company's business, oil and gas exploration, places the entire foundation of the enterprise in a high-risk category.  Oil and gas exploration involves a very high degree of risk. There is no assurance that expenditures to be made, as intended by the Company on exploration or "wildcat" drilling of its properties will result in any discoveries of oil and gas in commercially exploitable quantities.  The marketability of any oil and gas actually discovered will be affected by numerous factors beyond the control of the Company including availability of a market for gas, oil and gas market price fluctuations, the proximity and capacity of transport and processing equipment, additional financing and government regulation.  Drilling and production operations involve risks including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other properties, or injury to persons).  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells.  Competition among oil companies for quality properties and limited amounts of drilling capital is intense. Specific risk factors are described below and listed in the priority in which Management feels they pose the most serious risk facing the Company.

1.

Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions or to fund its contractual commitments.  The Company’s ability to continue as a going concern depends upon its ability to obtain financing.  The Company does not currently have the funds required to completely fulfill its joint venture share of the work commitments due under the Bengara-II, Bangkudulis and Yapen PSC's.  There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its PSC work commitments in the event sufficient funds are not available.  It is possible that prolonged inability of the Company to fund its joint venture and PSC work commitments could result in a loss of some or all of its interest in the joint venture or the PSC's.  Management is pursuing all available options to raise working capital and funds for its various projects, including possible shares for debt settlements, farm-out of a portion of its interest and commitments on Bengara II and Yapen, and conducting other debt and/or equity offerings.  There can be no assurance that the Management will be successful.

2.

Dependency on PSC Contracts - The Company's principal assets are its three Indonesian properties, the Bengara II and Yapen PSCs and the Bangkudulis TAC.  The PSC/TAC contract terms contain requirements regarding quality of service, capital expenditure, legal status of concessionaires, restrictions on transfer and encumbrance of assets and other restrictions.  Any failure to comply with these arrangements could result, under certain circumstances, in the revocation of the PSC, and therefore termination of development, production, drilling and other petroleum operations.  Furthermore, all plant, property and equipment purchased by Apex Bengara or Apex Yapen for use pursuant to PSC operations becomes the property of Pertamina.  The cost of such materials may be recovered only if commercial production is established within the PSC area in accordance with provisions of the PSC.

3.

Political Risks - Indonesia  -  The Company's investments in Indonesia are subject to the political risks of foreign investment.  These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls.  Any new Indonesian government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls.  Direct and indirect effects of the decline in value of the Rupiah have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels.  These conditions have affected and may continue to affect the operating environment in Indonesia, as well as the cost and availability of financing for natural resources development efforts.  Impediments to a return to more normal economic conditions in Indonesia, or shocks to the system that exacerbate current adverse economic conditions, could originate from various sources, including further social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment. Additional information on matters and issues which may have material impact upon the Company’s operations on its principal oil and gas properties in Indonesia is included in the Exhibits hereto. Particularly, the reader is referred to ITEM-#19 “Exhibit-10C: Indonesia Update: Part-A: Oil Industry Overview” and “Exhibit-10C: Indonesia Update: Part-B: Social/Economic/Political Situation” together with the external information sources referred to therein for authoritative statistical information and informed third party analysis of the outlook for the Indonesian economy and the petroleum sector.

4.

Oil and Gas Exploration Risks - Oil and gas exploration involves a high degree of risk.  There is no assurance that expenditures to be made by the Company on its oil and gas properties will result in any discoveries of oil and gas in commercial quantities.  The Company intends to participate in the drilling of both exploratory and development wells.  Exploratory wells have a much greater dry hole risk than do development wells.  The marketability of any oil and gas, which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of oil and gas pipelines and processing equipment, rig availability and government regulation, including regulations relating to prices, taxes, royalties, land tenure, allowable production and environmental protection.

5.

Operating Risks - Production operations involve risks normally incident to such activities, including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other properties, or injury to persons).  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-in of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity.  While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect operating revenues from time to time in varying degrees.

6.

Risk of Future Changes in Regulatory Environment - The Indonesian Government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy, including the oil and gas industry, Indonesian business generally, investments, taxes and the capital markets.  The Bengara-II, Yapen and Bangkudulis properties and operations there upon, are governed by Indonesian laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters.  Any new government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and PSC/TAC contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls.  Such changes and developments could have a material adverse effect on private sector entities in general and on the Company in particular.

7.

Management - The Company depends entirely upon its management to identify, acquire, finance and operate a portfolio of oil and gas exploration properties through which the Company can grow and achieve oil production and a steady income.  The Company's management is comprised of a small number of key employees with technical skills and expertise in the business, the loss of any one of whom could harm the Company.  The Company does not currently maintain "key-man" insurance for any of its employees.

8.

Director’s Conflicts of Interest - Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  Persons considering the purchase of Company securities must appreciate that they will be required to rely on the judgment of these individuals in resolving such conflicts as they may arise.

9.

Currency/Exchange Rate Risk - All of the Company’s material financial obligations and commitments are denominated in US Dollars while its primary source of financing is the issuance of equity securities in Canada for Canadian currency. A substantial amount of the Company's business transactions will be denominated in Indonesian Rupiah due to operations on its principal properties. The Company’s financial statements are kept in US Dollars. The Indonesian currency, the Rupiah, has decreased substantially in terms of the US Dollar during the past few years. See historical foreign currency exchange rates set forth in Table-1 above in the section “ITEM-#1: Currency and Exchange Rates”. Fluctuations in the Rupiah may have a substantial effect on the Company’s financial statements due to related gains or losses due to the rate changes. Until such time as it achieves revenue from petroleum production the Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate.  Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

MATERIAL TRENDS AND UNCERTAINTIES

The Company's securities are highly speculative and trade in a specialized market of investors willing to take a large degree of risk for a possibly large reward.  Traditionally, junior oil and gas companies and gold companies have thrived in this speculative and high-risk environment.  Fiscal 2000 and 2001 saw a shift by investor's away from highly speculative resource issuers to dot.com Internet stocks with similar high speculation characteristics.  The effects of this divergence are clear and unmistakable and a large amount of capital formerly available to resource issuers has been diverted. It is uncertain whether this trend will continue and the amount of funds available to the Company may be affected.  A fall out in the dot.com markets could return a lot of risk capital to the resource companies. Continued optimism in the dot.com markets may continue to drain funds formerly available to resource issuers.

World oil prices have risen to relatively high levels in late calendar 2002 largely on fears of supply disruption with possible war in Iraq and appears to have settled in the US$30 per barrel range. Given the uncertainty, world oil prices are likely to fluctuate and be volatile, possibly over a wide range,  with developments as to the resolution of the conflicts with Iraq and international terrorism proceed.

The rebounding of the previously vigorous Asian economies is clearly evident and expected to regain much of its forward momentum this year and next.  This rebound offers a triple benefit for the Company as increasing Asian demand buoys world oil prices, international funds and emerging markets funds refocus interest and investment on the region and larger oil companies refocus exploration and development activities in the Asian geographic region.

Resource exploration is a speculative venture involving substantial risk.  There is no certainty that the expenditures to be made by the Company in the acquisition of interests in properties under its various agreements will result in discoveries of commercial quantities of oil/gas.  Further, the marketability of oil/gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market price fluctuations, the proximity and capacity of oil/gas markets, availability of needed equipment, transportation costs and government regulations.  The exact effect of these factors cannot be accurately predicted, the combination of these factors may result in the Company not receiving an adequate return on capital.

As of the date of this Annual Report, the Company has insufficient financial resources to undertake all of its planned exploration and development programs.  The future development of the properties of the Company shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means.   The Company intends to raise required additional funds by selling equity or debt securities, and/or by selling or joint venturing its properties until it develops a cash flow from operations.   While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.  If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements.  There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by additional and continuing acts of international terrorism and a possible war in Iraq; or unforeseen political disturbances in Indonesia.

The Company does not know of any other trends or uncertainties that are reasonably likely to result in, material changes to its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new or disposition of existing projects.

Additional information on matters and issues which may have material impact upon the Company’s operations on its principal oil and gas properties in Indonesia is included in the Exhibits hereto. Particularly, the reader is referred to ITEM-#19 “Exhibit-10C: Indonesia Update: Part-A: Oil Industry Overview” and “Exhibit-10C: Indonesia Update: Part-B: Social/Economic/Political Situation” together with the external information sources referred to therein for authoritative statistical information and informed third party analysis of the outlook for the Indonesian economy and the petroleum sector.

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects.  At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and the company has acquired rights to two production sharing contract areas covering 3 million acres.  Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success while restricting its focus to Indonesia where its limited manpower and technical resources are already deployed. For calendar year 2003, the Company's management has set two important strategic objectives, which it hopes to accomplish during the year.  These goals, in order of priority, are:

1.

Drill two required TAC commitment wells on Bangkudulis Property and commence commercial production to generate internal revenue. Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

2.

Drilling three exploratory commitment wells on the Bengara-II Property.  Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

ITEM - # 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

Table No. 6 lists, as at 1/20/03, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held in January 2000 and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, “Executive Directors” and “Non-Executive Directors”.  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the end of Fiscal 2002 and at 1/20/03 the Company has three Non-Executive directors, Mr. Wine, Mr. Barker and Mr. Lichman and two Executive Directors  Mr. McAdoo and Mr. Schell.

Table No. 6 Directors
Name	Age	Date First Appointed a Director
Gary R. Schell (1) (5)	69	February 1993
Gary Wine (1)	47	May 1997
Richard L. McAdoo (2) (4)	48	January 1999
Lawrence Barker, Jr. (3) (4) (5)	82	October 1999
Stan Lichman (1) (4) (5)	56	July 2001

Notes:

(1)  Resident and citizen of Canada.

(2)  Resident of Indonesia and citizen of the United States.

(3)  Resident and citizen of the United States.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

DIRECTORS COMMITTEES

Audit Committee - The board of directors has created an “Audit Committee” and duly appointed executive director McAdoo and non-executive directors Barker and Lichman to serve on the committee for Fiscal 2002. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year end audit. Mr. McAdoo serves as the committee’s chairman.

Compensation Committee - The board of directors has created a “Compensation Committee” and duly appointed executive director Schell and non-executive directors Barker and Lichman to serve on the committee. The Audit Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. Schell  serves as the committee’s chairman.

RESUME OF DIRECTORS

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 24 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is currently a director, President and CEO of Apex Bengara and Apex Yapen. Prior to their acquisition by the Company Mr. McAdoo held a direct and an indirect share holding interest in both Apex Bengara and Apex Yapen.

Lawrence Barker has had a remarkable career in the international oil business and although unofficially retired is still actively involved in consulting from his San Francisco base. He is a 1942 graduate of Yale with a degree in mathematics. After a short wartime engagement as a meteorology officer in the US Army, he studied geology and petroleum engineering at UCLA/USC before embarking on a career as an independent oil producer in California, Colorado, Texas, Louisiana and Montana. Today he remains active as a producer of oil and gas and also a director and shareholder of a small private company with activity and some production in California and Texas. With other oilmen in 1963, he founded the Independent Indonesian American Petroleum Company (IIAPCO) and he served as its President and CEO until 1971. IIAPCO signed the first ever Production Sharing Contract in Indonesia in 1966 for an unexplored and rank wildcat area offshore Java. A second contract area adjacent to the first was signed in 1968. Substantial discoveries were made on both of IIAPCO's contracts with cumulative oil production from the two areas to date about 3 billion barrels. IIAPCO merged with Natomas and Mr. Barker became a director of that company in 1971. After several other mergers and acquisitions the Natomas share of the two offshore Java contract areas acquired by fledgling IIAPCO are today still in production and operated by MAXUS, formerly of Dallas but now owned by YPF, the Argentine oil company, and Repsol, the Spanish oil company. Mr. Barker's string of successful Indonesian enterprises continued until 1992 with his participation in the development of fields in the Salawati Basin, Irian Jaya, which  have today produced over 500 million barrels.

Gary R. Schell is a professional engineer with over thirty years experience in resource exploration and development. He holds a bachelors degree in Mechanical Engineering from the University of Saskatchewan. He was the founder and President of Jet Energy Corp., Geoquest Resource Corporation, Tylox Resources Inc. and Tracer Petroleum Corporation, all resource companies with a significant focus in the oil and gas sector.

Gary D. Wine is a professional geologist and member of the American Association of Petroleum Geologists as well as the Canadian Society of Petroleum Geologists. He holds a bachelors degree in Geology from University of British Columbia. From 1978 to 1997 Mr. Wine held various positions with the Norcen group of companies, including exploration manager - Argentina, senior geologist responsible for prospect generation and regional studies in Northern Alberta and project geologist for Norcen's permits in Malaysia, Indonesia and Papua New Guinea.

Stan Lichman is a financial services professional and owner operator of an independent financial consultant and tax advisory business with offices in Toronto and Vancouver.

EXECUTIVE OFFICERS

Table No. 7 lists, as at 1/20/03, the names of all of the Executive Officers of the Company.  Executive Officers are appointed the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.  The term “Executive Officers” includes and is limited to those Company employees who are members of management who are either President, Vice President, Secretary, Treasurer or Chairman of the Company or of any one or more of the Company’s majority or wholly owned subsidiaries.

Table No. 7 Executive Officers
Name	Age	Current Title	Date First Appointed a Director
Richard L. McAdoo (1)	48	President	November 1999
Gary R. Schell (2)	69	Chairman & Secretary	February 1993
James C. Haebig (3)	67	Director of Subsidiary	April 1999
Craig Doctor (4)	37	VP Investor Relations	April 2000

Notes:

(1)

He is also President/CEO/Director of the Company’s Indonesian subsidiaries: Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. and has served as such since the Company’s acquisition of these subsidiaries in August 1998  He spends substantially full time on the affairs of the Company and its subsidiaries. He is based in and resident in Jakarta, Indonesia, and is employed under contract to both Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd.

(2)

He was President of the Company from April 1993 until November 1999 when he resigned as President and was elected Chairman of the board of directors and was appointed Secretary; he resigned as Secretary in December 2000 and was reappointed Secretary in July 2001. He spends substantially full time on the affairs of the Company. He is based in and resident in Vancouver, BC, Canada, and is employed under full time contract to the Company.

(3)

He is not a director or officer of the Company, but he is a director, vice president and also Chief Geophysicist for the Company’s majority owned subsidiaries Apex (Bengara-II)Ltd. and Yapen Ltd. and for reporting purposes in this annual report he is considered to be an Executive Officer.  He spends substantially full time on the affairs of the Company.  He is a resident of Jakarta, Indonesia, and is employed under contract to both Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd.

(4)

Based in and resident in Vancouver, BC, Canada, and employed under full-time contract to the Company. In December 2001 he resigned his office of Vice President and his full-time employment with the Company. As of the record date of this report he is negotiating with the Company for a part-time employment arrangement in the same capacity.

Orders - No Director or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. During the past 10 years, no director, officer or promoter of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority related to the trading in securities, promotion or management of a publicly traded Company, or theft or fraud, except Richard L. McAdoo, who, as an officer of Triton Indonesia, Inc. (“Triton Indonesia”), consented, without admitting or denying allegations made in a civil complaint filed against Triton Energy Corporation (the US parent of Triton Indonesia), Mr. McAdoo and other officers of that company by the US Securities and Exchange Commission, to the entry of a Final Judgment permanently enjoining him from violating the anti-bribery provision and the internal control and books and records provisions of the Foreign Corrupt Practices Act and the Securities Exchange Act of the United States.

Multiple Directorships - Gary Schell is also a Director of Module Resources Incorp., a CDNX traded public company also involved in oil and gas exploration and development. While the Executive Officers and Directors of the Company are involved in other business ventures and may not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

Arrangements & Relationships - There are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which anyone was selected as a Director or Executive Officer.

ITEM - # 11.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company does not provide cash compensation its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director of the Company, including committee participation and/or special assignments. During Fiscal 2002, the Company did not pay or accrue any salary, fees or other cash compensation directly or indirectly to any director of the Company solely for their services as directors to the Company.  Refer to ITEM-#13.

Non-Executive Director Compensation

Non-Executive Directors are those directors not paid for their service as a director and also not employed or paid by the Company in any capacity such as officer or consultant.

Larry Barker, Non-Executive Director   During Fiscal 2002, Mr. Barker served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Barker during Fiscal 2002 does not expect to pay any cash compensation to Mr. Barker for his current services as a Non-Executive Director during Fiscal 2003. See ITEM-#12 for his stock options.

Stan Lichman, Non-Executive Director   During Fiscal 2002, Mr. Lichman served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Lichman during Fiscal 2002 does not expect to pay any cash compensation to Mr. Lichman for his current services as Non-Executive Director during Fiscal 2003. See ITEM-#12 for his stock options.

Gary Wine, Director and formerly Geological Consultant   During Fiscal 2000, Mr. Wine received cash compensation of C$17,900 indirectly, through GDW Consulting, a private firm owned by Mr. Wine, for geological evaluation and consulting services performed directly for the Company under written contract to the Company.  The services contract was terminated in October 1999.  Since the termination, the Company has not paid any cash compensation to Mr. Wine for his services as a Non-Executive director and does not expect to pay any cash compensation for the next fiscal year. See ITEM-#12 for his stock options.

Executive Director Contracts

Executive Directors are those directors who are directly or indirectly employed by the Company and serving as paid officers, advisors or employees of the Company in addition to their unpaid service as a director. The following directors have contracts with the Company or its affiliates and are Executive Directors. All contracts with the Company for directors, officers and senior management are reviewed by the Compensation Committee.

Gary Schell, Director and Chairman   The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated 08/01/02 with Milner Downs Equestrian Centre Ltd. (a company controlled by Mr. Schell) for the personal services of the Company’s Chairman and Secretary, Mr. Gary R. Schell to provide executive management and corporate administrative services in the Company’s Langley headquarters office. The contract provides for a salary of CDN $ 10,000 (US$ 6,500) per month.

Richard McAdoo, Director and President   The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated 08/01/02 with and for the Company’s President, Mr. Richard L. McAdoo to provide executive management from the Company’s affiliates’ Jakarta office. Under the contract, the Company does not pay any direct salary to Mr. McAdoo but does provide for reimbursement of actual personal family medical insurance premiums. Instead Mr. McAdoo is compensated for his services under direct contract to the Company’s joint venture subsidiaries Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. pursuant to separate annually renewable personal consulting service agreements in the amounts of US$ 7,500 (since 08/01/98) and US$ 2,500 (beginning 01/01/01 and ending 8/31/02) per month respectively. However, Mr. McAdoo's contract and consulting service fees for Continental Energy Yapen Ltd. were terminated effective 8/31/02 in accordance with the farm out of the Yapen Property.

Executive Director Compensation

The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors.

Gary Schell, Director and Chairman   During Fiscal 2002/2001/2000, Mr. Schell was paid Canadian dollar cash compensation by the Company indirectly through Milner Downs, respectively, CDN$75,000, CDN$60,000, and CDN$60,000 for his personal services as an Executive Officer of the Company. Commencing 01/01/00 Mr. Schell has been paid or accrued a monthly fee of US$ 1,000 for his personal services rendered as a director to each Indonesian joint venture subsidiary, Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. The Company's pays only its 60% joint venture share of all compensation paid by its joint venture subsidiaries to Mr. Schell.

Richard McAdoo, Director and President   At end Fiscal 2000 Mr. McAdoo has not been paid or accrued any cash compensation directly from the Company for his services as an Executive Director and Officer of the Company.  Instead Mr. McAdoo is compensated for his services under direct contract to the Company’s two joint venture subsidiaries Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. pursuant to separate annually renewable personal consulting service agreements in the amounts of US$ 7,500 (since 8/01/98) and US$ 2,500 (since 1/01/01) per month respectively. However, Mr. McAdoo's contract and consulting service fees for Continental Energy Yapen Ltd. were terminated effective 8/31/02 in accordance with the farm out of the Yapen Property. See "Note on Compensation of Executive Officers by Indonesian Subsidiaries" below. Mr. McAdoo was directly paid or accrued from Apex (Bengara-II) Ltd., salary compensation of US $90,000 for the years ended Fiscal 2002/2001/2000  and from Continental Energy Yapen Ltd., salary compensation of US $30,000, US $17,500, and nil for the same years respectively. The Company's pays only its 60% joint venture share of all compensation paid by its joint venture subsidiaries to Mr. McAdoo.

EXECUTIVE OFFICER COMPENSATION

The Company employs all of its Executive Officers under direct written contract with the Company and or one or more of its subsidiaries. All Executive Officers are contracted on a full time employment basis and are prohibited from engaging in paid employment from third party’s who are also engaged in the oil and gas business. During Fiscal 2002, the Company paid or accrued, directly or indirectly salary or other cash compensation totaling CDN$36,000 and US$ 72,000 to  two Executive Officers as follows:

Craig Doctor, Vice President   Mr. Doctor was employed indirectly by the Company under full time contract to perform investor relations services during Fiscal 2002 through his personal company Doc's Consulting Ltd. During Fiscal 2002/2001/2000 he was paid or accrued CDN$36,000, CDN$36,000 and CDN$36,000 respectively for his services.

James C. Haebig, Director and Officer of Subsidiary   At end Fiscal 2002 Mr. Haebig has not been paid or accrued any cash compensation directly from the Company for his services as an Executive Director and Officer of the Company’s subsidiaries. Instead Mr. Haebig is compensated for his services under direct contract to the Company’s two joint venture subsidiaries Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. pursuant to separate annually renewable personal consulting service agreements in the amounts of US$ 7,500 (since 1/01/98) and US$ 2,500 (since 1/01/01) per month respectively. However, Mr. Haebig's contract and consulting service fees for Continental Energy Yapen Ltd. were terminated effective 8/31/02 in accordance with the farm out of the Yapen Property. Mr. Haebig was directly paid or accrued from Apex (Bengara-II) Ltd., salary compensation of US $90,000 for each of the years ended Fiscal 2002/2001/2000 and from Continental Energy Yapen Ltd., salary compensation of US $30,000, US $17,500 and nil for the same fiscal years respectively. The Company's pays only its 60% joint venture share of all compensation paid by its joint venture subsidiaries to Mr. Haebig.

Note on Compensation of Executive Officers by Indonesian Subsidiaries

During Fiscal 2002 three of the Company’s Executive Officers also serve as directors of both the Company’s 60% owned Indonesian Joint Venture Subsidiaries, “Indo JV Subs”, namely Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. Two Executive Officers, Mr. McAdoo and Mr. Haebig, reside in Jakarta, and are also serving officers of the Indo JV Subs in the capacities of President and Vice President Geophysics respectively. Both also personally provide individual geological, geophysical and management services to each of the Indo JV Subs principally at the Jakarta offices. Such personal services are provided under annually renewable service agreements with each Indo JV Sub. All compensation paid to the Executive Officers by the Indo JV Subs is shared in the proportion of 40% by the Company’s Indo JV partners and 60% by the Company.

This treatment of his compensation enables the two joint venture subsidiaries to charge the full amount of his compensation against the respective PSC work commitment and also qualify the entire amount of compensation for reimbursement by Pertamina from oil production as cost recovery as and when commercial production is established. The Company indirectly pays 60% of Mr. Haebig’s and Mr. McAdoo's compensation by virtue of its funding its joint venture obligations to both Apex (Bengara-II) Ltd. and Continental Energy Yapen Ltd. The Company’s joint venture partner, GeoPetro Resources Company, pays the other 40% of their salaries.

The entire amount of the compensation paid by the Company’s Indo JV Subs for personal consulting and management services provided by some of the Company’s Executive Officers (and of their own employees and consultants) is expected to 1) qualify and count towards fulfillment of the respective Indo JV Subs’ obligatory exploration work expenditure commitment under its Production Sharing Contract (“PSC”) with Pertamina and 2) is also expected to qualify as “cost recovery” pursuant to the respective Indonesian production sharing contracts and thereby be reimbursed in full to the Company at some future time. The full amount of such accumulated compensation costs may be recovered by the Indo JV Subs from future petroleum production revenues in accordance with the cost recovery provisions of the respective production sharing contracts in the event that commercial petroleum production is achieved.

Stock Options

The Company does grant incentive stock options to Directors and to Officers and employees; refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries".  All stock options are set at levels determined from time to time by the board of directors in accordance with applicable securities regulations.

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

ITEM - # 12.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has no formal written stock option plan in place as of the date of this Annual Report. At 1/20/03, the Company had 5,630,000 stock options outstanding entitling the holders to purchase 5,630,000 common shares at a price of $0.15.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8, also effective as at 1/20/03, as well as the number of options granted to them as a group.  Outstanding options to other employees and consultants as a group is also shown.

#

Table No. 8 Stock Options Outstanding
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Gary Schell	$0.15	7/30/04	1,000,000	------
Gary Schell	$0.15	4/29/04	400,000	25.0%
Richard McAdoo	$0.15	7/30/04	900,000	16.0%
James Haebig	$0.15	7/30/04	635,000	11.3%
Gary Wine	$0.15	7/30/04	200,000	3.5%
Lawrence Barker	$0.15	7/30/04	100,000	------
Lawrence Barker	$0.15	4/29/04	100,000	3.5%
Stan Lichman	$0.15	7/30/04	100,000	------
Stan Lichman	$0.15	4/29/04	100,000	3.5%
Total Directors & Officers as a Group			3,535,000	62.8%
Total Employees & Consultants as a Group			2,095,000	37.2%
Total Stock Options Outstanding at 1/20/03			5,630,000	100.0%

At 1/20/03, the Company had 15,490,606 share purchase warrants outstanding entitling the holders to purchase 15,490,606 common shares at prices between US$0.15 and CDN$0.70. All of the share purchase warrant issued by the Company have been issued in conjunction with private placements of Company securities or loans as incentive consideration to the placee or lender. Table No. 9 lists, also as at 1/20/03 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 9 Share Purchase Warrants Outstanding
			Warrant Exercise Price US$ As Currently Amended & Exercisable
Date Warrants Issued	Number of Warrants Originally Issued	Number of Warrants As Amended & Still Outstanding	First Year	Second Year	Third Year or As Revised	Date Warrants Expire
9/10/02	5,408,000	4,656,666	$ 0.15	$0.30	$ 0.60	9/10/05
7/23/02	1,305,000	1,112,000	$ 0.15	None	None	7/23/03
7/19/02	500,000	500,000	$ 0.15	$0.30	$ 0.60	7/19/05
7/18/02	1,621,840	1,621,840	$ 0.15	None	None	7/18/03
9/21/00	4,923,000	4,923,000	Revised	Revised	$0.15	7/30/03
6/22/00	1,829,332	1,096,000	Revised	Revised	$0.15	7/30/03
3/01/00	350,000	185,000	Revised	Revised	$0.15	1/31/03
10/12/99	605,600	605,600	Revised	Revised	$0.15	7/30/03
11/24/99	500,000	500,000	Revised	Revised	CDN$0.70	11/24/04
8/11/99	290,000	290,000	Revised	Revised	$0.15	7/30/03
Total		15,490,606	Outstanding at 1/20/03

ITEM - # 13.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The following are the only transactions since 8/1/00, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced below were on terms at least as favorable to the Company as it could have obtained from unaffiliated parties.

Richard L. McAdoo, President/Director - During fiscal 2002 but effective from 8/01/00 the Company closed it's purchase of the Bangkudulis property; see ITEM-#1, “Acquisition/Disposition of Principal Properties”. At the effective date of the sale, Dimensions West Energy, Inc., the seller of the Bangkudulis property, and the Company shared a common director, Richard McAdoo, who up until his resignation on 1/30/01 was also President and a director of the seller.  Mr. McAdoo declared his conflict of interest and abstained from voting as a director of both the Company and the seller with regard to the Bangkudulis Acquisition.  Up until his resignation from the seller's board in January 2000 preceding the sale effective date, the Company also shared a second director, Gary Schell with the seller.  Neither Mr. McAdoo nor Mr. Schell have or expect to have any personal beneficial interest in the contemplated transaction other than that of being shareholders.

Lawrence J. Barker, Jr., Non-executive Director - During Fiscal 2000, the Company farmed out a 40% interest in both its Apex (Bengara-II) Ltd. property and its Continental Energy Yapen Ltd. property to a privately held American company, GeoPetro Resources Company of San Francisco. See “ITEM-#1, “Acquisition/Disposition of Principal Properties”. At the time of the farm out Mr. Barker was a director of both the Company and GeoPetro.  Mr. Barker did not participate in the negotiations and did not personally receive any personal material benefit or compensation from either the Company or GeoPetro as a result of the farm out.

P A R T -  II

ITEM - # 14.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Debt Securities to be Registered.

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this sub-heading of this ITEM-#14 are not applicable. A description of the Company’s currently registered securities is made in ITEM-#4, ITEM-#5 and ITEM-#12.

American Depository Receipts.

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this sub-heading of this ITEM-#14 are not applicable. A description of the Company’s registered securities is made in ITEMS#4, #5 and #12.

Other Securities to be Registered.

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this sub-heading of this ITEM-#14 are not applicable. A description of the Company’s registered securities is made in ITEMS-#4, #5 and #12.

P A R T -  III

ITEM - # 15.

DEFAULTS UPON SENIOR SECURITIES

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this ITEM-#15 are not applicable.

ITEM - # 16.

CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this ITEM-#16 are not applicable. A description of the Company’s currently authorized, issued, outstanding and registered securities is made in ITEMS-#4, #5 and #12.

P A R T -  IV

ITEM - # 17.

FINANCIAL STATEMENTS

For its 7/31/02 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.  Accordingly, all prior years' figures presented have been recast in the U.S. currency through a "translation of convenience" whereby all amounts appearing are restated from Canadian to U.S. currency using the exchange rate prevailing at 7/31/01. The accounts of the Company are now prepared in U.S. funds and the Company’s Canadian operations are translated into U.S. dollars under the temporal method. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

AUDITORS

The Company’s auditors are Staley Okada & Partners (formerly Staley, Okada, Chandler & Scott), (“SOAP”) Chartered Accountants, of Surrey, British Columbia, Canada. SOAP or its predecessor firm has been the Company’s auditors since the Company’s incorporation in 1984. SOAP has been a member of the Institute of Chartered Accountants of British Columbia since 1962. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, two SOAP partners are qualified American CPA’s in good standing in the states of Illinois and Washington.

AUDITS, REPORTING, FINANCIAL STATEMENTS AND THEIR APPLICABILITY

The Company prepares annual audited consolidated financial statements as at its year end date of 31 July. These consolidated financial statements include the accounts of the company and its majority owned subsidiaries. During the course of the Company’s fiscal year management prepares unaudited quarterly consolidated financial statements as at 31 October, 31 January and April 30 which are filed with British Columbia Securities Commission within 60 days of the quarter’s end.

ELECTRONIC FILING AT THE SEDAR WEBSITE

The Company makes continuous financial and corporate information disclosure as well as statutory filings with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com. SEDAR is the “System for Electronic Document Archiving and Retrieval” employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing electronically on SEDAR in 1997.

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2002 year end at 7/31/02. The cut-off Date of the auditors report for the same Fiscal 2002 financial statements is 12/06/02. The Record Date of this Form-20F annual report is 1/20/03. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2002 financial statements, on EDGAR is scheduled for 1/24/03. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditors report is 128 days. Elapsed time between the fiscal year end effective date of the financial statements and the Record Date of this report is 168 days.

FINANCIAL STATEMENTS ATTACHMENT & INDEX

The auditors report and audited financial statements as required under ITEM-#17 are included attached hereto, are incorporated herein and are found immediately following the text and Exhibits of this Form-20F Annual Report starting on page 81 and continuing as shown in the table of contents following.

Consolidated Financial Statements Table of Contents Attached Hereto as Pages Numbered 42 to 84	Page
1. Financial Statement Title Page
2. Auditor's Report, dated 12/06/02
3. Management’s Responsibility For The Financial Statements
4. Consolidated Balance Sheet at 7/31/02 and 7/31/01
5. Consolidated Statement of Shareholders’ Equity (Deficiency) for the Years ended July 31, 2000, 2001 and 2002
6. Consolidated Statement of Loss for the Years ended July 31, 2000, 2001 and 2002; and cumulative from 08/01/93 (date of development stage)
7. Consolidated Statement of Cash Flows for the Years ended July 31, 2000, 2001 and 2002 and cumulative from August 1, 1993 (date of development stage)
8. Consolidated Schedule of Resource Property Costs for the Years ended July 31, 2000, 2001 and 2002 and cumulative from 08/01/93 (date of development stage)
9. Consolidated Schedule of Administrative Expenses for the Years ended July 31, 2000, 2001 and 2002 and cumulative from 08/01/93 (date of development stage)
10. Notes to the Consolidated Financial Statements
11. Auditors’ Report on Schedules Title Page
12. Auditor’s Report on Schedules, 12/06/02
13. Schedules to the Consolidated Financial Statements
Schedule I: Indebtedness of and (to) Related Parties – Current
Schedule II(a): Property, Plant and Equipment
Schedule II(b): Accumulated Amortization
Note to Report on Schedules

ITEM - # 18.

FINANCIAL STATEMENTS

The Registrant has elected to provide its financial statements pursuant to ITEM-#17.

ITEM - # 19.

EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

ATTACHED EXHIBITS TITLE & CONTENTS	Page
Exhibit-1: Certificate, Memorandum & Articles of Incorporation
Exhibit-2: Shareholder Rights Instruments
Exhibit-3: Voting Trusts
Exhibit-4: Material Contracts
Exhibit-5: Foreign Patents
Exhibit-6: Statement How Earnings Per Share Calculated
Exhibit-7: Statement How Reported Ratios Are Calculated
Exhibit-8: Diagram of Parent & Subsidiaries
Exhibit-9: Statement on Age of Financial Statements
Exhibit-10: Other Exhibits
Exhibit-10A: Glossary: Part-A: Oil Industry Technical Terms Definitions
Exhibit-10A: Glossary: Part-B: Abbreviations and Units of Measurement
Exhibit-10A: Glossary: Part-C: Conversion Factors
Exhibit-10B: PSC-Terms: Part-A: Production Sharing Contract Terminology
Exhibit-10B: PSC-Terms: Part-B: Production Sharing Terms & Conditions
Exhibit-10C: Indonesia Update: Part-A: Oil Industry Overview
Exhibit-10C: Indonesia Update: Part-B: Social/Economic/Political
Exhibit-10C: Indonesia Update: Part-C: Indonesian Crude Oil Pricing
Exhibit-11: Financial Statements Attachments Pursuant to ITEM-#17:
Exhibit-11A: Auditors Report - End Fiscal Year 2002, 7/31/02, Financial Statements
Exhibit-11B: Financial Statements - Audited at End Fiscal Year 2002 7/31/02
Exhibit-11C: Notes to Financial Statements - Audited at End Fiscal Year 2002 7/31/02
Exhibit-11D: Supplemental Schedules to Financial Statements - Audited at End Fiscal Year 2002 7/31/02

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2002 year end 7/31/02, was submitted for filing electronically on the US-SEC's EDGAR system on 1/24/03.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F Fiscal 2002 year end 7/31/02 annual report on its behalf.

Continental  Energy  Corporation

(Registrant)

"Gary R. Schell"

_______________________________________

By: Gary R. Schell

Director & Chairman of the Board

Record Date: January 20, 2003

#