Form 20-F
CONTINENTAL ENERGY CORP/ BC
filed 2004-01-16
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FOR FISCAL YEAR 2003

ENDED JULY 31, 2003

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

British Columbia, Canada

(Jurisdiction of incorporation or organization)

21795 64th Avenue, Langley, British Columbia, Canada V2Y-2N7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares	45,749,858

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
Form-20F Annual Report Record Date: December 31, 2003

#

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2003 End July 31, 2003

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS	3
		Introduction and Overview
		Current Status Summary Of Oil & Gas Properties
		Plan of Operations
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES	12
		Bengara-II Property
		Yapen Property
		Bangkudulis Property
	ITEM-#3	LEGAL PROCEEDINGS	16
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY	17
		Share Capital
		Rank, Rights And Restrictions Of Share Capital
		Share Holding Distribution
	ITEM-#5	NATURE OF SHARE TRADING MARKET	19
		Trading Markets & Exchanges
		US Shareholder Interests
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS	21
	ITEM-#7	TAXATION	22
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION	23
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS	26
		Liquidity And Capital Resources
		Material Events
		Material Commitments
		Risk Factors
		Material Trends And Uncertainties
		Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	34
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	36
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	38
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	39
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	39
PART-III	ITEM-#15	DEFAULTS UPON SENIOR SECURITIES	39
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	39
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)	39
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	41
	ITEM-#19	EXHIBITS	41
		Index to Exhibits	41
		Copies and Distribution	41
		Signature Page	41

		LIST OF ATTACHMENTS
		Exhibits-1 through Exhibit-10	42-44
		Attachment to ITEM-#17 FINANCIAL STATEMENTS - Exhibit-11	45-81

---oOo---

#

P A R T -  I

ITEM - # 1

GENERAL DESCRIPTION OF BUSINESS

The Registrant’s name is Continental Energy Corporation (hereinafter also referred to as the Company). The Company is an oil and gas exploration enterprise focusing its efforts on making commercial discoveries and establishing petroleum production in low to medium risk and high potential reward properties in Indonesia.  The Company is an exploration stage, junior, resource company with three principal properties all located in Indonesia, the Bengara-II Block, the Yapen Block and the Bangkudulis Block. All three properties are held under separate production sharing contract concessions with BPMigas, the Indonesian state oil concession regulating agency. The Company's Bengara-II and Yapen oil and gas properties have no proved commercially viable deposits of oil and gas.  The Bangkudulis property contains proved reserves but is not yet in production pending development. At the date of this report none of the Company’s properties are producing and the Company has no internally generated revenues.

INTRODUCTION AND OVERVIEW

Name and Incorporation - The Company was incorporated in British Columbia, Canada, on May 29, 1984 under the name "Intl. Focus Res. Inc."  On January 3, 1996 the name was changed to "Continental Copper Corporation".  On October 23, 1997 the name was changed to "Continental Energy Corporation".

Domicile & Securities Regulatory Compliance - The Company’s home country is Canada.  The Company’s host countries by virtue of listing of the Company’s common shares for trading purposes include the United States of America and Germany.  The Company’s common shares trade according to the rules and regulations of the Company’s home country securities regulatory agency, the "British Columbia Securities Commission" or "BCSC" and the applicable laws, rules and regulations of its host countries. The Company’s principal share trading market is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF". The Company is a fully reporting US Securities Exchange Commission EDGAR filer.

US-SEC Filing and Record or Effective Date - This US Securities and Exchange Commission ("US-SEC") Form-20F filing is made as an "Annual Report" pursuant "to section 13 or 15(d) of the Securities Exchange Act of 1934 and includes audited financial statements as of the most recently completed fiscal year end July 31, 2003 (7/31/03 or Fiscal 2003 in the forms commonly employed herein). This "Form-20F Annual Report" was prepared in December 2003. Information contained herein is current and valid as at December 31, 2003, (12/31/03) the "Record Date" or "Report Date" except where a different date is herein locally specified or as the context may require.

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

Definitions, Terminology, Abbreviations & Conversions - Information on definitions, terminology, concepts and provisions of Production Sharing Contracts is included in the Exhibits hereto. Particularly, the reader is referred to ITEM-#19 below together with the external information sources referred to therein for a glossary and definitions of many technical and contractual terms used in this report.

COMMON SHARES AND TRADING MARKETS

All references herein to common shares refer to the Company's authorized share capital of "Common Shares" without Par Value unless otherwise indicated. All references herein to common shares refer to the Company's authorized share capital of "Preferred Shares" without Par Value unless otherwise indicated. The Preferred Shares are not listed or registered for trading on any exchange or trading system. The  principal share trading market for the Common Shares is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF".

SUBSIDIARIES

The Company conducts any business in the United States through its wholly-owned subsidiary, Continental Energy Corp., ("CEC-USA"), a Nevada Corporation, incorporated on 10/07/97 with its registered office address at Suite 260, 6121 Lakeside Drive, Reno, Nevada. Currently this subsidiary is inactive and dormant and the Company has no short term plans for any United States based business activity. The Company's principal resource properties are in Indonesia and held under production sharing contracts ("PSC") with BPMigas, the Indonesian state oil concession regulatory agency. BPMigas regulations and Indonesian law stipulate that no single company may hold more than one PSC at any given time. Therefore, industry practice is to create a new specific subsidiary or affiliate company to be the PSC contract signatory, holder and operator of each new PSC concession or property. The Company holds and owns title to these resource properties through ownership of shares in three joint venture subsidiary companies named Continental-GeoPetro (Bengara-II) Ltd., Continental-GeoPetro (Yapen) Ltd. and GAT Bangkudulis Petroleum Company Ltd. The address of the registered offices of  the Company's Indonesian operating subsidiaries, GAT Bangkudulis Petroleum Company Ltd., Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. is TrustNet Chambers, Road Town, Tortola, British Virgin Islands. All three companies share principle operational offices of 330 square meters floor space located at Jl. Kenanga 6, Cilandak, Jakarta, 12560, Indonesia and Rupiah denominated lease costs of approximately US$ 850 per month.

Continental-GeoPetro (Bengara-II) Ltd. is a company incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 06/05/03 and issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Bengara-II) Ltd." as originally incorporated to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." The name was changed again on 12/17/03 to Continental-GeoPetro (Bengara-II) Ltd. After termination of a farm out agreement with China Wisdom International (HK) Ltd. Continental-GeoPetro (Bengara-II) Ltd. was incorporated expressly for the sole purpose of holding and operating a 4,867 square kilometer Indonesian petroleum exploration concession known as the "Bengara-II Block" pursuant to a 30-year Production Sharing Contract (the "Bengara-II PSC") with the Indonesian state oil concession regulating agency, BPMigas. Continental-GeoPetro (Bengara-II) Ltd. has no other business or assets and owns only a 100% undivided holding in the Bengara-II PSC. Continental-GeoPetro (Bengara-II) Ltd. is designated by BPMigas as the "Operator" entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bengara-II Block PSC area. The Company owns 30,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. representing a 60% stake in Continental-GeoPetro (Bengara-II) Ltd. and  a corresponding 60% stake in its Bengara-II PSC oil and gas exploration concession. During the July 31, 2002 year, the Company transferred 40% of the issued and outstanding shares of Bengara to GeoPetro as a security interest. The shares held by GeoPetro secure GeoPetro’s underlying 40% interest in the Bengara PSC.  The Company continues to consolidate Bengara as a wholly owned subsidiary.

Continental-GeoPetro (Yapen) Ltd. is a company incorporated on 01/08/98 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 09/12/02 issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Yapen) Ltd." as originally incorporated to "Continental Energy Yapen Ltd." Pursuant to a name change certificate dated 2/21/03 the name of the company was changed from "Continental Energy Yapen Ltd." to "Continental-GeoPetro (Yapen) Ltd." It was incorporated expressly for the sole purpose of holding and operating a 9,500 square kilometer Indonesian petroleum exploration concession known as the "Yapen Block" pursuant to a 30-year Production Sharing Contract (the "Yapen PSC") with the Indonesian state oil concession regulating agency, BPMigas. Continental-GeoPetro (Yapen) Ltd. has no other business or assets and owns a 10% undivided participating interest in the Yapen PSC in a joint venture arrangement. See the section below in ITEM-#2 entitled "Yapen Property". The  Company owns 30,000 common shares of Continental-GeoPetro (Yapen) Ltd. representing a 60% stake in Continental-GeoPetro (Yapen) Ltd. and  a corresponding 6% stake in its Yapen PSC oil and gas exploration concession. During the July 31, 2002 year, the Company transferred 40% of the issued and outstanding shares of Yapen to GeoPetro as a security interest. The shares held by GeoPetro secure GeoPetro’s underlying 4% interest in the Yapen PSC.  The Company continues to consolidate Yapen as a wholly owned subsidiary.

GAT Bangkudulis Petroleum Company Ltd. ("GATB") is a company incorporated on 12/09/96 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. GATB was incorporated expressly for the sole purpose of holding and operating a 19 square kilometer Indonesian oil field development concession known as the "Bangkudulis Block" pursuant to a 30-year Technical Assistance Contract (the "Bangkudulis TAC") with the former Indonesian state oil company, Pertamina. GATB has no other business or assets and owns only a 100% undivided holding in the Bangkudulis TAC. GATB is designated by Pertamina as the Bangkudulis TAC "Operator" and is entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bangkudulis Block TAC area. The  Company owns 35,000 common shares of GATB representing a 70% stake in GATB and  a corresponding 70% stake in its Bangkudulis TAC oil and gas exploration concession.

JOINT VENTURES

Substantially all of the Company's operations and business activities relating to the Indonesian properties are conducted under the auspices of joint ventures which exercise management and conduct petroleum exploration and production activity from the Jakarta offices of the Company’s subsidiaries named in the preceding section.

Bengara-II Block Exploration Joint Venture is the name of the "Joint Venture" (the "Bengara-II JV") created by a joint operating agreement (the "Bengara-II JOA") dated effective 01/01/00 by and between the Company and GeoPetro Resources Company. According to the Bengara-II JOA, the Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary will serve as the "Operator" for the joint venture and manage and conduct exploration and production activities from its Jakarta offices under the direction of a joint venture management committee. Each Bengara-II JV participant shall share in JV costs and income according to its respective percentage share ownership in the JV, which is 60%/40% in the case of the Company and GeoPetro respectively. Any parties joining the JV at a later date are obliged to become party to the JOA. The JOA is an extensive and comprehensive document which sets forth the nature and relationships of the JV and those of the JV participants with respect to each other and the JV and their collective and several respective entitlements and obligations pursuant to Continental-GeoPetro (Bengara-II) Ltd. and the Bengara-II PSC.

Yapen Block Exploration Joint Venture is the name of the "Joint Venture" (the "Yapen JV") created by a joint operating agreement (the "Yapen JOA") currently under negotiations pursuant to the 11/05/02 farm out agreement with PT Exspan Yapen between the Company and GeoPetro Resources Company and Indonesian company PT Exspan Yapen. According to the Yapen JOA, PT Exspan Yapen will serve as the "Operator" for the joint venture and manage and conduct exploration and production activities from its Jakarta offices under the direction of a joint venture management committee. Each Yapen JV participant shall share in JV costs and income according to its respective percentage share ownership in the JV, which is 90%/10% in the case of PT Exspan Yapen and Continental-GeoPetro (Yapen) Ltd. respectively. Any parties joining the JV at a later date are obliged to become party to the JOA. The JOA is an extensive and comprehensive document which sets forth the nature and relationships of the JV and those of the JV participants with respect to each other and the JV and their collective and several respective entitlements and obligations pursuant to the Yapen PSC.

Bangkudulis Field Development is operated and managed by GAT Bangkudulis Petroleum Company Ltd. ("GATB") from its Jakarta offices under the direction of a joint venture "Shareholders Agreement" ("SA") dated 04/09/01. Each GATB shareholder shall share in GATB costs and income according to the SA and the Company must pay 100% of all project costs and shall receive 100% of all cost recovery plus 70% of all profits. The Company owns a 70% shareholding in GATB and the minority 30% shareholding is a carried net profits interest held by a local Indonesian company named PT Garis Astatunggal Bangkudulis.

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements. The Company transacts business in three currencies; Canadian Dollars, USA Dollars and Indonesian Rupiah. Herein, all references to "CDN$" refer to Canadian Dollars and all references to "$" or "US$" refer to United States Dollars, unless otherwise specified.  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar.  Herein, all references to "Rupiah" and "Rp." refer to the Indonesian currency Rupiah. The Government of Indonesia permits a floating exchange rate to determine the value of the Rupiah against the US Dollar. A substantial portion of the Company’s oil and gas property operating expenditures is transacted in Rupiah. Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended July 31st, the average rates for the year, and the range of high and low rates for each year. For purposes of this Table No. 1, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period. Table No. 1 also sets forth the rate of exchange of the Indonesian Rupiah against the US Dollar at the end of the past six calendar years sourced from the internet URL www.forexdirecotry.net/idr.html.

Table No. 1
Relevant Foreign Currency Exchange Rates
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 11/30/03	1.31	1.34	1.20	1.30
Fiscal Year Ended 07/31/03	1.50	1.59	1.33	1.41
Fiscal Year Ended 07/31/02	1.58	1.58	1.57	1.58
Fiscal Year Ended 07/31/01	1.53	1.56	1.48	1.53
Fiscal Year Ended 07/31/00	1.47	1.51	1.43	1.48
Fiscal Year Ended 07/31/99	1.51	1.57	1.48	1.51

Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 11/30/03	8,479
Fiscal Year Ended 07/31/03	8,529
Fiscal Year Ended 07/31/02	9.060
Fiscal Year Ended 07/31/01	10,505
Fiscal Year Ended 07/31/00	9,725
Fiscal Year Ended 07/31/99	7,150

CURRENT STATUS SUMMARY OF THE COMPANIES OIL & GAS PROPERTIES

The Company owns an interest in two  exploration oil and gas properties, both of which are held as concessions from the government of the Republic of Indonesian under production sharing contracts, and which are known as the Bengara-II Block and the Yapen Block. The Company owns an interest in a third oil and gas property in Indonesian for the development of the Bangkudulis Oil and Gas Field pursuant to a technical assistance production sharing contract. See ITEM-#2 "Description of the Oil and Gas Properties". See also this ITEM-#1 sections "Subsidiaries" and "Joint Ventures" above.

#

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

Lease Hold Situation - The Company’s oil and gas properties are all held pursuant to production sharing contracts signed by the Minister of Mines and Energy of the Republic of Indonesia and the president of the former state owned oil company, Pertamina. The Indonesian government is privatizing Pertamina and Pertamina's role as a regulator of oil and gas concessions has been placed on a new regulatory agency known as BPMigas since late 2002. BPMigas regulates the Company's Bengara-II and Yapen concessions. Pertamina continues to regulate the Company's Bangkudulis TAC property. See following section.

The Bengara-II Concession is held pursuant to a standard terms "Production Sharing Contract" ("PSC") dated 12/04/97 and having a 30 year term. The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary is the sole party to the PSC and owner of 100% of Bengara-II Concession rights under the PSC.

The Yapen Concession is held pursuant to a frontier terms "Production Sharing Contract" ("PSC") dated 09/27/99 and having a 30 year term. After a farm out on 11/05/02 the Company’s 60% owned Continental-GeoPetro (Yapen) Ltd. subsidiary is party to the Yapen PSC and owner of 10% of Yapen Concession rights under the PSC.

The Bangkudulis Concession is held pursuant to a special variety of PSC known as a "Technical Assistance Contract" ("TAC") dated 10/07/96 and having a 20 year term. The Company’s GAT Bangkudulis Petroleum Company Ltd. subsidiary is the sole party to the PSC and owner of 100% of Bengara-II Concession rights under the PSC.

Production Sharing Contract Terms, Commitments & Obligations - The Production Sharing Contract or PSC is the form by which the government of Indonesian grants oil and gas concession rights. The Technical Assistance Contract or "TAC" is a slightly modified form of PSC.  The Indonesian government is privatizing Pertamina and Pertamina's role as a regulator of oil and gas concessions has been placed on a new regulatory agency known as BPMigas since late 2002. BPMigas now  regulates the Company's Bengara-II and Yapen concessions and issues all new concessions. Pertamina continues to regulate TAC contract in existence including the Company's Bangkudulis TAC property All new PSC contracts are negotiated with and awarded and supervised by BPMigas. Production sharing contracts are approved by the President of the Republic of Indonesian and are signed by both the minister of mines and energy and the president of BPMigas. BPMigas refers to holders of its PSC's as production sharing "Contractors". In return for a commitment to conduct an exploration work program of specified, annual minimum expenditure monetary amounts, a "Work Program", a Contractor signing a PSC will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area. The signature feature of the PSC contract is the concept and PSC provision for "Cost Recovery".  Cost Recovery is a PSC provision which provides that any Contractor making a commercial discovery of petroleum within his PSC contract area is allowed to fully recover ALL of his prior expenditures within the contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with BPMigas and the State.

Company’s Net Ownership Position - As of the Record Date  the Company owns a net interest in its three Indonesian oil and gas concessions or properties as follows:

The Bengara-II Block. The Company owns a 60% interest in Continental-GeoPetro (Bengara-II) Ltd., the Bengara-II PSC and the Bengara-II Block and is obligated to pay this ownership share of costs and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Bengara-II Block.

The Yapen Block. The Company owns a 60% interest in Continental-GeoPetro (Yapen) Ltd., and through it, a net 6% interest in the Yapen PSC and the Yapen Block and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Yapen Block.

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

Production Sharing Rights - The production sharing arrangement in respect of each of the Company’s oil and gas properties is stipulated and set forth in the respective production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia and the president of the former state owned oil company, Pertamina. See ITEM-#1: "Leasehold Situation" above.

The Bengara-II PSC provides for the Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after the Company receiving such Cost Recovery are "split" and shared 26.7857% to Continental-GeoPetro (Bengara-II) Ltd. and 73.2143% to BPMigas in the case of crude oil and 62.50% to Continental-GeoPetro (Bengara-II) Ltd. and 37.50% to BPMigas in the case of natural gas. The Company owns a 60% interest in Continental-GeoPetro (Bengara-II) Ltd. and the Bengara-II PSC.

The Yapen PSC provides for the joint venture (the "Yapen JV") which is 10% owned by the Company’s Continental-GeoPetro (Yapen) Ltd. subsidiary to take up to 85% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after the Company receiving such Cost Recovery are "split" and shared 62.50% to the Yapen joint venture partners and 37.50% to BPMigas in the case of crude oil and 71.4286% to the Yapen JV  and 28.5714% to BPMigas in the case of natural gas. The Company owns a 60% interest in Continental-GeoPetro (Yapen) Ltd. and through it a net 6% interest in the Yapen JV and the Yapen PSC.

The Bangkudulis TAC provides for the Company’s GAT Bangkudulis Petroleum Company Ltd. ("GATB") subsidiary to take up to 65% of the revenues from all petroleum sales to reimburse 100% of its sunk historical development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after the Company receiving such Cost Recovery are "split" and shared 26.7857% to GATB and 73.2143% to Pertamina in the case of crude oil and 62.50% to GATB and 37.50% to Pertamina in the case of natural gas.  The Company owns a 70% interest in GATB and the Bangkudulis TAC.

Acreage - As of the Record Date the Company owns an interest in approximately 2.6 Million gross acres covered by its Indonesian properties corresponding to a "net" acreage holding of 600,000 acres according to its proportional joint venture ownership.

The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 the Company's Bengara-II JV operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Bengara-II PSC reducing the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres.

The Yapen Block originally provided the Company oil and gas exploration and production rights to a total area of 9,500 square kilometers or 2.5 Million acres however in March 2003 the Company's Yapen JV operating subsidiary, Continental-GeoPetro (Yapen) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Yapen PSC reducing the total area of the Yapen Block to 7,125 square kilometers or 1,764,000 acres.

The Bangkudulis Block covers a total of 18.6 square kilometers or about 4,600 acres. No partial relinquishments of area are required under the Bangkudulis TAC.

ACQUISITION OF PRINCIPAL PROPERTIES

In 1998, the Company shifted its strategic focus to Indonesia to take advantage of a property acquisition opportunities that affords the Company a high degree of growth potential. See more detail on the properties in the section  ITEM-#2: "Description of the Company’s Oil and Gas Properties" below and sections this ITEM-#1 "Subsidiaries" and "Joint Ventures" above.

Bengara-II Property Acquisition - In accordance with the "Bengara Agreement" dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental-GeoPetro (Bengara-II) Ltd.'s 100% owned Bengara-II PSC property. The Company paid an aggregate purchase price of US$1,200,000 and issued 850,000 common shares of the Company to the vendors.  The Company also agreed to fund all Continental-GeoPetro (Bengara-II) Ltd. and Bengara-II PSC cash requirements from 8/01/98.  The Bengara-II acquisition effectively closed on 6/30/99 on receipt of required securities regulatory approvals.

Yapen Property Acquisition - In accordance with the "Yapen Agreement" dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Yapen) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental-GeoPetro (Yapen) Ltd.'s 100% owned Yapen PSC property. The Company paid an aggregate purchase price of US$150,000 and issue 1,000,000 common shares of the Company to the vendors.  The Company also agreed to fund all Continental-GeoPetro (Yapen) Ltd. and Yapen-II PSC cash requirements from 8/01/98.  The Yapen acquisition effectively closed on 2/28/00 on receipt of required securities regulatory approvals.

Bangkudulis Property Acquisition - Pursuant to a Farm Out Agreement ("FOA") dated effective 8/01/2000, with Dimensions West Energy Inc. ("DWE") the Company agreed to purchase 35,000 common shares of GAT Bangkudulis Petroleum Company Ltd. ("GATB") from DWE representing 70% of those authorized, issued and outstanding; and also representing a corresponding 70% ownership in GATB’s 100% owned Bangkudulis TAC property. DWE is a publicly-owned Canadian company and at the effective date of the acquisition shared a common director, Mr. Richard L. McAdoo, with the Company. The acquisition of the Bangkudulis property was closed on 08/31/01.

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

The Company has made certain dispositions of partial interests in its oil and gas properties to provide additional finance necessary to develop the properties.

GeoPetro Farm Out of Bengara and Yapen Properties - In a farm-out agreement dated effective 1/01/2000 (the GeoPetro "FOA") the Company farmed out 40% of its undivided interest in both its Indonesian properties.  Per the FOA, the Company farmed out 40% of its 100% undivided interest in each Indonesian property to GeoPetro.  The Company retained a 60% interest in the Bengara and Yapen properties. The Company also signed two separate joint operating agreements also dated effective 1/01/2000 (the "JOA"), one for Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd.  GeoPetro is a privately-owned Californian company. GeoPetro paid the Company a purchase price of US$1.297 Million consisting of US$757,000 in cash and US$540,000 in short-term interest bearing promissory notes. GeoPetro has also agreed to take up and pay its respective 40% interest share of all Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. costs, work commitments and expenditure obligations pursuant to their respective PSC contracts retroactively with effect commencing 8/1/98.  The farm out to GeoPetro closed on 2/28/00 on receipt of required regulatory approvals. During the 31 July 2002 year, the Company transferred 40% of the issued and outstanding shares of Bengara and Yapen to GeoPetro as a security interest.  The shares held by GeoPetro secure GeoPetro’s underlying interest in the Bengara and Yapen PSC.  The Company continues to consolidate the Bengara and Yapen subsidiaries as wholly owned subsidiaries

MEDCO/EXSPAN Farm Out of Yapen Properties - Pursuant to a farm out agreement and press release both dated 11/5/02 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the "Yapen Block" production sharing contract ("PSC") area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. In accordance with the farm out agreement PT Exspan Yapen paid approximately US$ 570,000 to discharge Continental-GeoPetro (Yapen) Ltd. accrued liabilities up to the farm out date and shall assume the roll of Operator for the Yapen PSC. Additionally, PT Exspan Yapen has agreed to 1) pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government including an obligation to drill at least one exploration well on the Yapen PSC and 2) pay 100%, and thereby "Carry" the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental-GeoPetro (Yapen) Ltd. from the farm out until any "Plan of Development" for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities. The assignment of Yapen PSC interest to PT Exspan Yapen was approved by Indonesian national oil and gas regulatory authorities in a letter dated 02/12/03.

China Wisdom Farm Out of Bengara-II Property - During the year the Company made a farm-out of its Bengara-II subsidiary and property to China Wisdom International (HK) Ltd. ("China Wisdom") see ITEM-#9: "Material Events Occurring During Last Fiscal Year" subsection "Bengara-II Farm Out to China Wisdom". Subsequent to year end the China Wisdom Farm Out was terminated, see ITEM-#9: "Material Events Occurring Since Last Fiscal Year End" subsection "Bengara-II Farm Out to China Wisdom Terminated". Also, see ITEM #3 Legal Proceedings for additional related disclosure.

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

The Bengara-II Block is owned, operated and managed by Continental-GeoPetro (Bengara-II) Ltd.. The Company owns a 60% share holding interest in Continental-GeoPetro (Bengara-II) Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Continental-GeoPetro (Bengara-II) Ltd. is governed by a joint venture agreement with GeoPetro dated effective 01/01/00.

The Yapen Block is jointly owned by Continental-GeoPetro (Yapen) Ltd. (10%) and  PT Exspan Yapen  (90%) in a joint venture arrangement pursuant to a farm out agreement dated 11/5/02 and will be managed by PT Exspan Yapen acting as Operator pursuant to a joint operating agreement currently in negotiations. The Company owns a 60% share holding interest in Continental-GeoPetro (Yapen) Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Continental-GeoPetro (Yapen) Ltd. is governed by a joint venture agreement with GeoPetro dated effective 01/01/00.

The Bangkudulis Block is owned, operated and managed by GAT Bangkudulis Petroleum Company Ltd. ("GATB") Currently the Company may nominate 2 of 3 directors to its board and direct property management activity of GATB is governed by a shareholders agreement dated 04/09/01.

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

The Bangkudulis Block, according to an independent engineers report dated October 2000 by Chapman Petroleum Engineering Ltd. of Calgary; contains proved, developed, non-producing oil reserves of 2,865,000 barrels plus an additional amount of 8,551,000 barrels classified as probable reserves from the "Bangkudulis Field". At the present time the Bangkudulis Field is not producing and one existing production well is shut in. During a four year period ending in 1989 the shut-in well flowed 560,000 barrels of sweet 41º gravity crude to the benefit of a previous operator. See more about reserves and "Chapman" independent reserves report in ITEM-#2: Summary of Bangkudulis Property – Reserves".

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

Exploration & Development Expenditures

The Company’s investments in, and cost recoveries, from Bengara and Yapen and its Bangkudulis properties are as follows:

		Fiscal Year End 07/31/03	Fiscal Year End 07/31/02	Fiscal Year End 07/31/01	3 Months Ended 10/31/03	3 Months Ended 10/31/02	3 Months Ended 10/31/01
Investment (1)
Bengara (2)	US$	424,803	169,457	168,248	266,914	97,500	46,696
Yapen (3)	US$	7,500	97,441	455,896	-	7,500	27,399
Bangkudulis (4)	US$	95,023	94,471	165,992	9,316	15,273	79,839
Cost Recovery
Bengara	US$	654,673	32,000	217,997	141,286	241,000	-
Yapen	US$	131,999	-	52,718	-	131,999	-
Bangkudulis	US$	-	-	-	-	-	-

Notes:

1.

The differences in the timing of the investing activities are largely attributable to the timing of expenditures on the Indonesian properties due to the availability of cash for investment.

2.

During the year ended 7/31/01, the company was required pursuant to the PSC to relinquish 25% of the Bengara contract area, consequently the company wrote down the consolidated balance of the Bengara property by $215,000. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the property to approximately $241,000 as at 7/31/02. Due to the continuing exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Bengara property to $1 as at 7/31/2003.

3.

Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Yapen property to approximately $704,715 as at 7/31/02. During the year ended 7/31/2003 the Company completed an agreement whereby it farmed out a 90% interest in the Yapen PSC. Yapen received proceeds of approximately $594,000 and allocated costs of approximately $535,000 resulting in a gain of $59,000 on the farm out. During the year ended 7/31/2003 there was a further impairment (net) of $45,190 reducing the net book value of the property to $1 as at 7/31/2003.

4.

During the year ended 7/31/02, the Company completed its acquisition of Bangkudulis and consolidated the accounts Bangkudulis using the purchase method of accounting. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Bangkudulis property to approximately $1 as at 7/31/02. During the year ended 7/31/2003 there were further expenditures of $95,000 on the GATB property, however due to the continued exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the GATB property to $1 as at 7/31/2003.

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

Environmental Protection Requirements - Under the terms of its Indonesian concessions the Company is obligated to conduct an environmental baseline study in each PSC or TAC contract area prior to commencing activities.  The Company is also obligated to take necessary precautions to protect ecological systems, navigation and fishing and prevent pollution of land, sea or rivers during petroleum operations.  Upon expiration, termination or relinquishment of any part of the contract area or abandonment of any field, the Company is obliged to remove all equipment and installations brought by the Company to the contract area and to perform all necessary site restoration activities required by law.  In the event the Company assigns its operations and interest in the contract area to another party or to BPMigas or to a BPMigas designee, then the Company will be released from its obligation to remove equipment and installations and restore the site further, provided that in such event the Company will transfer all accumulated funds reserved for such removal and restoration to BPMigas.

The Company is obliged to include in the annual work program and budget submission to BPMigas/Pertamina provision for and estimates of anticipated abandonment and site restoration costs for each well drilled in the contract area by the Company.  In so doing, the Company ensures ultimate cost recovery from production proceeds of all such abandonment and site restoration costs that the Company may incur.  It is obliged to include in the requisite plan of development, submitted to BPMigas/Pertamina for each commercial discovery, provision for, and estimates of, anticipated field abandonment and field facilities site restoration costs, together with a plan for reserving funds over the productive life of a field to pay for the abandonment and restoration. These funds are included in the AWP&B for each calendar year.  The Company is thereby entitled to cost recovery from production proceeds of all such abandonment and site restoration costs.  See also section below ITEM-#9: "Risk Factors - Environmental Risks" for further specific discussion of specific environmental regulations applicable to the Company's Indonesia oil and gas properties and operations.

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

USA vs. Foreign Sales/Assets - At fiscal years ended 07/31/2003, 07/31/2002, and 07/31/2001 respectively $320,804, $998,576 and $3,021,581 of the Company's assets were located in Indonesia and $763,149, $300,506 and $38,579of the assets were located in Canada. The Company does not have any material assets in the United States.

#

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2003 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2004. At 12/31/03, the Record Date of this Annual Report,:

The Company had 10,699,978 warrants outstanding entitling the holders to purchase 10.699,978 common shares at prices between US$0.15 and CDN$0.70 . Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company had 14,880,000 stock options outstanding entitling the holders to purchase 14,880,000 common shares at prices between US$0.15 and US$0.45. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

The Company is discussing a private placement of its securities to provide funds required for work on the Bangkudulis Property in calendar 2003; however, these are preliminary and there can be no assurance that any further external financings can be completed.

The Company is discussing possible farm outs of additional interest in its Bengara-II and Bangkudulis Properties.  Successful farm outs would reduce the Company’s cash requirements for exploration costs and may generate reimbursement of historical costs to the Company.  However, these talks and plans are preliminary and there can be no assurance that any farm outs can be completed.

Uses of Funds

Based on its annual work programs and budgets submitted to BPMigas/Pertamina (See ITEM-#9 "Material Events Occurring Since Last Fiscal Year") the Company expects to need and use funds during calendar 2004 as follows:

The Bengara-II Block Planned Bengara-II JV work activity for calendar year 2004 is based on an annual work program and budget submitted to BPMigas/Pertamina by Continental-GeoPetro (Bengara-II) Ltd. as operator for the block in the amount of US$ 17,054,000 of which the Company expects to fund its 60% Bengara-II JV share, or US$ 10,232,400 to accomplish the planned three well drilling program.

The Yapen Block Planned Yapen JV work activity for calendar year 2004 is based on an annual work program and budget submitted to BPMigas by PT Exspan Yapen as operator for the block. The Company is not required to fund any portion in accordance with the terms of its 11/05/02 farm out to PT Exspan Yapen. See ITEM-# Yapen Farm Out.

The Bangkudulis Block Planned work activity for calendar year 2004 is based on an annual work program and budget submitted to BPMigas/Pertamina by Continental-GeoPetro (Yapen) Ltd. as operator for the block in the amount of US$2,801,000, all of which the Company must fund to accomplish the planned drilling, workover and production start-up program.

#

ITEM - # 2

DESCRIPTION OF OIL & GAS PROPERTIES

SUMMARY DESCRIPTION OF THE BENGARA-II BLOCK

The Bengara-II Block is located mostly onshore but partially offshore astride the Bulungan River Delta in the Indonesian province of East Kalimantan on the northeast coast of the island of Borneo. The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 the Company's Bengara-II JV operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Bengara-II PSC reducing the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres.  The Bengara-II Block can be characterized as a high potential medium risk oil and gas exploration property. There has been one well drilled on the property that encountered significant flows of gas and gas condensate. There is no current oil or gas production on the property.

Maps of Indonesia and Northeast Borneo Showing Location

of the Bengara-II Block and Significant Petroleum Occurrences

"map removed for edgarizing"

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

Regional Oil Infrastructure - The city of Tarakan, population 120,000 is located 30 km north of the Bengara-II Block.  It has scheduled air service and is also a regional seaport.  The town of Tanjung Seilor, 30,000 population, is located near the center of the Block on the Bulungan River and provides a base for exploration operations.  Major oil and gas production activities take place in Mahakam River delta 370 km to the south of the Block under similar conditions and all major oil field service contractors have bases of operation in the city of Balikpapan.  Logistics, access and operating conditions are very good in the Bengara-II Block by any standards. The coastal regions of East Kalimantan are not frontier areas with respect to oil and gas operations.  Hydrocarbon exploration began in East Kalimantan in 1879.  There has been continuous oil production since 1901.  The Bontang LNG plant is located 300 km to the south of Bengara-II Block where large scale gas processing and sales could occur if a major (over 1 Tcf) gas discovery were made.  A major crude oil refinery is located about 470 km to the south in Balikpapan.  A Methanol Plant is operating at less than full capacity on Bunyu Island about 70 km to the northeast.  An expansion of this plant and construction of a fertilizer plant are under consideration.  These plants provide market opportunities for gas production.  Oil production can be economically moved by barge to the Pertamina crude oil terminal also on Bunyu Island.

Related Info on the Bengara-II Block - For additional information on the Bengara-II Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Bengara-II PSC Annual Work Program and Budget" and "Bengara-II PSC Commitments".

SUMMARY DESCRIPTION OF THE YAPEN BLOCK

The Yapen Block is located off the north coast of Irian Jaya, Indonesia, in the western part of the island of New Guinea, east and south of Yapen Island.  The Block is entirely offshore, in Waropen Bay and the Caroline Sea of the South Pacific Ocean.  The eastern end of the Block overlies the offshore part of the Mamberamo River delta system. Most of the Block is covered by water in depths of less than 200 meters.  The Yapen Block originally provided the Company oil and gas exploration and production rights to a total area of 9,500 square kilometers or 2.5 Million acres however in March 2003 the Company's Yapen JV operating subsidiary, Continental-GeoPetro (Yapen) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Yapen PSC reducing the total area of the Yapen Block to 7,125 square kilometers or 1,764,000 acres. The Yapen Block can be characterized as a high potential high-risk gas exploration property. There has been one well drilled on the property that encountered significant flows of gas.  There is no current oil or gas production on the property.

 MAPS OF INDONESIA AND NORTHWEST NEW GUINEA SHOWING LOCATION

OF THE YAPEN BLOCK AND SIGNIFICANT PETROLEUM OCCURRENCE

"Map removed for edgarizing"

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

Yapen Seismic Acquisition Program - The Company's Indonesian subsidiary, Continental-GeoPetro (Yapen) Ltd., shot a new seismic acquisition program of approximately 1,200 line kilometers on its offshore, eastern Indonesia, Yapen Block in mid-2001. The data has been processed and interpreted and revealed new drilling prospects over several areas in the block.

The survey consisted of shooting 38 lines totaling 1,050 line kilometers of digital high resolution-2D, 96-channel, 48 fold, 4-second records using an airgun array to be determined by field testing and a 1 millisecond sample rate. Crystalline basement rocks are mapped over most of the 4,000 square kilometer acquisition are at depths of less than 4.0 seconds seismic two-way time which makes the survey area an ideal subject for deployment of the latest "Digital Hi-Res-2D Seismic" acquisition equipment.

Related Info on the Yapen Block - For additional information on the Yapen Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Yapen PSC Annual Work Program and Budget" and "Yapen PSC Commitments".

SUMMARY DESCRIPTION OF THE BANGKUDULIS OIL FIELD DEVELOPMENT

Bangkudulis Field lies mostly onshore Bangkudulis Island in the Sesayap River estuary of East Kalimantan, Indonesia. Geologically the field lies in the Tarakan Basin. More than 120 million barrels of oil and 96 billion cubic feet of gas have been produced from the Tarakan Basin from 349 wells in 15 recognized fields. GAT Bangkudulis Petroleum Company Ltd. ("GATB") is engaged in the development of Bangkudulis Field pursuant to a Technical Assistance Contract (the "TAC") with Pertamina.  The Bangkudulis TAC covers an area of 18.6 square kilometers over the Bangkudulis Field, an oil and gas field originally discovered by Arco in 1980.

Maps of Indonesia and Northeast Borneo Showing Location of the

Bangkudulis Block and Oil Production Routes to Nearby Petroleum Infrastructures

"map removed for edgarizing"

Bangkudulis Field Discovery - The Bangkudulis Field discovery Well-A1 tested accumulated flow of 6,400 BOPD from four Miocene Age sand layers with an aggregate thickness of 117 feet at a depth of 3,062 to 3,266 feet.  The well also tested 4.5 MMCFD of natural gas plus 410 BOPD of condensate from a 60-foot sand layer at a depth of 4,600 feet.  In early 1981, Arco conducted a 30-day production test of Well-A1. They constructed production facilities, a production storage barge mooring facility and a 7" diameter, 1.5-kilometer pipeline from Well-A1 to the base camp.  A total of 60,000 barrels of oil were produced during the test.  Arco reservoir engineers concluded that the productive zones at Well-A1 were highly permeable with high productivity indexes, and estimated reserves producible from Well-A1 alone at 3.5 million barrels.  Arco and its partners relinquished their entire Northeast Kalimantan block containing Bangkudulis Field in July 1984 together with its four undeveloped petroleum discoveries at Bangkudulis, Sembakung, South Sembakung and Sesayap, each of which was deemed by Arco to be too small for them to develop.

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

Additionally some materials for the drilling of two wells have been purchased.  Surface production facilities have been rehabilitated including the 7" pipeline leading from the A1 Well to the barge loading point.  Field production has not yet re-commenced but the A1-Well has been worked over, configured for gas lift.  An additional workover to recomplete the well in two unproduced oil zones is planned in 2004.  The A1 well can then be placed back on immediate production once Pertamina approves commencement of commercial production.

Reserves Estimates - DWE’s independent petroleum engineering consulting firm, Chapman Petroleum Engineering Ltd. ("Chapman"), has prepared a report dated October 1, 1998 (the "Chapman Report") updated and confirmed by the Company in October 2000 containing its independent estimates of GATB’s proven and probable.  The independent engineers estimate that Bangkudulis Field contains 2,865,000 barrels of "proven" reserves plus up to an additional 8,551,000 barrels classified as "probable" reserves attributable to the 100% Bangkudulis TAC interest held by GATB.  A copy of the Chapman Report was filed with the Company’s Fiscal 2000 Form-20F filing as an exhibit and is hereby incorporated by this reference in this Form-20F annual report.

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

Related Info on the Bangkudulis TAC Block - For additional information on the Bangkudulis TAC Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Bangkudulis TAC Annual Work Program and Budget Submitted for 2003" and "Bangkudulis TAC Commitments".

#

ITEM - # 3

LEGAL PROCEEDINGS

Except for the following the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

1.

The Company’s GAT Bangkudulis Petroleum Company Ltd. ("GATB") affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes ("CSLD") regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the US$ 41,000 as a contingent liability in August 2002.

2.

In a press release dated 9/19/01 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement.  A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on 1/13/04, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company.

3.

During the year the Company made a farm-out of its Bengara-II subsidiary and property to China Wisdom International (HK) Ltd. ("China Wisdom") see ITEM-#9: "Material Events Occurring During Last Fiscal Year" subsection "Bengara-II Farm Out to China Wisdom". Subsequent to year end the China Wisdom Farm Out was terminated, see ITEM-#9: "Material Events Occurring Since Last Fiscal Year End" subsection "Bengara-II Farm Out to China Wisdom Terminated". In a letter dated 12/04/03 the Company and GeoPetro Resources Company ("GeoPetro") jointly served notice of termination to all signatories of a 3/3/03 Farm Out Agreement ("FOA") jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. ("China Wisdom"). Notice was served in accordance with the provisions for termination incorporated into the FOA due to the default of China Wisdom under the FOA by China Wisdom's failure to perform its FOA obligations and thereby earn China Wisdom up to a 40% (20,000 common shares) shareholding in Continental-GeoPetro (Bengara-II) Ltd. China Wisdom failed to drill, or commence drilling, of even one of 5 exploratory wells its was required by the FOA to drill in consideration of the conditional transfer of 20,000 common shares of Continental-GeoPetro (Bengara-II) Ltd to China Wisdom by the Company and GeoPetro in the proportions of 12,000 from the Company and 8,000 from GeoPetro. Additionally, China Wisdom failed to pay the full amount of certain cash fees due under the FOA according to the schedule stipulated therein. The Company and GeoPetro have retained legal counsel in the British Virgin Islands and have filed, on 1/12/04, a civil complaint with the Eastern Caribbean Supreme Court in the High Court of Justice of the Virgin Islands. The Company, GeoPetro Resources Company and Continental-GeoPetro (Bengara-II) Ltd., as claimants in the action are seeking: (i) The court's declaration that the 3/3/03 FOA is terminated; (ii) a court order that the China Wisdom deliver the share certificate for 20,000 shares in the Continental-GeoPetro (Bengara-II) Ltd. to Continental-GeoPetro (Bengara-II) Ltd., and re-transfer the said shares to the Company (12,000 shares) and GeoPetro (8,000 shares); (iii) an injunction to restrain China Wisdom, its servants, officers and agents, including without limitation Mr. Wang Hong Jun and Mr. Li Qiang, from holding themselves out as directors, officers or agents of the Continental-GeoPetro (Bengara-II) Ltd.,, or holding out the China Wisdom as a shareholder of Continental-GeoPetro (Bengara-II) Ltd.; (iv) Unspecified damages for breach of contract and further and other relief as the Court deems fit; and (v) the costs of the action.

#

ITEM - # 4

CONTROL OF REGISTRANT

SHARE CAPITAL

Authorized Share Capital - The authorized capital of the Company consists of Six Hundred Million (600,000,000) shares divided into Five Hundred Million (500,000,000) common shares without par value and One Hundred Million (100,000,000) preferred shares without par value.

Authorized Common Shares - All of the 500,000,000 authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Issued and Outstanding Share Capital - The issued and outstanding share capital of the Registrant includes 45,749,858 common shares were issued and outstanding at the Company’s Fiscal 2003 year end on 07/31/03. As of a date more recent to the time of this filing, the Company’s records indicate that 46,923,246 common shares without par value are issued and outstanding as at 12/31/03. Zero preferred shares are issued and outstanding as of the same date. The class and amount of issued and outstanding share capital of the Company at fiscal year end, the most recently completed fiscal quarter and the record date of this filing are shown in the table below.

Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 07/31/03	Last Unaudited Quarter End 10/31/03	At The Record Date 12/31/03
Common Shares	100,000,000	45,749,858	46,923,246	46,923,246
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at 12/31/03, the Record Date, on a fully diluted basis, there are 72,503,224common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 46,923,246 common shares actually issued and outstanding plus 10,699,978 outstanding unexercised warrants and plus 14,880,000 outstanding unexercised options to purchase additional common shares. Particulars of the securities the Company issued and outstanding on a fully diluted basis are shown in the table below.

Type of Security	Last Audited Year End 07/31/03	Last Unaudited Quarter End 10/31/03	At The Record Date 12/31/03
Common Shares	45,749,858	46,923,246	46,923,246
Warrants	11,873,366	10,699,978	10,699,978
Options	10,180,000	12,180,000	14,880,000
Fully Diluted Total	67,803,224	69,803,224	72,503,224

#

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

SHARE HOLDING DISTRIBUTION

Principal Escrow Shares - On 2/28/97, the Registrant issued 375,000 shares of "Principal Escrow" common shares at $0.01 per share.  187,500 of the shares were released from escrow in Fiscal 1999 and 93,750 shares were released in the first quarter of Fiscal 2001. As of the Record Date there are 93,750 common shares remaining in Principal Escrow.

Options and Warrants - Refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries", for a description of stock options and share purchase warrants.

Nationality of Shareholders - The Company is a publicly-owned corporation the shares of which are owned by Canadian residents, US residents, and residents of other countries, most notably Indonesia.  The Company is not owned or controlled directly or indirectly by another corporation or any foreign government, other than disclosed below. Refer to "ITEM-#5" for more information on US resident shareholders.

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except for the following. The Company’s registrar and transfer agent reports that a company operating as nominee depository for street form shares held in brokerage accounts, Canadian Depository for Securities, Inc. ("CDS & Co."). CDS & Co. appears as the registered holder of 29,558,428 shares of the Company representing 62.99% of the Company’s issued and outstanding shares as at the 12/12/03 record date for the Company’s AGM mailings. An American share depository trust company "CEDE & Co." appears as registered holder of  6,225,773 common shares representing 13.27%. The Company is not aware of the identities of beneficial owners of the shares held by CDS & Co or CEDE & Co. and has no way of determining if their respective internal balances are equivalent to those shown on the registrar’s report.

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

Share Ownership by Directors and Officers - Table No. 2 lists, as at the 12/31/03 Record Date of this filing, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 46,923,246 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer.

Table No. 2 Shareholdings of Directors and Executive Officers at 12/31/03
Title of Class Of Security	Name of Beneficial Owner - (Notes)	Amount of Securities Owned	Percent Of Class
Common Shares	Richard L. McAdoo (1)	6,277,000	12.76%
Common Shares	Gary R. Schell (2)	4,429,455	8.93%
Common Shares	Gary D. Wine (3)	936,300	1.96%
Common Shares	Stan Lichman (4)	625,000	1.31%
Common Shares	Paul L. Hayes, Jr. (5)	500,000	1.05%
Total Held by Directors/Officers as a Group		12,767,755	26.01%

Notes to Table No. 2:

1.

Director and President of the Company. The total amount of shares shown in the table includes 4,010,334 currently exercisable stock options plus 1,366,666 currently exercisable common share purchase warrants and 900,000 fully paid common shares. All securities shown are held directly in the name of the indicated beneficial owner. The total shown in the table excludes 200,000 fully paid shares held by members of Mr. McAdoo’s family who exercise voting control independently.

2.

Director and Chairman of the Company. The total amount of securities shown in the table includes 1,700,000 currently exercisable stock options, 990,000 currently exercisable common share purchase warrants and 1,739,455 fully paid common shares. Of the total securities holdings indicated, 184,000 common shares and 200,000 stock options are directly held by the indicated beneficial owner in his own name. The directly owned common shares total includes 56,250 escrowed common shares (see ITEM-#14). The balance of the securities indicated is held indirectly through two companies owned or controlled by the listed beneficial owner, specifically  Milner Downs Equestrian Centre Ltd. which hold 1,505,755 fully paid common shares, 990,000 currently exercisable common share purchase warrants and 1,500,000 stock options and Westax Precious Metals Ltd. which owns 69,200 fully paid common shares. The total shown in the table excludes 195,000 fully paid shares and 370,000 warrants held by members of Mr. Schell’s family who exercise voting control independently.

3.

Non executive director of the Company. The total amount of shares shown in the table includes 700,000 currently exercisable stock options plus -0- currently exercisable common share purchase warrants and 236,000 fully paid common shares. The common shares total includes 37,500 escrowed shares (see ITEM-#14). All securities shown are held directly in the name of the indicated beneficial owner.

4.

Non executive director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options and 125,000 fully paid common shares.  All securities shown are held directly in the name of the indicated beneficial owner.

5.

Non executive director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options and -0- fully paid common shares. All securities shown are held directly in the name of the indicated beneficial owner.

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

VSE to CDNX - From 6/24/85 the Company's common shares traded on the Vancouver Stock Exchange (the "VSE") under the symbol "KK" and continued trading when the VSE merged with the Alberta Stock Exchange and changed its name to the Canadian Venture Stock Exchange (the "CDNX") on 11/29/99.

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

Frankfurt Exchange - The Company’s common shares traded on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol "CNZ" between 10/8/99 and 2/02/02. The Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume. Trading volume was negligible during the past fiscal year and, as of the Record Date, the share prices are no longer quoted on the Frankfurt Stock Exchange until such time as active status is restored.

Delisting from CDNX - The Company's common shares traded on the Canadian Venture Stock Exchange, the "CDNX" (formerly the Vancouver Stock Exchange until 11/29/99) in Vancouver, British Columbia, Canada, under the symbol "KK" between 6/24/85 and 8/10/01. During the Company’s fiscal year end 7/31/02 the Company’s common shares were traded on the CDNX for only ten days. The Company voluntarily delisted its common shares from trading on the CDNX in July 2001. The last day the Company’s shares actually traded on the CDNX was 8/10/01. The closing price of the Company's common shares on the last day of trading on the CDNX 08/10/01 was CDN$0.45.

OTC Bulletin Board - The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for shares of the Company's common shares for the last eight fiscal quarters.  The price of the common shares on 12/31/03 was US$ 0.13.

Table No. 4
NASD OTC Electronic Bulletin Board Trading Activity
For the Period:	Common Shares	US$ Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 10/31/2003	5,446,100	$0.51	$0.21	$0.33
Quarter Ended - 7/31/2003	6,869,500	$0.67	$0.27	$0.50
Quarter Ended - 4/30/2003	4.688.900	$0.34	$0.12	$0.24
Quarter Ended - 1/31/2003	2,276,000	$0.20	$0.08	$0.20
Quarter Ended - 10/31/2002	164,144	$0.17	$0.08	$0.10
Quarter Ended - 7/31/2002	235,206	$0.25	$0.09	$0.10
Quarter Ended - 4/30/2002	158,056	$0.17	$0.09	$0.17
Quarter Ended - 1/31/2002	161,416	$0.27	$0.12	$0.11

Frankfurt Stock Exchange - The Company’s common shares trade on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol "CNZ" since 10/8/99. The Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume. Trading volume was negligible during the past fiscal year and although the listing remains in effect, as of 02/02/02 the share prices are no longer quoted on the Frankfurt Stock Exchange until such time as active status is restored.

REGISTRAR & TRANSFER AGENT

The Company's common shares are issued in registered form. Shares are issued and records for all issues are kept and maintained by the Company’s "registrar and transfer agent", Computershare Investor Services, (formerly known as Montreal Trust Company) located in Vancouver, British Columbia, Canada.

DIVIDENDS

The Company has not declared any dividends for the last five fiscal years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 12/12/31 the record date for the Company’s last annual general meeting, the Company estimates that it has in excess of 1,000 shareholders including 192 known registered shareholders.

Registered US Shareholders - On 12/12/03 the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 192 registered shareholders.  A total of 87 of these registered shareholders have United States of America "US" registration addresses and together they hold 9,249,000 shares representing about 19.7% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms that there are approximately 594 unregistered, "holders of record" resident in the United States, holding approximately 5,700,000 common shares.  Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 681 shareholders holding 14,949,761 common shares representing a 31.9% stake in the total amount of Company common shares currently issued and outstanding at 12/31/03.

US Shareholders Having Options and Warrants - On 12//31/03, the Company records 34 holders of 10,699,978 outstanding share purchase warrants outstanding, 3 of whom are  resident in the United States holding a combined amount of 630,000 warrants or 5.9 % of the total amount of warrants outstanding.  Warrants were issued in conjunction with private placements or loans.  All warrants are non-transferable. On 12/31/03, the Company records 25 holders of 14,880,000 outstanding incentive stock options, 8 of whom are  resident in the United States holding a combined amount of 2,025,000 options or 13.6 % of the total amount of options outstanding.  Options are only issued in conjunction with service as a director, employment by the Company or contracting for services with the Company.  All options are non-transferable and expire within 30-days of termination of service, employment or contract.

ADR’s - The Company's common shares are registered to trade directly on the NASD OTC BB in the United States and not in the form of American Depository Receipts (ADR's) or similar certificates.

ITEM - # 6.

EXCHANGE CONTROLS AND OTHER

LIMITATIONS  AFFECTING SECURITY HOLDERS

Except as discussed in ITEM-#7, "Taxation", the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

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

ITEM - # 8.

FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended July 31 2003 and 2002 are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants (formerly Staley, Okada, Chandler & Scott, Chartered Accountants)  as indicated in their auditor’s report that is included elsewhere in this Annual Report.  The selected financial data set forth for the Fiscal years 2001/2000/1999 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

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

Table No. 5
Selected Financial Data Last Five Fiscal Years
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	7/31/03	7/31/02	7/31/01	7/31/00	7/31/99
Revenue	-	-	4	18	3
Net Income (Loss)	(2,047)	(7,969)	(894)	(743)	(1,547)
Earnings (Loss) Per Share	(0.06)	(0.31)	(0.04)	(0.05)	(0.12)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	36,469	25,722	24,119	15,201	13,102
Working Capital	(4,230)	(6,646)	(1,255)	(85)	(2,342)
Oil and Gas Properties	3	945	1,398	1,070	2,144
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	(4,086)	(5,615)	1,753	2,610	(117)
Total Assets	1,084	1,299	3,060	3,223	2,255

US GAAP Shareholders' Equity (deficiency)	(4,085)	(5,615)	1,753	395	(778)
US GAAP Net (Loss)	(2,046)	(8,133)	(931)	(743)	(1,650)
US GAAP Net (Loss) per Share	(0.06)	(0.32)	(0.04)	(0.05)	(0.13)
US GAAP 000's Weighted Avg Shares (*4)	36,467	25,722	24,025	15,014	12,914

Notes:

(1)

Under US GAAP, cumulative Net Loss since incorporation has been ($27,054,284).

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

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 10/31/03 and the most recently completed last three fiscal years ended 7/31/03, 2002, and 2001.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 7/31/02.  The section for the most recent quarter ended 10/31/03 should be read together with the consolidated financial statements for it presented in Schedules A and B of the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

Financial Results for the Most Recently Completed Fiscal Quarter Ended 10/31/03

The quarter ended 10/31/03 marks the first quarter of the Company’s annual fiscal year ending 7/31/04. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation -  As at October 31, 2003, Company's consolidated financial statements reflect a working capital deficit of approximately $4,266,000. This represents a working capital deficit increase of approximately $36,300 compared to the July 31, 2003 deficit of approximately $4,229,700. To improve its working capital position the company is currently negotiating private placements, farm out agreements for its properties and an equity line of credit.

Investments - During the three months ended October 31, 2003 the Company invested approximately $276,000 in its Indonesian oil & gas properties and recovered $141,300 from its farm out partner, GeoPetro. In addition the Company and or its subsidiary acquired field equipment for $35,600

Finance - During the three months ended October 31, 2003, a total of 1,173,368 warrants were exercised resulting in the issuance of 1,173,368 common shares for total proceeds of $176,008, of which $92,008 was received prior to July 31, 2003.

Income - The Company had no material income in the three months ended October 31, 2003 other than the funds received in relation to the terminated China Wisdom farm out agreement. The Company’s 60% share of the funds received in the three months ended October 31, 2003 amounted to $158,924. (See related item in “Claims, Contingencies and Litigations” section below).

Expenses - Overall expenses, increased by $268,600 from approximately $193,600 to approximately $462,200 for the three-month periods ended October 31, 2002 and 2003 respectively. $232,200 of the expense increase is due to stock option compensation expense booked in relation to the 2,000,000 options granted during the quarter.  General and administrative expenses increased by $30,000 from approximately $42,600 to approximately $72,600 for the three-month periods ended October 31, 2002 and 2003 respectively. The only significant change to general and administrative expenses is in office expense. Office expense increased by approximately $22,700 from approximately $15,600 to approximately $38,300 for the three-month periods ended October 31, 2002 and 2003 respectively. The increase is primarily due to costs incurred by the Bengara subsidiary for the purchase of low value assets ($12,200) that are not capitalized due to their low value. All other general and administrative expenses appear reasonable compared to the previous period. Management fees increased by $20,500 from approximately $81,800 to approximately $102,300 for the three-month period ended October 31, 2002 and 2003 respectively. The increase is due additional to fees paid by the GATB subsidiary. Amortization expense increased by $29,300 from approximately $2,100 to approximately $31,400 for the three-month period ended October 31, 2002 and 2003 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended July 31, 2003. Wage expense decreased by $22,000 from approximately $26,900 to approximately $4,900 for the three-month period ended October 31, 2002 and 2003 respectively. The decrease is due the fact that the three month period ending October 31, 2003 was relatively inactive for the Company and its subsidiaries, consequently salaries were reduced. All other expense groups appear consistent with comparative period.

Financial Results For Fiscal Year 2003, Ended 7/31/03

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation - As at July 31, 2003, the Company's consolidated financial statements reflect a working capital deficit of approximately $4,229,700. This represents a working capital deficit decrease of approximately $2,416,500 compared to the July 31, 2002 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements and additional farm out agreements for its properties.

Investments - During the twelve months ended July 31, 2003 the Company invested approximately $452,000 and $145,600 in its Indonesian oil & gas properties and capital assets respectively. The Company recovered $786,000 from its farm out partner Geopetro and received an additional $594,000 from the Yapen – Medco/Exspan farm out. In addition, as part of the China Wisdom farm out, China Wisdom as at 31 July 2003, had advanced to the Company and Geopetro US $300,000. The Company’s 60% share of this balance amounted to $180,000.  Total proceeds from China Wisdom and Medco/Exspan amounted to $774,000.

Finance - During the twelve months ended July 31, 2003

-

8,310,000 common shares of the Company were issued through private placements for total proceeds of $1,246,500.

-

5,233,625 warrants were exercised resulting in the issuance of 5,118,625 common shares for total proceeds of $785,044.

-

1,340,000 options were exercised resulting in the issuance of 1,390,000 common shares for total proceeds of $201,000.

-

1,500,000 shares were issued as finders fees in relation to the China Wisdom farm out. These shares were valued at US $300,000

-

3,000,000 and 2,000,000 share purchase options were granted during the year exercisable at $0.25 and $0.45 respectively up to 30 January 2005. Each option allows the holder to acquire 1 common share of the company.

Income  - The Company had no material income in the twelve months ended July 31, 2003 other than the funds received in relation to the terminated China Wisdom farm out agreement. The Company’s 60% share of the funds received to 31 July 2003 amounted to $180,000. The Company issued 1,500,000 shares as a finders fee in relation to this agreement. These shares were valued at US $300,000 and expensed creating a loss of $120,000. The Yapen farm out generated proceeds of $594,000 with allocated costs of $535,000 creating a gain of $59,000.

Expenses - Excluding the impact of property write downs, stock option compensation and the loss on the terminated farm out, overall expenses decreased by $133,900 from approximately $982,600 to approximately $848,700 for the year ended July 31, 2002 and 2003 respectively. General and administrative expenses decreased by $119,100 from approximately $408,800 to approximately $289,700 for the year ended July 31, 2002 and 2003 respectively. The material changes to general and administrative expenses are as follows. Wage expense decreased by $168,100 from approximately $197,400 to approximately $29,300 for the years ended July 31, 2002 and 2003 respectively. The decrease is due primarily to the reduced activity in the GATB subsidiary. Rent expense increased by $11,500 from approximately $16,700 to approximately $28,200 for the years ended July 31, 2002 and 2003 respectively. The increase is due primarily to increased field accommodation costs incurred by the Bengara subsidiary. Travel expense increased by $16,500 from approximately $27,600 to approximately $44,100 for the years ended July 31, 2002 and 2003 respectively. The increase is due primarily to increased field travel costs incurred by the Bengara subsidiary.

During the year ended July 31, 2003 the Company incurred financing, interest and foreign exchange costs of $153,500. This is comprised of a consolidating foreign exchange adjustment of $50,500, a foreign exchange loss of $66,400 in the GATB subsidiary and interest expense of $36,600 paid by the GATB subsidiary. The consolidation adjustment of $50,500 is related to the translation of the parent company’s Canadian $ denominated into US $. The GATB foreign exchange loss of $66,400 is due to the fluctuation of the exchange rate between the Indonesian Rupiah and the US $ and its impact on accounts payable denominated in Rupiah. The Rupiah rose against the US $ during the year creating a foreign exchange loss. The interest expense of $36,600 is related to interest paid to the Company president in relation to an outstanding loan.  Amortization expense increased by approximately $17,600 from approximately $7,400 to approximately $25,000 for the years ended July 31, 2002 and 2003 respectively. The increase is due to the additional amortization of capital assets acquired during the year.

Financial Results For Fiscal Year 2002, Ended 7/31/02

All balances referred to in the following discussion are in US$ currency unless otherwise stated.

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

Investments - During the year ended 7/31/02 the Company invested approximately $266,900 in its Bengara and Yapen oil & gas properties. The Company wrote down the book value of both properties by $575,218 and $111,732 to $241,001 and $704,715 respectively to reflect exploration risk. During the year ended 7/31/02 the Company completed the acquisition of 70% of GAT Bangkudulis Petroleum Company Ltd. ("GATB"). To complete the acquisition the Company paid $15,000 and issued 740,000 shares valued at $96,200 for a total cost of $111,200. The consolidating purchase price adjustment valued the GATB oil and gas property at $6,205,302 and the Company incurred an additional $94,000 since acquisition. The Company wrote down the book value of the GATB property by $6,299,700 to $1 to reflect exploration risk associated with developing the property.

Finance - As at 7/31/02, the Company had received $150,000 in advance of share issuance. During the twelve months ended 7/31/02 the Company issued 740,000 shares valued at $96,200 related to the acquisition of GATB and issued  3,376,840 shares through private placements for total proceeds of $506,526. An additional 50,000 were issued as a finder’s fee. During the year the Company entered into a financing agreement with a private investor (unrelated) to provide the Company an "equity line of credit" of up to $20 million US over three years.  As at 5 December 2002 no funds have been received.  As part the agreement, the Company issued to the investor 1,000,000 shares of the Company as a commitment fee.  As at 5 December 2002, management has delayed the implementation of this agreement and is considering renegotiating or canceling the agreement.

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

Financial Results For Fiscal Year 2001, Ended 7/31/01

All balances referred to in the following discussion are in Canadian Dollars (CDN$) unless otherwise stated.

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

The Company is not currently liquid and raising sufficient funds to conduct the Company's ambitious objectives are the highest priority and an issue the Company expects to deal with proactively in next year on a constant basis.  There is no real opportunity to realize internally generated income from oil and gas production unless a merger or acquisition opportunity is realized.  The Company has basically two options to raise operating capital.  Either the Company must issue securities or farm out its resource properties.  The Company plans to raise required funds in the near future by utilizing both methods.

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

Yapen Subsidiary Renamed

Pursuant to a name change certificate dated September 12, 2002 issued by the Registrar of International Business Corporations of the British Virgin Islands the Company’s Yapen PSC holding company changed its name from "Apex (Yapen) Ltd." to "Continental Energy Yapen Ltd." The name was again changed pursuant to a name change certificate dated 2/21/03 to Continental-GeoPetro (Yapen) Ltd.

Yapen Relinquishment

In accordance with the provisions of the Yapen PSC the Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., holder of the Yapen PSC was to have made a mandatory relinquishment of at least 25% of the area of the 9,500 square kilometer Yapen Block on the PSC’s third anniversary September 27, 2002. The Company had applied for an extension of time to make the relinquishment and the relinquishment was subsequently made in March 2003 reducing the area of the Yapen PSC to 7,125 square kilometers.

Bangkudulis TAC Extended

The first two years "initial rehabilitation period" of the Bangkudulis TAC expired on October 7, 2001. Prior to this deadline the Company’s 70% owned Indonesian joint venture subsidiary GAT Bangkudulis Petroleum Company Ltd. ("GATB") was to drill two development wells and expend at least US$ 4.65 Million in drilling and field development work within the TAC. Certain materials and equipment for the planned wells have already been purchased and delivered. These expenditures combined with the intangible expenditures also already made in access road and site preparation and geological evaluation exceed the US$ 4.65 Million monetary commitment at 1/1/03 however the two required wells have not been drilled. In an amendment to the Bangkudulis TAC signed by GATB and Pertamina on 1/6/03 the deadline for GATB to complete the drilling of the two commitment wells and file its plan of development for the Bangkudulis Field was extended until 12/31/03.

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

Yapen Farm Out to MEDCO/EXSPAN

Pursuant to a farm out agreement and press release both dated 11/5/02 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the "Yapen Block" production sharing contract ("PSC") area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. In accordance with the farm out agreement PT Exspan Yapen paid approximately US$ 570,000 to discharge Continental-GeoPetro (Yapen) Ltd. accrued liabilities up to the farm out date and shall assume the roll of Operator for the Yapen PSC. Additionally, PT Exspan Yapen has agreed to 1) pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government including an obligation to drill at least one exploration well on the Yapen PSC and 2) pay 100%, and thereby "Carry" the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental-GeoPetro (Yapen) Ltd. from the farm out until any "Plan of Development" for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities. The assignment of Yapen PSC interest to PT Exspan Yapen was approved by Indonesian national oil and gas regulatory authorities in a letter dated 02/12/03.

Bengara-II Farm Out to China Wisdom

Pursuant to a farm out agreement dated 3/3/03 and press release dated 3/6/03 the Company made and announced the farm out to China Wisdom International (HK) Ltd. and sale of up 20,000 common shares of its Continental-GeoPetro (Bengara-II) Ltd. subsidiary (corresponding to  a 40% share of the "Bengara-II Block" production sharing contract ("PSC") area on and offshore East Kalimantan, Indonesia). The Company retained a 18,000 common shares corresponding to a 36%s share ownership in the subsidiary and the Bengara-II PSC. In accordance with the farm out agreement China Wisdom agreed to pay US$ 720,000 to Continental-GeoPetro (Bengara-II) Ltd. as reimbursement of past costs over a six month period. Additionally, China Wisdom has agreed to 1) pay its 40% proportional share of for all general and administrative and geological and geophysical exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government and 2) pay 100%, and thereby "Carry" the Company's 36% share and other joint venture partner GeoPetro Resources Company's 24% share of all drilling costs for 5 exploration wells as per budgeted Authorizations for Expenditure for each of the 5 wells. Also as per the farm out agreement China Wisdom was obliged to spud or cause the spud of the first well of its five well commitment by 9/30/03 and complete three wells by 12/31/03 and all five by 12/31/04 or return 4,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. to the Company and GeoPetro (in the proportions 60/40 respectively) for each well of the 5 well commitment that China Wisdom failed to drill in accordance with the schedule prescribed in the farm out agreement. Subsequent to year end the China Wisdom Farm Out was terminated, see ITEM-#9: "Material Events Occurring Since Last Fiscal Year End" subsection "Bengara-II Farm Out to China Wisdom Terminated". See also the related discussion ITEM-#3: "Legal Proceedings" above.

MATERIAL EVENTS OCCURRING SINCE LAST FISCAL YEAR END

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Bangkudulis TAC Annual Work Program and Budget Submitted for 2004

The Company’s GAT Bangkudulis Petroleum Company Ltd. subsidiary submitted its annual work program and budget to Pertamina on 12/05/03 its calendar year 2004 work program and budget for the Bangkudulis TAC contract area onshore East Kalimantan, Indonesia. The work program for 2004 as proposed consists the drilling of 1 development well, Workover of one existing well and oil production start-up. The Company expects to raise funds to complete the 2004 Bangkudulis TAC work program and budget through farm out or private placement. The proposed budget is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2004 Work Program
Drilling & Workover:	1,256,000.00	Drill 1 Development Well
Geological & Geophysical (G&G):	187,000.00	Evaluation of well results & Prepare POD
Project Engineering & Development:	832,000.00	Surface Production Facilities
Development Administration:	198,000.00	Field Offices & Administration
General & Administration (G&A):	328,000.00	Office, Admin, Logistics, Allocated Overheads
Total Budget	$ 2,801,000.00

Bengara-II PSC Annual Work Program and Budget Submitted for 2004

The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary submitted the Bengara-II JV's annual work program and budget to BPMigas on 12/11/03 for calendar year 2004 for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The planned work program for 2004 consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 3 exploration wells. The Company expects to raise funds to complete the Bengara-II PSC work program and budget through a combination of private placements and farm outs. The budget as submitted is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2004 Work Program
Drilling & Workover:	15,004,000.00	Drill 3 Exploration Wells
Geological & Geophysical (G&G):	550,000.00	Evaluation, interpretation, prospect generation
Exploration Administration:	396,000.00	Field Offices & Administration
General & Administration (G&A):	1,104,000.00	Office, Admin, Logistics, Allocated Overheads
Total Budget	17,054,000.00

Bengara-II Exploration Term Extended & Commitment Deferred:

The Company sought and received BPMigas’s approval in a letter No. 586/BP0000/2003-S1 dated 17 November 2003 to defer and extend the initial six year exploration period and corresponding work commitment due in PSC contract years one through six for an additional year ending 12/04/04. In accordance with the PSC and the deferment the Company must drill three commitment wells within the Bengara-II PSC contract area before 12/04/04 and must expend an accumulated minimum of US$ 16,750,000 on exploration work.

Yapen PSC Annual Work Program and Budget for 2004

PT Exspan Yapen, operator of the Yapen PSC for the Company’s joint venture subsidiary Continental-GeoPetro (Yapen) Ltd. Submits annual work programs and budgets to BPMigas on behalf of itself and Continental-GeoPetro (Yapen) Ltd. As of the date of this filing the annual work program and budget is still in the review process and has not been finalized. In accordance with the Yapen Farm Out above described in the sub-section entitled "Yapen Farm Out to MEDCO/EXSPAN" in this ITEM-#9 the Company anticipates that PT Exspan Yapen shall drill at least one exploration well on the Yapen Block before end June 2004 as it is obliged to do under the Farm Out Agreement. The Company’s 60% share of Continental-GeoPetro (Yapen) Ltd.’s 10% joint venture share of the 2004 Yapen PSC work program is fully funded by PT Exspan Yapen as per the Yapen Farm Out Agreement.

Bengara-II Farm Out To China Wisdom Terminated

In a press release dated 12/03/03 and pursuant to a letter dated 12/01/03 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a 3/3/03 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC.  Notice was served in accordance with the provisions for termination incorporated into the farm out agreement due to the default of China Wisdom and China Wisdom's failure to perform its farm out agreement obligations including failure to perform drilling work and failure to pay cash fees due according to the farm out stipulated schedule for both obligations and thereby earn China Wisdom up to a 40% shareholding in Continental-GeoPetro (Bengara-II) Ltd. See related discussion ITEM-#3: "Legal Proceedings" above.

MATERIAL COMMITMENTS

A summary of the current status of all material contracts, commitments and expenditure obligations of the Company as of the date of this ANNUAL REPORT are described below.  The Company intends to meet its commitments by a combination of raising funds through placement of its securities and through farm out of promoted working interests in its Indonesian properties.  There is no guarantee the Company will be successful in raising sufficient capital and the inability to meet its obligations may have material adverse detrimental effects on the Company, its operations and its particular resource properties. See Exhibit-10B: "PSC Terms" for material commitments common to all Indonesian PSC and TAC contracts.

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

Bengara-II PSC Commitments

As of January 2003, the Bengara-II PSC is currently in Contract Year-6 ending 12/4/04.  Within this period the Bengara-II JV operator, Continental-GeoPetro (Bengara-II) Ltd., is obliged to drill 3 exploration wells and or expend at least US$ 16,750,000 on petroleum exploratory "Work Commitment" within the Bengara-II contract area pursuant to annual work programs and budgets to be registered with BPMigas and in accordance with the PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.  The Company is obliged to provide its Bengara-II Joint Venture 60% share of this amount or US$7,050,000. Continental-GeoPetro (Bengara-II) Ltd. reports that the Bengara-II JV has spent approximately $ 2,500,000 towards the Bengara-II PSC Work Commitment as at 10/31/03.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Bengara-II PSC
BENGARA-II PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation
Year-1	4-Dec-1998	500,000
Year-2	4-Dec-1999	500,000
Year-3	4-Dec-2000	6,000,000
Year-4	4-Dec-2001	1,000,000
Year-5	4-Dec-2002	5,000,000
Year-6	4-Dec-2003	3,750,000
Year-7	4-Dec-2004	5,250,000
Year-8	4-Dec-2005	1,000,000
Year-9	4-Dec-2006	1,000,000
Year-10	4-Dec-2007	1,000,000
ACCUMULATED TOTALS in US$		25,000,000

#

Yapen PSC Commitments

As of the date of this Annual Report, the Yapen PSC is currently in Contract Year-5 ending 9/27/04. Signature bonuses due Pertamina pursuant to the Yapen PSC totaling US$ 200,000 have been paid in full. During the first five PSC contract years ending 9/27/03, the Yapen JV partners are obliged to expend at least US$ 7,000,000 on petroleum exploratory "Work Commitment" within the Yapen contract area pursuant to annual work programs and budgets to be registered with BPMigas and in accordance with the PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Yapen PSC
YAPEN PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation
Year-1	27-Sept-2000	500,000
Year-2	27-Sept-2001	1,500,000
Year-3	27-Sept-2002	3,000,000
Year-4	27-Sept-2003	500,000
Year-5	27-Sept-2004	1,500,000
Year-6	27-Sept-2005	4,000,000
Year-7	27-Sept-2006	1,000,000
Year-8	27-Sept-2007	4,000,000
Year-9	27-Sept-2008	1,000,000
Year-10	27-Sept-2009	1,000,000
ACCUMULATED TOTALS		US$ 18,000,000

In accordance with the terms of the farm out agreement dated 11/05/02 with PT Exspan Yapen the Company is relieved of all of its funding obligations to the Yapen JV and the Yapen PSC through all exploration drilling and up to the time BPMigas grants approval for the first commercial development of an oil or gas field found within the Yapen Block. Only beginning from such time the Company would be obliged to pay its net 6% participating interest share of all additional Yapen PSC expenditures.

Consequences of Failure to Fund PSC Commitments

There is no guarantee the Company will be able to raise sufficient funds in a timely fashion to meet its JV share of the funds needed to meet the Work Commitment to BPMigas in either Bengara-II or Yapen PSC.  Similarly, there is no guarantee that the Company's joint venture partners will be able to raise funds to meet their own JV shares of costs either or will honor their farm out obligations, if any.  The consequences of a failure or election by any JV party or farmee to not meet their respective funding requirements are discussed in the following section. In the event that the either JV is unable to raise sufficient funds to meet its respective accumulated Work Commitment then the JV will have three options.

1.

First, the JV could elect to exercise its rights under the PSC and advise BPMigas that it intends to carry forward the under-expended, accumulated Work Commitment into the next Contract Year.  In so doing the JV would incur the additional expenditure obligation for the subsequent Contract Year as specified in the PSC.  The PSC provides for such carry forward and accumulation of PSC expenditure obligations.  Over and under actual expenditures are also accumulated and apply to the cumulative Work Commitment.

2.

Second, the JV could elect to advise BPMigas of its difficulties in raising finance to meet the Firm Commitment and request from BPMigas the grant of a one-year extension of the current PSC contract year and corresponding accumulated Work Commitment.  Although there is no guarantee that BPMigas would grant such an extension, the request for such is not unusual or uncommon and such requests are commonly granted.  In some cases additional annual extensions past the fourth year have been granted. BPMigas may elect to impose certain conditions on such a grant also.

3.

Third, the JV could elect to default on its Firm Commitment contractual obligation to BPMigas, so notify BPMigas and thereby terminate the PSC and surrender the contract area back to BPMigas.  In such event the JV would lose its sunk costs to date and it is unlikely the JV participants would ever be granted a PSC again.  Although there is no precedent on record of its doing so, BPMigas would be contractually entitled to sue and seek payment of the unexpended portion of any Firm Commitment amount from the JV and its participants. There is no guarantee BPMigas would not take this course of action and the JV and the Company might be found liable.

Joint Venture Contract Commitments

GeoPetro Joint Ventures - The Company is party to two identical joint venture contracts with GeoPetro Resources Company of San Francisco, one with respect to the Bengara-II Joint Venture and one with respect to the Yapen Joint Venture ("JV").  Both JV contracts provides for the JV participants to share in all costs and benefits of the respective Bengara-II and Yapen JVs on the basis of 60% share for the Company and a 40% share for GeoPetro subject to "non-consent", "sole-risk" and "default" provisions.  Each JV is obliged to meet its respective PSC work expenditure obligations. However, individual participants in each JV, including the Company, have certain flexibility with regard to their individual respective funding obligations to the JV as follows:

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

PT Exspan Yapen Joint Venture - In accordance with the 11/05/02 farm out to PT Exspan Yapen of a 90% interest in the Yapen PSC the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd. will negotiate and enter into a joint operating agreement (JOA) with PT Exspan Yapen which shall set forth in detail the nature of the joint venture relationship between the two companies. PT Exspan Yapen will act as operator. PT Exspan Yapen is taking a direct assignment of a 90% interest in the Yapen PSC. As of the Record Date of this filing the JOA has not yet been finalized pending finalization of PT Exspan Yapen's drilling plans. The Company's Continental-GeoPetro (Yapen) Ltd. subsidiary will remain the sole property of the Company and GeoPetro Resources Company and Continental-GeoPetro (Yapen) Ltd. will own an undivided 10% of the Yapen PSC and be party to the JOA with PT Exspan Yapen. The Company expects the PT Exspan Yapen JOA to be very similar to those similar agreements constituting the GeoPetro joint venture. The Yapen Joint Venture with GeoPetro shall remain in effect to govern the nature of the joint ownership of the 10% Yapen PSC interest by the Company and GeoPetro.

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

2.

Dependency on PSC Contracts - The Company's principal assets are its three Indonesian properties, the Bengara II and Yapen PSC's and the Bangkudulis TAC.  The PSC/TAC contract terms contain requirements regarding quality of service, capital expenditure, legal status of concessionaires, restrictions on transfer and encumbrance of assets and other restrictions.  Any failure to comply with these arrangements could result, under certain circumstances, in the revocation of the PSC, and therefore termination of development, production, drilling and other petroleum operations.  Furthermore, all plant, property and equipment purchased by Continental-GeoPetro (Bengara-II) Ltd. or Continental-GeoPetro (Yapen) Ltd. for use pursuant to PSC operations becomes the property of BPMigas.  The cost of such materials may be recovered only if commercial production is established within the PSC area in accordance with provisions of the PSC.

3.

Political Risks - Indonesia  -  The Company's investments in Indonesia are subject to the political risks of foreign investment.  These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls.  Any new Indonesian government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls.  Direct and indirect effects of the decline in value of the Rupiah have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels.  These conditions have affected and may continue to affect the operating environment in Indonesia, as well as the cost and availability of financing for natural resources development efforts.  Impediments to a return to more normal economic conditions in Indonesia, or shocks to the system that exacerbate current adverse economic conditions, could originate from various sources, including further social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment. Recent changes to Indonesian petroleum legislation could impact the Company's concessions or operations on those concessions as implementation guidelines related to the new legislation are released by the government. Increasing calls for economic autonomy among many Indonesian provinces may impact the Company's Indonesian concessions or operations thereon as local provinces and regencies receive more control over their natural resources from the central government.

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

9.

Currency/Exchange Rate Risk - All of the Company’s material financial obligations and commitments are denominated in US Dollars while its primary source of financing is the issuance of equity securities in Canada for Canadian currency. A substantial amount of the Company's business transactions will be denominated in Indonesian Rupiah due to operations on its principal properties. The Company’s financial statements are kept in US Dollars. The Indonesian currency, the Rupiah, has decreased substantially in terms of the US Dollar during the past few years. See historical foreign currency exchange rates set forth in Table-1 above in the section "ITEM-#1: Currency and Exchange Rates". Fluctuations in the Rupiah may have a substantial effect on the Company’s financial statements due to related gains or losses due to the rate changes. Until such time as it achieves revenue from petroleum production the Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate.  Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

MATERIAL TRENDS AND UNCERTAINTIES

The Company's securities are highly speculative and trade in a specialized market of investors willing to take a large degree of risk for a possibly large reward.

World oil prices have risen to relatively high levels recently, largely on fears of supply disruption with possible terrorist acts and appears to have settled in the US$ 30 per barrel range. Given the uncertainty, world oil prices are likely to fluctuate and be volatile, possibly over a wide range,  with developments as to the resolution of the conflicts with Iraq and international terrorism proceed.

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

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects.  At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and the company has acquired rights to two production sharing contract areas covering 3 million acres.  Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success while restricting its focus to Indonesia where its limited manpower and technical resources are already deployed. For calendar year 2004, the Company's management has set two important strategic objectives, which it hopes to accomplish during the year.  These goals, in order of priority, are:

1.

Drill one development well and workover one existing well on Bangkudulis Property and commence commercial production to generate internal revenue. Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

2.

Drilling three exploratory commitment wells on the Bengara-II Property.  Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

ITEM - # 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

Table No. 6 lists, as at the Record Date of this Annual Report, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the end of Fiscal 2003 and at the Record Date of this Annual Report the Company has three Non-Executive directors, Mr. Wine, Mr. Hayes and Mr. Lichman and two Executive Directors  Mr. McAdoo and Mr. Schell.

Table No. 6 Directors
Name	Age	Date First Appointed a Director
Gary R. Schell (1) (5)	70	February 1993
Gary Wine (1)	48	May 1997
Richard L. McAdoo (2) (4)	49	January 1999
Paul L. Hayes, Jr. (3) (4) (5)	66	April 2003
Stan Lichman (1) (4) (5)	57	July 2001

Notes:

(1)  Resident and citizen of Canada.

(2)  Resident of Indonesia and citizen of the United States.

(3)  Resident and citizen of the United States.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

DIRECTORS COMMITTEES

Audit Committee - The board of directors has created an "Audit Committee" and duly appointed executive director McAdoo and non-executive directors Hayes and Lichman to serve on the committee for Fiscal 2002. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year end audit. Mr. McAdoo serves as the committee’s chairman.

Compensation Committee - The board of directors has created a "Compensation Committee" and duly appointed executive director Schell and non-executive directors Hayes and Lichman to serve on the committee. The Audit Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. Schell  serves as the committee’s chairman.

RESUME OF DIRECTORS

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 28 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is President of the Company. Mr. McAdoo is currently also a director, President and CEO of the Company's subsidiaries Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. He is also a director of the Company's GAT Bangkudulis Petroleum Company Ltd. subsidiary.

#

Paul L. Hayes, Jr.'s experience includes over twenty years in each of the securities and energy industries.  After graduating in Petroleum Engineering from the University of Oklahoma, he was employed by Exxon in Venezuela.  After four years, he returned to the United States to get his MBA from Harvard University. Between the first and second years at Harvard he worked for Mobil Oil in New York City.  After graduating from Harvard, Amoco International in New York City then employed me as engineer in charge of South America.  He was later transferred to Argentina as assistant manager of the Comodoro Rividavia District.  After two years in Comodoro Rividavia and Buenos Aires he became assistant to the President of Amoco International in New York City.  When the Board of Amoco moved the International division back to Chicago, he left and became an oil analyst for William D. Witter, Inc.  He was with Witter for four years and then started his own NASD firm, Hayes Brothers Securities, Inc. in Greenwich CT.  After four years, he sold his office to Fahnestock & Co. and became head of research.  He left Fahnestock after two years and founded Hayes Resources, Inc., an oil and gas exploration company exploring in Texas, Oklahoma, New Mexico and the German North Sea. Next, he returned to Wall Street as an oil analyst for Oppenheimer & Co. (now CIBC World Markets). After eight years, he was recruited by the Chairman of Yorkton Securities to go to Canada as Senior Oil Analyst.  After fourteen months at Yorkton, the Chairman of Pannonian Energy asked him to help found an oil and gas exploration company.  The company was merged with San Joaquin Petroleum a public company and changed the name to Gasco Energy with holdings in Utah, Wyoming and California.  He resigned upon the completion of the merger. He was on the board of CAPCO Energy, an Orange County, CA exploration company starting in 2000.  He resigned in September of this year.  he joined the board of Rubicon Energy an Oklahoma coal bed methane gas producer in 2001.

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

EXECUTIVE OFFICERS

Table No. 7 lists, as at the Record Date of this Annual Report, the names of all of the Executive Officers of the Company.  Executive Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.  The term "Executive Officers" includes and is limited to those members of management who are either President, Vice President, Secretary, Treasurer or Chairman of the Company or hold position of similar capacity in wholly owned subsidiaries.

Table No. 7 Executive Officers
Name	Age	Current Title	Date First Appointed a Director
Richard L. McAdoo (1)	49	President	November 1999
Gary R. Schell (2)	70	Chairman & Secretary	February 1993

Notes:

(1)

He is also President/CEO/Director of the Company’s Indonesian subsidiaries: Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. and has served as such since the Company’s acquisition of these subsidiaries in August 1998  He spends substantially full time on the affairs of the Company and its subsidiaries. He is based in and resident in Jakarta, Indonesia, and is employed under contract to both Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd.

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

Orders - No Director or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. During the past 10 years, no director, officer or promoter of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority related to the trading in securities, promotion or management of a publicly traded Company, or theft or fraud, except R.L. McAdoo, who, as an officer of Triton Indonesia, Inc. ("Triton Indonesia"), consented, without admitting or denying allegations made in a civil complaint filed against Triton Energy Corporation (the US parent of Triton Indonesia), Mr. McAdoo and other officers of that company by the US Securities and Exchange Commission, to the entry of a Final Judgment permanently enjoining him from violating the anti-bribery provision and the internal control and books and records provisions of the Foreign Corrupt Practices Act and the Securities Exchange Act of the United States.

Multiple Directorships - Gary Schell is also a Director of Module Resources Incorp. (a CDNX traded public company) also involved in oil and gas exploration and development. Paul L. Hayes, Jr. is also a director of Capco Energy Inc. (an OTC-Bulletin Board traded public company) also involved in oil and gas exploration and development. While some Executive Officers and Directors of the Company are involved in other business ventures and may not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

Arrangements & Relationships - There are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which anyone was selected as a Director or Executive Officer.

ITEM - # 11.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company does not provide cash compensation its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director of the Company, including committee participation and/or special assignments. During Fiscal 2003, the Company did not pay or accrue any salary, fees or other cash compensation directly or indirectly to any director of the Company solely for their services as directors to the Company. The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors. Refer to ITEM-#13.

Non-Executive Director Compensation

Non-Executive Directors are those directors not paid for their service as a director and also not employed or paid by the Company in any capacity such as officer or consultant.

Paul L. Hayes, Jr., Non-Executive Director   During Fiscal 2003, Mr. Hayes served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Hayes during Fiscal 2003 does not expect to pay any cash compensation to during Fiscal 2004. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy caused by the resignation of Mr. Barker. See ITEM-#12 for his stock options.

Stan Lichman, Non-Executive Director   During Fiscal 2003, Mr. Lichman served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Lichman during Fiscal 2003 does not expect to pay any cash compensation to Mr. Lichman for his current services as Non-Executive Director during Fiscal 2004. See ITEM-#12 for his stock options.

Gary Wine, Non-Executive Director   During Fiscal 2003, Mr. Wine served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Wine during Fiscal 2003 does not expect to pay any cash compensation to Mr. Wine for his current services as Non-Executive Director during Fiscal 2004. See ITEM-#12 for his stock options.

Larry Barker, Former Non-Executive Director   During Fiscal 2003, Mr. Barker served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Barker during Fiscal 2003 does not expect to pay any cash compensation to during Fiscal 2004. Mr. Barker resigned from the board in an action minuted on 4/14/03 and was replaced in such capacity by Mr. Hayes. See ITEM-#12 for his stock options.

Contracts & Compensation of Executive Directors

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

#

Gary Schell, Director and Chairman   The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated 08/01/02 with Milner Downs Equestrian Centre Ltd. (a company controlled by Mr. Schell) for the personal services of the Company’s Chairman and Secretary, Mr. Gary R. Schell to provide executive management and corporate administrative services in the Company’s Langley headquarters office. The contract provides for a salary of CDN $ 10,000 (US$ 6,500) per month. During Fiscal 2003/2002/2001, Mr. Schell was paid Canadian dollar cash compensation by the Company indirectly through Milner Downs, respectively, CDN $120,000, CDN$120,000, and CDN$75,000 for his personal services as Chainman and Secretary of the Company.

In addition to compensation paid directly by the Company to Mr. Schell, the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays or accrues fees directly to him for his services as a director of the subsidiary. These fees commenced 1/1/00 in the amount of US$ 1,000 per month and increased to US$ 2,500 per month on 3/1/03 as per the China Wisdom farm out agreement dated 3/3/03 but were ended 11/30/03 by the subsidiary's shareholder action on termination of the China Wisdom farm out agreement. Similarly, Continental-GeoPetro (Yapen) Ltd. also directly paid Mr. Schell a fee of US$ 1,000 per month for his personal services rendered as a director of that subsidiary commencing 1/1/00 and ending 8/31/02. The Company indirectly pays a portion of the aforementioned compensation paid through its responsibility to fund its 60% joint venture share of all joint venture subsidiaries or as otherwise required by shareholder agreements or farm out agreements in effect. During Fiscal 2003/2002/2001, Mr. Schell was paid total compensation by the Company's two subsidiaries in the amounts of  US$ 20,500, US$ 24,000, and US$ 24,000 respectively.

Richard McAdoo, Director and President   The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated 08/01/02 with and for the Company’s President, Mr. Richard L. McAdoo to provide executive management from the Company’s affiliates’ Jakarta office. Under the contract, the Company does not pay any direct salary to Mr. McAdoo but does provide for reimbursement of his actual personal family medical insurance premiums.

In addition to compensation paid directly by the Company to Mr. McAdoo, the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays or accrues fees directly to Mr. McAdoo for his services as a President of the subsidiary. These fees commenced 1/1/00 in the amount of US$ 7,500 per month and increased to US$ 12,500 per month on 3/1/03 as per the China Wisdom farm out agreement dated 3/3/03. Similarly, Continental-GeoPetro (Yapen) Ltd. also directly paid Mr. McAdoo a fee of US$ 2,500 per month for his personal services rendered as President of that subsidiary commencing 1/1/00 and ending 8/31/02. The Company indirectly pays a portion of the aforementioned compensation through its responsibility to fund its 60% joint venture share of all joint venture subsidiaries or as otherwise required by shareholder agreements or farm out agreements in effect. During Fiscal 2003/2002/2001, Mr. McAdoo was paid total compensation by the Company's two subsidiaries in the amounts of  US$ 117,500, US$ 120,000, and US$ 107,500 respectively.

Contracts & Compensation of Executive Officers

The Company has only two executive officers, Mr. McAdoo and Mr. Schell, whose contracts and compensation are discussed in the preceding section pursuant to their service also as directors of the Company.

Stock Options

The Company does grant incentive stock options to Directors and to Officers and employees; refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries".  All stock options are set at levels determined from time to time by the board of directors in accordance with applicable securities regulations.

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

ITEM - # 12.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has no formal written stock option plan in place as of the date of this Annual Report. At the 12/31/03 Record Date of this Annual Report, the Company had 14,880,000 stock options outstanding entitling the holders to purchase 14,880,000 common shares at exercise prices between $0.15 and $0.45.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8, also effective as at the Record Date of this Annual Report, as well as the number of options granted to them as a group.  Outstanding options to other employees and consultants as a group is also shown.

Table No. 8 Stock Options Outstanding
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Gary Schell, Director & Officer	$0.20	1/30/05	500,000
Gary Schell, Director & Officer	$0.15	7/30/04	1,000,000
Gary Schell, Director & Officer	$0.15	4/29/04	200,000	11.42%
Richard McAdoo, Director & Officer	$0.15	7/30/04	900,000	6.05%
Gary Wine, Director	$0.20	1/30/05	500,000
Gary Wine, Director	$0.15	7/30/04	200,000	4.70%
Paul L. Hayes, Director	$0.25	1/30/05	500,000	3.36%
Stan Lichman, Director	$0.20	1/30/05	500,000	3.36%
Total Directors & Officers as a Group				30.24%
Total Employees & Consultants as a Group			10,580,000	69.76%
Total Stock Options Outstanding at 12/31/03			14,880,000	100.0%

At 12/31/03, the Company had 10,699,978 share purchase warrants outstanding entitling the holders to purchase 10,699,978 common shares at prices between US$0.15 and CDN$0.70. All of the share purchase warrant issued by the Company have been issued in conjunction with private placements of Company securities or loans as incentive consideration to the placee or lender. Table No. 9 lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 9 Share Purchase Warrants Outstanding
			Warrant Exercise Price US$ As Currently Amended & Exercisable
Date Warrants Issued	Number of Warrants Originally Issued	Number of Warrants As Amended, Not Yet Exercised & Still Outstanding	First Year	Second Year	Third Year or As Revised	Date Warrants Expire
7/14/03	450,000	450,000	$ 0.15	$0.30	$ 0.60	7/14/06
6/10/03	2,432,000	2,432,000	$ 0.15	$0.30	$ 0.60	6/10/06
9/10/02	5,408,000	4,117,478	$ 0.15	$0.30	$ 0.60	9/10/05
7/23/02	1,305,000	912,500	Revised	Revised	$0.15	7/30/04
7/18/02	1,621,840	325,000	Revised	Revised	$0.15	7/30/04
9/21/00	4,923,000	808,000	Revised	Revised	$0.15	7/30/04
6/22/00	1,829,332	720,000	Revised	Revised	$0.15	7/30/04
3/01/00	350,000	185,000	Revised	Revised	$0.15	1/31/04
10/12/99	605,600	250,000	Revised	Revised	$0.15	7/30/04
11/24/99	500,000	500,000	Revised	Revised	CDN$0.70	11/24/04
Total		Outstanding at 12/31/03

ITEM - # 13.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's fiscal year at 7/31/01, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

AUDITORS

The Company’s auditors are Staley Okada & Partners (formerly Staley, Okada, Chandler & Scott), ("SOAP") Chartered Accountants, of Surrey, British Columbia, Canada. SOAP or its predecessor firm has been the Company’s auditors since the Company’s incorporation in 1984. SOAP has been a member of the Institute of Chartered Accountants of British Columbia since 1962. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, two SOAP partners are qualified American CPA’s in good standing in the states of Illinois and Washington.

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

ELECTRONIC FILING AT THE SEDAR WEBSITE

The Company makes continuous financial and corporate information disclosure as well as statutory filings with Canadian securities regulators on the internet at the "SEDAR" website www.sedar.com. SEDAR is the "System for Electronic Document Archiving and Retrieval" employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing electronically on SEDAR in 1997.

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2003 year end at 7/31/03. The cut-off Date of the auditors report for the same Fiscal 2003 financial statements is 12/05/03. The Record Date of this Form-20F annual report is 12/31/03. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2003 financial statements, on EDGAR is scheduled for 1/16/03. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditors report is 126 days. Elapsed time between the fiscal year end effective date of the financial statements and the Record Date of this report is 169 days.

FINANCIAL STATEMENTS ATTACHMENT & INDEX

The auditors report and audited financial statements as required under ITEM-#17 are included attached hereto, are incorporated herein as Exhibit-11 and are found immediately following the text and first ten Exhibits of this Form-20F Annual Report on the pages shown in the table of contents following.

Consolidated Financial Statements Table of Contents Attached Hereto as Exhibit-11 on Pages as Indicated Below	Page
1. Financial Statement Title Page	45
2. Auditor's Report, dated 12/05/03	46
3. Management’s Responsibility For The Financial Statements	47
4. Consolidated Balance Sheet at 7/31/03 and 7/31/02	48
5. Consolidated Statement of Shareholders’ Equity (Deficiency) for the Years ended July 31, 2001, 2002 and 2003	49
6. Consolidated Statement of Loss for the Years ended July 31, 2001, 2002 and 2003; and cumulative from 08/01/93 (date of development stage)	50
7. Consolidated Statement of Cash Flows for the Years ended July 31, 2001, 2002 and 2003 and cumulative from 08/01/93 (date of development stage)	51
8. Consolidated Schedule of Resource Property Costs for the Years ended July 31, 2001, 2002 and 2003 and cumulative from 08/01/93 (date of development stage)	52
9. Consolidated Schedule of Administrative Expenses for the Years ended July 31, 2001, 2002 and 2003 and cumulative from 08/01/93 (date of development stage)	53
10. Notes to the Consolidated Financial Statements	54
11. Auditors’ Report on Schedules Title Page	76
12. Auditor’s Report on Schedules, 12/05/03
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

ITEM - # 19.

EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2003 year end 7/31/03, was submitted for filing electronically on the US-SEC's EDGAR system on 1/16/03.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F Fiscal 2003 year end 7/31/03 annual report on its behalf.

Continental  Energy  Corporation

(Registrant)

"Gary R. Schell"

_______________________________________

By: Gary R. Schell

Director & Chairman of the Board

Record Date: December 31, 2003

#

E X H I B I T S   1   THROUGH   11

ATTACHMENTS TO THE

Form-20F For Fiscal 2003 Ended 7/31/03 Filed In January 2004 By

CONTINENTAL ENERGY CORPORATION

E X H I B I T  -  1  :  CERTIFICATE, MEMORANDUM & ARTICLES OF INCORPORATION.

Materials required to be filed under this Exhibit-1 are incorporated into this Annual Report Form-20F filing by this reference. Exhibit-1 consists of those copies of the Company’s certificate of incorporation, certificates of name changes, memorandum of incorporation, and articles of association already filed with the US-SEC under cover of previous filings made with the US-SEC by the Company including but not limited to the most recently filed Form-20F Annual Report for the Company’s last fiscal year (as amended), Form-20F Annual Report filings for previous years; and any information filed as part of a Form-6K periodic filings of material changes, news, contracts or events affecting the Company.

----------

E X H I B I T  -  2  :  SHAREHOLDERS RIGHTS INSTRUMENTS

The disclosure required to be filed under this Exhibit-2 is incorporated into this Annual Report Form-F filing by the following reference. Exhibit-2 disclosure consists of the same materials referred to and incorporated by reference under Exhibit-1 above. All instruments defining rights of holders of Company securities instruments are therein described or presented in their entirety. A statement commenting upon shareholder rights instruments issued by the Company relative to the date of this annual report is also set forth in the body of this Form-20F within ITEM-#4 under the section entitled “Shareholders Rights Instruments”.

----------

E X H I B I T  -  3  :  VOTING  TRUSTS

The disclosure required to be filed under this Exhibit-3 is incorporated into this Annual Report Form-F filing by the following reference. Exhibit-3 disclosure consists of the same materials referred to and incorporated by reference under Exhibit-1 above and/or under Exhibit-4 below. Any share voting trusts, pooling agreements or similar agreements regarding collaborative voting of the Company’s shares are therein described or presented in their entirety. A statement commenting upon voting trusts known to the Company relative to the date of this annual report is also set forth in the body of this Form-20F within ITEM-#4 under the section entitled “Voting Trusts”.

----------

E X H I B I T  -  4 : MATERIAL CONTRACTS

Materials required to be filed under this Exhibit-3 is incorporated into this Annual Report Form-F filing by this reference. Exhibit-3 consists of those copies of the Company’s material contracts already filed with the US-SEC under cover of previous filings made with the US-SEC by the Company (as amended); including, but not limited to, the most recently filed Form-20F Annual Report for the Company’s last fiscal year, Form-20F Annual Report filings for previous years; and any information filed as part of a Form-6K periodic filings of material changes, news, contracts or events affecting the Company.

----------

E X H I B I T  -  5 : FOREIGN PATENTS

The Company does not have any foreign patents. The Company has never registered any foreign patents in the past and does not contemplate registering any foreign patents in the future.

----------

E X H I B I T  -  6 : STATEMENT HOW EARNINGS PER SHARE CALCULATED

The disclosure required to be filed under this Exhibit-6 is incorporated into this Annual Report Form-F filing by the following reference. A statement commenting upon how earnings per share are calculated is set forth in the body of this Form-20F within ITEM-#8 under the section entitled “How Earnings Per Share Are Calculated”.

----------

#

E X H I B I T  -  7 : STATEMENT HOW REPORTED RATIOS ARE CALCULATED

The disclosure required to be filed under this Exhibit-7 is incorporated into this Annual Report Form-F filing by the following reference. A statement commenting upon how any ratio of earning to fixed charges, any ratio of earnings to combined fixed charges and preferred stock dividends or any other ratios in the registration statement or report is set forth in the body of this Form-20F within ITEM-#8 under the section entitled “How Reported Ratios Are Calculated”.

----------

E X H I B I T  -  8 : SUBSIDIARIES

The disclosure required to be filed under this Exhibit-8 is incorporated into this Annual Report Form-F filing by the following reference. The identity and relationship of the registrant as parent company and its subsidiaries is set forth in the body of this Form-20F within ITEM-#1 under the section entitled “Subsidiaries”.

----------

E X H I B I T  -  9 : STATEMENT ON AGE OF FINANCIAL STATEMENTS

The disclosure required to be filed under this Exhibit-9 is incorporated into this Annual Report Form-F filing by the following reference. A statement commenting upon the age of the attached audited financial statements of the Company relative to the date of this annual report is set forth in the body of this Form-20F within ITEM-#17 under the section entitled “Statement on Age of Financial Statements”.

----------

E X H I B I T  -  10 : GLOSSARY

The disclosure required to be filed under this Exhibit-10 is incorporated into this Annual Report Form-20F filing by the following references and as follows.

1.

Technical Terms Definitions - The meaning of certain technical words, terms and phrases commonly used in the oil and gas industry and also used in this Annual Report Form-20F are described in the glossary filed by the Company on EDGAR in January 2003 as Exhibit-10A of the Company's Annual Report Form-20F for its fiscal 2002 year end. Technical terms as may be capitalized and used throughout this Annual Report Form-20F and not otherwise defined herein are defined and described in that Exhibit and that filing and are hereby incorporated herein by this reference.

2.

Units of Measurement & Conversion Factors - Units of measurement and conversion factors between common, internationally used, oil and gas industry units of measure and traditional American “oilfield” units all as utilized herein conform to “American Petroleum Institute” or “API” definitions. The meaning of units of measurements and conversions between units that are used in this Annual Report Form-20F are described in the glossary filed by the Company on EDGAR in January 2003 as Exhibit-10A of the Company's Annual Report Form-20F for its fiscal 2002 year end. Units of measurement and conversion factors between units as may be capitalized and used throughout this Annual Report Form-20F and not otherwise defined herein are defined and described in that Exhibit and that filing and are hereby incorporated herein by this reference.

3.

Production Sharing Contract Terms - Certain words, terms, phrases and concepts used to describe the Company's Indonesian oil and gas concessions, and the Production Sharing Contracts ("PSC") from whence they are derived, are unique or contractually defined. For the benefit of the reader many of these terms are defined and described in the glossary filed by the Company on EDGAR in January 2003 as Exhibit-10B Parts-A and B of the Company's Annual Report Form-20F for its fiscal 2002 year end. The same definitions apply to this Annual Report Form-20F and are hereby incorporated herein by this reference.

Sources of Indonesian Oil Sector, Political and Economic Analysis Data - The Company refers readers interested in a more comprehensive overview than expressed in this filing of the current status of the Indonesian energy industry, Indonesian economic situation and Indonesian investment climate to the following authoritative, independent sources of current and periodically updated information on the Indonesian petroleum sector.

1.

A “Country Analysis Brief” for Indonesia is updated annually, usually in December, and published by the USA Department of Energy’s (“DOE”) Energy Information Administration (“EIA”) unit. The brief is freely available in its entirety by download from the DOE-EIA at its internet website located at URL http://www.eia.doe.gov/emeu/cabs/indonesa.html.

2.

The “Annual Petroleum Report – Indonesia” is researched, compiled and published annually, usually in October, by the staff of the US Embassy in Jakarta.  This authoritative annual publication is a fine reference for specific and detailed statistical information about the current Indonesian petroleum sector.  It also contains knowledgeable information about the current political situation in Indonesia and possible effects upon the Indonesian petroleum industry.  The US Embassy also produces other reports valuable for reference on the Indonesian economic and political situation. The entire text of the latest “Annual Petroleum Report – Indonesia” may be downloaded in “PDF” file format from its internet website located at URL http://www.usembassyjakarta.org.

3.

An “Annual Statistics Bulletin” for members is published by the Organization of Petroleum Exporting Countries” and is available for download in “PDF” file format from its internet website http://www.opec.org/Publications/AB/AB.asp.

4.

The US State Department publishes “Country Background Notes” summarizing useful economic, political and commercial background information on most countries, which is usually updated annually. For Indonesia are found at website http://www.state.gov/www/background_notes/indonesia_0010_bgn.html.

5.

The link to the website for the Jakarta Post, a leading English language daily newspaper published on-line is particularly recommended for daily news reporting on current Indonesian events.  The Jakarta Post can be reached directly at URL http://www.thejakartapost.com.

6.

See URL http://www.usembassyjakarta.org/econ/economictrends.html for a report on “Economic Trends” updated at least annually, usually in July, by US Embassy staff in Jakarta with economic facts, analysis and opinions on future Indonesian economic developments.

7.

See URL http://www.usembassyjakarta.org/econ/investment.html for the latest report on the Indonesian “Investment Climate” with useful information updated at least annually, usually in May, by US Embassy staff in Jakarta for those investors considering investments in Indonesia.

Indonesian Crude Oil Prices - Crude oil prices in Indonesia are posted monthly by Pertamina and represent the prices that Pertamina will pay Contractors for production for that month.  The benchmark price posted by Pertamina is referred to as the Indonesian Crude Price (“ICP”), and represents the price of a certain crude oil produced from the Minas Field in South Sumatra, known in international markets as Sumatran Light Crude (“SLC”).  All other crude oils produced in Indonesia are priced by Pertamina by adding to or subtracting from the ICP, based on the quality and value of each crude oil compared to SLC.  Pertamina posts prices for over 40 varieties of Indonesian crude oil each month.  The posted ICP may differ from the prevailing SLC market price on any given day.  Historically the ICP tends to fall midway between the two world spot prices for West Texas Intermediate crude and North Sea Brent crude.  The Company has the full right to export all production it may realize from the Bangkudulis, Bengara-II or Yapen PSC Contract Areas and sell it on the world market at prevailing world market prices or the most favorable long term contract it can negotiate.  Alternatively the Company could sell its production to Pertamina and be assured of getting the posted ICP price suitably adjusted for quality. Pertamina's posted ICP crude oil prices are published and may be viewed at http://www.pnatrade.com.

Indonesian Crude Oil Pricing Posted For Production During Month Shown
Posted For Month Of	US$/Barrel ICP or SLC Crude Price
	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
January	31.94	18.63	24.12	24.57	10.99
February	31.41	18.84	25.49	26.24	10.56
March	30.16	22.62	25.39	27.19	12.03
April	28.89	25.35	27.35	24.12	15.20
May	27.83	25.37	28.18	27.96	16.29
June	26.82	24.28	27.83	30.68	16.27
July	27.06	24.97	25.04	30.16	18.11
August	28.03	25.64	24.77	29.95	19.55
September	26.44	27.13	24.68	32.95	21.80
October	29.16	28.83	19.35	32.47	22.38
November	29.64	27.76	18.06	31.06	23.74
December	31.10	31.84	17.60	25.03	24.22

----------

#