Form 20-F/A
CONTINENTAL ENERGY CORP/ BC
filed 2004-01-26
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Index:

Ex 99.1

CEO Certification

Ex 99.2

CFO Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form-20F/A Fiscal 2003 year end 7/31/03 annual report on its behalf.

CONTINENTAL ENERGY CORPORATION.

(Registrant)

"Gary Schell"

_______________________________________

By: Gary Schell

Director and Chairman