Form 20-F
period 2004-07-31
CONTINENTAL ENERGY CORP
filed 2005-01-26
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FOR FISCAL YEAR 2004

ENDED JULY 31, 2004

   ___

   ___  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

        THE SECURITIES EXCHANGE ACT OF 1934

OR

   ___

   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934; for fiscal year ended 31 July 2004

OR

   ___

   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

  THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION

 (Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240, USA

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares	49,375,412

Indicate by check mark whether the registrant(1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes	No XXX
Indicate by check mark which financial statement item the registrant has elected to follow:	Item-17 XXX	Item-18 ___
Form-20F Annual Report Record Date: December 31, 2004

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2003 End July 31, 2004

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS	3
		Introduction and Overview
		Current Status Summary Of Oil & Gas Properties
		Plan of Operations
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES	11
		Bengara-II Property
		Yapen Property
		Bangkudulis Property
	ITEM-#3	LEGAL PROCEEDINGS	13
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY	14
		Share Capital
		Rank, Rights And Restrictions Of Share Capital
		Share Holding Distribution
	ITEM-#5	NATURE OF SHARE TRADING MARKET	16
		Trading Markets & Exchanges
		US Shareholder Interests
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS	18
	ITEM-#7	TAXATION	18
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION	19
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS	24
		Liquidity And Capital Resources
		Material Events
		Material Commitments
		Risk Factors
		Material Trends And Uncertainties
		Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	31
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	33
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	34
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	35
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	35
PART-III	ITEM-#15	DEFAULTS UPON SENIOR SECURITIES	36
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	36
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)	36
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	37
	ITEM-#19	EXHIBITS	39
		Index to Exhibits	39
		Copies and Distribution	39
		Sarbanes Oxley 302 & 906 Certifications	39
		Signature Page	39

		LIST OF EXHIBITS & ATTACHMENTS
		Exhibits-1 through Exhibit-9	40
		Exhibits-10 through Exhibit-11	41
		Exhibit-31 Sarbanes Oxley 302 Certifications	41
		Exhibit-32 Furnished Copy Sarbanes Oxley 906 Certification	42
		Attachment as Exhibit-11 & ITEM-#17 Annual Audited Financial Statements	43

---oOo---

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

US-SEC Filing and Record or Effective Date - This US Securities and Exchange Commission ("US-SEC") Form-20F filing is made as an "Annual Report" pursuant "to section 13 or 15(d) of the Securities Exchange Act of 1934 and includes audited financial statements as of the most recently completed fiscal year end July 31, 2004 (7/31/04 or Fiscal 2004 in the forms commonly employed herein). This "Form-20F Annual Report" was prepared in December 2004. Information contained herein is current and valid as at December 31, 2004, (12/31/04) the "Record Date" or "Report Date" except where a different date is herein locally specified or as the context may require.

Principal Offices - The Company's head office is located at 14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240, USA; the contact person is James D. Eger, Director; the telephone number is (972) 934-6774 and the facsimile number is (972) 934-6718.  The internet world wide web site URL address is www.continentalenergy.com. The e-mail address is mail@continentalenergy.com. The Company's executive office is located in Premier Business Center’s Dallas office suites.  The Company began occupying this facility in February 2004 and considers the facility adequate for current needs.

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

SUBSIDIARIES

The Company conducts any business in the United States through its wholly-owned subsidiary, Continental Energy Corp., ("CEC-USA"), a Nevada Corporation, incorporated on 10/07/97 with its registered office address at Suite 260, 6121 Lakeside Drive, Reno, Nevada. Currently this subsidiary is inactive and dormant and the Company has no short-term plans for any United States based business activity. The Company's principal resource properties are in Indonesia and held under production sharing contracts ("PSC") with BPMigas, the Indonesian state oil concession regulatory agency. BPMigas regulations and Indonesian law stipulate that no single company may hold more than one PSC at any given time. Therefore, industry practice is to create a new specific subsidiary or affiliate company to be the PSC contract signatory, holder and operator of each new PSC concession or property. The Company holds and owns title to these resource properties through ownership of shares in three joint venture subsidiary companies named Continental-GeoPetro (Bengara-II) Ltd., Continental-GeoPetro (Yapen) Ltd. and GAT Bangkudulis Petroleum Company Ltd. The address of the registered offices of the Company's Indonesian operating subsidiaries, GAT Bangkudulis Petroleum Company Ltd., Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. is TrustNet Chambers, Road Town, Tortola, British Virgin Islands. All three companies share principle operational offices of 330 square meters floor space located at Jl. Kenanga 6, Cilandak, Jakarta, 12560, Indonesia and Rupiah denominated lease costs of approximately US$ 850 per month.

Continental-GeoPetro (Bengara-II) Ltd. is a company incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 06/05/03 and issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Bengara-II) Ltd." as originally incorporated to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." The name was changed again on 12/17/03 to Continental-GeoPetro (Bengara-II) Ltd. Continental-GeoPetro (Bengara-II) Ltd. was incorporated expressly for the sole purpose of holding and operating a 4,867 square kilometer Indonesian petroleum exploration concession known as the "Bengara-II Block" pursuant to a 30-year Production Sharing Contract (the "Bengara-II PSC") with the Indonesian state oil concession regulating agency, BPMigas. Continental-GeoPetro (Bengara-II) Ltd. has no other business or assets and owns only a 100% undivided holding in the Bengara-II PSC. Continental-GeoPetro (Bengara-II) Ltd. is designated by BPMigas as the "Operator" entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bengara-II Block PSC area. The Company owns 30,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. representing a 60% stake in Continental-GeoPetro (Bengara-II) Ltd. and a corresponding 60% stake in its Bengara-II PSC oil and gas exploration concession. The 20,000 shares held by GeoPetro represent a 40% shareholding in Continental-GeoPetro (Bengara-II) Ltd. an underlying 4% interest in the Yapen PSC.

Continental-GeoPetro (Yapen) Ltd. is a company incorporated on 01/08/98 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 09/12/02 issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Yapen) Ltd." as originally incorporated to "Continental Energy Yapen Ltd." Pursuant to a name change certificate dated 2/21/03 the name of the company was changed from "Continental Energy Yapen Ltd." to "Continental-GeoPetro (Yapen) Ltd." It was incorporated expressly for the sole purpose of holding and operating a 9,500 square kilometer Indonesian petroleum exploration concession known as the "Yapen Block" pursuant to a 30-year Production Sharing Contract (the "Yapen PSC") with the Indonesian state oil concession regulating agency, BPMigas. Continental-GeoPetro (Yapen) Ltd. has no other business or assets and owns a 10% undivided participating interest in the Yapen PSC in a joint venture arrangement. See the section below in ITEM-#2 entitled "Yapen Property". The Company owns 30,000 common shares of Continental-GeoPetro (Yapen) Ltd. representing a 60% stake in Continental-GeoPetro (Yapen) Ltd. and a corresponding 6% stake in its Yapen PSC oil and gas exploration concession. The 20,000 shares held by GeoPetro represent a 40% shareholding in Continental-GeoPetro (Yapen) Ltd. an underlying 4% interest in the Yapen PSC.

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

Table No. 1
Relevant Foreign Currency Exchange Rates
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 11/30/04	1.1904	1.1911	1.1848	1.3295
Fiscal Year Ended 07/31/04	1.3292	1.3324	1.3184	1.1860
Fiscal Year Ended 07/31/03	1.50	1.59	1.33	1.41
Fiscal Year Ended 07/31/02	1.58	1.58	1.57	1.58
Fiscal Year Ended 07/31/01	1.53	1.56	1.48	1.53
Fiscal Year Ended 07/31/00	1.47	1.51	1.43	1.48

Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 11/30/04	9,110
Fiscal Year Ended 07/31/04	9,350
Fiscal Year Ended 07/31/03	8,529
Fiscal Year Ended 07/31/02	9.060
Fiscal Year Ended 07/31/01	10,505
Fiscal Year Ended 07/31/00	9,725

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

The Bangkudulis Block. The Company owns a 70% interest in GAT Bangkudulis Petroleum Company Ltd., the Bangkudulis TAC and the Bangkudulis Block. Pursuant to its agreements with fellow shareholders the Company and is obligated to pay 100% of all project costs but is entitled to a 100% share of all cost recovery and investment credit revenues together with a 70% share of all profit oil and gas production revenues arising from the Bangkudulis Block.

Production Sharing Rights - The production sharing arrangement in respect of each of the Company’s oil and gas properties is stipulated and set forth in the respective production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia and the president of the former state owned oil company, Pertamina. See ITEM-#1: "Leasehold Situation" above.

The Bengara-II PSC provides for the Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after the Company receiving such Cost Recovery are "split" and shared 26.7857% to Continental-GeoPetro (Bengara-II) Ltd. and 73.2143% to BPMigas in the case of crude oil and 62.50% to Continental-GeoPetro (Bengara-II) Ltd. and 37.50% to BPMigas in the case of natural gas. The Company owns a 60% interest in Continental-GeoPetro (Bengara-II) Ltd. and through it a corresponding 60% interest in the Bengara-II PSC.

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

The Bangkudulis TAC provides for the Company’s GAT Bangkudulis Petroleum Company Ltd. ("GATB") subsidiary to take up to 65% of the revenues from all petroleum sales to reimburse 100% of its sunk historical development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after the Company receiving such Cost Recovery are "split" and shared 26.7857% to GATB and 73.2143% to Pertamina in the case of crude oil and 62.50% to GATB and 37.50% to Pertamina in the case of natural gas.  The Company owns a 70% interest in GATB and through it a corresponding 70% interest in the Bangkudulis TAC.

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

ACQUISITION OF PRINCIPAL PROPERTIES

Since 1998, the Company has acquired three principal properties. See more detail on the properties in the section ITEM-#2: "Description of the Company’s Oil and Gas Properties" below.

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

GeoPetro Farm Out of Bengara and Yapen Properties - In a farm-out agreement dated effective 1/01/2000 (the GeoPetro "FOA") the Company farmed out a 40% of its 100% undivided interest in each Indonesian property to GeoPetro Resources Company (“GeoPetro”) in the form of a sale of a corresponding 40% stake in the authorized share capital of Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. The Company retained a 60% interest stake in Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. and through them a corresponding stake in the Bengara and Yapen properties. GeoPetro is a privately-owned Californian company. GeoPetro paid the Company a purchase price of US$1.297 Million past cost reimbursement and agreed to take up and pay its respective 40% interest share of all Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. costs, work commitments and expenditure obligations pursuant to their respective PSC contracts retroactively with effect commencing 8/1/98. The Company and GeoPetro entered into two separate joint operating agreements dated effective 1/01/2000 (the "JOA"), one for Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd., which define the roles of the Company and GeoPetro with respect to the operations of the Bengara and Yapen properties as well as joint shareholders of the respective property holding companies. The farm out to GeoPetro closed on 2/28/00 on receipt of required regulatory approvals. The Company continues to consolidate the accounts of Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. on its own financial statements and considers them both to be majority owned subsidiaries

MEDCO/EXSPAN Farm Out of Yapen Properties - Pursuant to a farm out agreement and press release both dated 11/5/02 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the "Yapen Block" production sharing contract ("PSC") area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. In accordance with the farm out agreement PT Exspan Yapen paid approximately US$ 570,000 to discharge Continental-GeoPetro (Yapen) Ltd. accrued liabilities up to the farm out date and shall assume the roll of Operator for the Yapen PSC. Additionally, PT Exspan Yapen has agreed to 1) pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government including an obligation to drill at least one exploration well on the Yapen PSC and 2) pay 100%, and thereby "Carry" the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental-GeoPetro (Yapen) Ltd. from the farm out until any "Plan of Development" for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities. The assignment of Yapen PSC interest to PT Exspan Yapen was approved by Indonesian national oil and gas regulatory authorities in a letter dated 02/12/03.

China Wisdom Farm Out of Bengara-II Property – In fiscal 2003 the Company made a farm-out of its Bengara-II subsidiary and property to China Wisdom International (HK) Ltd. ("China Wisdom") see ITEM-#9: "Material Events Occurring During Last Fiscal Year" subsection "Bengara-II Farm Out to China Wisdom". Subsequent to year end the China Wisdom Farm Out was terminated, see ITEM-#9: "Material Events Occurring Since Last Fiscal Year End" subsection "Bengara-II Farm Out to China Wisdom Terminated". Also, see ITEM #3 Legal Proceedings for additional related disclosure.

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

The Bengara-II Block is owned, operated and managed by Continental-GeoPetro (Bengara-II) Ltd. The Company owns a 60% share holding interest in Continental-GeoPetro (Bengara-II) Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Continental-GeoPetro (Bengara-II) Ltd. is governed by a joint venture agreement with GeoPetro dated effective 01/01/00.

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

Exploration & Development Expenditures

The Company’s investments in, and cost recoveries, from Bengara and Yapen and its Bangkudulis properties are as follows:

		Fiscal Year End 07/31/04	Fiscal Year End 07/31/03	Fiscal Year End 07/31/02	3 Months Ended 10/31/04	3 Months Ended 10/31/03	3 Months Ended 10/31/02
Investment (1)
Bengara (2)	US$	481,861	424,803	169,457	76,246	266,914	97,500
Yapen (3)	US$	-	7,500	97,441	-	-	7,500
Bangkudulis (4)	US$	154,001	95,023	94,471	4,421	9,316	15,273
Cost Recovery
Bengara	US$	383,249	654,673	32,000	65,000	141,286	241,000
Yapen	US$	-	131,999	-	-	-	131,999
Bangkudulis	US$	-	-	-		-	-

Notes:

1.

The differences in the timing of the investing activities are largely attributable to the timing of expenditures on the Indonesian properties due to the availability of cash for investment.

2.

During the year ended 7/31/01, the company was required pursuant to the PSC to relinquish 25% of the Bengara contract area, consequently the company wrote down the consolidated balance of the Bengara property by $215,000. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the property to approximately $241,000 as at 7/31/02. Due to the continuing exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Bengara property to $1 as at 7/31/2004.

3.

Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Yapen property to approximately $704,715 as at 7/31/02. During the year ended 7/31/2003 the Company completed an agreement whereby it farmed out a 90% interest in the Yapen PSC. Yapen received proceeds of approximately $594,000 and allocated costs of approximately $535,000 resulting in a gain of $59,000 on the farm out. During the year ended 7/31/2003 there was a further impairment (net) of $45,190 reducing the net book value of the property to $1 as at 7/31/2004.

4.

During the year ended 7/31/02, the Company completed its acquisition of Bangkudulis and consolidated the accounts Bangkudulis using the purchase method of accounting. Due to exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the Bangkudulis property to approximately $1 as at 7/31/02. During the year ended 7/31/2003 there were further expenditures of $95,000 on the GATB property, however due to the continued exploration risk and the over all uncertainty of drilling results the Company wrote down the book value of the GATB property to $1 as at 7/31/2004.

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

Staffing and Employees - The Company employs and pays 100% of the costs of one full-time administrative staff in its Dallas office, its VP and acting CFO. The Company closed its Vancouver office on 31/7/04 and terminated employment of two part-time administrative staff.  The Dallas office handles financial, administrative, corporate governance and securities regulatory matters.  Independent legal counsel, accountants, auditors and engineers are retained and utilized as required. All other personnel, including the President of the Company, are employed by one or more of the Company's majority owned Indonesian joint venture companies and are assigned to operations in their Jakarta offices. Under this practice the administrative costs of the Jakarta office, salaries paid employees (including the Company’s President) and fees paid consultants are directly allocable and chargeable to the Company’s joint venture oil and gas properties. Therefore these staff costs all count against the Company’s monetary work commitments under each property and also qualify for full cost recovery if and when commercial petroleum production is established. The Company is responsible for paying its 60% joint venture share of the charges for approximately ten Indonesian employees and three expatriate staff, including the Company’s President, who are directly hired to particular joint ventures or property companies.  The Jakarta based joint-venture operations staff are engaged in the day to day management of the Company’s joint venture oil and gas exploration and development operations.  The existing available staff is sufficient to evaluate properties, generate prospects and plays and supervise and direct drilling operations using third party drilling contractors.

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

USA vs. Foreign Sales/Assets - At fiscal years ended 07/31/2004, 07/31/2003, and 07/31/2002 respectively $316,839, $320,804, and $998,576  of the Company's assets were located in Indonesia and $171,919, $763,149, and $300,506 of the assets were located in Canada. The Company does not have any material assets in the United States.

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2004 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2005. At 12/31/04, the Record Date of this Annual Report,:

The Company had  warrants outstanding entitling the holders to purchase  common shares at prices between US$0.15 and $0.60 . Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company had 9,256,250 stock options outstanding entitling the holders to purchase  9,256,250 common shares at prices between US$0.15 and US$0.25. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

The Company is discussing private placements of its securities with two parties to provide funds required for work on its properties during calendar 2005; however, these are preliminary and there can be no assurance that any further external financings can be completed.

Subsequent to fiscal year end but during 2004 the Company entered into a strategic alliance with ELNUSA, a large Indonesian oilfield services company which is a majority owned unit of Pertamina the Indonesian national oil company. The alliance agreement calls for ELNUSA to provide drilling and other oilfield services on the Company's Indonesian properties on a special terms basis to be determined on a case by case basis. ELNUSA may be compensated for its services in a particular property by a deferred payment from oil or gas production revenues or by earning an equity interest in the property.

The Company is discussing possible sales or farm-outs of some portion of its interest in its Bengara-II and for its Bangkudulis Properties.  Successful farm outs would reduce the Company’s cash requirements for exploration costs and may generate reimbursement of historical costs to the Company.  However, these talks and plans are preliminary and there can be no assurance that any farm outs can be completed.

Uses of Funds

Based on its annual work programs and budgets submitted to BPMigas/Pertamina (See ITEM-#9 "Material Events Occurring Since Last Fiscal Year") the Company expects to need and use funds during calendar 2005 as follows:

The Bengara-II Block Planned Bengara-II JV work activity for calendar year 2005 is based on an annual work program and budget submitted to BPMigas/Pertamina by Continental-GeoPetro (Bengara-II) Ltd. as operator for the block in the amount of US$ 18,542,000 of which the Company expects to fund its 60% Bengara-II JV share, or US$ 11,125,200 to accomplish the planned four exploration well drilling program.

The Yapen Block Planned Yapen JV work activity for calendar year 2005 is based on an annual work program and budget submitted to BPMigas by PT Exspan Yapen as operator for the block. The Company is not required to fund any portion in accordance with the terms of its 11/05/02 farm out to PT Exspan Yapen. See ITEM-# Yapen Farm Out.

The Bangkudulis Block Planned work activity for calendar year 2005 is based on an annual work program and budget submitted to BPMigas/Pertamina by Continental-GeoPetro (Yapen) Ltd. as operator for the block in the amount of US$2,801,000, all of which the Company must fund to accomplish the planned drilling, workover and production start-up program in accordance with the Plan of Development for the Bangkudulis Field which was accepted by Indonesian authorities in April 2004.

ITEM - # 2

DESCRIPTION OF OIL & GAS PROPERTIES

SUMMARY DESCRIPTION OF THE BENGARA-II BLOCK

The Bengara-II Block is located mostly onshore but partially offshore astride the Bulungan River Delta in the Indonesian province of East Kalimantan on the northeast coast of the island of Borneo. The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 a mandatory partial relinquishment of acreage as stipulated in the Bengara-II PSC reduced the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres.  The Bengara-II Block can be characterized as a high potential medium risk oil and gas exploration property. There has been one well drilled on the property that encountered significant flows of gas and gas condensate. There is no current oil or gas production on the property.

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

Related Info on the Bengara-II Block - For additional information on the Bengara-II Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Bengara-II PSC Annual Work Program and Budget" and "Bengara-II PSC Commitments".  Disclosure and discussion of additional detailed information on the Bengara-II Block that was made in fiscal 2003 annual report form-20F filing is hereby incorporated in this report by this reference.

SUMMARY DESCRIPTION OF THE YAPEN BLOCK

The Yapen Block is located off the north coast of Irian Jaya, Indonesia, in the western part of the island of New Guinea, east and south of Yapen Island.  The Block is entirely offshore, in Waropen Bay and the Caroline Sea of the South Pacific Ocean.  The eastern end of the Block overlies the offshore part of the Mamberamo River delta system. Most of the Block is covered by water in depths of less than 200 meters.  The Yapen Block originally provided the Company oil and gas exploration and production rights to a total area of 9,500 square kilometers or 2.5 Million acres however in March 2003 a mandatory partial relinquishment of acreage as stipulated in the Yapen PSC reduced the total area of the Yapen Block to 7,125 square kilometers or 1,764,000 acres. The Yapen Block can be characterized as a high potential high-risk gas exploration property. There has been one well drilled on the property by other operators in 1971 that encountered significant flows of gas.  There is no current oil or gas production on the property. The Company's Indonesian subsidiary, Continental-GeoPetro (Yapen) Ltd., shot a high resolution-2D, 96-channel, seismic acquisition program of approximately 1,200 line kilometers on the Yapen Block in mid-2001. The data has been processed and interpreted and revealed new drilling prospects over several areas in the block.

Related Info on the Yapen Block - For additional information on the Yapen Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Yapen PSC Annual Work Program and Budget" and "Yapen PSC Commitments".  Disclosure and discussion of additional detailed information on the Yapen Block that was made in fiscal 2003 annual report form-20F filing is hereby incorporated in this report by this reference.

SUMMARY DESCRIPTION OF THE BANGKUDULIS OIL FIELD DEVELOPMENT

Bangkudulis Field lies mostly onshore Bangkudulis Island in the Sesayap River estuary of East Kalimantan, Indonesia. Geologically the field lies in the Tarakan Basin. More than 120 million barrels of oil and 96 billion cubic feet of gas have been produced from the Tarakan Basin from 349 wells in 15 recognized fields. GAT Bangkudulis Petroleum Company Ltd. ("GATB") is engaged in the development of Bangkudulis Field pursuant to a Technical Assistance Contract (the "TAC") with Pertamina.  The Bangkudulis TAC covers an area of 18.6 square kilometers over the Bangkudulis Field, an oil and gas field originally discovered by Arco in 1980. The Bangkudulis TAC Block can be characterized as a low risk oil field development and exploitation property. There has been one well drilled on the property that encountered significant flows of oil, gas and condensate. There is no current oil or gas production on the property.

Bangkudulis Field Discovery - The Bangkudulis Field discovery Well-A1 tested accumulated flow of 6,400 BOPD from four Miocene Age sand layers with an aggregate thickness of 117 feet at a depth of 3,062 to 3,266 feet.  The well also tested 4.5 MMCFD of natural gas plus 410 BOPD of condensate from a 60-foot sand layer at a depth of 4,600 feet.  In early 1981, Arco conducted a 30-day production test of Well-A1. Arco constructed production facilities, a production storage barge mooring facility and a 7" diameter, 1.5-kilometer pipeline from Well-A1 to the base camp.  A total of 60,000 barrels of oil were produced during the test.  Arco reservoir engineers concluded that the productive zones at Well-A1 were highly permeable with high productivity indexes, and estimated reserves producible from Well-A1 alone at 3.5 million barrels.  Arco and its partners relinquished their entire Northeast Kalimantan block containing Bangkudulis Field in July 1984 together with its four undeveloped petroleum discoveries at Bangkudulis, Sembakung, South Sembakung and Sesayap, each of which was deemed by Arco to be too small for them to develop.  After the Arco relinquishment, Pertamina produced Well-A1 from September 1985 to June 1989.  Cumulative oil production during these 46 months reached a total of about 544,000 barrels.  Production peaked at an average of 1,080 BOPD during October 1985.  Oil was transported by barge to Bunyu Island, where it was mixed with production from the Sembakung and Bunyu Fields. Production was terminated when production from the discovery well fell below 150 BOPD and the well remained shut in until the Company's GATB subsidiary entered the Bangkudulis TAC.

Reserves Estimates - An independent petroleum engineering consulting firm, Chapman Petroleum Engineering Ltd. ("Chapman"), has prepared a report dated October 1, 1998 (the "Chapman Report") updated and confirmed by the Company in October 2000 containing its independent estimates of GATB’s proven and probable.  The independent engineers estimate that Bangkudulis Field contains 2,865,000 barrels of "proven" reserves plus up to an additional 8,551,000 barrels classified as "probable" reserves attributable to the 100% Bangkudulis TAC interest held by GATB.  A copy of the Chapman Report was filed with the Company’s Fiscal 2000 Form-20F filing as an exhibit and is hereby incorporated by this reference in this Form-20F annual report.

Bangkudulis Field Development Plan - In April 2004 GATB's comprehensive Plan of Development ("POD") was accepted by Indonesian authorities for the commercial development and exploitation of Bangkudulis Field. The plan calls for drilling 18 to 24 new development wells over a two year period at an average well cost of about US$ 1,200,000 per well. From 1985 to 1989 Pertamina produced the Bangkudulis A1-Well to a barge moored in the South Sesayap River and when full, transferred it to their facility on Bunyu Island. GATB intends to produce Bangkudulis Field in a similar fashion.  Multiple barges will be required as production levels increased with perhaps one permanently moored barge serving as primary production storage and two or more shuttle barges loading crude from the storage barge and transporting it to a sales point and custody transfer station at either Pertamina's Oil Terminal Bunyu or Exspan's Tarakan oil terminal.

Related Info on the Bangkudulis TAC Block - For additional information on the Bangkudulis TAC Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Bangkudulis TAC Annual Work Program and Budget Submitted for 2003" and "Bangkudulis TAC Commitments".  Disclosure and discussion of additional detailed information on the Bangkudulis TAC Block that was made in fiscal 2003 annual report form-20F filing is hereby incorporated in this report by this reference.

ITEM - # 3

LEGAL PROCEEDINGS

Except for the following the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

1.

The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 48,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the Rupiah 383,099,363 claim as a contingent liability in August 2002 and no further progress has been made on the claim since that time.

2.

In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues at the end of the Past Quarter.

3.

The Company together with its partner GeoPetro Resources Company and their jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under a March 3, 2003 Farm Out Agreement regarding the Bengara-II Block production sharing contract area in Indonesia. In a July 28, 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands the court declared the Farm Out Agreement dated March 3, 2003 between the Claimants and China Wisdom as terminated. The court ordered China Wisdom to re-transfer 20,000 common shares of joint venture subsidiary Continental-GeoPetro (Bengara-II) Ltd., a British Virgin Islands (BVI) company, to Continental Energy Corporation (12,000 shares) and its partner GeoPetro Resources Company (8,000 shares). In the event that China Wisdom fails to make such transfer by August 31, 2004 then the court has ordered the BVI Registrar of Companies to sign transfers on behalf of China Wisdom concluding the re-transfer of the said shares to Continental Energy and GeoPetro Resources. Additionally, the court ordered China Wisdom to pay Claimant’s legal costs in the amount of $ 7,700. Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order there was no response by August 31, 2004. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company. Also despite written demand the Company has not received the court ordered legal costs of US$ 7,700 which China Wisdom International (HK) Ltd. is ordered to pay.

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

Issued and Outstanding Share Capital - The issued and outstanding share capital of the Registrant includes 49,375,412  common shares were issued and outstanding at the Company’s Fiscal 2004 year end on 07/31/04. As of a date more recent to the time of this filing, the Company’s records indicate that 49,508,745 common shares without par value are issued and outstanding as at 12/31/04. Zero preferred shares are issued and outstanding as of the same date. The class and amount of issued and outstanding share capital of the Company at fiscal year end, the most recently completed fiscal quarter and the record date of this filing are shown in the table below.

Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 07/31/04	Last Unaudited Quarter End 10/31/04	At The Record Date 12/31/04
Common Shares	500,000,000	49,375,412	49,375,412	49,508,745
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at 12/31/04, the Record Date, on a fully diluted basis, there are  common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 49,508,745 common shares actually issued and outstanding plus  outstanding unexercised warrants and plus 9,256,250 outstanding unexercised options to purchase additional common shares. Particulars of the securities the Company issued and outstanding on a fully diluted basis are shown in the table below.

Type of Security	Last Audited Year End 07/31/04	Last Unaudited Quarter End 10/31/04	At The Record Date 12/31/04
Common Shares	49,375,412	49,375,412	49,508,745
Warrants
Options	9,206,250	9,256,250	9,256,250
Fully Diluted Total

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

SHARE HOLDING DISTRIBUTION

Principal Escrow Shares - On 2/28/97, the Company issued 375,000 shares of "Principal Escrow" common shares at $0.01 per share pursuant to an escrow agreement dated December 11, 1996 with two former directors of the company. Subsequently, 187,500 of the shares were released from escrow in Fiscal 1999 and 93,750 shares were released in the first quarter of Fiscal 2001. The milestones of accomplishment that the Company should achieve as per the escrow agreement for the release of the remaining 93,750 escrow shares were not achieved and the deadline for the release of the Principal Escrow shares expired. In a treasury order dated 2/3/04 the Company returned the 93,750 Principal Escrow shares to treasury. As of the Record Date there are zero common shares remaining in Principal Escrow.

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

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all issued and outstanding shares of the Company except for the following. The Company’s registrar and transfer agent reports that a company operating as nominee depository for street form shares held in brokerage accounts, Canadian Depository for Securities, Inc. ("CDS & Co.") appears as the registered holder of 34,013,838 shares of the Company representing 68.70% of the Company’s issued and outstanding shares as at the 12/16/04 record date for the Company’s annual general meeting mailings. An American share depository trust company "CEDE & Co." appears as registered holder of  6,426,239 shares of the Company representing 12.98% at the same date. The Company is not aware of the identities of beneficial owners of the shares held in trust by CDS & Co or CEDE & Co. and has no way of determining if their respective internal balances are equivalent to those shown on the registrar’s report.

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

Share Ownership by Directors and Officers - Table No. 2 lists, as at the 12/31/04 Record Date of this filing, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 49,508,745 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer listed in Table No. 2.

Table No. 2 Shareholdings of Directors and Executive Officers at 12/31/04
Title of Class Of Security	Name of Beneficial Owner - (Notes)	Amount of Securities Owned	Percent Of Class
Common Shares	Richard L. McAdoo (1)	6,000,334	11.2%
Common Shares	James D. Eger (2)	1,000,000	1.9%
Common Shares	Stan Lichman (3)	625,000	0.9%
Common Shares	Paul L. Hayes, Jr. (4)	500,000	1.2%
Total Held by Directors/Officers as a Group			15.2%

Notes to Table No. 2:

1.

Director and President of the Company. The total amount of shares shown in the table includes 900,000 currently exercisable stock options plus 1,090,000 currently exercisable common share purchase warrants and 4,010,334 fully paid common shares. All securities shown are held directly.

2.

Director and Acting CFO of the Company. The total amount of shares shown in the table includes 940,000 currently exercisable stock options and 60,000 fully paid common shares.  All securities shown are held directly .

3.

Non executive director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options and 125,000 fully paid common shares.  All securities shown are held directly .

4.

Non executive director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options and -0- fully paid common shares. All securities shown are held directly.

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

Frankfurt Stock Exchange - The Company’s common shares trade on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol "CNZ" commencing on 10/8/99. The Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume and as of 02/02/02 the share prices are no longer quoted on the Frankfurt Stock Exchange.

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

OTC Bulletin Board - The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for shares of the Company's common shares for the last eight fiscal quarters.  The closing price of the common shares on 12/31/04 was US$ 0.19.

Table No. 4
NASD OTC Electronic Bulletin Board Trading Activity
For the Period:	Common Shares	US$ Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 10/31/2004	3,262,694	0.24	0.12	0.15
Quarter Ended - 7/31/2004	2,572,525	0.38	0.17	0.21
Quarter Ended - 4/30/2004	4,930,974	0.35	0.13	0.20
Quarter Ended - 1/31/2004	5,882,813	0.285	0.11	0.15
Quarter Ended - 10/31/2003	5,446,100	0.51	0.21	0.33
Quarter Ended - 7/31/2003	6,869,500	0.67	0.27	0.50
Quarter Ended - 4/30/2003	4.688.900	0.34	0.12	0.24
Quarter Ended - 1/31/2003	2,276,000	0.20	0.08	0.20

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

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 12/16/04 the record date for the Company’s last annual general meeting, the Company estimates that it has in excess of 1,000 shareholders including 184 known registered shareholders.

Registered US Shareholders - On the 12/16/04 record date of the Company's annual general meeting, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 184 registered shareholders.  A total of 90 of these registered shareholders have United States of America "US" registration addresses and together they hold 2,969,515 shares representing about 5.99% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms that there are approximately 662 unregistered, "holders of record" resident in the United States, holding approximately 6,426,239 common shares.  Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 752 shareholders holding 6,426,239 common shares representing a18.97% stake in the total amount of Company common shares currently issued and outstanding at 12/31/04.

US Shareholders Having Options and Warrants - On 12/31/04, the Company records 19 holders of 7,181,145 outstanding share purchase warrants outstanding, 3 of whom are  resident in the United States holding a combined amount of 733,333 warrants or 10.2 % of the total amount of warrants outstanding.  Warrants were issued in conjunction with private placements or loans.  All warrants are non-transferable. On 12/31/04, the Company records 21 holders of  9,256,250 outstanding incentive stock options, 11 of whom are  resident in the United States holding a combined amount of 3,060,000 options or 33.1 % of the total amount of options outstanding.  Options are granted in conjunction with service as a director, employment, or contracting for services with the Company or its subsidiaries.  All options are non-transferable and expire within 90-days of termination of service, employment or contract.

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

ITEM - # 8.

FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended July 31, 2004, 2003 and 2002 are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants (formerly Staley, Okada, Chandler & Scott, Chartered Accountants)  as indicated in their auditor’s report that is included elsewhere in this Annual Report.  The selected financial data set forth for the Fiscal years 2001/2000/1999 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

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

Table No. 5
Selected Financial Data Last Five Fiscal Years
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	7/31/04	7/31/03	7/31/02	7/31/01	7/31/00
Revenue	-	-	-	4	18
Net Income (Loss)	(1,111)	(2,047)	(7,969)	(894)	(743)
Earnings (Loss) Per Share	(0.02)	(0.06)	(0.31)	(0.04)	(0.05)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	47,140	36,469	25,722	24,119	15,201
Working Capital	(825)	(490)	(3,200)	(1,255)	(85)
Oil and Gas Properties	0.003	0.003	945	1,398	1,070
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	(4,154)	(4,086)	(5,615)	1,753	2,610
Total Assets	489	1,084	1,299	3,060	3,223

US GAAP Shareholders' Equity (deficiency)	(4,154)	(4,085)	(5,615)	1,753	395
US GAAP Net (Loss)	(1,111)	(2,046)	(8,133)	(931)	(743)
US GAAP Net (Loss) per Share	(0.02)	(0.06)	(0.32)	(0.04)	(0.05)
US GAAP 000's Weighted Avg Shares	47,140	36,467	25,722	24,025	15,014

Notes:

(1)

Under US GAAP, cumulative Net Loss since incorporation has been ($28,165,021).

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

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 10/31/04 and the most recently completed last three fiscal years ended 7/31/04, 2003, and 2002.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 7/31/03.  The section for the most recent quarter ended 10/31/04 should be read together with the consolidated financial statements for it presented in Schedules A and B of the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

Financial Results for the Most Recently Completed Fiscal Quarter Ended 10/31/04

The quarter ended 10/31/04 marks the first quarter of the Company’s annual fiscal year ending 7/31/04. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation

As at October 31, 2004, Company's interim consolidated financial statements reflect a working capital deficit of $1,014,066. This represents a working capital deficit increase of approximately $190,000 compared to the July 31, 2004 deficit of $824,545. The increase was due to the Company’s cash shortage compared to its operating requirements. The cash balance at October 31, 2004 was $14,477 compared to $126,313 as at July 31, 2004.  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

Investments

During the three months ended October 31, 2004 the Company invested approximately $81,000 in its Indonesian oil & gas properties and recovered $65,000 from its farm out partner, GeoPetro.

Finance

During the three months ended October 31, 2004 there were no Stock Options or Warrants exercised.

On October 31, 2004, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,256,250 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between January 1, 2005 and December 31, 2005.

On October 31, 2004, the Company had warrants outstanding to purchase an aggregate of 7,547,812 shares at prices ranging from $0.30 to $0.60 and expiring at varying dates between June 10, 2005 and July 14, 2006.

Income

The Company had no material income in the three months ended October 31, 2004.

Expenses

Overall, expenses decreased by $69,116 from $303,244 to $234,128 for the three-month periods ended October 31, 2003 and 2004 respectively. The major changes in the current period as compared with the same prior year period are outlined below.  The largest difference was that the stock compensation expense in the current period was only $4,355 compared to $232,200 in the prior year period.  This was offset by the fact that the Company received $158,924 from farm out proceeds in the prior period and there were no such proceeds in the current period.  In the current period the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $15,667.  In the prior year the properties were not written down until year-end and therefore there was no similar expense in the prior year quarter.  General and administrative expenses increased by $13,421 from $72,626 to $86,047 for the three-month periods ended October 31, 2003 and 2004 respectively. The significant change to general and administrative expenses was higher professional fees in the current period.  Management fees decreased by $19,277 from $102,274 to $82,997 for the three-month period ended October 31, 2003 and 2004 respectively. The decrease is due to the loss of a director in the Langley office and offset by one additional management position in the Company’s Dallas office.  Amortization expense decreased by $19,247 from $31,403 to $12,156 for the three-month period ended October 31, 2003 and 2004 respectively.  Wage expense decreased to $268 from $4,867 due to the closure of the Langley office.  The foreign exchange loss was $23,265 compared to $2,387 for the same period last year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables.  All other expense groups appear consistent with comparative period.

Financial Results For Fiscal Year 2004, Ended 7/31/04

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation - As at July 31, 2004, the Company's consolidated financial statements reflect a working capital deficit of $824,545. This represents a working capital deficit increase of $334,653 compared to the July 31, 2003 deficit of $489,892.  (The July 31, 2003 working capital deficit of $4,229,659 as originally disclosed in the prior year audited financial statements has been updated to reflect the reclassification of certain accounts payables and amounts due to related parties to conform with the presentation in the current year.  The decrease is due to the Company reclassifying certain contingent and conditional liabilities recorded in its GATB subsidiary in the amount of $3,455,585 for 2004 and $3,739,767 in 2003.  See “GAT Bangkudulis Payables, Accrued & Contingent Liabilities” section below for further details.  As a result of the reclassification, the accounts payable and accrued liabilities balance disclosed in the consolidated financial statements as at 31 July 2003 was reduced by $3,362,767 from $4,608,355 to $1,245,588 and the amount due to related parties was reduced by $377,000 from $368,121 to a receivable of $8,879.)  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

Investments - During the year ended July 31, 2004 the Company invested $635,862 in its Indonesian oil & gas properties and recovered $383,249 from its farm out partner, GeoPetro.  Under the terms of the China Wisdom agreement, the Company received proceeds in the amount $251,869 from China Wisdom during the year, representing its 60% share in Bengara.

Finance - During the year ended July 31, 2004, 3,330,554 warrants were exercised resulting in the issuance of 3,330,554 common shares for total proceeds of $518,333, of which $92,008 was received prior to July 31, 2003 and 388,750 options were exercised resulting in the issuance of 388,750 common shares for total proceeds of $72,750.

Income - The Company had no revenue during the year ended July 31, 2004.

Expenses - Overall, year over year expenses decreased by $935,879 from $2,046,616 to $1,110,737 for the years ended July 31, 2003 and 2004 respectively. The major changes in the current year as compared with the prior year are outlined below.  The Company expensed $252,613 as its share of current year costs on the Oil and Gas properties compared to only $76,344 in the prior year.  The Company continues to write-off all property expenditures as incurred until such time as an active work program is commenced on the properties.  $469,831 of the current year expense is due to stock option compensation expense booked in relation to 5,200,000 options granted during the year.  The stock compensation expense in the prior year was $1,061,000.  The Company did not incur any finder’s fees in the current period as compared to $300,000 in the prior year relating to the China Wisdom agreement.  The Company received $251,869 from farm out proceeds from China Wisdom compared to only $180,000 in the prior year.  The prior year finder’s fee of $300,000 less the proceeds of $180,000 have been shown as a net loss of $120,000 in the prior year column on the Consolidated Statement of Operations.  The Company recorded a gain on the reduction of some conditional payables owed to former employees of the Company’s GATB subsidiary for accrued management fees in the amount of $328,500.  These fees had been accrued in prior years as conditional liabilities and were only to be paid out if GATB established commercial oil production.  According to the agreements with the various individuals, the entitlement to any conditional fees terminated upon the individual leaving the Company.

General and administrative expenses increased by $128,690 from $289,707 to $418,397 for the year ended July 31, 2003 and 2004 respectively. The significant changes to general and administrative expenses are in office expenses, professional fees, travel, rent and shareholder information. Office costs increased from $109,115 to $157,935, professional fees increased from $34,778 to $66,311, travel increased from $44,109 to $65,433, rent increased from $28,207 to $50,596 and shareholder information increased from $10,168 to approximately $18,990 for the years ended July 31, 2003 and 2004 respectively.  All other general and administrative expenses are at consistent levels compared to the previous period.  Management fees increased by $144,656 from $333,675 to $478,331 for the years ended July 31, 2003 and 2004 respectively.   Additional management salaries were paid to current GATB management during the current year and one additional management position was added in the Company’s Dallas office.  The Company had an unrealized foreign exchange gain of $39,798 in the current year compared with an unrealized foreign exchange loss of $116,820 in the prior year.  As discussed in Note 3 to the consolidated financial statements, the Company is subject to foreign currency fluctuation especially on its large accounts payable balances denominated both in Indonesian Rupiah and Canadian Dollars.  The prior year foreign exchange loss combined with interest paid on loans of $36,725 represents the $153,545 on the consolidated statement of operations.  There was no interest paid on loans in the current year.  Amortization expense increased by $18,706 from $24,996 to $43,702 for the years ended July 31, 2003 and 2004 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended July 31, 2003. All other expense groups are consistent with the comparative period.

GAT Bangkudulis Payables, Accrued & Contingent Liabilities - As at July 31, 2004, the Company's consolidated balance sheet, included in Schedule-A above, reflects total liabilities of $4,642,448. Of this total, an amount of $4,330,931 (or 93% of total liabilities) is attributable solely to the Company's majority owned GAT Bangkudulis subsidiary ("GATB"). Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001. Of the GATB total accrued liabilities, firm payables total $875,346 (20%) shown as part of accounts payable and accrued liabilities in the financial statements and the remaining balance of $3,455,585 (80%) shown as contingent and conditional liabilities is contingent and is payable only on the conditions described below.

Firm Payables - GATB accounts payable total $875,346 which includes trade payables of $568,396, an annual advance due Pertamina of $25,000 and accrued withholding taxes of $281,950. GATB has negotiated with creditors due these amounts and expects to pay them according to a schedule from Bangkudulis Field production. Most of these payables are denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.  The firm payables have been presented as current liabilities in the consolidated financial statements.

Conditional Liabilities - GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,455,585. Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 as a contingent and conditional liability payable to a director of the Company in respect of deferred compensation for personal services as a director and manager of GATB. By agreement this entire amount is payable only in the event GAT Bangkudulis commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute described below in the section entitled "Claims, Contingencies & Litigation”. At the end of the year this provision amounts to a US$ equivalent of $41,787. This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities in the amounts indicated in the section above entitled "Firm Payables". At year-end this provision amounts to a US$ equivalent of $225,567. This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $528,549 at the year-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9-April-2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders.  In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

Financial Results For Fiscal Year 2003, Ended 7/31/03

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation - As at July 31, 2004, the Company's consolidated financial statements reflect a working capital deficit of approximately $4,229,700. This represents a working capital deficit decrease of approximately $2,416,500 compared to the July 31, 2002 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements and additional farm out agreements for its properties.

Investments - During the twelve months ended July 31, 2004 the Company invested approximately $452,000 and $145,600 in its Indonesian oil & gas properties and capital assets respectively. The Company recovered $786,000 from its farm out partner Geopetro and received an additional $594,000 from the Yapen – Medco/Exspan farm out. In addition, as part of the China Wisdom farm out, China Wisdom as at 31 July 2003, had advanced to the Company and Geopetro US $300,000. The Company’s 60% share of this balance amounted to $180,000.  Total proceeds from China Wisdom and Medco/Exspan amounted to $774,000.

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

China Wisdom Farm Out Suit Won

Continental Energy together with its partner GeoPetro Resources Company and their jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under a March 3, 2003 Farm Out Agreement regarding the Bengara-II Block production sharing contract area in Indonesia. In a July 28, 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands the court declared the Farm Out Agreement dated March 3, 2003 between the Claimants and China Wisdom as terminated. See further discussion in “Claims, Contingencies & Litigation” section below. See also the related discussion ITEM-#3: "Legal Proceedings" above.

Bangkudulis TAC POD Accepted

The comprehensive Plan of Development ("POD") submitted by the Company’s GAT Bangkudulis Petroleum Company Ltd. subsidiary to Indonesian authorities for commercial exploitation of the Bangkudulis Field was accepted by the authorities at the last of several meetings in April 2004. The POD requires GATB to drill two new development wells and workover one existing well after which it may commence commercial crude oil production from the Bangkudulis Field. The Company expects first production in 2005.

Director Gary R. Schell

The Company’s director and Chairman and Secretary, Mr. Gary R. Schell passed away June 28, 2004.

Secretary and Chairman Appointed

With the passing of Mr. Schell, the Company’s President, Mr. Richard L. McAdoo was appointed temporary acting Chairman. Mr. James D. Eger was appointed corporate Secretary.

Langley, BC, Office Closed

The Company closed its administrative office in Langley, BC, on July 31, 2004. Functional responsibility for the Company’s administration was moved to the Company’s Dallas, Texas, USA office.

Warrants & Options Amended

The Company extended the term of 1,555,000 common share purchase warrants for an additional year until July 30, 2005. No change was made to the exercise price of US$0.15. The warrants were originally purchased pursuant to private placements. The Company amended the exercise price of 435,000 common share purchase warrants during the second year ending June 10, 2005 from US$0.30 to US$0.15. No change was made to the exercise price of US$0.60 for the third year of the warrants ending June 10, 2006. The warrants were originally purchased pursuant to private placements. The Company extended the term of 3,235,000 common share purchase incentive options for an additional seventeen months until December 30, 2005. No change was made to the exercise price of US$0.15.

MATERIAL EVENTS OCCURRING SINCE LAST FISCAL YEAR END

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Bengara-II PSC Annual Work Program and Budget Submitted for 2004

The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary submitted the Bengara-II JV's annual work program and budget to BPMigas on 12/7/04 for calendar year 2005 for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The planned work program for 2005 consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 4 exploration wells. The Company expects to raise funds to complete the Bengara-II PSC work program and budget through a combination of private placements and farm outs. The budget as submitted is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2004 Work Program
Drilling & Workover:	16,528,000	Drill 4 Exploration Wells
Geological & Geophysical (G&G):	140,000	Evaluation, interpretation, prospect generation
Exploration Administration:	854,000	Field Operations, Drilling & G&G Activities
General & Administration (G&A):	1,020,000	Office, Admin, Logistics, Allocated Overheads
Total Budget	18,542,000

Bengara-II JV Subsidiary Shares Returned

Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order (see “China Wisdom Farm Out Suit Won” above) there was no response by August 31, 2004. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company. Also despite written demand the Company has not received the court ordered legal costs of US$ 7,700, which China Wisdom International (HK) Ltd. is ordered to pay.

Director Change

The Company’s director Mr. Gary Wine resigned from the board and on October 18, 2004 the board appointed Mr. James D. Eger to serve in his place until the next AGM.

Options Amended

The Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from July 30, 2005 to December 30, 2005.

Options Granted

The Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

Private Placement

The Company issued 133,333 common shares to an investor for US$0.15 per share together with warrants valid for two years to purchase 133,333 additional shares at an exercise price of US$0.50.

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

Bengara-II PSC Commitments

As of the 12/31/04 Record Date, the Bengara-II PSC is currently in Contract Year-8 ending 12/4/05.  Within this period the Bengara-II JV operator, the Company's 60% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., is obliged to drill 4 exploration wells and or expend at least US$ 23,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area in accordance with PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.  The Company is obliged to provide its Bengara-II Joint Venture 60% share of this amount or US$ 13,800,000. Approximately $ 4,000,000 has been spent towards the Bengara-II PSC Work Commitment as at 12/31/04.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Bengara-II PSC
BENGARA-II PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation
Year-1 to 8	4-Dec-2005	(Years 1 to 8 Accumulated) 23,000,000
Year-9	4-Dec-2006	1,000,000
Year-10	4-Dec-2007	1,000,000

Yapen PSC Commitments

As of the date of this Annual Report, the Yapen PSC is currently in Contract Year-6 ending 9/27/05. Within this period, the Yapen JV partners are obliged to expend at least US$ 11,000,000 on petroleum exploratory "Work Commitment" within the Yapen contract area pursuant to annual work programs and budgets in accordance with the PSC stipulated work commitment expenditure obligations for each of the first ten years of the PSC contact as set forth in the following table.  In accordance with the terms of the farm out agreement dated 11/05/02 with PT Exspan Yapen the Company is relieved of all of its funding obligations to the Yapen JV and the Yapen PSC through all exploration drilling and up to the time BPMigas grants approval for the first commercial development of an oil or gas field found within the Yapen Block. Only beginning from such time the Company would be obliged to pay its net 6% participating interest share of all additional Yapen PSC expenditures.

Table of Work Commitment Expenditure Obligations For the First 10-Year Exploration Period of the Yapen PSC
YAPEN PSC Contract Year	Unless Extended The PSC Contract Year Ends Upon	PSC Stipulated US$ Work Commitment Expenditure Obligation
Year-1 to 6	27-Sept-2005	(Years 1 to 6 Accumulated) 11,000,000
Year-7	27-Sept-2006	1,000,000
Year-8	27-Sept-2007	4,000,000
Year-9	27-Sept-2008	1,000,000
Year-10	27-Sept-2009	1,000,000

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

PT Exspan/Maraja Yapen Joint Venture - In accordance with the 11/05/02 farm out to PT Exspan Yapen of a 90% directly assigned interest in the Yapen PSC the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.'s interest in the Yapen PSC was reduced to 10%. PT Exspan Yapen acts as operator pursuant to the farm out and is obliged to carry Continental-GeoPetro (Yapen) Ltd.'s 10% share of all Yapen PSC expenditure commitments until a plan of development is approved for the first commercially exploitable oil or gas field on the Yapen PSC contract area. As of the Record Date of this filing the PT Exspan Yapen has farmed out a 75% interest in the Yapen PSC together with Operatorship to Maraja Yapen Energy Ltd. and the . The Company's Continental-GeoPetro (Yapen) Ltd. subsidiary has entered a joint operating agreement (JOA) with PT Exspan Yapen and Maraja Yapen Energy Ltd. and its 10% carried interest in the Yapen PSC is unaffected by the PT Exspan Yapen farm out to Maraja Yapen Energy Ltd. As of the Record Date of this filing, PT Exspan Yapen's assignment of the 75% interest to Maraja Yapen Energy Ltd. has not yet been approved by Indonesian authorities and in the event it is not or Maraja elects to withdraw then PT Exspan Yapen is obliged under contract to revert to the original terms of the 11/05/02 farm out or return the 90% to Continental-GeoPetro (Yapen) Ltd. The Company's Continental-GeoPetro (Yapen) Ltd. subsidiary will remain the sole property of the Company and GeoPetro Resources Company and Continental-GeoPetro (Yapen) Ltd. will own an undivided 10% of the Yapen PSC and be party to the JOA with PT Exspan Yapen.

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

World oil prices have risen to relatively high levels recently, largely on fears of supply disruption with possible terrorist acts and appears to have settled in the US$ 40 per barrel range. Given the uncertainty, world oil prices are likely to fluctuate and be volatile, possibly over a wide range,  with developments as to the resolution of the conflicts with Iraq and international terrorism proceed.

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

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects.  At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and the company has acquired rights to two production sharing contract areas covering 3 million acres.  Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success while restricting its focus to Indonesia where its limited manpower and technical resources are already deployed. For calendar year 2005, the Company's management has set two important strategic objectives, which it hopes to accomplish during the year.  These goals, in order of priority, are:

1.

Drill two development wells and workover one existing well on Bangkudulis Property and commence commercial production to generate internal revenue. Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

2.

Drilling four exploratory commitment wells on the Bengara-II Property.  Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

ITEM - # 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

Table No. 6 lists, as at the Record Date of this Annual Report, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the Record Date of this Annual Report the Company has two Non-Executive directors, Mr. Hayes and Mr. Lichman and two Executive Directors Mr. McAdoo and Mr. Eger.

Table No. 6 Directors
Name	Age	Date First Appointed a Director
Richard L. McAdoo (2) (4)	50	January 1999
Paul L. Hayes, Jr. (3) (4) (5)	67	April 2003
Stan Lichman (1) (4) (5)	58	July 2001
James D. Eger (3) (5)	54	October 2004

Notes:

(1)  Resident and citizen of Canada.

(2)  Resident of Indonesia and citizen of the United States.

(3)  Resident and citizen of the United States.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

DIRECTORS COMMITTEES

Audit Committee - The board of directors has created an "Audit Committee" and duly appointed executive director McAdoo and non-executive directors Hayes and Lichman to serve on the committee. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year end audit. Mr. McAdoo serves as the committee’s chairman.

Compensation Committee - The board of directors has created a "Compensation Committee" and duly appointed executive director Eger and non-executive directors Hayes and Lichman to serve on the committee. The Audit Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. Schell  serves as the committee’s chairman.

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

James D. Eger holds a Bachelors degree in Earth Science from Antioch College, and three Masters degrees -- in Geology, Marine Affairs, and Business Administration -- from the University of Florida, University of Rhode Island, and Boston University, respectively. His career spans more than 25 years, with more than 13 years in international oil exploration, and 12 years in the securities and investments industry. Initially, he served as an exploration geologist with Phillips Petroleum Company, from 1978 to 1982, in Bartlesville, Oklahoma, as well as Singapore and London. His overseas assignments included working in the North Sea, North Africa and Indonesia. In 1982, he joined Jackson Exploration, serving as the company's General Manager and Chief Geologist in Jakarta, and later in Dallas where he was responsible for overseeing that company's new ventures activities. In 1987, he joined Dean Witter Reynolds Inc., stationed both in New York and Dallas, where he specialized in energy futures, international equities, and options and currency trading. In 1992 he was named Vice President of Finance for Tracer Petroleum in Vancouver, where he was responsible for financing activities and management of the company's cash assets. In 1994 he joined Southwest Securities Inc. in Dallas, where he specialized in oil and gas and international equities. From 1998 to 2000 he was President of Dimensions West Energy, Inc. and in 2000 rejoined Southwest Securities in Dallas until leaving in 2004 to join the company.

Paul L. Hayes, Jr.'s experience includes over twenty years in each of the securities and energy industries.  After graduating in Petroleum Engineering from the University of Oklahoma, he was employed by Exxon in Venezuela.  After four years, he returned to the United States to get his MBA from Harvard University after which he worked for Mobil Oil and Amoco in Argentina and New York City.  When the Board of Amoco moved the International division back to Chicago, he left and became an oil analyst for William D. Witter, Inc.  He was with Witter for four years and then started his own NASD firm, Hayes Brothers Securities, Inc. in Greenwich CT.  After four years, he sold his office to Fahnestock & Co. and became head of research and later worked as an oil analyst for Oppenheimer & Co. and for Yorkton Securities in Toronto.

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

Table No. 7 Executive Officers
Name	Age	Current Title	Date Appointed
Richard L. McAdoo (1)	50	President	November 1999
James D. Eger (2)	54	VP, Acting CFO & Secretary	February 2004

Notes:

(1)

He spends substantially full time on the affairs of the Company and its subsidiaries. He resides in Jakarta, Indonesia, and is employed under contract to Continental-GeoPetro (Bengara-II) Ltd. He is also President of two of the Company’s Indonesian subsidiaries: Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd.

(2)

He spends substantially full time on the affairs of the Company and resides in Dallas, TX, USA. He is employed under full time contract to the Company. He is also a director and secretary of two of the Company’s Indonesian subsidiaries: Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd.

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

Multiple Directorships - Paul L. Hayes, Jr. is also a director of Capco Energy Inc. (an OTC-Bulletin Board traded public company) also involved in oil and gas exploration and development. While some Executive Officers and Directors of the Company are involved in other business ventures and may not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

Arrangements & Relationships - There are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which anyone was selected as a Director or Executive Officer.

ITEM - # 11.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company does not provide cash compensation its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director of the Company, including committee participation and/or special assignments. During Fiscal 2004, the Company did not pay or accrue any salary, fees or other cash compensation directly or indirectly to any director of the Company solely for their services as directors to the Company. The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors. Refer to ITEM-#13.

Non-Executive Director Compensation

Non-Executive Directors are those directors not paid for their service as a director and also not employed or paid by the Company in any capacity such as officer or consultant.

Paul L. Hayes, Jr., Non-Executive Director   During Fiscal 2004, Mr. Hayes served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Hayes during Fiscal 2004 and does not expect to pay any cash compensation to during Fiscal 2005. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy caused by the resignation of Mr. Barker. See ITEM-#12 for his stock options.

Stan Lichman, Non-Executive Director   During Fiscal 2004, Mr. Lichman served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Lichman during Fiscal 2004 and does not expect to pay any cash compensation to Mr. Lichman for his current services as Non-Executive Director during Fiscal 2005. See ITEM-#12 for his stock options.

Gary Wine, Non-Executive Director   During Fiscal 2004, Mr. Wine served as a Non-Executive Director of the Company until his resignation in October 2004 and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Wine during Fiscal 2004 and does not expect to pay any cash compensation to Mr. Wine for his services as Non-Executive Director through his date of resignation during Fiscal 2005. See ITEM-#12 for his stock options.

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

Gary Schell, Director and Chairman   Pursuant to an annual employment contract dated 08/01/03 with Milner Downs Equestrian Centre Ltd. (a company controlled by Mr. Schell) for the personal services of the Company’s Chairman and Secretary, Mr. Gary R. Schell provided executive management and corporate administrative services in the Company’s Langley, BC, office during Fiscal 2004. The contract provides for a salary of CDN $ 10,000 per month. During Fiscal 2004/2003/2002, Mr. Schell was paid Canadian dollar cash compensation by the Company indirectly through Milner Downs, respectively, US$ 110,000, CDN $120,000, and CDN$120,000 for his personal services as Chainman and Secretary of the Company. Mr. Schell passed away in June 2004 and his last compensation was paid for the month of June 2004. In addition to compensation paid directly by the Company to Mr. Schell, the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays or accrues fees directly to him for his services as a director of the subsidiary. These fees commenced 1/1/00 in the amount of US$ 1,000 per month and increased to US$ 2,500 per month on 3/1/03 as per the China Wisdom farm out agreement dated 3/3/03 but were ended 11/30/03 by the subsidiary's shareholder action on termination of the China Wisdom farm out agreement. Similarly, Continental-GeoPetro (Yapen) Ltd. also directly paid Mr. Schell a fee of US$ 1,000 per month for his personal services rendered as a director of that subsidiary commencing 1/1/00 and ending 8/31/02. The Company indirectly pays a portion of the aforementioned compensation paid through its responsibility to fund its 60% joint venture share of all joint venture subsidiaries or as otherwise required by shareholder agreements or farm out agreements in effect. During Fiscal 2004/2003/2002, Mr. Schell was paid or accrued total compensation by the Company's two subsidiaries in the amounts of  US$ 10,000, US$ 20,500, and US$ 24,000 respectively.

Richard McAdoo, Director and President   Pursuant to an employment contract dated 08/01/02 with and for the Company’s President, Mr. Richard L. McAdoo to provide executive management from the Company’s affiliates’ Jakarta office, the Company does not pay any direct salary to Mr. McAdoo but instead reimburses his actual personal family medical insurance premiums. The Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays or accrues fees directly to Mr. McAdoo for his services as a President of the subsidiary. These fees commenced 1/1/00 in the amount of US$ 7,500 per month and increased to US$ 12,500 per month on 3/1/03 as per the China Wisdom farm out agreement dated 3/3/03. Similarly, Continental-GeoPetro (Yapen) Ltd. also directly paid Mr. McAdoo a fee of US$ 2,500 per month for his personal services rendered as President of that subsidiary commencing 1/1/00 and ending 8/31/02. The Company indirectly pays a portion of the aforementioned compensation through its responsibility to fund its 60% joint venture share of all joint venture subsidiaries or as otherwise required by shareholder agreements or farm out agreements in effect. During Fiscal 2004/2003/2002, Mr. McAdoo was paid or accrued total compensation by the Company's two subsidiaries in the amounts of  US$ 150,000, US$ 117,500, and US$ 120,000 respectively.

James D. Eger, Director and VP Acting CFO   Pursuant to an employment contract dated 2/1/04 with and for the Company’s Vice President and Acting CFO, Mr. James D. Eger to provide executive management from the Company’s Dallas office at a salary of US$ 5,000 per month. During Fiscal 2004/2003/2002, Mr. Eger was paid or accrued total compensation by the Company's two subsidiaries in the amounts of  US$ 30,000, US$ 0, and US$ 0 respectively.

Contracts & Compensation of Executive Officers

The Company has only two executive officers, Mr. McAdoo and Mr. Eger, whose contracts and compensation are discussed in the preceding section pursuant to their service also as directors of the Company.

Stock Options

The Company does grant incentive stock options to Directors and to Officers and employees; refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries".  All stock options are set at levels determined from time to time by the board of directors in accordance with applicable securities regulations.

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

ITEM - # 12.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has no formal written stock option plan in place as of the date of this Annual Report. At the 12/31/04 Record Date of this Annual Report, the Company had 9,256,250 stock options outstanding entitling the holders to purchase 9,256,250 common shares at exercise prices between $0.15 and $0.25.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8, also effective as at the Record Date of this Annual Report, as well as the number of options granted to them as a group.  Outstanding options to other employees and consultants as a group is also shown.

Table No. 8 Stock Options Outstanding
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & Officer	$0.15	12/30/05	900,000	9.7%
James D. Eger, Director	$0.17	12/30/05	940,000	10.2%
Paul L. Hayes, Director	$0.17	12/30/05	500,000	5.4%
Stan Lichman, Director	$0.17	12/30/05	500,000	5.4%
Total Directors & Officers as a Group				30.7%
Gary Schell, Former Director & Officer	$0.20	1/30/05	500,000	5.4%
Gary Schell, Former Director & Officer	$0.15	6/28/04	1,000,000	10.8%
Gary Wine, Former Director	$0.20	1/1/05	500,000	5.4%
Gary Wine, Former Director	$0.15	1/1/05	200,000	2.2%
Employees & Consultants as a Group	---	---	4,216,250	45.6%
Total Employees & Consultants & Former Directors as a Group			6,416,250	69.3%
Total Stock Options Outstanding at 12/31/04			9,256,250	100.0%

At 12/31/04, the Company had 7,681,145 share purchase warrants outstanding entitling the holders to purchase 7,681,145 common shares at prices between US$0.15 and US$0.60. All of the share purchase warrant issued by the Company have been issued in conjunction with private placements of Company securities or loans as incentive consideration to the placee or lender. Table No. 9 lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Date Warrants Issued	Number of Warrants As Amended, Not Yet Exercised & Still Outstanding	Warrant Exercise Price US$ As Currently Amended & Exercisable	Date Warrants Expire
7/19/01	1,555,000	$0.15	19 July 2005
9/9/02	2,080,000	$0.15	10 September 2005
9/9/02	1,635,812	$0.60	10 September 2005
6/9/03	1,327,000	$0.30/$0.60	10 June 2005/2006
7/14/03	450,000	$0.30/$0.60	14 July 2005/2006
12/13/04	133,333	$0.50	13 December 2006
	7,181,145

ITEM - # 13.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's fiscal year at 7/31/02, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2004 year end at 7/31/04. The cut-off Date of the auditors report for the same Fiscal 2004 financial statements is 12/06/04. The Record Date of this Form-20F annual report is 12/31/04. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2003 financial statements, on EDGAR is scheduled for 1/16/04. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditors report is 126 days. Elapsed time between the fiscal year end effective date of the financial statements and the Record Date of this report is 169 days.

FINANCIAL STATEMENTS ATTACHMENT & INDEX

The auditors report and audited financial statements as required under ITEM-#17 are included attached hereto, are incorporated herein as Exhibit-11 attached with this Form-20F Annual Report on the pages shown in the table of contents following.

ITEM - # 18.

FINANCIAL STATEMENTS

The Registrant has elected to provide its financial statements pursuant to ITEM-#17.

ITEM - # 19.

EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

ATTACHED EXHIBITS TITLE & CONTENTS	Page
Exhibit-1: Certificate, Memorandum & Articles of Incorporation (Incorporating previously filed documents by reference)	39
Exhibit-2: Shareholder Rights Instruments (Incorporating previously filed documents by reference)	39
Exhibit-3: Voting Trusts (Incorporating by reference to Item-4 above in this filing)	39
Exhibit-4: Material Contracts (Incorporating previously filed documents by reference)	39
Exhibit-5: Foreign Patents	39
Exhibit-6: Statement How Earnings Per Share Calculated (Incorporating by reference to Item-8 above in this filing)	39
Exhibit-7: Statement How Reported Ratios Are Calculated (Incorporating by reference to Item-8 above in this filing)	39
Exhibit-8: Parent & Subsidiaries (Incorporating by reference to Item-1 above in this filing)	39
Exhibit-9: Statement on Age of Financial Statements (Incorporating by reference to Item-17 above in this filing)	39
Exhibit-10: GLOSSARY	40
Exhibit-11: Financial Statements Attachments Pursuant to ITEM-#17:	41
Exhibit-11: Auditors Report - End Fiscal Year 2004, 7/31/04, Financial Statements	44
Exhibit-11: Financial Statements - Audited at End Fiscal Year 2004 7/31/04	46
Exhibit-11: Notes to Financial Statements - Audited at End Fiscal Year 2004 7/31/04	52
Exhibit-31: Sarbanes Oxley Act of 2002 Section 302 Certificates CFO and CEO	41
Exhibit-32: Furnished Copy of Sarbanes Oxley Act of 2002 Section 906 Certificate	42

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2004 year end 7/31/04, was submitted for filing electronically on the US-SEC's EDGAR system in January 2005.

SARBANES OXLEY CERTIFICATIONS

Certificates by the Company's CEO and CFO regarding the internal controls of the Company as required by Section 302 of the Sarbanes Oxley Act of 2002 are filed with and as a part of this Form-20F in the required form in Exhibit-31.

The certification required related to this Form-20F annual report pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 is furnished below in Exhibit-32.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F Fiscal 2004 year end 7/31/04 annual report on its behalf.

Continental  Energy  Corporation

(Registrant)

/s/ James D. Eger

_______________________________________

By: James D. Eger

Director & Acting CFO

Record Date: December 31, 2004

E X H I B I T S   1   THROUGH   11  &  31  &  32

EXHIBITS AND/OR ATTACHMENTS TO THE

Form-20F For Fiscal 2004 Ended 7/31/04 Filed In January 2005 By

CONTINENTAL ENERGY CORPORATION

E X H I B I T  -  1  :  CERTIFICATE, MEMORANDUM & ARTICLES OF INCORPORATION.

Materials required to be filed under this Exhibit-2 are incorporated into this Annual Report Form-20F filing by this reference. Exhibit-1 consists of those copies of the Company’s certificate of incorporation, certificates of name changes, memorandum of incorporation, and articles of association already filed with the US-SEC under cover of previous filings made with the US-SEC by the Company including but not limited to the most recently filed Form-20F Annual Report for the Company’s last fiscal year (as amended), Form-20F Annual Report filings for previous years; and any information filed as part of a Form-6K periodic filings of material changes, news, contracts or events affecting the Company.

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

Materials required to be filed under this Exhibit-3 is incorporated into this Annual Report Form-20F filing by this reference. Exhibit-3 consists of those copies of the Company’s material contracts already filed with the US-SEC under cover of previous filings made with the US-SEC by the Company (as amended); including, but not limited to, the most recently filed Form-20F Annual Report for the Company’s last fiscal year, Form-20F Annual Report filings for previous years; and information filed as part of Form-6K filings of material changes, news, contracts or events affecting the Company.

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

E X H I B I T  -  10 : GLOSSARY

Technical Terms Definitions - The meaning of certain technical words, terms and phrases commonly used in the oil and gas industry and also used in this Annual Report Form-20F are described in the glossary filed by the Company on EDGAR in January 2003 as Exhibit-10A of the Company's Annual Report Form-20F for its fiscal 2002 year end.

Production Sharing Contract Terms - Certain words, terms, phrases and concepts used to describe the Company's Indonesian oil and gas concessions, and the Production Sharing Contracts ("PSC") from whence they are derived, are unique or contractually defined. For the benefit of the reader many of these terms are defined and described in the glossary filed by the Company on EDGAR in January 2003 as Exhibit-10B Parts-A and B of the Company's Annual Report Form-20F for its fiscal 2002 year end. The same definitions apply to this Annual Report Form-20F.

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

E X H I B I T  -  11 : AUDITED ANNUAL FINANCIAL STATEMENTS

Annual audited financial statements are attached hereto after the exhibits as referenced in Item-17 above.

E X H I B I T  -  12 TO 30:      (INTENTIONALLY LEFT BLANK)

E X H I B I T  -  31 : SARBANES OXLEY ACT OF 2002 SECTION 302 CEO AND CFO CERTIFICATIONS

The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-31 in the form required as Certificates by the Company's CEO and its CFO.

CFO CERTIFICATE

I, JAMES D. EGER, Vice President and Acting CFO of Continental Energy Corporation, certify that:

1.

I have reviewed this annual report on Form 20-F of CONTINENTAL ENERGY CORPORATION;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2004

Signed: /s/ James D. Eger

James D. Eger, Vice President & Acting CFO

CEO CERTIFICATE

I, RICHARD L. MCADOO, President and CEO of Continental Energy Corporation, certify that:

1.

I have reviewed this annual report on Form 20-F of CONTINENTAL ENERGY CORPORATION;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2004

Signed: /s/ Richard McAdoo

Richard L. McAdoo, President & CEO

E X H I B I T  -  32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

The certification required pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 and related to this Form-20F is furnished in this Exhibit-32 as follows.

In connection with the Annual Report of Continental Energy Corporation (the "Company") on Form-20F for the fiscal year ended July 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Form-20F"), we, the undersigned Richard L. McAdoo and James D. Eger, being, respectively, the President and Chief Executive Officer and the Vice President and Acting Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Form-20F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)

The information contained in the Form-20F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 31, 2004

Signed: /s/ Richard McAdoo

Richard L. McAdoo

President & CEO

Signed: /s/ James D. Eger

James D. Eger

Vice President & Acting CFO

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Continental Energy Corporation and will be retained by Continental Energy Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT – 11

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 July 2004 and 2003

U.S. Funds

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheet of Continental Energy Corporation (an exploration stage company) as at 31 July 2004 and 2003 and the consolidated statements of operations and cash flows for the years ended 31 July 2004, 2003 and 2002 and cumulative from 1 August 1993 through 31 July 2004 and the consolidated statement of shareholders’ deficiency from 31 July 2001 through 31 July 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards for the years ended 31 July 2004, 2003 and 2002.  All prior years were audited in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 July 2004 and 2003 and the results of its operations and the changes in its cash flows for the years ended 31 July 2004, 2003 and 2002 and cumulative from 1 August 1993 through 31 July 2004 in accordance with Canadian generally accepted accounting principles.

Surrey, B.C., Canada	STALEY, OKADA & PARTNERS
6 December 2004	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING CONFLICT

To the Directors of Continental Energy Corporation:

In the United States, reporting standards for auditors require the expression of a qualified opinion when financial statements are affected by significant uncertainties such as those referred to in Note 1 to these financial statements.  The above opinion on our report to the shareholders dated 6 December 2004 for the years ended 31 July 2004, 2003 and 2002 is not qualified with respect to, and provides no reference to these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Surrey, B.C., Canada	STALEY, OKADA & PARTNERS
6 December 2004	CHARTERED ACCOUNTANTS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company’s financial statements is the responsibility of management.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include estimates which are based on management’s best judgements.  Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements.

Staley, Okada & Partners, a firm of chartered accountants, were appointed by the shareholders as external auditors to conduct an independent examination and express their opinion on the financial statements.  The Auditors’ Report outlines the auditors’ opinion and the scope of their examination.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises these responsibilities with the assistance of the Audit Committee of the Board.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 July
U.S. Funds

ASSETS	2004	2003
Current
Cash	$126,313	$802,127
Goods and service tax recoverable	9,056	4,418
Due from related parties (Note 11)	138,178	99,297
Prepaid expenses and deposits	76,384	10,576
	349,931	916,418
Prepaid Resource Property Costs (Note 4)	5,000	17,000
Prepaid Share Issuance Costs (Note 4)	7,500	25,500
Resource Property Costs - Schedule 1 (Note 5)	3	3
Equipment (Note 6)	126,324	133,911
	$488,758	$1,092,832

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,094,663	$1,245,588
Due to related parties (Note 11)	9,578	-
Promissory notes payable (Note 7)	50,000	50,000
Cash received in advance of share issuance	-	92,008
Capital lease obligation - current portion (Note 8)	20,235	18,714
	1,174,476	1,406,310
Capital Lease Obligation (Note 8)	12,387	32,622
Contingent and Conditional Liabilities (Note 9)	3,455,585	3,739,767
Continued Operations (Note 1)
Commitments and Contractual Obligations (Note 15)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	23,590,723	22,547,809
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(27,860,963)	(26,750,226)
	(4,153,690)	(4,085,867)
	$488,758	$1,092,832
ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director

“James D. Eger”, Director

Continental Energy Corporation						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes
In Shareholders’ Deficiency
U.S. Funds
	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Balance - 31 July 2001	24,119,393	$18,370,981	$116,550	$(11,420,599)	$(5,313,655)	$1,753,277

Acquisition of subsidiary @
$0.13/common share	740,000	96,200	-	-	-	96,200
Private placement @
$0.15/common share	3,376,840	506,526	-	-	-	506,526
Finder's fee	50,000	-	-	-	-	-
Shares issued for financing contract	1,000,000	-	-	-	-	-
Share issuance costs	-	(1,442)	-	-	-	(1,442)
Loss for the year - Statement 3	-	-	-	-	(7,969,356)	(7,969,356)
Balance - 31 July 2002	29,286,233	18,972,265	116,550	(11,420,599)	(13,283,011)	(5,614,795)

Private placement @
$0.15/common share	8,375,000	1,256,250	-	-	-	1,256,250
Exercise of warrants @
$0.15/common share	5,118,625	767,794	-	-	-	767,794
Exercise of options @
$0.15/common share	1,390,000	208,500	-	-	-	208,500
Finder's fee - Farm-out	1,500,000	300,000	-	-	-	300,000
Finder's fee - Financing	80,000	-	-	-	-	-
Stock option compensation	-	1,061,000	-			1,061,000
Share issuance costs	-	(18,000)	-	-	-	(18,000)
Loss for the year - Statement 3	-	-	-	-	(2,046,616)	(2,046,616)
Balance - 31 July 2003	45,749,858	22,547,809	116,550	(11,420,599)	(15,329,627)	(4,085,867)

Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year - Statement 3	-	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	$23,590,723	$116,550	$(11,420,599)	$(16,440,364)	$(4,153,690)

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

		2004	2003	2002
Revenue
Oil and gas revenue	$49,237	$-	$-	$-
Other Income	50,891	-	-	-
	100,128	-	-	-
Expenses
General and administrative - Schedule 2	2,666,350	418,397	289,707	408,807
Management fees and medical insurance	1,598,366	478,331	333,675	351,048
Financing costs, interest on loans and foreign
exchange gain and loss	623,443	(39,798)	153,545	186,404
Investor relations	207,557	30,105	24,056	24,507
Consulting	204,058	14,524	16,551	3,634
Amortization	92,504	43,702	24,996	7,371
Bad debt	70,354	-	-	-
Interest and bank charges	44,981	19,130	6,188	863
Loan settlement fee	44,372	-	-	-
	5,551,985	964,391	848,718	982,634

Loss Before the Undernoted	5,451,857	964,391	848,718	982,634
Loss on disposal or write down of resource property
- Schedule 1	9,890,871	252,613	16,898	6,986,722
Stock option compensation	1,530,831	469,831	1,061,000	-
Loss on disposal or write-down of capital assets	32,757	4,271	-	-
Terminated farm out agreement loss (proceeds)	(131,869)	(251,869)	120,000	-
Gain on reduction of contingent and conditional
liabilities	(334,083)	(328,500)	-	-
Loss for the Period	$16,440,364	$1,110,737	$2,046,616	$7,969,356

Loss per Share - Basic and Diluted		$0.02	$0.06	$0.31

Weighted Average Number of Shares Outstanding		47,139,546	36,468,838	25,722,526

Continental Energy Corporation				Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

Cash Resources Provided By (Used In)		2004	2003	2002
Operating Activities
Loss for the period	$(16,440,364)	$(1,110,737)	$(2,046,616)	$(7,969,356)
Items not affecting cash	-
Loss on disposal, write-down or impairment of
resource properties	9,890,871	252,613	16,898	6,986,722
Terminated farm out agreement loss (recovery)	(131,869)	(251,869)	120,000	-
Amortization	92,504	43,702	24,996	7,371
Loss on write-down or disposal of capital assets	32,757	4,271	-	-
Gain on reduction of contingent and conditional
liabilities	(334,083)	(328,500)	-	-
Loan settlement fee	44,372	-	-	-
Stock compensation expense	1,530,831	469,831	1,061,000	-
Changes in current assets and liabilities
Prepaid expenses	(76,384)	(65,808)	(7,015)	2,872
Goods and service tax recoverable	(9,056)	(4,638)	16,564	3,463
Accounts payable	(873,530)	(150,925)	(1,464,018)	(594,209)
Due to related parties	(750,010)	(29,303)	(639,168)	(81,539)
	(7,023,961)	(1,171,363)	(2,917,359)	(1,644,676)
Investing Activities
Marketable securities	9,840	-	-	-
Advance for proposed acquisition	-	-	-	1,589,472
Prepaid resource property costs	(5,000)	12,000	12,000	(29,000)
Resource property costs	(6,454,624)	(635,862)	(452,326)	(361,365)
Resource property cost recovery	2,875,838	383,249	786,672	32,000
Proceeds from property disposal or
terminated farm out agreements	1,026,339	251,869	774,470	-
Purchase of equipment	(222,796)	(40,386)	(145,654)	-
Purchase of intangible asset	(43,067)	-	-	-
Government grant	21,436	-	-	-
	(2,792,034)	(29,130)	975,162	1,231,107
Financing Activities
Prepaid share issuance costs	(7,500)	18,000	18,000	(43,500)
Cash received in advance of share issuance	-	(92,008)	(57,992)	150,000
Capital lease	32,622	(18,714)	51,336	-
Promissory notes payable	50,000	-	-	-
Contingent and conditional liabilities	337,340	44,318	293,022	-
Share capital issued for cash, net	9,529,339	573,083	2,214,544	505,084
	9,941,801	524,679	2,518,910	611,584

Net Increase (Decrease) Cash	125,806	(675,814)	576,713	198,015

Cash position - Beginning of period	507	802,127	225,414	27,399

Cash Position - End of period	$126,313	$126,313	$802,127	$225,414

Supplemental Schedule of Non-Cash Transactions
Cancellation of pooled shares	$(32,626)	$-	$-	$-
Issuance of shares for:
Resource property acquisition	$675,271	$-	$-	$96,200
Intangible asset acquisition	$43,067	$-	$-	$-
Debt settlement	$284,929	$-	$-	$-
Loan settlement	$44,372	$-	$-	$-
Finder's fee	$310,832	$-	$300,000	$-
Assets and liabilities acquired upon GATB acquisition
Resource property costs	$(6,205,302)	$-	$-	$(6,205,302)
Current assets and liabilites	$2,025,947	$-	$-	$2,025,947
Contingent and conditional liabilities	$3,446,745	$-	$-	$3,446,745
Due to related parties	$621,410	$-	$-	$621,410

Continental Energy Corporation					Schedule 1
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004
					1 August 1993 to 31 July 2001
		For the Years Ended 31 July

		2004	2003	2002
Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$-	$-	$1,315,953
Geological and geophysical interpretation and
evaluation	1,694,765	481,861	418,908	163,457	630,539
Seismic acquisition and data processing	97,360	-	5,895	6,000	85,465
Field exploration, surveys and data acquisition	17,393	-	-	-	17,393
Prepaid resource property costs	75,000	-	-	-	75,000
Costs for the period	3,200,471	481,861	424,803	169,457	2,124,350
Impairment	(900,295)	(98,612)	(11,130)	(575,218)	(215,335)
Costs recovery	(2,300,175)	(383,249)	(654,673)	(32,000)	(1,230,253)
Net property costs for the period	1	-	(241,000)	(437,761)	678,762

Yapen
Production sharing contract acquisition	623,784	-	-	-	623,784
Geological and geophysical interpretation and
evaluation	185,449	-	7,500	97,441	80,508
Seismic acquisition and data processing	383,378	-	-	-	383,378
Prepaid resource property costs	-	-	(75,000)		75,000
Costs for the period	1,192,611	-	(67,500)	97,441	1,162,670
Recovery (impairment)	(81,923)	-	29,809	(111,732)	-
Cost allocated on disposal	(535,024)	-	(535,024)	-	-
Costs recovery	(575,663)	-	(131,999)	-	(443,664)
Net property costs for the period	1	-	(704,714)	(14,291)	719,006

GATB
Technical assistance contract acquisition	6,205,302	-	-	6,205,302	-
Geological and geophysical interpretation and
evaluation	343,495	154,001	95,023	94,471	-
Costs for the period	6,548,797	154,001	95,023	6,299,773	-
Impairment	(6,548,796)	(154,001)	(95,023)	(6,299,772)	-
Net property costs for the period	1	-	-	1	-

Other properties
Cost for the period	2,734,114	-	-	-	2,734,114
Cost written off on abandonment	(2,740,640)	-	-	(4)	(2,740,636)
	(6,526)	-	-	(4)	(6,522)

Total Cost for the Period	13,675,993	635,862	452,326	6,566,671	6,021,134

Total costs recovered for the period	(2,875,838)	(383,249)	(786,672)	(32,000)	(1,673,917)
Total write-off of costs on abandonment or
impairment for the period
- Oil and gas and mineral properties	(10,271,654)	(252,613)	(76,344)	(6,986,726)	(2,955,971)
Proceeds on disposal of oil and gas properties
for the period	(929,939)	-	(594,470)	-	(335,469)
Gain on disposal of oil and gas properties
for the period	390,019	-	59,446	-	330,573
Balance - Beginning of period	11,422	3	945,717	1,397,772	11,422
Balance - End of Period	$3	$3	$3	$945,717	$1,397,772

Continental Energy Corporation				Schedule 2
(An Exploration Stage Company)
Consolidated Schedule of General and
Administrative Expenses
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

		2004	2003	2002
General and Administrative Expenses
Office expenses	$623,987	$157,935	$109,115	$109,271
Professional fees, legal, audit and translation	621,064	66,311	34,778	28,167
Wages	469,479	25,163	29,346	197,371
Travel	277,374	65,433	44,109	27,574
Rent, office maintenance and utilities	270,084	50,596	28,207	16,655
Telephone	149,979	29,196	23,060	23,033
Shareholder communication	95,371	18,990	10,168	1,429
Filing fees	83,428	4,773	3,863	3,896
Transfer agent	36,680	-	7,061	1,411
Promotion	28,421	-	-	-
Bad debts	10,483	-	-	-

	$2,666,350	$418,397	$289,707	$408,807

Continental Energy Corporation

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 July 2004 and 2003

U.S. Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years and has a working capital deficiency.  In addition, the Company has insufficient funds to complete the property expenditures required on its Indonesian properties.  These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its four subsidiaries as follows:

•

Continental Energy Corp. (“CEC-USA”), an inactive company - wholly owned

•

Continental-GeoPetro (Bengara-II) Ltd. (formerly Continental-Wisdom-GeoPetro (Bengara II) Ltd.) (“Bengara”) (Note 5a) – 60% owned

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 5a) – 60% owned

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 5b) - 70% owned

b)

Amortization

The Company provides for amortization on its equipment as follows:

•

Furniture and field survey equipment - 20% declining balance basis

•

Computer equipment - 30% declining balance basis

•

Automobile under capital lease - straight line over 31 months

One-half the annual rate is charged in the year of acquisition.

c)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

d)

Future Site Restoration Costs

Estimated future site restoration costs are provided for over the life of the proven reserves on a unit-of-production basis.  Costs are estimated each year by management in consultation with the Company’s engineers based on current regulations, costs, technology and industry standards.  Actual site restoration expenditures are charged to the accumulated provision account as incurred.

e)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to comply with legal requirements as a minimum and go beyond these requirements where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

g)

Share Capital

Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

h)

Stock-Based Compensation – Change in Accounting Policy

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 August 2003.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Conversion of Foreign Currencies

For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

The accounts of the Company are now prepared in U.S. funds and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets and liabilities at historical rates;

•

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

•

Exchange gains and losses arising from these transactions are treated as period items.

k)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects.  During the year, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

l)

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Cumulative Exploration Stage

In 1993 the Company became involved in start-up mineral and oil and gas exploration operations.  These financial statements reflect exploration stage operations from 1 August 1993.  Prior to 1 August 1993 the Company was in the compressor rental industry.

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from and to related parties, goods and service tax recoverable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk in that material accounts payable are denominated in both Canadian dollars and Indonesian Rupiah.  The US dollar value of these payables will fluctuate due to changes in foreign exchange.

4.

Prepaid Costs

On 1 July 2002 the Company entered into a corporate financing agreement with an unrelated party.  The unrelated party is to provide services related to raising capital for the Company over a 30-month period starting 1 July 2002. Upon signing the agreement the Company prepaid $45,000 in corporate financing costs, leaving $7,500 prepaid as at 31 July 2004.

On 1 July 2002 the Company entered into consulting agreements with two unrelated parties. The unrelated parties are to provide services related to the Company’s oil and gas properties (Note 5) over a 30-month period starting 1 July 2002. Upon signing the agreements the Company prepaid $30,000 in consulting costs, leaving $5,000 prepaid as at 31 July 2004.

5.

Resource Property Costs

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition forward.

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants the Company the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.  Pursuant to the Bengara-II PSC as currently amended, the cumulative expenditure commitment through 4 December 2005 totals $22,500,000, of which approximately $3,900,000 has been spent.  The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas is being produced within the contract area.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara is uncertain, consequently the Company wrote down the book value of the property to $1.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm out agreement with Medco (Note 5aii), Yapen had a controlling interest in the PSC. However, as a result of the farm out agreement, Yapen currently retains only a 10% interest in the PSC. Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen is uncertain, consequently the Company wrote down the book value of the property to $1.

Indonesian Farm-Out

i)

GeoPetro Resources Company (“GeoPetro”)

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and underlying properties.

ii)

Medco International Ventures Ltd. (“Medco”)

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Yapen’s current liabilities and will fund 100% of the future property development costs up to commercial production.  Upon commercial production, Yapen will be required to fund 10% of the costs.  As a result of this agreement, Yapen assigned 90% of the PSC to Medco and Yapen retained a 10% interest in the PSC. Yapen has no further financial commitments to the PSC until commercial production is reached at which time Yapen will be required to fund its proportionate costs, being 10%. Medco has subsequently farmed out a 75% share of its Yapen PSC but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”)

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.  To earn its 40% interest, China Wisdom was to:

-

pay $720,000 and drill five exploration wells no later than 31 December 2004, at least three of which were to be drilled in 2003, with the first of the three completed by 30 September 2003.  No drilling was commenced by China Wisdom.

During the prior fiscal year, to fulfill its obligation under the farm out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro.

The Company together with GeoPetro were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA. In a 28 July 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice British Virgin Islands (BVI) the court declared the Farm Out Agreement dated 3 March 2003 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of Bengara to the Company (12,000 shares) and GeoPetro (8,000 shares) by 31 August 2004 and in the event that China Wisdom fails to make such transfer by said date then the court has ordered the BVI Registrar of Companies to sign transfers on behalf of China Wisdom concluding the re-transfer of the said shares to the Company and GeoPetro. Additionally, the court ordered China Wisdom to pay Claimant’s legal costs in matter in the amount of $ 7,700.

China Wisdom defied the court order to return 12,000 common Bengara shares by 31 August 2004 and in accordance with the court’s instructions the BVI Companies Registrar signed documents dated effective 1 October 2004 returning the said 12,000 fully paid Bengara shares to the company restoring its Bengara ownership to a total of 30,000 shares representing a 60% stake.

As at 31 July 2003, $300,000 had been received with 60% ($180,000) and 40% ($120,000) of the proceeds being allocated to the Company and GeoPetro.  Subsequent to 31 July 2003 and prior to 31 January 2004, an additional $419,782 had been received with 60% ($251,869) and 40% ($167,913) of the proceeds being allocated to the Company and GeoPetro.

Prior to 31 July 2003, the Company issued to unrelated parties 1,500,000 common shares of the Company as a finders’ fee in relation to this agreement.  These shares were valued at $300,000 and were expensed.

The Company recognized its portion of the proceeds, being $431,869, as income.  The net effect of this transaction was a gain of $131,869.

b)

GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

GATB is party to a Technical Assistance Contract (“TAC”) dated 7 October 1996 with Pertamina, the Indonesian government’s state owned oil and gas enterprise.  The TAC grants GATB exclusive authority to conduct petroleum exploration, development and production in an area of approximately 18.63 square kilometers on the Indonesian island of Kalimantan.  The TAC requires GATB to expend $4.65 million (including the cost of drilling two wells) on the oil and gas property in the first two contract years.  Under the TAC agreement, the cumulative expenditures on the property to date total $6.375 million.  The Company is still required to drill at least two new wells to fulfill the minimum commitment under the TAC.  During the current year, the Company submitted a Plan of Development (“POD”) to Pertamina that was subsequently accepted without amendment.  Based on the approval of the POD by Pertamina, the Company may commence commercial exploitation and production of the GATB property.  If the POD work successfully establishes oil production then the TAC will continue for its full term until 6 October 2016 and any extension thereof.  If the POD does not establish production then the Company could apply to Pertamina to terminate the TAC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with GATB is uncertain, consequently the Company wrote down the book value of the property to $1.

6.

Equipment

Details are as follows:

	Costs	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Field survey equipment	$109,356	$35,713	$73,643	$60,616
Furniture	6,788	2,715	4,073	-
Computer equipment	15,573	7,975	7,598	6,785
	131,717	46,403	85,314	67,401
Auto - capital lease	66,510	25,500	41,010	66,510
	$198,227	$71,903	$126,324	$133,911

7.

Promissory Notes Payable

In a prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable.  As at 31 July 2004, $50,000 of accrued interest remains outstanding.  The note holders have confirmed that no additional interest will be accrued or payable.

8.

Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles.  Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$32,622
Less: Current portion	20,235
$12,387

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2005	$20,235
Period to 31 July 2006	12,387
$32,622

9.

Contingent and Conditional Liabilities

The contingent and conditional liabilities are attributable solely to the Company's majority owned GATB subsidiary. Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001.

GATB has accrued and made provision for contingent and conditional liabilities totalling an amount of $3,455,585 (2003 - $3,739,767).  Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 (2003 - $377,000) as a contingent and conditional liability payable to a director of the Company and directors and officers of GATB in respect of deferred compensation for personal services provided as directors and/or managers of GATB (See Note 15c). By agreement this entire amount is payable only in the event GATB commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute.  At year-end this provision amounts to a US$ equivalent of $41,787 (2003 - $46,240). This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim (See Note 15d).

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities.  At year-end this provision amounts to a US$ equivalent of $225,567 (2003 - $227,092). This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $528,549 (2003 - $527,253) at year-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 (2003 - $2,562,182) that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9-April-2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders.  In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

10.

Share Capital

a)

During the prior fiscal year, the Company amended its authorized share capital.  The Company’s authorized share capital now consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2004, there are Nil preferred shares issued or outstanding.

b)

During the year, all remaining common shares held in escrow were returned to treasury.  As at 31 July 2004, the Company has nil (2003 – 93,750) common shares held in escrow.

c)

Details of outstanding share purchase options are as follows:

Description of Option holder	Number of shares	Price per Share	Expiry date
Directors / Officers	1,000,000	$0.20	30 January 2005
Former Director’s Estate	500,000	$0.20	30 January 2005
Subsidiary Director	1,000,000	$0.20	30 January 2005
Employees / Consultants	91,250	$0.20	30 January 2005
Directors / Officers	500,000	$0.25	30 January 2005
Employees / Consultants	440,000	$0.25	30 January 2005
Former Director’s Estate	1,000,000	$0.15	28 June 2005
Directors / Officers	940,000	$0.20	30 July 2005
Employees / Consultants	1,250,000	$0.20	30 July 2005
Employees / Consultants	150,000	$0.25	30 July 2005
Employees / Consultants	100,000	$0.25	30 August 2005
Directors / Officers	1,100,000	$0.15	30 December 2005
Employees / Consultants	1,135,000	$0.15	30 December 2005
	9,206,250

Directors and officers include those of the Company.  Consultants and Employees include consultants, contractors, advisors and employees of the Company and those of subsidiaries of the Company.

d)

Details of outstanding share purchase warrants are as follows:

Number of shares	Exercise Price per Share	Exercise/Expiry Date
500,000	CDN $0.70	24 November 2004 (i)
1,555,000	U.S. $0.15	30 July 2005
1,635,812	U.S. $0.60	10 September 2005
2,080,000	U.S. $0.15	10 September 2005
1,327,000	U.S. $0.30/$0.60	10 June 2005/2006
450,000	U.S. $0.30/$0.60	14 July 2005/2006
7,547,812

(i) – These warrants expired on 24 November 2004 without exercise.

e)

Stock-Based Compensation

Effective 1 August 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation (Note 2h).  The new standard requires that stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

During the year ended 31 July 2004, the Company granted options to purchase up to 5,200,000 shares of the Company’s stock to directors, officers, employees and consultants at exercise prices of $0.20 and $0.25, with a combined fair value of $469,830 on the grant date.  The fair value of $469,830 has been recorded in the Company accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	121%
Risk-free interest rate	1.35%
Expected life of options	1.36 years

The weighted average grant-date fair value of options granted was $0.09.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director, or officer fees in the amount of $468,500 (2003 - $322,687; 2002 - $342,928) were paid or accrued to a director, a company controlled by a director or a director of one of the Company’s subsidiaries.

b)

During the year, consulting fees in the amount of $92,500 (2003 - $252,500; 2002 - $186,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries.

c)

During the year, interest on a personal loan of $Nil (2003 - $36,600; 2002 - $Nil) was paid to a director of the Company, by one of the Company’s subsidiaries.

d)

During the year ended 31 July 2004, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-

Nil (2003 - 5,505,000; 2002 - 22,000) common shares were issued through private placements for total proceeds of $Nil (2003 - $825,750; 2002 - $3,300)

-

1,550,854 (2003 - 2,281,385; 2002 - Nil) common shares were issued through exercised warrants for total proceeds of $259,628 (2003 - $342,208; 2002 - $Nil)

-

168,750 (2003 - 1,290,000; 2002 - Nil) common shares were issued through exercised options for total proceeds of $33,750 (2003 - $193,500; 2002 - $Nil)

e)

As at 31 July 2004, $138,178 (2003 - $90,418) was owed by a company controlled by the Estate for a deceased director.  The balance is unsecured, however repayment is expected within one year.

f)

As at 31 July 2004, $9,578 (2003 – receivable of $8,879) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

12.

Income Taxes

As at 31 July 2004, the Company has approximately CDN $2,937,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$311,000
2000	2007	860,000
2001	2008	400,000
2002	2009	403,000
2003	2010	350,000
2004	2011	613,000
		$2,937,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  There are approximately U.S. $2,200,000 of losses in the USA that can usually be applied to income in future periods, however, the Company has not filed its USA returns.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.

The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

13.

Segmented Information

	North America		Indonesia	Consolidated
31 July 2004
Segmented revenue	$-		$-	$-
Segmented operating loss	$617,742		$492,995	$1,110,737
Identifiable assets	$171,919		$316,839	$488,758
31 July 2003
Segmented revenue	$-		$-	$-
Segmented operating loss	$1,474,124		$572,492	$2,046,616
Identifiable assets	$763,149		$320,804	$1,083,953
31 July 2002
Segmented revenue	$-		$-	$-
Segmented operating loss	$185,657	$	(i) 7,783,699	$7,969,356
Identifiable assets	$300,506		$998,576	$1,299,082

(i)

During the year ended 31 July 2002, the Company wrote down the book value of its Indonesian oil and gas properties by $6,986,726 to $945,717 (Note 5).

14.

Reclassification

Certain prior year balances have been reclassified to the current year’s financial statement presentation.

15.

Commitments and Contractual Obligations

a)

During the year, a management services contract with a director and an investor relation services contract with an officer were terminated.  The Company has no further obligations with respect to these two contracts.

b)

During the year, the Company entered into a consulting agreement with the Company’s new Vice-President and Chief Operating Officer (“VP-CIO”) for management services at $5,000 per month for a period of 18 months expiring 31 July 2005.  The VP-CIO was also granted 1,000,000 incentive stock options at an exercise price of $0.20 expiring 31 July 2005.

c)

During the year and in accordance with the provisions of the China Wisdom FOA (See Note-5.a.iii), the Company's 60% owned Bengara subsidiary was committed to employment agreements with the Company's president and with the Bengara chief financial officer for monthly salaries of $12,500 each. Bengara could not terminate these agreements without severance pay, calculated as the monthly salary at termination multiplied by the number of months remaining until the expiration of the Bengara-II PSC from the date of termination plus 60 additional months. The Bengara shareholders terminated these two agreements effective 1 December 2003 at the same time they terminated the China Wisdom FOA on which the agreements were authorized.  It is management’s opinion that these employment agreements mandated by the China Wisdom FOA were terminated and vacated by the BVI Court's order upholding the FOA termination and no further fees or severance is payable.

d)

As at 31 July 2004, Bengara has entered into numerous staff employment agreements that can be terminated with 60 days notice.

e)

In a prior year, the Company's 70% owned GATB subsidiary entered into various management agreements with its directors and officers. GATB had accrued these costs and liabilities, however these liabilities were conditional upon, and are not payable and may be written off, if GATB is unsuccessful in establishing commercial oil production or the individuals involved leave voluntarily or are dismissed for cause.  The GATB subsidiary terminated these entitlements upon 31 July 2004 and from that date forward they are no longer accrued.  At the time of termination, contingent liabilities in the amount of $328,500 were written off due to certain individuals having left the Company.  As at 31 July 2004, contingent fees payable total $97,500 (Note 9)

f)

In May 2002, former employees of GATB filed a claim against the subsidiary with the Jakarta district Committee for Settlement of Labour Disputes ("CSLD") claiming unpaid Rupiah severance pay equivalent to $83,000.  The CSLD has rejected portions of the claim and reduced the claim to approximately $41,000, which has been accrued. GATB continues to defend its position and is confident that it will prevail in eliminating or reducing the claim.

g)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  Subsequently, the global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and the Investor has arisen over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company does not believe that the issue of any more shares to the Investor is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim.

16.

Subsequent Events

a)

The Company amended the terms of certain outstanding stock options.  For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.

b)

The Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under United States GAAP, stock-based compensation expense is recorded for non-employees using a fair-value based method of accounting. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense. The effect of this difference for the year ended 31 July 2002 and prior is noted below.  Commencing on 1 August 2002, Canadian GAAP treatment is consistent with United States GAAP.

b)

Under United States GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The effect of this difference is noted below.

c)

Under United States GAAP, the ceiling test is calculated by discounting future net revenues by 10%.  Under Canadian GAAP, the ceiling tests are calculated without application of a discount factor.  There is no difference between Canadian and United States GAAP at this time with respect to the application of the ceiling test.

d)

The impact of the above differences between Canadian and United States GAAP on the loss and loss per share is as follows:

	Cumulative from 1 August 1993 through 31 July 2004 (Note 2m)	2004	2003	2002
Loss - Canadian basis	$(16,440,364)	$(1,110,737)	$(2,046,616)	$(7,969,356)
Compensation expense - common share stock options granted to non-employees	(164,573)	-	-	(164,573)
Compensation expense - escrow shares	(139,485)	-	-	-
Loss - U.S. basis	(16,744,422)	$(1,110,737)	$(2,046,616)	$(8,133,929)
Loss per share
Canadian basis		$(0.02)	$(0.06)	$(0.31)
United States basis		$(0.02)	$(0.06)	$(0.32)

e)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Deficit from 1 August 1993 through 31 July 2004 (Note 2m)	Cumulative Deficit Incurred Prior to 1 August 1993 (Note 2m)	2004	2003	2002
Deficit as reported	$(16,440,364)	$(11,420,599)	$(16,440,364)	$(15,329,627)	$(13,283,011)
Compensation expense - common share stock options granted to non-employees	(164,573)	-	(164,573)	(164,573)	(164,573)
Compensation expense - escrow shares	(139,485)	-	(139,485)	(139,485)	(139,485)
Deficit in accordance with United States GAAP	$(16,744,422)	$(11,420,599)	$(16,744,422)	(15,633,685)	$(13,587,069)

f)

The impact of the above differences between Canadian and United States GAAP on the statement of shareholders’ equity is as follows:

	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Shareholders’ equity as at 31 July 2002 - CDN basis	29,286,233	$18,972,265	$116,550	$(11,420,599)	$(13,283,011)	$(5,614,795)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2002 - US basis	29,286,233	$19,276,323	$116,550	$(11,420,599)	$(13,587,069)	$(5,614,795)
Shareholders’ equity as at 31 July 2003 - CDN basis	45,749,858	$22,547,809	$116,550	$(11,420,599)	$(15,329,627)	$(4,085,867)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2003 - US basis	45,749,858	$22,851,867	$116,550	$(11,420,599)	$(15,633,685)	$(4,085,867)
Shareholders’ equity as at 31 July 2004 - CDN basis	49,375,412	$23,590,723	$116,550	$(11,420,599)	$(16,440,364)	$(4,153,690)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2004 - US basis	49,375,412	$23,894,781	$116,550	$(11,420,599)	$(16,744,422)	$(4,153,690)

g)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under United States GAAP, SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company adopted only the disclosure provisions of SFAS No. 123 as follows:

	2002	2001
Net loss - U.S. basis
As reported (Note 17d)	$8,133,929	$931,065
Pro forma loss	$8,324,255	$1,003,132
Net loss per share U.S basis
As reported (Note 17d)	$0.32	$0.04
Pro forma loss	$0.32	$0.04

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Expected dividend yield	0.0	0.0
Expected stock price volatility	83.07%	45.37%
Risk-free interest rate	3.3%	3.0%
Expected life of options	2 years	2 years

The weighted average grant date fair value of options granted in 2002 and 2001 is $0.15 and $0.39 respectively.

Commencing on 1 August 2003, the Company adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS No. 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

h)

Recently Adopted United States Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB”) issued SFAS No. 141, “Business Combinations”.  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on 1 August 2003 with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on 1 August 2003 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002.  The Company adopted SFAS No. 148, as required, with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. The company adopted the provisions of FIN 46, as required, with no material impact on its financial statements.

On 30 April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The company adopted SFAS 150, as required, with no material impact on its financial statements.