Form 20-F/A
period 2004-07-31
CONTINENTAL ENERGY CORP
filed 2005-06-27
CIK 852747

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
		Liquidity And Capital Resources
		Material Events
		Material Commitments
		Risk Factors
		Material Trends And Uncertainties
		Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	31
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	33
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	34
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	35
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	35
PART-III	ITEM-#15	CONTROLS AND PROCEDURES	36
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	36
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)	36
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	37
	ITEM-#19	EXHIBITS	39
		Index to Exhibits	39
		Copies and Distribution	39
		Sarbanes Oxley 302 & 906 Certifications	39
		Signature Page	39

		LIST OF EXHIBITS & ATTACHMENTS
		Exhibits-1 through Exhibit-9	40
		Exhibits-10 through Exhibit-11	41
		Exhibit-31 Sarbanes Oxley 302 Certifications	41
		Exhibit-32 Furnished Copy Sarbanes Oxley 906 Certification	42
		Attachment as Exhibit-11 & ITEM-#17 Annual Audited Financial Statements	43

---oOo---

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 2

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 3

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 4

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 5

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 6

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 7

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

The Bangkudulis Block  contains an oil and gas discovery well but pending the Company's development of the property no oil or gas reserves of any classification are attributed to the Bangkudulis Block by the Company.

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 8

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 9

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 10

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 11

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

Bangkudulis Field Discovery - The Bangkudulis Field discovery Well-A1 tested accumulated flow of 6,400 BOPD from four Miocene Age sand layers with an aggregate thickness of 117 feet at a depth of 3,062 to 3,266 feet.  The well also tested 4.5 MMCFD of natural gas plus 410 BOPD of condensate from a 60-foot sand layer at a depth of 4,600 feet.  In early 1981, Arco conducted a 30-day production test of Well-A1. Arco constructed production facilities, a production storage barge mooring facility and a 7" diameter, 1.5-kilometer pipeline from Well-A1 to the base camp.  A total of 60,000 barrels of oil were produced during the test.  Arco reservoir engineers concluded that the productive zones at Well-A1 were highly permeable with high productivity indexes. Arco and its partners relinquished their entire Northeast Kalimantan block containing Bangkudulis Field in July 1984 together with its four undeveloped petroleum discoveries at Bangkudulis, Sembakung, South Sembakung and Sesayap, each of which was deemed by Arco to be too small for them to develop.  After the Arco relinquishment, Pertamina produced Well-A1 from September 1985 to June 1989.  Cumulative oil production during these 46 months reached a total of about 544,000 barrels.  Production peaked at an average of 1,080 BOPD during October 1985.  Oil was transported by barge to Bunyu Island, where it was mixed with production from the Sembakung and Bunyu Fields. Production was terminated when production from the discovery well fell below 150 BOPD and the well remained shut in until the Company's GATB subsidiary entered the Bangkudulis TAC.

Reserves Estimates – The Bangkudulis Block contains an oil and gas discovery well but pending the Company’s development of the property no oil or gas reserves of any classification are attributed to the Bangkudulis Block by the Company.

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 12

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 13

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
Fully Diluted Total

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 14

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 15

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 16

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 17

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 18

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 19

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 20

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 21

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 22

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 23

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 24

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 25

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 26

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 27

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 28

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 29

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 30

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

Compensation Committee - The board of directors has created a "Compensation Committee" and duly appointed executive director Eger and non-executive directors Hayes and Lichman to serve on the committee. The Compensation Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. Schell  serves as the committee’s chairman.

RESUMES OF DIRECTORS

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 31

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 32

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 33

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 34

P A R T -  III

ITEM - # 15.

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on July 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting.

There were no changes in the Company’s internal control over financial reporting  procedures or  in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 35

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

"James D. Eger"

_______________________________________

By: James D. Eger

Director & Acting CFO

Record Date: December 31, 2004

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 36

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 37

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

CFO CERTIFICATE

I, James D. Eger, certify that:

1.

I have reviewed and read this annual report on Form 20-F of Continental Energy Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 38

(c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: December 31, 2004

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1.

I have reviewed and read this annual report on Form 20-F of Continental Energy Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

(e)

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: December 31, 2004

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 39

E X H I B I T  -  32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended July 31, 2004 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 31, 2004

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended July 31, 2004 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 31, 2004

/s/ James D. Eger

_____

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

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

Form 20F Annual Report - FYE 7/31/2004 -  Continental Energy Corp. -  SEC File # 0-17863Page - 40

Continental Energy Corporation - Schedule A - 30 April 2004

EXHIBIT – 11

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 July 2004 and 2003

U.S. Funds

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheet of Continental Energy Corporation (an exploration stage company) as at 31 July 2004 and 2003 and the consolidated statements of shareholders’ deficiency, operations and cash flows for the years ended 31 July 2004, 2003 and 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States) for the years ended 31 July 2004, 2003 and 2002.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provides reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 July 2004 and 2003 and the results of its operations and the changes in its cash flows for the years ended 31 July 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C., Canada	STALEY, OKADA & PARTNERS
6 December 2004	CHARTERED ACCOUNTANTS

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

“Staley, Okada & Partners”

Vancouver, B.C., Canada	STALEY, OKADA & PARTNERS
6 December 2004	CHARTERED ACCOUNTANTS

Page - 44

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
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds
	For the Years Ended 31 July

Cash Resources Provided By (Used In)		2004	2003	2002
Operating Activities
Loss for the period	$	$(1,110,737)	$(2,046,616)	$(7,969,356)
Items not affecting cash
Loss on disposal, write-down or impairment of
resource properties		252,613	16,898	6,986,722
Terminated farm out agreement loss (recovery)		(251,869)	120,000	-
Amortization		43,702	24,996	7,371
Loss on write-down or disposal of capital assets		4,271	-	-
Gain on reduction of contingent and conditional
liabilities		(328,500)	-	-

Stock compensation expense		469,831	1,061,000	-
Changes in current assets and liabilities
Prepaid expenses		(65,808)	(7,015)	2,872
Goods and service tax recoverable		(4,638)	16,564	3,463
Accounts payable		(150,925)	(1,464,018)	(594,209)
Due to related parties		(29,303)	(639,168)	(81,539)
		(1,171,363)	(2,917,359)	(1,644,676)
Investing Activities

Advance for proposed acquisition		-	-	1,589,472
Prepaid resource property costs		12,000	12,000	(29,000)
Resource property costs		(635,862)	(452,326)	(361,365)
Property costs reimbursed by joint venturers		383,249	786,672	32,000
Proceeds from property disposal or
terminated farm out agreements		251,869	774,470	-
Purchase of equipment		(40,386)	(145,654)	-

		(29,130)	975,162	1,231,107
Financing Activities
Prepaid share issuance costs		18,000	18,000	(43,500)
Cash received in advance of share issuance		(92,008)	(57,992)	150,000
Capital lease		(18,714)	51,336	-

Contingent and conditional liabilities		44,318	293,022	-
Share capital issued for cash, net		573,083	2,214,544	505,084
		524,679	2,518,910	611,584

Net Increase (Decrease) Cash		(675,814)	576,713	198,015

Cash position - Beginning of period		802,127	225,414	27,399

Cash Position - End of period	$	$126,313	$802,127	$225,414

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for:
Resource property acquisition	$	$-	$-	$96,200

Finder's fee	$	$-	$300,000	$-
Assets and liabilities acquired upon GATB acquisition
Resource property costs	$	$-	$-	$(6,205,302)
Current assets and liabilites	$	$-	$-	$2,025,947
Contingent and conditional liabilities	$	$-	$-	$3,446,745
Due to related parties	$	$-	$-	$621,410

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

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

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

d)

Future Site Restoration Costs

Estimated future site restoration costs will be provided for over the life of the proven reserves on a unit-of-production basis.  Costs are estimated each year by management in consultation with the Company’s engineers based on current regulations, costs, technology and industry standards.  Actual site restoration expenditures will be charged to the accumulated provision account as incurred.

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

a)

Bengara and Yapen – Continued

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

Indonesian Farm-Out

Since entering into the Bengara and Yapen PCSs, the company has entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

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

a)

Bengara and Yapen – Continued

Indonesian Farm-Out – Continued

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) – Continued

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

6.

Equipment

Details are as follows:

			2004	2003
		Accumulated	Net	Net
	Costs	Amortization	Book Value	Book Value

Field survey equipment	$109,356	$35,713	$73,643	$60,616
Furniture	6,788	2,715	4,073	-
Computer equipment	15,573	7,975	7,598	6,785

	131,717	46,403	85,314	67,401
Auto - capital lease	66,510	25,500	41,010	66,510

	$198,227	$71,903	$126,324	$133,911

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

d)

The impact of the above differences between Canadian and United States GAAP on the loss and loss per share is as follows:

	2004	2003	2002
Loss - Canadian basis	$(1,110,737)	$(2,046,616)	$(7,969,356)
Compensation expense - common share stock options granted to non-employees	-	-	(164,573)
Compensation expense - escrow shares	-	-	-
Loss - U.S. basis	$(1,110,737)	$(2,046,616)	$(8,133,929)
Loss per share
Canadian basis	$(0.02)	$(0.06)	$(0.31)
United States basis	$(0.02)	$(0.06)	$(0.32)

e)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Deficit from 1 August 1993 through 31 July 2004 (Note 2m)	Cumulative Deficit Incurred Prior to 1 August 1993 (Note 2m)	2004	2003	2002
Deficit as reported	$(16,440,364)	$(11,420,599)	$(16,440,364)	$(15,329,627)	$(13,283,011)
Compensation expense - common share stock options granted to non-employees	(164,573)	-	(164,573)	(164,573)	(164,573)
Compensation expense - escrow shares	(139,485)	-	(139,485)	(139,485)	(139,485)
Deficit in accordance with United States GAAP	$(16,744,422)	$(11,420,599)	$(16,744,422)	(15,633,685)	$(13,587,069)

f)

The impact of the above differences between Canadian and United States GAAP on the statement of shareholders’ equity is as follows:

	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Shareholders’ equity as at 31 July 2002 - CDN basis	29,286,233	$18,972,265	$116,550	$(11,420,599)	$(13,283,011)	$(5,614,795)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2002 - US basis	29,286,233	$19,276,323	$116,550	$(11,420,599)	$(13,587,069)	$(5,614,795)
Shareholders’ equity as at 31 July 2003 - CDN basis	45,749,858	$22,547,809	$116,550	$(11,420,599)	$(15,329,627)	$(4,085,867)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2003 - US basis	45,749,858	$22,851,867	$116,550	$(11,420,599)	$(15,633,685)	$(4,085,867)
Shareholders’ equity as at 31 July 2004 - CDN basis	49,375,412	$23,590,723	$116,550	$(11,420,599)	$(16,440,364)	$(4,153,690)
Compensation expense - common share stock options granted to non-employees	-	164,573	-	-	(164,573)	-
Compensation expense - escrow shares	-	139,485	-	-	(139,485)	-
Shareholders’ equity as at 31 July 2004 - US basis	49,375,412	$23,894,781	$116,550	$(11,420,599)	$(16,744,422)	$(4,153,690)

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

h)

Recently Adopted United States Accounting Standards - Continued

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