Form 20-F/A
period 2004-07-31
CONTINENTAL ENERGY CORP
filed 2005-06-29
CIK 852747

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

Type of Security	Last Audited Year End 07/31/04	Last Unaudited Quarter End 10/31/04	At The Record Date 12/31/04
Common Shares	49,375,412	49,375,412	49,508,745
Warrants	7.547,812	6,947,812	7,081,145
Options	9,206,250	9,256,250	9,256,250
Fully Diluted Total	66,129,474	65,579,474	65,846,140

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
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 July
U.S. Funds

ASSETS	2004	2003
Current
Cash	$26,313	$802,127
Goods and service tax recoverable	9,056	4,418
Due from related parties (Note 11)	138,178	99,297
Prepaid expenses and deposits	76,384	10,576
	349,931	916,418
Prepaid Resource Property Costs (Note 4)	5,000	17,000
Prepaid Share Issuance Costs (Note 4)	7,500	25,500
Resource Property Costs - Schedule 1 (Note 5)	3	3
Equipment (Note 6)	126,324	133,911
	$488,758	$1,092,832

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,094,663	$1,245,588
Due to related parties (Note 11)	9,578	-
Promissory notes payable (Note 7)	50,000	50,000
Cash received in advance of share issuance	-	92,008
Capital lease obligation - current portion (Note 8)	20,235	18,714
	1,174,476	1,406,310
Capital Lease Obligation (Note 8)	12,387	32,622
Contingent and Conditional Liabilities (Note 9)	3,455,585	3,739,767
Continued Operations (Note 1)
Commitments and Contractual Obligations (Note 15)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	23,590,723	22,547,809
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(27,860,963)	(26,750,226)
	(4,153,690)	(4,085,867)
	$488,758	$1,092,832

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

“James D. Eger”
, Director

Continental Energy Corporation						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes
In Shareholders’ Deficiency
U.S. Funds
	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Balance - 31 July 2001	24,119,393	$18,370,981	$116,550	$ (11,420,599)	$ (5,313,655)	$$1,753,277

Acquisition of subsidiary @
$0.13/common share	740,000	96,200	-	-	-	96,200
Private placement @
$0.15/common share	3,376,840	506,526	-	-	-	506,526
Finder's fee	50,000	-	-	-	-	-
Shares issued for financing contract	1,000,000	-	-	-	-	-
Share issuance costs	-	(1,442)	-	-	-	(1,442)
Loss for the year - Statement 3	-	-	-	-	(7,969,356)	(7,969,356)
Balance - 31 July 2002	29,286,233	18,972,265	116,550	(11,420,599)	(13,283,011)	(5,614,795)

Private placement @
$0.15/common share	8,375,000	1,256,250	-	-	-	1,256,250
Exercise of warrants @
$0.15/common share	5,118,625	767,794	-	-	-	767,794
Exercise of options @
$0.15/common share	1,390,000	208,500	-	-	-	208,500
Finder's fee - Farm-out	1,500,000	300,000	-	-	-	300,000
Finder's fee - Financing	80,000	-	-	-	-	-
Stock option compensation	-	1,061,000	-			1,061,000
Share issuance costs	-	(18,000)	-	-	-	(18,000)
Loss for the year - Statement 3	-	-	-	-	(2,046,616)	(2,046,616)
Balance - 31 July 2003	45,749,858	22,547,809	116,550	(11,420,599)	(15,329,627)	(4,085,867)

Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year - Statement 3	-	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	$23,590,723	$116,550	$(11,420,599)	$ (16,440,364)	$ (4,153,690)

Continental Energy Corporation			Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
U.S. Funds

	For the Years Ended 31 July

	2004	2003	2002

Expenses
General and administrative - Schedule 2	418,397	289,707	408,807
Management fees and medical insurance	478,331	333,675	351,048
Financing costs, interest on loans and foreign
exchange gain and loss	(39,798)	153,545	186,404
Investor relations	30,105	24,056	24,507
Consulting	14,524	16,551	3,634
Amortization	43,702	24,996	7,371

Interest and bank charges	19,130	6,188	863

	964,391	848,718	982,634

Loss Before the Undernoted	964,391	848,718	982,634
Loss on disposal or write down of resource property
- Schedule 1	252,613	16,898	6,986,722
Stock option compensation	469,831	1,061,000	-
Loss on disposal or write-down of capital assets	4,271	-	-
Terminated farm out agreement loss (proceeds)	(251,869)	120,000	-
Gain on reduction of contingent and conditional
liabilities	(328,500)	-	-
Loss for the Period	$1,110,737	$2,046,616	$7,969,356

Loss per Share - Basic and Diluted	$0.02	$0.06	$0.31

Weighted Average Number of Shares Outstanding	47,139,546	36,468,838	25,722,526

Continental Energy Corporation			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds

	For the Years Ended 31 July

Cash Resources Provided By (Used In)	2004	2003	2002
Operating Activities
Loss for the period	$1,110,737)	$(2,046,616)	$(7,969,356)
Items not affecting cash
Loss on disposal, write-down or impairment of
resource properties	252,613	16,898	6,986,722
Terminated farm out agreement loss (recovery)	(251,869)	120,000	-
Amortization	43,702	24,996	7,371
Loss on write-down or disposal of capital assets	4,271	-	-
Gain on reduction of contingent and conditional
liabilities	(328,500)	-	-

Stock compensation expense	469,831	1,061,000	-
Changes in current assets and liabilities
Prepaid expenses	(65,808)	(7,015)	2,872
Goods and service tax recoverable	(4,638)	16,564	3,463
Accounts payable	(150,925)	(1,464,018)	(594,209)
Due to related parties	(29,303)	(639,168)	(81,539)
	(1,171,363)	(2,917,359)	(1,644,676)
Investing Activities

Advance for proposed acquisition	-	-	1,589,472
Prepaid resource property costs	12,000	12,000	(29,000)
Resource property costs	(635,862)	(452,326)	(361,365)
Property costs reimbursed by joint venturers	383,249	786,672	32,000
Proceeds from property disposal or
terminated farm out agreements	251,869	774,470	-
Purchase of equipment	(40,386)	(145,654)	-

	(29,130)	975,162	1,231,107
Financing Activities
Prepaid share issuance costs	18,000	18,000	(43,500)
Cash received in advance of share issuance	(92,008)	(57,992)	150,000
Capital lease	(18,714)	51,336	-

Contingent and conditional liabilities	44,318	293,022	-
Share capital issued for cash, net	573,083	2,214,544	505,084
	524,679	2,518,910	611,584

Net Increase (Decrease) Cash	(675,814)	576,713	198,015

Cash position - Beginning of period	802,127	225,414	27,399

Cash Position - End of period	$126,313	$802,127	$225,414

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for:
Resource property acquisition	-	-	$96,200

Finder's fee	-	$300,000	-
Assets and liabilities acquired upon GATB acquisition
Resource property costs	-	-	$(6,205,302)
Current assets and liabilities	-	-	$2,025,947
Contingent and conditional liabilities	-	-	$3,446,745
Due to related parties	-	-	$621,410

Continental Energy Corporation			Schedule 1
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
U.S. Funds

	For the Years Ended 31 July

	2004	2003	2002
Indonesia
Bengara

Geological and geophysical interpretation and
evaluation	$481,861	$418,908	$163,457
Seismic acquisition and data processing	-	5,895	6,000

Costs for the period	481,861	424,803	169,457
Impairment	(98,612)	(11,130)	(575,218)
Joint venture reimbursement of costs	(383,249)	(654,673)	(32,000)
Net property costs for the period	-	(241,000)	(437,761)

Yapen

Geological and geophysical interpretation and
evaluation	-	7,500	97,441

Prepaid resource property costs	-	(75,000)
Costs for the period	-	(67,500)	97,441
Recovery (impairment)	-	29,809	(111,732)
Cost allocated on disposal	-	(535,024)	-
Joint venture reimbursement of costs	-	(131,999)	-
Net property costs for the period	-	(704,714)	(14,291)

GATB
Technical assistance contract acquisition	-	-	6,205,302
Geological and geophysical interpretation and
evaluation	154,001	95,023	94,471
Costs for the period	154,001	95,023	6,299,773
Impairment	(154,001)	(95,023)	(6,299,772)
Net property costs for the period	-	-	1

Other properties

Cost written off on abandonment	-	-	(4)
	-	-	(4)

Total Cost for the Period	635,862	452,326	6,566,671

Total costs reimbursed by joint venturers
for the period	(383,249)	(786,672)	(32,000)
Total write-off of costs on abandonment or
impairment for the period	(252,613)	(16,898)	(6,986,726)
Proceeds on disposal of oil and gas properties
for the period	-	(594,470)	-

Balance - Beginning of period	3	945,717	1,397,772
Balance - End of Period	$3	$3	$945,717

Continental Energy Corporation			Schedule 2
(An Exploration Stage Company)
Consolidated Schedule of General and
Administrative Expenses
U.S. Funds

	For the Years Ended 31 July

	2004	2003	2002
General and Administrative Expenses
Office expenses	$157,935	$109,115	$109,271
Professional fees, legal, audit and translation	66,311	34,778	28,167
Wages	25,163	29,346	197,371
Travel	65,433	44,109	27,574
Rent, office maintenance and utilities	50,596	28,207	16,655
Telephone	29,196	23,060	23,033
Shareholder communication	18,990	10,168	1,429
Filing fees	4,773	3,863	3,896
Transfer agent	-	7,061	1,411

	$418,397	$289,707	$408,807

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