Form 20-F
period 2005-07-31
CONTINENTAL ENERGY CORP
filed 2006-01-18
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FOR FISCAL YEAR 2005

ENDED JULY 31, 2005

   ___

   ___  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

        THE SECURITIES EXCHANGE ACT OF 1934

OR

   ___

   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934; for fiscal year ended 31 July 2005

OR

   ___

   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

  THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION

 (Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240, USA

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares	56,427,936

Indicate by check mark whether the registrant(1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes	No XXX
Indicate by check mark which financial statement item the registrant has elected to follow:	Item-17 XXX	Item-18 ___
Date of this Annual Report : December 31, 2005

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2003 End July 31, 2004

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS	3
		Introduction and Overview
		Current Status Summary Of Oil & Gas Properties
		Plan of Operations
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES	13
		Bengara-II Property
		Yapen Property
		Bangkudulis Property
	ITEM-#3	LEGAL PROCEEDINGS	14
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY	14
		Share Capital
		Rank, Rights And Restrictions Of Share Capital
		Share Holding Distribution
	ITEM-#5	NATURE OF SHARE TRADING MARKET	18
		Trading Markets & Exchanges
		US Shareholder Interests
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS	20
	ITEM-#7	TAXATION	21
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION	22
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS	28
		Liquidity And Capital Resources
		Material Events
		Material Commitments
		Risk Factors
		Material Trends And Uncertainties
		Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	40
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	42
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	44
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	45
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	45
PART-III	ITEM-#15	CONTROLS AND PROCEDURES	45
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	46
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)	46
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	47
	ITEM-#19	EXHIBITS	47
		Index to Exhibits
		Copies and Distribution
		Sarbanes Oxley 302 & 906 Certifications
		Signature Page

		LIST OF EXHIBITS & ATTACHMENTS
		Exhibits-1 through Exhibit-9	49
		Exhibits-10 through Exhibit-11	50
		Exhibit-31 Sarbanes Oxley 302 Certifications
		Exhibit-32 Furnished Copy Sarbanes Oxley 906 Certification
		Attachment as Exhibit-11 & ITEM-#17 Annual Audited Financial Statements

---oOo---

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 2

P A R T -  I

ITEM - # 1   GENERAL DESCRIPTION OF BUSINESS

The Registrant’s name is Continental Energy Corporation (hereinafter also referred to as the Company). The Company is an oil and gas exploration enterprise focusing its efforts on making commercial discoveries and establishing petroleum production in low to medium risk and high potential reward properties in Indonesia.  The Company is an exploration stage, junior, resource company with a non-producing oil and gas exploration property located in Indonesia.

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

Fiscal Year - The Company's fiscal year ends July 31st.

Annual Report - This US Securities and Exchange Commission ("US-SEC") Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended July 31, 2005 (7/31/05 or Fiscal 2005 in the forms commonly employed herein).

Report Date - This Annual Report was prepared in December 2005. Information contained herein is current and valid as at December 31, 2005, (12/31/05) the "Report Date" except where the context specified otherwise.

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

Currency - Unless otherwise noted herein the symbol $ refers to US Dollars. The term CDN$ refers to Canadian Dollars. Rupiah or its abbreviation Rp. refers to currency of the Republic of Indonesia.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 3

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

The Company's principal resource properties are in Indonesia and held under production sharing contracts ("PSC") with BPMigas, the Indonesian state oil concession regulatory agency. BPMigas regulations and Indonesian law stipulate that no single company may hold more than one PSC at any given time. Therefore, industry practice is to create a new specific subsidiary or affiliate company to be the PSC contract signatory, holder and operator of each new PSC concession or property. The Company holds and owns interests in the following partially owned subsidiaries, each having their registered address at TrustNet Chambers, Road Town, Tortola, British Virgin Islands; and their operations office occupying 330 square meters floor space located at Jl. R.S. Fatmawati 31A, Cilandak, Jakarta, 12540, Indonesia at a Rupiah denominated lease cost of approximately US$ 850 per month.

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

Continental-GeoPetro (Yapen) Ltd. is a company incorporated on 01/08/98 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 09/12/02 issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Yapen) Ltd." as originally incorporated to "Continental Energy Yapen Ltd." Pursuant to a name change certificate dated 2/21/03 the name of the company was changed from "Continental Energy Yapen Ltd." to "Continental-GeoPetro (Yapen) Ltd." It was incorporated expressly for the sole purpose of holding and operating a 9,500 square kilometer Indonesian petroleum exploration concession known as the "Yapen Block" pursuant to a 30-year Production Sharing Contract (the "Yapen PSC") with the Indonesian state oil concession regulating agency, BPMigas. Subsequent to fiscal year end 7/31/05, on 10/26/05, the Company sold all of its interest in Continental-GeoPetro (Yapen) Ltd. See section entitled “Disposition of Interest in Principal Properties” below.

GAT Bangkudulis Petroleum Company Ltd. ("GATB") is a company incorporated on 12/09/96 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. GATB was incorporated expressly for the sole purpose of holding and operating a 19 square kilometer Indonesian oil field development concession known as the "Bangkudulis Block" pursuant to a 30-year Technical Assistance Contract (the "Bangkudulis TAC") with the former Indonesian state oil company, Pertamina. At fiscal year end 7/31/05 the Company sold all of its interest in GAT Bangkudulis Petroleum Company Ltd. See section entitled “Disposition of Interest in Principal Properties” below.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 4

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

Yapen Block Exploration Joint Venture was terminated subsequent to fiscal year end July 31, 2005. See section entitled “Disposition of Interest in Principal Properties” below.

Bangkudulis Field Development was terminated at fiscal year end July 31, 2005. See section entitled “Disposition of Interest in Principal Properties” below.

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements. The Company transacts business in three currencies; Canadian Dollars, USA Dollars and Indonesian Rupiah. Herein, all references to "CDN$" refer to Canadian Dollars and all references to "$" or "US$" refer to United States Dollars, unless otherwise specified.  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar.  Herein, all references to "Rupiah" and "Rp." refer to the Indonesian currency Rupiah. The Government of Indonesia permits a floating exchange rate to determine the value of the Rupiah against the US Dollar. A substantial portion of the Company’s oil and gas property operating expenditures is transacted in Rupiah. Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended July 31st, the average rates for the year, and the range of high and low rates for each year. For purposes of this Table No. 1, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period. Table No. 1 also sets forth the rate of exchange of the Indonesian Rupiah against the US Dollar at the end of the past six calendar years sourced from the internet URL www.forexdirectory.net/idr.html.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 5

Table No. 1 RELEVANT FOREIGN CURRENCY EXCHANGE RATES
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 11/30/05	1.18	1.1975	1.1639	1.1654
Fiscal Year Ended 07/31/05	1.20	1.2260	1.1834	1.1876
Fiscal Year Ended 07/31/04	1.33	1.3324	1.3184	1.1860
Fiscal Year Ended 07/31/03	1.50	1.59	1.33	1.41
Fiscal Year Ended 07/31/02	1.58	1.58	1.57	1.58
Fiscal Year Ended 07/31/01	1.53	1.56	1.48	1.53

Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 11/30/05	10,192
Fiscal Year Ended 07/31/05	10,175
Fiscal Year Ended 07/31/04	9,350
Fiscal Year Ended 07/31/03	8,529
Fiscal Year Ended 07/31/02	9.060
Fiscal Year Ended 07/31/01	10,505

CURRENT STATUS SUMMARY OF THE COMPANY’S OIL & GAS PROPERTIES

As of the Date of this Annual Report the Company owns an interest in one exploration oil and gas properties pursuant to a concessions from the government of the Republic of Indonesian under a production sharing contract. The property is known as the Bengara-II Block. See ITEM-#2 "Description of the Oil and Gas Properties". See also this ITEM-#1 sections "Subsidiaries" and "Joint Ventures" above.

Location - The Company’s oil and gas properties are all located within the Republic of Indonesia. The Bengara-II Block is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

Lease Hold Situation - The Company’s oil and gas properties are all held pursuant to production sharing contracts signed by the Minister of Mines and Energy of the Republic of Indonesia and the president of the former state owned oil company, Pertamina. The Indonesian government regulatory agency known as BPMigas regulates the production sharing contracts in Indonesia including those held by the Company which as of the Report Date of this Annual Report include:

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 6

Company’s Net Ownership Position - As of the Report Date the Company owns a net interest in Indonesian oil and gas concessions or properties as follows:

The Bengara-II Block. The Company owns a 60% interest in Continental-GeoPetro (Bengara-II) Ltd., the Bengara-II PSC and the Bengara-II Block and is obligated to pay this ownership share of costs and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Bengara-II Block.

Production Sharing Rights - The production sharing arrangement in respect of each of the Company’s oil and gas properties is stipulated and set forth in the respective production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia and the president of the former state owned oil company, Pertamina. See ITEM-#1: "Leasehold Situation" above. As of the Report Date of this Annual Report the Company’s production sharing rights include the following.

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

Acreage - As of the Report Date the Company owns an interest in approximately 900,000 gross acres covered by its Indonesian oil and gas properties corresponding to a "net" acreage holding of 540,000 acres according to its proportional joint venture ownership.

The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 the Company's Bengara-II JV operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Bengara-II PSC reducing the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres. A second relinquishment of an additional 20% of the Bengara-II PSC contract area was scheduled for 12/4/05 and the Company’s Continental-GeoPetro (Bengara-II) Ltd. has requested a one year postponement of the relinquishment. As of the Report Date of this Annual Report no approval has been received but the Company expects it to be forthcoming in early 2006.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 7

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

Yapen Property Acquisition - In accordance with the "Yapen Agreement" dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Yapen) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental-GeoPetro (Yapen) Ltd.'s 100% owned Yapen PSC property. The Company paid an aggregate purchase price of US$150,000 and issue 1,000,000 common shares of the Company to the vendors.  The Company also agreed to fund all Continental-GeoPetro (Yapen) Ltd. and Yapen PSC cash requirements from 8/01/98.  The Yapen acquisition effectively closed on 2/28/00 on receipt of required securities regulatory approvals.

Bangkudulis Property Acquisition - Pursuant to a Farm Out Agreement ("FOA") dated effective 8/01/2000, with Dimensions West Energy Inc. ("DWE") the Company agreed to purchase 35,000 common shares of GAT Bangkudulis Petroleum Company Ltd. ("GATB") from DWE representing 70% of those authorized, issued and outstanding; and also representing a corresponding 70% ownership in GATB’s 100% owned Bangkudulis TAC property. DWE at the effective date of the acquisition shared a common director with the Company. The acquisition of the Bangkudulis property was closed on 08/31/01.

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

The Company has made certain dispositions of partial interests in its oil and gas properties to provide additional finance necessary to develop the remaining properties.

GeoPetro Farm Out of Bengara and Yapen Properties - In a farm-out agreement dated effective 1/01/2000 (the GeoPetro "FOA") the Company farmed out a 40% of its 100% undivided interest in each Indonesian property to GeoPetro Resources Company (“GeoPetro”) in the form of a sale of a corresponding 40% stake in the authorized share capital of Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. The Company retained a 60% interest stake in Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. and through them a corresponding stake in the Bengara and Yapen properties. GeoPetro is a privately-owned Californian company. GeoPetro paid the Company a purchase price of US$1.297 Million past cost reimbursement and agreed to take up and pay its respective 40% interest share of all Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. costs, work commitments and expenditure obligations pursuant to their respective PSC contracts retroactively with effect commencing 8/1/98. The Company and GeoPetro entered into two separate joint operating agreements dated effective 1/01/2000 (the "JOA"), one for Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd., which define the roles of the Company and GeoPetro with respect to the operations of the Bengara and Yapen properties as well as joint shareholders of the respective property holding companies. The Company continues to consolidate the accounts of Continental-GeoPetro (Bengara-II) Ltd. and one for Continental-GeoPetro (Yapen) Ltd. on its own financial statements and considers them both to be majority owned subsidiaries.

In a letter agreement dated 10/27/05 made subsequent to fiscal year ended 7/31/05 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (See disposition to Maraja below) .

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 8

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

Medco International Ventures Ltd. (“Medco”) - Yapen Farm Out -- On 11/5/02 the Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd. completed an agreement to farm out 90% of it’s Yapen PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Continental-GeoPetro (Yapen) Ltd.’s current liabilities and agreed to fund 100% of the future property development costs up to commercial production.  Upon commercial production, Continental-GeoPetro (Yapen) Ltd. would be required to fund 10% of the costs.  As a result of this Medco farm out agreement, Continental-GeoPetro (Yapen) Ltd. assigned 90% of the Yapen PSC to Medco and Continental-GeoPetro (Yapen) Ltd. retained a 10% interest in the Yapen PSC. Medco has subsequently farmed out a 75% share of its Yapen PSC to Maraja (See paragraph below this section) but Continental-GeoPetro (Yapen) Ltd.'s 10% interest was unaffected.

China Wisdom International (HK) Ltd. ("China Wisdom”) Farm Out of Bengara-II Property – During the 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Company’s 60% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary.  To earn its 40% interest, China Wisdom was to pay $720,000 and drill five exploration wells no later than 12/31/04, at least three of which were to be drilled in 2003, with the first of the three completed by 9/30/03.  No drilling was commenced by China Wisdom. During the prior fiscal year, to fulfill its obligation under the farm out agreement, 40% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. had been transferred to China Wisdom.

On 12/4/03, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 12/1/03 and requested that the Continental-GeoPetro (Bengara-II) Ltd. shares previously transferred to China Wisdom be returned to the Company and GeoPetro. The Company together with GeoPetro were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA. In a 7/28/04 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice British Virgin Islands (BVI) the court declared the Farm Out Agreement dated 3/3/03 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. to the Company (12,000 shares) and GeoPetro (8,000 shares) by 8/31/04. China Wisdom defied the court order and in accordance with the court’s instructions the BVI Companies Registrar signed documents dated effective 10/1/04 returning the said 12,000 fully paid Bengara shares to the Company restoring the Company's Continental-GeoPetro (Bengara-II) Ltd. ownership to a total of 30,000 shares representing a 60% stake.

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm Out from Medco -- Pursuant to a farm out agreement with Maraja dated 6/28/04, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and the 10% interest in the Yapen PSC owned by the Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd. was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm out agreement Maraja's 75% interest in the Yapen PSC was reassigned to the Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd. in a deed of assignment dated 8/15/05 subsequent to fiscal year end 7/31/05. The Company realized no proceeds from the reassignment.

Nations Energy Company Ltd. (“Nations”) Yapen Sale -- Subsequent to the end of the fiscal year 7/31/05 the Company and GeoPetro sold, pursuant to a share sale and purchase agreement dated 10/26/05, all 100% of their respective shares of Continental-GeoPetro (Yapen) Ltd. to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the sale proceeds or $3,600,000 at closing. From the date of this disposition the Company no longer has any interest in or rights in or obligations to Continental-GeoPetro (Yapen) Ltd. or the Yapen PSC.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 9

OPERATORSHIP AND MANAGEMENT

The Company does not directly manage operations of its resource properties. Management and operatorship of each property is the responsibility of one of the Company’s subsidiary or affiliate companies and the degree of control over direct management of each property exerted by the Company is largely dependent upon the amount of participating interest held by the Company in the subsidiary or affiliate in proportion to that held by other interest holders. Other factors affecting the degree of Company’s direct control include the number of Company designated directors on the boards of the subsidiaries and affiliates and the provisions of any applicable joint venture agreements or shareholders agreements in effect. As of the Report Date of this Annual Report the management and control of the Company’s oil and gas properties is organized as follows.

The Bengara-II Block is owned, operated and managed by Continental-GeoPetro (Bengara-II) Ltd. The Company owns a 60% share holding interest in Continental-GeoPetro (Bengara-II) Ltd. and may nominate 2 of 3 directors to its board. Direct property management activity of Continental-GeoPetro (Bengara-II) Ltd. is governed by a joint venture agreement with GeoPetro dated effective 01/01/00.

RESERVES

There are no proven reserves of any classification in any of the Company’s oil and gas properties.

Wells Drilled or Participated In

The Company did not participate in the drilling of any wells during its last 2 fiscal years including the time from the last fiscal year end up to the Report Date.

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

The Bangkudulis Block. Field development work activity in the Bangkudulis Block during the last fiscal year was limited to geological evaluation. No wells were drilled during the most recently completed fiscal year up to the date of this report.

Exploration & Development Expenditures

The Company’s investments in, and joint venture reimbursements, from its oil and gas properties are summarized in the following table:

Table No. 2 EXPLORATION AND DEVELOPMENT EXPENDITURES
		Fiscal Year End 07/31/05	Fiscal Year End 07/31/04	Fiscal Year End 07/31/03	3 Months Ended 10/31/05	3 Months Ended 10/31/04	3 Months Ended 10/31/03
Investment (1)
Bengara (2)	US$	240,009	481,861	424,803	41,729	76,246	266,914
Yapen (2)	US$	-	-	7,500	-	-	-
Bangkudulis (2)	US$	(49,049)	154,001	95,023	-	4,421	9,316
JV Reimbursements
Bengara	US$	178,000	383,249	654,673	30,000	65,000	141,286
Yapen	US$	-	-	131,999	-	-	-
Bangkudulis	US$	-	-	-	-	-	-

Notes to the Table:

1.

The differences in the timing of the investing activities are largely attributable to the timing of expenditures on the Indonesian properties due to the availability of cash for investment.

2.

The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 10

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 11

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

USA vs. Foreign Sales/Assets - At fiscal years ended 07/31/2005, 07/31/2004, and 07/31/2003 respectively $56,861, $316,839 and $320,804 of the Company's assets were located in Indonesia and $240,240, $171,919 and $763,149 of the assets were located in Canada. The Company does not have any material assets in the United States.  The Company has no sales for the years ended July 31, 2003, 2004 and 2005.

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2005 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2006. At the Report Date of this Annual Report,:

The Company had 8,695,334 warrants outstanding entitling the holders to purchase 8,695,334 common shares at prices between US$0.15 and $0.60. See Table No. 4 below. Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company had 8,382,426 stock options outstanding entitling the holders to purchase 8,382,426 common shares at prices between US$0.15 and US$0.25. See Table No. 4 below. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

The Company is discussing private placements of its securities with investors to provide funds required for work on its properties during calendar 2006; however, these are preliminary and there can be no assurance that any further external financings can be completed.

The Company is discussing possible sales or farm-outs of some portion of its interest in its Bengara-II property.  Successful farm outs would reduce the Company’s cash requirements for exploration costs and may generate reimbursement of historical costs to the Company.  However, these talks and plans are preliminary and there can be no assurance that any farm outs can be completed.

Uses of Funds

Based on its annual work programs and budgets submitted to BPMigas/Pertamina (See ITEM-#9 "Material Events Occurring Since Last Fiscal Year") the Company expects to need and use funds during calendar 2006 as follows:

The Bengara-II Block Planned Bengara-II JV work activity for calendar year 2006 is based on an annual work program and budget submitted to BPMigas/Pertamina by Continental-GeoPetro (Bengara-II) Ltd. as operator for the block in the amount of US$ 18,692,000 of which the Company expects to fund its 60% Bengara-II JV share, or US$ 11,215,200 to accomplish the planned four exploration well drilling program.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 12

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 13

ITEM - # 3   LEGAL PROCEEDINGS

Except for the following, as of the Report Date of this Annual Report, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

1.

In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the Report Date of this Annual Report of these financial statements the outcome of this suit is not determinable and no provision has been made in the financial statements as a result of the counter claim.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 14

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2005 year end on 07/31/05 the total number of common shares issued and outstanding was 56,427,936. As of the Report Date of this Annual report the total number of common shares issued and outstanding is 56,827,936. Zero preferred shares were issued at Fiscal 2005 year end and none are issued as of the Report Date of this Annual Report. The authorized and issued share capital of the Company is summarized in the table below.

Table No. 3 AUTHORIZED AND ISSUED SHARE CAPITAL
Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 07/31/05	Last Unaudited Quarter End 10/31/05	At The Report Date 12/31/05
Common Shares	500,000,000	56,427,936	56,427,936	56,827,936
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date of this Annual Report, on a fully diluted basis, there are 73,905,696 common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 56,827.936 common shares actually issued and outstanding plus 334 outstanding unexercised warrants and plus 8,382,426 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Table No. 4 FULLY DILUTED SHAREHOLDING
Type of Security	Last Audited Year End 07/31/05	Last Unaudited Quarter End 10/31/05	At The Report Date 12/31/05
Common Shares	56,427,936	56,427,936	56,827,936
Warrants	10,481,146	8,895,334	8,695,334
Options	8,932,426	8,932,426	8,382,426
Fully Diluted Total	75,841,508	74,255,696	73,905,696

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 15

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

SHARE HOLDING DISTRIBUTION

Principal Escrow Shares - As of the Report Date there are no Company securities held in escrow for any purposes.

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

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all issued and outstanding shares of the Company except for the following. The Company’s registrar and transfer agent reports that a company operating as nominee depository for street form shares held in brokerage accounts, Canadian Depository for Securities, Inc. ("CDS") appears as the registered holder of 34,167,838 shares of the Company representing 60.55% of the Company’s issued and outstanding shares as at the 12/07/05 Report Date for the Company’s annual general meeting mailings. An American share depository trust company "CEDE & Co." appears as registered holder of  9,488,193 shares of the Company representing 16.81% at the same date. The Company is not aware of the identities of beneficial owners of the shares held in trust by CDS or CEDE & Co. and has no way of determining if their respective internal balances are equivalent to those shown on the registrar’s report.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 16

Share Ownership by Directors and Officers – The table below lists, as at the Report Date of this Annual Report, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 56,827,936 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer listed in Table No.10 and Table No. 11 under Item-#12 below.

Table No. 5 SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS AT REPORT DATE
Type of Security	Name of Beneficial Owner	Number Shares, Options & Warrants Owned	% of Total Issued
Common Shares	Richard L. McAdoo (1)	6,880,334	11.7%
Common Shares	James D. Eger (2)	2,020,000	3.5%
Common Shares	David T.W.. Yu (3)	7,166,668	11.9%
Common Shares	Paul L. Hayes, Jr. (4)	500,000	0.9%
Total Held by Directors/Officers as a Group		14,615,826	28.0%

Notes to Table:

1.

Director and President of the Company. The total amount of shares shown in the table includes 1,081,176 currently exercisable stock options plus 790,000 currently exercisable common share purchase warrants and 4,929,158 fully paid common shares. All securities shown are held directly.

2.

Director and CFO of the Company. The total amount of shares shown in the table includes 1,460,000 currently exercisable stock options and 560,000 fully paid common shares.  All securities shown are held directly except 20,000 shares held beneficially.

3.

Non executive independent director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options plus  3,333,334 currently exercisable common share purchase warrants and 3,333,334 fully paid common shares.  All securities shown are held directly .

4.

Non executive independent director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options and -0- fully paid common shares. All securities shown are held directly.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 17

ITEM - # 5   NATURE OF TRADING MARKET

TRADING MARKETS & EXCHANGES

Original IPO - The Company’s initial public offering was effective, only in Canada, on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission on 6/24/85 under a former name, Intl. Focus Res. Inc.  The CUSIP No. is 210909-10-7.

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

Delisting from CDNX - The Company's common shares traded on the Canadian Venture Stock Exchange, the "CDNX" (formerly the Vancouver Stock Exchange until 11/29/99) in Vancouver, British Columbia, Canada, under the symbol "KK" between 6/24/85 and 8/10/01. The Company voluntarily delisted its common shares from trading on the CDNX in July 2001 and the last day the Company’s shares actually traded on the CDNX was 8/10/01 at a closing price of CDN$0.45.

OTC Bulletin Board - The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for the last eight fiscal quarters.  The closing price of the common shares on 12/30/05 was US$ 0.19.

Table No. 6 NASD OTC ELECTRONIC BULLETIN BOARD TRADING ACTIVITY
For the Period:	Common Shares	US$ Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 10/31/2005	2,992,687	0.24	0.12	0.24
Quarter Ended - 7/31/2005	1,125,950	0.18	0.10	0.14
Quarter Ended - 4/30/2005	4,345,057	0.26	0.10	0.19
Quarter Ended - 1/31/2005	4,517,726	0.21	0.08	0.13
Quarter Ended - 10/31/2004	3,262,694	0.24	0.12	0.15

Quarter Ended - 7/31/2004	2,572,525	0.38	0.17	0.21
Quarter Ended - 4/30/2004	4,930,974	0.35	0.13	0.20
Quarter Ended - 1/31/2004	5,882,813	0.285	0.11	0.15

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 18

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

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 12/07/05 the Report Date for the Company’s Fiscal Year 2005 annual general meeting, the Company estimates that it has in excess of 1,150 shareholders including 196 known registered shareholders.

Registered US Shareholders - On the 12/7/05 record date of the Company's annual general meeting, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 196 registered shareholders.  A total of 102 of these registered shareholders have United States of America "US" registration addresses and together they hold 3,529,088 shares representing about 6.21% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms that there are approximately 630 unregistered, "holders of record" resident in the United States, holding approximately 9,488,193 common shares.  Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 732 shareholders holding 13,017,281 common shares representing a 22.91% stake in the total amount of Company common shares currently issued and outstanding at 12/31/05.

US Shareholders Having Options and Warrants - On 12/31/05, the Company records 19 holders of 8,695,334 outstanding share purchase warrants outstanding, 2 of whom are  resident in the United States holding a combined amount of 433,333 warrants or 5.0 % of the total amount of warrants outstanding.  Warrants were issued in conjunction with private placements or loans.  All warrants are non-transferable. On 12/31/05, the Company records 14 holders of  8,382,426 outstanding incentive stock options, 7 of whom are  resident in the United States holding a combined amount of 3,260,000 options or 38.9 % of the total amount of options outstanding.  Options are granted in conjunction with service as a director, employment, or contracting for services with the Company or its subsidiaries.  All options are non-transferable and expire within 90-days of termination of service, employment or contract.

ADR’s - The Company's common shares are registered to trade directly on the NASD OTC BB in the United States and not in the form of American Depository Receipts (ADR's) or similar certificates.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 19

ITEM - # 6   EXCHANGE CONTROLS AND OTHER

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 20

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 21

ITEM - # 8   FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended July 31, 2005, 2004 and 2003 are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants (formerly Staley, Okada, Chandler & Scott, Chartered Accountants)  as indicated in their auditor’s report that is included elsewhere in this Annual Report.  The selected financial data set forth for the Fiscal years 2005/2004/2003 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected financial data for the Company’s last five fiscal years is presented in the table below. The financial data is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements. For its 7/31/02 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis. Accordingly, all prior years' figures have been recast in the U.S. currency.

Table No. 7 SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	7/31/05	7/31/04	7/31/03	7/31/02	7/31/01
Revenue		-	-	-	4
Net Income (Loss)	2,343	(1,111)	(2,047)	(7,969)	(894)
Earnings (Loss) Per Share – Basic	0.05	(0.02)	(0.06)	(0.31)	(0.04)
Earnings (Loss) Per Share – Diluted	0.03	n/a	n/a	n/a	n/a
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	51,280	47,140	36,469	25,722	24,119
Working Capital	(39)	(825)	(490)	(3,200)	(1,255)
Oil and Gas Properties	0.002	0.003	0.003	945	1,398
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	(2)	(4,154)	(4,086)	(5,615)	1,753
Total Assets	297	489	1,084	1,299	3,060

US GAAP Shareholders' Equity (deficiency)	(2)	(4,154)	(4,085)	(5,615)	1,753
US GAAP Net (Loss)	2,343	(1,111)	(2,046)	(8,133)	(931)
US GAAP Net (Loss) per Share – Basic	0.05	(0.02)	(0.06)	(0.32)	(0.04)
US GAAP Net (Loss) per Share – Diluted	0.03	n/a	n/a	n/a	n/a
US GAAP 000's Weighted Avg Shares	51,280	47,140	36,467	25,722	24,025

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 22

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

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 10/31/05 and the most recently completed last three fiscal years ended 7/31/05, 2004, and 2003.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 7/31/04.  The section for the most recent quarter ended 10/31/05 should be read together with the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

FINANCIAL RESULTS FOR THE MOST RECENTLY COMPLETED FISCAL QUARTER ENDED 10/31/05

The quarter ended 10/31/05 marks the first quarter of the Company’s annual fiscal year ending 7/31/06. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation  As at 10/31/05, the Company's interim consolidated financial statements reflect a working capital position of $3,423,059. This represents an increase in the working capital of approximately $3,462,000 compared to the July 31, 2005 deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The cash balance at 10/31/05 was $3,609,871 compared to $98,898 as at July 31, 2005, an increase of $3,510,973. The Company used $71,910 for operating activities during the current fiscal quarter compared with $97,828 in the three months ended October 31, 2004.  The current level of spending is consistent with the prior year spending for operations. The cash resources provided by investing activities during the current fiscal quarter was $3,588,271 compared with using $8,803 in the three months ended October 31, 2004.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale. The Company used $5,388 for financing activities during the current fiscal quarter compared with $5,205 in the prior year quarter.  The current level of spending is consistent with the prior year spending for financing activities.

Investments during Most Recent Fiscal Quarter Ended 10/31/05  During the three months ended 10/31/05 the Company invested approximately $42,000 in its Indonesian oil & gas properties and recovered $30,000 from its farm out partner, GeoPetro.

Finance during Most Recent Fiscal Quarter Ended 10/31/05  During the three months ended 10/31/05 there were no Private Placements and no Stock Options or Warrants exercised. On 10/31/05, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between December 30, 2005 and April 30, 2009. On 10/31/05, the Company had warrants outstanding to purchase an aggregate of 8,895,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between July 19, 2006 and April 27, 2007.

Income during Most Recent Fiscal Quarter Ended 10/31/05  During the three months ended 10/31/05 the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition.

Expenses during Most Recent Fiscal Quarter Ended 10/31/05  Overall, the Company had income from operations during the three months ended 10/31/05 of $3,451,135 compared to a loss of $234,128 in the three months ended October 31, 2004.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition.  There were no disposals in the three months ended October 31, 2004  The Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $11,729.  In the prior fiscal period, the property write-down was $15,667.  The Company elected to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855.  General and administrative expenses decreased by $70,116 from $214,106 to $143,990 for the three months ended October 31, 2004 and 2005 respectively.  The significant changes to general and administrative expenses are as follows.  Office expenses decreased by $26,428 from $36,390 to $9,962 for the three months ended October 31, 2004 and 2005 respectively. The decrease in office expenses is mostly due to the disposal of GATB and resulting reduced operating expenses.  Foreign exchange loss and interest expense decreased by $17,373 from $23,265 to $5,892.  This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB.  Management fees decreased by $12,676 from $82,997 to $70,321.  The decrease is due to lower management fees paid out by the Company’s subsidiaries with the disposal of GATB in July 2005.  All other expense groups appear consistent with the comparative period and most decreased slightly.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 23

FINANCIAL RESULTS FOR THE COMPANY’S MOST RECENTLY COMPLETED FISCAL YEAR 2005, ENDED 7/31/05

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation  As at Fiscal Year ended 7/31/05, the Company's consolidated financial statements reflect a working capital deficit of $39,066. This represents a decrease in the working capital deficit of approximately $785,000 compared to the July 31, 2004 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the year in the form of private placements and exercise of options and warrants.  The cash balance at July 31, 2005 was $98,898 compared to $126,313 as at July 31, 2004, a decrease of $27,415.  To further improve its working capital position the company is pursuing other private placements and farm-out agreements for its properties.  See subsequent events section for details on the sale of Yapen. The Company used $889,816 for operating activities during the current fiscal year compared with $1,127,045 in the prior year. The Company used $8,599 for investing activities after joint venture contributions during the current fiscal year compared with using $29,130 in the prior year.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties. The cash resources provided by financing activities during the current fiscal year was $871,000 compared with $480,361 in the prior year.  The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $328,735 and warrant exercises of $67,500.

Investments During Fiscal Year Ended 7/31/05  During the Fiscal Year ended 7/31/05 the Company invested approximately $191,000 in its Indonesian oil & gas properties and recovered $178,000 from its farm out partner, GeoPetro.

Financing During Fiscal Year Ended 7/31/05  On 12/13/04 a Private Placement of 133,333 Units, consisting of one common share and one share purchase warrant to purchase one additional common share for $0.50 until 6 December 2006, was completed.  Proceeds to the Company were $20,000.  No finder’s fees were paid.

On 2/7/05 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 7 February 2007, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid.

On 4/18/05 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid.

On 4/ 28/05 the Company completed a private placement of 3,333,334 units of the company’s securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid a finders fee to an arm’s length party who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

During the Fiscal year ended 7/31/05 there were 2,155,490 Stock Options and 300,000 Warrants exercised, generating proceeds to the company of $396,235.

At Fiscal Year ended 7/31/05, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between December 31, 2005 and 30 April 2007.

At Fiscal Year ended 7/31/05, the Company had warrants outstanding to purchase an aggregate of 10,481,146 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 10 September 2005 and 27 April 2007.

Income - The Company had no revenue during the Fiscal year ended July 31, 2005.

Expenses During Fiscal Year Ended 7/31/05  Overall, the Company had income from operations during the Ffiscal year ended 7/31/05 of $2,342,520 compared to a loss of $1,110,737 in the prior year.  The major changes in the current period as compared with the prior year are outlined as follows.  The largest difference was the fact that the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition.  There were no disposals in the prior year, however, the Company did receive $251,869 from farm out proceeds in the prior period and recorded a gain on reduction of contingent and conditional liabilities of $328,500.  There were no such proceeds or gains in the current period.  In addition, the stock compensation expense in the current fiscal year was $803,481 compared to $469,831 in the prior year.  (During the current period, the granting of new stock options resulted in stock compensation expense of $497,775.  The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $305,706.)

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 24

After making accounting adjustments for equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $12,961.  In the prior year, the property write-down was $252,613.  General and administrative expenses decreased by $118,739 from $964,391 to $845,652 for the current fiscal years ended July 31, 2004 and 2005 respectively.  The significant changes to general and administrative expenses were lower management fees in the current year.  Management fees decreased by $155,791 from $478,331 to $322,540 for the year ended July 31, 2004 and 2005 respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. Staff Wage expense decreased to $nil from $25,163 due to the closure of the Langley office.  Investor relations costs decreased by $23,997 from $30,105 to $6,108 for the year ended July 31, 2004 and 2005 respectively.  Interest and bank charges decreased by $19,604 from $19,130 to a net recovery of $474 for the year ended July 31, 2004 and 2005 respectively.  Office expenses decreased by $18,060 from $157,935 to $139,875 for the year ended July 31, 2004 and 2005 respectively.  The decreases were offset by some increases.

The financing costs, interest on loans and foreign exchange loss line item was $74,112 compared to a gain of $39,798 lasting the prior year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables during the year as well as a one time interest charge of $44,373 relating the shares for debt transaction in the Company’s GATB subsidiary.  Professional fees increased by $31,752 from $66,311 to $98,063 for the year ended July 31, 2004 and 2005 respectively.  The increase is due to additional legal work done during the year with respect to various agreements and the increasing costs of regulatory compliance with respect to audit and accounting requirements.  Rent and utilities increased by $10,448 from $50,596 to $61,044.  This mostly relates to the company relocating offices in Jakarta.  All other expense groups appear consistent with the comparative period.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 25

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

GAT Bangkudulis Payables, Accrued & Contingent Liabilities - As at July 31, 2004, the Company's consolidated balance sheet, included in Schedule-A above, reflects total liabilities of $4,642,448. Of this total, an amount of $4,330,931 (or 93% of total liabilities) is attributable solely to the Company's majority owned GAT Bangkudulis Petroleum Co. Ltd. subsidiary ("GATB"). Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001. Of the GATB total accrued liabilities, firm payables total $875,346 (20%) shown as part of accounts payable and accrued liabilities in the financial statements and the remaining balance of $3,455,585 (80%) shown as contingent and conditional liabilities is contingent and is payable only on the conditions described below.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 26

FINANCIAL RESULTS FOR FISCAL YEAR 2003, ENDED 7/31/03   All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation - As at Fiscal year end July 31, 2003, the Company's consolidated financial statements reflect a working capital deficit of approximately $4,229,700. This represents a working capital deficit decrease of approximately $2,416,500 compared to the July 31, 2002 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements and additional farm out agreements for its properties.

Investments - During the Fiscal year ended July 31, 2003 the Company invested approximately $452,000 and $145,600 in its Indonesian oil & gas properties and capital assets respectively. The Company recovered $786,000 from its farm out partner Geopetro and received an additional $594,000 from the Yapen – Medco/Exspan farm out. In addition, as part of the China Wisdom farm out, China Wisdom as at 31 July 2003, had advanced to the Company and Geopetro US $300,000. The Company’s 60% share of this balance amounted to $180,000.  Total proceeds from China Wisdom and Medco/Exspan amounted to $774,000.

Finance - During the Fiscal Year ended July 31, 2003

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

-

1,500,000 shares were issued as finders fees in relation to the China Wisdom farm out. These shares were valued at US $300,000

-

3,000,000 and 2,000,000 share purchase options were granted during the year exercisable at $0.25 and $0.45 respectively up to 1/30.05. Each option allows the holder to acquire 1 common share of the company.

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

During the Fiscal year ended July 31, 2003 the Company incurred financing, interest and foreign exchange costs of $153,500. This is comprised of a consolidating foreign exchange adjustment of $50,500, a foreign exchange loss of $66,400 in the GATB subsidiary and interest expense of $36,600 paid by the GATB subsidiary. The consolidation adjustment of $50,500 is related to the translation of the parent company’s Canadian $ denominated into US $. The GATB foreign exchange loss of $66,400 is due to the fluctuation of the exchange rate between the Indonesian Rupiah and the US $ and its impact on accounts payable denominated in Rupiah. The Rupiah rose against the US $ during the year creating a foreign exchange loss. The interest expense of $36,600 is related to interest paid to the Company president in relation to an outstanding loan.  Amortization expense increased by approximately $17,600 from approximately $7,400 to approximately $25,000 for the years ended July 31, 2002 and 2003 respectively. The increase is due to the additional amortization of capital assets acquired during the year.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 27

ITEM - # 9   MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 28

MATERIAL EVENTS OCCURING DURING

THE LAST FISCAL YEAR ENDED 7/31/05

Bengara-II JV Subsidiary Shares Returned  Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order (see “China Wisdom Farm Out Suit Won” above) there was no response by 8/31/04. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company on 10/1/04. Also despite written demand the Company has not received the court ordered legal costs of US$ 7,700, which China Wisdom International (HK) Ltd. is ordered to pay.

Financial Advisory Contracts Terminated  On 10/19/04 the Company gave notice terminating a financial advisory agreements with the Oberon Group and with Mr. Bruce Dorfman. Stock options in the amount of 150,000 options granted with the advisory agreements will consequently expire on 1/30/05 in accordance with their terms.

Director Changes  The Company’s director Mr. Gary Wine resigned from the board and on 10/18/04 the board appointed Mr. James D. Eger to serve in his place. Further to a press release dated 5/2/05 the Company announced that Mr. David Tai Wai Yu has been appointed to the Board of Directors and shall serve as a non-executive director until the Company’s next annual meeting of shareholders.

Audited Annual Financial Statements & Annual Report Form-20F Filed on EDGAR  The Company's audited annual financial statements for fiscal year ending 7/31/04 and its annual report for the same period were filed on Form-20F on the US SEC's EDGAR on 1/26/05.

Annual General Meeting 2005  The Company's Annual General Meeting was held 1/24/05. All management proposals for action at the shareholder meeting were approved by the shareholders. Staley Okada was re-appointed as the Company's auditors for the next fiscal year.

Makapan Gas Field POD Study Commissioned  Further to a press release dated 5/5/05 the Company announced it has commissioned a group of independent geologists and engineers to prepare a Feasibility Study, Conceptual Design and Preliminary Plan of Development (POD) for its Makapan Gas Field, located within the Bengara-II Block, East Kalimantan. As of the date of this report the POD is in preparation and not yet completed.

Bengara-II Second 4-Years Exploration Period Entered  The Company's 60% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. sought and received approval of Indonesian authorities under a letter dated 20 June 2005 to enter and undertake the phase 2 exploration period of the Bengara-II PSC to complete the initial ten year PSC exploration period ending 12/4/07. The total work commitment for this period includes four exploration wells to be drilled with a total anticipated cumulative commitment of $25,000,000. To date approximately $5,200,000 has been spent against this commitment by Continental-GeoPetro (Bengara-II) Ltd. The Company is obliged to fund its 60% share of these commitments.

Shares Issued for Debt  On July 28, 2005 the Company issued 813,700 shares to a an unrelated party and creditor of one of the Company's Indonesian subsidiaries in full and final satisfaction of trade accounts payable due for work done by the creditor on the Company's Bangkudulis property. The shares were issued at a value of $0.15 each in settlement of $122,055 of debt which included $44,373 of accrued interest. No finder’s fees were paid in respect of the issue.

Bangkudulis TAC Terminated  As reported in the Company's press release dated 25 August 2005 the Technical Assistance Contract ("TAC") with Pertamina, the state oil company of the Republic of Indonesia, for the Bangkudulis Field oil and gas property was terminated on 22 August 2005 by Pertamina. The Bangkudulis TAC was the only material asset of the Company's 70% owned subsidiary Company GAT Bangkudulis Petroleum Company Ltd. The Bangkudulis TAC was one of several TAC's terminated by Pertamina who has announced plans that it is discontinuing the TAC type concession agreement in Indonesia and plans to replace it with a new type concession agreement the details of which have not yet been finalized.

Bangkudulis Subsidiary Sold  As reported in the Company's press release dated 25 August 2005 the Company announced that with effect from July 31, 2005 it has sold its entire holding of 35,000 common shares, representing a 70% stake in GAT Bangkudulis Petroleum Company Ltd., the operating company for and holder of the terminated Bangkudulis TAC, to an unrelated party for a nominal fee of $1,000. The buyer purchased the shares on an as-is, where-is basis and relieved the Company from all of its obligations as a shareholder of GATB including assumption of 70% responsibility for GATB accrued debts and liabilities as of the July 31, 2005 sale date.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 29

Private Placements Completed

•

On 12/13/04 a Private Placement of 133,333 Units, consisting of one common share and one warrant to purchase one common share at an exercise price of US$ 0.50 valid until 12/6/06, was completed.  Proceeds to the Company were US$ 20,000. No finders fees were paid on the placement.

•

On 2/7/05 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 2/7/07, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid.

•

On 4/18/05 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid.

•

On 4/28/05 the Company completed a private placement of 3,333,334 units of the companies securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid an arms length finder who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

Stock Options Exercises

•

On 1/31/05 a total of 166,666 options were exercised at a price of $0.15. Proceeds to the Company were $25,000.

•

On 2/16/05 a total of 70,588 options were exercised at a price of $0.17. Proceeds to the Company were $12,000.

•

On 3/15/05 a total of 200,000 options were exercised at a price of $0.17. Proceeds to the Company were $34,000.

•

On 4/14/05 a total of 28,236 options were exercised at a price of $0.15. Proceeds to the Company were $4,235.

•

On 4/18/05 a total of 1,250,000 options were exercised at a price of $0.15. Proceeds to the Company were $187,500.

•

On 5/5/05 a total of 100,000 options were exercised at a price of $0.15 and proceeds to the Company were $15,000.

•

On 7/28/05 a total of 340,000 options were exercised at a price of $0.15 and proceeds to the Company were $51,000.

Warrants Exercises

•

On 1/14/05 a total of 150,000 warrants were exercised at a price of $0.15. Proceeds to the Company were $22,500.

•

On 1/31/05 a total of 100,000 warrants were exercised at a price of $0.15. Proceeds to the Company were $30,000.

•

On 4/18/05 a total of 50,000 warrants were exercised at a price of $0.60. Proceeds to the Company were $30,000.

New Stock Option Grants

•

The Company granted 50,000 new incentive stock options to a consultant in 12/04. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

•

Further to a press release dated 4/18/05 the Company granted 300,000 new incentive stock options at an exercise price of $0.15 for two years.

•

Further to a press release dated 4/4/05 the Company granted a total of 4,800,000 new incentive stock options having an exercise price of $0.15 and a two-year term until 4/30/07.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 30

Stock Option Amendments

•

On 10/19/04 the Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 1/30/05 to 12/30/05. For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 1/30/06 to 12/30/05. For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 7/30/05 to 12/30/05.

•

Further to a press release dated 4/4/05 the Company amended a total of  outstanding stock options, which were extended until 7/30/06, and their exercise price amended to $0.15.

•

Further to a press release dated 4/4/05 the Company amended a total of  outstanding stock options, which were extended until 12/30/06 at no change to the exercise price of $0.15.

•

Further to a press release dated 4/4/05 the Company amended a total of  outstanding share purchase warrants were extended until 12/30/06 at no change to the exercise price of $0.15.

•

On 7/15/05 the company amended the terms of 750,000 incentive stock options having an exercise price of $0.20 per share and an expiry date of 7/30/05 were amended to have an extended expiry date of 7/30/06 and no change was made to the exercise price.

Warrant Amendments

•

On 715/05 the company amended the terms of 820,000 share purchase warrants having an exercise price of $0.15 per share and an expiry date of 7/19/05 were amended to have an extended expiry date of 7/19/06 and no change was made to the exercise price.

Warrants Expired

•

A total of 500,000 outstanding share purchase warrants expired without exercise at the end of their five-year term on 11/24/04.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 31

MATERIAL EVENTS OCCURRING SINCE THE

LAST FISCAL YEAR END 7/31/05 UNTIL THE REPORT  DATE

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Finders Agreement  On 10/10/05 the Company engaged London based Alternative Energy Finance Ltd. ("AEF") to source European and Middle Eastern investors for the Company and its projects. Under the agreement the Company is not obliged to pay AEF any fees but agreed to set stock options and to pay a successful efforts finders fee of 5% on equity investment and 2.5% on debt investment in the Company or its projects by investors brought by AEF.

Yapen Disposition  Pursuant to a farm out agreement with Maraja Yapen Energy Ltd. (“Maraja”) dated 6/28/04, Medco International Ventures Ltd. (“Medco”) farmed out a 75% share of its Yapen PSC interest to Maraja and the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.s 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 8/15/05 subsequent to fiscal year end 7/31/05. Neither the Company nor its Continental-GeoPetro (Yapen) Ltd. subsidiary realized any proceeds from the reassignment which brought Continental-GeoPetro (Yapen) Ltd.'s participating interest in the Yapen PSC to 85%. Medco continues to own 15%. Subsequent to the end of the fiscal year 7/31/05 the Company and its partner GeoPetro Resources Company sold, pursuant to a shares sale and purchase agreement dated 10/26/05, all 100% of their respective shares of their Continental-GeoPetro (Yapen) Ltd. subsidiary to Nations Energy Company Ltd., an unrelated buyer, for US$ 6,000,000 cash. The Company received its 60% share of the sales proceeds or US$ 3,600,000 at closing on 10/27/05. With the sale the Company no longer has any interest in the Yapen PSC.

Director Resignation   Mr. Stan Lichman resigned from his post of director and his resignation was accepted on 10/31/05.

Bengara-II PSC Annual Work Program and Budget for 2005  The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary submitted the Bengara-II JV's annual work program and budget to BPMigas on 11/24/05 for calendar year 2006 for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The planned work program for 2006 consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 4 exploration wells. The Company expects to raise funds to complete the Bengara-II PSC work program and budget through a combination of private placements and farm outs. The budget as submitted is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2004 Work Program
Drilling & Workover:	16,528,000	Drill 4 Exploration Wells
Geological & Geophysical (G&G):	290,000	Evaluation, interpretation, prospect generation
Exploration Administration:	854,000	Field Operations, Drilling & G&G Activities
General & Administration (G&A):	1,020,000	Office, Admin, Logistics, Allocated Overheads
Total Budget	18,692,000

Registered Office Address Change  On 11/28/05 the Registered and Records Offices of the Company was changed from 10th Floor – 595 Howe Street, Vancouver, B.C., V6C-2T5 to  #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Proposed Change of Fiscal Year End  On 11/28/05 the Company’s board proposed that the Company's fiscal year end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting.

Proposed Reduction of Deficit  On 11/28/05 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting.

Proposed New Bylaws  On 11/28/05 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 32

New Stock Option Plan Recommended On 11/28/05 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders at the Company’s January 2006 annual general meeting.  The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

a)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

b)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

c)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

d)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

e)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

f)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

g)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

h)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

i)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

j)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

k)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

l)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed  3% of the total number of the Company's issued and outstanding common shares.

m)

The maximum number of  new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed  2% of the total number of the Company's issued and outstanding common shares.

n)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

o)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 33

Warrants Expired

A total of 1,585,812 warrants expired on 9/10/05.

Options Expired

A total of 400,000 options were permitted to expire on 12/30/05 in accordance with their term.

Bonuses Authorized In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on 12/1/05 payment of cash bonuses totaling $90,000 to two executive officers.

New Stock Option Grants

On 11/18/05 a total of 50,000 new stock options having an exercise price of $0.15 and expiring 11/21/07 were granted to a consultant.

Stock Option Amendments

•

On 12/1/05 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 4/30/07 until 4/30/09. No change was made to the exercise price of the options and of  $0.15.

•

On 12/16/05 the Company extended the term of 250,000 outstanding stock options originally set to expire on 12/30/05. Of the options extended no change was made to the exercise price of the options and of the total 50,000 options have an exercise price of $0.17, 100,000 options have an exercise price of $0.15, and 100,000 options have an exercise price of $0.20.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 34

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

PSC Vendor Promissory Notes   As part of the total consideration paid the original vendors pursuant to the Company's acquisition of its interest in the Bengara-II property the Company issued three promissory notes totaling US$800,000.  As at 7/31/00, the Company had repaid the entire principal and a portion of the interest outstanding on these promissory notes.  As at the Report Date of this Annual Report US$50,000 of accrued interest remained outstanding.

Bengara-II PSC Commitments   As of the Report Date, the Bengara-II PSC is currently in its Contract Year-9 of the 10 Contract Years exploration period of the Bengara-II PSC ending 12/4/07.  Within this period the Bengara-II JV operator, the Company's 60% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., is obliged to drill 4 exploration wells and or expend at least US$ 25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area. The Company is obliged to provide its Bengara-II Joint Venture 60% share of this amount or US$ 13,800,000. A total of approximately $ 5,200,000 has been spent by Continental-GeoPetro (Bengara-II) Ltd. towards the Bengara-II PSC Work Commitment as at the Report Date of this Annual Report.

Consequences of Failure to Fund PSC Commitments  There is no guarantee the Company will be able to raise sufficient funds in a timely fashion to meet its JV share of the funds needed to meet the Work Commitment to BPMigas in its Bengara-II PSC.  Similarly, there is no guarantee that the Company's joint venture partners will be able to raise funds to meet their own JV shares of costs either or will honor their farm out obligations, if any.  The consequences of a failure or election by any JV party or farmee to not meet their respective funding requirements are discussed in the following section. In the event that the either JV is unable to raise sufficient funds to meet its respective accumulated Work Commitment then the JV will have three options.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 35

Joint Venture Contract Commitments

GeoPetro Joint Ventures - The Company is party to a joint venture contract with GeoPetro Resources Company of San Francisco, with respect to the Bengara-II Joint Venture ("JV").  The JV contract provides for the JV participants to share in all costs and benefits of the Bengara-II JV on the basis of a 60% share for the Company and a 40% share for GeoPetro subject to JV "non-consent", "sole-risk" and "default" provisions.  Each JV is obliged to meet its respective PSC work expenditure obligations. Provisions are provided that in the event either the Company or GeoPetro reduce their interest in favor of a third party the third party must become a party to the JV. Individual participants in each JV, including the Company, have certain flexibility with regard to their individual respective funding obligations to the JV as follows:

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 36

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

Dependency on PSC Contracts - The Company's principal assets are its Indonesian oil and gas properties.  The PSC contract terms contain requirements regarding quality of service, capital expenditure, legal status of concessionaires, restrictions on transfer and encumbrance of assets and other restrictions.  Any failure to comply with these arrangements could result, under certain circumstances, in the revocation of the PSC, and therefore termination of development, production, drilling and other petroleum operations.  Furthermore, all plant, property and equipment purchased by Continental-GeoPetro (Bengara-II) Ltd. for use pursuant to PSC operations becomes the property of BPMigas.  The cost of such materials may be recovered only if commercial production is established within the PSC area in accordance with provisions of the PSC.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 37

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

Risk of Future Changes in Regulatory Environment - The Indonesian Government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy, including the oil and gas industry, Indonesian business generally, investments, taxes and the capital markets.  The Bengara-II property and operations there upon, are governed by Indonesian laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters.  Any new government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and PSC contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls.  Such changes and developments could have a material adverse effect on private sector entities in general and on the Company in particular.

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 38

MATERIAL TRENDS AND UNCERTAINTIES

The Company's securities are highly speculative and trade in a specialized market of investors willing to take a large degree of risk for a possibly large reward.  World oil prices have risen to relatively high levels recently, largely on fears of supply disruption with possible terrorist acts and appears to have settled in the US$ 50 per barrel range. Given the uncertainty, world oil prices are likely to fluctuate and be volatile, possibly over a wide range,  with developments as to the resolution of the conflicts with Iraq and international terrorism proceed.

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

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects.  At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and the Company has long experience..  Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success while restricting its focus to Indonesia where its limited manpower and technical resources are already deployed. For calendar year 2006, the Company's management has set two important strategic objectives, which it hopes to accomplish during the year.  These goals, in order of priority, are:

1.

Drilling four exploratory commitment wells on the Bengara-II Property.  Funds to complete this objective shall be raised by private placement as first preference or by farm-out as second preference, or some combination thereof.

2.

Pursuing acquisition of opportunities for new oil and gas properties.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 39

ITEM - # 10   DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

The table below lists, as at the Report Date of this Annual Report, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the Report Date of this Annual Report the Company has two Non-Executive directors, Mr. Hayes and Mr. Yu and two Executive Directors Mr. McAdoo and Mr. Eger.

Table No. 8 DIRECTORS
Name	Age	Date First Appointed a Director
Richard L. McAdoo (1) (5)	51	January 1999
Paul L. Hayes, Jr. (2) (4) (5)	68	April 2003
David W.T. Yu (3) (4) (5)	50	May 2005
James D. Eger (2) (4)	55	October 2004

Notes to table:

(1)  Resident of Indonesia and citizen of the United States.

(2)  Resident and citizen of the United States.

(3)  Resident and citizen of Hong Kong.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

DIRECTORS COMMITTEES

Audit Committee - The board of directors has created an "Audit Committee" and duly appointed executive director Eger and non-executive directors Hayes and Yu to serve on the committee. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year end audit. Mr. Eger serves as the committee’s chairman.

Executive Compensation Committee - The board of directors has created an "Executive Compensation Committee" and duly appointed executive director Eger and non-executive directors Hayes and Yu serve on the committee. The Compensation Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. McAdoo  serves as the committee’s chairman.

RESUMES OF DIRECTORS

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 28 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is President of the Company. Mr. McAdoo is currently also a director, President and CEO of the Company's 60% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 40

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

David W,T, Yu is a resident of Hong Kong, and is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in Indonesia.

EXECUTIVE OFFICERS

The table below lists, as at the Report Date of this Annual Report, the names of all of the Executive Officers of the Company.  Executive Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.  The term "Executive Officers" includes and is limited to those members of management who are either President, Vice President, Secretary, Treasurer or Chairman of the Company or hold position of similar capacity in wholly owned subsidiaries.

Table No. 9 EXECUTIVE OFFICERS
Name	Age	Current Title	Date Appointed
Richard L. McAdoo (1)	51	President & CEO	November 1999
James D. Eger (2)	55	Secretary & CFO	February 2004

Notes to table:

(1)

Spends substantially full time on the affairs of the Company and its subsidiaries. He resides in Jakarta, Indonesia, and is employed under contract to Continental-GeoPetro (Bengara-II) Ltd. He is also President of the Company’s Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd.

(2)

Spends substantially full time on the affairs of the Company and resides in Dallas, TX, USA. He is employed under full time contract to the Company. He is also a director and secretary of the Company’s Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 41

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

ITEM - # 11   COMPENSATION OF OFFICERS AND DIRECTORS

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

Paul L. Hayes, Jr., Non-Executive Director   During Fiscal 2005, Mr. Hayes served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Hayes during Fiscal 2005 and does not expect to pay any cash compensation to during Fiscal 2006. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy. See ITEM-#12 for his stock options.

Stan Lichman, Non-Executive Director   During Fiscal 2005, Mr. Lichman served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Lichman during Fiscal 2005 and does not expect to pay him any compensation. Mr. Lichman resigned as a director on 10/31/05. See ITEM-#12 for his stock options.

David Yu, Non-Executive Director   During Fiscal 2005, Mr. Yu served as a Non-Executive Director of the Company since April 2005 and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Yu during Fiscal 2005 and does not expect to pay any cash compensation to Mr. Yu for his services as Non-Executive Director during Fiscal 2006. See ITEM-#12 for his stock options.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 42

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

Richard McAdoo, Director and President   Pursuant to an employment contract dated 08/01/02 with the Company’s President, Mr. Richard L. McAdoo, the Company does not pay any direct salary to Mr. McAdoo but instead reimburses his actual personal family medical insurance premiums. Instead the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays him for his services as a President of that subsidiary. The Company indirectly pays a 60% portion of his salary through its funding its 60% joint venture share of Continental-GeoPetro (Bengara-II) Ltd.  During Fiscal 2005/2004/2003, Mr. McAdoo was paid or accrued total compensation by the Continental-GeoPetro (Bengara-II) Ltd. in the amounts of  US$ 150,000, US$ 150,000, and US$ 117,500 respectively of which the Company contributed 60%.

James D. Eger, Director and VP Acting CFO   Pursuant to an employment contract dated 2/1/04 with and for the Company’s Vice President and Acting CFO, Mr. James D. Eger to provide executive management from the Company’s Dallas office at a salary of US$ 5,000 per month. On 2/1/05 his salary was increased to US$ 10,000 per month. During Fiscal 2005/2004/2003, Mr. Eger was paid or accrued total compensation by the Company in the amounts of US$90,000, US$ 30,000, and US$ 0 respectively.

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

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 43

ITEM - # 12   OPTIONS TO PURCHASE SECURITIES

FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has no formal written stock option plan in place as of the date of this Annual Report. At the Report Date of this Annual Report, the Company had 8,382,426 stock options outstanding entitling the holders to purchase 8,382,426common shares at exercise prices between $0.15 and $0.25.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the table below. Options shown in the table are effective as at the Report Date of this Annual Report and include the number of options granted to directors and executive officers as a group.  Outstanding options to other employees and consultants as a group is also shown.

Table No. 10 STOCK OPTIONS OUTSTANDING AT THE REPORT DATE
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & Officer	$0.15	12/30/06	81,176	12.8%
Richard McAdoo, Director & Officer	$0.15	4/30/07	1,000,000
James D. Eger, Director	$0.15	12/30/06	460,000	17.5%
James D. Eger, Director	$0.15	5/30/07	1,000,000
Paul L. Hayes, Director	$0.15	12/30/05	500,000	6.0%
David W.T. Yu, Director	$0.15	12/30/05	500,000	6.0%
Total Directors & Officers as a Group				46.3%
Other Optionees as a Group	$0.15 to $0.20	Various	4,841,250	57.7%
Total Stock Options Outstanding at 12/31/04			8,382,426	100.0%

At the Report Date of this Annual Report, the Company had 8,695,334 share purchase warrants outstanding entitling the holders to purchase 8,695,334 common shares at prices between US$0.15 and US$0.60. All of the share purchase warrant issued by the Company have been issued in conjunction with private placements of Company securities or loans as incentive consideration to the placee or lender. The table below lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11 SHARE PURCHASE WARRANTS OUTSTANDING
Date Issued	Number of Warrants	Warrant Exercise Price US$	Date Warrants Expire
06/09/03	1,327,000	$0.60	6/10/06
7/14/03	450,000	$0.60	7/14/06
7/19/01	820,000	$0.15	7/19/06
12/13/0	133,333	$0.50	12/06/06
9/9/02	2,365,000	$0.15	12/30/06
2/16/05	100,000	$0.50	2/16/07
4/6/05	1,400,001	$0.50	4/6/07
4/29/05	2,100,000	$0.50	4/29/07
Total	8,695,334

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 44

ITEM - # 13   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's fiscal year at 7/31/03, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

P A R T -  II

ITEM - # 14   DESCRIPTION OF SECURITIES TO BE REGISTERED

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

ITEM - # 15   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on 7/31/05, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting.

There were no changes in the Company’s internal control over financial reporting  procedures or  in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 45

ITEM - # 16   CHANGES IN SECURITIES AND CHANGES IN

SECURITY FOR REGISTERED SECURITIES

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this ITEM-#16 are not applicable. A description of the Company’s currently authorized, issued, outstanding and registered securities is made in ITEMS-#4, #5 and #12.

P A R T -  IV

ITEM - # 17   FINANCIAL STATEMENTS

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

AUDITORS

The Company’s auditors are Staley Okada & Partners (formerly Staley, Okada, Chandler & Scott), ("SOAP") Chartered Accountants, of Vancouver, British Columbia, Canada. SOAP or its predecessor firm has been the Company’s auditors since the Company’s incorporation in 1984. SOAP has been a member of the Institute of Chartered Accountants of British Columbia since 1962. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, five SOAP partners are qualified American CPA’s in good standing in the states of Illinois, Oregon, and Washington.

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

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2005 year end at 7/31/05. The cut-off Date of the auditors report for the same Fiscal 2005 financial statements is 11/23/05. The Date of this Form-20F Annual Report is 12/31/05. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2003 financial statements, on EDGAR is scheduled for 1/17/06. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditors report is 115 days. Elapsed time between the fiscal year end effective date of the financial statements and the  Date of this Annual Report is 153 days.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 46

FINANCIAL STATEMENTS ATTACHMENT & INDEX

The auditors report and audited financial statements as required under ITEM-#17 are included attached hereto, are incorporated herein as Exhibit-11 attached with this Form-20F Annual Report on the pages shown in the table of contents following.

Consolidated Financial Statements Table of Contents Attached Hereto as Exhibit-11 on Pages as Indicated Below	Page
1.Financial Statement Title Page	51
2.Management’s Responsibility For The Financial Statements	52
3.Auditor's Report, dated 11/23/05	53
4.Consolidated Balance Sheet at 7/31/05 and 7/31/04
5. Consolidated Statement of Shareholders’ Equity (Deficiency) for the Years ended July 31, 2003, 2004 and 2005
6.Consolidated Statement of Loss for the Years ended July 31, 2003, 2004 and 2005
7.Consolidated Statement of Cash Flows for the Years ended July 31, 2003, 2004 and 2005
8. Consolidated Schedule of Resource Property Costs for the Years ended July 31, 2003, 2004 and 2005
9. Notes to the Consolidated Financial Statements

ITEM - # 18 FINANCIAL STATEMENTS

The Registrant has elected to provide its financial statements pursuant to ITEM-#17.

ITEM - # 19 EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

ATTACHED EXHIBITS TITLE & CONTENTS	Page
Exhibit-1: Certificate, Memorandum & Articles of Incorporation (Incorporating previously filed documents by reference)	49
Exhibit-2: Shareholder Rights Instruments (Incorporating previously filed documents by reference)	49
Exhibit-3: Voting Trusts (Incorporating by reference to Item-4 above in this filing)	49
Exhibit-4: Material Contracts (Incorporating previously filed documents by reference)	49
Exhibit-5: Foreign Patents	49
Exhibit-6: Statement How Earnings Per Share Calculated (Incorporating by reference to Item-8 above in this filing)	49
Exhibit-7: Statement How Reported Ratios Are Calculated (Incorporating by reference to Item-8 above in this filing)	49
Exhibit-8: Parent & Subsidiaries (Incorporating by reference to Item-1 above in this filing)	49
Exhibit-9: Statement on Age of Financial Statements (Incorporating by reference to Item-17 above in this filing)	50
Exhibit-10: GLOSSARY	50
Exhibit-11: Financial Statements Attachments Pursuant to ITEM-#17:	50
Exhibit-11: Auditors Report - End Fiscal Year 2005, 7/31/05, Financial Statements	50
Exhibit-11: Financial Statements - Audited at End Fiscal Year 2005 7/31/05	50
Exhibit-11: Notes to Financial Statements - Audited at End Fiscal Year 2005 7/31/05	50
Exhibit-31: Sarbanes Oxley Act of 2002 Section 302 Certificates CFO and CEO	50
Exhibit-32: Furnished Copy of Sarbanes Oxley Act of 2002 Section 906 Certificate

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 47

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2005 year end 7/31/05, was submitted for filing electronically on the US-SEC's EDGAR system in January 2006.

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

Continental  Energy  Corporation

(Registrant)

"James D. Eger"

_______________________________________

By: James D. Eger,  Director & Acting CFO

Report Date: December 31, 2005

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 48

E X H I B I T S   1   THROUGH   11  &  31  &  32

EXHIBITS AND/OR ATTACHMENTS TO THE

Form-20F For Fiscal 2005 Ended 7/31/05 Filed In January 2006 By

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 49

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 50

CONTINENTAL ENERGY CORPORATION

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31 2005 AND 2004

U.S. FUNDS

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 51

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 52

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Continental Energy Corporation:

We have audited the accompanying consolidated balance sheets of Continental Energy Corporation (the “Company”) as at 31 July 2005 and 2004 and the related consolidated statements of operations, shareholders' deficiency, and cash flows for each of the years ended 31 July 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted audit standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 July 2005 and 2004 and the results of its operations and its cash flows for each of the years ended 31 July 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
23 November 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable.  As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations.  Our report to the shareholders dated 23 November 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
23 November 2005	CHARTERED ACCOUNTANTS

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 53

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 July
U.S. Funds
ASSETS	2005	2004
Current
Cash	$98,898	$126,313
Goods and service tax recoverable	630	9,056
Accounts receivable	1,000	-
Due from related parties (Note 9)	138,178	138,178
Prepaid expenses and deposits	21,228	76,384
	259,934	349,931
Prepaid Resource Property Costs	-	5,000
Prepaid Share Issuance Costs	-	7,500
Resource Property Costs - Schedule (Note 4)	2	3
Equipment (Note 5)	37,165	126,324
	$297,101	$488,758

LIABILITIES
Current
Accounts payable and accrued liabilities	$236,613	$1,094,663
Due to related parties (Note 9)	-	9,578
Promissory notes payable (Note 6)	50,000	50,000
Capital lease obligation - current portion (Note 7)	12,387	20,235
	299,000	1,174,476
Capital Lease Obligation (Note 7)	-	12,387
Contingent and Conditional Liabilities (Note 4b)	-	3,455,585
	299,000	4,642,448
Continued Operations (Note 1)
Commitments and Contractual Obligations (Note 12)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 8)	23,310,162	22,087,268
Contributed Surplus - Statement 2	2,206,382	1,620,005
Deficit - Statement 2	(25,518,443)	(27,860,963)
	(1,899)	(4,153,690)
	$297,101	$488,758
ON BEHALF OF THE BOARD:
"Richard L. McAdoo"
, Director
“James D. Eger”
, Director
- See Accompanying Notes -

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes
In Shareholders' Deficiency
As at 31 July
U.S. Funds
	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2002	29,286,233	$18,972,265	$116,550	$(24,703,610)	$(5,614,795)

Issuance of shares for:
Private placements	8,375,000	1,256,250	-	-	1,256,250
Exercise of warrants	5,118,625	767,794	-	-	767,794
Exercise of options	1,390,000	208,500	-	-	208,500
Finder's fee - Farm-out	1,500,000	300,000	-	-	300,000
Finder's fee - Financing	80,000	-	-	-	-
Stock-based compensation	-	-	1,061,000		1,061,000
Share issuance costs	-	(18,000)	-	-	(18,000)
Loss for the year - Statement 3	-	-	-	(2,046,616)	(2,046,616)
Balance - 31 July 2003	45,749,858	21,486,809	1,177,550	(26,750,226)	(4,085,867)

Issuance of shares for:
Exercise of warrants	3,330,554	518,333	-	-	518,333
Exercise of options	388,750	100,126	(27,376)	-	72,750
Shares issuance costs	-	(18,000)	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-
Stock-based compensation	-	-	469,831	-	469,831
Loss for the year - Statement 3	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	22,087,268	1,620,005	(27,860,963)	(4,153,690)

Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	67,500	-	-	67,500
Exercise of options	2,155,490	545,839	(217,104)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Stock-based compensation	-	-	803,481	-	803,481
Income for the year - Statement 3	-	-	-	2,342,520	2,342,520
Balance - 31 July 2005	56,427,936	$23,310,162	$2,206,382	$(25,518,443)	$(1,899)

- See Accompanying Notes -

Continental Energy Corporation					Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
U.S. Funds
	For the Years Ended 31 July
	2005		2004		2003
Expenses
Amortization	$35,544		$43,702		$24,996
Consulting	5,000		14,524		16,551
Filing fees	10,104		4,773		3,863
Financing costs, interest on loans and foreign
exchange gain and loss	74,112		(39,798)		153,545
Interest and bank charges, net	(474)		19,130		6,188
Investor relations	6,108		30,105		24,056
Management fees and medical insurance	322,540		478,331		333,675
Office expenses	139,875		157,935		109,115
Professional fees, legal, audit and translation	98,063		66,311		34,778
Rent, office maintenance and utilities	61,044		50,596		28,207
Shareholder communication and transfer agent	9,032		18,990		17,229
Telephone	24,925		29,196		23,060
Travel	59,779		65,433		44,109
Wages	-		25,163		29,346
	845,652		964,391		848,718

Loss Before the Undernoted	(845,652)		(964,391)		(848,718)
Write down of resource property costs
- Schedule 1	(12,961)		(252,613)		(16,898)
Stock-based compensation	(803,481)		(469,831)		(1,061,000)
Loss on disposal or write-down of equipment	(55,254)		(4,271)		-
Gain on disposal of GATB (Note 4b)	4,059,868		-		-
Terminated farm out agreement loss (proceeds)	-		251,869		(120,000)
Gain on reduction of contingent and conditional
liabilities	-		328,500		-

Income (Loss) for the Year	$2,342,520		$(1,110,737)		$(2,046,616)

Income (Loss) per Share - Basic	$0.05		$(0.02)		$(0.06)
Income (Loss) per Share - Diluted	$0.03	$	n/a	$	n/a

Weighted Average Number of Shares Outstanding	51,280,433		47,139,546		36,468,838

- See Accompanying Notes -

Continental Energy Corporation			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds
	For the Years Ended 31 July
Cash Resources Provided By (Used In)	2005	2004	2003
Operating Activities
Income (loss) for the year	$2,342,520	$(1,110,737)	$(2,046,616)
Items not affecting cash
Write down of resource property costs	12,961	252,613	16,898
Terminated farm out agreement loss (proceeds)	-	(251,869)	120,000
Amortization	35,544	43,702	24,996
Loss on disposal or write-down of equipment	55,254	4,271	-
Accrued interest on debt settled in shares	44,373	-	-
Gain on disposal of GATB	(4,059,868)	-	-
Gain on reduction of contingent and conditional
liabilities	-	(328,500)	-
Revaluation of contingent and conditional liabilities	(47,873)	44,318	293,022
Stock-based compensation	803,481	469,831	1,061,000
Changes in current assets and liabilities
Goods and service tax recoverable	(7,556)	(4,638)	16,564
Accounts receivable	(1,000)	-	-
Prepaid expenses and deposits	54,005	(65,808)	(7,015)
Accounts payable and accrued liabilities	(112,079)	(150,925)	(1,464,018)
Due to related parties	(9,578)	(29,303)	(639,168)
	(889,816)	(1,127,045)	(2,624,337)
Investing Activities
Prepaid resource property costs	5,000	12,000	12,000
Resource property costs	(190,960)	(635,862)	(452,326)
Property costs reimbursed by joint venturers	178,000	383,249	786,672
Proceeds from property disposal or
terminated farm out agreements	-	251,869	774,470
Proceeds from disposition of GATB	1,000	-	-
Purchase of equipment	(1,639)	(40,386)	(145,654)
	(8,599)	(29,130)	975,162
Financing Activities
Prepaid share issuance costs	7,500	18,000	18,000
Cash received in advance of share issuance	-	(92,008)	(57,992)
Capital lease obligation	(20,235)	(18,714)	51,336
Share capital issued for cash, net	883,735	573,083	2,214,544
	871,000	480,361	2,225,888

Net Increase (Decrease) Cash	(27,415)	(675,814)	576,713

Cash position - Beginning of year	126,313	802,127	225,414

Cash Position - End of Year	$98,898	$126,313	$802,127

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$25,000	$-	$-
Stock-based compensation	$803,481	$469,831	$1,061,000
Debt settlement	$122,055	$-	$-
Finder's fee - Property	$-	$-	$300,000
Assets and liabilities disposed upon GATB disposition
Current assets	$31,823	$-	$-
Current liabilites	$(682,979)	$-	$-
Contingent and conditional liabilities	$(3,407,712)	$-	$-

- See Accompanying Notes -

Continental Energy Corporation			Schedule
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
U.S. Funds
	2005	2004	2003
Indonesia
Bengara
Geological and geophysical interpretation and
evaluation	$240,009	$481,861	$418,908
Seismic acquisition and data processing	-	-	5,895
Costs for the period	240,009	481,861	424,803
Impairment	(62,009)	(98,612)	(11,130)
Joint venture reimbursement of costs	(178,000)	(383,249)	(654,673)
Net property costs for the year	-	-	(241,000)

Yapen
Geological and geophysical interpretation and
evaluation	-	-	7,500
Prepaid resource property costs	-	-	(75,000)
Costs for the period	-	-	(67,500)
Recovery (impairment)	-	-	29,809
Cost allocated on disposal	-	-	(535,024)
Joint venture reimbursement of costs	-	-	(131,999)
Net property costs for the year	-	-	(704,714)

GATB
Geological and geophysical interpretation and
evaluation (recovery)	(49,049)	154,001	95,023
Costs for the period (recovery)	(49,049)	154,001	95,023
Recovery (Impairment)	49,048	(154,001)	(95,023)
Net property costs for the year	(1)	-	-

Total Cost for the Year	190,960	635,862	452,326

Total costs reimbursed by joint venturers
for the year	(178,000)	(383,249)	(786,672)
Total write-off of costs on abandonment or
impairment for the year	(12,961)	(252,613)	(16,898)
Proceeds on disposal of oil and gas properties
for the year	-	-	(594,470)
Balance - Beginning of year	3	3	945,717
Balance - End of Year	$2	$3	$3	$

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2005 and 2004
U.S. Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years and has a working capital deficiency.  In addition, as at the year-end, the Company had insufficient funds to complete the property expenditures required on its Indonesian properties.  These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations (Note 4 and 13).

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its three subsidiaries as follows:

-

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”) (Note 4a) – 60% owned

-

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 4a) – 60% owned

-

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 4b) - 70% owned, sold 100% of the Company’s interest effective on 31 July 2005

b)

Amortization

The Company provides for amortization on its equipment as follows:

-

Furniture and field survey equipment - 50% declining balance basis with a 5 year useful life

-

Computer equipment - 50% declining balance basis with a 5 year useful life

-

Automobile under capital lease - straight line over 31 months

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

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

d)

Asset Retirement Obligations

Effective 1 August 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

e)

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

f)

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

g)

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In fiscal years prior to the year ended 31 July 2004, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

h)

Income (Loss) per Share

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

i)

Conversion of Foreign Currencies

For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

The accounts of the Company are now prepared in U.S. funds and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates;

-

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

-

Exchange gains and losses arising from these transactions are treated as period items.

j)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects.  During the year, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

k)

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

l)

Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.”  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after 1 November 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position.  The Guideline is effective 1 May 2005 for the Company.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from / to related parties, goods and service tax recoverable, accounts receivable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

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

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $5,200,000 has been spent.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being produced within the contract area. The Company considers the Bengara-II PSC contract area to be a highly promising oil, gas and condensate exploration area but does not assign any oil or gas reserves to the Bengara-II PSC. As at the end of fiscal year 31 July 2005 and as of the record date of these financial statements Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Bengara-II PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  Subsequent to year-end the company sold its interest in the Yapen subsidiary (Note 4v and13).

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Bengara and Yapen Farm-Outs

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Outs

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

In a letter agreement dated 27 October 2005 made subsequent to fiscal year ended 31 July 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av and 13).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Yapen’s current liabilities and agreed to fund 100% of the future property development costs up to commercial production.  Upon commercial production, Yapen would be required to fund 10% of the costs.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC. Medco has subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

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

During the prior fiscal year, to fulfill its obligation under the farm-out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro.

The Company together with GeoPetro were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA. In a 28 July 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice British Virgin Islands (BVI) the court declared the Farm-Out Agreement dated 3 March 2003 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of Bengara to the Company (12,000 shares) and GeoPetro (8,000 shares) by 31 August 2004.

China Wisdom defied the court order and in accordance with the court’s instructions the BVI Companies Registrar signed documents dated effective 1 October 2004 returning the said 12,000 fully paid Bengara shares to the Company restoring the Company's Bengara ownership to a total of 30,000 shares representing a 60% stake.

As at 31 July 2004, $ 719,782 had been received for payment towards the Farm-In with 60% ($551,869) and 40% ($287,913) of the proceeds being allocated to the Company and GeoPetro respectively.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005 subsequent to fiscal year end 31 July 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Subsequent to the end of the fiscal year 31 July 2005 the Company and GeoPetro sold, pursuant to a share sale and purchase agreement dated 26 October 2005, all 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds or $3,600,000 at closing.

b)

GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

GATB is party to a Technical Assistance Contract (“TAC”) dated 7 October 1996 with Pertamina, the Indonesian government’s state owned oil and gas enterprise.  The TAC grants GATB exclusive authority to conduct petroleum development and production in an area of approximately 18.63 square kilometers on the Indonesian island of Kalimantan.    Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company subsequent to the year end (received). All of GATB's liabilities and fixed assets were sold with the shares. As of fiscal year end 31 July 2005 and also as of the date of these financial statements the Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income.  The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	4,058,868
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a gain on disposition.

5. Equipment

Details are as follows:

	Costs	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Field survey equipment	$101,769	$86,366	$15,403	$73,643
Furniture	6,788	5,586	1,202	4,073
Computer equipment	21,018	15,968	5,050	7,598
	129,575	107,920	21,655	85,314
Auto - capital lease	66,510	51,000	15,510	41,010
	$196,085	$158,920	$37,165	$126,324

6. Promissory Notes Payable

In a prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable.  As at 31 July 2005, $50,000 (2004 - $50,000) of accrued interest remains outstanding.  The note holders have confirmed that no additional interest will be accrued or payable.

7. Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles.  Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$12,387
Less: Current portion	12,387
$-

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2006	12,387
$12,387

8. Share Capital

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2005, there are nil preferred shares issued or outstanding.

b)

Private Placements

On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.  The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.

c)

Shares for Debt

During the year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

d)

Stock Options

During the year, the Company granted a total of 5,150,000 new incentive stock options to directors, officers, consultants and employees.  50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share.  The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share.  The Company estimated the fair value of these options to be $497,775 on the grant date which has been recorded in the Company accounts.

During the year, the Company amended the terms of certain outstanding stock options:

-

For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.  The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

-

For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

-

For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

-

For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

The Company estimated the combined fair value of these amended options to be $305,706 which has been recorded in the Company accounts.

During the year there were 2,155,490 Stock Options exercised, generating proceeds to the company of $328,735.

Details of outstanding share purchase options are as follows:

Options	Number of shares	Price per Share	Expiry date
	500,000	$0.15	30 December 2005
	150,000	$0.17	30 December 2005
	2,512,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	5,020,000	$0.15	30 April 2007
Total outstanding and exercisable	8,932,426

e)

Warrants

During the year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15.

During the year there were 300,000 warrants exercised, generating proceeds to the company of $67,500.

Details of outstanding share purchase warrants are as follows:

Warrants	Number of shares	Price per Share	Exercise/Expiry Date
	1,585,812	$0.60	10 September 2005 (i)
	820,000	$0.15	19 July 2006
	2,565,000	$0.15	30 December 2006
	1,327,000	$0.60	10 June 2006
	450,000	$0.60	14 July 2006
	133,333	$0.50	6 December 2006
	100,000	$0.50	16 February 2007
	1,400,001	$0.50	6 April 2007
	2,100,000	$0.50	27 April 2007
	10,481,146

(i) – These warrants expired on 10 September 2005 without exercise.

f)

Stock-Based Compensation

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	117% - 140%
Risk-free interest rate	2.90% - 3.15%
Expected life of options	1.04 – 2.08 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9. Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director, or officer fees in the amount of $360,000 (2004 - $468,500; 2003 - $322,687) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $112,500 has been recorded in resource property costs.

b)

During the year, consulting fees in the amount of $Nil (2004 - $92,500; 2003 - $252,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries.

c)

During the year, interest on a personal loan of $Nil (2004 - $Nil; 2003 - $36,600) was paid to a director of the Company, by one of the Company’s subsidiaries.

d)

During the year ended 31 July 2005, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-

Nil (2004 - Nil; 2003 - 5,505,000) common shares were issued through private placements for total proceeds of $Nil (2004 - $Nil ; 2003 - $825,750)

-

100,000 (2004 - 1,550,854; 2003 - 2,281,385) common shares were issued through exercised warrants for total proceeds of $15,000 (2004 - $259,628; 2003 - $342,208)

-

1,708,824 (2004 - 168,750; 2003 - 1,290,000) common shares were issued through exercised options for total proceeds of 257,735 (2004 - $33,750; 2003 - $193,500)

e)

As at 31 July 2005, $138,178 (2004 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

f)

As at 31 July 2005, $Nil (2004 - $9,578) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

As at 31 July 2005, the Company has approximately CDN $3,432,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$683,000
2000	2007	860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	443,000
2005	2015	292,000
		$3,432,000

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

11. Segmented Information

	North America	Indonesia	Consolidated
31 July 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,792,112)	$449,592	$(2,342,520)
Identifiable assets	$240,240	$56,861	$297,101
31 July 2004
Segmented revenue	$-	$-	$-
Segmented operating loss	$617,742	$492,995	$1,110,737
Identifiable assets	$171,919	$316,839	$488,758
31 July 2003
Segmented revenue	$-	$-	$-
Segmented operating loss	$1,474,124	$572,492	$2,046,616
Identifiable assets	$763,149	$320,804	$1,083,953

12. Commitments and Contractual Obligations

a)

During the prior year, the Company entered into a consulting agreement with the Company’s Vice-President and Chief Operating Officer (“VP-CIO”) for management services at $5,000 per month for a period of 18 months expiring 31 July 2005.  During the current year, the Company amended the contract to include the capacity of Chief Financial Officer and by increasing the monthly fee to $10,000 and extending the contract expiry date to 31 December 2006.

b)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  A dispute between the Company and the Investor has arisen over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company does not believe that the issue of any more shares to the Investor is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares, worth the equivalent of $250,000.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim.

c)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling 4 exploration wells before 4 December 2007. To date Bengara has met a total of approximately $5,200,000 of this commitment.

13. Subsequent Events

Subsequent to fiscal year end 31 July 2005 the Company sold its interest in its Yapen subsidiary (Note 4av) and consequently as of the date of these financial statements the Company no longer has any interest in, entitlements to or obligations in respect of Yapen or the Yapen PSC.  The Company received its 60% share of the Yapen sale proceeds, $3,600,000 at closing.

14. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

15. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under United States GAAP, stock-based compensation expense is recorded for non-employees using a fair-value based method of accounting. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment is consistent with United States GAAP.  The effect of this difference is noted below.

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

d)

The impact of the above differences between Canadian and United States GAAP on the statement of shareholders’ equity is as follows:

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Shareholders’ equity as at 31 July 2003 - CDN basis	45,749,858	$21,486,809	$1,177,550	$(26,750,226)	$(4,085,867)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2003 - US basis	45,749,858	$21,486,809	$1,481,608	$(27,054,284)	$(4,085,867)
Shareholders’ equity as at 31 July 2004 - CDN basis	49,375,412	$22,087,268	$1,620,005	$(27,860,963)	$(4,153,690)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2004 - US basis	49,375,412	$22,087,268	$1,924,063	$(28,165,021)	$(4,153,690)
Shareholders’ equity as at 31 July 2005 - CDN basis	56,427,936	$23,310,162	$2,206,382	$(25,518,443)	$(1,899)
Compensation expense - common share stock options granted to non-employees	-	-	164,573	(164,573)	-
Compensation expense - escrow shares	-	-	139,485	(139,485)	-
Shareholders’ equity as at 31 July 2005 - US basis	56,427,936	$23,310,162	$2,510,440	$(25,822,501)	$(1,899)

e)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under United States GAAP, SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company adopted only the disclosure provisions of SFAS No. 123.

Commencing on 1 August 2003, the Company adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS No. 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

f)

Recently Adopted United States Accounting Standards

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets”, an amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.  The Company does not expect the provisions of SFAS 153 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”.  SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with

Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.

SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No.43, Chapter 4”.This statement is effective for fiscal years beginning after June 15, 2005, therefore it will become effective for the Company beginning October 1, 2006.  This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead.  In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

Dated: December 31, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 55

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

1.

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

Dated: December 31, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 56

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

Dated: December 31, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 57

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

3.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 31, 2005

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

Form 20F Annual Report - FYE 7/31/2005 -  Continental Energy Corp. -  SEC File # 0-17863

Page - 58