Form 20-F
period 2006-06-30
CONTINENTAL ENERGY CORP
filed 2007-01-16
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FOR FISCAL YEAR 2006

ENDED JUNE 30, 2006

   ___

   ___  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

        THE SECURITIES EXCHANGE ACT OF 1934

OR

   ___

   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934; for fiscal year ended 6/30/06

OR

   ___

   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

  THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION

 (Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240, USA

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares	58,007,936

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
Report Date : December 27, 2006

click here for printer-friendly PDF version

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2006 End June 30, 2006

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS	3
		Introduction and Overview
		Current Status Summary Of Oil & Gas Properties
		Plan of Operations
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES	11
		Bengara-II Property
		Yapen Property
		Bangkudulis Property
	ITEM-#3	LEGAL PROCEEDINGS	11
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY	11
		Share Capital
		Rank, Rights And Restrictions Of Share Capital
		Share Holding Distribution
	ITEM-#5	NATURE OF SHARE TRADING MARKET	13
		Trading Markets & Exchanges
		US Shareholder Interests
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS	15
	ITEM-#7	TAXATION	16
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION	17
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS	23
		Liquidity And Capital Resources
		Material Events
		Material Commitments
		Risk Factors
		Material Trends And Uncertainties
		Outlook
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	30
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	32
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	34
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	34
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	34
PART-III	ITEM-#15	CONTROLS AND PROCEDURES	35
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	35
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20f)	35
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	36
	ITEM-#19	EXHIBITS	37
		Index to Exhibits	37
		Copies and Distribution	37
		Sarbanes Oxley 302 & 906 Certifications	40
		Signature Page	42

		LIST OF EXHIBITS & ATTACHMENTS
		Exhibits-1 through Exhibit-9	38
		Exhibits-10 through Exhibit-11	39
		Exhibit-31 Sarbanes Oxley 302 Certifications	40
		Exhibit-32 Furnished Copy Sarbanes Oxley 906 Certification	42
		Attachment as Exhibit-11 & ITEM-#17 Annual Audited Financial Statements	43

---oOo---

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 2

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

Domicile & Securities Regulatory Compliance - The Company’s home country is Canada.  The Company’s host countries by virtue of listing of the Company’s common shares for trading purposes include the United States of America.  The Company’s common shares trade according to the rules and regulations of the Company’s home country securities regulatory agency, the "British Columbia Securities Commission" or "BCSC" and the applicable laws, rules and regulations of its host countries. The Company’s only share trading market is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF". The Company is a fully reporting US Securities Exchange Commission EDGAR filer.

Fiscal Year - The Company's fiscal year ends June 30th. At the Company's 1/25/06 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31, to June 30. Therefore the date of June 30, 2006 marks the new ending date of the Company's fiscal year and for this year the fiscal year shall consist of 11 months instead of 12.

Annual Report - This US Securities and Exchange Commission ("US-SEC") Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended June 30, 2006 (6/30/06 or Fiscal 2006 in the forms commonly employed herein).

Report Date - This Annual Report was prepared in December 2006. Information contained herein is current and valid as at December 27, 2006, (12/27/06) the "Report Date" except where the context specified otherwise.

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

COMMON SHARES AND TRADING MARKETS

All references herein to common shares refer to the Company's authorized share capital of "Common Shares" without Par Value unless otherwise indicated. All references herein to common shares refer to the Company's authorized share capital of "Preferred Shares" without Par Value unless otherwise indicated. The Preferred Shares are not listed or registered for trading on any exchange or trading system. The only share trading market for the Common Shares is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF".

SUBSIDIARIES

Prior to 1998 the Company conducted some business in the United States through its wholly-owned subsidiary, Continental Energy Corp., ("CEC-USA"), a Nevada Corporation, incorporated on 10/07/97 with its registered office address at Suite 260, 6121 Lakeside Drive, Reno, Nevada. Currently this subsidiary is inactive and dormant since 1998 and the Company has no short term plans to revive it.

TXX Energy Corporation   On January 16, 2006 the Company incorporated a 100%, wholly owned subsidiary in Texas named TXX Energy Corporation (“TXX”).  TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

The Company's principal resource properties are in Indonesia and held under production sharing contracts ("PSC") with BPMigas, the Indonesian state oil concession regulatory agency. BPMigas regulations and Indonesian law stipulate that no single company may hold more than one PSC at any given time. Therefore, industry practice is to create a new specific subsidiary or affiliate company to be the PSC contract signatory, holder and operator of each new PSC concession or property. The Company holds and owns interests in the following partially owned subsidiaries, each having their registered address at TrustNet Chambers, Road Town, Tortola, British Virgin Islands.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 3

•

Continental-GeoPetro (Bengara-II) Ltd. is a company incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 06/05/03and issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Bengara-II) Ltd." as originally incorporated to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." The name was changed again on 12/17/03 to "Continental-GeoPetro (Bengara-II) Ltd." Continental-GeoPetro (Bengara-II) Ltd. was incorporated expressly for the sole purpose of holding and operating a 4,867 square kilometer Indonesian petroleum exploration concession known as the "Bengara-II Block" pursuant to a 30-year Production Sharing Contract (the "Bengara-II PSC") with the Indonesian state oil concession regulating agency, BPMigas. Continental-GeoPetro (Bengara-II) Ltd. has no other business or assets and owns only a 100% undivided holding in the Bengara-II PSC. Continental-GeoPetro (Bengara-II) Ltd. is designated by BPMigas as the "Operator" entitled to and charged with the responsibility of funding and conducting petroleum exploration and production operations on the Bengara-II Block PSC area. Subsequent to year end Fiscal 2006, the Company sold 70% of its interest in Continental-GeoPetro (Bengara-II) Ltd. See section entitled “Disposition of Interest in Principal Properties” below. At the date of this report, the Company owns 9,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. representing an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. and a corresponding 18% stake in its Bengara-II PSC oil and gas exploration concession. GeoPetro Resources Company of San Francisco owns 6,000 common shares representing a 12% shareholding in Continental-GeoPetro (Bengara-II) Ltd. CNPC (Hong Kong) Ltd. (“CNPCHK”) owns 35,000 common shares representing a 70% shareholding in Continental-GeoPetro (Bengara-II) Ltd.

•

Continental-GeoPetro (Yapen) Ltd. is a company incorporated on 01/08/98under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of US$ 50,000 consisting of 50,000 common shares having par value of US$ 1.00 each. Pursuant to a name change certificate dated 09/12/02 issued by the Registrar of International Business Corporations of the British Virgin Islands the name of the company was changed from "Apex (Yapen) Ltd." as originally incorporated to "Continental Energy Yapen Ltd." Pursuant to a name change certificate dated 2/21/03 the name of the company was changed from "Continental Energy Yapen Ltd." to "Continental-GeoPetro (Yapen) Ltd." It was incorporated expressly for the sole purpose of holding and operating a 9,500 square kilometer Indonesian petroleum exploration concession known as the "Yapen Block" pursuant to a 30-year Production Sharing Contract (the "Yapen PSC") with the Indonesian state oil concession regulating agency, BPMigas. During Fiscal 2006, the Company sold all of its interest in Continental-GeoPetro (Yapen) Ltd. See section entitled “Disposition of Interest in Principal Properties” below.

•

CG Xploration Inc.  On 11/18/05 the Company incorporated a new partially owned, joint venture subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”).  See further discussion in the section below entitled "Joint Ventures".

JOINT VENTURES

Prior to the date of this report, substantially all of the Company's operations and business activities relating to the Indonesian properties were conducted under the auspices of joint ventures which exercise management and conduct petroleum exploration and production activity from the Jakarta offices of the Company’s subsidiaries named in the preceding section.

GeoPetro Joint Ventures in a farm out agreement with GeoPetro Resources Company dated 01/01/00 the Company farmed out a 40% interest in both its Yapen and Bengara-II properties. Separate Joint Ventures (the "Yapen JV" and the "Bengara-II JV") were created by separate joint operating agreements also dated effective 01/01/00 by and between the Company and GeoPetro Resources Company. According to the JOA's, the Company’s Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. subsidiaries served as the "Operator" for the joint venture and managed and conducted exploration and production activities from its Jakarta offices under the direction of a joint venture management committee. Each JV participant shared JV costs and income according to its respective percentage share ownership in the JV, which was 60/40 in the case of the Company and GeoPetro respectively. Since the Company owned the majority stake of the JV subsidiaries the Company held voting control and consolidated the accounts of the two JV subsidiaries and their collective and several respective entitlements and obligations pursuant to the Yapen PSC and the Bengara-II PSC. As of the date of this report both GeoPetro Joint Ventures have been terminated:

•

Yapen Block Exploration Joint Venture In a letter agreement dated 10/27/05 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations Energy Company Ltd. (“Nations”) (See disposition to Nations in the section entitled “Disposition of Interest in Principal Properties” below).

•

Bengara-II Block Exploration Joint Venture In a letter agreement dated 09/29/06 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Bengara-II and to terminate in its entirety the Bengara-II JOA. These terminations coincided with the sale by the Company and by GeoPetro of 70% of each of their respective shares of Bengara to CNPCHK (See disposition to CNPCHK in the section entitled “Disposition of Interest in Principal Properties” below).

•

CG Xploration Inc.  On 11/1805 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”).  The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%.CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II Production Sharing Contract (“PSC”) in Indonesia.  CGX is accounted for as a joint venture in the Company's financial statements. The Company and GeoPetro jointly control the operations of CGX in the proportions 50/50.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 4

•

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements. The Company transacts business in three currencies; Canadian Dollars, USA Dollars and Indonesian Rupiah. Herein, all references to "CDN$" refer to Canadian Dollars and all references to "$" or "US$" refer to United States Dollars, unless otherwise specified.  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar.  Herein, all references to "Rupiah" and "Rp." refer to the Indonesian currency Rupiah. The Government of Indonesia permits a floating exchange rate to determine the value of the Rupiah against the US Dollar. A substantial portion of the Company’s oil and gas property operating expenditures is transacted in Rupiah. Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years, with years 2002 – 2005 ended July 31st and 2006 ended June 30th.  the average rates for the year, and the range of high and low rates for each year. For purposes of this Table No. 1, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period. Table No. 1 also sets forth the rate of exchange of the Indonesian Rupiah against the US Dollar at the end of the past six calendar years sourced from the internet URL www.forexdirectory.net/idr.html.

Table No. 1 RELEVANT FOREIGN CURRENCY EXCHANGE RATES
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 11/30/06	1.1375	1.1474	1.1277	1.1415
Fiscal Year Ended 06/30/06	1.1588	1.2187	1.0990	1.1150
Fiscal Year Ended 07/31/05	1.20	1.2260	1.1834	1.1876
Fiscal Year Ended 07/31/04	1.33	1.3324	1.3184	1.1860
Fiscal Year Ended 07/31/03	1.50	1.59	1.33	1.41
Fiscal Year Ended 07/31/02	1.58	1.58	1.57	1.58

Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 11/30/06	9,160
Fiscal Year Ended 06/30/06	9,262
Fiscal Year Ended 07/31/05	10,175
Fiscal Year Ended 07/31/04	9,350
Fiscal Year Ended 07/31/03	8,529
Fiscal Year Ended 07/31/02	9.060

CURRENT STATUS SUMMARY OF THE COMPANY’S OIL & GAS PROPERTIES

As of the Report Date the Company owns an interest in one exploration oil and gas property pursuant to a concession from the government of the Republic of Indonesian under a production sharing contract. The property is known as the Bengara-II Block. See ITEM-#2 "Description of the Oil and Gas Properties". See also this ITEM-#1 sections "Subsidiaries" and "Joint Ventures" above.

Location - The Company’s oil and gas properties are all located within the Republic of Indonesia. The Bengara-II Block is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

Lease Hold Situation - The Company’s oil and gas properties are all held pursuant to production sharing contracts signed by the Minister of Mines and Energy of the Republic of Indonesia. The Indonesian government regulatory agency known as BPMigas regulates the production sharing contracts in Indonesia including those held by the Company which as of the  Report Date include:

The Bengara-II Concession is held pursuant to a standard terms "Production Sharing Contract" ("PSC") dated 12/04/97 and having a 30 year term. The Company’s 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary is the sole party to the PSC and owner of 100% of Bengara-II Concession rights under the PSC.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 5

Production Sharing Contract Terms, Commitments & Obligations - The Production Sharing Contract or PSC is the form by which the government of Indonesian grants oil and gas concession rights. The Indonesian government oil and gas regulatory agency known as BPMigas. All new PSC contracts are negotiated with and awarded and supervised by BPMigas. Production sharing contracts are approved by the President of the Republic of Indonesian and are signed by both the minister of mines and energy and the president of BPMigas. BPMigas refers to holders of its PSC's as production sharing "Contractors". In return for a commitment to conduct an exploration work program of specified, annual minimum expenditure monetary amounts, a "Work Program", a Contractor signing a PSC will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area. The signature feature of the PSC contract is the concept and PSC provision for "Cost Recovery".  Cost Recovery is a PSC provision which provides that any Contractor making a commercial discovery of petroleum within his PSC contract area is allowed to fully recover ALL of his prior expenditures within the contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with BPMigas and the State.

Company’s Net Ownership Position - As of the Report Date the Company owns a net interest in Indonesian oil and gas concessions or properties as follows:

The Bengara-II Block. The Company owns an 18% interest in Continental-GeoPetro (Bengara-II) Ltd., the Bengara-II PSC and the Bengara-II Block and is obligated to pay this ownership share of costs and is entitled to share this ownership interest share of all oil and gas production revenues arising from the Bengara-II Block.

Production Sharing Rights - The production sharing arrangement in respect of each of the Company’s oil and gas properties is stipulated and set forth in the respective production sharing contracts signed by the minister of mines and energy of the Republic of Indonesia. See ITEM-#1: "Leasehold Situation" above. As of the Report Date  the Company’s production sharing rights include the following.

The Bengara-II PSC provides for the Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary (“CGB2”) to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after CGB2 receiving such Cost Recovery are "split" and shared 26.7857% to CGB2 and 73.2143% to BPMigas in the case of crude oil and 62.50% to CGB2 and 37.50% to BPMigas in the case of natural gas. The Company owns an 18% shareholding interest in CGB2.

Acreage - As of the Report Date the Company owns an interest in approximately 900,000 gross acres covered by its Indonesian oil and gas properties corresponding to a "net" acreage holding of 162,000 acres according to its proportional share of ownership.

The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 the Company's Bengara-II JV operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd., made a mandatory partial relinquishment of acreage as stipulated in the Bengara-II PSC reducing the total area of the Bengara-II Block to 3,650 square kilometers or 900,000 acres. The Company's proportional 18% share ownership of the Bengara-II PSC area is 162,000 net acres.

ACQUISITION OF PRINCIPAL PROPERTIES

At the commencement of Fiscal 2006 the Company owned two principal oil and gas properties, both in Indonesia. See more detail on the properties in the section ITEM-#2: "Description of the Company’s Oil and Gas Properties" below.

Bengara-II Property Acquisition - In accordance with the "Bengara Agreement" dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental-GeoPetro (Bengara-II) Ltd.'s 100% owned Bengara-II PSC property. The Company paid an aggregate purchase price of US$1,200,000 and issued 850,000 common shares of the Company to the vendors.  The Company also agreed to fund all Continental-GeoPetro (Bengara-II) Ltd. and Bengara-II PSC cash requirements from 8/01/98.  The Bengara-II acquisition effectively closed on 6/30/99 on receipt of required securities regulatory approvals. Since acquisition, some dispositions of Bengara-II interest have been made. See section entitled "Disposition of Interest in Principal Properties" below.

Yapen Property Acquisition - In accordance with the "Yapen Agreement" dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Yapen) Ltd. from four separate vendors representing 100% of those authorized, issued and outstanding; and also representing a corresponding 100% ownership in Continental-GeoPetro (Yapen) Ltd.'s 100% owned Yapen PSC property. The Company paid an aggregate purchase price of US$150,000 and issue 1,000,000 common shares of the Company to the vendors.  The Company also agreed to fund all Continental-GeoPetro (Yapen) Ltd. and Yapen PSC cash requirements from 8/01/98.  The Yapen acquisition effectively closed on 2/28/00 on receipt of required securities regulatory approvals. Since acquisition, some dispositions of Yapen interest have been made. See section entitled "Disposition of Interest in Principal Properties" below.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 6

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

The Company has made certain dispositions of interests in its oil and gas properties.

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

In a letter agreement dated 10/27/05 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (See disposition to Nations below).

In a letter agreement dated 9/29/06 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Bengara-II and to terminate in its entirety the Bengara-II JOA. These terminations coincided with the sale by the Company and by GeoPetro of 70% of each of their respective shares of Bengara to CNPCHK (See disposition to CNPCHK below).

MEDCO/EXSPAN Farm Out of Yapen Properties - Pursuant to a farm out agreement and press release both dated 11/5/02 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the "Yapen Block" production sharing contract ("PSC") area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., will retain a fully carried 10% stake in the Yapen Block PSC. In accordance with the farm out agreement PT Exspan Yapen paid approximately US$ 570,000 to discharge Continental-GeoPetro (Yapen) Ltd. accrued liabilities up to the farm out date and shall assume the roll of Operator for the Yapen PSC. Additionally, PT Exspan Yapen has agreed to 1) pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government including an obligation to drill at least one exploration well on the Yapen PSC and 2) pay 100%, and thereby "Carry" the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental-GeoPetro (Yapen) Ltd. from the farm out until any "Plan of Development" for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities. The assignment of Yapen PSC interest to PT Exspan Yapen was approved by Indonesian national oil and gas regulatory authorities in a letter dated 2/12/03.

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

Nations Energy Company Ltd. (“Nations”) Yapen Sale -- The Company and GeoPetro sold, pursuant to a share sale and purchase agreement dated 10/26/05, 100% of their respective shares of Continental-GeoPetro (Yapen) Ltd. to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the sale proceeds or $3,600,000 at closing. From the date of this disposition the Company no longer has any interest in or rights in or obligations to Continental-GeoPetro (Yapen) Ltd. or the Yapen PSC.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 7

CNPC (Hong Kong) Ltd. (“CNPCHK”) Bengara Sale -- The Company and GeoPetro sold, pursuant to a share sale and purchase agreement dated 9/29/06, all 70% each of their respective shares of Continental-GeoPetro (Yapen) Ltd. to CNPCHK, an unrelated buyer. The Company retained an 18% interest in Bengara. To earn its 70% stake in Bengara, CNPCHK paid an Earning Obligation in cash in the amount of $18,700,000 into Bengara to be used exclusively to pay for work in the Bengara area, including the drilling of four exploratory wells and including the Company's 18% share of such costs.  CNPCHK will also pay 100% of the exploration and development work, including the Company's 18% share of such costs, until the earlier of 1) an additional amount of $41,300,000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold.  In addition, CNPCHK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the first commercial oil and gas discovery within the Bengara area.

OPERATORSHIP AND MANAGEMENT

The Company does not directly manage operations of its resource properties. Management and operatorship of each property is the responsibility of one of the Company’s subsidiary or affiliate companies and the degree of control over direct management of each property exerted by the Company is largely dependent upon the amount of participating interest held by the Company in the subsidiary or affiliate in proportion to that held by other interest holders. Other factors affecting the degree of Company’s direct control include the number of Company designated directors on the boards of the subsidiaries and affiliates and the provisions of any applicable joint venture agreements or shareholders agreements in effect. As of the Report Date  the management and control of the Company’s oil and gas properties is organized as follows.

The Bengara-II Block is owned, operated and managed by Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) The Company owns an 18% share holding interest in CGB2 and may nominate 1 of 3 directors to its board. Direct property management activity of the Bengara-II PSC and Block is exercised through CGB2 which in turn is controlled by the majority shareholder CNPCHK.

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

Exploration & Development Expenditures

The Company’s investments in, and joint venture reimbursements, from its oil and gas properties are summarized in the following table:

Table No. 2 EXPLORATION AND DEVELOPMENT EXPENDITURES
		Fiscal Year End 6/30/06	Fiscal Year End 7/31/05	Fiscal Year End 7/31/04	3 Months Ended 9/30/06	3 Months Ended 10/31/05	3 Months Ended 10/31/04
Investment (1,3)
Bengara (2)	US$	343,914	240,000	481,861	141,798	41,729	76,246
Yapen (5)	US$	-	-	-	-	-	-
Bangkudulis (2,4)	US$	-	(49,049)	154,001		-	4,421
Joint venture Reimbursements (3)
Bengara	US$	352,104	178,000	383,249	146,500	30,000	65,000
Yapen (5)	US$	-	-	-	-	-	-
Bangkudulis (4)	US$	-	-	-	-	-	-

Notes to the Table:

1. The differences in the timing of the investing activities are largely attributable to the timing of expenditures on the Indonesian properties due to the availability of cash for investment.

2. The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

3. Some differences in prior periods due to change of fiscal year end from 7/31/06 to 6/30/06.

4. The Company sold 100% of its interest in the Bangkudulis property in Fiscal 2005 on 7/31/05.

5. The Company sold 100% of its interest in the Yapen property in Fiscal 2006 on 10/26/05.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 8

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

Environmental Protection Requirements - Under the terms of its Indonesian concessions the Company’s minority owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2’) is obligated to conduct an environmental baseline study in each PSC contract area prior to commencing activities.  CGB2 is also obligated to take necessary precautions to protect ecological systems, navigation and fishing and prevent pollution of land, sea or rivers during petroleum operations.  Upon expiration, termination or relinquishment of any part of the contract area or abandonment of any field, CGB2 is obliged to remove all equipment and installations brought by CGB2 to the contract area and to perform all necessary site restoration activities required by law.  In the event CGB2 assigns its operations and interest in the contract area to another party or to BPMigas or to a BPMigas designee, then CGB2 will be released from its obligation to remove equipment and installations and restore the site further, provided that in such event CGB2 will transfer all accumulated funds reserved for such removal and restoration to BPMigas.

CGB2 is obliged to include in the annual work program and budget submission to BPMigas/Pertamina provision for and estimates of anticipated abandonment and site restoration costs for each well drilled in the contract area by CGB2.  In so doing, CGB2 ensures ultimate cost recovery from production proceeds of all such abandonment and site restoration costs that CGB2 may incur.  It is obliged to include in the requisite plan of development, submitted to BPMigas/Pertamina for each commercial discovery, provision for, and estimates of, anticipated field abandonment and field facilities site restoration costs, together with a plan for reserving funds over the productive life of a field to pay for the abandonment and restoration. These funds are included in the AWP&B for each calendar year.  CGB2 is thereby entitled to cost recovery from production proceeds of all such abandonment and site restoration costs.  See also section below ITEM-#9: "Risk Factors - Environmental Risks" for further specific discussion of specific environmental regulations applicable to CGB2's Indonesia oil and gas properties and operations.

Staffing and Employees - The Company employs and pays 100% of the costs of one full-time administrative staff in its Dallas office, its VP and acting CFO.  The Dallas office handles financial, administrative, corporate governance and securities regulatory matters.  Independent legal counsel, accountants, auditors and engineers are retained and utilized as required.

The Company’s 50% owned joint venture company, CG Xploration Inc. (“CGX”) maintains a 400 square meter office in Jakarta with a full time staff of 12 for the purposes of new venture development. Costs of running the CGX Jakarta offices, including personnel costs are shared 50/50 by the Company and the Company’s CGX joint venture partner GeoPetro Resources Company.

Currently the Company has adequate staff and personnel to carry out its exploration and development programs planned for next year. Accordingly, the Company does not anticipate any significant addition to personnel during the next year unless new projects are realized. There is no collective bargaining agreement in place with any staff.

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

USA vs. Foreign Sales/Assets - At fiscal years ended 6/30/2006, 7/31/2005, and 7/31/2004 respectively $129,775, $56,861, and $316,839 of the Company's assets were located in Indonesia and $2,387,240, $240,240, and $171,919 of the assets were located in Canada. The Company does not have any material assets in the United States.  The Company has no sales for the years ended 6/30/2006, 7/31/2005, and 7/31/2004.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 9

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2006 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2007. At the Report Date :

The Company had 6,548,334 warrants outstanding entitling the holders to purchase 6,548,334 common shares at prices between US$0.15 and $0.50. See Table No. 4 below. Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company had 6,990,000 stock options outstanding entitling the holders to purchase 6,990,000 common shares at prices between US$0.15 and US$0.40. See Table No. 4 below. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

The Company is discussing private placements and other equity offerings of its securities with investors to provide funds required for work on its properties during calendar 2007; however, there can be no assurance that any further external financings can be completed.

Uses of Funds

With its “Sale of Bengara-II Interest” (See ITEM-#9 "Material Events Occurring Since Last Fiscal Year" in ITEM-#9 “Management's Discussion And Analysis Of Financial Condition And Results Of Operations”) the Company anticipates no further cash demands for 2007 in respect of the 4-well exploration drilling program in the Bengara-II Block scheduled for 2007.

The Company intends to spend internally available funds during 2007 on the identification, evaluation and acquisition of new international oil and gas properties, particularly in Indonesia.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 10

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

ITEM - # 3   LEGAL PROCEEDINGS

Except for the following, as of the Report Date,the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company has issued a demand letter to Milner Downs Equestrian Centre Ltd. in respect of an amount of approximately $ 138,000 due the Company from the estate of deceased former director Gary R. Schell. The Company intends to pursue the claim until payment or settlement is reached.

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 11

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2006 year end on 6/30/06 the total number of common shares issued and outstanding was 57,107,936. As of the Report Date the total number of common shares issued and outstanding is 58,007,936. Zero preferred shares were issued at Fiscal 2006 year end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Table No. 3 AUTHORIZED AND ISSUED SHARE CAPITAL
Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/06	Last Unaudited Quarter End 9/30/06	At The Report Date 12/27/06
Common Shares	500,000,000	57,107,936	57,107,936	58,007,936
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are  common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 58,007,936 common shares actually issued and outstanding plus 6,548,334 outstanding unexercised warrants and plus 6,990,000 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Table No. 4 FULLY DILUTED SHAREHOLDING
Type of Security	Last Audited Year End 6/30/06	Last Unaudited Quarter End 9/30/06	At The Report Date 12/27/06
Common Shares	57,107,936	57,107,936	58,007,936
Warrants	7,368,334	6,548,334	6,548,334
Options	8,302,426	7,890,000	6,990,000
Fully Diluted Total	72,778,696	71,546,270	71,546,270

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 12

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

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Report Date CDS appears as the registered holder of 35,569,638 shares of the Company representing 61.32% of the Company’s issued and outstanding shares as at the Report Date. At the Report Date CEDE appears as the registered holder of 10,825,033 shares of the Company representing 18.66% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Share Ownership by Directors and Officers – The table below lists, as at the Report Date, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 58,007,936 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer listed in Table No.10 and Table No. 11 under Item-#12 below.

Table No. 5 SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS AT REPORT DATE
Type of Security	Name of Beneficial Owner	Number Shares, Options & Warrants Owned	% of Total Issued
Common Shares	Richard L. McAdoo (1)	6,619,158	11.4%
Common Shares	James D. Eger (2)	2,050,000	3.5%
Common Shares	David T.W. Yu (3)	7,166,668	11.9%
Common Shares	Paul L. Hayes, Jr. (4)	500,000	0.9%
Total Held by Directors/Officers as a Group		16,315,826	27.7%

Notes to Table:

1.

Director and President of the Company. The total amount of shares shown in the table includes 1,000,000 currently exercisable stock options plus 790,000 currently exercisable common share purchase warrants and 4,829,158 fully paid common shares. All securities shown are held directly.

2.

Director and CFO of the Company. The total amount of shares shown in the table includes 1,330,000 currently exercisable stock options and  720,000 fully paid common shares.  All securities shown are held directly except 20,000  shares held beneficially.

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

VSE to CDNX - The Company's common shares traded on the Canadian Venture Stock Exchange, the "CDNX" (formerly the Vancouver Stock Exchange until 11/29/99) in Vancouver, British Columbia, Canada, under the symbol "KK" between 6/24/85 and 8/10/01. The Company voluntarily delisted its common shares from trading on the CDNX and the last day the Company’s shares actually traded on the CDNX was 8/10/01.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 13

Frankfurt Stock Exchange - The Company’s common shares trade on the Frankfurt Stock Exchange, tier level three, in Germany under the symbol "CNZ" between 10/8/99 and 2/2/02 when the Company allowed its listing to lapse to inactive status due to lack of any appreciable trading volume.

OTC Bulletin Board - The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for the last eight fiscal quarters.  The closing price of the common shares on 12/27/06 was US$ 0.40.

Table No. 6 NASD OTC ELECTRONIC BULLETIN BOARD TRADING ACTIVITY
For the Period	Common Shares	High Price	Low Price	Closing Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 9/30/2006	3,588,573.325		.115	.30
Quarter Ended - 6/30/2006	1,638,968.26		.14	.14
Quarter Ended - 4/30/2006	5,493,749.35		.17	.21
Quarter Ended - 1/31/2006	1,655,047.235		.12	.20
Quarter Ended - 10/31/2005	2,992,687	0.24	0.12	0.24
Quarter Ended - 7/31/2005	1,125,950	0.18	0.10	0.14
Quarter Ended - 4/30/2005	4,345,057	0.26	0.10	0.19
Quarter Ended - 1/31/2005	4,517,726	0.21	0.08	0.13

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

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 11/27/06 the record date for the Company’s Fiscal Year 2006 annual general meeting, the Company estimates that it has in excess of 1,100 shareholders including 186 known registered shareholders.

Registered US Shareholders - On the 11/27/06 record date of the Company's annual general meeting, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 186 registered shareholders.  A total of 100 of these registered shareholders have United States of America "US" registration addresses and together they hold 3,282,248 shares representing about 5.66% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms that there are approximately 600 unregistered, "holders of record" resident in the United States, holding approximately 10,825,033 common shares.  Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 700 shareholders holding 14,107,281 common shares representing a 24.32% stake in the total amount of Company common shares currently issued and outstanding at 12/27/06.

US Shareholders Having Options and Warrants - On 12/27/06 the Company records 19 holders of 6,548,334 outstanding share purchase warrants outstanding, 2 of whom are  resident in the United States holding a combined amount of 300,000 warrants or 4.6 % of the total amount of warrants outstanding.  Warrants were issued in conjunction with private placements or loans.  All warrants are non-transferable. On 12/27/06, the Company records 16 holders of 6,990,000 outstanding incentive stock options, 7 of whom are resident in the United States holding a combined amount of 2,330,000 options or 33.3 % of the total amount of options outstanding.  Options are granted in conjunction with service as a director, employment, or contracting for services with the Company or its subsidiaries.  All options are non-transferable and expire within 90-days of termination of service, employment or contract.

ADR’s - The Company's common shares are registered to trade directly on the NASD OTC BB in the United States and not in the form of American Depository Receipts (ADR's) or similar certificates.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 14

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 15

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 16

ITEM - # 8   FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended June 30, 2006 is derived from the financial statements of the Company that have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as indicated in their auditor’s report that is included elsewhere in this Annual Report.  The selected financial data for Fiscal years ended  7/31/04 and 7/31/05  are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants. The selected financial data set forth for the Fiscal year 2003 and 2002 is derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

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

Table No. 7 SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	6/30/06	7/31/05	7/31/04	7/31/03	7/31/02
Revenue	-	-	-	-	-
Net Income (Loss)	1,923	2,181	(1,609)	(2,047)	(7,969)
Earnings (Loss) Per Share – Basic	0.03	0.04	(0.03)	(0.06)	(0.31)
Earnings (Loss) Per Share – Diluted	0.03	0.03	(0.03)	(0.06)	(0.31)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	56,661	51,280	47,140	36,469	25,722
Working Capital	2,287	(39)	(825)	(490)	(3,200)
Oil and Gas Properties	0.001	0.002	0.003	0.003	945
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	2,357	(2)	(4,154)	(4,086)	(5,615)
Total Assets	2,517	297	489	1,084	1,299
US GAAP Shareholders' Equity (deficiency)	2,357	(2)	(4,154)	(4,085)	(5,615)
US GAAP Net (Loss)	1,923	2,181	(1,609)	(2,046)	(8,133)
US GAAP Net (Loss) per Share Basic	0.03	0.04	(0.03)	(0.06)	(0.31)
US GAAP Net (Loss) per Share Diluted	0.03	0.03	(0.03)	(0.06)	(0.31)
US GAAP 000's Weighted Avg Shares	56,661	51,280	47,140	36,467	25,722

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 17

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 9/30/06 and the most recently completed last three fiscal years ended 6/30/06, 7/31/05, and 7/3105.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 7/31/05.  The section for the most recent quarter ended 9/30/06 should be read together with the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

FINANCIAL RESULTS FOR THE MOST RECENTLY COMPLETED FISCAL QUARTER ENDED 9/30/06

The quarter ended 9/30/06 marks the first quarter of the Company’s annual fiscal year ending 6/30/07. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation

As at 9/30/06, the Company's interim consolidated financial statements reflect a working capital position of $1,997,242. This represents a decrease in the working capital of approximately $289,680 compared to the 6/30/06 working capital of $2,286,922.  The cash balance at 9/30/06 was $1,972,702 compared to $2,395,727 as at 6/30/06, a decrease of $423,025.

The Company used $519,413 for operating activities during the three months ended 9/30/06 compared with $71,910 in the three months ended 10/31/06.

The cash resources provided by investing activities during the three months ended 9/30/06 was $96,388 compared with $3,588,271 in the three months ended 10/31/06.  The Company’s property expenditures have continued at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  In the current period, the Company recognized $21,000 as proceeds from the sale of 70% of its interest in the Bengara subsidiary.  The sale of the majority interest in Bengara leaves the Company with an 18% interest in Bengara.  The Company will no longer consolidate its interest and therefore the Company recognized a $75,520 adjustment on deconsolidation.  The prior year amount includes the proceeds from the Yapen sale in the amount of $3,600,000.

The cash resources provided by financing activities during the three months ended 9/30/06 was $Nil compared with $5,388 used in the three months ended 10/31/06.  There were Nil shares issued during the current or prior periods.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimise its dependence on equity capital, including the securing of joint venture partners where appropriate.

Investments during Most Recent Fiscal Quarter Ended 9/30/06

During the three months ended 9/30/06, the Company invested $141,798 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro.  The Company also invested $4,834 in equipment purchases mainly relating to computer and computer software.

Finance during Most Recent Fiscal Quarter Ended 9/30/06  .

During the three months ended 9/30/06, there were Nil Stock Options and Nil Warrants exercised.

On 9/30/06, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 7,890,000 shares at prices ranging from $0.15 to $0.40 and expiring at varying dates between 12/30/06 and 6/30/09.

On 9/30/06, the Company had warrants outstanding to purchase an aggregate of 6,548,334 shares at prices ranging from $0.15 to $0.50 and expiring at varying dates between 12/30/06 and 6/30/08.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 18

Expenses during Most Recent Fiscal Quarter Ended 9/30/06

Overall, the Company had a loss from operations during the three months ended 9/30/06 of $535,380 compared to income of $3,451,135 in the three months ended 10/31/05.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition during the prior period.  In the current period, the Company sold 70% of its interest in its Bengara subsidiary and recorded a gain of $60,324.  The Company had a loss per share of $0.01 in the first quarter of 2007 compared to income per share of $0.06 in the first quarter of 2006.  The fully diluted loss per share is $0.01 in 2007 compared to income of $0.05 in 2006.

During the three months ended 9/30/06, the Company elected to remove certain accounts payable in the amount of $91,163 off its books due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $91,163.  During the current period the Company generated $25,626 in interest income due to the large cash balance on hand.  There was no interest in the comparative period.

General and administrative expenses increased by $573,206 from $143,990 to $717,196 for the three months ended 9/30/06 and three months ended 10/31/05 respectively.  The prior year costs were very low due to the fact that the Company was short of funds.  After the Yapen sale the Company activity has picked up and therefore the costs have general and administrative costs have gone up.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $118,958 for the three months ended 9/30/06 compared to $Nil in the three months ended 10/31/05.  During the period, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $Nil for 2006.  Management fees increased by $18,822 from $72,749 to $91,571.  The increase is due to utilizing additional management staff in the Company’s Indonesian operations over the prior year and severance payments made to Bengara staff upon disposition of the Company’s Bengara subsidiary.  The company utilized more consultants in the period and therefore spent $23,754 which is an increase of $21,649 over the prior period.  Rent increased by $53,148 from $11,062 to $64,210.  The increase relates to higher premises costs in Dallas and Jakarta as well as early termination penalties for the premises in Jakarta due to the disposition of Bengara.  Travel increased by $106,902 from $12,039 to $118,941.  The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world.  Office expenses increased by $78,738 from $9,962 to $88,700. The increase in office expenses is due to the increased activity of the Company and work done prior to selling the Bengara subsidiary.  Professional fees increased by $49,356 from $11,901 to $61,257.  Investor relations expense amounted to $10,928 in the current period while there was no similar expense in the prior period due to the lack of funds.  The current period consisted of higher legal costs for various due diligence work which did not exist in the prior period.  All other expense groups appear consistent with the comparative period and most decreased slightly.

FINANCIAL RESULTS FOR THE COMPANY’S MOST RECENTLY COMPLETED FISCAL YEAR 2006, ENDED 6/30/06

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation

As at 6/30/06, the Company's consolidated financial statements reflect a working capital position of $2,286,922. This represents an increase in the working capital of approximately $2,325,988 compared to the 7/31/05 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving gross cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at 6/30/06 was $2,395,727 compared to $98,898 as at 7/31/05, an increase of $2,296,829. The Company used $1,307,858 for operating activities during the eleven months ended 6/30/06 compared with $889,816 in the year ended 7/31/05.

The cash resources provided by investing activities during the eleven months ended 6/30/06 was $3,515,074 compared with using $8,599 in the year ended 7/31/05.  The Company’s property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950.  The closing costs included payment of cash bonuses totaling $90,000 to two executive officers in recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale.

The cash resources provided by financing activities during the eleven months ended 6/30/06 was $89,613 compared with $871,000 in the year ended 7/31/05.  During the current period the company received proceeds of $102,000 for share issuances compared with $883,735 in the prior year. Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Investments during Most Recent Fiscal Year Ended 6/30/06

During the eleven months ended 6/30/06, the Company invested $343,914 in its Indonesian oil & gas properties and recovered $352,104 from its farm out partner, GeoPetro.  Of the amount invested, $114,000 relates to cash bonuses paid to the team working in the Company’s Bengara subsidiary.  GeoPetro contributed their 40% share of the bonuses.  The Company also invested $99,950 in equipment purchases mainly relating to computer and computer software.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 19

Finance during Most Recent Fiscal Year Ended 6/30/06  .

During the eleven months ended 6/30/06 there were 480,000 Stock Options and 200,000 Warrants exercised, generating proceeds to the company of $102,000. On 6/30/06, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,302,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between 7/30/06 and 4/30/09.

On 6/30/06, the Company had warrants outstanding to purchase an aggregate of 7,368,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 7/14/06 and 6/30/08.

Income during Most Recent Fiscal Year Ended 6/30/06

Overall, the Company had income from operations during the eleven months ended 6/30/06 of $1,923,117 compared to income of $2,180,617 in the year ended 7/31/05.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition during the current period.  During the prior year, the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition.  The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a gain on disposition.  The Company had income per share of $0.03 in 2006 compared to $0.04 in 2005.  The fully diluted income per share is $0.03 in 2006 compared to $0.03 in 2005.

During the eleven months ended 6/30/06, the Company recorded terminated farm out proceeds in the amount of $100,000.  This was a contribution by joint venture partner GeoPetro in relation to the costs of shares issued by the Company on the China Wisdom farm out in 2003.  There was no similar item in the prior period.  The Company recorded gain on settlement of debt of $48,850 in the current year.  This was a result of the Company negotiating a reduction of certain payables in the amount of $41,995 and the Company electing to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855.  During the current period the Company generated $75,856 in interest income due to the large cash balance on hand.  There was no interest in the comparative period.

Expenses during Most Recent Fiscal Year Ended 6/30/06

During the eleven months ended 6/30/06, the Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045 in accumulated interest.  The total of $329,045 is recorded as settlement of court judgment.  General and administrative expenses decreased by $323,469 from $1,811,036 to $1,487,567 for the year ended 7/31/05 and eleven months ended 6/30/06 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $178,564 for the eleven months ended 6/30/06 compared to $803,481 in the year ended 7/31/05.  During the period, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $155,419 for 2006 compared to $161,903 for 2005.  During the period, management wrote down a receivable of $138,178 owing from a company controlled by the estate for a deceased director and recorded it as a bad debt.  There were no bad debts recorded in the prior year.  Management fees increased by $93,092 from $322,540 to $415,632.  The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations.  The company utilized more consultants in the period and therefore spent $65,032 which is an increase of $60,032 over the prior period.  Rent increased by $6,753 from $61,044 to $67,797.  The increase relates to higher premises costs in Dallas and Jakarta.  Travel increased by $74,387 from $59,779 to $134,166.  The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world.  Office expenses decreased by $30,057 from $139,875 to $109,818. The decrease in office expenses is mostly due to the disposal of the Company’s GATB subsidiary in the prior year and resulting reduced operating expenses in the current period.  Professional fees decreased by $23,792 from $98,063 to $74,271.  The prior period consisted of higher legal costs which did not exist in the current period. Foreign exchange loss decreased by $50,435 from $74,112 to $23,677.  This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB.  All other expense groups appear consistent with the comparative period and most decreased slightly.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 20

FINANCIAL RESULTS FOR FISCAL YEAR 2005, ENDED 7/31/05   All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Current Working Capital Situation  As at Fiscal Year ended 7/31/05, the Company's consolidated financial statements reflect a working capital deficit of $39,066. This represents a decrease in the working capital deficit of approximately $785,000 compared to the 7/31/04 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the year in the form of private placements and exercise of options and warrants.  The cash balance at 7/31/05 was $98,898 compared to $126,313 as at 7/31/04, a decrease of $27,415.  To further improve its working capital position the company is pursuing other private placements and farm-out agreements for its properties.  See subsequent events section for details on the sale of Yapen. The Company used $889,816 for operating activities during the current fiscal year compared with $1,127,045 in the prior year. The Company used $8,599 for investing activities after joint venture contributions during the current fiscal year compared with using $29,130 in the prior year.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties. The cash resources provided by financing activities during the current fiscal year was $871,000 compared with $480,361 in the prior year.  The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $328,735 and warrant exercises of $67,500.

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

At Fiscal Year ended 7/31/05, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between 12/31/05 and 4/30/07.

At Fiscal Year ended 7/31/05, the Company had warrants outstanding to purchase an aggregate of 10,481,146 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 9/10/05 and 4/27/07.

Income - The Company had no revenue during the Fiscal year ended 7/31/05.

Expenses During Fiscal Year Ended 7/31/05  Overall, the Company had income from operations during the Fiscal year ended 7/31/05 of $2,180,617 compared to a loss of $1,609,125 in the prior year.  The major changes in the current period as compared with the prior year are outlined as follows.  The largest difference was the fact that the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition.  There were no disposals in the prior year, however, the Company did receive $251,869 from farm out proceeds in the prior period and recorded a gain on reduction of contingent and conditional liabilities of $328,500.  There were no such proceeds or gains in the current period.

After making accounting adjustments for equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $12,961.  In the prior year, the property write-down was $252,613.  General and administrative expenses decreased by $121,574 from $1,932,610 to $1,811,036 for the current fiscal years ended 7/31/04 and 2005 respectively.  The significant changes to general and administrative expenses were lower management fees in the current year.  Management fees decreased by $155,791 from $478,331 to $322,540 for the years ended 7/31/04 and 7/31/05  respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. During the period, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $161,903 for 2005 compared to $281,662 for 2004 which was a decrease of $119,759. Staff Wage expense decreased to $nil from $25,163 due to the closure of the Langley office.  Investor relations costs decreased by $23,997 from $30,105 to $6,108 for the years ended 7/31/04 and  7/31/05  respectively.  Interest and bank charges decreased by $19,604 from $19,130 to a net recovery of $474 for the years ended 7/31/04 and  7/31/05  respectively.  Office expenses decreased by $18,060 from $157,935 to $139,875 for the year ended 7/31/04 and 2005 respectively.  The decreases were offset by some increases.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 21

The stock compensation expense in the current fiscal year was $803,481 compared to $686,557 in the prior year which is an increase of $116,924.  (During the current period, the granting of new stock options resulted in stock compensation expense of $497,775.  The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $305,706.) The financing costs, interest on loans and foreign exchange loss line item was $74,112 compared to a gain of $39,798 lasting the prior year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables during the year as well as a one time interest charge of $44,373 relating the shares for debt transaction in the Company’s GATB subsidiary.  Professional fees increased by $31,752 from $66,311 to $98,063 for the years ended 7/31/04 and  7/31/05  respectively.  The increase is due to additional legal work done during the year with respect to various agreements and the increasing costs of regulatory compliance with respect to audit and accounting requirements.  Rent and utilities increased by $10,448 from $50,596 to $61,044.  This mostly relates to the company relocating offices in Jakarta.  All other expense groups appear consistent with the comparative period.

FINANCIAL RESULTS FOR FISCAL YEAR 2004, ENDED 7/31/04   All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation - As at 7/31/04, the Company's consolidated financial statements reflect a working capital deficit of $824,545. This represents a working capital deficit increase of $334,653 compared to the 7/31/03 deficit of $489,892.  (The 7/31/03 working capital deficit of $4,229,659 as originally disclosed in the prior year audited financial statements has been updated to reflect the reclassification of certain accounts payables and amounts due to related parties to conform with the presentation in the current year.  The decrease is due to the Company reclassifying certain contingent and conditional liabilities recorded in its GATB subsidiary in the amount of $3,455,585 for 2004 and $3,739,767 in 2003.  See “GAT Bangkudulis Payables, Accrued & Contingent Liabilities” section below for further details.  As a result of the reclassification, the accounts payable and accrued liabilities balance disclosed in the consolidated financial statements as at  7/31/03 was reduced by $3,362,767 from $4,608,355 to $1,245,588 and the amount due to related parties was reduced by $377,000 from $368,121 to a receivable of $8,879.)  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

Investments - During the year ended 7/31/04 the Company invested $635,862 in its Indonesian oil & gas properties and recovered $383,249 from its farm out partner, GeoPetro.  Under the terms of the China Wisdom agreement, the Company received proceeds in the amount $251,869 from China Wisdom during the year, representing its 60% share in Bengara.

Finance - During the year ended 7/31/04, 3,330,554 warrants were exercised resulting in the issuance of 3,330,554 common shares for total proceeds of $518,333, of which $92,008 was received prior to 7/31/03 and 388,750 options were exercised resulting in the issuance of 388,750 common shares for total proceeds of $72,750.

Income - The Company had no revenue during the year ended 7/31/04.

Expenses - Overall, year over year expenses decreased by $437,491 from $2,046,616 to $1,609,125 for the years ended 7/31/04 and 7/31/05 respectively. The major changes in the current year as compared with the prior year are outlined below.  The Company expensed $252,613 as its share of current year costs on the Oil and Gas properties compared to only $76,344 in the prior year.  The Company continues to write-off all property expenditures as incurred until such time as an active work program is commenced on the properties.  The Company did not incur any finder’s fees in the current period as compared to $300,000 in the prior year relating to the China Wisdom agreement.  The Company received $251,869 from farm out proceeds from China Wisdom compared to only $180,000 in the prior year.  The prior year finder’s fee of $300,000 less the proceeds of $180,000 have been shown as a net loss of $120,000 in the prior year column on the Consolidated Statement of Operations.  The Company recorded a gain on the reduction of some conditional payables owed to former employees of the Company’s GATB subsidiary for accrued management fees in the amount of $328,500.  These fees had been accrued in prior years as conditional liabilities and were only to be paid out if GATB established commercial oil production.  According to the agreements with the various individuals, the entitlement to any conditional fees terminated upon the individual leaving the Company.

General and administrative expenses increased by $581,903 from $1,350,707 to $1,932,610 for the years ended 7/31/04 and 7/31/05 respectively. The significant changes to general and administrative expenses are in stock compensation, financing fees, office expenses, professional fees, travel, rent and shareholder information. The stock compensation expense in the current fiscal year was $686,557 compared to $1,061,000 in the prior year which is a decrease of $374,443. During the period, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $281,662 for 2004 compared to $Nil for 2003 which was an increase of $281,662. Office costs increased from $109,115 to $157,935, professional fees increased from $34,778 to $66,311, travel increased from $44,109 to $65,433, rent increased from $28,207 to $50,596 and shareholder information increased from $10,168 to approximately $18,990 for the years ended 7/31/03 and 2004 respectively.  All other general and administrative expenses are at consistent levels compared to the previous period.  Management fees increased by $144,656 from $333,675 to $478,331 for the years ended 7/31/03 and 2004 respectively.   Additional management salaries were paid to current GATB management during the current year and one additional management position was added in the Company’s Dallas office.  The Company had an unrealized foreign exchange gain of $39,798 in the current year compared with an unrealized foreign exchange loss of $116,820 in the prior year.  As discussed in Note 3 to the consolidated financial statements, the Company is subject to foreign currency fluctuation especially on its large accounts payable balances denominated both in Indonesian Rupiah and Canadian Dollars.  The prior year foreign exchange loss combined with interest paid on loans of $36,725 represents the $153,545 on the consolidated statement of operations.  There was no interest paid on loans in the current year.  Amortization expense increased by $18,706 from $24,996 to $43,702 for the years ended 7/31/03 and 2004 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended 7/31/03. All other expense groups are consistent with the comparative period.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 22

GAT Bangkudulis Payables, Accrued & Contingent Liabilities - As at 7/31/04, the Company's consolidated balance sheet, included in Schedule-A above, reflects total liabilities of $4,642,448. Of this total, an amount of $4,330,931 (or 93% of total liabilities) is attributable solely to the Company's majority owned GAT Bangkudulis Petroleum Co. Ltd. subsidiary ("GATB"). Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001. Of the GATB total accrued liabilities, firm payables total $875,346 (20%) shown as part of accounts payable and accrued liabilities in the financial statements and the remaining balance of $3,455,585 (80%) shown as contingent and conditional liabilities is contingent and is payable only on the conditions described below.

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

ITEM - # 9   MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company has no oil or gas production, no revenues, and no internally generated income of any kind. The Company owns an oil and gas exploration concession in Indonesia.  The Company's management considers the Bengara-II Block to be a medium risk and high potential reward property.

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to focus its efforts on acquisition of oil and gas producing properties to generate revenue.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 23

MATERIAL EVENTS OCCURING DURING

THE LAST FISCAL YEAR ENDED 6/30/06

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

Yapen Disposition  Pursuant to a farm out agreement with Maraja Yapen Energy Ltd. (“Maraja”) dated 6/28/04, Medco International Ventures Ltd. (“Medco”) farmed out a 75% share of its Yapen PSC interest to Maraja and the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.’s 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 8/15/05 subsequent to fiscal year end 7/31/05. Neither the Company nor its Continental-GeoPetro (Yapen) Ltd. subsidiary realized any proceeds from the reassignment which brought Continental-GeoPetro (Yapen) Ltd.'s participating interest in the Yapen PSC to 85%. Medco continues to own 15%. Subsequent to the end of the fiscal year 7/31/05 the Company and its partner GeoPetro Resources Company sold, pursuant to a share sale and purchase agreement dated 10/27/05, all 100% of their respective shares of their Continental-GeoPetro (Yapen) Ltd. subsidiary to Nations Energy Company Ltd., an unrelated buyer, for $6,000,000 cash. The Company received its 60% share of the sales proceeds or $3,600,000 at closing. With the sale the Company no longer has any interest in the Yapen PSC.

CG Xploration Inc.  On 11/18/05 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”).  The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II Production Sharing Contract (“PSC”) in Indonesia.  CGX is accounted for as a joint venture in the Company's financial statements as the Company and GeoPetro jointly control the operations of CGX.

Bonuses Authorized  In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on 12/1/05 payment of cash bonuses totaling $90,000 to two executive officers.  The Company also paid a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.

TXX Energy Corporation   On 1/16/06 the Company incorporated a new wholly owned subsidiary in Texas named TXX Energy Corporation (“TXX”).  TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

Litigation Ended  On 1/19/06 the Company was notified that its motion for summary judgment in the case against Cornell/Yorkville was denied and Cornell/Yorkville’s motion was upheld. The Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045.36 in accumulated interest. The Company paid this amount on 2/6/06 and the case is closed. See section below entitled “Claims, Contingencies & Litigation” for further discussion.

Registered Office Address Change  On 11/28/05 the Registered and Records Offices of the Company was changed from 10th Floor – 595 Howe Street, Vancouver, B.C., V6C-2T5 to #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Registered Office Address Change Again On 2/9/06 the Registered and Records Offices of the Company was changed from #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada to #304, 20338 65th Street, Langley, B.C. V2Y 2X3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Change of Fiscal Year End  On 11/28/05 the Company’s board proposed that the Company's fiscal year end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting. The change was approved by vote of the shareholders at the AGM 1/25/06.

Reduction of Deficit  On 11/28/05 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting. The proposal was approved by vote of the shareholders at the AGM 1/25/06. The reduction of capital in the amount of C$20,796,667 was ordered by the Supreme Court of British Columbia on  3/29/06.

New Bylaws  On 2/28/05 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting. The new bylaws were approved by vote of the shareholders at the AGM 1/25/06. The new bylaws were filed with the registrar and British Columbia Ministry of Finance Corporate and Personal Property Registries issued a Notice of Articles reflecting the change on 2/16/06.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 24

New Stock Option Plan  On 11/28/05 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders at the Company’s January 2006 annual general meeting. The new stock option plan was approved by vote of the shareholders at the AGM 1/25/06. The text of the new stock option plan is as follows:

1.

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

2.

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

3.

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

4.

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

5.

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

6.

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

7.

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

8.

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

9.

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

10.

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

11.

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

12.

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

13.

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

14.

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

15.

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

16.

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

Oil & Gas Activities Report  The Company filed an annual report on its oil and gas activities under a Form-51-101F1 filing with, and as required by, Canadian securities regulators. The report may be downloaded from the SEDAR website.

Report Writer  The Company hired Alan Stone & Co LLC to prepare a research report on the Company for a fixed fee of $7,500 plus a second follow up report for $4,000.

Auditor Resignation  Staley Okada & Partners resigned as the Company’s auditor effective 6/26/06.

Retirement Settlement  The Company’s 60% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., paid $80,000 to a former employee in full and final settlement of that employee’s retirement claim. The Company paid its 60% share of the settlement amount.

Stock Options Exercises & Expiries

•

A total of 400,000 options expired on 12/30/05.

•

A total of 480,000 incentive common share stock purchase options were exercised for net proceeds to the Company of $72,000.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 25

New Stock Option Grants

•

On 11/18/05 a total of 50,000 new stock options having an exercise price of $0.15 share and expiring 11/21/07 were granted to a consultant.

•

On 6/23/06 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 6/29/07 were granted to consultants.

Stock Option Amendments

•

A total of 2,000,000 options having an exercise price of $0.15 were extended from an expiry date of 4/30/07 until 4/30/09 at no change in exercise price.

•

Also 100,000, 100,000 and 50,000 options having exercise prices of $0.15, $0.17 and $0.17 respectively and scheduled to expire 12/30/05 were extended until December 30, 2006.

•

The expiry date of 1,210,000 stock options was extended from 7/30/06 until 6/30/08 at no change to their exercise price of $0.15.

Warrant Amendments

•

The expiration dates of 1,825,000 warrants were extended from 7/19/06 until 6/30/08 at no change to their $0.15 exercise price.

•

A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 6/29/07.

Warrants Exercised and Expired

•

A total of 1,585,812 warrants expired on 9/10/05.

•

A total of 200,000 warrants were exercised for a total of $30,000 to the Company.

•

A total of 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on 6/10/06.

Restatements  The Company has restated its financial statements for the years ended 7/31/04 and 7/31/05 in order to record the fair value of share purchase warrants and stock options that were amended by the Company.

For the 2004 fiscal year, the Company recorded financing fees related to share purchase warrants where the original terms of the warrants were amended by the Company during 2004 in the amount of $281,662 and additional stock-based compensation related to stock options where the original terms of the options were amended by the Company during 2004 in the amount of $216,726.  These changes result in additional loss for the year ended 7/31/04 of $498,388 bringing the total loss for the 2004 year to $1,609,125 or a loss of $0.03 per share on a basic and fully diluted basis.

For the 2005 fiscal year, the Company recorded financing fees related to share purchase warrants where the original terms of the warrants were amended by the Company during 2005 in the amount of $161,903.  These changes result in decreasing the income for the year ended 7/31/05 by $161,903 bringing the total income for the 2005 year to $2,180,617 or income per share – basic of $0.04 and $0.03 on a fully diluted basis.

Please see note 13 of our financial statements for the period ended 6/30/06 for full details of the impact of this restatement.

MATERIAL EVENTS OCCURRING SINCE THE

LAST FISCAL YEAR END 6/30/06 UNTIL THE REPORT DATE

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

New Auditor  The Company engaged Dale Matheson Carr-Hilton Labonte LLP of Vancouver, BC, as the Company's auditors on 10/13/06.

Sale of Bengara-II Interest   On 9/29/06 the Company signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPC as per the Company's 7/11/06 press release. Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") and its 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") in East Kalimantan, Indonesia.  CNPCHK (Indonesia) Limited, ("CNPC") is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor. To earn its 70% stake in CGB2, CNPC paid an Earning Obligation in cash in the amount of US$ 18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area. CNPC shall also provide development loans up to a maximum limit of US$ 41,300,000 over and above the US$ 18,700,000 Earning Obligation to CGB2 and thereby carry all of Continental's 18% share of Bengara-II development costs on any oil or gas discoveries made for a combined total CGB2 expenditure of US$ 60,000,000. CNPC will also pay directly to Continental a cash bonus in the amount of US$ 3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area. Effective September 29, 2006, all consultant and rental contracts were terminated by CGB2 due to the sale of majority interest to CNPC.  Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.  The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 26

New Finder West Coast   The Company engaged American West Pacific Int’l Invest Corp ("AWP") of San Francisco to provide successful efforts private placement sourcing at its own risk and expense. The Company shall pay a "Finder's Fee" equal to fifteen percent (15%) of the actual cash proceeds received by the Company from the private placement subscription funds; half the said Finder's Fee (7.5%) in the form of cash and half (7.5%) in the form of Units valued at the subscription price. Additionally, in the event the Placee exercises any warrants obtained as part of the Units then the Company shall pay AWP a cash fee equivalent to ten percent (10%) of the actual cash proceeds received by the Company from the warrants exercise.

New Finder East Coast   The Company engaged Sichenzia Ross Friedman Ference LLP of New York City to source private placements and prepare related SEC filings and registration statements for the Company. The Company paid a US$ 2,500 retainer and, subject to the finder's successful efforts, the Company shall pay a flat fee of $ 27,500 upon the close of a financing plus an additional $ 10,000 on filing of a SB2 registration statement and a further $ 10,000 thirty days thereafter.

Public Relations   The Company entered into an investor relations contract with The Money Channel, for a series of weekly radio interviews to promote the Company to air from mid-November 2006 through mid-February 2007 at a flat fee of $25,000

Bengara-II Drilling Funded   CNPC paid in October 2006 its Earning Obligation under its deal to buy a 70% stake in CGB2 in cash in the amount of US$ 18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

New Jakarta Office Opened   The Company's 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary closed its Fatmawati office in Jakarta and opened a new office from 11/30/06 at 8th Floor Plaza Mutiara, Jl. Lingkar Mega Kuningan Kav. E I-2, Jakarta, 12950, Indonesia, Phone +6221-5785-2419, Fax +6221-5785-2420

Bengara-II First Drilling Tendered   The Company's 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first  of four planned wildcat exploration wells on the Bengara-II PSC, onshore East Kalimantan. CGB2. Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter. The first well of the 2006-07 drilling program shall be the Seberaba-1 exploration well which shall be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is located to test 4 different oil-prospective stratigraphic levels on a large fault closed structure evident on seismic.

Warrants Activity

•

A total of 2,000,000 share purchase warrants were amended from the original exercise price of US$ 0.50 per share to a new price of $0.40 per share and the expiry date amended from 4/6/07 to 6/30/08.

•

A total of 450,000 and 370,000 stock warrants expired on 7/14/06 and 7/19/06 respectively.

Options Activity

•

A total of 800,000 new incentive common share stock purchase options were granted. Of these a total of 500,000 were granted to a consultant having an exercise price of US$0.40 per share and expiring on 30/6/09. A total of 300,000 were granted to a consultant having an exercise price of US$0.40 per share and expiring on 6/3007.

•

A total of 600,000 incentive common share stock purchase options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from 7/30/06 until 6/30/07.

•

A total of 1,212,426 incentive common share stock purchase options expired in accordance with the terms of the agreements under which they were granted on 7/30/06.

•

A total of 900,000 incentive common share stock purchase options were exercised by holders in accordance with the terms of the agreements under which they were granted and the company realized proceeds of $135,000.

Shareholding

•

As of 12/27/06 Report Date the Company had 58,007,936 common shares issued and outstanding.

•

As of 12/27/06 Report Date the Company had 6,990,000 unexercised stock options issued and outstanding.

•

As of 12/27/06 Report Date the Company had 6,548,334 unexercised warrants issued and outstanding.

•

As of 12/27/06 Report Date the Company had Nil preferred shares issued and outstanding.

MATERIAL COMMITMENTS

A summary of the current status of all material contracts, commitments and expenditure obligations of the Company as of the date of this ANNUAL REPORT are described below.  The Company intends to meet its commitments by a combination of raising funds through placement of its securities and through farm out of promoted working interests in its Indonesian properties.  There is no guarantee the Company will be successful in raising sufficient capital and the inability to meet its obligations may have material adverse detrimental effects on the Company, its operations and its particular resource properties. See Exhibit-10B: "PSC Terms" for material commitments common to all Indonesian PSC contracts.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 27

PSC Vendor Promissory Notes   As part of the total consideration paid the original vendors pursuant to the Company's acquisition of its interest in the Bengara-II property the Company issued three promissory notes totaling US$800,000.  As at 7/31/00, the Company had repaid the entire principal and a portion of the interest outstanding on these promissory notes.

Bengara-II PSC Commitments   As of the Report Date, the Bengara-II PSC is currently in its Contract Year-10 of the 10 Contract Years exploration period of the Bengara-II PSC ending 12/4/07.  Within this period the Bengara-II JV operator, the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., is obliged to drill 4 exploration wells and or expend at least US$ 25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area. A total of approximately $ 6,393,000 has been spent by Continental-GeoPetro (Bengara-II) Ltd. towards the Bengara-II PSC Work Commitment as at the Report Date. As provided for in the sale of interest to CNPCHK (see "Sale of Bengara-II Interest" in "Material Events" section above) the Company has no further funding commitments or obligations with regard to Continental-GeoPetro (Bengara-II) Ltd. or the Bengara-II PSC for the remaining US$ 18,700,000 Work Commitment.

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 28

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 29

MATERIAL TRENDS AND UNCERTAINTIES

The Company's securities are highly speculative and trade in a specialized market of investors willing to take a large degree of risk for a possibly large reward.  World oil prices have risen to relatively high levels recently, largely on fears of supply disruption with possible terrorist acts.  Given the uncertainty, world oil prices are likely to fluctuate and be volatile, possibly over a wide range, with developments as to the resolution of the conflicts with Iraq and international terrorism proceed.

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

The future development of the properties of the Company and acquisition of new properties shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means.  The Company intends to raise required additional funds by selling equity or debt securities, until it develops or acquires cash flow from operations. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.  If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured. There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by acts of international terrorism or unforeseen political disturbances.

The Company does not know of any other trends or uncertainties that are reasonably likely to result in, material changes to its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new or disposition of existing projects.

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects.  At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation. The Company has long experience operating in Indonesia and has the advantage of local knowledge to facilitate definition and acquisition of prospective acreage.   Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success.

For calendar year 2007, the Company's management has set two important strategic objectives, which it hopes to accomplish during the year.  These goals, in order of priority, are:

1.

Drilling four exploratory commitment wells on the Bengara-II Property.  Funds to complete this objective were secured and are in place as a result of the Sale of Bengara-II Interest to CNPC (Hong Kong) Ltd.

2.

Pursuing acquisition of new oil and gas properties particularly ones with existing production or short term development to production.

ITEM - # 10   DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

The table below lists, as at the Report Date, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the Report Date the Company has two Non-Executive directors, Mr. Hayes and Mr. Yu and two Executive Directors Mr. McAdoo and Mr. Eger.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 30

Table No. 8 DIRECTORS
Name	Age	Date First Appointed a Director
Richard L. McAdoo (1) (5) (6)	52	January 1999
Paul L. Hayes, Jr. (2) (4) (5)	69	April 2003
David T.W. Yu (3) (4) (5)	51	May 2005
James D. Eger (2) (4) (6)	56	October 2004

Notes to table:

(1)  Resident of Indonesia and citizen of the United States.

(2)  Resident and citizen of the United States.

(3)  Resident and citizen of Hong Kong.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

(5)  Members of the Reserves Committee of the Board of Directors.

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

Executive Compensation Committee - The board of directors has created an "Executive Compensation Committee" and duly appointed executive director McAdoo and non-executive directors Hayes and Yu serve on the committee. The Compensation Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. McAdoo serves as the committee’s chairman.

Reserves Committee - The board of directors has created a "Reserves Committee" and duly appointed executive directors McAdoo and Eger to serve on the committee. The Reserves Committee is charged with the responsibility of oversight of the Company's oil and gas reserves and activity reporting in compliance with Canadian regulatory practices un National Instrument 51.

RESUMES OF DIRECTORS

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degree in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 28 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is President of the Company. Until 9/29/06 Mr. McAdoo  was also a director, President and CEO of the Company's 60% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd.

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 31

David T.W. Yu is a resident of Hong Kong, and is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in Indonesia.

EXECUTIVE OFFICERS

The table below lists, as at the Report Date, the names of all of the Executive Officers of the Company.  Executive Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.  The term "Executive Officers" includes and is limited to those members of management who are either President, Vice President, Secretary, Treasurer or Chairman of the Company or hold position of similar capacity in wholly owned subsidiaries.

Table No. 9 EXECUTIVE OFFICERS
Name	Age	Current Title	Date Appointed
Richard L. McAdoo (1)	52	President & CEO	November 1999
James D. Eger (2)	56	Vice President, CFO & Secretary	February 2004

Notes to table:

 (1)  Spends substantially full time on the affairs of the Company and its subsidiaries. He resides in Jakarta, Indonesia, and is employed under contract to Continental-GeoPetro (Bengara-II) Ltd. He is also CXO Chief Exploration Officer and a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd. He is also President of the Company’s 50% owned Indonesian joint venture company CG Xploration Inc. in Jakarta

(2) Spends substantially full time on the affairs of the Company and resides in Dallas, TX, USA. He is employed under full time contract to the Company.

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

ITEM - # 11   COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company does not provide cash compensation to its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director of the Company, including committee participation and/or special assignments. During Fiscal 2006, the Company did not pay or accrue any salary, fees or other cash compensation directly or indirectly to any director of the Company solely for their services as directors to the Company. The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors. Refer to ITEM-#13.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 32

Non-Executive Director Compensation

Non-Executive Directors are those directors not paid for their service as a director and also not employed or paid by the Company in any capacity such as officer or consultant.

Paul L. Hayes, Jr., Non-Executive Director   During Fiscal 2006, Mr. Hayes served as a Non-Executive Director of the Company and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Hayes during Fiscal 2006 and does not expect to pay any cash compensation to during Fiscal 2007. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy. See ITEM-#12 for his stock options.

Stan Lichman, Non-Executive Director   During Fiscal 2006, Mr. Lichman served as a Non-Executive Director of the Company and was not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Lichman during Fiscal 2006 and does not expect to pay him any compensation. Mr. Lichman resigned as a director on 10/31/05. See ITEM-#12 for his stock options.

David T.W. Yu, Non-Executive Director   During Fiscal 2006, Mr. Yu served as a Non-Executive Director of the Company since April 2005 and is not entitled to cash compensation for such services.  The Company did not pay any cash compensation of any kind to Mr. Yu during Fiscal 2006 and does not expect to pay any cash compensation to Mr. Yu for his services as Non-Executive Director during Fiscal 2007. See ITEM-#12 for his stock options.

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

Richard McAdoo, Director and President   Pursuant to an employment contract dated 8/01/02 with the Company’s President, Mr. Richard L. McAdoo, the Company does not pay any direct salary to Mr. McAdoo but instead reimburses his actual personal family medical insurance premiums. Instead the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary pays him for his services as a President of that subsidiary. During Fiscal 2006/2005/2004 the Company indirectly paid a 60% portion of his salary, bonuses and accommodations through its funding its 60% joint venture share of Continental-GeoPetro (Bengara-II) Ltd.  During Fiscal 2006/2005/2004, Mr. McAdoo was paid or accrued total compensation by the Continental-GeoPetro (Bengara-II) Ltd. in the amounts of US$ 137,500, US$ 150,000, and US$ 150,000 respectively.  During the current year, Mr. McAdoo was paid a US$ 60,000 bonus in recognition of exceptional service to the Company and its shareholders in his capacity and influence in concluding the Yapen sale to Nations Energy.  The Company paid a bonus of US$ 30,000 to Mr. McAdoo in recognition of valuable service to the Company’s Bengara subsidiary.  In addition, during the period, the Company provided accommodations for Mr. McAdoo in Indonesia at a cost of US$ 33,000 (2005 - US$ 36,000; 2004 - US$ 26,000).

Subsequent to the year-end, Mr. McAdoo was paid US$ 37,500 by Continental-GeoPetro (Bengara-II) Ltd. as a 3 month severance payment due to the sale of Bengara to CNPCHK.

James D. Eger, Director and VP Acting CFO   Pursuant to an employment contract dated 2/1/04 with and for the Company’s Vice President and Acting CFO, Mr. James D. Eger to provide executive management from the Company’s Dallas office at a salary of US$ 5,000 per month. On 2/1/05 his salary was increased to US$ 10,000 per month. During Fiscal 2006/2005/2004, Mr. Eger was paid or accrued total compensation by the Company in the amounts of US$ 110,000, US$ 90,000, and US$ 30,000 respectively.  During the current year, Mr. Eger was paid a US$ 30,000 bonus in recognition of exceptional service to the Company and its shareholders in his capacity and influence in concluding the Yapen sale to Nations Energy.

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

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 33

ITEM - # 12   OPTIONS TO PURCHASE SECURITIES

FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has a  formal written stock option plan that was adopted at the Company’s AGM on 1/25/06   At the Report Date, the Company had 6,990,000 stock options outstanding entitling the holders to purchase 6,990,000 common shares at exercise prices between $0.15 and $0.40.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the table below. Options shown in the table are effective as at the Report Date and include the number of options granted to directors and executive officers as a group.  Outstanding options to other employees and consultants as a group is also shown.

Table No. 10 STOCK OPTIONS OUTSTANDING AT THE REPORT DATE
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total

Richard McAdoo, Director & Officer	$0.15	4/30/09	1,000,000	14.3%
James D. Eger, Director	$0.15	6/29/08	330,000	19.1%
James D. Eger, Director	$0.15	4/30/09	1,000,000
Paul L. Hayes, Director	$0.15	6/29/08	500,000	7.1%
David T.W. Yu, Director	$0.15	4/30/07	500,000	7.1%
Total Directors & Officers as a Group
Other Optionees as a Group	$0.15 to $0.40	Various	3,660,000	52.4%
Total Stock Options Outstanding at 12/27/06			6,990,000	100.0%

At the Report Date, the Company had 6,548,334 share purchase warrants outstanding entitling the holders to purchase 6,548,334 common shares at prices between US$0.15 and US$0.50. All of the share purchase warrants issued by the Company have been issued in conjunction with private placements of Company securities or loans as incentive consideration to the placee or lender. The table below lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11 SHARE PURCHASE WARRANTS OUTSTANDING
Date Warrants Issued	Number of Warrants Outstanding	Warrants Exercise Price US$	Date Warrants Expire
6/9/03	990,000	$0.15	30-Dec-06
4/6/05	66,667	$0.50	6-Apr-07
12/13/04	100,000	$0.50	29-Apr-07
9/9/02	133,333	$0.15	29-Jun-07
2/16/05	100,000	$0.15	29-Jun-07
4/6/05	1,333,334	$0.15	29-Jun-07
7/19/03	2,935,000	$0.40	30-Jun-08
4/29/05	100,000	$0.15	30-Jun-08
7/14/03	790,000	$0.15	30-Jun-08

ITEM - # 13   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's fiscal year at  6/30/06  there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

P A R T -  II

ITEM - # 14   DESCRIPTION OF SECURITIES TO BE REGISTERED

Debt Securities to be Registered.

This Form-20F filing is made as an annual report and matters ordinarily required to be disclosed pursuant to this sub-heading of this ITEM-#14 are not applicable. A description of the Company’s currently registered securities is made in ITEM-#4, ITEM-#5 and ITEM-#12.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 34

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

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on 6/30/06 concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

P A R T -  IV

ITEM - # 17   FINANCIAL STATEMENTS

For its 7/31/02 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.  Accordingly, all prior years' figures presented have been recast in the U.S. currency through a "translation of convenience" whereby all amounts appearing are restated from Canadian to U.S. currency using the exchange rate prevailing at 7/31/01. The accounts of the Company are now prepared in U.S. dollars and the Company’s Canadian operations are translated into U.S. dollars under the temporal method. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

AUDITORS

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, BC, as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board.

Previously, Staley, Okada & Partners, Chartered Accountants, of Vancouver, British Columbia, Canada were the Company’s auditors since the Company’s incorporation in 1984.

AUDITS, REPORTING, FINANCIAL STATEMENTS AND THEIR APPLICABILITY

The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the company and its majority owned subsidiaries. During the course of the Company’s fiscal year management prepares unaudited quarterly consolidated financial statements as at September 30, December 31 and March 31 which are filed with British Columbia Securities Commission within 60 days of the quarter’s end.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 35

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

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2006 year end at 6/30/06. The cut-off Date of the auditors report for the same Fiscal 2006 financial statements is  11/27/06 . The Report Date of this Form-20F Annual Report is 12/27/06. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2006 financial statements, on EDGAR is scheduled for  1/12/07 . Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditors report is 150  days. Elapsed time between the fiscal year end effective date of the financial statements and the Report Date is 180  days.

FINANCIAL STATEMENTS ATTACHMENT & INDEX

The auditors report and audited financial statements as required under ITEM-#17 are included attached hereto, are incorporated herein as Exhibit-11 attached with this Form-20F Annual Report on the pages shown in the table of contents following.

ITEM - # 18 FINANCIAL STATEMENTS

The Registrant has elected to provide its financial statements pursuant to ITEM-#17.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 36

ITEM - # 19 EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2006 year end 6/30/06, was submitted for filing electronically on the US-SEC's EDGAR system in  January 2007.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F Fiscal 2006 year end 6/30/06 annual report on its behalf.

Continental  Energy  Corporation

(Registrant)

"James D. Eger"

_______________________________________

By: James D. Eger,  Director & CFO

 Report Date: December 27, 2006

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 37

E X H I B I T S   1   THROUGH   11  &  31  &  32

EXHIBITS AND/OR ATTACHMENTS TO THE

Form-20F For Fiscal 2006 Ended 7/31/05 Filed In December 2006 By

CONTINENTAL ENERGY CORPORATION

E X H I B I T  -  1  :  CERTIFICATE, MEMORANDUM & ARTICLES OF INCORPORATION.

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 38

E X H I B I T  -  10 : GLOSSARY

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

E X H I B I T  -  11 : AUDITED ANNUAL FINANCIAL STATEMENTS

Annual audited financial statements are attached hereto after the exhibits as referenced in Item-17 above.

E X H I B I T  -  12 TO 30:      (INTENTIONALLY LEFT BLANK)

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 39

E X H I B I T  -  31 : SARBANES OXLEY ACT OF 2002 SECTION 302 CEO AND CFO CERTIFICATIONS

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

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

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

Dated: December 27, 2006

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 40

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

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

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

Dated: December 27, 2006

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 41

E X H I B I T  -  32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2006 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 27, 2006

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2006 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 27, 2006

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 42

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2006 and 31 July 2005

Expressed in U.S. dollars

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 43

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Continental Energy Corporation

We have audited the consolidated balance sheet of Continental Energy Corporation as at June 30, 2006 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the period then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at July 31, 2005 and for the years ended July 31, 2005 and 2004 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated November 23, 2005 (except for Note 13 which is as of December 18, 2006).

“DMCL”

Vancouver, Canada                                                                           Dale Matheson Carr-Hilton LaBonte LLP

November 27, 2006 (except for Note 13 which is as of December 18, 2006)

      Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA

-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated November 27, 2006 (except for Note 13 which is as of December 18, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

Vancouver, Canada                                                                           Dale Matheson Carr-Hilton LaBonte LLP

November 27, 2006 (except for Note 13 which is as of December 18, 2006)             Chartered Accountants

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 44

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Continental Energy Corporation:

We have audited the accompanying consolidated balance sheets of Continental Energy Corporation (the “Company”) as at 31 July 2005 and the related consolidated statements of operations, shareholders' deficiency, and cash flows for each of the years ended 31 July 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 July 2005 and the results of its operations and its cash flows for each of the years ended 31 July 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
23 November 2005, (except for Note 13 which is dated 18 December 2006)	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable.  As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations.  Our report to the shareholders dated 23 November 2005 (except as to Note 13 which is dated 18 December 2006), is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
23 November 2005 (except for Note 13 which is dated 18 December 2006)	CHARTERED ACCOUNTANTS

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 45

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
	30 June	31 July
	2006	2005
		Restated
ASSETS		(Note 1 & 13)
Current
Cash	$2,395,727	$98,898
Other receivables	3,951	630
Accounts receivable	-	1,000
Due from related parties (Note 7c)	-	138,178
Prepaid expenses and deposits	47,058	21,228
	2,446,736	259,934
Resource Property Costs (Note 4)	1	2
Equipment (Note 5)	70,278	37,165
	$2,517,015	$297,101

LIABILITIES
Current
Accounts payable and accrued liabilities	$159,814	$286,613
Capital lease obligation	-	12,387
	159,814	299,000

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 1, 6 & 13)	10,063,516	23,434,025
Contributed Surplus - Statement 2 (Note 1 & 13)	2,998,183	2,742,810
Deficit - Statement 2 (Note 1 & 13)	(10,704,498)	(26,178,734)
	2,357,201	(1,899)
	$2,517,015	$297,101

Going Concern (Note 1)
Commitments and Contractual Obligations (Note 10)
Subsequent Events (Note 12)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

“James D. Eger”
, Director

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 46

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Consolidated Statement of Shareholders’ Equity (Deficiency)

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2003	45,749,858	$21,486,809	$1,177,550	$(26,750,226)	$(4,085,867)

Issuance of shares for:
Exercise of warrants	3,330,554	560,751	(42,418)	-	518,333
Exercise of options	388,750	100,126	(27,376)	-	72,750
Shares issuance costs	-	(18,000)	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-
Financing fees - warrants	-	-	281,662	-	281,662
Stock-based compensation	-	-	686,557	-	686,557
Loss for the year - Statement 3	-	-	-	(1,609,125)	(1,609,125)
Balance - 31 July 2004 - Restated (Note 1 & 13)	49,375,412	22,129,686	2,075,975	(28,359,351)	(4,153,690)

Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	82,923	(15,423)	-	67,500
Exercise of options	2,155,490	611,861	(283,126)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Financing fees - warrants	-	-	161,903	-	161,903
Stock-based compensation	-	-	803,481	-	803,481
Income for the year - Statement 3	-	-	-	2,180,617	2,180,617
Balance - 31 July 2005 - Restated (Note 1 & 13)	56,427,936	23,434,025	2,742,810	(26,178,734)	(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	(15,648)	-	30,000
Exercise of options	480,000	134,962	(62,962)	-	72,000
Financing fees - warrants	-	-	155,419	-	155,419
Stock-based compensation	-	-	178,564	-	178,564
Reduction in capital (Note 1)	-	(13,551,119)	-	13,551,119	-
Income for the period - Statement 3	-	-	-	1,923,117	1,923,117
Balance - 30 June 2006	57,107,936	$10,063,516	$2,998,183	$(10,704,498)	$2,357,201

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 47

Continental Energy Corporation			Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
	For the Eleven	For the	For the
	Months Ended	Year Ended	Year Ended
	30 June	31 July	31 July
	2006	2005	2004
		Restated	Restated
		(Note 1 & 13)	(Note 1 & 13)
Expenses
Amortization	$66,837	$35,544	$43,702
Bad debt (Note 7c)	138,178	-	-
Consulting	65,032	5,000	14,524
Filing fees	11,464	10,104	4,773
Financing fees - warrants (Note 6e & f)	155,419	161,903	281,662
Foreign exchange loss (gain)	23,677	74,112	(39,798)
Interest and bank charges (recovery)	4,687	(474)	19,130
Investor relations	13,127	6,108	30,105
Management fees (Note 7)	415,632	322,540	478,331
Office expenses	109,818	139,875	157,935
Professional fees	74,271	98,063	66,311
Rent, office maintenance and utilities	67,797	61,044	50,596
Shareholder communication and transfer agent	8,981	9,032	18,990
Stock-based compensation (Note 6d & f)	178,564	803,481	686,557
Telephone	19,917	24,925	29,196
Travel	134,166	59,779	65,433
Wages	-	-	25,163
	1,487,567	1,811,036	1,932,610

Loss Before the Undernoted	(1,487,567)	(1,811,036)	(1,932,610)
Gain on settlement of debt	48,850	-	-
Gain on disposal of GATB (Note 4b)	-	4,059,868	-
Gain on disposal of Yapen (Note 4av)	3,506,833	-	-
Gain on reduction of contingent liabilities	-	-	328,500
Interest Income	75,856	-	-
Loss on disposal or write-down of equipment	-	(55,254)	(4,271)
Settlement of court judgment	(329,045)	-	-
Terminated farm out proceeds	100,000	-	251,869
Recovery (write-down) of resource property costs (Note 4)	8,190	(12,961)	(252,613)
Income (Loss) for the Period	$1,923,117	$2,180,617	$(1,609,125)

Income (Loss) per Share - Basic	$0.03	$0.04	$(0.03)
Income (Loss) per Share - Diluted	$0.03	$0.03	$(0.03)

Weighted Average Number of Shares Outstanding - Basic	56,661,170	1,280,433	47,139,546
Weighted Average Number of Shares Outstanding - Diluted	69,270,906	69,350,779	47,139,546

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 48

Continental Energy Corporation			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
	For the Eleven	For the	For the
	Months Ended	Year Ended	Year Ended
	30 June	31 July	31 July
	2006	2005	2004
		Restated	Restated
Cash Resources Provided By (Used In)		(Note 1 & 13)	(Note 1 & 13)
Operating Activities
Income (loss) for the period	$1,923,117	$2,180,617	$(1,609,125)
Items not affecting cash
Accrued interest on debt settled for shares	-	44,373	-
Amortization	66,837	35,544	43,702
Bad debt	138,178	-	-
Financing fees - warrants (Note 6e & f)	155,419	161,903	281,662
Gain on settlement of debt	(48,850)	-	-
Gain on disposal of GATB	-	(4,059,868)	-
Gain on disposal of Yapen	(3,506,833)	-	-
Gain on reduction of contingent liabilities	-	-	(328,500)
Loss on disposal or write-down of equipment	-	55,254	4,271
Revaluation of contingent and conditional liabilities	-	(47,873)	44,318
Stock-based compensation (Note 6d & f)	178,564	803,481	686,557
Terminated farm out proceeds	(100,000)	-	(251,869)
Recovery (write-down) of resource property costs (Note 4)	(8,190)	12,961	252,613
Changes in non cash working capital items
Other receivables	(3,321)	(7,556)	(4,638)
Accounts receivable	1,000	(1,000)	-
Prepaid expenses and deposits	(25,830)	54,005	(65,808)
Accounts payable and accrued liabilities	(77,949)	(112,079)	(150,925)
Due to related parties	-	(9,578)	(29,303)
	(1,307,858)	(889,816)	(1,127,045)
Investing Activities
Prepaid resource property costs	-	5,000	12,000
Resource property costs	(343,914)	(190,960)	(635,862)
Resource property costs reimbursed by joint venturers	352,104	178,000	383,249
Proceeds from terminated farm out agreement	100,000	-	251,869
Proceeds from disposition of GATB, net	-	1,000	-
Proceeds from disposition of Yapen, net	3,506,834	-	-
Purchase of equipment, net of recovery	(99,950)	(1,639)	(40,386)
	3,515,074	(8,599)	(29,130)
Financing Activities
Prepaid share issuance costs	-	7,500	18,000
Cash received in advance of share issuance	-	-	(92,008)
Capital lease obligation	(12,387)	(20,235)	(18,714)
Share capital issued for cash, net	102,000	883,735	573,083
	89,613	871,000	480,361

Net Increase (Decrease) in Cash	2,296,829	(27,415)	(675,814)

Cash position - Beginning of period	98,898	126,313	802,127

Cash Position - End of Period	$2,395,727	$98,898	$126,313

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$-	$25,000	$-
Debt settlement	$-	$122,055	$-
Assets and liabilities disposed upon GATB disposition
Current assets	$-	$31,823	$-
Current liabilites	$-	$(682,979)	$-
Contingent and conditional liabilities	$-	$(3,407,712)	$-

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 49

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 25 January 2006 the Company’s shareholders approved that the Company's fiscal year-end be changed from 31 July to 30 June.

On 28 November 2005 the Company’s board proposed that the Company petition a British Columbia (“BC”) court to reduce the deficit attributable to such prior years as the court may allow.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.  On 29 March 2006, the BC court approved a reduction in the capital of the Company in the amount of $13,551,119 (CDN$20,796,667).

On 18 November 2005 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”).  The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II Production Sharing Contract (“PSC”) in Indonesia (Note 4).  CGX has been accounted for as a joint venture in these financial statements as the Company and GeoPetro jointly control the operations of CGX.

On 16 January 2006 the Company incorporated a new wholly owned subsidiary in Texas named TXX Energy Corporation (“TXX”).  TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable.

The Company has restated its financial statements for the years ended 31 July 2004 and 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company in those years (Note 13).

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as indicated in Note 14, they also comply, in all material respects, with United States generally accepted accounting principles.  All amounts in these financial statements are expressed in United States dollars.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 50

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

2,

Significant Accounting Policies – Continued

b)

Consolidation

These consolidated financial statements include the accounts of the Company and its two subsidiaries and one joint venture company as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned

•

TXX Energy Corporation (“TXX”), incorporated in the state of Texas – 100% owned (Inactive)

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware which has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of two former subsidiaries as follows:

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”), incorporated in the British Virgin Islands (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold

All intercompany transactions are eliminated upon consolidation.

c)

Equipment

The Company provides for amortization on its equipment as follows:

•

Automobiles under capital lease - straight line over 31 months

•

Computer equipment and software - 50% declining balance basis

•

Furniture and field survey equipment - 50% declining balance basis

d)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

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

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 51

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

2.

Significant Accounting Policies – Continued

d)

Oil and Gas Properties – Continued

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

e)

Asset Retirement Obligations

Effective 1 August 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

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

g)

Share Capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 52

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

2.

Significant Accounting Policies – Continued

h)

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

i)

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

j)

Conversion of Foreign Currencies

The accounts of the Company are prepared in U.S. dollars and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets at historical rates;

•

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

•

Exchange gains and losses arising from these transactions are expensed during the period incurred.

k)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects.  During the period, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

l)

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 53

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

2.

Significant Accounting Policies – Continued

m)

Impairment of Long-Lived Assets

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts receivable and accounts payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.  The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.

Resource Property Costs

Details of oil and gas properties are as follows:

	31 July 2005 Balance	Exploration & Development (Recovery)	Reimbursed by Venture	Recovery (Impairment)	30 June 2006 Balance
Bengara	$1	$343,914	$(352,104)	$8,190	$1
Yapen	1	(1)	-	-	-
	$2	$343,913	$(352,104)	$8,190	$1

	31 July 2005 Balance	Exploration & Development (Recovery)	Reimbursed by Venture	Recovery *(Impairment)	31 July 2005 Balance
Bengara	$1	$240,009	$(178,000)	$(62,009)	$1
Yapen	1	-	-	-	1
GATB	1	(49,049)	-	49,048	-
	$3	$190,960	$(178,000)	$(12,961)	$2

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 54

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

4.

Resource Property Costs – Continued

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of operations are the results of operations of both subsidiaries from the date of acquisition and forward for Bengara and up to 26 October 2005 for Yapen (Note 4av).

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

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $6,100,000 has been spent as of 30 June 2006.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being generated within the contract area. The Company considers the Bengara-II PSC contract area to be a promising oil, gas and condensate exploration area but to date has not identified any resource. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the carrying value of the Bengara-II PSC property to $1 in the fiscal year ended 31 July 2003.  The Company continues to evaluate expenditures for impairment and writes off impaired costs in the period when such determinations are made.

Subsequent to 30 June 2006, the Company entered into a farm-out agreement that would reduce its interest in Bengara to 18% (Note 12).

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS, which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  During the period, the Company sold its interest in the Yapen subsidiary (Note 4av).

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 55

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Yapen – Continued

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1 in the fiscal year ended 31 July 2003.

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties are retained.

Bengara and Yapen Farm-Outs

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Out

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

In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC.  Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

The agreement was terminated during the 2004 fiscal year due to China Wisdom’s default and failure to fulfill its drilling obligations under the farm-out agreement.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 56

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

During the current period, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out.  This has been recorded as terminated farm out proceeds in the statement of operations.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

 This transaction resulted in a gain of $3,506,833 net of associated costs, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

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

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company during the period. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 57

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

4.

Resource Property Costs – Continued

b)

GAT Bangkudulis Petroleum Company Ltd. – Continued

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

5.

Equipment

Details are as follows:

	Costs	Accumulated Amortization	30 June 2006 Net Book Value
Automobiles	$66,510	$66,510	$-
Computer equipment	117,904	57,618	60,286
Field survey equipment	104,883	95,527	9,356
Furniture	6,788	6,152	636
	$296,085	$225,807	$70,278

	Costs	Accumulated Amortization	31 July 2005 Net Book Value
Automobiles	$66,510	$51,000	$15,510
Computer equipment	21,018	15,968	5,050
Field survey equipment	101,769	86,366	15,403
Furniture	6,788	5,586	1,202
	$196,085	$158,920	$37,165

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 58

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

6.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 30 June 2006, there are no preferred shares issued or outstanding.

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

c)

Shares for Debt

During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

d)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.   Options granted must be exercised within a period as determined by the Company's board of directors.   Options vest on the grant date unless otherwise determined by the Company's board of directors.   The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

New Stock Option Grants

On 23 June 2006 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants.  The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations.

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant.  The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 59

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

6.

Share Capital – Continued

d)

Stock Options – Continued

Prior Year Stock Option Grants

During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees.  50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share.  The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share.  The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

During the 2004 fiscal year, the Company granted a total of 5,200,000 stock options to directors, officers, employees and consultants at exercise prices of $0.20 and $0.25.  The Company calculated the fair value of these options to be $469,831 on the grant date which was charged to operations.

New Stock Option Amendments

On 22 June 2006 the Company extended the term of 500,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 22 June 2006 the Company extended the term of 710,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006.  Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

The Company calculated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

Prior Year Stock Option Amendments

During the 2005 fiscal year, the Company amended the terms of certain outstanding stock options:

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

For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 60

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

6.

Share Capital – Continued

d)

Stock Options – Continued

For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

The Company estimated the combined fair value of these amended options to be $305,706 which was charged to operations.

During the 2004 fiscal year, the Company amended the terms of certain outstanding stock options:

For 3,235,000 options the Company extended the term from 30 July 2004 to 31 December 2005 with no change to the exercise price of $0.15.

The Company estimated the combined fair value of these amended options to be $216,726 which was charged to operations.

Total outstanding and exercisable

During the period there were 480,000 Stock Options exercised, generating proceeds to the Company of $72,000.

Details of outstanding share purchase options are as follows:

	Number of options	Weighted average exercise price per share
Options outstanding, July 31, 2005	8,932,426	$0.15
Options granted	250,000	0.15
Options exercised	(480,000)	0.15
Options cancelled	(400,000)	0.15
Options outstanding, June 30, 2006	8,302,426	$0.15

As at June 30, 2006, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	1,062,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	100,000	$0.15	30 December 2006
	150,000	$0.17	30 December 2006
	2,960,000	$0.15	30 April 2007
	200,000	$0.15	29 June 2007
	1,080,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
Total outstanding and exercisable	8,302,426

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 61

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

6.

Share Capital – Continued

e)

Warrants

New Warrant Amendments

During the period, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price.  A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007.

The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

Prior Year Warrant Amendments

During the 2005 fiscal year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15.  The Company also extended the term of 820,000 outstanding share purchase warrants from 19 July 2005 and 19 July 2006 with no change to the exercise price of $0.15.

The Company estimated the combined fair value of these amended warrants to be $161,903 which was charged to operations.

During the 2004 fiscal year, the Company amended the exercise price from $0.30 to $0.15 for 2,356,666 share purchase warrants with no amendment made to the term of the warrants which expire on 10 September 2005.  The Company extended the term of 1,555,000 share purchase warrants for an additional year until 30 July 2005. No change was made to the exercise price of $0.15.  The Company amended the exercise price of 435,000 share purchase warrants during the second year ending 10 June 2005 from $0.30 to $0.15. No change was made to the exercise price of $0.60 for the third year of the warrants ending 10 June 2006.

The Company estimated the combined fair value of these amended warrants to be $281,662 which was charged to operations.

Total outstanding and exercisable

During the current period, a total of 200,000 common share purchase warrants having an exercise price of $0.15 per share were exercised for net proceeds to the Company of $30,000.  In addition, 1,585,812 and 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on 10 September 2005 and 10 June 2006 respectively.

Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	450,000	$0.60	14 July 2006
	370,000	$0.15	19 July 2006
	990,000	$0.15	30 December 2006
	66,667	$0.50	6 April 2007
	2,100,000	$0.50	29 April 2007
	1,566,667	$0.15	29 June 2007
	1,825,000	$0.15	30 June 2008
	7,368,334

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 62

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

6.

Share Capital – Continued

f)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2006	31 July 2005	31 July 2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	95% - 140%	117% - 140%	118% - 148%
Risk-free interest rate	2.90% - 4.44%	2.90% - 3.15%	1.24% - 2.79%
Expected life of options (years)	1.02 – 3.42	1.04 – 2.08	1.23 - 1.67

The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2006	31 July 2005	31 July 2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	95%	117% - 127%	113% - 135%
Risk-free interest rate	4.41%	3.03% - 3.15%	2.75% - 3.26%
Expected life of warrants (years)	1.00 – 2.00	1.00 – 1.75	0.58 – 1.58

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the period, management, director, or officer fees in the amount of $247,500 (2005 - $360,000; 2004 - $468,500) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $103,125 has been recorded in resource property costs.  The Company paid bonuses totalling $90,000 to two directors during the year as a result of the Yapen sale (Note 4av) and paid a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.  In addition, during the period, the Company provided accommodations for a director of the Company in Indonesia at a cost of $33,000 (2005 - $36,000; 2004 - $26,000).  This amount has been included in rent expense.

b)

During the period, consulting fees in the amount of $Nil (2005 - $Nil; 2004 - $92,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries and included in resource property costs.

c)

During the period, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director.  Management intends to pursue the full amount of the receivable until payment or settlement is reached.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 63

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

7.

Related Party Transactions – Continued

d)

During the period, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-

200,000 (2005 - 100,000; 2004 - 1,550,854) common shares were issued through exercised warrants for total proceeds of $30,000 (2005 - $15,000; 2004 - $259,628)

-

330,000 (2005 - 1,708,824; 2004 - 168,750) common shares were issued through exercised options for total proceeds of $49,500 (2005 - $257,735; 2004 - $33,750)

e)

As at 30 June 2006, $Nil (2005 – $Nil; 2004 - $9,578) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Income Taxes

As at 30 June 2006, the Company has approximately CDN $2,810,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
2000	2007	$860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	444,000
2005	2015	352,000
		$2,810,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The significant components of the Company’s Canadian future tax assets are as follows:

	30 June 2006	31 July 2005

Non-capital loss carry-forwards	$893,923	$999,498
Resource property exploration expenditures	616,521	564,402
Property, plant and equipment	212,777	182,226
	1,723,222	1,746,127
	(1,723,222)	(1,746,127)
	$-	$-

In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 64

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

9.

Segmented Information

	North America	Indonesia	Consolidated
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015
31 July 2005 (Restated – Note 1 & 13)
Segmented revenue	$-	$-	$-
Segmented income (loss) (ii)	$2,630,209	$(449,592)	$2,180,617
Identifiable assets	$240,240	$56,861	$297,101
31 July 2004 (Restated – Note 1 & 13)
Segmented revenue	$-	$-	$-
Segmented loss	$(1,116,130)	$(492,995)	$(1,609,125)
Identifiable assets	$171,919	$316,839	$488,758

i)

The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s Yapen subsidiary during the period (Note 4av) as well as terminated farm-out proceeds of $100,000.

ii)

The income for North America for the year ended 31 July 2005 includes a gain of $4,059,868 from the disposition of the Company’s GATB subsidiary during the prior year (Note 4b).

10.

Commitments and Contractual Obligations

a)

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

b)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling of 4 exploration wells before 4 December 2007. As of 29 September 2006, Bengara has incurred approximately $6,300,000 of this commitment (Note 12).

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 65

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

12.

Subsequent Events

Subsequent to fiscal year end 30 June 2006:

a)

The Company sold 70% of its 60% interest in Continental-GeoPetro (Bengara-II) Ltd. ("Bengara") and its Bengara-II PSC to CNPC (Hong Kong) Limited (“CPNC-HK”) on September 29, 2006. The Company retained an 18% shareholding of Bengara.

To earn its 70% stake in Bengara, CNPC-HK paid an Earning Obligation in cash in the amount of $18,700,000 into Bengara to be used exclusively to pay for work in the Bengara area, including the drilling of four exploratory wells and including the Company's 18% share of such costs.  CNPC-HK will also pay 100% of the exploration and development work, including the Company's 18% share of such costs, until the earlier of 1) an additional amount of $41,300,000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold.  In addition, CNPC-HK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the first commercial oil and gas discovery within the Bengara area.

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of majority interest to CNPC-HK.  Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.

b)

A total of 900,000 stock options were exercised generating proceeds to the Company of $135,000.

c)

A total of 800,000 stock options were granted. A total of 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 June 2009.  A total of 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 June 2007.

d)

A total of 600,000 stock options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from 30 July 2006 until 30 June 2007.

e)

1,212,426 stock options expired on 30 July 2006.

f)

A total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 6 April 2007 to 30 June 2008.

g)

450,000 and 370,000 share purchase warrants expired on 14 July 2006 and 19 July 2006 respectively.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 66

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

13.

Restatements

The Company has restated its financial statements for the years ended July 31, 2004 and 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company, as disclosed in Note 6d & e.

	31 July 2005
Balance Sheet	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	23,310,162	123,863	23,434,025
Contributed Surplus	2,206,382	536,428	2,742,810
Deficit	(25,518,443)	(660,291)	(26,178,734)

	Year Ended 31 July 2005
Income Statement	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	161,903	161,903
Income for the year	2,342,520	(161,903)	2,180,617
Income per share – basic	0.05	(0.00)	0.04
Income per share - diluted	0.03	(0.00)	0.03

	31 July 2004
Balance Sheet	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	22,087,268	42,418	22,129,686
Contributed Surplus	1,620,005	455,970	2,075,975
Deficit	(27,860,963)	(498,388)	(28,359,351)

	Year Ended 31 July 2004
Income Statement	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	281,662	281,662
Stock-based compensation	469,831	216,726	686,557
Loss for the year	(1,110,737)	(498,388)	(1,609,125)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.03)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and  Exchange Commission (“SEC”).

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 67

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

14.

Differences between Canadian and United States GAAP – Continued

a)

Under United States GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation.  Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003 as described in Note 14(g), commencing August 1, 2003 United States GAAP is consistent with Canadian GAAP.  The effect of the differences prior to August 1, 2003 is noted below.

b)

Under United States GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The effect of this difference is noted below.

c)

Under United States GAAP, full cost accounting, an impairment test is applied to ensure the unamortized capitalized  costs  in each  cost  center  do not  exceed  the sum of the present  value,  discounted  at 10%, of the estimated  constant  dollar, future  net  operating  revenue  from  proved  reserves  plus  unimpaired unproved  property costs less  applicable  taxes.  Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted.  If impairment exists, then the amount of the write down is determined using the fair value of reserves.  There is no difference between Canadian and United States GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2006, and therefore were written down to a nominal value.

d)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method.  Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity.  As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2006	31 July 2005
Current assets	$51,709	$-
Non-current assets	17,314	-
Total assets	$69,023	$-

Current liabilities	449	-
Long-term liabilities	-	-
Total liabilities	$449	$-

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 68

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

14.

Differences between Canadian and United States GAAP – Continued

d)

– Continued

	Eleven Months Ended 30 June 2006	Year Ended 31 July 2005	Year Ended 31 July 2004
Operating Expenses	$4,890	$-	$-
Write-down of resource property costs	42,230	-	-
Net loss for the period	$47,120	$-	$-

Net cash used in:
Operating activities	$(46,775)	$-	$-
Investing activities	$(19,710)	$-	$-
Financing activities	$-	$-	$-

e)

The impact of the above differences between Canadian and United States GAAP on the statement of shareholders’ equity (deficit) is as follows:

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Shareholders’ deficit as at 31 July 2004 - CDN GAAP	49,375,412	$22,129,686	$2,075,975	$(28,359,351)	$(4,153,690)
Compensation expense - common share stock options granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Compensation expense - escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ deficit as at 31 July 2004 - US GAAP	49,375,412	$22,129,686	$2,380,033	$(28,663,409)	$(4,153,690)
Shareholders’ deficit as at 31 July 2005 - CDN GAAP	56,427,936	$23,434,025	$2,742,810	$(26,178,734)	$(1,899)
Compensation expense - common share stock options granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Compensation expense - escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ deficit as at 31 July 2005 – US GAAP	56,427,936	$23,434,025	$3,046,868	$(26,482,792)	$(1,899)
Shareholders’ equity as at 30 June 2006 - CDN GAAP	57,107,936	$10,063,516	$2,998,183	$(10,704,498)	$2,357,201
Compensation expense - common share stock options granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Compensation expense - escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity as at 30 June 2006 – US GAAP	57,107,936	$10,063,516	$3,302,241	$(11,008,556)	$2,357,201

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 69

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

14.

Differences between Canadian and United States GAAP – Continued

f)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under United States GAAP, SFAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion 25, “Accounting for Stock Issued to Employees”.  The Company adopted only the disclosure provisions of SFAS 123 prior to 31 July 2003.  Commencing on 1 August 2003, the Company elected to expense share-based payments to employees, including grants of employee stock options, based on their fair values at the date of grant.

Commencing on 1 August 2003, the Company also adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption.  As of January 1, 2006, the Company adopted the “modified prospective” method under SFAS 123(R).  As a result of adopting SFAS 123(R) there are no differences between United States and Canadian GAAP relating to stock-based compensation.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 70

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

14.

Differences between Canadian and United States GAAP – Continued

g)

Recently Adopted United States Accounting Standards

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements 87, 88, 106 and 132(R). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company’s fiscal year ending June 30, 2007. The Company is currently reviewing the impact of this statement.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurement". The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on July 1, 2008. The Company is currently reviewing the impact of this statement.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets”, an amendment of SFAS 140. The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting.  Specifically, the FASB said SFAS 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.  SFAS 156 is effective for the Company in its fiscal year beginning on July 1, 2007.  The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives.  The adoption of SFAS 155 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 71

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

14.

Differences between Canadian and United States GAAP – Continued

g)

Recently Adopted United States Accounting Standards – Continued

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion 20, “Accounting Changes,” and supersedes FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, an amendment of APB Opinion 28.  SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

Form 20F Annual Report - FYE 6/30/2006 - Continental Energy Corp. - SEC File # 0-17863	Page - 72