Form 20-F
period 2007-06-30
CONTINENTAL ENERGY CORP
filed 2007-11-08
CIK 852747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
FOR FISCAL YEAR 2007
ENDED JUNE 30, 2007

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR
XXX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934; for fiscal year ended 6/30/07

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240, USA
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:		None

Securities to be registered pursuant to Section 12(g) of the Act:		None

Securities for which there is a reporting obligation pursuant to Section		None
15(d) of the Act:
Indicate the number of outstanding shares of each of the issuer's classes
of capital or common stock as of the close of the period covered by		68,637,381
the annual report: Common Shares

Indicate by check mark whether the registrant(1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

	Yes	No XXX

Indicate by check mark which financial statement item the registrant has elected to follow:	Item-17 XXX	Item-18 ____

Report Date : October 29, 2007

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

Fiscal Year - The Company's fiscal year ends June 30th. At the Company's 1/25/06 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31, to June 30. Therefore the date of June 30, 2006 marks the new ending date of the Company's fiscal year and fiscal year 2006 consisted of 11 months instead of 12.

Annual Report - This US Securities and Exchange Commission ("US-SEC") Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended June 30, 2006 (6/30/06 or Fiscal 2006 in the forms commonly employed herein).

Report Date - This Annual Report was prepared in October 2007. Information contained herein is current and valid as at October 29, 2007, (10/29/07) the "Report Date" except where the context specified otherwise.

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

SUBSIDIARIES

Continental Energy Corp. Prior to 1998 the Company conducted some business in the United States through its wholly-owned subsidiary, Continental Energy Corp., a Nevada Corporation, incorporated on 10/07/97 with its registered office address at Suite 260, 6121 Lakeside Drive, Reno, Nevada. At the Report Date this subsidiary is inactive. It has been dormant since 1998 and the Company has no short term plans to revive it.

Page - 3

Continental-GeoPetro (Bengara-II) Ltd. is a company incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act of 1988 with an authorized share capital of $50,000 consisting of 50,000 common shares having par value of $1.00 each. Pursuant to a name change certificate dated 06/05/03 the name was changed from "Apex (Bengara-II) Ltd." as originally incorporated to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." The name was changed again on 12/17/03 to "Continental-GeoPetro (Bengara-II) Ltd." (“CGB2”). CGB2 was incorporated expressly for the sole purpose of holding and operating the Bengara-II Block property pursuant to Bengara-II production sharing contract. CGB2 has no other business or assets and owns only a 100% undivided holding in the Bengara-II PSC. During Fiscal 2007, the Company sold 70% of its interest in CGB2 (See section below in this report entitled “Disposition of Interest in Principal Properties”). At the Report Date, the Company owns 9,000 common shares of CGB2 representing an 18% stake and a corresponding 18% stake in its Bengara-II Block property. GeoPetro Resources Company of San Francisco owns 6,000 common shares representing a 12% shareholding in CGB2 and CNPC (Hong Kong) Ltd. of Hong Kong owns 35,000 common shares representing a 70% shareholding.

CG Xploration Inc. On 11/18/05 the Company incorporated a new jointly owned and jointly controlled special purpose joint venture subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”). CGX is incorporated with an authorized share capital of 1,000 common shares having a par value of $0.01 each. The Company owns 500 shares representing a 50% stake in CGX and GeoPetro Resources Company of San Francisco also owns 50%. At the Report Date CGX has no properties but through it the Company continues to create, review, and evaluate new venture oil and gas exploration and production opportunities in Indonesia in accordance with a CGX shareholders agreement dated 1/1/07. CGX is accounted for as a joint venture in the Company's financial statements and further discussion of CGX is made in the following section entitled "Joint Ventures".

TXX Energy Corporation On 1/16/06 the Company incorporated a new wholly owned special purpose subsidiary in Texas named TXX Energy Corporation (“TXX”). The registered office address of TXX is Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240. TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA. At the Report Date TXX has no properties but through it the Company continues to review USA oil and gas exploration and production opportunities from time to time.

Continental Biofuels Corporation On 8/30/07 the Company incorporated, as a cofounder, a new partially owned, special purpose joint venture subsidiary domiciled in Delaware named Continental Biofuels Corporation (“CBC”). The registered offices of CBC are located at 16192 Coastal Highway, Lewes, Delaware, 19958. CBC is incorporated with an authorized share capital of 3,000 common shares having a par value of $0.01. The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake in CBC. The remaining 60% stake in CBC is held by a cofounder group of five private investors led by Casimir Capital LP of New York which includes two Directors of the Company, each holding a 10% stake. At the Report Date the Company exerts significant management control of CBC because the two sole directors of CBC area also officers and directors of the Company. The Company expects this management control to be relinquished and the Company’s shareholding stake to be diluted in the short term as new investors enter CBC as contemplated in the cofounders’ CBC shareholders agreement dated 10/17/07. At the Report Date CBC has no properties but is planning new joint venture palm oil to biodiesel projects in SE Asia with existing palm oil plantation owners.

JOINT VENTURES

At the Report Date the Company does not participate in any active joint ventures pursuant to joint operating agreements. However, the Company does participate in certain jointly owned and jointly controlled special purpose joint venture subsidiaries.

Bengara-II Block Exploration: Joint Venture During Fiscal 2007, in a letter agreement dated 09/29/06 the Company and GeoPetro Resources Company agreed to terminate in its entirety the Bengara-II joint operating agreement. This terminations coincided with the sale by the Company and by GeoPetro of 70% of each of their respective shares of Bengara to CNPCHK (See disposition to CNPCHK in the section entitled “Disposition of Interest in Principal Properties” below).

CG Xploration Inc.: Joint Venture Subsidiary On 11/18/05 the Company incorporated a new jointly owned and jointly controlled special purpose joint venture subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”). The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the express purpose of identifying, evaluating, and acquiring new oil and gas production sharing contracts with the Indonesian government in new areas limited to the Indonesian portions of the islands of Borneo and New Guinea. CGX is accounted for as a joint venture in the Company's financial statements. The Company and GeoPetro jointly control the operations of CGX in the proportions 50/50 in accordance with a CGX shareholders agreement dated 1/1/07. See further discussion of CGX in the previous section entitled "Subsidiaries".

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements. The Company transacts business in three currencies; Canadian Dollars, USA Dollars and Indonesian Rupiah. Herein, all references to "CDN$" refer to Canadian Dollars and all references to "$" or "US$" refer to United States Dollars, unless otherwise specified. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar. Herein, all references to "Rupiah" and "Rp." refer to the Indonesian currency Rupiah. The Government of Indonesia permits a floating exchange rate to determine the value of the Rupiah against the US Dollar. A substantial portion of the Company’s oil and gas property operating expenditures is transacted in Rupiah. Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years, with years 2002 – 2005 ended July 31st and 2006 and 2007 ended June 30th. the average rates for the year, and the range of high and low rates for each year. For purposes of this Table No. 1, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for

Page - 4

customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. Table No. 1 also sets forth the rate of exchange of the Indonesian Rupiah against the US Dollar at the end of the past six calendar years sourced from the internet URL www.forexdirectory.net/idr.html.

Table No. 1 RELEVANT FOREIGN CURRENCY EXCHANGE RATES Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 09/30/07	1.0301	1.0594	0.9914	0.9929
Fiscal Year Ended 06/30/07	1.1330	1.1873	1.0461	1.0593
Fiscal Year Ended 06/30/06	1.1588	1.2187	1.0990	1.1150
Fiscal Year Ended 07/31/05	1.20	1.2260	1.1834	1.1876
Fiscal Year Ended 07/31/04	1.33	1.3324	1.3184	1.1860
Fiscal Year Ended 07/31/03	1.50	1.59	1.33	1.41

.
Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 09/30/07	9,065
Fiscal Year Ended 06/30/07	9,010
Fiscal Year Ended 06/30/06	9,262
Fiscal Year Ended 07/31/05	10,175
Fiscal Year Ended 07/31/04	9,350
Fiscal Year Ended 07/31/03	8,529

CURRENT STATUS SUMMARY OF THE COMPANY’S OIL & GAS PROPERTIES

A summary of the current status of the Company’s oil and gas properties at the Report Date is set out in this section below. For additional descriptive detail of the Company’s oil and gas properties see section in this report below entitled ITEM-#2 "Description of the Oil and Gas Properties”.

Location of Company’s Oil & Gas Properties - As of the Report Date the Company’s oil and gas properties are located as follows:

The Bengara-II Block property is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

Property Lease Hold Situation - As of the Report Date the Company’s oil and gas properties lease hold situation is as follows:

The Bengara-II Block property is held pursuant to a "Production Sharing Contract" ("PSC") dated 12/04/97 between the Company’s 18% owned Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) subsidiary and the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole party to the PSC and owner of 100% of the production sharing contractor’s rights to the Bengara-II property in accordance with the provisions of the PSC. The Bengara-II PSC provides for CGB2 to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable "Cost Recovery". Any revenues from any production period remaining after CGB2 receiving such Cost Recovery are "split" and shared 26.7857% to CGB2 and 73.2143% to BPMigas in the case of crude oil and 62.50% to CGB2 and 37.50% to BPMigas in the case of natural gas. The Company owns an 18% shareholding interest in CGB2. For additional details on the Bengara-II PSC terms and conditions see the following paragraph and also the subsection “Material Commitments” in “ITEM-#9 Management's Discussion And Analysis Of Financial Condition And Results Of Operation” of this report below.

The Production Sharing Contract or PSC is the form by which the government of Indonesian grants oil and gas concession rights. In return for a commitment to conduct an exploration work program of PSC specified, annual minimum expenditure monetary amounts, a "Work Program", a PSC Contractor will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area for a term of 30 years consisting of an 10-year exploration period followed by a 20-year production period. The signature feature of the PSC contract is the concept and provision for "Cost Recovery". Cost Recovery provisions permit any Contractor making a commercial discovery of petroleum within his PSC contract area to fully recover ALL of his prior expenditures within the PSC contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with the government. The Indonesian government regulatory agency known as BPMigas administers PSC contracts and regulates the activities of all PSC “Contractors” in Indonesia.

Company’s Net Ownership Position in its Properties - As of the Report Date the Company owns a net interest in oil and gas properties as follows:

Bengara-II Block Property Ownership. The Company owns 18% of the authorized and issued share capital of Continental-GeoPetro (Bengara-II) Ltd. and through it a corresponding 18% ownership of the Bengara-II PSC and the Bengara-II Block property.

Page - 5

Company’s Property Acreage Position - As of the Report Date the Company owns oil and gas property acreage positions as follows:

Bengara-II Block Acreage. The Company owns an 18% interest in approximately 599,722 “gross” acres in the Bengara-II Block property corresponding to a "net" acreage holding of 107,950 acres according to its 18% proportional share of ownership. Originally the Bengara-II Block consisted of an area of 4,867 square kilometers or about 1.2 Million acres. However the PSC dictates periodic relinquishments of portions of the PSC contract areas and in June 2001 and again in March 2007 partial relinquishments of acreage were made reducing the total area of the Bengara-II Block to the 599,722 gross acres currently held.

ACQUISITION OF INTEREST PRINCIPAL PROPERTIES

During Fiscal 2007 the Company made no new acquisitions of oil and gas properties. At the commencement and end of Fiscal 2007 the Company owned an interest in one principal oil and gas property, in Indonesia. These properties are described in more detail in the section of this report entitled ITEM-#2: "Description of the Company’s Oil and Gas Properties" below. The original acquisition of interests in these properties by the Company is further described as follows:

Bengara-II Property Acquisition - In accordance with a shares sale and purchase agreement dated effective 8/01/98 the Company purchased 50,000 common shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). The 50,000 shares purchased represent 100% of the authorized, issued and outstanding share capital of CGB2 making it then a wholly owned subsidiary of the Company. Since CGB2 owns a 100% interest in the Bengara-II Production Sharing Contract covering the Bengara-II Block the Company’s 100% ownership in CGB2 reflects a corresponding 100% ownership in the Bengara-II property. Since acquisition, some dispositions of Bengara-II property interest have been made. See section entitled "Disposition of Interest in Principal Properties" below.

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

During Fiscal 2007 the Company made a disposition of a portion of its interest in Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and its Bengara-II Production Sharing Contract covering the Bengara-II Block property. Also, prior to Fiscal 2007 the Company had made certain earlier dispositions of interests in CGB2 and its Bengara-II Block oil and gas properties as follows:

GeoPetro Disposition - During Fiscal 2000, in a farm-out agreement dated effective 1/01/00 (the “GeoPetro FOA") the Company farmed out a 40% of its 100% undivided interest in its Bengara-II Block property to GeoPetro Resources Company (“GeoPetro”) in the form of a sale of a corresponding 40% stake in the authorized share capital of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). The Company retained a 60% interest stake in CGB2 and through it a corresponding 60% stake in the Bengara-II Block property. The Company and GeoPetro also entered into a joint operating agreement dated effective 1/01/00 (the "JOA") which define the roles of the Company and GeoPetro with respect to the operations of the Bengara-II Block property as well as the CGB2 holding and property operating company. In an agreement dated 9/29/06 the Company and GeoPetro terminated the provisions of both the GeoPetro FOA and the Bengara-II JOA. These terminations coincided with the sale by the Company and by GeoPetro of 70% of each of their respective shares of Bengara to CNPCHK (See disposition to CNPCHK below).

CNPCHK Disposition - During Fiscal 2007, the Company and GeoPetro each sold, pursuant to a share sale and purchase agreement dated 9/29/06, a 70% portion of their respective shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) to CNPC (Hong Kong) Ltd. (“CNPCHK”). The Company retained an 18% share of CGB2 and its Bengara-II Production Sharing Contract covering the Bengara-II Block property. To earn its 70% stake in the Bengara-II Block property: 1) CNPCHK paid an earning obligation in cash in the amount of $18,700,000 into CGB2 to be used exclusively to pay for drilling of exploratory and other wells and CGB2 operating costs on the Bengara-II Block property; 2) CNPCHK will provide low interest development loans funding of CGB2 and carry the Company’s 18% share of such costs for appraisal and development work until the earlier of a) an additional amount of $41,300,000 over and above the $18,700,000 earning obligation funds has been expended or b) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold; and 3) CNPCHK will pay a cash bonus in the amount of $3,000,000 to the Company and $2,000,000 to GeoPetro contingent upon the approval by Indonesian authorities of the first plan of development (“POD”) for any oil and gas discovery within the Bengara area.

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

The Bengara-II Block property is owned, operated and managed by Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) The Company owns an 18% share holding interest in CGB2 and may nominate 1 of 3 directors to its board. Direct property management activity of the Bengara-II PSC and Block is exercised through CGB2 which in turn is controlled by its 70% majority shareholder CNPCHK.

Page - 6

RESERVES AND OPERATIONAL ACTIVITIES

Proven Reserves
There are no proven reserves of any classification in any of the Company’s oil and gas properties.

Wells Drilled or Participated In
The Company participated in the drilling of 4 wells on its Bengara-II Block property during its last 2 fiscal years and up to the Report Date.

Other Exploration and Development Activity
Exploration work activity other than drilling on the Bengara-II Block property during the last fiscal year and up to the Report Date was limited to annual geological field surveys, selective seismic reprocessing, geological and geophysical interpretation, evaluation, and prospect generation.

Exploration & Development Expenditures
The Company’s investments in, and joint venture reimbursements, from its oil and gas properties are summarized in the following table:

Table No. 2 EXPLORATION AND DEVELOPMENT EXPENDITURES
		Fiscal Year End	Fiscal Year End	Fiscal Year End	3 Months	3 Months	3 Months
		6/30/07	6/30/06	7/31/05	Ended 9/30/07	Ended 9/30/06	Ended 10/31/05
Investment (1,3)
Bengara (2)	US$	259,886	343,914	240,009	18,960	141,798	41,729
Yapen (5)	US$	-	-	-	-	-	-
Bangkudulis (2,4)	US$	-	-	(49,049)			-
Joint venture
Reimbursements (3)
Bengara	US$	146,500	352,104	178,000	-	146,500	30,000
Yapen (5)	US$	-	-	-	-	-	-
Bangkudulis (4)	US$	-	-	-	-	-	-

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

Page - 7

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

USA vs. Foreign Sales/Assets - At fiscal years ended 6/30/07, 6/30/06, and 7/31/05 respectively $150,034, $129,775, and $56,861 of the Company's assets were located in Indonesia and $1,613,914, $2,387,240, and $240,240 of the assets were located in Canada. The Company does not have any material assets in the United States. The Company has no sales for the years ended 6/30/07, 6/30/06, and 7/31/05.

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital
The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2007 had not received material revenue from operations. The Company does not anticipate material revenue from operations during Fiscal 2008. At the Report Date:

The Company had 13,740,000 warrants outstanding entitling the holders to purchase 13,740,000 common shares at prices between $0.15 and $1.00. See Table No. 4 below. Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company had 5,150,000 stock options outstanding entitling the holders to purchase 5,150,000 common shares at prices between $0.15 and $0.65. See Table No. 4 below. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

The Company continually seeks new private placements and from time to time considers other equity offerings of its securities with investors to provide funds required for acquisition of new properties and future work on those properties during future fiscal years; however, there can be no assurance that any further external financings can be completed.

Uses of Funds
The Company anticipates cash demands for calendar 2008 in respect of further appraisal and exploration drilling in the Bengara-II Block but will not have an estimation of the magnitude of these demands until the 2007 drilling program is completed.
The Company intends to spend internally available funds during 2008 on the identification, evaluation and acquisition of new international oil and gas properties, particularly in Indonesia.

ITEM - # 2 DESCRIPTION OF OIL & GAS PROPERTIES

SUMMARY DESCRIPTION OF THE BENGARA-II BLOCK

The Bengara-II Block is located mostly onshore but partially offshore astride the Bulungan River Delta in the Indonesian province of East Kalimantan on the northeast coast of the island of Borneo. The Bengara-II Block originally provided the Company oil and gas exploration and production rights to a total area of 4,867 square kilometers or about 1.2 Million acres; however in June 2001 and March 2007 two mandatory partial relinquishments of acreage as stipulated in the Bengara-II PSC reduced the total area of the Bengara-II Block to 2,247 square kilometers or 599,722 acres. The Bengara-II Block can be characterized as a high potential medium risk oil and gas exploration property. There has been one well drilled on the property that encountered significant flows of gas and gas condensate. There is no current oil or gas production on the property.

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

Page - 8

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

Calendar 2007 Drilling Program - As at the Report Date, 3 drilling rigs and 1 workover rig engaged by the Company’s Indonesian affiliate, Continental-GeoPetro (Bengara-II) Ltd., are at work in the Bengara-II Block drilling and testing the following 4 wells:

  Seberaba-1 At the Report Date the Seberaba-1 is conducting tests after setting a 7” liner at 2,914m, short of its planned total depth of 4,000m
  Seberaba-4 At the Report Date the Seberaba-4 is setting a cement plug at 2,600m after setting 7” liner at 2,578m, short of its planned total depth of 2,700m.
  Seberaba-3 At the Report Date the Seberaba-3 is preparing to sidetrack at 1,700m after getting stuck and cementing an 800m fish in the hole. Planned total depth is 2,800m.
  Punga-1 At the Report Date the Punga-1 is drilling below 1,500m on its way to a planned total depth of 2,800m.

Related Info on the Bengara-II Block - For additional information on the Bengara-II Block elsewhere discussed in this report see the sections in ITEM-#9 entitled "Bengara-II PSC Annual Work Program and Budget" and "Bengara-II PSC Commitments".

ITEM - # 3 LEGAL PROCEEDINGS

Except for the following, as of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation except for the following.

  On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. The suit is in progress as of the date of the Report Date.

Page - 9

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

Authorized Preferred Shares - The authorized capital of the Registrant includes 100,000,000 preferred shares having the preferential rights and obligations as described in the section in Item-#9 "Authorized Capital Changed" below. The Board of Directors, using its own discretion, may from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions. Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights and restrictions attached to any particular series of the preferred shares issued.

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2007 year end on 6/30/07 the total number of common shares issued and outstanding was 63,372,381. As of the Report Date the total number of common shares issued and outstanding is 68,637,381. Zero preferred shares were issued at Fiscal 2007 year end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Table No. 3 AUTHORIZED AND ISSUED SHARE CAPITAL
Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/07	Last Unaudited Quarter End 9/30/07	At The Report Date 10/29/07
Common Shares	500,000,000	63,372,381	68,637,381	68,637,381
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 87,527,381 common shares of the Company either issued or allocated under unexercised outstanding options and warrants. This fully-diluted total includes 68,637,381 common shares actually issued and outstanding plus 13,740,000 outstanding unexercised warrants and plus 5,150,000 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Table No. 4 FULLY DILUTED SHAREHOLDING
Type of Security	Last Audited Year End 6/30/07	Last Unaudited Quarter End 9/30/07	At The Report Date 10/29/07
Common Shares	63,372,381	68,637,381	68,637,381
Warrants	3,725,000	13,740,000	13,740,000
Options	4,650,000	5,150,000	5,150,000
Fully Diluted Total	71,747,381	87,527,381	87,527,381

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

Page - 10

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

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Report Date CDS appears as the registered holder of 38,034,872 shares of the Company representing 55% of the Company’s issued and outstanding shares as at the Report Date. At the Report Date CEDE appears as the registered holder of 11,680,433 shares of the Company representing 17% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Share Ownership by Directors and Officers – The table below lists, as at the Report Date, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 68,637,381 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer listed in Table No.10 and Table No. 11 under Item-#12 below.

Table No. 5 SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS AT REPORT DATE
Type of Security	Name of Beneficial Owner	Number Shares, Options & Warrants Owned	% of Total Issued
Common Shares Common Shares Common Shares Common Shares Common Shares	Richard L. McAdoo (1) James D. Eger (2) David T.W. Yu (3) Paul L. Hayes, Jr. (4) Phillip B. Garrison (5)	6,619,158 1,930,000 7,166,668 500,000 500,000	9.6% 2.8% 10.4% 0.7% 0.7%
Total Held by Directors/Officers as a Group		16,715,826	24.4%

Notes to Table:
1.	Director and President of the Company. The total amount of shares shown in the table includes 1,000,000 currently exercisable stock options plus 790,000 currently exercisable common share purchase warrants and 4,829,158 fully paid common shares. All securities shown are held directly.

2.	Director and CFO of the Company. The total amount of shares shown in the table includes 1,000,000 currently exercisable stock options and 930,000 fully paid common shares. All securities shown are held directly except 20,000 shares held beneficially.

3.	Non executive independent director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options plus 2,000,000 currently exercisable common share purchase warrants and 5,166,668 fully paid common shares. All securities shown are held directly.

4.	Non executive independent director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options, no warrants and no fully paid common shares. All securities shown are held directly.

5.	Non executive independent director of the Company. The total amount of shares shown in the table includes 500,000 currently exercisable stock options, no warrants and no fully paid common shares. All securities shown are held directly.

Page - 11

ITEM - # 5 NATURE OF TRADING MARKET

TRADING MARKETS & EXCHANGES

The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on the Report Date was $0.60.

Table No. 6 NASD OTC ELECTRONIC BULLETIN BOARD TRADING ACTIVITY
For the Period: Quarter Ended	Common Shares Trading Volume	High Price	US$ Dollar Sales Price Low Price	Closing Price
Quarter Ended - 9/30/2007	3,380,082.75		.53	.71
Quarter Ended - 6/30/2007	3,147,158.84		.52	.69
Quarter Ended - 3/31/2007	4,306,626.95		.33	.715
Quarter Ended - 12/31/2006	3,877,725.45		.25	.385
Quarter Ended - 9/30/2006	3,588,573.325		.115	.30
Quarter Ended - 6/30/2006	1,638,968.26		.14	.14
Quarter Ended - 4/30/2006	5,493,749.35		.17	.21
Quarter Ended - 1/31/2006	1,655,047.235		.12	.20

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

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients. The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions. Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 10/2/07 the record date for the Company’s Fiscal Year 2007 annual general meeting, the Company estimates that it has in excess of 800 shareholders including 188 known registered shareholders plus other unknown shareholders whose unregistered shares are held by two depositories, CDS (in Canada) and CEDE (in USA).

Registered US Shareholders - On the 10/2/07 record date of the Company's annual general meeting, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 188 registered shareholders. A total of 101 of these registered shareholders have United States of America "US" registration addresses and together they hold 3,847,979 shares representing about 5.6% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms following the notice to shareholders of record as of the 10/2/07 record date for the Company’s 2007 Annual General Meeting that there are approximately 700 unregistered, "holders of record" resident in the United States, holding approximately 11,720,433 common shares representing about 17.1% of the total amount of Company common shares issued and outstanding.. Based on these estimates the combined registered and unregistered US resident shareholders is estimated to total approximately 801 shareholders holding 15,528,792 common shares representing a 22.6% stake in the total amount of Company common shares currently issued and outstanding at the 10/2/07 record date.

US Shareholders Having Warrants - On the Report Date the Company records 7 holders of 13,740,000 outstanding share purchase warrants, none of whom are resident in the United States. Warrants were issued in conjunction with private placements. All warrants are non-transferable.

US Shareholders Having Options - On the Report Date, the Company records 11 holders of 5,150,000 outstanding incentive stock options, 6 of whom are resident in the United States, holding a combined amount of 2,050,000 options or 39.8% of the total amount of options outstanding. Options are granted as incentives in conjunction with service as a director, employee, consultant, or contractor with the Company or its subsidiaries. All options are non-transferable and expire within 90-days of termination of service, employment or contract.

ADR’s - The Company's common shares are registered to trade directly on the NASD OTC BB in the United States and not in the form of American Depository Receipts (ADR's) or similar certificates.

Page - 12

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

Page - 13

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

ITEM - # 8 FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended 6/30/06 and 6/30/07 is derived from the financial statements of the Company that have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as indicated in their auditor’s report that is included elsewhere in this Annual Report. The selected financial data for Fiscal years ended 7/31/05 are derived from the financial statements of the Company that have been audited by Staley Okada & Partners, Chartered Accountants. The selected financial data set forth for the Fiscal years ended 7/31/03 and 7/31/04 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

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

Page - 14

Table No. 7 SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS (US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	6/30/07	6/30/06*	7/31/05	7/31/04	7/31/03
Revenue		-	-	-	-
Net Income (Loss)	(2,603)	1,923	2,181	(1,609)	(2,047)
Earnings (Loss) Per Share – Basic	(0.04)	0.03	0.04	(0.03)	(0.06)
Earnings (Loss) Per Share – Diluted	(0.04)	0.03	0.03	(0.03)	(0.06)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	59,325	56,661	51,280	47,140	36,469
Working Capital	1,565	2,287	(39)	(825)	(490)
Oil and Gas Properties	0.001	0.001	0.002	0.003	0.003
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	1,653	2,357	(2)	(4,154)	(4,086)
Total Assets	1,764	2,517	297	489	1,084
US GAAP Shareholders' Equity
(deficiency)	1,653	2,357	(2)	(4,154)	(4,085)
US GAAP Net (Loss)	(2,603)	1,923	2,181	(1,609)	(2,046)
US GAAP Net (Loss) per Share Basic	(0.04)	0.03	0.04	(0.03)	(0.06)
US GAAP Net (Loss) per Share Diluted	(0.04)	0.03	0.03	(0.03)	(0.06)
US GAAP 000's Weighted Avg Shares	59,325	56,661	51,280	47,140	36,467

*Note: The Fiscal Year Ended 6/30/06 is for a period of 11 months due to a change in fiscal year end.

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

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 9/30/07 and the most recently completed last three fiscal years ended 6/30/07, 6/30/06, and 7/31/05. Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 6/30/06. The section for the most recent quarter ended 9/30/07 should be read together with the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

FINANCIAL RESULTS FOR THE MOST RECENTLY COMPLETED FISCAL QUARTER ENDED 9/30/07

The quarter ended 9/30/07 marks the first quarter of the Company’s annual fiscal year ending 6/30/08. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation at end Most Recent Fiscal Quarter Ended 9/30/07 - As at 9/30/07, the Company's consolidated financial statements reflect a working capital position of $4,329,577. This represents an increase in the working capital of $2,764,765 compared to the 6/30/07 working capital of $1,564,812. The increase was mainly due to the private equity placement with Macquarie for $3,350,000 offset by the Company’s general and administrative expenditures during the period. The cash balance at 9/30/07 was $4,437,157 compared to $1,514,279 as at 6/30/07, an increase of $2,922,878. The Company used $292,650 for operating activities during the three months ended 9/30/07 compared with $519,413 in the three months ended 9/30/06. The cash resources used for investing activities during the three months ended 9/30/07 was $44,222 compared with a net recovery of $96,388 in the three months ended 9/30/06. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The prior year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000. The cash resources provided by financing activities during the three months ended 9/30/07 was $3,259,750 compared with $nil in the three months ended 9/30/06.

Investments during Most Recent Fiscal Quarter Ended 9/30/07 - During the three months ended 9/30/07, the Company invested $18,960 in its Indonesian oil & gas properties. The Company also invested $25,262 in equipment purchases mainly relating to computer and computer software.

Page - 15

Finance during Most Recent Fiscal Quarter Ended 9/30/07 - During the three months ended a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750. During the three months ended 6/30/07 there were no Stock Options or Warrants exercised. On 9/30/07, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 5,150,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between June 29, 2008 and June 30, 2010. On 9/30/07, the Company had warrants outstanding to purchase an aggregate of 13,740,000 shares at prices ranging from $0.15 to $1.00 and expiring at June 30, 2008.

Expenses during Most Recent Fiscal Quarter Ended 9/30/07 - Overall, the Company had a loss from operations during the three months ended 9/30/07 of $678,530 compared to $535,380 in the three months ended 9/30/06. The Company had a loss per share of $0.01 in 2007 compared to a loss per share of $0.01 in 2006. During the current period the Company generated $28,267 in interest income compared with $25,626 in the prior period. General and administrative expenses decreased by $29,359 from $717,196 to $687,837 for the three months ended 9/30/06 and 2007 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $200,128 for the three months ended 9/30/07 compared to $118,941 in the three months ended 9/30/06. During the prior period, the Company amended the terms of certain share purchase warrants outstanding. The Company recorded the fair value of the amended warrants as financing fees, being $112,723 for 2006. There were no warrants amended in the current period. Management fees increased by $150,764 from $91,571 to $242,335. The increase is due to the Company having to pay 100% of two management positions in the current period which were shared on a 60/40 basis with the Company’s joint venture partner in Bengara prior to the sale of 70% of the Company’s interest in Bengara. The Company also paid bonuses of $60,000 to two directors in recognition of valuable service to the Company. Rent decreased by $53,718 from $64,210 to $10,492. The decrease relates to lower costs in Jakarta. Travel decreased by $79,344 from $118,941 to $39,597. Investor relations increased by $50,457 from $10,928 to $61,385. The increase is due to two investor relation contracts, advertising contracts and conferences which Company’s management attended during the period. All other expense groups are consistent with the comparative period and some decreased slightly.

FINANCIAL RESULTS FOR THE COMPANY’S MOST RECENTLY COMPLETED FISCAL YEAR 2007, ENDED 6/30/07 All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation at end Most Recent Fiscal Year Ended 6/60/07 - As at 6/30/07, the Company's consolidated financial statements reflect a working capital position of $1,564,812. This represents a decrease in the working capital of approximately $722,110 compared to the 6/30/06 working capital of $2,286,922. The decrease was mainly due to the Company’s general and administrative expenditures during the period offset by financing proceeds. The cash balance at 6/30/07 was $1,514,279 compared to $2,395,727 as at 6/30/06, a decrease of $881,448. The Company used $1,757,963 for operating activities during the year ended 6/30/07 compared with $1,307,858 in the eleven months ended 6/30/06. The cash resources used for investing activities during the year ended 6/30/07 was $156,818 compared with $3,515,074 which was provided in the eleven months ended 6/30/06. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000 as well as equipment purchases of $55,574. The prior year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950. The cash resources provided by financing activities during the year ended 6/30/07 was $1,033,333 compared with $89,613 in the eleven months ended 6/30/06. During the current period the company received proceeds of $1,033,333 for share issuances compared with $102,000 in the prior eleven month period.

Investments during Most Recent Fiscal Year Ended 6/30/07 - During the year ended 6/30/07, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro. The Company also invested $55,574 in equipment purchases mainly relating to computer and computer software.

Finance during Most Recent Fiscal Year Ended 6/30/07 - During the year ended 6/30/07 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,033,333. On 6/30/07, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 4,650,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between June 29, 2008 and 6/30/09. On 6/30/07, the Company had warrants outstanding to purchase an aggregate of 3,725,000 shares at prices ranging from $0.15 to $0.40 and expiring at 6/30/08.

Income during Most Recent Fiscal Year Ended 6/30/07 - Overall, the Company had a loss from operations during the year ended 6/30/07 of $2,603,000 compared to income of $1,923,117 in the eleven months ended 6/30/06. The largest difference was the fact that the Company sold its Yapen subsidiary in the prior year for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition. During the current year, the Company sold 70% of its shares in its Bengara subsidiary for cash proceeds of $21,000 and recorded a gain of $23,906 on disposition. The Company had a loss per share of $0.04 in 2007 compared to income per share of $0.03 in 2006. The fully diluted loss per share is $0.04 in 2007 compared to income per share of $0.03 in 2006. During the year ended 6/30/07, the Company elected to remove certain accounts payable in the amount of $15,739 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $15,739. During the current year the Company generated $81,995 in interest income compared with $75,856 in the prior eleven month period ended 6/30/06.

Page - 16

Expenses during Most Recent Fiscal Year Ended 6/30/07 - General and administrative expenses increased by $1,123,687 from $1,487,567 to $2,611,254 for the eleven months ended 6/30/06 and year ended 6/30/07 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $673,242 for the year ended 6/30/07 compared to $178,564 in the eleven months ended 6/30/06. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $155,419 for 2006. Management fees increased by $324,890 from $415,632 to $740,522. The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations and bonuses of $200,000 paid to two directors in recognition of valuable service to the Company. The company utilized more consultants in the period and therefore spent $127,901 which is an increase of $62,869 over the prior period. Rent increased by $22,189 from $67,797 to $89,986. The increase relates to higher premises costs in Dallas. Travel increased by $104,063 from $134,166 to $238,229. The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Investor relations increased by $155,769 from $13,127 to $168,896. The increase is due to two investor relation contracts, advertising contracts and conferences which Company’s management attended throughout the year. Office expenses increased by $36,569 from $109,818 to $146,387. The increase in office expenses is due the increased activity of the company and is consistent with the general increase of operating expenses in the current period. Professional fees increased by $129,540 from $74,271 to $203,811. The current period consisted of higher accounting and auditing costs. Foreign exchange loss decreased by $16,052 from $23,677 to $7,625. All other expense groups appear consistent with the comparative period and some decreased slightly.

FINANCIAL RESULTS FOR FISCAL YEAR 2006, ENDED 7/31/06
All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation at Fiscal Year End 6/30/06 - As at 6/30/06, the Company's consolidated financial statements reflect a working capital position of $2,286,922. This represents an increase in the working capital of approximately $2,325,988 compared to the 7/31/05 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving gross cash proceeds of $3,600,000. The increase was offset by general and administrative requirements during the period. The cash balance at 6/30/06 was $2,395,727 compared to $98,898 as at 7/31/05, an increase of $2,296,829. The Company used $1,307,858 for operating activities during the eleven months ended 6/30/06 compared with $889,816 in the year ended 7/31/05. The cash resources provided by investing activities during the eleven months ended 6/30/06 was $3,515,074 compared with using $8,599 in the year ended 7/31/05. The Company’s property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950. The closing costs included payment of cash bonuses totaling $90,000 to two executive officers in recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale. The cash resources provided by financing activities during the eleven months ended 6/30/06 was $89,613 compared with $871,000 in the year ended 7/31/05. During the current period the company received proceeds of $102,000 for share issuances compared with $883,735 in the prior year. Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Investments during Fiscal Year Ended 6/30/06 - During the eleven months ended 6/30/06, the Company invested $343,914 in its Indonesian oil & gas properties and recovered $352,104 from its farm out partner, GeoPetro. Of the amount invested, $114,000 relates to cash bonuses paid to the team working in the Company’s Bengara subsidiary. GeoPetro contributed their 40% share of the bonuses. The Company also invested $99,950 in equipment purchases mainly relating to computer and computer software.

Finance during Fiscal Year Ended 6/30/06 .- During the eleven months ended 6/30/06 there were 480,000 Stock Options and 200,000 Warrants exercised, generating proceeds to the company of $102,000. On 6/30/06, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,302,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between 7/30/06 and 4/30/09. On 6/30/06, the Company had warrants outstanding to purchase an aggregate of 7,368,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 7/14/06 and 6/30/08.

Income during Fiscal Year Ended 6/30/06 - Overall, the Company had income from operations during the eleven months ended 6/30/06 of $1,923,117 compared to income of $2,180,617 in the year ended 7/31/05. The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition during the current period. During the prior year, the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition. The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition. The Company had income per share of $0.03 in 2006 compared to $0.04 in 2005. The fully diluted income per share is $0.03 in 2006 compared to $0.03 in 2005. During the eleven months ended 6/30/06, the Company recorded terminated farm out proceeds in the amount of $100,000. This was a contribution by joint venture partner GeoPetro in relation to the costs of shares issued by the Company on the China Wisdom farm out in 2003. There was no similar item in the prior period. The Company recorded gain on settlement of debt of $48,850 in the current year. This was a result of the Company negotiating a reduction of certain payables in the amount of $41,995 and the Company electing to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855. During the current period the Company generated $75,856 in interest income due to the large cash balance on hand. There was no interest in the comparative period.

Page - 17

Expenses during Fiscal Year Ended 6/30/06 - During the eleven months ended 6/30/06, the Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045 in accumulated interest. The total of $329,045 is recorded as settlement of court judgment. General and administrative expenses decreased by $323,469 from $1,811,036 to $1,487,567 for the year ended 7/31/05 and eleven months ended 6/30/06 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $178,564 for the eleven months ended 6/30/06 compared to $803,481 in the year ended 7/31/05. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $155,419 for 2006 compared to $161,903 for 2005. During the period, management wrote down a receivable of $138,178 owing from a company controlled by the estate for a deceased director and recorded it as a bad debt. There were no bad debts recorded in the prior year. Management fees increased by $93,092 from $322,540 to $415,632. The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations. The company utilized more consultants in the period and therefore spent $65,032 which is an increase of $60,032 over the prior period. Rent increased by $6,753 from $61,044 to $67,797. The increase relates to higher premises costs in Dallas and Jakarta. Travel increased by $74,387 from $59,779 to $134,166. The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Office expenses decreased by $30,057 from $139,875 to $109,818. The decrease in office expenses is mostly due to the disposal of the Company’s GATB subsidiary in the prior year and resulting reduced operating expenses in the current period. Professional fees decreased by $23,792 from $98,063 to $74,271. The prior period consisted of higher legal costs which did not exist in the current period. Foreign exchange loss decreased by $50,435 from $74,112 to $23,677. This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB. All other expense groups appear consistent with the comparative period and most decreased slightly.

FINANCIAL RESULTS FOR FISCAL YEAR 2005, ENDED 7/31/05
All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation at Fiscal Year End 6/30/05 - As at Fiscal Year ended 7/31/05, the Company's consolidated financial statements reflect a working capital deficit of $39,066. This represents a decrease in the working capital deficit of approximately $785,000 compared to the 7/31/04 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the 2005 year in the form of private placements and exercise of options and warrants. The cash balance at 7/31/05 was $98,898 compared to $126,313 as at 7/31/04, a decrease of $27,415. To further improve its working capital position the company is pursuing other private placements and farm-out agreements for its properties. See subsequent events section for details on the sale of Yapen. The Company used $889,816 for operating activities during the Fiscal Year ended 7/31/05 compared with $1,127,045 in the prior year. The Company used $8,599 for investing activities after joint venture contributions during the Fiscal Year ended 7/31/05 compared with using $29,130 in the prior year. The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties. The cash resources provided by financing activities during the Fiscal Year ended 7/31/05 was $871,000 compared with $480,361 in the prior year. The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $328,735 and warrant exercises of $67,500.

Investments During Fiscal Year Ended 7/31/05 - During the Fiscal Year ended 7/31/05 the Company invested approximately $191,000 in its Indonesian oil & gas properties and recovered $178,000 from its farm out partner, GeoPetro.

Financing During Fiscal Year Ended 7/31/05 - On 12/13/04 a Private Placement of 133,333 Units, consisting of one common share and one share purchase warrant to purchase one additional common share for $0.50 until 6 December 2006, was completed. Proceeds to the Company were $20,000. No finder’s fees were paid. On 2/7/05 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 7 February 2007, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid. On 4/18/05 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid. On 4/ 28/05 the Company completed a private placement of 3,333,334 units of the company’s securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid a finders fee to an arm’s length party who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement. During the Fiscal year ended 7/31/05 there were 2,155,490 Stock Options and 300,000 Warrants exercised, generating proceeds to the company of $396,235. At Fiscal Year ended 7/31/05, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between 12/30/05 and 4/30/07. At Fiscal Year ended 7/31/05, the Company had warrants outstanding to purchase an aggregate of 10,481,146 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 9/10/05 and 4/27/07.

Income During Fiscal Year Ended 7/31/05 - The Company had no revenue during the Fiscal year ended 7/31/05.

Expenses During Fiscal Year Ended 7/31/05 - Overall, the Company had income from operations during the Fiscal year ended 7/31/05 of $2,180,617 compared to a loss of $1,609,125 in the prior year. The major changes in the 2005 Fiscal year as compared with the 2004 Fiscal year are outlined as follows. The largest difference was the fact that the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition. There were no disposals in the Fiscal Year ended 7/31/04, however, the Company did receive $251,869 from farm out proceeds in the 2004 Fiscal year and recorded a gain on reduction of contingent and conditional liabilities of $328,500. There were no such proceeds or gains in the 2005 Fiscal year.

After making accounting adjustments for equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $12,961. In the Fiscal Year ended

Page - 18

7/31/04, the property write-down was $252,613. General and administrative expenses decreased by $121,574 from $1,932,610 to $1,811,036 for the fiscal years ended 7/31/04 and 7/31/05 respectively. The significant changes to general and administrative expenses were lower management fees in the 2005 Fiscal year. Management fees decreased by $155,791 from $478,331 to $322,540 for the years ended 7/31/04 and 7/31/05 respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. During the 2005 Fiscal year, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $161,903 for 2005 compared to $281,662 for 2004 which was a decrease of $119,759. Staff Wage expense decreased to $nil from $25,163 due to the closure of the Langley office. Investor relations costs decreased by $23,997 from $30,105 to $6,108 for the years ended 7/31/04 and 7/31/05 respectively. Interest and bank charges decreased by $19,604 from $19,130 to a net recovery of $474 for the years ended 7/31/04 and 7/31/05 respectively. Office expenses decreased by $18,060 from $157,935 to $139,875 for the year ended 7/31/04 and 2005 respectively.

The stock compensation expense in the 2005 fiscal year was $803,481 compared to $686,557 in the prior year which is an increase of $116,924. (During the 2005 Fiscal year, the granting of new stock options resulted in stock compensation expense of $497,775. The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $305,706.) The financing costs, interest on loans and foreign exchange loss line item was $74,112 compared to a gain of $39,798 in the Fiscal Year ended 7/31/04. The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables during the 2005 Fiscal year as well as a one time interest charge of $44,373 relating the shares for debt transaction in the Company’s GATB subsidiary. Professional fees increased by $31,752 from $66,311 to $98,063 for the years ended 7/31/04 and 7/31/05 respectively. The increase is due to additional legal work done during the 2005 Fiscal year with respect to various agreements and the increasing costs of regulatory compliance with respect to audit and accounting requirements. Rent and utilities increased by $10,448 from $50,596 to $61,044. This mostly relates to the company relocating offices in Jakarta. All other expense groups appear consistent with the comparative period.

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

MATERIAL EVENTS OCCURING DURING THE LAST FISCAL YEAR ENDED 6/30/07

New Auditor The Company engaged Dale Matheson Carr-Hilton Labonte LLP of Vancouver, BC, as the Company's auditors on 10/13/06.

Sale of Bengara-II Interest On 9/29/06 the Company signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPC as per the Company's 7/11/06 press release. Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") and its 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") in East Kalimantan, Indonesia. CNPCHK (Indonesia) Limited, ("CNPC") is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor. To earn its 70% stake in CGB2, CNPC paid an Earning Obligation in cash in the amount of $18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area. CNPC shall also provide development loans up to a maximum limit of $41,300,000 over and above the $18,700,000 Earning Obligation to CGB2 and thereby carry all of Continental's 18% share of Bengara-II development costs on any oil or gas discoveries made for a combined total CGB2 expenditure of $60,000,000. CNPC will also pay directly to Continental a cash bonus in the amount of $3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area. Effective 9/29/06, all consultant and rental contracts were terminated by CGB2 due to the sale of majority interest to CNPC. CGB2 paid 3 months severance on these contracts totaling approximately $133,000 of which the Company has paid its 60% share. The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

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

Page - 19

New Finder East Coast The Company engaged Sichenzia Ross Friedman Ference LLP of New York City to source private placements and prepare related SEC filings and registration statements for the Company. The Company paid a $2,500 retainer and, subject to the finder's successful efforts, the Company shall pay a flat fee of $ 27,500 upon the close of a financing plus an additional $ 10,000 on filing of a SB2 registration statement and a further $ 10,000 thirty days thereafter.

Public Relations The Company entered into an investor relations contract with The Money Channel, for a series of weekly radio interviews to promote the Company to air from mid-November 2006 through mid-February 2007 at a flat fee of $25,000

Bengara-II Drilling Funded - CNPC paid in October 2006 its Earning Obligation under its deal to buy a 70% stake in CGB2 in cash in the amount of $18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

New Jakarta Office Opened - The Company's 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary closed its Fatmawati office in Jakarta and opened a new office from 11/30/06 at 8th Floor Plaza Mutiara, Jl. Lingkar Mega Kuningan Kav. E I-2, Jakarta, 12950, Indonesia, Phone +6221-5785-2419, Fax +6221-5785-2420

Bengara-II First Drilling Tendered - The Company's 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first of four planned wildcat exploration wells on the Bengara-II PSC, onshore East Kalimantan. CGB2. Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter. The first well of the 2006-07 drilling program shall be the Seberaba-1 exploration well which shall be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is located to test 4 different oil-prospective stratigraphic levels on a large fault closed structure evident on seismic.

Oil & Gas Activities Report - The Company filed an annual report on its oil and gas activities under a Form-51-101F1, F2 and F3 filing with, and as required by, Canadian securities regulators. The report may be downloaded from the SEDAR website.

Management Employment Contracts - The Company signed Employment Agreements with two officers and one senior manager.

Investment Banker Hired - The Company hired Carter Securities, LLC of New York City to assist the Company in raising capital through private placements of the Company’s stock or issuance of convertible debentures. The engagement was signed by the parties on 2/15/07 and had an exclusive term of 60 days.

New Bank Account Established - The Company opened a bank account at Park Cities Bank, Dallas, Texas, to facilitate its future USA operations and financing activities.

Payroll Processor Hired - The Company hired Automated Data Processing, Seattle, Washington, to handle its payroll and tax reporting.

Bengara-II Acreage Relinquished - During April 2007 the Company’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. made its 2nd scheduled relinquishment of area of the Bengara-II PSC in Indonesia as required by the production sharing contract. At the end of the Past Quarter the area of the Bengara-II PSC contract stood at 2,427 square kilometers or 600,000 acres of which the Company’s net acreage is 18% or 108,000 acres.

Seberaba-1 Well Spudded - On 4/25/07 the Company’s first exploration well on the Bengara-II Block, Seberaba-1, was spudded. The well is programmed to be drilled to a total depth of 4,000 meters (13,120 feet), and will intersect four separate potential pay zones.

Share Issues Activity During Fiscal 2007 - During Fiscal 2007 the Company issued 6,264,445 new shares generating total proceeds to the company of $1,033,333 as follows:

  A total of 111,111 new common shares were issued in exchange for services received of a value to the Company of $80,000.
  A total of 2,823,334 new common shares were issued in accordance with exercise of share purchase warrants related to previous year private placements and the Company received $ 481,833 in proceeds there from.
  A total of 3,330,000 common shares were issued in accordance with the exercise of incentive stock options resulting in net proceeds to the Company of $574,500.

Shareholding at Fiscal 2007 Year End - As at the date of the Company’s Fiscal 2007 year end on 6/30/07 the Company had:

  63,372,381 common shares issued and outstanding.
  4,650,000 unexercised stock options issued and outstanding.
  3,725,000 unexercised warrants issued and outstanding.
  Nil preferred shares issued and outstanding.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/07 UNTIL THE REPORT DATE

The following is a discussion of three material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Seberaba-4 Appraisal Well Spudded in Bengara-II Block - On 8/27/07 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-4 appraisal well. The Seberaba-4 is the first of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-4 to a planned

Page - 20

total depth of 2,800 meters (9,186 feet) is expected to take up to 48 days at a cost of over $5,300,000. The Seberaba-4 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.5 kilometers southeast of the Seberaba-1 exploration well location.

Institutional Private Placement with Macquarie Bank - On 8/29/07 the Company closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account. Continental issued 5,000,000 common shares at a price of $0.65 per share for net proceeds of $3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $0.90 per common share for a term of three years. When exercised, the warrants will provide additional net proceeds of $9,000,000. In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to $100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities. The proceeds from such additional funding shall be used to support both further development of the company’s Bengara-II Block oil and gas interests and to purchase or acquire and develop additional international oil and gas interests. The placement is the first equity investment in Continental by an institutional investor. At the close of the placement the 5,000,000 shares owned by Macquarie represent a position of 7.65% of Continental’s issued and outstanding share capital. Exercise by Macquarie of its warrants would increase its ownership to 19.4% on a partially diluted basis. The securities issued in the placement are subject to applicable hold periods and trading restrictions under regulation-S of the US Securities Act of 1933 and may only be offered, sold or otherwise transferred outside the US or inside the US in accordance with applicable exemptions from registration. Continental entered an agreement granting to Macquarie piggyback registration rights in the event of a Continental initiated registration of any restricted securities and demand registration rights at any time after the second anniversary of the placement. The company paid a one-time, 5% arrangement fee to Macquarie’s Energy Capital Group in the form of 250,000 common shares in lieu of cash. No additional brokerage or finder’s fees were incurred or paid. The shares and warrants were acquired by Macquarie for investment purposes and, depending on market and other conditions; Macquarie may increase or decrease its ownership of, or control or direction over, securities of Continental.

New Director - On 9/16/07 the Company appointed Mr. Phillip B. Garrison as a Director to fill a vacancy on the board. Mr. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

Seberaba-3 Appraisal Well Spudded in Bengara-II Block - On 9/24/07 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-3 appraisal well. The Seberaba-3 is the second of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-3 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 49 days at a cost of over $5,400,000. The Seberaba-3 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location. The Seberaba-3 appraisal well is being drilled with the same drilling rig used to drill the Seberaba-1 wildcat exploration well. Drilling on Seberaba-1 was terminated short of the planned 4,000m total depth after having reached a total depth of 2,946m. A 7” liner was set at 2,917m in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930m. A smaller workover rig has been moved onto the Seberaba-1 to conduct a series of drill stem tests.

Punga-1 Exploration Well Spudded in Bengara-II Block - On 10/15/07 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Punga-1 exploration well. The Punga-1 is the fourth well to be drilled as part of the 2007 drilling program for the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Punga-1 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 60 days at a cost of over $6,000,000. The Punga-1 will test a large, seismically mapped structural culmination at a location approximately 16 miles southeast of the Seberaba-1 exploration well location, and approximately 12 miles southeast of the Seberaba-4 appraisal well location.

Biofuels Subsidiary Formed - On 10/17/07 the Company entered a cofounder shareholders agreement pertaining to a new, partially-owned, special purpose, joint venture subsidiary incorporated in Delaware named Continental Biofuels Corporation (“CBC”). The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake, and largest single shareholding, in CBC. The remaining 60% stake in CBC is held by a cofounder group of five private investors led by Casimir Capital Group LLC of New York which includes two Directors of the Company, each of whom purchased a 10% stake. The Company’s CFO, Mr. James D. Eger has been appointed as the first President and CEO of CBC. During the short term the Company expects this management control to be relinquished and the Company’s shareholding stake in CBC to be diluted when new investors join CBC in anticipated private or public fundings.

The Company and its management have a long track record in oil and gas exploration in remote areas of Indonesia. This experience provides contacts, knowledge of local business practices, and long standing personal relationships with Indonesian and Malaysian palm oil plantation owners

Page - 21

and local government plantation permit providers. As a result, the Company is in a unique position to act in the role of facilitator and strengthen CBC’s SE Asian operational capability and assist CBC to capitalize on palm oil plantation acquisition or development opportunities. At this time the Company does not intend to invest further working capital in CBC and expects its management role in CBC to be limited to a short term start up period. The Company views the investment in CBC as a broadening of its commercial asset base in keeping with its geographic focus on Asia, particularly Indonesia.

Share Issues Activity Between Fiscal 2007 and the Report Date - Between the Fiscal 2007 year end and the Report Date the Company issued 5,265,000 new shares pursuant to private placements for net proceeds to the Company of $ 3,265,000

Shareholding at the Report Date - As at the Report Date on 10/29/07 the Company had:

  68,637,381 common shares issued and outstanding.
  5,150,000 unexercised stock options issued and outstanding.
  13,740,000 unexercised warrants issued and outstanding.
  Nil preferred shares issued and outstanding.

MATERIAL COMMITMENTS

A summary of the current status of all material contracts, commitments and expenditure obligations of the Company as of the Report Date are described below. The Company intends to meet its commitments by a combination of raising funds through placement of its securities and through farm out of promoted working interests in its Indonesian properties. There is no guarantee the Company will be successful in raising sufficient capital and the inability to meet its obligations may have material adverse detrimental effects on the Company, its operations and its particular resource properties.

Bengara-II PSC Commitments As of the Report Date, the Bengara-II PSC is currently in its Contract Year-10 of the 10 Contract Years exploration period of the Bengara-II PSC ending 12/4/07. Within this 10-year exploration period the Bengara-II operator, the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. (hereinafter “CGB2”), is obliged to drill 4 exploration wells and or expend at least $25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area. As at the Report Date a total of approximately $ 28,000,000 has been spent by CGB2. This expenditure exceeds the total Bengara-II PSC Work Commitment and the Company believes that neither the Company nor CGB2 has any further funding commitments or obligations with regard to the Bengara-II PSC Work Commitments.

At the end of the 10-year exploration period on 12/4/07 CGB2 may elect to relinquish the Bengara-II PSC back to the Indonesian government in its entirety with no further obligation. Alternatively, depending upon the results of the 2007 drilling program currently underway in the Bengara-II Block at the Report Date, and subject to making a final scheduled relinquishment of area of the Bengara-II Block reducing it to 240,275 acres (970 square kilometers) or net 43,213 acres to the Company’s 18% interest), the company’s CGB2 affiliate may elect one of two additional alternatives.

First, CGB2 may file a plan of development with the Indonesian PSC authorities for any oil or gas discovery made on the Bengara-II Block which, if and when, approved will automatically invoke the full remaining 20-year term of the Bengara-II PSC until 12/4/27. In such case the Company would have no additional mandatory PSC commitments for either exploration, development or production activities. Second, CGB2 may file an application for an additional period of time up to a few years to complete a specific 3D seismic program or further appraisal and delineation drilling to more fully assess and appraise a promising prospect prior to filing a formal plan of development. In either of these two alternative cases the approval of the election made by CGB2 would be subject to approval of Indonesian PSC authorities.

Continental-GeoPetro (Bengara-II) Ltd. Funding As provided for in the agreement (the “Bengara Shareholders Agreement”) between the shareholders of Bengara dated 9/29/06 concurrent with the sale of interest to CNPCHK (see "Disposition of Interest in Principal Properties” section above) the Company’s 18% shareholding interest in Bengara and its Bengara-II PSC is not subject to cash calls and there are no provisions for Bengara or any other shareholder to impose a funding obligation on the Company in respect of Bengara or the Bengara-II PSC. However, in the event of a discovery of oil or gas in the Bengara-II PSC the Company recognizes that Bengara may incur substantial exploitation expenditures in bringing any discovery to production. In the event that the shareholders of Bengara agree that it is more desirable to fund Bengara with loans from shareholders subject to some amended shareholders agreement or a joint operating agreement then the Company may elect to enter such new agreement and in accordance with the provisions thereof fund its 18% shareholding portion of field development expenditures.

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

Page - 22

and limited amounts of drilling capital is intense. Specific risk factors are described below and listed in the priority in which Management feels they pose the most serious risk facing the Company.

Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions or to fund its contractual commitments. The Company’s ability to continue as a going concern depends upon its ability to obtain financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the Management will be successful.

Dependency on PSC Contracts - The Company's principal assets are its interests in its Indonesian oil and gas properties. The PSC contract terms contain requirements regarding quality of service, capital expenditure, legal status of concessionaires, restrictions on transfer and encumbrance of assets and other restrictions. Any failure to comply with these arrangements could result, under certain circumstances, in the revocation of the PSC, and therefore termination of development, production, drilling and other petroleum operations. Furthermore, all plant, property and equipment purchased by Continental-GeoPetro (Bengara-II) Ltd. for use pursuant to PSC operations becomes the property of BPMigas. The cost of such materials may be recovered only if commercial production is established within the PSC area in accordance with provisions of the PSC.

Dependency on POD - As of the Report Date, the Bengara-II PSC is currently in its Contract Year-10 of the 10 Contract Years exploration period of the Bengara-II PSC ending 12/4/07 and the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. (hereinafter “Bengara”), has exceeded its PSC contract obligation to drill 4 exploration wells and expend at least $25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area. Encouraging drilling results up to the Report Date have given the Company and its fellow shareholders of Bengara confidence to prepare a Plan of Development (a “POD”) for the Bengara-II PSC which Bengara intends to submit for approval of Indonesian authorities before the 12/4/07 end of the exploration period. In the event the POD is approved then the remaining 20-year term through 12/2/27 of the Bengara-II would come into effect. Alternatively, depending upon future drilling results, Bengara may elect to apply for an extension of the 10-year exploration period or apply for additional time to appraise drilling results and prepare a new POD or a revised POD. There can be no assurance that Bengara will be successful in obtaining the approval of Indonesian authorities for any POD or of any application for additional time to explore or prepare additional PODs. It is possible that inability of Bengara to obtain approval of a POD or an extension of time therefore could result in a loss of some or all of its interest in the Bengara-II PSC.

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

Page - 23

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

Minority Shareholding Risks - The Company holds a minority 18% shareholding in its principal Bengara-II PSC oil and gas property through its affiliate Continental-GeoPetro (Bengara-II) Ltd. With this level of interest the shareholders agreement in place offers only very limited degree of management control or influence by the Company in the event of a disputed management action endorsed by the other majority and controlling shareholders. This lack of management control could have a detrimental effect upon the value of the Company’s interests.

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

The Company does not know of any other trends or uncertainties that are reasonably likely to result in, material changes to its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new properties and projects.

Page - 24

OUTLOOK

The Company is an oil and gas exploration company engaged in the assembly of a portfolio of high potential oil and gas exploration prospects. At present the Company does not have any producing properties and has no revenue. The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. The Company has long experience operating in Indonesia and has the advantage of local knowledge to facilitate definition and acquisition of prospective acreage. Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The Company will try to minimize and spread this risk by joint-venturing in its oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success.

For calendar year 2008, the Company's management has set the following strategic objectives, which it hopes to accomplish during the year. These goals, in order of priority, are:

1.	Obtain an approved plan of development for the Bengara-II PSC to secure its full term until 12/4/27.

2.	Participate in the drilling of additional exploration wells on the Bengara-II property.

3.	Acquire a 3D seismic survey over the Seberaba-Punga structure in the Bengara-II property for the purposes of effectively planning further appraisal and development drilling.

4.	Make acquisitions of interests in new oil and gas properties particularly ones with existing production or short term development to production.

ITEM - # 10 DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

The table below lists, as at the Report Date, the names of all the Directors of the Company. The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors". Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company. Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director. At the Report Date the Company has three Non-Executive directors, Mr. Garrison, Mr. Hayes and Mr. Yu and two Executive Directors Mr. McAdoo and Mr. Eger.

Table No. 8 DIRECTORS
Name	Age	Date First Appointed a Director
Richard L. McAdoo (1) (5) (6)	53	January 1999
Paul L. Hayes, Jr. (2)	70	April 2003
David T.W. Yu (3) (4) (5)	52	May 2005
James D. Eger (2) (4) (6)	57	October 2004
Phillip B. Garrison (7) (4) (5)	54	September 2007

Notes to table:	(1)	Resident of Indonesia and citizen of the United States.
	(2)	Resident and citizen of the United States.
	(3)	Resident and citizen of Hong Kong.
	(4)	Members of the Audit Committee of the Board of Directors.
	(5)	Members of the Executive Compensation Committee of the Board of Directors.
	(6)	Members of the Reserves Committee of the Board of Directors.
	(7)	Resident of Dubai and citizen of the United States.

DIRECTORS COMMITTEES

Audit Committee - The board of directors has created an "Audit Committee" and duly appointed executive director Eger and non-executive directors Garrison and Yu to serve on the committee. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year end audit. Mr. Eger serves as the committee’s chairman.

Page - 25

Executive Compensation Committee - The board of directors has created an "Executive Compensation Committee" and duly appointed executive director McAdoo and non-executive directors Garrison and Yu serve on the committee. The Compensation Committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. McAdoo serves as the committee’s chairman.

Reserves Committee - The board of directors has created a "Reserves Committee" and duly appointed executive directors McAdoo and Eger to serve on the committee. The Reserves Committee is charged with the responsibility of oversight of the Company's oil and gas reserves and activity reporting in compliance with Canadian regulatory practices under National Instrument 51.

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

Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. He began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

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

Page - 26

Table No. 9 EXECUTIVE OFFICERS
Name	Age	Current Title	Date Appointed
Richard L. McAdoo (1)	53	President & CEO	November 1999
James D. Eger (2)	57	Vice President, CFO & Secretary	February 2004

Notes to table:
(1)	Spends substantially full time on the affairs of the Company and its subsidiaries. He resides in Jakarta, Indonesia, and is employed under contract to Continental-GeoPetro (Bengara-II) Ltd. He is also CXO Chief Exploration Officer and a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd. He is also a Director and President COO of the Company’s 50% owned Indonesian joint venture company CG Xploration Inc. He is also a Director and Chairman of the Company’s 40% owned joint venture company Continental Biofuels Corporation.

(2)	Spends substantially full time on the affairs of the Company and resides in Dallas, TX, USA. He is employed under full time contract to the Company. He is also a Director and President & CEO of the Company’s 40% owned joint venture company Continental Biofuels Corporation.

Orders - No Director or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. During the past 10 years, no director, officer or promoter of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority related to the trading in securities, promotion or management of a publicly traded Company, or theft or fraud.

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

ITEM - # 11 COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company pays cash compensation in the amount of $15,000 per annum to its Directors for their service in their capacity as Directors. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may also award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any additional compensation for his services as a Director of the Company, including committee participation and/or special assignments. During Fiscal 2006, the Company paid 4 directors cash compensation totaling $60,000 solely for their services as directors to the Company. The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors. Refer to ITEM-#13.

Non-Executive Director Compensation
Non-Executive Directors are those directors not employed or paid by the Company in any capacity such as officer or consultant.

Paul L. Hayes, Jr., Non-Executive Director During Fiscal 2007, Mr. Hayes served as a Non-Executive Director of the Company and was paid an annual fee of $15,000 solely for his services as a director. The Company expects to pay the same annual amount for each Fiscal Year that Mr. Hayes continues to serve as a director. The Company did not pay any additional cash compensation of any kind to Mr. Hayes for services not solely as a director during Fiscal 2007 and does not expect to pay any additional cash compensation to during Fiscal 2008. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy. See ITEM-#12 for his stock options.

David T.W. Yu, Non-Executive Director During Fiscal 2007, Mr. Yu served as a Non-Executive Director of the Company and was paid an annual fee of $15,000 solely for his services as a director. The Company expects to pay the same annual amount for each Fiscal Year that Mr. Yu continues to serve as a director. The Company did not pay any additional cash compensation of any kind to Mr. Yu for services not solely as a director during Fiscal 2007 and does not expect to pay any additional cash compensation to during Fiscal 2008. Mr. Yu accepted appointment to the board of directors in an action minuted on 4/29/05 filling a vacancy. See ITEM-#12 for his stock options.

Phillip B. Garrison, Non-Executive Director During Fiscal 2007, Mr. Garrison did not serve as a Director of the Company. The Company expects to pay Mr. Garrison an amount of $15,000 during Fiscal 2008 and the same annual amount for each Fiscal Year that Mr. Garrison continues to serve as a director. The Company did not pay any additional cash compensation of any kind to Mr. Garrison for services not solely as a director during Fiscal 2007 and does not expect to pay any additional cash compensation to during Fiscal 2008. Mr. Garrison accepted appointment to the board of directors in an action minuted on 9/17/07 filling a vacancy. See ITEM-#12 for his stock options.

Page - 27

Contracts & Compensation of Executive Directors
Executive Directors are those directors who are directly or indirectly employed by the Company and serving as paid officers, advisors or employees of the Company in addition to their unpaid service as a director. The following directors have contracts with the Company and are Executive Directors. All contracts with the Company for directors, officers and senior management are reviewed by the Compensation Committee.

Richard McAdoo, Director, President and CEO Pursuant to an employment contract dated 1/01/07 with the Company’s President and CEO to provide executive management from the Company’s Jakarta office the Company pays him an annual salary of $210,000. Prior to the date of his employment contract and during Fiscal 2006/2005 the Company indirectly paid a 60% portion of his salary, bonuses and accommodations through its funding its 60% joint venture share of Continental-GeoPetro (Bengara-II) Ltd. During Fiscal 2006/2005, he was so paid or accrued total compensation in the amounts of $150,000 and $150,000 respectively. During the current year the Company paid him a bonus of $125,000 in recognition of his efforts in the Bengara-II disposition. In addition, during the period, the Company provided its 60% share of total costs of accommodations provided him in Indonesia in the amount of $19,020 (2006 - $33,000; 2005 - $36,000). Subsequent to the year-end, he was paid a bonus of $30,000 in recognition of his efforts in the Company’s first institutional placement.

James D. Eger, Director, VP and CFO Pursuant to an employment contract dated 1/01/07 with the Company’s Vice President and CFO, Mr. James D. Eger to provide executive management from the Company’s Dallas office the Company pays him an annual salary of $150,000. During Fiscal 2006/2005, Mr. Eger was paid or accrued total compensation by the Company in the amounts of $110,000 and $90,000 respectively. During the current year the Company paid him a bonus of $75,000 in recognition of his efforts in the Bengara-II disposition. Subsequent to the year-end, he was paid a bonus of $30,000 in recognition of his efforts in the Company’s first institutional placement.

CONTRACTS & COMPENSATION OF EXECUTIVE OFFICERS

The Company has only two executive officers, Mr. McAdoo and Mr. Eger, whose contracts and compensation are discussed in the preceding section pursuant to their service also as directors of the Company.

Stock Options
The Company grants incentive stock options to Directors and to Officers and employees; refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries". All stock options are set at levels determined from time to time by the board of directors in accordance with applicable securities regulations pursuant to a Stock Option Plan adopted by shareholders at the Company’s annual general meeting on 1/25/06.

Pension Plans & Stock Ownership Programs
No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation
The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation.

ITEM - # 12 OPTIONS TO PURCHASE SECURITIES
FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has a formal written stock option plan that was adopted at the Company’s AGM on 1/25/06 At the Report Date, the Company had 5,150,000 stock options outstanding entitling the holders to purchase 5,150,000 common shares at exercise prices between $0.40 and $0.65. The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the table below. Options shown in the table are effective as at the Report Date and include the number of options granted to directors and executive officers as a group. Outstanding options to other employees and consultants as a group is also shown.

Table No. 10 STOCK OPTIONS OUTSTANDING AT THE REPORT DATE
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total

Richard McAdoo, Director & Officer	$0.15	4/30/09	1,000,000	28.6%
James D. Eger, Director	$0.15	4/30/09	1,000,000	28.6%
Paul L. Hayes, Director	$0.15	6/29/08	500,000	14.3%
David T.W. Yu, Director	$0.65	6/30/09	500,000	14.3%

Page - 28

Phillip B. Garrison, Director	$0.65	6/30/10	500,000	14.3%
Total Directors & Officers as a Group			3,500,000	68%
Other Optionees as a Group	$0.40 to $0.65	Various	1,650,000	32%
Total Stock Options Outstanding at the Report Date			5,150,000	100%

At the Report Date, the Company had 13,740,000 share purchase warrants outstanding entitling the holders to purchase 13,740,000 common shares at prices between $0.15 and $1.00. All of the share purchase warrants issued by the Company have been issued in conjunction with private placements of Company securities. The table below lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11 SHARE PURCHASE WARRANTS OUTSTANDING
Date Warrants Issued	Number of Warrants Outstanding	Warrant Exercise Price US$	Date Warrants Expire
6/9/03	935,000	$0.15	6/30/08
4/29/05	2,000,000	$0.40	6/30/08
7/14/03	790,000	$0.15	6/30/08
7/29/07	15,000	$1.00	7/29/09
8/29/07	10,000,000	$0.90	8/29/10
Total at Report Date	13,740,000

ITEM - # 13 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's fiscal year at 6/30/07 there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

Page - 29

P A R T - III
ITEM - # 15 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.
The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on 6/30/07 concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

P A R T - IV
ITEM - # 17 FINANCIAL STATEMENTS

Commencing for its 7/31/02 year-end the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements since then on that basis. The accounts of the Company are now prepared in U.S. dollars and the Company’s Canadian operations are translated into U.S. dollars under the temporal method. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

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

AUDITS, REPORTING, FINANCIAL STATEMENTS AND THEIR APPLICABILITY

The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the company and its majority owned subsidiaries. During the course of the Company’s fiscal year management prepares unaudited quarterly consolidated financial statements as at September 30, December 31, and March 31 which are filed with British Columbia Securities Commission within 60 days of the quarter’s end.

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

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2007 year end at 6/30/07. The date of the auditors report for the same financial statements is 9/28/07. The Report Date of this Form-20F Annual Report is 10/29/07. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2007 financial statements, on EDGAR is scheduled for 11/7/07. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditor’s report is 90 days. Elapsed time between the fiscal year end effective date of the financial statements and the Report Date is 121 days.

Page - 30

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

ITEM - # 19 EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

Page - 31

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2007 year end 6/30/07, was submitted for filing electronically on the US-SEC's EDGAR system in November 2007.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F Fiscal 2007 year end 6/30/07 annual report on its behalf.

Continental Energy Corporation
(Registrant)

"James D. Eger"
_____________________________
By: James D. Eger, Director & CFO
Report Date: October 29, 2007

Page - 32

E X H I B I T S 1 THROUGH 11 & 31 & 32
EXHIBITS AND/OR ATTACHMENTS TO THE
Form-20F For Fiscal 2007 Ended 6/30/07 Filed By
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

Page - 33

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

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: October 29, 2007	/s/ James D. Eger
James D. Eger, Chief Financial Officer (Principal Accounting Officer)

Page - 34

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

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: October 29, 2007	/s/ Richard L. McAdoo
Richard L. McAdoo, President, CEO and Director.

Page - 35

E X H I B I T - 32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2007 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 29, 2007	/s/ Richard L. McAdoo
Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2007 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 29, 2007	/s/ James D. Eger
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

Page - 36

CONTINENTAL ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 and 2006
Expressed in U.S. dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (An Exploration Stage Company)

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2007 and 2006, the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the year ended June 30, 2007 and for the eleven months ended June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006, the results of its operations and cash flows for the year ended June 30, 2007 and for the eleven months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
September 28, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 28, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
September 28, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of Continental Energy Corporation:

We have audited the accompanying consolidated balance sheets of Continental Energy Corporation (the “Company”) as at 31 July 2005 and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the year ended 31 July 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 July 2005 and the results of its operations and its cash flows for the year ended 31 July 2005, in accordance with Canadian generally accepted accounting principles.

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

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
23 November 2005 (except for Note 13 which is dated 18 December 2006)	CHARTERED ACCOUNTANTS

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2007	2006
Current
Cash	$1,514,279	$2,395,727
Accounts receivable	43,088	3,951
Prepaid expenses and deposits	117,894	47,058
	1,675,261	2,446,736
Investment in Bengara (Note 4ai)	1	-
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	88,685	70,278
	$1,763,948	$2,517,015

LIABILITIES
Current
Accounts payable and accrued liabilities	$110,449	$159,814

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	11,731,566	10,063,516
Common Share Subscriptions - Statement 2 (Note 6)	7,500	-
Contributed Surplus - Statement 2	3,221,931	2,998,183
Deficit - Statement 2	(13,307,498)	(10,704,498)
	1,653,499	2,357,201
	$1,763,948	$2,517,015

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"	, Director

"James D. Eger"	, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity (Deficiency)

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit		Total

Balance - 31 July 2004	49,375,412	$22,129,686	$-	$2,075,975	$(28,359,351	) $	(4,153,690)
Issuance of shares for:
Private placements	3,616,667	545,000	-	-	-		545,000
Exercise of warrants	300,000	82,923	-	(15,423)	-		67,500
Exercise of options	2,155,490	611,861	-	(283,126)	-		328,735
Finder's fee - Financing	166,667	-	-	-	-		-
Shares for debt	813,700	122,055	-	-	-		122,055
Shares issuance costs	-	(57,500)	-	-	-		(57,500)
Financing fees - warrants	-	-	-	161,903	-		161,903
Stock-based compensation	-	-	-	803,481	-		803,481
Income for the year - Statement 3	-	-	-	-	2,180,617		2,180,617
Balance - 31 July 2005
- Restated (Note 6 & 13)	56,427,936	23,434,025	-	2,742,810	(26,178,734)		(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	-	(15,648)	-		30,000
Exercise of options	480,000	134,962	-	(62,962)	-		72,000
Financing fees - warrants	-	-	-	155,419	-		155,419
Stock-based compensation	-	-	-	178,564	-		178,564
Reduction in capital (Note 1)	-	(13,551,119)	-	-	13,551,119		-
Income for the period - Statement 3	-	-	-	-	1,923,117		1,923,117

Balance - 30 June 2006	57,107,936	10,063,516	-	2,998,183	(10,704,498)		2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-		80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-		481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-		574,500
Share issuance costs	-	(23,000)	-	-	-		(23,000)
Financing fees - warrants	-	-	-	112,723	-		112,723
Stock-based compensation	-	-	-	673,242	-		673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)		(2,603,000)
Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498	) $	1,653,499

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Operations

	For the	For the Eleven	For the
	Year Ended	Months Ended	Year Ended
	30 June	30 June	31 July
	2007	2006	2005
			Restated (Note
			6 & 13)

Expenses
Amortization	$37,167	$66,837	$35,544
Bad debt (Note 7b)	-	138,178	-
Consulting	127,901	65,032	5,000
Filing fees	21,475	11,464	10,104
Financing fees - warrants (Note 6e & f)	112,723	155,419	161,903
Foreign exchange loss	7,625	23,677	74,112
Interest and bank charges (recovery)	5,548	4,687	(474)
Investor relations	168,896	13,127	6,108
Management fees (Note 7a)	740,522	415,632	322,540
Office expenses	146,387	109,818	139,875
Professional fees	203,811	74,271	98,063
Rent, office maintenance and utilities	89,986	67,797	61,044
Shareholder communication and transfer agent	8,239	8,981	9,032
Stock-based compensation (Note 6d & f)	673,242	178,564	803,481
Telephone	29,503	19,917	24,925
Travel and accommodation	238,229	134,166	59,779

Loss Before the Undernoted	(2,611,254)	(1,487,567)	(1,811,036)

Other Income (Expenses)
Gain on settlement of debt	15,739	48,850	-
Gain on disposal of GATB (Note 4b)	-	-	4,059,868
Gain on disposal of Yapen (Note 4aii)	-	3,506,833	-
Gain on disposal of Bengara (Note 4ai)	23,906	-	-
Interest income	81,995	75,856	-
Loss on disposal or write-down of equipment	-	-	(55,254)
Settlement of court judgment	-	(329,045)	-
Terminated farm out proceeds	-	100,000	-
(Write-down) recovery of resource property costs (Note 4)	(113,386)	8,190	(12,961)

Income (Loss) for the Period	$(2,603,000)	$1,923,117	$2,180,617

Income (Loss) per Share - Basic	$(0.04)	$0.03	$0.04
Income (Loss) per Share - Diluted	$(0.04)	$0.03	$0.03

Weighted Average Number of Shares Outstanding - Basic	59,325,041	56,661,170	51,280,433

Weighted Average Number of Shares Outstanding - Diluted	64,695,755	69,270,906	69,350,779

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the	For the Eleven	For the
	Year Ended	Months Ended	Year Ended
	30 June	30 June	31 July
	2007	2006	2005
			Restated (Note
Cash Resources Provided By (Used In)			6 & 13)

Operating Activities
Income (loss) for the period	$(2,603,000)	$1,923,117	$2,180,617
Items not affecting cash
Accrued interest on debt settled for shares	-	-	44,373
Amortization	37,167	66,837	35,544
Bad debt	-	138,178	-
Financing fees - warrants (Note 6e & f)	112,723	155,419	161,903
Gain on settlement of debt	(15,739)	(48,850)	-
Gain on disposal of GATB (Note 4b)	-	-	(4,059,868)
Gain on disposal of Yapen (Note 4aii)	-	(3,506,833)	-
Gain on sale of Bengara (Note 4ai)	(23,906)	-	-
Loss on disposal or write-down of equipment	-	-	55,254
Revaluation of contingent and conditional liabilities	-	-	(47,873)
Stock-based compensation (Note 6d & f)	673,242	178,564	803,481
Terminated farm out proceeds	-	(100,000)	-
Recovery (write-down) of resource property costs (Note 4)	113,386	(8,190)	12,961
Changes in current assets and liabilities
Accounts receivable	(39,137)	(2,321)	(8,556)
Prepaid expenses and deposits	8,499	(25,830)	44,427
Accounts payable and accrued liabilities	(21,198)	(77,949)	(112,079)

	(1,757,963)	(1,307,858)	(889,816)
Investing Activities
Disposition of Bengara	(8,858)	-	-
Resource property costs	(259,886)	(343,914)	(185,960)
Resource property costs reimbursed by joint venturers	146,500	352,104	178,000
Proceeds from terminated farm out agreement	-	100,000	-
Proceeds from disposition of GATB, net	-	-	1,000
Proceeds from disposition of Yapen, net	-	3,506,834	-
Proceeds from sale of Bengara shares, net	21,000	-	-
Purchase of equipment, net of recovery	(55,574)	(99,950)	(1,639)

	(156,818)	3,515,074	(8,599)

Financing Activities
Capital lease obligation	-	(12,387)	(20,235)
Share capital issued for cash, net	1,033,333	102,000	891,235

	1,033,333	89,613	871,000

Change in Cash	(881,448)	2,296,829	(27,415)

Cash position - Beginning	2,395,727	98,898	126,313

Cash Position - Ending	$1,514,279	$2,395,727	$98,898
	-
Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$-	$-	$25,000
Debt settlement	$-	$-	$122,055
Services	$80,000	$-	$-
Assets and liabilities disposed upon GATB disposition
Current assets	$-	$-	$31,823
Current liabilities	$-	$-	$(682,979)
Contingent and conditional liabilities	$-	$-	$(3,407,712)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

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

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable. Subsequent to 30 June 2007, the Company completed an equity financing for $3,250,000.

The Company has restated its financial statements for the year ended 31 July 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company in that year (Note 6 &13).

2.	Significant Accounting Policies

	a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Except as indicated in Note 12, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”). All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

	b)	Consolidation

These consolidated financial statements include the accounts of the Company and its one subsidiary and one joint venture company as follows:

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the USA.

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara- II Production Sharing Contract (“PSC”) in Indonesia (Note 4a). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of three former subsidiaries as follows:

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 29 September 2006 at which time 70% of the Company’s interest was sold. The Company’s remaining 18% is now accounted for on the cost basis.

Continental-GeoPetro (Yapen) Ltd. (“Yapen”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold.
GAT Bangkudulis Petroleum Company Ltd. (“GATB”), incorporated in the British Virgin Islands (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold.

All intercompany transactions are eliminated upon consolidation.

	c)	Equipment

The Company provides for amortization on its equipment as follows:

Automobiles – 50% declining balance basis
Computer equipment and software - 50% declining balance basis
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

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

	d)	Oil and Gas Properties – Continued

production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

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

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 June 2007 and 2006.

	f)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

	g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non- forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

	i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the period, the Company had administration activity in North America and exploration and development activity in Indonesia. The segmented information is identified by geographic location of the Company’s exploration and development activities. Refer to Note 9.

	j)	Conversion of Foreign Currencies

The accounts of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

Monetary assets and liabilities at year-end rates;
All other assets at historical rates;

Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

Exchange gains and losses arising from these transactions are expensed during the period incurred.

	k)	Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets and the assumptions used in calculating the fair value of options and warrants.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

	l)	Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource property costs and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.	Resource Property Costs

Details of oil and gas properties are as follows:

	30 June	Exploration &	Costs	Recovery	30 June
	2006	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$259,886	$(146,500)	$(113,386)	$1

	31 July	Exploration &	Costs	Recovery	30 June
	2005	Development	Reimbursed by	(Impairment/	2006
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara	$1	$343,914	$(352,104)	$8,190	$1
Yapen	1	(1)	-	-	-
	$2	$343,913	$(352,104)	$8,190	$1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

4.	Resource Property Costs – Continued

	a)	Bengara and Yapen

By separate share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. On 1 January 2000 the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties to GeoPetro Resources Company.

Included in the Company’s statement of operations are the results of operations of both subsidiaries from the date of acquisition to 29 September 2006 for Bengara and up to 26 October 2005 for Yapen.

		i)	Bengara

During the current year, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC (Hong Kong) Limited (“CNPC-HK”), an unrelated buyer, for $21,000 cash on 29 September 2006. The Company retained an 18% shareholding of Bengara.

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income. The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in Bengara as at 29 September 2006.

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of its majority interest to CNPC-HK. Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share, being $79,800.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of Bengara	(2,906)
Proceeds on disposition	21,000
Gain on disposition of Bengara	$23,906

ii)	Yapen

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations Energy Company Ltd., an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

This transaction resulted in a gain of $3,506,833 net of associated costs and taxes, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

4.	Resource Property Costs – Continued

	b)	GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

Prior to fiscal year end 31 July 2005, PT Pertamina, the Indonesian government’s state owned oil and gas enterprises, gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminated the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company during the 2006 fiscal year. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer had any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income. The net effect of this transaction was a gain of $4,059,868 net of taxes, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	(4,058,868)
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition.

5.	Equipment
Details are as follows:

			30 June 2007
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

5.	Equipment – Continued

			30 June 2006
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$66,510	$66,510	$-
Computer equipment	117,904	57,618	60,286
Field survey equipment	104,883	95,527	9,356
Furniture	6,788	6,152	636
	$296,085	$225,807	$70,278

6.	Share Capital

	a)	Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 30 June 2007, there are no preferred shares issued or outstanding.

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

On 18 April 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

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

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash proceeds of $20,000. $80,000 has been recorded as prepaid expenses and deposits and will be amortized over the remaining term of the investor relations agreement.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

	c)	Shares for Debt

During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

	d)	Stock Options

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

New Stock Option Grants

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007. The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations.

Prior Year’s Stock Option Grants

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

During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees. 50,000 options are exercisable until 30 December 2005 and have an exercise price of $0.17 per share. The remaining 5,100,000 options are exercisable until 30 April 2007 and have an exercise price of $0.15 per share. The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

New Stock Option Amendments

During the current year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007. The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

	d)	Stock Options – Continued

Prior Year’s Stock Option Amendments

During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options:

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

The Company estimated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

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

The Company estimated the incremental increase in the combined fair value of these amended options to be $305,706 which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

	d)	Stock Options – Continued

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		average
	Number of	exercise price
	options	per share

Options outstanding, 31 July, 2005	8,932,426	$0.15
Options granted	250,000	0.15
Options exercised	(480,000)	0.15
Options cancelled	(400,000)	0.15

Options outstanding, 30 June, 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options expired	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	$0.33

As at 30 June 2007, the following share purchase options were outstanding:
	Number of	Price per
Options	shares	Share	Expiry date

	750,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009

Total outstanding and exercisable	4,650,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

	e)	Warrants

New Warrant Amendments

During the current year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008. The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Prior Year Warrant Amendments

During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007. The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

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

Total outstanding and exercisable

Details of outstanding share purchase warrants as at 30 June 2007 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date

	2,000,000	$0.40	30 June 2008
	1,725,000	$0.15	30 June 2008

	3,725,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

	f)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2007	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 99%	95% - 140%	117% - 140%
Risk-free interest rate	4.02% - 4.73%	2.90% - 4.44%	2.90% - 3.15%
Expected life of options (years)	0.79 – 2.79	1.02 – 3.42	1.04 – 2.08

The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2007	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	96%	95%	117% - 127%
Risk-free interest rate	4.02%	4.41%	3.03% - 3.15%
Expected life of warrants (years)	1.79	1.00 – 2.00	1.00 – 1.75

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

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director, or officer fees in the amount of $425,625 (2006 - $247,500; 2005 - $360,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries. Of that amount, $28,125 (2006 - $103,125) has been recorded in resource property costs. In addition, the Company paid bonuses totalling $200,000 (2006 - $120,000; 2005 - $Nil) to two directors during the year. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $19,020 (2006 - $33,000; 2005 - $36,000). This amount is included in rent expense.

b)

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director (the “defendant”). Subsequent to 30 June 2007, a statement has been filed on behalf of the defendant and the Company is in the process of filing documentation in relation to the claim. Management intends to pursue full collection of the receivable until payment or settlement is reached.

c)

As at 30 June 2007, $9,583 (2006 - $Nil) is receivable from a director of the Company and included in accounts receivable and prepaid expenses and $7,864 (2006 - $ Nil) is payable to two directors of the Company and netted against accounts receivable and prepaid expenses.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

8.	Income Taxes

a)	A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Income (loss) before income taxes	$(2,603,000)	$1,923,117	$2,180,617
Canadian federal and provincial income
tax rates	34.12%	34.12%	34.12%

Expected income tax (recovery)	(888,144)	656,168	744,027
Items not deductible for income tax
purposes	1,502,851	(503,377)	1,590,206
(Unrecognized) recognized benefit of
non-capital losses	(614,707)	(152,791)	(2,334,233)

Total income taxes (recovery)	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax recovery	$-	$-	$-

b)	The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006	2005

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,128,909	$855,898	$976,735
Capital loss carry forwards	272,971	53,176	48,821
Share issue costs	14,126	19,619	17,265
Undepreciated capital cost in excess of
accounting net book value	240,711	216,950	179,618
Mineral properties	624,070	590,195	541,866
	2,280,787	1,735,838	1,764,305

Valuation allowance	(2,280,787)	(1,735,838)	(1,764,305)

Net future income tax assets	$-	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $3,504,845CDN available to offset against taxable income in future years, which, if unutilized, will expire through to 2027. The Company has capital losses for Canadian tax purposes of approximately $1,694,951CDN available to offset capital gains in the future. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,937,507CDN available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

9.	Segmented Information

	North	Indonesia	Consolidated
	America
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015
31 July 2005
Segmented revenue	$-	$-	$-
Segmented income (loss) (ii)	$2,630,209	$(449,592)	$2,180,617
Identifiable assets	$240,240	$56,861	$297,101

i)

The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s Yapen subsidiary during the 2006 fiscal year (Note 4aii) as well as terminated farm-out proceeds of $100,000.

ii)	The income for North America for the year ended 31 July 2005 includes a gain of $4,059,868 from the disposition of the Company’s GATB subsidiary during the prior year (Note 4b).

10.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

11.	Subsequent Events

Subsequent to 30 June 2007:

a)

On 23 July 2007, a private placement was completed for 15,000 Units for total proceeds of $9,750. Each Unit consists of 15,000 common shares and 15,000 stock warrants that are exercisable at $1.00 within two years.

b)

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 common shares at $0.65 per share for net cash proceeds of $3,250,000. The placement included 10,000,000 share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

c)

On 30 August 2007, the Company incorporated in Delaware, Continental Biofuels Corporation, a wholly owned subsidiary to pursue palm oil to biodiesel projects in Indonesia. On 4 September 2007, $100,000 was transferred to Continental Biofuels Corporation to subscribe the Company's purchase of 1,000 shares representing 100% of the fully paid, issued and outstanding share capital of Continental Biofuels Corporation.

	d)	On 17 September 2007, the Company issued 500,000 stock options to a director that are exercisable at $0.65 per share on or before June 30, 2010.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

Canadian GAAP varies in certain significant respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under United States GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense. Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003 as described in Note 12(k), commencing August 1, 2003 United States GAAP is consistent with Canadian GAAP. The effect of the differences prior to 1 August 2003 is noted below.

b)

Under United States GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under United States GAAP, full cost accounting, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no difference between Canadian and United States GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2007, and therefore were written down to a nominal value.

	d)	Earnings per share:

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the periods ended 30 June 2007, 2006 and 31 July 2005.

	e)	Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

	f)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the periods ended 30 June 2007, 2006 and 31 July 2005, comprehensive loss equals the income (loss) for the year.

	g)	Exploration stage company:

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable resource properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

h)

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

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2007	30 June 2006
Current assets	$110,422	$51,709
Non-current assets	66,061	17,314
Total assets	$176,483	$69,023

Current liabilities	1,755	449
Long-term liabilities	-	-
Total liabilities	$1,755	$449

		Eleven Months	Year Ended
	Year Ended 30	Ended 30 June	31 July
	June 2007	2006	2005
Operating Expenses	$107,497	$4,890	$-
Write-down of resource property costs	92,678	42,230	-
Net loss for the period	$200,175	$47,120	$-

Net cash used in:
Operating activities	$(184,332)	$(46,775)	$-
Investing activities	$(61,148)	$(19,710)	$-
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

	i)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

		Eleven	Year Ended
	Year Ended 30	Months Ended	31 July
	June 2007	30 June 2006	2005

Deficit - As reported	$(13,307,498)	$(10,704,498)	$(26,178,734)
Stock compensation expense on option granted to
non-employees (Note 12a)	(164,573)	(164,573)	(164,573)
Stock compensation expense on escrow shares (Note
12b)	(139,485)	(139,485)	(139,485)

Deficit in accordance with United States GAAP	$(13,611,556)	$(11,008,556)	$(26,482,792)

j)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Contributed
	Number	Amount	Deficit	Surplus	Total

Shareholders’ equity balance as reported
at 31 July 2005 (Restated)	56,427,936	$23,434,025	$(26,178,734)	$2,742,810	$(1,899)
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-
Shareholders’ equity in accordance with
United States GAAP at 31 July 2005
(Restated)	56,427,936	$23,434,025	$(26,482,792)	$3,046,868	$(1,899)

Shareholders’ equity balance as reported
at 30 June 2006	57,107,936	$10,063,516	$(10,704,498)	$2,998,183	$2,357,201
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-

Shareholders’ equity in accordance with
United States GAAP at 30 June 2006	57,107,936	$10,063,516	$(11,008,556)	$3,302,241	$2,357,201

Shareholders’ equity balance as reported
at 30 June 2007	63,372,381	$11,739,066	$(13,307,498)	$3,221,931	$1,653,499
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-

Shareholders’ equity in accordance with
United States GAAP at 30 June 2007	63,372,381	$11,739,066	$(13,611,556)	$3,525,989	$1,653,499

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

	k)	Disclosure Reconciliation

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

On 16 December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of 1 January 2006, the Company adopted the “modified prospective” method under SFAS 123(R). As a result of adopting SFAS 123(R) there are no differences between United States and Canadian GAAP relating to stock-based compensation.

	l)	New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

	l)	Recently Adopted United States Accounting Standards – Continued

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements 87, 88, 106 and 132(R). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company’s fiscal year ending 30 June 2007. The adoption of SFAS 158 did not expect to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurement". The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 July 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On July 2006, the FASB issued FIN. 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”) which is effective for fiscal years beginning after 15 December 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact of FIN 48, but it is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets”, an amendment of SFAS 140. The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said SFAS 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. SFAS 156 is effective for the Company in its fiscal year beginning on 1 July 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

	m)	Recently Adopted Canadian Accounting Standards

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

		i)	Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

		ii)	Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

		iii)	Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

13.	Restatements
The Company has restated its financial statements for the year ended 31 July 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company, as disclosed in Note 6d & e.

	31 July 2005
Balance Sheet	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	23,310,162	123,863	23,434,025
Contributed Surplus	2,206,382	536,428	2,742,810
Deficit	(25,518,443)	(660,291)	(26,178,734)

	Year Ended 31 July 2005
Income Statement	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	161,903	161,903
Income for the year	2,342,520	(161,903)	2,180,617
Income per share – basic	0.05	(0.01)	0.04
Income per share - diluted	0.03	(0.00)	0.03