Form 20-F
period 2008-06-30
CONTINENTAL ENERGY CORP
filed 2008-11-28
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2008

Commission file number 0-17863

CONTINENTAL  ENERGY  CORPORATION

Incorporated in: British Columbia, Canada

Principal Offices: 200 One Energy Square, 4925 Greenville Ave., Dallas, Texas, 75206, USA

Contact Person: Richard L. McAdoo, CEO, Ph: 1-214-800-5135, Em: rlmcadoo@continentalenergy.com

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares:	68,887,381

Indicate by check mark whether the registrant 1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and 2) has been subject to such filing requirements for the past ninety days:

	Yes ___	No XX
Indicate whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:	Non-accelerated filer XX
Indicate which basis of accounting the registrant has used to prepare the financial statements included in this filing, US GAAP, IFRS-IASB, or Other:	US GAAP XX
Indicate which financial statement item the registrant has elected to follow:	Item-17 XX	Item-18 ___
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):	Yes ___	No XX

Report Date : November 24, 2008

CONTINENTAL ENERGY CORPORATION

Form 20 F Annual Report Fiscal 2008 End June 30, 2008

TABLE OF CONTENTS			Page
PART-I	ITEM-#1	DESCRIPTION OF THE BUSINESS	3
	ITEM-#2	DESCRIPTION OF THE COMPANY’S OIL & GAS PROPERTIES	10
	ITEM-#3	LEGAL PROCEEDINGS	12
	ITEM-#4	SHARE OWNERSHIP AND CONTROL OF THE COMPANY	13
	ITEM-#5	NATURE OF SHARE TRADING MARKET	14
	ITEM-#6	EXCHANGE CONTROLS LIMITATION AFFECTING SECURITY HOLDERS	15
	ITEM-#7	TAXATION	16
	ITEM-#8	FINANCIAL PERFORMANCE DATA & DISCUSSION	17
	ITEM-#9	MANAGEMENT’S ANALYSIS OF RESULTS OF OPERATIONS	22
	ITEM-#10	DIRECTORS AND OFFICERS OF THE REGISTRANT	28
	ITEM-#11	COMPENSATION OF DIRECTORS AND OFFICERS	30
	ITEM-#12	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	32
	ITEM-#13	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	32
PART-II	ITEM-#14	DESCRIPTION OF SECURITIES TO BE REGISTERED	32
PART-III	ITEM-#15	CONTROLS AND PROCEDURES	33
	ITEM-#16	CHANGES IN SECURITIES AND SECURITY FOR REGISTERED SECURITIES	33
PART-IV	ITEM-#17	FINANCIAL STATEMENTS (Attached Hereto As Exhibit-11 At End Of This Form-20F)	33
	ITEM-#18	FINANCIAL STATEMENTS (Attached Pursuant To item-#17)	34
	ITEM-#19	EXHIBITS	34
LIST OF EXHIBITS & ATTACHMENTS
		Exhibits-1 through Exhibit-9	37
		Exhibits-10 through Exhibit-11	38
		Exhibit-31 Sarbanes Oxley 302 Certifications	67
		Exhibit-32 Furnished Copy Sarbanes Oxley 906 Certification	69
		Attachment as Exhibit-11 & ITEM-#17 Annual Audited Financial Statements	39

---oOo---

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 2

P A R T -  I

ITEM - # 1   GENERAL DESCRIPTION OF BUSINESS

The Registrant’s name is Continental Energy Corporation (hereinafter also referred to as the Company). The Company is an oil and gas exploration enterprise focusing its efforts on making commercial discoveries and establishing petroleum production in low to medium risk and high potential reward oil and gas properties in Indonesia. The Company is an exploration stage, junior, resource company.

INTRODUCTION AND OVERVIEW

Name and Incorporation - The Company was incorporated in British Columbia, Canada, on May 29, 1984 under the name "Intl. Focus Res. Inc."  On January 3, 1996 the name was changed to "Continental Copper Corporation".  On October 23, 1997 the name was changed to "Continental Energy Corporation".

Domicile - The Company’s home country is Canada, its place of incorporation. The Company has no assets, no property, no employees, no director, and no management located or residing in Canada. Other than legal, audit, and accounting services contracted in Canada to meet statutory requirements, the Company conducts substantially all of its business in Indonesia. The Company’s host countries by virtue of listing of the Company’s common shares for trading purposes include the United States of America and by virtue of its oil and gas properties include the Republic of Indonesia.

Securities Regulatory Compliance - The Company’s common shares trade according to the rules and regulations of the British Columbia Securities Commission and the US Securities Exchange Commission. The Company’s sole share trading market at the Report Date is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF". The Company is a fully reporting US Securities Exchange Commission EDGAR filer.

Fiscal Year - The Company's fiscal year ends June 30th. At the Company's 1/25/06 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31, to June 30. Therefore the date of 6/30/06 marks the new ending date of the Company's fiscal year and fiscal year 2006 consisted of 11 months instead of 12.

Annual Report - This US Securities and Exchange Commission Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended June 30, 2008 (6/30/08 or Fiscal 2008 in the forms commonly employed herein).

Report Date - This Annual Report was prepared in November 2008. Information contained herein is current and valid as at November 24, 2008, (11/24/08) the "Report Date" except where the context specified otherwise.

Principal Executive Office - The Company's principal executive and operational management office is located at Jl. Kenanga 62, Cilandak, Jakarta, 12560, Indonesia; the contact person is Richard L. McAdoo, the telephone number is +6221-7883-2942 and the facsimile number is +6221-780-4344. The office is rented and consists of approximately 400 square meters floor space. The Company began occupying this facility in October 2006 and considers the facility adequate for current needs. The Company also maintains a registered representative office in Indonesia at Mayapada Tower 11th Floor, Jl.  J. Sudirman Kav28, Jakarta, 12920, Indonesia.

Representative Office - The Company maintains a USA representative and virtual office at 200 One Energy Square, 4925 Greenville Ave, Dallas, Texas, 75206, USA; the contact person is Chip Langston, the telephone number is +1-214-800-5135 and the facsimile number is +1-972-692-5400.  The web site address is www.continentalenergy.com. The e-mail address is mail@continentalenergy.com. The Company began occupying this facility in November 2008.

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada, the telephone number is +1-604-631-3300.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 3

SUBSIDIARIES AND JOINT VENTURES

The Company conducts and manages substantially all of its business activities through the use of wholly owned corporate subsidiaries, partially owned joint venture corporations, and joint ventures. The Company itself functions as a holding company centralizing management and administrative activities while specific project and property ownership and management are held and vested in the subsidiary, joint venture company, or joint venture.

Wholly Owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to a specific oil and gas property. The accounts of wholly owned subsidiaries are consolidated into those of the Company. At the Report Date the Company's wholly owned subsidiaries include the following:

TXX Energy Corporation  ("TXX")  was incorporated on 1/16/06 in Texas by the Company as a wholly owned subsidiary. TXX was formed for the purposes of pursuing a certain oil and gas exploration and production opportunities in the USA which never materialized. At the Report Date the Company is in the process of winding up and dissolving TXX.

Continental Energy Pte. Ltd.  (“CEPL”)  was incorporated on 6/16/08 in Singapore by the Company. CEPL was formed for the for the purposes of holding and consolidating the Company's interest in certain new and planned future SE Asian oil and gas exploration and production properties. CEPL is a wholly owned subsidiary of the Company and in turn CEPL has wholly owned subsidiaries of its own which include the following:

Continental Energy (South Bengara-II) Pte. Ltd.  (“CSB2”)  was incorporated on 6/17/08 in Singapore by the Company as a wholly owned subsidiary of CEPL. CSB2 was formed for the for the purposes of owning and holding the Company's 24.999% shares holding interest in the joint venture company ACG (South Bengara-II) Pte. Ltd.

Continental Energy (Tungkal) Pte. Ltd.  (“CETK”)  was incorporated on 8/1/08 in Singapore by the Company as a wholly owned subsidiary of CEPL. CETK was formed for the for the purposes of owning and holding the Company's interest in the Tungkal PSC joint venture.

Partially Owned Joint Venture Companies - From time to time the Company participates in certain special purpose joint venture companies which are jointly owned with other non-related shareholders and are jointly operated and controlled pursuant to the terms of a joint venture company shareholders agreement. At the Report Date the Company's interests in partially owned joint venture corporations include the following:

Continental-GeoPetro (Bengara-II) Ltd.  ("CGB2") is a joint venture company incorporated as "Apex (Bengara-II) Ltd." on 09/09/97 under the British Virgin Islands International Business Corporations Act. On 06/05/03 the name was changed to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." and on 12/17/03 to "Continental-GeoPetro (Bengara-II) Ltd.". CGB2 is a special and single purpose joint venture company established to exclusively hold and operate the Bengara-II Block oil and gas property under an Indonesian production sharing contract ("PSC") of which CGB2 owns an undivided 100% participating interest. During Fiscal 2007, in a letter agreement dated 09/29/06 the Company and GeoPetro Resources Company of San Francisco ("GeoPetro") agreed to terminate a preexisting joint operating shareholders agreement coincident with the sale by the Company and by GeoPetro of 70% of each of their respective shares of CGB2 to CNPC (Hong Kong) Ltd. ("CNPCHK"). (See disposition to CNPCHK in the section entitled “Disposition of Interest in Principal Properties” below). At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2 and a corresponding 18% stake in its Bengara-II Block property. GeoPetro owns 12%. CNPCHK owns 70% and exerts effective management control of CGB2. The Company's 18% interest in CGB2 is accounted for on the cost basis.

CG Xploration Inc.  ("CGX") is a joint venture company incorporated on 11/18/05 in Delaware. The Company owns 500 shares representing a 50% stake in CGX. GeoPetro Resources Company ("GeoPetro") also owns 50%. CGX was formed for the express and exclusive purpose of identifying, evaluating, developing, and acquiring new oil and gas production sharing contracts with the Indonesian government in areas geographically limited to the Indonesian portions of the islands of Borneo and New Guinea in accordance with a CGX shareholders agreement dated 1/1/07. The Company and GeoPetro jointly control the operations of CGX in the proportions 50/50 in accordance with a CGX shareholders agreement. Further, the CGX shareholders agreement provides that in the event that any CGX new business development activities are successful then the resulting new oil and gas property would be jointly owned and controlled by the Company and GeoPetro under a new and separate joint venture agreement or through a newly established joint venture company. The intent of the shareholders is that CGX shall not directly own any property but shall instead function only as new project development vehicle for the joint benefit of the Company and GeoPetro. In accordance with Canadian GAAP, CGX is accounted for by proportional consolidation in the Company's financial statements.

Continental Biofuels Corporation  ("CBC")  is a joint venture company incorporated on 8/30/07 in Delaware. The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake in CBC. The remaining 60% stake in CBC was subscribed by a cofounder group of five private investors led by Casimir Capital LP of New York which included two Directors of the Company, each a 10% stake. CBC was formed for the purpose of establishing palm oil to biodiesel projects and business in SE Asia. Due to the downturn in commodity prices, particularly that of crude palm oil, the shareholders decided to cease operation of CBC. CBC was wound up and dissolved on 8/11/08. The Company's 40% interest therein was written down to a nominal value at end the end fiscal year 2008 on 6/30/08.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 4

ACG (South Bengara-II) Ltd.  ("ACG") is a joint venture company incorporated on 7/22/08 in Singapore. The Company's wholly owned subsidiary CSB2 has been allocated 24,999 of the ordinary shares of ACG representing a 24.999% stake in ACG. Other shareholders include GeoPetro also allocated a 24,999% stake and Adelphi Energy Ltd. ("Adelphi") who is allocated a 50.002% stake. The allocations are made pursuant to a joint bid agreement entered by the Company with GeoPetro and Adelphi for the purposes of joining together through ACG in a competitive bid for a new production sharing contract ("PSC") in Indonesia and the shares of ACG shall only be issued at such time as ACG signs the new PSC in the event the bid is successful. As of the Report Date, ACG has been advised that it is the successful bidder but has not yet commenced negotiations with the government and has not yet entered into a PSC so the Company's stake in ACG is not yet vested. In the event of competitive loss or in the event that no PSC is signed, the Company shall not take up the allocated shares in ACG.

Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such joint venture arrangements are a customary practice for multiple unrelated companies to jointly own and share the risks and rewards of oil and gas exploration and production properties. At the Report Date the Company's joint ventures include the following:

Tungkal PSC Joint Venture  ("TKJV") shall be when the acquisition is closed, a joint venture between the Company's wholly owned subsidiary CETK and PearlOil (Tungkal) Ltd. covering activities on the Tungkal production sharing contract (the "Tungkal PSC"). The Tungkal PSC covers a geographic area of 2,285 square kilometers located onshore Sumatra, Indonesia, under a PSC dated 8/26/92 with the Indonesian government. For additional information on the Tungkal PSC acquisition see the section below in this report entitled Agreement to Acquire Indonesian Oil & Gas Production Property" in the section on "Material Events Occurring Since The Last Fiscal Year End 6/30/08 Until The Report Date".

CURRENCY AND EXCHANGE RATES

The Company's financial statements are stated in US Dollars ($) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

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

Table No. 1 sets forth the rate of exchange for the Canadian Dollar and the Indonesian Rupiah upon the last trading day at the end of the 5 most recently completed fiscal years, 2004 and 2005 ended 31 July and 2006, 2007, and 2008 ended 30 June and at the most recently completed calendar month preceding the Report Date.

Table No. 1 RELEVANT FOREIGN CURRENCY EXCHANGE RATES
Canadian Dollars Equal to One USA Dollar
	Average	High	Low	Close
Month Ended 10/31/08	1.2165	1.2334	1.1942	1.2045
Fiscal Year Ended 06/30/08	1.0186	1.0215	1.0098	1.0197
Fiscal Year Ended 06/30/07	1.1330	1.1873	1.0461	1.0593
Fiscal Year Ended 06/30/06	1.1588	1.2187	1.0990	1.1150
Fiscal Year Ended 07/31/05	1.20	1.2260	1.1834	1.1876
Fiscal Year Ended 07/31/04	1.33	1.3324	1.3184	1.1860

Indonesian Rupiah Equal to One USA Dollar
Spot Rate
Month Ended 10/31/08	10,787
Fiscal Year Ended 06/30/08	9,220
Fiscal Year Ended 06/30/07	9,010
Fiscal Year Ended 06/30/06	9,262
Fiscal Year Ended 07/31/05	10,175
Fiscal Year Ended 07/31/04	9,350

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 5

CURRENT STATUS SUMMARY OF THE COMPANY’S OIL & GAS PROPERTIES

A summary of the current status of the Company’s oil and gas properties at the Report Date is set out in this section below. For additional description see the section in this report below entitled ITEM-#2 "Description of the Oil and Gas Properties”.

Location of Company’s Oil & Gas Properties - As of the Report Date the Company’s oil and gas properties are located as follows:

The Bengara-II Block  - The area covered by the Bengara -II PSC property (the "Bengara-II Block") is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo. The Block lies in the southern portion of the prolific hydrocarbon producing Tarakan Basin which has produced oil and gas since 1906. The regional capital city of Tanjung Selor lies in the center of the Block. Frequent commercial airline flights connect Jakarta through Balikpapan to the island of Tarakan and hourly water taxi rides connect Tarakan to Tanjung Selor.

The Tungkal Block - The area covered by the Tungkal PSC property (the "Tungkal Block") is located onshore in the Indonesian province of Jambi near the east coast of the island of Sumatra. The Block lies at the northern end of the prolific hydrocarbon producing South Sumatra Basin which has produced oil and gas since 1890. The Block is located approximately 3 hours drive over 200 km of good road northeast from the city of Jambi. Frequent commercial airline flights connect Jambi with Jakarta by a one hour flight.

Production Sharing Contract ("PSC") Leaseholds - The Production Sharing Contract or "PSC" is the form of leasehold by which the government of Indonesian grants oil and gas concession rights. In return for a commitment to conduct an exploration work program of agree minimum expenditures for a specified seismic acquisition and exploratory drilling "Work Program", a PSC Contractor will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area for a term of 30 years consisting of an 10-year exploration period followed by a 20-year production period.

The signature feature of the PSC contract is the concept and provision for "Cost Recovery".  Cost Recovery provisions permit any Contractor making a commercial discovery of petroleum within his PSC contract area to fully recover ALL of his prior expenditures within the PSC contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with the government. The Indonesian government regulatory agency known as BPMigas administers PSC contracts and regulates the activities of all PSC “Contractors” in Indonesia. With some minor variations, any PSC provides for the Contractor to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical exploration/development investment together with current period production operating costs as non-taxable Cost Recovery.

Any revenues from any production period remaining after all Cost Recovery are "split" and shared usually, but not always, in the proportions 26.7857% to the Contractor and 73.2143% to the government in the case of crude oil and 62.50% to the Contractor and 37.50% to the government in the case of natural gas. Only after all prior and costs are recovered through Cost Recovery, the Contractor's production share of oil and gas is subject to a corporate income tax of 44%.

Property Lease Hold Situation - All of the Company's properties are held under PSC leaseholds as described in the previous section. As of the Report Date the Company’s oil and gas properties lease hold situation is as follows:

The Bengara-II PSC property is held pursuant to a PSC dated 12/04/97 between Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. The Company owns an 18% shareholding interest in CGB2. Management of Bengara-II PSC activities is vested in CGB2 as the Bengara-II PSC "Operator". The relationship of the three CGB2 shareholders is governed by a shareholders agreement.

 The Tungkal PSC - Upon closing of the acquisition of the Tungkal PSC interest as described in the following section entitled "Acquisition Of Interest In Principal Properties" the Company will own a 30% direct working interest in the Tungkal PSC dated 8/25/92 between PearlOil (Tungkal) Ltd. ("Pearl") and the Minister of Mines and Energy of the Republic of Indonesia. Pearl owns the remaining 70% working interest in the Tungkal PSC. Management of Tungkal PSC activities is vested in Pearl as the Tungkal PSC "Operator" pursuant to a joint operating agreement with the Company's wholly owned subsidiary Continental Energy (Tungkal) Pte. Ltd.

Company’s Net Ownership Position in its Properties - As of the Report Date the Company owns a net interest in oil and gas properties as follows:

Bengara-II PSC Property Ownership - The Company owns 18% of the authorized and issued share capital of Continental-GeoPetro (Bengara-II) Ltd. and through it a corresponding 18% ownership of the Bengara-II PSC and the Bengara-II Block property.

Tungkal PSC Property Ownership - Upon closing of the acquisition of the Tungkal PSC interest as described in the following section entitled "Acquisition Of Interest In Principal Properties" the Company will own a 30% direct working interest in the Tungkal PSC.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 6

Company’s Property Acreage Position - As of the Report Date the Company owns oil and gas property acreage positions as follows:

Bengara-II Block Acreage - The Company owns an 18% interest in 599,722 “gross” acres in the Bengara-II Block property corresponding to a "net" acreage holding of 107,950 acres by the Company attributable to its 18% proportional share of ownership.

Tungkal Block Acreage - Upon closing of the acquisition of the Tungkal PSC interest as described in the following section entitled "Tungkal PSC Property Acquisition" the Company will own a 30% interest in 565,537 “gross” acres in the Tungkal Block property corresponding to a "net" acreage holding of 169,661 acres by the Company attributable to its 30% proportional share of ownership.

ACQUISITION OF INTEREST IN PRINCIPAL PROPERTIES

During Fiscal 2008 the Company made no new acquisitions of oil and gas properties. During prior fiscal years the Company acquired properties, portions of which at end Fiscal 2008 are still owned by the Company as follows:

Bengara-II PSC Property Acquisition - In accordance with a shares sale and purchase agreement dated effective 8/01/98 the Company purchased 100% of the common shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). Since CGB2 owns a 100% interest in the Bengara-II Production Sharing Contract ("PSC") covering the Bengara-II Block located in Kalimantan, Indonesia, the Company’s 100% ownership in CGB2 reflects a corresponding 100% ownership in the Bengara-II PSC property. Since acquisition, some dispositions of Bengara-II property interest have been made. See section entitled "Disposition of Interest in Principal Properties" below.

Subsequent to the end of Fiscal 2008 and prior to the Report Date the Company entered into an agreement to acquire a new oil and gas property. Closing of the acquisition will occur once 4 preconditions are met which include 1) waiver or expiry of a right of first refusal, 2) a court order approving the sale from an insolvent vendor, 3) approval of an assignment of interest by Indonesian authorities, and 4) payment of a balance due of $ 13,500,000. As at the Report Date the first 2 of these pre-conditions have been satisfied and the Company expects the other two to be satisfied and closing of the acquisition to occur before calendar year end 2008. Other details of the Tungkal PSC property acquisition are as follows:

Tungkal PSC Property Acquisition - Pursuant to an October 2007 order by the Court of Queen's Bench, Alberta, Canada, Emst & Young Inc, of Calgary was appointed as Receiver-Manager (the "Receiver') acting for and on behalf of an insolvent Fuel-X International Inc. ("Fuel-X"). The Receiver sought to divest rights and title to a 30% working interest in an oil and gas property known as the Tungkal Production Sharing Contract located onshore, Sumatra, Indonesia (the "Tungkal PSC") for the benefit of creditors and shareholders of Fuel-X. Among other things Fuel-X held a 30% interest in the Tungkal PSC indirectly through a wholly owned and controlled subsidiary, Fuel-X Tungkal Ltd.

PearlOil (Tungkal) Ltd. ("Pearl") owns the remaining 70% working interest in the Tungkal PSC. The Pearl interests in the Tungkal PSC are unaffected by the disposition of the 30% Tungkal PSC by the Receiver. Pearl is the operator and manager of the Tungkal PSC pursuant to a joint operating agreement with Fuel-X Tungkal Ltd. The Receiver's disposition has no impact on property operations. Pearl is owned and controlled by the Mubadala Development Company, a state owned company of the Abu Dhabi government in the United Arab Emirates.

In February 2008 the Receiver invited expressions of interest from over 180 international oil companies in a competitive bid process for the purchase of the 30% Tungkal PSC interest. On 8/1/08 the Receiver entered into a sales and purchase agreement with Continental Energy Corporation ("Continental") pursuant to which its wholly owned subsidiary Continental Energy (Tungkal) Pte. Ltd. would purchase the 30% Tungkal PSC interest at an effective date of 6/1/08, appropriately adjusted for costs and revenues at closing, in exchange for aggregate consideration of $ 27,320,000 consisting of $15,000,000 cash plus an additional $12,320,000 cash equivalent in the form of convertible Series-A preferred shares in Continental.

On 10/23/08 the Court of Queen's Bench, Alberta, granted an order approving the sale to Continental. Closing of the transaction is expected to occur in late 2008 upon prior approval of the Indonesian authorities of a deed of assignment entered by Pearl, Fuel-X, and Continental and made in accordance with the provisions for prior government approval of assignment of PSC interests contained in the Tungkal PSC.

DISPOSITION OF INTEREST IN PRINCIPAL PROPERTIES

During Fiscal 2008 the Company made no new dispositions of oil and gas properties. During prior fiscal years the Company made dispositions of portions of its interest in the Bengara-II PSC property as follows:

GeoPetro Disposition - During  the fiscal year 2000, in a farm-out agreement dated effective 1/01/00 (the “GeoPetro FOA") the Company farmed out a 40% of its 100% undivided interest in its Bengara-II Block property to GeoPetro Resources Company (“GeoPetro”) in the form of a sale of a corresponding 40% stake in the authorized share capital of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). The Company retained a 60% interest stake in CGB2 and through it a corresponding 60% stake in the Bengara-II Block property. The Company and GeoPetro also entered into a joint operating agreement dated effective 1/01/00 (the "JOA") which define the roles of the Company and GeoPetro with respect to the operations of the Bengara-II Block property as well as the CGB2 holding and property operating company. In an agreement dated 9/29/06 the Company and GeoPetro terminated the provisions of both the GeoPetro FOA and the Bengara-II JOA. These terminations coincided with the sale by the Company and by GeoPetro of 70% of each of their respective shares of CGB2 to CNPCHK (See disposition to CNPCHK below).

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 7

CNPCHK Disposition - During the fiscal year 2007, the Company and GeoPetro each sold, pursuant to a share sale and purchase agreement dated 9/29/06, a 70% portion of their respective shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) to CNPC (Hong Kong) Ltd. (“CNPCHK”). The Company retained an 18% share of CGB2 and its Bengara-II Production Sharing Contract covering the Bengara-II Block property. To earn its 70% stake in the Bengara-II Block property: 1) CNPCHK paid an earning obligation in cash in the amount of $18,700,000 into CGB2 to be used exclusively to pay for drilling of exploratory and other wells and CGB2 operating costs on the Bengara-II Block property; 2) CNPCHK will provide low interest development loans funding of CGB2 and carry the Company’s 18% share of such costs for appraisal and development work until the earlier of a) an additional amount of $41,300,000 over and above the $18,700,000 earning obligation funds has been expended or b) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold; and 3) CNPCHK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the approval by Indonesian authorities of the first plan of development (“POD”) for any oil and gas discovery within the Bengara-II PSC contract area.

OPERATORSHIP AND MANAGEMENT

The Company does not currently manage operations of its resource properties. Management and operatorship of each property is the responsibility of one of the Company’s wholly owned subsidiary, partially owned joint venture companies, or joint venture partners. The degree of control over direct management of each property exerted by the Company is largely dependent upon the amount of participating interest held by the Company in the subsidiary, joint venture company, or joint venture in proportion to that held by other interest holders. Other factors affecting the degree of Company’s direct control include the number of Company designated directors on the boards of the subsidiaries and affiliates and the provisions of any applicable joint venture agreements or shareholders agreements in effect. As of the Report Date the management and control of the Company’s oil and gas properties is organized as described in the preceding section entitled "Subsidiaries and Joint Ventures".

RESERVES AND OPERATIONAL ACTIVITIES

Proven Reserves

There are no proven reserves of any classification in the Company’s Bengara-II property. Upon closing of the acquisition of the Tungkal PSC interest as described in the preceding section entitled "Acquisition Of Interest In Principal Properties" the Company will have proven reserves. The Company plans to conduct a reserves determination in December 2008 after closing of the Tungkal PSC acquisition.

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

Exploration & Development Expenditures

The Company’s investments in, and joint venture reimbursements, from its oil and gas properties are summarized in the following table:

Table No. 2 EXPLORATION AND DEVELOPMENT EXPENDITURES
		Fiscal Year End 6/30/08	Fiscal Year End 6/30/07	Fiscal Year End 6/30/06	3 Months Ended 9/30/08	3 Months Ended 9/30/07	3 Months Ended 9/30/06
Investment (1,3)
Bengara (2)	US$	32.760	259,886	343,914	-	18,960	141,798
Reimbursements (3)
Bengara	US$	-	146,500	352,104	-	-	146,500

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 8

Environmental Protection Requirements - Under the terms of its Indonesian concessions each PSC holder is obliged to conduct an environmental baseline study in each PSC contract area prior to commencing activities.  Each holder is also obligated to take necessary precautions to protect ecological systems, navigation and fishing and prevent pollution of land, sea or rivers during petroleum operations. Upon expiration, termination or relinquishment of any part of the contract area or abandonment of any field, the PSC holder is obliged to remove all equipment and installations brought by it to the contract area and to perform all necessary site restoration activities required by law.  In the event it assigns its operations and interest in the contract area to a government authority or its designee, then the PSC holder will be released from its obligation to remove equipment and installations and restore the site further, provided that in such event it will transfer all accumulated funds reserved for such removal and restoration to the acquiring governmental authority.

Each PSC holder is obliged to include in the annual work program and budget submission to the government, provisions for and estimates of anticipated abandonment and site restoration costs for each well drilled in the PSC contract area.  Each holder is also obliged to include in the requisite plan of development, provision for, and estimates of, anticipated field abandonment and field facilities site restoration costs, together with a plan for reserving funds over the productive life of a field to pay for the abandonment and restoration. See also section below ITEM-#9: "Risk Factors - Environmental Risks" for further specific discussion of specific environmental regulations applicable to the Company's Indonesia oil and gas properties and operations.

Staffing and Employees - The Company employs and pays 100% of the costs of one part-time and non-exclusive administrative staff in its Dallas office.  The Dallas office handles correspondence, enquiries and other administrative matters.  Independent legal counsel, accountants, auditors and engineers are retained and utilized as required. The Company also maintains 3 full time technical professionals, including its CEO in its Jakarta office.

The Company and the Company’s 50% owned joint venture company, CG Xploration Inc. (“CGX”) maintain a 400 square meter office in Jakarta with a full time staff of 12 for the purposes of new venture development. Certain costs of running the CGX Jakarta offices, including local personnel costs are shared 50/50 by the Company and CGX.

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

Revenues - With the exception of a $3,600,000 gain on the sale of its interest in the Yapen PSC during the fiscal year 2006, the Company generated no material revenue from operations during the last five fiscal years.

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

USA vs. Foreign Sales/Assets - At fiscal years ended 6/30/08, 6/30/07, and 6/30/06 respectively $143.191, $150,034, and $129,775 of the Company's assets were located in Indonesia and $3,154,615, $1,613,914, and $2,387,240 of the assets in the form of cash in the bank were located in Canada. The Company does not have any material assets in the United States.  The Company has no sales for the years ended 6/30/08, 6/30/07, and 6/30/06.

PLAN OF OPERATIONS

Sources of Funds, Liquidity and Working Capital

The Company has been acquiring and exploring oil/gas properties and at the end of Fiscal 2008 had not received material revenue from operations.  The Company does not anticipate material revenue from operations during Fiscal 2009. At the Report Date:

The Company has 13,990,000 warrants outstanding entitling the holders to purchase 13,990,000 common shares at prices between $0.15 and $1.00. See Table No. 4 below. Although there are no guarantees that any warrants will be exercised the Company would receive additional capital upon any warrant exercise.

The Company has 11,850,000 stock options outstanding entitling the holders to purchase 11,850,000 common shares at prices between $0.15 and $0.65. See Table No. 4 below. Although there are no guarantees that any options will be exercised the Company would receive additional capital upon any option exercise.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 9

The Company is negotiating a senior debt facility with Macquarie Bank at the Report Date which it intends to utilize in part to close the acquisition of the Tungkal PSC property interest. Anticipated income from the Tungkal PSC property production sales will be utilized to service the debt.

The Company continually seeks new private placements and from time to time considers other equity offerings of its securities with investors to provide funds required for acquisition of new properties and future work on those properties during future fiscal years; however, there can be no assurance that any further external financings can be completed.

Uses of Funds

The Company anticipates cash demands for calendar 2008 in respect of further appraisal and exploration drilling in the Bengara-II Block but will not have an estimation of the magnitude of these demands until approval of a request to government authorities for additional time to evaluate and confirm 2007 drilling program results.

The Company intends to spend internally available funds during 2008 on the identification, evaluation and acquisition of new international oil and gas properties, particularly in Indonesia.

The Company intents to use funds of the senior debt facility it is negotiating with Macquarie Bank at the Report Date to close the acquisition of the Tungkal PSC property interest. Anticipated income from the Tungkal PSC property production sales will be utilized to service the debt.

ITEM - # 2   DESCRIPTION OF OIL & GAS PROPERTIES

SUMMARY DESCRIPTION OF THE BENGARA-II PSC PROPERTY

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

Geological Setting - Geologically the Bengara-II Block lies in the Tarakan Basin near major oilfields on Tarakan and Bunyu Islands.  More than 310 million barrels of oil and 97 billion cubic feet of gas have been produced from the Tarakan Basin from more than 350 wells in 15 recognized fields.  Over 7,000 meters of highly prospective deltaic sediments are expected to exist in the eastern portion of the Block and the presence of high quality reservoir sands in close juxtaposition to organically rich and thermally mature source rocks is well documented.  Sedimentary conditions for the generation and preservation of hydrocarbons in the Bengara-II Block are ideal throughout the entire expected stratigraphic section.

Muara Makapan-#1 Gas and Condensate Discovery - Since 1938, only two wells have been drilled in the Bengara-II Block.  One of these is a substantial gas discovery.  The Muara Makapan-#1 was drilled in 1988 by Deminex from a swamp barge positioned on one of the Bulungan River Delta distributary mouth channels.  It reached a total depth of 3,300 meters within the Naintupo Formation. The well was plugged and abandoned as a gas discovery.  It tested 19.5 million cubic feet of gas per day together with 602 barrels of condensate per day from 12 meters of deltaic sandstones of the Pliocene lower Tarakan Formation at a depth of 1,900 meters.

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

Calendar 2007 Drilling Program - During the latter part of Fiscal 2007 and the first half of Fiscal 2008 the Company’s 18% owned joint venture company Continental-GeoPetro (Bengara-II) Ltd. drilled 4 exploration wells on the Bengara-II PSC property. The results and status of these wells as at the Report Date are summarized as follows:

•

Seberaba-1 Exploration Well  - On 4/26/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-1 exploration. Drilling on Seberaba-1 was terminated short of the planned 4,200 meters total depth after having reached a total depth of only 2,946 meters. A 7” liner was set at 2,917 meters in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930 meters. Oil shows were encountered in 3 zones while drilling. Casing was set near total depth and the well suspended pending a decision to re-enter and conduct additional testing or sidetrack and redrill.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 10

•

Seberaba-3 Appraisal Well  - On 9/24/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-3 appraisal well. The Seberaba-3 tested an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location. The Seberaba-3 reached total depth of 2,728 meters. Oil shows were encountered. Casing was set near total depth and the well suspended pending a decision to re-enter and conduct testing.

•

Seberaba-4 Appraisal Well  - On 8/27/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-4 appraisal well. The Seberaba-4 tested an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.5 kilometers southeast of the Seberaba-1 exploration well location. The Seberaba-4 reached total depth of 2,624 meters.  No shows were encountered. An expected reservoir interval was apparently faulted out. Casing was set near total depth and the well suspended pending a decision to re-enter and sidetrack the well.

•

Punga-1 Exploration Well  - On 10/15/07 the Company announced that its 18% owned joint venture company had spudded the Punga-1 exploration well. The Punga-1 tested a large, seismically mapped structural culmination at a location approximately 16 miles southeast of the Seberaba-1 exploration well location, and approximately 12 miles southeast of the Seberaba-4 appraisal well location.  The Punga-1 reached total depth of 2,500 meters.  No shows were reported. Casing was set near total depth and the well suspended pending a decision to re-enter and sidetrack the well.

SUMMARY DESCRIPTION OF THE TUNGKAL PSC PROPERTY

The area covered by the Tungkal PSC (the "Tungkal Block") lies at the northern end of the prolific hydrocarbon producing South Sumatra Basin which has produced oil and gas since 1890. The Block is located approximately 3 hours drive over 200 km of good road northeast from the city of Jambi. Frequent commercial airline flights connect Jambi with Jakarta by a one hour flight.

The Tungkal PSC

The Tungkal PSC was originally signed with the government of Indonesian on 8/26/92. Upon its signature date the Tungkal PSC encompassed an area of 9,155 square kilometers or about 2.26 Million acres. After 3 separate partial relinquishments required under the Tungkal PSC the Tungkal Block at the Report Date encompasses an area of 2,285 square kilometers (564,635 acres). Also at the Report Date the Tungkal PSC is held by commercial crude oil production for its full 30 year term expiring on 8/25/22.

Pearl became the sole holder of the Tungkal PSC in December 2003 as a result of a purchase of shares and change of name of the company which originally signed the Tungkal PSC and which was first known as Asamera Tungkal Ltd. and then as Gulf Resources Tungkal Ltd. before becoming ConocoPhillips Tungkal Ltd.

Effective in October 2005 Pearl assigned a 30% working interest in the Tungkal PSC to Fuel-X Tungkal Ltd. On behalf of its solely owned subsidiary Continental Energy (Tungkal) Pte. Ltd., the Company entered into an agreement to acquire the 30% Tungkal PSC working interest from Fuel-X which is expected to close subsequent to the publication of this report.

During the 11 year period 1992 to 2003 a total of 1,942 line kilometers of 2D seismic and 96 square kilometers of 3D seismic covering the Mengoepeh Field were acquired within the Tungkal Block and 7 exploration wells and 6 appraisal wells were drilled.

The Mengoepeh Field

In December 1996 the Mengoepeh Field was discovered at the Mengoepeh-1 well which tested crude oil at delivery rates up to 1,185 BOPD from channel sands within the lower Talang Akar Formation at a depth of 3,500 feet plus gas from the upper Talang Akar Formation.

Indonesian regulatory authorities approved a plan of development ("POD") for the Mengoepeh Field in September 2003. The POD provided for recovery of 6.5 MMBO from the Mengoepeh Field over a 15 year period with production scheduled to commence in 2005 and reach a peak rate of 3,500 BOPD in 2006.

The Mengoepeh Field commenced commercial crude oil production in December 2004 and has been on production continuously since that time. During 2005, 2006, and 2007 average daily crude oil production from Mengoepeh Field was 1,550, 1,765, and 613 barrels per day respectively. For 2008 through 10/31/08 the average daily producing rate has been about 700 BOPD. From commencement of production in December 2004 through 10/31/08 the Mengoepeh Field has produced a cumulative amount of 1.63 MMBO of crude oil.

A total of 18 wells have been drilled in Mengoepeh Field and 13 are producing. Two wells produce by natural flow. Eleven wells are produced by means of artificial lift using progressive cavity pumps.

Crude oil is produced at Mengoepeh Field from one or more of 6 separate reservoir sands within the upper and lower Talang Akar Formation. The crude oil produced is of paraffinic composition with an API gravity range of 29.9 to 36.6 degrees API and a variable wax content of 6.9% to 40.7% by weight. The produced crude oil has a high pour point variable between 88º  to 110º Fahrenheit. Net pay thickness varies across the field and in existing wells ranges from 2 to 57 feet thick. Reservoir quality and distribution also varies within the field. Porosity ranges from 12.4% to 24.5% and permeability ranges from 2 to 95 millidarcies.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 11

Surface production facilities at Mengoepeh Field are consolidated at a permanent central processing facility which includes a base camp with accommodation for 25 non-local staff, offices, a production tank farm,  a 2.2 megawatt power plant, separators, and a crude oil blending plant. The central facility has a design capacity to handle up to 5,000 BOPD of Mengoepeh Field production. Additionally there are two satellite production facilities each of which has storage and separation equipment with manifolds to gather production from nearby wells before delivering it to the central production facility by pipeline.

Like crude oil produced at nearby fields in other blocks, the crude produced at Mengoepeh Field exhibits a high wax content and high pour point. These characteristics often contribute to production problems and produced crude handling problems caused by wax build up and crude oil solidification. To mitigate surface handling problems it is desirable to depress the pour point temperature to a more manageable level below the ambient local air temperature of 85ºF. The Mengoepeh Field blending plant was designed to blend crude oil produced at Mengoepeh Field with as many as 3 other crudes and a condensate which are trucked into the blending plant from nearby fields owned by other operators. This blending process effectively lowers the pour point of the blended crude to 75ºF and eliminates most handling problems. The most efficient blend consists of about 40% crude oil produced from Mengoepeh Field.

Blended crude is trucked 165 km from Mengoepeh Field and delivered into a tank farm at Tempino from where it is pumped another 265 km to a refinery in Plaju by pipeline. The Tempino tank farm and the Plaju refinery are operated by Pertamina, the state oil company of Indonesia. The blended crude is sold to Pertamina at the Tempino tank farm and accounted for proportionally among the Mengoepeh Field and the other blend contributors. The sales price approximates that of the international benchmark, Brent crude.

SE Mengoepeh Gas Field

In November 2001 the SE Mengoepeh Gas Field was discovered on a separate structure located 6 km southeast of Mengoepeh Field at a step out exploration well known as SE Mengoepeh-1. The discovery well tested gas at a rate of 8.0 MMCFD and condensate at a rate of 9.0 BPD from sandstones of the Gumai Formation at a depth of 2,400 feet. The SE Mengoepeh Gas Field is scheduled for development commencing in 2009 and is expected to produce gas not for sales but for use in the further development of the Mengoepeh Field and the Mengoepeh South Field. Produced gas will be utilized in the oil production operations as fuel for power generation, for injection into oil reservoirs to maintain pressure, and for artificial lift. Any produced condensate would be spiked into the crude oil production stream to augment blending as a pour point depressant.

Mengoepeh South Field

In April 2007 the Mengoepeh South Field was discovered by the Mengoepeh South-1 step out exploration well drilled  on a new structure 4 km south of Mengoepeh Field. The Mengoepeh South-1 well tested oil in 4 separate sands in the upper and lower Talang Akar Formation with a combined flow rate of 2,061 BOPD. The Mengoepeh South-1 well has been renamed the Mengoepeh-19 well. However, until the results of further development drilling scheduled to commence in 2009 are in, it is not clear whether the Mengoepeh South Field is a separate oil accumulation from Mengoepeh Field or whether it is a southern extension of a single connected oil accumulation.

2008 Plan of Development

In March 2008 a plan of development (the "POD") was submitted to Indonesian authorities for approval which calls for additional drilling on the Mengoepeh Field and a possible northern flank extension in conjunction with drilling and development of both the Mengoepeh South Field and the SE Mengoepeh Gas Field. The POD calls for the drilling of 16 new development wells, installation of 2 MMCFD capacity gas compression and injection equipment to maintain reservoir pressure, construction of new oil and gas gathering pipelines, and upgrade of capacity of surface oil production equipment and blending plant. The POD budgets capital expenditures of $ 3,500,000 for production facilities and $ 16,500,000 for drilling of the 16 new wells. Implementation of the POD plans is expected to commence in first quarter 2009 and take approximately 14 to 16 months to complete. Implementation of the POD is intended to increase production from the greater Mengoepeh Field to a level of 4,500 BOPD and ultimately recover an additional 3.7 Million barrels of oil.

2009-2010 Exploration Drilling

As part of the 2009 development drilling campaign of 16 development wells there are plans to drill at least 2 exploration wells on prospects near the Mengoepeh Field.

ITEM - # 3   LEGAL PROCEEDINGS

Except for the following, as of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation except that on 6/22/07 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. A trial date has been set for 5/25/09.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 12

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2008 year end on 6/30/08 the total number of common shares issued and outstanding was 68,887,381. As of the Report Date the total number of common shares issued and outstanding is 68,887,381. Zero preferred shares were issued at Fiscal 2008 year end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Table No. 3 AUTHORIZED AND ISSUED SHARE CAPITAL
Authorized Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/08	Last Unaudited Quarter End 9/30/08	At The Report Date 11/24/08
Common Shares	500,000,000	68,887,381	68,887,381	68,887,381
Preferred Shares	100,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 94,127,381 common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 68,887,381 common shares actually issued and outstanding plus 13,990,000 outstanding unexercised warrants and plus 11,850,000 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Table No. 4 FULLY DILUTED SHAREHOLDING
Type of Security	Last Audited Year End 6/30/08	Last Unaudited Quarter End 9/30/08	At The Report Date 11/24/08
Common Shares	68,887,381	68,887,381	68,887,381
Warrants	13,990,000	13,990,000	13,990,000
Options	11,250,000	11,850,000	11,850,000
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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.  Unless the Company Act or the Registrant's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting. The Registrant's Articles and the B.C. Company Act contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include: a) Transferring Company's jurisdiction from British Columbia to another jurisdiction; b) Giving material financial assistance to executive officers and/or directors; c) Material conflicts of interest by Directors; d) Disposing of all/substantially all of Company's undertakings; e) Removing a Director before expiration of term of office; f) Certain alterations of share capital; g) increasing the number of authorized shares; h) subdivision, consolidation and/or changes in shares; i) reduction in capital; j) Changing the Company name; k) Altering any restrictions on the Company's business; and l) Amalgamations with another company.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 13

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

Owners of More than 10% of Company’s Securities - To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Report Date CDS appears as the registered holder of 38,804,872 shares of the Company representing 56.3% of the Company’s issued and outstanding shares as at the Report Date. At the Report Date CEDE appears as the registered holder of 12,426,133 shares of the Company representing 18.0% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Share Ownership by Directors and Officers – The table below lists, as at the Report Date, all Directors and Executive Officers who beneficially own the Company's securities and the amount of the Company's securities owned by the Directors and Executive Officers as a group. The calculation of the percentage of securities owned by each individual Director and Executive Officer is based upon the fully-diluted shareholding (including unexercised but outstanding options and warrants) owned by each individual Director and Executive Officer as a percentage of the 68,887,381 common shares actually outstanding adjusted by the addition of the amount of options and warrants owned by the individual Director or Executive Officer listed in Table No.10 and Table No. 11 under Item-#12 below.

Table No. 5 SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS AT REPORT DATE
Type of Security	Name of Beneficial Owner	Number Shares, Options & Warrants Owned	% of Total Issued
Common Shares	Richard L. McAdoo (1)	7,119,158	10.3%
Common Shares	James D. Eger (2)	2,430,000	3.5%
Common Shares	David T.W. Yu (3)	6,896,668	10.0%
Common Shares	Phillip B. Garrison (4)	1,000,000	0.7%
Total Held by Directors/Officers as a Group			25.3%

Notes to Table:

1.

Director and President of the Company. The total amount of shares shown in the table includes 1,500,000 currently exercisable stock options plus 790,000 currently exercisable common share purchase warrants and 4,829,158 fully paid common shares. All securities shown are held directly.

2.

Director and CFO of the Company. The total amount of shares shown in the table includes 1,500,000 currently exercisable stock options and 930,000 fully paid common shares.  All securities shown are held directly except 20,000 shares held beneficially.

3.

Non executive independent director of the Company. The total amount of shares shown in the table includes 1,000,000 currently exercisable stock options plus 2,000,000 currently exercisable common share purchase warrants and 3,896,668 fully paid common shares.  All securities shown are held directly.

4.

Non executive independent director of the Company. The total amount of shares shown in the table includes 1,000,000 currently exercisable stock options, no warrants and no fully paid common shares. All securities shown are held directly.

ITEM - # 5   NATURE OF TRADING MARKET

TRADING MARKETS & EXCHANGES

The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. Table No. 4 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for the last eight fiscal quarters.  The closing price of the common shares on the Report Date was $0.17.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 14

Table No. 6 NASD OTC ELECTRONIC BULLETIN BOARD TRADING ACTIVITY
For the Period:	Common Shares	US$ Dollar Sales Price
Quarter Ended	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 9/30/2008	2,450,877	$0.50	$0.10	$0.20
Quarter Ended - 6/30/2008	1,983,276	$0.26	$0.19	$0.21
Quarter Ended - 3/31/2008	2,833,734	$0.33	$0.12	$0.20
Quarter Ended - 12/31/2007	4,758,984	$0.75	$0.19	$0.33
Quarter Ended - 9/30/2007	3,380,082	$0.75	$0.53	$0.71
Quarter Ended - 6/30/2007	3,147,158	$0.84	$0.52	$0.69
Quarter Ended - 3/31/2007	4,306,626	$0.95	$0.33	$0.71
Quarter Ended - 12/31/2006	3,877,725	$0.45	$0.25	$0.38

REGISTRAR & TRANSFER AGENT

The Company's common shares are issued in registered form. Shares are issued and records for all issues are kept and maintained by the Company’s "registrar and transfer agent", Computershare Investor Services, located in Vancouver, British Columbia, Canada.

DIVIDENDS

The Company has not declared any dividends for the last five fiscal years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

US SHAREHOLDER INTERESTS

Number of Shareholders - The Company has researched to the best of its ability, the indirect holdings of its common shares. Indirect share holdings are held by share depository institutions on behalf of brokerage firms and their clients.  The names and addresses of the actual beneficial owners of individual shareholders is not known to the Company or the depository institutions.  Based on the number of proxy materials requested of the Company by various brokerage houses for distribution to shareholders of record on 11/7/08 the record date for the Company’s Fiscal Year 2008 Annual General Meeting ("AGM"), the Company estimates that it has in excess of 800 shareholders. These include 184 known registered shareholders plus other unknown shareholders whose unregistered shares are held by two depositories, CDS (in Canada) and CEDE (in USA).CDS holds 38,804,872 shares (56.3%) and CEDE holds 12,426,133 shares (18.0%) of the Company’s issued and outstanding shares as at the Report Date.

Registered US Shareholders - On the 11/7/08 AGM record date, the list of registered shareholders of the Company‘s common shares as maintained by the registrar and transfer agent showed a total of 184 registered shareholders.  A total of 99 of these registered shareholders, not including the depository CEDE, have United States of America "US" registration addresses and together they hold 3,620,939 shares representing about 5.3% of the total amount of Company common shares issued and outstanding.

Unregistered US Shareholders - The Company also estimates based on the number of proxy materials requested by US based brokerage firms following the notice to shareholders of record as of the 11/7/08 AGM record date that there are approximately 700 unregistered, "holders of record" resident in the United States, holding approximately 12,426,133 common shares representing about 18.0% of the total amount of Company common shares issued and outstanding.  Based on these estimates the combined registered and unregistered US resident shareholders, including the depository CEDE, are estimated to total approximately 800 shareholders holding 16,047,072 common shares representing a 23.3% stake in the total amount of Company common shares currently issued and outstanding at the 11/7/08 AGM record date.

US Shareholders Having Warrants - On the Report Date the Company records 7 holders of 13,990,000 outstanding share purchase warrants, none of whom are resident in the United States.  Warrants were issued in conjunction with private placements. All warrants are non-transferable.

US Shareholders Having Options - On the Report Date, the Company records 22 holders of 11,850,000 outstanding incentive stock options, 6 of whom are resident in the United States, holding a combined amount of 1,200,000 options or 10.1% of the total amount of options outstanding.  Options are granted as incentives in conjunction with service as a director, employee, consultant, or contractor with the Company or its subsidiaries.  All options are non-transferable and expire within 90-days of termination of service, employment or contract.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 15

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 16

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

ITEM - # 8   FINANCIAL DATA & DISCUSSION

REVIEW OF SELECTED FINANCIAL DATA LAST FIVE FISCAL YEARS

The selected financial data for Fiscal years ended 6/30/06, 6/30/07, and 6/30/08 is derived from the financial statements of the Company that have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as indicated in their auditor’s report that is included elsewhere in this Annual Report. The selected financial data set forth for the Fiscal years ended 7/31/05 and 7/31/04 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 17

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

Table No. 7 SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	6/30/08	6/30/07	6/30/06*	7/31/05	7/31/04
Revenue	-	-	-	-	-
Net Income (Loss)	(3,117)	(2,603)	1,923	2,181	(1,609)
Earnings (Loss) Per Share – Basic	(0.05)	(0.04)	0.03	0.04	(0.03)
Earnings (Loss) Per Share – Diluted	(0.05)	(0.04)	0.03	0.03	(0.03)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	67,807	59,325	56,661	51,280	47,140
Working Capital	3,159	1,565	2,287	(39)	(825)
Oil and Gas Properties	0.001	0.001	0.001	0.002	0.003
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholder Equity (deficiency)	3,245	1,653	2,357	(2)	(4,154)
Total Assets	3,298	1,764	2,517	297	489
US GAAP Shareholders' Equity (deficiency)	3,245	1,653	2,357	(2)	(4,154)
US GAAP Net (Loss)	(3,117)	(2,603)	1,923	2,181	(1,609)
US GAAP Net (Loss) per Share Basic	(0.05)	(0.04)	0.03	0.04	(0.03)
US GAAP Net (Loss) per Share Diluted	(0.05)	(0.04)	0.03	0.03	(0.03)
US GAAP 000's Weighted Avg Shares	67,807	59,325	56,661	51,280	47,140

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

FINANCIAL RESULTS OF OPERATIONS

The following discussion of the Company's financial results includes those for the most recently completed fiscal quarter ended 9/30/08 and the most recently completed last three fiscal years ended 6/30/08, 6/30/07, and 6/30/06.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with audited, consolidated financial statements for the previous fiscal year ended 6/30/07.  The section for the most recent quarter ended 9/30/08 should be read together with the Company's quarterly interim unaudited financial statements which were filed under Form-6K and are hereby incorporated for reference.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 18

FINANCIAL RESULTS FOR THE MOST RECENTLY COMPLETED FISCAL QUARTER ENDED 9/30/08

The quarter ended 9/30/08 marks the first quarter of the Company’s annual fiscal year ending 6/30/09. All balances referred to in the following discussion are in US$ currency.

Current Working Capital Situation at End Most Recent Fiscal Quarter Ended 9/30/08  - As at 9/30/08, the Company's consolidated financial statements reflect a working capital position of $1,080,566. This represents a decrease in the working capital of $2,078,399 compared to the 6/30/08 working capital of $3,158,965. The main use of funds during the current quarter was the cash deposit of $1,500,000 related to the Tungkal acquisition, the $100,000 deposit related to the joint bid for a new resource property and the Company’s general and administrative expenditures during the period.  The cash balance at 9/30/08 was $1,060,657 compared to $3,068,156 as at 6/30/08, a decrease of $2,007,499. The Company used $281,372 for operating activities during the three months ended 9/30/08 compared with $292,650 in the three months ended 9/30/07. The cash resources used for investing activities during the three months ended 9/30/08 was $1,726,127 compared with $44,222 in the three months ended 9/30/07.  The cash resources provided by financing activities during the three months ended 9/30/08 was $nil compared with $3,259,750 in the three months ended 9/30/07.

Investments During Most Recent Fiscal Quarter Ended 9/30/08  - During the three months ended 9/30/08, the Company invested $1,726,127 in various different projects.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement relating to the Tungkal acquisition.  The Company has also incurred $28,452 in legal fees relating to the acquisition.  In consideration of a joint bid agreement on a resource property in Indonesia, the Company made a $100,000 interest free loan which will be reimbursed under certain conditions if the bid is accepted.  The Company has also incurred $10,422 for it’s share of a data package relating to the joint bid.  The Company incurred $84,283 related to its efforts to pursue biodiesel projects in Indonesia.  The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties..

Finance During Most Recent Fiscal Quarter Ended 9/30/08  - During the three months ended 9/30/08, there were no new shares were issued.  During the three months ended 9/30/07, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,259,750. On 9/30/08, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 11,850,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between 4/30/09 and 9/30/11. On 9/30/08, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at 8/29/10..

Expenses During Most Recent Fiscal Quarter Ended 9/30/08   - Overall, the Company had a loss from operations during the three months ended 9/30/08 of $523,297 compared to $678,530 in the three months ended 9/30/07.  The Company had a loss per share of $0.01 in 2008 compared to a loss per share of $0.01 in 2007. During the current period the Company generated $5,585 in interest income compared with $28,267 in the prior period. The Company wrote off its investment in Continental Biofuels amounting to 84,284 during the three months ended 9/30/08. General and administrative expenses decreased by $245,444 from $687,837 to $442,393 for the three months ended 9/30/07 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $73,549 for the three months ended 9/30/08 compared to $200,128 in the three months ended 9/30/07.  Investor relations decreased by $60,595 from $61,385 to $790. The prior period related to two investor relation contracts, advertising contracts and conferences which Company’s management attended during the period.  The Company did not incur these costs in the current period.  All other expense groups are consistent with the comparative period and some decreased slightly..

FINANCIAL RESULTS FOR THE COMPANY’S MOST RECENTLY COMPLETED FISCAL YEAR 2008, ENDED 6/30/08

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation at End Most Recent Fiscal Year Ended 6/60/08  - As at 6/30/08, the Company's consolidated financial statements reflect a working capital position of $3,158,965. This represents an increase in the working capital of approximately $1,594,153 compared to the 6/30/07 working capital of $1,564,812. The increase was due to the Company closing a private equity placement with Macquarie for net cash proceeds of $3,250,000 during the year offset by general and administrative expenditures during the year.  The cash balance at 6/30/08 was $3,068,156 compared to $1,514,279 as at 6/30/07, an increase of $1,553,877. The Company used $1,513,352 for operating activities during the year ended 6/30/08 compared with $1,757,963 during the year ended 6/30/07. The cash resources used for investing activities during the year ended 6/30/08 was $194,521 compared with $156,818 during the year ended 6/30/07.  The increase is mainly due to the investment in Continental Biofuels Corporation (“Continental Biofuels”) represented by the purchase of 1,000 shares at $100 per share for a total investment of $100,000.  The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The cash resources provided by financing activities during the year ended 6/30/08 was $3,261,750 compared with $1,033,333 during the year ended 6/30/07. The Company completed the private equity placement with Macquarie for $3,250,000 during the current year.

Investments During Most Recent Fiscal Year Ended 6/30/08  - During the year ended 6/30/08, the Company invested $100,000 for a 40% stake in a company named Continental Biofuels Corporation in order to pursue biodiesel projects in Indonesia.  The Company also spent $32,760 on exploration expenditures relating to its Indonesian properties and $61,761 on equipment purchases mainly relating to computer and computer software.  During the year ended 6/30/07, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro.  The prior year amount includes the proceeds from the sale of CGB2 shares in the amount of $21,000 as well as equipment purchases of $55,574.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 19

Finance During Most Recent Fiscal Year Ended 6/30/08  - During the year ended 6/30/08, the Company issued 5,265,000 shares for gross proceeds to the Company of $3,309,750.  There were no Stock Options or Warrants exercised during the year ended 6/30/08.  During the year ended 6/30/07 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,136,333. On 6/30/08, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 11,250,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between 4/30/09 and 5/25/11. On 6/30/08, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between 7/23/09 and 8/29/10.

Income During Most Recent Fiscal Year Ended 6/30/08  - Overall, the Company had a loss from operations during the year ended 6/30/08 of $3,116,762 compared to a loss of $2,603,000 during the year ended 6/30/07.  The Company had a loss per share (basic and diluted) of $0.05 in 2008 compared to a loss per share of $0.04 in 2007. During the year ended 6/30/08, the Company generated $105,274 in interest income compared with $81,995 during the year ended 6/30/07.  The Company’s portion of the loss sustained in Continental Biofuels since inception to 6/30/08 was $82,184.  The Company wrote down the investment in Continental Biofuels at 6/30/08 as the company was dissolved subsequent to the year-end.  During the year ended 6/30/08, the Company also wrote down resource property costs in the amount of $32,760 compared to $113,386 during the year ended 6/30/07..

Expenses During Most Recent Fiscal Year Ended 6/30/08  - General and administrative expenses increased by $477,409 from $2,611,254 to $3,088,663 for the years ended 6/30/07 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $1,167,688 for the year ended 6/30/08 compared to $673,242 for the year ended 6/30/07.  During the year, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $279,256 for 2008 compared to $112,723 for 2007.  Management fees increased by $31,484 from $740,522 to $772,006.  Consulting fees were down $95,701 to $32,200 compared with $127,901 in the prior year.  The company utilized more consultants in the prior period.  Rent decreased by $35,910 from $89,986 to $54,076.  Travel decreased by $102,149 from $238,229 to $136,080.  The current year travel costs are consistent with fiscal 2006 levels.  Investor relations decreased by $40,601 from $168,896 to $128,295. The decrease is due to the Company attending less conferences during the current year. Office expenses increased by $109,938 from $146,387 to $256,325.  The increase in office expenses for the current year relates to purchases in the amount of $150,000 for subscriptions to a worldwide oil and gas exploration database.  Professional fees decreased by $61,702 from $203,811 to $142,109.  All other expense groups appear consistent with the comparative period and some decreased slightly.

FINANCIAL RESULTS FOR FISCAL YEAR 2007, ENDED 6/30/07

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Working Capital Situation at Fiscal Year Ended 6/60/07  - As at 6/30/07, the Company's consolidated financial statements reflect a working capital position of $1,564,812. This represents a decrease in the working capital of approximately $722,110 compared to the 6/30/06 working capital of $2,286,922. The decrease was mainly due to the Company’s general and administrative expenditures during the period offset by financing proceeds. The cash balance at 6/30/07 was $1,514,279 compared to $2,395,727 as at 6/30/06, a decrease of $881,448. The Company used $1,757,963 for operating activities during the year ended 6/30/07 compared with $1,307,858 in the eleven months ended 6/30/06. The cash resources used for investing activities during the year ended 6/30/07 was $156,818 compared with $3,515,074 which was provided in the eleven months ended 6/30/06. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000 as well as equipment purchases of $55,574. The prior year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950. The cash resources provided by financing activities during the year ended 6/30/07 was $1,033,333 compared with $89,613 in the eleven months ended 6/30/06. During the current period the company received proceeds of $1,033,333 for share issuances compared with $102,000 in the prior eleven month period.

Investments during Fiscal Year Ended 6/30/07  - During the year ended 6/30/07, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro. The Company also invested $55,574 in equipment purchases mainly relating to computer and computer software.

Finance during Fiscal Year Ended 6/30/07  - During the year ended 6/30/07 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,136,333. On 6/30/07, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 4,650,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between 6/29/08 and 6/30/09. On 6/30/07, the Company had warrants outstanding to purchase an aggregate of 3,725,000 shares at prices ranging from $0.15 to $0.40 and expiring at 6/30/08.

Income during Fiscal Year Ended 6/30/07  - Overall, the Company had a loss from operations during the year ended 6/30/07 of $2,603,000 compared to income of $1,923,117 in the eleven months ended 6/30/06. The largest difference was the fact that the Company sold its Yapen subsidiary in the prior year for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition. During the current year, the Company sold 70% of its shares in its Bengara subsidiary for cash proceeds of $21,000 and recorded a gain of $23,906 on disposition. The Company had a loss per share of $0.04 in 2007 compared to income per share of $0.03 in 2006. The fully diluted loss per share is $0.04 in 2007 compared to income per share of $0.03 in 2006. During the year ended 6/30/07, the Company elected to remove certain accounts payable in the amount of $15,739 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $15,739. During the current year the Company generated $81,995 in interest income compared with $75,856 in the prior eleven month period ended 6/30/06.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 20

Expenses during Fiscal Year Ended 6/30/07  - General and administrative expenses increased by $1,123,687 from $1,487,567 to $2,611,254 for the eleven months ended 6/30/06 and year ended 6/30/07 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $673,242 for the year ended 6/30/07 compared to $178,564 in the eleven months ended 6/30/06. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $155,419 for 2006. Management fees increased by $324,890 from $415,632 to $740,522. The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations and bonuses of $200,000 paid to two directors in recognition of valuable service to the Company. The company utilized more consultants in the period and therefore spent $127,901 which is an increase of $62,869 over the prior period. Rent increased by $22,189 from $67,797 to $89,986. The increase relates to higher premises costs in Dallas. Travel increased by $104,063 from $134,166 to $238,229. The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Investor relations increased by $155,769 from $13,127 to $168,896. The increase is due to two investor relation contracts, advertising contracts and conferences which Company’s management attended throughout the year. Office expenses increased by $36,569 from $109,818 to $146,387. The increase in office expenses is due the increased activity of the company and is consistent with the general increase of operating expenses in the current period. Professional fees increased by $129,540 from $74,271 to $203,811. The current period consisted of higher accounting and auditing costs. Foreign exchange loss decreased by $16,052 from $23,677 to $7,625. All other expense groups appear consistent with the comparative period and some decreased slightly.

FINANCIAL RESULTS FOR FISCAL YEAR 2006, ENDED 6/30/06

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 21

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

MATERIAL EVENTS OCCURING DURING THE LAST FISCAL YEAR ENDED 6/30/08

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 22

Seberaba-1 Exploration Well  - On 4/26/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-1 exploration. Drilling on Seberaba-1 was terminated short of the planned 4,200 meters total depth after having reached a total depth of only 2,946 meters. A 7” liner was set at 2,917 meters in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930 meters. Oil shows were encountered in 3 zones while drilling. Casing was set near total depth and the well suspended pending a decision to re-enter and conduct additional testing or sidetrack and redrill.

Seberaba-3 Appraisal Well  - On 9/24/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-3 appraisal well. The Seberaba-3 tested an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location. The Seberaba-3 reached total depth of 2,728 meters. Oil shows were encountered. Casing was set near total depth and the well suspended pending a decision to re-enter and conduct testing.

Seberaba-4 Appraisal Well  - On 8/27/07 the Company announced that its 18% owned joint venture company had spudded the Seberaba-4 appraisal well. The Seberaba-4 tested an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.5 kilometers southeast of the Seberaba-1 exploration well location. The Seberaba-4 reached total depth of 2,624 meters.  No shows were encountered. An expected reservoir interval was apparently faulted out. Casing was set near total depth and the well suspended pending a decision to re-enter and sidetrack the well.

Punga-1 Exploration Well  - On 10/15/07 the Company announced that its 18% owned joint venture company had spudded the Punga-1 exploration well. The Punga-1 tested a large, seismically mapped structural culmination at a location approximately 16 miles southeast of the Seberaba-1 exploration well location, and approximately 12 miles southeast of the Seberaba-4 appraisal well location.  The Punga-1 reached total depth of 2,500 meters.  No shows were reported. Casing was set near total depth and the well suspended pending a decision to re-enter and sidetrack the well.

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

Bengara-PSC Extension Sought - In a letter dated 11/23/07 the Company's 18% owned joint venture company Continental-GeoPetro (Bengara-II) Ltd. requested a 3-year extension of time on the Bengara-II PSC to enable it to further evaluate a promising oil and gas indication observed while drilling the Seberaba-1 exploration well. As of the Report Date the government has not yet granted its approval.

Share Issues Activity During Fiscal 2008  - During the Fiscal 2008 year ended 6/30/08 the Company issued 5,265,000 new shares pursuant to private placements for net proceeds to the Company of $ 3,265,000.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 23

MATERIAL EVENTS OCCURRING SINCE THE

LAST FISCAL YEAR END 6/30/08 UNTIL THE REPORT DATE

The following is a discussion of material events, which have occurred which have significant impact on the Company the implications of which are discussed below and the section entitled "Material Commitments".

Agreement to Acquire Indonesian Oil & Gas Production Property - Pursuant to a press release dated 8/5/08 the Company disclosed that it had entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia. The Company will pay total consideration of $27,320,000. The deal is effective as of 6/1/08 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities.

The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since 6/1/08, plus issue 12,320,000 newly created Series-A preferred shares each having face value $1.00. The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion. Funding of the cash due at closing shall be led by Macquarie Bank Energy Capital Group (“Macquarie”) of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until 8/25/22. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest. The Tungkal PSC currently produces on average at a rate of about 1,000 BOPD from the Mengoepeh Field. The field was placed on production in December 2004 and a southern extension of the field was discovered in 2007. Pursuant to a plan of development filed with Indonesian authorities in early 2008, the operator plans to drill 16 new development wells on the southern extension, starting in last quarter 2008, with the objective of completing it by early 2010 and increasing production to 4,500 BOPD.

On 80/23/08, an Order was granted by the Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, authorizing and directing Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of Fuel-X International Inc. to conclude the sale from Fuel-X (Tungkal) Ltd. of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Company as contemplated by the executed purchase and sale agreement between the Receiver and the Company dated 8/1/08.

Special General Meeting of Shareholders Held - The Company held a special general meeting of shareholders on 9/10/08 in Vancouver to consider and act on an amendment of the Company's articles of association to attach special rights and conditions to an existing and authorized but unissued class of 100,000,000 preferred shares.

Articles of Association Amended - At a special general meeting of shareholders held on 9/10/08 in Vancouver the shareholders voted by a special majority action to amend the Company's articles of association and attach special rights and conditions to an existing and authorized but unissued class of 100,000,000 preferred shares. The duly amended articles of the Company were filed with the BC companies registrar and on SEDAR.

New Corporate Legal Counsel Engaged - Pursuant to a press release dated 9/24/08 the Company disclosed that it had engaged Blake, Cassels, & Graydon LLP of Suite 2600, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada as its general corporate legal counsel.

Change of Address of Registered Office and Records Office - Pursuant to a press release dated 9/24/08 the Company disclosed that it has changed addresses for its registered office and records office in Canada to Continental Energy Corporation, Blake, Cassels, & Graydon LLP, Suite 2600 Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada.

Change of Address of Indonesian Representative Office - Pursuant to a press release dated 9/24/08 the Company disclosed that it has changed addresses for its registered Indonesian representative office where its principal management and operations activities are located, to Continental Energy Corporation, Mayapada Tower 11th Floor, Jl.  J. Sudirman Kav28, Jakarta, 12920, Indonesia.

Hire of Investor Relations Contact - The Company disclosed that it has engaged the non-exclusive and part time services of an arms length consultant, Mr. Chip Langston, as its US Representative and principal contact in its Dallas, Texas office. With effect from 10/1/08 Mr. Langston will assume duties as the principal contact person for investors and others seeking information about the Company, replacing in that capacity the Company's CFO, Mr. James D. Eger. Mr. Langston can be reached at the Company's Dallas office.

Joint Bid for New Resource Property - On 7/14/08, the Company entered into a Joint Bid Agreement and submitted a bid in competition with others on a new resource property in Indonesia

Senior Credit Facility Under Negotiation - At this Report Date the Company is negotiating a $50,000,000 Senior Credit Facility with Macquarie Bank in accordance with the provisions of an August 2007 mandate agreement. A total of $13,500,000 of the debt is earmarked to provide funds for closing the acquisition of the Tungkal PSC. Another $5,000,000 is to be used for funding the Company's 30% share of a 16 well development drilling program in the Tungkal PSC for 2009. The remaining $31,500,000 will be utilized for new acquisitions on a case by case basis.

CFO Steps Down - On 11/6/08 the Company announced that James D. Eger will step down as CFO of the Company with effect on 11/20/08. He will remain as a part-time and non-exclusive consultant  and advisor to the Company, particularly in the areas of new business and corporate development. Eger is relocating from Dallas to SE Asia in order to pursue personal business opportunities in alternative energy, including palm oil plantations and the conversion of crude palm oil to biodiesel.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 24

New PSC Signed - On 11/13/08 the Company announced that it has acquired an interest in a new production sharing contract ("PSC") in Indonesia. Pursuant to a joint bid agreement ("JBA") with Adelphi Energy Limited and GeoPetro Resources Company, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block. Continental's wholly owned subsidiary, Continental Energy (South Bengara-II) Pte. Ltd., owns a 24.999% stake in ACG and its new PSC.

The South Bengara-II PSC was one of 22 new PSC's signed by the Minister of Mines and Energy at a ceremony in Jakarta. The award is a result of ACG's winning bid submitted in the August 2008 competitive bidding round held by the Indonesian ministry of oil and gas.

ACG, in accordance with the terms of its bid and the PSC, is obliged to pay a signing bonus of $1,000,000 and complete a work program during the first 3 PSC contract years which includes conducting geological and geophysical field surveys and studies, acquiring at least 100 line kilometers of new 2D seismic, and drilling one exploration well for a total minimum expenditure of $7,850,000.

In accordance with the provisions of the JBA, Continental has management rights over ACG during the first 3 contract years and will pay 50% of the signing bonus and 50% of the first $ 3,000,000 in work program expenditures. Thereafter it will pay its 24.999% equity share of costs and be entitled to the same share of revenues.

Continental's exploration manager, Andrew T. Eriksson, has been appointed Executive Vice President and General Manager of ACG and will be responsible for managing all exploration activities in the South Bengara-II Block which are expected to commence with geological field surveys in early 2009.

The South Bengara-II Block encompasses an area of 5,257 square kilometers or over 1,300,000 acres and lies onshore on the northeast coast of the island of Borneo in the Indonesian province of East Kalimantan. It also lies adjacent to and immediately south of the Bengara-II Block in which Continental owns an 18% interest and in which a 2007 drilling program revealed encouraging results.

MATERIAL COMMITMENTS

A summary of the current status of all material contracts, commitments and expenditure obligations of the Company as of the Report Date are described below.  The Company intends to meet its commitments by a combination of raising funds through placement of its securities and through farm out of promoted working interests in its Indonesian properties.  There is no guarantee the Company will be successful in raising sufficient capital and the inability to meet its obligations may have material adverse detrimental effects on the Company, its operations and its properties.

Bengara-II PSC Commitments   As of the Report Date, the Bengara-II PSC is currently in its Contract Year-11. The initial 10 Contract Years exploration period of the Bengara-II PSC ended 12/4/07. During the 10-year exploration period the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. (hereinafter “CGB2”), was obliged to drill 4 exploration wells and or expend at least $25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area. As at the Report Date a total of approximately $28,000,000 has been spent by CGB2 and all 4 commitment wells drilled. This expenditure exceeds the total Bengara-II PSC Work Commitment and neither the Company nor CGB2 has any further funding commitments or obligations with regard to the Bengara-II PSC Work Commitments.

Pursuant to an application filed with Indonesian authorities and dated 11/22/07, CGB2 filed an application for a 3-year extension of the initial 10 year exploration period of the Bengara-II PSC to enable it to 1) complete testing of the 4 wells drilled during 2007; 2) acquire a 3D seismic program over the areas drilled in 2007; 3) conduct further appraisal and delineation drilling to more fully assess and appraise a promising indication of a possible discovery; and 4) based upon the results of the foregoing, file a Plan of Development ("POD") for additional government approval. As of the Report Date this extension has not yet been granted.

As provided for in the agreement between the shareholders of CGB2 dated 9/29/06 the Company’s 18% shareholding interest in CGB2 and its Bengara-II PSC property is carried and not subject to cash calls for the first $62,000,000 of costs of exploration and POD expenditures. There are no provisions for CGB2 or any other shareholder to impose a funding obligation on the Company in respect of CGB2 or the Bengara-II PSC and in fact the shareholders agreement requires CGB2 to separately source its own funds. However, in the event of a discovery of oil or gas in the Bengara-II PSC the Company recognizes that CGB2 may incur substantial exploitation expenditures in bringing any discovery to production in excess of the carry. In the event that the shareholders of CGB2 agree that it is more desirable to fund Bengara with loans from shareholders then the Company may elect to fund its 18% shareholding portion of field development expenditures.

Tungkal PSC Commitments   As of the Report Date, the Tungkal PSC is currently in its Contract Year-16 and all work commitments to the Indonesian government under the PSC have been fully discharged. Upon closing of the acquisition of the Tungkal PSC interest as described in the earlier section entitled "Tungkal PSC Property Acquisition" the Company will own a 30% interest in the Tungkal Block property and be responsible for funding its 30% share of new development work planned under a 2008 plan of development pending government approval at the Report Date. The POD calls for a $20,000,000 capital expenditure to install gas injection, upgrade producing facilities, and drill 16 additional development wells. However, this POD expenditure is discretionary and may be amended subject to market conditions and commercial conditions at any time. The Company's share of this POD if fully implemented would be $6,000,000 during 2009 and 2010.

Credit Agreement    As of the Report Date, the Company is nearing finalization of a credit agreement (See sub-section "Senior Credit Facility Under Negotiation" in the preceding section "Material Events Occurring since the last Fiscal Year end until the Report Date") which would give a bank a charge over all of the assets of the Company and impose other commitments, restrictions, and obligations on the Company in accordance with its terms.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 25

South Bengara-II PSC Commitments   As of the Report Date, the Company has only recently acquired an interest in a new PSC, the South Bengara-II PSC (See sub-section "New PSC Signed" in the preceding section "Material Events Occurring since the last Fiscal Year end until the Report Date"). The Company has been allocated a 24.999% shares holding interest in a new joint venture company, ACG (South Bengara-II) Pte. Ltd. which signed and owns the South Bengara-II PSC but has not yet taken up these shares nor has it paid in full for its share nor is it obliged to. The Company may yet elect to withdraw and not take up its interest rather than undertake its share of additional commitments thereunder. In making such decision shall consider the risks referred to in the following section, particularly World Liquidity Crisis, Oil Price Risk, Stock Market Volatility, and Partner Risk as well as the conditions of its Credit Agreement and its Tungkal PSC Commitments as described in the foregoing sections.

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

World Liquidity Crisis - As of the Report Date the world is experiencing a financial crisis not seen during the last 75 years. Access to equity and debt capital has become severely restricted and there is no way to tell at the present time how long this situation may last. This situation affects the Company, its partners, its contractors, and its investors; adding a substantial amount of uncertainty and risk to the Company's business.

Oil Price Risk - During the 180 days preceding the Report Date world oil prices have undergone an unprecedented rise followed closely by a precipitous decline to 40% of its previous value. This price volatility has substantial impact upon the oil business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

Stock Market Volatility - The combined affect of the World Liquidity Crisis and Oil Price Risk described above has had a huge affect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

Partner Risk - The combined affect of the World Liquidity Crisis, Oil Price Risk, and Stock Market Volatility could have a detrimental effect on the Company's joint venture partners and cause them to be unable to fund their own share of costs or meet their share of commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of costs and the Company's own interest may thereby be detrimentally affected.

Financing Risks - Until such time as the Company's acquisition of a 30% interest in the Tungkal PSC closes, the Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions or to fund its contractual commitments.  The Company’s ability to continue as a going concern depends upon its ability to obtain financing.  There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available.  It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest.  Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the Management will be successful.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 26

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

Minority Shareholding Risks - The Company holds minority interests in its oil and gas properties and this level of interest offers only very limited degree of management control or influence by the Company in the event of a disputed management action endorsed by the other majority and controlling shareholders. This lack of management control could have a detrimental effect upon the value of the Company’s interests.

Director’s Conflicts of Interest - Certain directors of the Company may from time to time be also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  Persons considering the purchase of Company securities must appreciate that they will be required to rely on the judgment of these individuals in resolving such conflicts as they may arise.

Currency/Exchange Rate Risk - All of the Company’s material financial obligations and commitments are denominated in US Dollars. A substantial amount of the Company's business transactions will be denominated in Indonesian Rupiah due to operations on its principal properties. Fluctuations in the Rupiah may have a substantial effect on the Company’s financial statements due to related gains or losses due to the rate changes. The Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate.  Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 27

MATERIAL TRENDS AND UNCERTAINTIES

For the reasons referred to in the preceding section entitled "Risk Factors", particularly the sub-sections entitled "World Liquidity Crisis", "Oil Price Risk", and "Stock Market Volatility" the Company faces a period of unprecedented uncertainty as at the Report Date.

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

For the reasons referred to in the preceding section entitled "Risk Factors", particularly the sub-sections entitled "World Liquidity Crisis", "Oil Price Risk", "Stock Market Volatility", and "Partner Risk" the Company faces a period of unprecedented uncertainty as at the Report Date and the outlook for the coming year is similarly difficult to forecast and uncertain.

For calendar year 2008, the Company's management has set the following strategic objectives, which it hopes to accomplish during the year subject to the recognized uncertainties referred to above.  These goals, in order of priority, are:

1.

Obtain an approved plan of development for the Bengara-II PSC to secure its full term until 12/4/27.

2.

Participate in the drilling of additional exploration wells on the Bengara-II PSC property.

3.

Participate in the drilling of additional development and exploration wells on the Tungkal PSC property.

4.

Make acquisitions of interests in new oil and gas properties particularly ones with existing production or short term development to production.

ITEM - # 10   DIRECTORS AND OFFICERS OF THE REGISTRANT

DIRECTORS

The table below lists, as at the Report Date, the names of all the Directors of the Company.  The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in January and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. The Company distinguishes its directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those directors who also serve as Executive Officers employed under contract for such service by the Company.  Non-Executive Directors are those directors who do not serve also as Executive Officers of the Company and have not contractual relationship with the Company for personal services outside those of being a director.  At the Report Date the Company has two Non-Executive directors, Mr. Garrison and Mr. Yu and two Executive Directors Mr. McAdoo and Mr. Eger.

Table No. 8 DIRECTORS
Name	Age	Date First Appointed a Director
Richard L. McAdoo (1) (5) (6)	54	January 1999
James D. Eger (2) (4) (6)	58	October 2004
David T.W. Yu (3) (4) (5)	53	May 2005
Phillip B. Garrison (7) (4) (5)	55	September 2007

Notes to table:

(1)  Resident of Indonesia and citizen of the United States.

(2)  Resident and citizen of the United States.

(3)  Resident and citizen of Hong Kong.

(4)  Members of the Audit Committee of the Board of Directors.

(5)  Members of the Executive Compensation Committee of the Board of Directors.

(6)  Members of the Reserves Committee of the Board of Directors.

(7)  Resident of Dubai and citizen of the United States.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 28

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

RESUMES OF DIRECTORS

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degree in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is President of the Company.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 29

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

Table No. 9 EXECUTIVE OFFICERS
Name	Age	Current Title	Date Appointed
Richard L. McAdoo (1)	54	President & CEO	November 1999
James D. Eger (2)	58	Vice President, CFO & Secretary	February 2004

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

(2)

Resigned 11/6/08 with effect on 11/30/08 but will continue as a consultant to the Company in a non-executive capacity, and on a non-exclusive and part-time basis.

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

Multiple Directorships - While some Directors of the Company are involved in other business ventures and may not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

Arrangements & Relationships - There are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which anyone was selected as a Director or Executive Officer.

ITEM - # 11   COMPENSATION OF OFFICERS AND DIRECTORS

COMPANY DIRECTOR COMPENSATION

The Company pays cash compensation in the amount of $15,000 per annum to its Directors for their service in their capacity as Directors. The stipend is paid annually near the time of the Company's annual general meeting for services rendered during the year preceding the meeting. At each annual general meeting each Director stands for reelection for another one year term. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may also award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any additional compensation for his services as a Director of the Company, including committee participation and/or special assignments. For services rendered at least in part during Fiscal 2008, the Company paid 5 directors cash compensation totaling $62,500 solely for their services as directors to the Company. The compensation of executives of the Company is reviewed by the Compensation Committee and set by a vote of the Board of Directors. Refer to ITEM-#13.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 30

Non-Executive Director Compensation

Non-Executive Directors are those directors not employed or paid by the Company in any capacity such as officer or consultant.

Paul L. Hayes, Jr., Non-Executive Director   During a portion of Fiscal 2008, Mr. Hayes served as a Non-Executive Director of the Company and was paid an annual fee of $15,000 solely for his services as a director. Mr. Hayes elected to retire and did not stand for reelection as a Director of the Company at the annual general meeting held on 11/8/07. The Company expects to pay the same annual amount for each Fiscal Year that Mr. Hayes continues to serve as a director.  The Company did not pay any additional cash compensation of any kind to Mr. Hayes for services not solely as a director during Fiscal 2008 and does not expect to pay any additional cash compensation to during Fiscal 2009. Mr. Hayes accepted appointment to the board of directors in an action minuted on 4/14/03 filling a vacancy and his tenure as a director ceased on 11/8/07. See ITEM-#12 for his stock options.

David T.W. Yu, Non-Executive Director   During Fiscal 2008, Mr. Yu served as a Non-Executive Director of the Company and was paid an annual fee of $15,000 solely for his services as a director. The Company expects to pay the same annual amount for each Fiscal Year that Mr. Yu continues to serve as a director.  The Company did not pay any additional cash compensation of any kind to Mr. Yu for services not solely as a director during Fiscal 2008 and does not expect to pay any additional cash compensation to during Fiscal 2009. Mr. Yu accepted appointment to the board of directors in an action minuted on 4/29/05 filling a vacancy. See ITEM-#12 for his stock options.

Phillip B. Garrison, Non-Executive Director   During a portion of Fiscal 2008, Mr. Garrison served as a Director of the Company and was accrued an annual fee of $2,500. The Company expects to pay Mr. Garrison an amount of $15,000 during Fiscal 2009 and the same annual amount for each Fiscal Year that Mr. Garrison continues to serve as a director.  The Company did not pay any additional cash compensation of any kind to Mr. Garrison for services not solely as a director during Fiscal 2008 and does not expect to pay any additional cash compensation to during Fiscal 2009. Mr. Garrison accepted appointment to the board of directors in an action minuted on 9/17/07 filling a vacancy. See ITEM-#12 for his stock options.

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

Richard McAdoo, Director, President and CEO   Pursuant to an employment contract dated 1/01/07 with the Company’s President and CEO to provide executive management from the Company’s Jakarta office the Company paid him during Fiscal 2008 an annual salary of $210,000 and a bonus of $30,000.

James D. Eger, Director, Secretary and CFO   Pursuant to an employment contract dated 1/01/07 with the Company’s CFO to provide executive management from the Company’s Dallas office the Company paid him during Fiscal 2008 an annual salary of $150,000 and a bonus of $30,000.

CONTRACTS & COMPENSATION OF EXECUTIVE OFFICERS

The Company has only two executive officers, Mr. McAdoo and Mr. Eger, whose contracts and compensation are discussed in the preceding section pursuant to their service also as directors of the Company.

Stock Options

The Company grants incentive stock options to Directors and to Officers and employees; refer to ITEM-#12, "Options to Purchase Securities from Registrant or Subsidiaries".  All stock options are set at levels determined from time to time by the board of directors in accordance with applicable securities regulations pursuant to a Stock Option Plan adopted by shareholders.

Pension Plans & Stock Ownership Programs

No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers. Except for the stock option program discussed in ITEM-#12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Termination Compensation

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer. No Executive Officer/Director received other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation.

ITEM - # 12   OPTIONS TO PURCHASE SECURITIES

FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options to purchase securities from the Company can be granted only to Directors, Officers, employees and consultants and Employees of the Company in accordance with applicable securities regulations. All optionees other than directors and officers must be employees or consultants or subcontractors engaged under written contract by the Company. The Company has a  formal written stock option plan that was adopted at the Company’s annual general meeting held on 1/25/06   At the Report Date, the Company had 11,850,000 stock options outstanding entitling the holders to purchase 11,850,000 common shares at exercise prices between $0.20 and $0.65.  The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the table below. Options shown in the table are effective as at the Report Date and include the number of options granted to directors and executive officers as a group.  Outstanding options to other employees and consultants as a group is also shown.

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 31

Table No. 10 STOCK OPTIONS OUTSTANDING AT THE REPORT DATE
Name of Optionee Directors & Officers	$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & Officer	$0.15	4/30/09	1,000,000	12.6%
	$0.24	12/31/2010	500,000
James D. Eger, Director & Officer	$0.15	4/30/09	1,000,000	12.6%
	$0.24	12/31/2010	500,000
David T.W. Yu, Director	$0.65	6/30/09	500,000	8.4%
	$0.24	12/31/2010	500,000
Phillip B. Garrison, Director	$0.65	6/30/10	500,000	8.4%
	$0.24	12/31/2010	500,000
Total Directors & Officers as a Group				42%
Other Optionees as a Group	$0.20 to $0.65	Various	6,850,000	58%
Total Stock Options Outstanding at the Report Date			11,850,000	100%

At the Report Date, the Company had 13,990,000 share purchase warrants outstanding entitling the holders to purchase 13,990,000 common shares at prices between $0.15 and $1.00. All of the share purchase warrants issued by the Company have been issued in conjunction with private placements of Company securities. The table below lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11 SHARE PURCHASE WARRANTS OUTSTANDING
Date Warrants Issued	Number of Warrants Outstanding	Warrant Exercise Price $	Date Warrants Expire
6/9/03	935,000	$ 0.15	6/30/10
7/14/03	790,000	$ 0.15	6/30/10
4/29/05	2,000,000	$ 0.40	6/30/10
7/29/07	15,000	$ 1.00	7/23/09
8/29/07	10,000,000	$ 0.90	8/29/10
5/15/08	250,000	$ 0.20	5/15/10
Total at Report Date	13,990,000

ITEM - # 13   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Since the end of the Company's Fiscal 2008 year end there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 32

P A R T -  III

ITEM - # 15   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, and the Company’s Audit Committee of the Board of Directors, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

 The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/08.

Changes in internal control over financial reporting.

There were no changes in the Company’s internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15 under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

 Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of 6/30/08 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/08, based on those criteria.

This report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 33

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

STATEMENT ON AGE OF FINANCIAL STATEMENTS

The audited financial statements included pursuant to this ITEM-#17 are effective as at the Company’s Fiscal 2008 year end upon 6/30/08. The date of the auditors report for the same financial statements is 10/10/08. The Report Date of this Form-20F Annual Report is 11/24/08. The actual electronic filing of this Form-20F report and its Exhibits, including the Fiscal 2008 financial statements, on EDGAR is scheduled for 12/01/08. Elapsed time between the fiscal year end effective date of the financial statements and the effective date of the auditor’s report is 114 days. Elapsed time between the fiscal year end effective date of the financial statements and the Report Date is 149 days.

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

ITEM - # 19 EXHIBITS

INDEX TO EXHIBITS

The following Exhibits are incorporated herein this Form-20F and are attached hereto following the signatures below at the page number indicated on the following index:

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 34

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 35

COPIES & DISTRIBUTION

This Form-20F annual report and its Exhibits, including the audited financial statements at Fiscal 2008 year end 6/30/08, was submitted for filing electronically on the US-SEC's EDGAR system in November 2008.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form-20F annual report for the Fiscal 2008 year ended 6/30/08 on its behalf.

Continental  Energy  Corporation

(Registrant)

"Richard L. McAdoo"

_______________________________________

By: Richard L. McAdoo,  Director & CEO

 Report Date: November 24, 2008

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 36

E X H I B I T S   1   THROUGH   11  &  31  &  32

EXHIBITS AND/OR ATTACHMENTS TO THE

Form-20F For Fiscal 2008 Ended 6/30/08 Filed By

CONTINENTAL ENERGY CORPORATION

E X H I B I T  -  1  :  CERTIFICATE, MEMORANDUM & ARTICLES OF INCORPORATION.

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 37

E X H I B I T  -  10 : GLOSSARY

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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 38

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2008 and 2007 Expressed in U.S. dollars

Partnership of:

Vancouver	Robert J. Burkart Inc.	James F. Carr-Hilton Ltd.	Kenneth P. Chong Inc.
	Alvin F. Dale Ltd.	Reginald J. LaBonte Ltd.	Barry S. Hartley Inc.
	Robert J. Matheson Inc.	Rakesh I. Patel Inc.

South Surrey	Michael K. Braun Inc.	Peter J. Donaldson Inc.

Port Coquitlam	Wilfred A. Jacobson Inc.	Brian A. Shaw Inc.	Fraser G. Ross Ltd.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (An Exploration Stage Company)

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2008 and 2007, the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2008 and 2007 and for the eleven months ended June 30, 2006.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, the results of its operations and cash flows for the years ended June 30, 2008 and 2007 and for the eleven months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada October 10, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
October 10, 2008

Vancouver	Suite 1500 - 1140 Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 Fax: 604 689 2778 - Main Reception
South Surrey	Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4E 6E7, Tel: 604 531 1154 Fax: 604 538 2613
Port Coquitlam	Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 941 8266 Fax: 604 941 0971

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2008	2007
Current
Cash	$3,068,156	$1,514,279
Receivables	16,814	43,088
Prepaid expenses and deposits	126,370	117,894
	3,211,340	1,675,261
Investment in CGB2 (Note 4)	1	1
Investment in Continental Biofuels (Note 1)	1	-
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	86,463	88,685
	$3,297,806	$1,763,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$52,375	$110,449

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,319,423	11,731,566
Common Share Subscriptions - Statement 2	-	7,500
Contributed Surplus - Statement 2 (Note 6)	6,350,268	3,221,931
Deficit - Statement 2	(16,424,260)	(13,307,498)
	3,245,431	1,653,499
	$3,297,806	$1,763,948

Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
________________________________	, Director
"James D. Eger"
________________________________	, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit		Total

Balance - 31 July 2005	56,427,936	$23,434,025	$-	$2,742,810	$(26,178,734	) $	(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	-	(15,648)	-		30,000
Exercise of options	480,000	134,962	-	(62,962)	-		72,000
Financing fees - warrants	-	-	-	155,419	-		155,419
Stock-based compensation	-	-	-	178,564	-		178,564
Reduction in capital	-	(13,551,119)	-	-	13,551,119		-
Income for the period - Statement 3	-	-	-	-	1,923,117		1,923,117

Balance - 30 June 2006	57,107,936	10,063,516	-	2,998,183	(10,704,498)		2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-		80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-		481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-		574,500
Share issuance costs	-	(23,000)	-	-	-		(23,000)
Financing fees - warrants	-	-	-	112,723	-		112,723
Stock-based compensation	-	-	-	673,242	-		673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)		(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498)		1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-		3,309,750
Arrangement fee	250,000	162,500	-	-	-		162,500
Exercise of options	-	7,500	(7,500)	-	-		-

Treasury shares held (Note 6b)	-	(48,000)	-	-	-		(48,000)
Share issuance costs	-	(162,500)	-	-	-		(162,500)
Financing fees - warrants	-	-	-	279,256	-		279,256
Stock-based compensation	-	-	-	1,167,688	-		1,167,688
Loss for the period - Statement 3	-	-	-	-	(3,116,762)		(3,116,762)
Balance - 30 June 2008	68,887,381	$13,319,423	$-	$6,350,268	$(16,424,260	) $	3,245,431

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Operations

	For the	For the	For the Eleven
	Year Ended	Year Ended	Months Ended
	30 June	30 June	30 June
	2008	2007	2006

Expenses
Amortization	$63,983	$37,167	$66,837
Bad debt (Note 10)	-	-	138,178
Consulting	32,200	127,901	65,032
Filing fees	11,562	21,475	11,464
Financing fees - warrants (Note 6d)	279,256	112,723	155,419
Foreign exchange loss	1,804	7,625	23,677
Interest and bank charges	3,935	5,548	4,687
Investor relations	128,295	168,896	13,127
Management fees (Note 7a)	772,006	740,522	415,632
Office expenses	256,325	146,387	109,818
Professional fees	142,109	203,811	74,271
Rent, office maintenance and utilities	54,076	89,986	67,797
Shareholder communication and transfer agent	16,121	8,239	8,981
Stock-based compensation (Note 6c & d)	1,167,688	673,242	178,564
Telephone	23,223	29,503	19,917
Travel and accommodation	136,080	238,229	134,166

Loss Before the Undernoted	(3,088,663)	(2,611,254)	(1,487,567)

Other Income (Expenses)
Gain on settlement of debt	-	15,739	48,850
Gain on disposal of CGYP (Note 4)	-	-	3,506,833
Gain on disposal of CGB2 (Note 4)	-	23,906	-
Loss on dissolution of Continental Biofuels (Note 1)	(17,815)	-	-
Loss on equity investment in Continental Biofuels (Note 1)	(82,184)	-	-
Interest income	105,274	81,995	75,856
Settlement of court judgment	-	-	(329,045)
Terminated farm out proceeds	-	-	100,000
Write-down of loan receivable	(614)	-	-
(Write-down) recovery of resource property costs (Note 4)	(32,760)	(113,386)	8,190

Income (Loss) for the Period	$(3,116,762)	$(2,603,000)	$1,923,117

Income (Loss) per Share - Basic and Diluted	$(0.05)	$(0.04)	$0.03

Weighted Average Number of Shares Outstanding - Basic	67,807,203	59,325,041	56,661,170
Weighted Average Number of Shares Outstanding - Diluted	67,807,203	59,325,041	69,270,906

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the	For the	For the Eleven
	Year Ended	Year Ended	Months Ended
	30 June	30 June	30 June
Cash Resources Provided By (Used In)	2008	2007	2006

Operating Activities
Income (loss) for the period	$(3,116,762)	$(2,603,000)	$1,923,117
Items not affecting cash
Amortization	63,983	37,167	66,837
Bad debt	-	-	138,178
Financing fees - warrants	279,256	112,723	155,419
Gain on settlement of debt	-	(15,739)	(48,850)
Gain on disposal of CGYP	-	-	(3,506,833)
Gain on sale of CGB2	-	(23,906)	-
Loss on dissolution of Continental Biofuels	17,815	-	-
Loss on equity investment in Continental Biofuels	82,184	-	-
Stock-based compensation	1,167,688	673,242	178,564
Terminated farm out proceeds	-	-	(100,000)
Write-down (recovery) of resource property costs	32,760	113,386	(8,190)
Changes in current assets and liabilities
Receivables	26,274	(39,137)	(2,321)
Prepaid expenses and deposits	(8,476)	8,499	(25,830)
Due from related party	-	-	-
Accounts payable and accrued liabilities	(58,074)	(21,198)	(77,949)

	(1,513,352)	(1,757,963)	(1,307,858)
Investing Activities
Investment in Continental Biofuels	(100,000)	-	-
Disposition of CGB2	-	(8,858)	-
Resource property costs	(32,760)	(259,886)	(343,914)
Resource property costs reimbursed by joint venturers	-	146,500	352,104
Proceeds from terminated farm out agreement	-	-	100,000
Proceeds from disposition of CGYP, net	-	-	3,506,834
Proceeds from sale of CGB2 shares, net	-	21,000	-
Purchase of equipment, net of recovery	(61,761)	(55,574)	(99,950)
	(194,521)	(156,818)	3,515,074
Financing Activities
Capital lease obligation	-	-	(12,387)
Share capital issued for cash, net	3,261,750	1,033,333	102,000
	3,261,750	1,033,333	89,613

Change in Cash	1,553,877	(881,448)	2,296,829
Cash position - Beginning	1,514,279	2,395,727	98,898

Cash Position - Ending	$3,068,156	$1,514,279	$2,395,727

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$162,500	$-	$-
Services	$-	$80,000	$-

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

1.	Nature of Operation

Continental Energy Corporation (the “Company”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue.

On 17 October 2007 the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia. The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake. The remaining 60% stake in C.ontinental Biofuels is held by two directors of the Company, each of whom purchased a 30% stake. During the year, the Company recorded a loss of $82,184 relating to Continental Biofuels’ operations, representing the Company’s 40% equity interest in Continental Biofuels. On 11 August, 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore the Company’s interest in Continental Biofuels has been written down to a nominal value as at 30 June 2008.

On 16 June 2008 the Company registered a 100% owned Singapore based subsidiary to further pursue energy exploration projects in Indonesia, Continental Energy Pte. Ltd. (“CEPL”). On 17 June 2008 CEPL registered a 100% owned Singapore based subsidiary called Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”). Both subsidiaries remained inactive during the year ended 30 June 2008.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP (Note 12).

b)	Consolidation

These consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

•	Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore in 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia.

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

b)	Consolidation – Continued

•

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owns a 100% interest in the Bengara-II PSC (the “Bengara Property”) in Indonesia. The Company owned 60% of the shares of CGB2 until 29 September 2006 at which time 70% of the Company's interest was sold. At fiscal year end 30 June 2008 the Company owns an 18% interest in CGB2 which is now accounted for on the cost basis (Note 4).

All intercompany transactions are eliminated upon consolidation.

c)	Equipment

The Company provides for amortization on its equipment as follows:

•	Automobiles – 50% declining balance basis.
•	Computer equipment and software - 50% declining balance basis; and
•	Furniture and field survey equipment - 50% declining balance basis.

d)	Oil and Gas Properties

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

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

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
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

d)	Oil and Gas Properties – Continued

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)	Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. There are no asset retirement obligations as at 30 June 2008 and 2007.

f)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2008, 2007 and 2006, the Company had administration activity in North America and exploration and development activity in Indonesia. The segmented information is identified by geographic location of the Company’s exploration and development activities.

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

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

m)	Valuation of Warrants

Effective 1 July 2007, the Company adopted the following accounting policy with respect to the valuation of warrants issued as part of a private placement unit. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•	The fair value of the common share purchase warrants is determined using the Black- Scholes pricing model.

•	The fair value of common shares is based on the market close on the date the units are issued; and

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)	Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments –Recognition Measurement, and 3865, Hedges on July 1, 2007 which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

These Sections require that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in the Company’s loss for the year.

The Company has designated each of its significant categories of financial instruments as of 1 July 2007 as follows:

Cash and cash equivalents	Held-for-trading
Accounts payable	Other liabilities

The adoption of these accounting policies did not have a material effect on the financial statements of the Company upon adoption.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

o)	Comprehensive income

The Company adopted CICA Handbook Section 1530, “Comprehensive Income”. Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2008 and 2007 the Company had no significant items that caused other comprehensive loss to be different than net loss.

p)	New Accounting Pronouncements Not Yet Adopted

General Standards of Financial Statement Presentation (Section 1400)

Section 1400 was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008.

Capital Disclosures (Section 1535)

Section 1535 requires disclosures of an entity’s objectives, policies and processes for managing capital, and quantitative data about what the entity regards as capital. This standard will be effective for fiscal years beginning on or after October 1, 2007.

Financial Instruments – Disclosures and Presentation (Sections 3862 and 3863)

Section 3862 and 3863 replaces the existing Section 3861 – Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements, and carry forward unchanged existing presentation requirements. These new sections require disclosure about the nature and extent of risk arising form financial instruments and how the entity manages those risks. This standard will be effective for fiscal years beginning on or after October 1, 2007.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This standard will be effective for fiscal years beginning on or after October 1, 2008.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

2.	Significant Accounting Policies – Continued

p)	New Accounting Pronouncements Not Yet Adopted – Continued

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, due from related party and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.	Resource Property Costs

Details of oil and gas properties are as follows:

	30 June	Exploration &	Costs	Recovery	30 June
	2007	Development	Reimbursed by	(Impairment/	2008
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$32,760	$-	$(32,760)	$1

	30 June	Exploration &	Costs	Recovery	30 June
	2006	Development	Reimbursed by	(Impairment/	2007
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$259,886	$(146,500)	$(113,386)	$1

	31 July	Exploration &	Costs	Recovery	30 June
	2005	Development	Reimbursed by	(Impairment/	2006
	Balance	(Recovery)	Joint Venturers	Abandonment)	Balance
Bengara-II	$1	$343,914	$(352,104)	$8,190	$1
Yapen	1	(1)	-	-	-
	$2	$343,913	$(352,104)	$8,190	$1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

4.	Resource Property Costs – Continued

Bengara-II Property

During the year ended 30 June 2008, the Company incurred $32,760 (2007 - $259,886) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2008, no future benefits could be attributed to this property and consequently the capitalized cost were impaired.

CGB2 and CGYP

By separate share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2 and Continental-GeoPetro (Yapen) Ltd. (“CGYP”). At the time of the purchase CGB2 owned a 100% participating interest in the Bengara-II property and CGYP owned a 100% interest in the Yapen PSC (the "Yapen property”). The Company accounted for the acquisition of CGB2 and CGYP using the purchase method of accounting for business combinations. On 1 January 2000 the Company farmed out 40% of its 100% interest in each of CGB2 and CGYP and their respective underlying properties to GeoPetro.

i)	CGB2

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for $21,000 cash and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2. Included in the Company’s statement of operations are the results of operations of CGB2 from the date of acquisition to 29 September 2006.

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income. The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in CGB2 as at 29 September 2006.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of CGB2	(2,906)
Proceeds on disposition	21,000
Gain on disposition of CGB2	$23,906

ii)	CGYP

CGYP was incorporated in the British Virgin Islands and was 60% owned by the Company. Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company sold its 60% share of CGYP to Nations Energy Company Ltd., an unrelated buyer, for sale proceeds of $3,600,000 at closing.

This transaction resulted in a gain of $3,506,833 net of associated costs and taxes, calculated as follows based on the net book values recorded in CGYP as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of CGYP	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of CGYP	$3,506,833

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

5.	Equipment

Details are as follows:

			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

			30 June
			2007
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

6.	Share Capital

a)	Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 30 June 2008, there are no preferred shares issued or outstanding.

b)	Share Capital

2008

On 30 May 2008, a share repurchase was completed for 200,000 common shares for a total cost of $48,000. These shares will be held in treasury until resold.

On 15 May 2008, a private placement was completed for 250,000 units for total proceeds of $50,000. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.20 per common share for a two year term expiring on 15 May 2010. The Company allocated $31,358 to the common shares and $18,642 to the share purchase warrants based on the relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.	Share Capital – Continued

b)	Share Capital – Continued

2008 – Continued

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 units at $0.65 per share for net cash proceeds of $3,250,000. Each unit consists of one common share and two share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term expiring on 29 August 2010. The Company allocated $1,589,978 to the common shares and $1,660,022 to the share purchase warrants based on the relative fair values. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The 250,000 common shares have been recorded as share issuance costs at a fair value of $162,500. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

On 23 July 2007, a private placement was completed for 15,000 units for total proceeds of $9,750. Each unit consists of one common share and one share purchase warrants with each warrant having an exercise price of $1.00 per common share for a two year term expiring on 23 July 2009. The Company allocated $7,021 to the common shares and $2,729 to the share purchase warrants based on the relative fair values.

2007

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash payment of $20,000.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 6(e).

2008

On 25 May 2008, the Company issued 1,750,000 stock options to directors, an employee and consultants of the Company exercisable at $0.21 per share on or before 25 May 2011. The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011. The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.	Share Capital – Continued

c)	Stock Options – Continued

2008 – Continued

On 22 December 2007, the Company issued 4,000,000 stock options to directors, an employee and consultants of the Company exercisable at $0.24 per share on or before 31 December 2010 and 700,000 stock options to employees and consultants of the Company exercisable at $0.24 per share on or before 30 June 2009. The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.15.

On 17 September 2007, the Company issued 500,000 stock options to a director exercisable at $0.65 per share on or before 30 June 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

2007

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007. The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

2007 Stock Option Amendments

During the 2007 fiscal year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007. The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

2006

On 23 June 2006 a total of 200,000 stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants. The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.06.

On 18 November 2005 a total of 50,000 stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant. The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.10.

2006 Stock Option Amendments

During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options. The Company estimated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.	Share Capital – Continued

c)	Stock Options – Continued

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options cancelled	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	$0.29

As at 30 June 2008, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,000,000	$0.15	30 April 2009
	700,000	$0.24	30 June 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009
	500,000	$0.65	30 June 2010
	4,000,000	$0.24	31 December 2010
	400,000	$0.20	17 March 2011
	1,750,000	$0.21	25 May 2011
Total outstanding and exercisable	11,250,000

d)	Warrants

2008 Warrant Amendments

During the current year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010. No change was made to the exercise prices. The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

2007 Warrant Amendments

During the 2007 fiscal year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008. The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.	Share Capital – Continued

d)	Warrants – Continued

2006 Warrant Amendments

During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008. A total of 1,566,667 warrants of exercise price $0.50 were amended to an exercise price of $0.15 and their term extended until 29 June 2007. The Company estimated the fair value of these amended warrants to be $155,419 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2006	7,368,334	$0.28
Warrants exercised	2,823,334	0.17
Warrants cancelled	820,000	0.40
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88

Warrants outstanding, 30 June 2008	13,990,000	$0.72

Details of outstanding share purchase warrants as at 30 June 2008 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$1.00	23 July 2009
	250,000	$0.20	15 May 2010
	2,000,000	$0.40	30 June 2010
	1,725,000	$0.15	30 June 2010
	10,000,000	$0.90	29 August 2010

	13,990,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

6.	Share Capital – Continued

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 107%	91% - 99%	95% - 140%
Risk-free interest rate	2.68% - 4.28%	4.02% - 4.73%	2.90% - 4.44%
Expected life of options (years)	1.52 – 3.00	0.79 - 2.79	1.02 – 3.42

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	85% - 103%	96%	95%
Risk-free interest rate	2.76% - 4.66%	4.02%	4.41%
Expected life of warrants (years)	2.00 - 3.00	1.79	1.00 – 2.00

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

7.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director and officer fees in the amount of $422,500 (2007 - $425,625; 2006 - $247,500) were paid or accrued to directors of the Company. Of that amount, $Nil (2007 - $28,125; 2006 - $103,125) has been recorded in resource property costs. In addition, the Company paid bonuses totaling $60,000 (2007 - $200,000; 2006 - $120,000) to two directors during the year.

b)

As at 30 June 2008, $71,275 (30 June 2007 - $Nil) is prepaid to a director of the Company, $Nil (30 June 2007 - $9,583) is receivable from a director of the Company and netted against accounts payable and $Nil (30 June 2007 - $7,864) is payable to a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

8.	Income Taxes

a)	A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Income (loss) before income taxes	$(3,116,762)	$(2,603,000)	$1,923,117
Tax rate	32.82%	34.12%	34.12%

Expected income tax (recovery)	(1,022,921)	(888,144)	656,168
Items not deductible for income tax purposes	494,886	1,502,851	(503,377)
Temporary differences for which not tax benefit has been recorded	528,037	-	-
(Unrecognized) recognized benefit of non-capital losses	-	(614,707)	(152,791)

Total income taxes (recovery)	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax recovery	$-	$-	$-

b)	The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,218,948	$1,128,909	$855,898
Capital loss carry forwards	219,375	272,971	53,176
Share issue costs	105,426	14,126	19,619
Undepreciated capital cost in excess of accounting net book value	220,694	240,711	216,950
Resource properties	594,406	624,070	590,195
	2,358,849	2,280,787	1,735,838

Valuation allowance	(2,358,849)	(2,280,787)	(1,735,838)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

8.	Income Taxes – Continued

The Company has non-capital loss carry-forwards of approximately $4,592,000 that may be available for tax purposes. The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US

2009	$396,000	$-
2010	344,000	-
2014	435,000	-
2015	346,000	-
2026	-	43,000
2027	1,439,000	147,000
2028	1,317,000	125,000

	$4,277,000	$315,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their realization is not considered more likely than not at this time.

9.	Segmented Information

	North America	Indonesia	Consolidated
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015

i)	The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s CGYP subsidiary during the 2006 fiscal year as well as terminated farm-out proceeds of $100,000.

10.	Contingency

During the year ended 30 June 2006, the Company wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director. Management intends to pursue full collection of the receivable until payment or settlement is reached.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

11.	Subsequent Events

a)

On 14 July 2008, the Company entered into a Joint Bid Agreement on a resource property in Indonesia. In consideration, the Company made a payment US$100,000 as an interest free loan which will be reimbursed under certain conditions if the bid is accepted.

b)	On 17 July 2008, a total of 750,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011.

c)

On 1 August 2008, the Company registered a Singapore based subsidiary to further pursue energy exploration projects in Indonesia, Continental Energy (Tungkal) Pte. Ltd. (“CETPL”). This company is 100% owned by CEPL.

d)

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. The Company will pay total consideration of US$27,320,000. The effective date of the agreement is 1 June 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities. The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value and conversion value of $1.00. The Series-A preferred shares shall be created conditional upon and only at the time of closing and shall be non-interest bearing and shall not be entitled to any dividends.

The Company is negotiating a Senior Credit Facility with an institution to provide funds for the acquisition of the Tungkal PSC. In consideration, the Company made a payment of US$100,000 as an Expense Deposit.

12.	Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)	Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense. Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003 as described in Note 12(k), commencing August 1, 2003 US GAAP is consistent with Canadian GAAP. The effect of the differences prior to 1 August 2003 is noted below.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.	Differences between Canadian and US GAAP – Continued

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under US GAAP, full cost accounting, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2008, and therefore were written down to a nominal value.

d)	Earnings per share:

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the periods ended 30 June 2008, 2007 and 2006.

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

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the periods ended 30 June 2008, 2007 and 2006, comprehensive loss equals the income (loss) for the year.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.	Differences between Canadian and US GAAP – Continued

h)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. As allowed under the US Securities and Exchange Commission (“SEC”) rules applicable to Form 20-F, no adjustment has been made for this difference.

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2008	30 June 2007
Current assets	$49,962	$110,422
Non-current assets	61,626	66,061
Total assets	$111,591	$176,483

Current liabilities	2,655	1,755
Long-term liabilities	-	-
Total liabilities	$2,655	$1,755

			Eleven Months
	Year Ended 30	Year Ended 30	Ended 30 June
	June 2008	June 2007	2006
Operating Expenses	$253,329	$107,497	$4,890
Write-down of resource property costs	27,760	92,678	42,230
Net loss for the period	$281,089	$200,175	$47,120

Net cash used in:
Operating activities	$(203,588)	$(184,332)	$(46,775)
Investing activities	$(45,371)	$(61,148)	$(19,710)
Financing activities	$-	$-	$-

i)	The impact of the above differences between Canadian and US GAAP on the deficit, as reported, is as follows:

			Eleven
	Year Ended 30	Year Ended 30	Months Ended
	June 2008	June 2007	30 June 2006

Deficit - As reported	$(16,424,260)	$(13,307,498)	$(10,704,498)
Stock compensation expense on option granted to non-employees (Note 12a)	(164,573)	(164,573)	(164,573)
Stock compensation expense on escrow shares (Note 12b)	(139,485)	(139,485)	(139,485)

Deficit in accordance with US GAAP	$(16,728,318)	$(13,611,556)	$(11,008,556)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.	Differences between Canadian and US GAAP – Continued

j)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Contributed
	Number	Amount	Deficit	Surplus	Total

Shareholders’ equity in accordance with US GAAP at 30 June 2006	57,107,936	$10,063,516	$3,302,241	$(11,008,556)	$2,357,201

Shareholders’ equity balance as reported at 30 June 2007	63,372,381	$11,739,066	$3,221,931	$(13,307,498)	$1,653,499
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2007	63,372,381	$11,739,066	$3,525,989	$(13,611,556)	$1,653,499

Shareholders’ equity balance as reported at 30 June 2008	68,887,381	$11,624,436	$8,045,255	$(16,424,260)	$3,245,431
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2008	68,887,381	$11,624,436	$8,349,313	$(16,728,318)	$1,653,499

k)	Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements. Under US GAAP, SFAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion 25, “Accounting for Stock Issued to Employees”. The Company adopted only the disclosure provisions of SFAS 123 prior to 31 July 2003. Commencing on 1 August 2003, the Company elected to expense share-based payments to employees, including grants of employee stock options, based on their fair values at the date of grant.

Commencing on 1 August 2003, the Company also adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS 123, therefore the Canadian GAAP treatment is now consistent with US GAAP.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.	Differences between Canadian and US GAAP – Continued

	k)	Disclosure Reconciliation – Continued

On 16 December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of 1 January 2006, the Company adopted the “modified prospective” method under SFAS 123(R). As a result of adopting SFAS 123(R) there are no differences between Canadian and US GAAP relating to stock-based compensation.

	l)	New Accounting Pronouncements

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS 60”. SFAS 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of SFAS 60, “Accounting and Reporting by Insurance Enterprises”. SFAS 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted. The Company does not expect SFAS 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with GAAP” (“SAS 69”). SAS 69 has been criticized because it is directed to the auditor rather than the entity. SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

Continental Energy Corporation}
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2008 and 2007

12.	Differences between Canadian and US GAAP – Continued

	l)	New Accounting Pronouncements – Continued

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133”. SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivate instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. It also applies to non- derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS 133. SFAS 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged. The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after 15 December 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the non- controlling interest, changes in a parent’s ownership interest, and the valuation of retained non- controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after 15 December 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated financial statements.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

E X H I B I T  -  31 : SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATION

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

Dated: November 24, 2008	/s/ James D. Eger
James D. Eger, Chief Financial Officer (Principal Accounting Officer)

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 67

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

Dated: November 24, 2008	/s/ Richard L. McAdoo
Richard L. McAdoo, President, CEO and Director

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 68

E X H I B I T  -  32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

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

Dated: November 24, 2008	/s/ Richard L. McAdoo
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

Dated: November 24, 2008	/s/ James D. Eger
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

Form 20F Annual Report FYE 6/30/2008 Continental Energy Corp. SEC File # 017863	Page 69