Form 20-F
period 2009-06-30
CONTINENTAL ENERGY CORP
filed 2009-12-16
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended JUNE 30, 2009

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

or

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL  ENERGY  CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1413 S. Howard Avenue, Suite 220, Tampa, Florida, 33606

 (Address of principal executive offices)

Robert Rudman, CA, CFO, rrudman@continentalenergy.com, ph 813-387-3309, fx 813-251-5684

( Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report: There were 69,747,381 common shares, without par value, issued and outstanding as of 6/30/09.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	[ ] YES	[X] NO
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	[X] YES	[ ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

	[X] YES	[ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

	[ ] YES	[X] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

	[X] YES	[ ] NO
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):	[ X ] U.S. GAAP
[ ] IFRS by IASB
[ ] Other

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

[ ] Large accelerated filer
[ ] Accelerated filer
[ X ] Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.	[ ] Item-17	[X] Item-18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	[ ] YES	[X] NO

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. (Applicable Only To Issuers Involved In Bankruptcy Proceedings During The Past Five Years)

	[ ] YES	[X] NO

Report Date: December 11, 2009

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 2 of 34

P A R T  I

This United States Securities and Exchange Commission Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Dates are expressed in this Annual Report in the form 6/30/09, which in this case means June 30, 2009.  Further:

Fiscal year-end Date - The Company's fiscal year ends June 30th. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended 6/30/09 (“Fiscal 2009”.).

Report Date - This Annual Report was prepared in September and October 2009. Information contained herein is current and valid as at December 11, 2009, (12/11/09) the "Report Date" except where the context specified otherwise.

This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our" and "Company" mean Continental Energy Corporation, a foreign private issuer incorporated in British Columbia, Canada. Unless otherwise noted herein the symbol $ refers to US Dollars. The term CDN refers to Canadian Dollars. The term IDR refers to Rupiah, the currency of the Republic of Indonesia. The term SGD refers to Singapore dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-1 is not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-2 is not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

The financial data for Fiscal years ended 6/30/07, 6/30/08, and 6/30/09 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal years ended 7/31/05 and 6/30/06 are derived from the Company's audited financial statements, not included herein, but filed with previous Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The financial data is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 3 of 34

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
	Fiscal Year Ended
	6/30/09	6/30/08	6/30/07	6/30/06*	7/31/05
Revenue	-	-	-	-	-
Net Income (Loss)	(3,129)	(3,117)	(2,603)	1,923	2,181
Earnings (Loss) Per Share – Basic	(0.05)	(0.05)	(0.04)	0.03	0.04
Earnings (Loss) Per Share – Diluted	(0.05)	(0.05)	(0.04)	0.03	0.03
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average No. of Shares (000)	69,613	67,807	59,325	56,661	51,280
Working Capital	528	3,159	1,565	2,287	(39)
Oil and Gas Properties	0.001	0.001	0.001	0.001	0.002
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholders Equity (deficiency)	566	3,245	1,653	2,357	(2)
Total Assets	636	3,298	1,764	2,517	297
US GAAP Shareholders' Equity (deficiency)	566	3,245	1,653	2,357	(2)
US GAAP Net Income (Loss)	(3,129)	(3,117)	(2,603)	1,923	2,181
US GAAP Net (Loss) per Share Basic	(0.05)	(0.05)	(0.04)	0.03	0.04
US GAAP Net (Loss) per Share Diluted	(0.05)	(0.05)	(0.04)	0.03	0.03
US GAAP Weighted Avg Shares (000's)	69,163	67,807	59,325	56,661	51,280

*Note: The Fiscal Year Ended 6/30/06 is for a period of 11 months due to a change in fiscal year-end.

How Earnings Per Share Are Calculated - Under Canadian GAAP the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year as well as excluding any common stock equivalents that may be outstanding, if such common stock equivalents are not anti-dilutive.  This weighted average number of common shares outstanding includes any shares that remain in escrow that are contingently cancelable, that may be earned out based on the Company incurring a certain amount of exploration and development expenditures. Under US GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow that are contingently cancelable, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

How Reported Ratios Are Calculated - The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share as set forth above, in this report; and hence no basis for such calculation is included.

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"),  and are prepared in accordance with Canadian GAAP; nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in the footnotes to the financial statements. The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in three other currencies; Indonesian Rupiah (“IDR”"), Canadian Dollars (“CDN”), and Singapore Dollars (“SGD”). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed fiscal years and at the most recently completed calendar month preceding the Report Date.

FOREIGN CURRENCY EXCHANGE RATES
Equal to One US Dollar
	CDN	IDR	SGD
Month Ended 9/30/09	1.0724	9,606	1.3983
Fiscal Year Ended 06/30/09	1.1566	10,210	1.4477
Fiscal Year Ended 06/30/08	1.0186	9,220	1.3608
Fiscal Year Ended 06/30/07	1.1330	9,010	1.5319
Fiscal Year Ended 06/30/06	1.1588	9,262	1.5834
Fiscal Year Ended 07/31/05	1.2000	10,175	1.6870

B.  CAPITALIZATION AND INDEBTEDNESS.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.B is not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.C is not applicable.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 4 of 34

D.  RISK FACTORS.

Much of the information contained in this annual report includes or is based on estimates, projections or other “forward looking” statements.  Such forward looking statements include any projections or estimates made by our Company and our management in connection with our business operations.  While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

The common shares of our Company are considered speculative.  You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our Company and our business before purchasing our common shares.  Our business, operating or financial condition could be harmed due to any of the following risks:

Nature of the Exploration Business - The nature of the Company's business, oil and gas exploration, places the entire foundation of the enterprise in a high-risk category.  Oil and gas exploration involves a very high degree of risk. There is no assurance that expenditures to be made, as intended by the Company on exploration or "wildcat" drilling of its properties will result in any discoveries of oil and gas in commercially exploitable quantities.  The marketability of any oil and gas actually discovered will be affected by numerous factors beyond the control of the Company including availability of a market for gas, oil and gas market price fluctuations, the proximity and capacity of transport and processing equipment, additional financing and government regulation.  Drilling and production operations involve risks including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other properties, or injury to persons).  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells. Specific risk factors are described below:

Competitive Risk - Competition among oil companies for quality properties and limited amounts of drilling capital is intense.

Partner Risk - The Company does not currently manage operations of its resource properties. Management and operatorship of each property is the responsibility of one of the Company’s wholly-owned subsidiary, partially owned joint venture companies, or joint venture partners. The degree of control over direct management of each property exerted by the Company is largely dependent upon the amount of participating interest held by the Company in the subsidiary, joint venture company, or joint venture in proportion to that held by other interest holders. Other factors affecting the degree of Company’s direct control include the number of Company designated directors on the boards of the subsidiaries and affiliates and the provisions of any applicable joint venture agreements or shareholders agreements in effect. Any number of risks beyond the control of the Company could have a detrimental effect on the Company's joint venture partners and cause them to be unable to fund their own share of costs or meet their share of commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of costs and the Company's own interest may thereby be detrimentally affected.

Minority Shareholding Risks - The Company often holds minority interests in its oil and gas properties and this level of interest offers only very limited degree of management control or influence by the Company. The Company owns a minority stake of 18% in its flagship property the Bengara-II Block. Although the Company has rights to appoint a director to the board of the minority owned subsidiary who owns the Bengara-II Block, the director may be outvoted. In the event of a disputed management action endorsed by other, majority, or controlling shareholders, this lack of management control could have a detrimental effect upon the value of the Company’s interests.

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

Liquidity Risk - The future development of the properties of the Company and acquisition of new properties shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means.  The Company intends to raise required additional funds by selling equity or debt securities, until it develops or acquires cash flow from operations. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.  If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured. There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by acts of international terrorism or unforeseen political disturbances. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new properties and projects.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 5 of 34

Political Risks - Indonesia  -  The Company's investments in the Republic of Indonesia are subject to the political risks of foreign investment.  These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls.  Any new Indonesian government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls.  Direct and indirect effects of the decline in value of the Rupiah have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels.  These conditions have affected and may continue to affect the operating environment in Indonesia, as well as the cost and availability of financing for natural resources development efforts.  Impediments to a return to more normal economic conditions in Indonesia, or shocks to the system that exacerbate current adverse economic conditions, could originate from various sources, including further social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment. Recent changes to Indonesian petroleum legislation could impact the Company's concessions or operations on those concessions as implementation guidelines related to the new legislation are released by the government. Increasing calls for economic autonomy among many Indonesian provinces may impact the Company's Indonesian concessions or operations thereon as local provinces and regencies receive more control over their natural resources from the central government.

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

World Liquidity Crisis - As of the Report Date, the world is experiencing a financial crisis not seen during the last 75 years. Access to equity and debt capital has become severely restricted and there is no way to tell at the present time how long this situation may last. This situation affects the Company, its partners, its contractors, and its investors; adding a substantial amount of uncertainty and risk to the Company's business.

Oil Price Risk - During the past year world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline to 40% of its previous value. This price volatility has substantial impact upon the oil business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil and gas prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

Stock Market Volatility - The combined effect of the World Liquidity Crisis and Oil Price Risk described above has had a huge affect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

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

Risk of Future Changes in Regulatory Environment - Regardless of their location, our properties and our operations thereon are governed by laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters.  Changes to regulations or compliance with regulations may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company.  Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Key Management Risk - The Company depends entirely upon its management to identify, acquire, finance and operate a portfolio of oil and gas exploration properties through which the Company can grow and achieve oil production and a steady income.  The Company's management is comprised of a small number of key employees with technical skills and expertise in the business, the loss of any one of whom could harm the Company.  The Company does not currently maintain "key-man" insurance for any of its employees.

Currency/Exchange Rate Risk - All of the Company’s material financial obligations and commitments are denominated in US Dollars. A substantial amount of the Company's business transactions are and may be denominated in Indonesian Rupiah due to operations on its principal properties. Fluctuations in the Rupiah may have a substantial effect on the Company’s financial statements due to related gains or losses due to exchange rate changes. The Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate.  Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 6 of 34

Health, Safety and Environmental Risks - Environmental standards imposed by federal, state, or local authorities may be changed and such changes may have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us.  Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons.  Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations. When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.  Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Oil and gas operations in are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits.  Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to:  the construction and operation of facilities, the use of water in industrial processes, the removal of natural resources from the ground, and the discharge/release of materials into the environment.

Title Risk - We have or may acquire oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches. We believe our interests are valid. These leases do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Risks Relating to our Common Stock - Shareholders' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities. In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our Company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership.  This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 22.1 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this annual report).  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Stock Option Risk - Because the success of our Company is highly dependent upon our respective employees, our Company has granted to certain employees, Directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Share Ownership" below in this annual report).  To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our Company may be diluted causing possible loss of investment value.

No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.  Our Board of Directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

Penny Stock Rules - Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares. The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 7 of 34

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

Limitations to Buy or Sell Shares - The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares. In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Indemnity of Officers and Directors - Our articles contain provisions that state, subject to applicable law, we must indemnify every Director or officer of our Company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our Company's Directors or Officers may sustain or incur in the execution of their duties.  Our articles further state that no Director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company.  Such limitations on liability may reduce the likelihood of litigation against our Company's Officers and Directors and may discourage or deter our shareholders from suing our Company's Officers and Directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

No USA Presence - We do not currently maintain a permanent place of business within the United States.  A majority of our Directors and Officers are nationals and/or residents of countries other than the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our Company or our Officers or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Management and Employee Risks - Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price. Our Company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel.  We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms.  The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price.  We do not have key-man insurance on any of our employees.

Director’s Conflicts of Interest - Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price. Some of our Directors and Officers serve or may serve as Directors or Officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that our Company has dealings with such companies or ventures, certain of our Directors and Officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings.  Pursuant to the provisions of the Business Corporations Act (British Columbia), our Directors and senior Officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our Company (see "Related Party Transactions" below in this annual report).  However, our lack of a formal conflicts of interest policy may make it difficult for our Company to raise additional capital because institutional investors may be unable to invest in our Company.  Furthermore, we may be unable to list our shares on an exchange if such exchange requires that we have a formal conflicts of interest policy, which may limit your ability to buy and sell our shares and may have an adverse effect on the value of your investment in our Company or the market for our shares.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 8 of 34

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

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

Share Capital - All references herein to common shares refer to the Company's authorized share capital of "Common Shares" without Par Value unless otherwise indicated. All references herein to preferred shares refer to the Company's authorized share capital of "Preferred Shares" without Par Value unless otherwise indicated. The Preferred Shares are not listed or registered for trading on any exchange or trading system. The only share trading market for the Common Shares is the NASD Electronic OTC Bulletin Board under the symbol "CPPXF".

Principal Executive Office - The Company's principal executive and operational management office is located at Jl. Kenanga 62, Cilandak, Jakarta, 12560, Indonesia; the contact person is the Company’s President and COO, Andrew T. Eriksson, the telephone number is +6221-7883-2942 and the facsimile number is +6221-780-4344. The office is rented and consists of approximately 400 square meters floor space. The Company began occupying this facility in October 2006 and considers the facility adequate for current needs.

Representative Office - The Company maintains a representative office at 1413 South Howard Avenue, Suite 220, Tampa, Florida, 33606; the telephone number is +1-813-387-3309 and the facsimile number is +1-813-251-5684.

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada, the telephone number is +1-604-631-3300. The web site address is www.continentalenergy.com.

MATERIAL EVENTS OCCURING DURING THE LAST FISCAL YEAR ENDED 6/30/09

Agreement to Acquire Indonesian Oil & Gas Production Property - Pursuant to a news release dated 8/5/08 the Company disclosed that it had entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract (“PSC”), located onshore in Sumatra, Indonesia. The Company will pay total consideration of $27,320,000. The deal is effective as of 6/1/08 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of the PSC interest by Indonesian authorities.

The Company paid a cash deposit of $1,500,000 on signature of a definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since 6/1/08, plus issue 12,320,000 newly created Series-A preferred shares each having a face value of $1.00. The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion. Funding of the cash due at closing shall be led by Macquarie Bank Energy Capital Group (“Macquarie”) of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until 8/25/22. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest. The Tungkal PSC currently produces on average, at a rate of about 1,000 BOPD from the Mengoepeh Field. The field was placed on production in December 2004 and a southern extension of the field was discovered in 2007. Pursuant to a plan of development filed with Indonesian authorities in early 2008, the operator plans to drill 16 new development wells on the southern extension, starting in last quarter 2008, with the objective of completing it by early 2010 and increasing production to 4,500 BOPD.

On 8/23/08, an Order was granted by the Alberta Court of Queen's Bench, the superior court in the province of Alberta, Canada, authorizing and directing Ernst & Young Inc., the court-appointed receiver-manager (the "Receiver") over all of the property of Fuel-X International Inc. to conclude the sale from Fuel-X (Tungkal) Ltd. of a 30% interest in the Tungkal PSC, onshore Sumatra, Indonesia, to the Company as contemplated by the executed purchase and sale agreement between the Receiver and the Company dated 8/1/08.

Tungkal Acquisition Agreement Terminated - In a news release dated 4/13/09 the Company announced that it had terminated its agreement with Ernst & Young, acting in its capacity as receiver for insolvent Fuel-X International Ltd., for the acquisition of a 30% interest in the Tungkal PSC onshore Sumatra, Indonesia. Under the terms of a settlement agreement approved by the Court of the Queen's Bench of Alberta, Canada; Continental has received a refund of $500,000 plus accumulated interest on a $1,500,000 deposit Continental made upon signature of the original acquisition agreement. Ernst & Young will keep $1,000,000 on behalf of the creditors of Fuel-X International Inc. as a break-up fee.

Special General Meeting of Shareholders Held - The Company held a special general meeting of shareholders on 9/10/08 in Vancouver to consider and act on an amendment of the Company's articles of association to attach special rights and conditions to an existing and authorized but unissued class of 100,000,000 preferred shares.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 9 of 34

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

New Corporate Legal Counsel Engaged - Pursuant to a news release dated 9/24/08 the Company disclosed that it had engaged Blake, Cassels, & Graydon LLP of Suite 2600, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada as its general corporate legal counsel.

Change of Address of Registered Office and Records Office - Pursuant to a news release dated 9/24/08 the Company disclosed that it has changed addresses for its registered office and records office in Canada to Continental Energy Corporation, Blake, Cassels, & Graydon LLP, Suite 2600 Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X-1L3, Canada.

Change of Address of Indonesian Representative Office - Pursuant to a news release dated 9/24/08 the Company disclosed that it has changed addresses for its registered Indonesian representative office where its principal management and operations activities are located, to Continental Energy Corporation, Mayapada Tower 11th Floor, Jl.  J. Sudirman Kav28, Jakarta, 12920, Indonesia.

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

Joint Bid for New Resource Property - On 7/14/08, the Company entered into a Joint Bid Agreement and submitted a bid in competition with others on a new resource property in Indonesia

New South Bengara-II PSC Signed - On 11/13/08 the Company announced that it has acquired an interest in a new production sharing contract ("PSC") in Indonesia. Pursuant to a joint bid agreement ("JBA") with Adelphi Energy Limited and GeoPetro Resources Company, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block. Continental's wholly-owned subsidiary, Continental Energy (South Bengara-II) Pte. Ltd., owns a 24.999% stake in ACG and its new PSC. The South Bengara-II PSC was one of 22 new PSC's signed by the Minister of Mines and Energy at a ceremony in Jakarta. The award is a result of ACG's winning bid submitted in the August 2008 competitive bidding round held by the Indonesian ministry of oil and gas. ACG, in accordance with the terms of its bid and the PSC, is obliged to pay a signing bonus of $1,000,000 and complete a work program during the first 3 PSC contract years which includes conducting geological and geophysical field surveys and studies, acquiring at least 100 line kilometers of new 2D seismic, and drilling one exploration well for a total minimum expenditure of $7,850,000. In accordance with the provisions of the JBA, Continental has management rights over ACG during the first 3 contract years and will pay 50% of the signing bonus and 50% of the first $ 3,000,000 in work program expenditures. Thereafter it will pay its 24.999% equity share of costs and be entitled to the same share of revenues. Continental's exploration manager, Andrew T. Eriksson, has been appointed Executive Vice President and General Manager of ACG and will be responsible for managing all exploration activities in the South Bengara-II Block which are expected to commence with geological field surveys in early 2009. The South Bengara-II Block encompasses an area of 5,257 square kilometers or over 1,300,000 acres and lies onshore on the northeast coast of the island of Borneo in the Indonesian province of East Kalimantan. It also lies adjacent to and immediately south of the Bengara-II Block in which Continental owns an 18% interest and in which a 2007 drilling program revealed encouraging results.

Termination and Withdrawal from South Bengara-II Block Participation - Pursuant to a news release dated 5/22/09 the Company announced that its  Continental Energy (South Bengara-II) Pte. Ltd. subsidiary (“CESB2”) has withdrawn from participation in ACG (South Bengara-II) Pte. Ltd. and its South Bengara-II block production sharing contract ("PSC") in Indonesia. In accordance with the provisions of a settlement and termination agreement with Adelphi Energy Limited (“Adelphi”) and GeoPetro Resources (South Bengara-II) Pte. Ltd. (“GeoPetro”); both CESB2 and GeoPetro withdrew from  the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. and the group’s joint bid agreement for the South Bengara-II PSC is terminated. CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of a $95,000 loan the Company had previously made to Adelphi.

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

Bengara-II PSC Extension -  On 12/22/08 the Company announced that it has received approval of the Indonesian government for an extension of time under the Bengara-II PSC to appraise, assess, and justify the economic feasibility of commercial development of an apparent oil discovery made on the Seberaba prospects during exploratory drilling in late 2007 in the Bengara-II Block, onshore Kalimantan, Indonesia. The approval is granted for until 12/04/10 and may be extended for subsequent years subject further approval based on an annual review of progress and results of appraisal work. At any time that CGB2 determines commercial development is justified, it may submit a plan of development (“POD”) for the first oil or gas field in the block. Upon approval of such POD by government authorities then the Bengara-II Block will be held for its full 30-year term through 12/04/27.

Salary Cuts - In a move to cut costs and conserve working capital the Company entered new and replacement employment contracts with its CEO, COO,  and Chief Geophysicist effective on 4/01/09. Among other things the new employment contracts provide for salary reductions which save the Company a combined total of $19,500 per month in salary costs.

New President and COO Named - Pursuant to a news release dated 5/21/09 the Company announced the appointment of its Exploration Manager, Mr. Andrew T. Eriksson, to hold the additional post of President and COO. Mr. Richard L. McAdoo will remain Chairman and CEO.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 10 of 34

Private Placement Finder’s Agreement Signed - On 4/08/09 the Company entered into a finders agreement with American West Pacific International Investment Corporation (“AWP”) to source and secure private placement funding for the Company. Conditional upon AWP's successful efforts in closing a placement the Company will pay AWP, as its sole compensation, a fee of 10% of the total placement amount in cash plus 5% of the units of the placements. Continental shall pay AWP a fee in cash of 10% of the value of any exercised warrants from the placement at the time of exercise.

Share Issues Activity During Fiscal 2009  - During the Fiscal 2009 year ended 6/30/09 the Company issued 360,000 new shares pursuant to options exercises for net proceeds to the Company of $ 54,000. The Company issued 500,000 new shares having a value of $55,000 in settlement of early termination of a contract with a former Director.

MATERIAL EVENTS OCCURRING SINCE THE

LAST FISCAL YEAR END 6/30/09 UNTIL THE REPORT DATE

Investor Relations Advisor Engaged  -  In a news release dated 9/17/09, the Company announced it had engaged the services of Agoracom Investor Relations Corp. of Toronto, Ontario, Canada, to provide investor relations services to the Company. AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. Agoracom has partnered with the world's biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market their clients to a massive audience of new small-cap investors.

Financial Services Advisor Engaged  -  In a news release dated 9/18/09, the Company announced it had engaged the services of Aspen Capital Partners LLC of Tampa, Florida, to provide financial and management advisory services. Aspen (www.aspencp.com) is a financial and management advisory firm specializing in business growth and funding strategies, domestic and international market access, mergers and acquisitions, divestitures, and strategic services. The Aspen team offers a wealth of experience in developing and implementing effective business strategies. In addition to years of traditional investment banking, operational and legal experience, each of Aspen’s principals has started and successfully grown companies of their own and has a track record of creatively solving problems through all stages of a company’s development.

New CFO Appointed  -  In a news release dated 9/21/09, the Company announced it had appointed Robert Rudman as acting Chief Financial Officer of the Company. Mr. Rudman is a Canadian Chartered Accountant and a former auditor with the firm of Price Waterhouse. He is a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. He also serves as the Managing Director of Aspen Capital Partners LLC, the Company’s financial and management advisory firm.

Investment Banker Engaged  -  In a news release dated 9/22/09, the Company announced it had engaged the services of Pointe Atlantic Inc. of Tampa, Florida, as its investment banker and exclusive placement agent for private placements. Pointe Atlantic Inc. is an affiliate of Aspen Capital Partners LLC, the Company’s financial and management advisory firm. Pointe Atlantic's existing client base extends across the US including New York, California, and Florida. The Pointe Atlantic team brings over 25 years of experience in using extensive financial and operational models. Pointe Atlantic’s principals have supervised over twenty five private placements (ranging from $1,000,000 to $20,000,000) and various underwriting and have been involved in over 30 mergers and acquisitions.

Share Purchase Warrants Activity – On 7/23/09, a total of 15,000 outstanding share purchase warrants expired in accordance with their term.  On 9/16/09, a total of 1,350,000 new share purchase warrants were issued as partial compensation payable pursuant to contracts with a financial services advisor and an investor relations firm.  Of the total, 1,000,000 warrants to purchase common shares of the Company at a price of $0.15 for a term of 3 years expiring 9/16/12 were issued.  An additional 350,000 conditional warrants to purchase common shares of the Company at an exercise price of $0.09 were issued for a term expiring on 9/16/10; and the warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1/01/10, 4/1/10, 7/1/10 and 10/1/10 unless the contract under which they are issued is cancelled by the Company prior to the vest date.

Incentive Stock Options Activity – On 9/16/09, a total of 1,000,000 new incentive stock options were granted, having an exercise price of $0.15 and a 3 year term expiring 9/16/12.

B. BUSINESS OVERVIEW.

Our mission is to discover a "Company Maker" oil field containing over 100 Million barrels of reserves, an "Elephant" in oil industry parlance. We believe our chances of doing so are greatest in Indonesia.

We are a small oil and gas exploration company focused entirely on making a major oil or gas discovery in Indonesia, one of the few places in the world, where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration since 1890 and is the birthplace of Shell Oil. Many independent oil finders have hit it big there. Geological conditions are proven to be excellent for sizable petroleum accumulation. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

Oil is first found in the mind, and any resource exploration company relies almost entirely upon the talent and experience of its technical staff and management. Continental's Jakarta based management and technical staff have long experience in-country and solid relationships with both industry and government at all levels.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 11 of 34

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Continental intends to participate in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success.

C. ORGANIZATIONAL STRUCTURE.

The Company conducts and manages substantially all of its business activities through the use of wholly-owned corporate subsidiaries, partially owned joint venture corporations, and joint ventures. The Company itself functions as a holding company centralizing management and administrative activities while specific project and property ownership and management are held and vested in the subsidiary, joint venture company, or joint venture.

Wholly-owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to a specific oil and gas property. The accounts of wholly-owned subsidiaries are consolidated into those of the Company. At the Report Date the Company's wholly-owned subsidiaries include the following:

TXX Energy Corporation  ("TXX")  was incorporated on 1/16/06 in Texas by the Company as a wholly-owned subsidiary. TXX was formed for the purposes of pursuing a certain oil and gas exploration and production opportunities in the USA which never materialized. During the Fiscal Year 2009 the Company wound up and dissolved TXX.

Continental Energy Pte. Ltd.  (“CEPL”)  was incorporated on 6/16/08 in Singapore by the Company. CEPL was formed for the for the purposes of holding and consolidating the Company's interest in certain new and planned future SE Asian oil and gas exploration and production properties. CEPL is a wholly-owned subsidiary of the Company and is active at the Report Date. During Fiscal 2009 CEPL had wholly-owned subsidiaries of its own which include the following:

Continental Energy (South Bengara-II) Pte. Ltd.  (“CSB2”)  was incorporated on 6/17/08 in Singapore by the Company as a wholly-owned subsidiary of CEPL. CSB2 was formed for the contingent purposes of owning and holding a 24.999% interest in a joint venture company ACG (South Bengara-II) Pte. Ltd. (“ACG”). During Fiscal 2009 the Company withdrew from the opportunity and CSB2 returned its share allotment in ACG. At the Report Date the Company is in the process of winding up and dissolving CSB2.

Continental Energy (Tungkal) Pte. Ltd.  (“CETK”)  was incorporated on 8/1/08 in Singapore by the Company as a wholly-owned subsidiary of CEPL. CETK was formed for the contingent purposes of owning and holding the Company's interest in the Tungkal PSC joint venture. During Fiscal 2009 the Company’s attempts to acquire an interest in the Tungkal PSC joint venture were not successful. At the Report Date the Company is in the process of winding up and dissolving CETK.

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

Continental-GeoPetro (Bengara-II) Ltd.  ("CGB2") is a joint venture company incorporated as "Apex (Bengara-II) Ltd." on 09/09/97 under the British Virgin Islands International Business Corporations Act. On 06/05/03 the name was changed to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." and on 12/17/03 to "Continental-GeoPetro (Bengara-II) Ltd.". CGB2 is a special and single purpose joint venture company established to exclusively hold and operate the Bengara-II Block oil and gas property under an Indonesian production sharing contract ("PSC") of which CGB2 owns an undivided 100% participating interest. At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro owns 12%. CNPCHK owns 70% and exerts effective management control of CGB2. The Company's 18% interest in CGB2 is accounted for on the cost basis.

CG Xploration Inc.  ("CGX") is a joint venture company incorporated on 11/18/05 in Delaware. At the Report Date, the Company owns 500 shares representing a 50% stake in CGX. GeoPetro Resources Company ("GeoPetro") also owns 50%. CGX was formed for the express and exclusive purpose of identifying, evaluating, developing, and acquiring new oil and gas production sharing contracts with the Indonesian government in areas geographically limited to the Indonesian portions of the islands of Borneo and New Guinea in accordance with a CGX shareholders agreement dated 1/1/07. The Company and GeoPetro jointly control the operations of CGX in the proportions 50/50 in accordance with a CGX shareholders agreement. Further, the CGX shareholders agreement provides that in the event that any CGX new business development activities are successful then the resulting new oil and gas property would be jointly owned and controlled by the Company and GeoPetro under a new and separate joint venture agreement or through a newly established joint venture company. The intent of the shareholders is that CGX shall not directly own any property but shall instead function only as new project development vehicle for the joint benefit of the Company and GeoPetro. In accordance with Canadian GAAP, CGX is accounted for by proportional consolidation in the Company's financial statements.

Continental Biofuels Corporation  ("CBC")  is a joint venture company incorporated on 8/30/07 in Delaware. The Company subscribed and purchased 1,000 shares of the 2,500 issued and fully paid share capital of CBC representing a 40% stake in CBC. The remaining 60% stake in CBC was subscribed by a cofounder group of five private investors led by Casimir Capital LP of New York which included two then Directors of the Company, each a 10% stake. CBC was formed for the purpose of establishing palm oil to biodiesel projects and business in SE Asia. Due to the downturn in commodity prices, particularly that of crude palm oil, the shareholders decided to cease operation of CBC. During Fiscal 2009, CBC was wound up and dissolved on 8/11/08. The Company's 40% interest therein was written down to a nominal value at end the end fiscal year 2008 on 6/30/08. At the Report Date the Company has no further interests in CBC.

ACG (South Bengara-II) Ltd.  ("ACG") is a joint venture company incorporated on 7/22/08 in Singapore. The Company's wholly-owned subsidiary CSB2 was allocated 24,999 of the ordinary shares of ACG representing a 24.999% stake in ACG. Other shareholders included GeoPetro also allocated a 24.999% stake and Adelphi Energy Ltd. ("Adelphi") who is allocated a 50.002% stake. The allocations are made pursuant to a joint bid agreement entered by the Company with GeoPetro and Adelphi for the purposes of joining together through ACG in a competitive bid for a new production sharing contract ("PSC") in Indonesia. The shares of ACG were to only be issued at such time as ACG signs the new PSC in the event the bid is successful. During Fiscal 2009 the Company withdrew from the opportunity and CSB2 returned its share allotment in ACG to Adelphi. At the Report Date the Company has no further interests in ACG.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 12 of 34

Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such joint venture arrangements are a customary practice for multiple unrelated companies to jointly own and share the risks and rewards of oil and gas exploration and production properties. At the Report Date the Company's has no joint ventures.

D. PROPERTY, PLANT, AND EQUIPMENT.

a.  OIL AND GAS RESERVES.

Oil and gas operations are material to our business operations. As at the Report Date, all of our oil and gas properties are considered unproved and we have not established substantive proved reserves that are material to our operations or financial position in accordance with SEC reserve guidance set out in Industry Guide 2 - Disclosure of Oil and Gas Operations. We have not filed reports claiming oil or gas reserves to any other federal authority or agency since the beginning of the last fiscal year.

b.  OIL AND GAS PRODUCTION.

As at the Report Date, we have not established oil or gas production from any of our properties.

c.  DRILLING ACTIVITY.

The following table sets out the number of wells we participated in during each of our three most recently completed fiscal years.

			Fiscal Year Ended
Wells by Classification	6/30/09		6/30/08		6/30/07
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	4.7		0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	4.7		0	0

Wells by Type
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	4.7		0	0
Total - Wells by Type	0	0	4.7		0	0

Notes:

A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

A “net well” is deemed to exist when the sum of all fractional ownership interests in gross wells equals one. The number of net wells is the sum of the proportion of the actual fractional participating interests we own in gross wells expressed as whole numbers and fractions thereof.

A “service well” is a well drilled for purposes other than oil or gas production, for example for use as a water or gas injection well or as a salt water disposal well.

A “dry hole” is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as a commercially productive oil or gas well. A “productive” well is an exploratory or a development well that is not a dry hole.

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

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 13 of 34

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

d.  ACREAGE, PROJECT AREAS AND LEASES.

The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed fiscal years. All of our acreage is undeveloped.

	Acreage and Leases at Fiscal Year Ended
Area	6/30/09		6/30/08		6/30/07
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	901,668	162,300	901,668	162,300	901,668	162,300
Total - Acres	901,668	162,300	901,668	162,300	901,668	162,300

Notes:

A “gross acre” is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest.

A “net acre” is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Location of Company’s Oil & Gas Properties - As of the Report Date the Company owns one oil and gas property by virtue of its 18% shares holding interest in Continental-GeoPetro (Bengara-II) Ltd. The area covered by the Bengara -II PSC property (the "Bengara-II Block") is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo. The Block lies in the southern portion of the prolific hydrocarbon producing Tarakan Basin which has produced oil and gas since 1906. The regional capital city of Tanjung Selor lies in the center of the Block. Frequent commercial airline flights connect Jakarta through Balikpapan to the island of Tarakan and hourly water taxi rides connect Tarakan to Tanjung Selor.

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator".

PSC Leaseholds - The Production Sharing Contract or "PSC" is the form of leasehold by which the government of Indonesian grants oil and gas concession rights. In return for a commitment to conduct an exploration work program of agree minimum expenditures for a specified seismic acquisition and exploratory drilling "Work Program", a PSC Contractor will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area for a term of 30 years consisting of an 10-year exploration period followed by a 20-year production period. The signature feature of the PSC contract is the concept and provision for "Cost Recovery".  Cost Recovery provisions permit any Contractor making a commercial discovery of petroleum within his PSC contract area to fully recover ALL of his prior expenditures within the PSC contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with the government. With some minor variations, any PSC provides for the Contractor to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical  costs with current period production operating costs as non-taxable Cost Recovery. Any revenues from any production period remaining after all Cost Recovery are "split" and shared usually, but not always, in the proportions 26.7857% to the Contractor and 73.2143% to the government in the case of crude oil and 62.50% to the Contractor and 37.50% to the government in the case of natural gas. Only after all prior and costs are recovered through Cost Recovery, the Contractor's production share of oil and gas is subject to a corporate income tax of 44%.

New Acquisitions and Dispositions - During Fiscal 2009 the Company made no new acquisitions or dispositions of oil and gas properties.

e.  OIL AND GAS COSTS.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our  three most recently completed fiscal years.

Activity	Oil and Gas Costs at Fiscal Year Ended
	6/30/09	6/30/08	6/30/07
Exploration investment in Bengara-II	10,998	32,760	259,886
Reimbursement from Joint Venture Partners	--	--	(146,500)
Impairment/Abandonment Provision	(10,998)	(32,760)	(113,386)
Total - US$	--	--	--

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 14 of 34

ITEM 4A.  UNRESOLVED STAFF COMMENTS

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three fiscal years ended 6/30/09, 6/30/08, and 6/30/07.  Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with the audited, consolidated financial statements for the previous fiscal year ended 6/30/08.

Overview - The Company is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  The Company is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2009, ENDED 6/30/09

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year Ended 6/30/09  - During the year ended 6/30/09, the Company invested $1,446,904 in several different projects.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement relating to the Tungkal acquisition.  On 4/9/09, the Company received a refund of $500,000 of this deposit due to the termination of the agreement.  The Company also incurred $197,660 in legal fees and $100,000 as an expense deposit relating to the Tungkal acquisition.  In consideration of a joint bid agreement on a resource property in Indonesia, the Company made a $100,000 interest free loan which was to be reimbursed under certain conditions if the bid is accepted.  On 5/19/09, the Company received a refund of $95,000 of this deposit due to the termination of the agreement.  The Company has also incurred $10,463 for it’s share of a data package relating to the joint bid.  The Company incurred $122,028 related to its efforts to pursue biodiesel projects in Indonesia.  The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. During the year, the Company spent $10,988 on the Bengara-II PSC, which costs were written off.  There was an additional net expenditure of $765 on the purchase of computer equipment and software.

Finance During Fiscal Year Ended 6/30/09  - During the year ended 6/30/09, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.  During the year ended 6/30/08, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,261,750. On 6/30/09, the Company had options outstanding granted to Directors, Officers and consultants to purchase an aggregate of 9,390,000 shares at prices ranging from $0.15 to $0.24 and expiring at varying dates between 12/31/10 and 12/ 31/11. On 6/30/09, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between 7/23/09 and 8/29/10.

Income During Fiscal Year Ended 6/30/09  - Overall, the Company had a loss from operations during the year ended 6/30/09 of $3,128,587 compared to $3,116,762 in the year ended 6/30/08.  The Company had a loss per share (basic and diluted) of $0.05 in 2009 compared to a loss per share of $0.05 in 2008. During the current period the Company generated $12,717 in interest income compared with $105,274 in the prior period.  The decrease is due to lower cash balances on hand during the current period. The Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029 during the year ended 6/30/09.

Expenses During Fiscal Year Ended 6/30/09  - General and administrative expenses decreased by $1,372,649 from $3,088,663 to $1,716,014 for the years ended 6/30/08 and 6/30/09 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the year ended 6/30/09 compared to $1,167,688 in the year ended 6/30/08 for a decrease of $791,561.  Office expenses decreased $122,541 from $256,325 to $133,784 as the Dallas office was closed during the year and less data software was purchased.  Investor relations costs decreased by $124,571 from $128,295 to $3,724.  In the prior year, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management.  All other expense groups do not significantly differ from the prior period.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2008, ENDED 6/30/08

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year Ended 6/30/08  - During the year ended 6/30/08, the Company invested $100,000 for a 40% stake in a company named Continental Biofuels Corporation in order to pursue biodiesel projects in Indonesia.  The Company also spent $32,760 on exploration expenditures relating to its Indonesian properties and $61,761 on equipment purchases mainly relating to computer and computer software.  During the year ended 6/30/07, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro.  The prior year amount includes the proceeds from the sale of CGB2 shares in the amount of $21,000 as well as equipment purchases of $55,574 and the write-off of costs related to CGB2 of $8,858.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 15 of 34

Finance During Fiscal Year Ended 6/30/08  - During the year ended 6/30/08, the Company issued 5,265,000 shares for gross proceeds to the Company of $3,309,750.  There were no Stock Options or Warrants exercised during the year ended 6/30/08.  During the year ended 6/30/07 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,136,333. On 6/30/08, the Company had options outstanding granted to Directors, Officers and consultants to purchase an aggregate of 11,250,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between 4/30/09 and 5/25/11. On 6/30/08, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between 7/23/09 and 8/29/10.

Income During Fiscal Year Ended 6/30/08  - Overall, the Company had a loss from operations during the year ended 6/30/08 of $3,116,762 compared to a loss of $2,603,000 during the year ended 6/30/07.  The Company had a loss per share (basic and diluted) of $0.05 in 2008 compared to a loss per share of $0.04 in 2007. During the year ended 6/30/08, the Company generated $105,274 in interest income compared with $81,995 during the year ended 6/30/07.  The Company’s portion of the loss sustained in Continental Biofuels since inception to 6/30/08 was $82,184.  The Company wrote down the investment in Continental Biofuels at 6/30/08 as the company was dissolved subsequent to the year-end.  During the year ended 6/30/08, the Company also wrote down resource property costs in the amount of $32,760 compared to $113,386 during the year ended 6/30/07.

Expenses During Fiscal Year Ended 6/30/08  - General and administrative expenses increased by $477,409 from $2,611,254 to $3,088,663 for the years ended 6/30/07 and 2008 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $1,167,688 for the year ended 6/30/08 compared to $673,242 for the year ended 6/30/07.  During the year, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $279,256 for 2008 compared to $112,723 for 2007.  Management fees increased by $31,484 from $740,522 in 2007 to $772,006 in 2008.  Consulting fees were down $95,701 to $32,200 compared with $127,901 in the prior year. The Company utilized more consultants in the prior period.  Rent decreased by $35,910 from $89,986 to $54,076.  Travel decreased by $102,149 from $238,229 to $136,080.  The current year travel costs are consistent with fiscal 2006 levels.  Investor relations decreased by $40,601 from $168,896 in 2007 to $128,295 in 2008. The decrease is due to the Company attending fewer conferences during the current year. Office expenses increased by $109,938 from $146,387 in 2007 to $256,325 in 2008. The increase in office expenses for the current year relates to purchases in the amount of $150,000 for subscriptions to a worldwide oil and gas exploration database.  Professional fees decreased by $61,702 from $203,811 to $142,109.  All other expense groups appear consistent with the comparative period and some decreased slightly.

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

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 16 of 34

B.  LIQUIDITY AND CAPITAL RESOURCES.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to focus its efforts on acquisition of oil and gas producing properties to generate revenue. The Company also intends to conduct additional fund raising activities during Fiscal 2010.

Working Capital Situation at End Fiscal Year Ended 6/30/09  - As at 6/30/09, the Company's consolidated financial statements reflect a working capital position of $528,038.  This represents a decrease in the working capital of $2,630,927 compared to the 6/30/08 working capital of $3,158,965.  The main use of funds during the current period was the cash deposit of $1,500,000 related to the planned Tungkal acquisition, the $100,000 deposit related to the joint bid for the South Bengara-II acquisition, $308,123 in legal and administrative costs relating to the two proposed acquisitions and the Company’s general and administrative expenditures during the period.  This is offset by the refunds of $500,000 from the Tungkal deposit and $95,000 from the loan to Adelphi.  The cash balance at 6/30/09 was $591,930 compared to $3,068,156 as at 6/30/08, a decrease of $2,476,226. The Company used $1,083,322 for operating activities during the year ended 6/30/09 compared with $1,513,352 in the year ended 6/30/08. The cash resources used for investing activities during the year ended 6/30/09 were $1,446,904 compared with $194,521 in the year ended 6/30/08. The cash resources provided by financing activities during the year ended 6/30/09 was $54,000 compared with $3,261,750 in the year ended 6/30/08.

Working Capital Situation at End Fiscal Year Ended 6/30/08  - As at 6/30/08, the Company's consolidated financial statements reflect a working capital position of $3,158,965. This represents an increase in the working capital of approximately $1,594,153 compared to the 6/30/07 working capital of $1,564,812. The increase was due to the Company closing a private equity placement with Macquarie for net cash proceeds of $3,250,000 during the year offset by general and administrative expenditures during the year.  The cash balance at 6/30/08 was $3,068,156 compared to $1,514,279 as at 6/30/07, an increase of $1,553,877. The Company used $1,513,352 for operating activities during the year ended 6/30/08 compared with $1,757,963 during the year ended 6/30/07. The cash resources used for investing activities during the year ended 6/30/08 was $194,521 compared with $156,818 during the year ended 6/30/07.  The increase is mainly due to the investment in Continental Biofuels Corporation (“Continental Biofuels”) represented by the purchase of 1,000 shares at $100 per share for a total investment of $100,000.  The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The cash resources provided by financing activities during the year ended 6/30/08 was $3,261,750 compared with $1,033,333 during the year ended 6/30/07. The Company completed the private equity placement with Macquarie for $3,250,000 during the current year.

Working Capital Situation at Fiscal Year Ended 6/30/07  - As at 6/30/07, the Company's consolidated financial statements reflect a working capital position of $1,564,812. This represents a decrease in the working capital of approximately $722,110 compared to the 6/30/06 working capital of $2,286,922. The decrease was mainly due to the Company’s general and administrative expenditures during the period offset by financing proceeds. The cash balance at 6/30/07 was $1,514,279 compared to $2,395,727 as at 6/30/06, a decrease of $881,448. The Company used $1,757,963 for operating activities during the year ended 6/30/07 compared with $1,307,858 in the eleven months ended 6/30/06. The cash resources used for investing activities during the year ended 6/30/07 was $156,818 compared with $3,515,074 which was provided in the eleven months ended 6/30/06. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000 as well as equipment purchases of $55,574. The prior year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950. The cash resources provided by financing activities during the year ended 6/30/07 was $1,033,333 compared with $89,613 in the eleven months ended 6/30/06. During the current period the Company received proceeds of $1,033,333 for share issuances compared with $102,000 in the prior eleven month period.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently, and did not previously, have research and development policies in place.  Over the past three fiscal years, no funds were expended by our Company on research and development activities.

D.  TREND INFORMATION.

We do not currently know of any market trends that would be material to our operations.

E.  OFF-BALANCE SHEET ARRANGEMENTS.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 17 of 34

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our “Short Term” (at least one year), “Mid Term” (two to three years) and “Long Term” (over three years) debt and fixed contractual obligations for the upcoming five fiscal years:

Contractual Obligations as at 6/30/09
Obligation	Total	Short Term	Mid Term	Long Term
Debt Principal	nil	nil	nil	nil
Debt Service Interest	nil	nil	nil	nil
Non Cancelable Leases	nil	nil	nil	nil
Environmental liabilities	nil	nil	nil	nil
Asset Retirement Obligations	nil	nil	nil	nil
Property Work Commitments	nil	nil	nil	nil
Totals	nil	nil	nil	nil

G.  SAFE HARBOR.

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and 5.F.

ITEM 6.  DIRECTORS, OFFICERS, EMPLOYEES AND THEIR COMPENSATION

A.  DIRECTORS AND OFFICERS.

DIRECTORS

The term "Directors" as used herein includes and is limited to those persons duly elected or appointed to the Board of Directors of the Company in the manner provided for in the Company’s articles of association and in accordance with applicable law.

Terms - The Directors each generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in December. Directors serve until the next Annual General Meeting or until a successor is duly elected. In the event a Director’s office is vacated for any reason then, in accordance with the Articles of the Company, casual vacancies may be filled by appointment by the remaining Directors. In such cases the persons filling the vacancy holds office until the next Annual General Meeting at which time they may be re-elected or replaced.

Non-Executive Directors - The Company distinguishes its Directors into two groups, "Executive Directors" and "Non-Executive Directors".  Executive Directors are those Directors who also serve as executive Officers employed under contract for such service by the Company.  Non-Executive Directors are independent Directors who do not also serve as executive Officers of the Company and have no contractual relationship with the Company for personal services outside those of being solely a Director.

Family Relationships -  There are no family relationships between any of the Directors with each other or with executive Officers of our Company.

Non-Arms Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Director or executive officer was selected.

Directors at the Report Date - The names and other information concerning the sitting Directors of the Company at the Report Date are set forth in the following table.  Directors of the Company may from time to time serve as the Directors or Officers of other public companies unrelated to the Company, and the following table also shows other public companies of which a Director may also serve as a Director.

Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	Executive Director & CEO	55	1/99	Audit, Compensation, & Reserves	Geologist [1]	None
David T.W. Yu	Non-Executive Director	54	5/05	Audit & Compensation	Businessman [2]	Apolo Gold & Energy Inc. (OTC: APLL)
Phillip B. Garrison	Non-Executive Director	56	9/07	Audit & Compensation	Businessman & Accountant [3]	None

Experience and Principal Business Activities of the Directors - A brief description of the qualifications, experience, and principal business activities of each Director referenced in the preceding table follows:

1.

Executive Director  - Richard L. McAdoo holds a Bachelors degree in Geology and Masters degree in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is Chairman and CEO of the Company.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 18 of 34

2.

Non-Executive Director - David T.W. Yu is a resident of Hong Kong, and is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in Indonesia.

3.

Non-Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. He began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994.  After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services.  He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

OFFICERS

The term "Officers" as used herein includes and is limited to those senior managers or executive managers who are either Chairman, President, Vice President, Secretary, Treasurer, CEO, COO, or CFO of the Company or hold position of similar capacity in wholly-owned subsidiaries.

Terms - Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Family Relationships -  There are no family relationships between any of the Company’s Officers, with each other or with Directors of our Company.

Non-Arms Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Officer was selected.

Management Contracts - Senior executive management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Officers of the Company.

Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	55	1/99	Geologist	None
Andrew T. Eriksson [2]	President & COO	36	4/09	Geologist	None
Robert V. Rudman [3]	CFO	62	9/09	Businessman & Chartered Accountant	1-Aspen Capital Partners LLC 2-Diatect International Corporation (OTC : DTCT) 3-Innovative Software Technologies, Inc. (OTC : INIV).

Notes to table:

(1)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director and President COO of the Company’s 50% owned Indonesian joint venture company CG Xploration Inc. and managing Director of the Company’s wholly-owned Singaporean subsidiary Continental Energy Pte. Ltd.

(2)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd. and is a Director of the Company’s wholly-owned Singaporean subsidiary Continental Energy Pte. Ltd. Prior to being appointed the Company’s President and COO, he was employed by the Company as its exploration manager since 5/03.

(3)

A non-exclusive and part-time employee of the Company who devotes time as required to the affairs of the Company and its subsidiaries. He is also the managing Director of Aspen Capital Partners LLC, a financial and management consultant engaged by the Company under a written contract which, among other things, provides for the provision of the personal services of Mr. Rudman as the Company’s CFO. He is also a Canadian Chartered Accountant.

Qualifications and Experience of the Officers - A brief description of the qualifications, experience, and principal business activities of each Officer follows:

1.

Richard L. McAdoo is the Company’s Chairman and Chief Executive Officer or CEO. See other details in the preceding section concerning Directors experience.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 19 of 34

2.

Andrew T. Eriksson is the Company’s President and Chief Operating Officer or COO. He holds a Bachelors degree in Geology from San Francisco State University and a Masters degree in Geology from Oregon State University. Andrew is a professional geologist with over 10 years experience in research and the international oil and gas exploration industry. He has responsible charge experience in oil and gas exploration and production including prospect generation, drilling and formation evaluation, field geology, and surface mapping. He has direct work experience in geologic basins throughout SE Asia and specific basins in Oregon and Russia.

3.

Robert V. Rudman is the Company’s Chief Financial Officer or CFO. He is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse Coopers and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and Director of an emerging high technology public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and later as the Chairman of the Board.

B.  COMPENSATION.

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders.  Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company’s objectives, executive compensation is guided by:

•

providing executives with an equity-based incentive plan, namely a stock option plan;

•

aligning employee compensation with Company corporate objectives; and

•

attracting and retaining highly qualified individuals in key positions.

The Compensation Committee - The Company’s Board of Directors has delegated compensation matters to its Compensation Committee which from time to time reviews and recommends executive compensation to the Board of Directors for its approval. The Compensation Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive.

Compensation Elements  -  An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.

base salary;

2.

non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;

3.

long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and

4.

other elements of compensation—consisting of benefits and perquisites.

Base Salary  -  Salaries of the Company’s executive Officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, location of employment, the executive’s relevant competencies, experience, performance, and retention risk.

Non-Equity Incentives  -  The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives.  The granting of cash incentives require the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

Long-Term Equity Compensation Plan (Stock Option Plan) -  The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives, instead incentive compensation paid to the Company’s executive Officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan”. The Stock Option Plan permits the award of a number of options that varies in accordance with the contribution of the Officers and their responsibilities and limits the amounts of options which can be granted to a single person to 5% of the Company’s issued and outstanding shares and 10% of same to all related persons (Directors, Officers, and insiders) as a group. We established the Company’s Stock Option Plan in order to attract and retain Directors, executive Officers and employees, who will be motivated to work towards ensuring the success of the Company. The Stock Option Plan was adopted by vote of the Shareholders at the Company’s annual general meeting on 12/12/08 and remains in full force and effect at present.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 20 of 34

The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

Individuals eligible to participate under the Stock Option Plan will be determined by either the Board of Directors or the Compensation Committee. Options granted under the Stock Option Plan may be exercised at any time within a maximum period fixed at the date of their grant but not more than 5 years (the ‘‘Outside Expiry Date’’). The Board of Directors or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest immediately but may vest over a specified period of months. The Board of Directors or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. The price at which the common shares may be purchased may not be lower than the closing price of the Common Shares on the OTC-BB on the last five trading days preceding the date of grant of the option.

Pension Plan Benefits  -  The Company does not currently have any formal pension plans that oblige the Company to make payments or provide benefits at, following, or in connection with retirement of its Directors, Officers, or employees.

Share-Based Awards  -  The Company does not currently have any formal short or long term share-based award plans that oblige the Company to make any direct grants and issues of Company securities to its Directors, Officers, or employees as compensation.

Compensation on Termination  -  There are no Company policies providing for, and no provisions in the Company’s employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment “Without Cause”.

Compensation on Change of Control of Company  -  There are no Company policies providing for, and no provisions in the Company’s employment agreements with its Officers or employees for incremental payments to be made to them by the Company in the event of termination of their employment on the event of any “Change of Control” of the Company.

Compensation of Directors - The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services solely in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan and except for compensation paid to Directors who are also executive Officers. No cash compensation was paid to any Director of the Company for the Director’s services as a Director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

COMPENSATION OF OFFICERS AND DIRECTORS IN FISCAL 2009  -  During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF DIRECTORS AND OFFICERS DURING FISCAL 2009
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
OFFICERS
Richard L. McAdoo Chairman & CEO	30-JUN-09	$187,500	Nil	$37,822 (2)	Nil	Nil	Nil	Nil	$225,322
Andrew T. Eriksson President & COO	30-JUN-09	$130,500	Nil	$37,822 (2)	Nil	Nil	Nil	Nil	$168,322
Robert V. Rudman (3) CFO	30-JUN-09	n/a (3)	n/a (3)	n/a (3)	n/a (3)	n/a (3)	n/a (3)	n/a (3)	n/a (3)
NON-EXECUTIVE DIRECTORS		Fees
Philip B. Garrison Non-Executive Director	30-JUN-09	Nil	Nil	$37,822 (2)	Nil	Nil	Nil	Nil	$37,822
David T.W. Yu Non-Executive Director	30-JUN-09	Nil	Nil	$37,822 (2)	Nil	Nil	Nil	Nil	$37,822

Notes to the table:

1

At the current share price at the Report Date, all of the stock options disclosed in the above table are out of the money.

2

The value of the option-based awards reflects the fair value of options granted on the dates of grant.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 1.32; b) expected 3-year life of the option; c) the price of the stock on the grant date of $0.13; d) expected volatility of 98%; and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

3

Mr. Rudman was appointed CFO of the Company on 9/15/09, subsequent to fiscal year-end.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 21 of 34

C.  BOARD PRACTICES.

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to three Directors. Our last annual general meeting was held on 12/12/08, at which then retiring incumbent Directors McAdoo, Garrison, and Yu were each re-elected. Our next annual general meeting is scheduled for 12/30/09. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

Audit Committee - The Board of Directors has created an "Audit Committee" and duly appointed executive Director McAdoo and non-executive Directors Garrison and Yu to serve on the Audit Committee. Non-Executive Director Garrison is a CPA. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year-end audit. The Company’s CFO, a Canadian Chartered Accountant, although not a Director, sits on the Audit Committee at its request. As at the Report Date the Audit Committee consists of the entire Board of Directors. The Company’s CEO serves as the Audit Committee’s chairman. The Company has nominated its CFO as a candidate for election to the Board of Directors at its 12/30/09 annual general meeting and is expected to replace the Company’s CEO on the Audit Committee and as its chairman.

Additional Audit Committee Disclosure - National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee  -  The Company’s audit committee during the most recently completed financial year consisted of  three directors: Richard L. McAdoo, Philip B. Garrison, and David W.T. Yu.  As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”.  Richard L. McAdoo is CEO of the Company and are therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience  -  Details of the relevant education and experience of each audit committee member is disclosed above under Item 6 – Directors and Officers.

Audit Committee Charter  -  The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Exhibit 99.1” to this Form 20-F.

Audit Committee Oversight  -  During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions - During the most recently completed financial year, the Company has not relied on the exemptions contained in Part 2, Section 2.4 or under part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 7, Section 7.1 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees - Disclosure of the fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year is set out in Item 16 – Principal Accountant Fees and Services in this Form 20-F.

Exemption - The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Executive Compensation Committee - The Board of Directors has created a "Compensation Committee" and duly appointed executive Director McAdoo and non-executive Directors Garrison and Yu serve on the Compensation Committee. The committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. McAdoo serves as the committee’s chairman. As at the Report Date the Compensation Committee consists of the entire Board of Directors.

Reserves Committee - The Board of Directors has created a "Reserves Committee" and duly appointed executive Director McAdoo and although not a Director, the Company’s President and COO, Andrew T. Eriksson, to serve on the Reserves Committee due to his technical qualifications. The Reserves Committee is charged with the responsibility of oversight of the Company's oil and gas reserves and activity reporting in compliance with Canadian regulatory practices under National Instrument 51. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves.  The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

D.  EMPLOYEES.

During fiscal 2009, in addition to its Officers, the Company had 12 full time employees and 2 part time employees, all located at the Company’s Indonesia representative office in Jakarta or its field office in Tanjung Selor. Of these employees, 6 are geoscientists and technical support staff, two are accounting staff, and the remainder are administrative and support staff. None of the Company’s employees are represented by a union.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 22 of 34

E.  SHARE OWNERSHIP BY DIRECTORS AND OFFICERS.

The table below lists, as at the Report Date, the number of voting securities owned directly or indirectly by all Directors and Officers. The common share voting rights of our Directors and Officers do not differ from those of any other shareholders. The amounts of common shares shown do not include those common shares that a Director or Officer may yet acquire upon exercise of any outstanding options or warrants.

Voting Shares Owned by Directors And Officers
Type of Security	Name of Beneficial Owner	Number of Voting Securities Owned	% of Total Voting Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	4,829,158	6.9%
Common Shares	David T.W. Yu, Director	3,896,668	5.6%
Common Shares	Phillip B. Garrison, Director	0	0.0%
Common Shares	Andrew T. Eriksson, COO	1,465,000	2.1%
Common Shares	Robert Rudman, CFO	0	0.0%
	Directors & Officers as a Group	10,190,826	14.6%

Common Shares	Total Issued & Outstanding	69,747,381	100%

Incentive Stock Options Held by Directors and Officers - The table below lists, as at the Report Date, the number of stock options held by each  Director and Officer. Incentive stock options are granted to the Company’s management, employees, and consultants in accordance with our formal written Stock Option Plan that is described in more detail in Section-6.B. The Stock Option Plan currently in effect was approved by our shareholders at our annual general meeting held on 12/12/08. The number of options held by Directors and Officers as a group plus those options held by other employees and consultants as a group is also shown.

Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo Director & Officer	$0.15	12/31/11	500,000	9.6%
	$0.24	12/31/10	500,000
David T.W. Yu Director	$0.15	12/31/11	500,000	9.6%
	$0.24	12/31/10	500,000
Phillip B. Garrison Director	$0.15	12/31/11	500,000	9.6%
	$0.24	12/31/10	500,000
Andrew T. Eriksson President & COO	$0.15	12/31/11	340,000	8.1%
	$0.24	12/31/10	500,000
Robert Rudman CFO	$0.15	09/16/12	1,000,000	9.6%
Total Directors & Officers as a Group			4,840,000	46.6%
Other Optionees as a Group	$0.15 to $0.24	Various	5,550,000	53.4%
Total Stock Options Outstanding at the Report Date			10,390,000	100.0%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Authorized Share Capital - The authorized capital of the Company consists of One Billion (1,000,000,000) shares divided into Five Hundred Million (500,000,000) common shares without par value and Five Hundred Million (500,000,000) preferred shares without par value.

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

Authorized Preferred Shares - The authorized capital of the Registrant includes 500,000,000 preferred shares. The Board of Directors, using its own discretion, may from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The Directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the Directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions. Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights and restrictions attached to any particular series of the preferred shares issued.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 23 of 34

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2009 year end on 6/30/09 the total number of common shares issued and outstanding was 69,747,381. As of the Report Date the total number of common shares issued and outstanding was 69,747,381. Zero preferred shares were issued at Fiscal 2009 year-end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/09	Last Unaudited Quarter End 9/30/09	At The Report Date 12/11/09
Common Shares	500,000,000	69,747,381	69,747,381	69,747,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 95,462,381 common shares of the Company either issued or allocated under unexercised outstanding options and warrants.  This fully-diluted total includes 69,747,381 common shares actually issued and outstanding plus 15,325,000 outstanding unexercised warrants and plus 10,390,000 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Last Audited Year End 6/30/09	Last Unaudited Quarter End 9/30/09	At The Report Date 12/11/09
Common Shares	69,747,381	69,747,381	69,747,381
Warrants	13,990,000	15,325,000	15,325,000
Options	9,390,000	10,390,000	10,390,000
Fully Diluted Total	93,127,381	95,462,381	95,462,381

A.  MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 69,747,381 are issued and entitled to vote.

Voting Rights - The voting rights of our Major Shareholders do not differ from the voting rights of shareholders who are not Major Shareholders.

List of Major Shareholders - To the knowledge of the Directors and Officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to all issued and outstanding shares of the Company at the Report Date except for those Major Shareholders who, together with their respective share holdings, are listed in the following table:

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Richard L. McAdoo (1)	4,829,158	6.9%
Common Shares	David T.W. Yu (2)	3,896,668	5.6%
Common Shares	Macquarie Bank Ltd. (3)	5,250,000	7.5%
	Major Shareholders as a Group	13,975,826	20.0%
Common Shares	CDS (4,6)	38,404,872	55.1%
Common Shares	CEDE & Co. (5,6)	13,716,533	19.7%
Common Shares	Total Issued & Outstanding	69,747,381	100%

Notes to Table:

1

Major Shareholder, Executive Director, Chairman, and CEO of the Company.

2

Major Shareholder, Non Executive and Independent Director of the Company.

3

Major Shareholder.

4

Canadian Depository for Securities, Inc., a Canadian nominee securities depository and clearing house for banks, brokers, and institutions.

5

American nominee of the Depository Trust Company, a nominee securities depository and clearing house for banks, brokers, and institutions.

6

The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 24 of 34

With the exception of Macquarie Bank Ltd. who purchased its shares through a private placement of equity in the Company during Fiscal 2008 there have been no significant changes in Major Shareholders and no significant changes in the number of shares held by each Major Shareholder during the last three Fiscal Years.

Other Shareholders - Based on the following assumptions we estimate that the number of other shareholders of the Company, the amounts of shares each holds, and the geographic distribution of their residence as follows:

Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer agent furnishes us a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information. The information about shareholder shown in the following table is at 11/25/09 “Record Date” for the Company’s Fiscal 2009 annual general meeting.

Unregistered Shareholders - The Company has researched to the best of its ability, the “Unregistered Shareholders”. The shares of our Unregistered Shareholders are commonly held by brokerage firm who uses a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company’s issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or “CDS” is a Canadian depository and “CEDE” an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholders represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at each annual meeting Record Date.

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders we presume that the shares held by Canadian depository CDX represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain.

Therefore we estimate that the number of shareholders of the Company, the amounts of shares held, and the geographic distribution of our Registered Shareholders, Unregistered Shareholders, and nominee depositories as shown in the following table:

ESTIMATE OF NUMBER AND DISTRIBUTION OF SHAREHOLDERS
	Canadian Residents		Other Nation Residents		USA Residents		Total
	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held
Registered Shareholders	38	1,874,749	78	12,789,958	65	2,961,269	181	17,625,976
Estimate of Unregistered Shareholders	400	--	200	--	100	--	700	--
CDS Depository, Canada	--	38,404,872	--	--	--	--	--	38,404,872
CEDE Depository, USA	--	--	--	--	--	13,716,533	--	13,716,533
Totals	538	38,404,872	278	12,789,958	265	16,677,802	881	69,747,381

Control - To the extent known to the Company, the Company is not owned or controlled directly or indirectly by another corporation, or by any foreign government, or by any other natural or legal person severally or jointly, other than disclosed herein.

Change of Control - To the extent known to the Company, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

B.  RELATED PARTY TRANSACTIONS.

On 9/15/09 the Company entered into a 12-month contract with Aspen Capital Partners LLC (“Aspen”), a financial and management consultant to among other things, provide fund raising advice, other financial and investor relations services, and the personal services of Mr. Robert V. Rudman to act as the Company’s CFO. Mr. Rudman is also the managing director of Aspen. The contract may be terminated with 30-days notice by either party. Mr. Rudman has been nominated by management to be elected to the Company’s Board of Directors at its next annual meeting on 12/20/09.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 25 of 34

Except for the related party transaction described in the preceding paragraph, and to the extent of the Company’s knowledge, during the Company’s preceding fiscal year-ended 6/30/09 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates (An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company);

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members (Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.) of any such individual’s family;

(d)

Directors, Officers, and key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by Directors or Major Shareholders of the Company and enterprises that have a member of key management in common with the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.

C.  INTERESTS OF EXPERTS AND COUNSEL.

Since the end of the Company's Fiscal 2009 year end, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Preparation of Financial Statements - The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. During the course of the Company’s fiscal year management prepares unaudited quarterly consolidated financial statements as at September 30, December 31, and March 31 which are filed on SEDAR with the British Columbia Securities Commission within 60 days of the quarter’s end.

SEDAR Filings - The Company makes continuous disclosure filings with Canadian securities regulators electronically via “SEDAR”, the "System for Electronic Document Archiving and Retrieval". The Company began filing electronically on SEDAR in 1997. Copies of the Company’s SEDAR filings, including our annual audited and quarterly unaudited financial statements and management discussion and analysis may be downloaded from the SEDAR website at www.sedar.com.

Reporting Currency - Commencing for its 7/31/02 year-end the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements since then on that basis. The accounts of the Company are now prepared in U.S. dollars and the Company’s Canadian operations are translated into U.S. dollars under the temporal method.

Canadian GAAP - The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

The Company’s audited financial statements for Fiscal 2009 can be found under "Item 18 - Financial Statements" in thie annual report below.

B.  SIGNIFICANT CHANGES.

Legal Proceedings - Except for the following, as of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. One claim was settled during Fiscal 2009. On 6/22/07 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell. On 4/16/09 the Company and the other parties have entered into a release agreement settling this action. As provided for therein the Company has received on 4/16/09 a transfer of 400,000 of the Company’s own common shares as consideration in full and final settlement of all claims in this matter. The 400,000 common shares shall be held by the Company and may be sold in the market as deemed necessary.

Dividend Distributions - Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose.  The Company has not declared any dividends for the last five fiscal years and does not anticipate that it will do so in the foreseeable future.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 26 of 34

ITEM 9.  THE OFFER AND LISTING.

A.  OFFER AND LISTING DETAILS.

The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for the last eight fiscal quarters.  The closing price of the common shares on the Report Date was $0.075.

For the Period	Common Shares	US$ Dollar Sales Price
	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 9/30/2009	1,630,250	$0.11	$0.06	$0.11
Quarter Ended - 6/30/2009	951,100	$0.15	$0.09	$0.10
Quarter Ended - 3/31/2009	585,600	$0.19	$0.10	$0.11
Quarter Ended - 12/31/2008	2,223,200	$0.25	$0.10	$0.16
Quarter Ended - 9/30/2008	2,450,877	$0.50	$0.10	$0.20
Quarter Ended - 6/30/2008	1,983,276	$0.26	$0.19	$0.21
Quarter Ended - 3/31/2008	2,833,734	$0.33	$0.12	$0.20
Quarter Ended - 12/31/2007	4,758,984	$0.75	$0.19	$0.33

B.  PLAN OF DISTRIBUTION.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.B is not applicable.

C.  MARKETS.

Our common shares are quoted on the OTC Bulletin Board under the symbol "CPPXF".

D.  SELLING SHAREHOLDERS

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.D is not applicable.

E.  DILUTION.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.E is not applicable.

F.  EXPENSES OF THE ISSUE.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.F is not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

A.  SHARE CAPITAL.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.A is not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc."  On 1/3/96 the name was changed to "Continental Copper Corporation".  On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia).  At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At a special general meeting of the shareholders on 9/10/08 the shareholders amended and adopted the Company’s current Articles.

Set out below is a summary of various provisions of our Notice of Articles and Articles prescribed by the Business Corporations Act (British Columbia) in respect of:  (i) objects and purposes: (ii) directors; (iii) authorized capital; (iv) rights, preference and restrictions attached to our classes of shares; (v) shareholder meetings; and (vi) limitation on rights of non-Canadians; (vii) delay of change of control; and (viii) reporting of share ownership.

Objects and Purposes - Neither our Notice of Articles or Articles contain a description of our objects and purposes.

Directors - Our Articles have provisions related to conflicts of interests of directors in certain corporate transactions. A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company proposes to enter into, must disclose such interest and is liable to account to the Company for any profit that accures to the director or senior offer as a result of the transaction if the provisions for disclosure and director approval set out in the Business Corporations Act (British Columbia) are not complied with. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Under the Business Corporations Act (British Columbia), a director does not hold a disclosable interest in a contract or transaction merely because it relates to his/her compensation in his/her capacity as a director, officer, employee or agent of the Company..  Our Articles provide that our directors may, without shareholder approval, borrow money upon the credit of our company, issue and sell bonds or debentures and provide guarantees.  Neither our Notice of Articles or Articles set out a mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 27 of 34

 Authorized Capital - Our Notice of Articles provide that our authorized capital consists of 500,000,000 shares of common stock, without par value, and 500,000,000 shares of preferred stock, without par value.  Our preferred stock may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Rights, Preferences and Restrictions -  Pursuant to our Articles and the Business Corporations Act (British Columbia), holders of our common stock are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.  Shares of our preferred stock of each series rank on a parity with our share of preferred stock of any other series and are entitled to a preference over shares of our common stock with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our company.  The provisions in our Articles attaching to our common stock and our preference stock may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than 2/3s of the outstanding shares of common stock and 2/3s of the shares of preferred stock, as applicable.  With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of its assets, an merger or other arrangement or an alteration to our company's authorized capital) that require the approval of 2/3s of the votes cast by shareholders (holding common stock) entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

 Shareholder Meetings - The Business Corporations Act (British Columbia) provides that:  (i) meetings of shareholders must be held in British Columbia, unless otherwise provided in a company's Articles; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general and once in every calendar year;  (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders for a shareholder meeting may be set by the Articles and the Company’s Articles provide that the quorum for the transaction of business at a meeting of our shareholders is two shareholders, or one or more proxyholder representing two members, or one member and proxyholder representing another member; (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (vii) upon the application of a director or shareholder entitled to vote at the meeting, the Supreme Court of British Columbia may order a meeting to be called, held and conducted in a manner that the Court directs.

Limitations on Rights of Non-Canadians - Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or British Columbia or in our charter documents.  See "Exchange Controls" below in this annual report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common stock.

Delay of Change of Control - Pursuant to the provisions of the Business Corporations Act (British Columbia), at each annual general meeting of our shareholders all of our directors retire and the shareholders appoint a new board of directors.  Each director holds office until our next annual general meeting unless:  (i) he dies or resigns; (ii) he is removed by ordinary resolution of our shareholders (or class or series of shareholders if such class or series has the exclusive right to elect one or more directors); or (iii) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (British Columbia).  A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting).  With the exception of provisions in our Articles that limit the number of directors that can be appointed between annual meetings of shareholders and that give our directors the authority to issue blank cheque preferred stock, there are no provisions in our Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

 Reporting of Share Ownership -  Neither our Notice of Articles or Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.  Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10 percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than five percent of our issued and outstanding shares.

C.  MATERIAL CONTRACTS

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". See disclosure above in Item-4.D.c above entitled “PSC Leasholds” for disclosure of other terms of the Bengara-II PSC. Further:

1.

Bengara-II PSC Work Commitments - The Bengara-II PSC obliged CGB2 to drill 4 exploration wells and expend at least $25,000,000 on petroleum exploratory "Work Commitments" within the Bengara-II contract area during the initial 10-year exploration period ended 12/4/07. As at the end of the 10-year exploration period and at the Report Date this minimum Work Commitment has been exceeded and all 4 commitment wells drilled. Neither the Company nor CGB2 has any further funding commitments or obligations to Indonesian authorities with regard to the Bengara-II PSC Work Commitments.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 28 of 34

2.

Bengara-II PSC Term - In response to an application filed with Indonesian authorities and dated 11/22/07 to extend the initial 10-year exploration periof of the Bengara-II PSC to enable it to 1) complete additional testing of the 4 wells drilled during 2007; 2) acquire additional 2D and 3D seismic in the Block; 3) conduct further appraisal and delineation drilling to more fully assess and appraise a promising indication of a possible discovery; and 4) based upon the results of the foregoing, file a Plan of Development ("POD") for additional government approval. In a letter from Indonesian authorities dated 2/9/09 CGB2 received an extension of the initial exploration periof of the Bengara-II until 12/4/11. Further extensions may be granted by Indonesian authorities subject to further approval based on an annual review by Indonesian authorities of CGB2’s progress and results of appraisal work. At any time that CGB2 determines any commercial oil and gas development within the Bengara-II PSC contract area is justified, it may submit an initial plan of development (“POD”) for the first oil or gas field in the block. Upon approval of such initial POD by government authorities then the Bengara-II Block may be held by CGB2 for the full PSC term of 30-years until 12/04/27.

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) - At the Report Date the Company owns 18% of the shares of CGB2. GeoPetro Resources Company (“GeoPetro”: NYSE Amex: GPR.A) owns 12% of the shares of CGB2. CNPC (Hong Kong) Ltd. (“CNPCHK”: HKSE: 0135.HK), through its wholly owned subsidiary CNPCHK (Indonesia) Ltd. (“CNPCHK-Indonesia”), owns 70% of the shares of CGB2.

CGB2 Shares Sale and Purchase Agreement (“SPA”) - During the fiscal year 2007, the Company entered into a SPA dated 9/29/06 with GeoPetro, CNPCHK, and CNPCHK-Indonesia and GeoPetro pursuant to which the Company and GeoPetro each sold 70% of their respective shares of CGB2 to CNPCHK-Indonesia. CNPCHK is also a party to the SPA in its capacity as guarantor of the obligations therunder of its wholly owned subsidiary CNPCHK-Indonesia. The Company retained an 18% share of CGB2. To earn its 70% stake in CGB2 CNPCHK paid $18,700,000 in cash into CGB2 which was used to pay for Fiscal 2008 drilling of 4 exploratory wells on the Bengara-II Block property. At the Report Date CNPCHK remains obliged to the Company under the SPA to, upon the approval by Indonesian authorities of the first plan of development (“POD”) for any oil and gas discovery within the Bengara-II PSC contract area:

1.

pay a cash bonus in the net amount of $3,000,000 to the Company; and

2.

provide low interest “Development Loans” funding to CGB2 to pay for additional appraisal and development work until the earlier of a) an additional amount of $41,300,000 over and above the $18,700,000 earning obligation funds has been expended or b) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold.

CGB2 Share Holders Agreement (“SHA”) - The relationship of the Company, GeoPetro, and CNPCHK-Indonesia as the sole three shareholders of CGB2, owner of the Bengara-II PSC, is governed by a SHA dated 9/29/06. CNPCHK is also a party to the SHA in its capacity as guarantor of the obligations thereunder of its wholly owned subsidiary CNPCHK-Indonesia. Among other things, the SHA contains provisions specifying that:

1.

CGB2 is obliged to externally finance and fund all its own working capital requirements.There are no contractual provisions in the SHA or the SPA for CGB2 to impose a funding obligation or place cash calls on the Company, or any other CGB2 shareholder, in respect of future cash requirements of CGB2 or on future exploration and development work in the Bengara-II PSC.

2.

The Company is entitled to nominate one director to the board of directors of CGB2. At the Report Date the Company’s nominee is sitting on the 3-man board of CGB2 together with 2 directors appointed by CNPCHK-Indonesia.

3.

CGB2 is obliged to reimburse a net amount of $3,780,000 to the Company from CGB2 cost recovery revenues, on a first-in-first-out basis in preference to any CNPCHKI entitlements, arising out of the Bengara-II PSC for accumulated prior sunk costs invested in CGB2 and the Bengara-II PSC property by the Company pursuant to the Bengara-II PSC.

Loan Guarantee Fee Dispute - On 11/13/09 the board of directors of CGB2 held a meeting to discuss a draft terms sheet from Bank of China for a $40,000,000 bank loan to be made to CGB2 to fund CGB2’s 2010-11 work program. A dispute arose regarding the amount of a related loan guarantee fee, proposed by CNPCHK appointed directors, to be paid by CGB2 to CNPCHK the parent of CGB2’s majority shareholder CNPCHK-Indonesia. As of this Report Date, the dispute has not been resolved and the Company, in conjunction with the other minority shareholder, will continue to take the necessary steps to resolve this issue to the Company’s satisfaction.

D.  EXCHANGE CONTROLS.

Except as discussed in ITEM-10.E, "Taxation", the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the “Investment Act”), which generally prohibits a reviewable investment by an entity that is not a “Canadian”, as defined, unless after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Shares by a non-Canadian who is not a “WTO investor” (which includes governments of, or individuals who are nationals of, member states of the World Trade Organization and corporations and other entities which are controlled by them), at a time when the Company was not already controlled by a WTO investor, would be reviewable under the Investment Act under three circumstances. First, if it was an investment to acquire control (within the meaning of the Investment Act) and the value of the Company’s assets, as determined under Investment Act regulations, was C$5 million or more. Second, the investment would also be reviewable if an order for review was made by the federal cabinet of the Canadian government on the grounds that the investment related to Canada’s cultural heritage or national identity (as prescribed under the Investment Act), regardless of asset value. Third, the investment would also be reviewable if an order for review is made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security. An investment in the Shares by a WTO investor, or by a non- Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company’s assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2009 is C$312 million. The usual thresholds for review for direct acquisitions of Canadian businesses (other than acquisitions of cultural businesses) by foreign investors will change as of a date to be determined by the federal cabinet of the Canadian Government. At that time transactions will be reviewable only if the “enterprise value” of the assets of the Canadian business is equal to or greater than (a) C$600 million, in the case of investments made during the first two years after the amendments come into force; (b) C$800 million, in the case of investments made during the third and fourth years after the amendments come into force; and (c) C$1 billion, in the case of investments made between the fifth year after the amendments come into force and December 31 of the sixth year after the amendments come into force. This threshold will thereafter be adjusted on an annual basis. The Investment Act provides detailed rules to determine if there has been an acquisition of control. For example, a non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Shares. The acquisition of less than a majority, but one-third or more, of the Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company not controlled in fact by the acquirer. An acquisition of control for the purposes of the Investment Act could also occur as a result of the acquisition by a non-Canadian of all or substantially all of the Company’s assets.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 29 of 34

E.  TAXATION.

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

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 30 of 34

This is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company and no opinion or representation with respect to the US income tax consequences to any such holder or prospective holder is made.  Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

F.  DIVIDENDS AND PAYING AGENTS.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.F is not applicable.

G.  STATEMENT BY EXPERTS.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.G is not applicable.

H.  DOCUMENTS ON DISPLAY.

Documents and agreements concerning our Company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 2600, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

I.  SUBSIDIARY INFORMATION.

As of the date of this annual report, we have direct and indirectly owned subsidiaries incorporated in the United States as further described in Item-4.C and as shown in the following table:

Subsidiary	Incorporation / Acquisition Date	Ownership Percentage
CG Xploration Inc.	11/18/05	50%
TXX Energy Inc.	1/16/06	100%

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The provision of information called for by this Item-11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-12 is not applicable.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 31 of 34

P A R T  II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The provision of information called for by this Item-13 is not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The provision of information called for by this Item-14 is not applicable.

ITEM 15.  CONTROLS AND PROCEDURES.

A.  DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at 6/30/09 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in SEC rules and forms. Disclosure controls and procedures include, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Finance Manager, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/09.

B.  MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

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

Our management assessed the effectiveness of our internal control over financial reporting as of 6/30/09 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/09, based on those criteria.

C.  ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

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

D.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the past fiscal year-ended 6/30/09, our Chief Financial Officer resigned and our new Chief Financial Officer was appointed subsequent to fiscal year-end. During the fiscal year we retained an outside consultant to assist in the review and analysis of our internal controls over financial reporting. There were no changes in the Company’s internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 32 of 34

ITEM 16.  [RESERVED]

A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board has determined that we have one member of our Audit Committee that qualifies as an "Audit Committee financial expert" as defined in Item 401(e) of Regulation S-B.  We believe that the members of our Board of Directors, who are the same members of our Audit Committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

 Our Board of Directors has determined that Phillip B. Garrison and David Yu qualify as "independent" members of our Audit Committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD).  We believe that having an Audit Committee that consists entirely of independent Directors is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

B.  CODE OF ETHICS.

We have formally adopted a written code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, or persons performing similar functions (collectively our “Senior Financial Officers”). A copy of this code of ethics, signed by the appropriate Senior Financial Officers of our Company, is filed with this Annual Report as an attachment

C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for the period covered by this Annual Report, fiscal year-ended 6/30/09.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/09 were $25,000 (2008 - $25,000).

Audit Related Fees - The aggregate fees billed by DMCL for professional services rendered and related to the audit of our annual financial statements for the year ended 6/30/09 including reviews of related annual regulatory filings made in British Columbia and in this Annual Report were $3,000 (2008 - $3,000).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/09 were $nil (2008 - $nil).

Audit Committee Pre-Approved Procedures - Our Audit Committee pre-approves all services provided by DMCL as our principal accountant. DMCL’s fees were reviewed and approved by the Audit Committee before the respective services were rendered and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

The provision of information called for by this Item-16.D is not applicable.

E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the most recently completed financial year ended 6/30/2009 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The provision of information called for by this Item-16.D is not applicable, there have been no changes to our certifying accountant during the past two most recent fiscal years.

G.  CORPORATE GOVERNANCE.

Our Company’s securities are quoted on the OTCBB and are not listed on a national securities exchange. This Annual Report is for our fiscal year-ended 6/30/2009. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 33 of 34

P A R T  III

ITEM 17.  FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM 18.  FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2009 with this annual report on Form-20F in the form described in the following list and attached following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report
1. Financial Statement Title Page
2. Reports of our Auditor, DMCL, for the past 3 fiscal years ended 6/30/09, 6/30/08, and 6/30/07.
3. Comments by our Auditor, DMCL, for US Readers on Canada-US Reporting Differences.
4. Consolidated Balance Sheets for the past 2 fiscal years ended 6/30/09 and 6/30/08.
5. Consolidated Statement of Shareholders’ Equity for the past 3 fiscal years ended 6/30/09, 6/30/08, and 6/30/07.
6. Consolidated Statement of Operations for the past 3 fiscal years ended 6/30/09, 6/30/08, and 6/30/07.
7. Consolidated Statement of Cash Flows for the past 3 fiscal years ended 6/30/09, 6/30/08, and 6/30/07.
8. Notes to the Consolidated Financial Statements for the past 3 fiscal years ended 6/30/09, 6/30/08, and 6/30/07.

ITEM 19.  EXHIBITS.

Exhibit	Description
01.1	(1) Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2) Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers dated 12/7/09.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO and CFO.
23.1	Consent of Auditors dated 12/11/09
99.1	(3) Audit Committee Charter
99.2	(4) Compensation Committee Charter

Notes:

(1)  Incorporated by reference to a copy furnished to the SEC under Form-6K on 10/10/08.

(2)  Incorporated by reference to a copy furnished to the SEC under Form-6K on 12/14/09.

(3)  Incorporated by reference to a copy attached to the Company’s management information circular filed pursuant to required Canadian proxy materials in advance of the Company’s 12/20/09 annual meeting and furnished to the SEC under Form-6K on 12/14/09.

(4)  Incorporated by reference to a copy furnished to the SEC under Form-6K on 12/14/09.

SIGNATURES

Continental  Energy  Corporation

"Richard L. McAdoo"

_______________________________________

By: Richard L. McAdoo,  Director & CEO

 Report Date: December 11, 2009

Continental Energy Corp.	2009 Annual Report on Form 20F	Page 34 of 34

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2009 and 2008

Expressed in U.S. dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (an Exploration Stage Company):

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2009 and 2008, the consolidated statements of shareholders’ equity, loss and comprehensive loss and cash flows for the years ended June 30, 2009, 2008 and 2007.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008, the results of its operations and cash flows for the years ended June 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

September 14, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES

REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 14, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

September 14, 2009

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2009	2008
Current
Cash	$591,930	$3,068,156
Receivables	936	16,814
Prepaid expenses and deposits	4,910	126,370
	597,776	3,211,340
Investments (Notes 4 and 10)	1	2
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	37,931	86,463
	$635,709	$3,297,806

LIABILITIES
Current
Accounts payable and accrued liabilities (Notes 7e)	$69,738	$52,375

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	13,419,653	13,319,423
Contributed Surplus - Statement 2 (Note 6)	6,699,165	6,350,268
Deficit - Statement 2	(19,552,847)	(16,424,260)
	565,971	3,245,431
	$635,709	$3,297,806

Going Concern (Note 1)
Subsequent Events (Note 11)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"David T.W. Yu"
, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2006	57,107,936	$10,063,516	$-	$2,998,183	$(10,704,498)	$2,357,201
Issuance of shares for:
Services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)

Balance - 30 June 2007	63,372,381	11,731,566	7,500	3,221,931	(13,307,498)	1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held (Note 6b)	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year - Statement 3	-	-	-	-	(3,116,762)	(3,116,762)

Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	-	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	-	55,000
Treasury shares held (Note 6b)	-	(36,000)	-	-	-	(36,000)
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the year - Statement 3	-	-	-	-	(3,128,587)	(3,128,587)
Balance - 30 June 2009	69,747,381	$13,419,653	$-	$6,699,165	$(19,552,847)	$565,971

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2009	2008	2007

Expenses
Amortization	$40,304	$63,983	$37,167
Consulting	9,750	32,200	127,901
Filing fees	18,312	11,562	21,475
Financing fees - warrants (Note 6d)	-	279,256	112,723
Foreign exchange loss	8,851	1,804	7,625
Interest and bank charges	7,690	3,935	5,548
Investor relations	3,724	128,295	168,896
Management fees, salaries and wages (Note 7a)	791,070	772,006	740,522
Office expenses	133,784	256,325	146,387
Professional fees	158,663	142,109	203,811
Rent, office maintenance and utilities	56,636	54,076	89,986
Shareholder communication and transfer agent	3,033	16,121	8,239
Stock-based compensation (Note 6c)	376,127	1,167,688	673,242
Telephone	1,787	23,223	29,503
Travel and accommodation	106,283	136,080	238,229

Loss Before the Undernoted	(1,716,014)	(3,088,663)	(2,611,254)

Other Income (Expenses)
Bad debt recovery (Note 6b and 7d))	36,000	-	-
Gain on settlement of debt	-	-	15,739
Gain on disposal of CGB2 (Note 4)	-	-	23,906
Interest income	12,717	105,274	81,995
Loss on disposal or write-down of equipment	(8,993)	-	-
Loss on dissolution of Continental Biofuels (Note 10)	(122,029)	(17,815)	-
Loss on equity investment in Continental Biofuels (Note 10)	-	(82,184)	-
Write-off of accounts payable	(6,157)	-	-
Write-off of property acquisition costs (Note 4)	(1,313,123)	-	-
Write-off of loans receivable	-	(614)	-
Write-off of resource property costs (Note 4)	(10,988)	(32,760)	(113,386)

Loss and Comprehensive Loss for the Year	$(3,128,587)	$(3,116,762)	$(2,603,000)

Loss per Share - Basic and Diluted	$(0.05)	$(0.05)	$(0.04)

Weighted Average Number of Shares Outstanding	69,163,217	67,807,203	59,325,041

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
Cash Resources Provided By (Used In)	2009	2008	2007

Operating Activities
Loss for the year	$(3,128,587)	$(3,116,762)	$(2,603,000)
Items not affecting cash
Amortization	40,304	63,983	37,167
Financing fees - warrants	-	279,256	112,723
Gain on settlement of debt	-	-	(15,739)
Gain on disposal of CGB2	-	-	(23,906)
Loss on disposal or write-down of equipment	8,993	-	-
Loss on dissolution of Continental Biofuels	122,029	17,815	-
Loss on equity investment in Continental Biofuels	-	82,184	-
Shares received for debt	(36,000)	-	-
Stock-based compensation	376,127	1,167,688	673,242
Write-off of property acquisition costs	1,313,123	-	-
Write-off of resource property costs	10,988	32,760	113,386
Changes in current assets and liabilities
Receivables	15,878	26,274	(39,137)
Prepaid expenses and deposits	121,460	(8,476)	8,499
Accounts payable and accrued liabilities	72,363	(58,074)	(21,198)

	(1,083,322)	(1,513,352)	(1,757,963)
Investing Activities
Property acquisition costs	(1,313,123)	-
Investment in Continental Biofuels	(122,028)	(100,000)	-
Disposition of CGB2	-	-	(8,858)
Resource property costs	(10,988)	(32,760)	(259,886)
Resource property costs reimbursed by joint venturers	-	-	146,500
Proceeds from sale of CGB2 shares, net	-	-	21,000
Purchase of equipment, net of recovery	(765)	(61,761)	(55,574)

	(1,446,904)	(194,521)	(156,818)
Financing Activities
Share capital issued for cash, net	54,000	3,261,750	1,033,333

	54,000	3,261,750	1,033,333

Change in Cash	(2,476,226)	1,553,877	(881,448)
Cash position - Beginning	3,068,156	1,514,279	2,395,727

Cash Position - Ending	$591,930	$3,068,156	$1,514,279

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$-	$162,500	$-
Debt settlement	$55,000	$-	$-
Services	$-	$-	$80,000

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

1.

Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”).  The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves.  The outcome of these matters cannot presently be determined because they are contingent on future events.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 12.

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

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

b)

Consolidation– Continued

•

Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia.  CEPL has two wholly owned subsidiaries named Continental Energy (South Bengara-II) Pte. Ltd. (“CESB2”), incorporated in Singapore on 17 June 2008 and Continental Energy (Tungkal) Pte. Ltd (“CETPL”), incorporated in Singapore on 1 August 2008.

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005.  The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 4).  CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.  Refer to Note 12e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

All intercompany transactions are eliminated upon consolidation.

c)

Equipment

The Company provides for amortization on its equipment as follows:

•

Automobiles – 50% declining balance basis;

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
30 June 2009 and 2008

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

There are no asset retirement obligations as at 30 June 2009 and 2008.

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
30 June 2009 and 2008

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

i)

Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2009, 2008 and 2007, the Company had administration activity in North America and exploration and development activity in South East Asia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

j)

Conversion of Foreign Currencies

The financial statements of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian and East Asian operations are translated into U.S. dollars under the temporal method as follows:

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
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

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

l)

Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource properties and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

m)

Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•

The fair value of common shares is based on the market close on the date the units are issued; and

•

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)

Financial Instruments

The Canadian Institute of Chartered Accountants (“CICA HB”) Handbook establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

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

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

n)

Financial Instruments – Continued

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.  Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs to the carrying amount (for non-trading instruments) that are directly attributable to the acquisition or issue of a financial asset or financial liability to the financial instrument on initial recognition.

Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the immediate expensing of any related transaction costs, fees or premiums.

The Company’s financial instruments consist of cash, accounts receivable and accounts payable.

The Company has classified each of its significant categories of financial instruments as follows:

Cash

Held-for-trading

Accounts Receivable

Loans and receivables

Accounts payable

Other liabilities

o)

Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2009, 2008 and 2007 the Company had no significant items that caused other comprehensive loss to be different than net loss.

p)

Recently Adopted Accounting Policies

Going Concern – Amendments to Section 1400

General Standards of Financial Statement Presentation, CICA HB Section 1400, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  These new disclosures have been provided in Note 1 to these financial statements.

Capital Disclosure – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The Company has included disclosure in Note 3 as recommended by this new section.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

p)

Recently Adopted Accounting Policies – Continued

Financial Instruments – Disclosure (CICA Handbook Section 3862) and Presentation (CICA Handbook Section 3863)

These standards will replace CICA HB Section 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  The Company has included disclosures recommended by this new section in Note 3 to these financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – Emerging Issues Committee 173

In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

q)

New Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for the fiscal year beginning on 1 July 2009.  The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

2.

Significant Accounting Policies – Continued

q)

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

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company is currently assessing the impact of the new standard on its financial statements.

3.

Capital and Financial Instrument Risk Management

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.  In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

3.

Capital and Financial Instrument Risk Management – Continued

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At 30 June 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

		30 June 2009
	Canadian	Singapore	Indonesian
	Dollars	Dollars	Rupiah
Cash and cash equivalents	(45)	42,032	10,253,089
Receivables	1,082	-	-
Accounts payable and accrued liabilities	(5,452)	-	(35,958,512)

Based on the above net exposures as at 30 June 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $412 in the Company’s net earnings.  Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $3,180 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in an increase/decrease of $227 in the Company’s net earnings.

b)

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by large Canadian and International financial institutions.  Management believes that the credit risk concentration with respect to receivables is limited.

c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 30 June 2009, the Company had a cash balance of $591,930 (2008 - $3,068,156) to settle current liabilities of $69,738 (2008 - $52,375).

d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

e)

Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

4.

Resource Property Costs

Bengara-II Property

During the year ended 30 June 2009, the Company incurred $10,988 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.  At 30 June 2009, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June		Costs		30 June
	2008	Exploration &	Reimbursed by	Impairment/	2009
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

	30 June		Costs		30 June
	2007	Exploration &	Reimbursed by	Impairment/	2008
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$32,760	$-	$(32,760)	$1

	30 June		Costs		30 June
	2006	Exploration &	Reimbursed by	Impairment/	2007
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$259,886	$(146,500)	$(113,386)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations.  On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells.  The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia.  Under the agreement, the Company was to pay total consideration of $27,320,000.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement.  In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the current period.  The Company also incurred $197,660 in legal fees and other costs in relation to this transaction.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee.  As a result of the termination, all acquisition costs relating to the Tungkal property were written off.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

4.

Resource Property Costs – Continued

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia.  Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited (“Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block.  Continental's wholly owned subsidiary, CESB2, owns a 24.999% stake in ACG and its new PSC.  In consideration, the Company made a payment $100,000 as an interest free loan.  The Company also incurred $10,463 in due diligence costs in relation to this transaction.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC.  CESB2 returned its entire 24.999% stake in ACG to Adelphi and has received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

5.

Equipment

Details are as follows:

			30 June
			2009
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

			30 June
			2008
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$17,947	$17,093
Computer equipment and software	163,678	106,912	56,766
Field survey equipment	27,167	14,563	12,604
	$225,885	$139,422	$86,463

6.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 30 June 2009, there are no preferred shares issued or outstanding.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

b)

Share Capital

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director (Note 7).

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director.  The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery.  The shares will be held in treasury until resold (Note 7d).

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

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

c)

Stock Options – Continued

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011.  The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.08.

On 2 December 2008, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

On 29 December 2008, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011.  The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011.  The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

2008

On 25 May 2008, a total of 1,750,000 stock options were granted to directors, an employee and consultants of the Company having an exercise price of $0.21 per share and expiring on 25 May 2011.  The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011.  The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.12.

On 22 December 2007, a total of 4,000,000 stock options were granted to directors, an employee and consultants of the Company having an exercisable price of $0.24 per share and expiring on 31 December 2010 and 700,000 stock options to employees and consultants of the Company having an exercisable price of $0.24 per share and expiring on 30 June 2009.  The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.15.

On 17 September 2007, a total of 500,000 stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010.  The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations.  The average grant date fair value of these stock options was $0.40.

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

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.

Share Capital – Continued

c)

Stock Options – Continued

2007 – Continued

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

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2007	4,650,000	$0.33
Options granted	7,350,000	0.26
Options expired	(750,000)	0.15

Options outstanding, 30 June 2008	11,250,000	0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	$0.20

As at 30 June 2009, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	3,000,000	$ 0.24	31 December 2010
	400,000	$ 0.20	17 March 2011
	1,750,000	$ 0.21	25 May 2011
	500,000	$ 0.21	30 June 2011
	100,000	$ 0.21	30 September 2011
	3,640,000	$ 0.15	31 December 2011

Total outstanding and exercisable	9,390,000

d)

Warrants

2009

There were no new share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.   Share Capital – Continued

d)

Warrants – Continued

2008 Warrant Amendments

During the 2008 fiscal year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010.  No change was made to the exercise prices.  The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

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

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2007	3,725,000	0.28
Warrants issued	10,265,000	0.88
Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$0.72

Details of outstanding share purchase warrants as at 30 June 2009 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	15,000	$ 1.00	23 July 2009
	250,000	$ 0.20	15 May 2010
	2,000,000	$ 0.40	30 June 2010
	1,725,000	$ 0.15	30 June 2010
	10,000,000	$ 0.90	29 August 2010

13,990,000

e)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 6c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2009	2008	2007
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 98%	91% - 107%	91% - 99%
Risk-free interest rate	1.32% - 3.16%	2.68% - 4.28%	4.02% - 4.73%
Expected life of options (years)	2.96 - 3.00	1.52 - 3.00	0.79 - 2.79

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

6.   Share Capital – Continued

e)

Black-Scholes Option-Pricing Model Assumptions – Continued

The fair value of each warrant issued and amended (Note 6d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2009	2008	2007
Expected dividend yield	n/a	0.00%	0.00%
Expected stock price volatility	n/a	85% - 103%	96%
Risk-free interest rate	n/a	2.76% - 4.66%	4.02%
Expected life of warrants (years)	n/a	2.00 - 3.00	1.79

7.

Related Party Transactions

The Company entered into transactions with related parties as follows:

a)

During the year, current and former management, director and officer fees in the amount of $367,000 (2008 - $422,500, 2007 - $425,625) were paid or accrued to directors of the Company.  In addition, the Company paid bonuses totaling $nil (2008 - $60,000, 2007 - $200,000) to two directors during the year.

b)

In December 2008, upon the resignation of a director and officer, the Company offset an amount of $37,500 of accrued termination benefit against a receivable owed to the Company.

c)

In March 2009, the contract of a former director and officer was bought out for $103,500, of which $48,500 was paid in cash and the remainder was settled by the issuance of 500,000 shares valued at $55,000 (Note 6b).

d)

During the year, the Company received 400,000 shares with a fair value of $36,000 from a former director as settlement for amounts due to the Company.  These amounts due were fully provided for in prior years (Note 6b).

e)

As at 30 June 2009, $3,787 (2008 - $Nil) is payable to officers of the Company relating to miscellaneous expenditure incurred on the Company’s behalf.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

8.

Income Taxes

a)

Income tax expense differs from the amount that would result from applying the federal and provincial statutory income tax rate to earnings before income taxes.  These differences result from the following items:

	2009	2008	2007

Loss before income taxes	$3,128,587	$3,116,762	$2,603,000
Tax rate	30.25%	32.82%	34.12%

Expected income tax recovery	(946,398)	(1,022,921)	(888,144)
Increase due to:
Non-deductible expenses	467,092	494,886	1,502,851
Losses and temporary differences for which no tax benefit has been recorded	449,965	528,035	-
Other	29,341	-	(614,707)

Total income taxes (recovery)	$-	$-	$-

b)

The components of the Company's future income taxes are as follows:

	2009	2008	2007

Future income tax assets
Non-capital losses	$1,405,779	$1,218,948	$1,128,909
Capital losses	194,486	219,375	272,971
Share issue costs	29,576	105,426	14,126
Capital assets	176,118	220,694	240,711
Resource properties	445,085	594,406	624,070
	2,251,044	2,358,849	2,280,787

Valuation allowance	(2,251,044)	(2,358,849)	(2,280,787)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

8.

Income Taxes – Continued

The Company has non-capital loss carry-forwards of approximately $5,514,000 that may be available for tax purposes.  The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US	Singapore

2010	$303,000	$-	$-
2014	384,000	-	-
2015	305,000	-	-
2026	-	43,000	-
2027	1,268,000	147,000	-
2028	1,143,000	265,000	-
2029	1,248,000	114,000	294,000

	$4,651,000	$569,000	$294,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

9.

Segmented Information

	North America	East Asia	Consolidated
30 June 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709
30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948

10.

Investment in Continental Biofuels Corporation

On 17 October 2007, the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia.  The Company purchased 1,000 shares of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake.  The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake.  On 11 August 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore, the Company’s interest in Continental Biofuels has been written off.  During the year ended 30 June 2009 the Company wrote-off a further $122,029 relating to funds advanced to and expenditures incurred on behalf of Continental Biofuels subsequent to 30 June 2008, but prior to 11 August 2008.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

11.

Subsequent Events

On 23 July 2009, 15,000 share purchase warrants expired without exercise (Note 6d).

Subsequent to June 30, 2009, the Company entered into a consultancy agreement that calls for the Company to pay an initial retainer of $25,000 and subsequent monthly fees in the amount of $7,500 as well as issue 1,000,000 share purchase warrants and 1,000,000 incentive stock options.  The warrants and stock options both have an exercise price of $0.15 and expire on September 16, 2012.  The Company may terminate the agreement by giving written notice at least 30 days prior to the 15th day of any month.

Subsequent to June 30, 2009, the Company entered into an investor relations agreement.  The agreement calls for the payment of $5,000 per month for a period of twelve months and the issuance of 350,000 conditional warrants to purchase common shares of the Company at an exercise price of $0.09 for a term expiring on September 16, 2010.  These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after January 1, 2010; April 1, 2010; July 1, 2010; and October 1, 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date.  The Company has an unconditional right to terminate the agreement after six months in which case all monthly payments will cease, any vested warrants will remain unaffected and all unvested warrants will be cancelled.

12.

Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation.  Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense.  Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003, US GAAP is consistent with Canadian GAAP.  The effect of the differences prior to 1 August 2003 is noted below.

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

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized  costs  in each  cost  center  do not  exceed  the sum of the present  value,  discounted  at 10%, of the estimated  constant  dollar, future  net  operating  revenue  from  proved reserves plus unimpaired unproved property costs less applicable taxes.  Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted.  If impairment exists, then the amount of the write down is determined using the fair value of reserves.  There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2009 and 2008, and therefore were written down to a nominal value.

d)

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

e)

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

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

		30 June 2009	30 June 2008
Current assets		$13,390	$49,962
Non-current assets		31,203	61,626
Total assets		$44,593	$111,588

Current liabilities		7,286	2,655
Long-term liabilities		-	-
Total liabilities		$7,286	$2,655

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2009	June 2008	June 2007
Operating Expenses	$296,529	$253,329	$107,497
Write-down of resource property costs	10,988	27,760	92,678
Net loss for the period	$307,517	$281,089	$200,175

Net cash used in:
Operating activities	$(323,629)	$(203,588)	$(184,332)
Investing activities	$(765)	$(45,371)	$(61,148)
Financing activities	$-	$-	$-

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

f)

The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2008	68,887,381	$13,319,423	$6,654,326	$(16,728,318)	$3,245,431

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 12a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 12b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2009	68,887,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

g)

New Accounting Pronouncements

In June 2009, the FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  SFAS 168 establishes the FASB Standards Accounting Codification (“Codification”) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative US GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. SFAS 168 also replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” given that once in effect, the Codification will carry the same level of authority. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, related to the changes to the special-purpose entity proposal in SFAS 166, “Accounting for Transfers of Financial Assets”, and the treatment of specific provisions of Interpretation 46(R).  SFAS 167 is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2009.  The Company has determined that the adoption of SFAS 167 will have no impact will have on its consolidated financial statements.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2009 and 2008

12.

Differences between Canadian and US GAAP – Continued

g)

New Accounting Pronouncements – Continued

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement”.  SFAS 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS 166 was established to clarify derecognition of assets under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS 166 is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2009.  The Company has determined that the adoption of SFAS 166 will have no impact will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS 165 is effective for financial statements issued for fiscal years and interim periods ending after 15 June 2009. The Company does not expect that the adoption of SFAS 165 to have a material impact on its consolidated financial statements.