Form 20-F
period 2010-06-30
CONTINENTAL ENERGY Corp
filed 2010-12-03
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     [   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year-ended JUNE 30, 2010

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17863

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

8751 North Himes Avenue, Tampa, Florida, U.S.A.,33614
(Address of principal executive offices)

Robert Rudman, CA, CFO, rrudman@continentalenergy.com, phone 813-387-3309, fax 813-935-8470
( Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
There were 72,390,381 common shares, without par value, issued and outstanding as of 6/30/10.

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

[   ] YES [X] NO

Report Date: November 26, 2010
TABLE OF CONTENTS

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 2 of 33

P A R T  I

This United States Securities and Exchange Commission Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Dates are expressed in this Annual Report in the form 6/30/10, which in this case means June 30, 2010. Further:

Fiscal year-end Date - The Company's fiscal year ends June 30th. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended 6/30/10 (“Fiscal 2010”.).

Report Date - This Annual Report was prepared in November 2010. Information contained herein is current and valid as at November 26, 2010, (11/26/10) the "Report Date" except where the context specified otherwise.

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

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

The financial data for Fiscal years ended 6/30/08, 6/30/09, and 6/30/10 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal years ended 6/30/06 and 6/30/07 are derived from the Company's audited financial statements, not included herein, but filed with previous Form 20F Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The financial data is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 3 of 33

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
	Fiscal Year Ended
	6/30/10	6/30/09	6/30/08	6/30/07	6/30/06*
Revenue	-	-	-	-	-
Net Income (Loss)	(1,275)	(3,129)	(3,117)	(2,603)	1,923
Earnings (Loss) Per Share – Basic	(0.02)	(0.05)	(0.05)	(0.04)	0.03
Earnings (Loss) Per Share – Diluted	(0.02)	(0.05)	(0.05)	(0.04)	0.03
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Weighted Average Number of Shares (000’s)	70,045	69,163	67,807	59,325	56,661
Working Capital	(185)	528	3,159	1,565	2,287
Oil and Gas Properties	0.001	0.001	0.001	0.001	0.001
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholders Equity (deficiency)	(166)	566	3,245	1,653	2,357
Total Assets	119	636	3,298	1,764	2,517
US GAAP Shareholders' Equity (deficiency)	(166)	566	3,245	1,653	2,357
US GAAP Net Income (Loss)	(1,275)	(3,129)	(3,117)	(2,603)	1,923
US GAAP Net (Loss) per Share Basic	(0.02)	(0.05)	(0.05)	(0.04)	0.03
US GAAP Net (Loss) per Share Diluted	(0.02)	(0.05)	(0.05)	(0.04)	0.03
US GAAP Weighted Avg No. of Shares (000's)	70,045	69,163	67,807	59,325	56,661

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

FOREIGN CURRENCY EXCHANGE RATES
Equal to One US Dollar
	CDN	IDR	SGD
Month Ended 10/31/10	1.0211	8,936	1.2967
Fiscal Year Ended 06/30/10	1.0504	9,063	1.3984
Fiscal Year Ended 06/30/09	1.1566	10,210	1.4477
Fiscal Year Ended 06/30/08	1.0186	9,220	1.3608
Fiscal Year Ended 06/30/07	1.1330	9,010	1.5319
Fiscal Year Ended 06/30/06	1.1588	9,262	1.5834

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 4 of 33

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 5 of 33

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 6 of 33

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

Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 21.2 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this annual report). Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 7 of 33

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 8 of 33

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

Representative Office - The Company maintains a representative office at 8751 North Himes Avenue, Tampa, Florida, 33614; the telephone number is +1-813-387-3309 and the facsimile number is +1-813-935-8470.

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, Canada, V7X-1L3, the telephone number is +1-604-631-3300. The web site address is www.continentalenergy.com.

MATERIAL EVENTS OCCURING DURING THE LAST FISCAL YEAR ENDED 6/30/10

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 9 of 33

Incentive Stock Options Activity – On 9/16/09, a total of 1,000,000 new incentive stock options were granted, having an exercise price of $0.15 and a 3 year term expiring 9/16/12.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/10 UNTIL THE REPORT DATE

2011 Bengara-II Block Budget Presented - Pursuant to a press release made on 11/16/10 the Company announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million. The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million. The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues. The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses. The budget is subject to the revision of and the approval of Indonesian oil and gas regulator BPMIGAS.

2010 Audited Annual Financial Statements Filed - On 10/28/10 the Company filed its audited financial statements for the Fiscal Year ended 6/30/10 with Canadian securities regulatory authorities on SEDAR in accordance with Canadian securities requirements.

2010 AGM Set - On 10/08/10 the Company served notice of its Annual General Meeting to be held on 12/10/10. All holders of common shares as of the record date, 11/05/10 shall be entitled to vote at the meeting.

2010 Annual Reserves Report Posted - On 11/04/10 the Company posted its annual reserves report at fiscal year end 6/30/10 on SEDAR in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to the Form 51-101F1 section of the NI 51-101 was filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on. The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” was also filed concurrently. The full NI 51-101 report has been filed on SEDAR and is available for download at http://sedar.com/search/search_form_pc_en.htm.

Investment Activity - On 7/7/10 the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 7/31/10. On 7/31/10, the agreement was amended to extend the 7/31/10 payment deadline until 11/1/10.

Share Purchase Warrants Activity - No outstanding share purchase warrants were exercised. No new share purchase warrants were issued. No share purchase warrants expired. On 8/29/10 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions. A total of 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of 8/29/10 were amended to have a new exercise price of $0.20 and a new expiry date of 8/29/12.

Incentive Stock Options Activity - No outstanding incentive stock options were exercised. No new incentive stock options were granted. No outstanding incentive stock options expired. On 9/29/10 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions. A total of 600,000 stock options having exercise prices of $0.07 per share and with an expiry date of 12/31/10 were amended to have a new expiry date of 12/31/11. A total of 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 6/30/12. A total of 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 12/31/12.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 10 of 33

Wholly-owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to a specific oil and gas property. The accounts of wholly-owned subsidiaries are consolidated into those of the Company. At the Report Date, and during the past three fiscal years, the Company's wholly-owned subsidiaries include or included the following:

TXX Energy Corporation ("TXX") was incorporated on 1/16/06 in Texas by the Company as a wholly-owned subsidiary. TXX was formed for the purposes of pursuing a certain oil and gas exploration and production opportunities in the USA which never materialized. During the Fiscal Year 2009 the Company wound up and dissolved TXX and requested it be struck off. At the Report Date the Company has no further interests in TXX.

Continental Energy Pte. Ltd. (“CEPL”) was incorporated on 6/16/08 in Singapore by the Company. CEPL was formed for the for the purposes of holding and consolidating the Company's interest in certain new and planned future SE Asian oil and gas exploration and production properties. During Fiscal 2009 CEPL established and operated wholly-owned subsidiaries of its own which included the following:

Continental Energy (South Bengara-II) Pte. Ltd. (“CSB2”) was incorporated on 6/17/08 in Singapore by the Company as a wholly-owned subsidiary of CEPL. CSB2 was formed for the contingent purposes of owning and holding a 24.999% interest in a joint venture company ACG (South Bengara-II) Pte. Ltd. (“ACG”). During Fiscal 2009 the Company withdrew from the opportunity and CSB2 returned its share allotment in ACG. During Fiscal 2010 CSB2 was wound up and struck off by the Singapore companies registrar. At the Report Date the Company has no further interests in CSB2.

Continental Energy (Tungkal) Pte. Ltd. (“CETK”) was incorporated on 8/1/08 in Singapore by the Company as a wholly-owned subsidiary of CEPL. CETK was formed for the contingent purposes of owning and holding the Company's interest in the Tungkal PSC joint venture. During Fiscal 2009 the Company’s attempts to acquire an interest in the Tungkal PSC joint venture were not successful. During Fiscal 2010 CETK was wound up and struck off by the Singapore companies registrar. At the Report Date the Company has no further interests in CETK.

CEPL remained dormant through the end of Fiscal 2010. Subsequent to end Fiscal 2010 on 6/30/10, the Company sold 100% of its shares of CEPL to two arms length parties for cash consideration of US$ 71,500 with effect on 7/7/10. At the Report Date the Company has no further interests in CEPL.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 11 of 33

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

c.  DRILLING ACTIVITY.

The following table sets out the number of wells we participated in during each of our three most recently completed fiscal years.

	Fiscal Year Ended
Wells by Classification	6/30/10		6/30/09		6/30/08
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	4.7
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	4.7

Wells by Type
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	4.7
Total - Wells by Type	0	0	0	0	4.7

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 12 of 33

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

	Acreage and Leases at Fiscal Year Ended
Area	6/30/10		6/30/09		6/30/08
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	901,668	162,300	901,668	162,300	901,668	162,300
Total - Acres	901,668	162,300	901,668	162,300	901,668	162,300

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

New Acquisitions and Dispositions - During Fiscal 2010 the Company made no new acquisitions or dispositions of oil and gas properties.

e.  OIL AND GAS COSTS.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed fiscal years.

Activity		Oil and Gas Costs at Fiscal Year Ended
		6/30/10		6/30/09		6/30/08
Exploration investment in Bengara-II		1,469		10,998		32,760
Reimbursement from Joint Venture Partners	-	-	-	-	-	-
Impairment/Abandonment Provision		(1,469)		(10,998)		(32,760)
Total - US$	-	-	-	-	-	-

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 13 of 33

ITEM 4A.  UNRESOLVED STAFF COMMENTS

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three fiscal years ended 6/30/10, 6/30/09, and 6/30/08. Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with the audited, consolidated financial statements for the previous fiscal year ended 6/30/09.

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

FINANCIAL RESULTS FOR FISCAL YEAR 2010, ENDED 6/30/10

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments during Fiscal Year Ended 6/30/10 - The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior year, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and costs relating to its investment in Continental Biofuels amounting to $122,028.

Finance during Fiscal Year Ended 6/30/10 - During the year ended 6/30/10, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010. On 6/30/10, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011. On 6/30/10, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

Income during Fiscal Year Ended 6/30/10 - Overall, the Company had a loss from operations during the year ended 6/30/10 of $1,275,386 compared to $3,128,587 in the year ended 6/30/09. The Company had a loss per share of $0.02 in 2010 compared to a loss per share of $0.05 in 2009. During the period, the Company generated $5 in interest income compared with $12,717 in the prior period. The decrease is due to lower cash balances on hand during the current period. In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029. The Company did not have any similar write offs during the year ended 6/30/10.

Expenses during Fiscal Year Ended 6/30/10 - General and administrative expenses decreased by $442,092 from $1,716,014 to $1,273,922 for the years ended 6/30/09 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $421,180 from $791,070 to $369,890 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $38,179 from $135,571 to $97,392 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $63,167 from $106,283 to $43,116 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $183,960 for the year ended 6/30/10 compared to $376,127 in the year ended 6/30/09 for a decrease of $192,167. The current period expense relates to options and warrants granted to Robert Rudman, the Company’s new CFO, the Company’s President and COO, Andrew Erikkson, the Company’s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. (“Agoracom”), Aspen Capital Partners LLC (“Aspen”) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $3,724 to $39,070. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $92,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $109,229 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 14 of 33

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

Expenses During Fiscal Year Ended 6/30/09 - General and administrative expenses decreased by $1,372,649 from $3,088,663 to $1,716,014 for the years ended 6/30/08 and 6/30/09 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the year ended 6/30/09 compared to $1,167,688 in the year ended 6/30/08 for a decrease of $791,561. Office expenses decreased $143,977 from $279,548 to $135,571 as the Dallas office was closed during the year and less data software was purchased. Investor relations costs decreased by $124,571 from $128,295 to $3,724. In the prior year, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management. All other expense groups do not significantly differ from the prior period.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 15 of 33

Expenses During Fiscal Year Ended 6/30/08 - General and administrative expenses increased by $477,409 from $2,611,254 to $3,088,663 for the years ended 6/30/07 and 2008 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $1,167,688 for the year ended 6/30/08 compared to $673,242 for the year ended 6/30/07. During the year, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $279,256 for 2008 compared to $112,723 for 2007. Management fees increased by $31,484 from $740,522 in 2007 to $772,006 in 2008. Consulting fees were down $95,701 to $32,200 compared with $127,901 in the prior year. The Company utilized more consultants in the prior period. Rent decreased by $35,910 from $89,986 to $54,076. Travel decreased by $102,149 from $238,229 to $136,080. The current year travel costs are consistent with fiscal 2006 levels. Investor relations decreased by $40,601 from $168,896 in 2007 to $128,295 in 2008. The decrease is due to the Company attending fewer conferences during the current year. Office expenses increased by $103,658 from $175,890 in 2007 to $279,548 in 2008. The increase in office expenses for the current year relates to purchases in the amount of $150,000 for subscriptions to a worldwide oil and gas exploration database. Professional fees decreased by $61,702 from $203,811 to $142,109. All other expense groups appear consistent with the comparative period and some decreased slightly.

B.  LIQUIDITY AND CAPITAL RESOURCES.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to focus its efforts on acquisition of oil and gas producing properties to generate revenue. The Company also intends to conduct additional fund raising activities during Fiscal 2010.

Working Capital Situation at Fiscal Year Ended 6/30/10 - As at 6/30/10, the Company’s consolidated financial statements reflect a working capital deficit of $184,598. This represents a decrease in the working capital of $712,636 compared to the 6/30/09 working capital of $528,038. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at 6/30/10 was $88,843 compared to $591,930 as at 6/30/09, a decrease of $503,087. The Company used $686,628 for operating activities during the year ended 6/30/10 compared with $1,083,322 in the year ended 6/30/09. The cash resources used for investing activities during the year ended 6/30/10 was $1,469 compared with $1,446,904 for the year ended 6/30/09. The cash resources provided by financing activities during the year ended 6/30/10 was $185,010 compared with $54,000 in the year ended 6/30/09.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our “Short Term” (at least one year), “Mid Term” (two to three years) and “Long Term” (over three years) debt and fixed contractual obligations for the upcoming five fiscal years:

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 16 of 33

Contractual Obligations as at 6/30/10
Obligation	Total	Short Term	Mid Term	Long Term
Debt Principal	nil	nil	nil	nil
Debt Service Interest	nil	nil	nil	nil
Non Cancelable Leases	nil	nil	nil	nil
Environmental liabilities	nil	nil	nil	nil
Asset Retirement Obligations	nil	nil	nil	nil
Property Work Commitments	nil	nil	nil	nil
Totals	nil	nil	nil	nil

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

Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	Executive Director & CEO	56	1/99	Compensation, & Reserves	Geologist [1]	None
Robert V. Rudman	Executive Director & CFO	63	12/09	Audit & Reserves	Businessman & Accountant [3]	Innovative Software Technologies, Inc. (INIV:PK)
David T.W. Yu	Non-Executive Director	55	5/05	Audit & Compensation	Businessman [2]	Apolo Gold & Energy Inc. (OTC: APLL)
Phillip B. Garrison	Non-Executive Director	57	9/07	Audit & Compensation	Businessman & Accountant [3]	None

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 17 of 33

2.

Executive Director - Robert V. Rudman is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse Coopers and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and Director of an emerging high technology public company for a period of twelve years, Mr. Rudman served as its CFO, CEO, and later as the Chairman of the Board.

3.

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

4.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 18 of 33

Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	56	1/99	Geologist	None
Andrew T. Eriksson [2]	President & COO	37	4/09	Geologist	None
Robert V. Rudman [3]	CFO	63	9/09	Businessman & Chartered Accountant	1-Aspen Capital Partners LLC 2-Innovative Software Technologies, Inc. (INIV:PK)

Notes to table:

(1)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director and President COO of the Company’s 50% owned Indonesian joint venture company CG Xploration Inc. and up to its sale in 7/10 was managing Director of the Company’s wholly-owned Singaporean subsidiary Continental Energy Pte. Ltd.

(2)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd. and up to its sale in 7/10 was a Director of the Company’s wholly-owned Singaporean subsidiary Continental Energy Pte. Ltd. Prior to being appointed the Company’s President and COO, he was employed by the Company as its exploration manager since 5/03.

(3)

A non-exclusive and part-time employee of the Company who devotes time as required to the affairs of the Company and its subsidiaries. He is also a Managing Director of Aspen Capital Partners LLC, a financial and management consultant engaged by the Company under a written contract which, among other things, provides for the provision of the personal services of Mr. Rudman as the Company’s CFO. He is also a Canadian Chartered Accountant.

Qualifications and Experience of the Officers - A brief description of the qualifications, experience, and principal business activities of each Officer follows:

1.	Richard L. McAdoo is the Company’s Chairman and Chief Executive Officer or CEO. See other details in the preceding section concerning Directors experience.
2.	Robert V. Rudman is the Company’s Chief Financial Officer or CFO. See other details in the preceding section concerning Directors experience.
3.

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

  providing executives with an equity-based incentive plan, namely a stock option plan;

  aligning employee compensation with Company corporate objectives; and

  attracting and retaining highly qualified individuals in key positions.

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

Compensation Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.	base salary;
2.	non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;
3.	long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and
4.	other elements of compensation—consisting of benefits and perquisites.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 19 of 33

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

COMPENSATION OF OFFICERS AND DIRECTORS IN FISCAL 2010 - During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 20 of 33

Summary Table - Compensation of Directors and Officers During Fiscal 2010
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Officers
Richard L. McAdoo Chairman & CEO	30-JUN-10	$120,000	Nil	$13,098 (2)	Nil	Nil	Nil	Nil	$133,098
Andrew T. Eriksson President & COO	30-JUN-10	$90,000	Nil	$15,495 (2)	Nil	Nil	Nil	Nil	$105,495
Robert V. Rudman CFO	30-JUN-10	Nil	Nil	$71,960 (2)	Nil	Nil	Nil	Nil	$71,960
Non-Executive Directors		Fees
Philip B. Garrison Non-Executive Director	30-JUN-10	Nil	Nil	$13,098 (2)	Nil	Nil	Nil	Nil	$13,098
David T.W. Yu Non-Executive Director	30-JUN-10	Nil	Nil	$13,098 (2)	Nil	Nil	Nil	Nil	$13,098

Notes to the table:

[1]	At the current share price at the Report Date, all of the stock options disclosed in the above table are in the money.
[2]

The value of the option-based awards reflects the fair value of options granted on the dates of grant. The fair value was computed using the Black Scholes option pricing model with the following weighted average assumptions: a) average risk-free interest rate of 0.37; b) expected 1.97-year life of the option; c) the price of the stock on the grant date of $0.05; d) expected volatility of 87.93%; and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

C.  BOARD PRACTICES.

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to four Directors. Our last annual general meeting was held on 12/30/09, at which then retiring incumbent Directors McAdoo, Garrison, and Yu were each re-elected and Director Rudman was newly elected. Our next annual general meeting is scheduled for 12/10/10. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

Audit Committee - The Board of Directors has created an "Audit Committee" and duly appointed Executive Director Robert V. Rudman and non-executive Directors Garrison and Yu to serve on the Audit Committee. Non-Executive Director Garrison is a CPA. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year-end audit. The Company’s CFO serves as the Audit Committee’s chairman. As at the Report Date the Compensation Committee does not consist of the entire Board of Directors.

Additional Audit Committee Disclosure - National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee - The Company’s audit committee during the most recently completed financial year consisted of three directors: Robert V. Rudman, Philip B. Garrison, and David W.T. Yu. As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”. Robert V. Rudman is CFO of the Company and are therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 21 of 33

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

Executive Compensation Committee - The Board of Directors has created a "Compensation Committee" and duly appointed executive Director McAdoo and non-executive Directors Garrison and Yu serve on the Compensation Committee. The committee is charged with the responsibility to review and recommend contracts and terms of compensation to be paid to Company management. Mr. McAdoo serves as the committee’s chairman. As at the Report Date the Compensation Committee does not consist of the entire Board of Directors.

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

D.  EMPLOYEES.

During Fiscal 2010, in addition to its Officers, the Company had 12 full time employees and 2 part time employees, all located at the Company’s Indonesia representative office in Jakarta or its field office in Tanjung Selor. Of these employees, 6 are geoscientists and technical support staff, two are accounting staff, and the remainder are administrative and support staff. None of the Company’s employees are represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of Security	Name of Beneficial Owner	Number of Voting Securities Owned	% of Total Voting Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	4,829,158	6.6%
Common Shares	David T.W. Yu, Director	3,833,334	5.3%
Common Shares	Phillip B. Garrison, Director	0	0.0%
Common Shares	Andrew T. Eriksson, COO	1,465,000	2.0%
Common Shares	Robert Rudman, Director & CFO	2,000	0.1%
	Directors & Officers as a Group	10,129,492	14.0%

Common Shares	Total Issued & Outstanding	72,390,381	100%

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 22 of 33

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

Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo Director & CEO	$0.07	12/31/12	1,000,000	9.3%
David T.W. Yu Director	$0.07	12/31/12	1,000,000	9.3%
Phillip B. Garrison Director	$0.07	12/31/12	1,000,000	9.3%
Andrew T. Eriksson President & COO	$0.07	12/31/11	160,000	9.3%
	$0.07	12/31/12	840,000
Robert Rudman Director & CFO	$0.07	12/31/12	1,000,000	9.3%
Total Directors & Officers as a Group			5,000,000	46.5%
Other Optionees as a Group	$0.07 to $0.15	Various	5,750,000	53.5%
Total Stock Options Outstanding at the Report Date			10,750,000	100.0%

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2010 year end on 6/30/10 the total number of common shares issued and outstanding was 72,390,381. As of the Report Date the total number of common shares issued and outstanding was 72,390,381. Zero preferred shares were issued at Fiscal 2010 year-end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/10	Last Unaudited Quarter End 9/30/10	At The Report Date 11/26/10
Common Shares	500,000,000	72,390,381	72,390,381	72,390,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 101,108,381 common shares of the Company either issued or allocated under unexercised outstanding options and warrants. This fully-diluted total includes 72,390,381 common shares actually issued and outstanding plus 17,968,000 outstanding unexercised warrants and plus 10,750,000 outstanding unexercised options to purchase additional common shares as summarized in the table below.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 23 of 33

Fully Diluted Shareholding
Type of Security	Last Audited Year End 6/30/10	Last Unaudited Quarter End 9/30/10	At The Report Date 11/26/10
Common Shares	72,390,381	72,390,381	72,390,381
Warrants	17,968,000	17,968,000	17,968,000
Options	10,750,000	10,750,000	10,750,000
Fully Diluted Total	101,108,381	101,108,381	101,108,381

A.  MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 72,390,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Richard L. McAdoo (1)	4,829,158	6.7%
Common Shares	David T.W. Yu (2)	3,833,334	5.3%
Common Shares	Macquarie Bank Ltd. (3)	5,250,000	7.3%
	Major Shareholders as a Group	13,912,492	19.3%
Common Shares	CDS (4,6)	38,404,872	53.0%
Common Shares	CEDE & Co. (5,6)	14,366,533	19.7%
Common Shares	Total Issued & Outstanding	72,390,381	100.0%

Notes to Table:

1	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
2	Major Shareholder, Non Executive and Independent Director of the Company.
3	Major Shareholder.
4	Canadian Depository for Securities, Inc., a Canadian nominee securities depository and clearing house for banks, brokers, and institutions.
5	American nominee of the Depository Trust Company, a nominee securities depository and clearing house for banks, brokers, and institutions.
6	The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer agent furnishes us a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information. The information about shareholder shown in the following table is at 11/5/10 “Record Date” for the Company’s Fiscal 2010 annual general meeting.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 24 of 33

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

Therefore we estimate that the number of shareholders of the Company, the amounts of shares held, and the geographic distribution of our Registered Shareholders, Unregistered Shareholders, and nominee depositories as shown in the following table:

ESTIMATE OF NUMBER AND DISTRIBUTION OF SHAREHOLDERS
	Canadian Residents		Other Nation Residents		USA Residents		Total
	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held
Registered Shareholders	48	1,835,359	35	11,993,834	95	5,789,783	178	19,618,976
Estimate of Unregistered Shareholders	300	--	100	--	300	--	700	--
CDS Depository, Canada	1	38,404,872	--	--	--	--	1	38,404,872
CEDE Depository, USA	--	--	--	--	1	14,366,533	1	14,366,533
Totals	349	40,240,231	135	11,993,834	396	20,156,316	880	72,390,381

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

B.  RELATED PARTY TRANSACTIONS.

On 9/15/09 the Company entered into a 12-month contract with Aspen Capital Partners LLC (“Aspen”), a financial and management consultant to among other things, provide fund raising advice, other financial and investor relations services, and the personal services of Mr. Robert V. Rudman to act as the Company’s CFO. Mr. Rudman is a director of the Company and also a managing director of Aspen. The contract may be terminated with 30-days notice by either party. This contract is ongoing at the Report Date.

During the fiscal year ended 6/30/10, management, director and officer fees in the amount of $210,000 were paid or accrued to directors and officers of the Company and consulting fees in the amount of $92,500 were paid or accrued to a firm in which an officer of the Company is a managing director. At fiscal year end 6/30/10, $152,500 was payable to officers of the Company relating to outstanding management fees. At the Record Date, $77,000 was payable to an officer and director relating to cash advances to the Company since 6/30/10.

Except for the related party transaction described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s preceding fiscal year-ended 6/30/10 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 25 of 33

C.  INTERESTS OF EXPERTS AND COUNSEL.

Since the end of the Company's Fiscal 2010 year end, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

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

The Company’s audited financial statements for Fiscal 2010 can be found under "Item 18 - Financial Statements" in the annual report below.

B.  SIGNIFICANT CHANGES.

Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

ITEM 9.  THE OFFER AND LISTING.

A.  OFFER AND LISTING DETAILS.

The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and the high and low trading prices during the quarter and the end quarter closing sales price for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on the Report Date was $0.12.

For the Period	Common Shares	US$ Dollar Sales Price
	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 9/30/2010	482,400	$0.14	$0.03	$0.09
Quarter Ended - 6/30/2010	764,400	$0.14	$0.05	$0.09
Quarter Ended - 3/31/2010	1,195,900	$0.14	$0.04	$0.09
Quarter Ended - 12/31/2009	2,470,200	$0.09	$0.04	$0.06
Quarter Ended - 9/30/2009	1,630,250	$0.11	$0.06	$0.11
Quarter Ended - 6/30/2009	951,100	$0.15	$0.09	$0.10
Quarter Ended - 3/31/2009	585,600	$0.19	$0.10	$0.11
Quarter Ended - 12/31/2008	2,223,200	$0.25	$0.10	$0.16

B.  PLAN OF DISTRIBUTION.

We are filing this Form 20-F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.B is not applicable.

C.  MARKETS.

Our common shares are quoted on the OTC Bulletin Board under the symbol "CPPXF".

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 26 of 33

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

Directors - Our Articles have provisions related to conflicts of interests of directors in certain corporate transactions. A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company proposes to enter into, must disclose such interest and is liable to account to the Company for any profit that accrues to the director or senior offer as a result of the transaction if the provisions for disclosure and director approval set out in the Business Corporations Act (British Columbia) are not complied with. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Under the Business Corporations Act (British Columbia), a director does not hold a disclosable interest in a contract or transaction merely because it relates to his/her compensation in his/her capacity as a director, officer, employee or agent of the Company.. Our Articles provide that our directors may, without shareholder approval, borrow money upon the credit of our company, issue and sell bonds or debentures and provide guarantees. Neither our Notice of Articles or Articles set out a mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

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

Shareholder Meetings - The Business Corporations Act (British Columbia) provides that: (i) meetings of shareholders must be held in British Columbia, unless otherwise provided in a company's Articles; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders for a shareholder meeting may be set by the Articles and the Company’s Articles provide that the quorum for the transaction of business at a meeting of our shareholders is two shareholders, or one or more proxy holder representing two members, or one member and proxy holder representing another member; (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (vii) upon the application of a director or shareholder entitled to vote at the meeting, the Supreme Court of British Columbia may order a meeting to be called, held and conducted in a manner that the Court directs.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 27 of 33

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

Delay of Change of Control - Pursuant to the provisions of the Business Corporations Act (British Columbia), at each annual general meeting of our shareholders all of our directors retire and the shareholders appoint a new board of directors. Each director holds office until our next annual general meeting unless: (i) he dies or resigns; (ii) he is removed by ordinary resolution of our shareholders (or class or series of shareholders if such class or series has the exclusive right to elect one or more directors); or (iii) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting). With the exception of provisions in our Articles that limit the number of directors that can be appointed between annual meetings of shareholders and that give our directors the authority to issue blank check preferred stock, there are no provisions in our Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

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

C.  MATERIAL CONTRACTS

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". See disclosure above in Item-4.D.c above entitled “PSC Leaseholds” for disclosure of other terms of the Bengara-II PSC. Further:

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

2.

Bengara-II PSC Term - In response to an application filed with Indonesian authorities and dated 11/22/07 to extend the initial 10-year exploration period of the Bengara-II PSC to enable it to 1) complete additional testing of the 4 wells drilled during 2007; 2) acquire additional 2D and 3D seismic in the Block; 3) conduct further appraisal and delineation drilling to more fully assess and appraise a promising indication of a possible discovery; and 4) based upon the results of the foregoing, file a Plan of Development ("POD") for additional government approval. In a letter from Indonesian authorities dated 2/9/09 CGB2 received an extension of the initial exploration period of the Bengara-II until 12/4/11. Further extensions may be granted by Indonesian authorities subject to further approval based on an annual review by Indonesian authorities of CGB2’s progress and results of appraisal work. At any time that CGB2 determines any commercial oil and gas development within the Bengara-II PSC contract area is justified, it may submit an initial plan of development (“POD”) for the first oil or gas field in the block. Upon approval of such initial POD by government authorities then the Bengara-II Block may be held by CGB2 for the full PSC term of 30-years until 12/04/27.

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) - At the Report Date the Company owns 18% of the shares of CGB2. GeoPetro Resources Company (“GeoPetro”: NYSE Amex: GPR.A) owns 12% of the shares of CGB2. CNPC (Hong Kong) Ltd. (“CNPCHK”: HKSE: 0135.HK), through its wholly owned subsidiary CNPCHK (Indonesia) Ltd. (“CNPCHK-Indonesia”), owns 70% of the shares of CGB2.

CGB2 Shares Sale and Purchase Agreement (“SPA”) - During the fiscal year 2007, the Company entered into a SPA dated 9/29/06 with GeoPetro, CNPCHK, and CNPCHK-Indonesia and GeoPetro pursuant to which the Company and GeoPetro each sold 70% of their respective shares of CGB2 to CNPCHK-Indonesia. CNPCHK is also a party to the SPA in its capacity as guarantor of the obligations thereunder of its wholly owned subsidiary CNPCHK-Indonesia. The Company retained an 18% share of CGB2. To earn its 70% stake in CGB2 CNPCHK paid $18,700,000 in cash into CGB2 which was used to pay for Fiscal 2008 drilling of 4 exploratory wells on the Bengara-II Block property. At the Report Date CNPCHK remains obliged to the Company under the SPA to, upon the approval by Indonesian authorities of the first plan of development (“POD”) for any oil and gas discovery within the Bengara-II PSC contract area:

1.	pay a cash bonus in the net amount of $3,000,000 to the Company; and

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 28 of 33

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

1.

CGB2 is obliged to externally finance and fund all its own working capital requirements. There are no contractual provisions in the SHA or the SPA for CGB2 to impose a funding obligation or place cash calls on the Company, or any other CGB2 shareholder, in respect of future cash requirements of CGB2 or on future exploration and development work in the Bengara-II PSC.

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

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 29 of 33

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

United States Taxation - For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("US Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are capital assets in the hands of the US Taxpayer. For federal income tax purposes, a US Taxpayer will be required to include in gross income dividends received on the Company's common shares. A US Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.

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

I.  SUBSIDIARY INFORMATION.

As of the Report Date, we have direct and indirectly owned subsidiaries incorporated in the United States as further described in Item-4.C and as shown in the following table:

Subsidiary	Incorporation / Acquisition Date	Ownership Percentage
CG Xploration Inc.	11/18/05	50%

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The provision of information called for by this Item-11 is not applicable.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 30 of 33

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

ITEM 15. CONTROLS AND PROCEDURES.

A.  DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at fiscal year end 6/30/10 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/10.

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

Our management assessed the effectiveness of our internal control over financial reporting as of 6/30/10 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/10, based on those criteria.

C.  ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

This report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform Act of 2010 that provides small public companies with market capitalizations below $75 million a permanent exemption from the Sarbanes-Oxley Section 404(b) requirement to obtain an audit of internal controls over financial reporting.

D.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in the Company’s internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 31 of 33

ITEM 16. [RESERVED]

A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that we have one member of our Audit Committee that qualifies as an "Audit Committee financial expert" as defined in Item 401(e) of Regulation S-B. We believe that the members of our Board of Directors, who are the same members of our Audit Committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for the period covered by this Annual Report, fiscal year-ended 6/30/10.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/10 are expected to be approximately $28,000 (2009 - $27,736.80).

Audit Related Fees - The aggregate fees billed by DMCL for professional services rendered and related to the audit of our annual financial statements for the year ended 6/30/10 including reviews of related annual regulatory filings made in British Columbia and in this Annual Report are expected to be approximately $3,000 (2009 - $3,150).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/10 were $nil (2009 - $nil).

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

E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the most recently completed financial year ended 6/30/10 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The provision of information called for by this Item-16.D is not applicable, there have been no changes to our certifying accountant during the past two most recent fiscal years.

G.  CORPORATE GOVERNANCE.

Our Company’s securities are quoted on the OTCBB and are not listed on a national securities exchange. This Annual Report is for our fiscal year-ended 6/30/2010. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 32 of 33

P A R T III

ITEM 17.  FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM 18.  FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2010 with this annual report on Form-20F in the form described in the following list and attached following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report

1.	Financial Statement Title Page
2.	Reports of our Auditor, DMCL, for the past 3 fiscal years ended 6/30/10, 6/30/09, and 6/30/08.
3.	Comments by our Auditor, DMCL, for US Readers on Canada-US Reporting Differences.
4.	Consolidated Balance Sheets for the past 2 fiscal years ended 6/30/10 and 6/30/09.
5.	Consolidated Statement of Shareholders’ Equity for the past 3 fiscal years ended 6/30/10, 6/30/09, and 6/30/08.
6.	Consolidated Statement of Operations for the past 3 fiscal years ended 6/30/10, 6/30/09, and 6/30/08.
7.	Consolidated Statement of Cash Flows for the past 3 fiscal years ended 6/30/10, 6/30/09, and 6/30/08.
8.	Notes to the Consolidated Financial Statements for the past 3 fiscal years ended 6/30/10, 6/30/09, and 6/30/08.

ITEM 19.  EXHIBITS.

Exhibit	Description
01.1	(1) Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2) Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers Last Revised and Restated on November 26, 2010
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO.
99.1	(3) Audit Committee Charter
99.2	(4) Compensation Committee Charter

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

SIGNATURES

Continental Energy Corporation

/s/ Richard L. McAdoo
By: Richard L. McAdoo, Director & CEO
Report Date: November 26, 2010

Continental Energy Corp.	2010 Annual Report on Form 20F	Page 33 of 33

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2010 and 2009

Expressed in U.S. Dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (an Exploration Stage Company):

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2010 and 2009, the consolidated statements of shareholders’ deficiency, loss and comprehensive loss and cash flows for the years ended June 30, 2010, 2009 and 2008.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009, the results of its operations and cash flows for the years ended June 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
October 20, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 20, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
October 20, 2010

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2010	2009
Current
Cash	$88,843	$591,930
Receivables	1,881	936
Prepaid expenses and deposits	9,465	4,910
	100,189	597,776
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	18,965	37,931
	$119,156	$635,709

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10d)	$284,787	$69,738

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 9)	13,522,030	13,419,653
Contributed Surplus - Statement 2 (Note 9)	7,140,572	6,699,165
Deficit - Statement 2	(20,828,233)	(19,552,847)
	(165,631)	565,971
	$119,156	$635,709

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"

_________________________________, Director

"Robert V. Rudman"

_________________________________, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498)	$1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year	-	-	-	-	(3,116,762)	(3,116,762)

Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	-	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	-	55,000
Treasury shares held	-	(36,000)	-	-	-	(36,000)
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the year	-	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	-	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,377	-	82,633	-	185,010
Financing fees - warrants	-	-	-	79,008	-	79,008
Financing fees - options	-	-	-	95,806
Stock-based compensation	-	-	-	183,960	-	183,960
Loss for the year	-	-	-	-	(1,275,386)	(1,275,386)
Balance - 30 June 2010	72,390,381	$13,522,030	$-	$7,140,572	$(20,828,233)	$(261,437)

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2010	2009	2008

Expenses
Amortization	$18,966	$40,304	$63,983
Consulting fees (Note 10b)	92,500	9,750	32,200
Filing fees	15,421	18,312	11,562
Financing fees - cash	14,800	-	-
Financing fees - warrants (Note 9d)	79,008	-	279,256
Financing fees - options (Note 9c)	95,806	-
Foreign exchange loss	4,677	8,851	1,804
Bank charges	5,126	7,690	3,935
Investor relations	39,070	3,724	128,295
Management fees, salaries and wages (Note 10a and d)	369,890	791,070	772,006
Office expenses	97,392	135,571	279,548
Professional fees	161,010	158,663	142,109
Rent, office maintenance and utilities	51,447	56,636	54,076
Shareholder communication and transfer agent	1,733	3,033	16,121
Stock-based compensation (Note 9c and d )	183,960	376,127	1,167,688
Travel and accommodation	43,116	106,283	136,080

Loss Before the Undernoted	(1,273,922)	(1,716,014)	(3,088,663)

Other Income (Expenses)
Bad debt recovery (Note 9b and 10e)	-	36,000	-
Interest income	5	12,717	105,274
Loss on disposal of equipment	-	(8,993)	-

Loss on dissolution of Continental Biofuels (Note 13)	-	(122,029)	(17,815)
Loss on equity investment in Continental Biofuels (Note 13 )	-	-	(82,184)
Loss on debt settlement	-	(6,157)	-
Write-off of property acquisition costs (Note 7)	-	(1,313,123)	-
Write-off of loans receivable	-	-	(614)
Write-off of resource property costs (Note 7)	(1,469)	(10,988)	(32,760)

Loss and Comprehensive Loss for the Year	$(1,275,386)	$(3,128,587)	$(3,116,762)

Loss per Share - Basic and Diluted	$(0.02)	$(0.05)	$(0.05)

Weighted Average Number of Shares Outstanding	70,045,277	69,163,217	67,807,203

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		For the		For the		For the
		Year Ended		Year Ended		Year Ended
		30 June		30 June		30 June
Cash Resources Provided By (Used In)		2010		2009		2008

Operating Activities
Loss for the period		$(1,275,386)		$(3,128,587)		$(3,116,762)
Items not affecting cash
Amortization		18,966		40,304		63,983
Financing fees - warrants		79,008		-		279,256
Financing fees - options		95,806		-		-
Loss on disposal or write-down of equipment		-		8,993		-
Loss on dissolution of Continental Biofuels		-		122,029		17,815
Loss on equity investment in Continental Biofuels		-		-		82,184
Shares received for debt		-		(36,000)		-
Stock-based compensation		183,960		376,127		1,167,688
Write-off of property acquisition costs		-		1,313,123		-
Write-off of resource property costs		1,469		10,988		32,760
Changes in current assets and liabilities
Receivables		(945)		15,878		26,274
Prepaid expenses and deposits		(4,555)		121,460		(8,476)
Accounts payable and accrued liabilities		215,049		72,363		(58,074)

		(686,628)		(1,083,322)		(1,513,352)
Investing Activities
Deferred acquisition costs		-		(1,313,123)		-
Investment in Continental Biofuels		-		(122,028)		(100,000)
Resource property costs		(1,469)		(10,988)		(32,760)
Purchase of equipment, net of recovery		-		(765)		(61,761)

		(1,469)		(1,446,904)		(194,521)
Financing Activities
Share capital issued for cash, net		185,010		54,000		3,261,750

		185,010		54,000		3,261,750

Change in Cash		(503,087)		(2,476,226)		1,553,877
Cash position - Beginning of Period		591,930		3,068,156		1,514,279

Cash Position - Ending of Period		$88,843		$591,930		$3,068,156

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing		$-		$-		$162,500
Debt settlement		$-		$55,000		$-

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing private placements. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 14.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

  Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia (currently inactive).

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements. Refer to Note 14e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

All intercompany transactions are eliminated upon consolidation.

c)	Equipment

The Company provides for amortization on its equipment as follows:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field survey equipment – 50% declining balance basis.

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
30 June 2010 and 2009
Expressed in U.S. Dollars

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

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations.

There are no asset retirement obligations as at 30 June 2010, 2009 or 2008.

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
30 June 2010 and 2009
Expressed in U.S. Dollars

i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2010, 2009 and 2008, the Company had administration activity in North America and exploration and development activity in South East Asia. The segmented information is identified by geographic location of the Company’s exploration and development activities.

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

  Exchange gains and losses arising from these transactions are included in operating results during the period incurred.

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
30 June 2010 and 2009
Expressed in U.S. Dollars

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

The Canadian Institute of Chartered Accountants Handbook (“CICA HB”) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

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

The Company’s financial instruments consist of cash, accounts receivable and accounts payable.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The Company has classified each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable	Other financial liabilities

Amendment to Financial Instruments – Disclosures

CICA HB Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

These amendments are required to be adopted for fiscal years ending after September 20, 2009. The Company has adopted these amendments for the fiscal year ended 30 June 2010 and the additional required disclosures are included in Note 5.

o)	Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2010, 2009 and 2008 the Company had no items that caused other comprehensive loss to be different than net loss.

3.	Change in Accounting Policy

Goodwill and Intangible Assets (Section 3064)

Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

4.	New Accounting Pronouncements Not Yet Adopted

IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

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

5.	Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars	30 June 2010 Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	304	11,801	11,911,357
Receivables	1,881	-	-
Accounts payable and accrued liabilities	(32,793)	-	72,236,435

Based on the above net exposures as at 30 June 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $3,061 in the Company’s loss. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $844 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $926 in the Company’s loss.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and international financial institutions.

Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 30 June 2010, the Company had a cash balance of $88,843 (30 June 2009 - $591,930) to settle current liabilities of $284,787 (30 June 2009 - $69,738) resulting in a liquidity and solvency risk.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

6.	Capital Management

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

The Company is not subject to any externally imposed capital requirements and there were no significant changes to its approach in capital management during the year ended 30 June 2010.

7.	Resource Property Costs

Bengara-II Property

During the year ended 30 June 2010, the Company incurred $1,469 (2009: $10,988) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2010 and 2009, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June		Costs		30 June
	2009	Exploration &	Reimbursed by	Impairment/	2010
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$1,469	$-	$(1,469)	$1

	30 June		Costs		30 June
	2008	Exploration &	Reimbursed by	Impairment/	2009
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

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
30 June 2010 and 2009
Expressed in U.S. Dollars

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. Under the agreement, the Company was to pay total consideration of $27,320,000. The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the prior year. The Company also incurred $197,660 in legal fees and other costs in relation to this transaction in the prior year.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee. As a result of the termination, all acquisition costs relating to the Tungkal property were written off in the prior year.

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia. Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited “(Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. (“ACG”), signed a new PSC for the South Bengara-II block. In consideration, the Company made a payment of $100,000 as an interest free loan. The Company also incurred $10,463 in due diligence costs in relation to this transaction in the prior year.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC. CESB2 returned its entire 24.999% stake in ACG to Adelphi and received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

8.	Equipment

Details are as follows:

			30 June
			2010
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$30,767	$4,273
Computer equipment and software	81,178	69,636	11,542
Field survey equipment	27,167	24,017	3,150
	$143,385	$124,420	$18,965

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

			30 June
			2009
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

9.	Share Capital

a)	Authorized Share Capital

During the year ended 30 June 2010, the Company increased the number of authorized preferred shares having no par value but with special rights and restrictions attached from 100,000,000 to 500,000,000.

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 30 June 2010, there are no preferred shares issued or outstanding.

b)	Share Capital

2010

On 26 February 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,377 to the common shares and $82,633 to the share purchase warrants based on the relative fair values.

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director (Note 10d).

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 9(e).

2010

On 11 January 2010, a total of 360,000 stock options were granted to officers of the Company having an exercise price of $0.07 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $8,614 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.03.

On 11 January 2010, a total of 4,840,000 outstanding incentive stock options to directors and senior officers having various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

On 11 January 2010, a total of 3,250,000 outstanding incentive stock options to employees and consultants having various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

On 11 January 2010, a total of 800,000 outstanding incentive stock options to employees having various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2011.

On 11 January 2010, a total of 1,500,000 outstanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $95,806 which was charged to operations.

On 16 September 2009, a total of 1,000,000 stock options were granted to an officer of the Company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

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
30 June 2010 and 2009
Expressed in U.S. Dollars

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

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2008	11,250,000	$0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	0.20
Options granted	1,360,000	0.13

Options outstanding, 30 June 2010	10,750,000	$0.07

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

As at 30 June 2010, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,100,000	$0.07	31 December 2010
	400,000	$0.07	17 March 2011
	1,750,000	$0.07	25 May 2011
	500,000	$0.07	30 June 2011
	6,000,000	$0.07	31 December 2011

Total outstanding and exercisable	10,750,000

d)	Warrants

2010

On 26 February 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

On 11 January 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,008 which was charged to operations.

On 16 September 2009, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

On 16 September 2009, a total of 350,000 share purchase warrants were granted to an investor relations company having an exercise price of $0.09 per share and expiring on 16 September 2010. These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1 January 2010; 1 April 2010; 1 July 2010; and 1 October 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date. The Company has an unconditional right to terminate the agreement after six months in which case any vested warrants will remain unaffected and all unvested warrants will be cancelled. The Company calculated the fair value of these warrants to be $31,211 on the grant date. In the current period, $24,908 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

On 23 July 2009, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

2008

During the 2008 fiscal year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010. No change was made to the exercise prices. The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share

Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$ 0.72
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	1.00

Warrants outstanding, 30 June 2010	17,968,000	$ 0.54

Details of outstanding share purchase warrants as at 30 June 2010 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	10,000,000	$ 0.90	29 August 2010
	4,975,000	$ 0.07	31 December 2011
	350,000	$ 0.09	16 September 2012
	2,643,000	$ 0.10	26 February 2013

17,968,000

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 9c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2010	2009	2008
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	108%	91% - 98%	91% - 107%
Risk-free interest rate	0.37%	1.32% - 3.16%	2.68% - 4.28%
Expected life of options (years)	1.00	2.96 - 3.00	1.52 – 3.00

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The fair value of each warrant issued (Note 9d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2010	2009	2008
Expected dividend yield	0.00%	n/a	0.00%
Expected stock price volatility	107%	n/a	85% - 103%
Risk-free interest rate	0.35%	n/a	2.76% - 4.66%
Expected life of warrants (years)	3.00	n/a	2.00 – 3.00

10.	Related Party Transactions

The Company incurred the following transactions with related parties::

a)	During the year ending 30 June 2010, management, director and officer fees in the amount of $210,000 (2009 - $367,000, 2008 - $422,500) were incurred to directors and officers of the Company. In addition, the Company paid bonuses totalling $nil (2009 - $nil, 2008 - $60,000) to two directors during the year.

b)	During the year ending 30 June 2010 consulting fees in the amount of $92,500 (2009 - $nil, 2008 - $nil) were incurred to an officer of the Company.

c)	As at 30 June 2010, $152,500 (30 June 2009 - $27,500) is payable to officers of the Company which is included in accounts payable and accrued liabilities.

d)	In March 2009, the contract of a former director and officer was bought out for $103,500, of which $48,500 was paid in cash and the remainder was settled by the issuance of 500,000 shares valued at $55,000 (Note 9b).

e)	During the year ended 30 June 2009, the Company received 400,000 shares with a fair value of $36,000 from a former director as settlement for amounts due to the Company. These amounts due were fully provided for in prior years (Note 9b).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

11.	Income Taxes

a)

Income tax expense differs from the amount that would result from applying the federal and provincial statutory income tax rate to earnings before income taxes. These differences result from the following items:

	2010	2009	2008

Loss before income taxes	$1,275,386	$3,128,587	$3,116,762
Tax rate	29.25%	30.25%	32.82%

Expected income tax recovery	(373,050)	(946,398)	(1,022,921)
Increase due to:
Non-deductible expenses	99,734	467,092	494,886
Losses and temporary differences for which
no tax benefit has been recorded	283,466	449,965	528,035
Other	(10,150)	29,341	-

Total income taxes (recovery)	$-	$-	$-

b)	The components of the Company’s future income taxes are as follows:

	2010	2009	2008

Future income tax assets
Non-capital losses	$1,659,355	$1,405,779	$1,218,948
Capital losses	224,509	194,486	219,375
Share issue costs	489,857	29,576	105,426
Capital assets	170,774	176,118	220,694
Resource properties	32,261	445,085	594,406
	2,576,756	2,251,044	2,358,849

Valuation allowance	(2,576,756)	(2,251,044)	(2,358,849)

Net future income tax assets	$-	$-	$-

The Company has non-capital loss carry-forwards of approximately $5,514,000 that may be available for tax purposes. The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US	Singapore

2014	$423,000	$-	$-
2015	336,000	-	-
2026	-	43,000	-
2027	1,398,000	147,000	-
2028	1,260,000	265,000	-
2029	1,345,000	171,000	-
2030	742,000	60,000	-
No expiry	-	-	294,000

	$5,504,000	$686,000	$294,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

12.	Segmented Information

	North America	East Asia	Consolidated

30 June 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,052,964)	$(222,422)	$(1,275,386)
Identifiable assets	$80,989	$38,167	$119,156

30 June 2009
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709

30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806

13.	Investment in Continental Biofuels Corporation

On 17 October 2007, the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia. The Company purchased 1,000 share of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake. The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake. On 11 August 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore, the Company’s interest in Continental Biofuels has been written off. During the year ended 30 June 2009 the Company wrote-off a further $122,029 relating to funds advanced to and expenditures incurred on behalf of Continental Biofuels subsequent to 30 June 2008, but prior to 11 August 2008.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

14.	Differences between Canadian and US GAAP

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

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2010 and 2009, and therefore were written down to a nominal value.

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
30 June 2010 and 2009
Expressed in U.S. Dollars

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2010	30 June 2009
Current assets	$9,129	$13,390
Non-current assets	15,601	31,203
Total assets	$24,730	$44,593

Current liabilities	8,997	7,286
Total liabilities	$8,997	$7,286

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2010	June 2009	June 2008
Operating Expenses	$212,213	$296,529	$253,329
Write-down of resource property costs	1,469	10,988	27,760
Net loss for the period	$213,682	$307,517	$281,089

Net cash used in:
Operating activities	$(149,925)	$(323,629)	$(203,588)
Investing activities	$-	$(765)	$(45,371)
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

f)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2008	68,887,381	$13,319,423	$6,654,326	$(16,728,318)	$3,245,431

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2009	69,747,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

Shareholders’ equity balance as reported at 30 June 2010	72,390,381	$13,522,030	$7,140,572	$(20,828,233)	$(165,631)
Stock compensation expense op option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US CAAP at 30 June 2010	72,390,381	$13,522,030	$7,444,630	$(21,132,291)	$(165,631)

g)	New Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-11,

“Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. ASU No. 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU No. 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after 5 March 2010. The adoption of ASC No. 2010-11 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the FASB ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for Securities and Exchange Commission ("SEC") filers to disclose the date through which an entity has evaluated subsequent events. ASU No. 2010-09 is effective for its fiscal quarter beginning after 15 December 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after 15 December 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010. The adoption of ASU 2010-06 did not have a material effect on the Company's consolidated financial statements.

15.	Subsequent Events

a)

On 7 July 2010, the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary CEPL to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which is to be paid on or before 31 July 2010. On 31 July 2010, the agreement was amended to extend the 31 July 2010 payment deadline until 1 November 2010.

b)

On 29 August 2010, 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of 29 August 2010 were amended to have a new exercise price of $0.20 and a new expiry date of 29 August 2012.

c)	On 29 September 2010, 600,000 stock options having exercise prices of $0.07 and with an expiry date of 31 December 2010 were amended to have a new expiry date of 31 December 2011.

d)	On 29 September 2010, 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 30 June 2012.

e)	On 29 September 2010, 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 31 December 2012.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ended June 30, 2010

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.
2
Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 27, 2010.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No oustanding share purchase warrants expired.

Amendments – No amendments were made to the term of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
During the Past Quarter, no new shares were issued.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year ending June 30, 2010. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Investment Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s investments occurred:

  On July 7, 2010 the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL
  (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before July 31, 2010. On July 31, 2010, the agreement was amended to extend the July 31, 2010 payment deadline until November 1, 2010.

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – On August 29, 2010 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions as follows:

  A total of 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of August 29, 2010 were amended to have a new exercise price of $0.20 and a new expiry date of August 29, 2012.

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – On September 29, 2010 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions as follows:

  A total of 600,000 stock options having exercise prices of $0.07 per share and with an expiry date of December 31, 2010 were amended to have a new expiry date of December 31, 2011.

  A total of 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of June 30, 2012.

  A total of 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of December 31, 2012.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 10,750,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 17,968,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter Ended June 30, 2010
The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year ending.

Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2010, 2009 and 2008.

		2010		2009		2008
Sales		$-		$-		$-
Income (Loss) for the Year		$(1,275,386)		$(3,128,587)		$(3,116,762)
Income (Loss) per Share – Basic		$(0.02)		$(0.05)		$(0.05)
Income (Loss) per Share – Diluted		$(0.02)		$(0.05)		$(0.05)
Total Assets		$119,156		$635,709		$3,297,806
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2010	Nil	(245,489)	(0.00)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)

•	Current Working Capital Situation

As at June 30, 2010, the Company’s consolidated financial statements reflect a working capital deficit of $184,598. This represents a decrease in the working capital of $712,636 compared to the June 30, 2009 working capital of $528,038. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at June 30, 2010 was $88,843 compared to $591,930 as at June 30, 2009, a decrease of $503,087.

The Company used $686,628 for operating activities during the year ended June 30, 2010 compared with $1,083,322 in the year ended June 30, 2009.

The cash resources used for investing activities during the year ended June 30, 2010 was $1,469 compared with $1,446,904 for the year ended June 30, 2009.

The cash resources provided by financing activities during the year ended June 30, 2010 was $185,010 compared with $54,000 in the year ended June 30, 2009.

•	Investments

The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior year, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and costs relating to its investment in Continental Biofuels amounting to $122,028.

•	Finance

During the year ended June 30, 2010, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010.

On June 30, 2010, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011.

On June 30, 2010, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

•	Operations for the Year Ended June 30, 2010

Overall, the Company had a loss from operations during the year ended June 30, 2010 of $1,275,386 compared to $3,128,587 in the year ended June 30, 2009. The Company had a loss per share of $0.02 in 2010 compared to a loss per share of $0.05 in 2009.

During the period, the Company generated $5 in interest income compared with $12,717 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029. The Company did not have any similar write offs during the year ended June 30, 2010.

General and administrative expenses decreased by $442,092 from $1,716,014 to $1,273,922 for the years ended June 30, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $421,180 from $791,070 to $369,890 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $36,594 from $133,784 to $97,190 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $63,167 from $106,283 to $43,116 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $279,766 for the year ended June 30, 2010 compared to $376,127 in the year ended June 30, 2009 for a decrease of $96,361. The current period expense relates to options and warrants granted to Robert Rudman, the Company’s new CFO, the Company’s President and COO, Andrew Erikkson, the Company’s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. (“Agoracom”), Aspen Capital Partners LLC (“Aspen”) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $3,724 to $39,070. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $92,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $93,808 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

•	Operations for the Three Month Period Ended June 30, 2010

Overall, the Company had a loss from operations during the three month period ended June 30, 2010 of $245,489 compared to $264,481 in the year ended June 30, 2009.

During the period, the Company generated $2 in interest income compared with $6,407 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $59,696 and its investment in Continental Biofuels amounting to $39,218. The Company did not have any similar write offs during the year ended June 30, 2010.

General and administrative expenses increased by $18,992 from $206,011 to $245,295 for the three month periods ended June 30, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $12,030 from $105,164 to $93,134 as the Company did not have a CFO in place during the prior year period. Office expenses decreased $17,065 from $42,034 to $24,969 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $21,431 from $28,914 to $7,483 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $8,666 compared to $Nil in the prior year for an increase of $8,666. The current period expense relates to warrants granted to Agoracom Investor Relations Corp. (“Agoracom”). Investor relations fees increased from $1,965 to $4,500. This is due to the Company commencing more investor relations activities. Consulting fees increased from $Nil to $18,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $79,008 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Expenditures made by the Company to related parties during the fiscal year ended June 30, 2010 and balances receivable from related parties as at June 30, 2010 are as follows:

  During the period, management, director and officer fees in the amount of $210,000 (2009 - $367,000) were paid or accrued to directors and officers of the Company.

  During the period, consulting fees in the amount of $92,500 (2009 - $Nil) were paid or accrued to a firm in which an officer of the Company is a managing director.

  As at June 30, 2010, $152,500 (30 June 2009 - $27,500) is payable to officers of the Company relating to outstanding management fees.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2010. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

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

Management’s Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties, the assumptions used in calculating the fair value of options, the useful life of long-lived assets, the fair values of financial instruments, and the future tax rates used to determine future income taxes.

Change in Accounting Policies

Goodwill and Intangible Assets (Section 3064)
Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures. During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. For the Company, the transition date will be July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

The Company has appointed a project manager to lead the conversion to IFRS. The project manager is working with other members of the finance group to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas which are likely to be impacted by accounting policy changes. After which, the Company will perform a more detailed review of the impact of IFRS on the Company’s consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft financial statements and disclosure information will be prepared for each quarter in 2011 and reporting under IFRS will commence in the first quarter of 2012. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonable estimated at this time.

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

Consolidations and Non-controlling interest – Sections 1601 and 1602
In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependant on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $184,598 as at June 30, 2010, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. During the year ended June 30, 2010 the Company retained the services of a financial advisor and an investment banker who are actively sourcing capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars $	30 June 2010 Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	304	11,801	11,911,357
Receivables	1,881	-	-
Accounts payable and accrued liabilities	(32,793)	-	72,236,435

Based on the above net exposures as at 30 June 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $3,061 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $844 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $926 in the Company’s net earnings.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and international financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at June 30, 2010, the Company had a cash balance of $88,843 (June 30, 2009 -$591,930) to settle current liabilities of $284,787 (June 30, 2009 - $69,738).

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

Capital Management

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

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Interim Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Consolidated Financial Statements for June 30, 2010.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---