Form 20-F
period 2011-06-30
CONTINENTAL ENERGY Corp
filed 2011-11-18
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM-20F

[   ] Registration Statement Pursuant To Section 12 (B) Or (G) Of The Securities Exchange Act Of 1934

or

[ X ] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

For the fiscal year-ended JUNE 30, 2011

or

[   ] Transition Report Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Commission file number 0-17863

or

[   ] Shell Company Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2810, 777 North Ashley Drive, Tampa, Florida, U.S.A., 33602
(Address of principal executive offices)

Robert Rudman, CA, CFO, rrudman@continentalenergy.com, phone 561-779-9202
( Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

[   ] YES [ X ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ X ] YES [   ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

[ X ] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] YES [ X ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] YES [   ] NO

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

[   ] Item-17 [ X ] Item-18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] YES [ X ] NO

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. (Applicable Only To Issuers Involved In Bankruptcy Proceedings During The Past Five Years)

[   ] YES [ X ] NO

Report Date: November 18, 2011

TABLE OF CONTENTS
FORM-20F - ANNUAL REPORT

---oOo---

Continental Energy Corp FYE11 Form-20F Annual Report	Page 2 of 33

PART-I

This United States Securities and Exchange Commission Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Dates are expressed in this Annual Report in the form 6/30/11, which in this case means June 30, 2011. Further:

Fiscal year-end Date - The Company's fiscal year ends June 30th. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended 6/30/11 (“Fiscal 2011”).

Report Date - This Annual Report was prepared in October and November 2011. Information contained herein is current and valid as at November 18, 2011 (11/18/11) the "Report Date" except where the context specified otherwise.

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

ITEM-1 : IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-1 is not applicable.

ITEM-2 : OFFER STATISTICS AND EXPECTED TIMETABLE

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-2 is not applicable.

ITEM-3 : KEY INFORMATION

A. SELECTED FINANCIAL DATA.

The financial data for Fiscal years ended 6/30/09, 6/30/10, and 6/30/11 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal years ended 6/30/07 and 6/30/08 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20F Annual Reports and incorporated herein by this reference. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report. The financial data is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 3 of 33

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)

	Fiscal Year Ended
	6/30/11	6/30/10	6/30/09	6/30/08	6/30/07
Revenue	-	-	-	-	-
Net Income (Loss)	(1,894)	(1,275)	(3,129)	(3,117)	(2,603)
Earnings (Loss) Per Share – Basic	(0.03)	(0.02)	(0.05)	(0.05)	(0.04)
Earnings (Loss) Per Share – Diluted	(0.03)	(0.02)	(0.05)	(0.05)	(0.04)
Dividends per Share	(0.00)	0.00	0.00	0.00	0.00
Weighted Average Number of Shares (000’s)	72,390	70,045	69,163	67,807	59,325
Working Capital	(822)	(185)	528	3,159	1,565
Oil and Gas Properties	0.001	0.001	0.001	0.001	0.001
Mineral Properties	0	0	0	0	0
Long Term Debt	0	0	0	0	0
Shareholders Equity (deficiency)	(803)	(166)	566	3,245	1,653
Total Assets	44	119	636	3,298	1,764
US GAAP Shareholders' Equity (deficiency)	(803)	(166)	566	3,245	1,653
US GAAP Net Income (Loss)	(1,894)	(1,275)	(3,129)	(3,117)	(2,603)
US GAAP Net (Loss) per Share Basic	(0.03)	(0.02)	(0.05)	(0.05)	(0.04)
US GAAP Net (Loss) per Share Diluted	(0.03)	(0.02)	(0.05)	(0.05)	(0.04)
US GAAP Weighted Avg No. of Shares (000's)	72,390	70,045	69,163	67,807	59,325

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

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"),and are prepared in accordance with Canadian GAAP; nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in the footnotes to the financial statements. The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in three other currencies; Indonesian Rupiah (“IDR”"), Canadian Dollars (“CDN”), and Singapore Dollars (“SGD”). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed fiscal years and at the most recently completed calendar month preceding the Report Date.

FOREIGN CURRENCY EXCHANGE RATES
Equal to One US Dollar
	CDN	IDR	SGD
Month Ended 10/31/11	1.0044	8,854	1.2515
Fiscal Year Ended 06/30/11	1.0370	8,570	1.2276
Fiscal Year Ended 06/30/10	1.0504	9,063	1.3984
Fiscal Year Ended 06/30/09	1.1566	10,210	1.4477
Fiscal Year Ended 06/30/08	1.0186	9,220	1.3608
Fiscal Year Ended 06/30/07	1.1330	9,010	1.5319

B. CAPITALIZATION AND INDEBTEDNESS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.B is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.C is not applicable.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 4 of 33

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

Nature of the Exploration Business - The nature of the Company's business, oil and gas exploration, places the entire foundation of the enterprise in a high-risk category. Oil and gas exploration involves a very high degree of risk. There is no assurance that expenditures to be made, as intended by the Company on exploration or "wildcat" drilling of its properties will result in any discoveries of oil and gas in commercially exploitable quantities. The marketability of any oil and gas actually discovered will be affected by numerous factors beyond the control of the Company including availability of a market for gas, oil and gas market price fluctuations, the proximity and capacity of transport and processing equipment, additional financing and government regulation. Drilling and production operations involve risks including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other properties, or injury to persons).Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells. Specific risk factors are described below:

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 5 of 33

Political Risks - Indonesia- The Company's investments in the Republic of Indonesia are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new Indonesian government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the Rupiah have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels. These conditions have affected and may continue to affect the operating environment in Indonesia, as well as the cost and availability of financing for natural resources development efforts. Impediments to a return to more normal economic conditions in Indonesia, or shocks to the system that exacerbate current adverse economic conditions, could originate from various sources, including further social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment. Recent changes to Indonesian petroleum legislation could impact the Company's concessions or operations on those concessions as implementation guidelines related to the new legislation are released by the government. Increasing calls for economic autonomy among many Indonesian provinces may impact the Company's Indonesian concessions or operations thereon as local provinces and regencies receive more control over their natural resources from the central government.

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

Stock Market Volatility - The combined effect of the World Liquidity Crisis and Oil Price Risk described above has had a huge effect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

Operating Risks - Production operations involve risks normally incident to such activities, including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other properties, or injury to persons).Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-in of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect operating revenues from time to time in varying degrees.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 6 of 33

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

Oil and gas operations in are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits. Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to, the construction and operation of facilities, the use of water in industrial processes, the removal of natural resources from the ground, and the discharge/release of materials into the environment.

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

Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately21.2percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this annual report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

Stock Option Risk - Because the success of our Company is highly dependent upon our respective employees, our Company has granted to certain employees, Directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Share Ownership" below in this annual report).To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our Company may be diluted causing possible loss of investment value.

No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

Penny Stock Rules - Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares. The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors”. The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 7 of 33

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

Management and Employee Risks - Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price. Our Company’s financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees.

Director’s Conflicts of Interest - Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price. Some of our Directors and Officers serve or may serve as Directors or Officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures. To the extent that our Company has dealings with such companies or ventures, certain of our Directors and Officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings. Pursuant to the provisions of the Business Corporations Act (British Columbia), our Directors and senior Officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our Company (see "Related Party Transactions" below in this annual report).However, our lack of a formal conflicts of interest policy may make it difficult for our Company to raise additional capital because institutional investors may be unable to invest in our Company. Furthermore, we may be unable to list our shares on an exchange if such exchange requires that we have a formal conflicts of interest policy, which may limit your ability to buy and sell our shares and may have an adverse effect on the value of your investment in our Company or the market for our shares.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 8 of 33

ITEM-4 : INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Name and Incorporation - The Company was incorporated in British Columbia, Canada, on May 29, 1984 under the name "Intl. Focus Res. Inc.” On January 3, 1996 the name was changed to "Continental Copper Corporation”. On October 23, 1997 the name was changed to "Continental Energy Corporation".

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

Representative Office - The Company utilizes a representative office at Suite 2810, 777 North Ashley Drive, Tampa, Florida, 33602; the telephone number is +1-561-779-9202.

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, Canada, V7X-1L3, the telephone number is +1-604-631-3300. The web site address is www.continentalenergy.com.

MATERIAL EVENTS OCCURRING DURING THE LAST FISCAL YEAR ENDED 6/30/11

Investment Activity-On 7/7/10 the Company entered into a Share Sale and Transfer Agreement and sold and transferred 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 7/31/10.On 7/31/10, the agreement was amended to extend the 7/31/10 payment deadline until 11/1/10. No payment was received and at fiscal year end 6/30/11 the receivable was written off. The transfer of shares was recorded with the Accounting and Corporate Regulatory Authority of Singapore on 4/5/11 with effect from 7/7/10 and the Company has no further interests in CEPL. Since 7/7/10 neither the Company nor any of its officers or directors own any shares of CEPL nor do any of them hold any management role nor exert any management influence over CEPL.

2011 Bengara-II Block Budget Presented-Pursuant to a press release made on 11/16/10 the Company announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million. The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million. The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues. The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses. The budget is subject to the revision of and the approval of Indonesian oil and gas regulator BPMIGAS.

Bengara-II Plans Updated - Pursuant to a press release dated 4/18/11 the Company updated 2011 plans on the Bengara-II Block, Indonesia, owned by its 18% subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2"). Surface damage claims disputes with prawn farm operators in the area of the company's new seismic acquisition program have largely been overcome. Minor, local issues still arise from time to time. The acquisition of 178 square kilometers of new 3D seismic data is now over 60% complete. Preparatory work is in progress on the planned acquisition of an additional 920 line kilometers of 2D seismic data. Recording of the 2D program will follow completion of recording of the 3D program and will likely coincide with the first 2011 drilling. The first well of 2011 is now set to be the Muara Makapan-2 well ("MM-2"). CGB2 expects a late third quarter spud of MM-2 which is budgeted at US$ 22.5 Million. An additional well of similar cost is included in CGB2's preliminary budget for 2011 but will not be confirmed until after the MM-2 well is completed.

The MM-2 well is designed as an appraisal to the 1988 Muara Makapan-1 ("MM-1") gas and condensate discovery which tested gas at a rate of 19.5 MMCFD and condensate at a rate of 600 BPD. The precise location of the MM-2 will be determined upon review of the 3D seismic but is expected to be in the general vicinity of the MM-1 discovery well which was drilled offshore, but in water only 1.7 meters deep, in the estuary of the Bulungan River. It has not yet been determined whether drilling operations will be conducted from a barge or from an artificial island. CGB2 believes MM-2 offers a low-risk, fast-track, path to a Plan-of-Development ("POD") for the Bengara-II Block. Reliable and substantive test results and reservoir information were derived from the MM-1 discovery well. This, coupled with the newly acquired 3D seismic data, plus a successful confirmation test of gas and condensate at the planned MM-2 well, should provide sufficient confidence in reserves determinations to justify a POD approval from the Indonesian government.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 9 of 33

Bengara-II 3D Seismic Completed - Pursuant to a press release dated 9/27/11 the Company announced the hard fought completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. ("CGB2"). Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

CGB2 has applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 Million. Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program are now completed. The full original 3D program of 178 square kilometers (120 km2 full fold) has been recorded. Computer processing of the entire 3D program is also now completed. Interpretation of the 3D dataset has begun and is expected to be completed by end November 2011. Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording.

Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program are now over 70% completed. Field operations are expected to complete and cease by end October 2011. Computer processing of the 2D program is expected to be completed by year end 2011. CGB2 is currently finalizing its 2012 work program and budget and the Company will update 2012 drilling plans when the budget is finalized. The drilling of the Muara Makapan-2 appraisal well originally planned for late third quarter 2011 will be delayed by the late completion of the seismic and will likely commence in first quarter 2012.

Share Purchase Warrants Activity – During the fiscal year ended 6/30/11 there were no exercises of outstanding share purchase warrants; no new issues of warrants; and no expiry of any outstanding warrants. On 8/29/10 the Company amended the terms of 10,000,000 outstanding warrants and reduced the exercise price from $0.90 per share to $0.20 per share and revised the expiry date from 8/29/10 until 8/29/12.

Incentive Stock Options Activity – During the fiscal year ended 6/30/11 there were no exercises of outstanding incentive stock options no new grants. A total of 1,100,000 outstanding incentive stock options expired on 12/31/10. An additional total of 400,000 options expired on 4/17/11 and an additional total of 250,000 options expired on 6/30/11. On 9/29/10 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions as follows: A total of 600,000 stock options having exercise prices of $0.07 per share and with an expiry date of 12/31/10 were amended to have a new expiry date of 12/31/11. A total of 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 6/30/12. A total of 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 12/31/12.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/11 UNTIL THE REPORT DATE

New CFO Contract - Subsequent to the end of the Past Quarter, on and with effect from 8/1/11, the Company entered into a new employment contract directly with its CFO for the amount of $7,500 per month. Previously the CFO had been retained under the auspices of Aspen Capital (see "Aspen Capital Contract Terminated" above).

Convertible Promissory Note - On 9/21/11, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on 9/16/12. The note is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share. In conjunction with the convertible promissory note and as additional consideration, the Company issued the lender 1,562,500 warrants exercisable at a price of $0.12 per share up to 9/21/13. Also in conjunction with the convertible promissory note, the Company issued 250,000 finder's warrants to an arm’s length third party instrumental in introducing the Company to the lender. These warrants are all exercisable at a price of $0.12 per share up to 9/21/13.

Dissolution of CGX - The Company and GeoPetro Resources Company came to a mutual agreement to dissolve the 50/50 joint venture corporate entity, CG Xploration Inc. ("CGX") and commenced activities to wind up and liquidate it by the end of calendar 2011.

2011 Audited Annual Financial Statements Filed -On 10/28/11 the Company filed its audited financial statements for the Fiscal Year ended 6/30/11 with Canadian securities regulatory authorities on SEDAR in accordance with Canadian securities requirements.

2011 AGM Set-On 10/14/11 the Company served notice of its Annual General Meeting to be held on 12/16/11. All holders of common shares as of the record date, 11/10/11, shall be entitled to vote at the meeting.

2011 Annual Reserves Report Posted -On 10/28/11 the Company posted its annual reserves report at fiscal year end 6/30/11 on SEDAR in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to the Form 51-101F1section of the NI 51-101 was filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on. The companion Form 51-101F3 “Report of Management and Directors on Oil and Gas Disclosure” was also filed concurrently. The full NI 51-101 report has been filed on SEDAR and is available for download at http://sedar.com/search/search_form_pc_en.htm.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 10 of 33

Share Purchase Warrants Activity- No outstanding share purchase warrants were exercised. On 9/21/11 a total of 1,812,500 new warrants were issued in connection with a private placement of a convertible promissory note. The new warrants are exercisable at a price of $0.12 per share up to 9/21/13. No share purchase warrants expired. On 8/29/10 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions. On 8/29/10 the term of 3,975,000 share purchase warrants were extended to expire on 12/31/13 with no change to their exercise price of $0.07 each.

Incentive Stock Options Activity - No outstanding incentive stock options were exercised. No new incentive stock options were granted. No outstanding incentive stock options expired. On 9/29/10 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions; the term of 650,000 incentive stock options were extended to expire on 12/31/13 with no change to their exercise price of $0.07 each.

Common Share Conversion Rights - On 9/21/11 the Company issued conversion rights in the amount of 3,125,000 shares as part and parcel of a private placement of a convertible promissory note which raised proceeds of $250,000 for the Company as described above. The conversion rights provide that the note holder may convert the $250,000 note into common shares of the Company at a conversion rate of $0.08 per share. The rights expire on actual repayment of the note. The note provides for repayment on its maturity on 9/16/12.

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

Continental Energy Pte. Ltd.(“CEPL”) was incorporated on 6/16/08 in Singapore by the Company. CEPL was formed for the for the purposes of holding and consolidating the Company's interest in certain new and planned future SE Asian oil and gas exploration and production properties. CEPL remained dormant through the end of Fiscal 2010. During Fiscal 2011, the Company sold 100% of its shares of CEPL to two arm’s length parties with effect on 7/7/10. At the Report Date the Company has no further interests in CEPL.

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

Continental-GeoPetro (Bengara-II) Ltd.("CGB2") is a joint venture company incorporated as "Apex (Bengara-II) Ltd." on 09/09/97 under the British Virgin Islands International Business Corporations Act. On 06/05/03 the name was changed to "Continental-Wisdom-GeoPetro (Bengara-II) Ltd." and on 12/17/03 to "Continental-GeoPetro (Bengara-II) Ltd.". CGB2 is a special and single purpose joint venture company established to exclusively hold and operate the Bengara-II Block oil and gas property under an Indonesian production sharing contract ("PSC") of which CGB2 owns an undivided 100% participating interest. At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro owns 12%. CNPCHK owns 70% and exerts effective management control of CGB2. The Company's 18% interest in CGB2 is accounted for on the cost basis.

CG Xploration Inc.("CGX") is a joint venture company incorporated on 11/18/05 in Delaware. At the Report Date, the Company owns 500 shares representing a 50% stake in CGX. GeoPetro Resources Company ("GeoPetro") also owns 50%. CGX was formed for the express and exclusive purpose of acquiring new oil and gas production sharing contracts with the Indonesian government in geographically limited areas in accordance with shareholders agreement dated 1/1/07. During the current year, the Company and GeoPetro agreed to wind up and dissolve CGX, a process which is ongoing at the Report Date. Also during the current fiscal year, CGX terminated all of its Indonesia based employees and transferred certain physical assets located in Indonesia to the Company in anticipation of the dissolution.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 11 of 33

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

c. DRILLING ACTIVITY.

The following table sets out the number of wells we participated in during each of our three most recently completed fiscal years.

	Fiscal Year Ended
Wells by Classification	6/30/11		6/30/10		6/30/09
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

	Acreage and Leases at Fiscal Year Ended
Area	6/30/11		6/30/10		6/30/09
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	901,668	162,300	901,668	162,300	901,668	162,300
Total - Acres	901,668	162,300	901,668	162,300	901,668	162,300

Notes:	A “gross acre” is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest.

A “net acre” is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 12 of 33

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

PSC Leaseholds - The Production Sharing Contract or "PSC" is the form of leasehold by which the government of Indonesian grants oil and gas concession rights. In return for a commitment to conduct an exploration work program of agree minimum expenditures for a specified seismic acquisition and exploratory drilling "Work Program", a PSC Contractor will receive exclusive rights to explore for and exploit and produce any petroleum found within his PSC contract area for a term of 30 years consisting of an 10-year exploration period followed by a 20-year production period. The signature feature of the PSC contract is the concept and provision for "Cost Recovery”. Cost Recovery provisions permit any Contractor making a commercial discovery of petroleum within his PSC contract area to fully recover ALL of his prior expenditures within the PSC contract area out of first revenue from oil and gas production prior to sharing any remaining revenue with the government. With some minor variations, any PSC provides for the Contractor to take up to 80% of the revenues from all petroleum sales to reimburse 100% of its sunk historical costs with current period production operating costs as non-taxable Cost Recovery. Any revenues from any production period remaining after all Cost Recovery are "split" and shared usually, but not always, in the proportions 26.7857% to the Contractor and 73.2143% to the government in the case of crude oil and 62.50% to the Contractor and 37.50% to the government in the case of natural gas. Only after all prior and costs are recovered through Cost Recovery, the Contractor's production share of oil and gas is subject to a corporate income tax of 44%.

New Acquisitions and Dispositions - During Fiscal 2011 the Company made no new acquisitions or dispositions of oil and gas properties.

e. OIL AND GAS COSTS.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed fiscal years.

Activity	Oil and Gas Costs at Fiscal Year Ended
	6/30/11	6/30/10	6/30/09
Exploration investment in Bengara-II	515	1,469	10,998
Reimbursement from Joint Venture Partners	--	--	--
Impairment/Abandonment Provision	(515)	(1,469)	(10,998)
Total - US$	--	--	--

ITEM-4A : UNRESOLVED STAFF COMMENTS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

ITEM-5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three fiscal years ended 6/30/11, 6/30/10, and 6/30/09.Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with the audited, consolidated financial statements for the previous fiscal year ended 6/30/10.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 13 of 33

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2011, ENDED 6/30/11

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year Ended 6/30/11 - During the fiscal year ended 6/30/11, the Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

Finance During Fiscal Year Ended 6/30/11 - During the fiscal year ended 6/30/11, the Company received $30,000 from the issuance of promissory notes to related parties.

Income During Fiscal Year Ended 6/30/11 - Overall, the Company had a loss from operations during the year ended 6/30/11 of $1,893,765 compared to $1,275,386 in the year ended 6/30/10.The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010.

Expenses During Fiscal Year Ended 6/30/11 -General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the years ended 6/30/10 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year. The majority of the other expenditure items in this category decreased from 2011 to 2010; including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreements during the previous fiscal year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942 as the Company was not working on any projects during the period that required extensive travel.

FINANCIAL RESULTS FOR FISCAL YEAR 2010, ENDED 6/30/10

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments during Fiscal Year Ended 6/30/10 -The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior year, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and costs relating to its investment in Continental Biofuels amounting to $122,028.

Finance during Fiscal Year Ended 6/30/10 -During the year ended 6/30/10, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010. On 6/30/10, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011.On 6/30/10, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

Income during Fiscal Year Ended 6/30/10 - Overall, the Company had a loss from operations during the year ended 6/30/10 of $1,275,386 compared to $3,128,587 in the year ended 6/30/09.The Company had a loss per share of $0.02 in 2010 compared to a loss per share of $0.05 in 2009.During the period, the Company generated $5 in interest income compared with $12,717 in the prior period. The decrease is due to lower cash balances on hand during the current period. In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029.The Company did not have any similar write offs during the year ended 6/30/10.

Expenses during Fiscal Year Ended 6/30/10 - General and administrative expenses decreased by $442,092 from $1,716,014 to $1,273,922 for the years ended 6/30/09 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $421,180 from $791,070 to $369,890 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009.Office expenses decreased $38,179 from $135,571 to $97,392 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $63,167 from $106,283 to $43,116 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $183,960 for the year ended 6/30/10 compared to $376,127 in the year ended 6/30/09 for a decrease of $192,167.The current period expense relates to options and warrants granted to Robert Rudman, the Company’s new CFO, the Company’s President and COO, Andrew Eriksson, the Company’s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. (“Agoracom”), Aspen Capital Partners LLC (“Aspen”) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $3,724 to $39,070.This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $92,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $109,229 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 14 of 33

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

Finance During Fiscal Year Ended 6/30/09 - During the year ended 6/30/09, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.During the year ended 6/30/08, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,261,750. On 6/30/09, the Company had options outstanding granted to Directors, Officers and consultants to purchase an aggregate of 9,390,000 shares at prices ranging from $0.15 to $0.24 and expiring at varying dates between 12/31/10 and 12/ 31/11. On 6/30/09, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between 7/23/09 and 8/29/10.

Income During Fiscal Year Ended 6/30/09 - Overall, the Company had a loss from operations during the year ended 6/30/09 of $3,128,587 compared to $3,116,762 in the year ended 6/30/08.The Company had a loss per share (basic and diluted) of $0.05 in 2009 compared to a loss per share of $0.05 in 2008. During the current period the Company generated $12,717 in interest income compared with $105,274 in the prior period. The decrease is due to lower cash balances on hand during the current period. The Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029 during the year ended 6/30/09.

Expenses During Fiscal Year Ended 6/30/09 - General and administrative expenses decreased by $1,372,649 from $3,088,663 to $1,716,014 for the years ended 6/30/08 and 6/30/09 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the year ended 6/30/09 compared to $1,167,688 in the year ended 6/30/08 for a decrease of $791,561.Office expenses decreased $143,977 from $279,548 to $135,571 as the Dallas office was closed during the year and less data software was purchased. Investor relations costs decreased by $124,571 from $128,295 to $3,724.In the prior year, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management. All other expense groups do not significantly differ from the prior period.

B. LIQUIDITY AND CAPITAL RESOURCES.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to focus its efforts on acquisition of oil and gas producing properties to generate revenue. The Company also intends to conduct additional fund raising activities during Fiscal 2012.

Working Capital Situation at End Fiscal Year Ended 6/30/11 - As at6/30/11, the Company’s consolidated financial statements reflect a working capital deficit of $821,559.This represents a decrease in working capital of $636,961 compared to the 6/30/10 working capital deficit of $184,598.The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at 6/30/11 was $17,427 compared to $88,843 as at 6/30/10, representing a decrease of $71,416.The Company used $100,901 for operating activities during the year ended 6/30/11 compared with $686,628 in the year ended 6/30/10.The cash resources used for investing activities during the year ended 6/30/11 was $515 compared with $1,469 for the year ended 6/30/10.The cash resources provided by financing activities during the year ended 6/30/11 was $30,000 compared with $185,010 in the year ended 6/30/10.

Working Capital Situation at Fiscal Year Ended 6/30/10 - As at 6/30/10, the Company’s consolidated financial statements reflect a working capital deficit of $184,598.This represents a decrease in the working capital of $712,636 compared to the 6/30/09 working capital of $528,038.The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at 6/30/10 was $88,843 compared to $591,930 as at 6/30/09, a decrease of $503,087. The Company used $686,628 for operating activities during the year ended 6/30/10 compared with $1,083,322 in the year ended 6/30/09. The cash resources used for investing activities during the year ended 6/30/10 was $1,469 compared with $1,446,904 for the year ended 6/30/09. The cash resources provided by financing activities during the year ended 6/30/10 was $185,010 compared with $54,000 in the year ended 6/30/09.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 15 of 33

Working Capital Situation at End Fiscal Year Ended 6/30/09 - As at 6/30/09, the Company's consolidated financial statements reflect a working capital position of $528,038.This represents a decrease in the working capital of $2,630,927 compared to the 6/30/08 working capital of $3,158,965.The main use of funds during the current period was the cash deposit of $1,500,000 related to the planned Tungkal acquisition, the $100,000 deposit related to the joint bid for the South Bengara-II acquisition, $308,123 in legal and administrative costs relating to the two proposed acquisitions and the Company’s general and administrative expenditures during the period. This is offset by the refunds of $500,000 from the Tungkal deposit and $95,000 from the loan to Adelphi. The cash balance at 6/30/09 was $591,930 compared to $3,068,156 as at 6/30/08, a decrease of $2,476,226. The Company used $1,083,322 for operating activities during the year ended 6/30/09 compared with $1,513,352 in the year ended 6/30/08. The cash resources used for investing activities during the year ended 6/30/09 were $1,446,904 compared with $194,521 in the year ended 6/30/08. The cash resources provided by financing activities during the year ended 6/30/09 was $54,000 compared with $3,261,750 in the year ended 6/30/08.

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

Contractual Obligations as at 6/30/11
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

ITEM-6 : DIRECTORS, OFFICERS, EMPLOYEES AND THEIR COMPENSATION

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

Non-Executive Directors - The Company distinguishes its Directors into two groups, "Executive Directors" and "Non-Executive Directors”. Executive Directors are those Directors who also serve as executive Officers employed under contract for such service by the Company. Non-Executive Directors are independent Directors who do not also serve as executive Officers of the Company and have no contractual relationship with the Company for personal services outside those of being solely a Director.

Family Relationships -There are no family relationships between any of the Directors with each other or with executive Officers of our Company.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 16 of 33

Non-Arm’s Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Director or executive officer was selected.

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

Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	Executive Director & CEO	57	1/99	Compensation, & Reserves	Geologist[1]	None
Robert V. Rudman	Executive Director & CFO	64	12/09	Audit& Reserves	Businessman & Accountant [3]	None
David T.W. Yu	Non-Executive Director	56	5/05	Audit & Compensation	Businessman[2]	Apolo Gold & Energy Inc. (OTC: APLL)
Phillip B. Garrison	Non-Executive Director	58	9/07	Audit & Compensation	Businessman & Accountant[3]	None

Experience and Principal Business Activities of the Directors - A brief description of the qualifications, experience, and principal business activities of each Director referenced in the preceding table follows:

1.

Executive Director- Richard L. McAdoo holds a Bachelors degree in Geology and Masters degree in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo is Chairman and CEO of the Company.

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

4.

Non-Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. He began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994.After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

OFFICERS

The term "Officers" as used herein includes and is limited to those senior managers or executive managers who are either Chairman, President, Vice President, Secretary, Treasurer, CEO, COO, or CFO of the Company or hold position of similar capacity in wholly-owned subsidiaries.

Terms - Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Family Relationships - There are no family relationships between any of the Company’s Officers, with each other, or with Directors of our Company.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 17 of 33

Non-Arm’s Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Officer was selected.

Management Contracts - Senior executive management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Officers of the Company.

Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	57	1/99	Geologist	None
Andrew T. Eriksson [2]	President & COO	38	4/09	Geologist	None
Robert V. Rudman [3]	CFO	64	9/09	Businessman & Chartered Accountant	None

Notes to table:

(1)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director and President COO of the Company’s 50% owned Indonesian joint venture company CG Xploration Inc. He is also a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd.

(2)	A part time employee of the Company. Prior to being appointed the Company’s President and COO, he was employed by the Company as its exploration manager since 5/03.

(3)	A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries He is also a Canadian Chartered Accountant.

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

3.

Andrew T. Eriksson is the Company’s President and Chief Operating Officer or COO. He holds a Bachelors degree in Geology from San Francisco State University and a Masters degree in Geology from Oregon State University. Andrew is a professional geologist with over 10 years’ experience in research and the international oil and gas exploration industry. He has responsible charge experience in oil and gas exploration and production including prospect generation, drilling and formation evaluation, field geology, and surface mapping. He has direct work experience in geologic basins throughout SE Asia and specific basins in Oregon and Russia.

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

Compensation Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.	base salary;

2.	non-equity incentives, consisting of a cash bonus linked to both individual and corporate performance;

3.	long-term compensation, consisting of stock options granted under the Company’s formal stock option plan; and

4.	other elements of compensation, consisting of benefits and perquisites.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 18 of 33

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

Long-Term Equity Compensation Plan (Stock Option Plan) -The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives, instead incentive compensation paid to the Company’s executive Officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan”. The Stock Option Plan permits the award of a number of options that varies in accordance with the contribution of the Officers and their responsibilities and limits the amounts of options which can be granted to a single person to 5% of the Company’s issued and outstanding shares and 10% of same to all related persons (Directors, Officers, and insiders) as a group. We established the Company’s Stock Option Plan in order to attract and retain Directors, executive Officers and employees, who will be motivated to work towards ensuring the success of the Company. The Stock Option Plan was adopted by vote of the Shareholders at the Company’s annual general meeting on 12/12/08 and remains in full force and effect at present.

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

Compensation of Directors-The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services solely in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan and except for compensation paid to Directors who are also executive Officers. No cash compensation was paid to any Director of the Company for the Director’s services as a Director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

COMPENSATION OF OFFICERS AND DIRECTORS IN FISCAL 2011 - During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 19 of 33

SUMMARY TABLE - COMPENSATION OF DIRECTORS AND OFFICERS DURING FISCAL 2011
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards(1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
OFFICERS
Richard L. McAdoo Chairman & CEO	30-JUN-11	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000
Andrew T. Eriksson President & COO	30-JUN-11	$90,000	Nil	Nil	Nil	Nil	Nil	Nil	$90,000
Robert V. Rudman CFO	30-JUN-11	$90,000	Nil	Nil	Nil	Nil	Nil	Nil	$90,000
NON-EXECUTIVE DIRECTORS		Fees							Fees
Philip B. Garrison Non-Executive Director	30-JUN-11	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	30-JUN-11	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the table:

[1]

When applicable the value of the share-based and options awards reflects the fair value of options granted on the dates of grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility as a percentage; and e) no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

C. BOARD PRACTICES.

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to four Directors. Our last annual general meeting was held on 12/10/10, at which then retiring incumbent Directors McAdoo, Garrison, and Yu were each re-elected and Director Rudman was newly elected. Our next annual general meeting is scheduled for 12/16/11. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

Audit Committee- The Board of Directors has created an "Audit Committee" and duly appointed Executive Director Robert V. Rudman and non-executive Directors Garrison and Yu to serve on the Audit Committee. Non-Executive Director Garrison is a CPA. The Audit Committee is charged with the responsibility of coordinating, reviewing and working with the Company’s auditors with respect to the annual fiscal year-end audit. The Company’s CFO serves as the Audit Committee’s chairman. As at the Report Date the Compensation Committee does not consist of the entire Board of Directors.

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

Audit Committee Charter - The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Exhibit 99.1” to this Form-20F.

Audit Committee Oversight- During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions -During the most recently completed financial year, the Company has not relied on the exemptions contained in Part 2, Section 2.4 or under part 8 of NI 52-110.Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 7, Section 7.1 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 20 of 33

External Auditor Service Fees - Disclosure of the fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year is set out in Item 16 – Principal Accountant Fees and Services in this Form-20F.

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

Reserves Committee- The Board of Directors has created a "Reserves Committee" and duly appointed executive Director McAdoo and although not a Director, the Company’s President and COO, Andrew T. Eriksson, to serve on the Reserves Committee due to his technical qualifications. The Reserves Committee is charged with the responsibility of oversight of the Company's oil and gas reserves and activity reporting in compliance with Canadian regulatory practices under National Instrument 51. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves. The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

D. EMPLOYEES.

During Fiscal 2011, in addition to its 3 Officers, the Company had 4 full time employees, all located at the Company’s Indonesia representative office in Jakarta. Of these employees one is accounting staff, and the remainder are administrative and support staff. None of the Company’s employees are represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of Security	Name of Beneficial Owner	Number of Voting Securities Owned	% of Total Voting Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	4,829,158	6.6%
Common Shares	David T.W. Yu, Director	3,833,334	5.3%
Common Shares	Phillip B. Garrison, Director	0	0.0%
Common Shares	Andrew T. Eriksson, COO	1,465,000	2.0%
Common Shares	Robert Rudman, Director &CFO	2,000	0.1%
	Directors & Officers as a Group	10,129,492	14.0%

Common Shares	Total Issued & Outstanding	72,390,381	100%

Continental Energy Corp FYE11 Form-20F Annual Report	Page 21 of 33

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

Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo Director & CEO	$0.07	12/31/12	1,000,000	11.1%
David T.W. Yu Director	$0.07	12/31/12	1,000,000	11.1%
Phillip B. Garrison Director	$0.07	12/31/12	1,000,000	11.1%
Andrew T. Eriksson President & COO	$0.07	12/31/11	160,000	11.1%
	$0.07	12/31/12	840,000
Robert Rudman Director &CFO	$0.07	12/31/12	1,000,000	11.1%
Total Directors & Officers as a Group			5,000,000	55.6%
Other Optionees as a Group	$0.07 to $0.15	Various	4,000,000	44.4%
Total Stock Options Outstanding at the Report Date			9,000,000	100.0%

ITEM-7 : MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Authorized Share Capital - The authorized capital of the Company consists of One Billion (1,000,000,000) shares divided into Five Hundred Million (500,000,000) common shares without par value and Five Hundred Million (500,000,000) preferred shares without par value.

Authorized Common Shares- All of the 500,000,000 authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2011 year end on 6/30/11 the total number of common shares issued and outstanding was 72,390,381. As of the Report Date the total number of common shares issued and outstanding was 72,390,381. Zero preferred shares were issued at Fiscal 2011 year-end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/11	Last Unaudited Quarter End 9/30/11	At The Report Date 11/18/11
Common Shares	500,000,000	72,390,381	72,390,381	72,390,381
Preferred Shares	500,000,000	0	0	0

Continental Energy Corp FYE11 Form-20F Annual Report	Page 22 of 33

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 104,295,881 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 72,390,381 common shares actually issued and outstanding plus 19,780,000 outstanding unexercised warrants, plus 9,000,000 outstanding unexercised options to purchase additional common shares, plus 3,125,000outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

	Fully Diluted Shareholding
Type of Security	Last Audited	Last Unaudited	At The Report Date
	Year End 6/30/11	Quarter End 9/30/11	11/18/11
Common Shares	72,390,381	72,390,381	72,390,381
Warrants	17,968,000	19,780,500	19,780,500
Options	9,000,000	9,000,000	9,000,000
Debt Conversion Rights	---	3,125,000	3,125,000
Fully Diluted Total	99,358,381	104,295,881	104,295,881

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

	Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Richard L. McAdoo (1)	4,829,158	6.6%
Common Shares	David T.W. Yu (2)	3,833,334	5.3%
Common Shares	Macquarie Bank Ltd. (3)	5,250,000	7.3%
	Major Shareholders as a Group	13,912,492	19.2%
Common Shares	CDS (4,6)	38,486,723	53.2%
Common Shares	CEDE& Co. (5,6)	14,896,533	20.6%
Common Shares	Total Issued & Outstanding	72,390,381	100.0%

Notes to Table:

1	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
2	Major Shareholder, Non Executive and Independent Director of the Company.
3	Major Shareholder.
4	Canadian Depository for Securities, Inc., a Canadian nominee securities depository and clearing house for banks, brokers, and institutions.
5	American nominee of the Depository Trust Company, a nominee securities depository and clearing house for banks, brokers, and institutions.
6	The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer agent furnishes us a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information. The information about shareholder shown in the following table is at 11/10/11 “Record Date” for the Company’s Fiscal 2011 annual general meeting.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 23 of 33

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

Therefore we estimate that the number of shareholders of the Company, the amounts of shares held, and the geographic distribution of our Registered Shareholders, Unregistered Shareholders, and nominee depositories as shown in the following table:

ESTIMATE OF NUMBER AND DISTRIBUTION OF SHAREHOLDERS
	Canadian		Other Nation		USA
	Residents		Residents		Residents		Total
	Number		Number		Number		Number
	of	Shares	of	Shares	of	Shares	of	Shares
	Holders	Held	Holders	Held	Holders	Held	Holders	Held
Registered
Shareholders	37	1,844,749	35	11,971,134	65	5,243,093	126	19,058,976
Estimate of Unregistered
Shareholders	300	--	100	--	300	--	700	--
CDS Depository, Canada	1	38,434,872	--	--	--	--	1	38,434,872
CEDE Depository, USA	--	--	--	--	1	14,896,533	1	14,896,533
Totals	338	40,279,621	124	11,971,134	366	20,139,626	828	72,390,381

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

B. RELATED PARTY TRANSACTIONS.

On 9/15/09 the Company entered into a 12-month contract with Aspen Capital Partners LLC (“Aspen”), a financial and management consultant to among other things, provide fund raising advice, other financial and investor relations services, and the personal services of Mr. Robert V. Rudman to act as the Company’s CFO. Mr. Rudman is a director of the Company and at the time was also a managing director of Aspen. The contract was terminated on 5/15/11. Mr. Rudman resigned as a director of Aspen on 7/31/11. Mr. Rudman was hired directly by the Company as its CFO pursuant to a contract dated 8/1/11, subsequent to the fiscal year end.

During the fiscal year ended 6/30/11, management, director and officer fees in the amount of $210,000 were paid or accrued to directors and officers of the Company and consulting fees in the amount of $82,500 were paid or accrued to a firm in which an officer of the Company is a managing director. At fiscal year end 6/30/11, $445,000 was payable to officers of the Company relating to outstanding management fees and $132,240 was payable to an officer relating to cash advances made to the Company since 6/30/10.

On 2/17/11 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on 5/17/11.The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $547 was accrued for this loan during the year ended 6/30/11.

On 6/13/11 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 6/23/ with the same terms. The loans are to accrue interest at the rate of 10% per annum and are repayable on 10/13/11 and 10/23/11, respectively. Total interest of $56 was accrued for these loans during the year ended 6/30/11.

Except for the related party transaction described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s preceding fiscal year-ended 6/30/11 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates (An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company);

Continental Energy Corp FYE11 Form-20F Annual Report	Page 24 of 33

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

ITEM-8 : FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Preparation of Financial Statements - The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. During the course of the Company’s fiscal year management prepares unaudited quarterly consolidated financial statements as at September 30, December 31, and March 31 which are filed on SEDAR with the British Columbia Securities Commission within 60 days of the quarter’s end. These same quarterly statements are filed by the Company on EDGAR as Form-6K filings.

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

Change to IFRS - The current fiscal year ending 6/30/11 is the last year that the Company's financial statements will be prepared in accordance with Canadian GAAP with US GAAP footnotes. Commencing from 7/1/11, the Company's financial statements shall be prepared in accordance with IFRS.

International Financial Reporting Standards - The Canadian Accounting Standards Board announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian publicly accountable enterprises. The effective changeover date for the Company is 7/1/11, at which time Canadian GAAP will cease to apply for Continental and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ending 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/1/10. The first annual IFRS consolidated financial statements will be prepared for the year ended 6/30/12 with restated comparatives for the year ended 6/30/11.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which assesses the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which includes a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which includes the preparation of an IFRS compliant opening balance sheet as at 7/1/10, any necessary conversion adjustments and reconciliations, preparation of fully compliant pro forma financial statements including all note disclosures and disclosures required.

The Company’s audited financial statements for Fiscal 2011 can be found under "Item 18 - Financial Statements" in the annual report below.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 25 of 33

ITEM-9 : THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS.

The Company's common shares trade on the NASD Electronic OTC Bulletin Board in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and the high and low trading prices during the quarter and the end quarter closing sales price for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on 10/31/11 was$0.06.

	Common Shares		US$ Dollar Sales Price
For the Period	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended - 9/30/2011	979,700	$0.09	$0.05	$0.07
Quarter Ended - 6/30/2011	1,189,600	$0.12	$0.06	$0.08
Quarter Ended - 3/31/2011	2,787,200	$0.11	$0.05	$0.08
Quarter Ended - 12/31/2010	1,473,000	$0.14	$0.04	$0.06
Quarter Ended - 9/30/2010	482,400	$0.14	$0.03	$0.09
Quarter Ended - 6/30/2010	764,400	$0.14	$0.05	$0.09
Quarter Ended - 3/31/2010	1,195,900	$0.14	$0.04	$0.09
Quarter Ended - 12/31/2009	2,470,200	$0.09	$0.04	$0.06

B. PLAN OF DISTRIBUTION.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.B is not applicable.

C. MARKETS.

Our common shares are quoted on the OTC Bulletin Board under the symbol "CPPXF".

D. SELLING SHAREHOLDERS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.D is not applicable.

E. DILUTION.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.E is not applicable.

F. EXPENSES OF THE ISSUE.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.F is not applicable.

ITEM-10 : ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.A is not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc." On 1/3/96 the name was changed to "Continental Copper Corporation". On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia).At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At a special general meeting of the shareholders on 9/10/08 the shareholders amended and adopted the Company’s current Articles.

Set out below is a summary of various provisions of our Notice of Articles and Articles prescribed by the Business Corporations Act (British Columbia) in respect of:(i) objects and purposes: (ii) directors; (iii) authorized capital; (iv) rights, preference and restrictions attached to our classes of shares; (v) shareholder meetings; and (vi) limitation on rights of non-Canadians; (vii) delay of change of control; and (viii) reporting of share ownership.

Objects and Purposes - Neither our Notice of Articles or Articles contain a description of our objects and purposes.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 26 of 33

Directors - Our Articles have provisions related to conflicts of interests of directors in certain corporate transactions. A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company proposes to enter into, must disclose such interest and is liable to account to the Company for any profit that accrues to the director or senior offer as a result of the transaction if the provisions for disclosure and director approval set out in the Business Corporations Act (British Columbia) are not complied with. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Under the Business Corporations Act (British Columbia), a director does not hold a disclosable interest in a contract or transaction merely because it relates to his/her compensation in his/her capacity as a director, officer, employee or agent of the Company. Our Articles provide that our directors may, without shareholder approval, borrow money upon the credit of our Company, issue and sell bonds or debentures and provide guarantees. Neither our Notice of Articles or Articles set out a mandatory retirement age for our directors and our directors are not required to own securities of our Company in order to serve as directors.

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

Rights, Preferences and Restrictions -Pursuant to our Articles and the Business Corporations Act (British Columbia), holders of our common stock are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our Company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our Company upon dissolution. Shares of our preferred stock of each series rank on a parity with our share of preferred stock of any other series and are entitled to a preference over shares of our common stock with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our Company. The provisions in our Articles attaching to our common stock and our preference stock may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than 2/3s of the outstanding shares of common stock and 2/3s of the shares of preferred stock, as applicable. With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our Company, including: the sale of all or substantially all of its assets, an merger or other arrangement or an alteration to our Company's authorized capital) that require the approval of 2/3s of the votes cast by shareholders (holding common stock) entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings - The Business Corporations Act (British Columbia) provides that:(i) meetings of shareholders must be held in British Columbia, unless otherwise provided in a company's Articles; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general and once in every calendar year;(iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders for a shareholder meeting may be set by the Articles and the Company’s Articles provide that the quorum for the transaction of business at a meeting of our shareholders is two shareholders, or one or more proxy holder representing two members, or one member and proxy holder representing another member; (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (vii) upon the application of a director or shareholder entitled to vote at the meeting, the Supreme Court of British Columbia may order a meeting to be called, held and conducted in a manner that the Court directs.

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

Delay of Change of Control - Pursuant to the provisions of the Business Corporations Act (British Columbia), at each annual general meeting of our shareholders all of our directors retire and the shareholders appoint a new board of directors. Each director holds office until our next annual general meeting unless:(i) he dies or resigns; (ii) he is removed by ordinary resolution of our shareholders (or class or series of shareholders if such class or series has the exclusive right to elect one or more directors); or (iii) the director becomes disqualified to hold officer, as provided under the Business Corporations Act (British Columbia).A director appointed or elected to fill a vacancy on our board holds office for the unexpired term of his predecessor (generally, until our next annual general meeting).With the exception of provisions in our Articles that limit the number of directors that can be appointed between annual meetings of shareholders and that give our directors the authority to issue blank check preferred stock, there are no provisions in our Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company.

Reporting of Share Ownership -Neither our Notice of Articles or Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10 percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form-20F of holders who own more than five percent of our issued and outstanding shares.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 27 of 33

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

2.

Bengara-II PSC Term - In response to an application filed with Indonesian authorities and dated 11/22/07 to extend the initial 10-year exploration period of the Bengara-II PSC to enable it to 1) complete additional testing of the 4 wells drilled during 2007; 2) acquire additional 2D and 3D seismic in the Block; 3) conduct further appraisal and delineation drilling to more fully assess and appraise a promising indication of a possible discovery; and 4) based upon the results of the foregoing, file a Plan of Development ("POD") for additional government approval. In a letter from Indonesian authorities dated 2/9/09 CGB2 received an extension of the initial exploration period of the Bengara-II until 12/4/11. However, due to chronic delays to 3D seismic field operations during the 2009, 2010, and 2011, CGB2 has applied for a two year extension of time until 12/4/13 to file the plan of development. At the Report Date this request had not yet been approved by the Indonesian governmental authorities. Further extensions may be granted by Indonesian authorities subject to further approval based on an annual review by Indonesian authorities of CGB2’s progress and results of appraisal work. At any time that CGB2 determines any commercial oil and gas development within the Bengara-II PSC contract area is justified, it may submit an initial plan of development (“POD”) for the first oil or gas field in the block. Upon approval of such initial POD by government authorities then the Bengara-II Block may be held by CGB2 for the full PSC term of 30-years until 12/04/27.

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) - At the Report Date the Company owns 18% of the shares of CGB2. GeoPetro Resources Company (“GeoPetro”: NYSE Amex: GPR.A) owns 12% of the shares of CGB2. CNPC (Hong Kong) Ltd. (“CNPCHK”: HKSE: 0135.HK), through its wholly owned subsidiary CNPCHK (Indonesia) Ltd. (“CNPCHK-Indonesia”), owns 70% of the shares of CGB2.

CGB2 Shares Sale and Purchase Agreement (“SPA”) - During the fiscal year 2007, the Company entered into a SPA dated 9/29/06 with GeoPetro, CNPCHK, and CNPCHK-Indonesia and GeoPetro pursuant to which the Company and GeoPetro each sold 70% of their respective shares of CGB2 to CNPCHK-Indonesia. CNPCHK is also a party to the SPA in its capacity as guarantor of the obligations thereunder of its wholly owned subsidiary CNPCHK-Indonesia. The Company retained an 18% share of CGB2. To earn its 70% stake in CGB2CNPCHK paid $18,700,000 in cash into CGB2 which was used to pay for Fiscal 2008 drilling of 4 exploratory wells on the Bengara-II Block property. At the Report Date CNPCHK remains obliged to the Company under the SPA to, upon the approval by Indonesian authorities of the first plan of development (“POD”) for any oil and gas discovery within the Bengara-II PSC contract area:

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

CGB2 Share Holders Agreement (“SHA”)- The relationship of the Company, GeoPetro, and CNPCHK-Indonesia as the sole three shareholders of CGB2, owner of the Bengara-II PSC, is governed by a SHA dated 9/29/06.CNPCHK is also a party to the SHA in its capacity as guarantor of the obligations thereunder of its wholly owned subsidiary CNPCHK-Indonesia. Among other things, the SHA contains provisions specifying that:

1.

CGB2 is obliged to externally finance and fund all its own working capital requirements. There are no contractual provisions in the SHA or the SPA for CGB2to impose a funding obligation or place cash calls on the Company, or any other CGB2 shareholder, in respect of future cash requirements of CGB2 or on future exploration and development work in the Bengara-II PSC.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 28 of 33

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

E. TAXATION.

Canadian Federal Income Tax Considerations - The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/99.It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. It is therefore not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company and no opinion or representation with respect to the Canadian income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

Dividends - A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-US Income Tax Convention (1980) as amended by the Protocols signed on 6/14/83, 3/28/84, 3/17/95, and 7/29/97 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

Continental Energy Corp FYE11 Form-20F Annual Report	Page 29 of 33

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

F. DIVIDENDS AND PAYING AGENTS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.F is not applicable.

G. STATEMENT BY EXPERTS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.G is not applicable.

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

ITEM-11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The provision of information called for by this Item-11 is not applicable.

ITEM-12 : DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-12 is not applicable.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 30 of 33

PART-II

ITEM-13 : DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The provision of information called for by this Item-13 is not applicable.

ITEM-14 : MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The provision of information called for by this Item-14 is not applicable.

ITEM-15 : CONTROLS AND PROCEDURES.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/11.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15 under the Securities Exchange Act of 1934.Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

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

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

This report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company's registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform Act of 2010 that provides small public companies with market capitalizations below $75 million a permanent exemption from the Sarbanes-Oxley Section 404(b) requirement to obtain an audit of internal controls over financial reporting.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in the Company’s internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 31 of 33

ITEM-16 : [RESERVED]

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

Our Board of Directors has determined that Phillip B. Garrison and David Yu qualify as "independent" members of our Audit Committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD).We believe that having an Audit Committee that consists entirely of independent Directors is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for Fiscal 2011, the period covered by this Annual Report.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/11 are expected to be approximately $20,000 (2010 - $26,275).

Audit Related Fees - The aggregate fees billed by DMCL for professional services rendered and related to the audit of our annual financial statements for the year ended 6/30/11 including reviews of related annual regulatory filings made in British Columbia and in this Annual Report are expected to be approximately $3,000 (2010 - $3,360).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/11 were $nil (2010 - $nil).

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the most recently completed financial year ended 6/30/11 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The provision of information called for by this Item-16.D is not applicable, there have been no changes to our certifying accountant during the past two most recent fiscal years.

G. CORPORATE GOVERNANCE.

Our Company’s securities are quoted on the OTCBB and are not listed on a national securities exchange. This Annual Report is for our fiscal year-ended 6/30/2011. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corp FYE11 Form-20F Annual Report	Page 32 of 33

PART-III

ITEM-17 : FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM-18 : FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2011 with this annual report on Form-20F in the form described in the following list and attached following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report

1.	Financial Statement Title Page
2.	Reports of our Auditor, DMCL, for the past 3 fiscal years ended 6/30/11, 6/30/10, and 6/30/09.
3.	Comments by our Auditor, DMCL, for US Readers on Canada-US Reporting Differences.
4.	Consolidated Balance Sheets for the past 2 fiscal years ended 6/30/11 and 6/30/10.
5.	Consolidated Statement of Shareholders’ Equity for the past 3 fiscal years ended 6/30/11, 6/30/10, and 6/30/09.
6.	Consolidated Statement of Operations for the past 3 fiscal years ended 6/30/11, 6/30/10, and 6/30/09.
7.	Consolidated Statement of Cash Flows for the past 3 fiscal years ended 6/30/11, 6/30/10, and 6/30/09.
8.	Notes to the Consolidated Financial Statements for the past 3 fiscal years ended 6/30/11, 6/30/10, and 6/30/09.

ITEM-19 : EXHIBITS.

Exhibit	Description
01.1	(1)Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2)Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO.
99.1	(3)Audit Committee Charter
99.2	(4)Compensation Committee Charter

Notes:
(1)Incorporated by reference to a copy furnished to the SEC under Form-6K on 10/10/08.
(2)Incorporated by reference to a copy furnished to the SEC under Form-6K on 12/14/09.

(3)Incorporated by reference to a copy attached to the Company’s management information circular filed pursuant to required Canadian proxy materials in advance of the Company’s 12/20/09 annual meeting and furnished to the SEC under Form-6K on 12/14/09.

(4)Incorporated by reference to a copy furnished to the SEC under Form-6K on 12/14/09.

SIGNATURES

CONTINENTAL ENERGY CORPORATION

_______________________________________

By: Richard L. McAdoo, Director & CEO
Report Date: November 18, 2011

Continental Energy Corp FYE11 Form-20F Annual Report	Page 33 of 33

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2011 and 2010

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation:

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprises the consolidated balance sheets as at 30 June 2011 and 2010, and the consolidated statements of stockholders’ deficit, loss and comprehensive loss and cash flows for the years ended 30 June 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at 30 June 2011 and 2010 and the results of its operations, and its cash flow for the years ended 30 June 2011, 2010 and 2009, in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
27 October 2011

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2011	2010
Current
Cash	$17,427	$88,843
Receivables	2,383	1,881
Prepaid expenses and deposits	6,100	9,465
	25,910	100,189
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	18,572	18,965
	$44,484	$119,156

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$816,866	$284,787
Notes payable (Note 9)	30,603	-
	847,469	284,787

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	13,522,030	13,522,030
Contributed Surplus - Statement 2 (Note 10)	8,396,983	7,140,572
Deficit - Statement 2	(22,721,998)	(20,828,233)
	(802,985)	(165,631)
	$44,484	$119,156

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director

"Robert V. Rudman", Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance - 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Issuance of shares for:
Private placements	-	-	-	-	-
Exercise of options	360,000	81,230	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	55,000
Treasury shares held	-	(36,000)	-	-	(36,000)
Financing fees - warrants	-	-	-	-	-
Stock-based compensation	-	-	376,127	-	376,127
Loss for the year	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,377	82,633	-	185,010
Financing fees - warrants	-	-	79,008	-	79,008
Stock-based compensation	-	-	279,766	-	279,766
Loss for the year	-	-	-	(1,275,386)	(1,275,386)

Balance - 30 June 2010	72,390,381	13,522,030	7,140,572	(20,828,233)	(165,631)
Financing fees - warrants	-	-	1,115,458	-	1,115,458
Stock-based compensation	-	-	140,953	-	140,953
Loss for the year - Statement 3	-	-	-	(1,893,765)	(1,893,765)

Balance - 30 June 2011	72,390,381	$13,522,030	$8,396,983	$(22,721,998)	$(802,985)

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2011	2010	2009

Expenses
Amortization	$14,028	$18,966	$40,304
Consulting fees (Note 11b)	82,500	92,500	9,750
Filing fees	16,704	15,421	18,312
Financing fees - cash	-	14,800	-
Financing fees - warrants (Note 10d)	1,115,458	79,008	-
Foreign exchange loss	14,343	4,677	8,851
Interest and bank charges	6,267	5,126	7,690
Investor relations	-	39,070	3,724
Management fees, salaries and wages (Note 11a)	282,724	369,890	791,070
Office expenses	85,305	97,392	135,571
Professional fees	94,443	161,010	158,663
Rent, office maintenance and utilities	30,852	51,447	56,636
Shareholder communication and transfer agent	4,368	1,733	3,033
Stock-based compensation (Note 10c and d)	140,953	279,766	376,127
Travel and accommodation	18,942	43,116	106,283

Loss Before the Undernoted	(1,906,887)	(1,273,922)	(1,716,014)

Other Income (Expenses)
Bad debt recovery	-	-	36,000
Bad debt expense (Note 7)	(71,500)	-	-
Interest income	-	5	12,717
Loss on disposal of equipment	-	-	(8,993)
Gain on transfer of assets from subsidiary (Note 8)	13,635	-	-
Loss on dissolution of Continental Biofuels	-	-	(122,029)
Loss on debt settlement	-	-	(6,157)
Write-off of property acquisition costs	-	-	(1,313,123)
Gain on sale of CEPL (Note 7)	71,502	-	-
Write-off of resource property costs (Note 7)	(515)	(1,469)	(10,988)

Loss and Comprehensive Loss for the Year	$(1,893,765)	$(1,275,386)	$(3,128,587)

Loss per Share - Basic and Diluted	$(0.03)	$(0.02)	$(0.05)

Weighted Average Number of Shares Outstanding	72,390,381	70,045,277	69,163,217

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		For the		For the		For the
		Year Ended		Year Ended		Year Ended
		30 June		30 June		30 June
Cash Resources Provided By (Used In)		2011		2010		2009

Operating Activities
Loss for the period		$(1,893,765)		$(1,275,386)		$(3,128,587)
Items not affecting cash
Accrued interest on promissory note		603		-		-
Amortization		14,028		18,966		40,304
Bad debt expense (Note 7)		71,500		-		-
Financing fees - warrants (Note 10d)		1,115,458		79,008		-
Gain on sale of CEPL (Note 7)		(71,502)		-		-
Gain on transfer of assets (Note 8)		(13,635)		-		-
Loss on disposal or write-down of equipment		-		-		8,993
Loss on dissolution of Continenal Biofuels		-		-		122,029
Shares received for debt		-		-		(36,000)
Stock-based compensation		140,953		279,766		376,127
Write-off of property acquisition costs		-		-		1,313,123
Write-off of resource property costs (Note 7)		515		1,469		10,988
Changes in current assets and liabilities
Receivables		(500)		(945)		15,878
Prepaid expenses and deposits		3,365		(4,555)		121,460
Accounts payable and accrued liabilities		532,079		215,049		72,363

		(100,901)		(686,628)		(1,083,322)

Investing Activities
Deferred acquisition costs		-		-		(1,313,123)
Investment in Continental Biofuels		-		-		(122,028)
Resource property costs (Note 7)		(515)		(1,469)		(10,988)
Purchase of equipment, net of recovery		-		-		(765)

		(515)		(1,469)		(1,446,904)

Financing Activities
Share capital issued for cash		-		185,010		54,000
Funds received for promissory note (Note 9)		30,000		-		-

		30,000		185,010		54,000

Change in Cash		(71,416)		(503,087)		(2,476,226)
Cash position - Beginning of Period		88,843		591,930		3,068,156

Cash Position - Ending of Period		$17,427		$88,843		$591,930

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Debt settlement	$	Nil	$	Nil		$55,000

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or to realize proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, then liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) All amounts in these financial statements are expressed in United States dollars (“U.S. dollars”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 14.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

b)	Consolidation

These consolidated financial statements include the accounts of the Company and its partially owned subsidiary company as follows:

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and an unrelated third party, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas production sharing contract (“PSC”) property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements. During the current year, CGX terminated all of its Indonesia based employees.
  Also during the current year CGX transferred certain equipment located in Indonesia to the Company resulting in a $13,635 gain which has been recorded in the Company’s consolidated statement of loss. Refer to Note 14e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

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

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. If economic reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

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

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are accrued at fair value, when a reasonable estimate of fair value can be made, and added to the carrying value of the related asset, and amortized on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations.

Management has not identified any significant law or expected asset retirement obligations as at 30 June 2011 and 2010.

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
30 June 2011 and 2010
Expressed in U.S. Dollars

g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2011, 2010 and 2009, the Company had administration activity in North America and exploration and development activity in South East Asia. Segmented information is identified by geographic location of the Company’s exploration and development activities.

j)	Conversion of Foreign Currencies

The financial statements of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian and East Asian operations are translated into U.S. dollars as follows:

  Monetary assets and liabilities at year-end rates;

  All other assets at historical rates;

  Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

  Realized exchange gains and losses arising from these transactions are included in operating results during the period incurred.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

k)	Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the collectability of accounts receivable, the useful life of long-lived assets, the fair values of financial instruments, future tax rates and allowances used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

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
30 June 2011 and 2010
Expressed in U.S. Dollars

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

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs for non-trading instruments that are directly attributable to the acquisition or issue of a financial asset or financial liability at the carrying amount on initial recognition.

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and notes payable.

The Company has classified each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable	Other financial liabilities
Notes payable	Other financial liabilities

CICA HB Section 3862, Financial Instruments – Disclosures, requires disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables, accounts payable and notes payable approximates their fair value because of the short-term nature of these instruments.

o)	Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2011, 2010 and 2009 the Company had no items that caused other comprehensive loss to be different from net loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

3.	Change in Accounting Policies

a)	Business combinations

In January 2009, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

b)	Non-Controlling Interest

In January 2009, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

c)	Consolidated Financial Statements

In January 2009, the CICA issued Handbook section 1601, “Consolidated Financial Statements”, to provide guidance on the preparation of consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

d)	Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” to be consistent with Sections 1582, 1601 and 1602, which were issued in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

4.	New Accounting Pronouncements Not Yet Adopted

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The Company currently presents in its Canadian GAAP financial statements a reconciliation of differences between U.S. and Canadian GAAP. When the Company changes over to IFRS, a reconciliation to U.S. GAAP will no longer be required.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

5.	Financial Instruments

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars, U.S dollars, and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and Indonesian Rupiah:

	30 June 2011
	Canadian	Indonesian
	Dollars	Rupiah
	$
Cash and cash equivalents	59	4,476,099
Receivables	2,327	-
Accounts payable and accrued liabilities	(97,526)	(22,500,000)

Based on the above net exposures as at 30 June 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $9,743 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $209 in the Company’s net earnings.

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
30 June 2011 and 2010
Expressed in U.S. Dollars

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintainsufficient capital to meet short term obligations. As at 30 June 2011, the Company had a cash balance of $17,427 (30 June 2010 - $88,843) which is not sufficient to settle current liabilities of $847,469 (30 June 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

6.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares and loans and advances from related parties. In the management of capital, the Company includes share capital as well as cash and receivables.

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

The Company is not subject to any externally imposed capital requirements and there was no change to the Company’s capital management during the year ended June 30, 2011.

7.	Resource Property Costs

Bengara-II Property

During the year ended 30 June 2011, the Company incurred $515 (2010: $1,469) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2011 and 2010, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

	30 June		Costs		30 June
	2010	Exploration &	Reimbursed by	Impairment/	2011
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$515	$-	$(515)	$1

	30 June		Costs		30 June
	2009	Exploration &	Reimbursed by	Impairment/	2010
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$1,469	$-	$(1,469)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements as fair value was not reliably determined..

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. Under the agreement, the Company was to pay total consideration of $27,320,000. The Company paid a cash deposit of $1,500,000 on signing of the definitive sales and purchase agreement. In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the prior year. The Company incurred $197,660 in legal fees and other costs in relation to this transaction in 2009.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee. As a result of the termination, all acquisition costs relating to the Tungkal property were written off in 2009.

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
30 June 2011 and 2010
Expressed in U.S. Dollars

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

CEPL

During the current year, the Company sold 100% of its shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 1 November 2010. Included in the Company’s consolidated statements of loss and comprehensive loss are the results of operations of CEPL from the date of incorporation to 20 September 2010.

This transaction resulted in a gain of $71,502 calculated as follows based on the net book values recorded in CEPL as at 30 June 2011:

Assets	$-
Liabilities	2

Net book value of CEPL	2
Consideration on disposition	71,500

Gain on disposition of CEPL	$71,502

Ownership of the CEPL shares has been transferred; however payment has not been received. As at 30 June 2011 the amount receivable has been written off as bad debt expense.

8.	Equipment

Details are as follows:

2011

			30 June
			2011
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$38,774	$34,148	$4,626
Computer equipment and software	88,324	77,789	10,535
Field survey equipment	29,921	26,510	3,411
	$157,019	$138,447	$18,572

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2010

			30 June
			2010
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$30,767	$4,273
Computer equipment and software	81,178	69,636	11,542
Field survey equipment	27,167	24,017	3,150
	$143,385	$124,420	$18,965

During the current year, CGX transferred certain equipment to the Company resulting gain $13,635 has been recorded in the Company’s consolidated statement of loss.

9.	Notes Payable

On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrues interest at the rate of 10% per annum and was repayable on 17 May 2011. The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $547 was accrued for this loan during the year ended 30 June 2011.

On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrue interest at the rate of 10% per annum and are repayable on 13 October 2011 and 23 October 2011, respectively. Total interest of $56 was accrued for these loans during the year ended 30 June 2011.

10.	Share Capital

a)	Authorized Share Capital

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 30 June 2011, there are no preferred shares issued or outstanding.

b)	Share Capital

2011

There were no new shares issued during the year ended 30 June 2011.

2010

During the year ended 30 June 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,377 to the common shares and $82,633 to the share purchase warrants based on management estimate of relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director.

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 10(e).

2011

During the year ended June 30, 2011, a total of 1,750,000 outstanding incentive stock options having an exercise price of $0.07 expired unexercised.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012.

The Company calculated the incremental increase in the fair value of these amended options to be $136,314. The amount was charged to operations.

2010

During the year ended 30 June 2010, a total of 360,000 stock options were granted to officers of the Company at an exercise price of $0.07 per share and an expiry date of 31 December 2011. The Company calculated the fair value of these options to be $8,614 on the grant date. The amount was charged to operations. The average grant date fair value of these stock options was $0.03.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

During the year ended 30 June 2010, a total of 4,840,000 outstanding incentive stock options granted to directors and senior officers with various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 3,250,000 outstanding incentive stock options granted to employees and consultants with various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

During the year ended 30 June 2010, a total of 800,000 outstanding incentive stock options granted to employees with various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 per share and a new expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 1,500,000 outstanding incentive stock options granted to employees and consultants with an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 per share and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $95,806 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 stock options were granted to an officer of the Company at an exercise price of $0.15 per share and an expiry date of 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

2009

During the year ended 30 June 2009, a total of 4,000,000 stock options were granted to advisors, directors, and employees at an exercise price of $0.15 per share and a expiry date of 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

During the year ended 30 June 2009, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

During the year ended 30 June 2009, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

During the year ended 30 June 2009, a total of 100,000 stock options were granted to a consultant at an exercise price of $0.21 per share and an expiry date of 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

During the year ended 30 June 2009, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2009	9,390,000	$0.20
Options granted	1,360,000	0.13

Options outstanding, 30 June 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07

Options outstanding, 30 June 2011	9,000,000	$0.07

As at 30 June 2011, the details of share purchase options outstanding were:

	Number of	Price per
Options	shares	Share	Expiry date
	960,000	$0.07	31 December 2011
	350,000	$0.07	30 June 2012
	7,690,000	$0.07	31 December 2012
Total outstanding and exercisable	9,000,000

The weighted average life of incentive stock options outstanding as at June 30, 2011 was 1.38 years.

d)	Warrants

2011

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were repriced to have an exercise price of $0.20 and an expiry date of 29 August 2012.

The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,458 which was charged to operations.

The Company revalued certain share purchase warrants, with vesting provisions, which were granted to an investor relations company in fiscal 2010. The incremental increase in the fair value of these revalued warrants was calculated to be $4,639 which was charged to operations as stock based compensation.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2010

During the year ended 30 June 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

During the year ended 30 June 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,008 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company at an exercise price of $0.15 per share and a expiry date of 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, a total of 350,000 share purchase warrants were granted to an investor relations company at an exercise price of $0.09 per share and an expiry date of on 16 September 2010. These warrants vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1 January 2010; 1 April 2010; 1 July 2010; and 1 October 2010. The Company calculated the fair value of these warrants to be $31,211 on the grant date. In the current period, $24,908 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2009	13,990,000	$0.16
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	0.07

Warrants outstanding, 30 June 2010 and 2011	17,968,000	$0.15

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

Details of outstanding share purchase warrants as at 30 June 2011 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	4,975,000	$0.07	31 December 2011
	10,000,000	$0.20	29 August 2012
	350,000	$0.09	16 September 2012
	2,643,000	$0.10	26 February 2013

	17,968,000

The weighted average life of share purchase warrants outstanding as at June 30, 2011 was $1.06 years.

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant and modification (Note 10c) is estimated on the date of grant or modification using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2011	2010	2009
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	246% - 264%	108%	91% - 98%
Risk-free interest rate	1.42%	0.37%	1.32% - 3.16%
Expected life of options (years)	1.25 – 2.26	1.00	2.96 – 3.00

The fair value of each warrant issued (Note 10d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2011	2010	2009
Expected dividend yield	0.00%	0.00%	n/a
Expected stock price volatility	271%	107%	n/a
Risk-free interest rate	1.28%	0.35%	n/a
Expected life of warrants (years)	2.00	3.00	n/a

11.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)	During the year ending 30 June 2011, management, director and officer fees in the amount of $210,000 (2010 - $210,000; 2009 - $367,000) were paid or accrued to directors and officers of the Company.

b)	During the year ending 30 June 2011, consulting fees in the amount of $82,500 (2010 - $92,500; 2009 - $nil) were paid or accrued to a firm in which the officer was a managing director.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

c)

During the year ending 30 June 2011, the Company received $132,240 in advances from a related party. This amount is included in accounts payable and accrued liabilities and is unsecured, non- interest bearing and has no specific terms for repayment.

d)

As at 30 June 2011, $445,000 (30 June 2010 - $152,500) is payable to officers of the Company. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	Income Taxes

a)

Income tax provisions differ from the amount that would result from applying the federal and provincial statutory income tax rates to earnings before income taxes. These differences result from the following items:

	2011	2010	2009

Loss before income taxes	$(1,893,765)	$1,275,386	$3,128,587
Tax rate applied - statutory	27.5%	29.25%	30.25%

Expected income tax recovery	(520,785)	(373,050)	(946,398)
Adjustments due to:
Non-deductible expenses	347,428	99,734	467,092
Losses and temporary differences for which no tax benefit has been recorded	179,657	283,466	449,965
Difference between Canadian and foreign tax rates	(6,300)	(10,150)	29,341

Total income taxes (recovery)	$-	$-	$-

b)	The components of the Company’s potential future income tax balances are as follows:

	2011	2010	2009

Future income tax assets
Non-capital losses	$1,894,817	$1,659,355	$1,405,779
Capital losses	289,390	224,509	194,486
Resource properties	530,151	489,857	445,085
Capital assets	186,689	170,774	176,118
Share issue costs	24,046	32,261	29,576
	2,925,092	2,576,756	2,251,044

Valuation allowance	(2,925,092)	(2,576,756)	(2,251,044)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The Company has non-capital loss carry-forwards of approximately $7,320,000 that may be available to offset future income for tax purpose. The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US

2014	$460,000	$-
2015	365,000	-
2026	-	43,000
2027	1,520,000	147,000
2028	1,370,000	265,000
2029	1,463,000	171,000
2030	848,000	95,000
2031	573,000	-

	$6,599,000	$721,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

13.	Segmented Information

	North America	East Asia	Consolidated

Year ended 30 June 2011
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,722,869)	$(170,896)	$(1,893,765)
Identifiable assets	$13,301	$31,183	$44,484

Year ended 30 June 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,052,964)	$(222,422)	$(1,275,386)
Identifiable assets	$80,989	$38,167	$119,156

Year ended 30 June 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

14.	Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement and accounting differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

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

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release. The compensation amount is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no cumulative difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2011 and 2010, and therefore were written down to a nominal value.

d)	Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes and valuation allowances as recorded under Canadian GAAP.

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
30 June 2011 and 2010
Expressed in U.S. Dollars

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

		30 June 2011	30 June 2010

Current assets		$7,890	$9,129
Non-current assets		-	15,601
Total assets		$7,890	$24,730

Current liabilities		16,193	8,997

Total liabilities		$16,193	$8,997

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2011	June 2010	June 2009

Operating Expenses	$96,404	$212,213	$296,529
Write-down of resource property costs	515	1,469	10,988

Net loss for the period	$96,919	$213,682	$307,517

Net cash used in:
Operating activities	$(59,573)	$(149,925)	$(323,629)
Investing activities	$-	$-	$(765)
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

f)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2009	69,747,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

Shareholders’ equity balance as reported at 30 June 2010	72,390,381	$13,522,030	$7,140,572	$(20,828,233)	$(165,631)
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2010	72,390,381	$13,522,030	$7,444,630	$(21,132,291)	$(165,631)

Shareholders’ equity balance as reported at 30 June 2011	72,390,381	$13,522,030	$8,396,983	$(22,721,998)	$(802,985)
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2011	72,390,381	$13,522,030	$8,701,041	$(23,026,056)	$(802,985)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

g)	New Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income”. This ASU presents an entity with the option to present the total of comprehensive income, the components of net income and the component of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity/deficit. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. As ASU No. 2011-05 relates only to the presentation of Comprehensive Income, the Company does not expect the adoption of this update will have a material effect on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement” to amend the accounting and disclosure requirements on fair value measurements. This ASU limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, this update expands the disclosure on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as descriptions of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. ASU No. 2011-04 is to be applied prospectively and is effective during interim and annual periods beginning after 15 December 2011. The Company does not expect the adoption of this update will have a material effect on its consolidated financial statements.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

15.	Subsequent Events

a)	On 1 August 2011, the Company entered into an employment contract with its Chief Financial Officer (“CFO”) for the amount of $7,500 per month and a signing bonus of two month’s salary.

b)

On 21 September 2011 the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on 16 September 2012 and is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share.

As additional consideration, the Company issued 1,562,500 warrants to the note holder, exercisable at $0.12 per share up to September 21, 2013. Also in conjunction with the convertible promissory note, the Company issued 250,000 finders’ warrants to an arms length third party, exercisable at a price of $0.12 per share up to 21 September 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ended June 30, 2011

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated.There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 27, 2011.

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

HIGHLIGHTS OF THE YEAR

Significant events having a material effect on the business affairs of the Company which have occurred during fiscal 2011 are summarized below:

Investment Activity - CEPL Subsidiary Sold
On July 7, 2010 the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (“Transafrica”) (60%) and C&S Infrastructure LLC (“C&S”) (40%) for consideration of $71,500 which was to be paid on or before July 31, 2010. On July 31, 2010, the agreement was amended to extend the July 31, 2010 payment deadline until November 1, 2010. The net assets in CEPL at the time of the share transfer were ($2). The Company, as a result, recorded a gain from transfer of shares in the consolidated financial statements of $71,502. The consideration of $71,500 for transfer of CEPL shares was not received by fiscal year end 2011 and was therefore written off to bad debt expense in the Company’s consolidated financial statements.

In accordance with the instructions of the principals of Transafrica and C&S, Michael S. Murphy and Deepak R. Deshpande, the sale and transfer of the shares was registered with the Accounting and Corporate Regulatory Authority of Singapore on April 5, 2011. Neither the Company nor any of its officers or directors ownsany shares of CEPL nor do they hold any management role nor exert any management influence over CEPL. The sole registered shareholder is Mr. Deepak R. Deshpande and the two directors of CEPL are Mr. Deepak R. Deshpande (Managing Director) and Mr. Effendy A.H.Merican.

2011 Bengara-II Block Budget Presented
Pursuant to a press release made on November 16, 2010 the Company announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million. The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million. The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues. The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses.

2010 Annual Reserves Report Posted
On November 4, 2010 the Company posted its annual reserves report at fiscal year end June 30, 2010 on SEDAR in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to the Form 51-101F1 section of the NI 51-101 was filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on. The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” was also filed concurrently. The full NI 51-101 report has been filed on SEDAR and is available for download at http://sedar.com/search/search_form_pc_en.htm.

2010 AGM Held
On December 12, 2010 the Company held its Annual General Meeting in Vancouver. The shareholders voted to fix the Board of Directors at four (4) directors and re-elected 1) Mr. Richard L. McAdoo, 2) Mr. Robert V. Rudman, 3) Mr. Phillip B. Garrison, And 4) Mr. David W.T. Yu as directors. Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, were appointed as the auditor of the Company to hold office for the ensuing year.

Bengara-II Plans Updated
Pursuant to a press release dated April 18, 2011the Companyupdated 2011 plans on the Bengara-II Block, Indonesia, owned by its 18% subsidiary CGB2.Surface damage claims disputes with prawn farm operators in the area of the company's new seismic acquisition program have largely been overcome. Minor, local issues still arise from time to time. The acquisition of 178 square kilometers of new 3D seismic data is now over 60% complete. Preparatory work is in progress on the planned acquisition of an additional 920 line kilometers of 2D seismic data. Recording of the 2D program will follow completion of recording of the 3D program and will likely coincide with the first 2011 drilling.

The first well of 2011 is now set to be the Muara Makapan-2 well ("MM-2"). CGB2 expects a late third quarter spud of MM-2 which is budgeted at US$ 22.5 Million. An additional well of similar cost is included in CGB2's preliminary budget for 2011 mentioned above but will not be confirmed until after the MM-2 well is completed.

The MM-2 well is designed as an appraisal to the 1988 Muara Makapan-1 ("MM-1") gas and condensate discovery which tested gas at a rate of 19.5 MMCFD and condensate at a rate of 600 BPD. The precise location of the MM-2 will be determined upon review of the 3D seismic but is expected to be in the general vicinity of the MM-1 discovery well which was drilled offshore, but in water only 1.7 meters deep, in the estuary of the Bulungan River. It has not yet been determined whether drilling operations will be conducted from a barge or from an artificial island.

CGB2 believes MM-2 offers a low-risk, fast-track, path to a Plan-of-Development ("POD") for the Bengara-II Block. Reliable and substantive test results and reservoir information were derived from the MM-1 discovery well. This information, coupled with the newly acquired 3D seismic data, plus a successful confirmation test of gas and condensate at the planned MM-2 well, should provide sufficient confidence in reserves determinations to justify a POD approval from the Indonesian government.

Aspen Capital Contract Terminated
In a letter dated May 12, 2011 the Company exercised its right and terminated its financial advisory services agreement with Aspen Capital Partners, of which the Company’s Chief Financial Officer (“CFO”) was a managing director, pursuant to a contract dated September 15, 2009. The cancelled contract included provisions for Aspen Capital providing the Company the services of its managing director as the Company's acting CFO.

Share Purchase Warrants Activity
During the year, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No outstanding share purchase warrants expired.

Amendments – On August 29, 2010 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions as follows:

  A total of 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of August 29, 2010 were amended to have a new exercise price of $0.20 and a new expiry date of August 29, 2012.

Incentive Stock Options Activity
During the year, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry–

  A total of 1,100,000 outstanding incentive stock options expired on December 31, 2010

  A total of 400,000 outstanding incentive stock options expired on March 17, 2011

  A total of 250,000 outstanding incentive stock options expired on June 30, 2011.

Amendments– On September 29, 2010 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions as follows:

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

Shares Issues
No new shares were issued by the Company during fiscal 2011.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since June 30, 2011 but prior to publication of this report are summarized below:

New CFO Contract
Subsequent to the year end, on and with effect from August 1, 2011, the Company entered into a new employment contract directly with its CFO for the amount of $7,500 per month.Previously the CFO had been retained under the auspices of Aspen Capital (see "Aspen Capital Contract Terminated" above).

Convertible Promissory Note
On September 21, 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on September 16, 2012. The note is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share. As additional consideration, the Company issued to the note holder 1,562,500warrants exercisable at a price of $0.12 per share up to September 21, 2013. Also in conjunction with the placement of the note, the Company issued 250,000 finder's warrants to an arms-length third party, also exercisable at a price of $0.12 per share up to September 21, 2013.

Bengara-II 3D Seismic Completed
Pursuant to a press release dated September 27, 2011the Companyannounced the hard fought completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by the Company's 18% owned subsidiary, CGB2.Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

CGB2 has applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 Million.

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program are now completed. The full original 3D program of 178 square kilometers (120 km2 full fold) has been recorded. Computer processing of the entire 3D program is also now completed. Interpretation of the 3D dataset has begun and is expected to be completed by end November 2011.

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording.

Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program are now over 70% completed. Field operations are expected to complete and cease by end October 2011. Computer processing of the 2D program is expected to be completed by year end 2011.

CGB2 is currently finalizing its 2012 work program and budget and the Company will update 2012 drilling plans when the budget is finalized. The drilling of the Muara Makapan-2 appraisal well originally planned for late third quarter 2011 will be delayed by the late completion of the seismic and will likely commence in first quarter 2012.

Dissolution of CGX
The Company and GeoPetro Resources Company (“GeoPetro”) came to a mutual agreement to dissolve the 50/50 joint venture corporate entity, CGXploration Inc. ("CGX") and commenced activities to wind up and liquidate it by the end of calendar 2011.

Share Purchase Warrants Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 1,812,500 new warrants were issued in connection with the private placement of a convertible promissory note. The new warrants are exercisable at a price of $0.12 per share up to September 21, 2013.

Expiry - No share purchase warrants expired.

Amendments – The term of 3,975,000 share purchase warrants were extended to expire on December 31, 2013 with no change to their exercise price of $0.07 each.

Incentive Stock Options Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – The term of 650,000 incentive stock options were extended to expire on December 31, 2012 with no change to their exercise price of $0.07 each.

Common Share Conversion Rights Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – On September 21, 2012 the Company issued conversion rights in the amount of 3,125,000 shares as part and parcel of a private placement of a convertible promissory note which raised proceeds of $250,000 for the Company as described above. The conversion rights provide that the note holder may convert the $250,000 note into common shares of the Company at a conversion rate of $0.08 per share. The rights expire on actual repayment of the note. The note provides for repayment on its its maturity on September 16, 2012.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
Subsequent to the end of the year and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 9,000,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 19,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarterand Fiscal Year Ended June 30, 2011
The “Past Quarter” ended June 30, 2011 marks the end of the Company's fourth fiscal quarter and also the end of the twelve months making up the Company’s annual fiscal year.

  Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2011, 2010 and 2009.

		2011		2010		2009

Sales	$	Nil	$	Nil	$	Nil
Income (Loss) for the Year		$(1,893,765)		$(1,275,386)		$(3,128,587)
Income (Loss) per Share – Basic		$(0.03)		$(0.02)		$(0.05)
Income (Loss) per Share – Diluted		$(0.03)		$(0.02)		$(0.05)
Total Assets		$44,484		$119,156		$635,709
Total Long-term Liabilities	$	Nil	$	Nil	$	Nil
Dividends Declared	$	Nil	$	Nil	$	Nil

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

		Loss from	Basic Income (Loss)	Fully Diluted Income
		Continued	per Share from	per Share from
		Operations and Net	Continued Operations	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)	and Net Income (loss)
4th Quarter 2011	Nil	(186,529)	(0.00)	(0.00)
3rd Quarter 2011	Nil	(139,065)	(0.00)	(0.00)
2nd Quarter 2011	Nil	(183,145)	(0.00)	(0.00)
1st Quarter 2011	Nil	(1,385,026)	(0.02)	(0.02)
4th Quarter 2010	Nil	(245,489)	(0.00)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)

  Current Working Capital Situation

As at June 30, 2011, the Company’s consolidated financial statements reflect a working capital deficit of $821,559. This represents a decrease in working capital of $636,961 compared to the June 30, 2010 working capital deficit of $184,598. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at June 30, 2011 was $17,427 compared to $88,843 as at June 30, 2010, representing a decrease of $71,416.

The Company used $100,901 for operating activities during the year ended June 30, 2011 compared with $686,628 in the year ended June 30, 2010.

The cash resources used for investing activities during the year ended June 30, 2011 was $515 compared with $1,469 for the year ended June 30, 2010.

The cash resources provided by financing activities during the year ended June 30, 2011 was $30,000 compared with $185,010 in the year ended June 30, 2010.

  Investments

The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

  Finance

During the year ended June 30, 2011 the Company received $30,000 from the issuance of promissory notes to related parties.

  Operations for the Year Ended June 30, 2011

Overall, the Company had a loss from operations during the year ended June 30, 2011 of $1,893,765 compared to $1,275,386 in the year ended June 30, 2010. The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010.

General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the years ended June 30, 2010 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year.The majority of the other expenditure items in this category decreased from 2011 to 2010 including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreementsduring the previous fiscal year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942 as the Company was not working on any projects during the period that required extensive travel.

  Operations for the Three Month Period Ended June 30, 2011

Overall, the Company had a loss from operations during the three month period ended June 30, 2011 of $186,529 compared to $245,295for the three month period ended June 30, 2010. The Company had a loss per share of $0.002 in 2011 compared to a loss per share of $0.003 in 2010.

General and administrative expenses decreased by $116,631 from $245,295 to $128,664 for the three month periods ended June 30, 2010 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Non-cash financing fees decreased from $79,008 to $nilas a result of revaluation of several outstanding warrants during the prior period. No outstanding warrants were revalued during the last three month period of the current fiscal year.Management fees, salaries and wages decreased $28,845 from $93,134 to $64,289 as a result of the termination of an employment contract during the prior year. Professional fees decreased $44,112 from $62,091 to $17,979 as a result of lower legal fees during the current period.

A D D I T I O N A L D I S C L O S U R E

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2011.

Related Party Transactions
During the year, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2011.

Expenditures made by the Company to related parties during the fiscal year and balances payable to related parties as at June 30, 2011 are as follows:

  During the fiscal year, management, director and officer fees in the amount of $210,000 (2010 - $210,000) were paid or accrued to directors and officers of the Company.

  During the fiscal year, consulting fees in the amount of $82,500 (2010 - $92,500) were paid or accrued to a firm in which an officer of the Company was a managing director.

  As at June 30, 2011, $445,000 (June 30, 2010 - $152,500) is payable to officers of the Company relating to outstanding salaries and management fees; and $132,240 (June 30, 2010 - $Nil) is repayable to an officer relating to cash advances made to the Company.

  On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on 17 May 2011. The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $547 was accrued for this loan during the year ended 30 June 2011.

  On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms. The loans are to accrue interest at the rate of 10% per annum and are repayable on 13 October 2011 and 23 October 2011, respectively. Total interest of $56 was accrued for these loans during the year ended 30 June 2011.

Investor Relations, Publicity and Promotion
During the year, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the year, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2011. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

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

Management’s Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the collectability of accounts receivable, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

Change in Accounting Policies

a) Business combinations

In January 2009, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

b) Non-Controlling Interest

In January 2009, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

c) Consolidated Financial Statements

In January 2009, the CICA issued Handbook section 1601, “Consolidated Financial Statements”, to provide guidance on the preparation of consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

d) Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” to be consistent with Sections 1582, 1601 and 1602, which were issued in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

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

With a working capital deficit of $821,559 as at June 30, 2011, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing additional capital for the Company.

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

Fair value of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables, accounts payable, and notes payable approximates their fair value because of the short-term nature of these instruments.

Management of financial risk
The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At June 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and Indonesian Rupiah:

	June 30, 2011
	Canadian	Indonesian
	Dollars	Rupiah
	CDN$	Rp.
Cash and cash equivalents	59	4,476,099
Receivables	2,327	-
Accounts payable and accrued liabilities	(97,526)	(22,500,000)

Based on the above net exposures as at June 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $9,743 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $209 in the Company’s net earnings.

Credit risk
Credit risk is the risk of a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by large Canadian and international financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at June 30, 2011, the Company had a cash balance of $17,427 (June 30, 2010 - $88,843) to settle current liabilities of $847,469 (June 30, 2010 - $284,787).

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

Capital Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares and loans and advances from related parties. In the management of capital, the Company includes share capital as well as cash and receivables.

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

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Consolidated Financial Statements for June 30, 2011.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the fiscal year ended June 30, 2011, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)
The Canadian Accounting Standards Board ("AcSB") announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (PAEs). The effective changeover date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for Continental and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ending September 30, 2011 including comparative IFRS financial results and an opening balance sheet as at July 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended June 30, 2012 with restated comparatives for the year ended June 30, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which assesses the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which includes a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which includes the preparation of an IFRS compliant opening balance sheet as at July 1, 2010, any necessary conversion adjustments and reconciliations, preparation of fully compliant pro forma financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one and two, and is now advancing through phase three, the Transition phase. Management prepared a component evaluation of its existing financial statement line items,comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number ofdifferences. Many of the differences identified are not expected to have a material impact on the reportedresults and financial position. Management has also prepared a conversion plan and is currently on target forall of the deliverables.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retainedearnings as of the date of the first comparative balance sheet presented based on standards applicable atthat time. IFRS-1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions andmandatory exceptions, in certain areas, to the general requirement for full retrospective application ofIFRS. The Company will be applying the following exemptions to its opening statement of financialposition dated July 1, 2010:

(a)	Share-based payment transactions

IFRS-1 encourages, but does not require, first-time adopters to apply IFRS-2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will be electing not to apply IFRS to awards that vested prior to July 1, 2010, which have been accounted for in accordance with Canadian GAAP.

(b)	Business combinations

IFRS-1 indicates that a first-time adopter may elect not to apply IFRS-3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will apply this election and IFRS-3 will be applied only to business combinations that occur on or after July 1, 2010.

(c)	Cumulative translation differences

IFRS-1 allows a first-time adopter to not comply with the requirements of IAS-21 The Effects of Changes in Foreign Exchange Rates, for cumulative translation differences that existed at the date of transition to IFRS. The Company will choose to apply this election. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(d)	IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS-1, if a company elects to apply IFRS-3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company will be electing to apply IFRS-3 prospectively, the Company will also be electing to apply IAS 27 prospectively.

IFRS-1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company will be applying the following guideline to its opening statement of financial position dated July 1, 2010:

(e)	Estimates

In accordance with IFRS-1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Set out below are the most significant areas, identified to date by management, where changes inaccounting policies may have the highest potential impact on the Company’s consolidated financialstatements based on the accounting policy choices approved by the Audit Committee and Board ofDirectors.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issuenew accounting standards during the conversion period. As a result, the final impact of IFRS on theCompany’s consolidated financial statements can only be measured once all the IFRS accountingstandards at the conversion date are known. Management will continue to review new standards, as wellas the impact of the new accounting standards, between now and the conversion date to ensure all relevantchanges are addressed.

Foreign Currency (IAS-21)
IFRS requires that the functional currency of each entity in the consolidated group be determinedseparately in accordance with IAS-21 and the entity’s financial results and position should be measuredusing the currency of the primary economic environment in which the entity operates (“the functionalcurrency”). Currently, the functional currency of the consolidated entity is the United States dollar (“USD”)which is also the presentation currency of the Company’s financial statements.

Management has determined that the functional currency of the parent company, Continental Energy Corporation, is most likely the United States dollar and the functional currency of the subsidiary, CGX Exploration Inc. is also most likely the United States dollar but a detailed analysis remains to be completed.

The presentation currency of the Company’s financial statements will continue to be the United States dollar.Under IFRS, the financial statement of each entity will need to be translated to the United States dollar inaccordance with IAS-21. In preparing the financial statements of the individual entities, transactions incurrencies other than the entity’s functional currency (foreign currencies) are recorded at the rates ofexchange prevailing at the dates of the transactions. At each statement of financial position date,monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetaryassets and liabilities are translated using the historical rate on the date of the transaction. Non-monetaryassets and liabilities that are stated at fair value are translated using the historical rate on the date that thefair value was determined. All gains and losses on translation of these foreign currency transactions areincluded in the consolidated income statements.

Share Based Payments (IFRS-2)
Canadian GAAP

  The fair value of share based payments with graded vesting are calculated as one grant and theresulting fair value is recognized on an accelerated or straight line basis over the vesting period.

  Forfeitures of awards are recognized as they occur.

IFRS

  Each tranche of a grant with different vesting dates is considered a separate grant for thecalculation of fair value and the resulting fair value is amortized over the vesting period of therespective tranches.

  Forfeiture estimates are recognized in the period they are estimated, and are revised for actualforfeitures in subsequent periods.

All options granted by the Company which vest in the comparative year for IFRS have been valued in compliance with IFRS. A forfeiture rate will need to be applied in the comparative year to make the Company fully compliant with IFRS-2.

Exploration and Evaluation of Mineral Resources (IFRS-6)
Under the Company’s current accounting policy, all costs of exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs in significant investment in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The comments on the Extractive Industries Discussion Paper published April 2010 indicate that the consensus is to capitalize E&E assets. Based on this, management will most likely decide to continue with its current accounting policy of capitalizing all E&E expenditures.

Management has also decided that E&E assets will be measured at cost, similar to other companies, rather than using the revaluation model. They have also determined that E&E assets will be classified as intangible assets. This has been chosen because expenditures reflect an increased knowledge of the property as opposed to a tangible asset.

Asset Impairment (IAS-36)
Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carryingvalues with undiscounted future cash flows to determine whether impairment exists; and then measuringany impairment by comparing asset carrying values with discounted cash flows. International AccountingStandard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement ofimpairment, with asset carrying values compared directly with the higher of fair value less costs to selland value in use (which uses discounted future cash flows). This may potentially result in write downswhere the carrying value of assets were previously supported under Canadian GAAP on an undiscountedcash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has no significant assets for which impairment testing is required. However, asevents and circumstances of the Company’s operations change that give rise to impairment testing, IAS36 will be applied.

Property, Plant and Equipment (IAS-16)
Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the application of the revaluation method is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Currently, the Company only has an immaterial amount of assets capitalized as property, plant and equipment and as a result, there will be no material impact on the adoption of either IFRS model on the Company’s financial statements.

In accordance with IAS-16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Income Taxes (IAS-12)
Under Canadian GAAP, future income tax assets and liabilities are referred to as “future income tax(“FIT”) assets and liabilities while under IFRS these are referred to as “deferred tax assets and liabilities.”

Similar to FIT assets and liabilities, deferred tax assets and liabilities are recognized for deferred taxconsequences attributable to differences between the financial statement carrying amounts of existingassets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured usingthe enacted or substantively enacted tax rates expected to apply when the asset is realized or the liabilitysettled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in theperiod that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will beavailable against which the asset can be utilized. To the extent that the Company does not consider itprobable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

For IFRS the following temporary differences do not result in deferred tax assets or liabilities:

a)	the initial recognition of assets or liabilities, not arising in a business combination, that does notaffect accounting or taxable profit;

b)

investments in subsidiaries, associates and jointly controlled entities where the timing of reversalof the temporary differences can be controlled and reversal in the foreseeable future is notprobable.

The Company expects the impact of implementing IAS-12 Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS-12 will be applied.

Conclusion
As the Company elects and approves the IFRS accounting policy for each of the areas above,management will determine and disclose the potential impact of the IFRS adoption at the transition dateon our financial statements. The International Accounting Standards Board will also continue to issuenew accounting standards during the conversion period and, as a result, the final impact of IFRS on theCompany’s consolidated financial statements will only be measured once all the IFRS applicableaccounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, allinformation required to be reported under IFRS is expected to be available with minimal system changes.In addition, based upon the Company’s current operations, it is management’s opinion that the adoptionof IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation anddisclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depththan those required under Canadian GAAP and, therefore, will result in more extensive note references.The Company is continuing to assess the level of presentation and disclosures required for itsconsolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensationarrangements, or material contracts that impact its current business activities that would affect theconversion to IFRS.

Management, members of the board of directors and audit committee have the required financialreporting expertise to ensure the adequate organization and transition to IFRS.

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