Form 20-F
period 2012-06-30
CONTINENTAL ENERGY Corp
filed 2012-11-09
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM-20F

[   ] Registration Statement Pursuant To Section 12 (B) Or (G) Of The Securities Exchange Act Of 1934

or

[ X ] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

For the fiscal year-ended JUNE 30, 2012

or

[   ] Transition Report Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Commission file number 0-17863

or

[   ] Shell Company Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2311 Tradition Way, Unit 201, Naples, Florida, U.S.A., 34105
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report: There were 99,540,381 common shares, without par value, issued and outstanding as of 6/30/12.

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

[ X ] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] YES [ X ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] YES [   ] NO

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):

[ ] U.S. GAAP	[ X ] IFRS by IASB	[ ] Other

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

[   ] YES [ X ] NO

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. (Applicable Only To Issuers Involved In Bankruptcy Proceedings During The Past Five Years)

[   ] YES [ X ] NO

Report Date: November 9, 2012

TABLE OF CONTENTS
FORM-20F - ANNUAL REPORT

---oOo---

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 2 of 33

PART-I

This United States Securities and Exchange Commission Form-20F filing is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Dates are expressed in this Annual Report in the form 6/30/12, which in this case means June 30, 2012. Further:

Fiscal year-end Date - The Company's fiscal year ends June 30th. This Annual Report includes audited financial statements as of the most recently completed fiscal year ended 6/30/12 (“Fiscal 2012”).

Report Date - This Annual Report was prepared in October and November 2011. Information contained herein is current and valid as at November 9, 2012 (11/09/12) the "Report Date" except where the context specified otherwise.

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

ITEM-3 : KEY INFORMATION

A. SELECTED FINANCIAL DATA.
The financial data for Fiscal years ended 6/30/10, 6/30/11, and 6/30/12 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal years ended 6/30/08 and 6/30/09 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20F Annual Reports and incorporated herein by this reference.

The financial data shown in the following table is derived from the financial statements of the Company, which for fiscal years ending 6/30/11 and earlier, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements. Commencing from 7/1/11 and for the current fiscal year ended 6/30/12, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") instead of GAAP. The first annual IFRS consolidated financial statements were prepared for the Fiscal year ended 6/30/12 with restated comparatives for the previous fiscal year ended 6/30/11.

The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share as set forth above, in this report; and hence no basis for such calculation is included.

The selected financial data set forth in the following table should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 3 of 33

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
(US$ in 000, except per share data)
		Fiscal Year Ended
	6/30/12*	6/30/11*	6/30/10	6/30/09	6/30/08
Revenue	-	-	-	-	-
Net Income (Loss)	(1,847)	(1,894)	(1,275)	(3,129)	(3,117)
Earnings (Loss) Per Share – Basic	(0.02)	(0.03)	(0.02)	(0.05)	(0.05)
Earnings (Loss) Per Share – Diluted	(0.02)	(0.03)	(0.02)	(0.05)	(0.05)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	81,086	72,390	70,045	69,163	67,807
Working Capital	(278)	(822)	(185)	528	3,159
Oil and Gas Properties	0.001	0.001	0.001	0.001	0.001
Mineral Properties	-	-	-	-	-
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	(149)	(803)	(166)	566	3,245
Total Assets	298	44	119	636	3,298
US GAAP Shareholders' Equity (deficiency)	n/a*	n/a*	(166)	566	3,245
US GAAP Net Income (Loss)	n/a*	n/a*	(1,275)	(3,129)	(3,117)
US GAAP Net (Loss) per Share Basic	n/a*	n/a*	(0.02)	(0.05)	(0.05)
US GAAP Net (Loss) per Share Diluted	n/a*	n/a*	(0.02)	(0.05)	(0.05)
US GAAP Weighted Avg No. of Shares (000's)	n/a*	n/a*	70,045	69,163	67,807
* Stated in accordance with IFRS.

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in four other currencies; Indonesian Rupiah (“IDR”"), Canadian Dollars (“CDN”), Malaysian Ringgit ("MYR") and Singapore Dollars (“SGD”). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed fiscal years and at the most recently completed calendar month preceding the Report Date.

FOREIGN CURRENCY EXCHANGE RATES
	Equal to One US Dollar
	CDN	IDR	SGD	MYR
Month Ended 09/30/12	0.9833	9,542	1.2272	3.0360
Fiscal Year Ended 06/30/12	1.0166	9.385	1.2654	3.1717
Fiscal Year Ended 06/30/11	1.0370	8,570	1.2276	3.0789
Fiscal Year Ended 06/30/10	1.0504	9,063	1.3984	3.4234
Fiscal Year Ended 06/30/09	1.1566	10,210	1.4477	3.4765
Fiscal Year Ended 06/30/08	1.0186	9,220	1.3608	3.3124

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 4 of 33

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

Minority Shareholding Risks - The Company often holds minority interests in its projects, properties, and investments and this level of interest offers only very limited degree of management control or influence by the Company. This lack of management control could have a detrimental effect upon the value of the Company’s interests.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 5 of 33

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 6 of 33

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

Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 36 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this annual report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 7 of 33

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 8 of 33

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

Share Capital - All references herein to common shares refer to the Company's authorized share capital of "Common Shares" without Par Value unless otherwise indicated. All references herein to preferred shares refer to the Company's authorized share capital of "Preferred Shares" without Par Value unless otherwise indicated. The Preferred Shares are not listed or registered for trading on any exchange or trading system. The only share trading market for the Common Shares is the OTCQB under the symbol "CPPXF".

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

Representative Office - The Company utilizes a representative office at 2311 Tradition Way, Unit 201, Naples, Florida, U.S.A., 34105; the telephone number is +1-561-779-9202.

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at 800-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada. The website address is www.continentalenergy.com.

MATERIAL EVENTS OCCURRING DURING THE LAST FISCAL YEAR ENDED 6/30/12

New CFO Contract - On and with effect from 8/1/11, the Company entered into a new employment contract directly with its CFO for the amount of $7,500 per month. Previously the CFO had been retained under the auspices of Aspen Capital Partners Inc.

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

Bengara-II 3D Seismic Completed - Pursuant to a press release dated 9/27/11 the Company announced the completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. ("CGB2"). Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

During Fiscal 2012 CGB2 applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 Million. Field shooting and recording operations on 685 line kilometers of 2D seismic and 178 square kilometers (120 km2 full fold) 3D seismic data acquisition program were completed in November 2011. Computer processing and interpretation of the 2D and 3D seismic program was also completed during Fiscal 2012.

Dissolution of CGX - The Company and GeoPetro Resources Company came to a mutual agreement to dissolve the 50/50 joint venture corporate entity, CG Xploration Inc. ("CGX"), completed activities to wind up and liquidate CGX, and filed notice of dissolution for CGX with the registrar of companies of the state of Delaware effective 10/31/11.

2011 Audited Annual Financial Statements Filed -On 10/28/11 the Company filed its audited financial statements for the Fiscal Year ended 6/30/11 with Canadian securities regulatory authorities on SEDAR in accordance with Canadian securities requirements.

2011 AGM - The Company held its Annual General Meeting on 12/16/11.

2011 Annual Reserves Report Posted -On 10/28/11 the Company posted its annual reserves report at fiscal year-end 6/30/11 on SEDAR in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to the Form 51-101F1section of the NI 51-101 was filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on. The companion Form 51-101F3 “Report of Management and Directors on Oil and Gas

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 9 of 33

Disclosure” was also filed concurrently. The full NI 51-101 report has been filed on SEDAR and is available for download at http://sedar.com/search/search_form_pc_en.htm.

Repayment of Debt - In March 2012, the Company repaid in full the promissory notes payable to certain directors of the Company. The principal and interest repaid amounted to $32,750.

New CEO Contract - The Company entered into a new employment contract directly with its Chief Executive Officer at a salary of $12,500 per month to take effect April 1, 2012, an increase of $2,500 per month.

New CFO Contract - The Company entered into a new employment contract directly with its Chief Financial Officer at a salary of $10,000 per month to take effect April 1, 2012, an increase of $2,500 per month.

Geothermal Acquisition - On 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of Tawau Green Energy Sdn. Bhd. ("TGE") for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at its Apas Kiri project site.

New Share Issues - Pursuant to a private placement agreement subscribed on 3/5/12 the Company issued 15,000,000 new common shares at a price of US$0.05 per share for net proceeds to the Company of US$750,000. Pursuant to debt settlement agreements with three officers, three employees and two consultants the Company issued a total of 12,150,000 new common shares in exchange for satisfaction of a total of US$502,000 in accrued salary and fees.

Share Purchase Warrants Activity – During Fiscal 2012, no outstanding share purchase warrants were exercised. On 9/21/11, a total of 1,812,500 new common share purchase warrants were issued in connection with a private placement of a convertible promissory note at an exercise price of $0.12 per share up to 9/21/13. On 3/16/12 a total of 1,000,000 new share purchase warrants were issued to a consultant having an exercise price of $0.07 which shall expire on 6/30/13. On 3/21/12, the terms of 350,000 outstanding share purchase warrants having an exercise price of $0.09 and an expiry date of 9/16/12 were modified to have an exercise price of $0.15 and an expiry date of 6/30/13.

Incentive Stock Options Activity – During Fiscal 2012, no outstanding incentive stock options were exercised. On 9/21/11, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 12/31/11 and 6/30/12 were amended to all have a new expiry date of 12/31/12. On 12/31/11, at total of 660,000 incentive stock options expired in accordance with their term. On 2/3/12, a total of 8,000,000 incentive stock options were granted having an exercise price of $0.05 which shall expire on 3/31/15.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/12 UNTIL THE REPORT DATE

COO Resigns - The Company's President/COO resigned effective 10/31/12 to pursue other business interests.

Bengara-II PSC Permitted to Expire - Pursuant to a news release dated 10/16/12 the Company announced that Kunlun Energy Ltd., acting in its capacity as operator of the Bengara-II Production Sharing Contract (“PSC”) and 70% majority shareholder of the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. ("CGB2"), has terminated negotiations with Indonesian authorities for an extension of the PSC's term. Consequently the Bengara-II PSC shall be relinquished and allowed to expire in accordance with its terms.

Common Share Conversion Rights - During the period between the 6/30/12 fiscal year end and the Report Date no common share conversion rights were created or exercised. On 9/16/12, a total of 3,125,000 common share conversion rights related to a convertible debt instrument were scheduled to expire, but in an agreement with the rights holder, the term of the rights was extended until 11/30/12.

Share Purchase Warrants Activity- During the period between the 6/30/12 fiscal year end and the Report Date no share purchase warrants were issued, exercised, or amended. On 8/29/12 a total of 10,000,000 share purchase warrants expired in accordance with their term. On 9/16/12 a total of 1,000,000 share purchase warrants expired in accordance with their term.

Incentive Stock Options Activity - During the period between the 6/30/12 fiscal year end and the Report Date no incentive stock options were granted, exercised, expired, or amended.

B. BUSINESS OVERVIEW.
The Company's core business is oil and gas exploration via acquisition, exploration and development of conventional and unconventional oil and gas properties in SE Asia, particularly Indonesia. The Company is currently expanding its business into resource related renewable energy development, particularly resource based alternative energy including geothermal and run-of-river hydropower also with a focus on SE Asia.

The Company is an exploration stage company and none of its properties are currently generating revenue. The recovery of the Company’s investment in its properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties, and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

A strong and growing domestic demand for crude oil, natural gas, and electrical power in the SE Asia region provides expanding and nearby markets for any energy production Continental establishes.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 10 of 33

Oil is first found in the mind, and any resource exploration or alternative energy development company relies almost entirely upon the talent and experience of its technical staff and management. Continental's Jakarta based management and technical staff have long experience in-country and solid relationships with both industry and government at all levels.

Oil exploration and alternative energy development involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. Continental intends to participate in properties exhibiting a range of risk profiles to reduce its cost exposure and enhance the possibility of wildcat success.

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

Continental Energy Pte. Ltd. (“CEPL”) was incorporated on 6/16/08 in Singapore by the Company. CEPL was formed for the for the purposes of holding and consolidating the Company's interest in certain new and planned future SE Asian oil and gas exploration and production properties which never materialized. The Company sold 100% of its shares of CEPL to two arm’s length parties with effect on 7/7/10. Since that date the Company has no further interests in CEPL.

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

Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") was incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act. CGB2 is a special and single purpose joint venture company established to exclusively hold and operate the Bengara-II Block oil and gas property under an Indonesian production sharing contract of which CGB2 owns an undivided 100% participating interest. At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. owns 70% and exerts effective management control of CGB2.

CG Xploration Inc. ("CGX") was a joint venture company incorporated on 11/18/05 in Delaware. The Company and GeoPetro Resources Company each owned a 50% stake in CGX. CGX was formed for the express and exclusive purpose of acquiring new oil and gas production sharing contracts with the Indonesian government in geographically limited areas in accordance with shareholders agreement dated 1/1/07. By mutual agreement of the shareholders CGX was wound up and dissolved on 10/31/11. Since that date the Company has no further interests in CGX.

Tawau Green Energy Sdn. Bhd. ("TGE") is a joint venture company incorporated in Malaysia. On 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of TGE. TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing a geothermal energy resource at its Apas Kiri project site, Sabah, Malaysia. At the Report Date, the Company owns 300,000 shares of TGE representing a minority stake and does not exert any effective management control of TGE.

Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such joint venture arrangements are a customary practice for multiple unrelated companies to jointly own and share the risks and rewards of oil and gas exploration and production properties. At the Report Date the Company's is involved in the following joint ventures:

Coal Bed Methane ("CBM") Joint Study and Bid Group - On 5/5/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. ("CBM Asia") a Canadian CBM developer with existing CBM developments in Indonesia. Under the agreement, the Company and CBM Asia will jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM production sharing contracts ("PSCs") offered by the Indonesian government through public tenders or through direct proposal tenders conducted under joint study arrangements. Successful CBM PSC acquisitions shall be shared by the Company and CBM Asia under a pre-agreed joint operating agreement ("JOA") format in the participating interest proportions 75% CBM Asia and 25% the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA's CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs shall be borne by the parties in proportion to their respective JOA participating interests.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 11 of 33

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

c. DRILLING ACTIVITY.
The following table sets out the number of wells we participated in during each of our three most recently completed fiscal years.

			Fiscal Year Ended
Wells by Classification	6/30/12		6/30/11		6/30/10
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

		Acreage and Leases at Fiscal Year Ended
Area	6/30/12		6/30/11		6/30/10
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	603,848	108,692	603,848	108,692	901,668	162,300
Total - Acres	603,848	108,692	603,848	108,692	901,668	162,300

Notes:	A “gross acre” is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest.

A “net acre” is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 12 of 33

Location of Company’s Oil & Gas Properties - At the end of Fiscal 2012 the Company owned one oil and gas property by virtue of its 18% shares holding interest in Continental-GeoPetro (Bengara-II) Ltd. The area covered by the Bengara-II PSC property (the "Bengara-II Block") is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. owns 70% and controls management of CGB2 and the Bengara-II PSC.

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

  Bengara-II PSC Expiry - The as-amended exploration term of the Bengara-II PSC expired on 12/4/11. Kunlun Energy Ltd., acting in its capacity as operator of the Bengara-II Production Sharing Contract (“PSC”) and 70% majority shareholder of the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. ("CGB2"), sought an extension of this term during Fiscal 2012. Pursuant to a news release dated 10/16/12, subsequent to Fiscal 2012 year end, the Company announced that Kunlun has terminated negotiations with the Indonesian government for an extension of the Bengara-II PSC's term. Consequently the Bengara-II PSC has been relinquished and allowed to expire in accordance with its term.

TGE Geothermal Energy Project Acquisition - On 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of Tawau Green Energy Sdn. Bhd. ("TGE") for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at its Apas Kiri project site. Under the terms of the agreement, the Company shall first pay MYR 3,000,000 in the form of 12 equal installments of MYR 250,000 per month for one year. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to 5/6/13, the first anniversary of the deal. In the event that the Company elects not to complete the transaction during the prescribed 12-month period, then the Company shall be obliged to return that proportion of the 300,000 shares unpaid-for at 5/6/13.

e. OIL AND GAS COSTS.
The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed fiscal years.

Activity	Oil and Gas Costs at Fiscal Year Ended
	6/30/12	6/30/11	6/30/10
Exploration investment in Bengara-II	329	515	1,469
Reimbursement from Joint Venture Partners	--	--	--
Impairment/Abandonment Provision	(329)	(515)	(1,469)
Total - US$	--	--	--

ITEM-4A : UNRESOLVED STAFF COMMENTS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

ITEM-5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.
The following discussion of the Company's financial results includes those for the most recently completed last three fiscal years ended 6/30/12, 6/30/11, and 6/30/10. Comparisons to "the same period last year" refer to financial results for the same fiscal period ended the previous fiscal year and may be read together with the audited, consolidated financial statements for the previous fiscal year ended 6/30/11.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 13 of 33

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2012, ENDED 6/30/12
All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year Ended 6/30/12 - During the fiscal year ended 6/30/12, the Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. On 5/7/12, the Company acquired 300,000 shares of Tawau Green Energy Sdn. Bhd. (“TGE”) for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at the Apas Kiri project site. The 300,000 shares represent the Company’s 10% interest in TGE. Under the terms of the agreement, the Company shall pay MYR 3,000,000 in the form of 12 monthly payments of MYR 250,000 each before 5/6/13. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to 5/6/13. In the event that the Company elects not to complete the transaction during the prescribed 12-month period, then the Company shall be obliged to return that proportion of the 300,000 shares unpaid-for at 5/6/13. Transaction costs amounted to MYR 19,969 ($6,500), resulting in a total cost of investment in TGE of $1,972,100.

Finance During Fiscal Year Ended 6/30/12 - During the fiscal year ended 6/30/12, the Company received $1,000,000 from the proceeds of a private placement and convertible promissory note. These receipts were offset by the payments on the Company’s promissory notes with interest of $110,830. In the prior year ended 6/30/11, $30,000 was received as proceeds of promissory notes from related parties.

Income During Fiscal Year Ended 6/30/12 - Overall, the Company had a loss from operations during the year ended 6/30/12 of $ 1,846,559 compared to $1,893,765 in the year ended 6/30/11. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011.

Expenses During Fiscal Year Ended 6/30/12 - General and administrative expenses decreased by $ 391,178 from $1,892,544 to $ 1,501,366 for the years ended June 30, 2011 and 2012, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $ 160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the year ended 6/30/12. Management fees decreased from $282,724 to $172,184 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $85,305 to $39,644 as a result of the sale of the Company’s inactive subsidiary, CEPL in the prior year and the wind up of the operations of the CGX joint venture. The decreases in the above costs were offset by an increase in share-based payments expense which increased from $140,953 to $ 692,182 as a result of additional option grants in the current year. Accretion expense increased from $nil to $47,380 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended 6/30/12. Travel and accommodation expense increased from $18,942 to $53,724 as a result of increased corporate travel related to securing the private placement which was completed in March as well as travel during negotiations for the TGE investment and the CBM Asia joint venture. Investor relations costs increased from $nil to $41,915 as a result of increased promotion of the Company during the period.

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

Income During Fiscal Year Ended 6/30/11 - Overall, the Company had a loss from operations during the year ended 6/30/11 of $1,893,765 compared to $1,275,386 in the year ended 6/30/10. The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 14 of 33

Expenses During Fiscal Year Ended 6/30/11 - General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the years ended 6/30/10 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year. The majority of the other expenditure items in this category decreased from 2011 to 2010; including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreements during the previous fiscal year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942 as the Company was not working on any projects during the period that required extensive travel.

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

Expenses during Fiscal Year Ended 6/30/10 - General and administrative expenses decreased by $442,092 from $1,716,014 to $1,273,922 for the years ended 6/30/09 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $421,180 from $791,070 to $369,890 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $38,179 from $135,571 to $97,392 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $63,167 from $106,283 to $43,116 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $183,960 for the year ended 6/30/10 compared to $376,127 in the year ended 6/30/09 for a decrease of $192,167.This period's expense relates to options and warrants granted to Robert Rudman, the Company’s new CFO, the Company’s President and COO, Andrew Eriksson, the Company’s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. (“Agoracom”), Aspen Capital Partners LLC (“Aspen”) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $3,724 to $39,070.This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $92,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $109,229 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 15 of 33

B. LIQUIDITY AND CAPITAL RESOURCES.
Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to focus its efforts on acquisition of oil and gas producing properties to generate revenue. The Company also intends to conduct additional fund raising activities during Fiscal 2012.

Working Capital Situation at End Fiscal Year Ended 6/30/12 - As at 6/30/12, the Company’s consolidated financial statements reflect a working capital deficit of $277,815 compared to the 6/30/11 working capital deficit of $821,559. The main use of funds during the year was the Company’s general and administrative operating expenditures. The cash balance at 6/30/12 was $152,971 compared to $17,427 as at 6/30/11, representing an increase of $135,544. The Company used $628,375 for operating activities during the year ended 6/30/12 compared with $100,901 in the year ended 6/30/11. The cash resources used for investing activities during the year ended 6/30/12 was $125,251 compared with $515 for the year ended 6/30/11. The cash resources provided by financing activities during the year ended 6/30/12 was $889,170 compared with $30,000 in the year ended 6/30/11.

Working Capital Situation at End Fiscal Year Ended 6/30/11 - As at 6/30/11, the Company’s consolidated financial statements reflect a working capital deficit of $821,559. This represents a decrease in working capital of $636,961 compared to the 6/30/10 working capital deficit of $184,598. The main use of funds during the year was the Company’s general and administrative expenditures. The cash balance at 6/30/11 was $17,427 compared to $88,843 as at 6/30/10, representing a decrease of $71,416. The Company used $100,901 for operating activities during the year ended 6/30/11 compared with $686,628 in the year ended 6/30/10. The cash resources used for investing activities during the year ended 6/30/11 was $515 compared with $1,469 for the year ended 6/30/10. The cash resources provided by financing activities during the year ended 6/30/11 was $30,000 compared with $185,010 in the year ended 6/30/10.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
The table below reflects our “Short Term” (at least one year), “Mid Term” (two to three years) and “Long Term” (over three years) debt and fixed contractual obligations for the upcoming five fiscal years:

Contractual Obligations as at 6/30/12
Obligation	Total	Short Term	Mid Term	Long Term
Debt Principal	nil	nil	nil	nil
Debt Service Interest	nil	nil	nil	nil
Non-Cancelable Leases	nil	nil	nil	nil
Environmental liabilities	nil	nil	nil	nil
Asset Retirement Obligations	nil	nil	nil	nil
Property Work Commitments	nil	nil	nil	nil
Totals	nil	nil	nil	nil

G. SAFE HARBOR.
The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and 5.F.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 16 of 33

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

Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	CEO Executive Director &	58	1/99	Compensation, & Reserves	Geologist[1]	None
Robert V. Rudman	Executive Director & CFO	65	12/09	Audit & Reserves	Accountant [3]	None
David T.W. Yu	Non-Executive Director	57	5/05	Audit & Compensation	Businessman[2]	Apolo Gold & Energy Inc. (OTCPink: APLL)
Phillip B. Garrison	Non-Executive Director	59	9/07	Audit & Compensation	Businessman & Accountant[3]	None

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

3.

Non-Executive Director - David T.W. Yu is a resident of Hong Kong, and is an independent financial professional with thirty years of experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in Indonesia.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 17 of 33

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

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	58	1/99	Geologist	None
Robert V. Rudman [2]	CFO	65	9/09	Businessman & Chartered Accountant	None

Notes to table:

(1)

A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries. He is also a Director of the Company’s 18% owned Indonesian subsidiary: Continental-GeoPetro (Bengara-II) Ltd. and of the Company's 10% owned Malaysian Subsidiary Tawau Green Energy Sdn. Bhd.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 18 of 33

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

Long-Term Equity Compensation Plan (Stock Option Plan) -The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives. Instead incentive compensation paid to the Company’s executive Officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan”.

Shareholder approval for the Company’s current stock option plan (the “2008 Plan”) was obtained at the annual general meeting of the Shareholders held on 12/12/08. The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company (the “Participants”) to acquire common shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

As of 9/17/12, the Board of Directors approved replacing and superseding the 2008 Plan with an amended and restated Stock Option Plan (the “2012 Plan”). The 2012 Plan shall apply to all incentive stock options granted under the 2008 Plan, provided that the specific terms of any valid and outstanding incentive stock option agreement shall not be in any other way amended, diminished, or otherwise prejudiced by application of the 2012 Plan.

The 2012 Plan is subject to such approvals of the shareholders of the Company and any applicable stock exchanges as may be required from time to time by the terms of the 2012 Plan and the rules of any applicable stock exchanges. At the Annual General Meeting of Shareholders to be held on 11/30/12, the shareholders will be asked to ratify, confirm and approve the 2012 Plan.

The 2012 Plan permits the award of up to a maximum of 25,000,000 options to the Participants and limits the amounts of options which can be granted to a single person to 7.5% of the Company’s issued and outstanding shares and 15% of same to all related persons (Directors, Officers, and insiders) as a group. The Board of Directors has full and complete authority to interpret the Company’s Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 19 of 33

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

COMPENSATION OF OFFICERS AND DIRECTORS - During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF DIRECTORS AND OFFICERS DURING FISCAL 2012
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards(1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
OFFICERS
Richard L. McAdoo Chairman & CEO	30-JUN-12	$127,500	Nil	$233,014(1)	Nil	Nil	Nil	Nil	$127,500
Robert V. Rudman CFO	30-JUN-12	$105,000	Nil	$233,014(1)	Nil	Nil	Nil	Nil	$105,000
Andrew T. Eriksson President & COO	30-JUN-12	$15,000	Nil	Nil	Nil	Nil	Nil	Nil	$15,000
NON-EXECUTIVE DIRECTORS		Fees							Fees
Philip B. Garrison Non-Executive Director	30-JUN-12	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	30-JUN-12	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the table:

1

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

C. BOARD PRACTICES.
Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to four Directors. Our last annual general meeting was held on 12/16/11, at which then retiring incumbent Directors McAdoo, Garrison, and Yu were each re-elected and Director Rudman was newly elected. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 20 of 33

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

Reserves Committee- The Board of Directors has created a "Reserves Committee" consisting of the Executive Directors. The Reserves Committee is charged with the responsibility of oversight of the Company's oil and gas reserves and activity reporting in compliance with Canadian regulatory practices under National Instrument 51. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves. The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

D. EMPLOYEES.
During Fiscal 2012, in addition to its Officers, the Company had 4 full time employees, who were all located at the Company’s Indonesia representative office in Jakarta. Of these employees one is accounting staff and the others are administrative and support staff. None of the Company’s employees are represented by a union.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 21 of 33

Voting Shares Owned by Directors And Officers
Type of Security	Name of Beneficial Owner	Number of Voting Securities Owned	% of Total Voting Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	8,829,158	8.8%
Common Shares	Robert V. Rudman, Director & CFO	3,002,000	3.0%
Common Shares	David T.W. Yu, Director	3,833,334	3.9%
Common Shares	Phillip B. Garrison, Director	0	0.0%
	Directors & Officers as a Group	15,664,492	15.7%

Common Shares	Total Issued & Outstanding	99,540,381	100%

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

Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & CEO	$0.07 $0.05	12/31/12 3/31/15	1,000,000 4,000,000	30.5%
Robert Rudman, Director & CFO	$0.07 $0.05	12/31/12 3/31/15	1,000,000 4,000,000	30.5%
David T.W. Yu, Director	$0.07	12/31/12	1,000,000	6.1%
Phillip B. Garrison, Director	$0.07	12/31/12	1,000,000	6.1%
Total Directors & Officers as a Group			12,000,000	73.4%
Other Optionees as a Group	$0.07	Various	4,340,000	26.6%
Total Stock Options Outstanding at the Report Date			16,340,000	100.0%

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 22 of 33

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2012 year end on 6/30/12 the total number of common shares issued and outstanding was 99,540,381. As of the Report Date the total number of common shares issued and outstanding was 99,540,381. Zero preferred shares were issued at Fiscal 2012 year-end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/12	Last Unaudited Month End 10/31/12	At The Report Date
Common Shares	500,000,000	99,540,381	99,540,381	99,540,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 128,785,881 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 99,540,381 common shares actually issued and outstanding plus 9,780,500 outstanding unexercised warrants, plus 16,340,000 outstanding unexercised options to purchase additional common shares, plus 3,125,000 outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Last Audited Year End 6/30/12	Last Unaudited Month End 10/31/12	At The Report Date
Common Shares	99,540,381	99,540,381	99,540,381
Warrants	20,780,500	9,780,500	9,780,500
Options	16,340,000	16,340,000	16,340,000
Debt Conversion Rights	3,125,000	3,125,000	3,125,000
Fully Diluted Total	139,785,881	128,785,881	128,785,881

A. MAJOR SHAREHOLDERS.
Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 99,540,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	J.A. Khan (1)	15,000,000	15.1%
Common Shares	R. L. McAdoo (2)	8,829,158	8.8%
Common Shares	Macquarie Bank Ltd. (3)	5,250,000	5.3%
	Major Shareholders as a Group	29,079,158	29.2%
Common Shares	Total Issued & Outstanding[4]	99,540,381	100.0%

Notes to Table:

1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
3	Major Shareholder, Australian financial institution
4

Does not included shares held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

With the exception of Mr. Khan who purchased his shares through a private placement of equity in the Company during Fiscal 2012 in March 2012 and Mr. McAdoo who increased his shareholding in Fiscal 2012 by four million shares there have been no significant changes in Major Shareholders and no significant changes in the number of shares held by each Major Shareholder during the last three Fiscal Years.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 23 of 33

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

Unregistered Shareholders - The Company has researched to the best of its ability, the “Unregistered Shareholders”. The shares of our Unregistered Shareholders are commonly held by brokerage firm who uses a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company’s issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or “CDS” is a Canadian depository and “CEDE” an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholders represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the "Record Date" of our most recently held annual general or special shareholders meeting.

Therefore we estimate that the number of shareholders of the Company, the amounts of shares held, and the geographic distribution of our Registered Shareholders, Unregistered Shareholders, and nominee depositories as shown in the following table:

ESTIMATE OF NUMBER AND DISTRIBUTION OF SHAREHOLDERS
	Canadian Residents		Other Nation Residents		USA Residents		Total
	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held	Number of Holders	Shares Held
Registered Shareholders	38	2,104,749	36	35,861,134	65	8,243,093	129	46,208,976
Estimate of Unregistered Shareholders	300	--	100	--	300	--	700	--
CDS Depository, Canada[1]	1	38,434,872	--	--	--	--	1	38,434,872
CEDE Depository, USA[1]	--	--	--	--	1	14,896,533	1	14,896,533
Totals	339	40,539,621	136	35,861,134	366	23,139,626	831	99,540,381

The information about holdings of nominee depositories CEDE and CDS as deemed major shareholders shown in the preceding table is derived as at the 11/10/11 “Record Date” for the Company’s last annual general meeting.

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain.

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

B. RELATED PARTY TRANSACTIONS.
During the fiscal year ended 6/30/12, management, director and officer fees in the amount of $247,500 were paid or accrued to directors and officers of the Company. At fiscal year-end 6/30/12, $87,750 was payable to officers of the Company relating to outstanding management fees and $27,926 was payable to an officer relating to cash advances made to the Company since 6/30/10.

On 2/17/11 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on 5/17/11. The loan together with accumulated interest of $1,594 was repaid in full on 3/12/12.

On 6/13/11 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 6/23/11 with the same terms. Both loans together with accumulated interest of $1,156 were repaid in full on 3/12/12.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 24 of 33

Except for the related party transaction described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s preceding fiscal year-ended 6/30/12 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

C. INTERESTS OF EXPERTS AND COUNSEL.
Since the end of the Company's Fiscal 2012 year end, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

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

Canadian GAAP - Prior to and including the Company's Fiscal Year ended 6/30/11, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conformed in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian publicly accountable enterprises. The effective changeover date for the Company is 7/1/11, at which time Canadian GAAP ceased to apply for Continental and was replaced by IFRS. Following this timeline, the Company issued its first set of interim financial statements prepared under IFRS for the quarter ended 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/1/10. The first annual IFRS consolidated financial statements were prepared for the Fiscal year ended 6/30/12 with restated comparatives for the previous fiscal year ended 6/30/11. Commencing from 7/1/11 and for the current fiscal year ended 6/30/12, the Company's financial statements were prepared in accordance with IFRS. The Company’s audited financial statements for Fiscal 2012 can be found under "Item 18 - Financial Statements" in the annual report below.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 25 of 33

fiscal years and does not anticipate that it will do so in the foreseeable future. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

ITEM-9 : THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS.
The Company's common shares trade on the OTCQB in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and the high and low trading prices during the quarter and the end quarter closing sales price for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on 10/31/12 was $0.01.

For the Period	Common Shares Trading Volume	High Price	US$ Dollar Sales Price Low Price	Closing Price
Quarter Ended - 9/30/2012	1,465,300	$0.09	$0.02	$0.05
Quarter Ended - 6/30/2012	659,100	$0.17	$0.07	$0.09
Quarter Ended - 3/31/2012	1,591,300	$0.18	$0.04	$0.16
Quarter Ended - 12/31/2011	955,500	$0.08	$0.04	$0.05
Quarter Ended - 9/30/2011	979,700	$0.09	$0.05	$0.07
Quarter Ended - 6/30/2011	1,189,600	$0.12	$0.06	$0.08
Quarter Ended - 3/31/2011	2,787,200	$0.11	$0.05	$0.08
Quarter Ended - 12/31/2010	1,473,000	$0.14	$0.04	$0.06

B. PLAN OF DISTRIBUTION.
We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-9.B is not applicable.

C. MARKETS.
Our common shares are quoted on the OTCQB under the symbol "CPPXF".

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

Objects and Purposes - Neither our Notice of Articles or Articles contain a description of our objects and purposes.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 26 of 33

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 27 of 33

C. MATERIAL CONTRACTS
TGE Agreement - On 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of Tawau Green Energy Sdn. Bhd. ("TGE") for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at its Apas Kiri project site. Under the terms of the agreement, the Company shall first pay MYR 3,000,000 in the form of 12 equal installments of MYR 250,000 per month for one year. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to 5/6/13, the first anniversary of the deal. In the event that the Company elects not to complete the transaction during the prescribed 12-month period, then the Company shall be obliged to return that proportion of the 300,000 shares unpaid-for at 5/6/13.

CBM Joint Venture - On 5/5/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. ("CBM Asia") a Canadian CBM developer with existing CBM developments in Indonesia. Under the agreement, the Company and CBM Asia will jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM production sharing contracts ("PSCs") offered by the Indonesian government through public tenders or through direct proposal tenders conducted under joint study arrangements. Successful CBM PSC acquisitions shall be shared by the Company and CBM Asia under a pre-agreed joint operating agreement ("JOA") format in the participating interest proportions 75% CBM Asia and 25% the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA's CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs shall be borne by the parties in proportion to their respective JOA participating interests.

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 is the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". At the Report Date the Company owns 18% of the shares of CGB2. GeoPetro Resources Company (“GeoPetro”: NYSE Amex: GPR.A) owns 12% of the shares of CGB2. Kunlun Energy Company Ltd. (formerly CNPC (Hong Kong) Ltd.) ("Kunlun”: HKSE: 0135.HK), through its wholly owned subsidiary CNPCHK (Indonesia) Ltd. (“CNPCHK-Indonesia”), owns 70% of the shares of CGB2. The as-amended exploration term of the Bengara-II PSC expired on 12/4/11. Kunlun, acting in its capacity as operator of the Bengara-II PSC and 70% majority shareholder of CGB2, sought an extension of this term during Fiscal 2012. Pursuant to a news release dated 10/16/12, subsequent to the end of Fiscal 2012, the Company announced that Kunlun has terminated negotiations with the Indonesian government for an extension of the Bengara-II PSC's term. Consequently the Bengara-II PSC has been relinquished and allowed to expire in accordance with its term.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 28 of 33

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 29 of 33

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

H. DOCUMENTS ON DISPLAY.
Documents and agreements concerning our Company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at 800-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada.

I. SUBSIDIARY INFORMATION.
As of the Report Date, we have no direct and indirectly owned subsidiaries incorporated in the United States, although during the Fiscal 2012 the CGX subsidiary was wound up and dissolved as further described in Item-4.B.

ITEM-11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The provision of information called for by this Item-11 is not applicable.

ITEM-12 : DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-12 is not applicable.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 30 of 33

PART-II

ITEM-13 : DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The provision of information called for by this Item-13 is not applicable.

ITEM-14 : MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The provision of information called for by this Item-14 is not applicable.

ITEM-15 : CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES.
As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at fiscal year-end 6/30/12 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/12.

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

Our management assessed the effectiveness of our internal control over financial reporting as of 6/30/12 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/12, based on those criteria.

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

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 31 of 33

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
The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for Fiscal 2012, the period covered by this Annual Report.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/12 were $21,500(2011 - $20,400).

Audit Related Fees - The aggregate fees billed by DMCL for professional services rendered and related to the audit of our annual financial statements for the year ended 6/30/12 including reviews of related annual regulatory filings made in British Columbia and in this Annual Report are expected to be approximately $nil (2011 - $nil).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/12 were $nil (2011 - $nil).

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
During the most recently completed fiscal year ended 6/30/12 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
The provision of information called for by this Item-16.D is not applicable, there have been no changes to our certifying accountant during the past two most recent fiscal years.

G. CORPORATE GOVERNANCE.
Our Company’s securities are quoted on the OTCQB and are not listed on a national securities exchange. This Annual Report is for our fiscal year ended 6/30/2012. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 32 of 33

PART-III

ITEM-17 : FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM-18 : FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2012 with this annual report on Form-20F in the form described in the following list and attached following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report

1.	Financial Statement Title Page
2.	Reports of our Auditor, DMCL, for the past 3 fiscal years ended 6/30/12, 6/30/11, and 6/30/10.
3.	Consolidated Statements of Financial Position for the past 3 fiscal years ended 6/30/12, 6/30/11, and 6/30/10.
4.	Consolidated Statements of Comprehensive Loss for the past 2 fiscal years ended 6/30/12, and 6/30/11.
5.	Consolidated Statements of Cash Flows for the past 2 fiscal years ended 6/30/12, and 6/30/11.
6.	Consolidated Statement of Changes in Equity for the past 2 fiscal years ended 6/30/12, and 6/30/11.
7.	Notes to the Consolidated Financial Statements for the past 3 fiscal years ended 6/30/12, 6/30/11, and 6/30/10.
8.	Management’s Discussion & Analysis, Form 51-102F1, for the fourth quarter and the fiscal year ended 6/30/12.

ITEM-19 : EXHIBITS.

Exhibit	Description
01.1	(1)Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2)Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO.
99.1	(3)Audit Committee Charter
99.2	(4)Compensation Committee Charter

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

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________

By: Richard L. McAdoo, Director & CEO
Report Date: November 9, 2012

Continental Energy Corp - FYE 2012 - Form-20F Annual Report	Page 33 of 33

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2012

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation,

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprise the statements of financial position as June 30, 2012, 2011 and July 1, 2010, and the statements of comprehensive loss, cash flows and changes in equity for the years ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at June 30, 2012, 2011 and July 1, 2010, and its financial performance and its cash flows for the years ended June 30, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, B.C.
September 10, 2012

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Financial Position
Expressed in U.S. Dollars

			30 June	1 July
		30 June	2011	2010
	Note	2012	$	$
ASSETS		$	(Note 18)	(Note 18)
Current
Cash		152,971	17,427	88,843
Receivables		2,391	2,383	1,881
Prepaid expenses and deposits		13,600	6,100	9,465

		168,962	25,910	100,189

Non-current assets
Investments	7	114,769	1	1
Exploration and evaluation assets	8	1	1	1
Property, plant and equipment	9	14,412	18,572	18,965

		298,144	44,484	119,156

LIABILITIES
Current
Accounts payable and accrued liabilities	14	149,206	816,866	284,787
Interest on convertible notes	11	25,917	-	-
Loan payable to related party	14	27,926	-	-
Convertible debt	11	243,728	-	-
Notes payable	10	-	30,603	-
		446,777	847,469	284,787

CAPITAL AND RESERVES
Share capital	13	15,142,030	13,522,030	13,522,030
Conversion option reserve	13	8,966	-	-
Share based payment reserve	13	9,268,928	8,396,983	7,140,572
Deficit		(24,568,557)	(22,721,998)	(20,828,233)

		(148,633)	(802,985)	(165,631)

		298,144	44,484	119,156

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 19)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director

“Robert V. Rudman”, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
Expressed in U.S. Dollars

			For the
		For the	year
		year	ended
		ended	30 June
		30 June	2011
	Note	2012	$
		$	(Note 18)
Expenses
Accretion	11	47,380	-
Amortization	9	9,565	14,028
Consulting fees	14	118,000	82,500
Financing fees – warrants	13	160,994	1,115,458
Interest and bank charges		17,729	6,267
Investor relations		41,915	-
Management fees, salaries and wages	14	172,184	282,724
Office expenses		39,644	85,305
Professional fees		86,471	94,443
Rent, office maintenance and utilities		35,966	30,852
Shareholder communication and transfer agent		25,612	21,072
Share-based payments expense	13	692,182	140,953
Travel and accommodation		53,724	18,942

Loss before the undernoted		(1,501,366)	(1,892,544)

Other income (expenses)
Interest income		19	-
Bad debt expense		-	(71,500)
Foreign exchange gain (loss)	7	5,288	(14,343)
Gain on sale of CEPL	7	-	71,502
Gain on transfer of assets from subsidiary		-	13,635
Gain on dissolution of CGX	12	17,829	-
Loss on settlement of debt	13	(368,000)	-
Write-off of resource property costs	8	(329)	(515)

Loss and Comprehensive Loss for the Year		(1,846,559)	(1,893,765)

Loss Per Share – Basic and Diluted		(0.02)	(0.03)

Weighted Average Number of Shares Outstanding		81,085,997	72,390,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in U.S. Dollars

			For the
		For the	year
		year	ended
		ended	30 June
		30 June	2011
	Note	2012	$
Cash Resources Provided By (Used In)		$	(Note 18)
Operating Activities
Loss for the year		(1,846,559)	(1,893,765)
Items not affecting cash
Accretion	11	47,380	-
Amortization	9	9,565	14,028
Bad debt expense		-	71,500
Financing fees – warrants	13	160,994	1,115,458
Gain on sale of CEPL	7	-	(71,502)
Gain on transfer of assets		-	(13,635)
Loss on settlement of debt	13	368,000	-
Share-based payments expense	13	692,182	140,953
Write-off of exploration and evaluation costs	8	329	515
Changes in non-cash working capital items	17	(60,266)	534,944
		(628,375)	(100,901)

Investing Activities
Exploration and evaluation expenditures	8	(329)	(515)
Cash on dissolution of CGX	12	(4,749)	-
Purchase of equipment, net of recovery	9	(5,405)	-
Investment in TGE	7	(114,768)	-
		(125,251)	(515)

Financing Activities
Share capital issued for cash	13	750,000	-
Proceeds from (repayment of) notes payable	10	(30,000)	30,000
Loan from related party	14	(76,760)	-
Interest paid	10,14	(4,070)
Convertible promissory note	11	250,000	-
		889,170	30,000

Change in Cash		135,544	(71,416)
Cash Position – Beginning of Year		17,427	88,843
Cash Position – End of Year		152,971	17,427

Supplemental Cash Flow Information (Note 17)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Changes in Equity
Expressed in U.S. Dollars

		Share Capital
		Common Shares
				Share
				Based	Conversion
				Payment	Option	Accumulated
			Amount	Reserve	Reserve	Deficit	Total
	Note	Number	$	$	$	$	$
Balance – 1 July 2010	18	72,390,381	13,522,030	7,140,572	-	(20,828,233)	(165,631)
Financing fees - warrants	13	-	-	1,115,458	-	-	1,115,458
Share-based payments	13	-	-	140,953	-	-	140,953
Loss for the year		-	-	-	-	(1,893,765)	(1,893,765)
Balance – 30 June 2011	18	72,390,381	13,522,030	8,396,983	-	(22,721,998)	(802,985)
Issuance of shares for:
Private placement	13	15,000,000	750,000	-	-	-	750,000
Debt settlement	13	12,150,000	870,000	-	-	-	870,000
Financing fees - warrants	11	-	-	160,994	-	-	160,994
Finder’s fees - warrants	11	-	-	12,975	-	-	12,975
Equity portion of convertible debt	11	-	-	5,794	8,966	-	14,760
Share-based payments		-	-	692,182	-	-	692,182
Loss for the year		-	-	-	-	(1,846,559)	(1,846,559)

Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	(148,633)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s corporate office, registered address and records office is 800-885 West Georgia Street, Vancouver, BC, V6C 3H1. The primary business office is located in Jakarta, Indonesia.

The consolidated financial of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTCQB.

The Company's core business is oil and gas exploration via acquisition, exploration and development of oil and gas properties in South East Asia, particularly Indonesia. The Company is currently expanding its business into resource related renewable energy development, particularly geothermal and run-of-river hydropower also in South East Asia.

The Company is an exploration stage company and none of its properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas properties as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of oil and gas properties. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these consolidated financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

2.	Basis of Presentation and First Time Adoption of IFRS

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after 1 January 2011. Accordingly, the Company has commenced reporting and these are the Company’s first annual financial statement in accordance with IFRS. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS. Subject to certain transition elections, the accounting policies have been consistently applied in the Company’s opening IFRS balance sheet as at 1 July 2010 and throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the statements of financial position, comprehensive loss and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended 30 June 2011.

The policies applied in the consolidated financial statements are presented in Note 3. These consolidated financial statements were approved by the Board of Directors on 10 September 2012.

3.	Summary of Significant Accounting Policies

The significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)

Impairment: The Company assess its investments, exploration and evaluation assets and equipment annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

assessments require the evaluation of events and conditions that indicate impairment in accordance with IAS 36. The Company has concluded that impairment conditions do not exist.

ii)

Promissory notes payable: The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 11). A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

iii)

Share-based compensation: The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

iv)

Warrant valuation: The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the warrant is based yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s loss and comprehensive loss for the year.

v)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

b)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the U.S. dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at that rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company’s presentation currency is the US dollar.

c)	Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. At 30 June 2012, the Company had no items which would have a dilutive effect on the loss per share.

d)	Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

All joint ventures are accounted for using the proportionate consolidation method. The Company’s proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the joint venture are included in the consolidated financial statements.

e)	Share Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

f)	Valuation of Warrants

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

The fair value attributed to the warrants is recorded in the share based payment reserve.

g)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

h)	Decommissioning Liabilities

The Company provides for the costs of decommissioning associated with long-lived assets, including the abandonment of oil and natural gas wells, related facilities, compressors, gas plants, removal of equipment from leased acreage and returning such land in a condition as it is contractually obligated. The best estimate of each asset decommissioning liabilities is recorded in the period a well or related asset is drilled and evaluated, constructed or acquired. The decommissioning liabilities is measured in the consolidated statement of financial position at the fair value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. A corresponding amount is capitalized as part of property, plant and equipment. Any further adjustment arising from a reassessment of estimated cost of the decommissioning liabilities also has a corresponding amount capitalized, whilst the charge arising from the accretion of the discount applied to the decommissioning liabilities is treated as a component of finance costs in the consolidated statement of comprehensive loss.

Management has not identified any legal or expected decommissioning liability as at 30 June 2012.

i)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives, for the following classes of assets:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field equipment – 50% declining balance basis.

j)	Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

previously recognized in the statement of comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the statement of comprehensive loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU's, or otherwise they are allocated to the smallest group of CGU's for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized in the statement of comprehensive loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized in the statement of comprehensive loss.

k)	Financial Instruments

Financial assets

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

Financial assets are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”);

  available for sale (“AFS”);

  held-to-maturity (“HTM”); and

  loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets

Financial instruments are classified as FVTPL when the financial instrument is held for trading or it is designated as FVTPL.

A financial instrument is classified as held for trading if:

  it has been acquired principally for the purpose of selling in the near future;

  it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-making; or

  it is a derivative that is not designated and effective as a hedging instrument.

Financial instruments classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss.

The Company has classified cash as FVTPL.

(ii) AFS financial assets

Investments held by the Company that are classified as AFS are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in equity in the investments revaluation reserve. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate on the statement of financial position date. The change in fair value attributable to translation differences due to a change in amortized cost of the asset is recognized in profit or loss, while all other changes are recognized in equity.

The Company has classified its investments in Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and TGE as AFS financial assets (Note 7).

(iii) HTM financial assets

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. After initial recognition, the Company measures the assets at their fair value. The Company assesses its intention and ability to hold its held-to-maturity investments to maturity not only

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

when those financial assets are initially recognised, but also at the end of each subsequent reporting period. The Company has no HTM financial assets.

(iv) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The Company has classified receivables as loans and receivables.

(v) Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument, or, where appropriate, a shorter period.

(vi) Derecognition of financial assets

A financial instrument is derecognized when:

  the contractual right to the asset’s cash flows expire; or

  if the Company transfers the financial instrument and all risks and rewards of ownership to another entity.

Financial liabilities

Financial liabilities are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”); or

  other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i) FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the statements of comprehensive loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

(ii) Other financial liabilities

These are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.
The Company has classified accounts payable and accrued liabilities, loan payable to related party, investment obligation, notes payable and convertible debt and interest payable thereon as other financial liabilities.

(iii) Derecognition of financial liabilities

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

l)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible promissory notes that can be converted into fixed number of common shares of the Company. The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have any equity conversion option. The equity component is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Should a compound financial instrument have more than one equity component, transaction costs are allocated to the equity components in proportion to their respective fair values.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

m)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statements of comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

3.	Summary of Significant Accounting Policies (Continued)

and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against the excess.

The following temporary differences do not result in deferred tax assets or liabilities:

  the initial recognition of assets or liabilities that do not affect accounting or taxable profit; and

  goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset when they relate to income taxes levied by the same taxation authority.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

Two measurement categories continue to exist to account for financial liabilities in IFRS 9; FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard.

In December 2011, the effective date of IFRS 9 was deferred to fiscal years beginning on or after 1 January 2015. The Company is currently evaluating the impact of this standard.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after 1 January 2013, with early application permitted. IFRS 10

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

4.	Recent Accounting Pronouncements (Continued)

builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company in its current form.

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after 1 January 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company in its current form.

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company in its current form.

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after 1 July 2012 with early application permitted. The Company is currently assessing the impact of this Standard.

5.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

5.	Capital Management (Continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2012.

6.	Financial Instruments

Categories of financial instruments
	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	152,971	17,427	88,843
AFS assets
Investments	114,769	1	1
Loans and receivables
Receivables	2,391	2,383	1,881

	270,131	19,811	90,725

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	149,206	816,866	284,787
Interest on convertible notes	25,917	-	-
Loan payable to related party	27,926	-	-
Notes payable	-	30,603	-
Convertible debt	243,728	-	-

	446,777	847,469	284,787

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	– unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	– inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

		30 June	30 June	1 July
		2012	2011	2010
		$	$	$
Level 1
	Cash	152,971	17,427	88,843
Level 2		-	-	-
Level 3		-	-	-
		152,971	17,427	88,843

The carrying value of receivables, accounts payable, loan payable to related party, notes payable and convertible debt and interest payable thereon approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars, Indonesian Rupiahs and Malaysian Ringgits. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
30 June 2012		Cash		Receivables		liabilities
Canadian dollars		$-		$2,436		$(28,151)
Indonesian Rupiah	RP	2,724,456	RP	-	RP	-
Malaysian Ringgits	MYR	-	MYR	-	MYR	(5,665,485)

						Accounts
						payable and
						accrued
30 June 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
1 July 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

At 30 June 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $181,184.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2012, the Company had a cash balance of $152,971 (30 June 2011 - $17,427; 1 July 2010 - $88,843) which is not sufficient to settle current liabilities of $446,777 (30 June 2011 - $847,469; 1 July 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

6.	Financial Instruments (Continued)

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk if the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

7.	Investments

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2, a special purpose company incorporated in the British Virgin Islands which operates and owns a 100% interest in the Bengara-II property, an oil and gas production sharing contract in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company (“GeoPetro”).

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to Kunlun Energy Company Limited (“Kunlun”), formerly known as CNPC (Hong Kong) Limited, and an obligation by Kunlun to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% interest of CGB2, which is recorded at $1 in these consolidated financial statements. Kunlun manages the business affairs of CGB2 and those of its Bengara-II property.

TGE

On 7 May 2012, the Company entered into an option agreement to acquire 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 7 May 2013. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement. If the MYR 6,000,000 is not paid by 7 May, 2013 the Company must transfer and return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall against the total purchase price obligation of RM 6,000,000.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

7.	Investments (Continued)

TGE Investment	$
Cash payments	81,850
Qualified expenditures	32,918
Balance – 30 June 2012	114,768

Continental Energy Pte. Ltd. (“CEPL”)

During the year ended 30 June 2011, the Company sold 100% of its shares in its inactive subsidiary CEPL for consideration of $71,500 which was to be paid on or before 1 November 2010.

This transaction resulted in a gain of $71,502 based on the net book values recorded in, as follows:

$
Assets	-
Liabilities	2
Net book value of CEPL	2
Consideration on disposition	71,500
Gain on disposition of CEPL	71,502

Ownership of the CEPL shares was transferred; however payment was not received by the Company. During the year ended 30 June 2011 the amount receivable was written off as bad debt expense.

8.	Exploration and Evaluation Assets

Bengara-II
$
Balance – 1 July 2010	1
General exploration	515
Exploration costs written off	(515)
Balance – 30 June 2011	1
General exploration	329
Exploration costs written off	(329)
Balance – 30 June 2012	1

Bengara-II Property

During the year ended 30 June 2012, the Company incurred $329 (30 June 2011 – $515) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II property, an oil and gas production sharing contract in Indonesia owned by the Company's 18% owned subsidiary CGB2. The exploration term of the Bengara-II property expired during the year ended 30 June 2012, and the majority shareholder of CGB2, Kunlun, is negotiating with Indonesian authorities for an extension. As at the date of these financial statements, the outcome of these negotiations is uncertain.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

8.	Exploration and Evaluation Assets (Continued)

At 30 June 2012 and 2011, no future benefits could be attributed to this property and consequently the capitalized costs were written off.

9.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance as at 1 July 2010	35,040	81,178	27,167	143,385
Additions for the year	3,734	7,147	2,754	13,635
Balance as at 30 June 2011	38,774	88,325	29,921	157,020
Additions for the year	-	2,821	2,584	5,405
Balance as at 30 June 2012	38,774	91,146	32,505	162,425

Accumulated Depreciation
Balance as at 1 July 2010	30,767	69,636	24,017	124,420
Depreciation for the year	3,381	8,154	2,493	14,028
Balance as at 30 June 2011	34,148	77,790	26,510	138,448
Depreciation for the year	2,313	5,439	1,813	9,565
Balance as at 30 June 2012	36,461	83,229	28,323	148,013

Net book value
Balance as at 1 July 2010	4,273	11,542	3,150	18,965
Balance as at 30 June 2011	4,626	10,535	3,411	18,572
Balance as at 30 June 2012	2,313	7,917	4,182	14,412

10.	Notes Payable

On 17 February 2011, the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrued interest at the rate of 10% per annum and was repayable on 17 May 2011. The principal amount, plus accrued interest of $1,594, was repaid in full on 12 March 2012.

On 13 June 2011, the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrued interest at the rate of 10% per annum and were repayable on 13 October 2011 and 23 October 2011, respectively. The principal amount, plus accrued interest of $1,156, was repaid in full on 20 March 2012.

These notes were unsecured.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

11.	Convertible Debt

Total
$
Balance as at 1 July 2010 and 30 June 2011	-
Principal	250,000
Transaction cost	(12,975)
Equity component - convertible option	(8,966)
Equity component - additional consideration warrants	(5,794)
Interest accrued for the year	(25,917)
Accretion expense for the year	47,380
Balance as at 30 June 2012	243,728

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum or at 15% per annum on default of payment, and matures on 22 September 2012. Interest is payable in quarterly installments. The promissory note principal is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 13) to the note holder, exercisable at $0.12 per share up to 22 September 2013.

At 30 June, 2012 the Company was in default of the terms of the note as quarterly interest payments of the promissory note have not been made.

The fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $14,760, net of transaction costs of $808, represents the value of the equity components included in shareholder’s equity as reserves. The transaction costs were allocated to the liability and equity components based on the value attributed to each component. The fair value of the 1,562,500 warrants granted as additional consideration and the fair value of the conversion option were calculated using Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

11.	Convertible Debt (Continued)

Also in conjunction with the convertible promissory note, the company issued 250,000 finders’ warrants (Note 13) to an arms-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The fair value of the finders’ warrants was estimated to be $12,975, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

The liability component continues to be presented on the amortized cost basis and is being accreted based on effective interest rate of 27% per annum.

12.	Investment in Joint Venture

CGX was a 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owned 50% of CGX and an unrelated third party, GeoPetro Resources Inc. (“GeoPetro”) owned the remaining 50%. CGX was operated for the purposes of identifying and developing new oil and gas PSC’s on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia. CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these consolidated financial statements.

The following is a summary of the Company’s 50% proportionate share of expenses, assets and liabilities:

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$
Current assets	-	7,890	9,129
Non-current assets	-	-	15,601
Total assets	-	7,890	24,730

Current liabilities	-	16,193	8,997
Total liabilities	-	16,193	8,997

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

12.	Investment in Joint Venture (Continued)

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$
Operating Expenses	8,964	96,919
Net loss for the year	8,964	96,919

During the fiscal year ended 30 June 2012, by mutual agreement of the Company and GeoPetro, CGX was wound-up and dissolved. A notice of dissolution was duly filed with the corporate registrar of Delaware effective on 31 October 2011. This transaction resulted in a gain of $17,829 based on the net book values recorded in CGX, as follows:

CGX
$
Cash	4,749
Accounts payable	(22,578)

Gain on dissolution of CGX	(17,829)

13.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The fair value of the shares was $805,000, resulting in a loss on settlement of debt of $345,000.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The fair value of the shares was $65,000, resulting in a loss on settlement of debt of $23,000.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended June 30, 2012 was based on the loss attributable to common shareholders of $1,846,559 (2011 - $1,893,765) and a weighted average number of common shares outstanding of 81,085,997 (2011- 72,390,381).

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

a)	Movements in outstanding share options during the year:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$
Options outstanding – 1 July 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07
Options outstanding – 30 June 2011	9,000,000	0.07
Options granted	8,000,000	0.05
Options expired	(660,000)	0.07

Options outstanding – 30 June 2012	16,340,000	0.06

Options exercisable - 30 June 2012	16,340,000	0.06

b)	Fair value of options

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The fair value of these stock options is $466,028, which has been charged to the statement of comprehensive loss as share-based payments expense.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

The fair value of options granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	244%
Risk-free interest rate	0.41%
Expected life of options (years)	3.08

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435, which has been charged to the statement of comprehensive loss as share-based payments expense.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012. The Company calculated the incremental increase in the fair value of these options to be $136,314 which was charge to the statement of comprehensive loss as share-based payments expense.

The fair value of options amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

		For the
	For the year	year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	218%	262%
Risk-free interest rate	0.11%	1.42%
Expected life of options (years)	1.28	2.18

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 June 2012 is as follows:

Options	Options	Price per
Outstanding	Exercisable	Share	Expiry date
8,340,000	8,340,000	$0.07	31 December 2012
8,000,000	8,000,000	$0.05	31 March 2015
16,340,000	16,340,000

The options outstanding at 30 June 2012 had a weighted average remaining contractual life of 1.60 years (2011 - 1.38 years).

Warrants

a)	Movements in warrants during the year:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Warrants outstanding – 30 June 2011 and 1 July 2010	17,968,000	0.15
Warrants granted	4,162,500	0.12
Warrants expired	(1,000,000)	0.07
Warrants cancelled	(350,000)	0.09
Warrants outstanding – 30 June 2012	20,780,500	0.15

b)	Fair value of warrants

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The fair value of these share purchase warrants is $98,884 which has been charged to the statement of comprehensive loss as share-based payments expense.

On 21 March 2012, a total of 350,000 share purchase warrants were granted to an investor relations consultant with an exercise price of $0.15 and a term expiring on 16 September 2012. The fair value of these share purchase warrants is $29,722 which has been charged to the statement of comprehensive loss as share-based payments expense.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring on 30 June 2013. The fair value of these share purchase warrants is $85,113, which has been charged to the statement of comprehensive loss as share-based payments expense.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 22 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13 (Note 11).

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the year	For the year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	239%	271%
Risk-free interest rate	0.20%	1.28%
Expected life of options (years)	1.4	2.0

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The incremental increase in fair value of these amended share purchase warrants is $160,994, which has been charged to the statement of comprehensive loss as finance fees.

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were re-priced to have an exercise price of $0.20 and an expiry date of 29 August 2012. The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,458 which was charged to the statement of comprehensive loss as a finance fee.

The fair value of warrants amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	233%	271%
Risk-free interest rate	0.21%	1.28%
Expected life of options (years)	2.3	2.0

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

13.	Share Capital (Continued)

During the year ended June 30, 2011 the Company revalued 350,000 share purchase warrants, with vesting provisions, which were granted to an investor relations company in fiscal 2010. The incremental increase in the fair value of these revalued warrants was calculated to be $4,639 which was charged to operations as stock based compensation.

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 June 2012 is as follows:

Number of	Price per
Shares	Share	Expiry Date
10,000,000	$0.20	29 August 2012
1,000,000	$0.15	12 September 2012
2,643,000	$0.10	26 February 2013
1,000,000	$0.07	30 June 2013
350,000	$0.15	30 June 2013
1,812,500	$0.12	21 September 2013
3,975,000	$0.07	31 December 2013

20,780,500

The warrants outstanding have a weighted average remaining contractual life of 0.63 years (2011 - 1.06 years).

14.	Related Party Transactions

Details of the transactions and balances between the Company and related parties are disclosed below.

a)

As at 30 June 2012, $87,775 (30 June 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On 20 March 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum, is unsecured and is repayable on 30 September 2012. Interest expense in the amount of $2,218 has been accrued during the period ended 30 June 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest. As at 30 June 2012, $27,926 remains outstanding.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

14.	Related Party Transactions (Continued)

b)	Compensation of key management personnel

		For the year	For the year
		ended	ended
		30 June	30 June
	Note	2012	2011
		$	$
Financing fees	(i)	113,000	-
Management and consulting fees		247,500	292,500
Share-based payments expense	(ii)	466,028	52,964
		826,528	345,464

(i)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 13) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of comprehensive loss as a financing fee.

(ii)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss.

15.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 June	30 June	1 July
	2012	2011	2010
Total Non-Current Assets	$	$	$

North America	114,768	-	-
East Asia	14,414	18,574	18,967
	129,182	18,574	18,967

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

16.	Income Taxes

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the consolidated statement of loss and comprehensive loss as follows:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$

Loss before income taxes	(1,846,559)	(1,893,765)
Canadian federal and provincial income tax rates	25.75%	27.50%

Income tax recovery based on the above rates	(475,489)	(520,785)
Non-deductible expenses	203,826	347,428
Utilization of losses and US tax pools on dissolution of CGX	(371,032)	-
Effect of change in Canadian and foreign deferred tax rates	90,030	(6,300)
Tax effect of losses and temporary differences not recognized	552,665	179,657

Total income taxes	-	-

The Company’s unrecognized deferred tax assets are as follows:

	30 June	30 June	1 July
	2012	2011	2010
	$	$	$

Non-capital losses	1,836,241	1,894,817	1,659,355
Capital losses	422,434	289,390	224,509
Resource properties	475,319	530,151	489,857
Capital assets	165,830	186,689	170,774
Share issue costs and other	12,028	24,046	32,261

Total unrecognized deferred tax assets	2,911,852	2,925,093	2,576,756

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

16.	Income Taxes (Continued)

The Company has non-capital loss carry-forwards of approximately $7,344,290 that may be available for tax purposes in Canada as follows:

$

2014	435,000
2015	346,000
2026	-
2027	1,438,000
2028	1,296,000
2029	1,384,000
2030	802,000
2031	556,000
2032	1,087,290

7,344,290

17.	Supplemental Cash Flow Information

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2012	2011
	$	$
Supplemental Schedule of Non-Cash Transactions

Change in non-cash working capital items:
Receivables	(8)	(500)
Prepaid expenses and deposits	(7,500)	3,365
Accounts payable and accrued liabilities	(52,758)	532,079
	(60,266)	534,944

Issuance of shares for debt settlement	870,000	-

Supplementary Disclosure of Cash Flow Information
Cash paid for interest	4,070	-
Cash paid for income taxes	-	-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

18.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated 1 July 2010:

(i)	IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after 1 July 2010.

(ii)	IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the later of the date of transition to IFRS and 1 January 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to 7 November 2002 and vested before 1 July 2010.

(iii)	IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

  For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and

  For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated 1 July 2010:

(i)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2012
Expressed in U.S. Dollars

18.	Transition to International Financial Reporting Standards (Continued)

is objective evidence that those estimates were in error. The Company’s IFRS estimates as of 1 July 2010 are consistent with its Canadian GAAP estimates for the same date.

(ii)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued for services were recorded to contributed surplus. Under IFRS, these amounts have been reclassified to the share-based payments reserve.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of comprehensive loss and cash flow from operating, investing, and financing activities for the year ended 30 June 2011. There was also no material impact on the Company’s statement of equity as at 1 July 2010 and for the year ended 30 June 2011 as presented under Canadian GAAP.

19.	Subsequent Event

a)	On 29 August 2012, 10,000,000 warrants having an exercise price of $0.20 per warrant expired unexercised.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ending June 30, 2012

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of September 10, 2012 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) audited consolidated financial statements for the period ended June 30, 2012 and the Company’s MD&A filings for the first three quarters ended March 31, 2012. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continental is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Southeast Asia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in the region and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 603,848 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

The Company is currently expanding its business into resource related to renewable energy development, particularly geothermal and run-of-river hydropower also in Southeast Asia.

HIGHLIGHTS OF THE FOURTH QUARTER

The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ending June 30, 2012. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended June 30, 2012 are summarized below:

Investment in TGE
On May 9, 2012 the Company announced that it had purchased a 10% stake in Tawau Green Energy Sdn. Bhd. (“TGE”), a privately held company based in Kita Kinabalu, Sabah, Malaysia. TGE is a geothermal energy developer which, on November 29, 2011, entered into a Renewable Energy Power Purchase Agreement with Sabah Electricity Sdn. Bhd. (“SESB”) to supply a capacity of 30 megawatts of electrical power to SESB’s East Coast Sabah power grid. SESB is a utility owned 80% by Tenaga Nasional Berhad, the federally owned electrical generation authority and utility of Malaysia and 20% by the State Government of Sabah. TGE is developing a volcano related geothermal resource known as “Apas Kiri” which is located in southern Sabah near the city of Tawau, approximately 100 miles north of the Company’s Bengara-II oil and gas PSC in Indonesia. TGE will build, own and operate the geothermal power plant and expects to construct it at an estimated total cost of US$133 million. TGE plans to commission the plant by the end of 2014 and, when completed, it will be Malaysia’s first power plant fired by a geothermal resource.

The Company acquired 300,000 shares of TGE for the sum of $1,965,600, half of which, the Company is required to pay in 12 equal monthly installments before May 6, 2013, while the remaining half will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to May 6, 2013. If the Company decides not to complete the transaction during the prescribed period, the Company will be obligated to return the proportion of the 300,000 shares unpaid as at May 6, 2013.

The Government of Malaysia has awarded a grant of approximately $11.5 million to TGE in a Facilitation Funds Agreement (“FFA”). Under the FFA, the grant funding will be disbursed by BPMB, a development bank owned by the Malaysian Government and mandated to provide medium to long term financing to capital intensive development and infrastructure projects. The proceeds of the grant are to be exclusively utilized by TGE to pay for costs associated with constructing access roads and making related infrastructure improvements involving the Apas Kiri Geothermal power development.

As at June 30, 2012, the Company has already paid $81,850 and incurred expenditures amounting to $32,918 on the investment.

Joint Venture Agreement
In a news release dated May 15, 2012 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBC Asia Development Corp. (“CBM Asia”). CBM Asia is a Canadian-listed coalbed methane (“CBM”) company focused solely on the Indonesian CBM industry and with interests in four CBM production sharing contracts (“PSC”) is pursuing new CBM opportunities in Indonesia. Under the agreement, the Company and CBM Asia will jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM PSCs offered by the Indonesian government through public tenders or through direct proposal tenders conducted under joint study arrangements. Successful CBM PSC acquisitions shall be shared by Continental and CBM Asia under a pre-agreed joint operating agreement (“JOA”) format in the participating interest proportions of 75% for CBM Asia and 25% for the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA’s CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs shall be borne by both parties in proportion to their respective JOA participating interests. No such costs have been incurred as of June 30, 2012.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were granted.

Expiry– No outstanding share purchase warrants expired.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

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

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
During the Past Quarter and up to the date of this report, no new shares have been issued.

SHAREHOLDING

As of the date of this report the Company had 99,540,381 common shares issued and outstanding.
As of the date of this report the Company had 16,340,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 20,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2012. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

On August 29, 2012 10,000,000 share purchase warrants having an exercise price of $0.20 per warrant expired unexercised.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2012
The “Past Quarter” ended June 30, 2012 marks the end of the Fourth Quarter of the Company’s annual fiscal year ended June 30, 2012.

  Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended June 30, 2012, 2011 and 2010. The Company’s annual consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

	2012	2011	2010
	$	$	$
Sales	Nil	Nil	Nil
Income (Loss) for the Year	(1,846,559)	(1,893,765)	(1,275,386)
Income (Loss) per Share – Basic	(0.02)	(0.03)	(0.02)
Income (Loss) per Share – Diluted	(0.02)	(0.03)	(0.02)
Total Assets	298,144	44,484	119,156
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

			Loss from	Basic and Diluted
			Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)
4th	Quarter 2011	Nil	(186,529)	(0.00)
3rd	Quarter 2011	Nil	(139,065)	(0.00)
2nd	Quarter 2011	Nil	(183,145)	(0.00)
1st	Quarter 2011	Nil	(1,385,026)	(0.02)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties to determine whether or not a write-down or write-off of the capitalized exploration and evaluation assets is required.

Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly loss.

  Operations

Year ended June 30, 2012

Overall, the Company had a loss from operations during the year ended June 30, 2012 of $1,846,559 compared to $1,893,765 in the year ended June 30, 2011. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011.

General and administrative expenses decreased by $391,178 from $1,892,544 to $1,501,366 for the years ended June 30, 2011 and 2012, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the year ended June 30, 2012. Management fees decreased from $282,724 to $172,184 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $85,305 to $39,644 as a result of the sale of the Company’s inactive subsidiary, CEPL in the prior year and the wind up of the operations of the CGX joint venture.

The decreases in the above costs were offset by an increase in share-based payments expense which increased from $140,953 to $692,182 as a result of additional option grants in the current year. Accretion expense increased from $nil to $47,380 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended June 30, 2012. Travel and accommodation expense increased from $18,942 to $53,724 as a result of increased corporate travel related to securing the private placement which was completed in March as well as travel during negotiations for the TGE investment and the CBM Asia joint venture. Investor relations costs increased from $nil to $41,915 as a result of increased promotion of the Company during the period.

The overall loss for the year also included the loss on settlement of debt of $368,000 and the gain on dissolution of CGX of $17,829.

Three month period ended June 30, 2012

Overall, the Company had a loss from operations during the three month period ended June 30, 2012 of $208,463 (“Current Quarter”) compared to $186,529 in the three month period ended June 30, 2011 (“Comparative Quarter”). The Company had a loss per share of $0.00 in 2012 and $0.00 in 2011.

General and administrative expenses increased by $85,152 from $122,355 to $207,509 for the three month periods ended June 30, 2011 and 2012, respectively. The primary reason for the difference is an increase in share-based payments expense and in investor relations costs which increased as a result of increased promotion of the Company in the Current Quarter. Accretion expense increased from $nil to $15,759 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the period ended June 30, 2012. Consulting expenses increased from $15,000 to $30,000 as a result of an increase in fees paid to a consultant during the Current Quarter. Professional fees increased from $17,979 to $31,864 as a result of increased legal fees related to the financing that was completed in the previous quarter and due diligence work related to the acquisition of TGE and the CBM Asia joint venture in addition to an increased audit fees for the year. The above increase was offset by a decrease in management fees resulting from the temporary suspension of the salary of an officer.

During the Comparative Quarter, the Company also recorded a bad debt expense from the sale of its subsidiary and a gain on transfer of capital assets at no cost from its then 50% owned joint venture. These transactions were unique to the Comparative Quarter.

Liquidity

As at June 30, 2012, the Company’s consolidated financial statements reflect a working capital deficit of $277,815. As at June 30, 2011, the Company’s consolidated financial statements reflected a working capital deficit of $821,559.

Cash used in operating activities during the year ended June 30, 2012 totaled $628,375, compared with $100,901 in the prior year. As a result of the private placement that closed in the third quarter and receipt of proceeds of a convertible promissory note in the first quarter, the Company had significantly more cash resources with which to fund operations and retire obligations that were incurred in prior periods.
Cash used in investing activities during the year ended June 30, 2012 was $125,251 whereas there were insignificant amounts expended on such activities during the year ended June 30, 2011. The significant cash outflow during the current year was primarily due to the Company’s option agreement related to its investment in TGE.

Financing activities provided $889,170 from the proceeds of a private placement and convertible promissory note (total of $1,000,000). These receipts were offset by the payments on the Company’s promissory notes with interest of $110,830. In the prior comparative period, $30,000 was received as proceeds of promissory notes from related parties.

Capital Resources

The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

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

With a working capital deficit of $277,815 as at June 30, 2012 and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

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

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and other ventures.

The continued degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

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

Segment Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 June	30 June	1 July
	2012	2011	2010
Total Non-Current Assets	$	$	$

North America	114,768	-	-
Southeast Asia	14,414	18,574	18,967
	129,182	18,574	18,967

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2012.

Related Party Transactions
Details of the transactions and balances between the Company and its related parties are disclosed below.

a)

As at June 30, 2012, $87,775 (June 30, 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On March 20, 2012, $103,788 in unsecured advances from a related party was converted into a promissory note payable. The note accrues interest at the rate of 10% per annum and is repayable on September 30, 2012. Interest expense in the amount of $2,218 has been accrued during the period ended June 30, 2012. The Company made payments totalling $78,080 during the year, of which $76,760 was applied against the principal balance and $1,320 was applied to interest. As at June 30, 2012 the principal balance of 27,926 remains outstanding.

b)	Compensation of key management personnel

		For the year	For the year
		ended	ended
		June 30	June 30
	Note	2012	2011
		$	$
Salary and consulting	(i)	247,500	292,500
Financing fees	(ii)	113,000	-
Share-based payments expense	(iii)	466,028	52,964

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended June 30, 2012 and 2011.

(ii)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 13) to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the year.

(iii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on March 31, 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of loss and comprehensive loss.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

New CEO Contract
The Company entered into a new employment contract directly with its Chief Executive Officer at a salary of $12,500 per month to take effect April 1, 2012, an increase of $2,500 per month.

New CFO Contract
The Company entered into a new employment contract directly with its Chief Financial Officer at a salary of $10,000 per month to take effect April 1, 2012, an increase of $2,500 per month.

Investor Relations, Publicity and Promotion
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above in Highlights of the Past Quarter

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s audited consolidated financial statements for the period ending June 30, 2012. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)

Impairment: The Company assess its investments, exploration and evaluation assets and equipment annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the evaluation of events and conditions that indicate impairment in accordance with IAS 36. The Company has concluded that impairment conditions do not exist.

ii)

Promissory notes payable: The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 11). A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

iii)

Share-based compensation: The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

iv)

Warrant valuation: The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates with the valuation model. The risk-free interest rate for the expected term of the warrant is based yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s loss and comprehensive loss for the year.

v)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

b)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Accounting Policies – Significant Changes in Accounting Standards

a)	International Financial Reporting Standards

On July 1, 2011, Continental implemented IFRS as its financial reporting framework with a transition date of July 1, 2010. The transition required the Company to restate its 2010 financial results, which were previously prepared in accordance with Canadian GAAP. The policies applied have been done so on a full retrospective basis unless alternative treatment is permitted or required by an IFRS 1 election or exception.

While many of the accounting principles and standards comprising IFRS are similar to Canadian GAAP, certain standards result in financial reporting differences that render financial results under Canadian GAAP and IFRS not comparable.

The notes to the financial statements for the year ended June 30, 2012 describe the financial reporting differences identified and applied to restate the 2010 financial results in accordance with IFRS.

b)	Future Accounting Changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

Two measurement categories continue to exist to account for financial liabilities in IFRS 9; FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non- derivative hosts not within the scope of the standard.

In December 2011, the effective date of IFRS 9 was deferred to fiscal years beginning on or after 1 January 2015. The Company is currently evaluating the impact of this standard.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company in its current form.

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company in its current form.

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company in its current form.

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Company is currently assessing the impact of this Standard.

Financial Instruments

Categories of financial instruments

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Financial assets
FVTPL
Cash	152,971	17,427	88,843
AFS assets
Investments*	114,769	1	1
Loans and receivables
Receivables	2,391	2,383	1,881
	270,131	19,811	90,725
* Investments are recorded at cost as fair value is not reliably determined.

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	149,206	816,866	284,787
Interest on convertible notes	25,917	-	-
Loan payable to related party	27,926	-	-
Notes payable	-	30,603	-
Convertible debt	243,728	-	-
	446,777	847,469	284,787

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	–	inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

	June 30	June 30	June 30
	2012	2011	2010
	$	$	$
Level 1
Cash	152,971	17,427	88,843
Level 2	-	-	-
Level 3	-	-	-
	152,971	17,427	88,843

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars, Indonesian Rupiahs and Malaysian Ringgits. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
June 30, 2012		Cash		Receivables		liabilities
Canadian dollars		$(6)		$2,436		$(28,151)
Indonesian Rupiah	RP	2,724,456	RP	-	RP	-
Malaysian Ringgits	MYR	-	MYR	-	MYR	(5,665,485)

						Accounts
						payable and
						accrued
June 30, 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

						Accounts
						payable and
						accrued
July 1, 2010		Cash		Receivables		liabilities
Canadian dollars		$304		$1,881		$(32,793)
Indonesian Rupiah	RP	11,911,357	RP	-	RP	(72,236,435)

At June 30, 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the pre-tax loss by $181,184.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at June 30, 2012, the Company had a cash balance of $152,971 (June 30, 2011 - $17,427; July 1, 2010 - $88,843) which is not sufficient to settle current liabilities of $446,777 (June 30, 2011 - $847,469; July 1, 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk if the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended June 30, 2012.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s statement of loss and comprehensive loss and Note 8 – Exploration and Evaluation Assets contained in its consolidated financial statements for the year ended June 30, 2012.
Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the year ended June 30, 2012 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

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

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---