Form 20-F
period 2013-06-30
CONTINENTAL ENERGY Corp
filed 2014-05-16
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM-20F

[   ] Registration Statement Pursuant To Section 12 (B) Or (G) Of The Securities Exchange Act Of 1934
or
[ X ] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934
For the Fiscal Year ended JUNE 30, 2013
or
[   ] Transition Report Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934
Commission file number 0-17863
or
[   ] Shell Company Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Address of registered office)

Robert Rudman, CA, Chief Financial Officer, phone 561-779-9202, rrudman@continentalenergy.com,
2311 Tradition Way, Unit 201, Naples, Florida, U.S.A., 34105

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report: There were 122,815,381 common shares, without par value, issued and outstanding as of 6/30/13.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [X ] YES [   ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. [ X ] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [   ] YES [ X ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ X ] YES [   ] NO

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):	[ ] U.S. GAAP [ X ] IFRS by IASB [ ] Other

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange. (Check one):	[ ] Large accelerated filer [ ] Accelerated filer Act [ X ] Non-accelerated filer

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

Report Date: May 13, 2014

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 1 of 33

TABLE OF CONTENTS
FORM-20F - ANNUAL REPORT

---oOo---

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 2 of 33

PART - I

This United States Securities and Exchange Commission filing on Form-20F is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Further, the following defined terms are used throughout this Annual Report.

  Dates are expressed in this Annual Report in the form "6/30/13", which in this case means June 30, 2013.

  The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  This Annual Report is for our most recently completed Fiscal Year, ended on 6/30/13 and hereinafter referred to as “Fiscal 2013”, and includes audited annual consolidated financial statements as at that date. It also includes management prepared and unaudited interim consolidated financial statements through 12/31/13.

  This Annual Report was prepared in May 2014 and information contained herein is current and valid as at 5/13/14, which is referred to hereinafter as the "Report Date" except where the context may otherwise specify.

  As used in this Annual Report, the terms "we", "us", "our" and "Company" all refer to and mean Continental Energy Corporation, a foreign private issuer incorporated in British Columbia, Canada, whose shares trade on the OTCQB.

  Unless otherwise noted herein the currency abbreviations $, US$, and USD all refer to United States dollars; CDN refers to Canadian dollars; IDR to Indonesian Rupiah; SGD to Singapore dollars; MYR to Malaysian ringgit; and NOK to Norwegian krone.

This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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

The financial data for Fiscal years ended 6/30/11, 6/30/12, and 6/30/13 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal years ended 6/30/09 and 6/30/10 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

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

Commencing from 7/1/11 and for the Fiscal Years ended 6/30/12 and 6/30/13, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") instead of GAAP. The first annual IFRS consolidated financial statements were prepared for the Fiscal year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 3 of 33

The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share as set forth above, in this Annual Report; and hence no basis for such calculation is included.

The selected financial data set forth in the following table should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
		For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	*6/30/13	*6/30/12	**6/30/11	6/30/10	6/30/09
Revenue	-	-	-	-	-
Net Income (Loss)	(700)	(1,847)	(1,894)	(1,275)	(3,129)
Earnings (Loss) Per Share – Basic	(0.01)	(0.02)	(0.03)	(0.02)	(0.05)
Earnings (Loss) Per Share – Diluted	(0.01)	(0.02)	(0.03)	(0.02)	(0.05)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	101,947	81,086	72,390	70,045	69,163
Working Capital	(745)	(278)	(822)	(185)	528
Oil and Gas Properties	-	0.001	0.001	0.001	0.001
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	179	(149)	(803)	(166)	566
Total Assets	897	298	44	119	636
US GAAP Shareholders' Equity (deficiency)	n/a*	n/a*	n/a**	(166)	566
US GAAP Net Income (Loss)	n/a*	n/a*	n/a**	(1,275)	(3,129)
US GAAP Net (Loss) per Share Basic	n/a*	n/a*	n/a**	(0.02)	(0.05)
US GAAP Net (Loss) per Share Diluted	n/a*	n/a*	n/a**	(0.02)	(0.05)
US GAAP Weighted Avg No. of Shares (000's)	n/a*	n/a*	n/a**	70,045	69,163

Notes:	* Stated in accordance with IFRS.
** Restated in accordance with IFRS on 7/1/12.

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in five other currencies: Canadian Dollars (“CDN”), Indonesian Rupiah (“IDR”"), Singapore Dollars (“SGD”), Malaysian Ringgit ("MYR"), and Norwegian Krone ("NOK"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

FOREIGN CURRENCY EXCHANGE RATES
Equal to One US Dollar
	CDN	IDR	SGD	MYR	NOK
Month Ended 03/31/14	1.1229	11,299	1.2720	3.2613	5.9861
Fiscal Year Ended 06/30/13	1.0487	9,901	1.2708	3.1829	6.0718
Fiscal Year Ended 06/30/12	1.0166	9,385	1.2654	3.1717	5.9582
Fiscal Year Ended 06/30/11	1.0370	8,570	1.2276	3.0789	5.3886
Fiscal Year Ended 06/30/10	1.0504	9,063	1.3984	3.4234	6.5142
Fiscal Year Ended 06/30/09	1.1566	10,210	1.4477	3.4765	9.0258

B.	CAPITALIZATION AND INDEBTEDNESS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.B is not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.C is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 4 of 33

D.	RISK FACTORS.

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

Our business prospects as an emerging international energy producer, our ongoing operations at a particular project, or our overall financial condition could be harmed due to any of the following risks:

a)

Competitive Risk - Competition among international energy producing companies for quality international oil, gas, and electricity production properties; for reliable joint venture partners; and for limited amounts of new development capital is intense.

b)

Political Risk - The Company's business activities and investments are all located out of its home jurisdiction of Canada and are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the local currency have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels. These conditions have affected and may continue to affect the operating environment in a particular country, as well as the cost and availability of financing for natural resources development efforts. The normal economic conditions in any country may sustain shocks that exacerbate adverse economic conditions and such shocks could originate from various sources, including social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment.

c)

Minority Shareholding Risks - The Company from time to time holds only a minority or similar non-controlling share holding interest in a partially owned subsidiary company which in turn owns and operates a particular project, property, business, and/or investment. In such cases the Company may exert no direct management control and have only very limited influence on decisions which may impact the performance of such partially owned subsidiary. This lack of direct management control could have a detrimental effect upon the value of the Company’s interests.

d)

JV Operator Risk - It is customary in the international oil and gas exploration and production business to share geological and engineering risks through partnerships with other oil companies through a Joint Venture ("JV") arrangement under a joint operating agreements. One member of the JV group, usually the one with the largest interest, is the designated "Operator" for the JV and conducts all management of operations on the property or project on behalf of the group. The Company's degree of influence and control over the Operator and the JV is directly proportional to the amount of participating interest held by the Company in proportion to that held by other interest holders. Annual budgets and major expenditures are authorized by the JV group members voting according to their respective percentage holding of the JV. In any case where the Company holds less than a voting control interest in the JV, the Company is at risk of being forced into contributing its shares of costs on activities it does not want to pursue or giving up some portion of its interest in the entire JV if it elects not to pay its share or fails to pay its share, as may be provided for under the terms of the joint operating agreement.

e)

JV Partner Risk - Any number of risks beyond the control of the Company could have a detrimental effect on the Company's JV partners, including the JV Operator and cause them to be unable to fund their own share of JV costs or meet their share of JV commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of JV costs and the Company's own JV interest may thereby be detrimentally affected.

f)

Geological Risk - From time to time the Company participates in exploration for new oil and gas accumulations or it evaluates the availability of sufficient water, wind, or geothermal resources to justify a possible alternative energy development. Each of these activities involves a high degree of geological risk. There is no assurance that expenditures to be made by the Company in the search for such resources will result in any discoveries of sufficient resources of a quantity to justify or sustain a commercial development.

g)

Transport Risk - The marketability of any oil, gas, or electrical power which the Company may produce may be affected by numerous factors beyond the control of the Company. These factors may determine whether a new project is commercially viable at all, and include the proximity and capacity of existing pipelines, storage capacity, power transmission lines, and the locations of principal off-takers or markets.

h)

Operating Risks - Oil, gas, and electricity production operations involve risks normally incident to such heavy industrial activities, including fires, spills, equipment failure, accidents, and well blowouts. Any of these hazards could result in damage to, or destruction of, our facilities or properties. Such hazards could also injure persons or adversely affect the environment. Dealing with such damage could greatly increase the cost of operations and detrimentally effect our financial condition.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 5 of 33

i)

Environmental Risks - Environmental standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities may be changed and such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

j)

Health and Safety Risks - Many of our business activities are subject to health and safety standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities. We may become subject to claims for liability for injuries or deaths to our workers or others against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

k)

Title Risk - We have or may acquire leases, rights or other property associated with our projects, but the property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through our due diligence searches. We believe our interests are valid, but this is no guarantee against possible claims. If title to property associated with our projects is challenged, we may have to expend funds defending any such claims and our ownership interest therein may be detrimentally effected if we lose.

l)

Price Volatility Risks - During the past few years world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline. Skyrocketing demand in emerging markets has driven electricity prices to record highs in many localities. This price volatility has substantial impact upon the international oil and gas and energy business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil, gas, and electricity prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

m)

Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are and may be denominated in other currencies. Fluctuations in these currencies may have a substantial effect on the Company’s financial statements due to related gains or losses due to exchange rate changes. The Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

n)

Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions. The Company’s ability to continue as a going concern depends upon its ability to obtain new financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the management will be successful.

o)

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

p)

Stock Market Volatility - The effect of volatile oil and gas prices as described above has had a huge effect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

q)

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

r)

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 6 of 33

s)

Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately36 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this Annual Report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

t)

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

u)

No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

v)

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

w)

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

x)

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 7 of 33

y)

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

z)

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

aa)

Director’s Conflicts of Interest - Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price. Some of our Directors and Officers serve or may serve as Directors or Officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures. To the extent that our Company has dealings with such companies or ventures, certain of our Directors and Officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings. Pursuant to the provisions of the Business Corporations Act (British Columbia), our Directors and senior Officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our Company. However, our lack of a formal conflicts of interest policy may make it difficult for our Company to raise additional capital because institutional investors may be unable to invest in our Company. Furthermore, we may be unable to list our shares on an exchange if such exchange requires that we have a formal conflicts of interest policy, which may limit your ability to buy and sell our shares and may have an adverse effect on the value of your investment in our Company or the market for our shares.

ITEM-4 : INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

Name and Incorporation - The Company was incorporated in British Columbia, Canada, on May 29, 1984 under the name "Intl. Focus Res. Inc.” On January 3, 1996 the name was changed to "Continental Copper Corporation”. On October 23, 1997 the name was changed to "Continental Energy Corporation".

Domicile - The Company’s home country is Canada, its place of incorporation. The Company has no assets, no property, no employees, no Director, and no management located or residing in Canada. Other than legal, audit, and accounting services contracted in Canada to meet statutory requirements, the Company conducts all of its business outside Canada.

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

Registered Records Office - The Company's registered office and records office are located, care of the Company's general legal counsel, at 900-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada. The website address is www.continentalenergy.com.

MATERIAL EVENTS OCCURRING DURING THE LAST FISCAL YEAR ENDED 6/30/13

Reports Filed for Quarter Ended 6/30/12 – On 9/17/12, we filed the required financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 6/30/12, the end of the fourth quarter and our Fiscal Year 2012. These reports were filed electronically on SEDAR and included audited consolidated financial statements for the quarter plus a management discussion and analysis thereof. This filing also included the Company's annual reserves report for Fiscal Year 2012 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 8 of 33

Bengara-II PSC Permitted to Expire - Pursuant to a news release dated 10/16/12 the Company announced that Kunlun Energy Ltd., acting in its capacity as operator of the Bengara-II Production Sharing Contract (“PSC”) and 70% majority shareholder of the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., has terminated negotiations with Indonesian authorities for an extension of the PSC's term. Consequently the Bengara-II PSC shall be relinquished and allowed to expire in accordance with its terms.

COO Resignation - The Company's President/COO resigned effective 10/31/12 to pursue other business interests.

Reports Filed for Quarter Ended 9/30/12 - On 11/26/12, we filed the required financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 9/30/12, the end of the first quarter and first three months of our Fiscal Year 2013. These reports were filed electronically on SEDAR and included management prepared but unaudited consolidated financial statements for the quarter plus a management discussion and analysis thereof.

Annual General Meeting of Shareholders - The Company held its AGM on 11/30/12 and all resolutions brought before the meeting were approved including the re-election of the Company’s four Directors and the re-appointment of the auditors for the ensuing year. In addition, an ordinary resolution to adopt the Company’s proposed amended and restated Stock Option Plan was approved.

New Indonesian Joint Bid Group Established - On 2/4/13, the Company announced that it had entered into a joint bid arrangement with another local industry player to present bids for new Indonesian Production Sharing Contracts (“PSCs”) offered by Indonesian oil and gas authorities in 2013.

Reports Filed for Quarter Ended 12/31/12 - On 3/4/13, we filed the required financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 12/31/12, the end of the second quarter and first six months of our Fiscal Year 2013. These reports were filed electronically on SEDAR and included management prepared but unaudited consolidated financial statements for the quarter plus a management discussion and analysis thereof.

TGE Shares Returned - On 5/7/12 the Company entered into an option agreement and acquired 300,000 shares of Tawau Green Energy Sdn. Bhd ("TGE") for 6,000,000 Malaysian Ringgit (“MYR”) (about US$1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 5/7/13. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall. By 5/7/13, the Company had invested a total of $114,769 in TGE. On 5/20/13 the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Acquisition of Majority Interest in Visionaire Energy - On 6/4/13, the Company acquired a 51% shareholding stake in VE. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with Visionaire Invest AS ("VI"), the sole shareholder of VE. The Company issued 20 million of its common shares, representing a stake of approximately 16.7% in the Company to VI, in exchange for 51% of the authorized and outstanding shares of VE. The principal assets of VE are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. VE owns a 49% shareholding equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

Appointment of New Director - On 6/17/13, Johnny Christiansen was appointed to the Board of Directors. Mr. Christiansen is the Founder and CEO of Visionaire Invest AS, a Norwegian investment company which owns a 49% stake in Visionaire Energy AS, of which he is also Chairman.

CEO and CFO Appointed to Board of Visionaire Energy AS - On 6/19/13, the Company’s CEO, Richard L. McAdoo and its CFO, Robert V. Rudman both joined the Board of Directors of the Company's 51% owned subsidiary, Visionaire Energy AS.

New Share Issues – During the Fiscal Year ended June 30, 2013, the Company issued a total of 23,275,000 news common shares. In January 2013, a private placement was completed for 2,975,000 shares for total proceeds of $59,500. In June 2013, a share-swap with the Norwegian company of Visionaire Invest AS involving 20,000,000 Company shares was completed. Also in June 2013, a private placement was completed for 300,000 shares for total proceeds of $15,000.

Share Purchase Warrant Activity - During the 2013 Fiscal Year, a total of 3,125,000 warrants were issued in conjunction with two private placements and a total of 12,350,000 expired for a net decrease in total warrants of 9,225,000.

Incentive Stock Option Activity - On 12/31/12, a total of 8,340,000 stock options expired and on 1/04/13 at total of 7,800,000 new stock options were granted for a net decrease in total stock options of 540,000 for the 2013 Fiscal Year.

Convertible Promissory Note - On 9/10/11, the Company issued to the Encompass Fund (the “Holder”) a convertible note in the principal sum of $250,000 together with Interest at the annual rate of 10%, a conversion rate of $0.08 per share, and a maturity date of 9/16/12. In addition to the issuance of the note, the Company issued a total of 1,562,500 share purchase warrants to the Holder at the closing. The warrants had a fixed two year term and an exercise price of $0.12 per share. On 11/12/12, the Company and the Holder agreed to amend the note (1) to reflect a new annual interest rate of 18% to take effect from the issue date of 9/21/11, (2) to reduce the conversion rate from $0.08 to $0.05 per share, and (3) to extend

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 9 of 33

the maturity date to 3/15/13.On 5/14/13, the Company and the Holder further agreed (1) to amend the note by extending the maturity date to 9/16/13, (2) to extend the term of the warrants to 3/21/15, and (3) to reduce the exercise price of the warrants to $0.08.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/13 UNTIL THE REPORT DATE

Reports Filed for Quarters Ended 9/30/13, 12/31/13, and 3/31/14 - On 5/02/14 and 5/09/14 we filed the required interim quarterly financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarters ended 9/30/13, 12/31/13, and 3/31/14, the first three quarters of our Fiscal 2014. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus a management discussion and analysis thereof.

Annual Financial Report Filed for Fiscal 2013 - On 4/23/14 we filed the required audited annual financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for our Fiscal 2013 ended 6/30/13. These reports were filed electronically on SEDAR and included audited consolidated financial statements for the year plus a management discussion and analysis thereof. This filing also included the Company's annual reserves report for Fiscal Year 2013 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

Establishes Joint Venture in Malaysia - On 11/12/13, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Reports Filed for Quarter Ended 3/31/13 - On 12/2/13, we filed the required financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 3/31/13, the end of the third quarter and first nine months of our Fiscal Year 2013. These reports were filed electronically on SEDAR and included management prepared but unaudited consolidated financial statements for the quarter plus a management discussion and analysis thereof.

Results of Bengara-II Contract Bid Reported - On 12/23/13, the Company announced that its Indonesian production sharing contract (PSC) bid group was one of seven unsuccessful bidders for the Bengara-II Block pursuant to a bid submitted to Indonesian oil and gas regulator, MIGAS, on 2/14/13. The winning bid was submitted by PT Tansri Madjid Energi, an Indonesian coal mining company, and consisted of a firm work obligation of US$ 51,750,000 to be carried out during the first three PSC contract years plus a signature bonus of US$ 2,500,000. The winning work commitment includes the drilling of 5 exploratory wells, acquisition of 500 line kilometers of 2D seismic data, and acquisition of 200 square kilometers of 3D seismic data.

Norwegian Affiliate Awarded Major Contract - On 1/13/14, the Company announced that its affiliate, VTT Maritime AS ("VTT"), had been awarded a contract valued at US$ 10.3 million by the Norwegian Road Authority ("NorRoad") for a portion of NorRoad's planned highway E39 improvement project. Under the contract, VTT will provide sea mapping, seismic surveying and measurement wire drilling at the site of a major subsea tunnel location.

Convertible Promissory Note - On 9/10/11, the Company issued to the Encompass Fund (the “Holder”) a convertible note in the principal sum of $250,000 together with Interest at the annual rate of 10%, a conversion rate of $0.08 per share, and a maturity date of September 16, 2012. In addition to the issuance of the note, the Company issued a total of 1,562,500 share purchase warrants to the Holder at the closing. The warrants had a fixed two year term and an exercise price of $0.12 per share. On 11/12/12 and on 5/14/13, the Company and the Holder agreed to amend the note. On 10/4/13, it was further agreed to amend the note by extending the maturity date to 11/15/13 and on 12/12/13, the Company and the Holder agreed (1) to amend the note by extending the maturity date to 1/31/14, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05. On 3/31/14, the Company and the holder of the convertible promissory note reached an agreement to extend the maturity date of the promissory note to 4/30/14 and extended the terms of the warrants to 12/31/15.

New Share Issues - During the period between the 6/30/13 Fiscal Year end and the Report Date, the Company issued a total of 800,000 new common shares. A private placement of 500,000 shares for total proceeds of $25,000 was completed on 7/25/13 and another of 300,000 shares for total proceeds of $15,000 on 10/21/13.

Share Purchase Warrant Activity - During the period between the 6/30/13 Fiscal Year end and the Report Date, the Company issued a total of 2,550,000 warrants. Of this total, 550,000 were issued in conjunction with two private placements and the other 2,000,000 warrants were issued to two financial consultants. During the period, 2,643,000 warrants expired during this period.

Incentive Stock Option Activity - During the period between the 6/30/13 Fiscal Year end and the Report Date, no incentive stock options were granted, exercised, expired, or amended.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 10 of 33

B.	BUSINESS OVERVIEW.

The Company is an emerging international energy investment company established to acquire participating interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America.

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

Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") was incorporated on 09/09/97 under the British Virgin Islands International Business Corporations Act. CGB2 is a special and single purpose joint venture company established to exclusively hold and operate the Bengara-II Block oil and gas property under an Indonesian production sharing contract of which CGB2 at one time owned an undivided 100% participating interest. That expiry of the contract formerly owned by CGB2 was announced by the Company in a press release dated 10/16/12. At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. owns 70% and exerts effective management control of CGB2. CGB2 is dormant and the Company has no further obligations to it or related to it.

Tawau Green Energy Sdn. Bhd. ("TGE") is a joint venture company incorporated in Malaysia. During Fiscal Year 2012, on 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of TGE.TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing a geothermal energy resource at its Apas Kiri project site, Sabah, Malaysia. On 5/20/13, during Fiscal Year 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE. At the Report Date, the Company owns no shares of TGE.

Visionaire Energy AS ("VE") is a joint venture company incorporated in Norway. On 6/4/13, the Company acquired a 51% shareholding stake in VE. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with Visionaire Invest AS ("VI"), the sole shareholder of VE. The Company issued 20 million of its common shares, representing a stake of approximately 16.7% in the Company to VI, in exchange for 51% of the authorized and outstanding shares of VE. The principal assets of VE are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. VE owns a 49% shareholding equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

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

CBM Joint Study and Bid Group - On 5/5/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. ("CBM Asia") a Canadian Coal Bed Methane ("CBM") developer with existing CBM developments in Indonesia. Under the agreement, the Company and CBM Asia would jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM production sharing contracts ("PSCs") offered by the Indonesian government. Successful CBM PSC acquisitions would be shared by the Company and CBM Asia under a pre-agreed joint operating agreement ("JOA") format in the participating interest proportions 75% CBM Asia and 25% the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA's CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs would be borne by the parties in proportion to their respective JOA participating interests. The agreement had a term of 2 years. During Fiscal 2013, it expired and terminated on 4/27/14 because no joint bids were prepared or submitted prior to that date. The exclusivity provisions of the agreement remain in effect for an additional 1 year and the confidentiality provisions for an additional 2 years.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 11 of 33

Malaysia Joint Study and Bid Group – On 11/12/13, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

D.	PROPERTY, PLANT, AND EQUIPMENT.

a .	O IL AND G AS R ESE RVES .

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

b .	Oil and Gas Production

As at the Report Date, we have not established oil or gas production from any of our properties.

c .	Drilling Activity.

The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

Wells by Classification	Drilling Activity for Fiscal Year Ended
	6/30/13		6/30/12		6/30/11
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

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

d .	Acreage, Project Areas and Leases.

The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed Fiscal Years. All of our acreage is undeveloped.

Lease, Area, PSC, or Property	Acreage and Leases at Fiscal Year Ended
	6/30/13		6/30/12		6/30/11
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	-	-	603,848	108,692	603,848	108,692
Total - Acres	-	-	603,848	108,692	603,848	108,692

Notes to table:

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 12 of 33

The area covered by the Bengara-II PSC property is located mostly onshore and partially offshore in the Indonesian province of East Kalimantan on the east coast of the island of Borneo.

On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 was the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. ("Kunlun") owns 70% and controls management of CGB2 and the Bengara-II PSC.

At the end of Fiscal 2012 the Company owned one oil and gas property by virtue of its 18% shares holding interest in CGB2. Subsequent to Fiscal 2012 year end, the Company announced on 10/16/12 that negotiations with the Indonesian government for an extension of the Bengara-II PSC's term were terminated by CGB2 and consequently the Bengara-II PSC has been relinquished and allowed to expire in accordance with its term.

e .	O i l and gas costs.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

	Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/13	6/30/12	6/30/11
Exploration investment in Bengara-II	--	329	515
Impairment/Abandonment Provision for Bengara-II	--	(329)	(515)
Total - US$	--	--	--

Notes to table:

On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 was the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. ("Kunlun") owns 70% and controls management of CGB2 and the Bengara-II PSC.

At the end of Fiscal 2012 the Company owned one oil and gas property by virtue of its 18% shares holding interest in CGB2. Subsequent to Fiscal 2012 year end, the Company announced on 10/16/12 that negotiations with the Indonesian government for an extension of the Bengara-II PSC's term were terminated by CGB2 and consequently the Bengara-II PSC has been relinquished and allowed to expire in accordance with its term.

ITEM-4A : UNRESOLVED STAFF COMMENTS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 13 of 33

ITEM-5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/13, 6/30/12, and 6/30/11. Also included below is a discussion of the Company's financial results for the first 6 months of our Fiscal Year 2014 as at 12/31/2013. As used below, the phrase "the same period last year" refers to financial results for the same fiscal period ended the previous Fiscal Year.

FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF FISCAL YEAR 2014, ENDED 3/31/14

The nine month period ended 3/31/14 corresponds to the third quarter of the Company's Fiscal Year ending 6/30/14.The information for the nine month period was derived from management prepared, unaudited, condensed, interim, consolidated financial statements filed herewith. All amounts disclosed are in United States dollars unless otherwise stated.

Investments during the Nine Months of Fiscal 2014 ended on 3/31/14 - During the nine month period ended 3/31/14, the Company received $nil from investing activities.

Finance during the Nine Months of Fiscal 2014 ended on 3/31/14 - During the nine month period ended 3/31/14, the Company generated $783,439 from financing activities which included proceeds from private placements and loans.

Income during the Nine Months of Fiscal 2014 ending on 3/31/14 - Overall, the Company incurred a loss from operations during the nine month period ended 3/31/14 of $849,555 and a loss per share of $0.01.

Expenses during the Nine Months of Fiscal 2014 ending on 3/31/14 - Total equity loss during the nine months ended 3/31/14 was $382,258 compared to $nil for the same period ended 3/31/13. The increase in loss is primarily due to the Company equity accounting for the losses of its affiliates. The Company made the investment in the affiliates during the quarter ended 6/30/13. During the nine months ended 3/31/14, financing fees were $nil compared to $154,352 during the same nine month period ended 3/31/13. The Company incurred share-based payment expense of $20,877 during the nine month period ended 3/31/14 representing the calculated fair value of the share purchase warrants granted to the Company’s consultants, compared to $152,880 for the same nine month period ended 3/31/13.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2013, ENDED 6/30/13

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year 2013 Ended on 6/30/13 - On 6/4/13, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“VE"), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with VE's sole shareholder Visionaire Invest AS ("VI"). The Company issued 20 million of its common shares to VI, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire. The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

Finance During Fiscal Year 2013 Ended on 6/30/13 - During the Fiscal Year ended 6/30/13, the Company received $44,500 from the proceeds of two private placements. In the prior year ended 6/30/12, $1,000,000 was received as proceeds of a private placement and a promissory note.

Income During Fiscal Year 2013 Ended on 6/30/13 - Overall, the Company had a loss from operations during the Fiscal Year ended 6/30/13 of $700,115 compared to $1,846,559 in the prior year ended 6/30/12. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

Expenses During Fiscal Year 2013 Ended on 6/30/13 - General and administrative expenses decreased by $854,718 from $1,501,366 to $646,648 for the Fiscal Years ended 6/30/12 and 6/30/13 respectively. The decrease is primarily attributable to the lower share-based payments expense of $52,250 compared to $692,182 in Fiscal 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in Fiscal 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in Fiscal 2012 and only $2,180 in Fiscal 2013. As a result of the Company’s convertible promissory note being accreted almost to its face value, the accretion expense was also lower in Fiscal 2013 at $14,730 compared to $47,380 in Fiscal 2012. The decrease in costs related to the above items was offset by an increase in interest charges during Fiscal 2013 of $33,596. The terms of the Company’s convertible promissory note were modified in Fiscal 2013 to accrue interest at 18% retroactively from the 9/10/11 date of the issuance of such convertible promissory note, resulting in the higher interest charge during the year ended 6/30/13.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 14 of 33

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2012, ENDED ON 6/30/12

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year 2012 Ended on 6/30/12 - During the Fiscal Year ended 6/30/12, the Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. On 5/7/12, the Company acquired 300,000 shares of Tawau Green Energy Sdn. Bhd. (“TGE”) for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at the Apas Kiri project site. The 300,000 shares represent the Company’s 10% interest in TGE. Under the terms of the agreement, the Company shall pay MYR 3,000,000 in the form of 12 monthly payments of MYR 250,000 each before 5/6/13. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to 5/6/13. In the event that the Company elects not to complete the transaction during the prescribed 12-month period, then the Company shall be obliged to return that proportion of the 300,000 shares unpaid-for at 5/6/13. Transaction costs amounted to MYR 19,969 ($6,500), resulting in a total cost of investment in TGE of $1,972,100.

Finance During Fiscal Year 2012 Ended on 6/30/12 - During the Fiscal Year ended 6/30/12, the Company received $1,000,000 from the proceeds of a private placement and convertible promissory note. These receipts were offset by the payments on the Company’s promissory notes with interest of $110,830. In the prior year ended 6/30/11, $30,000 was received as proceeds of promissory notes from related parties.

Income During Fiscal Year 2012 Ended on 6/30/12 - Overall, the Company had a loss from operations during the year ended 6/30/12 of $ 1,846,559 compared to $1,893,765 in the year ended 6/30/11. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011.

Expenses During Fiscal Year 2012 Ended on 6/30/12 - General and administrative expenses decreased by $ 391,178 from $1,892,544 to $ 1,501,366 for the Fiscal Years ended 6/30/11 and 6/30/12, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $ 160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the year ended 6/30/12. Management fees decreased from $282,724 to $172,184 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $85,305 to $39,644 as a result of the sale of the Company’s inactive subsidiary, CEPL in the prior year and the wind up of the operations of the CGX joint venture. The decreases in the above costs were offset by an increase in share-based payments expense which increased from $140,953 to $ 692,182 as a result of additional option grants in the current year. Accretion expense increased from $nil to $47,380 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended 6/30/12. Travel and accommodation expense increased from $18,942 to $53,724 as a result of increased corporate travel related to securing a private placement as well as travel during negotiations for the TGE investment and the CBM Asia joint venture. Investor relations costs increased from $nil to $41,915 as a result of increased promotion of the Company during the period.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2011, ENDED ON 6/30/11

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments During Fiscal Year 2011 Ended on 6/30/11 - During the Fiscal Year ended 6/30/11, the Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

Finance During Fiscal Year 2011 Ended on 6/30/11 - During the Fiscal Year ended 6/30/11, the Company received $30,000 from the issuance of promissory notes to related parties.

Income During Fiscal Year 2011 Ended 6/30/11 - Overall, the Company had a loss from operations during the year ended 6/30/11 of $1,893,765 compared to $1,275,386 in the year ended 6/30/10.The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 15 of 33

Expenses During Fiscal Year 2011 Ended on 6/30/11 - General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the Fiscal Years ended 6/30/10 and 6/30/11 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year. The majority of the other expenditure items in this category decreased from 2011 to 2010; including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreements during the previous Fiscal Year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current Fiscal Year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942.

B.	LIQUIDITY AND CAPITAL RESOURCES.

Cash on hand is sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during Fiscal 2014.

  Working Capital Situation at End of First Nine Months of Fiscal 2014 on 3/31/14 - At 3/31/14, the Company’s interim financial statements for the first nine months of Fiscal 2014 reflected a working capital deficit of $1,152,329 compared to a working capital deficit of $744,692 at 6/30/13. The Company generated $783,439 from financing activities during this nine month period which included proceeds from private placements and loans.

  Working Capital Situation at End of Fiscal 2013 on 6/30/13 - At the end of Fiscal 2013 on 6/30/13, the Company’s consolidated financial statements reflect a working capital deficit of $744,691 compared to the 6/30/12 working capital deficit of $277,815. Cash used in operating activities during the year ended 6/30/13 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended 6/30/12. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

  Working Capital Situation at End of Fiscal 2012 on 6/30/12 - At the end of Fiscal 2012 on 6/30/12, the Company’s consolidated financial statements reflect a working capital deficit of $277,815 compared to the 6/30/11 working capital deficit of $821,559. The main use of funds during the year was the Company’s general and administrative operating expenditures. The cash balance at 6/30/12 was $152,971 compared to $17,427 as at 6/30/11, representing an increase of $135,544. The Company used $628,375 for operating activities during the year ended 6/30/12 compared with $100,901 in the prior year ended 6/30/11. The cash resources used for investing activities during the year ended 6/30/12 was $125,251 compared with $515 for the prior year ended 6/30/11. The cash resources provided by financing activities during the year ended 6/30/12 was $889,170 compared with $30,000 in the prior year ended 6/30/11.

  Working Capital Situation at End of Fiscal 2011 on 6/30/11 - At the end of Fiscal 2011 on 6/30/11, the Company’s consolidated financial statements reflect a working capital deficit of $821,559. This represents a decrease in working capital of $636,961 compared to the 6/30/10 working capital deficit of $184,598.The main use of funds during the year was the Company’s general and administrative expenditures. The cash balance at 6/30/11 was $17,427 compared to $88,843 as at 6/30/10, representing a decrease of $71,416.The Company used $100,901 for operating activities during the year ended 6/30/11 compared with $686,628 in the year ended 6/30/10.The cash resources used for investing activities during the year ended 6/30/11 was $515 compared with $1,469 for the prior year ended 6/30/10. The cash resources provided by financing activities during the year ended 6/30/11 was $30,000 compared with $185,010 in the year ended 6/30/10.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 16 of 33

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our “Short Term” (at least one year), “Mid Term” (two to three years) and “Long Term” (over three years) debt and fixed contractual obligations for the upcoming five Fiscal Years:

Contractual Obligations as at 6/30/13
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

DIRECTORS - The term "Directors" as used herein includes and is limited to those persons duly elected or appointed to the Board of Directors of the Company in the manner provided for in the Company’s articles of association and in accordance with applicable law.

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

  Non-Executive Directors - The Company distinguishes its Directors into two groups, "Executive Directors" and "Non-Executive Directors”. Executive Directors are those Directors who also serve as executive Officers employed under contract for such service by the Company. Non- Executive Directors are independent Directors who do not also serve as executive Officers of the Company and have no contractual relationship with the Company for personal services outside those of being solely a Director.

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

Board of Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	Executive Director & CEO	59	1/99	Compensation, & Reserves	Geologist	None
Robert V. Rudman	Executive Director & CFO	66	12/09	Audit & Reserves	Accountant	None
David T.W. Yu	Non-Executive Director	59	5/05	Audit & Compensation	Businessman	Gold & Energy Inc. Apolo (OTCPink: APLL)
Phillip B. Garrison	Non-Executive Director	60	9/07	Audit & Compensation	Businessman & Accountant	None
Johnny Christiansen	Non-Executive Director	59	6/13	--	Businessman	None

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 17 of 33

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

    Non-Executive Director – Johnny Christiansen is a resident of Norway. He is the Founder and CEO of Visionaire Invest AS, an investment company which owns 49% of Visionaire Energy AS. The Company owns the other 51% interest in Visionaire Energy AS. Mr.
    Christiansen is the CEO of Visionaire Energy AS. After graduating as an engineer, he spent nine years as an officer in the Norwegian Navy before entering the business community. He has held various executive positions with international firms including Kongsberg Maritime AS and also Getech AS, a seismic technology innovator now a division of Western-GECO-Schlumberger. Mr. Christiansen has been instrumental in several new business start-ups including Lapback AS, General Storage & Technology AS, and MaritimTønsberg AS. He has been involved in a diverse range of products and technologies ranging from automotive applications, data storage systems, surveillance technologies, navigation systems, nanotechnology, micro pumps, and intelligent textiles. Mr. Christiansen has extensive business experience, qualifications and personal relationships in the Norwegian offshore and maritime industry. He plays a key managerial role in Visionaire Energy AS and is subsidiaries.

OFFICERS - The term "Officers" as used herein includes and is limited to those senior managers or executive managers who are either Chairman, President, Vice President, Secretary, Treasurer, CEO, COO, or CFO of the Company or hold position of similar capacity in wholly-owned subsidiaries.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 18 of 33

  Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	59	1/99	Geologist	None
Robert V. Rudman[2]	CFO	66	9/09	Businessman & Chartered Accountant	None

Notes to table:

(1)	A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries.
(2)	A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries He is also a Canadian Chartered Accountant.

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

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company’s objectives, executive compensation is guided by three principles: 1) providing executives with an equity-based incentive plan, namely a stock option plan; 2) aligning employee compensation with Company corporate objectives; and 3) attracting and retaining qualified individuals in key positions.

The Compensation Committee - The Company’s Board of Directors has delegated compensation matters to its Compensation Committee which from time to time reviews and recommends executive compensation to the Board of Directors for its approval. The Compensation Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive.

Compensation Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following components:

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
    Shareholder approval for the Company’s current stock option plan (the “2012 Plan”) was obtained at the annual general meeting of the Shareholders held on 11/30/12. The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company (the “Participants”) to acquire common shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 19 of 33

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

Compensation of Officers and Directors- During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Summary Table - Compensation of Directors and Officers During Fiscal 2013
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards(1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
OFFICERS
Richard L. McAdoo Chairman & CEO	30-JUN-13	$150,000	Nil	$6,699(1)	Nil	Nil	Nil	Nil	$156,699
Robert V. Rudman CFO	30-JUN-13	$120,000	Nil	$6,699(1)	Nil	Nil	Nil	Nil	$126,699
NON-EXECUTIVE DIRECTORS		Fees							Fees
Johnny Christiansen Non-Executive Director	30-JUN-13	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Philip B. Garrison Non-Executive Director	30-JUN-13	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	30-JUN-13	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 20 of 33

C.	BOARD PRACTICES.

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to five Directors. Our last annual general meeting was held on 11/30/12, at which then retiring incumbent Directors McAdoo, Garrison, Yu and Rudman were each re-elected. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

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

    Composition of the Audit Committee - The Company’s audit committee during the most recently completed financial year consisted of three directors: Robert V. Rudman, Philip B. Garrison, and David W.T. Yu. As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”. Robert V. Rudman is CFO of the Company and is therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

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

    Reliance on Certain Exemptions -During the most recently completed financial year, the Company has not relied on the exemptions contained in Part 2, Section 2.4 or under part 8 of NI 52-110.Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the Fiscal Year in which the non-audit services were provided. Part7, Section 7.1 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

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

During Fiscal 2013 and up to the Report Date, in addition to its Officers, the Company had 2 full time employees, who were all located at the Company’s Indonesia representative office in Jakarta. Of these employees one is accounting staff and the others are administrative and support staff. None of the Company’s employees are represented by a union.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 21 of 33

E.	SHARE OWNERSHIP BY DIRECTORS AND OFFICERS.

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

Voting Shares Owned by Directors And Officers
Type of Security	Name of	Number of Voting	% of Total Voting
	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	9,579,158	7.7%
Common Shares	Robert V. Rudman, Director &CFO	3,752,000	3.0%
Common Shares	David T.W. Yu, Director	3,833,334	3.1%
Common Shares	Phillip B. Garrison, Director	0	0.0%
Common Shares	Johnny Christiansen, Director	[a]20,000,000	16.2%

	Directors & Officers as a Group	37,164,492	30.0%
Common Shares	Total Issued & Outstanding	123,615,381	100.0%

Note:	[a] These shares are owned by Visionaire Invest AS. They are controlled by Mr. Christiansen by virtue of him owning a 29% stake in Visionaire Invest AS and being its CEO.

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

Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & CEO	$0.05	12/31/15	5,000,000	31.7%
Robert Rudman, Director &CFO	$0.05	12/31/15	5,000,000	31.7%
David T.W. Yu, Director	$0.05	12/31/15	1,000,000	6.3%
Phillip B. Garrison, Director	$0.05	12/31/15	1,000,000	6.3%
	Total Directors & Officers as a Group		12,000,000	76.0%
Other Optionees as a Group	$0.05	12/31/15	3,800,000	24.0%
	Total Stock Options Outstanding at the Report Date		15,800,000	100.0%

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 22 of 33

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2013 year end on 6/30/13 the total number of common shares issued and outstanding was 122,815,381. As of the Report Date the total number of common shares issued and outstanding was 123,615,381. Zero preferred shares were issued at Fiscal 2013 year end and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/13	Last Unaudited Month End 4/30/14	At The Report Date
Common Shares	500,000,000	122,815,381	123,615,381	123,615,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 155,877,881 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 123,615,381 common shares actually issued and outstanding plus 11,462,500 outstanding unexercised warrants, plus 15,800,000 outstanding unexercised options to purchase additional common shares, plus 5,000,000 outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Last Audited Year End 6/30/13	Last Unaudited Month End 4/30/14	At The Report Date
Common Shares	122,815,381	123,615,381	123,615,381
Warrants	11,555,500	11,462,500	11,462,500
Options	15,800,000	15,800,000	15,800,000
Debt Conversion Rights	5,000,000	5,000,000	5,000,000
Fully Diluted Total	155,170,881	155,877,881	155,877,881

A.	MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 123,615,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Mr. J.A. Khan(1)	15,000,000	12.1%
Common Shares	Mr. R. L. McAdoo (2)	9,579,158	7.7%
Common Shares	Visionaire Invest AS (3)	20,000,000	16.2%
	Major Shareholders as a Group	44,579,158	36.0%
Common Shares	Total Issued & Outstanding[4]	123,615,381	100.0%

Notes to Table:

1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
3	Major Shareholder, Private Norwegian holding company
4

Does not included shares held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 23 of 33

Registered and Unregistered Shareholders - We estimate that the total number of Registered and Unregistered Shareholders of the Company to total about 990, based on the following assumptions:

  Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer agent furnishes us a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information. As at the 4/17/24 record date for our annual general meeting we have 189 registered shareholders holding about 51% of our outstanding common shares.

  Unregistered Shareholders - The Company has researched to the best of its ability, the “Unregistered Shareholders”. The shares of our Unregistered Shareholders are commonly held by brokerage firm who uses a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company’s issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or “CDS” is a Canadian depository and “CEDE” an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholders represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the record date of our most recently held annual general or special shareholders meeting. Unregistered Shareholders hold about 49% of our outstanding common shares.

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain. As at the 4/17/14 record date of our annual general meeting we estimate that 26% of our shareholders are located in the USA, another 33% in Canada, and the remaining 41% in other countries.

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

During the Fiscal Year ended 6/30/13, management, director and officer fees in the amount of $282,842 were paid or accrued to directors and officers of the Company. At Fiscal Year end on 6/30/13, $260,925 was payable to officers of the Company relating to outstanding management fees and $27,107 was payable to an officer relating to cash advances made to the Company since 6/30/10.

Except for the related party transaction described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s preceding Fiscal Year ended 6/30/12 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Since the end of the Company's Fiscal 2013 year end, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 24 of 33

ITEM-8 : FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Preparation of Financial Statements - The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. During the course of the Company’s Fiscal Year, management prepares unaudited quarterly consolidated financial statements as at September 30, December 31, and March 31 which are filed on SEDAR with the British Columbia Securities Commission within 60 days of the quarter’s end. These same quarterly statements are filed by the Company on EDGAR as Form-6K filings.

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

Reporting Currency - Commencing for its 7/31/02 year end the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements since then on that basis. The accounts of the Company are now prepared in U.S. dollars and the Company’s Canadian operations are translated into U.S. dollars under the temporal method.

Canadian GAAP - Prior to and including the Company's Fiscal Year ended 6/30/11, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conformed in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian publicly accountable enterprises. The effective changeover date for the Company is 7/1/11, at which time Canadian GAAP ceased to apply for Continental and was replaced by IFRS. Following this timeline, the Company issued its first set of interim financial statements prepared under IFRS for the quarter ended9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/1/10. The first annual IFRS consolidated financial statements were prepared for the Fiscal year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11. Commencing from 7/1/11, the Company's financial statements were prepared in accordance with IFRS. The Company’s audited financial statements for Fiscal 2013 can be found under "Item 18 - Financial Statements" in the annual report below.

B.	SIGNIFICANT CHANGES.

Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Cease Trade Orders - Subsequent to the end of Fiscal 2013, the British Columbia Securities Commission issued the Company a cease trade order on 12/23/13 and the Alberta Securities Commission issued a cease trade order on 3/26/14. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 6/30/13 and interim unaudited statements for the quarters ended 9/30/13 and 12/31/13. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the filing by the Company of the required financial reports and revocation orders have been issued by both Commissions. The Company has cured these deficiencies with its 4/23/14 filing on SEDAR of its audited annual financial statements for Fiscal 2013 and its subsequent filing, on 2/5/14, of interim statements for quarters ended 9/30/13 and 12/31/13. On 5/5/14 the Company filed for a revocation order with the Commissions. As at the Report Date, no approval has yet been received.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 25 of 33

ITEM-9 : THE OFFER AND LISTING.

A.	OFFER AND LISTING DETAILS.

The Company's common shares trade on the OTCQB in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and the high and low trading prices during the quarter and the end quarter closing sales price for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on 3/31/14 was $0.04.

For the Period	Common Shares	US$ Dollar Sales Price
	Trading Volume	High Price	Low Price	Closing Price
Quarter Ended – 03/31/2014	2,600,489	$0.06	$0.01	$0.04
Quarter Ended - 12/31/2013	1,881,637	$0.07	$0.01	$0.05
Quarter Ended - 09/30/2013	1,798,978	$0.10	$0.02	$0.04
Quarter Ended - 06/30/2013	1,463,538	$0.14	$0.01	$0.07
Quarter Ended - 03/31/2013	705,030	$0.07	$0.01	$0.05
Quarter Ended - 12/31/2012	2,324,721	$0.05	$0.01	$0.03
Quarter Ended - 09/30/2012	1,465,300	$0.09	$0.02	$0.05
Quarter Ended - 06/30/2012	659,100	$0.17	$0.07	$0.09

B.	PLAN OF DISTRIBUTION.

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

Objects and Purposes - Neither our Notice of Articles or Articles contain a description of our objects and purposes.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 26 of 33

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

Reporting of Share Ownership -Neither our Notice of Articles or Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than ten percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form-20F of holders who own more than five percent of our issued and outstanding shares.

C.	MATERIAL CONTRACTS

TGE Agreement - On 5/7/12, the Company acquired 300,000 shares, representing a 10% stake, of Tawau Green Energy Sdn. Bhd. ("TGE") for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). During Fiscal 2013, the TGE Agreement was terminated on 5/20/13 and the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE. As at the Report Date, the TGE Agreement is no longer in force or effect.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 27 of 33

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. Pursuant to a news release dated 10/16/12, during Fiscal 2013, the Company announced that negotiations with the Indonesian government for an extension of the Bengara-II PSC's term had terminated. Consequently, as at the Report Date the Bengara-II PSC has been relinquished and allowed to expire in accordance with its term.

CBM Joint Study and Bid Group Agreement - On 5/5/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. ("CBM Asia") a Canadian CBM developer with existing CBM developments in Indonesia. Subsequent to the end of Fiscal 2012, the CBM Joint Venture agreement expired and terminated on 4/27/14 in accordance with its provisions. The exclusivity provisions of the agreement remain in effect for an additional 1 year and the confidentiality provisions for an additional 2 years.

Malaysia Joint Study and Bid Group Agreement – On 11/12/13, subsequent to the end of Fiscal 2012, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company. At the Report Date, the Malaysia Joint Study and Bid Group remains in effect.

Indonesian Bid Group Agreement – On 2/4/13, the Company announced that it had entered into a joint bid arrangement with another local industry player to present bids for new Indonesian production sharing contracts offered by Indonesian oil and gas authorities in 2013.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 28 of 33

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

Documents and agreements concerning our Company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 900-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada.

I.	SUBSIDIARY INFORMATION.

As of the Report Date, we have no direct and indirectly owned subsidiaries incorporated in the United States.

ITEM-11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The provision of information called for by this Item-11 is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 29 of 33

ITEM-12 : DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-12 is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 30 of 33

PART - II

ITEM-13 : DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The provision of information called for by this Item-13 is not applicable.

ITEM-14 : MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The provision of information called for by this Item-14 is not applicable.

ITEM-15 : CONTROLS AND PROCEDURES.

A.	DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at Fiscal Year ended 6/30/13 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/13.

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

Our management assessed the effectiveness of our internal control over financial reporting as of 6/30/13 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/13, based on those criteria.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 31 of 33

ITEM-16 : [RESERVED]

A.	AUDIT COMMITTEE FINANCIAL EXPERT.

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

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for Fiscal 2013, the period covered by this Annual Report.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/13 were $20,000 (2012 - $ 20,000).

Audit Related Fees - The aggregate fees billed by DMCL for professional services rendered and related to the audit of our annual financial statements for the year ended 6/30/13 including reviews of related annual regulatory filings made in British Columbia and in this Annual Report are expected to be approximately $nil (2012 - $nil).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/13 were $nil (2012 - $nil).

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

During the most recently completed Fiscal Year ended 6/30/13 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The provision of information called for by this Item-16.F is not applicable. There have been no changes to our certifying accountant during the past two most recent Fiscal Years.

G.	CORPORATE GOVERNANCE.

Our Company’s securities are quoted on the OTCQB and are not listed on a national securities exchange. This Annual Report is for our Fiscal Year ended 6/30/13. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 32 of 33

PART - III

ITEM-17 : FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM-18 : FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2013 with this Annual Report on Form-20F in the form described in the following list and attached following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report

(1)	Financial Statement Title Page
(2)	Reports of our Auditor, DMCL, for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(3)	Consolidated Statements of Financial Position for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(4)	Consolidated Statements of Comprehensive Loss for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(5)	Consolidated Statements of Cash Flows for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(6)	Consolidated Statement of Changes in Equity for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(7)	Notes to the Consolidated Financial Statements for the past two Fiscal Years ended 6/30/13 and 6/30/12.
(8)	Unaudited Consolidated Financial Statements and Management Discussion and Analysis for the first nine months of Fiscal 2014 and period ended 3/31/14.

ITEM-19 : EXHIBITS.

Exhibit	Description
01.1	(1) Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2) Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO.
99.1	(3) Audit Committee Charter
99.2	(4) Compensation Committee Charter

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

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

By: Richard L. McAdoo, Director & CEO
Report Date: May 13, 2014

Continental Energy Corporation - Form-20F Annual Report for FYE 2013	Page 33 of 33

2013 FORM - 20F EXHIBIT - 11.1

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Last Revised and Restated on May 13, 2014

The Chief Executive Officer, Chief Financial Officer and Controller (collectively, the "Senior Financial Officers") of Continental Energy Corporation (the "Company") must adhere to this Code of Ethics for Senior Officers, in addition to all other applicable Company policies. This Code of Ethics shall constitute the Company's code of ethics for senior financial officers, as required by Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

1. PRINCIPLES GOVERNING PROFESSIONAL AND ETHICAL CONDUCT

It is the policy of the Company that its Senior Financial Officers will adhere to, advocate for, and promote professional and ethical conduct; honesty and integrity, and accountability for adherence to this code.

2. CONFLICTS OF INTEREST

The Senior Financial Officers must promote a culture of honesty and integrity throughout the Company and avoid conflicts of interest with the Company. The Senior Financial Officers should avoid actual or apparent conflicts of interest between personal and professional relationships. Any situation, transaction or relationship that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Audit Committee.

3. FINANCIAL REPORTING AND DISCLOSURE

Senior Financial Officers shall seek to promote fair, accurate, timely, and understandable disclosure in the reports and documents the company files with or submits to the SEC. The Company seeks to provide disclosure to the investment community that is not only in conformity with applicable rules of the SEC, but that also fairly presents to the investors the financial condition and results of operations of the Company. Senior Financial Officers shall seek to promote ethical behavior by other Company officers and employees involved in financial reporting.

4. COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

It is the policy of the Company to comply with all applicable laws, rules and regulations of federal, state and local governments and other regulatory agencies that affect the conduct of the Company's business and financial reporting. The Senior Financial Officers are expected to be familiar with the legal and regulatory requirements applicable to their business responsibilities and to fulfill their duties in accordance with these laws, rules and regulations.

5. WAIVER

Waivers of this Code of Ethics may only be granted by the Company’s Audit Committee and will be disclosed in accordance with applicable securities laws.

6. CODE COMPLIANCE AND VIOLATIONS

Compliance with this Code of Ethics is mandatory. Each Senior Financial Officer shall promptly report any information he or she may have concerning evidence of any material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company, or any of its agents, and any violation of this Code of Ethics to the Company’s Audit Committee. The Audit Committee may determine, or designate appropriate persons to determine, appropriate disciplinary action, up to and including termination of employment, in the event of any such violation.

The undersigned incumbent Senior Financial Officers have read the foregoing and certify their compliance with this Code of Ethics.

<Signed>	<Signed>
Richard L. McAdoo	Robert V. Rudman
CEO	CFO

2013 FORM - 20F EXHIBIT - 12.1

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.1 in the form required as Certificates by the Company's CFO.

CFO CERTIFICATE

I, Robert V. Rudman, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”);

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15( e)) for the Company and have:

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

Dated: May 13, 2014

<Signed>

Robert V. Rudman
CFO

2013 FORM - 20F        EXHIBIT - 12.2

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.2 in the form required as Certificates by the Company's CEO.

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”);

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

Dated: May 13, 2014

<Signed>

Richard L. McAdoo
CEO

2013 FORM - 20F        EXHIBIT - 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form-20F for fiscal year ended June 30, 2013 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 13, 2014

<Signed>

Richard L. McAdoo
CEO

2013 FORM - 20F        EXHIBIT - 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form-20F for fiscal year ended June 30, 2013 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Robert V. Rudman, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 13, 2014

<Signed>

Robert V. Rudman
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

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2013

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation;

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast significant doubt about Continental Energy Corporation’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 22, 2014

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Financial Position
Expressed in U.S. Dollars

		30 June	30 June
		2013	2012
ASSETS		$	$
Current
Cash		21,999	152,971
Receivables		2,333	2,391
Prepaid expenses and deposits		517	13,600

		24,849	168,962
Non-current assets
Investments	7	862,375	114,769
Exploration and evaluation asset	7	-	1
Equipment	8	9,403	14,412

		896,627	298,144

LIABILITIES
Current
Accounts payable and accrued liabilities	11	431,263	149,206
Loan payable to related party	11	27,107	27,926
Convertible debt	9	311,171	269,645
		769,541	446,777

EQUITY DEFICIENCY
Share capital	10	16,100,792	15,142,030
Conversion option reserve	10	10,966	8,966
Share based payment reserve	10	9,353,635	9,268,928
Deficit		(25,286,872)	(24,568,557)

Equity deficiency attributable to owners of the parent		178,521	(148,633)
Deficiency attributable to non-controlling interest	7	(51,435)	-
		127,086	(148,633)

		896,627	298,144

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 14)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo” , Director

“Robert V. Rudman” , Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Expenses
Consulting fees	11	120,000	118,000
Depreciation	8	9,565	9,565
Financing fees – warrants	10	-	160,994
Interest and bank charges	9	66,055	65,109
Investor relations		2,181	41,915
Management fees, salaries and wages	11	160,342	172,184
Office expenses		31,332	39,644
Professional fees		104,690	86,471
Rent, office maintenance and utilities		36,226	35,966
Share-based payment expense	10	52,250	692,182
Transfer agent		20,394	25,612
Travel and accommodation		36,185	53,724

Loss before the undernoted		(639,220)	(1,501,366)

Other income (expenses)
Interest income		3	19
Foreign exchange gain		3,472	5,288
Gain on dissolution of subsidiary		-	17,829
Equity income from investment in associate	7	37,143	-
Loss on settlement of debt	10	-	(368,000)
Gain on sale of equipment	8	13,257	-
Write-off of investments	7	(114,769)	-
Write-off of exploration and evaluation assets	7	(1)	(329)

Loss and Comprehensive Loss for the Year		(700,115)	(1,846,559)

Net loss and comprehensive loss for the year attributable to:
Owners of the parent		(718,315)	(1,846,559)
Non-controlling interest		18,200	-

		(700,115)	(1,846,559)

Loss Per Share – Basic and Diluted		(0.01)	(0.02)

Weighted Average Number of Shares Outstanding		101,946,545	81,085,997

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in U.S. Dollars

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
Cash Resources Provided By (Used In)	$	$
Operating Activities
Loss for the year	(700,115)	(1,846,559)
Items not affecting cash
Depreciation	9,565	9,565
Financing fees – warrants	-	160,994
Gain on sale of equipment	(13,257)	-
Interest on convertible debt	60,245	47,380
Interest on related party loan	733	-
Equity income from investment in associate	(37,143)	-
Loss on settlement of debt	-	368,000
Share-based payment expense	52,250	692,182
Write-off of exploration and evaluation asset	1	329
Write-off of investments	114,769	-
Changes in non-cash working capital
Receivables	60	(8)
Prepaid expenses and deposits	13,083	(7,500)
Accounts payable and accrued liabilities	310,345	(52,758)
	(189,464)	(628,375)
Investing Activities
Purchase of equipment	(5,243)	(5,405)
Sale of equipment	13,943	-
Cash on dissolution of subsidiary	-	(4,749)
Cash acquired through investment	6,844	-
Investment in TGE	-	(114,768)
Exploration and evaluation expenditures	-	(329)
	15,544	(125,251)

Financing Activities
Shares issued - cash	44,500	750,000
Proceeds from (repayment of) related party loan	(1,552)	(80,830)
Repayment of notes payable	-	(30,000)
Convertible promissory note	-	250,000
	42,948	889,170

Change in Cash	(130,972)	135,544
Cash Position – Beginning of Year	152,971	17,427
Cash Position – End of Year	21,999	152,971

Non-cash financing activities:
Shares issued - acquisition of investment	900,000	-
Shares issued - settlement of debt	30,000	870,000

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Changes in Equity Deficiency
Expressed in U.S. Dollars

		Share Capital
		Common Shares
				Share Based	Conversion		Non-
				Payment	Option		controlling
			Amount	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	$	$	$	$	$	$
Balance – 1 June 2011		72,390,381	13,522,030	8,396,983	-	(22,721,998)	-	(802,985)
Issuance of shares for:							-
Private placement	10	15,000,000	750,000	-	-	-	-	750,000
Debt settlement	10	12,150,000	870,000	-	-	-	-	870,000
Convertible debt issuance cost	9	-	-	12,975	-	-	-	12,975
Financing fees – warrants	10	-	-	160,994	-	-	-	160,994
Equity component of convertible debt	9	-	-	5,794	8,966	-	-	14,760
Share-based payments	10	-	-	692,182	-	-	-	692,182
Loss for the year		-	-	-	-	(1,846,559)	-	(1,846,559)
Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	-	(148,633)
Issuance of shares for:
Private placements - cash	10	1,775,000	34,272	10,228	-	-	-	44,500
Private placement – debt settlement	10	1,500,000	24,490	5,510	-	-	-	30,000
Investment in Visionaire Energy AS	7	20,000,000	900,000	-	-	-	(69,635)	830,365
Convertible debt amendments	9	-	-	16,719	2,000	-	-	18,719
Share-based payments	10	-	-	52,250	-	-	-	52,250
Loss for the year		-	-	-	-	(718,315)	18,200	(700,115)
Balance – 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	(25,286,872)	(51,435)	127,086

- See Accompanying Notes

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The consolidated financial statements of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTCQB.

The Company's core business is oil and gas exploration via acquisition, exploration and development of oil and gas properties and related investments. The Company has recently expanded its business into the oil and gas offshore service industry by acquiring an interest in a private Norwegian holding company that owns minority interests in two oil and gas service and support businesses.

The Company is an exploration stage company and has no properties that are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas properties as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of potential oil and gas properties. Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

2.	Basis of Preparation

a)	Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies presented in Note 3 were consistently applied to all periods presented and are based on IFRS issued and outstanding as of April 22, 2014, the date the Board of Directors approved the financial statements.

b)	Basis of Consolidation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Visionaire Energy AS (“Visionaire”), which was acquired during the year ended 30 June 2013 (Note 7).

3.	Summary of Significant Accounting Policies

The significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if it affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)	Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

comprehensive loss for the year. When the Company determines it necessary to modify the terms of the options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

ii)	Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant if the warrants were originally issued as compensation. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

Critical Judgments

i)	Promissory notes payable:

The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument without the conversion feature. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 9).

ii)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of consolidated financial position as at 30 June 2013.

b)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the parent Company is the U.S. dollar and the functional

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

currency of the Company’s subsidiary is the Norwegian Krone. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

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

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In the years when the Company reports a loss, the effect would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

d)	Share Based Payments

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

e)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issuance of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

  the fair value of common shares is based on the closing market price on the date the units are issued; and

  the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in the share based payment reserve.

f)	Exploration and Evaluation Assets

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

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, or (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of oil and gas resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to the oil and gas property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

g)	Decommissioning Liabilities

The Company provides for the costs of decommissioning associated with long-lived assets, including the abandonment of oil and natural gas wells, related facilities, compressors, gas plants, removal of equipment from leased acreage and returning such land in a condition as it is contractually obligated. The best estimate of decommissioning liabilities is recorded in the period a well or related asset is drilled and evaluated, constructed or acquired. The decommissioning liabilities is measured in the consolidated statement of financial position at the fair value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. A corresponding amount is capitalized as part of property, plant and equipment. Any further adjustment arising from a reassessment of estimated cost of the decommissioning liabilities also has a corresponding amount capitalized, whilst the charge arising from the accretion of the discount applied to the decommissioning liabilities is treated as a component of finance costs in the consolidated statement of loss and comprehensive loss.

Management has not identified any legal or expected decommissioning liability as at 30 June 2013.

h)	Equipment

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives, for the following classes of assets:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field equipment – 50% declining balance basis.

i)	Financial Instruments

Financial assets and liabilities

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

The Company has no financial assets classified as FVTPL.

(ii) AFS financial assets

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

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

The Company has no financial assets classified as AFS.

(iii) HTM financial assets

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. After initial recognition, the Company measures the assets at their fair value. The Company assesses its intention and ability to hold its held-to-maturity investments to maturity not only when those financial assets are initially recognised, but also at the end of each subsequent reporting period. The Company has no HTM financial assets.

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

The Company has classified receivables and cash as loans and receivables.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

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

The Company has classified accounts payable and accrued liabilities, loan payable to related party, and convertible debt as other financial liabilities.

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

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of comprehensive loss. This amount represents the

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

cumulative loss in accumulated other comprehensive income that is reclassified to the statement of comprehensive loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified.

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

k)	Compound Financial Instruments

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

l)	Income Taxes

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

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 7 Financial Instruments – Disclosure (“IFRS 7”) was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company is currently evaluating the impact of this standard.

b)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

and interest. Otherwise it is at fair value through profit or loss. The standard has no mandatory effective date. The Company is currently evaluating the impact of this standard.

c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 will superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The standards are effective for annual periods beginning on or after 1 January 2013.

d)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The standards are effective for annual periods beginning on or after 1 January 2013.

e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standards are effective for annual periods beginning on or after 1 January 2013.

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company does not have any items that impact OCI and therefore the revisions to IAS 1 did not have any impact on the financial statements of the Company.

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest any excess cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2013.

6.	Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and other foreign currencies. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

30 June 2013	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	$46	$2,333	$(136,030)
Indonesian Rupiah	22	-	-
Norwegian Kroner	6,844	-	(1,711)

30 June 2012	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	$-	$2,436	$(27,450)
Indonesian Rupiah	292	-	-

At 30 June 2013, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $12,850.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2013, the Company had a cash balance of $21,999 (30 June 2012 - $152,971) which is not sufficient to settle current liabilities of $769,541 (30 June 2012 - $446,777). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk is the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

7.	Investments

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”)

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2, a special purpose company incorporated in the British Virgin Islands, which operates and owns a 100% interest in the Bengara-II property, an oil and gas production sharing contract (“PSC”) in Indonesia.

On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to Kunlun Energy Company Limited (“Kunlun”), formerly known as CNPC (Hong Kong) Limited and an obligation by Kunlun to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% interest of CGB2. Kunlun, acting in its capacity as operator of the Bengara-II property, terminated negotiations with the Indonesian government for an extension of the PSC’s term, during the year ended 30 June 2012. Consequently, the PSC was relinquished and allowed to expire in accordance with its terms. The Company’s interest previously recorded at $1 as at 30 June 2012, was written off during the year ended 30 June 2013.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Tawau Green Energy Sdn. Bhd (“TGE”)

On 7 May 2012, the Company entered into an option agreement and acquired 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 7 May 2013. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller. By 7 May 2013, the Company had invested a total of $114,769 in TGE. On 20 May 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Visionaire Energy AS

On 4 June 2013, the Company acquired a 51% of the shares of in Visionaire, a privately held Norwegian holding company by issuing 20 million of its common shares with a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts were consolidated and a non-controlling interest was recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both investments and both are accounted for using the equity method.

The allocation of the purchase price is as follows:

June 4, 2013
Fair value of the shares issued	$900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Value of investment on acquisition	825,232

The movement in the investment is as follows:

June 30, 2013
Valued of investment on acquisition	$825,232
Equity income from associated	37,143
862,375

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

8.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance, 30 June 2011	38,774	88,325	29,921	157,020
Additions for the year	-	2,821	2,584	5,405
Balance, 30 June 2012	38,774	91,146	32,505	162,425
Additions	-	5,243	-	5,243
Disposals	(2,955)	-	-	(2,955)
Balance, 30 June 2013	35,819	96,389	32,505	164,713

Accumulated Depreciation
Balance, 30 June 2011	34,148	77,790	26,510	138,448
Depreciation	2,313	5,439	1,813	9,565
Balance, June 2012	36,461	83,229	28,323	148,013
Depreciation on disposed assets	(2,268)	-	-	(2,268)
Depreciation	1,070	6,404	2,091	9,565
Balance, 30 June 2013	35,263	89,633	30,414	155,310

Net book value
Balance, 30 June 2012	2,313	7,917	4,182	14,412
Balance, 30 June 2013	556	6,756	2,091	9,403

During the year ended 30 June 2013, the Company sold assets with a net book value of $687 (30 June 2012 - $nil) for total proceeds of $13,943 resulting in a gain on sale of equipment of $13,257 (30 June 2012 - $nil).

9.	Convertible Debt

Total
$

Balance, 30 June 2011	-
Principal	250,000
Transaction cost	(12,975)
Equity component – convertible option	(8,966)
Equity component – additional consideration warrants	(5,794)
Interest	47,380
Balance, 30 June 2012	269,645
Interest	60,245
Conversion option - amendments	(2,000)
Additional consideration warrants - amendment	(16,719)
Balance, 30 June 2013	311,171

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note originally accumulated interest at a rate of 10% per annum or at 15% per annum on default of payment, with maturity date of 22 September 2012. The promissory note principal is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 10) to the note holder, exercisable at $0.12 per share up to 22 September 2013.

On 21 November 2012, the Company reached an agreement with the note holder, increasing the interest rate retroactively to 18%, extending the maturity of the note and the conversion option to 21 March 2013 and reducing the conversion price from $0.08 to $0.05 per share. The promissory note principal is now convertible, at the election of the holder, at any time during its term into 5,000,000 common shares of the Company. The conversion option amendment resulted in an incremental fair value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder, extending the maturity date of the promissory note and conversion option to 21 September 2013, extending the term of the additional consideration warrants to 21 March 2015 and reducing the exercise price of the additional consideration warrants to $0.08. The conversion feature amendment resulted in an incremental fair value of $1,000. The additional consideration warrant amendment resulted in an incremental fair value of $16,719.

Subsequent to year end, the Company reached an agreement with the note holder, extending the maturity of the promissory note and conversion option to 30 April 2014 (Note14).

The incremental fair value of the conversion feature and the additional consideration warrants were calculated using the Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	0.34 – 1.83	1.83

On 21 September 2011, the fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $14,760, net of transaction costs of $808, represents the value of the equity components included in shareholder’s equity as reserves. The transaction costs were allocated to the liability and equity components based on the value attributed to each component. The fair value of the 1,562,500 warrants granted as additional consideration and the fair value of the conversion option were calculated using Black-Scholes option pricing model with the following assumptions:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Also in conjunction with the convertible promissory note, the Company issued 250,000 finders’ warrants to an arms-length third party on 21 September 2011, exercisable at a price of $0.12 per share up to 21 September 2013. A fair value of $12,975 was recorded to the liability during the year ended 30 June 2012, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

10.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

Year end 30 June 2013

On 7 January 2013, the Company completed a private placement of 2,975,000 units with a purchase price of $0.02 per unit. 1,500,000 of the units, valued at $30,000, were issued to officers of the Company to extinguish debt of $30,000. The remaining proceeds of $29,500 were received in cash. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of two years and an exercise price of $0.05 per share. The Company allocated $48,572 to common shares and $10,928 to the share purchase warrants based on management’s estimate of relative fair values.

On 4 June 2013, the Company issued 20,000,000 shares of its common stock (Note 7) with a fair value of $900,000, in exchange for a 51% interest of the authorized and outstanding shares of Visionaire.

On 28 June 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $10,190 to common shares and $4,810 to the share purchase warrants based on management’s estimate of relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Year end 30 June 2012

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The fair value of the shares was $805,000, resulting in a loss on settlement of debt of $345,000 during the year ended 30 June 2012.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The fair value of the shares was $65,000, resulting in a loss on settlement of debt of $23,000 during the year ended 30 June 2012.

Stock options

The Company has established a share purchase option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares.

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$
Outstanding – 30 June 2011	9,000,000	0.07
Granted	8,000,000	0.05
Expired	(660,000)	0.07
Outstanding - 30 June 2012	16,340,000	0.06
Granted	7,800,000	0.05
Expired	(8,340,000)	0.07
Outstanding and exercisable - 30 June 2013	15,800,000	0.05

b)	Fair value of options

On 4 January 2013, a total of 7,800,000 stock options were granted to directors, officers and consultants of the Company, with an exercise price of $0.05 and a term expiring on 31 December 2015. The fair value of these stock options is $52,250, which was charged to the statement of comprehensive loss as share based payments expense during the year ended 30 June 2013.

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The fair value of these

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

stock options is $466,028, which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435 which was charged to the share-based payment expense during the year ended 30 June 2012.

The fair value of options granted and amended were estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	218-244%
Risk-free interest rate	0.27%	0.11-0.41%
Expected life of options (years)	2.99	1.28-3.08

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 June 2013 is as follows:

Options	Options	Exercise
Outstanding	Exercisable	Price	Expiry date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015
15,800,000	15,800,000

The options outstanding at 30 June 2013 had a weighted average remaining contractual life of 2.12 years.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Warrants

a)	Movements in warrants during the year:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Outstanding – 30 June 2011	17,968,000	0.15
Issued	4,162,500	0.12
Expired	(1,000,000)	0.07
Cancelled	(350,000)	0.09
Outstanding – 30 June 2012	20,780,500	0.15
Issued	3,125,000	0.05
Expired	(12,350,000)	0.19
Warrants outstanding – 30 June 2013	11,555,500	0.06

b)	Fair value of warrants

On 28 June 2013, a total of 150,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant.

On 7 January 2013, a total of 2,975,000 share purchase warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.05 and term expiring in two years from the date of grant.

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The fair value of these share purchase warrants is $98,884 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 March 2012, a total of 350,000 share purchase warrants were granted to an investor relations consultant with an exercise price of $0.15 and a term expiring on 16 September 2012. The fair value of these share purchase warrants is $29,722 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring 30 June 2013. The fair value of these share purchase warrants is $85,113, which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 22 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13 (Note 7).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the
year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	239%
Risk-free interest rate	0.20%
Expected life of options (years)	1.4

On 17 May 2013, the terms of 3,975,000 and 250,000 outstanding share purchase warrants having an exercise price of $0.07 and $0.12 and an expiry date of 31 December 2013 and 21 September 2013 respectively were modified to have an exercise price of $0.05 and $0.08 and an expiry date of 31 December 2015 and 15 March 2015 respectively. As these warrants were originally issued to investors in a private placement, no amount of was recognized for the incremental increase in their fair value.

On 26 February 2013, the terms of 2,643,000 outstanding share purchase warrants having an exercise price of $0.10 and an expiry date of 26 February 2013 were modified to have an exercise price of $0.05 and an expiry date of 26 February 2014. As these warrants were originally issued to investors in a private placement, no amount of was recognized for the incremental increase in their fair value.

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The incremental increase in fair value of these amended share purchase warrants was $160,994, which was charged to the statement of loss and comprehensive loss as financing fees – warrants during the year ended 30 June 2012.

The fair value of warrants amended was estimated on the date of the amendment using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the
year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	233%
Risk-free interest rate	0.21%
Expected life of options (years)	2.3

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 June 2013 is as follows:

Number of	Price per
Shares	Share	Expiry Date
2,643,000	$0.05	26 February 2014
2,975,000	$0.05	7 January 2015
1,812,500	$0.08	15 March 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016

11,555,500

The warrants outstanding have a weighted average remaining contractual life of 1.71 years.

11.	Related Party Transactions

a)	Transactions with related parties and related party balances

As at 30 June 2013, $260,925 (2012 - $87,775) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 30 June 2013, there was a loan payable of $27,107 (2012 - $27,926) was payable to an officer of the Company. The note accrued interest at a rate of 10% per annum, is unsecured and is due on 21 September 2013. During the year ended 30 June 2013, interest expense in the amount of $733 (2012 - $2,218) was accrued. The Company’s total repayment amounted to $19,899 during the year ended 30 June 2013, of which $13,123 was applied against the principal balance and $6,776 was applied to interest. The related party advanced a further $18,347 to the Company under the same terms as the original promissory note.

During January 2013, the Company completed a private placement of 2,975,000 units (Note 10). A total of 1,500,000 units were issued to the officers of the Company to extinguish debt of $30,000.

b)	Compensation of key management personnel

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		270,000	247,500
Share-based payments expense	(ii) (iii)	26,796	466,028
		296,796	826,528

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

(i)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 10) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as financing fee - warrants.

(ii)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and officers of the Company with an exercise price of $0.05 and a term expiring on 31 March 2013 (Note 10). The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss as share- based payment expense during the year ended 30 June 2012.

(iii)

On 4 January 2013, a total of 4,000,000 stock options were granted to directors and officers of the Company and with and exercise price of $0.05 and a term expiring on 31 December 2015 (Note 10). The Company calculated the fair value of these stock options to be $26,795, which has been charged to the statement of comprehensive loss as share- based payment expense during the year ended 30 June 2013.

12.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 June	30 June
	2013	2012
Total Non-Current Assets	$	$

Europe	862,375	-
North America	-	114,768
Southeast Asia	9,403	14,414
	871,778	129,182

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

13.	Income Taxes

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the consolidated statement of loss and comprehensive loss as follows:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
	$	$

Loss before income taxes	(718,315)	(1,846,559)
Canadian federal and provincial income tax rates	25%	25.75%

Income tax recovery based on the above rates	(179,579)	(475,489)
Non-deductible expenses	45,746	203,826
Utilization of losses and US tax pools on dissolution of CGX	-	(371,032)
Effect of change in Canadian and foreign deferred tax rates	-	90,030
Tax effect of losses and temporary differences not recognized	133,833	552,665

Total income taxes	-	-

The Company’s unrecognized deferred tax assets are as follows:

	30 June	30 June
	2013	2012
	$	$

Non-capital losses	1,967,048	1,836,241
Capital losses	466,497	422,434
Resource properties	509,467	475,319
Capital assets	177,112	165,830
Share issue costs and other	13,756	12,028

Total unrecognized deferred tax assets	3,133,880	2,911,852

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

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

The Company has non-capital loss carry-forwards of approximately $7,868,000 that may be available for tax purposes in Canada as follows:

$

2014	467,000
2015	371,000
2026	-
2027	1,541,000
2028	1,389,000
2029	1,483,000
2030	860,000
2031	596,000
2032	619,000
2033	542,000

7,868,000

14.	Subsequent Events

a)

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

b)

On October 1, 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

c)

On 4 October 2013, the Company and the holder of the convertible promissory note (Note 9) reached an agreement to extend the maturity date of the promissory note to 15 November 2013 and on 12 December 2013, the Company and the Holder agreed to amend the note by extending the maturity date to 31 January 2014, and to reduce the exercise price of the warrants from $0.08 to $0.05.

d)

On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

e)

On 7 November 2013 entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing contracts offered in Malaysia by PETRONAS, the national oil company.

f)

On 7 November 2013, the Company issued a promissory note for proceeds of $100,000. The promissory note accrued interest at 8% per annum with maturity date of 15 May 2014. The promissory note was paid in its entirety on 14 March 2014.

g)	As a result of late filing, the British Columbia Securities Commission issued a cease trade order on 23 December 2013 and the Alberta Securities Commission issued a cease trade order on 26

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

March 2014 that prohibited the trading of the Company’s securities in Canada until the required financial reports have been filed and revocation orders have been issued.

h)

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan, The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

h)

On 31 March 2014, the Company and the hold of the convertible promissory note (Note 9) reached an agreement to extend the maturity date of the promissory note to 30 April 2014 and extended the terms of the warrants to 31 December 2015.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year EndedJune 30, 2013

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of April 22, 2014 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) audited consolidated financial statements for the year ended June 30, 2013 and the Company’s MD&A filings for the first three quarters ended March 31, 2013. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continentalis an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Southeast Asia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in the region and geological conditions are favorable for hydrocarbon accumulation.Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

During the fourth fiscal quarter ended June 30, 2013, the Company expanded its business into the oil and gas offshore service industry by acquiring a controlling interest in a private Norwegian holding company that owns minority interests in two oil and gas service and support businesses.

HIGHLIGHTS OF THE FOURTH QUARTER

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended June 30, 2013 are summarized below:

Tawau Green Energy Sdn. Bhd (“TGE”)

On May 7, 2012, the Company entered into an option agreement and acquired 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, May 7, 2013. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall. By May 7, 2013, the Company had invested a total of $114,769 in TGE. On May 20, 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Convertible Note

On May 21, 2013, the Company and the holder agreed (1) to amend the Convertible Note by extending the Maturity Date to September 21, 2013, (2) to extend the term of the Warrants to March 21, 2015, and (3) to reduce the exercise price of the Warrants to Eight Cents ($0.08).

Acquisition of Visionaire Energy

On June 4, 2013, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“Visionaire”), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with the shareholders of Visionaire. The Company issued 20 million of its common shares, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire. The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). The shareholders, principals and management of Visionaire also hold senior management positions in VTT and RADA.

Appointment of New Director
On June 17, 2013, Johnny Christiansen joined the Company’s Board of Directors. Mr. Christiansen is the Founder and CEO of Visionaire Invest AS, a Norwegian investment company which owns a 49% stake in Visionaire Energy AS, of which he is also Chairman.

Visionaire’s New Board of Directors
On June 18, 2013, the Company’s CEO, Richard L. McAdoo and its CFO, Robert V. Rudman both joined the Board of Directors of Visionaire Energy AS. Current directors include Johnny Christiansen and Per Arne Lislien.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues –A total of 150,000 share purchase warrants were granted pursuant to a June 2013 private placementwith an exercise price of $0.10 and a term expiring in three years from date of grant.

Expiry–A total of 1,350,000 share purchase warrants expired on June 30, 2013.

Amendments – The terms of 3,975,000 and 1,812,500 outstanding share purchase warrants having exercise prices of $0.07 and $0.12 and expiry date of December 31, 2013 and September 21, 2013 respectively, were modified to have an exercise price of $0.05 and $0.08 and expiry dates of December 31, 2015 and March 15, 2015 respectively.

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

Shares Issues
During the Past Quarter, 20,300,000 new shares were issued.

Pursuant to a share swap agreement dated June 4, 2013, the Company issued a total of 20 million new common shares representing 16.7% of the total outstanding shares to Visionaire Invest AS, a privately held Norwegian corporation in exchange for 1,530 shares of Visionaire Energy AS representing a 51% equity ownership. The remaining 49% interest continues to be held by Visionaire Invest AS. The principal assets of Visionaire Energy AS are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway.

On June 28, 2013, a private placement was completed for 300,000 units for total proceeds of $15,000.Each unit consists of one common share of the Company and one-half share purchase warrant, with an exercise price of $0.10 per share and a term expiring in three years from the date of the grant.

SHAREHOLDING

As of June 30, 2013, the Company had 122,815,381 common shares issued and outstanding.
As of June 30, 2013, the Company had 15,800,000 unexercised stock options issued and outstanding.
As of June 30, 2013, the Company had 11,555,500 unexercised warrants issued and outstanding.
As of June 30, 2013, the Company had Nilpreferred shares issued and outstanding.
As of June 30, 2013, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

Joint Venture in Malaysia

On November 7, 2013, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Results of Bengara-II Contract Bid Reported

On December 23, 2013, the Company announced that the bid it had submitted in February 2013 for a new Indonesian production sharing contract (PSC) for the Bengara-II Block was not successful. The Company's bid group was one of seven unsuccessful bidders. Indonesian oil and gas regulator, MIGAS, announced the winning bidder for the Bengara-II Block was PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totalling US$ 51,750,000 which included drilling four exploration wells and conducting 2D and 3D seismic, to be carried out during the first three PSC contract years. Additionally, the winner bid a cash signature bonus of US$ 2,500,000.

Convertible Promissory Note

On October 4, 2013, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to November 15, 2013 and on December 12, 2013, the parties further agreed (1) to amend the note by extending the maturity date to January 31, 2014, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05.On March 29, 2014, the parties further agreed to amend the note by extending the maturity date to April 30, 2014 and by extending the term of the warrants to December 31, 2015.

Promissory Note

On November 7, 2013, the Company issued a promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of May 15, 2014 but was repaid in its entirety on March 14, 2014.

Private Placement

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant.

On October 23, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant.

On March 3, 2014, pursuant to a private placement agreement, the Company received proceeds of $750,000 for 15,000,000 common shares of the Company at $0.05 per common share. The Company is currently under cease trade orders of the British Columbia and Alberta Securities Commissions for failure to file its June 30, 2013 annual audited financial statements and subsequent quarterly financial statements. Closing of the private placement may occur only upon the cease trade order being rescinded. Until the Companyhas filed its past due financial statements and such time as the common shares can be issued, the Company has agreed with the subscriber that the $750,000 is considered an interest free loan to the Company.

Share Purchase Warrants Activity

Exercises - No outstanding share purchase warrants were exercised.

New Issues – During the period, a total of 2,550,000 new warrants were issued.

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant. The 250,000 warrants have a term of three years and an exercise price of $0.10 per common share.

On October 1, 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

On October 21, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

Expiry–No share purchase warrants expired during this period.

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

Shares Issues

The Company issued 800,000 new common shares pursuant to a June and October private placementas described above.

SHAREHOLDING

As of this Report Date, the Company had 123,615,381 common shares issued and outstanding.
As of this Report Date, the Company had 15,800,000 unexercised stock options issued and outstanding.
As of this Report Date, the Company had 14,105,500 unexercised warrants issued and outstanding.
As of this Report Date, the Company had Nilpreferred shares issued and outstanding.
As of this Report Date, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarterand Fiscal Year Ended June 30, 2013

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013.

  Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended June 30, 2013, 2012 and 2011. The Company’s annual consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

	2013	2012	2011
	$	$	$
Sales	Nil	Nil	Nil
Income (Loss) for the Year	(700,115)	(1,846,559)	(1,893,765)
Income (Loss) per Share – Basic	(0.01)	(0.02)	(0.03)
Income (Loss) per Share – Diluted	(0.01)	(0.02)	(0.03)
Total Assets	896,627	298,144	44,484
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. Theseunaudited interimfinancial statements are prepared in accordance with accounting policies consistent with IFRS.

		Income (loss)	Basic and Diluted
		from Continued	Income (Loss) per
		Operations and	Share from Continued
		Net Income	Operations and Net
	Revenues	(loss)	Income (loss)
Period	$	$	$
4th Quarter 2013	Nil	47,508	0.00
3rd Quarter 2013	Nil	(446,450)	(0.01)
2nd Quarter 2013	Nil	(144,702)	(0.00)
1st Quarter 2013	Nil	(156,471)	(0.00)
4th Quarter 2012	Nil	(208,463)	(0.00)
3rd Quarter 2012	Nil	(1,198,449)	(0.01)
2nd Quarter 2012	Nil	(127,534)	(0.00)
1st Quarter 2012	Nil	(312,113)	(0.00)

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

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets and its investments. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties and investments for any indications of impairment.

Non-cash costs such as share based payments expense and financing feesalso affect the size of the Company’s quarterly income (loss).

The activities of the Company’s associates, VTT and RADA, also cause quarterly variances in the Company’s operations.

  Operations

Year ended June 30, 2013

Overall, the Company had a loss from operations during the year ended June 30, 2013 of $700,115 compared to $1,846,559 in the year ended June 30, 2012, a decrease in loss of $1,146,444. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

General and administrative expenses decreased by $862,146 from $1,501,366 to $639,220 for the years ended June 30, 2012 and 2013, respectively. The decrease is primarily attributable tothe lower share-based payments expense of $52,250 compared to $692,182 in 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in 2012 and only $2,181 in 2013.

The overall loss was also higher in 2012 as a result of the Company’s issuance of shares in settlement of its accounts payable. This resulted in an additional loss of $368,000 during the year ended June 30, 2012. During the year ended June 30, 2013, the Company returned the 300,000 common shares of Tawau Green Energy Sdn. Bhd (“TGE”) acquired in fiscal 2012. The cost of such investment in TGE of $114,769 was written off during fiscal 2013. During the year ended June 30, 2013, the Company also recorded income of $37,143 as a result of equity accounting for its investments in VTT and RADA.

All other costs remained consistent with the year ended June 30, 2012.

Three month period ended June 30, 2013

Overall, the Company had income from operations during the three month period ended June 30, 2013 of $47,508 (“Current Quarter”) compared to a loss of $208,463 in the three month period ended June 30, 2012 (“Comparative Quarter”), an increase in overall income or decrease in loss of $255,971. The Company had basic and diluted income per share of $0.00 in 2013 compared to a loss per share of$0.00 in 2012.

The decrease in loss or an increase in income is primarily attributable to the change in the Company’s estimate related to share-based payments expense and finance fees – warrants during the Current Quarter. The Company revised its estimate for the fair value of the share-based payments expense from $152,880 to $52,250 and for financing fees – warrants from $154,352 to $nil in the Current Quarter. These revisions in estimates resulted in income of $254,982 compared to net expense of $26,157 resulting in overall additional income of $281,139. The Company also recorded income in the Current Quarter of $37,143 as a result of equity accounting for its investments in VTT and RADA.

The Company returned 300,000 common shares of TGE in its possession during the three months ended June 30, 2013, resulting in a write-off of such investment balance of $114,769 during the Current Quarter, offsetting the above income.

Most other costs remained consistent between the Current Quarter and the Comparative Quarter.

Liquidity

As at June 30, 2013, the Company’s consolidated financial statements reflect a working capital deficit of $744,691. As at June 30, 2012, the Company’s consolidated financial statements reflected a working capital deficit of $277,815.

Cash used in operating activities during the year ended June 30, 2013 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended June 30, 2012. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

Financing activities provided $42,948 primarily from the proceeds of a private placement.In the prior comparative period, a $750,000 private placement and a $250,000 convertible promissory noteprovided the funding for financing activities. The repayment of loans to related parties and certain promissory notes reduced the net proceeds to $889,170.

Capital Resources

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

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

With a working capital deficit of $744,691 as at June 30, 2013and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

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

Segment Information

The Company’s business consists of two reportable segments, namely an investment in a Norwegian holding company involved in the oil and gas offshore service industry and a Jakarta, Indonesia based oil and gas exploration and evaluation operating business. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 June	30 June
	2013	2012
Total Non-Current Assets	$	$

Europe	862,375	-
North America	-	114,768
Southeast Asia	9,403	14,414
	871,778	129,182

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2013.

Related Party Transactions

Details of the transactions and balances between the Company and its related parties are disclosed below.

a)	Transactions with related parties

As at June 30, 2013, $260,925 (2012 - $87,775) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at June 30, 2013, there was a loan payable of $27,107 (2012 - $27,926) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and is due on September 21, 2013. During the year ended June 30, 2013, interest expense in the amount of $733 (2012 - $2,218) was accrued. The Company’s total repayment amounted to $19,899 during the year ended June 30, 2013, of which $13,123 was applied against the principal balance and $6,776 was applied to interest. The related party advanced a further $18,347 to the Company under the same terms as the original promissory note.

During January 2013, the Company completed a private placement of 2,975,000 units with each unit priced at $0.05 and consisting of one common share and one warrant. A total of 1,500,000 units were issued to the officers of the Company to extinguish debt of $30,000.

b)	Compensation of key management personnel

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		270,000	247,500
Share-based payments expense	(ii) (iii)	26,796	466,028
		296,796	826,528

(i)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as financing fee - warrants.

(ii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and officers of the Company with an exercise price of $0.05 and a term expiring on March 31, 2013. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended 30 June 2012.

(iii)

On January 4, 2013, a total of 4,000,000 stock options were granted to directors and officers of the Company and with an exercise price of $0.05 and a term expiring on December 31, 2015. The Company calculated the fair value of these stock options to be $26,795, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended June 30, 2013.

Investor Relations, Publicity and Promotion
No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s audited consolidated financial statements for the period endedJune 30, 2013. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if it affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)	Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of the options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

ii)	Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant, if the warrants were originally issued as compensation.

The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

Critical Judgments

i)	Promissory notes payable:

The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds is allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature. A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

ii)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of consolidated financial position as at June 30, 2013.

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

Accounting Policies – Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 7 Financial Instruments – Disclosure (“IFRS 7”) was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company is currently evaluating the impact of this standard.

b)

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

The standard has no mandatory effective date. The Company is currently evaluating the impact of this standard.

c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 will superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s consolidation status.

d)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company.

e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s financial statements.

f)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently evaluating the impact of this standard.

g)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company does not have any items that impact OCI and therefore the revisions to IAS 1 did not have any impact on the financial statements of the Company.

Financial Instruments

Categories of financial instruments

	June 30,	June 30,
	2013	2012
	$	$
Financial assets
Loans and receivables
Cash	21,999	152,971
Investments	-	114,769
Receivables	2,333	2,391

	24,332	270,131

	June 30	June 30,
	2013	2012
	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	431,263	149,206
Loan payable to related party	27,107	27,926
Convertible debt	311,171	269,645

	769,541	446,777

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2013	Cash	Receivables	liabilities
Canadian dollars	$46	$2,333	$(136,030)
Indonesian Rupiah	22	-	-
Norwegian Kroner	6,844	-	(1,711)

			Accounts
			payable and
			accrued
30 June 2012	Cash	Receivables	liabilities
Canadian dollars	$-	$2,436	$(27,450)
Indonesian Rupiah	292	-	-

At June 30, 2013, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $12,850.

b)	Credit risk

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at June 30, 2013, the Company had a cash balance of $21,999 (June 30, 2012 -$152,971) which is not sufficient to settle current liabilities of $769,541 (June 30, 2012 - $446,777). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk is the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

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

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended June 30, 2013.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s statement of loss and comprehensive loss contained in its consolidated financial statements for the year ended June 30, 2013.

Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the year ended June 30, 2013 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

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

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management'sexpectations or beliefs regarding future events and include, but are not limited to, statements with respectto the estimation of reserves and resources, the realization of reserve estimates, thetiming and amount of estimated future production, costs of production, capital expenditures, success ofoil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, titledisputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements canbe identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget","scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", orvariations of such words and phrases or statements that certain actions, events or results "may", "could","would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms orcomparable terminology. By their very nature forward-looking statements involve known and unknownrisks, uncertainties and other factors which may cause the actual results, performance or achievements ofthe Company to be materially different from any future results, performance or achievements expressedor implied by the forward-looking statements. Such factors include, among others, risks related to actualresults of current exploration activities; changes in project parameters as plans continue to be refined;future prices of resources; possible variations in resource reserves; accidents, labourdisputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financingor in the completion of development or construction activities; as well as those factors detailed from timeto time in the Company's interim and annual financial statements which are filed and available for reviewon SEDAR at www.sedar.com. Although the Company has attempted to identify important factors thatcould cause actual actions, events or results to differ materially from those described in forward-lookingstatements, there may be other factors that cause actions, events or results not to be as anticipated,estimated or intended. There can be no assurance that forward-looking statements will prove to beaccurate, as actual results and future events could differ materially from those anticipated in suchstatements.Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

31 MARCH 2014

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

			Audited
ASSETS	Note	31 March 2014	30 June 2013
Current
Cash		431,753	21,999
Receivables		3,577	2,333
Prepaid expenses and deposits		10,113	517
		445,443	24,849
Non-current assets
Receivable	4	68,429	-
Investments	4	474,896	862,375
Equipment		5,878	9,403

		$994,646	896,627
LI ABILITIES
Current
Accounts payable and accrued liabilities	8	474,977	431,263
Loans	5	750,000	-
Loan payable to related party	8	21,380	27,107
Convertible debt	6	351,415	311,171
		1,597,772	769,541
EQUITY DEFICIENCY
Share capital	7	16,131,630	16,100,792
Conversion rights reserve		56,966	10,966
Share based payment reserve	7	9,401,487	9,353,635
Foreign currency translation reserve		(2,727)	-
Deficit		(25,949,123)	(25,286,872)
Equity deficiency attributable to
Shareholders		(361,767)	178,521
Non-controlling interest in affiliate		(241,359)	(51,435)
		(603,126)	127,086

		$994,646	896,627

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director& CEO

“Robert V. Rudman”, Director& CFO

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended		Nine Months Ended
	Note	31 March 2014	31 March 2013	31 March 2014	31 March 2013
EXPENSES
Depreciation		1,174	2,742	3,525	7,109
Financing fees – warrants		-	154,352	-	154,352
Interest and bank charges	6	42,573	9,336	110,225	53,535
Management and consulting fees	8	70,049	70,590	212,429	212,287
Office expenses and investor relations		16,553	5,525	40,034	46,648
Professional fees		15,557	24,162	47,260	72,101
Rent, maintenance and utilities		3,322	8,020	13,428	27,396
Share-based payments	7	-	152,880	20,877	152,880
Travel and accommodation		11,428	20,234	23,998	34,357
Loss before the undernoted		$(160,656)	(447,841)	(471,776)	(760,665)
Other income (expenses)
Interest income		5	2	14	2
Foreign exchange gain (loss)		3,777	1,389	4,465	(217)
Gain on sale of equipment		-	-	-	13,257
Equity income from investment in affiliate	4	(161,682)	-	(382,258)	-
Net loss for the Period $		$(318,556)	(446,450)	(849,555)	(747,623)

Net loss for the period attributable to:
Shareholders of the Company		(239,332)	(446,450)	(662,251)	(747,623)
Non-controlling interest		(79,224)	-	(187,304)	-
Currency translation differences		(4,936)	-	(5,347)	-
Comprehensive loss for the period		$(323,492)	(446,450)	(854,902)	(747,623)

Net comprehensive loss attributable to:
Shareholders of the Company		(241,849)	(446,450)	(664,978)	(747,623)
Non-controlling interest		(81,643)	-	(189,924)	-
		$(323,492)	(446,450)	(854,902)	(747,623)

Loss Per Share – Basic and Diluted		$(0.00)	(0.00)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		123,615,381	102,250,659	123,446,038	100,430,618

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF CASH FLOW

		For the Nine	For the Nine
		Months Ended	Months Ended
Cash Resources Provided By (Used In) Period	Note	31 March 2014	31 March 2013
Operating Activities
Loss for the period		(662,251)	(747,623)
Items not affecting cash
Depreciation		3,525	7,109
Interest on convertible debt	6	104,057	49,026
Interest on related party loan	8	834	458
Gain on sale of equipment		-	(13,257)
Financing fee – warrants		-	154,352
Equity income from investment in affiliates		194,954	-
Share-based payments	7	20,877	152,880
Write-off of exploration and evaluation assets		-	1
Changes in non-cash working capital
Receivables		(1,244)	(1,914)
Prepaid expenses and deposits		(9,596)	8,419
Accounts payable and accrued liabilities		(24,673)	211,988
		$(373,517)	(178,561)
Investing Activities
Purchase of equipment		-	(5,243)
Sale of equipment		-	13,943
		$-	8,700
Financing Activities
Shares issued – cash		40,000	29,500
Proceeds from loans	5	750,000	-
Repayment of related party loan	8	(6,561)	(930)
Interest paid		-	(6,776)
		$783,439	21,794

Change in Cash		409,922	(148,067)
Foreign currency adjustment		(168)	-
Cash Position – Beginning of Period		21,999	152,971
Cash Position – End of Period		$431,753	4,904

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY DEFICIENCY

						Foreign
				Share Based	Conversion	Currency		non-
				Payment	Rights	Translation		controlling
		Common Share Capital		Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	-	(24,568,557)	-	(148,633)
Issuance of shares for:
Private placements - cash		2,975,000	30,435	29,065	-	-	-	-	59,500
Financing fees – warrants		-	-	154,352	-	-	-	-	154,352
Share-based payments		-	-	152,880	-	-	-	-	152,880
Loss for the period		-	-	-	-	-	(747,623)	-	(747,623)
Balance on 31 March 2013		102,515,381	15,172,465	9,605,225	8,966	-	(25,316,180)	-	(529,524)

Balance on 30 June 2013		122,815,381	16,100,792	9,353,635	10,966		(25,286,872)	(51,435)	127,086
Issuance of shares for:
Private placements - cash	7	800,000	30,838	9,162	-	-	-	-	40,000
Convertible debt amendments	6	-	-	17,813	46,000	-	-	-	63,813
Share-based payments	7	-	-	20,877	-	-	-	-	20,877
Foreign currency translation		-	-	-	-	(2,727)	-	(2,620)	(5,347)
Loss for the Period		-	-	-	-	-	(662,251)	(187,304)	(849,555)
Balance on 31 March 2014		123,615,381	16,131,630	9,401,487	56,966	(2,727)	(25,949,123)	(241,359)	(603,126)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flow. There are no assurances that sufficient funding will be available to further develop its projects. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire new properties and develop them as well as fund ongoing administration expenses.

Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties represent a liquidity risk and impact the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the last fiscal year ended 30 June 2013, which were also prepared in accordance with IFRS.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 8 May 2014.

3.	Critical Judgments and Use of Estimates

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2013.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

4.	Investments

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire”), a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire exerts significant management influence over both VTT and RADA and accounts for them using the equity method.

The Company owns voting control of Visionaire and its accounts are consolidated with those of the Company. The 49% non-controlling interest is recorded in the consolidated statement of financial position. The Company considers Visionaire, VTT, and RADA to be its "affiliates".

The allocation of the purchase price and the reconciliation of the balance is as follows:

Fair value of the shares issued	900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Equity income from affiliate	37,143
Value of investment on 30 June 2013	$862,375

The movement in the investment is as follows:

Value of investment on 30 June 2013	862,375
Equity income (loss) from affiliate	(382,258)
Foreign currency translation	(5,221)
Value of investment on 31 March 2014	$474,896

As at 31 March 2014, a total of $68,429 was receivable from an affiliate. The amount is presented as long-term receivable in the statement of financial position.

5.	Loans

On 7 November 2013, the Company issued promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of 15 May 2014 but was repaid in its entirety on 14 March 2014.

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued (Note 10). As at 31 March 2014, the entire amount remains outstanding.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

6.	Convertible Debt

Total

Balance on 30 June 2012	$269,645
Interest	60,245
Conversion rights - amendments	(2,000)
Additional consideration warrants - amendment	(16,719)

Balance on 30 June 2013	$311,171
Interest	104,057
Conversion rights - amendments	(46,000)
Additional consideration warrants - amendment	(17,813)

Balance on 31 March 2014	$351,415

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest thereupon is also convertible, at the option of the holder, at the same conversion rate. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 22 September 2013, the original maturity date.

The note originally accumulated interest at a rate of 10% per annum or at 15% per annum in the event of default of payment. On 21 November 2012, the Company reached an agreement with the note holder that increased the interest rate retroactively to 18%, extended the maturity date to 21 March 2013, and reduced the conversion price from $0.08 to $0.05 per share. This amendment to the terms of the note resulted in an incremental value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder that extended the maturity date to 21 September 2013, extended the term of the additional consideration warrants to 21 March 2015, and reduced the exercise price of the additional consideration warrants to $0.08.This amendment to the terms of the note resulted in an incremental value of $1,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $16,719.

On 4 October 2013, the Company reached an agreement with the note holder that extended the maturity date to 15 November 2013. This amendment to the terms of the note resulted in an incremental value of $8,500.

On 12 December 2013, the Company reached an agreement with the note holder that extended the maturity date to 31 January 2014 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

On 31 March 2014, the Company reached an agreement with the note holder that extended the maturity date to 30 April 2014 and extended the term of the additional consideration warrants to 31 December 2015. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

		Additional
	Conversion	Consideration
Fiscal 2013	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.11%	0.21%
Expected life (years)	0.34 – 1.83	1.83

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

		Additional
	Conversion	Consideration
Fiscal 2014	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.05%	0.30%
Expected life (years)	0.09 – 0.14	1.27 – 1.76

7.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value

500,000,000 preferred shares without par value

Shares issued

On 21 October 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $11,215 to common shares and $3,785 to the share purchase warrants based on management’s estimate of relative fair values.

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

Stock options

The shareholders of the Company approved an incentive stock option plan on 30 November 2012 under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2012	16,340,000	0.06
Granted	7,800,000	0.05
Expired	(8,340,000)	0.07
Outstanding on 30 June 2013	15,800,000	0.05
Granted, Expired, Exercised, or Amended	-	-
Outstanding on 31 March 2014	15,800,000	0.05

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

b)	Share options outstanding

A summary of the Company’s options outstanding on 31 March 2014 is as follows, and the total have a weighted average remaining contractual life of 1.37 years:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015

15,800,000	15,800,000

Warrants

a)	Movements in warrants during the period:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share $
Outstanding on 30 June 2012	20,780,500	0.15
Issued	3,125,000	0.05
Expired	(12,350,000)	0.19
Outstanding on 30 June 2013	11,555,500	0.06
Issued	2,550,000	0.06
Expired	(2,643,000)	0.05

Warrants outstanding on 31 March 2014	11,462,500	0.05

b)	Value of warrants

On 21 October 2013, a total of 300,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of the grant. The total value of the warrants was $4,050 which was utilized to allocate $3,785 of the total proceeds of $15,000 to share based payments reserve.

On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments.

On 25 July 2013, a total of 250,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant. The total value of the warrants was $13,700 which was utilized to allocate $5,377 of the total proceeds of $25,000 to share based payment reserve.

The fair value of the warrants granted during the period was estimated using the Black-Scholes option pricing model, with the following assumptions:

For the Period ended
31 March 2014
Expected dividend yield	Nil
Expected stock price volatility	86%
Risk-free interest rate	0.21%
Expected life of warrants (years)	1.43

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

c)	Warrants outstanding

A summary of the Company’s warrants outstanding on 31 March 2014, is as follows, and the total have a weighted average remaining contractual life of 1.30 years:

Number of Shares	Price Per Share	Expiry Date

2,600,000	$0.05	7 January 2015
375,000	$0.05	15 January 2015
250,000	$0.08	15 March 2015
1,562,500	$0.05	31 December 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
250,000	$0.10	28 July 2016
1,500,000	$0.05	30 September 2014
500,000	$0.05	30 September 2014
300,000	$0.10	21 October 2016
11,462,500

8.	Related Party Transactions

a)	Transactions with related parties and related party balances

As at 31March2014, $320,734 (30 June 2013 - $260,925)was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 31 March2014, there was a loan payable of $21,380 (30 June 2013 - $27,107) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013, the Company is currently negotiating new terms. During the period ended 31March 2014, interest expense in the amount of $834(31 March 2012 - $458) was accrued. The Company’s net repayment amounted to $6,561 during the nine months ended 31March 2014.

b)	Compensation of key management personnel

During the three month period ended 31 March 2014 the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (same period ended 31 March 2013 - $67,500).During the first nine months ended 31 March 2014 the Company paid or accrued management fees to officers of the Company in the amount of $202,500 (same nine months ended 31 March 2013 - $202,500).

During the first nine months ended 31 March 2014, management compensation for share-based payments amounted to $nil (same nine months ended 31 March 2013 - $58,800). The amount represents the expense on 4,000,000 stock options granted to the directors and officers during the period ended 31 March 2013.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

9.	Segmented Information

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
Geographic Segment	31 March 2014	30 June 2013
Europe	$543,325	862,375
Southeast Asia	5,878	9,403
Total Non-Current Assets	$549,203	871,778

10.	Subsequent Events

a)

On 5 May 2014 the Company made application for revocation of two cease trade orders; one from the Alberta Securities Commission received on 26 March 2014 and one from the British Columbia Securities Commission received on 23 December 2013. These orders were issued due to the Company's late filing of its audited financial reports for the fiscal year ended 30 June 2013 and unaudited reports for the quarters ended 30 September and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. The Company cured these deficiencies with filings of the late statements on 23 April 2014 and 2 May 2014. As of date of these Interim Financial Statements, the revocation orders have not yet been received.

---oOo---

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended 31 March 2014
of the Fiscal Year Ending 30 June 2014

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been prepared as of 8 May 2014 (the "Report Date"). This MD&A is intended to supplement and complement the management prepared, unaudited, condensed, interim, consolidated financial statements (the "Interim Financial Statements") filed herewith.

These Interim Financial Statements and this MD&A pertain to the nine month period ended 31 March 2014, which corresponds to the Third Quarter of the Company's fiscal year ending 30 June 2014. This period is hereinafter referred to as the "Third Quarter" or as the "Past Quarter".

All financial information presented herein has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE THIRD QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Third Quarter are summarized below:

SHORT TERM LOAN

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

NOTE REPAID

On 14 March 2014, the Company repaid a short term promissory note in its entirety. The note had been issued to an arms-length party for proceeds of $100,000 on 7 November 2013.

ANNUAL GENERAL MEETING SCHEDULED

On 21 March 2014, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for the fiscal year ended 30 June 2013. The record date for rights to vote was 17 April 2014. The meeting is set for 23 May 2014 and will be held at the boardroom of the Company's transfer agent in Vancouver.

CEASE TRADE ORDERS

On 26 March 2014, the Alberta Securities Commission issued the Company a cease trade order. The British Columbia Securities Commission had also issued the Company a cease trade order on 23 December 2013. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and its Interim Financial Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. Subsequent to the end of the Past Quarter, the Company has cured these deficiencies and made application for revocation orders (see Subsequent Events below).

CONVERTIBLE PROMISSORY NOTE

On 31 March 2014, the Company and the holder of a $250,000 convertible promissory note agreed to extend the maturity date of the note to 30 April 2014.

SHARE PURCHASE WARRANTS ACTIVITY

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues -No new issues of share purchase warrants were made.

Expiry - On 26 February 2014, at total of 2,643,000 share purchase warrants expired.

Amendments - On 31 March 2014, the Company extended the term of 1,562,500 share purchase warrants from 15 May 2015 to 31 December 2015. No change was made to the $0.05 exercise price.

INCENTIVE STOCK OPTIONS ACTIVITY

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

During the Past Quarter, no new shares were issued.

SHAREHOLDING AT END OF THE THIRD QUARTER

As at the end of the Third Quarter, the Company’s share capital was issued or held in reserve as follows:

  123,615,381 common shares were issued and outstanding.

  15,800,000 unexercised stock options were issued and outstanding.

  14,105,500 unexercised warrants were issued and outstanding.

  5,000,000 common shares were held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares were issued and outstanding.

SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Third Quarter but prior to the Report Date of this MD&A include the following:

FILING OF ANNUAL AUDITED FINANCIAL STATEMENTS

On 23 April 2014, the Company published and filed on SEDAR, its audited annual financial statements for its fiscal year ended 30 June 2013.

FILING OF ANNUAL STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS DISCLOSURE

On 25 April 2014, the Company published and filed on SEDAR, its annual oil and gas disclosure in the form required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q1 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the three month period ended 30 September 2013 and first quarter of its fiscal year ending 30 June 2014.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q2 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the six month period ended 31 December 2013 and second quarter of its fiscal year ending 30 June 2014.

DEFICIENCY CURED

On 2 May 2014, the Company cured the deficiencies pertaining to the cease trade orders, referred to in the Highlights of the Quarter section above, with its 23 April 2014 and 2 May 2014 filings on SEDAR of the required financial statements.

REVOCATION APPLICATION

On 5 May 2014, the Company made application for revocation of the cease trade orders. As of the Report Date, the revocation orders have not yet been received.

SHARE PURCHASE WARRANTS ACTIVITY

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

INCENTIVE STOCK OPTIONS ACTIVITY

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

Subsequent to the end of the Past Quarter and prior to the Report Date, no new shares were issued.

SHAREHOLDING

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

  123,615,381 common shares are issued and outstanding.

  15,800,000 unexercised stock options are issued and outstanding.

  14,105,500 unexercised warrants are issued and outstanding.

  5,000,000 common shares are held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares are issued and outstanding.

FINANCIAL RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Basic & Diluted per
		Income (loss) from	Share Income (loss) from
		Continued Operations &	Continued Operations &
Period	Revenue $	Net Income (loss) $	Net Income (loss) $

Quarter-3 of Fiscal 2014	Nil	(318,556)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	0.00
Quarter-3 of Fiscal 2013	Nil	(446,450)	(0.01)
Quarter-2 of Fiscal 2013	Nil	(144,702)	(0.00)
Quarter-1 of Fiscal 2013	Nil	(156,471)	(0.00)
Quarter-4 of Fiscal 2012	Nil	(208,463)	(0.00)

  Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s "affiliates". The Company's uses the equity method of accounting for these affiliates as further described in the notes to the accompanying Interim Financial Statements.

  The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the Company’s activity will increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly income (loss).

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE PERIODS

Nine month period ended 31 March 2014 (the “Current Period”) and the
Nine month period ended 31 March 2013 (the “Comparative Period”)

a)

Overall, the Company incurred a loss of $849,555 from operations during the Current Period compared to a loss of $747,623 during the Comparative Period, an increase of $101,932. The increase is primarily due to the Company using equity accounting for the losses of its affiliates which were acquired after the Comparative Period. Total equity loss during the Current Period was $382,258 compared to $nil for the Comparative Period.

b)

Interest expense during the Current Period was $110,225 compared to $53,535 during the Comparative Period, attributable largely to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Period.

c)

Share-based payment expense was $20,877 in the Current Period compared to $152,880 in the Comparative Period due to the calculated value of options granted and warrants issued during the respective periods.

d)	Financing fees during the Current Period were $Nil compared to $154,352 for the Comparative Period due to modification of the terms of outstanding warrants.

e)	The Company incurred a loss per share of $0.01 in both the Current and Comparative Periods.

f)	Cash used in operating activities during the Current Period was $373,517 compared to $178,561 used in the Comparative Period.

g)	Cash used in investing activities during the Current Period was $nil compared to $8,700 during the Comparative Period due to purchase and sale of equipment.

h)	Cash raised from financing activities during the Current Period was $783,439 from private placements and loans compared to $21,794 during the Comparative Period.

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE QUARTERS

Three month period ended 31 March 2014 (the “Current Quarter”) and the
Three month period ended 31 March 2013 (the “Comparative Quarter”).

a)

Overall, the Company incurred a loss from operations during the Current Quarter of $318,556 compared to a loss of $446,450 for the Comparative Quarter, a decrease of $127,894. The decrease is attributable to reduced financing fees and share-based payments. Total equity loss during the Current Quarter was $161,682 compared to $nil for the Comparative Quarter.

b)

Interest expense during the Current Quarter was $42,573 compared to $9,336 during the Comparative Quarter. The increase is attributable to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Quarter.

c)

Share-based payment expense was $nil in the Current Quarter compared to $152,880 in the Comparative Quarter due to the calculated value of options granted and warrants issued during the respective quarters.

d)	Financing fees during the Current Quarter were $nil compared to $154,352 for the Comparative Quarter due to modification of the terms of outstanding additional consideration warrants.

e)	The Company incurred a loss per share of $0.00 in both the Current and the Comparative Quarters.

f)	Cash used in operating activities during the Current Quarter was $254,436 compared to $31,391 used in the Comparative Quarter.

g)	Cash used in investing activities during both the Current Quarter and the Comparative Quarter was $nil.

h)

Cash raised from financing activities during the Current Period was $750,000 from a short term loan less the repayment of a $100,000 loan compared to $29,500 from a private placement and $721 in additional loan during the Comparative Quarter.

LIQUIDITY AT THE END OF THE THIRD QUARTER

As at 31 March 2013, the Company’s Interim Financial Statements reflected a working capital deficit of $1,152,329 compared to a working capital deficit of $744,692 at the 30 June 2013 end of the previous fiscal year end.

CAPITAL RESOURCES

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to identify and conclude oil, gas, and alternative energy investments with a likelihood of success. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the energy and resource markets, the climate for investment, the Company’s track record, and the experience and caliber of its management.

The Company may not have sufficient funds to meet its administrative and new business development activities over the next twelve months. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

There is no certainty that the money the Company spends on new business development or that the investments it makes will result in significant revenue growth to the Company. The long-term profitability of the Company's operations will in part be related to the success of its investments and the performance of current and future affiliates, all of whom may be affected by a number of factors that are beyond the control of the Company.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

SEGMENT INFORMATION

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
Geographic Segment	31 March 2014	30 June 2013

Europe	543,325	862,375
Southeast Asia	5,878	9,403
Total Non-Current Assets	$549,203	871,778

ADDITIONAL DISCLOSURE

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

MATERIAL CONTRACTS & COMMITMENTS

During the period, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the Interim Financial Statements for the period ended 31 March 2014.

RELATED PARTY TRANSACTIONS

Details of the transactions and balances between the Company and its related parties are disclosed below.

Transactions with related parties and related party balances

  As at 31 March 2014, $320,734 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

  As at 31 March 2014, there was a loan payable of $21,380 (30 June 2013 - $27,107) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013. The Company is currently negotiating new terms. During the period ended 31 March 2014, interest expense in the amount of $834 (31 March 2013 - $458) was accrued. The Company’s total repayment amounted to $6,561 during the nine months ended 31 March 2014.

Compensation of key management personnel

  During the Past Quarter the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (same quarter ended 31 March 2013 - $67,500).

  During the first nine months ended 31 March 2014 the Company paid or accrued management fees to officers of the Company in the amount of $202,500 (same nine months ended 31 March 2013 - $202,500).

  During the first nine months ended 31 March 2014, share-based management compensation amounted to $nil compared to $58,800 for the same nine months ended 31 March 2013, attributable largely to the expense of 4,000,000 incentive stock options granted to the directors and officers of the Company.

INVESTOR RELATIONS, PUBLICITY AND PROMOTION

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above.

FINANCIAL ADVICE, NEW BUSINESS CONSULTING, FINDER'S AGREEMENTS, & FUND RAISING

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing the Company’s Interim Financial Statements, significant judgments may be made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 31 March 2014 consist of cash, receivables, included long-term receivable, accounts payable and accrued liabilities, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and Norwegian Krone, consist solely of cash deposits with major Canadian banks. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar, Indonesian Rupiah or Norwegian Krone

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 31 March 2014.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the period ended 31 March 2014.

CLAIMS, CONTINGENCIES & LITIGATION

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the period ended 31 March 2014 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

APPROVAL

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee approved the Interim Financial Statements and MD&A on 8 May 2014.

CONTINUOUS DISCLOSURE, FILINGS, AND ADDITIONAL INFORMATION

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's financial statements and other filings.

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