Form 20-F
period 2014-06-30
CONTINENTAL ENERGY Corp
filed 2014-11-04
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM-20F

[ ] Registration Statement Pursuant To Section 12 (B) Or (G) Of The Securities Exchange Act Of 1934
or
[ X ] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934
For the Fiscal Year ended 30 JUNE 2014
or
[ ] Transition Report Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934
Commission file number 0-17863
or
[ ] Shell Company Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

CONTINENTALENERGYCORPORATION
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report: There were 123,615,381 common shares, without par value, issued and outstanding as of 6/30/14.

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

[X] YES [ ] NO

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):

[ ] U.S. GAAP	[X] IFRS by IASB	[ ] Other

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

[ ] Large accelerated filer	[ ] Accelerated filer	[X] Non-accelerated filer

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

[ ] YES [X] NO

Report Date: 31 October 2014

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 1 of 34

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 2 of 34

PART-I

This United States Securities and Exchange Commission filing on Form-20F is made as an "Annual Report" pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Further, the following defined terms are used throughout this Annual Report.

  Dates are expressed in this Annual Report in the form "6/30/14", which in this case means 30 June 2014.
  The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.
  This Annual Report is for our most recently completed Fiscal Year, ended on 6/30/14 and hereinafter referred to as “Fiscal 2014”, and includes audited annual consolidated financial statements as at that date.
  This Annual Report was prepared in October 2014 and information contained herein is current and valid as at 10/31/14, which is referred to hereinafter as the "Report Date" except where the context may otherwise specify.
  As used in this Annual Report, the terms "we", "us", "our" and "Company" all refer to and mean Continental Energy Corporation, a foreign private issuer incorporated in British Columbia, Canada, whose shares trade on the OTCQB.
  Unless otherwise noted herein the currency abbreviations $, US$, and USD, all refer to United States dollars; CDN refers to Canadian dollars; IDR to Indonesian Rupiah; SGD to Singapore dollars; MYR to Malaysian ringgit; and NOK to Norwegian krone.

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

The financial data for Fiscal Years ended 6/30/12, 6/30/13, and 6/30/14 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/10 and 6/30/11 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

The financial data shown in the following table is derived from the financial statements of the Company, which for Fiscal Years ending 6/30/11 and earlier, has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Commencing from 7/01/11 and for the Fiscal Years ended 6/30/12, 6/30/13, and 6/30/14, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") instead of GAAP. The first annual IFRS consolidated financial statements were prepared for the Fiscal Year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 3 of 34

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

SELECTED FINANCIAL DATA FOR LAST FIVE FISCAL YEARS
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	*6/30/14	*6/30/13	*6/30/12	**6/30/11	6/30/10
Revenue	-	-	-	-	-
Net Income (Loss)	(939)	(700)	(1,847)	(1,894)	(1,275)
Earnings (Loss) Per Share – Basic	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)
Earnings (Loss) Per Share – Diluted	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	123,488	101,947	81,086	72,390	70,045
Working Capital	(694)	(745)	(278)	(822)	(185)
Oil and Gas Properties	-	-	0.001	0.001	0.001
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	483	179	(149)	(803)	(166)
Total Assets	845	897	298	44	119

US GAAP Shareholders' Equity (deficiency)	n/a*	n/a*	n/a*	n/a**	(166)
US GAAP Net Income (Loss)	n/a*	n/a*	n/a*	n/a**	(1,275)
US GAAP Net (Loss) per Share Basic	n/a*	n/a*	n/a*	n/a**	(0.02)
US GAAP Net (Loss) per Share Diluted	n/a*	n/a*	n/a*	n/a**	(0.02)
US GAAP Weighted Avg No. of Shares (000's)	n/a*	n/a*	n/a*	n/a**	70,045
Notes:	* Stated in accordance with IFRS.
**Restated in accordance with IFRS on 7/01/12.

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in six other currencies: Canadian Dollars (“CDN”), Indonesian Rupiah (“IDR”"), Tanzanian Shillings ("TZS"), Singapore Dollars (“SGD”), Malaysian Ringgit ("MYR"), and Norwegian Krone ("NOK"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

FOREIGN CURRENCY EXCHANGE RATES
Equal to One US Dollar

	CDN	IDR	TZS	SGD	MYR	NOK
Month Ended 9/30/14	1.1207	12,185	1,675	1.2755	3.2805	6.4289
Fiscal Year Ended 6/30/14	1.0672	11,859	1,656	1.2466	3.0298	6.1331
Fiscal Year Ended 6/30/13	1.0487	9,901	1,627	1.2708	3.1829	6.0718
Fiscal Year Ended 6/30/12	1.0166	9,385	1,566	1.2654	3.1717	5.9582
Fiscal Year Ended 6/30/11	1.0370	8,570	1,612	1.2276	3.0789	5.3886
Fiscal Year Ended 6/30/10	1.0504	9,063	1,473	1.3984	3.4234	6.5142

B.	CAPITALIZATION AND INDEBTEDNESS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.B is not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-3.C is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 4 of 34

D.	RISK FACTORS.

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

Our business prospects as an emerging international energy producer, our ongoing operations at a particular project, or our overall financial condition could be harmed due to any of the following risks:

a)	Competitive Risk - Competition among international energy producing companies for quality international oil, gas, and electricity production properties; for reliable joint venture partners; and for limited amounts of new development capital is intense.

b)	Political Risk - The Company's business activities and investments are all located out of its home jurisdiction of Canada and are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the local currency have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels. These conditions have affected and may continue to affect the operating environment in a particular country, as well as the cost and availability of financing for natural resources development efforts. The normal economic conditions in any country may sustain shocks that exacerbate adverse economic conditions and such shocks could originate from various sources, including social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives adverse to foreign investment.

c)	Minority Shareholding Risks - The Company from time to time holds only a minority or similar non-controlling shareholding interest in a partially owned subsidiary company which in turn owns and operates a particular project, property, business, and/or investment. In such cases the Company may exert no direct management control and have only very limited influence on decisions which may impact the performance of such partially owned subsidiary. This lack of direct management control could have a detrimental effect upon the value of the Company’s interests.

d)	JV Operator Risk - It is customary in the international oil and gas exploration and production business to share geological and engineering risks through partnerships with other oil companies through a Joint Venture ("JV") arrangement under a joint operating agreements. One member of the JV group, usually the one with the largest interest, is the designated "Operator" for the JV and conducts all management of operations on the property or project on behalf of the group. The Company's degree of influence and control over the Operator and the JV is directly proportional to the amount of participating interest held by the Company in proportion to that held by other interest holders. Annual budgets and major expenditures are authorized by the JV group members voting according to their respective percentage holding of the JV. In any case where the Company holds less than a voting control interest in the JV, the Company is at risk of being forced into contributing its shares of costs on activities it does not want to pursue or giving up some portion of its interest in the entire JV if it elects not to pay its share or fails to pay its share, as may be provided for under the terms of the joint operating agreement.

e)	JV Partner Risk - Any number of risks beyond the control of the Company could have a detrimental effect on the Company's JV partners, including the JV Operator and cause them to be unable to fund their own share of JV costs or meet their share of JV commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of JV costs and the Company's own JV interest may thereby be detrimentally affected.

f)	Geological Risk - From time to time the Company participates in exploration for new oil and gas accumulations or it evaluates the availability of sufficient water, wind, or geothermal resources to justify a possible alternative energy development. Each of these activities involves a high degree of geological risk. There is no assurance that expenditures to be made by the Company in the search for such resources will result in any discoveries of sufficient resources of a quantity to justify or sustain a commercial development.

g)	Transport Risk - The marketability of any oil, gas, or electrical power which the Company may produce may be affected by numerous factors beyond the control of the Company. These factors may determine whether a new project is commercially viable at all, and include the proximity and capacity of existing pipelines, storage capacity, power transmission lines, and the locations of principal off-takers or markets.

h)	Operating Risks - Oil, gas, and electricity production operations involve risks normally incident to such heavy industrial activities, including fires, spills, equipment failure, accidents, and well blowouts. Any of these hazards could result in damage to, or destruction of,our facilities or properties. Such hazards could also injure persons or adversely affect the environment. Dealing with such damage could greatly increase the cost of operations and detrimentally effect our financial condition.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 5 of 34

i)	Environmental Risks - Environmental standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities may be changed and such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

j)	Health and Safety Risks - Many of our business activities are subject to health and safety standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities. We may become subject to claims for liability for injuries or deaths to our workers or others against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

k)	Title Risk - We have or may acquire leases, rights or other property associated with our projects, but the property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through our due diligence searches. We believe our interests are valid, but this is no guarantee against possible claims. If title to property associated with our projects is challenged, we may have to expend funds defending any such claims and our ownership interest therein may be detrimentally effected if we lose.

l)	Price Volatility Risks - During the past few years world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline. Skyrocketing demand in emerging markets has driven electricity prices to record highs in many localities. This price volatility has substantial impact upon the international oil and gas and energy business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil, gas, and electricity prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

m)	Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are and may be denominated in other currencies. Fluctuations in these currencies may have a substantial effect on the Company’s financial statements due to related gains or losses due to exchange rate changes. The Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

n)	Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions. The Company’s ability to continue as a going concern depends upon its ability to obtain new financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the management will be successful.

o)	Liquidity Risk - The future development of the properties of the Company and acquisition of new properties shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means. The Company intends to raise required additional funds by selling equity or debt securities, until it develops or acquires cash flow from operations. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured. There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by acts of international terrorism or unforeseen political disturbances. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new properties and projects.

p)	Stock Market Volatility - The effect of volatile oil and gas prices as described above has had a huge effect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

q)	Risk of Future Changes in Regulatory Environment - Regardless of their location, our properties and our operations thereon are governed by laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters. Changes to regulations or compliance with regulations may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

r)	Risks relating to our Common Stock - Shareholders' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities. In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our Company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 6 of 34

s)	Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 47 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this Annual Report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

t)	Stock Option Risk - Because the success of our Company is highly dependent upon our respective employees, our Company has granted to certain employees, Directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Share Ownership" below in this Annual Report).To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our Company may be diluted causing possible loss of investment value.

u)	No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

v)	Penny Stock Rules - Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares. The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors”. The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer'sconfirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer mustmake a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to tradeour securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

w)	Limitations to Buy or Sell Shares - The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares. In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

x)	Indemnity of Officers and Directors - Our articles contain provisions that state, subject to applicable law, we must indemnify every Director or officer of our Company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our Company's Directors or Officers may sustain or incur in the execution of their duties. Our articles further state that no Director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company. Such limitations on liability may reduce the likelihood of litigation against our Company's Officers and Directors and may discourage or deter our shareholders from suing our Company's Officers and Directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 7 of 34

y)	Management and Employee Risks - Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price. Our Company’s financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees.

z)	Key Management Risk - The Company depends entirely upon its management to identify, acquire, finance and operate a portfolio of oil and gas exploration properties through which the Company can grow and achieve oil production and a steady income. The Company's management is comprised of a small number of key employees with technical skills and expertise in the business, the loss of any one of whom could harm the Company. The Company does not currently maintain "key-man" insurance for any of its employees.

aa)	Director’s Conflicts of Interest - Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price. Some of our Directors and Officers serve or may serve as Directors or Officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures. To the extent that our Company has dealings with such companies or ventures, certain of our Directors and Officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings. Pursuant to the provisions of the Business Corporations Act (British Columbia), our Directors and senior Officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our Company. However, our lack of a formal conflicts of interest policy may make it difficult for our Company to raise additional capital because institutional investors may be unable to invest in our Company. Furthermore, we may be unable to list our shares on an exchange if such exchange requires that we have a formal conflicts of interest policy, which may limit your ability to buy and sell our shares and may have an adverse effect on the value of your investment in our Company or the market for our shares.

ITEM-4 : INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

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

Principal Executive Office - The Company's principal executive and operational management office is located at Jl. Kenanga 62, Cilandak, Jakarta, 12560, Indonesia; the contact person is the Company’s Chief Executive Officer & Chairman, Richard L. McAdoo, the telephone number is +6221-7883-2942 and the facsimile number is +6221-780-4344. The office is rented and consists of approximately 400 square meters floor space. The Company began occupying this facility in October 2006 and considers the facility adequate for current needs.

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

MATERIAL EVENTS OCCURRING DURING THE LAST FISCAL YEAR ENDED 6/30/14

Reports Filed for Quarters Ended 9/30/13, 12/31/13 and 3/31/14 – On 5/02/14 we filed the required interim quarterly financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarters ended 9/30/13 and 12/31/13, the first two quarters of our Fiscal 2014. On 5/092/14 we filed the required interim quarterly financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 3/31/14, the third quarter of our Fiscal 2014. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus management's discussion and analysis thereof.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 8 of 34

Annual Financial Report Filed for Fiscal 2013 – On 4/23/14 we filed the required audited annual financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for our Fiscal 2013 ended 6/30/13. These reports were filed electronically on SEDAR and included audited consolidated financial statements for the year plus management's discussion and analysis thereof. This filing also included the Company's annual reserves report for Fiscal Year 2013 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

Establish Joint Venture in Malaysia – On 11/12/13, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Reports Filed for Quarter Ended 3/31/13 –On 12/02/13, we filed the required financial reports and other disclosure incompliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 3/31/13, the end of the third quarter and first nine months of our Fiscal Year 2013. These reports were filed electronically on SEDAR and included management prepared but unaudited consolidated financial statements for the quarter plus management's discussion and analysis thereof.

Results of Bengara-II Contract Bid Reported –On 12/23/13, the Company announced that its Indonesian production sharing contract (PSC) bid group was one of seven unsuccessful bidders for the Bengara-II Block pursuant to a bid submitted to Indonesian oil and gas regulator, MIGAS, on 2/14/13. The winning bid was submitted by PT Tansri Madjid Energi, an Indonesian coal mining company, and consisted of a firm work obligation of US$ 51,750,000 to be carried out during the first three PSC contract years plus a signature bonus of US$ 2,500,000. The winning work commitment includes the drilling of 5 exploratory wells, acquisition of 500 line kilometers of 2D seismic data, and acquisition of 200 square kilometers of 3D seismic data.

Norwegian Affiliate Awarded Major Contract –On 1/13/14, the Company announced that its affiliate, VTT Maritime AS ("VTT"), had been awarded a contract valued at US$ 10.3 million by the Norwegian Road Authority ("NorRoad") for a portion of NorRoad's planned highway E39 improvement project. Under the contract, VTT will provide sea mapping, seismic surveying and measurement wire drilling at the site of a major subsea tunnel location.

Convertible Promissory Note –On 9/10/11, the Company issued to the Encompass Fund (the “Holder”) an unsecured convertible promissory note in the principal sum of $250,000 together with Interest at the annual rate of 10%, a conversion rate of $0.08 per share, and a maturity date of September 16, 2012. In addition to the issuance of the note, the Company issued a total of 1,562,500 share purchase warrants to the Holder at the closing. The warrants had a fixed two year term and an exercise price of $0.12 per share. On 11/12/12 and on 5/14/13, the Company and the Holder agreed to amend the note. On 10/4/13, it was further agreed to amend the note by extending the maturity date to 11/15/13 and on 12/12/13, the Company and the Holder agreed (1) to amend the note by extending the maturity date to 1/31/14, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05. On 3/31/14, the Company and the holder of the convertible promissory note reached an agreement to extend the maturity date of the promissory note to 4/30/14 and extended the terms of the warrants to 12/31/15.

New Affiliate Acquired in Tanzania - With effect from 4/30/14, the Company acquired a 42.5% equity interest in Ruaha River Power Company Ltd.("Ruaha Power"), a renewable energy power developer based in Dar es Salaam, Tanzania. Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania. Ruaha Power is currently developing a biomass, solar PV, diesel hybrid Mini-Grid at Malolo village in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River. The Company owns a 42.5% stake in Ruaha Power and is its single largest shareholder. A private American development company, Pan African Management and Development Company, Inc. owns 30% and two Tanzanian companies, Kastan Mining PLC and Kitonga Electric Power Company own 12.5% and 15% respectively. The Company earned its fully paid-up stake in Ruaha Power for its technical contributions to the initial geotechnical evaluation and feasibility study work on Ruaha Power's Lukosi River hydropower project performed by the Company from its Jakarta office. The Company's Chairman and CEO also serves as the Chairman and CEO of Ruaha Power.

2013 AGM Held - The Company held its 2013 annual general meeting on 5/23/14 and all resolutions brought before the meeting were approved by the shareholders.

Cease Trade Orders - As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended 6/30/13 and subsequent quarterly filings, the British Columbia Securities Commission issued a cease trade order on 12/23/13 and the Alberta Securities Commission issued a similar cease trade order on 3/26/14. These orders prohibited the trading of the Company’s securities in Canada until the Company's 2013 annual and subsequent quarterly filings were brought current and revocation orders were issued by both Commissions. On 5/02/14, the Company cured the deficiencies pertaining to the cease trade orders issued by the British Columbia Securities Commission and the Alberta Securities Commission with its 4/23/14 and 5/02/14 filings on SEDAR of the required financial statements. On 5/05/14, the Company made application for revocation of the cease trade orders. As at Fiscal Year end 6/30/14, the revocation orders had not been received. The revocation orders were received on 7/23/14, subsequent to the end of Fiscal 2014.

New Share Issues–During Fiscal 2014, the Company issued a total of 800,000 new common shares. A private placement of 500,000 shares for total proceeds of $25,000 was completed on 7/25/13 and another of 300,000 shares for total proceeds of $15,000 on 10/21/13.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 9 of 34

Share Purchase Warrant Activity – During Fiscal 2014, the Company issued a total of 2,550,000 warrants. Of this total, 550,000 were issued in conjunction with two private placements and the other 2,000,000 warrants were issued to two financial consultants. During this period, 2,643,000 warrants expired.

Incentive Stock Option Activity – During Fiscal 2014, no incentive stock options were granted, exercised, expired, or amended.

MATERIAL EVENTS OCCURRING SINCE THE
LAST FISCAL YEAR END 6/30/14 UNTIL THE REPORT DATE

Shareholder Changes in Tanzanian Affiliate - With effect from 10/11/14, the four founding shareholders of the Company’s affiliate in Tanzania, Ruaha River Power Company Limited, (“Ruaha Power”) entered a termination agreement which terminated the original shareholders agreement dated 4/30/14. Pursuant to the termination agreement, two founding shareholders withdrew and returned their shares to Ruaha Power for cancellation. On 10/29/14 the two remaining shareholders of Ruaha Power, the Company and Pan African Management and Development Company, Inc. ("Panafra") entered into an agreement to reorganize and redistribute rights and shares of Ruaha Power. The Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 4,250,000 to 6,500,000 ordinary shares. From 10/29/14 and at the Report Date the Company owns 6,500,000 shares representing an equity interest of 65% and Panafra, a Delaware based American company, owns 3,500,000 shares representing 35%.

New Candidate for Director Proposed - As published in its information circular dated 10/27/14 for the Company's annual general meeting scheduled for 12/05/14, the Company has proposed Mr. John Tate as a candidate for election to the board of directors of the Company. Mr. Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC. Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Masters degree in finance at Colorado State University and he is a Certified Public Accountant. Mr. Tate currently serves as a director and as the Chief Financial Officer of Ruaha River Power Company Limited. As at the Report Date, the Company owns a 65% equity interest in Ruaha River Power Company Limited, and 35% is owned by Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

Ruaha Power Kicks Off Malolo Mini-Grid - In a press release dated 10/07/14 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), has commenced construction of the Phase-I development of its Malolo Mini-Grid and has begun signing up first subscribers from a waiting list of 400 customers. The Malolo Mini-Grid is the first of four separate, isolated rural "Mini-Grids" to be built, owned, and operated by the Ruaha Power, from which it intends to generate, distribute, and sell electrical power directly to consumers at pre-payment meters. When complete, the four Malolo Mini-Grids will have a combined generation capacity of 300kW and each Mini-Grid shall directly deliver 75kW of power to a combined total of approximately 2,500 identified residential, commercial, and light industrial customers. The Mini-Grids are being installed in an area surrounding the village of Malolo and three nearby villages, all located in the Kilosa District, Morogoro Region, Tanzania. Phase-I of the Malolo Mini-Grid development is expected to commence power deliveries by the end of the first quarter of 2015. It involves the installation and commissioning of the first embedded generators, a 25kW hybrid biomass gasifier and a 25kW diesel generation plant, together with more than four kilometers of low voltage distribution network to deliver power to about 400 subscribers. The distribution network will be constructed to standards sufficient for connection to the national grid at such time as it may be extended into the Malolo Mini-Grid area. A 21,500 square-foot site near the village of Malolo has been acquired for the first generator house and power line easements have been arranged. Civil works and the construction of the first powerhouse and office has begun and are expected to be complete by year end. A Phase-II development is planned to add solar PV capacity to complete a hybrid biomass / solar PV / diesel powered Mini-Grid. Ruaha Power plans to duplicate the Phase-I and Phase-II development at each of the other three villages, one after the other, upon completion of Phase-II of the first network.

Ruaha Power Teams Up With Husk Power Systems - In a press release dated 10/01/14 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), has entered into a joint venture agreement with Husk Power Systems ("HPS") and has taken delivery of its first 32kW biomass power plant at its Dar es Salaam workshop. The power plant will provide primary generation capacity at Ruaha Power's first build-own-operate "Mini-Grid" network which shall generate, distribute, and sell electrical power directly to residential, commercial, and light industrial customers at pre-pay meters. Ruaha Power plans to install several similar Mini-Grids in the Morogoro and Iringa Regions of Tanzania. The generation plant runs on syngas produced in an integrated biomass gasifier fueled by locally available agricultural residue. The plant and its related systems are proprietary designs supplied by HPS, and will be operated as an embedded generator within Ruaha Power's biomass-diesel hybrid Mini-Grid under the terms of a 50/50 joint venture arrangement between HPS and Ruaha Power.

Annual General Meeting Scheduled - On 9/29/14, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for Fiscal 2014. The record date for rights to vote is 10/24/14. The meeting is set for 12/05/14 and will be held at the boardroom of the Company's transfer agent in Vancouver.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 10 of 34

Sale of Norwegian Subsidiary - On 9/15/14, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1,200,000 consisting of 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. Also pursuant to the same agreement, Mr. Johnny Christiansen, the CEO of Visionaire Invest AS, resigned from the Company's board of directors. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 12/05/14.

Private Placements - On 8/04/14, the Company completed a private placement consisting of 2,400,000 common shares at an issue price of $0.05 per share for total proceeds of $120,000. On 8/22/14, a $750,000 interest free loan was converted into a private placement of 15,000,000 common shares at an issue price of $0.05 per share.

Convertible Promissory Note - On 7/28/14, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to 9/30/14.

Cease Trade Orders Revoked - On 7/23/14, the British Columbia Securities Commission and the Alberta Securities Commission issued orders evoking their cease trade orders against the Company issued on 12/23/13 and 3/26/14, respectively.

New Share Issues - During the period between the 6/30/14 Fiscal Year end and the Report Date, the Company issued a total of 19,400,000 new common shares. A private placement of 2,400,000 shares at an issue price of $0.05 per share for total proceeds of $120,000 was completed on 8/04/14. A loan was repaid on 8/22/14 in the form of a private placement in the amount of 15,000,000 shares at an issue price of $0.05 per share for total proceeds of $750,000. Pursuant to a shares exchange agreement dated 10/29/14, the Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in its subsidiary Ruaha River Power Company Limited from 4,250,000 to 6,500,000 ordinary shares.

Share Purchase Warrant Activity - During the period between the 6/30/14 Fiscal Year end and the Report Date no new warrants were issued, no warrants terms were amended, and a total of 2,000,000 warrants expired in accordance with their term.

Incentive Stock Option Activity - During the period between the 6/30/14 Fiscal Year end and the Report Date, no incentive stock options were granted, exercised, expired, or amended.

B.	BUSINESS OVERVIEW.

The Company is an emerging international energy investment company established to acquire participating interests in oil, gas, and alternative energy generation and distribution projects in a geographic area focused on the developing countries of the "Indian Ocean Rim", including those in bordering the Indian Ocean in SE Asia, East Africa, and South Asia.

C.	ORGANIZATIONAL STRUCTURE.

The Company conducts and manages substantially all of its business activities through the use of wholly-owned corporate subsidiaries, partially owned joint venture corporations, and joint ventures. The Company itself functions as a holding company centralizing management and administrative activities while specific project and property ownership and management are held and vested in the subsidiary, joint venture company or joint venture.

Wholly-owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to a specific oil and gas property. The accounts of wholly-owned subsidiaries are consolidated into those of the Company. At the Report Date, and during the past three Fiscal Years, the Company has no wholly-owned subsidiaries.

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

Ruaha River Power Company Limited ("Ruaha Power") is a joint venture company incorporated in Tanzania. On 4/30/14, the Company acquired a 42.5% shareholding stake in Ruaha Power. The Company increased its stake to 65% on 10/29/14. Pan African Management and Development Company, Inc. ("Panafra"), a Delaware based American company, owns the remaining 35% stake in Ruaha Power. Commencing from 10/29/14, the Company exerts majority voting control over Ruaha Power. Additionally, the Company's Chairman and CEO is also the Chairman and CEO of Ruaha Power. Two of the Company's directors, including the CEO, are also directors of Ruaha Power and sit on its four person board of directors. Additionally, management has nominated the CEO of Panafra as a candidate for election as a director of the Company's board at its annual general meeting scheduled for 12/05/31, which will give the Company a majority of seats on the board of Ruaha Power.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 11 of 34

Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania. Ruaha Power is currently developing a biomass, solar PV, diesel hybrid Mini-Grid at Malolo village in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

Visionaire Energy AS ("VE") is a joint venture company incorporated in Norway. On 6/04/13, the Company acquired a 51% shareholding stake in VE. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with Visionaire Invest AS ("VI"), the sole shareholder of VE. The Company issued 20 million of its common shares, representing a stake of approximately 16.7% in the Company to VI, in exchange for 51% of the authorized and outstanding shares of VE. The principal assets of VE are its minority and non-controlling shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. VE owns a 49% shareholding equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

On 9/15/14, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1,200,000 consisting of 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 12/05/14.

Tawau Green Energy Sdn. Bhd. ("TGE") is a joint venture company incorporated in Malaysia. During Fiscal Year 2012, on 5/07/12, the Company acquired 300,000 shares, representing a 10% stake, of TGE.TGE is a privately held company incorporated in and based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing a geothermal energy resource at its Apas Kiri project site, Sabah, Malaysia. On 5/20/13, during Fiscal Year 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE. At the Report Date, the Company owns no shares of TGE.

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

Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such joint venture arrangements are a customary practice for multiple unrelated companies to jointly own and share the risks and rewards of oil and gas exploration and production properties. At the Report Date the Company's is involved in the following joint ventures: CBM Joint Study and Bid Group - On 5/05/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. ("CBM Asia") a Canadian Coal Bed Methane ("CBM") developer with existing CBM developments in Indonesia. Under the agreement, the Company and CBM Asia would jointly and exclusively study selected areas in Indonesia with the objective of identifying geologically justified candidate areas to be jointly pursued as targets of opportunity for direct acquisition of CBM production sharing contracts ("PSCs") offered by the Indonesian government. Successful CBM PSC acquisitions would be shared by the Company and CBM Asia under a pre-agreed joint operating agreement ("JOA") format in the participating interest proportions 75% CBM Asia and 25% the Company. CBM Asia shall act as operator under the JOA and any CBM PSC and shall pay 100% of the JOA's CBM PSC general and administrative costs. All CBM PSC acquisition costs and other JOA exploration and drilling costs would be borne by the parties in proportion to their respective JOA participating interests. The agreement had a term of 2 years. During Fiscal 2014, it expired and terminated on 4/27/14 because no joint bids were prepared or submitted prior to that date. The exclusivity provisions of the agreement remain in effect until 4/27/15 and the confidentiality provisions until 4/27/16.

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

b .	Oil and Gas Production.

 As at the Report Date, we have not established oil or gas production from any of our properties.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 12 of 34

c.	Drilling Activity.

The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

	Drilling Activity for Fiscal Year Ended
	6/30/14		6/30/13		6/30/12
Wells by Classification	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0
Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

d .	A creag e, Pro ject A reas an d L eases.

The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed Fiscal Years. All of our acreage is undeveloped.

Lease, Area, PSC, or Property	Acreage and Leases at Fiscal Year Ended
	6/30/14		6/30/13		6/30/12
	Gross	Net	Gross	Net	Gross	Net
Bengara-II PSC, Indonesia	-		-	-	603,848	108,692
Total - Acres	-		-	-	603,848	108,692

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

On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd.("CGB2") entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. CGB2 was the sole owner of 100% of the rights to the Bengara-II PSC. Management of operating activities in the Bengara-II contract area pursuant to the PSC is vested in CGB2 as the Bengara-II PSC "Operator". At the Report Date, the Company owns 9,000 shares of CGB2 representing a minority 18% stake in CGB2. GeoPetro Resources Company owns 12%. Kunlun Energy Company Ltd. ("Kunlun") owns 70% and controls management of CGB2 and the Bengara-II PSC.

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

At the end of Fiscal 2014 and as of the Report date the Company has no interests in the Bengara-II PSC.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 13 of 34

e.	Oil and gas costs.

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

	Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/14	6/30/13	6/30/12
Exploration investment in Bengara-II	--	--	329
Impairment/Abandonment Provision for Bengara-II	--	--	(329)
Total - US$	--	--	--

Notes to table:

See note in section "d" above for description of Bengara-II property. During Fiscal 2013 and Fiscal 2014 the Company incurred no oil and gas costs in respect of the Bengara-II property. At the end of Fiscal 2014 and as of the Report date the Company has no interests in the Bengara-II PSC.

ITEM-4A : UNRESOLVED STAFF COMMENTS

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-4A is not applicable.

ITEM-5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/14, 6/30/13, and 6/30/12. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2014, ENDED 6/30/14

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Income during Fiscal Year 2014 Ended 6/30/14 - Overall, the Company had a loss from operations during the Fiscal Year ended 6/30/14 of $939,489 compared to $700,115 in the prior year ended 6/30/13. The Company had a loss per share of $0.01 in Fiscal 2014 compared to a loss per share of $0.01 in Fiscal 2013. The increase in loss was primarily due to the operations of the Company's 51% owned subsidiary Visionaire Energy AS, and its Norwegian investments, VTT Maritime AS and RADA Engineering and Consulting AS. The Company uses the equity method to account for its portion of the operations of these Affiliates and recorded a loss of $311,972 during 2014 Year while in the Prior Year, the Company recorded an income of $37,143.

Finance during Fiscal Year 2014 Ended 6/30/14 - Financing activities during Fiscal 2014 provided net cash proceeds of $761,517 primarily from a $750,000 loan and a $40,000 private placement compared to net cash proceeds of $42,948, resulting primarily from a $44,500 private placement during Fiscal 2013.

Investments during Fiscal Year 2014 Ended 6/30/14 - Subsequent to the end of Fiscal 2014, on 9/15/14, the Company sold its entire 51% interest in Visionaire Energy AS with effect from the end of Fiscal 2014 on 6/30/14, for total consideration of $1,200,000 consisting of 20 million Company shares valued at $1,000,000 plus $200,000 in cash. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 12/05/14. Consequently, the operations of Visionaire's investment in its Norwegian affiliates VTT Maritime AS and RADA Engineering and Consulting AS are presented as discontinued operations in the Company’s audited annual financial statements for Fiscal 2014 ended 6/30/14.

With effect from 4/30/14, the Company acquired a 42.5% equity interest in Ruaha River Power Company Ltd. ("Ruaha Power"), a renewable energy power developer based in Dar es Salaam, Tanzania. The Company is Ruaha Power's single largest shareholder. A private American development company owns 30% and two Tanzanian companies own 12.5% and 15% respectively. The Company earned its fully paid-up stake in Ruaha Power for its technical contributions to the initial geotechnical evaluation and feasibility study work on Ruaha Power's Lukosi River hydropower project performed by the Company from its Jakarta office.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 14 of 34

Expenses during Fiscal Year 2014 Ended 6/30/14 - General and administrative expenses decreased by $8,707 from $639,220 to $630,513 for the fiscal years ended 30/06/13 and 30/06/14, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, interest charges increased from $66,055 to $135,354 as a result of multiple amendments to the terms of the Company’s convertible promissory note and recognition of the interest expense to accrete the promissory note up to its face value upon the maturity of the note with such amended terms. This increase in interest charges was offset by decreases in professional fees and share-based payments expense. Professional fees incurred by the Company decreased from $104,690 to $67,266 as a result of the reduced charges from the Company’s accounting service provider. Share-based payments expense decreased from $52,250 to $20,877, reflecting the calculated fair value of share purchase options and warrants granted by the Company during the respective years. During Fiscal 2013, the Company granted 7.8 million incentive stock options to its directors, officers and consultants whereas in Fiscal 2014, the Company granted 2 million share purchase warrants to service providers as non-cash compensation for services rendered.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2013, ENDED 6/30/13

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments during Fiscal Year 2013 Ended 6/30/13 -On 6/04/13, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“VE"), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with VE's sole shareholder Visionaire Invest AS ("VI"). The Company issued 20 million of its common shares to VI, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of VE. The principal assets of VE are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. VE owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

Finance during Fiscal Year 2013 Ended 6/30/13 - During the Fiscal Year ended 6/30/13, the Company received $44,500 from the proceeds of two private placements. In the prior year ended 6/30/12, $1,000,000 was received as proceeds of a private placement and a promissory note.

Income during Fiscal Year 2013 Ended 6/30/13 - Overall, the Company had a loss from operations during the Fiscal Year ended 6/30/13 of$700,115 compared to $1,846,559 in the prior year ended 6/30/12. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

Expenses during Fiscal Year 2013 Ended 6/30/13 - General and administrative expenses decreased by $854,718 from $1,501,366 to $646,648 for the Fiscal Years ended 6/30/12 and 6/30/13 respectively. The decrease is primarily attributable to the lower share-based payments expense of $52,250 compared to $692,182 in Fiscal 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in Fiscal 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in Fiscal 2012 and only $2,180 in Fiscal 2013. As a result of the Company’s convertible promissory note being accreted almost to its face value, the accretion expense was also lower in Fiscal 2013 at $14,730 compared to $47,380 in Fiscal 2012. The decrease in costs related to the above items was offset by an increase in interest charges during Fiscal 2013 of $33,596. The terms of the Company’s convertible promissory note were modified in Fiscal 2013 to accrue interest at 18% retroactively from the 9/21/11date of the issuance of such convertible promissory note, resulting in the higher interest charge during the year ended 6/30/13.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2012, ENDED 6/30/12

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Investments during Fiscal Year 2012 Ended 6/30/12 - During the Fiscal Year ended 6/30/12, the Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. On 5/07/12, the Company acquired 300,000 shares of Tawau Green Energy Sdn. Bhd. (“TGE”) for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Kota Kinabalu, Sabah, Malaysia and is in the business of developing geothermal energy at the Apas Kiri project site. The 300,000 shares represent the Company’s 10% interest in TGE. Under the terms of the agreement, the Company shall pay MYR 3,000,000 in the form of 12 monthly payments of MYR 250,000 each before 5/06/13. The remaining MYR 3,000,000 of the investment will be earned through the Company’s expenditures on a mutually agreed upon work program conducted at Apas Kiri site prior to 5/06/13. In the event that the Company elects not to complete the transaction during the prescribed 12-month period, then the Company shall be obliged to return that proportion of the 300,000 shares unpaid-for at 5/06/13. Transaction costs amounted to MYR 19,969 ($6,500), resulting in a total cost of investment in TGE of $1,972,100.

Finance during Fiscal Year 2012 Ended 6/30/12 - During the Fiscal Year ended 6/30/12, the Company received $1,000,000 from the proceeds of a private placement and convertible promissory note. These receipts were offset by the payments on the Company’s promissory notes with interest of $110,830. In the prior year ended 6/30/11, $30,000 was received as proceeds of promissory notes from related parties.

Income during Fiscal Year 2012 Ended 6/30/12 - Overall, the Company had a loss from operations during the year ended 6/30/12 of $ 1,846,559 compared to $1,893,765 in the year ended 6/30/11. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.03 in 2011.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 15 of 34

Expenses during Fiscal Year 2012 Ended 6/30/12 - General and administrative expenses decreased by $ 391,178 from $1,892,544 to $ 1,501,366 for the Fiscal Years ended 6/30/11 and 6/30/12, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,458 to $ 160,994 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the year ended 6/30/12. Management fees decreased from $282,724 to $172,184 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $85,305 to $39,644 as a result of the sale of the Company’s inactive subsidiary, CEPL in the prior year and the wind up of the operations of the CGX joint venture. The decreases in the above costs were offset by an increase in share-based payments expense which increased from $140,953 to $ 692,182 as a result of additional option grants in the current year. Accretion expense increased from $nil to $47,380 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the year ended 6/30/12. Travel and accommodation expense increased from $18,942 to $53,724 as a result of increased corporate travel related to securing a private placement as well as travel during negotiations for the TGE investment and the CBM Asia joint venture. Investor relations costs increased from $nil to $41,915 as a result of increased promotion of the Company during the period.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/14, 6/30/13, and 6/30/12. Cash on hand is sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during the next fiscal year.

  Working Capital Situation at Fiscal 2014 ended 6/30/14 At the end of Fiscal 2014 on 6/30/14, the Company’s consolidated financial statements reflect a working capital deficit of $693,794 compared to the 6/30/13 working capital deficit of $744,691. Cash used in operating activities during the year ended 6/30/14 totaled $533,013, compared with $189,464 in the prior fiscal year. Cash used in investing activities during Fiscal 2014 was $ 1,219 compared to $15,544 during the prior fiscal year.

  Working Capital Situation at Fiscal 2013 ended 6/30/13 At the end of Fiscal 2013 on 6/30/13, the Company’s consolidated financial statements reflect a working capital deficit of $744,691 compared to the 6/30/12 working capital deficit of $277,815. Cash used in operating activities during the year ended 6/30/13 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended 6/30/12. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

  Working Capital Situation at Fiscal 2012 ended 6/30/12 - At the end of Fiscal 2012 on6/30/12, the Company’s consolidated financial statements reflect a working capital deficit of $277,815 compared to the 6/30/11 working capital deficit of $821,559. The main use of funds during the year was the Company’s general and administrative operating expenditures. The cash balance at 6/30/12 was $152,971 compared to $17,427 as at 6/30/11, representing an increase of $135,544. The Company used $628,375 for operating activities during the year ended 6/30/12 compared with $100,901 in the prior year ended 6/30/11. The cash resources used for investing activities during the year ended 6/30/12 was $125,251 compared with $515 for the prior year ended 6/30/11. The cash resources provided by financing activities during the year ended 6/30/12 was $889,170 compared with $30,000 in the prior year ended 6/30/11.

  Working Capital Situation at Fiscal Year 2011 ended 6/30/11 - At the end of Fiscal 2011 on6/30/11, the Company’s consolidated financial statements reflect a working capital deficit of $821,559.This represents a decrease in working capital of $636,961 compared to the 6/30/10 working capital deficit of $184,598.The main use of funds during the year was the Company’s general and administrative expenditures. The cash balance at 6/30/11 was $17,427 compared to $88,843 as at 6/30/10, representing a decrease of $71,416.The Company used $100,901 for operating activities during the year ended 6/30/11 compared with $686,628 in the year ended 6/30/10.The cash resources used for investing activities during the year ended 6/30/11 was $515 compared with $1,469 for the prior year ended 6/30/10.The cash resources provided by financing activities during the year ended 6/30/11 was $30,000 compared with $185,010 in the year ended 6/30/10.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 16 of 34

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our “Short Term” (at least one year), “Mid Term” (two to three years) and “Long Term” (over three years) debt and fixed contractual obligations for the upcoming five Fiscal Years:

Contractual Obligations as at 6/30/14
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

Board of Directors
Director’s Name	Type of Director	Age	Date First Appointed	Committee Memberships	Experience (See details below)	Name and Symbol of Other Public Company of Which He is Also a Director
Richard L. McAdoo	Executive Director & CEO	60	1/99	Compensation, & Reserves	Geologist	None
Robert V. Rudman	Executive Director & CFO	67	12/09	Audit& Reserves	Accountant	None
David T.W. Yu	Non-Executive Director	60	5/05	Audit & Compensation	Businessman	Apolo Gold & Energy Inc (OTCQB: APLL)
Phillip B. Garrison	Non-Executive Director	61	9/07	Audit & Compensation	Businessman & Accountant	None

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 17 of 34

  Experience and Principal Business Activities of the Directors - A brief description of the qualifications, experience, and principal business activities of each Director referenced in the preceding table follows:

    Executive Director - Richard L. McAdoo holds a Bachelors and a Masters degree in Geology from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo also currently serves as a director and as the Chief Executive Officer of Ruaha River Power Company Limited a majority owned and controlled subsidiary of the Company incorporated in Tanzania.

    Executive Director - Robert V. Rudman is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and director of an emerging high technology Canadian public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and as the Chairman of the Board.

    Non-Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director. He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during the conflict there. Mr. Garrison also currently serves as a director of Ruaha River Power Company Limited a majority owned and controlled subsidiary of the Company incorporated in Tanzania.

    Non-Executive Director - David T.W. Yu is a resident of Hong Kong, and is an independent financial professional with thirty years of experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu headed negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar projects in South America and in Indonesia. Mr. Yu has informed the Company that he shall not stand as a candidate for re-election to the board of directors at the 2014 annual general meeting scheduled for 12/05/14 due to limitations on his time involving other business obligations.

  Directors Changes - The following changes to the Company's board of directors occurred subsequent to the end of the Company's Fiscal 2014 year on 6/30/14 and prior to the Report Date:

    Director Resignation - Johnny Christiansen resigned from the Company's board of directors on 9/15/24 as part and parcel of the agreement dated the same date for the sale of the Company's 51% share holding in Visionaire Energy AS, a company of which Mr. Christiansen is an insider.

    Director Not Standing - Current director, Mr. David T.W. Yu, has informed the Company that he shall not stand as a candidate for reelection to the board of directors at the 2014 annual general meeting scheduled for 12/05/14 due to limitations on his time involving other business obligations. He will serve out his term as a director, but will cease to be a director on 12/05/2014.

    Subsidiary Director - Current director Mr. Phillip B. Garrison was appointed on 10/31/14 to also serve on the board of directors of the Company's 65% owned subsidiary, Ruaha River Power Company Limited.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 18 of 34

  Director Candidate - John Tate has been proposed by management to stand as its designated candidate for election to the Company's board of directors at the Company's Fiscal 2014 annual general meeting scheduled for 12/05/2014 pursuant to the information circular for the meeting dated 10/27/14. Mr. Tate will take up duties as a director upon his election from 12/05/14. A brief description of the qualifications, experience, and principal business activities of Mr. Tate is as follows:

John Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC. Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Masters degree in finance at Colorado State University and he is a Certified Public Accountant. Mr. Tate currently serves as a director and as the Chief Financial Officer of Ruaha River Power Company Limited. As at the Report Date, the Company owns a 65% equity interest in Ruaha River Power Company Limited, and 35% is owned by Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

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

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Experience (See below for details)	Other Directorships of Other Public Companies or Related Parties
Richard L. McAdoo [1]	Chairman & CEO	60	1/99	Geologist	None
Robert V. Rudman[2]	CFO	67	9/09	Businessman & Chartered Accountant	None
Notes to table:
(1)	A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries.
(2)	A full time employee of the Company who spends substantially all of his time on the affairs of the Company and its subsidiaries He is also a Canadian Chartered Accountant.
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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 19 of 34

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 20 of 34

Compensation of Officers and Directors- During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Summary Table - Compensation of Directors and Officers During Fiscal 2013
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards(1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
OFFICERS
Richard L. McAdoo Chairman & CEO	30-JUN-14	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Robert V. Rudman CFO	30-JUN-14	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000
NON-EXECUTIVE DIRECTORS		Fees							Fees
Johnny Christiansen (2) Non-Executive Director	30-JUN-14	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Phillip B. Garrison Non-Executive Director	30-JUN-14	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	30-JUN-14	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the table:
[1]	When applicable the value of the share-based and options awards reflects the fair value of options granted on the dates of grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility as a percentage; and e) no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
[2]	Mr. Christiansen resigned as a director of the Company on 9/15/14, subsequent to the end of Fiscal 2014.

C.	BOARD PRACTICES.

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting. The Company is currently authorized to have up to five Directors. Our last annual general meeting was held on 5/23/14, at which then retiring incumbent Directors McAdoo, Rudman, Garrison, and Yu were each re-elected. Each of our Directors holds office until the next annual general meeting of the Company, unless his office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

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

Additional Audit Committee Disclosure Required by Canadian Regulators - National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

  Composition of the Audit Committee - The Company’s audit committee during the most recently completed financial year consisted of three directors: Robert V. Rudman, Philip B. Garrison, and David T.W. Yu. As defined in NI 52-110, Phillip B. Garrison, and David T.W. Yu. are both “independent”. Robert V. Rudman is CFO of the Company and is therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 21 of 34

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

During Fiscal 2014, in addition to its Officers, the Company had two full time employees, who were all located at the Company’s Indonesia representative office in Jakarta. Of these two employees is accounting staff and the other is administrative and support staff. None of the Company’s employees are represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of	Name of	Number of Voting	% of Total Voting
Security	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	9,579,158	6.7%
Common Shares	Robert V. Rudman, Director &CFO	3,752,000	2.6%
Common Shares	David T.W. Yu, Non-Executive Director	3,833,334	2.7%
Common Shares	Phillip B. Garrison, Non-Executive Director	0	0.0%
Common Shares	Johnny Christiansen, Former Director [a]	[b] 20,000,000	14.0%
	Directors & Officers as a Group	37,164,492	26.0%
Common Shares	Total Issued & Outstanding	143,015,381	100.0%
Note:	a	Mr. Christiansen resigned as a director of the Company on 9/15/14, subsequent to the end of Fiscal 2014.
	b	These shares are owned by Visionaire Invest AS. They are controlled by Mr. Christiansen by virtue of him personally owning a 29% stake in Visionaire Invest AS and being its CEO.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 22 of 34

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

Stock Options Held by Directors and Officers
Name of Optionee	US$ Option	Date Option	Number of	Percent
Directors & Officers	Exercise Price	Expires	Options	Of Total
Richard McAdoo, Director & CEO	$0.05	12/31/15	1,000,000	31.7%
	$0.05	03/31/15	4,000,000
Robert Rudman, Director &CFO	$0.05	12/31/15	1,000,000	31.7%
	$0.05	03/31/15	4,000,000
David T.W. Yu, Director	$0.05	12/31/15	1,000,000	6.3%
Phillip B. Garrison, Director	$0.05	12/31/15	1,000,000	6.3%
	Total Directors & Officers as a Group		12,000,000	76.0%
Other Optionees as a Group	$0.05	12/31/15	3,800,000	24.0%
Total Stock Options Outstanding at the Report Date			15,800,000	100.0%

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2014 year ended on 6/30/14, the total number of common shares issued and outstanding was 123,615,381. As of the Report Date the total number of common shares issued and outstanding was 143,015,381. Zero preferred shares were issued at the end of Fiscal 2014, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Last Audited Year End 6/30/14	Last Unaudited Month End 10/31/14	At The Report Date
Common Shares	500,000,000	123,615,381	143,015,381	143,015,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 173,277,881 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 143,015,381 common shares actually issued and outstanding plus 9,462,500 outstanding unexercised warrants, plus 15,800,000 outstanding unexercised

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 23 of 34

options to purchase additional common shares, plus 5,000,000 outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Last Audited Year End 6/30/14	Last Unaudited Month End 10/31/14	At The Report Date
Common Shares	123,615,381	143,015,381	143,015,381
Warrants	11,462,500	9,462,500	9,462,500
Options	15,800,000	15,800,000	15,800,000
Debt Conversion Rights	5,000,000	5,000,000	5,000,000
Fully Diluted Total	155,877,881	173,277,881	173,277,881

A.	MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 143,015,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Mr. J. Khan (1)	15,000,000	10.6%
Common Shares	Dr. K. Tan (2)	15,000,000	10.6%
Common Shares	Mr. R. L. McAdoo (3)	9,579,158	6.8%
Common Shares	Visionaire Invest AS (4)	20,000,000	14.2%
	Major Shareholders as a Group	59,579,158	42.2%
Common Shares	Total Issued & Outstanding (5)	143,015,381	100.0%

Notes to Table:
1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Malaysian businessman
3	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
4	Major Shareholder, Private Norwegian holding company
5	Does not included shares held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

Registered and Unregistered Shareholders - We estimate that the total number of Registered and Unregistered Shareholders of the Company is approximately 990, based on the following assumptions:

  Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer agent furnishes us a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information. As at the 10/24/14 record date for our 2014 annual general meeting we had 190 registered shareholders holding about 57% of our outstanding common shares.
  Unregistered Shareholders - The Company has researched to the best of its ability, the “Unregistered Shareholders”. The shares of our
  Unregistered Shareholders are commonly held by brokerage firms that use a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company’s issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or
  “CDS” is a Canadian depository and “CEDE” an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholders represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the record date of our most recently held annual general or special shareholders meeting. Unregistered Shareholders hold about 43% of our outstanding common shares.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 24 of 34

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain. As at the 10/24/14 record date of our annual general meeting we estimate that 24% of shares are held by residents located in the USA, another 29% in Canada, and the remaining 47% in other countries.

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

During the Fiscal Year ended 6/30/14, management, director and officer fees in the amount of $282,842 were paid or accrued to directors and officers of the Company. At the end of the Fiscal Year on 6/30/14, $298,400 was payable to officers of the Company relating to outstanding management fees. During Fiscal 2014 the Company repaid a personal loan from an officer, outstanding since 2010, in total amount of $27,107 which included $1,276 in interest.

The Company acquired a 51% stake in Visionaire Energy AS ("VE") from Visionaire Invest AS ("VIN") in a shares-swap transaction completed during Fiscal 2013 on 6/04/13. VIN retained a 49% stake in VE. The Company issued 20,000,000 common shares to VIN in consideration for 51% of the shares of VE. At closing of the transaction, Mr. Johnny Christiansen became a director of the Company. Mr. Christiansen is also the chief executive officer of both VE and of VIN. He also beneficially owns 29% of the shares of VIN. The 20,000,000 shares of the Company owned by VIN represent about 14% of the Company's issued and outstanding share capital, an amount which is in excess of 10%, and makes VIN an insider, affiliate, and related party of the Company. On 9/15/14, the Company entered into a sale and purchase agreement with VIN to sell its 51% equity interest in VE back to VIN for total consideration of $1,200,000 consisting of a return of its 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. Mr. Christiansen abstained from voting on the director's resolution to sell the VE stake; and resigned, also on 9/15//14, from the Company's board upon signature of the agreement. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 12/05/14. VIN has confirmed to the Company that it recognizes its obligations as a deemed insider of the Company, holding in excess of 10% of the Company's shares, and therefore it shall not attempt to vote its shares at the 12/05/14 general meeting on any issues requiring a shareholder vote, including approval of sale of the Company's 51% stake in VE back to VIN.

Except for the related party transactions described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s preceding Fiscal Year ended 6/30/13 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Since the end of the Company's Fiscal 2014 year end, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 25 of 34

ITEM-8 : FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Preparation of Financial Statements - The Company prepares annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. During the course of the Company’s Fiscal Year, management prepares unaudited quarterly consolidated financial statements as at 30 September, 31 December, and 31 March which are filed on SEDAR with the British Columbia Securities Commission within 60 days of the quarter’s end. These same quarterly statements are filed by the Company on EDGAR as Form-6K filings.

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

IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian publicly accountable enterprises. The effective changeover date for the Company is 7/01/11, at which time Canadian GAAP ceased to apply for Continental and was replaced by IFRS. Following this timeline, the Company issued its first set of interim financial statements prepared under IFRS for the quarter ended 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/01/10. The first annual IFRS consolidated financial statements were prepared for the Fiscal year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11. Commencing from 7/01/11, the Company's financial statements were prepared in accordance with IFRS. The Company’s audited financial statements for Fiscal 2014 can be found under "Item 18 - Financial Statements" in the Annual Report below.

B.	SIGNIFICANT CHANGES.

Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Default on Convertible Note - As at the Report Date the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder.

(a)	On 9/21/11, the Company issued a convertible promissory note for proceeds of $250,000. The note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest thereupon is also convertible, at the option of the holder, at the same conversion rate. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 9/22/13, the original maturity date.

(b)	The note originally accumulated interest at a rate of 10% per annum or at 15% per annum in the event of default of payment. On 11/21/12, the Company reached an agreement with the note holder that increased the interest rate retroactively to 18%, extended the maturity date to 3/21/13, and reduced the conversion price from $0.08 to $0.05 per share. This amendment to the terms of the note resulted in an incremental value of $1,000.

(c)	On 5/21/13, the Company reached an agreement with the note holder that extended the maturity date to 9/21/13, extended the term of the additional consideration warrants to 3/21/15, and reduced the exercise price of the additional consideration warrants to $0.08.This amendment to the terms of the note resulted in an incremental value of $1,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $16,719.

(d)	On 10/4/13, the Company reached an agreement with the note holder that extended the maturity date to 11/15/13. This amendment to the terms of the note resulted in an incremental value of $8,500.

(e)	On 12/12/13, the Company reached an agreement with the note holder that extended the maturity date to 1/31/14 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

(f)	On 3/31/14, the Company reached an agreement with the note holder that extended the maturity date to 4/30/14 and extended the term of the additional consideration warrants to 12/31/15. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 26 of 34

(g)	On 7/28/14, the Company reached an agreement with the note holder to extend the maturity date of the promissory note to 9/30/14 without any additional consideration.

(h)	The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model as further discussed in Note 12 to the Company's attached annual audited financial statements.

Cease Trade Orders - Subsequent to the end of Fiscal 2013, the British Columbia Securities Commission issued the Company a cease trade order on 12/23/13 and the Alberta Securities Commission issued a cease trade order on 3/26/14. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 6/30/13 and interim unaudited statements for the quarters ended 9/30/13 and 12/31/13. The orders prohibited trading of the Company’s securities in Canada until the deficiency is cured by the filing by the Company of the required financial reports and revocation orders have been issued by both Commissions. The Company has cured these deficiencies with its 4/23/14 filing on SEDAR of its audited annual financial statements for Fiscal 2013 and its subsequent filing, on 2/05/14, of interim statements for quarters ended 9/30/13 and 12/31/13. On 5/05/14, the Company applied for a revocation order with the Commissions. Subsequent to the 6/30/14 end of Fiscal 2014, the Commissions revoked the cease trade orders on 7/23/14.

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

The Company's common shares trade on the OTCQB in the United States under the symbol "CPPXF", since 3/24/98. The following table lists the volume of trading and the high and low trading prices during the quarter and the end quarter closing sales price for the Company's common shares for the last eight fiscal quarters. The closing price of the common shares on 9/30/14 was $0.05.

For the Period	Common Shares Trading Volume	High Price	US$ Dollar Sales Price Low Price	Closing Price
Quarter Ended - 09/30/2014	1,200,800	$0.05	$0.03	$0.05
Quarter Ended - 06/30/2014	545,300	$0.05	$0.03	$0.05
Quarter Ended - 03/31/2014	2,600,489	$0.06	$0.01	$0.04
Quarter Ended - 12/31/2013	1,881,637	$0.07	$0.01	$0.05
Quarter Ended - 09/30/2013	1,798,978	$0.10	$0.02	$0.04
Quarter Ended - 06/30/2013	1,463,538	$0.14	$0.01	$0.07
Quarter Ended - 03/31/2013	705,030	$0.07	$0.01	$0.05
Quarter Ended - 12/31/2012	2,324,721	$0.05	$0.01	$0.03

B.	PLAN OF DISTRIBUTION.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 27 of 34

ITEM-10 : ADDITIONAL INFORMATION.

A.	SHARE CAPITAL.

We are filing this Form-20F as an annual report under the Exchange Act and therefore the provision of information called for by this Item-10.A is not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc."On 1/03/96 the name was changed to "Continental Copper Corporation". On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia).At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At a special general meeting of the shareholders on 9/10/08 the shareholders amended and adopted the Company’s current Articles.

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

Objects and Purposes - Neither our Notice of Articles or Articles contain a limitation on our objects and purposes.

Directors - Our Articles have provisions related to conflicts of interests of directors in certain corporate transactions. A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company proposes to enter into, must disclose such interest and is liable to account to the Company for any profit that accrues to the director or senior offer as a result of the transaction if the provisions for disclosure and director approval set out in the Business Corporations Act (British Columbia) are not complied with. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Under the Business Corporations Act (British Columbia), a director does not hold a disclosable interest in a contract or transaction merely because it relates to his/her compensation in his/her capacity as a director, officer, employee or agent of the Company. Our Articles provide that our directors may, without shareholder approval, borrow money upon the credit of our Company, issue and sell bonds or debentures and provide guarantees. Neither our Notice of Articles nor Articles set out a mandatory retirement age for our directors and our directors are not required to own securities of our Company in order to serve as directors.

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

Rights, Preferences and Restrictions -Pursuant to our Articles and the Business Corporations Act (British Columbia), holders of our common stock are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our Company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our Company upon dissolution. Shares of our preferred stock of each series rank on a parity with our share of preferred stock of any other series and are entitled to a preference over shares of our common stock with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our Company. The provisions in our Articles attaching to our common stock and our preference stock may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding shares of common stock and two-thirds of the shares of preferred stock, as applicable. With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our Company, including: the sale of all or substantially all of its assets, an merger or other arrangement or an alteration to our Company's authorized capital) that require the approval of two-thirds of the votes cast by shareholders (holding common stock) entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 28 of 34

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

Reporting of Share Ownership -Neither our Notice of Articles or Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than ten percent of our issued and outstanding shares, and United States Federal securities laws require the disclosure in this Annual Report on Form-20F of holders who own more than five percent of our issued and outstanding shares.

C.	MATERIAL CONTRACTS

TGE Agreement - On 5/07/12, the Company acquired 300,000 shares, representing a 10% stake, of Tawau Green Energy Sdn. Bhd. ("TGE") for the sum of 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). During Fiscal 2013, the TGE Agreement was terminated on 5/20/13 and the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE. As at the Report Date, the TGE Agreement is no longer in force or effect.

The Bengara-II Production Sharing Contract (“PSC”) - On 12/04/97 Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) entered into a Production Sharing Contract (“PSC”) for the Bengara-II PSC contract area with the Minister of Mines and Energy of the Republic of Indonesia. Pursuant to a news release dated 10/16/12, the Company announced that negotiations with the Indonesian government for an extension of the Bengara-II PSC's term had terminated and consequently the Bengara-II PSC was relinquished and allowed to expire in accordance with its term. As at the Report Date, the Company has no interest in or residual liabilities from, the Bengara-II PSC.

CBM Joint Study and Bid Group Agreement - On 5/05/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. to bid for new coal bed methane properties development in Indonesia. The agreement expired and terminated on 4/27/14 in accordance with its provisions because no new bids were submitted. The exclusivity provisions of the agreement remain in effect until 4/27/15 and the confidentiality provisions until 4/27/16.

Malaysia Joint Study and Bid Group Agreement - On 11/12/13, subsequent to the end of Fiscal 2012, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company. At the Report Date, the Malaysia Joint Study and Bid Group remains in effect.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 29 of 34

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 30 of 34

G.	STATEMENT BY EXPERTS.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 31 of 34

PART-II

ITEM-13 : DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The provision of information called for by this Item-13 is not applicable.

ITEM-14 : MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The provision of information called for by this Item-14 is not applicable.

ITEM-15 : CONTROLS AND PROCEDURES.

A.	DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at Fiscal Year ended 6/30/14 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/14.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/14, based on those criteria.

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

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 32 of 34

ITEM-16 : [RESERVED]

A.	AUDIT COMMITTEE FINANCIAL EXPERT.

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

Our Board of Directors has determined that Phillip B. Garrison and David Yu qualify as "independent" members of our Audit Committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the National Association of Securities Dealers (NASD). We believe that having an Audit Committee that consists entirely of independent Directors is not warranted in our circumstances given the early stages of our development, the costs involved, and the fact that we have not generated revenues to date.

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

The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's auditors on 10/13/06. DMCL is a member of the Institute of Chartered Accountants of British Columbia. The firm is also a member of the Canadian Institute of Chartered Accountants. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal accountant to audit our financial statements for Fiscal 2014, the period covered by this Annual Report.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/14 were $ 30,000 (2013 - $ 27,540).

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/14 were $ nil (2013 - $nil).

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

During the most recently completed Fiscal Year ended 6/30/14 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The provision of information called for by this Item-16.F is not applicable. There have been no changes to our certifying accountant during the past two most recent Fiscal Years.

G.	CORPORATE GOVERNANCE.

Our Company’s securities are quoted on the OTCQB and are not listed on a national securities exchange. This Annual Report is for our Fiscal Year ended 6/30/14. Therefore the provision of information called for by this Item-16.G is not applicable.

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 33 of 34

PART-III

ITEM-17 : FINANCIAL STATEMENTS.

Refer to "Item 18 – Financial Statements" below.

ITEM-18 : FINANCIAL STATEMENTS.

The Company is providing its audited annual financial statements for Fiscal 2014 with this Annual Report on Form-20F in the form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

Consolidated Financial Statements Filed With and as a Part of this Annual Report

(1)	Financial Statement Title Page
(2)	DMCL's Independent Auditor's Report
(3)	Audited Consolidated Financial Statements for the past two Fiscal Years ended 6/30/14 and 6/30/13, including:
	a.	Consolidated Statements of Financial Position.
	b.	Consolidated Statements of Comprehensive Loss.
	c.	Consolidated Statements of Cash Flow.
	d.	Consolidated Statement of Changes in Equity (Deficiency).
	e.	Notes to the Consolidated Financial Statements.
(4)	Management's Discussion & Analysis for the 2014 fiscal year ended 6/30/14 on Canadian Form 51-102F.

ITEM-19 : EXHIBITS.

Exhibit	Description
01.1	(1) Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2) Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO.
18.0	Audited Annual Financial Statements More Fully Described in Item-18 above.
99.1	(3) Audit Committee Charter
99.2	(4) Compensation Committee Charter

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

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________
By: Richard L. McAdoo, Director & CEO
Report Date: 31 October 2014

Continental Energy Corporation - Form-20F Annual Report for FYE 2014	Page 34 of 34