Form 20-F
period 2015-06-30
CONTINENTAL ENERGY Corp
filed 2017-05-26
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM-20F

[ _ ] Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

[X] Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended 30 JUNE 2015

or

[ _ ] Transition Report pursuant to section 13 or 15 (D) of the Securities Exchange Act of 1934

or

[ _ ] Shell Company Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Address of principal registered, records, and executive office)

Robert Rudman, CPA, Chief Financial Officer, phone 561-779-9202, rrudman@continentalenergy.com
900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Company contact person's name, phone number, and E-mail and street addresses)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	Not Applicable

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common	123,015,381 common shares
shares as of the close of the period covered by the annual report:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	[ _ ] YES	[ X ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant
to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note – Checking the box above will not relieve any registrant	[ X ] YES	[ _ ] NO
required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required	[ X ] YES	[ _ ] NO
to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every
Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)	[ _ ] YES	[ X ] NO
during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.	[ _ ] Large accelerated filer
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):	[ _ ] Accelerated filer
[ X ] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to
prepare the financial statements included in this filing: (Check one):	[ _ ] US GAAP	[ X ] IFRS as issued by the IASB	[ _ ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement	[ _ ] Item-17	[ _ ] Item-18
item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the	[ _ ] YES	[ X ] NO
Exchange Act.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.	[ _ ] YES	[ X ] NO
(Applicable Only To Issuers Involved In Bankruptcy Proceedings During The Past Five Years)

PART-I

This report is made on EDGAR in electronic form, in English, on US SEC Form-20F pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and constitutes an "Annual Report" report by the filer, a foreign private issuer.

The following defined terms are used consistently throughout this Annual Report.

  Company - As used in this Annual Report, the terms "we", "us", "our" and "Company" all refer to and mean Continental Energy Corporation, a foreign private issuer incorporated in British Columbia, Canada, whose shares trade on the OTCQB under the symbol "CPPXF".

  Date Format - Dates are expressed in this Annual Report in the form "6/30/15", which in this case means 30 June 2015.

  Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  Fiscal 2015 - This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/15, which is herein referred to as “Fiscal 2015”, and includes audited annual consolidated financial statements as at that date.

  Report Date - The date of this Annual Report is 5/26/17, which is referred to herein as the "Report Date". This Annual Report was prepared during May 2017 and the information contained herein is current and valid as at the Report Date.

In accordance with the Company's Canadian securities regulatory requirements and continuous disclosure obligations promulgated under National Instrument 51-102, the Company is also filing a copy of this Form-20F on SEDAR in Canada as an "AIF" or "Annual Information Form". This AIF filing is as permitted under Part-1.1.(1) of NI 51-102. Some additional content required by Form NI 51-102F2 AIF is contained herein that would not otherwise be required for the sole purposes of a Form-20F Annual Report pursuant to sections 13 or 15(d) of the Exchange Act.

ITEM - 1 : IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-1 is not applicable. Disclosure of information on directors and senior managers may instead be found in Item-6.

ITEM - 2 : OFFER STATISTICS AND EXPECTED TIMETABLE

This Form-20F is filed as an Exchange Act "Annual Report" and not as a "registration statement" and therefore the provision of information called for by this Item-2 is not applicable.

Item - 3 : Key Information

A.	SELECTED FINANCIAL DATA.

The financial data for Fiscal Years ended 6/30/13, 6/30/14, and 6/30/15 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/11 and 6/30/12 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

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

Commencing from 7/01/11 and for the Fiscal Years ended 6/30/12, 6/30/13, 6/30/14, and 6/30/15, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") issued by the International Accounting Standards Board ("IASB") instead of GAAP. The first annual IFRS consolidated financial statements were prepared for the Fiscal Year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share, in this Annual Report; and hence no basis for such calculation is included.

The selected financial data set forth in the following table should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	*6/30/15	*6/30/14	*6/30/13	*6/30/12	**6/30/11
Revenue	-	-	-	-	-
Net Loss	(956)	(939)	(700)	(1,847)	(1,894)
Loss Per Share – Basic	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)
Loss Per Share – Diluted	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	128,601	123,488	101,947	81,086	72,390
Working Capital	(836)	(694)	(745)	(278)	(822)
Oil and Gas Properties	-	-	-	0.001	0.001
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	(833)	483	179	(149)	(803)
Total Assets	20	845	897	298	44

Notes:	* Stated in accordance with IFRS as issued by IASB.
** Restated in accordance with IFRS on 7/01/12.

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in six other currencies: Canadian Dollars (“CDN”), Indonesian Rupiah (“IDR”"), United Arab Emirates Dirham ("AED"), Singapore Dollars (“SGD”), Malaysian Ringgit ("MYR"), and Norwegian Krone ("NOK"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

	Foreign Currency Exchange Rates
	Equal to One US Dollar
	CDN	IDR	AED	SGD	MYR	NOK
Month Ended 3/31/17	1.3320	13,319	3.6728	1.3968	4.4271	8.5769
Fiscal Year Ended 6/30/16	1.2991	13,204	3.6729	1.3479	3.9948	8.3913
Fiscal Year Ended 6/30/15	1.2475	13,359	3.6728	1.3474	3.7639	7.8612
Fiscal Year Ended 6/30/14	1.0672	11,859	3.6728	1.2466	3.0298	6.1331
Fiscal Year Ended 6/30/13	1.0487	9,901	3.6728	1.2708	3.1829	6.0718
Fiscal Year Ended 6/30/12	1.0166	9,385	3.6728	1.2654	3.1717	5.9582

B.	CAPITALIZATION AND INDEBTEDNESS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.B is not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.C is not applicable.

D.	RISK FACTORS.

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

b)

Political Risk - The Company's business activities and investments are all located out of its home jurisdiction of Canada and are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new government policies adverse to the Company could include a change in crude oil pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the local currency have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in production and income levels. These conditions have affected and may continue to affect the operating environment in a particular country, as well as the cost and availability of financing for natural resources development efforts. The normal economic conditions in any country may sustain shocks that exacerbate adverse economic conditions and such shocks could originate from various sources, including social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives that are adverse to foreign investment.

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

f)

Geological Risk - From time to time the Company participates in exploration for new oil and gas accumulations or it evaluates the availability of sufficient water, wind, or geothermal resources to justify a possible alternative energy development. Each of these activities involves a high degree of geological risk. There is no assurance that expenditure to be made by the Company in the search for such resources will result in any discoveries of sufficient resources of a quantity to justify or sustain a commercial development.

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

h)

Operating Risks - Oil, gas, and electricity production operations involve risks normally incident to such heavy industrial activities, including fires, spills, equipment failure, accidents, and well blowouts. Any of these hazards could result in damage to, or destruction of, our facilities or properties. Such hazards could also injure persons or adversely affect the environment. Dealing with such damage could greatly increase the cost of operations and detrimentally affect our financial condition.

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

k)

Title Risk - We have or may acquire leases, rights or other property associated with our projects, but the property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through our due diligence searches. We believe our interests are valid, but this is no guarantee against possible claims. If title to property associated with our projects is challenged, we may have to expend funds defending any such claims and our ownership interest therein may be detrimentally affected if we lose.

l)

Price Volatility Risks - During the past few years, world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline. Skyrocketing demand in emerging markets has driven electricity prices to record highs in many localities. This price volatility has substantial impact upon the international oil and gas and energy business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil, gas, and electricity prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

m)

Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are, and may be, denominated in other currencies. Fluctuations in these currencies may have a substantial effect on the Company’s financial statements due to related gains or losses due to exchange rate changes. The Company does not hedge and engage in other strategies to protect itself from adverse fluctuations in the respective exchange rate. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations.

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

u)

No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, and such action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

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

aa)

Forward-Looking Statements - This Annual Report may contain forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Item - 4 : Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

a)

Name of the Company - The name of the company is "Continental Energy Corporation" and it is herein referred to as the "Company". Upon its incorporation on May 29, 1984, the name of the Company was "Intl. Focus Res. Inc.” On January 3, 1996 the name was changed to "Continental Copper Corporation”. On October 23, 1997 the name was changed to "Continental Energy Corporation".

b)

Incorporation - The Company was incorporated under the Business Corporations Act of British Columbia on May 29, 1984 under incorporation number BC0278646 issued by the Province of British Columbia Registrar of Companies in Victoria, British Columbia, Canada.

c)

Domicile - The Company is a limited liability company and its domicile is at its registered and records office located at 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, telephone +1-604-687-5700, care of the Company's general counsel, Clark Wilson LLP. The Company does not have an office in the USA.

d)

Important Events – Except for those certain events described in Item-4.A.h and Item-4.A.i herein below, the Company has not made, during the fiscal year covered by this Annual Report and up to the Report Date, any important events in the development of the its business through any material reclassification, merger or consolidation or any of its significant subsidiaries; any acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting its business or to the types of business conducted; name changes; or any bankruptcy, receivership or similar proceedings with respect to the Company or any one of its significant subsidiaries.

e)

Important Investments or Divestitures – Except for Visionaire subsidiary divestiture and those certain additional events described in Item- 4.A.h and Item-4.A.i herein below, the Company has not made, during its last three financial years and up to the Report Date, any material capital expenditure investments and divestitures (including interests in other companies).

f)

Important Planned Investments or Divestitures – As at the Report Date, the Company does not have any material capital expenditures and divestitures (including interests in other companies) planned and/or committed under contract. However, the Company is always looking to develop new business opportunities for expansion of its core business interests in upstream and downstream oil and gas and in conventional and alternative energy within the Company's focus area of Indonesia. The Company expects to source external finance for any new acquisitions or opportunities realized.

g)

Public Takeover Offers – During the fiscal year covered by this annual report and up to the Report Date, the Company has not received or sought any public takeover offers by third parties in respect of the Company’s shares, nor has the Company made any public offers in respect of a takeover of other Companies’ shares.

h)	Material Events Occurring During The Last Fiscal Year Ended 6/30/15 – Described in Chronological Order

  Annual Financial Report Filed for Fiscal 2013 – On 4/23/14 we made a late filing of the required audited annual financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for our Fiscal 2013 ended 6/30/13. These reports were filed electronically on SEDAR and included audited consolidated financial statements for the year plus management's discussion and analysis thereof. This filing also included the Company's annual reserves report for Fiscal Year 2013 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

  Reports Filed for Quarters Ended 9/30/14, 12/31/14 and 3/31/15 – On 5/02/14 we filed the required interim quarterly financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarters ended 9/30/13 and 12/31/13, the first two quarters of our Fiscal 2014. On 5/02/14 we filed the required interim quarterly financial reports and other disclosure in compliance with regulations of our home jurisdiction and the British Columbia Securities for the quarter ended 3/31/14, the third quarter of our Fiscal 2014. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus management's discussion and analysis thereof.

  2013 Cease Trade Order Revoked – The British Columbia Securities Commission issued the Company a cease trade order on 12/23/13 which was followed on 3/26/14 by a similar cease trade order from the Alberta Securities Commission. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 6/30/13 and its Quarterly Statements for the quarters ended 9/30/13 and 12/31/13. The orders prohibited trading of the Company’s securities in Canada until the deficiency was cured and the orders revoked. The Company made the filings to cure the deficiencies on 5/02/14 and made application for revocation on 5/05/14. On 7/23/14, the British Columbia Securities Commission and the Alberta Securities Commission revoked their cease trade orders against the Company.

  Convertible Promissory Note – On 7/28/14, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to 9/30/14.

  Private Placements – On 8/04/14, the Company completed a private placement consisting of 2,400,000 common shares at an issue price of $0.05 per share for total proceeds of $120,000. On 8/22/14, a $750,000 interest free loan was converted into a private placement of 15,000,000 common shares at an issue price of $0.05 per share. The two private placements raised $870,000 in capital for the Company.

  Sale of Norwegian Subsidiary – On 9/15/14, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1.2 million consisting of 20 million Company shares plus $200,000 in cash. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 12/05/14.

  Sale of Norwegian Subsidiary – Also on 9/15/14, pursuant to and dated effective with the same agreement, Mr. Johnny Christiansen, the CEO of Visionaire Invest AS, resigned from the Company's board of directors.

  New Affiliate Acquired in Tanzania – In a press release dated 9/24/14, the Company acquired 4,250,000 of the founders shares in Ruaha River Power Company Ltd. ("Ruaha Power"), a renewable energy power developer based in Dar es Salaam, Tanzania. The Company earned its shares in Ruaha Power for its technical contributions to the initial geotechnical evaluation and feasibility study work on Ruaha Power's Lukosi River hydropower project performed by the Company from its Jakarta office. Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania. Ruaha Power is currently developing a biomass, solar PV, diesel hybrid Mini-Grid at Malolo village in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

  The Company was one of the four founding shareholders of Ruaha Power who were issued a total of 10,000,000 founders shares and retained an additional 90,000,000 of authorized but unissued share capital for future fund raises. In addition to the Company's 42.5% stake in those issued, a private American development company, Pan African Management and Development Company, Inc. ("Panafra") owned 30% and two Tanzanian companies, Kastan Mining PLC ("Kastan") and Kitonga Electric Power Company each owned 12.5% and 15% respectively. Both Panafra and Kastan were then owned and controlled by Mr. John Tate and his family. Mr. Tate is a resident of Tanzania and also the senior executive in management control of Ruaha Power. Subsequent to the transaction, on 12/05/14, Mr. Tate was elected at the 2014 AGM and served as a director on the Company's board until his resignation effective 31/12/16. See Item-4.C.b. "Partially Owned Joint Venture Companies". Also see further discussion in Item-7.B "Related Party Transactions.

  Annual General Meeting Scheduled – On 9/29/14, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for the fiscal year ended 6/30/14. The record date for rights to vote is 10/24/14. The meeting is set for 12/05/14 and will be held at the boardroom of the Company's transfer agent in Vancouver.

  Ruaha Power Teams Up With Husk Power Systems – In a news release dated 10/01/14 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), had entered into a joint venture agreement with Husk Power Systems ("HPS") and had taken delivery of its first 32kW biomass power plant at its Dar es Salaam workshop. The power plant will provide primary generation capacity at Ruaha Power's first build-own-operate "Mini-Grid" network which shall generate, distribute, and sell electrical power directly to residential, commercial, and light industrial customers at pre-pay meters.

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

  Ruaha Power Kicks Off Malolo Mini-Grid – In a news release dated 10/07/14 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), had commenced construction of the Phase-I development of its Malolo Mini-Grid and had begun signing up first subscribers from a waiting list of 400 customers.

  The Malolo Mini-Grid is the first of four separate, isolated rural "Mini-Grids" to be built, owned, and operated by the Ruaha Power, from which it intends to generate, distribute, and sell electrical power directly to consumers at pre-payment meters. When complete, the four Malolo Mini- Grids will have a combined generation capacity of 300kW and each Mini-Grid shall directly deliver 75kW of power to a combined total of approximately 2,500 identified residential, commercial, and light industrial customers. The Mini-Grids are being installed in an area surrounding the village of Malolo and three nearby villages, all located in the Kilosa District, Morogoro Region, Tanzania.

  Phase-I of the Malolo Mini-Grid development is expected to commence power deliveries by the end of the first quarter of 2015. It involves the installation and commissioning of the first embedded generators, a 25kW hybrid biomass gasifier and a 25kW diesel generation plant, together with more than four kilometers of low voltage distribution network to deliver power to about 400 subscribers. The distribution network will be constructed to standards sufficient for connection to the national grid at such time as it may be extended into the Malolo Mini-Grid area. A 21,500 square-foot site near the village of Malolo has been acquired for the first generator house and power line easements have been arranged. Civil works and the construction of the first powerhouse and office has begun and are expected to be complete by year end. A Phase- II development is planned to add solar PV capacity to complete a hybrid biomass / solar PV / diesel powered Mini-Grid. Ruaha Power plans to duplicate the Phase-I and Phase-II development at each of the other three villages, one after the other, upon completion of Phase-II of the first network.

  Shareholder Changes in Tanzanian Affiliate – In a news release on 11/04/14, the Company announced that with effect from 10/11/14, the four founding shareholders of the Company’s affiliate in Tanzania, Ruaha River Power Company Limited, (“Ruaha Power”) entered an agreement which terminated the original shareholders’ agreement dated 4/30/14. Pursuant to the termination agreement, two founding shareholders withdrew and returned 2,750,000 shares to Ruaha Power. On 10/29/14 the two remaining shareholders of Ruaha Power, the Company and Pan African Management and Development Company, Inc. ("Panafra") entered into an agreement to reorganize and redistribute the 2,750,000 shares of Ruaha Power. The Company issued 2,000,000 of its common shares to Panafra designees Mr. John Tate and his wife Ms. Younghee Han and increased its shareholding in Ruaha Power from 4,250,000 to 6,500,000 ordinary shares. Panafra, a Delaware based American company beneficially owned and controlled by Mr. Tate and his wife, took up 500,000 and increased its Ruaha Power shares to 3,500,000. Subsequent to the transaction, on 12/05/14, Mr. John Tate was elected at the 2014 AGM to serve as a director on the Company's board and served until his resignation effective 31/12/16. See Item-4.C.b. "Partially Owned Joint Venture Companies". Also see further discussion in Item-7.B "Related Party Transactions.

  Reports Filed for Q1: Quarter Ended 9/30/14 – On 11/11/14 we filed the required interim quarterly management discussion, analysis, and financial reports required in compliance with regulations of our home jurisdiction and the British Columbia Securities Commission for the quarter and three months ended 9/30/14, the first quarter of our 2015 Fiscal Year. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus management's discussion and analysis thereof.

  New Director Elected at 2014 AGM – The Company’s 2014 AGM was held on 12/05/14 in Vancouver, British Columbia, Canada and four Directors were elected to the Board. In addition to the re-election of Richard L. McAdoo, Robert V. Rudman and Phillip B. Garrison; Mr. John Tate joined the Board of Directors. Former director, Mr. David Yu, did not stand for re-election.

  Close of Sale of Norwegian Subsidiary - On 9/15/14, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1,200,000 consisting of 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. The sale transaction was approved and closed by vote of the Company's shareholders at the AGM on 12/05/14.

  Ruaha Power Receives Renewable Energy Grants – In a news release on 12/09/14, the Company announced that its Tanzanian subsidiary, Ruaha River Power Company Ltd. ("Ruaha Power"), had been appointed manager of a US$ 95,000 grant from the Rural Energy Agency of Tanzania. The grant is made under the Tanzania Energy Development Access program with funds provided by the World Bank and the Global Environmental Fund. The proceeds of the grant are to be used to conduct a site specific technical and environmental study for a Ruaha Power proposed two megawatt hybrid renewable energy generation and distribution network, or "Mini-Grid", incorporating a mix of run-of-river hydropower, solar photovoltaic, and biomass gasifier technologies. The study area is in the Iringa and Dodoma regions of central Tanzania and is near the 300 kilowatt Malolo Mini-Grid, an existing hybrid biomass-diesel-solar power project, already under development by Ruaha Power.

  In a news release on 12/15/14, the Company announced that the United States Trade Development Agency had awarded a $600,000 grant to support the development by Continental's subsidiary, Ruaha River Power Company Limited ("Ruaha Power"), of two 10 Megawatt ("MW") run- of-river hydropower facilities that will supply power to both the national grid and to off-grid villages in the Lukosi River basin region of Tanzania. The grant is to fund a detailed feasibility study, to be undertaken by U.S. consulting company Knight Piesold & Co., that will evaluate technical requirements of the proposed facilities and make recommendations on a standardized 10 MW hydropower plant design, layout, and equipment configuration that Ruaha Power can use to fast-track the developments at these and other Ruaha Power selected localities where the required site conditions for a similar size hydropower plant are appropriate.

  Reports Filed for Q2: Quarter Ended 12/31/14 – On 2/11/15 we filed the required interim quarterly management discussion, analysis, and financial reports required in compliance with regulations of our home jurisdiction and the British Columbia Securities Commission for the quarter and six months ended 12/31/14, the Second quarter of our 2015 Fiscal Year. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus management's discussion and analysis thereof.

  Corporate Communications Firm Retained – In a news release dated 2/12/15, the Company announced that it had retained Heisler Communications to advise and provide strategic corporate communications services on behalf of the Company. Heisler Communications is a Toronto, Canada based capital markets communications firm providing a full range of traditional and digital marketing services to assist companies increase their visibility, manage investor expectations, and broaden and strengthen corporate awareness.

  Reports Filed for Q3: Quarter Ended 3/31/15 – On 5/12/15 we filed the required interim quarterly management discussion, analysis, and financial reports required in compliance with regulations of our home jurisdiction and the British Columbia Securities Commission for the quarter and nine months ended 3/31/15, the Third quarter of our 2015 Fiscal Year. These reports were filed electronically on SEDAR and included management prepared, but unaudited, interim, condensed, consolidated financial statements for the quarter plus management's discussion and analysis thereof.

  Authorized Share Capital at 6/30/15 End of Fiscal Year 2015 – At the end of Fiscal 2015 the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and without special rights or restrictions attached. There were no changes to the Company's authorized share capital during Fiscal 2015.

  New Share Issues During Fiscal Year 2015 Ended 6/30/15 – During Fiscal 2015 the Company issued 17,400,000 new common shares for total cash of $870,000 pursuant to private placements and an additional 2,000,000 shares were issued in a swap for shares at a fair value of $100,000. Additionally, the Company received 20,000,000 of its own common shares for cancellation pursuant to an asset sale. Details of these transactions are as follows:

  On 8/04/14, the Company completed a private placement consisting of 2,400,000 common shares at a price of $0.05 per share for total proceeds of $120,000.

  On 8/22/14, a loan made to the Company in the amount of $750,000 on 3/03/14, was converted into 15,000,000 common shares of the Company at a price of $0.05 per share.

  On 10/29/14, the Company issued 2,000,000 common shares at fair value of $100,000 in a shares-swap exchange and acquisition by the Company of 2,250,000 ordinary shares of Ruaha River Power Company Ltd.

  On 5/12/14, the Company received 20,000,000 common shares at fair value of $400,000, returned for cancellation by Visionaire Invest AS pursuant to the sale of the Company’s 51% interest in the shares of Visionaire Energy AS.

  Share Purchase Warrant Activity During Fiscal Year 2015 Ended 6/30/15 – During Fiscal 2015, the Company did not issue any new share purchase warrants. A total of 2,000,000 outstanding and unexercised share purchase warrants expired; and the terms of 2,975,000 outstanding share purchase warrants were amended. Details of these transactions are as follows:

  On 9/30/14 a total of 2,000,000 unexercised share purchase warrants expired. These warrants were originally issued on 1/10/13 as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant had a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments during Fiscal 2014.

  On 1/05/15, the term of 2,600,000 and 375,000 outstanding share purchase warrants expiring on 1/07/15 and 1/15/15, respectively, were extended to expire on 1/07/16 and 1/15/16. The exercise price of these warrants was not amended and remained at $0.05 per share. As these warrants were originally issued to investors in a private placement, no amount was recognized for the incremental increase in their fair value.

  Incentive Stock Option Activity During Fiscal Year 2015 Ended 6/30/15 – During Fiscal 2015 the Company did not grant any new incentive stock options. No amendments were made to the terms of any outstanding stock options and no stock options were exercised during Fiscal 2015. A total of 9,000,000 outstanding and unexercised stock options expired as follows:

  On 3/31/15 a total of 8,000,000 outstanding and unexercised stock options expired.

  On 6/05/15 a total of 1,000,000 outstanding and unexercised stock options expired.

i)	Subsequent Material Events Occurring Since 6/30/15 up to the Report Date – Described in Chronological Order

  Cease Trade Order – On 11/04/15, the British Columbia Securities Commission (the "BCSC") issued the Company a cease trade order. This order was issued because at that time the Company was deficient in its regulatory requirements due to the Company's failure to file its audited consolidated financial statements for the fiscal year ended 6/30/15 on SEDAR by the BCSC's filing deadline. The order prohibits trading of the Company’s securities in Canada until such time as the deficiency is cured by the Company and a revocation order is issued by the BCSC.

  To cure the deficiency, the Company must prepare and bring its financial statements filings current on SEDAR through 3/31/17. On 5/24/17 the Company filed its audited consolidated financial statements for the year ended 6/30/15. At the Report Date, the Company is completing an independent audit on its FY 2016 annual statements and preparing interim financial statements for the six quarters ended 9/30/15, 12/31/15, 3/31/16, 9/30/16, 12/31/16, and 3/31/17. When completed, the Company shall file the remaining statements on SEDAR and apply to the BCSC for a revocation of the order.

  Director Resignation – Effective upon 12/30/16, Mr. John Tate resigned from the Company's board of directors.

  Joint Development Agreement Signed – On 1/04/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA is more fully described herein below in Item-4.C.c. "Joint Ventures".

  Consulting and Joint Development Agreement Signed – On 2/28/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA is more fully described herein below in Item-4.C.c."Joint Ventures".

  Director Appointment – Upon 3/31/17, Mr. Karsani Aulia was appointed a director of the Company by action of the board of directors to fill the vacancy on the board.

  Code of Business Conduct and Ethics – Upon 5/14/17, the board of directors adopted a new and revised "Code" of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16/05/07 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Code was also filed by the Company on EDGAR on 17/05/07 under cover of a Form-6K filing.

  Charter of the Audit Committee – Upon 5/14/17, the board of directors adopted a new and revised "Charter" for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/16/07 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/17/07 under cover of a Form-6K filing.

  Charter of the Governance and Nominating Committee – Upon 5/14/17, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/16/07 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/17/07 under cover of a Form-6K filing.

  FYE 2015 Audited Annual Financial Statements Filed – Upon 5/24/17, the Company completed the filing on SEDAR with Canadian Securities Administrators, the Company's audited annual consolidated financial statements and management discussion and analysis for its Fiscal 2015 year ended 6/30/15.

  Share Purchase Warrant Activity From End Fiscal 2015 up to the Report Date – Subsequent to the end of Fiscal 2015 and up to the Report Date, the Company did not issue any new share purchase warrants. No warrants were exercised and no amendments were made to the terms of any outstanding share purchase warrants. A total of 9,462,000 outstanding and unexercised share purchase warrants expired. Details of these transactions are as follows:

  On 12/31/15 a total of 5,787,500 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  On 1/07/16, the terms of 2,600,000 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  On 1/15/16, the terms of 375,000 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  On 6/28/16, the terms of 150,000 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  On 7/25/16, the terms of 250,000 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  On 10/23/16, the terms of 300,000 unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements.

  Incentive Stock Option Activity From End Fiscal 2015 up to the Report Date – Subsequent to the end of Fiscal 2015 and up to the Report Date, the Company did not grant any new incentive stock options. No options were exercised and no amendments were made to the terms of any outstanding options. On 12/31/15, a total of 6,800,000 outstanding and unexercised incentive stock options expired.

B.	BUSINESS OVERVIEW.

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

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

a)

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

b)

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

  Ruaha River Power Company Limited ("Ruaha Power") is a joint venture company and renewable energy power developer incorporated in Tanzania and based in Dar es Salaam. The authorized share capital of Ruaha Power is 100 Billion Tanzanian Shillings consisting of 100 Million shares of nominal value 1,000 Tanzanian Shillings. Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania. Ruaha Power is developing a biomass, solar PV, diesel hybrid Mini-Grid at Malolo village in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

  At the end of Fiscal 2015, the Company owned 6,500,000 ordinary shares of Ruaha Power, then representing an equity interest of 6.5% of Ruaha Power's authorized share capital. Panafra, a Delaware based American company, and at end Fiscal 2015, a related party under the control of then director, Mr. John Tate, owned the remaining 3.5%. The remaining 90% of the authorized share capital was then unissued pending future fund raises. See Item-7.B.b. "Related Party Transactions". Since the end of Fiscal 2015 effective management control over Ruaha Power is exerted by Mr. Tate and his family, and the Company has no further financial or management obligations to it.

  Visionaire Energy AS ("VE") is a company incorporated in Norway. On 6/04/13, the Company acquired a 51% shareholding stake in VE. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with Visionaire Invest AS ("VI"), the sole shareholder of VE. The Company issued 20 million of its common shares, representing a stake of approximately 16.7% in the Company to VI, in exchange for 51% of the authorized and outstanding shares of VE. The principal assets of VE are its minority and non-controlling shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. VE owns a 49% shareholding equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS.

  On 9/15/14, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1,200,000 consisting of 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. The sale transaction was approved by vote of the shareholders at the Company's 2014 AGM on 12/05/14 and effectively closed at the same time. From then and at end Fiscal 2015 the Company has no remaining interests in VE or obligations related to it.

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

c)

Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such unincorporated joint venture arrangements are a customary practice for multiple otherwise unrelated companies to jointly own and share the risks and rewards of the oil, gas, and energy business. At the Report Date the Company's is involved in the following joint ventures:

  Malaysia Joint Study and Bid Group – On 11/12/13, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company. At the Report Date, this arrangement remains in full force and effect.

  Joint Development Agreement – On 4/01/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, this arrangement remains in full force and effect.

  Consulting and Joint Development Agreement – On 28/02/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of consulting, feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, this arrangement remains in full force and effect.

D.	PROPERTY, PLANT, AND EQUIPMENT.

a)

Oil and Gas Reserves - As at the Report Date, we have not established substantive proved reserves that are material to our operations or financial position in accordance with reserve guidance set out in US SEC Industry Guide 2 - Disclosure of Oil and Gas Operations. We have not filed reports claiming oil or gas reserves to any other federal authority or agency since the beginning of the last Fiscal Year.

b)	Oil and Gas Production- As at the Report Date, we have not established oil or gas production.

c)	Drilling Activity - The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

Wells by Classification	Drilling Activity for Fiscal Year Ended
	6/30/15		6/30/14		6/30/13
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

d)

Acreage, Project Areas and Leases - The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed Fiscal Years. All of our acreage is undeveloped. As used in the table a “gross acre” is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest. A “net acre” is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Lease, Area, PSC, or Property	Acreage and Leases at Fiscal Year Ended
	6/30/15		6/30/14		6/30/13
	Gross	Net	Gross	Net	Gross	Net
	-	-	-	-	-	-
Total - Acres	-	-	-	-	-	-

Notes to table: At the end of Fiscal 2015 and as of the Report date the Company has no oil and gas leases or production sharing contracts.

e)

Oil and gas costs. - The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/15	6/30/14	6/30/13
Oil and Gas Costs	--	--	--
Total - US$	--	--	--

Item - 4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item - 5 : Operating and Financial Review and Prospects

A.	OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/15, 6/30/14, and 6/30/13. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year.

Financial Results For the Company’s Fiscal Year 2015, Ended 6/30/15

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2015 Ended 6/30/15 - Overall, the Company had a loss from operations during Fiscal 2015 of $956,418 compared to $939,489 in the prior year ended 6/30/2014. The Company had a loss per share of $0.01 in Fiscal 2015 and Fiscal 2014. The primary contributor to the overall increase in the loss incurred during the year were the Company’s general and administrative expenses as described below, which increased by $168,866. During Fiscal 2015, the Company recognized a loss of $159,837 on the disposal of the Company’s 51% owned subsidiary Visionaire Energy AS. During Fiscal 2014, the Company used the equity accounting method to account for its portion of the operations of Visionaire Energy AS and its affiliates, which resulted in a loss during 6/30/14 of $311,972, and therefore a resultant decrease in Visionaire Energy AS related cost to the Company of $152,135, and offsetting the overall increase in administrative costs.

Finance during Fiscal Year 2015 Ended 6/30/15 - Financing activities during Fiscal 2015 provided $120,000 from private placements on issuance of 2,400,000 common shares of the Company. The Company also converted its loan payable of $750,000 into common shares of the Company by issuing 15,000,000 shares of its common stock. During the prior year, the Company raised $40,000 from private placements and a further $750,000 from said loan, which, as noted above, was converted into the common shares of the Company during Fiscal 2015.

Investments during Fiscal Year 2015 Ended 6/30/15 – The Company sold its 51% interest in Visionaire Energy AS for total consideration of $1,200,000, consisting of the return of 20 million common shares of the Company, issued as part of the original investment in Visionaire Energy AS plus $200,000 in cash. The approval for the disposal of the Company’s shareholders was sought and received on 12/5/2014.

Expenses during Fiscal Year 2015 Ended 6/30/15 - General and administrative expenses during Fiscal 2015 amounted to $799,379 compared to $630,513 during Fiscal 2014, an increase of $168,866. The increase in cost was primarily the result of the stock-based compensation provided to a director by issuing 2,000,000 common shares of the Company. The stock-based compensation amounted to $100,000 compared to $20,877, which pertained to the fair value of the stock options granted during Fiscal 2014, resulting in an overall increase in the expense of $79,123. Other costs with significant increases during 6/30/15 were management fees and salaries, which increased by $54,392 as a result of medical insurance benefits provided to the Company’s officers, and, office costs and professional fees which increased by a combined $79,394 due to the changes involving the Company’s structure, i.e. the sale of Visionaire Energy AS, and the timing difference to Fiscal 2014 regulatory filings and annual meetings. These higher costs were off-set by a decrease in the overall interest charges related to the Company’s convertible promissory note. The interest charges decreased by $50,803 as, during Fiscal 2014, the Company had a series of amendments to the terms of the promissory note which resulted in a higher interest expense to accrete the promissory note to its face value with the amended terms. During Fiscal 2015, the Company only had one amendment to the terms of the promissory notes.

Financial Results For the Company’s Fiscal Year 2014, Ended 6/30/14

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2014 Ended 6/30/14 - Overall, the Company had a loss from operations during the Fiscal Year ended 6/30/14 of $939,489 compared to $700,115 in the prior year ended 6/30/13. The Company had a loss per share of $0.01 in Fiscal 2014 compared to a loss per share of $0.01 in Fiscal 2013. The increase in loss was primarily due to the operations of the Company's 51% owned subsidiary Visionaire Energy AS, and its Norwegian investments, VTT Maritime AS and RADA Engineering and Consulting AS. The Company uses the equity method to account for its portion of the operations of these Affiliates and recorded a loss of $311,972 during 2014 Year while in the Prior Year, the Company recorded an income of $37,143.

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

Loss during Fiscal Year 2013 Ended 6/30/13 - Overall, the Company had a loss from operations during the Fiscal Year ended 6/30/13 of$700,115 compared to $1,846,559 in the prior year ended 6/30/12. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

Expenses during Fiscal Year 2013 Ended 6/30/13 - General and administrative expenses decreased by $854,718 from $1,501,366 to $646,648 for the Fiscal Years ended 6/30/12 and 6/30/13 respectively. The decrease is primarily attributable to the lower share-based payments expense of $52,250 compared to $692,182 in Fiscal 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in Fiscal 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in Fiscal 2012 and only $2,180 in Fiscal 2013. As a result of the Company’s convertible promissory note being accreted almost to its face value, the accretion expense was also lower in Fiscal 2013 at $14,730 compared to $47,380 in Fiscal 2012. The decrease in costs related to the above items was offset by an increase in interest charges during Fiscal 2013 of $33,596. The terms of the Company’s convertible promissory note were modified in Fiscal 2013 to accrue interest at 18% retroactively from the 9/21/11 date of the issuance of such convertible promissory note, resulting in the higher interest charge during the year ended 6/30/13.

B.	LIQUIDITY AND CAPITAL RESOURCES.

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/15, 6/30/14, and 6/30/13. Cash on hand is sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during the next fiscal year.

  Working Capital Situation at End Fiscal 2015 on 6/30/15 - At the end of Fiscal 2015 on 6/30/15, the Company’s consolidated financial statements reflect a working capital deficit of $836,752 compared to the 6/30/14 working capital deficit of $693,794. Cash used in operating activities during the year ended 6/30/15 totaled $558,421 compared with $533,013 in the prior fiscal year. Cash received from investing activities during Fiscal 2015 was $ 200,000 compared to a $1,219 use of cash during the prior fiscal year.

  Working Capital Situation at End Fiscal 2014 on 6/30/14 - At the end of Fiscal 2014 on 6/30/14, the Company’s consolidated financial statements reflect a working capital deficit of $693,794 compared to the 6/30/13 working capital deficit of $744,691. Cash used in operating activities during the year ended 6/30/14 totaled $533,013, compared with $189,464 in the prior fiscal year. Cash used in investing activities during Fiscal 2014 was $ 1,219 compared to $15,544 during the prior fiscal year.

  Working Capital Situation at End Fiscal 2013 on 6/30/13 - At the end of Fiscal 2013 on 6/30/13, the Company’s consolidated financial statements reflect a working capital deficit of $744,691 compared to the 6/30/12 working capital deficit of $277,815. Cash used in operating activities during the year ended 6/30/13 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended 6/30/12. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently, and did not previously, have research and development policies in place. Over the past three Fiscal Years, no funds were expended by our Company on research and development activities.

D.	TREND INFORMATION.

The Company is aware of two global market trends which we believe could have a material effect upon our business operations. These are:

  Crude Price Gap – Since 2011 there has been a marked change to the historical gap between the global market price of benchmark crude oils WTI and Brent. Prior to 2011, the Brent versus WTI spread traded in a range between a $4 discount for Brent to a $4 premium for Brent oil. The normal state of the relationship was a discount for the Brent crude. Brent has higher sulfur content than WTI, so Brent is more expensive to refine into gasoline. In addition, in years past there were greater supplies of Brent crude as the U.S. was a big importer of the commodity.
  Therefore, the Brent discount relative to WTI generally hovered between $2 and $4 per barrel. In recent years, volatility in the spread between the two oils has increased and Brent crude has moved to a premium to WTI. Near the Report Date Brent is trading at a $3 premium to WTI.

  The Company expects this trend to continue and the gap to continue or widen in the foreseeable future due largely to the success and revitalization of the US shale oil producers whose oil production is a substitute in terms of volume to non-US sourced oil such as Brent. The Company's core business focus is Indonesia and the SE Asia region where the higher Brent price received for any oil we produce would have a positive effect on the Company. Similarly, the WTI-Brent gap and Brent premium is largely reflected in the prices of refined petroleum products and rapidly rising consumer demand in our core region of operations would also have a positive effect on product revenues for any small-scale refinery we may develop.

  Natural Gas Prices in SE Asia – Increasing consumer demand in SE Asia for electrical power is driving a rapidly growing market that is also becoming increasingly environmentally aware of the benefits of natural gas power generation over the traditional alternative of coal. Already, gas producers with access to any of the limited pipeline capacity of Indonesia enjoy long-term gas supply contract prices with commercial and sovereign cross-border buyers who pay at multiples of 3 to 5 times over peak season Henry Hub gas prices. New pipeline capacity is being laid to make more gas available to feed the demand. The Company sees the trend from coal to gas as the fuel of choice, and the continued increase in market demand for power, constrained by available transport capacity, as having a possible positive impact on the Company for any gas production or gas-fired power plants it develops.

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

Contractual Obligations as at 6/30/15
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

Item - 6 : Directors, Officers, Employees and Their Compensation

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

  Family Relationships -There are no family relationships between any of the Directors. There are no family relationships between any Director and any of the Officers of our Company.

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

  Directors at the Report Date - The names and other information concerning the sitting Directors of the Company at the Report Date are set forth in the following table. Directors of the Company may from time to time serve as the Directors or Officers of other public companies unrelated to the Company, and the following table also shows related parties and other public companies of which a Director may also serve as a Director.

Board of Directors
Director’s Name	Type of Director	Age	First Appointed	Standing Committee Memberships	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Executive Director & Chief Executive Officer	63	Jan 1999	Reserves, Compensation	Businessman & Petroleum Geologist	None
Phillip B. Garrison	Non-Executive & Independent Director	64	Sep 2007	Audit, Reserves, Compensation, Governance	Businessman & Accountant	None
Robert V. Rudman	Executive Director & Chief Financial Officer	69	Dec 2009	Audit	Businessman & Accountant	None
Karsani Aulia	Non-Executive & Independent Director	64	Mar 2017	Audit, Reserves, Compensation, Governance	Businessman & Petroleum Geologist	None

  Experience and Principal Business Activities of the Directors - A brief description of the qualifications, experience, and principal business activities of each Director referenced in the preceding table follows:

  Executive Director - Richard L. McAdoo holds a Bachelors and a Master's degree in Geology from Texas Tech University; and a Master's degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 35 years, Mr.
  McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, former Soviet Union, and Southeast Asia. A long-time resident of Jakarta, Indonesia, he is a tireless promoter of small or stranded oil and gas fields as ideal candidates for innovative conventional and alternative energy solutions to the SE Asia region's chronic undersupply of electrical power and transportation fuels.

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

  Non-Executive Director – Karsani Aulia is a resident of Jakarta, Indonesia. He is a graduate of the Bandung Institute of Technology and received his Master’s degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982. He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex’s onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council. From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia.

  Directors Changes During Fiscal 2015 – The following changes to the Company's board of directors occurred during Fiscal 2015:

  Director Resignation - Johnny Christiansen resigned from the Company's board of directors on 9/15/14 as part and parcel of the agreement dated the same date for the sale of the Company's 51% shareholding in Visionaire Energy AS, a company of which Mr.
  Christiansen is an insider.

  Director Retired - Former director, Mr. David T.W. Yu, informed the Company that he did not wish to stand as a candidate for re-election to the board of directors at the 2014 AGM, due to limitations on his time involving other business obligations. He ceased to be a director on 12/05/14 upon election of new directors.

  Director Elected - John Tate was elected as a director of the Company on 12/05/14 at the Company's Fiscal 2014 AGM. A brief description of the qualifications, experience, and principal business activities of Mr. Tate is as follows:

John Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC. Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelor's and a Master's degree in finance at Colorado State University and he is a Certified Public Accountant. At the date of his election, Mr. Tate also served as a founder, director, Chief Financial Officer, resident manager, and shareholder of the Company's Tanzania affiliate, Ruaha River Power Company Limited ("Ruaha Power") and thereby exerted effective management control over Ruaha Power. At the date of his election Mr. Tate indirectly owned a 35% equity interest in Ruaha Power through Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

  Directors Changes From End Fiscal 2015 to the Report Date – The following changes to the Company's board of directors occurred subsequent to the 6/30/15 end of Fiscal 2015 and prior to the Report Date:

  Director Resignation – John Tate resigned from the Company's board of directors effective on 30/12/16 to pursue his own business interests.

  Director Appointment – Mr. Karsani Aulia was appointed a director of the Company on 31/03/17 by action of the board of directors to fill the vacancy on the board.

Senior Management or Officers - The term "Officers" as used herein includes and is limited to those senior managers or executive managers who are either Chairman, President, Vice President, Secretary, Treasurer, CEO, COO, or CFO of the Company or hold position of similar capacity in wholly-owned subsidiaries.

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

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Chairman & CEO Chief Executive Officer	63	Jan 1999	Businessman & Petroleum Geologist	None
Robert V. Rudman	Director & CFO Chief Financial Officer	69	Sep 2009	Businessman & Chartered Accountant	None

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

a)

Compensation Policy Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following components:

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

  Non-Equity Incentives - The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives. The granting of cash incentives requires the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

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

b)

Compensation on Termination - There are no Company policies providing for, and no provisions in the Company’s employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment “Without Cause”.

c)

Compensation on Change of Control of Company - There are no Company policies providing for, and no provisions in the Company’s employment agreements with its Officers or employees for incremental payments to be made to them by the Company in the event of termination of their employment on the event of any “Change of Control” of the Company.

d)

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

e)

Compensation of Officers and Directors- During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Summary Table - Compensation of Directors and Officers During Fiscal 2015
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards (1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Officers
Richard L. McAdoo Chairman & CEO	30-JUN-15	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Robert V. Rudman CFO	30-JUN-15	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000
Non-Executive Directors		Fees							Fees
Phillip B. Garrison Non-Executive Director	30-JUN-15	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Johnny Christiansen (2) Non-Executive Director	30-JUN-15	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David T.W. Yu (3) Non-Executive Director	30-JUN-15	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Tate (4) Non-Executive Director	30-JUN-15	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Karsani Aulia (5) Non-Executive Director	30-JUN-15	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

[2]	Mr. Christiansen resigned as a director of the Company on 15/9/14 during Fiscal 2015.
[3]	Mr. Yu did not stand for re-election and ceased to be a director of the Company on 12/05/14 during Fiscal 2015.
[4]	Mr. Tate was elected a director on 12/05/14 and resigned effective 12/30/16 subsequent to the end of Fiscal 2015.
[5]	Mr. Aulia was appointed a director on 3/31/17, subsequent to the end of Fiscal 2015.

C.	BOARD PRACTICES.

a)

Number of Directors - The number of Directors on the Company's Board of Directors was fixed at four (4) directors at the last annual general meeting. Under the Company's articles of incorporation, the Board is entitled to add one (1) director at any time, should it deem necessary or desirable.

b)

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting.

c)

Independence and Executive Directors – At the Report Date, the Company has four sitting directors, two of whom are Executive Directors and two of whom are both Non-Executive Directors and also Independent Directors as described below:

i)

Executive Directors – The Company considers directors two of its four directors, McAdoo and Rudman, to be "Executive Directors" by virtue of the fact both are salaried employees paid directly by the Company for personal services rendered in their capacities as senior executive officers of the Company.

ii)

Non-Executive Directors – The Company considers two of its four directors, Aulia and Garrison, to be "Non-Executive Directors" by virtue of the fact that neither is a salaried employee paid by the Company for personal services and neither has been paid directly or indirectly for services rendered as a consultant, advisor, or contractor to the Company.

iii)

Independent Directors – The Company considers directors Aulia and Garrison to be "Independent Directors" by virtue of the fact that both are Non-Executive Directors, neither is holder of, or director or officer of a holder, of 10% or more of the Company's voting stock, and neither is a director, officer, or major shareholder of an affiliate controlled by the Company or in control of the Company. Each also meets the requirements of an "Independent Director" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices.

d)

Orientation of New Directors – The Company makes an effort to provide newly appointed or elected Directors with a copy of all policies, codes of conduct, and board committee charters then currently in effect at the time of election for their information. Additionally, the Company assists all new Directors with registering on the "NI 55-102 System for Electronic Disclosure by Insiders" or "SEDI"; and advising of the requirements for each new Director to file and view insider reports electronically that are required of Directors by Canadian Securities Administrators.

e)

Nomination of Directors - The Company maintains a standing board committee, that in accordance with its charter, is charged with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board, or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. See Item-6.C.j "Governance and Nominating Committee" herein below.

f)	Other Directorships – As at the Report Date, no directors of the Company are also serving as a director of any other reporting issuer in any jurisdiction, whether domestic USA or foreign.

g)

Code of Business Conduct and Ethics - The Company publishes a written Code of Business Conduct and Ethics (the "Code"). The most recent revision of this Code was adopted by the board of directors on 5/14/17. The Code is deemed to include all the Policies published and described in the following section.

i)

The purpose of the Code is to promote ethical and responsible decision making by all of the directors, officers, managers, and all other employees of the Company. The core principles of the Code embrace the values of honesty, integrity, excellence, accountability, transparence, independence, and common-sense ethical responsibility.

ii)

A complete copy of the Code has also been filed and made available for public viewing on 5/17/17 as Exhibit-99.1 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Code is hereby incorporated into this Form-20F by this reference.

iii)

A complete copy of the Code has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices. The  Code is in the form of a convenient PDF file which can be downloaded from the SEDAR website, and a search for the Company's 'Code of Conduct' filing dated 5/16/17, at http://sedar.com/search/.

h)

Published Corporate Policies – In addition to the Code of Business Conduct and Ethics described in the preceding section, the Company adopts from time to time and as deemed necessary or desirable certain policies, procedures, guidelines, and recommended practices or procedures for specific administrative, social, compliance, environmental, or ethical issues (each one of which are herein referred to as a "Policy"). Each Policy forms an integral part of the Code described in the preceding section. Policies are applicable to all directors, officers, full and part-time employees, casual hires, consultants, advisers, contractors, and suppliers who are working under direct contract to the Company or any one of the Company's wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its designated operational control. As at the Report Date the Company has adopted, published, and made publicly available the following Policies:

i)

"Policy on Trading and Company Securities" – The purpose of this Policy is to the purpose of this Policy is intended to prevent "Insider Trading" by persons in possession of "Material Non-Public Information" concerning the Company or its business operations and activities; prevent "Tipping" by persons in possession of the same information" from informing or conveying such knowledge to any other persons; and provide guidance to persons subject to this Policy to permit them to lawfully conduct legitimate transactions for their own personal benefit in the securities of the Company. A complete copy of this Policy been filed and made available for public viewing on 5/23/17 as Exhibit-99.3 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The said Policy is hereby incorporated into this Form-20F by this reference. This Policy is also available in the form of a convenient PDF file which, after a search for the Company's 'Other Security Holders Documents' filing dated 5/23/17, can be downloaded from the SEDAR website http://sedar.com/search/.

i)

Audit Committee - The Company's Board of Directors has chartered a standing "Audit Committee" and charged it with the responsibility of coordinating, reviewing, and working with the Company’s accountants and auditors regarding the preparation, review, and approval of the Company's annual audited financial statements and related regulatory filings in both Canada and the USA. The most recent revision of the Charter of the Audit Committee was adopted by the board of directors on 5/14/17.

i)

In addition to its USA reporting obligations, our Audit Committee operates under the Company's obligations pursuant to the regulatory practices prescribed by the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

ii)

The Audit Committee does not consist of the entire Board of Directors. At the Report Date the Audit Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees. The two Independent Directors on the Audit Committee are directors Garrison and Aulia. All three Audit Committee members are "Financially Literate" as such term is defined in Part-1.6 of NI 52-110 Audit Committees.

iii)

The Company considers two members of the Audit Committee, directors Garrison and Rudman, to be "Audit Committee Financial Experts" as such term is defined in Regulation S-K 17 CFR Part 229.407(d)(5)(ii). Mr. Rudman is a Chartered Professional Accountant in Canada and a former employee of public accounting firm Price Waterhouse. Mr. Garrison is a Certified Public Accountant and a former employee of public accounting firm Arthur Young and Co.

iv)

The Audit Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Audit Committee is dated 5/14/17.

v)

A complete copy of the Charter of the Audit Committee has also been filed and made available for public viewing on 5/17/17 as Exhibit-99.2 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Charter of the Audit Committee is hereby incorporated into this Form-20F by this reference.

vi)

A complete copy of the Charter of the Audit Committee has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system. The Charter is in the form of a convenient PDF file which can be found and downloaded from the SEDAR website, after a search for the Company's 'Other Security Holders Documents' filing dated 5/16/17, at http://sedar.com/search/.

j)

The Governance and Nominating Committee - The Company’s Board of Directors has chartered a standing "Governance and Nominating Committee" and charged it with responsibility for oversight of the periodic review, amendment, and approval of the Company's "Code of Business Conduct and Ethics"; and with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. The most recent revision of the Charter of the Governance and Nominating was adopted by the board of directors on 5/14/17.

i)

The Governance and Nominating Committee does not consist of the entire Board of Directors. At the Report Date the Governance and Nominating Committee has two duly appointed members, all of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Garrison and Aulia.

ii)

A complete copy of the Charter of the Governance and Nominating Committee has also been filed and made available for public viewing on 5/17/17 as Exhibit-99.3 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Charter of the Governance and Nominating Committee is hereby incorporated into this Form-20F by this reference.

iii)

A complete copy of the Charter of the Governance and Nominating Committee has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices. The Charter is in the form of a convenient PDF file which can be found and downloaded from the SEDAR website, after a search for the Company's 'Other Security Holders Documents' filing dated 5/16/17, at http://sedar.com/search/.

k)

The Compensation Committee - The Company’s Board of Directors has chartered a standing "Compensation Committee" and charged it with responsibility for oversight and periodic review of the Company's "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans". After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans.

i)

The Compensation Committee does not consist of the entire Board of Directors. At the Report Date the Compensation Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Garrison and Aulia.

ii)

A complete copy of the Charter of the Compensation Committee has also been filed and made available for public viewing on 5/23/17 as Exhibit-99.1 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Charter is hereby incorporated into this Form-20F by this reference.

iii)

A complete copy of the Charter of the Compensation Committee has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices. The Charter is in the form of a convenient PDF file which can be found and downloaded from the SEDAR website, after a search for the Company's 'Other Security Holders Documents' filing dated 5/23/17, at http://sedar.com/search/.

l)

Reserves Committee - The Board of Directors has chartered a standing "Reserves Committee" and charged it with responsibility for oversight of the preparation, review, and approval of the Company's oil and gas activity and reserves reporting. The Reserves Committee operates pursuant to the regulatory requirements prescribed by the Canadian Securities Administrators under National Instrument 51-101 Statement Of Reserves Data And Other Oil And Gas Information ("NI-51-101").

i)

The Reserves Committee does not consist of the entire Board of Directors. At the Report Date the Reserves Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Committee are directors Garrison and Aulia.

ii)

A complete copy of the Charter of the Reserves Committee has also been filed and made available for public viewing on 5/23/17 as Exhibit-99.2 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Charter is hereby incorporated into this Form-20F by this reference.

iii)

A complete copy of the Charter of the Reserves Committee has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices. The Charter is in the form of a convenient PDF file which can be found and downloaded from the SEDAR website, after a search for the Company's 'Other Security Holders Documents' filing dated 5/23/17, at http://sedar.com/search/.

D.	EMPLOYEES.

During Fiscal 2015, in addition to its Officers, the Company had two full time employees, who were all located at the Company’s Indonesia representative office in Jakarta. Of these two employees is accounting staff and the other is administrative and support staff. None of the Company’s employees are represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of	Name of	Number of Voting	% of Total Voting
Security	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	9,579,158	7.8%
Common Shares	Robert V. Rudman, Director & CFO	3,752,000	3.0%
Common Shares	Karsani Aulia, Non-Executive Director	0%
Common Shares	Phillip B. Garrison, Non-Executive Director	0%
	Directors & Officers as a Group	13,331,158	10.8%
Common Shares	Total Issued & Outstanding	123,015,381	100.0%

Incentive Stock Options Held by Directors and Officers - The table below lists, as at the Report Date, the number of incentive stock options held by each Director and Officer. Incentive stock options are granted to the Company’s management, employees, and consultants in accordance with our formal written Stock Option Plan that is described in more detail in Section-6.B. The number of options held, as at the Report Date, by Directors and Officers as a group plus those options held by other employees and consultants as a group is also shown.

Incentive Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & CEO	n/a	n/a	0	0
Robert Rudman, Director & CFO	n/a	n/a	0	0
Karsani Aulia, Director	n/a	n/a	0	0

Phillip B. Garrison, Director	n/a	n/a	0	0
Total Directors & Officers as a Group			0	0
Other Optionees as a Group	n/a	n/a	0	0
Total Stock Options Outstanding at the Report Date			0	0

Item - 7 : Major Shareholders and Related Party Transactions

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2015 year ended on 6/30/15, the total number of common shares issued and outstanding was 123,015,381. As of the Report Date the total number of common shares issued and outstanding is 123,015,381. Zero preferred shares were issued at the end of Fiscal 2015, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Audited Fiscal Year End 6/30/15	Last Unaudited Month End 3/31/17	At The Report Date
Common Shares	500,000,000	123,015,381	123,015,381	123,015,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 123,015,381 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 123,015,381 common shares actually issued and outstanding plus -0- outstanding unexercised warrants, plus -0- outstanding unexercised options to purchase additional common shares, plus 5,000,000 outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Audited Fiscal Year End 6/30/15	Last Unaudited Month End 3/31/17	At The Report Date
Common Shares	123,015,381	123,015,381	123,015,381
Warrants	9,462,500	0	0
Options	6,800,000	0	0
Debt Conversion Rights	5,000,000	5,000,000	5,000,000
Fully Diluted Total	144,277,881	128,015,381	128,015,381

A.	MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 123,015,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Mr. J. Khan (1)	15,000,000	12.2%
Common Shares	Dr. K. Tan (2)	15,000,000	12.2%
Common Shares	Mr. R. L. McAdoo (3)	9,579,158	7.8%
	Major Shareholders as a Group	39,579,158	32.2%
Common Shares	Total Issued & Outstanding (4)	123,015,381	100.0%

Notes to Table:

1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Malaysian businessman
3	Major Shareholder, Executive Director, Chairman, and CEO of the Company.
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

  Unregistered Shareholders - The Company has researched to the best of its ability, the “Unregistered Shareholders”. The shares of our Unregistered Shareholders are commonly held by brokerage firms that use a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company’s issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or “CDS” is a Canadian depository and “CEDE” an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholder represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the record date of our most recently held annual general or special shareholders meeting. Unregistered Shareholders hold about 43% of our outstanding common shares.

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders, we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain. As at the 10/24/14 record date of our annual general meeting we estimate that 24% of shares are held by residents located in the USA, another 29% in Canada, and the remaining 47% in other countries.

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

During the Fiscal Year ended 6/30/15, management, director and officer fees in the amount of $305,794 were paid or accrued to directors and officers of the Company. At the end of the Fiscal Year on 6/30/15, $371.146 was payable to officers of the Company relating to outstanding management fees.

Visionaire Transaction - The Company acquired a 51% stake in Visionaire Energy AS ("VE") from Visionaire Invest AS ("VIN") in a shares-swap transaction completed during Fiscal 2013 on 6/04/13. VIN retained a 49% stake in VE. The Company issued 20,000,000 common shares to VIN in consideration for 51% of the shares of VE. At closing of the transaction, Mr. Johnny Christiansen became a director of the Company. Mr. Christiansen is also the chief executive officer of both VE and of VIN. He also beneficially owns 29% of the shares of VIN. The 20,000,000 shares of the Company owned by VIN represent about 14% of the Company's issued and outstanding share capital, an amount which is in excess of 10%, and makes VIN an insider, affiliate, and related party of the Company. On 9/15/14, the Company entered into a sale and purchase agreement with VIN to sell its 51% equity interest in VE back to VIN for total consideration of $1,200,000 consisting of a return of its 20,000,000 Company shares valued at $0.05 per share plus $200,000 in cash. Mr. Christiansen abstained from voting on the director's resolution to sell the VE stake; and resigned, also on 9/15/14, from the Company's board upon signature of the agreement. The sale transaction was voted on and approved by the shareholders at the Company's AGM on 12/05/14 and immediately closed thereupon, ending the related party relationship.

Panafra, Kastan, and Mr. John Tate - On 12/05/14, Mr. John Tate was elected at the 2014 AGM to serve as a director on the Company's board. He so served until his resignation effective 31/12/16. During the period of his services Mr. Tate was a related party to both Pan African Management and Development Company, Inc. ("Panafra") a company incorporated in Delaware, and to Kastan Mining PLC ("Kastan") a company incorporated in Tanzania. Mr. Tate and his family owned shareholding and management control of both Panafra and Kastan. Prior to Mr. Tate becoming a director and a related party, the Company had, after fully arms-length negotiations, entered into agreements on 9/24/14 and on 10/11/14, with Kastan and Panafra concerning joint holdings of shares of the Company's Ruaha River Power Company PLC affiliate. See further discussion in Item-4.C.b "Partially Owned Joint Venture Companies.

Joint Development Agreement – On 4/01/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. See further discussion in Item-10.C "Material Contracts".

Consulting and Joint Development Agreement – On 28/02/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. See further discussion in Item-10.C "Material Contracts".

Except for the related party transactions described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s Fiscal Year ended 6/30/15 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Since the end of the Company's Fiscal 2015, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Item - 8 : Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company’s audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2015 year, are attached as an integral part field with this Annual Report. They are further described in "Item 18 - Financial Statements".

a)

Canadian Financial Disclosure Standards NI 51-102 - The Company is obliged, in its home country of Canada, to prepare certain financial reports pursuant to the standards required by the Canadian Securities Administrators ("CSA") pursuant to National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP (herein both referred to as "NI 51-102").

b)

Electronic SEDAR Filings - NI 51-102 mandates that the Company file electronically, the Company's annual audited financial statements and its interim quarterly financial statements, together with a management discussion and analysis for each period, via the CSA's System for Electronic Document Archiving and Retrieval better known as “SEDAR”. The Company began filing electronically on SEDAR in 1997. Copies of the Company’s SEDAR filings may be downloaded from the SEDAR website at www.sedar.com.

c)

Audited Annual Financial Statements - The Company prepares NI 51-102 annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.

d)

Interim Quarterly Financial Statements - During the course of the Company’s Fiscal Year, management prepares NI 51-102 compliant, unaudited, interim, quarterly consolidated financial statements together with a management discussion and analysis and files it on SEDAR within 60 days of each of the fiscal quarters ended 30 September, 31 December, and 31 March.

e)

EDGAR Form-6K Filings – The Company has adopted the regular practice of filing its NI 51-102 compliant interim quarterly financial statements and management discussion and analysis on EDGAR under cover of Form-6K filings at the same time it files them on SEDAR.

f)

Reporting Currency - Commencing for its 7/31/02 year end the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements since then on that basis. The accounts of the Company are prepared in U.S. dollars.

g)

Canadian GAAP - Prior to and including the Company's Fiscal Year ended 6/30/11, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conformed in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

h)

IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board has mandated the replacement of Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly accountable enterprises. The effective changeover date for the Company was 7/01/11, at which time the Company ceased using Canadian GAAP and replaced it with IFRS. The Company issued its first set of interim quarterly financial statements prepared under IFRS for the quarter ended 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/01/10. The first annual IFRS consolidated financial statements were prepared for the Company's fiscal year ended 6/30/12 which incorporated restated comparatives for the previous Fiscal Year ended 6/30/11. Commencing from 7/01/11, the Company's financial statements were and are prepared in accordance with IFRS.

B.	SIGNIFICANT CHANGES.

a)

Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

b)

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

i)

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

ii)

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

iii)

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

iv)	On 10/4/13, the Company reached an agreement with the note holder that extended the maturity date to 11/15/13. This amendment to the terms of the note resulted in an incremental value of $8,500.

v)

On 12/12/13, the Company reached an agreement with the note holder that extended the maturity date to 1/31/14 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

vi)

On 3/31/14, the Company reached an agreement with the note holder that extended the maturity date to 4/30/14 and extended the term of the additional consideration warrants to 12/31/15. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

vii)	On 7/28/14, the Company reached an agreement with the note holder to extend the maturity date of the promissory note to 9/30/14 without any additional consideration.

viii)

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black- Scholes model as further discussed in Note 10 to the Company's attached annual audited financial statements.

c)

2013 Cease Trade Orders - Subsequent to the end of Fiscal 2013, the British Columbia Securities Commission issued the Company a cease trade order on 12/23/13 and the Alberta Securities Commission issued a cease trade order on 3/26/14. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 6/30/13 and interim unaudited statements for the quarters ended 9/30/13 and 12/31/13. The orders prohibited trading of the Company’s securities in Canada until the deficiency is cured by the filing by the Company of the required financial reports and revocation orders have been issued by both Commissions. The Company has cured these deficiencies with its 4/23/14 filing on SEDAR of its audited annual financial statements for Fiscal 2013 and its subsequent filing, on 2/05/14, of interim statements for quarters ended 9/30/13 and 12/31/13. On 5/05/14, the Company applied for a revocation order with the Commissions, and accordingly the cease trade orders were revoked by the Commissions on 7/23/14.

d)

Cease Trade Order – On 11/04/15, the British Columbia Securities Commission (the "BCSC") issued the Company a cease trade order. This order was issued because at that time the Company was deficient in its regulatory requirements due to the Company's failure to file its audited consolidated financial statements for the fiscal year ended 6/30/15 on SEDAR by the BCSC's filing deadline. The order prohibits trading of the Company’s securities in Canada until such time as the deficiency is cured by the Company and a revocation order is issued by the BCSC.

To cure the deficiency, the Company must prepare and bring its financial statements filings current on SEDAR through 3/31/17. On 5/24/17 the Company filed its audited consolidated financial statements for the year ended 6/30/15. At the Report Date, the Company is completing an independent audit on its FY 2016 annual statements and preparing interim financial statements for the six quarters ended 9/30/15, 12/31/15, 3/31/16, 9/30/16, 12/31/16, and 3/31/17. When completed, the Company shall file the remaining statements on SEDAR and apply to the BCSC for a revocation of the order.

e)

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

Item - 9 : The Offer and Listing .

A.	OFFER AND LISTING DETAILS.

Since 3/24/98, the Company's common shares trade on the OTC Markets in the United States under the symbol "CPPXF". The following table lists trading price history of the Company's common shares and the high and low trading prices for each of the past six months, each of the past eleven quarters, and each of the past five fiscal years.

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
04/30/2017	$0.08	$0.01	03/31/2017	$0.02	$0.00	06/30/2016	$0.02	$0.01
03/31/2017	$0.01	$0.01	12/31/2016	$0.02	$0.00	06/30/2015	$0.04	$0.00
02/31/2017	$0.02	$0.00	09/30/2016	$0.04	$0.00	06/30/2014	$0.10	$0.01
01/31/2017	$0.01	$0.00	06/30/2016	$0.02	$0.01	06/30/2013	$0.14	$0.01
12/31/2016	$0.02	$0.00	03/31/2016	$0.02	$0.00	06/30/2012	$0.18	$0.04
11/30/2016	$0.01	$0,00	12/31/2015	$0.03	$0.00
			09/30/2015	$0.03	$0.00
			06/30/2015	$0.04	$0.00
			03/31/2015	$0.03	$0.00
			12/31/2014	$0.05	$0.01
			09/30/2014	$0.05	$0.03

B.	PLAN OF DISTRIBUTION.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.B is not applicable.

C.	MARKETS.

Since 3/24/98, the Company's common shares have been quoted and traded under the symbol "CPPXF" on the OTC Markets QB or Pink tiers or one of their respective predecessors.

D.	SELLING SHAREHOLDERS

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.D is not applicable.

E.	DILUTION.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.E is not applicable.

F.	EXPENSES OF THE ISSUE.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.F is not applicable.

Item - 10 : Additional Information .

A.	SHARE CAPITAL.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-10.A is not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc.". On 1/03/96 the name was changed to "Continental Copper Corporation". On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia).At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At a special general meeting of the shareholders on 9/10/08 the shareholders amended and adopted the Company’s current Articles.

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

CBM Joint Study and Bid Group Agreement - On 5/05/12 the Company announced that it had entered into a Joint Study and Bid Group Agreement with CBM Asia Development Corp. to bid for new coal bed methane properties development in Indonesia. The agreement expired and terminated on 4/27/14 in accordance with its provisions because no new bids were submitted. The exclusivity provisions of the agreement remained in effect until 4/27/15 and the confidentiality provisions remained effective until 4/27/16. As at the Report Date, the CBM Joint Study and Bid Group Agreement is no longer in force or effect and the Company has no further obligations related to it.

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

Joint Development Agreement – On 4/01/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, the CHI JDA remains in full force and effect.

Consulting and Joint Development Agreement – On 28/02/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, the CHMEA JDA remains in full force and effect.

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

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-10.F is not applicable.

G.	STATEMENT BY EXPERTS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-10.G is not applicable.

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

Item - 11 : Quantitative and Qualitative Disclosure About Market Risk .

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-11 is not applicable.

Item - 12 : Description of Securities Other than Equity Securities .

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-12 is not applicable.

PART-II

Item - 13 : Defaults, Dividend Arrearages and Delinquencies .

A.	MATERIAL DEFAULT IN PAYMENT.

See disclosure in Item-8.B.b "Default on Convertible Note" above.

B.	PAYMENT OF DIVIDENDS.

No payments of dividends of any kind have been made by the Company during the past Fiscal Year covered by this Annual Report or during the period up to the Report Date. No declarations of dividends of any kind have been made during the same period and consequently no dividend payments are accrued or in arrears.

Item - 14 : Material Modifications to Rights
of Security Holders and Use of Proceeds .

A.

From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially the instruments defining the rights of holders of any class of the Company's securities.

B.

From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has modified materially or qualified the rights evidenced by any class of the Company's securities by issuing or modifying any other class of securities.

C.

From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date neither the Company nor anyone else has withdrawn or substituted a material amount of the assets securing any class of the Company's securities.

D.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date there have been no changes to the trustees or paying agents for any class of the Company's securities.

D.	From the beginning of the Fiscal Year covered by this Annual Report up to the Report Date the Company has not filed a first Securities Act registration statement.

Item - 15 : Controls and Procedures .

A.	DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at Fiscal Year ended 6/30/15 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/15.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/15, based on those criteria.

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

E.	OUTSOURCED ACCOUNTING AND CONTROLLER FUNCTIONS.

The Company outsources its internal controller and accounting functions under contract dated with AVISAR Chartered Professional Accountants of Langley, British Columbia, Canada. Beginning on that contract date and continuing as of the Report Date, AVISAR prepares financial reports for the Company, including annual and quarterly financial statements. AVISAR is also involved, together with the Company's CEO and CFO, in the preparation of the management discussion and analysis that forms, with the financial statements, a part of each annual or quarterly financial report. These reports are filed on SEDAR in Canada in accordance with the requirements of Canadian Securities Administrators NI 51-102 Continuous Disclosure Obligations. AVISAR also works with the Company's auditors, Davidson & Company LLP and assists them in the completion of their annual audits of the Company's financial statements.

Item - 16 : [Reserved]

A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that we have at least two members of our Audit Committee, Mr. Rudman and Mr. Garrison, that each qualify as an "Audit Committee Financial Expert" as defined in Regulation S-K (17 CFR Part 229.407(d)(5)(ii)). Mr. Rudman is a Certified Professional Accountant and Mr. Garrison is a Certified Public Accountant. Both have prior experience working at junior and senior management levels with public accounting firms. Mr. Rudman worked for Price Waterhouse Coopers, and Mr. Garrison worked for Arthur Young and Company.

Our Board of Directors considers all three duly appointed members of the Company's Audit Committee to be "Financially Literate" as they are required to be in accordance with the meaning of that term as set forth in Part-1.6 of NI 52-110 Audit Committees

B.	CODE OF ETHICS OF SENIOR FINANCIAL OFFICERS.

In addition to the Code of Business Conduct and Ethics published by the Company and described and incorporated herein as provided for in Item-6.B.h "Code of Business Conduct and Ethics" above our senior financial officers subscribe an additional code of ethics for the purposes of inclusion in this Annual Report. This additional code complies with Section-406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. A copy of this additional code of ethics, entitled "Code of Ethics for Senior Financial Officers" and signed by the Company's two senior financial officers the CEO and the CFO and is filed with this Annual Report and annual audited financial statements for Fiscal 2015 as an attachment marked Exhibit-11.1.

C.	INDEPENDENT CERTIFYING AUDITOR'S FEES AND SERVICES.

For Fiscal 2014 - The Company engaged Dale Matheson Carr-Hilton Labonte LLP ("DMCL") Chartered Accountants, of Vancouver, British Columbia, Canada as the Company's independent certifying auditors on 10/13/06. DMCL is a member of the Chartered Professional Accountants of Canada British Columbia and a member of the Chartered Professional Accountants of Canada. In addition, DMCL is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed DMCL as our principal certifying accountant to audit our financial statements for the Fiscal 2014 and earlier period covered by this Annual Report.

For Fiscal 2015 - Effective 12/31/14, the Company completed a Change of Auditor more fully described in Item-16.F below. The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP (“Davidson”) was engaged as the Company’s auditors. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2015 period covered by this Annual Report.

Audit Fees - The aggregate fees billed by DMCL for professional services rendered for the audit of our annual financial statements for the year ended 6/30/14 were $27,000. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/15 are estimated at $15,000.

Tax Fees - The aggregate fees billed by DMCL for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/14 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the year ended 6/30/15 are also estimated at nil.

Audit Committee Pre-Approved Procedures - Our Audit Committee pre-approves all services provided by our principal accountants and their fees were reviewed and approved by the Audit Committee before the respective services were rendered and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

The provision of information called for by this Item-16.D is not applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the most recently completed Fiscal Year ended 6/30/15 and covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F.	CHANGE IN REGISTRANT’S INDEPENDENT CERTIFYING AUDITOR.

Davidson & Company LLP (“Davidson”) was engaged as the Company’s successor auditors, replacing FY 2014 and former auditor Dale Matheson Carr-Hilton Labonte LLP ("DMCL"), who resigned at the request of the Company effective 12/31/14.

The Company completed a Change of Auditor in accordance with the Part-4.11 Change of Auditor provisions of the Canadian Securities Regulators NI 51-102 Continuous Disclosure Obligations. By order of the Company's board, a "Notice of Change of Auditor" dated 12/31/14 and filed on SEDAR on 1/09/15 (the "Notice"). The Notice was given, at the order of the board, by the Company to the British Columbia Securities Commission and the Alberta Securities Commission as per Section-4.11(7) of NI 51-102, and it stated that:

1.	DMCL has resigned as auditors of the Issuer at the request of the Issuer effective December 31, 2014;

2.	the resignation of DMCL and the appointment of Davidson as the Issuer's auditor have been considered and approved by the Issuer's Board of Directors;

3.	there was no modified opinion in DMCL's report for the Issuer's most recently completed fiscal year, nor for any subsequent period;

4.	there have been no "reportable events" within the meaning assigned under subsection 4.11(1) of Nl 51-102.

In a letter, the "DMCL Letter" dated 12/31/14 and filed on SEDAR on 1/09/15, DMCL, acknowledged its review and agreement with the content of the Notice as required in connection with its resignation as the Company's auditor.

In a letter, the "Davidson Letter" dated 1/08/15 and filed on SEDAR on 1/09/15, DMCL, acknowledged its review and agreement with the content of the Notice as required in connection with its proposed engagement by the Company as auditor.

The Notice, DMCL Letter, and Davidson Letter were included as Exhibits 99-4, 99-5, and 99-6 respectively in a Form-6K filing reporting the auditor change that was made by the Company on EDGAR dated 1/12/15. These said exhibits are hereby incorporated into this Annual Report on Form-20F by this reference.

G.	CORPORATE GOVERNANCE.

The Company’s securities are quoted on the OTCQB and are not listed on a national securities exchange in its home country of Canada. This Annual Report is for our Fiscal Year ended 6/30/15. Therefore, the provision of information called for by this Item-16.G is not applicable.

H.	MINE SAFETY DISCLOSURE.

Neither the Company, nor any one of its subsidiaries, act as operators of a coal or other mine. Therefore, the provision of mine safety information called for by this Item-16.H is not applicable in this Annual Report.

PART - III

Item - 17 : Financial Statements .

Refer to "Item 18 – Financial Statements" below.

Item - 18 : Financial Statements .

The Company is providing its audited annual financial statements for Fiscal 2015 with this Annual Report on Form-20F in the form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)	Financial Statement Title Page.

(2)	Independent Auditor's Report for Fiscal 2015 by Davidson & Co.

(3)	Independent Auditor's Report for Fiscal 2014 by DMCL.

(4)	Audited Consolidated Financial Statements for the past two Fiscal Years ended 6/30/15 and 6/30/14, including:

a.	Consolidated Statements of Financial Position.

b.	Consolidated Statements of Comprehensive Loss.

c.	Consolidated Statements of Cash Flow.

d.	Consolidated Statement of Changes in Equity (Deficiency).

e.	Notes to the Consolidated Financial Statements.

(5)

Management's Discussion & Analysis for the 2015 fiscal year ended 6/30/15 made in Canada on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

Item - 19 : Exhibits .

Exhibit	Description
01.1	(1) Articles of Incorporation as last amended at a special general meeting on 9/10/08.
01.2	(2) Notice of amended Articles of the Company as last recorded with the Registrar of British Columbia on 11/13/09.
11.1	Code of Ethics of Senior Financial Officers, CEO and CFO, dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
18.0	Audited Annual Financial Statements More Fully Described in Item-18 above.
99.1	Audit Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/17/17.
99.2	Governance and Nominating Committee Charter, incorporated herein by reference to a Form-6K filed on EDGAR on 5/17/17.
99.3	Compensation Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.4	Reserves Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.5	Policy on Trading and Company Securities, incorporated herein by reference to a copy filed on an EDGAR Form-6K on 5/23/17.

Notes:
(1) Incorporated by reference to a copy furnished to the SEC under Form-6K on 10/10/08.
(2) Incorporated by reference to a copy furnished to the SEC under Form-6K on 12/14/09.

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________

By: Richard L. McAdoo
Director & Chief Executive Officer
Report Date: May 26, 2017