Form 20-F
period 2016-06-30
CONTINENTAL ENERGY Corp
filed 2017-06-29
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM-20F

[ _ ] Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

[X] Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended 30 JUNE 2016

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

  Date Format - Dates are expressed in this Annual Report in the form "6/30/16", which in this case means 30 June 2016.

  Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  Fiscal 2015 - This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/16, which is herein referred to as “Fiscal 2016”, and includes audited annual consolidated financial statements as at that date.

  Report Date - The date of this Annual Report is 6/29/17, which is referred to herein as the "Report Date". This Annual Report was prepared during May 2017 and the information contained herein is current and valid as at the Report Date.

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

The financial data for Fiscal Years ended 6/30/14, 6/30/15, and 6/30/16 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/12 and 6/30/13 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

Commencing from 7/01/11 and for the Fiscal Years ended 6/30/12, 6/30/13, 6/30/14, 6/30/15 and 6/30/16, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") as issued by the International Accounting Standards Board ("IASB") instead of GAAP. The first annual IFRS consolidated financial statements were prepared for the Fiscal Year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

The Company has not calculated and is not reporting any ratio of earning to fixed charges, to combined fixed charges or to any dividends and has not calculated and reported any other ratios, other than earnings per share, in this Annual Report; and hence no basis for such calculation is included.

The selected financial data set forth in the following table, stated in accordance with IFRS as issued by IASB, should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	6/30/16	6/30/15	6/30/14	6/30/13	6/30/12
Revenue	-	-	-	-	-
Net Loss	(473)	(956)	(939)	(700)	(1,847)
Loss Per Share – Basic	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
Loss Per Share – Diluted	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	128,601	128,601	123,488	101,947	81,086
Working Capital	(1,282)	(836)	(694)	(745)	(278)
Oil and Gas Properties	-	-	-	-	0.001
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	(1,280)	(833)	483	179	(149)
Total Assets	7	20	845	897	298

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

	Foreign Currency Exchange Rates
	Equal to One US Dollar
	CDN	IDR	AED	SGD	MYR	NOK
Month Ended 5/31/17	1.3473	13,315	3.6722	1.3839	4.2807	8.4392
Fiscal Year Ended 6/30/16	1.2991	13,204	3.6729	1.3479	3.9948	8.3913
Fiscal Year Ended 6/30/15	1.2475	13,359	3.6728	1.3474	3.7639	7.8612
Fiscal Year Ended 6/30/14	1.0672	11,859	3.6728	1.2466	3.0298	6.1331
Fiscal Year Ended 6/30/13	1.0487	9,901	3.6728	1.2708	3.1829	6.0718
Fiscal Year Ended 6/30/12	1.0166	9,385	3.6728	1.2654	3.1717	5.9582

B.	CAPITALIZATION AND INDEBTEDNESS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.B is not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.C is not applicable.

D.	RISK FACTORS.

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

h)	Material Events Occurring Since the Beginning of Fiscal 2016 on 7/01/15 – Described in Chronological Order

1)-	Annual and Quarterly Financial and Regulatory Filings

i)	Cease Trade Order

On 6/23/17, the Company completed the audits, financial reports, and made all of the regulatory filings to remedy and cure a cease trade order issued on 11/4/15 by the British Columbia Securities Commission ("BCSC"). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal year ended 6/30/15. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 6/30/15, the Company must also prepare and file the same for the year ended 6/30/16, plus the six interim quarterly financial reports for the three fiscal quarters ended 3/31/16 and the three quarters ended 3/31/17. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 5/24/17 and this Fiscal 2016 report on 6/21/17. Three of the six delinquent interim reports for the three quarters ended 3/31/16 were completed and filed on 6/20/17.

The remaining interim reports for the three quarters ended 3/31/17 were completed and filed on 6/23/17. These last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately apply to the BCSC for a revocation order.

ii)	Annual Financial Report Filed Late for Fiscal 2015

On 5/24/17 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 6/30/15. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year ended 6/30/15 plus management's discussion and analysis thereof.

iii)	Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2015

On 5/24/17 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2015. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

iv)	Annual Report on Form 20F Filed Late for Fiscal 2015

On 5/26/17 we made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for our Fiscal 2015 year ended 6/30/15. The Form 20F Annual Report was filed concurrently as a voluntary "Annual Information Form" or "AIF" filing on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year ended 6/30/15 plus management's discussion and analysis thereof.

v)	Reports Filed Late for Quarters Ended 9/30/15, 12/31/15 and 3/31/16

On 6/20/17 we made a single late filing of three interim quarterly financial reports for the quarters ended 9/30/15, 12/31/15, and 3/31/16; which are the first three quarters of our Fiscal 2016. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Interim Filings". These reports included management prepared, unaudited, interim, consolidated financial statements for each one of the three quarters plus management's discussion and analysis thereof. The same three quarterly financial reports were also filed on the same date on EDGAR under Form 6K.

vi)	Annual Financial Report Filed Late for Fiscal 2016

On 6/21/17 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2016 year ended 6/30/16. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2016 year ended 6/30/16 plus management's discussion and analysis thereof.

vii)	Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2016

On 6/21/17 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2016. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

viii)	Reports Filed Late for Quarters Ended 9/30/16, 12/31/16 and 3/31/17

On 6/23/17 we made a single late filing of three interim quarterly financial reports for the quarters ended 9/30/16, 12/31/16, and 3/31/17; which are the first three quarters of our Fiscal 2017. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Interim Filings". These reports included management prepared, unaudited, interim, consolidated financial statements for each one of the three quarters plus management's discussion and analysis thereof.

ix)	AIF on Form 20F Filed on SEDAR for Fiscal 2016

On 6/29/17, on the same date we filed this Form 20F Annual Report, for the Fiscal 2016 year ended 6/30/16 on EDGAR, we also filed a copy of this Form 20F as a voluntary "Annual Information Form" or "AIF" filing on SEDAR in compliance with regulations of BC Securities Commission in our home country. The AIF is in a form acceptable under Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings".

2)-	Share Capital - Authorized and Issued

i)	Authorized Share Capital at 6/30/16 End of Fiscal Year 2016

At the end of Fiscal 2015 the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and with special rights and restrictions attached. There were no changes to the Company's authorized share capital during Fiscal 2016 or up to the Report Date.

ii)	New Share Issues During Fiscal Year 2016 Ended 6/30/16

There were no new issues of share capital of any class or series by the Company during Fiscal 2016.

iii)	New Share Issues From 7/01/16 up to the Report Date 6/29/17

There were no new issues of share capital of any class or series by the Company during the period from the end of Fiscal 2016 up to the Report Date.

3)-	Share Purchase Warrant Activity

i)	Share Purchase Warrant Activity During Fiscal Year 2016 Ended 6/30/16

On 10/13/15, as an incentive for a $10,000 loan from a director, the Company issued 2,000,000 common share purchase warrants to the director, with an exercise price of $0.01 per share and expiry date of 12/31/17. During Fiscal 2016, a total of 8,912,500 common share purchase warrants expired without exercise. No warrants were exercised during Fiscal 2016. There were no amendments to the terms of any common share purchase warrants during Fiscal 2016.

ii)	Share Purchase Warrant Activity From 7/01/16 up to the Report Date 6/29/17

During the period from the end of Fiscal 2016 up to the Report Date, there were no new issues, exercises, or amendments to the terms of any share purchase warrants. A total of 250,000 warrants expired without exercise on 7/25/16 and another 300,000 on 10/23/16. At the Report Date there are a total of 2,000,000 common share purchase warrants outstanding at an exercise price of US$ 0.01 until 12/31/17.

4)-	Share Purchase Warrant Activity

i)	Stock Option Activity During Fiscal Year 2016 Ended 6/30/16

During the Fiscal 2016 year there were no new issues, exercises, or amendments to the terms of any stock options. A total of 6,800,000 common share purchase stock options expired on 12/31/15 without exercise. At the 6/30/16 Fiscal 2016 year end there were no common share purchase stock options issued or outstanding.

ii)	Stock Option Activity From 7/01/16 up to the Report Date 6/29/17

During the period from the end of Fiscal 2016 up to the Report Date, there were no new issues, expiries, exercises, or amendments to the terms of any stock options. At the Report Date there are no common share purchase stock options issued or outstanding.

i)	Subsequent Material Events Occurring Since 6/30/16 up to the Report Date – Described in Chronological Order

1)-	Director Resignation – Effective upon 12/30/16, Mr. John Tate resigned from the Company's board of directors.

2)-	Joint Development Agreement Signed – On 1/04/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA is more fully described herein below in Item-4.C.c. "Joint Ventures".

3)-	Consulting and Joint Development Agreement Signed – On 2/28/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA is more fully described herein below in Item-4.C.c."Joint Ventures".

4)-	Director Appointment – Upon 3/31/17, Mr. Karsani Aulia was appointed a director of the Company by action of the board of directors to fill the vacancy on the board.

5)-	Code of Business Conduct and Ethics – Upon 5/14/17, the board of directors adopted a new and revised "Code" of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16/05/17 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Code was also filed by the Company on EDGAR on 17/05/17 under cover of a Form-6K filing.

6)-	Charter of the Audit Committee – Upon 5/14/17, the board of directors adopted a new and revised "Charter" for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/16/17 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/17/17 under cover of Form-6K.

7)-	Charter of the Governance and Nominating Committee – Upon 5/14/17, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/16/17 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/17/17 under cover of a Form-6K filing.

8)-	Charter of the Compensation Committee – Upon 5/17/17, the board of directors adopted a new and revised "Charter" for the Company's Compensation Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/23/17 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/23/17 under cover of a Form-6K filing.

9)-	Charter of the Reserves Committee – Upon 5/17/17, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 5/23/17 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 5/23/17 under cover of a Form-6K filing.

10)-	AGM Notice and Record Date Set – Upon 6/05/17, the Company caused its registrar and transfer agent, Computershare, to file on SEDAR a Notice of Meeting and Record Date for the Company's annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 years to be held on 8/04/17 in the Company's registered and records office at 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. The official "Record Date" for the purposes of determining those shareholders of record entitled to vote at the meeting is 6/30/17. The formal notice and agenda for the meeting will be published on the Record Date.

B.	BUSINESS OVERVIEW.

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

  Ruaha River Power Company Limited ("Ruaha Power") is a joint venture company and renewable energy power developer incorporated in Tanzania and based in Dar es Salaam. The authorized share capital of Ruaha Power is 100 Billion Tanzanian Shillings consisting of 100 Million shares of nominal value 1,000 Tanzanian Shillings. Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). At the end of Fiscal 2016, the Company owned 6,500,000 ordinary shares of Ruaha Power, then representing a minor equity interest of 6.5% of Ruaha Power's authorized share capital. Since the end of Fiscal 2015 the Company has no further financial or management obligations to it.

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

b)	Oil and Gas Production- As at the Report Date, we have not established oil or gas production.

c)	Drilling Activity - The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

Wells by Classification	Drilling Activity for Fiscal Year Ended
	6/30/16		6/30/15		6/30/14
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

Lease, Area, PSC, or Property	Acreage and Leases at Fiscal Year Ended
	6/30/16		6/30/15		6/30/14
	Gross	Net	Gross	Net	Gross	Net
	-	-	-	-	-	-
Total - Acres	-	-	-	-	-	-

Notes to table: At the end of Fiscal 2015 and as of the Report date the Company has no oil and gas leases or production sharing contracts.

e)

Oil and gas costs. - The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/16	6/30/15	6/30/14
Oil and Gas Costs	--	--	--
Total - US$	--	--	--

Item - 4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item - 5 : Operating and Financial Review and Prospects

A.	OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/16, 6/30/15, and 6/30/14. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2016, ENDED 6/30/16

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Finance during Fiscal Year 2016 Ended 6/30/16 - During the Fiscal Year ended 6/30/16, the Company received $71,500 from the proceeds of loans from two related parties. In the prior year ended 6/30/15, $120,000 was received as proceeds of private placements. The Company also converted its loan payable of $750,000 into common shares.

Income during Fiscal Year 2016 Ended 6/30/16 - Overall, from operations during the Fiscal Year ended 6/30/16, the Company had a loss of $473,289 compared to a loss of $956,418 in the prior year ended 6/30/15. The Company had a loss per share of $0.00 in 2016 compared to a loss per share of $0.01 in 2015.

Expenses during Fiscal Year 2016 Ended 6/30/16 - General and administrative expenses decreased by $324,549 from $799,379 to $474,830 for the Fiscal Years ended 6/30/15 and 6/30/16 respectively. The decrease is attributable to the lower share-based payments expense of $26,200 compared to $100,000 in Fiscal 2015. The Company’s office and investor relations costs were also lower in Fiscal 2016 compared to Fiscal 2015. The office and investor relations costs were $122,321 in Fiscal 2015 and only $40,396 in Fiscal 2016. Professional fees were less by $48,599 in Fiscal 2016 compared to Fiscal 2015. In addition, interest charges were $84,551 in Fiscal 2015 but only $47,385 in Fiscal 2016.

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

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/16, 6/30/15, and 6/30/14. Cash on hand is sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during the next fiscal year.

  Working Capital Situation at End Fiscal 2016 on 6/30/16 - At the end of Fiscal 2016 on 6/30/16, the Company’s consolidated financial statements reflect a working capital deficit of $1,282,380 compared to the 6/30/15 working capital deficit of $836,752. Cash used in operating activities during the year ended 6/30/16 totaled $74,225, compared with $558,421 in the prior year. Cash from financing activities during the year ended 6/30/16 was $71,500 whereas there was $120,000 received from such activities during the year ended 6/30/15.

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

Contractual Obligations as at 6/30/16
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

  Directors Changes From End Fiscal 2016 to the Report Date – The following changes to the Company's board of directors occurred subsequent to the 6/30/16 end of Fiscal 2016 and prior to the Report Date:

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

Summary Table - Compensation of Directors and Officers During Fiscal 2016
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards (1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Officers
Richard L. McAdoo Chairman & CEO	30-JUN-16	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Robert V. Rudman CFO	30-JUN-16	$120,000	Nil	Nil	Nil	Nil	Nil	$12,915 (2)	$132,915
Non-Executive Directors		Fees							Fees
Phillip B. Garrison Non-Executive Director	30-JUN-16	Nil	$26,200 (3)	Nil	Nil	Nil	Nil	Nil	$26,200
John Tate (4) Non-Executive Director	30-JUN-16	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Karsani Aulia (5) Non-Executive Director	30-JUN-16	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

[2]	Reflects cost of personal medical insurance provided.
[3]	Reflects the Black Scholes pricing model for warrants issued as compensation for a non-interest bearing loan.
[4]	Mr. Tate resigned effective 12/30/16 subsequent to the end of Fiscal 2016.
[5]	Mr. Aulia was appointed a director on 3/31/17, subsequent to the end of Fiscal 2016.

C.	BOARD PRACTICES.

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

Voting Shares Owned by Directors And Officers
Type of	Name of	Number of Voting	% of Total Voting
Security	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	9,579,158	7.8%
Common Shares	Robert V. Rudman, Director & CFO	3,752,000	3.0%
Common Shares	Karsani Aulia, Non-Executive Director	0	-.-
Common Shares	Phillip B. Garrison, Non-Executive Director	0	-.-
	Directors & Officers as a Group	13,331,158	10.8%
Common Shares	Total Issued & Outstanding	123,015,381	100.0%

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

Item - 7 : Major Shareholders and Related Party Transactions

Authorized Share Capital - At the Report Date, the authorized capital of the Company consists of One Billion (1,000,000,000) shares divided into Five Hundred Million (500,000,000) common shares without par value and Five Hundred Million (500,000,000) preferred shares without par value.

Authorized Common Shares- At the Report Date, all of the 500,000,000 authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Authorized Preferred Shares - At the Report Date, the authorized capital of the Company includes 500,000,000 preferred shares. The Board of Directors, using its own discretion, may from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The Directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the Directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions. Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights and restrictions attached to any particular series of the preferred shares issued.

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2016 year ended on 6/30/16, the total number of common shares issued and outstanding was 123,015,381. As of the Report Date the total number of common shares issued and outstanding is 123,015,381. Zero preferred shares were issued at the end of Fiscal 2016, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Audited Fiscal Year End 6/30/16	Last Unaudited Month End 5/31/17	At The Report Date
Common Shares	500,000,000	123,015,381	123,015,381	123,015,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 123,015,381 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 123,015,381 common shares actually issued and outstanding plus 2,000,000 outstanding unexercised warrants, plus -0- outstanding unexercised options to purchase additional common shares, plus 5,000,000 outstanding unexercised rights to convert against a promissory note; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Audited Fiscal Year End 6/30/16	Last Unaudited Month End 5/31/17	At The Report Date
Common Shares	123,015,381	123,015,381	123,015,381
Warrants	2,550,000	2,000,000	2,000,000
Options	0	0	0
Debt Conversion Rights	5,000,000	5,000,000	5,000,000
Fully Diluted Total	130,565,381	130,015,381	130,015,381

A.	MAJOR SHAREHOLDERS.

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

Registered and Unregistered Shareholders - We estimate that the total number of Registered and Unregistered Shareholders of the Company is approximately 990, based on the following assumptions:

  Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our “Registered Shareholders”). Each year our transfer and clearing agents Computershare and Broadridge furnish us with a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information, and some information about non-objecting beneficial owners who are unknown to us but hold our shares through an intermediary broker dealer or similar financial institution. As at the most recent record date for an annual general meeting we had 190 registered shareholders holding about 57% of our outstanding common shares.

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

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders, we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain. As at the Report Date, based on mailings at our annual general meetings, we estimate that 21% of shares are held by residents located in the USA, another 28% in Canada, and the remaining 51% in other countries.

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

Management Fees - During the Fiscal Year ended 6/30/16, management fees in the amount of $282,915 were paid or accrued to officers of the Company. At the end of Fiscal 2016, a total amount of $616,697 was payable to officers and director of the Company relating to accrued and outstanding management compensation and personal loans made to the Company.

Loans from Directors - During the year ended 6/30/16, two directors of the Company loaned $10,000 and $61,500, respectively, to the Company for assistance with working capital. These loans are interest free with no fixed repayment terms.

Share Based Award - During the year ended 6/30/16, the Company issued a director an amount of 2,000,000 common share purchase warrants having an exercise price of $0.01 per share and an expiry date of 12/31/17 as compensation for a $10,000 loan. The Company calculated the Black Scholes fair value of these warrants to be $26,200 which was charged to the statement of loss as share-based payments.

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

Except for the related party transactions described in the preceding paragraphs, and to the extent of the Company’s knowledge, during the Company’s Fiscal Year ended 6/30/16 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Since the end of the Company's Fiscal 2016, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Item - 8 : Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company’s audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2016 year, are attached as an integral part field with this Annual Report. They are further described in "Item 18 - Financial Statements".

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

g)

Canadian GAAP - Prior to and including the Company's Fiscal Year ended 6/30/11, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conformed in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to those financial statements.

h)

IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board has mandated the replacement of Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly accountable enterprises. The effective changeover date for the Company was 7/01/11, at which time the Company ceased using Canadian GAAP and replaced it with IFRS. The Company issued its first set of interim quarterly financial statements prepared under IFRS for the quarter ended 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/01/10. The first annual IFRS consolidated financial statements were prepared for the Company's fiscal year ended 6/30/12 which incorporated restated comparatives for the previous Fiscal Year ended 6/30/11. Commencing from 7/01/11, the Company's financial statements were and are prepared in accordance with IFRS as issued by the International Accounting Standards Board or IASB.

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

c)

Cease Trade Order – On 6/23/17, the Company completed the audits, financial reports, and made all of the regulatory filings to remedy and cure a cease trade order issued on 11/4/15 by the British Columbia Securities Commission ("BCSC"). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal year ended 6/30/15. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 6/30/15, the Company must also prepare and file the same for the year ended 6/30/16, plus the six interim quarterly financial reports for the three fiscal quarters ended 3/31/16 and the three quarters ended 3/31/17. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 5/24/17 and this Fiscal 2016 report on 6/21/17. Three of the six delinquent interim reports for the three quarters ended 3/31/16 were completed and filed on 6/20/17. The remaining interim reports for the three quarters ended 3/31/17 were completed and filed on 6/23/17. These last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately apply to the BCSC for a revocation order.

d)

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

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
05/31/2017	$0.03	$0.03	03/31/2017	$0.02	$0.00	06/30/2016	$0.02	$0.01
04/30/2017	$0.08	$0.01	12/31/2016	$0.02	$0.00	06/30/2015	$0.04	$0.00
03/31/2017	$0.01	$0.01	09/30/2016	$0.04	$0.00	06/30/2014	$0.10	$0.01
02/31/2017	$0.02	$0.00	06/30/2016	$0.02	$0.01	06/30/2013	$0.14	$0.01
01/31/2017	$0.01	$0.00	03/31/2016	$0.02	$0.00	06/30/2012	$0.18	$0.04
12/31/2016	$0.02	$0.00	12/31/2015	$0.03	$0.00
			09/30/2015	$0.03	$0.00
			06/30/2015	$0.04	$0.00
			03/31/2015	$0.03	$0.00
			12/31/2014	$0.05	$0.01
			09/30/2014	$0.05	$0.03

B.	PLAN OF DISTRIBUTION.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.B is not applicable.

C.	MARKETS.

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

An investment in the Shares by a WTO investor, or by a non-Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company’s assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2009 is C$312 million.

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

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at Fiscal Year ended 6/30/16 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/16.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of 6/30/16, based on those criteria.

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

For Fiscal 2015 and 2016 - Effective 12/31/14, the Company completed a Change of Auditor more fully described in Item-16.F below. The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP (“Davidson”) was engaged as the Company’s auditors. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2015 period covered by this Annual Report.

Audit Fees - The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/15 are estimated at $15,000. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/16 are estimated at $15,000.

Tax Fees - The aggregate fees billed by Davidson for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/15 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the year ended 6/30/16 are also estimated to be $ nil.

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

Davidson & Company LLP (“Davidson”) was engaged as the Company’s successor auditors, replacing Fiscal Year 2014 and former auditor Dale Matheson Carr-Hilton Labonte LLP ("DMCL"), who resigned at the request of the Company effective 12/31/14.

The Company completed a Change of Auditor in accordance with the Part-4.11 Change of Auditor provisions of the Canadian Securities Regulators NI 51-102 Continuous Disclosure Obligations. By order of the Company's board, a "Notice of Change of Auditor" dated 12/31/14 and filed on SEDAR on 1/09/15 (the "Notice"). The Notice was given, at the order of the board, by the Company to the British Columbia Securities Commission and the Alberta Securities Commission as per Section-4.11(7) of NI 51-102, and it stated that:

1.	DMCL has resigned as auditors of the Issuer at the request of the Issuer effective 12/31/14;

2.	the resignation of DMCL and the appointment of Davidson as the Issuer's auditor have been considered and approved by the Issuer's Board of Directors;

3.	there was no modified opinion in DMCL's report for the Issuer's most recently completed fiscal year, nor for any subsequent period;

4.	there have been no "reportable events" within the meaning assigned under subsection 4.11(1) of Nl 51-102.

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

The Company’s securities are quoted on the OTCQB and are not listed on a national securities exchange in its home country of Canada. This Annual Report is for our Fiscal Year ended 6/30/16. Therefore, the provision of information called for by this Item-16.G is not applicable.

H.	MINE SAFETY DISCLOSURE.

Neither the Company, nor any one of its subsidiaries, act as operators of a coal or other mine. Therefore, the provision of mine safety information called for by this Item-16.H is not applicable in this Annual Report.

PART - III

Item - 17 : Financial Statements .

Refer to "Item 18 – Financial Statements" below.

Item - 18 : Financial Statements .

The Company is providing its audited annual financial statements with this Annual Report on Form-20F in the substance and form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

List of Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)	Financial Statement Title Page.

(2)	Independent Auditor's Reports for Fiscal 2016 and Fiscal 2015 by Davidson & Company LLP.

(3)	Audited Consolidated Financial Statements for the past two Fiscal Years ended 6/30/16 and 6/30/15, including:

a.	Consolidated Statements of Financial Position.

b.	Consolidated Statements of Comprehensive Loss.

c.	Consolidated Statements of Cash Flow.

d.	Consolidated Statement of Changes in Equity (Deficiency).

e.	Notes to the Consolidated Financial Statements.

(4)

Management's Discussion & Analysis for the 2016 fiscal year ended 6/30/16 made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

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

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________

By: Richard L. McAdoo

Director & Chief Executive Officer

Report Date: June 29, 2017

2016 FORM-20F EXHIBIT - 11.1

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

This constitutes the Company's Code of Ethics for senior financial officers as required by Section 406 of the Sarbanes-Oxley Act of 2002, for all companies reporting under Section 13(a) and 15(d) of the Securities Exchange Act of 1934

Last Revised on June 29, 2017

The Chief Executive Officer, Chief Financial Officer and Controller (collectively, the "Senior Financial Officers") of Continental Energy Corporation (the "Company") must adhere to this Code of Ethics for Senior Officers, in addition to all other applicable Company Policies and the Company's separately published Code of Business Conducts and Ethics for all its employees. The Company currently has no officer serving in the capacity of Controller.

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

3. FINANCIAL REPORTING AND DISCLOSURE

Senior Financial Officers shall provide fair, accurate, timely, and understandable disclosure in this Form-20F Annual Report of a "foreign private issuer" under Section 13(a) and 15(d) of the Securities Exchange Act of 1934. The said officers seek to provide disclosure to the investment community that is not only in conformity with Section 406 of the Sarbanes-Oxley Act of 2002, but that also fairly presents the financial condition and results of operations of the Company to its shareholders and possible investors. Senior Financial Officers shall also seek to promote ethical behavior by other Company employees involved in financial reporting.

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

The undersigned incumbent Senior Financial Officers have read the foregoing and certify their compliance with this Code of Ethics.

<Signed>	<Signed>
_____________	_____________
Richard L. McAdoo	Robert V. Rudman
Chief Executive Officer	Chief Financial Officer

2016 FORM - 20F EXHIBIT - 12.1

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS

The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.1 in the form required as Certificates by the Company's CFO.

CFO CERTIFICATE

I, Robert V. Rudman, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2016;

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Dated: June 29, 2017

<Signed>

__________________
Robert V. Rudman
Chief Financial Officer

2016 FORM-20F EXHIBIT - 12.2

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS

The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.2 in the form required as Certificates by the Company's CEO.

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2016;

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Dated: June 29, 2017

<Signed>

__________________
Richard L. McAdoo
Chief Executive Officer

2016 FORM-20F EXHIBIT - 13.1

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B)) or
Rule 15d-14(B) (17 CFR 240.15d-14(B)) and Section 1350 of Chapter 63 Of Title 18 of
The United States Code (18 U.S.C. 1350), Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2016 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29, 2017

<Signed>

__________________
Richard L. McAdoo
Chief Executive Officer

2016 FORM-20F EXHIBIT - 13.2

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B)) or
Rule 15d-14(B) (17 CFR 240.15d-14(B)) and Section 1350 of Chapter 63 Of Title 18 of
The United States Code (18 U.S.C. 1350), Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2016 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Robert V. Rudman, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29, 2017

<Signed>

__________________
Robert V. Rudman
Chief Financial Officer

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

2016 FORM-20F EXHIBIT - 18.0

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2016

Expressed in U.S. Dollars

Contents

  Financial Statement Title Page.

  Independent Auditor's Reports for Fiscal 2016 and Fiscal 2015 by Davidson & Company LLP.

  Audited Consolidated Financial Statements for the past two Fiscal Years ended 6/30/16 and 6/30/15, including:

  Consolidated Statements of Financial Position.

  Consolidated Statements of Comprehensive Loss.

  Consolidated Statements of Cash Flow.

  Consolidated Statement of Changes in Equity (Deficiency).

  Notes to the Consolidated Financial Statements.

  Management's Discussion & Analysis for Fiscal 2016 year ended 6/30/16 and made on Form 51- 102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Continental Energy Corporation

We have audited the accompanying financial statements of Continental Energy Corporation, which comprise the statements of financial position as of June 30, 2016 and 2015, and the related statements of loss and comprehensive loss, changes in deficiency, and cash flow for the years ended June 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at June 30, 2016 and 2015, and its financial performance and its cash flows for the years ended June 30, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicate that Continental Energy Corporation has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

June 29, 2017

CONTINENTAL ENERGY CORPORATION

FINANCIAL STATEMENTS

30 JUNE 2016

Expressed in U.S. Dollars

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	30 June 2016	30 June 2015
Current		$	$
Cash		1,290	4,015
Receivables		1,278	731
Prepaid expenses and deposits		3,349	12,636
		5,917	17,382
Non-current assets
Property, plant and equipment		1,461	2,922
		7,378	20,304
LIABILITIES
Current
Accounts payable and accrued liabilities	11	751,783	434,244
Loans from related parties	11	71,500	-
Convertible debt	9	465,014	419,890
		1,288,297	854,134
DEFICIENCY
Share capital	10	16,201,630	16,201,630
Conversion rights reserve		92,966	92,966
Share-based payment and other reserve	10	9,927,687	9,901,487
Deficit		(27,503,202)	(27,029,913)
		(1,280,919)	(833,830)
		7,378	20,304

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 15)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended
	Note	30 June 2016	30 June 2015
EXPENSES		$	$
Depreciation		1,461	2,923
Interest and bank charges	9	47,385	84,551
Management and consulting fees	11	290,627	336,889
Office and investor relations		40,396	122,321
Professional fees		56,319	104,918
Rent, maintenance and utilities		3,928	21,216
Share-based payments	10	26,200	100,000
Travel and accommodation		8,514	26,561
		(474,830)	(799,379)
Other income (expenses)
Interest and foreign exchange		1,541	2,798
Loss on disposal of subsidiary	8	-	(159,837)
Net loss for the year		(473,289)	(956,418)

COMPREHENSIVE LOSS FOR THE YEAR
Net loss for the year		(473,289)	(956,418)
Other Comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		-	37,900
Recycle of translation differences on disposal of subsidiary	8	-	(19,209)
Comprehensive loss for the year		(473,289)	(937,727)
Comprehensive loss attributable to:
Shareholders of the Company		(473,289)	(956,298)
Non-controlling interests		-	18,571
Loss Per Share – Basic and Diluted		(0.00)	(0.01)
Weighted Average Number of Shares		128,601,682	128,601,682

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CASH FLOW

		Year Ended	Year Ended
Cash Resources Provided By (Used In)	Note	30 June 2016	30 June 2015
Operating Activities		$	$
Loss for the year		(473,289)	(956,418)
Items not affecting cash
Depreciation		1,461	2,923
Interest on convertible debt	9	45,124	81,000
Loss on disposal of subsidiary	8	-	159,837
Share-based payments	10	26,200	100,000
Changes in non-cash working capital
Receivables		(547)	6,334
Prepaid expenses and deposits		9,287	11,921
Accounts payable and accrued liabilities		317,539	35,982
		(74,225)	(558,421)
Investing Activities
Consideration received upon disposal of subsidiary	8	-	200,000
		-	200,000
Financing Activities
Shares issued – cash	10	-	120,000
Proceeds from loans from related parties	11	71,500	-
		71,500	120,000

Change in cash		(2,725)	(238,421)
Cash Position – Beginning of Year		4,015	242,436
Cash Position – End of Year		1,290	4,015

Supplemental cash flow information (Note 13)

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CHANGES INEQUITY (DEFICIENCY)

				Share-Based		Foreign
				Payment and	Conversion	Currency		Non-
				Other	Rights	Translation		controlling
		Share Capital		Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2014		123,615,381	16,131,630	9,401,487	56,966	(120)	(26,073,495)	(204,417)	(687,949)
Private placements – cash	10	2,400,000	120,000	-	-	-	-	-	120,000
Conversion of loan	10	15,000,000	750,000	-	-	-	-	-	750,000
Convertible debt amendments	9	-	-	-	36,000	-	-	-	36,000
Shares issued for services	10	2,000,000	100,000	-	-	-	-	-	100,000
Foreign currency translation		-	-	-	-	19,329	-	18,571	37,900
Disposal of subsidiary	8	(20,000,000)	(900,000)	500,000	-	(19,209)	-	185,846	(233,363)
Loss for the year		-	-	-	-	-	(956,418)	-	(956,418)
Balance on 30 June 2015		123,015,381	16,201,630	9,901,487	92,966	-	(27,029,913)	-	(833,830)

Incentive warrants	10	-	-	26,200	-	-	-	-	26,200
Loss for the year		-	-	-	-	-	(473,289)	-	(473,289)
Balance on 30 June 2016		123,015,381	16,201,630	9,927,687	92,966	-	(27,503,202)	-	(1,280,919)

- See Accompanying Notes -

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties but has begun diversifying its business into a broader range upstream and downstream oil and gas activities. These include new small-scale, distributed oil refineries and gas-turbine power plant developments fully integrated with smaller and stranded oil and gas production in underserved local markets.

At the 21 June 2017 date of this filing the Company has completed the audits, financial reports, and made most of the regulatory filings to remedy and cure a cease trade order issued on 4 November 2015 by the British Columbia Securities Commission ("BCSC"). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal years ended 30 June 2015. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 30 June 2015, the Company must also prepare and file the same for the year ended 30 June 2016, plus the six interim quarterly financial reports for the three fiscal quarters ended 31 March 2016 and the three quarters ended 31 March 2017. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 24 May 2017 and this Fiscal 2016 report on 21 June 2017. Three of the six delinquent interim reports for the three quarters ended 31 March 2016 were completed and filed on 20 June 2017. The Company is working to complete and file the last late reports for the three quarters ended 31 March 2017. When filed, these last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately thereafter apply to the BCSC for a revocation order.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common shares in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies presented in Note 3 were consistently applied to all periods presented.

The Company’s Board of Directors, upon the recommendation of its Audit Committee, has approved these financial statements on 20 June 2017.

These financial statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except when otherwise indicated.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

3.	Summary of Significant Accounting Policies

Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The Company’s functional and presentation currency is the U.S. dollar.

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at that rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

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

Unit Private Placements

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

Property, Plant and Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives on 50% declining balance basis, for automobiles, office furniture, computers and other equipment including software.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

Financial Instruments

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

Financial assets:

Financial assets are classified into one of the following categories:

  Fair value through profit or loss (“FVTPL”);

  Available for sale (“AFS”);

  Held-to-maturity (“HTM”); and

  Loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)	FVTPL financial assets

Financial instruments are classified as FVTPL when the financial instrument is held for trading or is designated as FVTPL.

A financial instrument is classified as held for trading if:

  It has been acquired principally for the purpose of selling in the near future;

  It is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-making; or

  It is a derivative that is not designated and effective as a hedging instrument.

Financial instruments classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss.

The Company has no financial assets classified as FVTPL.

(ii)	AFS financial assets

Instruments held by the Company that are classified as AFS are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in equity in the investments revaluation reserve. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate on the statement of financial position date. The change in fair value attributable to translation differences due to a change in amortized cost of the asset is recognized in profit or loss, while all other changes are recognized in equity/deficiency.

The Company has no financial assets classified as AFS.

(iii)	HTM financial assets

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. After initial recognition, the Company carries the assets at amortized costs less impairment. The Company assesses its intention and ability to hold its held-to-maturity investments to maturity not only when those financial assets are initially recognized, but also at the end of each subsequent reporting period. The Company has no HTM financial assets.

(iv)	Loans and receivable

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

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

Financial liabilities:

Financial liabilities are classified into one of the following categories:

  Fair value through profit or loss (“FVTPL”); or

  Other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i)	FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the profit or loss.

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

The Company has classified accounts payable, accrued liabilities, loans from related parties, and convertible debt other financial liabilities.

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

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

  Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of comprehensive loss. This amount represents the cumulative loss in accumulated OCI that is reclassified to profit or loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized in profit or loss.

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

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

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

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to

Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds.

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

Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of warrant exercises within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant if the warrants were originally issued as compensation.

Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

Critical Judgments:

Recovery of deferred taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of financial position as at 30 June 2016.

5.	Standards Issued but Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC, that are mandatory for accounting periods on after July 1, 2016. Many are not applicable or do not have a significant impact on the Company and have been excluded from the summary below.

The Company is currently assessing the impact of the following standards, which have not yet been adopted.

IFRS 9 Financial Instruments

This standard and its consequential amendments will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

IFRS 2, Share Based Payments

The IASB issued amendments to IFRS 2 Share-Based Payments that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted.

IFRS 16, Leases

This standard and its consequential amendments will replace IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

6.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company’s principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of deficiency as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest any excess cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2016.

7.	Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in foreign currencies. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2016	Cash	Receivables	liabilities
Canadian dollars	-	1,662	(113,539)
Indonesian Rupiah	11,640,117	-	(28,443,867)

			Accounts
			payable and
			accrued
30 June 2015	Cash	Receivables	liabilities
Canadian dollars	23	912	(73,999)
Indonesian Rupiah	13,563,611	-	(32,305,867)

At 30 June 2016, with other variables unchanged, a 10% change in exchange rates would affect the loss by $10,631 (2015 - $5,998).

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to cash and receivables is remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2016, the Company had a cash balance of $1,290 which is not sufficient to settle current liabilities of $1,288,297. The Company’s management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has a positive cash balance and its debt is either interest free or bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

8.	Disposal of Subsidiary

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire Energy”), a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000 to Visionaire Invest AS (the “Vendor”).

Pursuant to a sales and purchase agreement dated 15 September 2014, the Company reached an agreement with the Vendor to sell its 51% interest in Visionaire Energy for $200,000 cash and the return of 20,000,000 common shares of the Company. The agreement was subject to the approval of the shareholders which was obtained at the Company’s annual meeting held on 5 December 2014, the effective date of disposal of Visionaire Energy.

Based on the book value of the net assets disposed of on 5 December 2014, the related sales proceeds and the effect of recycling of foreign exchange, the loss on disposal of Visionaire Energy was calculated to be $159,837, as summarized below:

$
Cash	5,611
Equity Investments	596,439
Accounts Payable	(8,850)
Non-controlling interest	185,846
Total net assets	779,046

Consideration – Cash	200,000
Consideration – Common shares of Continental	400,000
Total consideration	600,000

Loss on disposal before recycling of foreign exchange	179,046
Recycling of foreign exchange	(19,209)
Loss on disposal of Visionaire Energy	159,837

9.	Convertible Debt

Total
$
Balance on 30 June 2014	374,890
Interest	81,000
Conversion rights - amendments	(36,000)
Balance on 30 June 2015	419,890
Interest	45,124
Balance on 30 June 2016	465,014

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. As additional consideration, the Company also issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

The Company has since entered into multiple arrangements with the note holder for amendment of the terms of the convertible promissory note and the additional consideration warrants. As at 30 June 2016, the promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share. The additional consideration warrants were exercisable at $0.05 per common share and expired on 31 December 2015 without being exercised.

On 28 July 2014, the Company reached an agreement with the note holder to extend the maturity date of the promissory note from 30 April 2014 to 30 September 2014 without any additional consideration. This amendment resulted in an incremental value of $36,000.

The convertible promissory note is in default as of the date of these financial statements.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

		Additional
	Conversion	Consideration
Fiscal 2015	Rights	Warrants
Expected dividend yield	Nil	-
Expected stock price volatility	87%	-
Risk-free interest rate	0.04%	-
Expected life (years)	0.18	-

10.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

Year ended 30 June 2016

There were no common or preferred share issued.

Year ended 30 June 2015

On 4 August 2014, the Company completed a private placement consisting of 2,400,000 common shares at a price of $0.05 per share for total proceeds of $120,000.

On 22 August 2014, a $750,000 loan, previously obtained on 3 March 2014, was converted into 15,000,000 common shares of the Company at a price of $0.05 per share.

On 29 October 2014, the Company issued 2,000,000 common shares at fair value of $100,000 for consulting services. The amount was recognized as share-based payments expense on the Company’s statement of loss.

On 5 December 2014, Visionaire Invest AS returned 20,000,000 common shares of the Company, with a fair value of $400,000, for cancellation pursuant to the sale of the Company’s 51% interest in Visionaire Energy (Note 8).

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

A reconciliation of the Company’s stock options outstanding on 30 June 2016 and 30 June 2015 is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2014	15,800,000	0.05
Expired	(9,000,000)	0.05
Outstanding on 30 June 2015	6,800,000	0.05
Expired	(6,800,000)	0.05
Outstanding on 30 June 2016	-	-

Warrants

A reconciliation of the Company’s warrants outstanding on 30 June 2016 and on 30 June 2015 is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2014	11,462,500	0.05
Expired	(2,000,000)	0.05
Outstanding on 30 June 2015	9,462,500	0.05
Issued	2,000,000	0.01
Expired	(8,912,500)	0.05
Outstanding on 30 June 2016	2,550,000	0.03

Year ended 30 June 2016

As an incentive for the $10,000 loan from a director (Note 11), the Company issued on 13 October 2015 to the director, 2,000,000 share purchase warrants with an exercise price of $0.01 per share and expiry date of 31 December 2017. The Company calculated the fair value of these warrants to be $26,200 which was charged to the statement of loss as share-based payments.

Year ended 30 June 2015

On 5 January 2015, the terms of 2,600,000 and 375,000 outstanding share purchase warrants expiring on 7 January 2015 and 15 January 2015, respectively, were extended to expire on 7 January 2016 and 15 January 2016. The exercise price of these warrants remained at $0.05 per share. As these warrants were originally issued to investors in a private placement, no amount was recognized for the incremental increase in their fair value.

The fair value of the warrants issued was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Year Ended	Year Ended
	30 June 2016	30 June 2015
Expected dividend yield	Nil	-
Expected stock price volatility	86%	-
Risk-free interest rate	0.64%	-
Expected life of warrants (years)	2.22	-

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

A summary of the Company’s warrants outstanding on 30 June 2016 is as follows:

Number of	Price Per Share	Expiry Date
Shares
250,000	$0.10	25 July 2016
300,000	$0.10	23 October 2016
2,000,000	$0.01	31 December 2017
2,550,000
(Note 15)

11.	Related Party Transactions

As at 30 June 2016, $616,967 (2015 - $371,146) was payable to officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured, non-interest bearing with no specific terms for repayment.

During the year ended 30 June 2016, the Company paid or accrued salary, fees, or other compensation to officers of the Company in the amount of $282,915 (2015 - $305,794).

During the year ended 30 June 2016, two directors of the Company loaned $10,000 and $61,500, respectively, to the Company for assistance with working capital. These loans are interest free with no fixed repayment terms.

The Company issued a promissory note in recognition of the receipt of the $10,000 loan and as an incentive for the loan, granted 2,000,000 share purchase warrants to the lending director, with an exercise price of $0.01 per share and expiry date of 31 December 2017 (Note 10).

12.	Income Taxes

The Company is domiciled in Canada and is therefore subject to tax on estimated assessable profit at the rate of 26.00% (2015 – 26.00%). The Company has no assessable profit in Canada.

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the statement of loss as follows:

	Year Ended	Year Ended
	30 June 2016	30 June 2015
	$	$
Loss before income taxes	(473,289)	(956,418)
Federal and provincial statutory tax rate	26.00%	26.00%
Income tax recovery based on the above rates	(123,055)	(248,669)
Non-deductible expenses and other	88,524	459,456
Expiry of tax losses	-	73,454
Losses and temporary differences for which no tax benefit has been recorded	34,531	(284,241)
Total income taxes	-	-

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

The Company’s unrecognized deferred tax assets are as follows:

	30 June 2016	30 June 2015
	$	$
Non-capital losses	1,799,260	1,732,374
Capital losses	381,861	395,425
Resource properties	390,005	403,858
Capital assets	139,343	143,927
Share issue costs and other	9,964	10,318
Total unrecognized deferred tax assets	2,720,433	2,685,902

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

The Company has non-capital loss carry-forwards of approximately $6,920,000 that may be available for tax purposes in Canada as follows:

Expiring on	Canada
30 June	$
2027	1,135,000
2028	1,023,000
2029	1,092,000
2030	633,000
2031	439,000
2032	455,000
2033	462,000
2034	397,000
2035	828,000
2036	456,000
Non-capital loss carry-forwards	6,920,000

The Company’s tax assets related to the other categories disclosed above are not subject to expiry provisions under the Canadian tax regime.

13.	Supplemental cash flow information

Non-Cash Investing and Financing Activities for the		30 June 2016	30 June 2015
Year Ended	Note	$	$
Conversion option and additional consideration warrants amendment	9	-	36,000
Incentive share purchase warrants for loan	10	26,200	-
Cancellation of shares upon disposal of subsidiary	8	-	400,000
Loan converted to common shares of the Company	10	-	750,000

Continental Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2016

14.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets consist of computer and other equipment and are all located in Indonesia.

15.	Subsequent Events

1.	A total of 550,000 outstanding warrants, exercisable at $0.10 per share, expired unexercised.

2.

On 4 January 2017, the Company entered into a Joint Development Agreement (the “CHI JDA”) with Continental Hilir Indonesia Pte. Ltd. (“CHI”), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the date of these financial statements share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery (“SSR”) developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

3.

On 28 February 2017, the Company entered into a Consulting and Joint Development Agreement (the “CHMEA JDA”) with Continental Hilir MEA (FZE) (“CHMEA”), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the date of these financial statements share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing consulting services and reimbursable cash advances to the Company from time to time and also carrying or paying for the Company’s 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

4.

Upon 14 May 2017, the board of directors adopted a new and revised “Code” of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website.

5.

Upon 14 May 2017, the board of directors adopted a new and revised “Charter” for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website.

6.

On 24 May 2017 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 30 June 2015. These reports included the Company's required annual oil and gas activities and reserves report for Fiscal 2015.

7.

On 26 May 2017 we made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for our Fiscal 2015 year ended 30 June 2015. The Form 20F Annual Report was filed concurrently as a voluntary “Annual Information Form” or “AIF” filing on SEDAR.

8.

On 5 June 2017, the Company caused its registrar and transfer agent, Computershare, to file on SEDAR a Notice of Meeting and Record Date for the Company's annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 years to be held on 4 August 2017 in the Company's registered and records office in Vancouver. The official “Record Date” for the purposes of determining those shareholders of record entitled to vote at the meeting is 30 June 2017.

9.

On 20 June 2017 the Company made a late filing of interim financial reports for the three Fiscal 2016 quarters ended 30 September 2015, 31 December 2015, and 31 March 2016. These three quarterly reports were each filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. The reports included unaudited and management prepared consolidated financial statements for each quarter plus management's discussion and analysis thereof.

---oOo---

CONTINENTAL ENERGY CORPORATION FORM 51-102F1

Management’s Discussion and Analysis

For the Fourth Quarter and Fiscal Year Ended on 30 June 2016

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 21 June 2017 (the "Report Date").

This MD&A pertains to the three (3) months quarter ended 30 June 2016 that is hereinafter referred to as "This Quarter". This Quarter corresponds to the "Fourth Quarter" ending the Company's fiscal year. Therefore, this MD&A also pertains to the twelve (12) months period of the Company's fiscal year ended 30 June 2016 ("Fiscal 2016").

This MD&A is intended to be read in conjunction with the audited annual consolidated financial statements, the notes thereto, and the auditor's report to the Company for its Fiscal 2016 year ended on 30 June 2016 (the "Audited Annual Financial Statements") that are published and filed herewith.

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that were separately prepared and filed by management, on similar forms with similar management discussion, for each one of the preceding three Fiscal 2016 quarters, ended on 30 September 2015, on 31 December 2015, and on 31 March 2016.

All financial information presented herein, and in the Interim Financial Statements, and in the Audited Annual Financial Statements has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Corporate Activity

The Company explored new opportunities in its core business areas and searched for new sources of capital during This Quarter.

2. 1 Share Purchase Warrants Activity During This Quarter

  During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new issues of share purchase warrants were made.

  Expiry - On 28 June 2016, an amount of 150,000 unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2. 2 Incentive Stock Options Activity During This Quarter

  During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2. 3 Common Share Conversion Rights Activity During This Quarter

  During This Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

2. 4 New Shares Issues During This Quarter

  During This Quarter, there were no new common shares issued.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER AND FISCAL 2016

As at the end of This Quarter and end Fiscal 2016, the Company’s share capital was issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
2,550,000	unexercised warrants were issued and outstanding.
0	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Small Scale Refinery Opportunity

In August and November 2016, Indonesia’s Energy Ministry issued new regulations opening up, for the first time, the crude oil refining and distribution business to private sector companies. The new regulations provide for substantial fiscal incentives and perpetual licenses to private companies to build, own, and operate "Small Scale Refineries or SSRs". SSRs are defined as having a maximum capacity of 20,000 barrels per day and are intended to be co-located with existing domestic crude oil production to both stimulate more oil production by reducing crude oil transport costs and provide refined fuel products to local domestic markets at reduced or eliminated import costs.

As an incentive to SSR operators, these crude and products transport costs savings may be passed through to the SSR operator in the form of a reduced feedstock price agreed by the Energy Ministry in the license, for locally produced crude oil delivered at the SSR plant gate.

Indonesia is taking a page from the global power generation industry, who has come to the realization that multiple small-scale, geographically distributed refining capacity is simply more cost efficient and provides more direct local and regional economic benefits than a few huge-scale refineries requiring multi-billion dollar investment.

This is a completely new business opening, with no large players or competitive actors already in the market or expected to appear. The opportunity lies with smaller companies who can put together the technical expertise, Indonesian operating knowledge, and financial packages needed.

The Company's 20+ years of Indonesian oil and gas operating experience and relationship building put it in a unique position to take advantage of these SSR opportunities. To this end the Company entered into, during late 2016, four Memorandums of Understanding with private Indonesian company partners to jointly pursue SSR licenses vertically integrated with, and co-located with, upstream crude oil feedstock from four production sharing contract areas operated by the partners.

Director Resignation

Effective upon 30 December 2016, Mr. John Tate resigned from the Company’s board of directors to pursue his own business interests.

Joint Development Agreement Signed

On 4 January 2017, the Company entered into a Joint Development Agreement (the “CHI JDA”) with Continental Hilir Indonesia Pte. Ltd. (“CHI”), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

Consulting and Joint Development Agreement Signed

On 28 February 2017, the Company entered into a Consulting and Joint Development Agreement (the “CHMEA JDA") with Continental Hilir MEA (FZE) (“CHMEA”), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in the Middle East and Africa by providing consulting services and reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

Director Appointment

Upon 31 March 2017, Mr. Karsani Aulia was appointed a director of the Company by action of the board of directors to fill the vacancy on the board. Mr. Aulia is a graduate of the Bandung Institute of Technology and received his Master’s degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982.

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

Code of Business Conduct and Ethics

Upon 14 May 2017, the board of directors adopted a new and revised "Code" of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Code was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Audit Committee

Upon 14 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Governance and Nominating Committee

Upon 14 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Compensation Committee

Upon 17 May 2017, the board of directors adopted a new and revised “Charter” for the Company’s Compensation Committee. A complete copy of the Charter was filed by the Company on SEDAR on 23 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR’s website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 23 May 2017 under cover of a Form-6K filing.

Charter of the Reserves Committee

Upon 17 May 2017, the board of directors adopted a new and revised “Charter” for the Company’s Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 23 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company’s filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 23 May 2017 under cover of a Form-6K filing.

Annual Financial Report Filed Late for Fiscal 2015

On 24 May 2017 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 30 June 2015. These reports were filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year plus management's discussion and analysis thereof.

Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2015

On 24 May 2017 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2015. These reports were filed electronically on SEDAR in compliance with NI 51-101.

Annual Report on Form 20F Filed Late for Fiscal 2015

On 26 May 2017 we made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for our Fiscal 2015 year ended 6/30/15. The Form 20F Annual Report was filed concurrently as a voluntary “Annual Information Form” or “AIF” filing on SEDAR in compliance with NI 51-102 and NI 51-109. These reports included audited, annual, consolidated financial statements for Fiscal 2015 plus the disclosure required by Form 20F as an Annual Report.

AGM Notice and Record Date Set

On 5 June 2017, the Company caused its registrar and transfer agent, Computershare, to file on SEDAR a Notice of Meeting and Record Date for the Company's annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 years to be held on 4 August 2017 in the Company's registered and records office at 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. The official “Record Date” for the purposes of determining those shareholders of record entitled to vote at the meeting is 30 June 2017. The formal notice and agenda for the meeting will be published on the Record Date.

Interim Quarters Financial Reports Filed

On 19 June 2017 the Company made a late filing of interim financial reports for the Fiscal 2016 quarters ended 30 September 2015, 31 December 2015, and 31 March 2016. These three quarterly reports were each filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. The reports included unaudited and management prepared consolidated financial statements for each quarter plus management’s discussion and analysis thereof.

Cease Trade Order

At the 21 June 2017 date of this filing the Company has completed the audits, financial reports, and made most of the regulatory filings to remedy and cure a cease trade order issued on 4 November 2015 by the British Columbia Securities Commission (“BCSC”). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal years ended 30 June 2015. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 30 June 2015, the Company must also prepare and file the same for the year ended 30 June 2016, plus the six interim quarterly financial reports for the three fiscal quarters ended 31 March 2016 and the three quarters ended 31 March 2017. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 24 May 2017 and this Fiscal 2016 report on 21 June 2017. Three of the six delinquent interim reports for the three quarters ended 31 March 2016 were completed and filed on 20 June 2017. The Company is working to complete and file the last late reports for the three quarters ended 31 March 2017. When filed, these last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately thereafter apply to the BCSC for a revocation order.

4. 1 Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues- No share purchase warrants were issued.

  Expiry - A total amount of 550,000 outstanding and unexercised share purchase warrants expired. These warrants were originally issued to investors as a part of a unit with a common share pursuant to private placements. The dates of each expiry are as follows:

  On 25 July 2016, an amount of 250,000 unexercised share purchase warrants expired.

  On 23 October 2016, an amount of 300,000 unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4. 2 Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants- No new incentive stock options were granted.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4. 3 Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4. 4 New Shares Issues: Since This Quarter End and Up to the Report Date

  No new common shares were issued.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
2,000,000	unexercised warrants were issued and outstanding.
0	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Selected Annual Information for Last Three Fiscal Years

The following table sets out selected annual financial information for the Company and is derived from its audited, consolidated financial statements for the last three fiscal years ended 30 June 2016, 2015 and 2014 respectively.

US$	2016	2015	2014
Revenue	Nil	Nil	Nil

Income (Loss) Attributable to the Shareholders of the Company
From Continuing Operations	(473,289)	(956,418)	(627,517)
From Discontinued Operations	Nil	Nil	(159,106)
Total for the Year	(473,289)	(956,418)	(786,623)

Income (Loss) Attributable to the Non-Controlling Interests
From Continuing Operations	Nil	Nil	Nil
From Discontinued Operations	Nil	Nil	(152,866)
Total for the Year	Nil	Nil	(152,866)

Net Loss for the Year	(473,289)	(956,418)	(939,489)

Basic and Diluted Loss per Share

Attributable to the Shareholders of the Company
From Continuing Operations	(0.0)	(0.01)	(0.01)
Total	(0.0)	(0.01)	(0.01)

Total Assets	7,378	20,304	845,499
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-4 of Fiscal 2016	Nil	(121,367)	(121,367)	(121,367)	(0.00)
Quarter-3 of Fiscal 2016	Nil	(110,496)	(110,496)	(110,496)	(0.00)
Quarter-2 of Fiscal 2016	Nil	(137,892)	(137,892)	(137,892)	(0.00)
Quarter-1 of Fiscal 2016	Nil	(103,534)	(103,534)	(103,534)	(0.00)
Quarter-4 of Fiscal 2015	Nil	(128,476)	(128,476)	(128,476)	(0.00)
Quarter-3 of Fiscal 2015	Nil	(173,476)	(173,476)	(173,476)	(0.00)
Quarter-2 of Fiscal 2015	Nil	(452,987)	(452,987)	(452,987)	(0.00)
Quarter-1 of Fiscal 2015	Nil	(201,479)	(201,479)	(201,479)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  A factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Periods

This Quarter and the twelve (12) months period and Fiscal Year ended 30 June 2016 (the “Current Period”); and the Last Fiscal Year's twelve (12) months period ended 30 June 2015 (the “Comparative Period”).

a)	Overall, the Company incurred a loss from operations during the Current Period of $473,289 compared to a loss of $956,418 for the Comparative Period, a decrease of $483,129.

b)	The Company incurred a loss per share of $0.00 in the Current Period and $0.01 during the Comparative Period.

c)

Total equity loss from the results of the Norwegian subsidiaries during the Current Period was $Nil compared to $159,837 for the Comparative Period as a result of Visionaire Energy AS’s discontinued operations. The Company disposed of its subsidiary, Visionaire Energy AS during the Comparative Period for cash proceeds of $200,000 and the return of 20,000,000 common shares of the Company, with a fair value of $400,000. The book value of the net assets of Visionaire Energy AS, compared with the sales proceeds and the recycling of the related foreign exchange resulted in a loss of $159,837.

d)	Interest expense during the Current Period was $47,385 compared to $84,551 during the Comparative Period primarily due to the accretion of the Company’s convertible debt.

e)

The Company’s administrative costs were higher in the Comparative Period compared to the Current Period, primarily a result of higher management and consulting fees due to an increase in employee benefits, and higher office costs and professional fees due to the changes involving its subsidiaries and timing differences relating to regulatory filings and annual meetings. These administrative costs were higher in the Comparative Period by $194,074 (Comparative Periods 2016 - $391,270; 2015 - $585,344).

f)	Share-based payments expense were $26,200 during the Current Period compared to $100,000 during the Comparative Period.

g)

Cash used in operating activities during the Current Period was $74,225 compared to $558,421 used in the Comparative Period. The change is attributable to lower activity and the disposal of the Norwegian subsidiaries by the Company during the Comparative Period.

h)	Net cash raised from financing activities during the Current Period was $71,500 compared to $120,000 raised during the Comparative Period.

Current and Comparative Quarters

This Quarter and the three (3) months period ended 30 June 2016 (the “Current Quarter”) and the Last year's fourth quarter and three month period ended 30 June 2015 (the “Comparative Quarter”).

i)	Overall, the Company incurred a loss from operations during the Current Quarter of $121,367 compared to a loss of $128,476 for the Comparative Quarter, a decrease of $7,109

j)	The Company incurred a loss per share of $0.00 in the Current Quarter and the Comparative Quarter.

k)	Interest expense during the Current Quarter was $11,853 compared to $11,627 during the Comparative Quarter primarily due to the accretion of the Company’s convertible debt.

l)

The Company’s administrative costs were lower in the Current Quarter compared to the Comparative Quarter, primarily a result of lower management and consulting fees due to a decrease in employee benefits and lower office and investor relation costs, and professional fees due to the changes involving its subsidiaries. These administrative costs were lower in the Current Quarter by $4,270 (Comparative Quarters 2016 - $106,162; 2015 - $110,432).

m)	Share-based payments expense was $nil during the Current Quarter and the Comparative Quarter.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of this Fiscal Year 2016 on 30 June 2016, the Company’s Audited Annual Financial Statements reflect a working capital deficit of $1,282,380 compared to a working capital deficit of $836,752 at the end of the prior Fiscal 2015 year.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 30 June 2016.

PART - 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10 . 1 Transactions With Related Parties And Related Party Balances

At the end of This Quarter and Fiscal 2016, $616,967 (30 June 2015 - $371,146) was payable to the CEO and the CFO of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

During the year ended 30 June 2016, two directors of the Company loaned $10,000 and $61,500, respectively, to the Company for assistance with working capital. These loans are interest free with no fixed repayment terms.

The Company issued a promissory note in recognition of the receipt of the $10,000 loan and as an incentive for the loan, granted 2,000,000 share purchase warrants to the lending director, with an exercise price of $0.01 per share and expiry date of 31 December 2017.

10 . 2 Compensation Of Key Management Personnel

During This Quarter and the twelve (12) months ended 30 June 2016, the Company paid or accrued salary, fees, or other compensation to the CEO and the CFO of the Company in the amount of $150,000 and $132,915, respectively (30 June 2015 - $156,776 and $149,018, respectively).

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 . 1 Off-Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

11 . 2 Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

11 . 3 Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

11 . 4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

11 . 5 Claims, Contingencies & Litigation

As at the Report Date, the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder. Except for the foregoing and any contingencies elsewhere disclosed herein, or in the Audited Annual Financial Statements that are published and filed herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the Audited Annual Financial Statements.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities and the convertible debt. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

14 . 1 Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in the Audited Annual Financial Statements that are published and filed herewith.

14 . 2 Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statements. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14 . 3 Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the This Quarter and up to the date of this filing are incorporated herein by this reference.

PART - 15 : FORWARD -LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

15 . 1 Forward Looking Words and Phrases

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

15 . 2 Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15 . 3 No Assurance all Risks Anticipated

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