Form 20-F
period 2017-06-30
CONTINENTAL ENERGY Corp
filed 2017-08-18
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM-20F

[   ] Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

[ X ] Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934
For the Fiscal Year ended 30 JUNE 2017

or

[   ] Transition Report pursuant to section 13 or 15 (D) of the Securities Exchange Act of 1934

or

[   ] Shell Company Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

Commission file number 0-17863

CONTINENTAL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
(Address of principal registered, records, and executive office)

Robert Rudman, CPA, Chief Financial Officer, phone 561-779-9202, rrudman@continentalenergy.com
1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
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
123,015,381 common shares

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
[   ] Large accelerated filer
[   ] Accelerated filer
[ X ] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):
[   ] US GAAP
[ X ] IFRS as issued by the IASB
[   ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item-17 [   ] Item-18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.
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

  Date Format - Dates are expressed in this Annual Report in the form "6/30/17", which in this case means 30 June 2017.

  Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  Fiscal 2017 - This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/17, which is herein referred to as “Fiscal 2017”, and includes audited annual consolidated financial statements as at that date.

  Report Date - The date of this Annual Report is 8/17/17, which is referred to herein as the "Report Date". This Annual Report was prepared during August 2017 and the information contained herein is current and valid as at the Report Date.

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

Item - 3 : Key Information

A. SELECTED FINANCIAL DATA.

The financial data for Fiscal Years ended 6/30/15, 6/30/16, and 6/30/17 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/13 and 6/30/14 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

Commencing from 7/01/11 and for the Fiscal Years ended 6/30/12 and later, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") as issued by the International Accounting Standards Board ("IASB") instead of GAAP. The Company's first annual IFRS consolidated financial statements were prepared for the Fiscal Year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

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

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	6/30/17	6/30/16	6/30/15	6/30/14	6/30/13
Revenue	-	-	-	-	-
Net Loss	(439)	(473)	(956)	(939)	(700)
Loss Per Share – Basic	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)
Loss Per Share – Diluted	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	123,015	128,601	128,601	123,488	101,947
Working Capital	(1,721)	(1,282)	(836)	(694)	(745)
Oil and Gas Properties	-	-	-	-	-
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	(1,720)	(1,280)	(833)	483	179
Total Assets	54	7	20	845	897

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in five other currencies: Canadian Dollars (“CDN”), Indonesian Rupiah (“IDR”"), United Arab Emirates Dirham ("AED"), Singapore Dollars (“SGD”), and Malaysian Ringgit ("MYR"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

Foreign Currency Exchange Rates
Equal to One US Dollar
	CDN	IDR	AED	SGD	MYR
Month Ended 7/31/17	1.2491	13,324	3.6732	1.3563	4.2824
Fiscal Year Ended 6/30/17	1.2982	13,333	3.6302	1.3765	4.2944
Fiscal Year Ended 6/30/16	1.2991	13,204	3.6729	1.3479	3.9948
Fiscal Year Ended 6/30/15	1.2475	13,359	3.6728	1.3474	3.7639
Fiscal Year Ended 6/30/14	1.0672	11,859	3.6728	1.2466	3.0298
Fiscal Year Ended 6/30/13	1.0487	9,901	3.6728	1.2708	3.1829

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

c)

Domicile - The Company is a limited liability company and its domicile is at its registered and records office located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone +1-604-687-5700, care of the Company's general counsel, McMillan LLP. The Company does not have an office in the USA.

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

h)	Material Events Occurring During the Fiscal 2017 Year - 7/01/16 to 6/30/17 – Described in Chronological Order

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

10)-

Annual Financial Report Filed Late for Fiscal 2015 - On 5/24/17 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 6/30/15. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year ended 6/30/15 plus management's discussion and analysis thereof.

11)-

Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2015 - On 5/24/17 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2015. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

12)-

Annual Report on Form 20F Filed Late for Fiscal 2015 - On 5/26/17 we made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for our Fiscal 2015 year ended 6/30/15. The Form 20F Annual Report was filed concurrently as a voluntary "Annual Information Form" or "AIF" filing on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year ended 6/30/15 plus management's discussion and analysis thereof.

13)-

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

14)-

Reports Filed Late for Quarters Ended 9/30/15, 12/31/15 and 3/31/16 - On 6/20/17 we made a single late filing of three interim quarterly financial reports for the quarters ended 9/30/15, 12/31/15, and 3/31/16; which are the first three quarters of our Fiscal 2016. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Interim Filings". These reports included management prepared, unaudited, interim, consolidated financial statements for each one of the three quarters plus management's discussion and analysis thereof. The same three quarterly financial reports were also filed on the same date on EDGAR under Form 6K.

15)-

Annual Financial Report Filed Late for Fiscal 2016 - On 6/21/17 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2016 year ended 6/30/16. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2016 year ended 6/30/16 plus management's discussion and analysis thereof.

16)-

Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2016 - On 6/21/17 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2016. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

17)-

Reports Filed Late for Quarters Ended 9/30/16, 12/31/16 and 3/31/17 - On 6/23/17 we made a single late filing of three interim quarterly financial reports for the quarters ended 9/30/16, 12/31/16, and 3/31/17; which are the first three quarters of our Fiscal 2017. These reports were filed electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Interim Filings". These reports included management prepared, unaudited, interim, consolidated financial statements for each one of the three quarters plus management's discussion and analysis thereof.

18)-

AIF on Form 20F Filed on SEDAR for Fiscal 2016 - On 6/29/17, on the same date we filed our Form 20F Annual Report, for the Fiscal 2016 year ended 6/30/16 on EDGAR, we also filed a copy as a voluntary "Annual Information Form" or "AIF" filing on SEDAR in compliance with regulations of BC Securities Commission in our home country. The AIF is in a form acceptable under Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings".

19)-

Share Capital Changes - During Fiscal 2017 Ended 6/30/17 - At the end of Fiscal 2017 the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and with special rights and restrictions attached. There were no changes to the Company's authorized share capital structure during Fiscal 2017.

20)-	New Share Issues - During Fiscal 2017 Ended 6/30/17 - There were no new issues of share capital of any class or series by the Company during Fiscal 2017.

21)-

Share Purchase Warrant Activity - During Fiscal 2017 Ended 6/30/17 - During Fiscal 2017, no outstanding warrants were exercised, no new warrants were issued, and there were no amendments to the terms of any common share purchase warrants during Fiscal 2017. A total of 550,000 common share purchase warrants expired without exercise, a total of 250,000 warrants expired on 7/25/16 and another 300,000 on 10/23/16.

22)-

Stock Option Activity - During Fiscal 2017 Ended 6/30/17 - During Fiscal 2017 year there were no new issues, exercises, or expiries of stock options, and there were no amendments to the terms of any stock options.

i)	Subsequent Material Events Occurring Since 6/30/17 up to the Report Date – Described in Chronological Order

1)-

Registered and Records Office Relocated - In a press release dated 7/04/17 the Company announced that it had moved and relocated its registered and records office to a new address at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

2)-

Cease Trade Order Revoked - The British Columbia Securities Commission ("BCSC") issued a cease trade order to the Company on 4/11/2015, for failure to file, by the regulatory deadline, audited annual financial statements and management’s discussion and analysis for the fiscal year ended 30/06/15. The order prohibited trading of the Company’s securities in Canada until revoked. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 23/06/17. The Company applied for a revocation order on 7/07/17, and the BCSC revoked the cease trade order on 20/07/17.

3)-

Annual Financial Report Filed for Fiscal 2017 - On 8/03/17 we filed the required audited annual financial reports and other disclosure electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2017 year ended 6/30/17 plus management's discussion and analysis thereof.

4)-

Annual Oil & Gas Activity and Reserves Report for Fiscal 2017 - On 8/03/17 we filed the Company's required annual oil and gas activities and reserves report for Fiscal 2017 electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

5)-

AGM For Fiscal 2015 and Fiscal 2016 Held - The Company held an annual general meeting ("AGM") of shareholders at its registered offices in Vancouver on 8/04/17. The shareholders reviewed and accepted the auditor's report on the Company's annual consolidated financial statements for both the Company's Fiscal 2015 and Fiscal 2016 years ended 30 June. The shareholders voted and approved resolutions that fixed the number of directors at four (4) for the ensuing Fiscal 2017 year; re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2017; and re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2017 at remuneration to be fixed by the directors.

6)-

New Stock Option Plan Adopted - At the Fiscal 2016 AGM held in Vancouver on 8/04/17, the shareholders voted to approve and adopt a new incentive stock option plan, replacing all previous plans, applicable to management and employees of the Company. On 6/30/17 the Company filed a complete copy of the "2017 Stock Option Plan" as an attachment labelled "Appendix-I" to the Management Information Circular for the AGM. This copy is in the same form as ultimately voted on and approved by shareholders at the AGM and is available for review or download on the Company's profile on www.sedar.com. The SEDAR filed copy of the 2017 Stock Option Plan is hereby incorporated by this reference into this Annual Report.

7)-

Articles of Association Restated and Adopted - At the Fiscal 2016 AGM held in Vancouver on 8/04/17, the shareholders voted to approve and adopt a new, amended and restated articles of association replacing all previous articles of the Company. On 6/30/17 the Company filed a complete copy of the "Restated Articles of Association" as an attachment labelled "Appendix-II" to the Management Information Circular for the AGM. This copy is in the same form as ultimately voted on and approved by shareholders at the AGM and is available for review or download on the Company's profile on www.sedar.com. The SEDAR filed copy of the Restated Articles is hereby incorporated by this reference into this Annual Report.

8)-

Fiscal 2017 AGM Notice, Circular, and Proxy Materials Published – On 8/04/17, the Company filed electronically on SEDAR a Notice of Meeting, a Management Information Circular, and a Form of Proxy for the Company's annual general meeting of shareholders for Fiscal 2017 to be held on 9/08/17 in the Company's registered and records office at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7. The official "Record Date" for the purposes of determining those shareholders of record entitled to vote at the meeting is 8/04/17.

9)-

Share Capital Changes - Subsequent to end Fiscal 2017 - At the Report Date the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and with special rights and restrictions attached. There were no changes to the Company's authorized share capital during the period from the end of Fiscal 2017 up to the Report Date.

10)-

New Share Issues - During Fiscal 2017 Ended 6/30/17 - There were no new issues of share capital of any class or series by the Company during the period from the end of Fiscal 2017 up to the Report Date.

11)-

Share Purchase Warrant Activity - During Fiscal 2017 Ended 6/30/17 - During the period from the end of Fiscal 2017 up to the Report Date, there were no new issues, expiries, or amendments to the terms of any common share purchase warrants. At the Report Date there are a total of 2,000,000 common share purchase warrants outstanding at an exercise price of US$ 0.01 until 12/31/17.

12)-

Stock Option Activity - During Fiscal 2017 Ended 6/30/17 - During the period from the end of Fiscal 2016 up to the Report Date, there were no new issues, expiries, exercises, or amendments to the terms of any stock options. At the Report Date there are no common share purchase stock options issued or outstanding.

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

  Joint Development Agreement – On 4/01/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, this arrangement remains in effect.

  Consulting and Joint Development Agreement – On 28/02/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of consulting, feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, this arrangement remains in effect.

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

b)	Oil and Gas Production- As at the Report Date, we have not established oil or gas production.

c)	Drilling Activity - The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

Wells by Classification	Drilling Activity for Fiscal Year Ended
	6/30/17		6/30/16		6/30/15
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0
Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

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

Acreage and Leases at Fiscal Year Ended
Lease, Area, PSC, or Property	6/30/17		6/30/16		6/30/15
	Gross	Net	Gross	Net	Gross	Net
	-	-	-	-	-	-
Total - Acres	-	-	-	-	-	-

Notes to table: At the end of Fiscal 2017 and as of the Report date the Company has no oil and gas leases or production sharing contracts.

e)

Oil and gas costs. - The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/17	6/30/16	6/30/15
Oil and Gas Costs	--	--	--
Total - US$	--	--	--

Item - 4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item - 5 : Operating and Financial Review and Prospects

A. OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/17, 6/30/16, and 6/30/15. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year.

Financial Results For the Company’s Fiscal Year 2017, Ended 6/30/17

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2017 Ended 6/30/17 - The Company incurred a loss from operations of $439,606 during Fiscal 2017 compared to a loss of $473,289 during Fiscal 2016, a decrease of $33,683 primarily due to lower professional fees and share-based payments that were nil during 2017 compared to $26,200 during 2016. The Company incurred a loss per share of $0.00 in both 2017 and 2016.

Finance during Fiscal Year 2017 Ended 6/30/17 - During 2017, $301,990 was advanced to the Company by a joint venture partner compared to $71,500 during 2016. Also during 2017, $29,100 in cash proceeds was received from loans from related parties.

Expenses during Fiscal Year 2017 Ended 6/30/17 - The Company’s administrative costs were lower by $14,428 in 2017 compared to 2016, primarily due to reduced professional fees. (2017 - $376,842; 2016 - $391,270). Professional fees were lower in 2017 by $37,566 as compared to 2016. However, office costs, rent and insurance were $21,529 higher in 2017 as compared to 2016. Travel and accommodation expenses were also higher in 2017 at $17,441 compared to $8,514 in 2016.

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

B. LIQUIDITY AND CAPITAL RESOURCES.

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/17, 6/30/16, and 6/30/15. Cash on hand is not sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during the next fiscal year.

  Working Capital Situation at End Fiscal 2017 on 6/30/17 - At the end of Fiscal 2017 on 6/30/17, the Company’s consolidated financial statements reflect a working capital deficit of $ 1,721,256 compared to a working capital deficit of $1,282,380 in the previous year. Cash used in operating activities during the year ended 6/30/17 totaled $ 307,222, compared with $74,225 in the prior fiscal year. Cash from financing activities during the year ended 6/30/17 was $ 331,090 compared to $71,500 during the prior fiscal year.

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

Contractual Obligations as at 6/30/17
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

Board of Directors
				Standing	Functional	Other Public
Director’s	Type of	Age	First	Committee	Expertise Brought	Company
Name	Director		Appointed	Memberships	to the Company	Directorships
Richard L. McAdoo	Executive Director & Chief Executive Officer	63	Jan 1999	Reserves, Compensation	Businessman & Petroleum Geologist	None
Phillip B. Garrison	Non-Executive & Independent Director	64	Sep 2007	Audit, Reserves, Compensation, Governance	Businessman & Accountant	None
Robert V. Rudman	Executive Director & Chief Financial Officer	69	Dec 2009	Audit	Businessman & Accountant	None
Karsani Aulia	Non-Executive & Independent Director	64	Mar 2017	Audit, Reserves, Compensation, Governance	Businessman & Petroleum Geologist	None

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

  Directors Changes During Fiscal 2017 – The following changes to the Company's board of directors occurred during Fiscal 2017:

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

Officers
				Functional	Other Public
Officer’s Name	Positions Held	Age	Date First	Expertise Brought to the	Company
			Appointed	Company	Directorships
Richard L. McAdoo	Chairman & CEO Chief Executive Officer	63	Jan 1999	Businessman & Petroleum Geologist	None
Robert V. Rudman	Director & CFO Chief Financial Officer	69	Sep 2009	Businessman & Chartered Accountant	None

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

  2017 Stock Option Plan - The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives. Instead incentive compensation paid to the Company’s executive Officers consists exclusively of Option- Based awards pursuant to the Company’s formal stock option plan, from time to time approved by the shareholders. The Company' current incentive stock option plan was adopted and approved at an annual general meeting on 8/04/17. It is known as the "2017 Stock Option Plan", and permits the directors to grant up to 12,301,538 options to purchase common shares, an amount equivalent to 10% of the total common shares issued and outstanding on its approval date. A summary of other key elements of the 2017 Stock Option Plan is as follows:

a)

Purpose of Plan - The purpose of the 2017 Stock Option Plan (the "Plan") is to provide the Company with an equity based compensation mechanism (in this case one common share (a "Share") of the Company underlying each "Option") to attract, retain and motivate qualified "Executives", "Employees" and "Consultants" (as each group is defined in the Plan) to contribute toward the long term goals of the Company. It also encourages such individuals to acquire Shares of the Company as long term investments, and thereby aligns the common interests of such individuals to those of the Company's other shareholders.

b)

Oversight of the Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines, subject to the provisions of the Plan, those Executives, Employees and Consultants to whom Options are to be granted; the Exercise Price at which the Option may be exercised; the term for which the Option is to be valid; and the special terms or vesting milestones of the Option, if any, set out in the Option certificate delivered to the holder.

c)

Participation in Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines those Executives, Employees and Consultants to whom Options are to be granted.

d)

Maximum Number of Shares - The aggregate maximum number of Options which may be granted under the Plan, including any options granted pursuant to a previous plan, may not exceed ten percent (10%) of the total number of the Company's common shares issued and outstanding upon any grant date.

e)

Rolling Return - If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan. Similarly, 10% of the new shares created on any Option exercise shall contribute to the available pool of Options available for grant.

f)

Exercise Price of Option - The "Exercise Price" shall not be less than the "Market Value" of the Shares as of the grant date. The Market Value of the Shares for a particular grant date is the closing trading price of the Shares on the day immediately preceding the grant date, and may be less than this price only if it is within the discounts permitted by the applicable listing requirements and regulatory authorities.

g)	Limitations on Grant Amounts - The following limitations shall apply to the Plan and all Options granted thereunder:

i.

The maximum number of Options which may be granted to any one Option holder under the Plan within any twelve (12) month period shall be five percent (5%) of the total number of the Company's common shares issued and outstanding upon the grant

ii.

If required by listing or regulatory rules, disinterested shareholder approval is required to the grant to Insiders, within a twelve (12) month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous twelve (12) months, exceed ten percent (10%) of the issued Shares;

iii.

The maximum number of Options which may be granted to any one Consultant within any twelve (12) month period must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date; and

iv.

The maximum number of Options which may be granted within any twelve (12) month period to Employees or Consultants engaged in investor relations activities must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date, and such options must vest in stages over twelve (12) months with no more than twenty five (25%) of the Options vesting in any three (3) month period.

h)	No Transfers - Options granted under the Plan are not transferable and may not be assigned.

i)

Limitations on Term - The expiry date of an Option may be fixed by the Compensation Committee at the date of grant provided that the expiry date of no Option shall be later than the tenth (10th) anniversary of its grant date. Additionally:

i.	In the event of the death or disability of the holder, the Options shall expire be exercisable by the holder's personal representative for a period of one-year from the date of death or disability.

ii.

In the event of termination of employment, engagement, or holding of the office for which the Options were granted for any reason including resignation, the Option shall expire thirty (30) days after such termination.

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

Summary Table - Compensation of Directors and Officers During Fiscal 2017
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards (1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Officers
Richard L. McAdoo Chairman & CEO	30-JUN-17	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Robert V. Rudman CFO	30-JUN-17	$120,000	Nil	Nil	Nil	Nil	Nil	$5,470 (2)	$125,470
Non-Executive Directors		Fees							Total
Phillip B. Garrison Non-Executive Director	30-JUN-17	Nil	$26,200 (3)	Nil	Nil	Nil	Nil	Nil	$26,200
John Tate (3) Non-Executive Director	30-JUN-17	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Karsani Aulia (4) Non-Executive Director	30-JUN-17	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
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

[2]	Reflects cost of personal medical insurance provided.
[3]	Mr. Tate resigned effective 12/30/16.
[4]	Mr. Aulia was appointed a director on 3/31/17.

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

D. EMPLOYEES.

During Fiscal 2017, in addition to its Officers, the Company had two full time employees, who were all located at the Company’s Indonesia representative office in Jakarta. Of these two employees is accounting staff and the other is administrative and support staff. None of the Company’s employees are represented by a union.

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2017 year ended on 6/30/17, the total number of common shares issued and outstanding was 123,015,381. As of the Report Date the total number of common shares issued and outstanding is 123,015,381. Zero preferred shares were issued at the end of Fiscal 2017, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized		Issued and Outstanding
Share Capital		Share Capital
Type of Security	Number of	Audited Fiscal	Last Unaudited	At The
	Shares	Year End 6/30/17	Month End 7/31/17	Report Date
Common Shares	500,000,000	123,015,381	123,015,381	123,015,381
Preferred Shares	500,000,000	0	0	0

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

Fully Diluted Shareholding
Type of Security	Audited Fiscal	Last Unaudited	At The
	Year End 6/30/17	Month End 7/31/17	Report Date
Common Shares	123,015,381	123,015,381	123,015,381
Warrants	2,000,000	2,000,000	2,000,000
Options	0	0	0
Debt Conversion Rights	5,000,000	5,000,000	5,000,000
Fully Diluted Total	130,015,381	130,015,381	130,015,381

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

Geographic Distribution of Shareholders - We estimate the location of Registered Shareholders from the registered certificate addresses provided by our transfer agent. In the case of Unregistered Shareholders, we presume that the shares held by Canadian depository CDS represent Canadian or other Non-US holders and we presume that shares held at CEDE are attributable to USA resident holders although we have no way of knowing these facts as certain. As at the Report Date, based on mailings of proxy materials for our annual general meetings, we estimate that 21% of shares are held by residents located in the USA, another 28% in Canada, and the remaining 51% in other countries.

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

B. RELATED PARTY TRANSACTIONS.

Management Fees - During the fiscal year ended 6/30/17, the Company paid or accrued salary, fees, or other compensation to the Company's officers in the amount of $275,470. At 6/30/17, a total amount of $789,099 was payable to officers of the Company as salary, fees, or other compensation, including expense reimbursements. These amounts are included in accounts payable and accrued liabilities and are unsecured, non-interest bearing with no specific terms for repayment.

Loans from CEO - During the year ended 6/30/17, the CEO of the Company loaned $26,000 to the Company for assistance with working capital. During Fiscal 2016 he loaned a total of $61,500. As at 6/30/17, the total loan payable to him by the Company amounted to $87,500. This loan is interest free with no fixed repayment terms.

Share Based Award - During the year ended 6/30/16, the Company issued a non-executive director an amount of 2,000,000 common share purchase warrants having an exercise price of $0.01 per share and an expiry date of 12/31/17 as compensation for a $10,000 loan. The Company calculated the Black Scholes fair value of these warrants to be $26,200 which was charged to the statement of loss as share-based payments. During the year ended 6/30/17, the same director provided an additional loan of $3,100 to the Company. As at 6/30/17, the aggregate loan amount to be repaid amounted to $13,100 and is interest free and has no fixed repayment terms.

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

Except for the related party transactions described in the preceding paragraphs or in the notes to the financial statements, and to the extent of the Company’s knowledge, during the Company’s Fiscal Year ended 6/30/17 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

C. INTERESTS OF EXPERTS AND COUNSEL.

Since the end of the Company's Fiscal 2017, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Item - 8 : Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company’s audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2017 year, are attached as an integral part field with this Annual Report. They are further described in "Item 18 - Financial Statements".

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

c)

Cease Trade Order Revoked - The British Columbia Securities Commission ("BCSC") issued a cease trade order to the Company on 4/11/2015, for failure to file, by the regulatory deadline, audited annual financial statements and management’s discussion and analysis for the fiscal year ended 30/06/15. The order prohibited trading of the Company’s securities in Canada until revoked. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 23/06/17. The Company applied for a revocation order on 7/07/17, and the BCSC revoked the cease trade order on 20/07/17.

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

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
06/30/2017	$0.03	$0.03	06/30/2017	$0.03	$0.03	06/30/2017	$0.03	$0.03
05/31/2017	$0.03	$0.03	03/31/2017	$0.02	$0.00	06/30/2016	$0.02	$0.01
04/30/2017	$0.08	$0.01	12/31/2016	$0.02	$0.00	06/30/2015	$0.04	$0.00
03/31/2017	$0.01	$0.01	09/30/2016	$0.04	$0.00	06/30/2014	$0.10	$0.01
02/31/2017	$0.02	$0.00	06/30/2016	$0.02	$0.01	06/30/2013	$0.14	$0.01
01/31/2017	$0.01	$0.00	03/31/2016	$0.02	$0.00
			12/31/2015	$0.03	$0.00
			09/30/2015	$0.03	$0.00
			06/30/2015	$0.04	$0.00
			03/31/2015	$0.03	$0.00
			12/31/2014	$0.05	$0.01

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc.". On 1/03/96 the name was changed to "Continental Copper Corporation". On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia). At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At an annual general meeting of the shareholders on 8/04/17 the shareholders amended, restated, and adopted the Company’s current Articles of Association.

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

C. MATERIAL CONTRACTS

Joint Development Agreement – On 4/01/17, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, the CHI JDA remains in effect.

Consulting and Joint Development Agreement – On 28/02/17, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities. At the Report Date, the CHMEA JDA remains in effect.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/17.

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

In addition to the Code of Business Conduct and Ethics published by the Company and described and incorporated herein as provided for in Item-6.B.h "Code of Business Conduct and Ethics" above our senior financial officers subscribe an additional code of ethics for the purposes of inclusion in this Annual Report. This additional code complies with Section-406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. A copy of this additional code of ethics, entitled "Code of Ethics for Senior Financial Officers" and signed by the Company's two senior financial officers the CEO and the CFO and is filed with this Annual Report as an attachment marked Exhibit-11.1.

C. INDEPENDENT CERTIFYING AUDITOR'S FEES AND SERVICES.

The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP (“Davidson”) serves as the Company’s independent auditors, and has since 12/31/14. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2017 period covered by this Annual Report.

Audit Fees - The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/17 are estimated at CDN$16,250. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/16 are CDN$16,250.

Tax Fees - The aggregate fees billed by Davidson for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/17 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the previous year ended 6/30/16 are also $ nil.

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

F. CHANGE IN REGISTRANT’S INDEPENDENT CERTIFYING AUDITOR.

During the Company's two most recently completed fiscal years and up to the Report Date there have been no changes to the Company's independent auditors, Davidson & Company LLP.

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

Item - 17 : Financial Statements .

Refer to "Item 18 – Financial Statements" below.

Item - 18 : Financial Statements .

The Company is providing its audited annual financial statements with this Annual Report on Form-20F in the substance and form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

List of Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)	Financial Statement Title Page.

(2)	Independent Auditor's Reports for the past three Fiscal Years ended 6/30/17, 6/30/16 and 6/30/15 by Davidson & Company LLP.

(3)	Audited Consolidated Financial Statements for the past three Fiscal Years ended 6/30/17, 6/30/16 and 6/30/15, including:

a.	Consolidated Statements of Financial Position.

b.	Consolidated Statements of Comprehensive Loss.

c.	Consolidated Statements of Cash Flow.

d.	Consolidated Statement of Changes in Equity (Deficiency).

e.	Notes to the Consolidated Financial Statements.

(4)

Management's Discussion & Analysis for the 2017 fiscal year ended 6/30/17 made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

Item - 19 : Exhibits.

Exhibit	Description
01.2	(1) Notice of Alteration of Authorized Share Capital as last recorded with the Registrar of British Columbia on 11/12/09.
01.1	(2) Amended and Restated Articles of Association as last adopted by the shareholders at general meeting on 8/04/17.
11.1	Code of Ethics of Senior Financial Officers, CEO and CFO, dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
18.0	Audited Annual Financial Statements More Fully Described in Item-18 above.
99.1	Audit Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/17/17.
99.2	Governance and Nominating Committee Charter, incorporated herein by reference to a Form-6K filed on EDGAR on 5/17/17.
99.3	Compensation Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.4	Reserves Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.5	Policy on Trading and Company Securities, incorporated herein by reference to a copy filed on an EDGAR Form-6K on 5/23/17.

Notes:
(1) Incorporated by reference to a copy furnished to the SEC as Exhibit-99.6 under Form-6K on 12/14/09.
(2) Incorporated by reference to a copy furnished to the SEC as Exhibit-99.1 under Form-6K on 8/11/17.

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________

By: Richard L. McAdoo
Director & Chief Executive Officer
Report Date: August 17, 2017