Form 20-F
period 2018-06-30
CONTINENTAL ENERGY Corp
filed 2018-10-30
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM-20F

[ _ ] Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

[X] Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended 30 JUNE 2018

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

Byron Tsokas, Vice President, phone 403-629-8840, btsokas@continentalenergy.com
1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
(Company contact person's name, phone number, and E-mail and street addresses)

Securities registered or to be registered pursuant to Section 12(b) of the Act:			Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:			Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:			Not Applicable

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common shares as of the close of the period covered by the annual report:			170,715,381 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.				[ _ ]	YES	[ X ]	NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.				[ X ]	YES	[ _ ]	NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.				[ X ]	YES	[ _ ]	NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).				[ _ ]	YES	[ X ]	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):				[ _ ]	Large accelerated filer
				[ _ ]	Accelerated filer
				[ X ]	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: (Check one):	[ _ ]	US GAAP	[ X ]	IFRS as issued by the IASB		[ _ ]	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.				[ _ ]	Item-17	[ _ ]	Item-18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.				[ _ ]	YES	[ X ]	NO

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. (Applicable Only To Issuers Involved In Bankruptcy Proceedings During The Past Five Years)				[ _ ]	YES	[ _ ]	NO

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

  Date Format - Dates are expressed in this Annual Report in the form "6/30/18", which in this case means 30 June 2018.

  Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  Fiscal 2018 - This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/18, which is herein referred to as “Fiscal 2018”, and includes audited annual consolidated financial statements as at that date.

  Report Date - The date of this Annual Report is 10/30/18, which is referred to herein as the "Report Date". This Annual Report was prepared during October 2018 and the information contained herein is current and valid as at the Report Date.

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

The financial data for Fiscal Years ended 6/30/16, 6/30/17, and 6/30/18 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor’s report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/14 and 6/30/15 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20FAnnual Reports and incorporated herein by this reference.

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

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	6/30/18	6/30/17	6/30/16	6/30/15	6/30/14
Revenue	-	-	-	-	-
Net Loss	(712)	(439)	(473)	(956)	(939)
Loss Per Share – Basic	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Loss Per Share – Diluted	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000’s)	152,620	123,015	123,015	128,601	123,488
Working Capital		(1,721)	(1,282)	(836)	(694)
Oil and Gas Properties	-	-	-	-	-
Long Term Debt	-	-	-	-	-
Shareholders Equity (deficiency)	(536)	(1,720)	(1,280)	(833)	483
Total Assets	78	54	7	20	845

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in two other currencies: Canadian Dollars (“CDN”) and Indonesian Rupiah (“IDR”"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

Foreign Currency Exchange Rates
Equal to One US Dollar
	CDN	IDR
Month Ended 9/30/18	1.2900	14,936
Fiscal Year Ended 6/30/18	1.3140	14,330
Fiscal Year Ended 6/30/17	1.2982	13,333
Fiscal Year Ended 6/30/16	1.2991	13,204
Fiscal Year Ended 6/30/15	1.2475	13,359
Fiscal Year Ended 6/30/14	1.0672	11,859

B.	CAPITALIZATION AND INDEBTEDNESS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.B is not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.C is not applicable.

D.	RISK FACTORS.

Much of the information contained in this Annual Report includes or is based on estimates, projections or other “forward looking” statements. Such forward looking statements include any projections or estimates made by our Company and our management in connection with our business operations. While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Our business prospects, our ongoing operations at a particular project, or our overall financial condition could be harmed due to any of the following risks:

a)	Emerging Economy Operational Risk - A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) related parties, 5) risk management and disclosure, 6) internal controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. Most of these risks are described in the following paragraphs.

b)	Corporate Structure, Indonesia Corporation Law, and the Two Tier Board - The Company operates its Indonesian business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia. Indonesian law requires a new company to have at least two shareholders and a two board governance structure consisting of a managing board of directors having at least one director and a supervisory board of commissioners having at least one commissioner. Both boards are shareholder elected. The board of commissioners advise and supervise the board of directors who manage the company's operations. The Company exerts absolute control over its Indonesian subsidiaries due to its shareholder voting control and control of the composition of both board its Indonesian subsidiaries.

c)	Political Risk - The Company's business activities and investments are all located out of its home jurisdiction of Canada and are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new government policies that are adverse to the Company's interests could include a change in crude oil or refined petroleum products pricing policy, expropriation, nationalization, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the local currency have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in commercial business activity. The normal economic conditions in any country may sustain shocks that exacerbate adverse economic conditions and such shocks could originate from various sources, including social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives that are adverse to foreign investment.

d)	Taxation Risks on International Operations - The governments and other regulatory agencies in Indonesia may make changes in laws or regulations relating to taxation or impose higher tax rates which may affect the Company's operations in a significant manner. These governments and agencies may not allow certain deductions in calculating tax payable that the Company believes should be deductible under applicable laws or may have differing views as to values of transferred properties.

e)	Jurisdiction Conflict Risk on International Operations - The Company's international operations may also be adversely affected by laws and policies of Canada, the United States and other jurisdictions affecting foreign trade, taxation and investment. The Company may be at a disadvantage in that it may be required to compete against corporations or other entities from countries that are not subject to Canadian laws and regulations, including the Corruption of Foreign Public Officials Act or similar legislation of other jurisdictions, including the United States Foreign Corrupt Practices Act. Residents or nationals of countries not subject to such legal regimes may offer inducements to foreign governments and foreign public officials to entice such governments and officials to deal with them to the disadvantage of the Company. Furthermore, in the event of a dispute arising from international operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

f)	Legal Risks in International Operations - Some of the jurisdictions in which the Company operates may have less developed legal systems than jurisdictions with more established economies which may result in risks such as (a) difficulty in obtaining effective legal redress in the courts of such jurisdictions, whether in respect of breaches of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience of the judiciary and courts in such matters. There can be no assurance that joint operations, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or other third parties and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured. Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed.

g)	Legal System Differences in Indonesia - Indonesia uses a Civil Law legal system based on the Roman-Dutch Model influenced by Customary Law which differs to a modest extent from the Common Law legal system used in Canada and the USA. Civil Law is the most widespread type of legal system in the world, applied in various forms in approximately 150 countries. The Civil Law system is derived mainly from the Roman Corpus Juris Civilus, a collection of laws and legal interpretations compiled under the East Roman (Byzantine) Emperor Justinian I between A.D. 528 and 565. Roman-Dutch Model refers to a variant type of Civil Law originally based on Roman Law as applied in the Netherlands. Roman-Dutch Model Civil Law serves as the basis for legal systems in several modern day countries, including Indonesia, all of whom were formerly Dutch colonies. The Dutch historian/lawyer Simon van Leeuwen coined the term "Roman-Dutch law" in 1652.

Customary Law is a type of legal system that serves as the basis of, or in Indonesia's case has influenced, the present-day laws in approximately 40 countries. There is no single history of Customary Law such as that found in Civil Law or Common Law. As the term implies, Customary Law is based upon the customs of a community. Common attributes of customary legal systems are that they are seldom written down, they embody an organized set of rules regulating social relations, and they are agreed upon by members of the community. Although such law systems include sanctions for law infractions, resolution tends to be reconciliatory rather than punitive. The peoples of what is now Indonesia practiced customary law many centuries prior to Dutch colonial influence. Following colonization, many Customary Laws were written down and incorporated to varying extents into the Roman-Dutch Model of Civil Law that exists today. Common Law aka "English Common Law" is a type of legal system used in the United Kingdom and approximately 80 countries formerly part of or influenced by the former British Empire including Canada and the USA. Formed by King Henry II in 1189 who established the king's court and designated that laws were "common" to the entire English realm. The major feature of Common Law legal systems is "legal precedent" - referred to as stare decisis, meaning "to stand by things decided." In the Common Law system, court judges are bound in their decisions in large part by the rules, cases, and other doctrines developed - and supplemented over time - by the judges of earlier courts. The major feature of Civil Law systems is that the laws are organized into systematic written codes. In Civil Law legal systems the sources recognized as authoritative are principally legislation - especially codifications in constitutions or statutes enacted by governments - and secondarily, custom.

h)	Anti-Corruption Violations - The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws generally prohibit companies from making improper payments to foreign officials for the purpose of obtaining or retaining business. Given the nature of the Company's business and international operations, the Company has extensive regulatory and business interaction with governments and government-owned entities and frequent contact with persons who may be considered foreign officials in parts of the world that have experienced governmental corruption to some degree, and in which strict compliance with anti-bribery laws may conflict with local customs or practice. While the Company has an anti-corruption compliance policy, the Company cannot guarantee that its employees, officers, directors, agents, contractors, counterparties, or business partners have not in the past or will not in the future engage in conduct undetected by the Company's processes and procedures and for which the Company might be held liable under applicable anti-corruption laws. Violations of these laws, or allegations or investigations of allegations of such violations, could harm the Company's reputation, disrupt its business and result in a material adverse effect on the business, results of operations, and financial condition of the Company.

i)	Government Approvals - The Company is dependent on receipt and maintenance of Indonesian government approvals, licenses, and permits to develop and operate its business. Any change in government or legislation or delays in receiving government approvals or permits may delay the realization of the Company's projects. The Company's contractors and other counterparties who are subject to similar regulatory requirements may also face similar delays or fail to obtain or maintain the necessary approvals, licenses, registration or permits. If any of these occur, the Company or the sub-contractors or other counterparties that perform obligations for it could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

j)	Licensing and Regulatory Requirements - The Company's current operations are, and future operations will be, dependent upon the maintenance of appropriate licenses, leases, regulations and approvals of governmental authorities for construction, operation, marketing, pricing, transportation and storage of crude oil, natural gas and refined petroleum fuels and products, taxation and environmental and health and safety matters. The Company cannot guarantee that authorizations will be granted, renewed, renewable, extended, or may be withdrawn, or made subject to limitations or onerous conditions. The Company is subject to extensive government laws and regulations governing many aspects of its business. Although the Company believes it has good relations with the governments of the countries in which it operates, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Company may operate in the future, will not materially adversely affect the business or financial condition of the Company.

k)	Marketability Risks - The marketability of refined petroleum products, fuels, crude oil, and natural gas utilized or produced by the Company will be affected by numerous factors beyond the control of the Company. These factors include physical and chemical characteristics and quality, market fluctuations, the proximity and capacity of petroleum transport and processing infrastructure. All of these factors could result in a material decrease in the Company's net revenue or a material increase in operating costs, causing a material adverse effect on the Company's business operations.

l)	Fluctuating Commodity and Refined Product Prices - The prices of the Company’s commodity feedstocks and refined petroleum fuels and products can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a degree of price volatility.

m)	Competitive Risk - The upstream and downstream petroleum industry in Indonesia is competitive in all its phases. The Company actively competes for capital, skilled personnel, undeveloped land, acquisitions, access to equipment, access to processing facilities, pipelines, and marine tankers, and in all other aspects of its operations. The Company's competitors include oil and gas companies which many have greater technical and financial resources, staff and facilities than those of the Company. Some of those competitors not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw. The Company's ability to effectively compete in the future will depend not only on its ability to develop its present projects, but also on its ability to capitalize on new opportunities. Competitive factors in the distribution and marketing of refined petroleum products, crude oil and natural gas include price and methods and reliability of delivery.

n)	Minority Shareholding Risks - The Company from time to time holds only a minority or similar non-controlling shareholding interest in a partially owned subsidiary company which in turn owns and operates a particular project, property, business, and/or investment. In such cases the Company may exert no direct management control and have only very limited influence on decisions which may impact the performance of such partially owned subsidiary. This lack of direct management control could have a detrimental effect upon the value of the Company’s interests.

o)	Joint Arrangements and Non-Operatorship - The Company may carry out a portion of its business through joint operations and similar arrangements with third parties. These arrangements involve a number of risks, including: disputes with partners in connection with the performance of their obligations under the relevant joint operating agreements, disputes as to the scope of each party's responsibilities under such arrangements, financial difficulties encountered by partners affecting their ability to perform their obligations under the relevant joint operating agreement, and conflicts between the policies or objectives adopted by partners and those adopted by the Company. In joint operating agreements where the Company is a non-operator, there are risks of limited ability to influence or control operations or future development, safety and environmental standards, and timing and amount of capital expenditure spending. The Company's partners that operate these properties may not necessarily share the Company's health, safety and environmental standards or strategic or operational goals, which may result in accidents, regulatory misalignments, project delays or unexpected future costs, all of which may affect the viability of these projects. In the event that the Company encounters any of the foregoing issues with respect to its joint operating partners, its business, prospects, financial condition and results of operation may be materially and adversely affected. As a result, the Company's ability to execute its business plan may be constrained by partner involvement and the action of its joint operating partners particularly where the joint operating partner is the operator and/or holds a significantly larger interest in the property than the Company.

p)	JV Partner Risk - Any number of risks beyond the control of the Company could have a detrimental effect on the Company's JV partners, including the JV Operator and cause them to be unable to fund their own share of JV costs or meet their share of JV commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of JV costs and the Company's own JV interest may thereby be detrimentally affected.

q)	Counterparty Credit Risk - In the normal course of business, the Company enters into contractual sales and purchase relationships with counterparties including suppliers of crude oil feedstock and other commodities and offtake of refined fuels and products. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses. Fluctuations in prevailing prices of could have a material adverse effect on the operations and financial condition of such counterparties. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. Losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect the Company’s financial condition.

r)	Transport Risk - The marketability of any oil, gas, or refined petroleum products which the Company may produce may be affected by numerous factors beyond the control of the Company. These factors may determine whether a new project is commercially viable at all, and include the proximity and capacity of existing pipelines, storage capacity, power transmission lines, and the locations of principal off-takers or markets.

s)	Operating Risks - Oil, gas, and electricity production operations involve risks normally incident to such heavy industrial activities, including fires, spills, equipment failure, accidents, and well blowouts. Any of these hazards could result in damage to, or destruction of, our facilities or properties. Such hazards could also injure persons or adversely affect the environment. Dealing with such damage could greatly increase the cost of operations and detrimentally affect our financial condition.

t)	Infrastructure Risk - Petroleum transport, storage, and delivery infrastructure development in areas of Indonesia in which the Company operates are often limited. This may affect the Company's ability to receive crude oil feedstock and deliver refined fuels and petroleum products to available markets. There can be no assurance that lack of infrastructure in areas in which the Company operates, actions by companies doing business there, or actions taken by the international community will not have a material adverse effect on the available infrastructure and in turn on the Company's ability to operate and on its financial conditions or operations.

u)	Environmental Concerns - Both the upstream and downstream sectors of the oil and gas industry are subject to extensive and changing international, national and local environmental and safety laws, regulations, treaties and conventions in force in the jurisdictions in which the Company operates (for example, in relation discharge of materials into the environment and otherwise relating to environmental protection). This legislation may change in a manner that may require additional or stricter standards than those now in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations. Such legislation or regulations may require additional capital expenditures or operating expenses in order for the Company to maintain compliance with international and/or national regulations. The Company may also become subject to additional laws and regulations if it enters new markets.

There may be unforeseen environmental liabilities resulting from the Company's operations that may be costly to remedy. In particular, the acceptable level of pollution and the potential clean-up costs and obligations and liability for toxic or hazardous substances for which the Company may become liable as a result of its activities may be impossible to assess against the current legal framework and current enforcement practices of the various jurisdictions in which the Company operates. The Company could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with its operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of the Company's operations. The extent of potential liability, if any, for the costs of abatement of environmental hazards cannot be accurately determined and consequently no assurances can be given that the costs of implementing environmental measures or meeting any liabilities in the future will not be material to the Company or affect its business or operations.

v)	Climate Change - Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws and regulations relating to climate change could increase the Company's costs of operating and could require it to make significant financial expenditures that cannot be predicted with certainty at this time. Additionally, adverse effects upon the oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for the Company's products. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas and refined petroleum products in the future. Any long-term material adverse effect on the oil and natural gas industry could have a significant financial and operational adverse impact on the Company's business that cannot be predicted with certainty at this time.

w)	Health and Safety Risks - Many of our business activities are subject to health and safety standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities. We may become subject to claims for liability for injuries or deaths to our workers or others against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

x)	Title Risk - We have or may acquire leases, rights or other real property associated with our projects, but the property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through our due diligence searches. We believe our interests are valid, but this is no guarantee against possible claims. If title to property associated with our projects is challenged, we may have to expend funds defending any such claims and our ownership interest therein may be detrimentally affected if we lose.

y)	Price Volatility Risks - During the past few years, world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline. Skyrocketing demand in emerging markets has driven electricity prices to record highs in many localities. This price volatility has substantial impact upon the international oil and gas and energy business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil, gas, and electricity prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

z)	Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are, and may be, denominated in other currencies, especially the Indonesian Rupiah. Fluctuations in these currencies may have a substantial effect on the Company’s financial statements due to related gains or losses due to exchange rate changes. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations because the Company is exposed to fluctuations in the value of the Rupiah against the US Dollar on working capital of the Company's Indonesian subsidiaries and of their respective Rupiah denominated accounts receivable, accounts payable and accrued liabilities, which are exposed to fluctuations against the US Dollar.

aa)	Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions. The Company’s ability to continue as a going concern depends upon its ability to obtain new financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the management will be successful.

bb)	Liquidity Risk - The future development of the properties of the Company and acquisition of new properties shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means. The Company intends to raise required additional funds by selling equity or debt securities, until it develops or acquires cash flow from operations. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured. There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by acts of international terrorism or unforeseen political disturbances. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new properties and projects.

cc)	Stock Market Volatility - The effect of volatile oil and gas prices as described above has had a huge effect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

dd)	Risk of Future Changes in Regulatory Environment - Regardless of their location, our properties and our operations thereon are governed by laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters. Changes to regulations or compliance with regulations may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

ee)	Risks relating to our Common Stock - Shareholders' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities. In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our Company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

ff)	Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 47 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this Annual Report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

gg)	Stock Option Risk - Because the success of our Company is highly dependent upon our respective employees, our Company has granted to certain employees, Directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Share Ownership" below in this Annual Report).To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our Company may be diluted causing possible loss of investment value.

hh)	No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, and such action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

ii)	Penny Stock Rules - Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares. The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors”. The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

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

jj)	Limitations to Buy or Sell Shares - The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares. In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

kk)	Indemnity of Officers and Directors - Our articles contain provisions that state, subject to applicable law, we must indemnify every Director or officer of our Company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our Company's Directors or Officers may sustain or incur in the execution of their duties. Our articles further state that no Director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company. Such limitations on liability may reduce the likelihood of litigation against our Company's Officers and Directors and may discourage or deter our shareholders from suing our Company's Officers and Directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

ll)	Management and Employee Risks - Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price. Our Company’s financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees.

mm)	Key Management Risk - The Company depends entirely upon its management and personnel to identify, acquire, finance and operate a portfolio of upstream and downstream oil and gas assets through which the Company can grow. The Company's management is comprised of a small number of key employees with technical skills and expertise in the business, the loss of any one of whom could harm the Company. There is strong competition for qualified personnel in the oil and natural gas industry, as such there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. The Company does not currently maintain "key-man" insurance for any of its employees.

nn)	Forward-Looking Statements - This Annual Report may contain forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Item - 4 : Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

a)	Name of the Company - The name of the company is "Continental Energy Corporation" and it is herein referred to as the "Company". Upon its incorporation on May 29, 1984, the name of the Company was "Intl. Focus Res. Inc.” On January 3, 1996 the name was changed to "Continental Copper Corporation”. On October 23, 1997 the name was changed to "Continental Energy Corporation".

b)	Incorporation - The Company was incorporated under the Business Corporations Act of British Columbia on May 29, 1984 under incorporation number BC0278646 issued by the Province of British Columbia Registrar of Companies in Victoria, British Columbia, Canada.

c)	Domicile - The Company is a limited liability company and its domicile is at its registered and records office located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone +1-604-687-5700, care of the Company's general counsel, McMillan LLP. The Company does not have an office in the USA.

d)	Important Events – Except for those certain events described in Item-4.A.h and Item-4.A.i herein below, the Company has not made, during the fiscal year covered by this Annual Report and up to the Report Date, any important events in the development of the its business through any material reclassification, merger or consolidation or any of its significant subsidiaries; any acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting its business or to the types of business conducted; name changes; or any bankruptcy, receivership or similar proceedings with respect to the Company or any one of its significant subsidiaries.

e)	Important Investments or Divestitures – Except for the CHI Transaction described in Item-8.B.c herein below, the Company has not made, during its last three financial years and up to the Report Date, any material capital expenditure investments and divestitures (including interests in other companies).

f)	Important Planned Investments or Divestitures – As at the Report Date, the Company does not have any material capital expenditures and divestitures (including interests in other companies) planned and/or committed under contract. However, the Company is always looking to develop new business opportunities for expansion of its core business interests in upstream and downstream oil and gas within the Company's focus area of Indonesia. The Company expects to source external finance for any new acquisitions or opportunities realized.

g)	Public Takeover Offers – During the fiscal year covered by this annual report and up to the Report Date, the Company has not received or sought any public takeover offers by third parties in respect of the Company’s shares, nor has the Company made any public offers in respect of a takeover of other Companies’ shares.

h)	Material Events Occurring During the Fiscal 2018 Year - 7/01/17 to 6/30/18 – Described in Chronological Order

1)-	Registered and Records Office Relocated - In a press release dated 7/04/17 the Company announced that it had moved and relocated its registered and records office to a new address at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

2)-	Cease Trade Order Revoked - The British Columbia Securities Commission ("BCSC") issued a cease trade order to the Company on 4/11/2015, for failure to file, by the regulatory deadline, audited annual financial statements and management’s discussion and analysis for the fiscal year ended 6/30/15. The order prohibited trading of the Company’s securities in Canada until revoked. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 6/23/17. The Company applied for a revocation order on 7/07/17, and the BCSC revoked the cease trade order on 7/20/17.

3)-	Annual Financial Report Filed for Fiscal 2017 - On 8/03/17 we filed the required audited annual financial reports and other disclosure electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instruments 51-102 “Continuous Disclosure Obligations” and 51-109 "Certification of Disclosure in Annual Filings". These reports included audited, annual, consolidated financial statements for the Fiscal 2017 year ended 6/30/17 plus management's discussion and analysis thereof.

4)-	Annual Oil & Gas Activity and Reserves Report for Fiscal 2017 - On 8/03/17 we filed the Company's required annual oil and gas activities and reserves report for Fiscal 2017 electronically on SEDAR in compliance with regulations of British Columbia Securities Commission in our home country, and in the form required by Canadian Securities Administrator's National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

5)-	AGM For Fiscal 2015 and Fiscal 2016 Held - The Company held an annual general meeting ("AGM") of shareholders at its registered offices in Vancouver on 8/04/17. The shareholders reviewed and accepted the auditor's report on the Company's annual consolidated financial statements for both the Company's Fiscal 2015 and Fiscal 2016 years ended 30 June. The shareholders voted and approved resolutions that fixed the number of directors at four (4) for the ensuing Fiscal 2017 year; re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2017; and re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2017 at remuneration to be fixed by the directors.

6)-	New Stock Option Plan Adopted - At the Fiscal 2016 AGM held in Vancouver on 8/04/17, the shareholders voted to approve and adopt a new incentive stock option plan, replacing all previous plans, applicable to management and employees of the Company. On 6/30/17 the Company filed a complete copy of the "2017 Stock Option Plan" as an attachment labelled "Appendix-I" to the Management Information Circular for the AGM. This copy is in the same form as ultimately voted on and approved by shareholders at the AGM and is available for review or download on the Company's profile on www.sedar.com. The SEDAR filed copy of the 2017 Stock Option Plan is hereby incorporated by this reference into this Annual Report.

7)-	Articles of Association Restated and Adopted - At the Fiscal 2016 AGM held in Vancouver on 8/04/17, the shareholders voted to approve and adopt a new, amended and restated articles of association replacing all previous articles of the Company. On 6/30/17 the Company filed a complete copy of the "Restated Articles of Association" as an attachment labelled "Appendix-II" to the Management Information Circular for the AGM. This copy is in the same form as ultimately voted on and approved by shareholders at the AGM and is available for review or download on the Company's profile on www.sedar.com. The SEDAR filed copy of the Restated Articles is hereby incorporated by this reference into this Annual Report.

8)-	Fiscal 2017 AGM Notice, Circular, and Proxy Materials Published – On 8/04/17, the Company filed electronically on SEDAR a Notice of Meeting, a Management Information Circular, and a Form of Proxy for the Company's annual general meeting of shareholders for Fiscal 2017 to be held on 9/08/17 in the Company's registered and records office at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7. The official "Record Date" for the purposes of determining those shareholders of record entitled to vote at the meeting is 8/04/17.

9)-	Conditional Acquisition of New Indonesian Property Interest - In a news release dated 8/28/17 the Company announced that it has entered into a preliminary private placement agreement with PT ALT GME Bungalun Kariorang (“AGBK”), a privately owned Indonesian company. AGBK owns and operates a 100% interest in a special Indonesian production sharing joint cooperation contract with state-owned PT Pertamina EP known as a "KSO". The KSO has a term of 20 years to May 2036 and provides exclusive rights to conduct oil and gas exploration, exploitation, and production operations within an onshore area of 390,000 acres located on the east coast of Borneo island, named the "BK Block". By taking up a new-issue private placement of AGBK's authorized share capital, the Company shall earn a 25% shareholding stake in AGBK, and shall also acquire exclusive rights from AGBK to off-take 100% of all future crude oil and natural gas produced by AGBK from the BK Block. Privately owned Indonesian company PT-ALT shall retain a 75% controlling interest stake in AGBK.

In accordance with the provisions of its KSO, AGBK paid a $1,000,000 signature bonus and committed to expend a firm commitment amount of $15,000,000 on geological, geophysical, and drilling work in the BK Block during the first 3 KSO contract years ending in May 2019. The Company will invest a total of $4,000,000 to fund its 25% share of the bonus and of the firm commitment, to earn both its stake in AGBK and its rights to offtake future BK Block petroleum production. AGBK shall use the entire investment proceeds exclusively for performing work within the BK Block in accordance with approved annual budgets as provided for in the KSO and firm commitment. The $4,000,000 investment shall be treated by AGBK as a non-interest bearing advance from a shareholder. The Company shall be entitled to full reimbursement of the investment directly from BK Block oil or gas production "cost recovery" proceeds in the manner provided for in the KSO. Closing of the placement is subject to and conditional upon final terms, conditions, and provisions to be set forth in four separate "Definitive Agreements"; 1) a "Placement Agreement", 2) a "Long Term Crude Oil Supply Agreement", 3) a "Long Term Natural Gas Supply Agreement", and 4) a "Shareholders Agreement". Closing is also subject to the Company delivering the first $500,000 of the investment within 60 days of signature of Definitive Agreements, and also to AGBK acquiring the appropriate government permits to qualify the investment and the Company's 25% AGBK shares stake as a foreign direct investment and shareholding. The placement and the Definitive Agreements are being negotiated on an arms-length basis notwithstanding the fact that a non-executive director of the Company is also the sole Director and CEO of AGBK. The director has no beneficial shares ownership in AGBK or in PT-ALT, the controlling holder of 75% of AGBK's shares. No fees of any kind are being paid to the director or to any third party intermediaries with regard to this transaction.

The BK Block is located in the Kutai Timur Regency of East Kalimantan Province, Indonesia on the northwest flank of the Kutai Basin, the prolific oil and gas producing geological region surrounding the Mahakam Delta. Notable oil producing companies in the Kutai include Chevron, Total, Vico (formerly HuffCo), and Pertamina. The BK Block does not currently produce oil on a commercial basis, but the Block includes over 100 oil wells drilled on oil fields that were producing over 2,000 BOPD oil before World War II. Most of the wells were sabotaged or destroyed during the war and commercial production was never restored. A few of the old wellbores that survived are still capable of flowing oil at the surface which is now collected and used by local residents. In addition to exploration and exploitation drilling rights, the KSO gives AGBK the rights to redevelop and restore these old fields to production. Subsequent, to the end of Fiscal 2018, the Company announced its withdrawal from this arrangement in a news release dated 9/18/18 and further described in Item-4.i).1.

10)-	Discharge of $517,500 Debt and Convertible Note - In a news release dated 8/31/17 the Company announced it had discharged debt and retired an outstanding promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 "Units" of the Company's securities at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant' to purchase an additional common share at a fixed price of $0.10 per share for a term of one year.

11)-	CHI Transaction and Acquisition of JV Subsidiary - In a news release dated 9/07/17 the Company announced that it has closed a deal (the "CHI Transaction") with eight subscribers and shareholders (the "Subscribers") of Continental Hilir Indonesia Pte. Ltd. ("CHI") a privately held Singapore company. CHI is the Company's joint venture partner under a Joint Development Agreement dated 1/04/17 (the "JDA") regarding the development of small scale crude oil refinery projects in Indonesia. The mostly Dubai based Subscribers have invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI, to enable it to meet its obligations to the Company under the JDA. Of this amount CHI has made non-interest bearing reimbursable advances directly to the benefit of the Company of $381,666. The remainder is held as cash or has been expended for CHI’s benefit. Upon closure of the deal the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 "Units" at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant" to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue.

No commissions or fees of any kind were paid with respect to this transaction. Three of the Subscribers are related parties and also directors of the Company. The other Subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers. With issue of the Units, the Company discharged $381,666 in debt and also took up the Subscribers' allocated shares of CHI such that the Company acquired ownership and control of CHI. The Company intends to repurpose CHI as its trading subsidiary to handle crude oil feedstock imports and refined products exports for the Company's planned small scale refineries in Indonesia.

12)-	Fiscal 2017 AGM Held - The Company held its annual general meeting for Fiscal 2017 on 9/08/17. The shareholders reviewed and accepted the auditor's report on the Company's annual consolidated financial statements for the Company's Fiscal 2017 year ended 6/30/17. The shareholders voted and approved resolutions that: 1) Fixed the number of directors at four (4) for the ensuing Fiscal 2018 year, 2) Re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2018, and 3) Re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2018 at remuneration to be fixed by the directors.

13)-	Indonesian Foreign Direct Investment License Received - In a news release dated 9/21/17 the Company announced that it has received a foreign direct investment license from BKPM, the Indonesian agency responsible for coordinating international investments. The license permits the Company to incorporate PT Continental Hilir Indonesia ("PT-CHI"), a new, foreign owned, limited liability subsidiary company, in Indonesia. PT-CHI will be charged with the task of creating new business opportunities for the Company within the "downstream" ("hilir" in Indonesian) oil and gas sector. Through PT-CHI, the Company shall offer management consulting services and joint venture opportunities to local Indonesian crude oil producers, regional investors, and the energy infrastructure development enterprises of regency or provincial level governments. Any one of whom may be a strategic partner, investor, or stakeholder in the Company's future downstream projects.

14)-	New Vice President Appointed - On 10/16/17 the Company appointed Byron Tsokas to the position of Vice President of Business Development with the Company. Mr. Tsokas will head up the Company's Vancouver office and report directly to the CEO. He will be directly responsible for identifying and coordinating new business initiatives with strategic, financial, and technology partners and markets in North America in support of the Company's expanding business operations in Indonesia. He will also be charged with the task of expanding the Company's media outlets and handling communications with existing and potential stakeholders of the Company.

Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor’s degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 12 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

15)-	In-Principal Approval of First Refinery - In a news release dated 11/03/17 the Company announced that its Indonesian subsidiary PT Continental Hilir Indonesia, has received the in-principal approval of the Governor of the Indonesian province of East Kalimantan for the construction and operation of a crude oil refinery to be built at KIPI Maloy located in the Kutai Timur Regency of East Kalimantan.

The approval includes the Company's plan for the Phase-1 construction of a simple refinery of 6,000 barrels of crude oil per day capacity; plus an associated 10MW electrical power generation facility utilizing heavy fuel oil produced by the refinery, and a tank farm for crude oil feedstock and refined product storage. The Phase-1 refinery will produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan region. During Phase-1, the Company has made arrangements with an internationally recognized oil trader to supply imported crude oil to the refinery, until such time as crude oil feedstock can be purchased under long term contracts from local oil producers within the East Kalimantan Province

The Company expects that the total investment for Phase-1 to be $50 Million and targets end of December 2018 for commissioning and delivering of first refined products. Pre-fabricated modular refinery units sourced from the USA, and erected on site, are expected to provide a fast track to realization of the project in accordance with the Indonesian "KLIK" national policy for facilitating capital investments that involve expedited construction schedules. Phase-2 of the Company's plan will increase the capacity of the refinery to 24,000 barrels per day and add complex equipment to permit the production of automotive gasoline and jet fuel. Phase-2 is expected to increase the total project investment to $150 Million and produce first refined products by the end of 2020.

KIPI Maloy is a new international port and industrial park built within the Maloy Batuta Trans Kalimantan special economic zone (the "KEK-MBTK"). The KEK-MBTK is one of eight special economic zones established by the Indonesian federal government to provide comprehensive facilities to domestic and foreign investors. The KEK-MBTK was built by, and is directly administered by, the regional governments of East Kalimantan Province and of Kutai Timur Regency. Investors in the KEK-MBTK enjoy special licensing procedures and fiscal incentives, including beneficial import and export terms for international trade. The Company intends to build, own, and operate the KIPI Maloy refinery through PT Kilang Kaltim Continental, a special purpose Indonesian corporation established for foreign direct investment. The Company is in discussion with several interested financial partners, project funding sources, and lenders located in Indonesia, Dubai, and the USA.

16)-	Private Placement Closed - On 11/28/17, a total of 6,000,000 "Units" were issued by the Company in accordance with a private placement at a price of $0.05 per Unit that raised a total of $300,000 working capital for the Company. Each one Unit consists of one common share and one warrant to purchase an additional common share at a fixed exercise price of $0.10 for a term of one year from issue. No brokers or finders fees were incurred. The placees are accredited investors based in Dubai and are not related parties to the Company.

17)-	Management Change - On 12/15/17 the Company’s Chief Financial Officer, Robert V. Rudman stepped down as the Company's Chief Financial Officer effective 12/31/17. Mr. Rudman will remain on the Company's Board of Directors and also remain as a member of the Audit Committee. Additionally, Mr. Rudman will continue as Acting CFO until such time as the Company has engaged a replacement CFO.

18)-	New Refinery Operating Subsidiary Established - In a news release dated 1/29/18, the Company announced that it has established an Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), under a foreign direct investment license received from BKPM, the agency responsible for coordinating international investments.

KKC's investment license permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity refinery is being designed to be built in two phases, and is intended to produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan Province. The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%. Company director, Mr. Karsani Aulia, has been appointed as the first director of KKC, and the Company's CEO, Mr. Richard L. McAdoo has been appointed as KKC's first commissioner.

19)-	Refinery Engineering Contract Awarded - In a news release dated 2/08/18 the Company announced that its Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), has awarded a contract to the Lone Star Technical Solutions Group ("LSTS") of League City, Texas, for front-end engineering, design, and other services for KKC's Maloy Refinery. Under the contract, LSTS will act as the owner's engineer for the Maloy Refinery design and construction. In addition to providing engineering and design services, LSTS will supervise and insure quality control, on KKC's behalf, during fabrication of modular refinery equipment and components at selected manufacturers located within the USA. Additionally, LSTS will advise KKC and assist with supervision of KKC's selected construction contractor during the erection and commissioning of the Maloy Refinery on site.

20)-	Conditional Approval of Application to List Shares on Canadian Securities Exchange - In a news release dated 2/22/18 the Company announced that its application to list its shares on the Canadian Securities Exchange has been accepted on the condition that the Company complete a US$ 1 Million working capital financing and finalize and submit final disclosures, fees and application documentation. Upon satisfaction of these conditions a trading date will be set and a trading symbol assigned.

21)-	Maloy Refinery Site Geotechnical Services Contract Awarded - In a news release dated 3/08/18 the Company announced that its Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), has awarded a contract to PT MIT IVEL Geoscience ("MIT") of Bandung, Indonesia, for the provision of services related to site geotechnical surveys for KKC's Maloy Refinery. Under the contract, MIT will undertake site topographic mapping, soil testing, and similar geotechnical surveys within the KIPI Maloy Port and Industrial Park to facilitate KKC's selection of a suitable 30 to 45 hectare site for the erection of KKC's Maloy Refinery. Additionally, MIT will advise KKC and assist with the preparation of survey and analysis for suitable sites for refinery related tank storage and truck and marine distribution terminals.

22)-	Maloy Refinery Tax Holiday - In a news release dated 4/25/18 the Company announced that the Company's Maloy Refinery business has been designated a "Pioneer Industry" and as such will be eligible for a newly announced Indonesian corporate income tax holiday. Indonesia's Ministry of Finance this month issued a new "Tax Holiday" policy to encourage new investments in certain specified, strategic industries and business sectors that it designates as "Pioneer Industries". Integrated oil and gas refineries such as the Maloy Refinery project currently being developed by the Company's PT Kilang Kaltim Continental ("KKC") subsidiary are included in the list of designated Pioneer Industries. The new Tax Holiday policy confers a corporate income tax reduction for any Pioneer Industry for a fixed term. The length of the term is dependent upon the amount of total capital investment. Accordingly, the Company's KKC subsidiary expects to receive a Tax Holiday facility of 100%, and pay zero corporate income tax, for a period of 7 years commencing from the date of first commercial production and sale of refined products from the Maloy Refinery. After the initial 7 year tax free period, an additional 2 years period applies during which KKC shall pay income tax at a 50% reduced rate. Indonesia's current corporate income tax rate is otherwise a flat 25% on taxable income.

23)-	Conditional Financing Arrangement For Maloy Refinery - In a news release dated 5/08/18 the Company announced that it has entered into a conditional financing arrangement with a privately owned, multi-national, refined petroleum products trading company group (the "Investor") for the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), and the development of KKC's Maloy Refinery. The arrangement, and closing of any transaction, is subject to and conditional upon the Investor independently arranging its own finance and securing a long term crude oil or condensate refinery feedstock supply in such amounts and upon such terms and conditions that are satisfactory to the Investor, and to definitive transaction agreements. Under the pre-agreed general terms of the conditional agreement between the Investor, the Company, and KKC; the Investor will earn an 80% majority and controlling interest in KKC by providing 100% of KKC's capital investment and funding requirements to realize the Maloy Refinery development, and also undertaking obligations to 1) supply or otherwise guarantee long term crude oil or condensate feedstock to the Maloy Refinery, and 2) take delivery or otherwise guarantee long term refined products and fuels offtake from the Maloy Refinery.

The Company's 20% share of KKC financing requirements shall be advanced by the Investor on the Company's behalf, and the Company shall repay the cumulative amount of such non-interest bearing advances to the Investor from an 80% portion of the Company's 20% entitlement share of income and/or dividends distributions as and when such are received from KKC. At such time as the conditions of closing are met, and mutually agreeable definitive closing agreements are entered, the transaction shall close and the Company shall thereafter retain and own a 20% shareholding in KKC, which shall act as an incorporated joint venture between the Company and the Investor. KKC will continue to own and operate 100% of the Maloy Refinery. Subsequent, to the end of Fiscal 2018, the Company announced its withdrawal from this arrangement in a news release dated 9/18/18 and further described in Item-4.i).2.

24)-	Share Capital Changes - During Fiscal 2018 Ended 6/30/18 - At the end of Fiscal 2018 the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and with special rights and restrictions attached. There were no changes to the Company's authorized share capital structure during Fiscal 2018.

25)-	New Share Issues - During Fiscal 2018 Ended 6/30/18 - During Fiscal 2018, a total of 40,350,000 new common shares were issued. No new issues of preferred shares were made during Fiscal 2018.

26)-	Share Purchase Warrant Activity - During Fiscal 2018 Ended 6/30/18 - During Fiscal 2018, a total of 2,000,000 outstanding warrants were exercised, and a total of 31,250,000 new warrants were issued. There were no amendments to the terms of any common share purchase warrants during Fiscal 2018.

27)-	Stock Option Activity - During Fiscal 2018 Ended 6/30/18 - During the Fiscal 2018 year a total of 4,500,000 new stock options were granted and there were no exercises, or expiries of stock options. There were no amendments to the terms of any stock options.

i)	Subsequent Material Events Occurring Since 6/30/18 up to the Report Date – Described in Chronological Order

1)-	Termination of Conditional Agreement for Potential Acquisition of Upstream Oil & Gas Property - In a news release dated 9/18/18 the Company announced it had terminated a conditional agreement to participate in the BK Block. As per a previous news release dated 8/28/17 the Company announced it had entered into a conditional agreement with a privately owned Indonesian company (the "seller") to make a private placement and fund a share of exploration work commitments and thereby earn a 25% joint venture stake in the BK Block upstream oil and gas property, subject to certain pre-conditions being met by the seller. The seller has been unable to satisfy the pre-conditions to closing and has advised the Company it is terminating the conditional agreement to pursue alternative offers for its property.

2)-	Withdrawal from Conditional Agreement with Potential Strategic Partner for Maloy Refinery - In a news release dated 9/18/18 the Company announced it had withdrawn its offer and effectively terminated a conditional agreement with a prospective financier and strategic partner for the Company's Maloy Refinery project. In a previous news release dated 5/08/18 the Company announced it had entered into a conditional agreement with a privately owned petroleum products trading company (the "buyer") to earn an 80% joint venture stake in both the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC") and KKC's refinery development project, subject to the buyer independently arranging 100% of the refinery project finance; securing long term feedstock and product offtake agreements for KKC; and concluding definitive transaction agreements with KKC and the Company. Up to 9/18/18 the buyer had not satisfied any of these conditions. The Company and KKC have withdrawn the offer to the buyer to earn a participating interest in KKC and effectively terminated the conditional agreement and further negotiations.

3)-	Share Capital Changes - Subsequent to end Fiscal 2018 - At the Report Date the Company's authorized capital consisted of 500,000,000 common shares without par value and without special rights or restrictions attached and 500,000,000 preferred shares without par value and with special rights and restrictions attached. There were no changes to the Company's authorized share capital during the period from the end of Fiscal 2018 up to the Report Date.

4)-	New Share Issues - Subsequent to end Fiscal 2018 - During the period from the end of Fiscal 2018 up to the Report Date, a total of 7,000,000 new common shares were issued as part of private placements of units. An additional 350,000 of new common shares were issued to an officer of the Company in satisfaction of debt. There were no new issues of preferred shares by the Company during the period from the end of Fiscal 2018 up to the Report Date. At the Report Date there are 170,715,381 common shares issued and outstanding.

5)-	Share Purchase Warrant Activity - Subsequent to end Fiscal 2018 - During the period from the end of Fiscal 2018 up to the Report Date, a total of 7,000,000 new common share purchase warrants were issued as part of a private placements of units. The warrants have an exercise price of $0.05 and an expiry date of 6/30/21. The term and exercise price of 15,000,000 outstanding common share purchase warrants were amended to reflect a new exercise price reduced from $0.10 to $0.05 and an extension of expiry date from 8/31/18 to 6/30/20. A total of 10,350,000 unexercised warrants expired on 8/31/18. At the Report Date there are a total of 28,000,000 common share purchase warrants outstanding.

6)-	Stock Option Activity - Subsequent to end Fiscal 2018 - During the period from the end of Fiscal 2018 up to the Report Date, there were no new grants, exercises, or amendments to the terms of any stock options and a total of 4,500,000 stock options expired. At the Report Date there are no common share purchase stock options issued or outstanding.

B.	BUSINESS OVERVIEW.

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

The Company is a developer of modular, small-scale crude oil refineries that are co-located with smaller and/or stranded oil and gas producing fields. Each refinery is designed to refine high demand motor fuels for supply to underserved local markets in the Republic of Indonesia. The Company operates its primary business activities through two special purpose, limited liability, corporate subsidiaries more fully described in the following section. Each of these subsidiaries has received the necessary investment licenses to permit foreign direct investment in Indonesia and one has received the required licenses from the Indonesian Ministry of Mines and Energy to build, own, and operate a petroleum refining business.

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

a)	Majority and Wholly-owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to a specific oil and gas property. The accounts of wholly-owned subsidiaries are consolidated into those of the Company.

The Company's current business activities are limited to the upstream and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia. The Company operates these business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia during the fiscal year ended 6/30/18.

The companies law of Indonesia mandates at least two shareholders and imposes a two tiered, shareholder elected, two board governance regime consisting of a managing board of directors having at least one director and a supervisory board of commissioners having at least one commissioner. The board of commissioners advise and supervise the board of directors who manage the company's operations. The Company exerts absolute control over its Indonesian subsidiaries due to its shareholder voting control and control of the composition of both board its Indonesian subsidiaries. At the Report Date the Company's subsidiaries include:.

PT Continental Hilir Indonesia ("PT-CHI")

PT-CHI was incorporated on 9/12/17 under a foreign direct investment license with the Indonesian government as a management consulting business. The Company acts through PT-CHI and utilizes it to seek out and develop new Indonesian downstream oil and gas industry business opportunities for the Company's benefit. PT-CHI successfully identified and developed one such opportunity which directly led to the formation of a second new special purpose corporate subsidiary, KKC, to build, own, and operate the Maloy Refinery.

PT-CHI has a board of directors with three duly elected members and a board of commissioners with two duly elected members. PT-CHI shares two directors with the Company and the third PT-CHI is an employee of the Company. Another two directors of the Company are commissioners of PT-CHI. As of 6/30/18 and the Report Date, no other directors, officers, or senior executives of PT-CHI have been appointed, and PT-CHI has not issued any management contracts.

A total of 85% of the allocated share capital of PT-CHI is owned by the Company and 15% was allocated to three directors of the Company, in the proportions 5% each. Holding shares in an Indonesian company approved for foreign direct investment confers special privileges for obtaining long term stay visas and work permits on the foreign holders.

PT Kilang Kaltim Continental ("KKC")

KKC was incorporated on 12/05/17 under a foreign direct investment license with the Indonesian government and holds other licenses from the Ministry of Mines and Energy which permit it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province.

KKC has a board of directors with one duly elected member and a board of commissioners with one duly elected member. Both the KKC director and the KKC commissioner are also directors of the Company As of 6/30/18 and at the Report Date, no other directors, officers, or senior executives of KKC have been appointed, and KKC has not yet issued any management contracts. The Company expects that further appointments will be made under employment contracts distinctly separate from those of the Company during Fiscal 2019.

The Company directly owns a total of 80% of the allocated share capital of KKC and indirectly owns the other 20% through its subsidiary PT-CHI's direct shareholding of 20% in KKC.

b)	Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such unincorporated joint venture arrangements are a customary practice for multiple otherwise unrelated companies to jointly own and share the risks and rewards of the oil, gas, and energy business. At the Report Date the Company's is not involved in any joint venture activities.

D.	PROPERTY, PLANT, AND EQUIPMENT.

a)	Oil and Gas Reserves - Historically the Company has been involved in oil and gas exploration and production activities, but as at the Report Date, we have not established substantive proved reserves that are material to our operations or financial position in accordance with reserve guidance set out in US SEC Industry Guide 2 - Disclosure of Oil and Gas Operations. We have not filed reports claiming oil or gas reserves to any other federal authority or agency since the beginning of the last Fiscal Year.

b)	Oil and Gas Production- Historically the Company has been involved in oil and gas exploration and production activities, but as at the Report Date, we have not established oil or gas production.

c)	Drilling Activity - The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

Wells by Classification	Drilling Activity for Fiscal Year Ended
	6/30/18		6/30/17		6/30/16
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A “gross well” is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.
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

d)	Acreage, Project Areas and Leases - The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed Fiscal Years. All of our acreage is undeveloped. As used in the table a “gross acre” is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest. A “net acre” is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Lease, Area, PSC, or Property	Acreage and Leases at Fiscal Year Ended
	6/30/18		6/30/17		6/30/16
	Gross	Net	Gross	Net	Gross	Net
	-	-	-	-	-	-
Total - Acres	-	-	-	-	-	-

Notes to table: At the end of Fiscal 2018 and as of the Report date the Company has no oil and gas leases or production sharing contracts.

e)	Oil and gas costs. - The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/18	6/30/17	6/30/16
Oil and Gas Costs	--	--	--
Total - US$	--	--	--

Item - 4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item - 5 : Operating and Financial Review and Prospects

A.	OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/18, 6/30/17, and 6/30/16. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year.

FINANCIAL RESULTS FOR THE COMPANY’S FISCAL YEAR 2018, ENDED 6/30/18

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2018 Ended 6/30/18 - The Company incurred a loss from operations of $712,711 during Fiscal 2018 compared to a loss of $439,606 during Fiscal 2017, an increase of $273,105 primarily due to non-cash costs such as the financing cost on the payoff of convertible debt and a transaction cost on an acquisition. The Company issued its common shares for both these transactions. The Company also recorded a gain on settlement of previously payable management fees through issuance of its common shares, reducing the impact of these non-cash costs. The Company incurred a loss per share of $0.00 in 2018 and $0.00 in 2017.

Finance during Fiscal Year 2018 Ended 6/30/18 - During 2018, the Company raised funds from private placements and exercise of warrants of $370,000. A total of $79,676 was advanced to the Company by a joint venture partner compared to $301,990 during 2017.

Expenses during Fiscal Year 2018 Ended 6/30/18 - The Company’s administrative costs were higher by $165,630 in 2018 compared to 2017, primarily due to the Company’s increased activity. The Company incurred higher professional and filing fees, office costs and travel expenses (in combination higher by $262,189 in comparison to 2017) to get its listing status reinstated and expand its business plans to become a developer of crude oil refineries. As a result, the Company also incurred $25,000 in engineering studies on the Maloy refinery. These higher costs were offset primarily by lower management fees (by $126,206) due to the Company’s CEO suspending his salary for the entire fiscal year and the resignation of the Company’s CFO during part of the year and him not charging any fees in the capacity of the Acting CFO. The Company’s interest costs were lower in 2018 by $37,304 due to the settlement of its convertible debt. All other expenses incurred during Fiscal 2018 remained consistent with Fiscal 2017.

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

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/18, 6/30/17, and 6/30/16. Cash on hand is not sufficient to fund the Company’s overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on acquisitions of new properties to generate revenue. The Company also intends to conduct additional fund raising activities during the next fiscal year.

  Working Capital Situation at End Fiscal 2018 on 6/30/18 - At the end of Fiscal 2018 on 6/30/18, the Company’s consolidated financial statements reflect a working capital deficit of $536,676 compared to $1,721,256 in the previous year. Cash used in operating activities was $430,847 compared to $307,222 due to the Company’s higher activities during Fiscal 2018. The Company received cash from financing activities of $436,576 compared to $331,090. During Fiscal 2018, the funds raised by the Company were primarily as a result of private placements whereas during Fiscal 2017, the Company had primarily received advances from its joint venture partners.

  Working Capital Situation at End Fiscal 2017 on 6/30/17 - At the end of Fiscal 2017 on 6/30/17, the Company’s consolidated financial statements reflect a working capital deficit of $1,721,256 compared to a working capital deficit of $1,282,380 in the previous year. Cash used in operating activities during the year ended 6/30/17 totaled $307,222, compared with $74,225 in the prior fiscal year. The change is attributable to the cash payment of outstanding accounts payable, professional fees, management salaries and travel expenses. Cash from financing activities during the year ended 6/30/17 was $331,090 compared to $71,500 during the prior fiscal year.

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

The Company is aware of certain South East Asia and Indonesian market trends which we believe could have a material effect upon our business operations. These are:

  Rising Fuel Demand in Indonesia – Fuel demand in Indonesia already reached 1.6 million barrels per day (bpd). However, oil refining capacity only stands around 1.1 million bpd, implying that 43 percent of fuel consumption in Indonesia needs to be imported from abroad. Oil refining capacity today is roughly the same as it was 15 years ago, meaning that there has been limited progress in development of Indonesia's downstream oil industry. Without adding refining capacity, Indonesia is on track to become the world's largest fuel importer within the next decade.

  Indonesia Incentiizes Refineries - Indonesia currently has six oil refineries, all operated by the nation's state-owned energy company Pertamina. The government has continuously emphasized the need to boost investment in Indonesia's downstream oil industry and has deregulated permitting and provide pioneer industry status of tax holidays for private refiners. Stagnating investment is reflected by the fact that Pertamina has not built a new oil refinery in the last quarter of a century. Growing energy demand and manufacturing activities are creating investment opportunities in Indonesia’s downstream oil and gas sector. While in the past most oil and gas would be exported, strong economic growth and rapidly rising household spending mean the sector is increasingly focused on the home market. The Indonesian government is pushing to expedite the industry’s reorientation, which presents challenges and opportunities for businesses.

  Petroleum Refineries - The Indonesian government has been lethargic about adding oil refining capacity for the best part of the last two decades, which has created a substantial domestic supply gap and dependence on refined petroleum imports. The Energy and Mineral Resources Ministry has stated that Indonesia needs at least 750,000 barrels per day (bpd) in new refining capacity in addition to the current 1 million bpd (in practice refineries run below full capacity). Transportation fuel demand is rising quickly, as is feedstock demand from the petrochemical sector, which is forecast to outperform the overall economy over the coming years. Pertamina has entered into agreements with Middle Eastern companies and is seeking further cooperation with foreign firms on more refineries. Incentives to compensate for high upfront costs have been one of the main sticking points in negations, but as demand increases, so too does the pressure on the government to accommodate investors with more attractive arrangements to offset some of the capital risk.

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

Contractual Obligations as at 6/30/18
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

  Non-Executive or Independent Directors - The Company distinguishes its Directors into two groups, "Executive Directors" and "Non- Executive Directors”. Executive Directors are those Directors who also serve as executive Officers employed under contract for such service by the Company. Non-Executive Directors are also considered to be "Independent Directors" who do not also serve as executive Officers of the Company and have no contractual relationship with the Company for personal services outside those of being solely a Director.

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

Board of Directors
Director’s Name	Type of Director	Age	First Appointed	Standing Committee Memberships	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Executive Director & Chief Executive Officer	64	Jan 1999	Reserves, Compensation	Emerging Markets Businessman & Petroleum Geologist	None
Phillip B. Garrison	Non-Executive & Independent Director	65	Sep 2007	Audit, Reserves, Compensation, Governance	Emerging Markets Businessman & Accountant	None
Robert V. Rudman	Executive Director & Chief Financial Officer	71	Dec 2009	Audit	Businessman & Accountant	None
Karsani Aulia	Non-Executive & Independent Director	65	Mar 2017	Audit, Reserves, Compensation, Governance	Emerging Markets Businessman & Petroleum Geologist	None

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

  Directors Changes During Fiscal 2018 – There were no changes to the board of directors during Fiscal 2018.

  Directors Changes Subsequent to End Fiscal 2018 – There were no changes to the board of directors during the period between the end of Fiscal 2018 and the Report Date.

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

Officers
Officer’s Name	Positions Held	Age	Date First Appointed	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Chairman & Chief Executive Officer	64	Jan 1999	Businessman & Petroleum Geologist	None
Robert V. Rudman(1)	Director & Acting Chief Financial Officer	71	Sep 2009	Businessman & Chartered Accountant	None
Byron Tsokas	Vice President of Business Development	40	Oct 2017	Businessman & Petroleum Geologist	None
Notes to the table:
[1]

During the year ended 6/30/18, the CFO resigned effective 12/31/17, and commencing from 1/01/18, the CFO agreed to continue as the “Acting CFO” without additional compensation, until such time as a replacement is appointed.

  Qualifications and Experience of the Officers - A brief description of the qualifications, experience, and principal business activities of each Officer follows:

    Richard L. McAdoo is the Company’s Chairman and Chief Executive Officer or CEO. See other details in the preceding section concerning Directors experience.

    Robert V. Rudman is the Company’s Acting Chief Financial Officer or Acting CFO. See other details in the preceding section concerning Directors experience.

    Byron Tsokas is the Company’s Vice President of Business Development. Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor’s degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 13 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

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

i .

The maximum number of Options which may be granted to any one Option holder under the Plan within any twelve (12) month period shall be five percent (5%) of the total number of the Company's common shares issued and outstanding upon the grant date.

i i .

If required by listing or regulatory rules, disinterested shareholder approval is required to the grant to Insiders, within a twelve (12) month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous twelve (12) months, exceed ten percent (10%) of the issued Shares;

i i i .

The maximum number of Options which may be granted to any one Consultant within any twelve (12) month period must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date; and

i v .

The maximum number of Options which may be granted within any twelve (12) month period to Employees or Consultants engaged in investor relations activities must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date, and such options must vest in stages over twelve (12) months with no more than twenty-five (25%) of the Options vesting in any three (3) month period.

h)	No Transfers - Options granted under the Plan are not transferable and may not be assigned.

i)

Limitations on Term - The expiry date of an Option may be fixed by the Compensation Committee at the date of grant provided that the expiry date of no Option shall be later than the tenth (10th) anniversary of its grant date. Additionally:

i .	In the event of the death or disability of the holder, the Options shall expire be exercisable by the holder's personal representative for a period of one-year from the date of death or disability.

i i .

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

Summary Table - Compensation of Directors and Officers During Fiscal 2018
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards (1)	Options Granted (1)	Non-Equity Incentive Plan Compensation		Pension Contributions	All Other Compensation (5)	Total Compensation (US$)
					Annual	Long-Term
Officers
Richard L. McAdoo(2) Chairman & CEO	30-JUN-18	Nil	$10,200	1,000,000	Nil	Nil	Nil	$17,250	$27,450
Robert V. Rudman(3) Acting CFO	30-JUN-18	$60,000	$10,200	1,000,000	Nil	Nil	Nil	$3,647	$73,847
Byron Tsokas Vice President	30-JUN-18	$33,207	$1,150	500,000	Nil	Nil	Nil	Nil	$34,357
Non-Executive Directors		Fees							Total
Phillip B. Garrison Non-Executive Director	30-JUN-18	Nil	$10,200	1,000,000	Nil	Nil	Nil	$17,250	$27,450
Karsani Aulia Non-Executive Director	30-JUN-18	Nil	$10,200	1,000,000	Nil	Nil	Nil	$17,250	$27,450
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

[2]

During the year ended 6/30/18, the Company’s CEO voluntarily suspended and terminated payment and accrual of salary commencing from 7/01/17 and continuing until such time as the Company’s financial condition permits a resumption of such cost.

[3]

During the year ended 6/30/18, the CFO resigned effective 12/31/17, and commencing from 1/01/18, the CFO agreed to continue as the “Acting CFO” without additional compensation, until such time as a replacement is appointed.

[4]	Reflects cost of personal medical insurance provided.
[5]	Fees paid for the management of the Company’s new subsidiaries formed during Fiscal 2018.

C.	BOARD PRACTICES.

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

h)

Published Corporate Policies – In addition to the Code of Business Conduct and Ethics described in the preceding section, the Company adopts from time to time and as deemed necessary or desirable certain policies, procedures, guidelines, and recommended practices or procedures for specific administrative, social, compliance, environmental, or ethical issues (each one of which are herein referred to as a "Policy"). Each Policy forms an integral part of the Code described in the preceding section. Policies are applicable to all directors, officers, full and part-time employees, casual hires, consultants, advisers, contractors, and suppliers who are working under direct contract to the Company or any one of the Company's wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its designated operational control. As at the Report Date the Company has adopted, published, and made publicly available the following Policy:

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

During Fiscal 2018, in addition to its three Officers, the Company had two full time employees, who were both located at the Company’s Indonesia representative office in Jakarta. Of these two employees, one is accounting staff and the other is administrative and support staff. The Company’s employees are not represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of	Name of	Number of Voting	% of Total Voting
Security	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	13,579,158	7.9%
Common Shares	Robert V. Rudman, Director & CFO	7,752,000	4.5%
Common Shares	Phillip B. Garrison, Non-Executive Director	3,000,000	1.7%
Common Shares	Karsani Aulia, Non-Executive Director	1,000,000	0.6%
Common Shares	Byron Tsokas, Vice President	350,000	0.2%
	Directors & Officers as a Group	25,681,158	15.0%
Common Shares	Total Issued & Outstanding	170,715,381	100.0%

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

Incentive Stock Options Held by Directors and Officers
Name of Optionee	US$ Option	Date Option	Number of	Percent
Directors & Officers	Exercise Price	Expires	Options	Of Total
Richard McAdoo, Director & CEO	n/a	n/a	0	0
Robert Rudman, Director & CFO	n/a	n/a	0	0
Karsani Aulia, Director	n/a	n/a	0	0
Phillip B. Garrison, Director	n/a	n/a	0	0
Byron Tsokas, Vice President	n/a	n/a	0	0
Total Directors & Officers as a Group			0	0
Other Optionees as a Group	n/a	n/a	0	0
Total Stock Options Outstanding at the Report Date			0	0

Item - 7 : Major Shareholders and Related Party Transactions

Authorized Share Capital - At the Report Date, the authorized capital of the Company consists of One Billion (1,000,000,000) shares divided into Five Hundred Million (500,000,000) common shares without par value and Five Hundred Million (500,000,000) preferred shares without par value.

Authorized Common Shares - At the Report Date, all of the 500,000,000 authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Issued and Outstanding Share Capital - At the Company’s most recently completed Fiscal 2018 year ended on 6/30/18, the total number of common shares issued and outstanding was 163,365,381. As of the Report Date the total number of common shares issued and outstanding is 170,715,381. Zero preferred shares were issued at the end of Fiscal 2018, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized		Issued and Outstanding
Share Capital		Share Capital
Type of Security	Number of Shares	Audited Fiscal Year End 6/30/18	Last Unaudited Month End 9/30/18	At The Report Date
Common Shares	500,000,000	163,365,381	170,715,381	170,715,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 170,715,381 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 191,715,381 common shares actually issued and outstanding plus 28,000,000 outstanding unexercised warrants to purchase additional common shares; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Audited Fiscal	Last Unaudited	At The
	Year End 6/30/18	Month End 9/30/18	Report Date
Common Shares	163,365,381	170,715,381	170,715,381
Warrants	31,350,000	28,000,000	28,000,000
Options	4,500,000	500,000	0
Fully Diluted Total	199,215,381	199,215,381	198,715,381

A.	MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term “Major Shareholder” refers to beneficial owners of 5% or more of each class of the Company’s voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 170,715,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Mr. J. Khan (1)	15,000,000	8.8%
Common Shares	Dr. K. Tan (2)	15,000,000	8.8%
Common Shares	Mr. R. L. McAdoo (3)	13,579,158	7.9%
Common Shares	21st Century Group Holdings Ltd. (4)	13,000,000	7.6%
	Major Shareholders as a Group	56,579,158	33.1%
Common Shares	Total Issued & Outstanding (5)	170,715,381	100.0%

Notes to Table:

1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Malaysian businessman
3	Major Shareholder, Chairman, and CEO of the Company.
4	Major Shareholder, BVI company owned by UAE resident family.
5

The major shareholders listed do not include any possible major shareholders whose shares are held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

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

Management Fees - During the fiscal year ended 6/30/18, the Company paid or accrued salary, fees, or other compensation to the Company's officers in the amount of $148,604. At 6/30/18, a total amount of $320,951 was payable to officers of the Company as accrued but unpaid salary, fees, or other compensation, including expense reimbursements.

Debt Conversion - CFO During the year ended 6/30/18, the CFO of the Company forgave $72,494 in accrued and unpaid salary converted $200,000 in accrued and unpaid salaries into 4,000,000 common shares of the Company.

Compensation Due at Resignation - The Company’s CFO resigned effective 12/31/17, and commencing from 1/01/18, the CFO agreed to continue as the “Acting CFO” without additional compensation, until such time as a replacement is appointed. At the 12/31/18 date of his resignation, the Company owed the CFO a balance of $110,000 in accrued but unpaid compensation. At the end of Fiscal 2018 on 6/30/2018 the balance due was reduced to $105,000 and at the Report Date the balance due is $75,000.

Debt Conversion - CEO - During the year ended 6/30/18, the Company’s CEO voluntarily suspended and terminated payment and accrual of salary commencing from 7/01/17 and continuing until such time as the Company’s financial condition permits a resumption of such cost. The CEO also forgave $75,000 in accrued and unpaid salary and converted $150,000 in accrued and unpaid salaries into 3,000,000 common shares of the Company.

Loans from CEO - As at 6/30/18, the Company owes its CEO an aggregate amount of $87,500 for personal loans made by him to the Company during Fiscal 2016 and Fiscal 2017. This loan is interest free with no fixed repayment terms.

Loans from Director - During the fiscal year ended 30 June 2018, an aggregate amount of $13,100 in personal loans made in Fiscal 2016 and Fiscal 2017 to the Company by a non-executive director were offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director as incentive for the loans were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000.

Warrants Exercised - During the fiscal year ended 6/30/18, an aggregate amount of $13,100 in personal loans made in Fiscal 2016 and Fiscal 2017 to the Company by a non-executive director was offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director as incentive for the loans were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000.

Options Grant - During the year ended 6/30/18, the Company granted 4,500,000 incentive stock options to its directors and officers, with an exercise price of $0.15 and term of one year. The fair value of these incentive stock options was determined to be $41,950, using Black Scholes Option Pricing model.

Shares Issue - During the year ended 6/30/18, the Company issued 3,000,000 Units of its securities, each Unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the CHI Transaction as more fully described in Item-8.B.c. Each director received 1,000,000 units for value of $50,000 each.

Other Related Party Transactions - Except for the related party transactions described in the preceding paragraphs or in the notes to the financial statements, and to the extent of the Company’s knowledge, during the Company’s Fiscal Year ended 6/30/18 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

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

Since the end of the Company's Fiscal 2018, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Item - 8 : Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company’s audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2018 year, are attached as an integral part field with this Annual Report. They are further described in "Item 18 - Financial Statements".

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

a)

Cease Trade Order Revoked - The British Columbia Securities Commission ("BCSC") issued a cease trade order to the Company on 4/11/2015, for failure to file, by the regulatory deadline, audited annual financial statements and management’s discussion and analysis for the fiscal year ended 30/06/15. The order prohibited trading of the Company’s securities in Canada until revoked. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 23/06/17. The Company applied for a revocation order on 7/07/17, and the BCSC revoked the cease trade order on 7/20/17.

b)

Conversion of Convertible Note - On 9/21/11, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share. On 8/31/17, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the note holder of 10,350,000 units of the Company at $0.05 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. As at the Report Date the Company has no convertible debt.

c)

The CHI Transaction and Acquisition - The Company entered into a Joint Development Agreement dated 1/04/17 (the "JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a privately held Singapore company, regarding the development of small scale crude oil refinery projects in Indonesia. On 8/31/17, the Company closed a deal (the "CHI Transaction") with eight subscribers and shareholders (the “Subscribers”) of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. Of this amount, CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $381,666. Upon closure of the deal the JDA between CHI and the Company was terminated and extinguished. In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 Units (the “Units”) at a value of $0.05 per Unit. Each Unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue. With issue of the Units, the Company discharged $381,666 in debt and also acquired the Subscribers’ rights to take up all the allocated shares of CHI such that the Company effectively acquired majority ownership in CHI effective 8/31/17. The business purpose for which CHI was established was replaced by the establishment of PT-CHI as described in the following paragraph. Since 8/31/17 CHI has been dormant and the Company intends to cause it to be dissolved and struck off during Fiscal 2019.

d)

New Operating Subsidiary Established - PT Continental Hilir Indonesia ("PT-CHI") - PT-CHI was incorporated on 9/12/17 under a foreign direct investment license with the Indonesian government as a management consulting business. The Company acts through PT-CHI and utilizes it to seek out and develop new Indonesian downstream oil and gas industry business opportunities for the Company's benefit. PT-CHI successfully identified and developed one such opportunity which directly led to the formation of a second new special purpose corporate subsidiary, PT-KKC, to build, own, and operate the Maloy Refinery.

e)

New Operating Subsidiary Established - PT Kilang Kaltim Continental ("PT-KKC") - PT-KKC was incorporated on 12/05/17 under a foreign direct investment license with the Indonesian government and holds other licenses from the Ministry of Mines and Energy which permit it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province.

f)

Application to List on CSE Conditionally Accepted - In a letter to the Company dated 2/21/18 the Canadian Securities Exchange ("CSE") approved the Company for listing subject to the Company a) providing acceptable emerging markets issues disclosure, b) confirmation of its audit committee composition, c) completion of financing sufficient to meet 12 month objectives (approximately USD 1 million, and d) completion of any and all outstanding CSE application documentation and payment of fees pursuant to the CSE's policies. A date for trading is to be determined upon confirmation of the conditions being met. As at the date of these financial statements the Company is making arrangements to satisfy the conditions and complete the CSE listing.

g)

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

h)

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

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
09/30/2018	$0.04	$0.02	09/30/2018	$0.04	$0.03	06/30/2018	$0.03	$0.02
08/31/2018	$0.02	$0.02	06/30/2018	$0.03	$0.03	06/30/2017	$0.03	$0.02
07/31/2018	$0.02	$0.02	03/31/2018	$0.03	$0.03	06/30/2016	$0.02	$0.01
06/30/2018	$0.03	$0.03	12/31/2017	$0.02	$0.02	06/30/2015	$0.04	$0.00
05/31/2018	$0.04	$0.04	09/30/2017	$0.04	$0.04	06/30/2014	$0.10	$0.01
04/30/2018	$0.04	$0.04	06/30/2017	$0.03	$0.03
			03/31/2017	$0.02	$0.00
			12/31/2016	$0.02	$0.00
			09/30/2016	$0.04	$0.00
			06/30/2016	$0.02	$0.01
			03/31/2016	$0.02	$0.00

B.	PLAN OF DISTRIBUTION.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-9.B is not applicable.

C.	MARKETS.

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

As at the 6/30/18 end of Fiscal 2018 and at the Report Date, the Company does not hold any contracts with third parties that it deems material.

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

Documents and agreements concerning our Company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at Suite 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 Canada.

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

The Company is not in material default of any payments due at the end of the past Fiscal Year covered by this Annual Report or at the Report Date.

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

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures as at Fiscal Year ended 6/30/18 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of 6/30/18.

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

The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP (“Davidson”) serves as the Company’s independent auditors, and has since 12/31/14. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2018 period covered by this Annual Report.

Audit Fees - The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/18 are estimated at CDN$ 25,250. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/17 were CDN$ 16,250.

Tax Fees - The aggregate fees billed by Davidson for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/18 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the previous year ended 6/30/17 are also $ nil.

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

Item - 17 : Financial Statements .

Refer to "Item 18 – Financial Statements" below.

Item - 18 : Financial Statements .

The Company is providing its audited annual financial statements with this Annual Report on Form-20F in the substance and form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

List of Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)	Financial Statement Title Page.

(2)	Independent Auditor's Reports for the past three Fiscal Years ended 6/30/18, 6/30/17 and 6/30/16 by Davidson & Company LLP.

(3)	Audited Consolidated Financial Statements for the past three Fiscal Years ended 6/30/18, 6/30/17 and 6/30/16, including:

a.	Consolidated Statements of Financial Position.

b.	Consolidated Statements of Comprehensive Loss.

c.	Consolidated Statements of Cash Flow.

d.	Consolidated Statement of Changes in Equity (Deficiency).

e.	Notes to the Consolidated Financial Statements.

(4)

Management's Discussion & Analysis for the 2018 fiscal year ended 6/30/18 made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

Item - 19 : Exhibits .

Exhibit	Description
01.2	(1) Notice of Alteration of Authorized Share Capital as last recorded with the Registrar of British Columbia on 11/12/09.
01.1	(2) Amended and Restated Articles of Association as last adopted by the shareholders at general meeting on 8/04/17.
11.1	Code of Ethics of Senior Financial Officers, CEO and CFO, dated at the Report Date.
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.
18.0	Audited Annual Financial Statements More Fully Described in Item-18 above.
99.1	Audit Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/17/17.
99.2	Governance and Nominating Committee Charter, incorporated herein by reference to a Form-6K filed on EDGAR on 5/17/17.
99.3	Compensation Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.4	Reserves Committee Charter, incorporated herein by reference to a copy filed on EDGAR under Form-6K on 5/23/17.
99.5	Policy on Trading and Company Securities, incorporated herein by reference to a copy filed on an EDGAR Form-6K on 5/23/17.

Notes:
(1) Incorporated by reference to a copy furnished to the SEC as Exhibit-99.6 under Form-6K on 12/14/09.
(2) Incorporated by reference to a copy furnished to the SEC as Exhibit-99.1 under Form-6K on 8/11/17.

SIGNATURES

CONTINENTAL ENERGY CORPORATION

<Signed>

_______________________________________

By: Richard L. McAdoo
Director & Chief Executive Officer
Report Date: October 30, 2018

2018 FORM-20F EXHIBIT - 11.1

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

This constitutes the Company's Code of Ethics for senior financial officers as required by Section 406 of the
Sarbanes-Oxley Act of 2002, for all companies reporting under Section 13(a) and 15(d) of the Securities Exchange Act of 1934

Last Revised on October 30, 2018

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

The undersigned incumbent Senior Financial Officers have read the foregoing and certify their compliance with this Code of Ethics.

<Signed>	<Signed>

Richard L. McAdoo	Robert V. Rudman
Chief Executive Officer	Acting Chief Financial Officer

2018 FORM-20F EXHIBIT - 12.1

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.1 in the form required as Certificates by the Company's CFO.

CFO CERTIFICATE

I, Robert V. Rudman, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2018;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Dated: October 30, 2018

<Signed>
__________________
Robert V. Rudman
Acting Chief Financial Officer

2018 FORM-20F EXHIBIT - 12.2

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.2 in the form required as Certificates by the Company's CEO.

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2018;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Dated: October 30, 2018

<Signed>
__________________
Richard L. McAdoo
Chief Executive Officer

2018 FORM-20F EXHIBIT - 13.1

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B)) or
Rule 15d-14(B) (17 CFR 240.15d-14(B)) and Section 1350 of Chapter 63 Of Title 18 of
The United States Code (18 U.S.C. 1350), Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2018 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 30, 2018

<Signed>
__________________
Richard L. McAdoo
Chief Executive Officer

2017 FORM-20F EXHIBIT - 13.2

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B))
or Rule 15d-14(B) (17 CFR 240.15d-14(B)) and Section 1350 of Chapter 63 Of Title 18 of
The United States Code (18 U.S.C. 1350), Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2018 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Robert V. Rudman, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 30, 2018

<Signed>
__________________
Robert V. Rudman
Acting Chief Financial Officer

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed
“filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

2018 FORM-20F EXHIBIT - 18.0

AUDITED CONSOLIDATED F INANCIAL S TATEMENTS

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2017

Expressed in U.S. Dollars

Contents

❖	Financial Statement Title Page.

❖	Independent Auditor's Reports for Fiscal Years 2018, 2017, and 2016 by Davidson & Company LLP.

❖	Audited Consolidated Financial Statements for the past three Fiscal Years ended 30 June 2018, 2017, and 2016, including:

	■	Consolidated Statements of Financial Position (30 June 2018 and 2017).

	■	Consolidated Statements of Comprehensive Loss.

	■	Consolidated Statements of Cash Flow.

	■	Consolidated Statement of Changes in Equity (Deficiency).

	■	Notes to the Consolidated Financial Statements.

❖	Management's Discussion & Analysis for Fiscal 2018 year ended 6/30/18 and made on Form 51- 102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2018

Expressed in U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Continental Energy Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Continental Energy Corporation (the “Entity”), which comprise the consolidated statements of financial position as of June 30, 2018 and 2017, the consolidated statements of loss and comprehensive loss, changes in cash flows, and deficiency for the years ended June 30, 2018, 2017, and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at June 30, 2018 and 2017 and its financial performance and its cash flows for the years ended June 30, 2018, 2017, and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred significant losses since inception and is also dependent upon its ability to secure new sources of financing to fund ongoing operations. These conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company's ability to continue as a going concern.

Basis for Opinion

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

October 29, 2018

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	30 June 2018	30 June 2017
Current		$	$
Cash		30,887	25,158
Receivables		7,606	2,475
Prepaid expenses and deposits		39,456	25,741
		77,949	53,374
Non-current assets
Equipment		-	731
		77,949	54,105

LIABILITIES
Current
Accounts payable and accrued liabilities	6, 11	527,125	862,026
Loans from related parties	11	87,500	100,600
Advances from joint venture partner	6	-	301,990
Convertible debt	9	-	510,014
		614,625	1,774,630

DEFICIENCY
Share capital	10	17,841,522	16,201,630
Conversion rights reserve	9	-	92,966
Share-based payment and other reserve	10	10,277,321	9,927,687
Deficit		(28,655,519)	(27,942,808)
		(536,676)	(1,720,525)
		77,949	54,105

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Notes 10 and 15)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Phillip B. Garrison”, Director

- See Accompanying Notes –

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended	Year Ended
		30 June	30 June	30 June
	Note	2018	2017	2016
EXPENSES		$	$	$
Engineering and technical services		25,000	-	-
Depreciation		731	730	1,461
Interest and bank charges	9	9,541	46,845	47,385
Management and other consulting fees	11	166,030	292,236	290,627
Office and investor relations		184,880	65,853	44,324
Professional fees		96,690	18,753	56,319
Share-based payments	10	41,950	-	26,200
Travel and accommodation		82,666	17,441	8,514
		(607,488)	(441,858)	(474,830)

Other income (expenses)
Interest and foreign exchange		(1,894)	2,252	1,541
Financing cost	9	(151,110)	-	-
Settlement of debt	10, 11	382,838	-	-
Transaction cost	6	(335,057)	-	-
Net loss and comprehensive loss for the year		(712,711)	(439,606)	(473,289)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares		152,620,997	123,015,381	123,015,381

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CASH FLOWS

		Year Ended	Year Ended	Year Ended
Cash Resources Provided By (Used In)	Note	30 June 2018	30 June 2017	30 June 2016
Operating Activities		$	$	$
Loss for the year		(712,711)	(439,606)	(473,289)
Items not affecting cash
Depreciation		731	730	1,461
Interest on convertible debt	9	7,486	45,000	45,124
Settlement of debt	10, 11	(382,838)	-	-
Financing cost	9	151,110	-	-
Share-based payments	10	41,950	-	26,200
Transaction cost	6	335,057	-	-
Changes in non-cash working capital
Receivables		(5,131)	(1,197)	(547)
Prepaid expenses and deposits		84,562	(22,392)	9,287
Accounts payable and accrued liabilities		48,937	110,243	317,539
		(430,847)	(307,222)	(74,225)
Financing Activities
Private placements	10	350,000	-	-
Proceeds from exercise of warrants	10	20,000	-	-
Advances from joint venture partner	6	79,676	301,990	-
Proceeds from (repayment of) loans from related parties	11	(13,100)	29,100	71,500

		436,576	331,090	71,500
Change in cash		5,729	23,868	(2,725)
Cash Position – Beginning of Year		25,158	1,290	4,015
Cash Position – End of Year		30,887	25,158	1,290

Supplemental cash flow information (Note 13)

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

			Share Capital
				Share-Based Payment	Conversion Rights
		Number	Amount	and Other Reserve	Reserve	Deficit	Total
			$	$	$	$	$
Balance on 30 June 2015		123,015,381	16,201,630	9,901,487	92,966	(27,029,913)	(833,830)
Incentive warrants	10	-	-	26,200	-	-	26,200
Loss for the year		-	-	-	-	(473,289)	(473,289)
Balance on 30 June 2016		123,015,381	16,201,630	9,927,687	92,966	(27,503,202)	(1,280,919)

Balance on 30 June 2016		123,015,381	16,201,630	9,927,687	92,966	(27,503,202)	(1,280,919)
Loss for the year		-	-	-	-	(439,606)	(439,606)
Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)

Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of Continental Hilir Indonesia Pte. Ltd.	6	14,000,000	541,796	158,204	-	-	700,000
Convertible debt settlement	9	10,350,000	517,500	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt	9	-	92,966	-	(92,966)	-	-
Exercise of warrants	10	2,000,000	20,000	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	(26,200)	-	-	-
Private placement – cash	10	7,000,000	325,430	24,570	-	-	350,000
Settlement of debt	10	7,000,000	116,000	-	-	-	116,000
Share-based payments	10	-	-	41,950	-	-	41,950
Loss for the year		-	-	-	-	(712,711)	(712,711)
Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The Company is working towards becoming a developer of modular, small-scale crude oil refineries that are co-located with smaller and/or stranded oil and gas producing fields. Each refinery will be designed to refine high demand motor fuels for supply to underserved local markets in the Republic of Indonesia. The Company operates its primary business activities through two subsidiaries in Indonesia. Each of these subsidiaries has received the necessary investment licenses to permit foreign direct investment in Indonesia and one has received the required licenses from the Indonesian Ministry of Mines and Energy to build, own, and operate a petroleum refining business. The Company is now working towards securing financing to begin construction.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is a development stage company and has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding primarily by issuing common and preferred shares in private placements, and/or by joining with strategic partners and joint venture partners in its refinery developments. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these consolidated financial statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies presented in Note 3 were consistently applied to all periods presented.

The Company’s Board of Directors, upon the recommendation of its Audit Committee, has approved these financial statements on 26 October 2018.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

  Continental Hilir Indonesia Pte. Ltd. (“CHI”) since its acquisition on 31 August 2017 (Note 6). CHI is incorporated in Singapore and is 100% owned and controlled by Continental.

  PT Continental Hilir Indonesia ("PT-CHI"), a new subsidiary incorporated in Indonesia on 12 September 2017, which is 100% owned and controlled by Continental.

  PT Kilang Kaltim Continental ("KKC"), a new subsidiary incorporated in Indonesia on 5 December 2017, which is 100% owned and controlled by Continental.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

These financial statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except when otherwise indicated. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

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

Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. In the years when the Company reports a loss, the effect would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

Share Based Payments

The Company grants stock options and warrants to buy common shares of the Company to directors, officers, employees, service providers, and other arm’s length parties. Such equity settled share-based payment arrangements are entered into for a period and vesting periods determined at its sole discretion of the board of directors and at prices equal to or greater than the closing market price on the day preceding the date they were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of these equity settled share-based payments is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which these instruments were granted. At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of instruments that are expected to vest.

Arrangements in which the Company receives good or services as consideration for its own equity instrument or stock options granted to non-employees, are accounted for as equity settled share-based payments transactions and measured at the fair value of goods and services received. If fair value of goods or services received cannot be estimated reliably, the transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

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

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

The fair value attributed to the warrants is recorded in the share-based payment reserve.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives on 50% declining balance basis, for computers and other equipment.

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

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

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

  Fair value through profit or loss; or

  Other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i)	FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the profit or loss. The Company has no liabilities classified as FVTPL.

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

The Company has classified accounts payable and accrued liabilities, loans from related parties, advances from joint venture partners, and convertible debt, as other financial liabilities.

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

Continental Energy Corporation
NOTES TO THE CONSOLIDATED F INANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

  Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to profit or loss.

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

Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible debt that can be converted into fixed number of common shares of the Company. The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have any equity conversion option. The equity component is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Should a compound financial instrument have more than one equity component, transaction costs are allocated to the equity components in proportion to their respective fair values.

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

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

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

Critical Judgments:

Acquisition of CHI

The Company acquired 100% of outstanding common shares of CHI (Note 6). The accounting treatment of such acquisitions is dependent upon whether the acquired entity constitutes a business in accordance with IFRS 3, Business Combinations.

A business usually consists of:

  Inputs

o	Any economic resource that creates, or has the ability to create, outputs, when one or more processes are applied to it.

  Processes

o	Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs.

  Outputs

o

The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.

Inputs and processes are essential elements that have to be present in order for an entity to be classified as a business. Although a business usually has outputs, they are not required for an integrated set of assets to qualify as a business.

CHI was set up for development of small-scale refinery projects in Indonesia. The entity was still in its early stage of development and did not have any licenses for the development of such projects. It therefore did not have any significant inputs or processes capable of producing outputs. As a result, the entity did not qualify as a business.

Recovery of deferred taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of financial position as at 30 June 2018.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to:

Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for other investing and financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of warrant exercises within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. When the Company determines it necessary to modify the terms of certain warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrants if the warrants were originally issued as compensation.

Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year.

5.	Standards Issued but Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC, that are mandatory for accounting periods on after July 1, 2018. Many are not applicable or do not have a significant impact on the Company and have been excluded from the summary below.

IFRS 9 Financial Instruments

This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

IFRS 9 is effective for the Company’s fiscal year beginning July 1, 2018. Due to the nature of the Company’s financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard will not have any impact on the Company’s financial statements, with the exception of disclosure.

IFRS 16, Leases

This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company will apply the standard from 1 July 2019.

IFRIC 23, Uncertainty over Income Tax Treatment

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty. It specifically addresses the following:

  Whether an entity considers uncertain tax treatments separately;

  The assumptions an entity makes about the examination of tax treatments by taxation authorities;

  How an entity determines taxable profit or loss, tax bases, unused tax losses, unused tax credits, and tax rates; and

  How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

The interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company will apply the interpretation from 1 July 2019.

6.	Acquisition

The Company entered into a Joint Development Agreement dated 4 January 2017 (the "JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a privately held Singapore company, regarding the development of small scale crude oil refinery projects in Indonesia.

On 31 August 2017, the Company closed a deal (the "CHI Transaction") with eight subscribers and shareholders (the “Subscribers”) of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $381,666 in relation the JDA. Upon closure of the CHI Transaction the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 Units (the “Units”) at a value of $0.05 per Unit. Each Unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue.

Three of the Subscribers are also directors of the Company. The other subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers. (Note 11) The allocation of the purchase price was as follows:

Fair value of 14,000,000 shares issued (Note 10)	$541,796
Fair value of 14,000,000 warrants issued (Note 10)	158,204
Total consideration	700,000
Net assets (liabilities) acquired from CHI
Prepayments and advances	98,277
Accounts payable and accrued liabilities	(115,000)
Cash advances settled	381,666
Net assets acquired	364,943
Transaction cost	$335,057

Subsequent to the closure of the CHI Transaction on 31 August 2017, the Company established a new subsidiary in Indonesia, PT Continental Hilir Indonesia ("PT-CHI") on 12 September 2017. PT-CHI has replaced CHI and has assumed the business objectives and purpose for which the Company and CHI originally entered the JDA. At the fiscal year end 30 June 2018, CHI is dormant and the Company plans to cause it to be dissolved in fiscal 2019.

7.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company’s principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of deficiency.

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

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2018.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

8.	Financial Risk Management

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2018	Cash	Receivables	liabilities
Canadian dollars	987	10,016	(128,813)
Indonesian Rupiah	211,156,790	-	(341,664,000)
			Accounts
			payable and
			accrued
30 June 2017	Cash	Receivables	liabilities
Canadian dollars	5,012	3,212	(63,243)
Indonesian Rupiah	16,857,875	-	(304,510,667)
			Accounts
			payable and
			accrued
30 June 2016	Cash	Receivables	liabilities
Canadian dollars	-	1,662	(113,539)
Indonesian Rupiah	11,640,117	-	(28,443,867)

At 30 June 2018, with other variables unchanged, a 10% change in exchange rates would affect the loss by $9,860 (2017 -$6,397, 2016 – $10,631).

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

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of oil and gas, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2018, the Company had a cash balance of $30,887 which is not sufficient to settle current liabilities of $614,625. The Company’s management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2018, the Company has a positive cash balance and its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

9.	Convertible Debt

Total
$
Balance on 30 June 2015	419,890
Interest	45,124
Balance on 30 June 2016	465,014
Interest	45,000
Balance on 30 June 2017	510,014
Interest	7,486
Conversion	(517,500)
Balance on 30 June 2018	-

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share.

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the note holder of 10,350,000 units of the Company at $0.05 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

The fair value of the warrants included in the units amounted to $151,110 and was determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.23%, expected life of warrants (years): 1.00. The Company recognized this fair value in its statement of loss as financing cost.

Upon conversion of the debt, the value of the conversion option of $92,966, previously recorded as a separate category within equity, was reclassified from conversion rights reserve to share capital.

10.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached. 500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 units of the Company at $0.05 per unit (Note 9). Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

On 31 August 2017, the Company issued 14,000,000 units at a value of $0.05 per unit in connection with the acquisition of CHI (Note 6). Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The units were recorded at their fair value, being $700,000 and pro-rated between common shares ($541,796) and the share purchase warrants ($158,204). The fair value of the share purchase warrants was estimated using the Black-Scholes

Continental Energy Corporation
NOTES TO THE CONSOLIDATED F INANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 7 September 2017, 2,000,000 warrants with exercise price of $0.01 per share were exercised for gross proceeds of $20,000 (Note 11).

On 8 September 2017, pursuant to a private placement, the Company issued 1,000,000 units of the Company at $0.05 per unit, for proceeds of $50,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Company allocated $41,876 to common shares and $8,124 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 28 November 2017, pursuant to a private placement, the Company issued 6,000,000 units of the Company at $0.05 per unit, for proceeds of $300,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. No brokers or finders’ fees were incurred. The Company allocated $283,554 to common shares and $16,446 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.61%, expected life of warrants (years): 1.00.

On 29 December 2017, the Company issued 1,000,000 common shares to settle a payable to the CEO of $50,000. These common shares had a fair value of $0.02 per share on the date of issuance for a total value of $20,000, resulting in gain on settlement of debt of $30,000.

On 2 January 2018, the Company issued 6,000,000 common shares to settle a payable to the CEO and the CFO of $300,000. These common shares had a fair value of $0.016 per share on the date of issuance for a total value of $96,000, resulting in gain on settlement of debt of $204,000.

There were no common or preferred shares issued during the previous years ended 30 June 2017 and 2016.

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

A reconciliation of the Company’s stock options outstanding on 30 June 2018 is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2015	6,800,000	0.05
Expired	(6,800,000)	0.05
Outstanding on 30 June 2016 and 2017	-	-
Issued	4,500,000	0.15
Outstanding on 30 June 2018	4,500,000	0.15

On 31 August 2017, a total of 4,000,000 stock options were granted to directors and officers of the Company, with an exercise price of $0.15 and a term expiring on 31 August 2018. The fair value of these stock options was determined to be $40,800, which was charged to the statement of loss and comprehensive loss as share-based payments expense.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED F INANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

On 16 October 2017, a total of 500,000 stock options were granted an officer of the Company, with an exercise price of $0.15 and a term expiring on 17 October 2018. The fair value of these stock options was determined to be $1,150, which was charged to the statement of loss and comprehensive loss as share-based payments expense.

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

Year Ended
30 June 2018
Expected dividend yield	Nil
Expected stock price volatility	125%
Risk-free interest rate	1.25%
Expected life of options (years)	1.00

A summary of the Company’s options outstanding on 30 June 2018 is as follows, and in total have a weighted average remaining contractual life of 0.18 years:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
4,000,000	4,000,000	$0.15	31 August 2018
500,000	500,000	$0.15	17 October 2018
4,500,000	4,500,000

Subsequent to the year ended 30 June 2018, all 4,500,000 options expired unexercised.

Warrants

A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2015	9,462,500	0.05
Issued	2,000,000	0.01
Expired	(8,912,500)	0.05
Outstanding on 30 June 2016	2,550,000	0.03
Expired	(550,000)	0.10
Outstanding on 30 June 2017	2,000,000	0.01
Issued	31,350,000	0.10
Exercised	(2,000,000)	0.01
Outstanding on 30 June 2018	31,350,000	0.10

On 13 October 2015, as an incentive for a loan from a director, the Company issued 2,000,000 share purchase warrants with an exercise price of $0.01 per share and expiry date of 31 December 2017. The Company calculated the fair value of these warrants to be $26,200 which was charged to the statement of loss and comprehensive loss as share-based payments. The fair value of the 2,000,000 warrants issued was estimated using the Black-Scholes option pricing model, with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 86%, risk-free interest rate: 0.64%, expected life of warrants (years): 2.22.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

A summary of the Company’s warrants outstanding on 30 June 2018 is as follows:

Number of Shares	Price Per Share	Expiry Date

10,350,000	$0.10	31 August 2018
14,000,000	$0.10	31 August 2018
1,000,000	$0.10	8 September 2018
6,000,000	$0.10	29 November 2018
31,350,000

Subsequent to the year ended 30 June 2018, a total of 10,350,000 warrants expired unexercised on 31 August 2018. The term and exercise price of 15,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020.

11.	Related Party Transactions

Key management personnel include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes the Company’s CEO, CFO, VP of Business Development, and its directors.

As at 30 June 2018, $320,951 (30 June 2017 - $789,099) was payable to the directors and officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

During the year ended 30 June 2018, the Company paid or accrued salary, fees, or other compensation to the directors and officers of the Company in the amount of $148,604 (2017 - $275,470, 2016 - $282,915).

During the year ended 30 June 2018, the Company’s CEO voluntarily suspended and terminated payment and accrual of salary commencing from 1 July 2017 and continuing until such time as the Company’s financial condition permits a resumption of such cost. The CEO also forgave $75,000 in accrued and unpaid salary and converted $150,000 in accrued and unpaid salaries into 3,000,000 common shares of the Company (Note 10).

During the year ended 30 June 2018, the CFO of the Company forgave $72,494 in accrued and unpaid salary converted $200,000 in accrued and unpaid salaries into 4,000,000 common shares of the Company (Note 10).

The Company’s CFO resigned effective 31 December 2017, and commencing from 1 January 2018, the CFO agreed to continue as the “Acting CFO” without additional compensation, until such time as a replacement is appointed. At 30 June 2018 the Company owed the CFO a balance in the total amount of $105,000 for accrued but unpaid accumulated compensation.

As at 30 June 2018, the Company has a loan payable to its CEO to $87,500. During the two fiscal years ended 30 June 2017, the CEO of the Company loaned a total of $87,500 to the Company for assistance with working capital. The Loan is interest free with no fixed repayment terms.

During the fiscal year ended 30 June 2018, an aggregate amount of $13,100 in personal loans made in Fiscal 2016 and Fiscal 2017 to the Company by a non-executive director was offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director on 13 October 2015 were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000. (Note 10).

During the year ended 30 June 2018, the Company granted 4,500,000 incentive stock options to its directors and officers, with an exercise price of $0.15 and term of one year. The fair value of these incentive stock options was determined to be $41,950, using Black Scholes Option Pricing model (Note 10).

The Company issued 3,000,000 Units of its securities, each Unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the CHI Transaction (Note 6). Each director received 1,000,000 units.

12.	Income Taxes

The Company is domiciled in Canada and is therefore subject to tax on estimated assessable profit at the rate of 27.00% (2017 – 26.00%, 2016 – 26.00%). The Company has no assessable profit in Canada.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the statement of loss as follows:

	Year Ended	Year Ended	Year Ended
	30 June 2018	30 June 2017	30 June 2016
	$	$	$
Loss before income taxes	(712,711)	(439,606)	(473,289)
Federal and provincial statutory tax rate	27.00%	26.00%	26.00%
Income tax recovery based on the above rates	(192,432)	(114,298)	(123,055)
Non-deductible expenses and other	164,973	16,998	88,524
Change in tax rates	(102,075)	-	-
Losses and temporary differences for which no
tax benefit has been recorded	129,534	97,300	34,531
Total income taxes	-	-	-

The Company’s unrecognized deferred tax assets are as follows:

	30 June 2018	30 June 2017
	$	$
Non-capital losses	2,008,565	1,900,656
Capital losses	388,967	380,085
Resource properties	397,263	388,191
Capital assets	142,323	138,883
Share issue costs and other	10,149	9,918
Total unrecognized deferred tax assets	2,947,267	2,817,733

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

The Company has non-capital loss carry-forwards of approximately $7,457,000 that may be available for tax purposes as follows:

Expiring in	Canada	Indonesia	Total
	$	$	$
2023	-	236,000	236,000
2027	1,113,000	-	1,113,000
2028	1,003,000	-	1,003,000
2029	1,071,000	-	1,071,000
2030	621,000	-	621,000
2031	430,000	-	430,000
2032	447,000	-	447,000
2033	453,000	-	453,000
2034	389,000	-	389,000
2035	785,000	-	785,000
2036	449,000	-	449,000
2037	444,000	-	444,000
2038	16,000	-	16,000
Non-capital loss carry-forwards	7,221,000	236,000	7,457,000

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2018

13.	Supplemental cash flow information

		Year Ended	Year Ended	Year Ended
Non-Cash Investing and	Note	30 June 2018	30 June 2017	30 June 2016
Financing Activities		$	$	$

Acquisition of CHI	6	700,000	-	-

Convertible debt settlement	9	668,610	-	-

Common shares issued in
settlement of accrued and	11	116,000	-	-
unpaid salaries

Reallocation of conversion
rights reserve on settlement of	9	92,966	-	-
convertible debt

Incentive share purchase	10	-	-	26,200
warrants for loan

Reallocation of share-based
payment and other reserve on		26,200	-	-
warrant exercise

14.	Segmented Information

The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

15.	Subsequent Events

1.

In a letter to the Company dated 21 February 2018 the Canadian Securities Exchange ("CSE") approved the Company for listing subject to the Company a) providing acceptable emerging markets issues disclosure, b) confirmation of its audit committee composition, c) completion of financing sufficient to meet 12 month objectives (approximately USD 1 million, and d) completion of any and all outstanding CSE application documentation and payment of fees pursuant to the CSE's policies. A date for trading is to be determined upon confirmation of the conditions being met. As at the date of these financial statements the Company is making arrangements to satisfy the conditions and complete the CSE listing.

2.

On 1 September 2018 the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of USD 100,000 in respect of unpaid accounts payable and accrued liabilities of CHI assumed by the Company on closure of the CHI Transaction (Note 6). The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017.

3.

On 26 September 2018 the Company issued 7,000,000 units, at $0.05 per unit, as part of a private placement that raised cash proceeds for the Company of $350,000. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.05 for a period expiring on 30 June 2021.

4.	On 26 September 2018 the Company issued 350,000 common shares at a value of $0.05 per share to an officer of the Company in exchange for extinguishing a $17,500 debt.

---oOo---

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Fourth Quarter and Fiscal Year Ended on 30 June 2018

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 29 October 2018 (the "Report Date").

This MD&A pertains to the three (3) months quarter ended 30 June 2018 that is hereinafter referred to as "This Quarter". This Quarter corresponds to the "Fourth Quarter" ending the Company's fiscal year. Therefore, this MD&A also pertains to the twelve (12) months period of the Company's fiscal year ended 30 June 2018 ("Fiscal 2018").

This MD&A is intended to be read in conjunction with the audited annual consolidated financial statements, the notes thereto, and the auditor's report to the Company for its Fiscal 2018 year ended on 30 June 2018 (the "Audited Annual Financial Statements") that are published and filed herewith.

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that were separately prepared and filed by management, on similar forms with similar management discussion, for each one of the preceding three Fiscal 2018 quarters, ended on 30 September 2017, on 31 December 2017, and on 31 March 2018.

The financial statements published and filed herewith are consolidated and include the accounts of the Company's two operating subsidiaries established during Fiscal 2018 as listed following and as more fully described in Part-11 of this MD&A:

  PT Continental Hilir Indonesia ("PT-CHI"), a new subsidiary incorporated on 12 September 2017.

  PT Kilang Kaltim Continental ("KKC"), a new subsidiary incorporated on 5 December 2017.

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

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Maloy Refinery Tax Holiday

In a news release dated 25 April 2018 the Company announced that the Company's Maloy Refinery business has been designated a "Pioneer Industry" and as such will be eligible for a newly announced Indonesian corporate income tax holiday.

Indonesia's Ministry of Finance this month issued a new "Tax Holiday" policy to encourage new investments in certain specified, strategic industries and business sectors that it designates as "Pioneer Industries". Integrated oil and gas refineries such as the Maloy Refinery project currently being developed by the Company's PT Kilang Kaltim Continental ("KKC") subsidiary are included in the list of designated Pioneer Industries. The new Tax Holiday policy confers a corporate income tax reduction for any Pioneer Industry for a fixed term. The length of the term is dependent upon the amount of total capital investment.

Accordingly, the Company's KKC subsidiary expects to receive a Tax Holiday facility of 100%, and pay zero corporate income tax, for a period of 7 years commencing from the date of first commercial production and sale of refined products from the Maloy Refinery. After the initial 7 year tax free period, an additional 2 years period applies during which KKC shall pay income tax at a 50% reduced rate. Indonesia's current corporate income tax rate is otherwise a flat 25% on taxable income.

Conditional Financing Arrangement For Maloy Refinery

In a news release dated 8 May 2018 the Company announced that it has entered into a conditional financing arrangement with a privately owned, multi-national, refined petroleum products trading company group (the "Investor") for the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), and the development of KKC's Maloy Refinery.

The arrangement, and closing of any transaction, is subject to and conditional upon the Investor independently arranging its own finance and securing a long term crude oil or condensate refinery feedstock supply in such amounts and upon such terms and conditions that are satisfactory to the Investor, and to definitive transaction agreements.

Under the pre-agreed general terms of the conditional agreement between the Investor, the Company, and KKC; the Investor will earn an 80% majority and controlling interest in KKC by providing 100% of KKC's capital investment and funding requirements to realize the Maloy Refinery development, and also undertaking obligations to 1) supply or otherwise guarantee long term crude oil or condensate feedstock to the Maloy Refinery, and 2) take delivery or otherwise guarantee long term refined products and fuels offtake from the Maloy Refinery.

The Company's 20% share of KKC financing requirements shall be advanced by the Investor on the Company's behalf, and the Company shall repay the cumulative amount of such non-interest bearing advances to the Investor from an 80% portion of the Company's 20% entitlement share of income and/or dividends distributions as and when such are received from KKC.

At such time as the conditions of closing are met, and mutually agreeable definitive closing agreements are entered, the transaction shall close and the Company shall thereafter retain and own a 20% shareholding in KKC, which shall act as an incorporated joint venture between the Company and the Investor. KKC will continue to own and operate 100% of the Maloy Refinery.

2 . 1	Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new issues of share purchase warrants were made.

  Expiry - No share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2 . 2	Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2 . 3	Common Share Conversion Rights Activity During This Quarter

During This Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

2 . 4	New Shares Issues During This Quarter

During This Quarter, there were no new common shares issued.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER AND FISCAL 2018

As at the end of This Quarter and end Fiscal 2018, the Company’s share capital was issued or held in reserve as follows:

163,365,381	common shares were issued and outstanding.
31,350,000	unexercised warrants were issued and outstanding.
4,500,000	unexercised stock options were issued and outstanding.
Nil	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Termination of Conditional Agreement for Potential Acquisition of Upstream Oil & Gas Property

In a news release dated 18 September 2018 the Company announced it had terminated a conditional agreement to participate in the BK Block. As per a previous news release dated 28 August 2017 the Company announced it had entered into a conditional agreement with a privately owned Indonesian company (the "seller") to make a private placement and fund a share of exploration work commitments and thereby earn a 25% joint venture stake in the BK Block upstream oil and gas property, subject to certain pre-conditions being met by the seller. The seller has been unable to satisfy the pre-conditions to closing and has advised the Company it is terminating the conditional agreement to pursue alternative offers for its property.

Withdrawal from Conditional Agreement with Potential Strategic Partner for Maloy Refinery

In a news release dated 18 September 2018 the Company announced it had withdrawn its offer and effectively terminated a conditional agreement with a prospective financier and strategic partner for the Company's Maloy Refinery project. In a previous news release dated 8 May 2018 the Company announced it had entered into a conditional agreement with a privately owned petroleum products trading company (the "buyer") to earn an 80% joint venture stake in both the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC") and KKC's refinery development project, subject to the buyer independently arranging 100% of the refinery project finance; securing long term feedstock and product offtake agreements for KKC; and concluding definitive transaction agreements with KKC and the Company. Up to 18 September 2018 the buyer had not satisfied any of these conditions. The Company and KKC have withdrawn the offer to the buyer to earn a participating interest in KKC and terminated the conditional agreement and further negotiations.

Subsidiary Engages Advisor

In a news release dated 9 October 2018 the Company announced its Indonesian subsidiary PT Kilang Kaltim Continental ("KKC") has engaged a specialist in arranging commercial trade contracts and structuring project finance to assist and advise KKC with the development and realization of KKC's Maloy Refinery. Buck Hill Capital Partners, LLC is a Houston based firm whose partners have over 45 years of combined experience in arranging guaranteed energy commodity trading contracts and the structuring of finance for energy infrastructure projects.

4 . 1	Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - A total of 7,000,000 new share purchase warrants were issued pursuant to units of private placements and each warrant has an exercise price of $0.05 with an expiry date of 30 June 2021.

  Expiry - A total of 10,350,000 outstanding and unexercised share purchase warrants expired on 31 August 2018.

  Amendments - The term and exercise price of 15,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020.

4 . 2	Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - A total of 4,000,000 outstanding and unexercised incentive stock options expired on 31 August 2018 and an additional 500,000 expired on 17 October 2018.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

4 . 3	Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4 . 4	New Shares Issues: Since This Quarter End and Up to the Report Date

  A total of 7,000,000 new common shares were issued as part of a private placements of units, each unit consisting of one common share and one warrant at an issue price of $0.05 per unit.

  A total of 350,000 new common shares were issued to an officer of the Company in exchange for extinguishing US$ 17,500 in debt.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

170,715,381	common shares were issued and outstanding.
28,000,000	unexercised warrants were issued and outstanding.
Nil	unexercised stock options were issued and outstanding.
Nil	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Selected Annual Information for Last Three Fiscal Years

The following table sets out selected annual financial information for the Company and is derived from its audited, consolidated financial statements for the last three fiscal years ended 30 June 2018, 2017, and 2016 respectively.

	US$	2018	2017	2016
Revenue		Nil	Nil	Nil
Expenses		(607,488)	(441,858)	(474,830)
Net Loss for the Year		(712,711)	(439,606)	(473,289)
Basic and Diluted Loss per Share		(0.00)	(0.00)	(0.00)
Total Assets		77,949	54,105	7,378
Total Long-Term Liabilities		Nil	Nil	Nil
Dividends Declared		Nil	Nil	Nil

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
		Total Net		Income (loss)	Basic & Diluted
	Revenue		Income (loss)	From Continued	Per Share
		Income (loss)		Operations	Income (loss)
Quarter-4 of Fiscal 2018	Nil	(10,974)	(10,974)	(10,974)	(0.00)
Quarter-3 of Fiscal 2018	Nil	144,751	144,751	144,751	0.00
Quarter-2 of Fiscal 2018	Nil	(13,170)	(13,170)	(13,170)	(0.00)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)
Quarter-4 of Fiscal 2017	Nil	(153,772)	(153,772)	(153,772)	(0.00)
Quarter-3 of Fiscal 2017	Nil	(102,285)	(102,285)	(102,285)	(0.00)
Quarter-2 of Fiscal 2017	Nil	(92,091)	(92,091)	(92,091)	(0.00)
Quarter-1 of Fiscal 2017	Nil	(91,458)	(91,458)	(91,458)	(0.00)

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

  Non-cash transactions of the Company such as issuance of common shares to settle debt and the valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

  The significant increase in the loss incurred by the Company during Quarter-1 of Fiscal 2018 is due to the non-cash costs incurred for the acquisition of Continental Hilir Indonesia Pte. Ltd. and the settlement of convertible promissory note by issue of shares. The lower loss incurred during Quarter 4 of Fiscal 2018 is as a result of the Company updating its financial estimate with respect the acquisition of Continental Hilir Indonesia Pte. Ltd.

  The lower loss during Quarter-2 of Fiscal 2018 as well as net income during Quarter-3 of Fiscal 2018 resulted from the Company’s efforts to settle its debt through alternative means. The gain from settlement of debt through forgiveness or issuance of the common shares of the Company amounted to $307,838 during the periods, reducing the overall expenditures incurred by the Company.

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Fiscal Years

The results of the Company's business operations during the twelve (12) months period and Fiscal Year ended 30 June 2018 (the “Current Fiscal Year”) compared with those of the Company's previous twelve (12) months period and Fiscal Year ended 30 June 2017 (the “Comparative Fiscal Year”) are:

a)

Overall, the Company incurred a loss from operations during the Current Fiscal Year of $712,711 compared to a loss of $439,606 for the Comparative Fiscal Year, an increase in loss of $273,105 primarily due to non-cash costs such as the financing cost on the payoff of convertible debt and a transaction cost on an acquisition. The Company issued its common shares for both these transactions. The Company also recorded a gain on settlement of previously payable management fees through issuance of its common shares, reducing the impact of these non-cash costs.

b)	The Company incurred a loss per share of $0.00 in the Current Fiscal Year and $0.00 in the Comparative Fiscal Year.

c)

The Company’s administrative costs were higher by $165,630 in 2018 compared to 2017, primarily due to the Company’s increased activity. The Company incurred higher professional and filing fees, office costs and travel expenses (in combination higher by $262,189 in comparison to 2017) to get its listing status reinstated and expand its business plans to become a developer of crude oil refineries. As a result, the Company also incurred $25,000 in engineering studies on the Maloy refinery. These higher costs were offset primarily by lower management fees (by $126,206) due to the Company’s CEO suspending his salary for the entire fiscal year and the resignation of the Company’s CFO during part of the year and him not charging any fees in the capacity of the Acting CFO. The Company’s interest costs were lower in 2018 by $37,304 due to the settlement of its convertible debt. All other expenses incurred during Fiscal 2018 remained consistent with Fiscal 2017.

d)	Share-based payments expenses were $41,950 during the Current Fiscal Year compared to $ nil during the Comparative Fiscal Year.

e)

Cash used in operating activities during the Current Fiscal Year was $430,847 compared to $307,222 used in the Comparative Fiscal Year, due to the Company’s higher activities during the Current Fiscal Year.

f)	Cash raised from investing activities was $ nil during both the Current Fiscal Year and the Comparative Fiscal Year.

  Net cash raised from financing activities during the Current Fiscal Year was $436,576 compared to $331,090 raised during the Comparative Fiscal Year During Fiscal 2018, the funds raised by the Company were primarily as a result of private placements whereas during Fiscal 2017, the Company had primarily received advances from its joint venture partners.

Current and Comparative Quarters

The results of the Company's business operations during the quarter and three (3) months period ended 30 June 2018 (the “Current Quarter”) compared with those of the quarter and three month period ended 30 June 2017 (the “Comparative Quarter”) are:

a)

Overall, the Company incurred a loss from operations during the Current Quarter of $10,974 compared to a loss of $153,772 for the Comparative Quarter, a decrease of $142,798, primarily as a result of the change in estimate of the value of the unit consideration provided by the Company upon the acquisition of CHI, which resulted in a gain during the Current Quarter of $199,368.

b)	The Company incurred a loss per share of $0.00 in the Current Quarter and the Comparative Quarter.

c)

The Company’s administrative costs were higher by $55,918 in the Current Quarter compared to the Comparative Quarter, primarily due to higher activities related to the Company’s foreign operations, as described above.

d)	Share-based payments expense was $ nil during the Current Quarter and the Comparative Quarter.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of this Fiscal Year 2018 on 30 June 2018, the Company’s Audited Annual Financial Statements reflect a working capital deficit of $536,676 compared to a working capital deficit of $1,721,256 at the end of the prior Fiscal 2017 year.

During this Fiscal Year, the Company spent $430,847 on its operations. It received $350,000 in unit private placements and $20,000 from exercise of warrants, and also received a further $79,676 from CHI in reimbursable cash advances. The Company also repaid a loan from a director of $13,100, for net cash flows from financing activities of $436,576.

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 30 June 2018.

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

The Company is very dependent upon the personal efforts and commitment of its existing management and directors. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10 . 1	Related Party Balances

At the 30 June 2018 end of Fiscal 2018, $320,951 (2017 - $789,099) was payable to the Company's CEO and CFO and Vice President as salary and/or fees. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

During previous fiscal years ended 30 June, the CEO of the Company loaned $26,000( 2016 - $61,500) to the Company for assistance with working capital. As at 30 June 2018, the total loan payable to him amounted to $87,500. This loan is interest free with no fixed repayment terms.

10 . 1	Transactions With Related Parties

a )

The Company issued 3,000,000 "units" of its securities, each unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company. Each director received 1,000,000 units. The units were issued to the directors as payment of earned compensation due them from Continental Hilir Indonesia Pte. Ltd. ("CHI") at the 31 August 2017 date of acquisition of CHI as a part of the CHI Transaction described in Note 6 of the accompanying Audited Annual Financial Statements.

b )

During the year ended 30 June 2018, an aggregate amount of $13,100 in personal loans made in Fiscal 2016 and Fiscal 2017 to the Company by a non-executive director was offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000.

c )

During the year ended 30 June 2018, the CEO of the Company forgave and extinguished an amount $75,000 in accumulated unpaid salary and converted and exchanged an additional amount of $150,000 in accumulated unpaid salary balance into 3,000,000 common shares of the Company.

d )

In a letter to the Board of Directors dated 14 December 2017 the CFO of the Company resigned and terminated his management agreement with effect upon 31 December 2017. In the letter, the CFO forgave and extinguished an amount of $72,494 in accumulated unpaid salary balance due to the CFO. Additionally, the CFO agreed to convert an amount of $200,000 accumulated unpaid salary balance due to the CFO into 4,000,000 common shares of the Company which were issued on 2 January 2018.

e )

During the year ended 30 June 2018, the Company granted 4,500,000 incentive stock options to its directors and officers, with an exercise price of $0.15 and term of one year. The fair value of these incentive stock options was determined to be $41,950, using Black Scholes Option Pricing model

f )

Subsequent to 30 June 2018, a total of 350,000 common shares were issued to the Company's Vice President of Business Development in exchange for extinguishing $17,500 in debt for accumulated but unpaid compensation.

10 . 2	Compensation Of Key Management Personnel

a )

During the twelve (12) months ended 30 June 2018, the Company paid or accrued salary, fees, or other compensation to the CEO, the CFO, and the Vice President of Business Development of the Company in the amounts of $17,250, $63,647 and $33,207, respectively (30 June 2017 - $150,000, $125,470 and nil, respectively). The Company also paid a total of $34,500 to certain non-executive directors for fees in relation to the management of the Company’s subsidiaries in Jakarta.

b )

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company voluntarily suspended and terminated payment and accrual of salary to the CEO commencing retroactively to 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Accordingly, during the twelve (12) months ended 30 June 2018 the Company did not pay or accrue salary for the CEO.

c)

In a letter to the Board of Directors dated 14 December 2017 the CFO of the Company resigned his office with effect upon 31 December 2017, effectively terminating his management contract upon the same date. Accordingly, the Company terminated accrual of salary due to the CFO at 31 December 2017. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation, until such time as a replacement is appointed. Accordingly, during the twelve (12) months ended 30 June 2018, the Company paid or accrued salary and fees for the CFO of $63,647. As at 30 June 2018 the Company owes the CFO a balance in the total amount of $105,000 for accrued but unpaid accumulated compensation.

PART - 11 : SUBSIDIARIES AND OPERATING SEGMENTS

The Company's current business activities are limited to the upstream and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia. The Company operates these business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia during the year ended 30 June 2018.

The companies law of Indonesia mandates at least two shareholders and imposes a two tiered, shareholder elected, two board governance regime consisting of a managing board of directors having at least one director and a supervisory board of commissioners having at least one commissioner. The board of commissioners advise and supervise the board of directors who manage the company's operations. The Company exerts absolute control over its Indonesian subsidiaries due to its shareholder voting control and control of the composition of both board its Indonesian subsidiaries.

PT Continental Hilir Indonesia ("PT-CHI")

PT-CHI was incorporated on 12 September 2017 under a foreign direct investment license with the Indonesian government as a management consulting business. The Company acts through PT-CHI and utilizes it to seek out and develop new Indonesian downstream oil and gas industry business opportunities for the Company's benefit. PT-CHI successfully identified and developed one such opportunity which directly led to the formation of a second new special purpose corporate subsidiary, KKC, to build, own, and operate the Maloy Refinery.

PT-CHI has a board of directors with three duly elected members and a board of commissioners with two duly elected members. PT-CHI shares two directors with the Company and the third PT-CHI is an employee of the Company. Another two directors of the Company are commissioners of PT-CHI. As of June 30, 2018 and the date of this Circular no other directors, officers, or senior executives of PT-CHI have been appointed, and PT-CHI has not issued any management contracts.

A total of 85% of the allocated share capital of PT-CHI is owned by the Company and 15% was allocated to three directors of the Company, Aulia, Garrison, and McAdoo in the proportions 5% each. Holding shares in an Indonesian company approved for foreign direct investment confers special privileges for obtaining long term stay visas and work permits on the foreign holders.

PT Kilang Kaltim Continental ("KKC")

KKC was incorporated on 5 December 2017 under a foreign direct investment license with the Indonesian government and holds other licenses from the Ministry of Mines and Energy which permit it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province.

KKC has a board of directors with one duly elected member and a board of commissioners with one duly elected member. Both the KKC director and the KKC commissioner are also directors of the Company As of June 30, 2018 no other directors, officers, or senior executives of KKC have been appointed, and KKC has not yet issued any management contracts. The Company expects that further appointments will be made under employment contracts distinctly separate from those of the Company during fiscal 2019.

The Company directly owns a total of 80% of the allocated share capital of KKC and indirectly owns the other 20% through its subsidiary PT-CHI's direct shareholding of 20% in KKC.

PART - 12 : MATERIAL CONTRACTS AND EVENTS

12 . 1	Off - Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12 . 2	Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12 . 3	Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12 . 4	Financial Advice, Consulting, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for financial advisory, finder, consulting or fund raising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12 . 5	Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 13 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS as issued by IASB requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Audited Annual Financial Statements as at 30 June 2018 are as follows:

Critical Judgments:

Acquisition of CHI

The Company acquired 100% of outstanding common shares of CHI. The accounting treatment of such acquisitions is dependent upon whether the acquired entity constitutes a business in accordance with IFRS 3, Business Combinations.

A business usually consists of:

  Inputs - Any economic resource that creates, or has the ability to create, outputs, when one or more processes are applied to it.

  Processes - Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs.

  Outputs - The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.

Inputs and processes are essential elements that have to be present in order for an entity to be classified as a business. Although a business usually has outputs, they are not required for an integrated set of assets to qualify as a business.

CHI was set up for development of small-scale refinery projects in Indonesia. The entity was still in its early stage of development and did not have any licenses for the development of such projects. It therefore did not have any significant inputs or processes capable of producing outputs. As a result, the entity did not qualify as a business.

Recovery of deferred taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of financial position as at 30 June 2018.

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to:

Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for other investing and financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of warrant exercises within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. When the Company determines it necessary to modify the terms of certain warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrants if the warrants were originally issued as compensation.

Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year.

PART - 14 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities and the loan payable to a related party. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2018	Cash	Receivables	liabilities
Canadian dollars	987	10,016	(128,813)
Indonesian Rupiah	211,156,790	-	(341,664,000)

			Accounts
			payable and
			accrued
30 June 2017	Cash	Receivables	liabilities
Canadian dollars	5,012	3,212	(63,243)
Indonesian Rupiah	16,857,875	-	(304,510,667)

At 30 June 2018, with other variables unchanged, a 10% change in exchange rates would affect the loss by $9,860 (2017 - $6,397).

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

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of oil and gas, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2018, the Company had a cash balance of $30,887 which is not sufficient to settle current liabilities of $614,625. The Company’s management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2018, the Company has a positive cash balance and its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

PART - 15 : CONTINUOUS DISCLOSURE AND FILINGS

15 . 1	Additional Disclosure for Venture Issuers without Significant Revenue

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 51-102 and in Section-1.1 of NI 52-110. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ in this statement of executive compensation unless otherwise indicated. Additional disclosure concerning the Company’s general and administrative expenses is provided in the Company’s statement of loss and comprehensive loss contained in the Audited Annual Financial Statements that are published and filed herewith.

15 . 2	Continuous Disclosure & Filings - Canada

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

15 . 3	Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”), making the Company a "SEC Issuer" as defined in Section-1.1 of NI 51-102 The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and up to the date of this filing are incorporated herein by this reference.

15 . 4	Form 20F Annual Report and Annual Information Form

As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

15 . 4	Statement of Executive Compensation - Venture Issuer

As a Venture Issuer in Canada, the Company discloses executive compensation on Form 51-102F6V which is included in the Company's annual information circular filed on SEDAR and provided to shareholders as part of the proxy materials in advance of the Company's annual general meeting.

15 . 6	Additional Disclosure for Emerging Markets Issuers

A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) related parties, 5) risk management and disclosure, 6) internal controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. The Company provides such disclosure annually in its Annual Report on Form 20F.

PART - 16 : FORWARD -LOOKING STATEMENTS

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

16 . 1	Forward Looking Words and Phrases

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

16 . 2	Risks and Uncertainties

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

16 . 3	No Assurance all Risks Anticipated

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