Form 20-F
CONTINENTAL ENERGY CORP
filed 2019-10-23
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM-20F

[ _ ] Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

[X] Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended 30 JUNE 2019

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

Phil Garrison, Acting CFO, phone 918-860-0183, phil@continentalenergy.com 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
(Company contact person's name, phone number, and E-mail and street addresses)

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

174,715,381 common shares

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

[ X ] YES [ _ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

[ _ ] YES [ X ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

  Date Format - Dates are expressed in this Annual Report in the form "6/30/19", which in this case means 30 June 2019.

  Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending.

  Fiscal 2019 - This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/19, which is herein referred to as "Fiscal 2019", and includes audited annual consolidated financial statements as at that date.

  Report Date - The date of this Annual Report is 10/23/19, which is referred to herein as the "Report Date". This Annual Report was prepared during October 2019 and the information contained herein is current and valid as at the Report Date.

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

Item - 3 : Key Information

A. SELECTED FINANCIAL DATA.

The financial data for Fiscal Years ended 6/30/17, 6/30/18, and 6/30/19 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor's report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/15 and 6/30/16 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20F Annual Reports and incorporated herein by this reference.

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

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	6/30/19	6/30/18	6/30/17	6/30/16	6/30/15
Revenue	-	-	-	-	-
Net Loss	(516)	(712)	(439)	(473)	(956)
Loss Per Share – Basic	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Loss Per Share – Diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000's)	171,091	152,620	123,015	123,015	128,601
Working Capital	318	537	(1,721)	(1,282)	(836)
Oil and Gas Properties	-	-	-	-	-
Long Term Debt	81	-	-	-	-
Shareholders Equity (deficiency)	(399)	(536)	(1,720)	(1,280)	(833)
Total Assets	102	78	54	7	20

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in two other currencies: Canadian Dollars ("CDN") and Indonesian Rupiah ("IDR""). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

Foreign Currency Exchange Rates
Equal to One US Dollar
	CDN	IDR
Month Ended 9/30/19	1.3245	14,167
Fiscal Year Ended 6/30/19	1.3086	14,121
Fiscal Year Ended 6/30/18	1.3140	14,330
Fiscal Year Ended 6/30/17	1.2982	13,333
Fiscal Year Ended 6/30/16	1.2991	13,204
Fiscal Year Ended 6/30/15	1.2475	13,359

B. CAPITALIZATION AND INDEBTEDNESS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.B is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-3.C is not applicable.

D. RISK FACTORS.

Much of the information contained in this Annual Report includes or is based on estimates, projections or other "forward looking" statements. Such forward looking statements include any projections or estimates made by our Company and our management in connection with our business operations. While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

f)

Legal Risks in International Operations - Some of the jurisdictions in which the Company operates may have less developed legal systems than jurisdictions with more established economies which may result in risks such as (a) difficulty in obtaining effective legal redress in the courts of such jurisdictions, whether in respect of breaches of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (A) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (5) relative inexperience of the judiciary and courts in such matters. There can be no assurance that joint operations, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or other third parties and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured. Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed.

g)

Legal System Differences in Indonesia - Indonesia uses a Civil Law legal system based on the Roman-Dutch Model influenced by Customary Law which differs to a modest extent from the Common Law legal system used in Canada and the USA. Civil Law is the most widespread type of legal system in the world, applied in various forms in approximately 150 countries. The Civil Law system is derived mainly from the Roman Corpus Juris Civilus, a collection of laws and legal interpretations compiled under the East Roman (Byzantine) Emperor Justinian I between A.D. 528 and 565. Roman-Dutch Model refers to a variant type of Civil Law originally based on Roman Law as applied in the Netherlands. Roman- Dutch Model Civil Law serves as the basis for legal systems in several modern day countries, including Indonesia, all of whom were formerly Dutch colonies. The Dutch historian/lawyer Simon van Leeuwen coined the term "Roman-Dutch law" in 1652.

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

h)

Anti-Corruption Violations - The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and similar anti- bribery laws generally prohibit companies from making improper payments to foreign officials for the purpose of obtaining or retaining business. Given the nature of the Company's business and international operations, the Company has extensive regulatory and business interaction with governments and government-owned entities and frequent contact with persons who may be considered foreign officials in parts of the world that have experienced governmental corruption to some degree, and in which strict compliance with anti-bribery laws may conflict with local customs or practice. While the Company has an anti-corruption compliance policy, the Company cannot guarantee that its employees, officers, directors, agents, contractors, counterparties, or business partners have not in the past or will not in the future engage in conduct undetected by the Company's processes and procedures and for which the Company might be held liable under applicable anti-corruption laws. Violations of these laws, or allegations or investigations of allegations of such violations, could harm the Company's reputation, disrupt its business and result in a material adverse effect on the business, results of operations, and financial condition of the Company.

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

l)

Fluctuating Commodity and Refined Product Prices - The prices of the Company's commodity feedstocks and refined petroleum fuels and products can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a degree of price volatility.

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

n)

Minority Shareholding Risks - The Company from time to time holds only a minority or similar non-controlling shareholding interest in a partially owned subsidiary company which in turn owns and operates a particular project, property, business, and/or investment. In such cases the Company may exert no direct management control and have only very limited influence on decisions which may impact the performance of such partially owned subsidiary. This lack of direct management control could have a detrimental effect upon the value of the Company's interests.

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

q)

Counterparty Credit Risk - In the normal course of business, the Company enters into contractual sales and purchase relationships with counterparties including suppliers of crude oil feedstock and other commodities and offtake of refined fuels and products. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses. Fluctuations in prevailing prices of could have a material adverse effect on the operations and financial condition of such counterparties. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. Losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect the Company's financial condition.

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

z)

Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are, and may be, denominated in other currencies, especially the Indonesian Rupiah. Fluctuations in these currencies may have a substantial effect on the Company's financial statements due to related gains or losses due to exchange rate changes. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations because the Company is exposed to fluctuations in the value of the Rupiah against the US Dollar on working capital of the Company's Indonesian subsidiaries and of their respective Rupiah denominated accounts receivable, accounts payable and accrued liabilities, which are exposed to fluctuations against the US Dollar.

aa)

Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions. The Company's ability to continue as a going concern depends upon its ability to obtain new financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the management will be successful.

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

g)

Public Takeover Offers – During the fiscal year covered by this annual report and up to the Report Date, the Company has not received or sought any public takeover offers by third parties in respect of the Company's shares, nor has the Company made any public offers in respect of a takeover of other Companies' shares.

h)	Material Events Occurring During the Fiscal 2019 Year - 7/01/18 to 6/30/19 – Described in Chronological Order

1)-

Termination of Conditional Agreement for Potential Acquisition of Upstream Oil & Gas Property - In a news release dated 9/18/18 the Company announced it had terminated a conditional agreement to participate in the BK Block. As per a previous news release dated 8/28/17 the Company announced it had entered into a conditional agreement with a privately owned Indonesian company (the "seller") to make a private placement and fund a share of exploration work commitments and thereby earn a 25% joint venture stake in the BK Block upstream oil and gas property, subject to certain pre-conditions being met by the seller. The seller has been unable to satisfy the preconditions to closing and has advised the Company it is terminating the conditional agreement to pursue alternative offers for its property.

2)-

Withdrawal from Conditional Agreement with Potential Strategic Partner for Maloy Refinery - In a news release dated 9/18/18 the Company announced it had withdrawn its offer and effectively terminated a conditional agreement with a prospective financier and strategic partner for the Company's Maloy Refinery project. In a previous news release dated 5/08/18 the Company announced it had entered into a conditional agreement with a privately owned petroleum products trading company (the "buyer") to earn an 80% joint venture stake in both the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC") and KKC's refinery development project, subject to the buyer independently arranging 100% of the refinery project finance; securing long term feedstock and product offtake agreements for KKC; and concluding definitive transaction agreements with KKC and the Company. Up to 9/18/18 the buyer had not satisfied any of these conditions.The Company and KKC have withdrawn the offer to the buyer to earn a participating interest in KKC and effectively terminated the conditional agreement and further negotiations.

3)-

Subsidiary Engages Advisor - In a news release dated 10/09/18 the Company announced its Indonesian subsidiary PT Kilang Kaltim Continental ("KKC") has engaged a specialist in arranging commercial trade contracts and structuring project finance to assist and advise KKC with the development and realization of KKC's Maloy Refinery. Buck Hill Capital Partners, LLC is a Houston based firm whose partners have over 45 years of combined experience in arranging guaranteed energy commodity trading contracts and the structuring of finance for energy infrastructure projects.

4)-

New Director Appointed - In a news release and a material change report both dated 11/07/18 the Company announced the appointment of a new independent director, Mr. Glenn S. Klein, to the Company's board of directors. He has also been appointed to serve on the Audit, Governance, and Compensation board committees. Mr. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years' experience and is an expert in international corporate debt restructuring and banking in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at Canadian branches in Vancouver, Regina, and Montreal. Mr. Klein rose to the position of Regional General Manager for RBC based in Dubai, with responsibility for RBC's interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years. Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Senior Vice President of Dubai based Emirates NBD, by assets the largest bank in the Middle East. At Emirates NBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period.

5)-

Officer Changes - In a news release and a material change report both dated 11/07/18 the Company announced two changes in corporate officers. Mr. Byron Tsokas, currently the company's Vice President, has been appointed to also serve as corporate Secretary. Mr. Phillip B. Garrison, currently an independent director of the company, has been appointed to chair the company's Audit Committee and also to serve as the company's Acting and Interim Chief Financial Officer until such time as a full time Chief Financial Officer is appointed.

6)-

AGM Held - The Company held its Annual General Meeting ("AGM") on 12/07/18. The shareholders voted to fix the number of directors of the Company at four (4) and incumbent directors Mr. McAdoo, Mr. Garrison, Mr. Aulia, and Mr. Klein were each reelected to serve as directors until next year's AGM. Davidson and Co. were reappointed as the Company's auditors for Fiscal 2019.

7)-

Closing of $ 550,000 Private Placement - In a news release dated 12/17/18 the Company announced that had closed private placements with a Dubai based group of investors and raised an aggregate of US$ 550,000 for working capital purposes. In accordance with the terms of the placements the Company has issued a total of 11,000,000 "Units" at a value of US$ 0.05 per Unit. Each one Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of US$ 0.05 per common share for a term expiring on 6/30/21. No commissions or fees of any kind were paid with respect to this transaction. The subscribers are all arms-length accredited investors and unrelated parties to the Company.

8)-

Subsidiary Wound Up and Struck Off - During first quarter Fiscal 2019 the Company caused its Singapore domiciled subsidiary, Continental Hilir Indonesia Pte. Ltd. ("CHI") to be wound up and struck off the register of active Singapore companies. CHI was no longer required after incorporation of the Company's Indonesian subsidiaries in Fiscal 2018.

9)-

Periodic Board Meetings Scheduled - At a 2/09/19 meeting of the board of directors held, the board approved a policy to hold periodic board meetings on or about the first Saturday of every other month. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require board approval.

i)	Subsequent Material Events Occurring Since 6/30/19 up to the Report Date – Described in Chronological Order

1)-

New Director Appointed - In a news release dated 10/01/19 the Company announced the appointment of a new and additional independent director, Mr. Stuart J. Doshi, to the Company's board of directors. He has also been appointed to serve on the Audit, Governance, and Compensation board committees.

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

The Company's current business activities are limited to the upstream and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia. The Company operates these business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia in 2017.

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

PT-CHI has a board of directors with three duly elected members and a board of commissioners with two duly elected members. PT-CHI shares two directors with the Company and the third PT-CHI is an employee of the Company. Another two directors of the Company are commissioners of PT-CHI. As of 6/30/19 and the Report Date, no other directors, officers, or senior executives of PT-CHI have been appointed, and PT-CHI has not issued any management contracts.

A total of 85% of the allocated share capital of PT-CHI is owned by the Company and 15% was allocated to three directors of the Company, in the proportions 5% each, who hold the shares in trust for the Company. Holding shares in an Indonesian company approved for foreign direct investment confers special privileges for obtaining long term stay visas and work permits on the foreign holders.

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

KKC has a board of directors with one duly elected member and a board of commissioners with one duly elected member. Both the KKC director and the KKC commissioner are also directors of the Company As of 6/30/19 and at the Report Date, no other directors, officers, or senior executives of KKC have been appointed.

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

b)	Oil and Gas Production- Historically the Company has been involved in oil and gas exploration and production activities, but as at the Report Date, we have not established oil or gas production.

c)	Drilling Activity - The following table sets out the number of wells we participated in during each of our three most recently completed Fiscal Years.

	Drilling Activity for Fiscal Year Ended
	6/30/19		6/30/18		6/30/17
Wells by Classification	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells Drilled	0	0	0	0	0	0
Development Wells Drilled	0	0	0	0	0	0
Total - Wells by Classification	0	0	0	0	0	0

Wells by Type	Gross	Net	Gross	Net	Gross	Net
Productive Oil Wells Completed	0	0	0	0	0	0
Productive Gas Wells Completed	0	0	0	0	0	0
Service Wells Completed	0	0	0	0	0	0
Dry Holes Drilled	0	0	0	0	0	0
Total - Wells by Type	0	0	0	0	0	0

Notes:	A "gross well" is a well in which we own a participating interest. The total number of gross wells is the total number of wells in which we own or owned a participating interest.

A "net well" is deemed to exist when the sum of all fractional ownership interests in gross wells equals one. The number of net wells is the sum of the proportion of the actual fractional participating interests we own in gross wells expressed as whole numbers and fractions thereof.

A "service well" is a well drilled for purposes other than oil or gas production, for example for use as a water or gas injection well or as a salt water disposal well.

A "dry hole" is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as a commercially productive oil or gas well. A "productive" well is an exploratory or a development well that is not a dry hole.

d)

Acreage, Project Areas and Leases - The following table sets out the acreage of project areas, production sharing contract areas, and leases in which we have or held a participating interest, as at the end of each of our three most recently completed Fiscal Years. All of our acreage is undeveloped. As used in the table a "gross acre" is an acre in which we own or owned a participating interest. The total number of gross acres is the total number of acres in which we own or owned a participating interest. A "net acre" is deemed to exist when the sum of all fractional ownership interests in gross acres equals one. The number of net acres is the sum of the proportion of the actual fractional participating interests we own or owned in gross acres expressed as whole numbers and fractions thereof.

Acreage and Leases at Fiscal Year Ended
Lease, Area, PSC, or Property	6/30/19		6/30/18		6/30/17
	Gross	Net	Gross	Net	Gross	Net
	-	-	-	-	-	-
Total - Acres	-	-	-	-	-	-

Notes to table: At the end of Fiscal 2018 and as of the Report date the Company has no oil and gas leases or production sharing contracts.

e)

Oil and gas costs. - The following table summarizes the costs incurred in oil and gas property acquisition, exploration, development, and related joint venture activities for our Company for our three most recently completed Fiscal Years.

Oil and Gas Costs at Fiscal Year Ended
Cost	6/30/19	6/30/18	6/30/17
Oil and Gas Costs	--	--	--
Total - US$	--	--	--

Item - 4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

Item - 5 : Operating and Financial Review and Prospects

A. OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/19, 6/30/18, and 6/30/17. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year. Additional information on the Company's operating results is presented in the Exhibit-18 attachment to its audited annual financial statements entitled "Management Discussion and Analysis" made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

FINANCIAL RESULTS FOR THE COMPANY'S FISCAL YEAR 2019, ENDED 6/30/19

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2019 Ended 6/30/19 - The Company incurred a loss from operations of $516,860 during Fiscal 2019 compared to a loss of $712,711 during Fiscal 2018, a decrease in loss of $198,851 from the prior year. The decrease is primarily attributable to non-cash financing costs associated with the Fiscal 2018 issue of common shares in lieu of cash to pay off convertible debt, incur transaction costs on an acquisition, and settle payable employee compensation. The Company incurred a loss per share of $0.00 in Fiscal 2019 compared to $0.00 in Fiscal 2018.

Finance during Fiscal Year 2019 Ended 6/30/19 - Net cash raised by the Company during Fiscal 2019 was $515,081 compared to $436,576 raised during the previous Fiscal 2018 year. During both Fiscal 2019 and 2018, the funds raised by the Company were primarily as a result of private placements.

Expenses during Fiscal Year 2019 Ended 6/30/19 - Interest expenses during the Fiscal 2019 were $18,637 compared to $9,541 during the previous Fiscal 2018 year, an increase of $9,096 due interest accrued on the Company's outstanding promissory notes. Cash administrative costs were $405,295 during Fiscal 2019 compared to $555,266 during Fiscal 2018, a decrease of $149,971 largely attributable to higher professional fees and regulatory compliance costs incurred during the previous Fiscal 2018 year in order to complete annual audits and restore the Company's regulatory filings to current. Shares-based payments expenses were $92,250 during Fiscal 2019 compared to $41,950 during Fiscal 2018.

FINANCIAL RESULTS FOR THE COMPANY'S FISCAL YEAR 2018, ENDED 6/30/18

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2018 Ended 6/30/18 - The Company incurred a loss from operations of $712,711 during Fiscal 2018 compared to a loss of $439,606 during Fiscal 2017, an increase in loss of $273,105 primarily due to non-cash costs attributable to financing costs on the payoff of convertible debt and transaction costs on an acquisition, both of which involved the Company issuing its common shares in lieu of cash. The Company also recorded a gain on settlement of previously payable management fees through issuance of its common shares, reducing the impact of these non-cash costs. The Company incurred a loss per share of $0.00 in 2018 and $0.00 in 2017.

Finance during Fiscal Year 2018 Ended 6/30/18 - During 2018, the Company raised funds from private placements and exercise of warrants of $370,000. A total of $79,676 was advanced to the Company by a joint venture partner compared to $301,990 during 2017.

Expenses during Fiscal Year 2018 Ended 6/30/18 - The Company's administrative costs were higher by $165,265 in 2018 compared to 2017, primarily due to the Company's increased activity. The Company incurred higher professional and filing fees, office costs and travel expenses (in combination higher by $262,189 in comparison to 2017) to expand its business plans to become a developer of crude oil refineries. As a result, the Company also incurred $25,000 in engineering studies on the Maloy refinery. These higher costs were offset primarily by lower management fees (by $126,206) due to the Company's CEO suspending his salary for the entire fiscal year and the resignation of the Company's CFO during part of the year and him not charging any fees in the capacity of the Acting CFO. The Company's interest costs were lower in 2018 by $37,304 due to the settlement of its convertible debt. All other expenses incurred during Fiscal 2018 remained consistent with Fiscal 2017.

FINANCIAL RESULTS FOR THE COMPANY'S FISCAL YEAR 2017, ENDED 6/30/17

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

Expenses during Fiscal Year 2017 Ended 6/30/17 - The Company's administrative costs were lower by $14,428 in 2017 compared to 2016, primarily due to reduced professional fees. (2017 - $376,842; 2016 - $391,270). Professional fees were lower in 2017 by $37,566 as compared to 2016. However, office costs, rent and insurance were $21,529 higher in 2017 as compared to 2016. Travel and accommodation expenses were also higher in 2017 at $17,441 compared to $8,514 in 2016.

B. LIQUIDITY AND CAPITAL RESOURCES.

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/19, 6/30/18, and 6/30/17. Cash on hand is not sufficient to fund the Company's overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on development of its existing and identified refinery projects to generate revenue. The Company also intends to conduct additional fund raising activities both at the corporate level and for project finance during the next fiscal year.

  Working Capital Situation at End Fiscal 2019 on 6/30/19 - At the end of Fiscal 2019 on 6/30/19, the Company's consolidated financial statements reflect a working capital deficit of $317,523 compared to a working capital deficit of $536,676 at the end of the prior Fiscal 2018 year.
  During Fiscal 2019, the Company spent $479,843 on its operations. It received $550,000 in private placements of common shares and warrants. The Company also repaid promissory note principal of $30,000 and interest of $4,919, for net cash flows from financing activities of $515,081.

  Working Capital Situation at End Fiscal 2018 on 6/30/18 - At the end of Fiscal 2018 on 6/30/18, the Company's consolidated financial statements reflect a working capital deficit of $536,676 compared to $1,721,256 in the previous year. Cash used in operating activities was $430,847 compared to $307,222 due to the Company's higher activities during Fiscal 2018. The Company received cash from financing activities of $436,576 compared to $331,090. During Fiscal 2018, the funds raised by the Company were primarily as a result of private placements whereas during Fiscal 2017, the Company had primarily received advances from its joint venture partners.

  Working Capital Situation at End Fiscal 2017 on 6/30/17 - At the end of Fiscal 2017 on 6/30/17, the Company's consolidated financial statements reflect a working capital deficit of $1,721,256 compared to a working capital deficit of $1,282,380 in the previous year. Cash used in operating activities during the year ended 6/30/17 totaled $307,222, compared with $74,225 in the prior fiscal year. The change is attributable to the cash payment of outstanding accounts payable, professional fees, management salaries and travel expenses. Cash from financing activities during the year ended 6/30/17 was $331,090 compared to $71,500 during the prior fiscal year.

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

  Indonesia Incentiizes Refineries - Indonesia currently has six oil refineries, all operated by the nation's state-owned energy company Pertamina. The government has continuously emphasized the need to boost investment in Indonesia's downstream oil industry and has deregulated permitting and provide pioneer industry status of tax holidays for private refiners. Stagnating investment is reflected by the fact that Pertamina has not built a new oil refinery in the last quarter of a century. Growing energy demand and manufacturing activities are creating investment opportunities in Indonesia's downstream oil and gas sector. While in the past most oil and gas would be exported, strong economic growth and rapidly rising household spending mean the sector is increasingly focused on the home market. The Indonesian government is pushing to expedite the industry's reorientation, which presents challenges and opportunities for businesses.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our "Short Term" (at least one year), "Mid Term" (two to three years) and "Long Term" (over three years) debt and fixed contractual obligations for the upcoming five Fiscal Years:

Contractual Obligations as at 6/30/18
Obligation	Total	Short Term	Mid Term	Long Term
Debt Principal	70,000	nil	70,000	nil
Debt Service Interest	11,513	nil	11,513	nil
Non-Cancelable Leases	Nil	nil	Nil	nil
Environmental liabilities	Nil	nil	Nil	nil
Asset Retirement Obligations	Nil	nil	Nil	nil
Property Work Commitments	Nil	nil	Nil	nil
Totals	81,513	nil	81,513	nil

G. SAFE HARBOR.

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5.E and 5.F.

Item - 6 : Directors, Officers, Employees and Their Compensation

A. DIRECTORS AND OFFICERS.

Directors - The term "Directors" as used herein includes and is limited to those persons duly elected or appointed to the Board of Directors of the Company in the manner provided for in the Company's articles of association and in accordance with applicable law.

  Terms - The Directors each generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in December. Directors serve until the next Annual General Meeting or until a successor is duly elected. In the event a Director's office is vacated for any reason then, in accordance with the Articles of the Company, casual vacancies may be filled by appointment by the remaining Directors. In such cases the persons filling the vacancy holds office until the next Annual General Meeting at which time they may be re-elected or replaced.

  Family Relationships -There are no family relationships between any of the Directors. There are no family relationships between any Director and any of the Officers of our Company.

  Non-Arm's Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Director or executive officer was selected.

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

Board of Directors
Director's Name	Type of Director	Age	First Appointed	Standing Committee Memberships	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Executive Director & Chief Executive Officer	65	Jan 1999	Governance	Emerging Markets Businessman & Petroleum Geologist	None
Phillip B. Garrison	Executive Director & Acting Chief Financial Officer	66	Sep 2007	Audit	Emerging Markets Businessman & Accountant	None
Karsani Aulia	Non-Executive & Independent Director	66	Mar 2017	Compensation, Reserves	Emerging Markets Businessman & Petroleum Geologist	None
Glenn Klein	Non-Executive & Independent Director	72	Oct 2018	Audit, Compensation, Governance, Reserves	Emerging Markets Businessman & Banker	None
Suresh J. Doshi	Non-Executive & Independent Director	74	Sep 2019	Audit, Compensation, Governance, Reserves	Emerging Markets Businessman & Energy Executive	Geopetro Resources Company

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

    Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex's Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director. He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during the conflict there.

    Executive Director – Karsani Aulia is a resident of Jakarta, Indonesia. He is a graduate of the Bandung Institute of Technology and received his Master's degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982. He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex's onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council. From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia.

    Non-Executive Director – Glenn S. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years' experience and is an expert in international corporate debt restructuring in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at RBC branches in Vancouver, Regina, and Montreal. He rose to Regional General Manager for RBC based in Dubai, with responsibility for RBC's interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years. Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Dubai based Senior Vice President of Emirates NBD, by assets the largest bank in the Middle East. At ENBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period. He is also a member of the working group for the SWIFT bank transfer system based on a nomination by the Canadian Bankers Association.

    Non-Executive Director – Suresh "Stuart" J. Doshi is a resident of San Francisco, California. Stuart is a graduate of the University of San Francisco with a degree in Finance and holds an MA in Economics from UC Santa Barbara. He has over 40 years of extensive experience in the founding, management, financing, and operations of energy and resource development business. He began his oil and gas career at Natomas Company soon after its acquisition of the Independent Indonesian American Petroleum Company (IIAPCO) and the discovery of substantial oil reserves in Indonesia's first offshore production sharing contract. Stuart rose through a variety of executive management positions to become director of corporate planning for Natomas at the time of its merger with Diamond Shamrock. During his time at Natomas, Stuart served as manager of its crude oil marketing arm where he oversaw sales to global markets of millions of barrels of oil produced by Natomas from its Indonesian oilfields. Stuart also served in senior executive management positions with Energy Sources Group and Pan Pacific Petroleum before co-founding Geopetro Resources Company, where he continues to serve as Chairman and CEO. Stuart has been involved in taking energy companies public on the Toronto Stock Exchange and on the former American Stock Exchange (now NYSE MKT).

  Directors Changes During Fiscal 2019 – During Fiscal 2019 Mr. Glenn Klein was appointed a director of the Company on 10/30/18 by action of the board of directors. At the Company's AGM on 12/07/18 incumbent directors McAdoo, Garrison, Aulia, and Klein were re-elected. Former director Robert V. Rudman did not stand for re-election and ceased being a director of the Company on 12/07/18.

  Directors Changes Subsequent to End Fiscal 2019 – Since the end of Fiscal 2019 and up to the Report Date, one new director, Mr. Suresh "Stuart" J. Doshi, was appointed a director of the Company on 9/30/19 by action of the board of directors.

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

  Family Relationships - There are no family relationships between any of the Company's Officers and Directors.

  Non-Arm's Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Officer was selected.

  Management Contracts - Senior executive management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Officers of the Company.

  Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer's Name	Positions Held	Age	Date First Appointed	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Chairman & Chief Executive Officer	65	Jan 1999	Businessman & Petroleum Geologist	None
Phillip B. Garrison	Director & Acting Chief Financial Officer	66	Nov 2018	Businessman & Accountant	None
Byron Tsokas	Vice President of Business Development	41	Oct 2017	Businessman & Petroleum Geologist	None

  Qualifications and Experience of the Officers - A brief description of the qualifications, experience, and principal business activities of each Officer follows:

    Richard L. McAdoo is the Company's Chairman and Chief Executive Officer or CEO. See other details in the preceding section concerning Directors experience.

    Phillip B. Garrison is the Company's Acting Chief Financial Officer or Acting CFO. See other details in the preceding section concerning Directors experience.

    Byron Tsokas is the Company's Vice President of Business Development. Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor's degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 13 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

B. COMPENSATION.

The Company's executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Company's shareholders. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company's objectives, executive compensation is guided by three principles: 1) providing executives with an equity-based incentive plan, namely a stock option plan; 2) aligning employee compensation with Company corporate objectives; and 3) attracting and retaining qualified individuals in key positions.

a)

Compensation Policy Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company's success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company's current executive compensation program is comprised of the following components:

    Base Salary - Salaries of the Company's executive Officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive's position, location of employment, the executive's relevant competencies, experience, performance, and retention risk.

    Non-Equity Incentives - The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company's project development and strategic objectives.
    The granting of cash incentives requires the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual's performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

    2017 Stock Option Plan - The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives. Instead incentive compensation paid to the Company's executive Officers consists exclusively of Option-Based awards pursuant to the Company's formal stock option plan, from time to time approved by the shareholders. The Company' current incentive stock option plan was adopted and approved at an annual general meeting on 8/04/17. It is known as the "2017 Stock Option Plan", and permits the directors to grant up to 17,471,538 options to purchase common shares, an amount equivalent to 10% of the total common shares issued and outstanding on its approval date. A summary of other key elements of the 2017 Stock Option Plan is as follows:

a )	Purpose of Plan - The purpose of the 2017 Stock Option Plan (the "Plan") is to provide the Company with an equity based compensation mechanism (in this case one common share (a "Share") of the Company underlying each "Option") to attract, retain and motivate qualified "Executives", "Employees" and "Consultants" (as each group is defined in the Plan) to contribute toward the long term goals of the Company. It also encourages such individuals to acquire Shares of the Company as long term investments, and thereby aligns the common interests of such individuals to those of the Company's other shareholders.

b )	Oversight of the Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines, subject to the provisions of the Plan, those Executives, Employees and Consultants to whom Options are to be granted; the Exercise Price at which the Option may be exercised; the term for which the Option is to be valid; and the special terms or vesting milestones of the Option, if any, set out in the Option certificate delivered to the holder.

c )	Participation in Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines those Executives, Employees and Consultants to whom Options are to be granted.

d )	Maximum Number of Shares - The aggregate maximum number of Options which may be granted under the Plan, including any options granted pursuant to a previous plan, may not exceed ten percent (10%) of the total number of the Company's common shares issued and outstanding upon any grant date.

e )	Rolling Return - If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan. Similarly, 10% of the new shares created on any Option exercise shall contribute to the available pool of Options available for grant.

f )	Exercise Price of Option - The "Exercise Price" shall not be less than the "Market Value" of the Shares as of the grant date. The Market Value of the Shares for a particular grant date is the closing trading price of the Shares on the day immediately preceding the grant date, and may be less than this price only if it is within the discounts permitted by the applicable listing requirements and regulatory authorities.

g )	Limitations on Grant Amounts - The following limitations shall apply to the Plan and all Options granted thereunder:

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

    Share-Based Awards - The Company does not currently have any formal short or long term share-based award plans that oblige the Company to make any direct grants and issues of Company securities to its Directors, Officers, or employees as compensation. The Company's Board may from time to time approve award of shares to directors, officers, and/or employees as a performance bonus for exemplary service to the Company in a situation where the awardee's efforts were instrumental.

b)

Compensation on Termination - There are no Company policies providing for, and no provisions in the Company's employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment "Without Cause".

c)

Compensation on Change of Control of Company - There are no Company policies providing for, and no provisions in the Company's employment agreements with its Officers or employees for incremental payments to be made to them by the Company in the event of termination of their employment on the event of any "Change of Control" of the Company.

d)

Compensation of Directors-The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services solely in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the Company's Stock Option Plan and except for compensation paid to Directors who are also executive Officers. No cash compensation was paid to any Director of the Company for the Director's services as a Director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

e)

Compensation of Officers and Directors- During the most recently completed financial year of the Company, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Summary Table - Compensation of Directors and Officers During Fiscal 2019
End Note:		(1)		(2)			(3)			(4)	(5)
Name and Position Held	Fiscal Year Ended	Salary, Wages, and Fees		Shares Awards & Option Grants			Non-Equity Incentive Plans			Other	Total
		From Company	From Subsidiary	Value of Shares & Options	Number of Shares	Number of Options	Annual	Long Term	Pension	Value of All Other Compensation	US$ Compensation
Company Officers
Richard L. McAdoo(a) Chairman & CEO, and Officer of Subsidiary	30-JUN-19	Nil	$36,269	$24,600	Nil	2,000,000	Nil	Nil	Nil	Nil	$60,869
Phillip B. Garrison(b) Acting CFO and Non-Executive Director	30-JUN-19	$28,000	Nil	$24,600	Nil	2,000,000	Nil	Nil	Nil	Nil	$52,600
Byron Tsokas Vice President	30-JUN-19	$36,320	Nil	$6,150	Nil	500,000	Nil	Nil	Nil	Nil	$42,470
Officers of Subsidiaries
Karsani Aulia(c) Director and Officer of Subsidiary	30-JUN-19	Nil	$41,856	$24,600	Nil	2,000,000	Nil	Nil	Nil	Nil	$66,456
Non-Executive Directors		Fees
Glenn S. Klein Non-Executive Director	30-JUN-19	Nil	Nil	$12,300	Nil	1,000,000	Nil	Nil	Nil	Nil	$12,300
Suresh J. "Stuart" Doshi Non-Executive Director	30-JUN-19	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Directors
Robert V. Rudman(d) Former CFO & Director	30-JUN-19	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the table:

[1]	Salary, wages, and fees paid directly by the Company or by a Company subsidiary as indicated.
[2]	When applicable the value of any share-based performance reward or bonus, and for incentive stock options grants which reflects the fair value of stock options granted on the dates of grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility as a percentage; and e) no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
[3]	Value of non-equity incentives and annual, long-term, and pension plan contributions for services rendered.
[4]	Value of benefits and other forms of compensation paid for services rendered.

Notes to the directors and officers:

[a]	The Company's CEO is also an officer of a subsidiary of the Company and is compensated by it directly for services rendered to both the subsidiary and the Company.
[b]	The Company's Acting CFO was appointed to post on 11/07/19.
[c]	The Company's Executive Director is also an officer of a subsidiary of the Company and is compensated by it directly for services rendered to both the subsidiary and the Company.
[d]	The former CFO resigned effective 12/31/17 during the previous fiscal year and ceased to be a director on 12/07/18.

C. BOARD PRACTICES.

a)

Number of Directors - The number of Directors on the Company's Board of Directors was fixed at four (4) directors at the last annual general meeting. Under the Company's articles of incorporation, the Board is entitled to add one (1) director at any time, should it deem necessary or desirable, and did so on 9/30/19.

b)

Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting.

c)

Independence and Executive Directors – At the Report Date, the Company has five sitting directors, three of whom are Executive Directors and two of whom are both Non-Executive Directors and also Independent Directors as described below:

i)

Executive Directors – The Company considers three of its four directors, McAdoo, Garrison, and Aulia, to be "Executive Directors" by virtue of the fact that they are each salaried employees paid directly by the Company or by one the Company's subsidiaries for personal services rendered in their capacities as senior executive officers of the Company or of the subsidiary.

ii)

Non-Executive Directors – The Company considers two of its five directors, Klein and Doshi, to be "Non-Executive Directors" by virtue of the fact that neither is a salaried employee paid by the Company or by a subsidiary of the Company for personal services and neither has been paid directly or indirectly for services rendered as a consultant, advisor, or contractor to the Company or to one of the Company's subsidiaries.

iii)

Independent Directors – The Company considers two of its five directors, Klein and Doshi, to be "Independent Directors" by virtue of the fact that both are Non-Executive Directors, neither is holder of, or director or officer of a holder, of 10% or more of the Company's voting stock, and neither is a director, officer, or major shareholder of an affiliate controlled by the Company or in control of the Company. Each also meets the requirements of an "Independent Director" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices.

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

f)

Scheduled Bi-Monthly Meetings - The board of directors has adopted a policy to hold periodic board meetings on or about the first Saturday of every other month. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require resolution by board approval. Additional meetings are called as and when required.

g)

Other Directorships – As at the Report Date, no directors of the Company are also serving as a director of any other reporting issuer in any jurisdiction, whether domestic USA or foreign, except for director Doshi who serves as director and CEO of Geopetro Resources Company, a USA company an issuer on the OTC-Pink.

h)

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

i)

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

j)

Audit Committee - The Company's Board of Directors has chartered a standing "Audit Committee" and charged it with the responsibility of coordinating, reviewing, and working with the Company's accountants and auditors regarding the preparation, review, and approval of the Company's annual audited financial statements and related regulatory filings in both Canada and the USA. The most recent revision of the Charter of the Audit Committee was adopted by the board of directors on 5/14/17.

i)

In addition to its USA reporting obligations, our Audit Committee operates under the Company's obligations pursuant to the regulatory practices prescribed by the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52- 110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

ii)

The Audit Committee does not consist of the entire Board of Directors. At the Report Date the Audit Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees. The two Independent Directors on the Audit Committee are directors Klein and Doshi and Mr. Klein serves as Audit Committee chair.

iii)	The Company considers all three members of the Audit Committee to be "Financially Literate" as such term is defined in Part-1.6 of NI 52- 110 Audit Committees.

iv)	The Company considers all three members of the Audit Committee to be "Audit Committee Financial Experts" as such term is defined in Regulation S-K 17 CFR Part 229.407(d)(5)(ii).

v)

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

vii)

A complete copy of the Charter of the Audit Committee has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system. The Charter is in the form of a convenient PDF file which can be found and downloaded from the SEDAR website, after a search for the Company's 'Other Security Holders Documents' filing dated 5/16/17, at http://sedar.com/search/.

k)

The Governance and Nominating Committee - The Company's Board of Directors has chartered a standing "Governance and Nominating Committee" and charged it with responsibility for oversight of the periodic review, amendment, and approval of the Company's "Code of Business Conduct and Ethics"; and with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. The most recent revision of the Charter of the Governance and Nominating was adopted by the board of directors on 5/14/17.

i)

The Governance and Nominating Committee does not consist of the entire Board of Directors. At the Report Date the Governance and Nominating Committee has three duly appointed members, two of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Klein and Doshi.

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

l)

The Compensation Committee - The Company's Board of Directors has chartered a standing "Compensation Committee" and charged it with responsibility for oversight and periodic review of the Company's "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans". After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans.

i)

The Compensation Committee does not consist of the entire Board of Directors. At the Report Date the Compensation Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Klein and Doshi.

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

m)

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

i)

The Reserves Committee does not consist of the entire Board of Directors. At the Report Date the Reserves Committee has three duly appointed members, a majority of whom are an "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Committee are directors Klein and Doshi.

ii)

A complete copy of the Charter of the Reserves Committee has also been filed and made available for public viewing on 5/23/17 as Exhibit- 99.2 under cover of a Form-6K Report of Foreign Issuer made on the SEC's EDGAR system. The Charter is hereby incorporated into this Form-20F by this reference.

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

D. EMPLOYEES.

During Fiscal 2019, in addition to its three Officers, the Company had two full time employees, who were both located at the Company's Indonesia representative office in Jakarta. Of these two employees, one is accounting staff and the other is administrative and support staff. The Company's employees are not represented by a union.

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

Voting Shares Owned by Directors And Officers
Type of	Name of	Number of Voting	% of Total Voting
Security	Beneficial Owner	Securities Owned	Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	13,579,158	7.7%
Common Shares	Phillip B. Garrison, Executive Director	3,000,000	1.7%
Common Shares	Karsani Aulia, Executive Director	1,000,000	0.5%
Common Shares	Glenn S. Klein, Independent Director	0	-.-
Common Shares	Stuart J. Doshi, Independent Director	624,000	0.3%
Common Shares	Byron Tsokas, Vice President	350,000	0.2%
	Directors & Officers as a Group		10.4%
Common Shares	Total Issued & Outstanding	174,715,381	100.0%

Incentive Stock Options Held by Directors and Officers - The table below lists, as at the Report Date, the number of incentive stock options held by each Director and Officer. Incentive stock options are granted to the Company's management, employees, and consultants in accordance with our formal written Stock Option Plan that is described in more detail in Section-6.B. The number of options held, as at the Report Date, by Directors and Officers as a group plus those options held by other employees and consultants as a group is also shown.

Incentive Stock Options Held by Directors and Officers
Name of Optionee	US$ Option	Date Option	Number of	Percent
Directors & Officers	Exercise Price	Expires	Options	Of Total
Richard McAdoo, Director & CEO	$ 0.05	30-June-2021	2,000,000	16%
Karsani Aulia, Director	$ 0.05	30-June-2021	2,000,000	16%
Phillip B. Garrison, Director	$ 0.05	30-June-2021	4,000,000	32%
Glenn S. Klein, Director	$ 0.05	30-June-2021	2,000,000	16%
Stuart J. Doshi, Director	$ 0.05	30-June-2021	2,000,000	16%
Byron Tsokas, Vice President	$ 0.05	30-June-2021	500,000	4%
Total Directors & Officers as a Group			12,500,000	100%
Other Optionees as a Group	n/a	n/a	0	0
Total Stock Options Outstanding at the Report Date			12,500,000	100%

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

Issued and Outstanding Share Capital - At the Company's most recently completed Fiscal 2019 year ended on 6/30/19, the total number of common shares issued and outstanding was 174,715,381. As of the Report Date the total number of common shares issued and outstanding is 174,715,381. Zero preferred shares were issued at the end of Fiscal 2019, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Audited Fiscal Year End 6/30/19	Last Unaudited Month End 9/30/19	At The Report Date
Common Shares	500,000,000	174,715,381	174,715,381	174,715,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 174,715,381 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 199,715,381 common shares actually issued and outstanding plus 32,000,000 outstanding unexercised warrants to purchase additional common shares and a total of 12,500,000 outstanding unexercised incentive stock options; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Audited Fiscal Year End 6/30/19	Last Unaudited Month End 9/30/19	At The Report Date
Common Shares	174,715,381	174,715,381	174,715,381
Warrants	32,000,000	32,000,000	32,000,000
Options	7,500,000	12,500,000	12,500,000
Fully Diluted Total	194,215,381	199,215,381	199,215,381

A. MAJOR SHAREHOLDERS.

Definition of Major Shareholder - As used herein the term "Major Shareholder" refers to beneficial owners of 5% or more of each class of the Company's voting securities, including our common shares. As at the Report Date the Company has one class of common shares outstanding, of which 174,715,381 are issued and entitled to vote.

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

Major Shareholders
Type of Security	Name of Major Shareholder	Voting Shares Owned	% of Total
Common Shares	Mr. J. Khan (1)	15,000,000	8.6%
Common Shares	Dr. K. Tan (2)	15,000,000	8.6%
Common Shares	Mr. R. L. McAdoo (3)	13,579,158	7.7%
Common Shares	21st Century Group Holdings Ltd. (4)	13,000,000	7.4%
Common Shares	Tri-Emirates Investments Ltd. (5)	11,000,000	6.3%
	Major Shareholders as a Group	67,579,158	38.7%
Common Shares	Total Issued & Outstanding (6)	174,715,381	100.0%

Notes to Table:

1	Major Shareholder, Malaysian businessman
2	Major Shareholder, Malaysian businessman
3	Major Shareholder, Chairman, and CEO of the Company.
4	Major Shareholder, British Virgin Islands company owned by UAE resident family.
5	Major Shareholder, Cayman Islands company owned by UAE resident family.
6	The major shareholders listed do not include any possible major shareholders whose shares are held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

Registered and Unregistered Shareholders - We estimate that the total number of Registered and Unregistered Shareholders of the Company is approximately 990, based on the following assumptions:

  Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our "Registered Shareholders"). Each year our transfer and clearing agents Computershare and Broadridge furnish us with a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information, and some information about non-objecting beneficial owners who are unknown to us but hold our shares through an intermediary broker dealer or similar financial institution. As at the most recent record date for an annual general meeting we had 190 registered shareholders holding about 57% of our outstanding common shares.

  Unregistered Shareholders - The Company has researched to the best of its ability, the "Unregistered Shareholders". The shares of our Unregistered Shareholders are commonly held by brokerage firms that use a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company's issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or "CDS" is a Canadian depository and "CEDE" an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholder represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the record date of our most recently held annual general or special shareholders meeting. Unregistered Shareholders hold about 43% of our outstanding common shares.

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

B. RELATED PARTY TRANSACTIONS.

Management Fees - During this fiscal year ended 6/30/19, the Company paid or accrued salary, fees, or other compensation to the Company's officers in the amount of $141,445.

Related Party Balances - As at the 6/30/19 end of this fiscal year, the Company owes its officers an aggregate amount of $227,045 as accumulated but unpaid salary and fees.

Loans from CEO - As at the 6/30/19 end of this fiscal year, the Company owes its CEO an aggregate amount of $87,500 for personal loans made by him to the Company during Fiscal 2016 and Fiscal 2017. This loan is interest free with no fixed repayment terms.

Debt Conversion - During this fiscal year ended 6/30/19, the Company's VP of Business Development converted an amount of $17,500 in accrued and unpaid salary into 350,000 common shares of the Company.

Former CFO Settlement - A former CFO of the Company resigned effective 12/31/17, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to pay a total amount of $110,000 by 11/30/18 to settle all outstanding compensation and amounts due. Commencing from 1/01/18, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 11/07/18. Accordingly, during the current fiscal year ended 6/30/19, the Company did not pay or accrue salary for the former CFO. On 12/0718 the former CFO ceased to be a director and also thereupon ceased to be a related party of the Company. As at 6/30/19, the Company has paid a total of $60,000 of the amount due the former CFO by 11/30/18; and a total remaining balance amount of $50,000 is past due and unpaid.

Salary Suspension - CEO - During the previous fiscal year ended 6/30/18, the Company's CEO voluntarily suspended and terminated payment and accrual of salary commencing from 7/01/17 and continuing at the Report Date until such time as the Company's financial condition permits a resumption of such cost.

Warrants Amendments - During this fiscal year ended 6/30/19, the terms of 3,000,000 outstanding common share purchase warrants held by three directors of the Company were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 8/31/18 until a new expiry date on 6/30/20.

Options Expiry - During this fiscal year ended 6/30/19, a total of 4,500,000 outstanding incentive stock options originally granted to directors and officers of the Company expired without exercise on 8/31/18.

Options Grants - During this year ended 6/30/19, the Company granted a total of 7,500,000 incentive stock options to directors and officers. The options have an exercise price of US$ 0.05 per share and an expiry date of 6/30/21. Subsequent to 6/30/19 but prior to the Report Date, an additional 5,000,000 options were granted to directors and an officer. These options have the same terms with an exercise price of US$ 0.05 per share and an expiry date of 6/30/21.

Other Related Party Transactions - Except for the related party transactions described in the preceding paragraphs or in the notes to the financial statements, and to the extent of the Company's knowledge, during the Company's Fiscal Year ended 6/30/19 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates (An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company);

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members (Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.) of any such individual's family;

(d)

Directors, Officers, and key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including close members of such individuals' families; and

(e)

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

C. INTERESTS OF EXPERTS AND COUNSEL.

Since the end of the Company's Fiscal 2019, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

Item - 8 : Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company's audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2019 year ended 6/30/19, are attached as an integral part field with this Annual Report. They are further described in "Item 18 -Financial Statements".

a)

Canadian Financial Disclosure Standards NI 51-102 - The Company is obliged, in its home country of Canada, to prepare certain financial reports pursuant to the standards required by the Canadian Securities Administrators ("CSA") pursuant to National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP (herein both referred to as "NI 51-102").

b)

Electronic SEDAR Filings - NI 51-102 mandates that the Company file electronically, the Company's annual audited financial statements and its interim quarterly financial statements, together with a management discussion and analysis for each period, via the CSA's System for Electronic Document Archiving and Retrieval better known as "SEDAR". The Company began filing electronically on SEDAR in 1997. Copies of the Company's SEDAR filings may be downloaded from the SEDAR website at www.sedar.com.

c)

Audited Annual Financial Statements - The Company prepares NI 51-102 annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.

d)

Interim Quarterly Financial Statements - During the course of the Company's Fiscal Year, management prepares NI 51-102 compliant, unaudited, interim, quarterly consolidated financial statements together with a management discussion and analysis and files it on SEDAR within 60 days of each of the fiscal quarters ended 30 September, 31 December, and 31 March.

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

i)

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

j)

Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

B. SIGNIFICANT CHANGES.

There have been no significant changes to the Company's foregoing financial information as described in this Item-8 above since the end of the fiscal year covered by this annual report on Form-20F and up to the Report Date.

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

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
09/30/2019	$0.03	$0.03	09/30/2019	$0.03	$0.03	06/30/2019	$0.02	$0.02
08/31/2019	$0.01	$0.01	06/30/2019	$0.02	$0.02	06/30/2018	$0.03	$0.02
07/31/2019	$0.01	$0.01	03/31/2019	$0.02	$0.02	06/30/2017	$0.03	$0.02
06/30/2019	$0.02	$0.02	12/31/2018	$0.01	$0.01	06/30/2016	$0.02	$0.01
05/31/2019	$0.02	$0.02	09/30/2018	$0.04	$0.03	06/30/2015	$0.04	$0.00
04/30/2019	$0.01	$0.01	06/30/2018	$0.03	$0.03
			03/31/2018	$0.03	$0.03
			12/31/2017	$0.02	$0.02
			09/30/2017	$0.04	$0.04
			06/30/2017	$0.03	$0.03
			03/31/2017	$0.02	$0.00

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company was incorporated in British Columbia, Canada, on 5/29/84 under the name "Intl. Focus Res. Inc.". On 1/03/96 the name was changed to "Continental Copper Corporation". On 10/23/97 the name was changed to "Continental Energy Corporation". On 6/23/04, the Company was transitioned under the Business Corporation Act (British Columbia). At an annual general meeting of the shareholders on 1/25/06 the shareholders adopted an amended Articles to conform them to the Business Corporations Act (British Columbia), enacted in 2004, as it required. At an annual general meeting of the shareholders on 8/04/17 the shareholders amended, restated, and adopted the Company's current Articles of Association.

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

Directors - Our Articles have provisions related to conflicts of interests of directors in certain corporate transactions. A director or senior officer who holds a disclosable interest in a contract or transaction into which the Company proposes to enter into, must disclose such interest and is liable to account to the Company for any profit that accrues to the director or senior offer as a result of the transaction if the provisions for disclosure and director approval set out in the Business Corporations Act (British Columbia) are not complied with. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors' meeting to consider the contract or transaction. Under the Business Corporations Act (British Columbia), a director does not hold a disclosable interest in a contract or transaction merely because it relates to his/her compensation in his/her capacity as a director, officer, employee or agent of the Company. Our Articles provide that our directors may, without shareholder approval, borrow money upon the credit of our Company, issue and sell bonds or debentures and provide guarantees. Neither our Notice of Articles nor Articles set out a mandatory retirement age for our directors and our directors are not required to own securities of our Company in order to serve as directors.

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

Shareholder Meetings - The Business Corporations Act (British Columbia) provides that:(i) meetings of shareholders must be held in British Columbia, unless otherwise provided in a company's Articles; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general and once in every calendar year;(iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders for a shareholder meeting may be set by the Articles and the Company's Articles provide that the quorum for the transaction of business at a meeting of our shareholders is two shareholders, or one or more proxy holder representing two members, or one member and proxy holder representing another member; (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (vii) upon the application of a director or shareholder entitled to vote at the meeting, the Supreme Court of British Columbia may order a meeting to be called, held and conducted in a manner that the Court directs.

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

C. MATERIAL CONTRACTS

As at the 6/30/19 end of Fiscal 2019, and at the Report Date, the Company does not hold any contracts with third parties that it deems material.

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

The Investment Canada Act (the "Investment Act"), which generally prohibits a reviewable investment by an entity that is not a "Canadian", as defined, unless after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Shares by a non-Canadian who is not a "WTO investor" (which includes governments of, or individuals who are nationals of, member states of the World Trade Organization and corporations and other entities which are controlled by them), at a time when the Company was not already controlled by a WTO investor, would be reviewable under the Investment Act under three circumstances. First, if it was an investment to acquire control (within the meaning of the Investment Act) and the value of the Company's assets, as determined under Investment Act regulations, was C$5 million or more. Second, the investment would also be reviewable if an order for review was made by the federal cabinet of the Canadian government on the grounds that the investment related to Canada's cultural heritage or national identity (as prescribed under the Investment Act), regardless of asset value. Third, the investment would also be reviewable if an order for review is made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security.

An investment in the Shares by a WTO investor, or by a non-Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company's assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2009 is C$312 million.

The usual thresholds for review for direct acquisitions of Canadian businesses (other than acquisitions of cultural businesses) by foreign investors will change as of a date to be determined by the federal cabinet of the Canadian Government. At that time transactions will be reviewable only if the "enterprise value" of the assets of the Canadian business is equal to or greater than (a) C$600 million, in the case of investments made during the first two years after the amendments come into force; (b) C$800 million, in the case of investments made during the third and fourth years after the amendments come into force; and (c) C$1 billion, in the case of investments made between the fifth year after the amendments come into force and December 31 of the sixth year after the amendments come into force. This threshold will thereafter be adjusted on an annual basis.

The Investment Act provides detailed rules to determine if there has been an acquisition of control. For example, a non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Shares. The acquisition of less than a majority, but one-third or more, of the Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company not controlled in fact by the acquirer. An acquisition of control for the purposes of the Investment Act could also occur as a result of the acquisition by a non-Canadian of all or substantially all of the Company's assets.

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

Item - 15 : Controls and Procedures .

A. DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures during the Fiscal 2019 year ended 6/30/19 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as at the end of Fiscal 2019 on 6/30/19.

B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting during the Fiscal 2019 year ended 6/30/19, based on those criteria.

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

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in the Company's internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

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

Item - 16 : [Reserved]

A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that we have at least two members of our Audit Committee, Mr. Doshi and Mr. Garrison, that each qualify as an "Audit Committee Financial Expert" as defined in Regulation S-K (17 CFR Part 229.407(d)(5)(ii)). Mr. Doshi has years of experience as a CEO of publicly listed companies on the Toronto Stock Exchange and the NYSE MKT. Mr. Garrison is a Certified Public Accountant with prior experience working at junior and senior management levels with public accounting firm Arthur Young and Company.

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

C. INDEPENDENT CERTIFYING AUDITOR'S FEES AND SERVICES.

The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP ("Davidson") serves as the Company's independent auditors, and has since 12/31/14. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2019 period covered by this Annual Report.

Audit Fees - The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/19 are estimated at CDN$ 25,250. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/18 were CDN$ 25,000.

Tax Fees - The aggregate fees billed by Davidson for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/19 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the previous year ended 6/30/18 are also $ nil.

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the most recently completed Fiscal Year covered by this Annual Report the Company made no repurchases of its own securities pursuant to any plan or program. The Company made no public announcements of any securities repurchase plans or programs during the year. There are no outstanding securities that may yet be purchased under any plan or program attributable to the past or prior years as at the Report Date.

F. CHANGE IN REGISTRANT'S INDEPENDENT CERTIFYING AUDITOR.

During the Company's two most recently completed fiscal years and up to the Report Date there have been no changes to the Company's independent auditors, Davidson & Company LLP.

G. CORPORATE GOVERNANCE.

The Company's securities are quoted on the OTCQB and are not listed on a national securities exchange in its home country of Canada. This Annual Report is for our Fiscal Year ended 6/30/19. Therefore, the provision of information called for by this Item-16.G is not applicable.

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

Item - 17 : Financial Statements .

Refer to "Item 18 – Financial Statements" below.

Item - 18 : Financial Statements .

The Company is providing its audited annual financial statements with this Annual Report on Form-20F in the substance and form described in the following list and attached and labeled Exhibit-18 following Item-19 and the Signatures below:

List of Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)	Financial Statement Title Page.

(2)	Independent Auditor's Reports for the past three Fiscal Years ended 6/30/19, 6/30/18 and 6/30/17 by Davidson & Company LLP.

(3)	Audited Consolidated Financial Statements for the past three Fiscal Years ended 6/30/19, 6/30/18 and 6/30/17, including:

a.	Consolidated Statements of Financial Position.

b.	Consolidated Statements of Comprehensive Loss.

c.	Consolidated Statements of Cash Flow.

d.	Consolidated Statement of Changes in Equity (Deficiency).

e.	Notes to the Consolidated Financial Statements.

(4)

Management's Discussion & Analysis for the 2019 fiscal year ended 6/30/19 made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

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

Chairman & Chief Executive Officer

Report Date: October 23, 2019

2019 FORM - 20F EXHIBIT - 11.1

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

This constitutes the Company's Code of Ethics for senior financial officers as required by Section 406 of the Sarbanes-Oxley Act of 2002, for all companies reporting under Section 13(a) and 15(d) of the Securities Exchange Act of 1934

Last Revised on October 23, 2019

The Chief Executive Officer and the Chief Financial Officer (collectively, the "Senior Financial Officers") of Continental Energy Corporation (the "Company") must adhere to this Code of Ethics for Senior Officers, in addition to all other applicable Company Policies and the Company's separately published Code of Business Conducts and Ethics for all its employees. The Company currently has no officer serving in the capacity of Controller.

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

The undersigned incumbent Senior Financial Officers have read the foregoing and certify their compliance with this Code of Ethics.

<Signed>	<Signed>
Richard L. McAdoo	Phillip B. Garrison
Chief Executive Officer	Acting Chief Financial Officer

2019 FORM - 20F EXHIBIT - 12.1

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.1 in the form required as Certificates by the Company's CFO.

CFO CERTIFICATE

I, Phillip B. Garrison, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2019;

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

Dated: October 23, 2019

<Signed>

__________________
Phillip B. Garrison
Acting Chief Financial Officer

2019 FORM - 20F EXHIBIT - 12.2

SARBANES OXLEY ACT OF 2002 SECTION 302 CERTIFICATIONS
The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-12.2 in the form required as Certificates by the Company's CEO.

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1.	I have reviewed and read this annual report on Form-20F of Continental Energy Corporation (the “Company”) for the Company's fiscal year ended 30 June 2019;

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

Dated: October 23, 2019

<Signed>

__________________
Richard L. McAdoo
Chief Executive Officer

2019 FORM - 20F EXHIBIT - 13.1

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B)) or Rule 15d-14(B) (17 CFR 240.15d-14(B)) and
Section 1350 of Chapter 63 Of Title 18 of The United States Code (18 U.S.C. 1350),
Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2019 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Richard L. McAdoo, Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 23, 2019

<Signed>

__________________
Richard L. McAdoo
Chief Executive Officer

2019 FORM - 20F EXHIBIT - 13.2

Certification Furnished Pursuant To Rule 13a-14(B) (17 CFR 240.13a-14(B)) or Rule 15d-14(B) (17 CFR 240.15d-14(B)) and
Section 1350 of Chapter 63 Of Title 18 of The United States Code (18 U.S.C. 1350),
Promulgated Under Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form-20F for the fiscal year ended 30 June 2019 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Phillip B. Garrison, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 23, 2019

<Signed>

__________________
Phillip B. Garrison Acting
Chief Financial Officer

The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

2019 FORM - 20F EXHIBIT - 18.0

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2019

Expressed in U.S. Dollars

Contents

  Financial Statement Title Page.

  Independent Auditor's Reports for Fiscal Years 2019, 2018, and 2017 by Davidson & Company LLP.

  Audited Consolidated Financial Statements for the past three Fiscal Years ended 30 June 2019, 2018, and 2017, including:

    Consolidated Statements of Financial Position.

    Consolidated Statements of Comprehensive Loss.

    Consolidated Statements of Cash Flow.

    Consolidated Statement of Changes in Equity (Deficiency).

    Notes to the Consolidated Financial Statements.

  Management's Discussion & Analysis for Fiscal 2019 year ended 6/30/19 and made on Form 51- 102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2019

Expressed in U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Continental Energy Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Continental Energy Corporation (the “Company”), as of June 30, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in deficiency for the years ended June 30, 2019, 2018, and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years ended June 30, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

October 23, 2019

Continental Energy Corporation
Consolidated Financial Statements
(Expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	30 June 2019	30 June 2018
Current		$	$
Cash		66,125	30,887
Receivables		9,818	7,606
Prepaid expenses and deposits		26,673	39,456
		102,616	77,949
LIABILITIES
Current
Accounts payable and accrued liabilities	12	332,639	527,125
Loans from related parties	12	87,500	87,500
		420,139	614,625
Non-current
Promissory notes	10	81,513	-
		501,652	614,625
DEFICIENCY
Share capital	11	18,238,161	17,841,522
Share-based payment and other reserve	11	10,535,182	10,277,321
Deficit		(29,172,379)	(28,655,519)
		(399,036)	(536,676)
		102,616	77,949

Nature of Operations and Going Concern (Note 1)
Subsequent Event (Note 16)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director & CEO

"Phillip B. Garrison", Director & Acting CFO

- See Accompanying Notes –

Continental Energy Corporation
Consolidated Financial Statements
(Expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended	Year Ended
		30 June	30 June	30 June
	Note	2019	2018	2017
EXPENSES		$	$	$
Corporate administrative and office costs		75,901	118,693	59,274
Depreciation		-	731	730
Engineering and technical services		11,232	25,000	-
Interest and bank charges	10	18,637	9,541	46,845
Management and employee salaries	12	165,259	166,030	292,236
Professional fees		67,533	96,690	18,753
Regulatory compliance and filing fees		34,293	66,187	6,579
Share-based payments	11	92,250	41,950	-
Travel and accommodation		51,077	82,666	17,441
		(516,182)	(607,488)	(441,858)
Other income (expenses)
Interest and foreign exchange		(5,928)	(1,894)	2,252
Financing cost	9	-	(151,110)	-
Settlement of debt	11, 12	5,250	382,838	-
Transaction cost	6	-	(335,057)	-
Loss and comprehensive loss for the year		(516,860)	(712,711)	(439,606)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares – Basic and Diluted		171,091,271	152,620,997	123,015,381

- See Accompanying Notes -

Continental Energy Corporation
Consolidated Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CASH FLOWS

		Year Ended	Year Ended	Year Ended
Cash Resources Provided By (Used In)	Note	30 June 2019	30 June 2018	30 June 2017
Operating Activities		$	$	$
Loss for the year		(516,860)	(712,711)	(439,606)
Items not affecting cash
Depreciation		-	731	730
Interest on promissory notes	10	16,432	7,486	45,000
Settlement of debt	11, 12	(5,250)	(382,838)	-
Financing cost	9	-	151,110	-
Share-based payments	11	92,250	41,950	-
Transaction cost	6	-	335,057	-
Changes in non-cash working capital
Receivables		(2,212)	(5,131)	(1,197)
Prepaid expenses and deposits		12,783	84,562	(22,392)
Accounts payable and accrued liabilities		(76,986)	48,937	110,243
		(479,843)	(430,847)	(307,222)
Financing Activities
Private placements	11	550,000	350,000	-
Promissory note principal repayment	10	(30,000)	-	-
Interest paid on promissory notes	10	(4,919)	-	-
Proceeds from exercise of warrants	11	-	20,000	-
Advances from joint venture partner	6	-	79,676	301,990
Proceeds from (repayment of) loans from related parties	12	-	(13,100)	29,100
		515,081	436,576	331,090
Change in cash		35,238	5,729	23,868
Cash Position – Beginning of Year		30,887	25,158	1,290
Cash Position – End of Year		66,125	30,887	25,158

Supplemental cash flow information (Note 14)

- See Accompanying Notes -

Continental Energy Corporation
Consolidated Financial Statements
(Expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

		Share Capital
				Share-Based Payment	Conversion Rights
	Note	Number	Amount	and Other Reserve	Reserve	Deficit	Total
			$	$	$	$	$
Balance on 30 June 2016		123,015,381	16,201,630	9,927,687	92,966	(27,503,202)	(1,280,919)
Loss for the year		-	-	-	-	(439,606)	(439,606)
Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)

Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of CHI	6	14,000,000	541,796	158,204	-	-	700,000
Convertible debt settlement	9	10,350,000	517,500	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt	9	-	92,966	-	(92,966)	-	-
Exercise of warrants	11	2,000,000	20,000	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	(26,200)	-	-	-
Private placement – cash	11	7,000,000	325,430	24,570	-	-	350,000
Settlement of debt	11	7,000,000	116,000	-	-	-	116,000
Share-based payments	11	-	-	41,950	-	-	41,950
Loss for the year		-	-	-	-	(712,711)	(712,711)
Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)

Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)
Private placement – cash	11	11,000,000	384,389	165,611	-	-	550,000
Settlement of debt	11	350,000	12,250	-	-	-	12,250
Share-based payments	11	-	-	92,250	-	-	92,250
Loss for the year		-	-	-	-	(516,860)	(516,860)
Balance on 30 June 2019		174,715,381	18,238,161	10,535,182	-	(29,172,379)	(399,036)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

1.	Nature of Operations and Going Concern

Continental Energy Corporation ("Continental" or the "Company") is incorporated under the laws of the Province of British Columbia, Canada. The Company's registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is a development stage company and has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company's ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding primarily by issuing common and preferred shares in private placements, and/or by joining with strategic partners and joint venture partners in its refinery developments. There can be no assurance that management's future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these consolidated financial statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies presented in Note 3 were consistently applied to all periods presented.

The Company's Board of Directors, upon the recommendation of its Audit Committee, has approved these financial statements on 21 October 2019.

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

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

  PT Continental Hilir Indonesia ("PT-CHI"), an entity incorporated in Indonesia on 12 September 2017, which is 100% owned and controlled by Continental.

  PT Kilang Kaltim Continental ("KKC"), an entity incorporated in Indonesia on 5 December 2017, which is 100% owned and controlled by Continental.

  Continental Hilir Indonesia Pte. Ltd. ("CHI") since its acquisition on 31 August 2017 (Note 6). CHI was incorporated in Singapore and was 100% owned and controlled by Continental. CHI was wound up and struck off the register of active Singaporean companies as the entity was no longer required after the incorporation of the Company's Indonesian subsidiaries in 2017. These consolidated financial statements include the accounts of CHI until 10 December 2018, the date of its dissolution.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

These consolidated financial statements have been prepared on a historical cost basis and presented in United States ("US") dollars, the functional currency of the Company and its subsidiaries, except when otherwise indicated. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

3.	Summary of Significant Accounting Policies

Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates ("IAS 21").

The Company's functional and presentation currency is the U.S. dollar.

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

Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. In the years when the Company reports a loss, the effect would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

Share-Based Payments

The Company grants stock options and warrants to buy common shares of the Company to directors, officers, employees, service providers, and other arm's length parties. Such equity settled share-based payment arrangements are entered into for a period and vesting periods determined at its sole discretion of the board of directors and at prices equal to or greater than the closing market price on the day preceding the date they were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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
30 JUNE 2019

The fair value attributed to the warrants is recorded in the share-based payment reserve.

Financial Instruments

Measurement – Initial Recognition

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss ("FVTPL"). Transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of Financial Assets

Amortized cost

Financial assets that meet the following conditions are measured at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus principal repayments plus the cumulative amortization, using the effective interest method applied to the difference between the initial amount and the maturity amount, adjusted for any allowance due to losses or gains. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost include its cash.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI.

  The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

  The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any instruments classified as financial assets at FVTOCI.

FVTPL

All other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.

The Company does not have any financial assets measured at fair value through profit or loss.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

Impairment of financial assets at amortized cost:

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recognized as proceeds received net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly from equity. No gain or loss is recognized, by the Company, in profit or loss on the purchase, sale, or the cancellation of its own equity instruments.

Classification of Financial Liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method. The Company's financial liabilities measured at amortized cost include accounts payable and accrued liabilities, promissory notes and loan from related parties.

Derecognition

A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired;

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a 'pass-through' arrangement;

  And either (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company retains legal title but has contractually or otherwise transferred the associated economic risks and rewards.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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
30 JUNE 2019

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

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

Recovery of deferred taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of financial position as at 30 June 2019.

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to:

Stock options and warrant valuations

The fair value of stock options and warrants granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of exercises within the valuation model. The risk-free interest rate for the expected term of the instruments is based on the yields of government bonds.

Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company's comprehensive loss for the year.

5.	Recent Accounting Pronouncements and Adoption of New Standards

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC.

The Company adopted the following standard on 1 July 2018.

IFRS 9 Financial Instruments

This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity's own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

Due to the nature of the Company's financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard did not have any impact on the Company's financial statements. The classification and measurement of the Company's financial instruments under IAS 39 and the new measurement categories under IFRS 9 are described below:

Measurement Category

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost

Financial Liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans from related parties	Amortized cost	Amortized cost
Promissory notes	N/A	Amortized cost

The following new standards and amendments to standards have been issued but are not effective during the Company's current fiscal year.

IFRS 16, Leases

This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. The Company anticipates the adoption of IFRS 16 on its interim office in Jakarta (approximately $1,150 per month) will not have a material impact on the results and financial position of the Company. The Company does not have any other leasing arrangements.

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

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company will apply the interpretation from 1 July 2019 but expects that the interpretation will not have any significant impact on its consolidated financial statements.

6.	Acquisition

The Company entered into a Joint Development Agreement dated 4 January 2017 (the "JDA") with Continental Hilir Indonesia Pte. Ltd., a privately held Singapore company, regarding the development of small-scale crude oil refinery projects in Indonesia.

During the fiscal year ended 30 June 2018, on 31 August 2017, the Company closed a deal (the "CHI Transaction") with eight subscribers and shareholders (the "Subscribers") of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $381,666 in relation the JDA. Upon closure of the CHI Transaction the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 Units (the "Units") at a value of $0.05 per Unit. Each Unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue.

Three of the Subscribers are also directors of the Company. The other subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers. (Note 12) The allocation of the purchase price was as follows:

Fair value of 14,000,000 shares issued (Note 11)	$541,796
Fair value of 14,000,000 warrants issued (Note 11)	158,204
Total consideration	700,000
Net assets (liabilities) acquired from CHI
Prepayments and advances	98,277
Accounts payable and accrued liabilities	(115,000)
Cash advances settled	381,666
Net assets acquired	364,943

Transaction cost	$335,057

Subsequent to the closure of the CHI Transaction on 31 August 2017, the Company established a new subsidiary in Indonesia, PT-CHI on 12 September 2017. PT-CHI assumed the business objectives and purpose for which the

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

Company and CHI originally entered the JDA. During the fiscal year ended 30 June 2019, the Company caused CHI to be wound up, dissolved, and struck off by the Singapore companies registrar.

7.	Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares.

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

The Company's investment policy is to invest any excess cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company's capital management during the year ended 30 June 2019.

8.	Financial Risk Management

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2019	Cash	Receivables	liabilities
Canadian dollars	3,026	12,849	(83,353)
Indonesian Rupiah	310,453,039	-	(439,546,620)

			Accounts
			payable and
			accrued
30 June 2018	Cash	Receivables	liabilities
Canadian dollars	987	10,016	(128,813)
Indonesian Rupiah	211,156,790	-	(341,664,000)

			Accounts
			payable and
			accrued
30 June 2017	Cash	Receivables	liabilities
Canadian dollars	5,012	3,212	(63,243)
Indonesian Rupiah	16,857,875	-	(304,510,667)

At 30 June 2019, with other variables unchanged, a 10% change in exchange rates would affect the loss by $6,073 (2018 -$9,860, 2017 – $6,397).

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to cash and receivables is remote.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings, or ability to obtain equity financing, due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of oil and gas, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2019, the Company had a cash balance of $66,125 which is not sufficient to settle current liabilities of $420,139. The Company's management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2019, the Company has a positive cash balance and other than its promissory notes, which have a fixed interest rate of 9% per annum, its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

9.	Convertible Debt

Total
$

Balance on 30 June 2016	465,014
Interest	45,000

Balance on 30 June 2017	510,014
Interest	7,486
Conversion	(517,500)

Balance on 30 June 2018 and 2019	-

The Company issued a convertible promissory note for cash proceeds of $250,000 on 21 September 2011. The promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share.

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
30 JUNE 2019

Upon conversion of the debt, the value of the conversion option of $92,966, previously recorded as a separate category within equity, was reclassified from conversion rights reserve to share capital.

10.	Promissory Notes

On 1 September 2018, the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of $100,000 in respect of unpaid accounts payable and accrued liabilities of CHI (Note 6). The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017. A continuity of the promissory notes payable is as follows:

$
Balance - 30 June 2018	-
Issuance of promissory notes	100,000
Interest	16,432
Repayments	(34,919)
Balance - 30 June 2019	81,513

11.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

  Common shares issued during this fiscal year ended 30 June 2019

On 26 September 2018, pursuant to a private placement, the Company issued 7,000,000 units of the Company at $0.05 per unit, for proceeds of $350,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $228,545 to common shares and $121,455 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 2.18%, expected life of warrants: 2.76 years.

On 26 September 2018, the Company also issued 350,000 common shares to settle a payable to an officer of $17,500. These common shares had a fair value of $0.035 per share on the date of issuance for a total value of $12,250, resulting in a gain on settlement of debt of $5,250.

On 16 December 2018, pursuant to a private placement, the Company issued 4,000,000 units of the Company at $0.05 per unit, for proceeds of $200,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $155,844 to common shares and $44,156 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.95%, expected life of warrants: 2.54 years.

  Common shares issued during the previous fiscal year ended 30 June 2018

On 31 August 2017, the Company settled a convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 units of the Company at $0.05 per unit (Note 9). Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

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
30 JUNE 2019

following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 7 September 2017, 2,000,000 warrants with exercise price of $0.01 per share were exercised for gross proceeds of $20,000 (Note 12).

On 8 September 2017, pursuant to a private placement, the Company issued 1,000,000 units of the Company at $0.05 per unit, for proceeds of $50,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Company allocated $41,876 to common shares and $8,124 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 28 November 2017, pursuant to a private placement, the Company issued 6,000,000 units of the Company at $0.05 per unit, for proceeds of $300,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. No brokers or finders' fees were incurred. The Company allocated $283,554 to common shares and $16,446 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.61%, expected life of warrants (years): 1.00.

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

  Preferred shares issued

There were no preferred shares issued during the two fiscal years ended 30 June 2018 and 2019.

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

A reconciliation of the Company's stock options outstanding on 30 June 2019 is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2016 and 2017	-	-
Granted	4,500,000	0.15
Outstanding on 30 June 2018	4,500,000	0.15
Granted	7,500,000	0.05
Expired	(4,500,000)	0.15
Outstanding on 30 June 2019	7,500,000	0.05

On 11 February 2019, the Company granted a total of 7,500,000 stock options to directors and officers of the Company, with and exercise price of $0.05 and term expiring 30 June 2021. The fair value of these stock options was determined to be $92,250, which was charged to the statement of loss and comprehensive loss as share-based payments expense.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

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

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Year Ended	Year Ended	Year Ended
	30 June 2019	30 June 2018	30 June 2017
Expected dividend yield	Nil	Nil	-
Expected stock price volatility	100%	125%	-
Risk-free interest rate	1.79%	1.25%	-
Expected life of options (years)	2.38	1.00	-

A summary of the Company's options outstanding on 30 June 2019 is as follows, and in total have a weighted average remaining contractual life of 2.00 years:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
7,500,000	7,500,000	$0.05	30 June 2021
7,500,000	7,500,000

Warrants

A reconciliation of the Company's warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2016	2,550,000	0.03
Expired	(550,000)	0.10
Outstanding on 30 June 2017	2,000,000	0.01
Issued	31,350,000	0.10
Exercised	(2,000,000)	0.01
Outstanding on 30 June 2018	31,350,000	0.10
Issued	11,000,000	0.05
Expired	(10,350,000)	0.10
Outstanding on 30 June 2019	32,000,000	0.05

During the year ended 30 June 2019, the term and exercise price of 21,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020, and from 28 November 2018 (6,000,000) until a new expiry date on 30 June 2021. As the share purchase warrants were issued originally to investors the modification of the terms was a transaction with the Company's shareholders and therefore the incremental value resulting from such amendment did not result in any impact on the Company's statement of loss.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

A summary of the Company's warrants outstanding on 30 June 2019 is as follows:

Number of Shares	Price Per Share	Expiry Date
14,000,000	$0.05	30 June 2020
1,000,000	$0.05	30 June 2020
6,000,000	$0.05	30 June 2021
7,000,000	$0.05	30 June 2021
4,000,000	$0.05	30 June 2021
32,000,000

12.	Related Party Transactions

Key management personnel include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes the Company's officers, its CEO, Acting CFO, VP of Business Development, and the Company's directors.

As at the 30 June 2019 end of this fiscal year, a total of $227,045 (30 June 2018 - $320,951) was payable to the officers of the Company as accumulated and unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing.

During this fiscal year ended 30 June 2019, the Company paid or accrued salary, fees, or other compensation to the officers of the Company in the amount of $142,445 (2018 - $148,604, 2017 - $275,470).

During this fiscal year ended 30 June 2019, the Company's VP of Business Development converted an amount of $17,500 in accrued and unpaid salary into 350,000 common shares of the Company (Note 11).

As at the 30 June 2019 of this fiscal year, the Company has a loan payable to its CEO in the amount of $87,500 (2018 - $87,500) for cash loaned by the CEO to the Company. The Loan is interest free with no fixed repayment terms.

During this fiscal year ended 30 June 2019, the Company granted 7,500,000 incentive stock options to its directors and officers, with an exercise price of $0.05 and term expiring 30 June 2021. The fair value of these incentive stock options was determined to be $92,250 (2018 - $41,950), using Black Scholes Option Pricing model (Note 11).

During the year ended 30 June 2018, the Company granted 4,500,000 incentive stock options to its directors and officers, with an exercise price of $0.15 and term of one year. The fair value of these incentive stock options was determined to be $41,950, using Black Scholes Option Pricing model (Note 11).

During this fiscal year ended 30 June 2019, the Company amended the terms of 3,000,000 outstanding common share purchase warrants held by three directors of the Company were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 until a new expiry date on 30 June 2020 (Note 11).

During the previous fiscal year ended 30 June 2018, the Company's CEO voluntarily suspended and terminated payment and accrual of salary commencing from 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption of such cost. The CEO also forgave $75,000 in accrued and unpaid salary and agreed to convert $150,000 in accrued and unpaid salaries into 3,000,000 common shares of the Company (Note 11).

During the previous fiscal year ended 30 June 2018, the Company's former CFO resigned effective 31 December 2017, forgave $72,494 in accrued but unpaid salary, and agreed to convert $200,000 in accrued but unpaid salaries into 4,000,000 common shares of the Company (Note 11). From the 31 December 2017 resignation date of the former CFO, the Company terminated accrual of salary upon his resignation date and agreed to pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the current fiscal year ended 30 June 2019, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a related party of the Company. As at 30 June 2019, the Company has paid a total of $75,000 of the amount due the former CFO by end November 2018; and a total remaining balance amount of $50,000 is past due and unpaid.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

During the previous fiscal year ended 30 June 2018, an aggregate amount of $13,100 in personal loans made to the Company by its current Acting CFO was offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director on 13 October 2015 were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000. (Note 11).

During the previous fiscal year ended 30 June 2018, the Company issued 3,000,000 units of its securities, each unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the CHI Transaction (Note 6). Each director received 1,000,000 units.

13.	Income Taxes

The Company is domiciled in Canada and is therefore subject to tax on estimated assessable profit at the rate of 27.00% (2018 – 27.00%, 2017 – 26.00%). The Company has no assessable profit in Canada.

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the statement of loss as follows:

	Year Ended	Year Ended	Year Ended
	30 June 2019	30 June 2018	30 June 2017
	$	$	$
Loss before income taxes	(516,860)	(712,711)	(439,606)
Federal and provincial statutory tax rate	27.00%	27.00%	26.00%
Income tax recovery based on the above rates	(139,552)	(192,432)	(114,298)
Non-deductible expenses and other	44,440	164,973	16,998
Change in tax rates	-	(102,075)	-
Adjustment to prior years provision versus statutory tax returns	(93,327)	-	-
Losses and temporary differences for which no tax benefit has been recorded	188,439	129,534	97,300
Total income taxes	-	-	-

The Company's unrecognized deferred tax assets are as follows:

	30 June 2019	30 June 2018
	$	$
Non-capital losses	2,197,767	2,008,565
Capital losses	384,802	388,967
Resource properties	399,721	397,263
Capital assets	143,204	142,323
Share issue costs and other	10,212	10,149
Total unrecognized deferred tax assets	3,135,706	2,947,267

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company has non-capital loss carry-forwards of approximately $8,000,000 that may be available for tax purposes as follows:

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
30 JUNE 2019

	Canada	Indonesia	Total
Expiring in	$	$	$
2024	-	194,000	194,000
2023	-	167,000	167,000
2027	1,120,000	-	1,120,000
2028	1,009,000	-	1,009,000
2029	1,078,000	-	1,078,000
2030	625,000	-	625,000
2031	433,000	-	433,000
2032	449,000	-	449,000
2033	456,000	-	456,000
2034	391,000	-	391,000
2035	614,000	-	614,000
2036	434,000	-	434,000
2037	436,000	-	436,000
2038	565,000	-	565,000
2039	191,000	-	191,000
Non-capital loss carry-forwards	7,801,000	361,000	8,162,000

14.	Supplemental cash flow information

		Year Ended	Year Ended	Year Ended
Non-Cash Investing and	Note	30 June 2019	30 June 2018	30 June 2017
Financing Activities		$	$	$
Acquisition of CHI	6	-	700,000	-
Convertible debt settlement	9	-	668,610	-
Conversion of accounts payable into long-term promissory notes	10	100,000	-	-
Common shares issued in settlement of accrued and unpaid salaries	11,12	12,250	116,000	-
Reallocation of conversion rights reserve on settlement of convertible debt	9	-	92,966	-
Reallocation of share-based payment and other reserve on warrant exercise		-	26,200	-

15.	Segmented Information

The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

16.	Subsequent Event

Subsequent to this fiscal year ended 30 June 2019, an additional 5,000,000 incentive stock options were granted to directors and an officer, having an exercise price of US$ 0.05 per share and an expiry date of 30 June 2021.

---oOo---

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management's Discussion and Analysis

For the Fourth Quarter and Fiscal Year Ended on 30 June 2019

This Management Discussion and Analysis ("MD&A") has been prepared by the management of Continental Energy Corporation (the "Company") as of 23 October 2019 (the "Report Date").

This MD&A pertains to the three (3) months quarter ended 30 June 2019 that is hereinafter referred to as "This Quarter". This Quarter corresponds to the "Fourth Quarter" ending the Company's fiscal year. Therefore, this MD&A also pertains to the twelve (12) months period of the Company's fiscal year ended 30 June 2019 ("Fiscal 2019").

This MD&A is intended to be read in conjunction with the audited annual consolidated financial statements, the notes thereto, and the auditor's report to the Company for its Fiscal 2019 year ended on 30 June 2019 (the "Audited Annual Financial Statements") that are published and filed herewith.

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that were separately prepared and filed by management, on similar forms with similar management discussion, for each one of the preceding three Fiscal 2019 quarters, ended on 30 September 2018, on 31 December 2018, and on 31 March 2019.

The financial statements published and filed herewith are consolidated and include the accounts of the Company's two operating subsidiaries as more fully described in Part-11 of this MD&A:

  PT Continental Hilir Indonesia ("PT-CHI").

  PT Kilang Kaltim Continental ("KKC").

All financial information presented herein, and in the Interim Financial Statements, and in the Audited Annual Financial Statements has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

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

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Board Meetings Held

In accordance with the Company's policy of holding periodic board meetings on or about the first Saturday of every other month, the board held meetings on 8 April 2019 and 8 June 2019. The meetings were held by VoIP conference call. All four of the Company's directors were present. The board discussed the Company's plans and progress on its objectives. No resolutions were voted on.

Results for Quarter-3 of Fiscal 2019 Posted

In a press release dated 7 June 2019 the Company posted its financial results for the Third Quarter of the Company's Fiscal 2019 year ending 30 June 2019. The press release accompanied filing of the financial statements and management discussion and analysis for the quarter filed on SEDAR.

2 . 1	Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company's share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new issues of share purchase warrants were made.

  Expiry - No share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2 . 2	Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company's incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2 . 3	New Shares Issues During This Quarter

  Common - No new common shares were issued.

  Preferred - No new preferred shares were issued.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER AND FISCAL 2019

As at the end of This Quarter and end Fiscal 2019, the Company's share capital was issued or held in reserve as follows:

174,715,381	common shares were issued and outstanding.
32,000,000	unexercised warrants were issued and outstanding.
7,500,000	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

New Director Appointed

In a news release dated 1 October 2019 the Company announced the appointment of a new independent director to the board, Mr. Stuart J. Doshi. Mr. Doshi is a resident of San Francisco, California. Stuart is a graduate of the University of San Francisco with a degree in Finance and holds an MA in Economics from UC Santa Barbara. He has over 40 years of extensive experience in the founding, management, financing, and operations of energy and resource development business. He began his oil and gas career at Natomas Company soon after its acquisition of the Independent Indonesian American Petroleum Company (IIAPCO) and the discovery of substantial oil reserves in Indonesia's first offshore production sharing contract. Stuart rose through a variety of executive management positions to become director of corporate planning for Natomas at the time of its merger with Diamond Shamrock.

During his time at Natomas, Stuart served as manager of its crude oil marketing arm where he oversaw sales to global markets of millions of barrels of oil produced by Natomas from its Indonesian oilfields. Stuart also served in senior executive management positions with Energy Sources Group and Pan Pacific Petroleum before co-founding Geopetro Resources Company, where he continues to serve as Chairman and CEO. Stuart has been involved in taking energy companies public on the Toronto Stock Exchange and on the former American Stock Exchange (now NYSE MKT).

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

  New Grants - A total of 5,000,000 new incentive stock options were granted to three directors and one officer of the Company in accordance with the Company's Stock Option Plan. The options have an exercise price of US$ 0.05 and expire on 30 June 2021.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

4 . 3	New Shares Issues: Since This Quarter End and Up to the Report Date

  No new common shares were issued.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company's share capital is issued or held in reserve as follows:

174,715,381	common shares were issued and outstanding.
32,000,000	unexercised warrants were issued and outstanding.
12,500,000	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Selected Annual Information for Last Three Fiscal Years

The following table sets out selected annual financial information for the Company and is derived from its audited, consolidated financial statements for the last three fiscal years ended 30 June 2019, 2018, and 2017 respectively.

	US$	2019	2018	2017
Revenue		Nil	Nil	Nil
Expenses		(516,182)	(607,488)	(441,858)
Net Loss for the Year		(516,860)	(712,711)	(439,606)
Basic and Diluted Loss per Share		(0.00)	(0.00)	(0.00)
Total Assets		102,616	77,949	54,105
Total Long-Term Liabilities		81,513	Nil	Nil
Dividends Declared		Nil	Nil	Nil

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
	Revenue	Total Net Income (loss)	Income (loss)	Income (loss) From Continued Operations	Basic & Diluted Per Share Income (loss)
Quarter-4 of Fiscal 2019	Nil	(158,625)	(158,625)	(158,625)	(0.00)
Quarter-3 of Fiscal 2019	Nil	(176,551)	(176,551)	(176,551)	(0.00)
Quarter-2 of Fiscal 2019	Nil	(127,907)	(127,907)	(127,907)	(0.00)
Quarter-1 of Fiscal 2019	Nil	(53,777)	(53,777)	(53,777)	(0.00)
Quarter-4 of Fiscal 2018	Nil	(10,974)	(10,974)	(10,974)	(0.00)
Quarter-3 of Fiscal 2018	Nil	144,751	144,751	144,751	0.00
Quarter-2 of Fiscal 2018	Nil	(13,170)	(13,170)	(13,170)	(0.00)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)

  Quarterly results will vary in accordance with the Company's business and financing activities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's business activity levels increase.

  Non-cash transactions of the Company such as issuance of common shares to settle debt and the valuations of share based payments expenses also affect the size of the Company's quarterly income (loss).

  The significant increase in the loss incurred by the Company during Quarter-1 of Fiscal 2018 is due to the non-cash costs incurred for the acquisition of Continental Hilir Indonesia Pte. Ltd. and the settlement of convertible promissory note by issue of shares. The lower loss incurred during Quarter-4 of Fiscal 2018 is as a result of the Company updating its financial estimate with respect the acquisition of Continental Hilir Indonesia Pte. Ltd.

  The lower loss during Quarter-2 of Fiscal 2018 as well as net income during Quarter-3 of Fiscal 2018 resulted from the Company's settlement of debt through forgiveness or issuance of the common shares of the Company amounted to $307,838 during the periods, reducing the overall expenditures incurred by the Company.

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Fiscal Years

The results of the Company's business operations during the twelve (12) months period and Fiscal Year ended 30 June 2019 (the "Current Fiscal Year") compared with those of the Company's previous twelve (12) months period and Fiscal Year ended 30 June 2018 (the "Comparative Fiscal Year") are:

a)	Overall, the Company incurred a loss from operations during the Current Fiscal Year of $516,860 compared to a loss of $712,711 for the Comparative Fiscal Year, a decrease in loss of $195,851, largely attributable to the transaction and non-cash fair value costs described in paragraph f) below.

b)	The Company incurred a loss per share of $0.00 in the Current Fiscal Year and $0.00 in the Comparative Fiscal Year.

c)	Interest expense during the Current Fiscal Year was $18,637 compared to $9,541 during the Comparative Fiscal Year, an increase of $9,096 due interest accrued on the Company's outstanding promissory notes. During the Comparative Fiscal Year, the Company converted a previous promissory note into units of the Company as described in paragraph f) below.

d)	The Company's cash administrative costs were $405,295 during the Current Fiscal Year compared to $555,266 during the Comparative Fiscal Year, a decrease of $149,971 as a result of higher professional fees and regulatory compliance costs incurred during the Comparative Fiscal Year to complete its annual audits and restore its regulatory filings to current.

e)	Share-based payments expense were $92,250 during the Current Fiscal Year compared to $41,950 during the Comparative Fiscal Year.

f)	The loss incurred by the Company during the Comparative Fiscal Year was primarily due to transaction costs of $335,057 relating to the acquisition of Continental Hilir Indonesia Pte. Ltd. ("CHI") and the loss on settlement of convertible note of $151,110. The Company issued 14,000,000 units to the shareholders of CHI in exchange for shares they held in CHI and obtained majority control of CHI. Total fair value of the units was determined to be $700,000, in return for the net liabilities of CHI worth $16,723 and the settlement of the previous cash advances received from CHI of $381,666, resulting in cost of acquisition of $335,057. The loss on settlement of convertible note pertained to the calculated fair value of the warrants included in the 10,350,000 units issued upon conversion of the note to the common shares of the Company.

g)	During the Comparative Fiscal Year, the Company recognized a gain on settlement of debt resulting from forgiveness of debt by the Company's officers and other suppliers of $148,838. The Company issued 7,000,000 common shares valued at $116,000 to settle debt owing to related parties of $350,000, resulting in an additional gain of $234,000. During the Current Fiscal Year, the Company's gain on settlement of debt to an officer amounted to $5,250, resulting from issuance of 350,000 commons shares valued at $12,250 to settle unpaid salaries of $17,500.

h)	Cash utilized in operating activities during the Current Fiscal Year amounted to $479,843 compared to $430,847 used in the Comparative Fiscal Year. The Company is expanding its operations in Indonesia and expects to expend more cash, depending on availability of further financing.

i)	Net cash raised from financing activities during the Current Fiscal Year was $515,081 compared to $436,576 raised during the Comparative Fiscal Year. During Fiscal 2019 and 2018, the funds raised by the Company were primarily as a result of private placements.

Current and Comparative Quarters

The results of the Company's business operations during the quarter and three (3) months period ended 30 June 2019 (the "Current Quarter") compared with those of the quarter and three month period ended 30 June 2018 (the "Comparative Quarter") are:

a)	Overall, the Company incurred a loss from operations during the Current Quarter of $158,625 compared to a loss of $10,974 for the Comparative Quarter, an increase of $147,651, primarily as a result of the change in estimate of the value of the unit consideration provided by the Company upon the acquisition of CHI, which resulted in a gain during the Comparative Quarter of $199,368.

b)	The Company incurred a loss per share of $0.00 in the Current Quarter and the Comparative Quarter.

c)	The Company's cash administrative costs during the Current Quarter totaled $146,121 compared to $208,932 during the Comparative Quarter, a decrease of $62,811, primarily due to higher management fees during the Comparative Quarter, incurred upon set up of the Company's new subsidiaries and as a result of lower regulatory compliance cost described above.

d)	Share-based payments expense was $nil during the Current Quarter and the Comparative Quarter.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of this Fiscal Year 2019 on 30 June 2019, the Company's Audited Annual Financial Statements reflect a working capital deficit of $317,523 compared to a working capital deficit of $536,676 at the end of the prior Fiscal 2018 year.

During this Fiscal Year, the Company spent $479,843 on its operations. It received $550,000 in unit private placements. The Company also repaid promissory note principal of $30,000 and interest of $4,919, for net cash flows from financing activities of $515,081.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management's ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company's control.

In order to finance the Company's growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company's ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company's track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders' equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company's investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company's capital management during the period ended 30 June 2019.

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

PART - 10 : RELATED PARTY TRANSACTIONS

Key management personnel of the Company include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes the Company's officers, its CEO, its Acting CFO, its VP of Business Development, (the "Officers") and the Company's directors. Each one of these persons is a related party.

10 . 1	Related Party Balances

As at the end of the twelve (12) months period and Fiscal 2019 year on 30 June 2019:

a )	an aggregate amount of $228,782 (2018 - $320,951) was due and payable to the Company's Officers as accumulated but unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing; and

b )	an aggregate amount of $87,500 (2018 - $87,500) was due and payable to the Company's CEO as repayment of accumulated loans made in prior years by the CEO to the Company for assistance with working capital. This loan is interest free with no fixed repayment terms.

10 . 2	Transactions With Related Parties

a )	During this fiscal year ended 30 June 2019, the Company's VP of Business Development converted an amount of $17,500 in accrued and unpaid salary into 350,000 common shares of the Company.

b )	During this fiscal year ended 30 June 2019, a total of 4,500,000 outstanding incentive stock options originally granted to directors and officers of the Company expired without exercise on 31 August 2018.

c)	During this fiscal year ended 30 June 2019, the terms of 3,000,000 outstanding common share purchase warrants held by three directors of the Company were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 until a new expiry date on 30 June 2020.

d )	During this fiscal year ended 30 June 2019, the Company granted a total of 7,500,000 incentive stock options to directors and officers (2018 – 4,500,000). The options have an exercise price of US$ 0.05 per share and an expiry date of 30 June 2021.

e )	During the previous fiscal year ended 30 June 2018, an aggregate amount of $13,100 in personal loans made to the Company by its current Acting CFO was offset and repaid in full and an amount of 2,000,000 warrants issued by the Company to the same director on 13 October 2015 were exercised at the warrant exercise price of $0.01 per share for cash proceeds of $20,000.

f )	During the previous fiscal year ended 30 June 2018, the Company issued 3,000,000 Units of its securities, each Unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the CHI Transaction described in part 7 above. Each director received 1,000,000 units.

g )	A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the current fiscal year ended 30 June 2019, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a related party of the Company. As at 30 June 2019, the Company has paid a total of $75,000 of the amount due the former CFO by 30 November 2018; and a total remaining balance amount of $50,000 is past due and unpaid.

10 . 3	Compensation Of Key Management Personnel

a )	During the current fiscal year ended 30 June 2019, the Company, or its wholly owned subsidiaries, paid or accrued salary, fees, or other compensation to the CEO, CEO of its subsidiary, Acting CFO, and its Vice President in the amounts of $36,269, $41,856, $28,000, and $36,320, respectively (2018 - $17,250, $17,250, $80,897, and $33,207 respectively).

b )	The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors.

c)	During the current fiscal year ended 30 June 2019, the Company's PT Kilang Kaltim Continental ("KKC") subsidiary directly paid compensation for work performed in the Jakarta office to the Company's CEO, and also to a Company director who separately serves as the CEO of KKC. The amounts so paid are included in the disclosure in paragraph 10.3a) above.

PART - 11 : SUBSIDIARIES AND OPERATING SEGMENTS

The Company's current business activities are limited to the upstream and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia. The Company operates these business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia during 2017.

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

PT-CHI has a board of directors with three duly elected members and a board of commissioners with two duly elected members. PT-CHI shares two directors with the Company and the third PT-CHI director is an employee of the Company.

A total of 85% of the allocated share capital of PT-CHI is owned by the Company and 15% was allocated to three directors of the Company, in the proportions 5% each, which are held for the ultimate benefit of the Company. Holding shares in an Indonesian company approved for foreign direct investment confers special privileges for obtaining long term stay visas and work permits on the foreign holders.

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

KKC has a board of directors with one duly elected member and a board of commissioners with one duly elected member. Both the KKC director and the KKC commissioner are also directors of the Company. As of 30 June 2019, KKC has four Jakarta based employees including its director and commissioner.

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

PART - 13 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS as issued by IASB requires that the Company's management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company's critical accounting policies and estimates applied in the preparation of its Audited Annual Financial Statements as at 30 June 2019 are as follows:

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

The Company issued shares and warrants to acquire all outstanding common shares of CHI, the fair value of which exceeded the value of the net assets held by CHI. As CHI did not have any significant assets, the Company deemed this acquisition as a transaction to settle its previous obligation to CHI's original shareholders and as a result, the excess consideration was expensed through the Company's statement of loss and comprehensive loss as transaction cost.

Recovery of deferred taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of financial position as at 30 June 2019.

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to:

Stock options and warrants valuation

The fair value of stock options and warrants granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of exercises within the valuation model. The risk-free interest rate for the expected term of the instruments is based on the yields of government bonds.

Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company's comprehensive loss for the year.

PART - 14 : CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted the following standard on 1 July 2018.

IFRS 9 Financial Instruments

This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity's own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

Due to the nature of the Company's financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard did not have any impact on the Company's financial statements. The classification and measurement of the Company's financial instruments under IAS 39 and the new measurement categories under IFRS 9 are described below:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost

Financial Liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans from related parties	Amortized cost	Amortized cost
Promissory notes	N/A	Amortized cost

The following new standards and amendments to standards have been issued but are not effective during the Company's current fiscal year.

IFRS 16, Leases

This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. The Company is currently evaluating the impact of this standard on its interim office in Jakarta (approximately $1,150 per month) and will apply it from 1 July 2019. The Company does not have any other leasing arrangements.

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

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company will apply the interpretation from 1 July 2019 but expects that the interpretation will not have any significant impact on its consolidated financial statements.

PART - 15 : FINANCIAL INSTRUMENTS

The Company's financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities, the loan payable to a related party and promissory notes. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2019	Cash	Receivables	liabilities
Canadian dollars	3,026	12,849	(83,353)
Indonesian Rupiah	310,453,039	-	(439,546,620)

			Accounts
			payable and
			accrued
30 June 2018	Cash	Receivables	liabilities
Canadian dollars	987	10,016	(128,813)
Indonesian Rupiah	211,156,790	-	(341,664,000)

At 30 June 2019, with other variables unchanged, a 10% change in exchange rates would affect the loss by $6,073 (2018 - $9,860).

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to cash and receivables is remote.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings, or ability to obtain equity financing, due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of oil and gas, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2019, the Company had a cash balance of $66,125 which is not sufficient to settle current liabilities of $420,139. The Company's management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2019, the Company has a positive cash balance and other than its promissory notes, which have a fixed interest rate of 9% per annum, its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

PART - 16 : CONTINUOUS DISCLOSURE AND FILINGS

15 . 1	Additional Disclosure for Venture Issuers without Significant Revenue

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 51-102 and in Section-1.1 of NI 52-110. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ in this statement of executive compensation unless otherwise indicated. Additional disclosure concerning the Company's general and administrative expenses is provided in the Company's statement of loss and comprehensive loss contained in the Audited Annual Financial Statements that are published and filed herewith.

15 . 2	Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission ("BCSC"). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statements. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

15 . 3	Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission ("SEC"), making the Company a "SEC Issuer" as defined in Section-1.1 of NI 51-102 The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC's EDGAR database (website www.sec.gov/edgar) commencing with the Company's Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and up to the date of this filing are incorporated herein by this reference.

15 . 4	Form 20F Annual Report and Annual Information Form

As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

15 . 5	Statement of Executive Compensation - Venture Issuer

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

PART - 17 : FORWARD -LOOKING STATEMENTS

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