Form 20-F
period 2020-06-30
CONTINENTAL ENERGY CORP
filed 2020-10-28
CIK 852747

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ Registration Statement pursuant to section 12 (B) or (G) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended 30 June 2020

or

☐ Transition Report pursuant to section 13 or 15 (D) of the Securities Exchange Act of 1934

or

☐ Shell Company Report pursuant to section 13 or 15(D) of the Securities Exchange Act of 1934

Commission file number 000-17863

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

[ _ ] Yes [ X ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "accelerated filer", large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

[ _ ] Large accelerated filer [ _ ] Accelerated filer [ X ] Non-accelerated filer ☒ Emerging Growth Co.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. See Part-II, Section-15.C exemption.

[ _ ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:	[ _ ] US GAAP [ X ] IFRS as issued by the IASB [ _ ] Other
If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.	☐ Yes [ X ] No

PART-I

This report is made on EDGAR in electronic form, in English, on US SEC Form-20F pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and constitutes an "Annual Report" report by the filer, a foreign private issuer. The following defined terms are used consistently throughout this Annual Report.

•Company - As used in this Annual Report, the terms "we", "us", "our" and "Company" all refer to and mean Continental Energy Corporation, a foreign private issuer incorporated in British Columbia, Canada, whose shares trade on the OTCQB under the symbol "CPPXF".

•Date Format - Dates are expressed in this Annual Report in the form "6/30/20", which in this case means 30 June 2020.

•Fiscal Year - The Company's fiscal year ends on June 30th and the term "Fiscal Year" shall refer to a year so ending. This Annual Report is for the period pertaining to our Fiscal Year ended on 6/30/20, which is herein referred to as "Fiscal 2020", and includes audited annual consolidated financial statements as at that date.

•Report Date - The date of this Annual Report is 10/28/20, which is referred to herein as the "Report Date". This Annual Report was prepared during October 2020 and the information contained herein is current and valid as at the Report Date.

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

ITEM-1 : Identity Of Directors, Senior Management And Advisers

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-1 is not applicable. Disclosure of information on directors and senior managers may instead be found in Item-6.

ITEM-2 : Offer Statistics And Expected Timetable

This Form-20F is filed as an Exchange Act "Annual Report" and not as a "registration statement" and therefore the provision of information called for by this Item-2 is not applicable.

ITEM-3 : Key Information

A. SELECTED FINANCIAL DATA.

The financial data for Fiscal Years ended 6/30/18, 6/30/19, and 6/30/20 as shown in the following table is derived from our audited financial statements as indicated in the independent auditor's report included elsewhere in this Annual Report. The data for the Fiscal Years ended 6/30/16 and 6/30/17 are derived from the Company's audited financial statements, not included herein, but filed with previous Form-20F Annual Reports and incorporated herein by this reference. Commencing from 7/01/11 and for the Fiscal Years ended 6/30/12 and later, the Company's financial statements were prepared in accordance with International Financial Reporting Standards {"IFRS") as issued by the International Accounting Standards Board ("IASB") instead of GAAP. The Company's first annual IFRS consolidated financial statements were prepared for the Fiscal Year ended 6/30/12 with restated comparatives for the previous Fiscal Year ended 6/30/11.

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

Selected Financial Data For Last Five Fiscal Years
	For Last 5 Fiscal Years Ended
In US$ 000's, except for shares data	6/30/20	6/30/19	6/30/18	6/30/17	6/30/16
Revenue	-	-	-	-	-
Net Loss	(355)	(516)	(712)	(439)	(473)
Loss Per Share – Basic	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Loss Per Share – Diluted	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Dividends per Share	-	-	-	-	-
Weighted Average Number of Shares (000's)	174,715	171,091	152,620	123,015	123,015
Working Capital (deficiency)	(549)	(318)	(537)	(1,721)	(1,282)
Oil and Gas Properties	-	-	-	-	-
Long Term Debt	152	81	-	-	-
Shareholders Equity (deficiency)	(701)	(399)	(536)	(1,720)	(1,280)
Total Assets	92	102	78	54	7

Foreign Currency Exchange - The Company's financial statements are stated in US Dollars ("$" or "US$"). The Company transacts most of its business in US Dollars but has some expenditures and deposits denominated in two other currencies: Canadian Dollars ("CDN") and Indonesian

Rupiah ("IDR"). The following table sets forth the rate of exchange for these currencies upon the last trading day at the end of the 5 most recently completed Fiscal Years and at the most recently completed calendar month preceding the Report Date.

Foreign Currency Exchange Rates
Equal to One US Dollar
	CDN	IDR
Month Ended 9/30/20	1.3339	14,918
Fiscal Year Ended 6/30/20	1.3577	14,295
Fiscal Year Ended 6/30/19	1.3086	14,121
Fiscal Year Ended 6/30/18	1.3140	14,330
Fiscal Year Ended 6/30/17	1.2982	13,333
Fiscal Year Ended 6/30/16	1.2991	13,204

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

a)Emerging Economy Operational Risk - A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) related parties, 5) risk management and disclosure, 6) internal  controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. Most of these risks are described in the following paragraphs.

b)Corporate Structure, Indonesia Corporation Law, and the Two Tier Board - The Company operates its Indonesian business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia. Indonesian law requires a new company to have at least two shareholders and a two board governance structure consisting of a managing board of directors having at least one director and a supervisory board of commissioners having at least one commissioner. Both boards are shareholder elected. The board of commissioners advise and supervise the board of directors who manage the company's operations. The Company exerts absolute control over its Indonesian subsidiaries due to its shareholder voting control and control of the composition of both board its Indonesian subsidiaries.

c)Political Risk - The Company's business activities and investments are all located out of its home jurisdiction of Canada and are subject to the political risks of foreign investment. These include potential changes in laws affecting foreign ownership, contract and area tenure, government participation, taxation, royalties, duties, rates of exchange and exchange controls. Any new government policies that are adverse to the Company's interests could include a change in crude oil or refined petroleum products pricing policy, expropriation, nationalization, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls. Direct and indirect effects of the decline in value of the local currency have included high levels of domestic inflation, reductions in employment, high interest rates, unavailability of traditional sources of financing, and an overall contraction in commercial business activity. The normal economic conditions in any country may sustain shocks that exacerbate adverse economic conditions and such shocks could originate from various sources, including social unrest, terrorism, Islamic fundamentalism, secessionist provinces, lack of government effectiveness due to political uncertainty, or policy initiatives that are adverse to foreign investment.

d)Taxation Risks on International Operations - The governments and other regulatory agencies in Indonesia may make changes in laws or regulations relating to taxation or impose higher tax rates which may affect the Company's operations in a significant manner. These governments and agencies may not allow certain deductions in calculating tax payable that the Company believes should be deductible under applicable laws or may have differing views as to values of transferred properties.

e)Jurisdiction Conflict Risk on International Operations - The Company's international operations may also be adversely affected by laws and policies of Canada, the United States and other jurisdictions affecting foreign trade, taxation and investment. The Company may be at a disadvantage in that it may be required to compete against corporations or other entities from countries that are not subject to Canadian laws and regulations, including the Corruption of Foreign Public Officials Act or similar legislation of other jurisdictions, including the United States Foreign Corrupt Practices Act. Residents or nationals of countries not subject to such legal regimes may offer inducements to foreign governments and foreign public officials to entice such governments and officials to deal with them to the disadvantage of the Company. Furthermore, in the event of a dispute arising from international operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

f)Legal Risks in International Operations - Some of the jurisdictions in which the Company operates may have less developed legal systems than jurisdictions with more established economies which may result in risks such as (a) difficulty in obtaining effective legal redress in the courts of such jurisdictions, whether in respect of breaches of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; () the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or () relative inexperience of the judiciary and courts in such matters. There can be no assurance that joint operations, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or other third parties and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured. Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed.

g)Legal System Differences in Indonesia - Indonesia uses a Civil Law legal system based on the Roman-Dutch Model influenced by Customary Law which differs to a modest extent from the Common Law legal system used in Canada and the USA. Civil Law is the most widespread type of legal system in the world, applied in various forms in approximately 150 countries. The Civil Law system is derived mainly from the Roman Corpus Juris Civilus, a collection of laws and legal interpretations compiled under the East Roman (Byzantine) Emperor Justinian I between A.D. 528 and 565. Roman-Dutch Model refers to a variant type of Civil Law originally based on Roman Law as applied in the Netherlands. Roman-Dutch Model Civil Law serves as the basis for legal systems in several modern day countries, including Indonesia, all of whom were formerly Dutch colonies. The Dutch historian/lawyer Simon van Leeuwen coined the term "Roman-Dutch law" in 1652.

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

h)Anti-Corruption Violations - The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws generally prohibit companies from making improper payments to foreign officials for the purpose of obtaining or retaining business. Given the nature of the Company's business and international operations, the Company has extensive regulatory and business interaction with governments and government-owned entities and frequent contact with persons who may be considered foreign officials in parts of the world that have experienced governmental corruption to some degree, and in which strict compliance with anti-bribery laws may conflict with local customs or practice. While the Company has an anti-corruption compliance policy, the Company cannot guarantee that its employees, officers, directors, agents, contractors, counterparties, or business partners have not in the past or will not in the future engage in conduct undetected by the Company's processes and procedures and for which the Company might be held liable under applicable anti-corruption laws. Violations of these laws, or allegations or investigations of allegations of such violations, could harm the Company's reputation, disrupt its business and result in a material adverse effect on the business, results of operations, and financial condition of the Company.

i)Government Approvals - The Company is dependent on receipt and maintenance of Indonesian government approvals, licenses, and permits to develop and operate its business. Any change in government or legislation or delays in receiving government approvals or permits may delay the realization of the Company's projects. The Company's contractors and other counterparties who are subject to similar regulatory requirements may also face similar delays or fail to obtain or maintain the necessary approvals, licenses, registration or permits. If any of these occur, the Company or the sub-contractors or other counterparties that perform obligations for it could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

j)Licensing and Regulatory Requirements - The Company's current operations are, and future operations will be, dependent upon the maintenance of appropriate licenses, leases, regulations and approvals of governmental authorities for construction, operation, marketing, pricing, transportation and storage of crude oil, natural gas and refined petroleum fuels and products, taxation and environmental and health and safety matters. The Company cannot guarantee that authorizations will be granted, renewed, renewable, extended, or may be withdrawn, or made subject to limitations or onerous conditions. The Company is subject to extensive government laws and regulations governing many aspects of its business. Although the Company believes it has good relations with the governments of the countries in which it operates, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Company may operate in the future, will not materially adversely affect the business or financial condition of the Company.

k)Marketability Risks - The marketability of refined petroleum products, fuels, crude oil, and natural gas utilized or produced by the Company will be affected by numerous factors beyond the control of the Company. These factors include physical and chemical characteristics and quality, market fluctuations, the proximity and capacity of petroleum transport and processing infrastructure. All of these factors could result in a material decrease in the Company's net revenue or a material increase in operating costs, causing a material adverse effect on the Company's business operations.

l)Fluctuating Commodity and Refined Product Prices - The prices of the Company's commodity feedstocks and refined petroleum fuels and products  can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a degree of price volatility.

m)Competitive Risk - The upstream and downstream petroleum industry in Indonesia is competitive in all its phases. The Company actively competes for capital, skilled personnel, undeveloped land, acquisitions, access to equipment, access to processing facilities, pipelines, and marine tankers, and in all other aspects of its operations. The Company's competitors include oil and gas companies which many have greater technical and financial resources, staff and facilities than those of the Company. Some of those competitors not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw. The Company's ability to effectively compete in the future will depend not only on its ability to develop its  present projects, but also on its ability to capitalize on new opportunities. Competitive factors in the distribution and marketing of refined petroleum products, crude oil and natural gas include price and methods and reliability of delivery.

n)Minority Shareholding Risks - The Company from time to time holds only a minority or similar non-controlling shareholding interest in a partially owned subsidiary company which in turn owns and operates a particular project, property, business, and/or investment. In such cases the Company may exert no direct management control and have only very limited influence on decisions which may impact the performance of such partially owned subsidiary. This lack of direct management control could have a detrimental effect upon the value of the Company's interests.

o)Joint Arrangements and Non-Operatorship - The Company may carry out a portion of its business through joint operations and similar arrangements with third parties. These arrangements involve a number of risks, including: disputes with partners in connection with the performance of their obligations under the relevant joint operating agreements, disputes as to the scope of each party's responsibilities under such arrangements, financial difficulties encountered by partners affecting their ability to perform their obligations under the relevant joint operating agreement, and conflicts between the policies or objectives adopted by partners and those adopted by the Company. In joint operating agreements where the Company is a non-operator, there are risks of limited ability to influence or control operations or future development, safety and environmental standards, and timing and amount of capital expenditure spending. The Company's partners that operate these properties may not necessarily share the Company's health, safety and environmental standards or strategic or operational goals, which may result in accidents, regulatory misalignments, project delays or unexpected future costs, all of which may affect the viability of these projects. In the event that the Company encounters any of the foregoing issues with respect to its joint operating partners, its business, prospects, financial condition and results of operation may be materially and adversely affected. As a result, the Company's ability to execute its business plan may be constrained by partner involvement and the action of its joint operating partners particularly where the joint operating partner is the operator and/or holds a significantly larger interest in the property than the Company.

p)JV Partner Risk - Any number of risks beyond the control of the Company could have a detrimental effect on the Company's JV partners, including the JV Operator and cause them to be unable to fund their own share of JV costs or meet their share of JV commitments. In such case there is a high degree of risk that the Company would not be able to take up and pay a failed partner's share of JV costs and the Company's own JV interest may thereby be detrimentally affected.

q)Counterparty Credit Risk - In the normal course of business, the Company enters into contractual sales and purchase relationships with counterparties including suppliers of crude oil feedstock and other commodities and offtake of refined fuels and products. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses. Fluctuations in prevailing prices of could have a material adverse effect on the operations and financial condition of such counterparties. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. Losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect the Company's financial condition.

r)Transport Risk - The marketability of any oil, gas, or refined petroleum products which the Company may produce may be affected by numerous factors beyond the control of the Company. These factors may determine whether a new project is commercially viable at all, and include the proximity and capacity of existing pipelines, storage capacity, power transmission lines, and the locations of principal off-takers or markets.

s)Operating Risks - Oil, gas, and electricity production operations involve risks normally incident to such heavy industrial activities, including fires, spills, equipment failure, accidents, and well blowouts. Any of these hazards could result in damage to, or destruction of, our facilities or properties. Such hazards could also injure persons or adversely affect the environment. Dealing with such damage could greatly increase the cost of operations and detrimentally affect our financial condition.

t)Infrastructure Risk - Petroleum transport, storage, and delivery infrastructure development in areas of Indonesia in which the Company operates are often limited. This may affect the Company's ability to receive crude oil feedstock and deliver refined fuels and petroleum products to available markets. There can be no assurance that lack of infrastructure in areas in which the Company operates, actions by companies doing business there, or actions taken by the international community will not have a material adverse effect on the available infrastructure and in turn on the Company's ability to operate and on its financial conditions or operations.

u)Environmental Concerns - Both the upstream and downstream sectors of the oil and gas industry are subject to extensive and changing international, national and local environmental and safety laws, regulations, treaties and conventions in force in the jurisdictions in which the Company operates (for example, in relation discharge of materials into the environment and otherwise relating to environmental protection). This legislation may change in a manner that may require additional or stricter standards than those now in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations. Such legislation or regulations may require additional capital expenditures or operating expenses in order for the Company to maintain compliance with international and/or national regulations. The Company may also become subject to additional laws and regulations if it enters new markets.

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

v)Climate Change - Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws and regulations relating to climate change could increase the Company's costs of operating and could require it to make significant financial expenditures that cannot be predicted with certainty at this time. Additionally, adverse effects upon the oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for the Company's products. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas and refined petroleum products in the future. Any long-term material adverse effect on the oil and natural gas industry could have a significant financial and operational adverse impact on the Company's business that cannot be predicted with certainty at this time.

w)Health and Safety Risks - Many of our business activities are subject to health and safety standards imposed by federal, state, or local authorities of the countries in which we conduct our business activities. We may become subject to claims for liability for injuries or deaths to our workers or others against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

x)Covid 19 Pandemic Risks - The continuing direct and indirect impact of the Covid 19 pandemic on the Company presents a great risk and high level of uncertainty affecting the Company's ability to conduct its business, raise project finance, and implement development of its plans and projects.

y)Title Risk - We have or may acquire leases, rights or other real property associated with our projects, but the property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through our due diligence searches. We believe our interests are valid, but this is no guarantee against possible claims. If title to property associated with our projects is challenged, we may have to expend funds defending any such claims and our ownership interest therein may be detrimentally affected if we lose.

z)Price Volatility Risks - During the past few years, world oil and gas prices have undergone an unprecedented rise followed closely by a precipitous decline. Skyrocketing demand in emerging markets has driven electricity prices to record highs in many localities. This price volatility has substantial impact upon the international oil and gas and energy business and the Company's business in particular. The nature of the impact and its future effect upon the Company is almost impossible to determine with any degree of confidence. Continued volatility of oil, gas, and electricity prices adds substantial risk to the Company's efforts to plan, budget, or forecast its business activities. Price volatility may contribute to an inability of the Company to repay any debt or pay any obligations on its projects which could have serious and material adverse consequences on the Company.

aa)Currency/Exchange Rate Risk - Many of the financial obligations and commitments the Company from time to time undertakes in its international energy business are denominated in US Dollars. A substantial amount of the Company's business transactions are, and may be, denominated in other currencies, especially the Indonesian Rupiah. Fluctuations in these currencies may have a substantial effect on the Company's financial statements due to related gains or losses due to exchange rate changes. Significant variations in exchange rates could have a material adverse effect on the ability of the Company to meet its obligations because the Company is exposed to fluctuations in the value of the Rupiah against the US Dollar on working capital of the Company's Indonesian subsidiaries and of their respective Rupiah denominated accounts receivable, accounts payable and accrued liabilities, which are exposed to fluctuations against the US Dollar.

bb)Financing Risks - The Company is not generating income or revenue, has generated losses to date and does not presently have sufficient financial resources to undertake by itself all of its planned acquisitions. The Company's ability to continue as a going concern depends upon its ability to obtain new financing. There is no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. There is no assurance that the Company will be able to extend or defer its contractual work commitments in the event sufficient funds are not available. It is possible that prolonged inability of the Company to fund its commitments could result in a loss of some or all of its interest. Management is pursuing all available options to raise working capital and funds for its various projects. There can be no assurance that the management will be successful.

cc)Liquidity Risk - The future development of the properties of the Company and acquisition of new properties shall depend upon the ability of the Company to finance through the joint venturing of projects, debt financing, equity financing or other means. The Company intends to raise required additional funds by selling equity or debt securities, until it develops or acquires cash flow from operations. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts to a level for which funding can be secured. There is no assurance that the Company will be successful in obtaining such financing. This situation could be exacerbated by acts of international terrorism or unforeseen political disturbances. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of new properties and projects.

dd)Stock Market Volatility - The effect of volatile oil and gas prices as described above has had a huge effect upon the world stock markets and most companies, including the Company have seen a severe reduction in their market capitalization. Lower stock prices and loss of investor confidence reduce the Company's ability to raise equity capital on the stock markets.

ee)Risk of Future Changes in Regulatory Environment - Regardless of their location, our properties and our operations thereon are governed by laws and regulations relating to the development, production, marketing, pricing, transportation and storage of crude oil, taxation and environmental and safety matters. Changes to regulations or compliance with regulations may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company. Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

ff)Risks relating to our Common Stock - Shareholders' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities. In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our Company will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

gg)Risk of Concentration of Shareholder Control - Principal shareholders, senior management and Directors have significant influence regarding share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price. As of the Report Date, our senior management, Directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 47 percent of the issued and outstanding shares of our Company and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of Directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs (see "Share Ownership" below in this Annual Report).Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares. Employee, Director and consultant stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices.

hh)Stock Option Risk - Because the success of our Company is highly dependent upon our respective employees, our Company has granted to certain employees, Directors and consultants stock options to purchase shares of our common stock as non-cash incentives (see "Share Ownership" below in this Annual Report).To the extent that significant numbers of such stock options may be granted and exercised, the interests of the other shareholders of our Company may be diluted causing possible loss of investment value.

ii)No Dividend Distribution - We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. Our Board of Directors may never declare cash dividends, and such action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

jj)Penny Stock Rules - Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares. The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

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

kk)Limitations to Buy or Sell Shares - The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares. In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

ll)Indemnity of Officers and Directors - Our articles contain provisions that state, subject to applicable law, we must indemnify every Director or officer of our Company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that our Company's Directors or Officers may sustain or incur in the execution of their duties. Our articles further state that no Director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company. Such limitations on liability may reduce the likelihood of litigation against our Company's Officers and Directors and may discourage or deter our shareholders from suing our Company's Officers and Directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

mm)Management and Employee Risks - Key management employees may fail to properly carry out their duties or may leave, which could negatively impact our corporate operations and/or our share price. Our Company's financial condition and the success of our oil and gas operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and we may not be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations and/or financial condition, which may negatively impact our share price. We do not have key-man insurance on any of our employees.

nn)Key Management Risk - The Company depends entirely upon its management and personnel to identify, acquire, finance and operate a portfolio of upstream and downstream oil and gas assets through which the Company can grow. The Company's management is comprised of a small number of key employees with technical skills and expertise in the business, the loss of any one of whom could harm the Company. There is strong competition for qualified personnel in the oil and natural gas industry, as such there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. The Company does not currently maintain "key-man" insurance for any of its employees.

oo)Forward-Looking Statements - This Annual Report may contain forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ITEM-4 : Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

a)Name of the Company - The name of the company is "Continental Energy Corporation" and it is herein referred to as the "Company". Upon its incorporation on May 29, 1984, the name of the Company was "Intl. Focus Res. Inc." On January 3, 1996 the name was changed to "Continental Copper Corporation". On October 23, 1997 the name was changed to "Continental Energy Corporation".

b)Incorporation - The Company was incorporated under the Business Corporations Act of British Columbia on May 29, 1984 under incorporation number BC0278646 issued by the Province of British Columbia Registrar of Companies in Victoria, British Columbia, Canada.

c)Domicile - The Company is a limited liability company and its domicile is at its registered and records office located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone +1-604-687-5700, care of the Company's general counsel, McMillan LLP. The Company does not have an office in the USA.

d)Important Events – Except for those certain events described in Item-4.A.h and Item-4.A.i herein below, the Company has not made, during the fiscal year covered by this Annual Report and up to the Report Date, any important events in the development of the its business through any material reclassification, merger or consolidation or any of its significant subsidiaries; any acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting its business or to the types of business conducted; name changes; or any bankruptcy, receivership or similar proceedings with respect to the Company or any one of its significant subsidiaries.

e)Important Investments or Divestitures – Except for the CHI Transaction described in Item-8.B.c herein below, the Company has not made, during its last three financial years and up to the Report Date, any material capital expenditure investments and divestitures (including interests in other companies).

f)Important Planned Investments or Divestitures – As at the Report Date, the Company does not have any material capital expenditures and divestitures (including interests in other companies) planned and/or committed under contract. However, the Company is always looking to develop new business opportunities for expansion of its core business interests in upstream and downstream oil and gas within the Company's focus area of Indonesia. The Company expects to source external finance for any new acquisitions or opportunities realized.

g)Public Takeover Offers – During the fiscal year covered by this annual report and up to the Report Date, the Company has not received or sought any public takeover offers by third parties in respect of the Company's shares, nor has the Company made any public offers in respect of a takeover of other Companies' shares.

h)Material Events Occurring During the Fiscal 2020 Year -  7/01/19 to 6/30/20 – Described in Chronological Order

i)New Director Appointed - In a news release dated 10/01/19 the Company announced the appointment of a new and additional independent director, Mr. Stuart J. Doshi, to the Company's board of directors. He has also been appointed to serve on the Audit, Governance, and Compensation board committees. Mr. Doshi is a resident of San Francisco, California. Stuart is a graduate of the University of San Francisco with a degree in Finance and holds an MA in Economics from UC Santa Barbara. He has over 40 years of extensive experience in the founding, management, financing, and operations of energy and resource development business. He began his oil and gas career at Natomas Company soon after its acquisition of the Independent Indonesian American Petroleum Company (IIAPCO) and the discovery of substantial oil reserves in Indonesia's first offshore production sharing contract. Stuart rose through a variety of executive management positions to become director of corporate planning for Natomas at the time of its merger with Diamond Shamrock.

ii)Directors Meetings - In accordance with the Company's policy of holding periodic board meetings on or about the first Saturday of every other month. The meetings were held by VoIP conference call and all of the Company's directors were present at each meeting. The board discussed the Company's plans and progress on its objectives. The board held meetings during the second quarter of Fiscal 2020 were held on 8/03/19, 8/3119, and 9/30/19. The board held meetings during the second quarter on 10/05/19, and 12/07/19. The board held meetings during the third quarter on 1/04/20 and 3/07/20. The board held meetings during the fourth quarter on 5/02/20 and 6/06/20.

iii)Vice President Resignation - The Company's Vice President of Business Development gave notice of his resignation in order to pursue other personal opportunities. The resignation is effective on 12/07/19.

iv)Annual General Meeting Notice for Fiscal 2019 - The Company published notice that its Fiscal 2019 Annual General Meeting will be held on 12/09/19 at the Company's registered offices in Vancouver. All holders of the Company's shares as of the 10/28/19 (the "Record Date") for the meeting will be entitled to receive a package of proxy related materials including an Information Circular containing details of matters to be voted on at the meeting. The notice, agenda, and information circular were posted on SEDAR and available for public download. The same were mailed to those shareholders that were registered shareholders and non-objecting beneficial owners on the Record Date.

v)Audited Annual Financial Statements for Fiscal 2019 - The Company completed its annual audit for its Fiscal 2019 year ended 6/30/19. The audited annual consolidated financial statements, management discussion and analysis, and annual reports on Form-20F were filed on both SEDAR and on EDGAR and are available for public download.

vi)Annual General Meeting Held - The Company held its Fiscal 2019 Annual General Meeting on 12/09/19 at the Company's registered offices in Vancouver. By majority vote of those cast at the Annual General Meeting, incumbent directors McAdoo, Garrison, Aulia, Klein, and Doshi were re-elected to serve as directors until the next annual general meeting. Davidson and Co were re-appointed as the Company's auditors for Fiscal 2020.

vii)Board Committee Appointees Confirmed - At the board meeting held on 12/09/19, the standing committees of the board of directors were confirmed and constituted as follow:

Audit Committee

•Independent director Klein, Chairman of the Audit Committee.

•Independent director Doshi, Member of the Audit Committee.

•Executive director Garrison, Member of the Audit Committee

Governance Committee

•Independent director Doshi, Chairman of the Governance Committee.

•Independent director Klein, Member of the Governance Committee.

•Executive director McAdoo, Member of the Governance Committee.

Compensation Committee

•Independent director Doshi, Chairman of the Compensation Committee.

•Independent director Klein, Member of the Compensation Committee.

•Executive director Aulia, Member of the Compensation Committee.

Reserves Committee

•Executive director Aulia, Chairman of the Reserves Committee.

•Independent director Doshi, Member of the Reserves Committee

•Independent director Klein, Member of the Reserves Committee.

viii)Options Expired - A total of 500,000 incentive stock options expired in accordance with their terms on 01/07/20.

ix)Working Capital Loans - On 3/23/20, the Company issued two promissory notes to unrelated arms-length parties for an aggregate principal amount of $150,000 in respect of working capital loans to the Company. The notes bear non-compounding simple interest at a rate of six (6%) per year, become due and payable on 7/01/21, may be repaid together with all accumulated interest thereon, at the election of the holders, in cash or in the form of the Company's common shares valued at the volume weighted average trading price during the twenty business days preceding the maturity date or as a participation at the same terms of any private placement closed by the Company prior to the maturity date.

x)Warrants Amended - On 3/23/20, the term of a total of 14,000,000 outstanding common share purchase warrants held by unrelated parties were amended from an old expiry date of 6/30/20 to a new expiry date of 6/30/22. There was no change to the exercise price of five US cents ($0.05) each.

xi)Covid 19 Effect on Ongoing Operations - During the fourth quarter of fiscal 2020, the Company's ability to pursue its ongoing operations activities in both Indonesia and Canada This Quarter have been severely affected due to the Covid 19 pandemic largely due to travel limitations, face to face meeting restrictions, and many potential investors, partners, and contractors reducing their own activity for the same reasons.

i)Subsequent Material Events Occurring Since 6/30/20 up to the Report Date – Described in Chronological Order

i)Directors Meetings - In accordance with the Company's policy of holding periodic board meetings on or about the first Saturday of every other month. The meetings were held by VoIP conference call and all of the Company's directors were present at each meeting. The board discussed the Company's plans and progress on its objectives. The board held meetings subsequent to the 6/3-/20 fiscal year end on 7/04/20 and 9/12/20.

ii)Covid 19 Effect on Ongoing Operations - Subsequent to the end of fiscal year 2020 and up to the Report Date, the Company's ability to pursue its ongoing operations activities in both Indonesia and Canada have been severely affected due to the Covid 19 pandemic largely due to travel limitations, face to face meeting restrictions, and many potential investors, partners, and contractors reducing their own activity for the same reasons..

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

a)Majority and Wholly-owned Subsidiaries - From time to time the Company establishes certain wholly and exclusively owned and controlled subsidiary companies usually for a special and single purpose such as, for example, to own and hold the rights to build, own, and operate an oil refinery. The accounts of wholly-owned subsidiaries are consolidated into those of the Company. The Company's current business activities are limited to the upstream, midstream, and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia.  The Company operates these business activities through two special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia in 2017.

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

PT Kilang Kaltim Continental ("KKC")

KKC was incorporated on 12/05/17 under a foreign direct investment license with the Indonesian government and holds other licenses from the Ministry of Mines and Energy which permit it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province. The Company directly owns a total of 80% of the allocated share capital of KKC and indirectly owns the other 20% through its subsidiary PT-CHI's direct shareholding of 20% in KKC. KKC has a board of directors with one duly elected member and a board of commissioners with one duly elected member. Both the KKC director and the KKC commissioner are also directors of the Company As of 6/30/20 and at the Report Date, no other directors, officers, or senior executives of KKC have been appointed.

b)Joint Ventures - From time to time the Company enters joint ventures with other partners pursuant to a joint venture agreement or joint operating agreement. Such unincorporated joint venture arrangements are a customary practice for multiple otherwise unrelated companies to jointly own and share the risks and rewards of the oil, gas, and energy business. At the Report Date the Company's is not involved in any joint venture activities.

D. PROPERTY, PLANT, AND EQUIPMENT.

a)Oil and Gas Reserves - Historically the Company has been involved in oil and gas exploration and production activities, but as at the Report Date, we have not established substantive proved reserves that are material to our operations or financial position in accordance with reserve guidance set out in US SEC Industry Guide 2 - Disclosure of Oil and Gas Operations. We have not filed reports claiming oil or gas reserves to any other federal authority or agency since the beginning of the last Fiscal Year.

b)Oil and Gas Production- Historically the Company has been involved in oil and gas exploration and production activities, but as at the Report Date, we have not established oil or gas production.

c)Oil and Gas Drilling Activity - The Company has not participated in the drilling or completion of any number of oil or gas wells during each of our three most recently completed Fiscal Years.

d)Oil and Gas Acreage, Project Areas and Leases - The Company has not held acreage, project areas, or leases for oil and gas activities during each of our three most recently completed Fiscal Years.

e)Oil and gas costs. - The Company has not held incurred oil and gas exploration, drilling, acreage, leases, or project area costs for oil and gas activities during each of our three most recently completed Fiscal Years.

ITEM-4A : Unresolved Staff Comments

We are filing this Form-20F as an Annual Report under the Exchange Act and not as a registration statement, therefore the provision of information called for by this Item-4A is not applicable.

ITEM-5 : Operating and Financial Review and Prospects

A. OPERATING RESULTS.

The following discussion of the Company's financial results includes those for the most recently completed last three Fiscal Years ended 6/30/20, 6/30/19, and 6/30/18. As used below, the phrases "last year" and "prior year" refers to financial results for the same fiscal period ended 30 June of the previous Fiscal Year. Additional information on the Company's operating results is presented in the Exhibit-18 attachment to its audited annual financial statements entitled "Management Discussion and Analysis" made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

FINANCIAL RESULTS FOR THE COMPANY'S FISCAL YEAR 2020, ENDED 6/30/20

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2020 Ended 6/30/20 - Overall, the Company incurred a loss from operations during Fiscal 2020 of $355,119 compared to a loss of $516,860 for Fiscal 2019, a decrease of $161,741, primarily due to reduced expenditures on third party services. The Company incurred a loss per share of $0.00 in Fiscal 2020 compared to a loss per share of $0.00 in Fiscal 2019.

Finance during Fiscal Year 2020 Ended 6/30/20 - During Fiscal 2020, the Company received $170,000 in working capital loads from related parties and non-related party shareholders compared to $515,081 raised during Fiscal 2019. The Company's plans for raising finance during fiscal 2020 were restricted during the second half of the Current Fiscal Year due to Covid19 impacts.

Expenses during Fiscal Year 2020 Ended 6/30/20 - The Company's cash administrative costs were $299,022 during Fiscal 2020 compared to $405,295 during Fiscal 2019, a reduction of $106,273, primarily due to paying off promissory notes during Fiscal 2019 and reduced Fiscal 2020 expenditures on third party services and reduced operational costs attributable in the second half of Fiscal 2020 due to Covid19 impacts. Share-based payments expense were $52,495 during the Fiscal 2020 compared to $92,250 during the Fiscal 2019 primarily as a result of fewer new incentive stock options grants. Interest expense during Fiscal 2020r was $10,089 compared to $18,637 during Fiscal 2019, a reduction of $8,548, primarily due to paying off promissory notes during Fiscal 2019.

FINANCIAL RESULTS FOR THE COMPANY'S FISCAL YEAR 2019, ENDED 6/30/19

All balances referred to in the following discussion are in US$ currency unless otherwise indicated.

Loss during Fiscal Year 2019 Ended 6/30/19 - The Company incurred a loss from operations of $516,860 during Fiscal 2019 compared to a loss of $712,711 during Fiscal 2018, a decrease in loss of $195,851 from the prior year. The decrease is primarily attributable to non-cash financing costs associated with the Fiscal 2018 issue of common shares in lieu of cash to pay off convertible debt, incur transaction costs on an acquisition, and settle payable employee compensation. The Company incurred a loss per share of $0.00 in Fiscal 2019 compared to $0.00 in Fiscal 2018.

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

B. LIQUIDITY AND CAPITAL RESOURCES.

The following discussion of the Company's liquidity and working capital situation includes those for the most recently completed last three Fiscal Years ended 6/30/20, 6/30/19, and 6/30/18. Cash on hand is not sufficient to fund the Company's overhead costs and new business development costs for the immediate future. The Company intends to focus its efforts on development of its existing and identified refinery projects to generate revenue. The Company also intends to conduct additional fund raising activities both at the corporate level and for project finance during the next fiscal year.

•Working Capital Situation at End Fiscal 2020 on 6/30/20 - At the end of Fiscal 2020 on 6/30/20, the Company's consolidated financial statements reflect a working capital deficit of $549,182 compared to $317,523 at the end of the prior Fiscal 2019 year. During Fiscal 2020, the Company spent $171,789 on its operations. It received $150,000 in proceeds from loans from third parties and $20,000 from loans from related parties for a total of $170,000 for net cash flows from financing activities.

•Working Capital Situation at End Fiscal 2019 on 6/30/19 - At the end of Fiscal 2019 on 6/30/19, the Company's consolidated financial statements reflect a working capital deficit of $317,523 compared to a working capital deficit of $536,676 at the end of the prior Fiscal 2018 year. During Fiscal 2019, the Company spent $479,843 on its operations. It received $550,000 in private placements of common shares and warrants. The Company also repaid promissory note principal of $30,000 and interest of $4,919, for net cash flows from financing activities of $515,081.

•Working Capital Situation at End Fiscal 2018 on 6/30/18 - At the end of Fiscal 2018 on 6/30/18, the Company's consolidated financial statements reflect a working capital deficit of $536,676 compared to $1,721,256 in the previous year. Cash used in operating activities was $430,847 compared to $307,222 in Fiscal 2017 due to the Company's higher activities during Fiscal 2018. The Company received cash from financing activities of $436,576 compared to $331,090. During Fiscal 2018, the funds raised by the Company were primarily as a result of private placements whereas during Fiscal 2017, the Company had primarily received advances from its joint venture partners.

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

D. TREND INFORMATION.

The Company is aware of certain South East Asia and Indonesian market trends which we believe could have a material effect upon our business operations. These are:

•Rising Fuel Demand in Indonesia – Fuel demand in Indonesia already reached 1.6 million barrels per day (bpd). However, oil refining capacity only stands around 1.1 million bpd, implying that 43 percent of fuel consumption in Indonesia needs to be imported from abroad. Oil refining capacity today is roughly the same as it was 15 years ago, meaning that there has been limited progress in development of Indonesia's downstream oil industry. Without adding refining capacity, Indonesia is on track to become the world's largest fuel importer within the next decade.

•Indonesia Refinery Incentives - Indonesia currently has six oil refineries, all operated by the nation's state-owned energy company Pertamina. The government has continuously emphasized the need to boost investment in Indonesia's downstream oil industry and has deregulated permitting and provide pioneer industry status of tax holidays for private refiners. Stagnating investment is reflected by the fact that Pertamina has not built a new oil refinery in the last quarter of a century. Growing energy demand and manufacturing activities are creating investment opportunities in Indonesia's downstream oil and gas sector. While in the past most oil and gas would be exported, strong economic growth and rapidly rising household spending mean the sector is increasingly focused on the home market. The Indonesian government is pushing to expedite the industry's reorientation, which presents challenges and opportunities for businesses.

•Petroleum Refineries - The Indonesian government has been lethargic about adding oil refining capacity for the best part of the last two decades, which has created a substantial domestic supply gap and dependence on refined petroleum imports. The Energy and Mineral Resources Ministry has stated that Indonesia needs at least 750,000 barrels per day (bpd) in new refining capacity in addition to the current 1 million bpd (in practice refineries run below full capacity). Transportation fuel demand is rising quickly, as is feedstock demand from the petrochemical sector, which is forecast to outperform the overall economy over the coming years. Pertamina has entered into agreements with Middle Eastern companies and is seeking further cooperation with foreign firms on more refineries. Incentives to compensate for high upfront costs have been one of the main sticking points in negations, but as demand increases, so too does the pressure on the government to accommodate investors with more attractive arrangements to offset some of the capital risk.

•Crude Price Gap – Since 2011 there has been a marked change to the historical gap between the global market price of benchmark crude oils WTI and Brent. Prior to 2011, the Brent versus WTI spread traded in a range between a $4 discount for Brent to a $4 premium for Brent oil. The normal state of the relationship was a discount for the Brent crude. Brent has higher sulfur content than WTI, so Brent is more expensive to refine into gasoline. In addition, in years past there were greater supplies of Brent crude as the U.S. was a big importer of the commodity. Therefore, the Brent discount relative to WTI generally hovered between $2 and $4 per barrel. In recent years, volatility in the spread between the two oils has increased and Brent crude has moved to a premium to WTI. Near the Report Date Brent is trading at a $3 premium to WTI.

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

•Natural Gas Prices in SE Asia – Increasing consumer demand in SE Asia for electrical power is driving a rapidly growing market that is also becoming increasingly environmentally aware of the benefits of natural gas power generation over the traditional alternative of coal. Already, gas producers with access to any of the limited pipeline capacity of Indonesia enjoy long-term gas supply contract prices with commercial and sovereign cross-border buyers who pay at multiples of 3 to 5 times over peak season Henry Hub gas prices. New pipeline capacity is being laid to make more gas available to feed the demand. The Company sees the trend from coal to gas as the fuel of choice, and the continued increase in market demand for power, constrained by available transport capacity, as having a possible positive impact on the Company for any gas production or gas-fired power plants it develops.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The table below reflects our "Short Term" (at least one year), "Mid Term" (two to three years) and "Long Term" (over three years) debt and fixed contractual obligations for the upcoming five Fiscal Years:

Contractual Obligations as at 6/30/20
Obligation	Total	Short Term	Mid Term	Long Term
Debt Principal	70,000	70,000	nil	nil
Debt Service Interest	17,813	17,813	nil	nil
Non-Cancelable Leases	Nil	Nil	nil	nil
Environmental liabilities	Nil	Nil	nil	nil
Asset Retirement Obligations	Nil	Nil	nil	nil
Property Work Commitments	Nil	Nil	nil	nil
Totals	87,813	87,813	nil	nil

G. SAFE HARBOR.

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5.E and 5.F.

ITEM-6 : Directors, Officers, Employees and Their Compensation

A.DIRECTORS AND OFFICERS.

Directors - The term "Directors" as used herein includes and is limited to those persons duly elected or appointed to the Board of Directors of the Company in the manner provided for in the Company's articles of association and in accordance with applicable law.

•Terms - The Directors each generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company held each year normally in December. Directors serve until the next Annual General Meeting or until a successor is duly elected. In the event a Director's office is vacated for any reason then, in accordance with the Articles of the Company, casual vacancies may be filled by appointment by the remaining Directors. In such cases the persons filling the vacancy holds office until the next Annual General Meeting at which time they may be re-elected or replaced.

•Family Relationships -There are no family relationships between any of the Directors. There are no family relationships between any Director and any of the Officers of our Company.

•Non-Arm's Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Director or executive officer was selected.

•Non-Executive or Independent Directors - The Company distinguishes its Directors into two groups, "Executive Directors" and "Non-Executive Directors". Executive Directors are those Directors who also serve as executive Officers employed under contract for such service by the Company. Non-Executive Directors are also considered to be "Independent Directors" who do not also serve as executive Officers of the Company and have no contractual relationship with the Company for personal services outside those of being solely a Director.

•Directors at the Report Date - The names and other information concerning the sitting Directors of the Company at the Report Date are set forth in the following table. Directors of the Company may from time to time serve as the Directors or Officers of other public companies unrelated to the Company, and the following table also shows related parties and other public companies of which a Director may also serve as a Director.

Board of Directors
Director's Name	Type of Director	Age	First Appointed	Standing Committee Memberships	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Executive Director & Chief Executive Officer	66	Jan 1999	Governance	Emerging Markets Businessman & Petroleum Geologist	None
Phillip B. Garrison	Executive Director & Acting Chief Financial Officer	67	Sep 2007	Audit	Emerging Markets Businessman & Accountant	None
Karsani Aulia	Non-Executive & Independent Director	67	Mar 2017	Compensation, Reserves	Emerging Markets Businessman & Petroleum Geologist	None
Glenn Klein	Non-Executive & Independent Director	73	Oct 2018	Audit, Compensation, Governance, Reserves	Emerging Markets Businessman & Banker	None
Suresh J. Doshi	Non-Executive & Independent Director	75	Sep 2019	Audit, Compensation, Governance, Reserves	Emerging Markets Businessman & Energy Executive	Geopetro Resources Company

•Experience and Principal Business Activities of the Directors - A brief description of the qualifications, experience, and principal business activities of each Director referenced in the preceding table follows:

➢Executive Director - Richard L. McAdoo holds a Bachelors and a Master's degree in Geology from Texas Tech University; and a Master's degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 35 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, former Soviet Union, and Southeast Asia. A long-time resident of Jakarta, Indonesia, he is a tireless promoter of small or stranded oil and gas fields as ideal candidates for innovative conventional and alternative energy solutions to the SE Asia region's chronic undersupply of electrical power and transportation fuels.

➢Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex's Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director.  He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during the conflict there.

➢Executive Director – Karsani Aulia is a resident of Jakarta, Indonesia. He is a graduate of the Bandung Institute of Technology and received his Master's degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982. He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex's onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council. From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia.

➢Non-Executive Director – Glenn S. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years' experience and is an expert in international corporate debt restructuring in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at RBC branches in Vancouver, Regina, and Montreal. He rose to Regional General Manager for RBC based in Dubai, with responsibility for RBC's interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years. Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Dubai based Senior Vice President of Emirates NBD, by assets the largest bank in the Middle East. At ENBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period. He is also a member of the working group for the SWIFT bank transfer system based on a nomination by the Canadian Bankers Association.

➢Non-Executive Director – Suresh "Stuart" J. Doshi is a resident of San Francisco, California. Stuart is a graduate of the University of San Francisco with a degree in Finance and holds an MA in Economics from UC Santa Barbara. He has over 40 years of extensive experience in the founding, management, financing, and operations of energy and resource development business. He began his oil and gas career at Natomas Company soon after its acquisition of the Independent Indonesian American Petroleum Company (IIAPCO) and the discovery of substantial oil reserves in Indonesia's first offshore production sharing contract. Stuart rose through a variety of executive management positions to become director of corporate planning for Natomas at the time of its merger with Diamond Shamrock. During his time at Natomas, Stuart served as manager of its crude oil marketing arm where he oversaw sales to global markets of millions of barrels of oil produced by Natomas from its Indonesian oilfields. Stuart also served in senior executive management positions with Energy Sources Group and Pan Pacific Petroleum before co-founding Geopetro Resources Company, where he continues to serve as Chairman and CEO. Stuart has been involved in taking energy companies public on the Toronto Stock Exchange and on the former American Stock Exchange (now NYSE MKT).

•Directors Changes During Fiscal 2020 – During Fiscal 2020 one new director, Mr. Suresh "Stuart" J. Doshi, was appointed a director of the Company on 9/30/19 by action of the board of directors. At the Company's AGM on 12/07/19 incumbent directors McAdoo, Garrison, Aulia, Klein, and Doshi were re-elected.

•Directors Changes Subsequent to End Fiscal 2020 – Since the end of Fiscal 2020 and up to the Report Date there have been no changes to the Company's board of directors.

Senior Management or Officers - The term "Officers" as used herein includes and is limited to those senior managers or executive managers who are either Chairman, President, Vice President, Secretary, Treasurer, CEO, COO, or CFO of the Company or hold position of similar capacity in wholly-owned subsidiaries.

•Terms - Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

•Family Relationships - There are no family relationships between any of the Company's Officers and Directors.

•Non-Arm's Length Arrangements - There are no arrangements or understandings between the Company and its major shareholders, customers, suppliers, or others, pursuant to which any Officer was selected.

•Management Contracts - Senior executive management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Officers of the Company.

•Officers at the Report Date - The names and other information concerning the incumbent Officers of the Company at the Report Date are shown in the following table.

Officers
Officer's Name	Positions Held	Age	Date First Appointed	Functional Expertise Brought to the Company	Other Public Company Directorships
Richard L. McAdoo	Chairman & Chief Executive Officer	66	Jan 1999	Businessman & Petroleum Geologist	None
Phillip B. Garrison	Director & Acting Chief Financial Officer	67	Nov 2018	Businessman & Accountant	None

•Qualifications and Experience of the Officers - A brief description of the qualifications, experience, and principal business activities of each Officer follows:

▪Richard L. McAdoo is the Company's Chairman and Chief Executive Officer or CEO. See other details in the preceding section concerning Directors experience.

▪Phillip B. Garrison is the Company's Acting Chief Financial Officer or Acting CFO. See other details in the preceding section concerning Directors experience.

B.COMPENSATION.

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

a)Compensation Policy Elements - An executive compensation policy has been established to acknowledge and reward the contributions of the executive Officers to the Company's success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize Company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company's current executive compensation program is comprised of the following components:

•Base Salary - Salaries of the Company's executive Officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive's position, location of employment, the executive's relevant competencies, experience, performance, and retention risk.

•Non-Equity Incentives - The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company's project development and strategic objectives. The granting of cash incentives requires the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual's performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

•2017 Stock Option Plan - The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives. Instead incentive compensation paid to the Company's executive Officers consists exclusively of Option-Based awards pursuant to the Company's formal stock option plan, from time to time approved by the shareholders. The Company' current incentive stock option plan was adopted and approved at an annual general meeting on 8/04/17. It is known as the "2017 Stock Option Plan", and permits the directors to grant up to 17,471,538 options to purchase common shares, an amount equivalent to 10% of the total common shares issued and outstanding on its approval date. A summary of other key elements of the 2017 Stock Option Plan is as follows:

a)Purpose of Plan - The purpose of the 2017 Stock Option Plan (the "Plan") is to provide the Company with an equity based compensation mechanism (in this case one common share (a "Share") of the Company underlying each "Option") to attract, retain and motivate qualified "Executives", "Employees" and "Consultants" (as each group is defined in the Plan) to contribute toward the long term goals of the Company. It also encourages such individuals to acquire Shares of the Company as long term investments, and thereby aligns the common interests of such individuals to those of the Company's other shareholders.

b)Oversight of the Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines, subject to the provisions of the Plan, those Executives, Employees and Consultants to whom Options are to be granted; the Exercise Price at which the Option may be exercised; the term for which the Option is to be valid; and the special terms or vesting milestones of the Option, if any, set out in the Option certificate delivered to the holder.

c)Participation in Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines those Executives, Employees and Consultants to whom Options are to be granted.

d)Maximum Number of Shares - The aggregate maximum number of Options which may be granted under the Plan, including any options granted pursuant to a previous plan, may not exceed ten percent (10%) of the total number of the Company's common shares issued and outstanding upon any grant date.

e)Rolling Return - If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan. Similarly, 10% of the new shares created on any Option exercise shall contribute to the available pool of Options available for grant.

f)Exercise Price of Option - The "Exercise Price" shall not be less than the "Market Value" of the Shares as of the grant date. The Market Value of the Shares for a particular grant date is the closing trading price of the Shares on the day immediately preceding the grant date, and may be less than this price only if it is within the discounts permitted by the applicable listing requirements and regulatory authorities.

g)Limitations on Grant Amounts - The following limitations shall apply to the Plan and all Options granted thereunder:

i.The maximum number of Options which may be granted to any one Option holder under the Plan within any twelve (12) month period shall be five percent (5%) of the total number of the Company's common shares issued and outstanding upon the grant date.

ii.If required by listing or regulatory rules, disinterested shareholder approval is required to the grant to Insiders, within a twelve (12) month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous twelve (12) months, exceed ten percent (10%) of the issued Shares;

iii.The maximum number of Options which may be granted to any one Consultant within any twelve (12) month period must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date; and

iv.The maximum number of Options which may be granted within any twelve (12) month period to Employees or Consultants engaged in investor relations activities must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date, and such options must vest in stages over twelve (12) months with no more than twenty-five (25%) of the Options vesting in any three (3) month period.

h)No Transfers - Options granted under the Plan are not transferable and may not be assigned.

i)Limitations on Term - The expiry date of an Option may be fixed by the Compensation Committee at the date of grant provided that the expiry date of no Option shall be later than the tenth (10th) anniversary of its grant date. Additionally:

i.In the event of the death or disability of the holder, the Options shall expire be exercisable by the holder's personal representative for a period of one-year from the date of death or disability.

ii.In the event of termination of employment, engagement, or holding of the office for which the Options were granted for any reason including resignation, the Option shall expire thirty (30) days after such termination.

•Pension Plan Benefits - The Company does not currently have any formal pension plans that oblige the Company to make payments or provide benefits at, following, or in connection with retirement of its Directors, Officers, or employees.

•Share-Based Awards - The Company does not currently have any formal short or long term share-based award plans that oblige the Company to make any direct grants and issues of Company securities to its Directors, Officers, or employees as compensation. The Company's Board may from time to time approve award of shares to directors, officers, and/or employees as a performance bonus for exemplary service to the Company in a situation where the awardee's efforts were instrumental.

b)Compensation on Termination - There are no Company policies providing for, and no provisions in the Company's employment agreements with its Officers or employees for, incremental payments to be made to them by the Company in the event of termination of their employment "Without Cause".

c)Compensation on Change of Control of Company - There are no Company policies providing for, and no provisions in the Company's employment agreements with its Officers or employees for incremental payments to be made to them by the Company in the event of termination of their employment on the event of any "Change of Control" of the Company.

d)Compensation of Directors-The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services solely in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the Company's Stock Option Plan and except for compensation paid to Directors who are also executive Officers. No cash compensation was paid to any Director of the Company for the Director's services as a Director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

e)Compensation of Officers and Directors- During its most recently completed financial year ended 6/30/20, the Company compensated its Directors and Officers as set forth in the following table. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

Summary Table - Compensation of Directors and Officers During Fiscal 2020
End Note >:		(1)		(2)			(3)			(4)	(5)
Name and Position Held	Fiscal Year Ended	Salary, Wages, and Fees		Shares Awards & Option Grants			Non-Equity Incentive Plans			Other	Total
		From Company	From Subsidiary	Value of Shares & Options	Number of Shares	Number of Options	Annual	Long Term	Pension	Value of All Other Compensation	US$ Compensation
Company Officers
Richard L. McAdoo(a) CEO and Director	6/30/20	Nil	$41,732	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$41,732
Phillip B. Garrison(b) Acting CFO and Director	6/30/20	$42,000	Nil	$20,998	Nil	2,000,000	Nil	Nil	Nil	Nil	$62,998
Officers of Subsidiaries
Karsani Aulia(c) Director and Officer of Subsidiary	6/30/20	Nil	$41,732	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$41,732
Non-Executive Directors		Fees
Glenn S. Klein Non-Executive Director	6/30/20	Nil	Nil	$10,499	Nil	1,000,000	Nil	Nil	Nil	Nil	$10,499
Suresh J. "Stuart" Doshi Non-Executive Director	6/30/20	Nil	Nil	$20,998	Nil	2,000,000	Nil	Nil	Nil	Nil	$20,998
Former Officer
Byron Tsokas(d) Vice President	6/30/20	$5,250	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$5,250

Notes to the table:

1Salary, wages, and fees paid directly by the Company or by a Company subsidiary as indicated.

2When applicable the value of any share-based performance reward or bonus, and for incentive stock options grants which reflects the fair value of stock options granted on the dates of grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility as a percentage; and e) no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

3Value of non-equity incentives and annual, long-term, and pension plan contributions for services rendered.

4Value of benefits and other forms of compensation paid for services rendered.

Notes to the directors and officers:

aThe Company's CEO is also an officer of a subsidiary of the Company and is compensated by it directly for services rendered to both the subsidiary and the Company.

bThe Company's Acting CFO was appointed to post on 11/07/19.

cThe Company's Executive Director is also an officer of a subsidiary of the Company and is compensated by it directly for services rendered to both the subsidiary and the Company.

dThe former Vice President resigned effective 11/06/19.

C.BOARD PRACTICES.

a)Number of Directors - The number of Directors on the Company's Board of Directors was fixed at five (5) directors at the fiscal 2019 annual general meeting. Under the Company's articles of incorporation, the Board is entitled to add one (1) director at any time.

b)Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting.

c)Independence and Executive Directors – At the Report Date, the Company has five sitting directors, three of whom are Executive Directors and two of whom are both Non-Executive Directors and also Independent Directors as described below:

i)Executive Directors – The Company considers three of its four directors, McAdoo, Garrison, and Aulia, to be "Executive Directors" by virtue of the fact that they are each salaried employees paid directly by the Company or by one the Company's subsidiaries for personal services rendered in their capacities as senior executive officers of the Company or of the subsidiary.

ii)Non-Executive Directors – The Company considers two of its five directors, Klein and Doshi, to be "Non-Executive Directors" by virtue of the fact that neither is a salaried employee paid by the Company or by a subsidiary of the Company for personal services and neither has been paid directly or indirectly for services rendered as a consultant, advisor, or contractor to the Company or to one of the Company's subsidiaries.

iii)Independent Directors – The Company considers two of its five directors, Klein and Doshi, to be "Independent Directors" by virtue of the fact that both are Non-Executive Directors, neither is holder of, or director or officer of a holder, of 10% or more of the Company's voting stock, and neither is a director, officer, or major shareholder of an affiliate controlled by the Company or in control of the Company.

Each also meets the requirements of an "Independent Director" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices.

d)Orientation of New Directors – The Company makes an effort to provide newly appointed or elected Directors with a copy of all policies, codes of conduct, and board committee charters then currently in effect at the time of election for their information. Additionally, the Company assists all new Directors with registering on the "NI 55-102 System for Electronic Disclosure by Insiders" or "SEDI"; and advising of the requirements for each new Director to file and view insider reports electronically that are required of Directors by Canadian Securities Administrators.

e)Nomination of Directors - The Company maintains a standing board committee, that in accordance with its charter, is charged with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board, or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. See Item-6.C.j "Governance and Nominating Committee" herein below.

f)Scheduled Bi-Monthly Meetings - The board of directors has adopted a policy to hold periodic board meetings on or about the first Saturday of every other month. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require resolution by board approval. Additional meetings are called as and when required.

g)Other Directorships – As at the Report Date, no directors of the Company are also serving as a director of any other reporting issuer in any jurisdiction, whether domestic USA or foreign, except for director Doshi who serves as director and CEO of Geopetro Resources Company, a USA company an issuer on the OTC-Pink.

h)Code of Business Conduct and Ethics - The Company publishes a written Code of Business Conduct and Ethics (the "Code"). The most recent revision of this Code was adopted by the board of directors and filed on SEDAR on 1/10/20. The Code is deemed to include all the Policies published and described in the following section.

i)The purpose of the Code is to promote ethical and responsible decision making by all of the directors, officers, managers, and all other employees of the Company. The core principles of the Code embrace the values of honesty, integrity, excellence, accountability, transparence, independence, and common-sense ethical responsibility.

ii)A complete copy of the Code has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices in the Company's home jurisdiction of Canada. The Code is in the form of a convenient PDF file which can be downloaded from the SEDAR website, and a search for the Company's 'Code of Conduct' filing dated 1/10/20, at http://sedar.com/search/. The Code is hereby incorporated into this Form-20F by this reference.

i)Published Corporate Policies – In addition to the Code described in the preceding section, the Company adopts from time to time and as deemed necessary or desirable certain policies, procedures, guidelines, and recommended practices or procedures for specific administrative, social, compliance, environmental, or ethical issues (each one of which are herein referred to as a "Policy"). Each Policy forms an integral part of the Code described in the preceding section. Policies are applicable to all directors, officers, full and part-time employees, casual hires, consultants, advisers, contractors, and suppliers who are working under direct contract to the Company or any one of the Company's wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its designated operational control. A complete copy of each Policy has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices in the Company's home jurisdiction of Canada. Each Policy is also available in the form of a convenient PDF file which, after a search for the Company's 'Other Security Holders Documents' filing dated 1/10/20, can be downloaded from the SEDAR website http://sedar.com/search/. Each Policy as filed on SEDAR is hereby incorporated into this Form-20F by this reference. As at the Report Date the Company has adopted, published, and made publicly available the following Policies on SEDAR, attached as part of the 'Code of Conduct' filing dated 1/10/20:

i)"Policy on Control of Information and Insider Trading" - The purpose of this Policy is to the purpose of this Policy is intended to prevent "Insider Trading" by persons in possession of "Material Non-Public Information" concerning the Company or its business operations and activities; prevent "Tipping" by persons in possession of the same information" from informing or conveying such knowledge to any other persons; and provide guidance to persons subject to this Policy to permit them to lawfully conduct legitimate transactions for their own personal benefit in the securities of the Company.

ii)"Policy on Bribery and Anti-Corruption" - This Policy sets out the responsibilities of the Company and its affiliates, in preventing Bribery and Corruption of Government Officials. This Policy also applies to individuals and corporate counterparties who work for and conduct business on behalf of Continental, all of whom have a separate personal responsibility and may separately be held accountable and personally liable for any Bribery or Corruption issues that may arise. This Policy is intended to guide management, individual personnel, and corporate counterparties to recognize situations which might give rise to possible Bribery and Corruption concerns and the procedures for preventing, reporting, and dealing with such issues.

iii)"Policy on Compliance with Sanctions and Trade Restrictions" - This Policy sets out the responsibilities of the Company and its subsidiaries, associates, affiliates, and personnel in complying with applicable international economic and legal "Sanctions" (as such term is broadly defined in Section-4 of the Policy to include Embargoes, Trade Restrictions, Asset Freezes, Export Controls, and Financial Prohibitions, and other types of Sanctions), many of which are intended to combat global terrorist activities, enforce laws, and/or force political change. This Policy also applies to individuals and corporate counterparties who work for and conduct business on behalf of the Company, all of whom have a separate personal responsibility and may separately be held accountable and personally liable for any Sanctions related issues that may arise. This Policy is intended to guide management, individual personnel, and corporate counterparties to recognize situations which might give rise to possible Sanctions concerns and the procedures for preventing, reporting, and dealing with such issues.

j)Standing Board Committees - The Company's Board of Directors has created four "Standing Committees", each made up of at least 3 directors who are charged with the responsibility of coordinating, reviewing, and establishing working guidelines with certain corporate governance matters. Each Standing Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as and when the Board deems necessary or appropriate. A complete copy of each Charter has also been filed and made publicly available on the Canadian Securities Administrators SEDAR system in accordance with requirements of Part-2.3 of NI 58-101 Disclosure of Corporate Governance Practices in the Company's home jurisdiction of Canada. Each Charter is also available in the form of a convenient PDF file which can be downloaded from the SEDAR website http://sedar.com/search/. Each Policy as filed on SEDAR is hereby incorporated into this Form-20F by this reference. Each one of the four Standing Committee Charters as filed on SEDAR is hereby incorporated into this Form-20F by this reference, and the most recent revisions of the Charters for each of the four Standing Committees were filed on SEDAR dated 1/10/20. The four Standing Committees are:

i)Audit Committee and its Charter - The Company's Board of Directors has created a standing "Audit Committee" and charged it with the responsibility of coordinating, reviewing, and working with the Company's accountants and auditors regarding the preparation, review, and approval of the Company's annual audited financial statements and related regulatory filings in both Canada and the USA. The Audit Committee operates under a formal written Charter that is adopted by the Board and amended from time to time as and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Audit Committee is dated 1/10/20.

a.In addition to its USA reporting obligations, our Audit Committee operates under the Company's obligations pursuant to the regulatory practices prescribed by the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

b.The Audit Committee does not consist of the entire Board of Directors. At the Report Date the Audit Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees. The two Independent Directors on the Audit Committee are directors Klein and Doshi and Mr. Klein serves as Audit Committee chair.

c.The Company considers all three members of the Audit Committee to be "Financially Literate" as such term is defined in Part-1.6 of NI 52-110 Audit Committees.

d.The Company considers all three members of the Audit Committee to be "Audit Committee Financial Experts" as such term is defined in Regulation S-K 17 CFR Part 229.407(d)(5)(ii).

ii)Governance and Nominating Committee and its Charter - The Company's Board of Directors has created a standing "Governance and Nominating Committee" and charged it with responsibility for oversight of the periodic review, amendment, and approval of the Company's "Code of Business Conduct and Ethics"; and with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. The Governance and Nominating Committee operates under a formal written Charter that is adopted by the Board and amended from time to time as and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Governance and Nominating Committee is dated 1/10/20.

a.The Governance and Nominating Committee does not consist of the entire Board of Directors. At the Report Date the Governance and Nominating Committee has three duly appointed members, two of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Klein and Doshi.

b.The Governance and Nominating Committee is expressly established with the intent of operating in full compliance with Continental's obligations to the Canadian Securities Administrators pursuant to:

1.National Instrument 58-101 Disclosure of Corporate Governance Practices as last amended and in force and effect,

2.National Policy 58-201 Corporate Governance Guidelines as last amended and in force and effect, and

3.The certain provisions of Section-3.8 of NP-58-201 which provides that the Company's Board of Directors adopt a written code of business conduct and ethics that is applicable to directors, officers and employees of the issuer and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

iii)The Compensation Committee - The Company's Board of Directors has created a standing "Compensation Committee" and charged it with responsibility for oversight and periodic review of the Company's "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of Canadian National Instrument NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans". After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans. The Compensation Committee does not consist of the entire Board of Directors. At the Report Date the Compensation Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Klein and Doshi.

iv)Reserves Committee - The Board of Directors has created a standing "Reserves Committee" and charged it with responsibility for oversight of the preparation, review, and approval of the Company's oil and gas activity and reserves reporting. The Reserves Committee operates pursuant to the regulatory requirements prescribed by the Canadian Securities Administrators under National Instrument 51-101 Statement Of Reserves Data And Other Oil And Gas Information. The Reserves Committee does not consist of the entire Board of Directors. At the Report Date the Reserves Committee has three duly appointed members, a majority of whom are an "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Committee are directors Klein and Doshi.

D.EMPLOYEES.

During Fiscal 2020, including its corporate officers, the Company has five full time employees, four of whom are located at the Company's Indonesia representative office in Jakarta and the Indonesian offices of the Company's subsidiaries. Of the two employees who are not senior officers, one is accounting staff and the other is administrative and support staff. None of the Company's employees are not represented by a union.

E.SHARE OWNERSHIP BY DIRECTORS AND OFFICERS.

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

Voting Shares Owned by Directors And Officers
Type of Security	Name of Beneficial Owner	Number of Voting Securities Owned	% of Total Voting Securities Issued
Common Shares	Richard L. McAdoo, Director & CEO	13,579,158	7.77%
Common Shares	Phillip B. Garrison, Executive Director	3,000,000	1.72%
Common Shares	Karsani Aulia, Executive Director	1,000,000	0.57%
Common Shares	Glenn S. Klein, Independent Director	0	-.-
Common Shares	Stuart J. Doshi, Independent Director	3,906,875	2.23%
	Directors & Officers as a Group	21,486,033	12.30%
Common Shares	Total Issued & Outstanding	174,715,381	100.00%

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

Incentive Stock Options Held by Directors and Officers
Name of Optionee Directors & Officers	US$ Option Exercise Price	Date Option Expires	Number of Options	Percent Of Total
Richard McAdoo, Director & CEO	$ 0.05	30-June-2021	2,000,000	16.6%
Karsani Aulia, Director	$ 0.05	30-June-2021	2,000,000	16.6%
Phillip B. Garrison, Director & Acting CFO	$ 0.05	30-June-2021	4,000,000	33.3%
Glenn S. Klein, Director	$ 0.05	30-June-2021	2,000,000	16.6%
Stuart J. Doshi, Director	$ 0.05	30-June-2021	2,000,000	16.6%
Total Directors & Officers as a Group			12,000,000	100%
Other Optionees as a Group	n/a	n/a	0	0
Total Stock Options Outstanding at the Report Date			12,000,000	100%

ITEM-7 : Major Shareholders and Related Party Transactions

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

Issued and Outstanding Share Capital - At the Company's most recently completed fiscal year ended on 6/30/20, the total number of common shares issued and outstanding was 174,715,381. As of the Report Date the total number of common shares issued and outstanding is 174,715,381. Zero preferred shares were issued at the end of Fiscal 2020, and none are issued as of the Report Date. The authorized and issued share capital of the Company is summarized in the table below.

Authorized And Issued Share Capital
Authorized Share Capital		Issued and Outstanding Share Capital
Type of Security	Number of Shares	Audited FY End 6/30/20	Last Unaudited Month End 9/30/20	At The Report Date
Common Shares	500,000,000	174,715,381	174,715,381	174,715,381
Preferred Shares	500,000,000	0	0	0

Fully Diluted Basis Shareholding - As at the Report Date, on a fully diluted basis, there are 174,715,381 common shares of the Company either issued or allocated under unexercised outstanding options, warrants, and debt conversion rights. This fully-diluted total includes 199,715,381 common shares actually issued and outstanding plus 25,000,000 outstanding unexercised warrants to purchase additional common shares and a total of 12,000,000 outstanding unexercised incentive stock options; all as summarized in the table below.

Fully Diluted Shareholding
Type of Security	Audited FYE 6/30/20	Last Unaudited Month End 9/30/20	At The Report Date
Common Shares	174,715,381	174,715,381	174,715,381
Warrants	25,000,000	25,000,000	25,000,000
Options	12,000,000	12,000,000	12,000,000
Fully Diluted Total	211,715,381	211,715,381	211,715,381

A.MAJOR SHAREHOLDERS.

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

Notes to Table:

1Major Shareholder, Malaysian businessman

2Major Shareholder, Malaysian businessman

3Major Shareholder, Chairman, and CEO of the Company.

4Major Shareholder, British Virgin Islands company owned by UAE resident family.

5Major Shareholder, Cayman Islands company owned by UAE resident family.

6The major shareholders listed do not include any possible major shareholders whose shares are held by nominee depositories CDS and CEDE as described in the following section. The Company is not aware of the identities of unregistered shareholders and beneficial owners of the shares held by nominee depositories CDS or CEDE.

Registered and Unregistered Shareholders - We estimate that the total number of Registered and Unregistered Shareholders of the Company is approximately 990, based on the following assumptions:

•Registered Shareholders - The Company knows the names, residences, and respective numbers of shares held by only those holders who possess a paper certificate on file with our registrar and transfer agent (collectively our "Registered Shareholders"). Each year our transfer and clearing agents Computershare and Broadridge furnish us with a list of Registered Shareholders entitled to vote at our annual general meeting and we use this list to mail proxy and meeting information, and some information about non-objecting beneficial owners who are unknown to us but hold our shares through an intermediary broker dealer or similar financial institution. As at the most recent record date for an annual general meeting we had 190 registered shareholders holding about 57% of our outstanding common shares.

•Unregistered Shareholders - The Company has researched to the best of its ability, the "Unregistered Shareholders". The shares of our Unregistered Shareholders are commonly held by brokerage firms that use a share depository institution as its nominee and clearing house on behalf of banks, brokerage firms, institutions and their respective clients. Two of these share depository institutions, CDS and CEDE, hold a majority of the Company's issued and outstanding common shares as shown in the preceding table. Canadian Depository for Securities, Inc., or "CDS" is a Canadian depository and "CEDE" an American nominee of the Depository Trust Company is a USA depository. The actual number of shareholders, the amount of shares owned by each, the residence of each, and the identities of each actual individual shareholder represented by the CDS and CEDE holdings is not known to the Company except for a limited amount of shareholders who have elected to receive annual meeting proxy and other information directly from the Company. We estimate the number of our Unregistered Shareholders from the number of proxy materials requested of the Company by various brokerage houses for distribution to our shareholders at the record date of our most recently held annual general or special shareholders meeting. Unregistered Shareholders hold about 43% of our outstanding common shares.

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

B.RELATED PARTY TRANSACTIONS.

Management Compensation - During this fiscal year ended 6/30/20, the Company paid or accrued salary, fees, or other compensation to the Company's officers in the amount of $130,895.

Related Party Balances - As at the 6/30/20 end of this fiscal year, the Company owes its officers an aggregate amount of $271,683 as accumulated but unpaid salary and fees.

Loans from CEO - As at the 6/30/20 end of this fiscal year, the Company owes its CEO an aggregate amount of $87,500 for personal loans made by him to the Company during and prior to Fiscal 2018. This loan is interest free with no fixed repayment terms.

Loans from Directors - As at the 6/30/20 end of this fiscal year, the Company owes $20,000 to two directors for personal loans in the amount of $10,000 each, made by them to the Company during Fiscal 2020. These loans are interest free with no fixed repayment terms.

Salary Suspension - CEO - During the fiscal year ended 6/30/18, the Company's CEO voluntarily suspended and terminated payment and accrual of salary commencing from 7/01/17 and continuing at the Report Date until such time as the Company's financial condition permits a resumption of such cost.

Options Grants - During this year ended 6/30/20, the Company granted a total of 5,000,00 incentive stock options to three directors. The options have an exercise price of US$ 0.05 per share and an expiry date of 6/30/21.

Other Related Party Transactions - Except for the related party transactions described in the preceding paragraphs or in the notes to the financial statements, and to the extent of the Company's knowledge, during the Company's Fiscal Year ended 6/30/20 and up to the Report Date there were no loans, guarantees, transactions, or currently proposed transactions between the Company and

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

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

C.INTERESTS OF EXPERTS AND COUNSEL.

Since the end of the Company's Fiscal 2020, to the best of our knowledge, there are no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any auditors, experts, counsel, or independent advisors has had or will have any direct or material indirect interest.

ITEM-8 : Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

The Company's audited financial statements prepared using IFRS as issued by IASB, together with the independent auditor's report thereon for the Company's Fiscal 2020 year ended 6/30/20, are attached as an integral part field with this Annual Report. They are further described in "Item 18 - Financial Statements".

a)Canadian Financial Disclosure Standards NI 51-102 - The Company is obliged, in its home country of Canada, to prepare certain financial reports pursuant to the standards required by the Canadian Securities Administrators ("CSA") pursuant to National Instrument 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP (herein both referred to as "NI 51-102").

b)Electronic SEDAR Filings - NI 51-102 mandates that the Company file electronically, the Company's annual audited financial statements and its interim quarterly financial statements, together with a management discussion and analysis for each period, via the CSA's System for Electronic Document Archiving and Retrieval better known as "SEDAR". The Company began filing electronically on SEDAR in 1997. Copies of the Company's SEDAR filings may be downloaded from the SEDAR website at www.sedar.com.

c)Audited Annual Financial Statements - The Company prepares NI 51-102 annual audited consolidated financial statements as at its year end date of 30 June. These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.

d)Interim Quarterly Financial Statements - During the course of the Company's Fiscal Year, management prepares NI 51-102 compliant, unaudited, interim, quarterly consolidated financial statements together with a management discussion and analysis and files it on SEDAR within 60 days of each of the fiscal quarters ended 30 September, 31 December, and 31 March.

e)EDGAR Form-6K Filings – The Company has adopted the regular practice of filing its NI 51-102 compliant interim quarterly financial statements and management discussion and analysis on EDGAR under cover of Form-6K filings at the same time it files them on SEDAR.

f)Reporting Currency - Commencing for its 7/31/02 year end the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements since then on that basis. The accounts of the Company are prepared in U.S. dollars.

g)Canadian GAAP - Prior to and including the Company's Fiscal Year ended 6/30/11, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conformed in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to those financial statements.

h)IFRS - International Financial Reporting Standards - The Canadian Accounting Standards Board has mandated the replacement of Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly accountable enterprises. The effective changeover date for the Company was 7/01/11, at which time the Company ceased using Canadian GAAP and replaced it with IFRS. The Company issued its first set of interim quarterly financial statements prepared under IFRS for the quarter ended 9/30/11 including comparative IFRS financial results and an opening balance sheet as at 7/01/10. The first annual IFRS consolidated financial statements were prepared for the Company's fiscal year ended 6/30/12 which incorporated restated comparatives for the previous Fiscal Year ended 6/30/11. Commencing from 7/01/11, the Company's financial statements were and are prepared in accordance with IFRS as issued by the International Accounting Standards Board or IASB.

i)Dividend Distributions - Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. The Company has not declared any dividends for the last five Fiscal Years and does not anticipate that it will do so in the foreseeable future. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

j)Legal Proceedings - As of the Report Date, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

B. SIGNIFICANT CHANGES.

There have been no significant changes to the Company's foregoing financial information as described in this Item-8 above since the end of the fiscal year covered by this annual report on Form-20F and up to the Report Date.

ITEM-9 : The Offer and Listing

A. OFFER AND LISTING DETAILS.

Since 3/24/98, the Company's common shares trade on the OTC Markets in the United States under the symbol "CPPXF". The following table lists trading price history of the Company's common shares and the high and low trading prices for each of the past six months, each of the past eleven quarters, and each of the past five fiscal years.

Price History	US$	US$	Price History	US$	US$	Price History	US$	US$
For the Month	High	Low	For the Quarter	High	Low	For the Fiscal	High	Low
Ended	Price	Price	Ended	Price	Price	Year's Ended	Price	Price
09/30/2020	$0.02	$0.01	09/30/2020	$0.02	$0.01	06/30/2020	$0.01	$0.01
08/31/2020	$0.02	$0.01	06/30/2020	$0.03	$0.01	06/30/2019	$0.02	$0.02
07/31/2020	$0.02	$0.01	03/31/2020	$0.01	$0.01	06/30/2018	$0.03	$0.02
06/30/2020	$0.02	$0.01	12/31/2019	$0.01	$0.01	06/30/2017	$0.03	$0.02
05/31/2020	$0.03	$0.01	09/30/2019	$0.03	$0.03	06/30/2016	$0.02	$0.01
04/30/2020	$0.03	$0.01	06/30/2019	$0.02	$0.02
			03/31/2019	$0.02	$0.02
			12/31/2018	$0.01	$0.01
			09/30/2018	$0.04	$0.03
			06/30/2018	$0.03	$0.03
			03/31/2018	$0.03	$0.03

B. PLAN OF DISTRIBUTION. This Form-20F is filed as an "Annual Report" and the information called for by this Item-9.B is not applicable.

C. MARKETS. Since 3/24/98, the Company's common shares have been quoted and traded under the symbol "CPPXF" on the OTC Markets QB or Pink tiers or one of their respective predecessors.

D. SELLING SHAREHOLDERS. This Form-20F is filed as an "Annual Report" and the information called for by this Item-9.D is not applicable.

E. DILUTION. This Form-20F is filed as an "Annual Report" and the information called for by this Item-9.E is not applicable.

F. EXPENSES OF THE ISSUE. This Form-20F is filed as an "Annual Report" and the information called for by this Item-9.F is not applicable.

ITEM-10 : Additional Information

A. SHARE CAPITAL. This Form-20F is filed as an "Annual Report" and the information called for by this Item-10.A is not applicable.

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

C. MATERIAL CONTRACTS

As at the 6/30/20 end of Fiscal 2020, and at the Report Date, the Company does not hold any contracts with third parties that it deems material.

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

ITEM-11 : Quantitative and Qualitative Disclosure About Market Risk

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-11 is not applicable.

ITEM-12 : Description of Securities Other than Equity Securities

This Form-20F is filed as an Exchange Act "Annual Report" and therefore the provision of information called for by this Item-12 is not applicable.

PART-II

ITEM-13 : Defaults, Dividend Arrearages and Delinquencies

A.MATERIAL DEFAULT IN PAYMENT.

The Company is not in material default of any payments due at the end of the past Fiscal Year covered by this Annual Report or at the Report Date.

B.PAYMENT OF DIVIDENDS.

No payments of dividends of any kind have been made by the Company during the past Fiscal Year covered by this Annual Report or during the period up to the Report Date. No declarations of dividends of any kind have been made during the same period and consequently no dividend payments are accrued or in arrears.

ITEM-14 : Material Modifications to Security Holder Rights & Use of Proceeds

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

ITEM-15 : Controls and Procedures

A.DISCLOSURE CONTROLS AND PROCEDURES.

As required under applicable United States securities regulatory requirements, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures during the Fiscal 2020 year ended 6/30/20 to prevent a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as at the end of Fiscal 2020 on 6/30/20.

B.MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting during the Fiscal 2020 year ended 6/30/20, based on those criteria.

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

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

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in the Company's internal control over financial reporting procedures or in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

E.ACCOUNTING AND CONTROLLER FUNCTIONS.

Prior to 10/31/19 the Company outsourced its internal controller and accounting functions to AVISAR Chartered Professional Accountants of Langley, British Columbia, Canada. Beginning on 11/01/19 the Company ended this arrangement and the Company's Acting CFO and CEO resumed preparation of consolidated, un-audited, quarterly interim financial statements and reports. The Company's Acting CFO and CEO, in conjunction with the Company's auditors, also prepare the Company's annual audited financial statements and reports. This practice continues at the end of fiscal 2020 and is continuing as of the Report Date.

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

C. INDEPENDENT CERTIFYING AUDITOR'S FEES AND SERVICES.

The Vancouver, British Columbia, Canada based firm of Davidson & Company LLP ("Davidson") serves as the Company's independent auditors, and has since 12/31/14. Davidson is a member of the Chartered Professional Accountants of Canada British Columbia, a member of the Chartered Professional Accountants of Canada and is registered with the Public Company Accountability Oversight Board. Our Board of Directors appointed Davidson as our independent certifying accountant to audit our financial statements for the Fiscal 2020 period covered by this Annual Report.

Audit Fees - The aggregate fees to be billed by Davidson for professional services rendered for the audit of our annual financial statements for the year ended 6/30/20 are estimated at CDN$ 30,000. The aggregate fees billed by Davidson for professional services rendered for the audit of our annual financial statements for the previous fiscal year ended 6/30/19 were CDN$ 30,000.

Tax Fees - The aggregate fees billed by Davidson for professional services rendered and related to tax advice, return preparation, and tax planning for the year ended 6/30/20 were $ nil and the aggregate fees to be rendered by Davidson for similar services for the previous year ended 6/30/19 are also $ nil.

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

E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

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

PART-III

ITEM-17 : Financial Statements

The Company is providing its audited annual financial statements with this Annual Report on Form-20F in the substance and form described in the following list and the Signatures below:

List of Consolidated Financial Statements Filed Herewith as an Integrated Part of this Annual Report

(1)Financial Statement Title Page.

(2)Independent Auditor's Reports for the past three Fiscal Years ended 6/30/20, 6/30/19 and 6/30/18 by Davidson & Company LLP.

(3)Audited Consolidated Financial Statements for the past three Fiscal Years ended 6/30/20, 6/30/19 and 6/30/18, including:

a.Consolidated Statements of Financial Position.

b.Consolidated Statements of Comprehensive Loss.

c.Consolidated Statements of Cash Flow.

d.Consolidated Statement of Changes in Deficiency.

e.Notes to the Consolidated Financial Statements.

(4)Management's Discussion & Analysis for the 2020 fiscal year ended 6/30/20 made on Form 51-102F in accordance with the Company's obligations in its home country pursuant to the Canadian Securities Administrator's National Instrument NI 51-102 Continuous Disclosure Obligations and its Companion Policy NI 51-102CP.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONTINENTAL ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2020

Expressed in U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Continental Energy Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Continental Energy Corporation (the “Company”), as of June 30, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in deficiency for the years ended June 30, 2020, 2019, and 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years ended June 30, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Chartered Professional Accountants

Vancouver, Canada

October 28, 2020

Continental Energy Corporation

Consolidated Financial Statements

(Expressed in U.S. Dollars)

STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	30 June 2020	30 June 2019
Current		$	$
Cash		64,336	66,125
Receivables		1,739	9,818
Prepaid expenses and deposits		26,231	26,673
		92,306	102,616

LIABILITIES
Current
Accounts payable and accrued liabilities	12	446,409	332,639
Loans from related parties	12	107,500	87,500
Promissory notes	10	87,579	-
		641,488	420,139
Non-current
Promissory notes	10	152,478	81,513
		793,966	501,652
DEFICIENCY
Share capital	11	18,238,161	18,238,161
Share-based payment and other reserve	11	10,587,677	10,535,182
Deficit		(29,527,498)	(29,172,379)
		(701,660)	(399,036)
		92,306	102,616

Nature of Operations and Going Concern (Note 1)

- See Accompanying Notes –

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director & CEO

"Phillip B. Garrison", Director & Acting CFO

Continental Energy Corporation

Consolidated Financial Statements

(Expressed in U.S. Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Year Ended	Year Ended	Year Ended
	Note	30 June 2020	30 June 2019	30 June 2018
EXPENSES		$	$	$
Corporate administrative and office costs		65,079	75,901	118,693
Depreciation		-	-	731
Engineering and technical services		3,396	11,232	25,000
Interest and bank charges	10	10,089	18,637	9,541
Management and employee salaries	12	149,030	165,259	166,030
Professional fees		43,396	67,533	96,690
Regulatory compliance and filing fees		27,309	34,293	66,187
Share-based payments	11,12	52,495	92,250	41,950
Travel and accommodation		723	51,077	82,666
		(351,517)	(516,182)	(607,488)
OTHER INCOME (EXPENSES)
Interest and foreign exchange		(3,602)	(5,928)	(1,894)
Financing cost	9	-	-	(151,110)
Settlement of debt	11, 12	-	5,250	382,838
Transaction cost	6	-	-	(335,057)
Loss and comprehensive loss for the year		(355,119)	(516,860)	(712,711)
Loss Per Share - Basic and Diluted		(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares - Basic and Diluted		174,715,381	171,091,271	152,620,997

- See Accompanying Notes -

Continental Energy Corporation

Consolidated Financial Statements

(Expressed in U.S. Dollars)

STATEMENTS OF CASH FLOWS

		Year Ended	Year Ended	Year Ended
Cash Resources Provided By (Used In)	Note	30 June 2020	30 June 2019	30 June 2018
Operating Activities		$	$	$
Loss for the year		(355,119)	(516,860)	(712,711)
Items not affecting cash
Depreciation		-	-	731
Interest on promissory notes	10	8,544	16,432	7,486
Settlement of debt	11, 12	-	(5,250)	(382,838)
Financing cost	9	-	-	151,110
Share-based payments	11, 12	52,495	92,250	41,950
Transaction cost	6	-	-	335,057
Changes in non-cash working capital
Receivables		8,079	(2,212)	(5,131)
Prepaid expenses and deposits		442	12,783	84,562
Accounts payable and accrued liabilities		113,770	(76,986)	48,937
		(171,789)	(479,843)	(430,847)

Financing Activities
Private placements	11	-	550,000	350,000
Proceeds from issuance of promissory note	10	150,000	-	-
Promissory note principal repayment	10	-	(30,000)	-
Interest paid on promissory notes	10	-	(4,919)	-
Proceeds from exercise of warrants	11	-	-	20,000
Advances from joint venture partner	6	-	-	79,676
Proceeds from (repayment of) loans from related parties	12	20,000	-	(13,100)
		170,000	515,081	436,576

Change in cash		(1,789)	35,238	5,729
Cash Position – Beginning of Year		66,125	30,887	25,158
Cash Position – End of Year		64,336	66,125	30,887

Supplemental cash flow information (Note 14)

- See Accompanying Notes -

Continental Energy Corporation

Consolidated Financial Statements

(Expressed in U.S. Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

	Note	Shares Number	Share Capital Amount $	Share-Based Payment and Other Reserve $	Conversion Rights Reserve $	Deficit $	Total $
Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of CHI	6	14,000,000	541,796	158,204	-	-	700,000
Convertible debt settlement	9	10,350,000	517,500	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt	9	-	92,966	-	(92,966)	-	-
Exercise of warrants	11	2,000,000	20,000	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	(26,200)	-	-	-
Private placement – cash	11	7,000,000	325,430	24,570	-	-	350,000
Settlement of debt	11	7,000,000	116,000	-	-	-	116,000
Share-based payments	11	-	-	41,950	-	-	41,950
Loss for the year		-	-	-	-	(712,711)	(712,711)
Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)

Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)
Private placement – cash	11	11,000,000	384,389	165,611	-	-	550,000
Settlement of debt	11	350,000	12,250	-	-	-	12,250
Share-based payments	11	-	-	92,250	-	-	92,250
Loss for the year		-	-	-	-	(516,860)	(516,860)
Balance on 30 June 2019		174,715,381	18,238,161	10,535,182	-	(29,172,379)	(399,036)

Balance on 30 June 2019		174,715,381	18,238,161	10,535,182	-	(29,172,379)	(399,036)
Share-based payments	11	-	-	52,495	-	-	52,495
Loss for the year		-	-	-	-	(355,119)	(355,119)
Balance on 30 June 2020		174,715,381	18,238,161	10,587,677	-	(29,527,498)	(701,660)

- See Accompanying Notes -

Notes to Financial Statements

1.   Nature of Operations and Going Concern

Continental Energy Corporation (the "Company") is incorporated under the laws of the Province of British Columbia, Canada. The Company's registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

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

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

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

The Company's Board of Directors, upon the recommendation of its Audit Committee, has approved these financial statements on 27 October 2020.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

•PT Continental Hilir Indonesia ("PT-CHI"), an entity incorporated in Indonesia on 12 September 2017, which is 100% owned and controlled by the Company.

•PT Kilang Kaltim Continental ("KKC"), an entity incorporated in Indonesia on 5 December 2017, which is 100% owned and controlled by the Company.

•Continental Hilir Indonesia Pte. Ltd. ("CHI") since its acquisition on 31 August 2017 (Note 6). CHI was incorporated in Singapore and was 100% owned and controlled by the Company. CHI was wound up and struck off the register of active Singaporean companies as the entity was no longer required after the incorporation of the Company's Indonesian subsidiaries in 2017. These consolidated financial statements include the accounts of CHI until 10 December 2018, the date of CHI's dissolution.

These consolidated financial statements have been prepared on a historical cost basis using the accrual basis of accounting and are presented in United States ("U.S.") dollars, the functional currency of the Company and its subsidiaries, except when otherwise indicated. When foreign exchange conversion is required for accounting and presentation purposes the Company uniformly applies the daily average reference rate published each banking day for U.S. dollar exchange rates the Bank of Canada for Canadian dollars ("CAD") and by the Bank of Indonesia for Indonesian Rupiah ("IDR").

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

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

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

Unit Private Placements

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issuance of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

•The fair value of common shares is based on the closing market price on the date the units are issued; and

•The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

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

Classification of Financial Assets

Amortized cost

Financial assets that meet the following conditions are measured at amortized cost:

•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any instruments classified as financial assets at FVTOCI.

Fair Value Through Profit or Loss ("FVTPL")

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

Derecognition

A financial asset is derecognized when:

•The rights to receive cash flows from the asset have expired;

•The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a 'pass-through' arrangement;

•And either (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company retains legal title but has contractually or otherwise transferred the associated economic risks and rewards.

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

The following temporary differences do not result in deferred tax assets or liabilities:

•The initial recognition of assets or liabilities that do not affect accounting or taxable profit; and

•Goodwill.

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

Critical Judgments:

Acquisition of CHI

The Company acquired 100% of outstanding common shares of CHI (Note 6) in fiscal 2018. The accounting treatment of such acquisitions is dependent upon whether the acquired entity constitutes a business in accordance with IFRS 3, Business Combinations.

A business usually consists of:

•Inputs - Any economic resource that creates, or has the ability to create, outputs, when one or more processes are applied to it.

•Processes - Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs.

•Outputs - The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.

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

Compound financial instruments

The promissory notes are compound financial instruments which are accounted for separately by their components:  a financial liability and an equity component.  The financial liability, which represents the obligation to pay coupon interest on the promissory note in the future, is initially measure at its fair value and subsequently measured at amortized cost.  The residual amount is accounted for as an equity instrument at issuance.  The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management.  The separation of the components affects the initial recognition of the promissory note at issuance and the subsequent recognition of interest on the liability component.  The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates, and the presence of any derivative financial instruments.

Critical Accounting Estimates:

Significant estimates relate to, but are not limited to:

Stock options and warrant valuations

The fair value of stock options and warrants granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical stock price volatility of comparable companies in a similar stage of life cycle as the Company. The Company uses historical data to estimate the timing of exercises within the valuation model. The risk-free interest rate for the expected term of the instruments is based on the yields of government bonds. Changes in these estimates, especially the volatility and the expected life determination could have a material impact on the Company's comprehensive loss for the year.

5.   Recent Accounting Pronouncements and Adoption of New Standards

New or revised standards, amendments and interpretations to existing IFRS standards are issued by the IASB or by IFRIC from time to time.

The Company adopted the following new accounting standards during the current year:

IFRS 16, Leases

The Company adopted IFRS 16 effective on 1 July 2019. IFRS 16 and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased.  For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The Company considers that IFRS 16 has no material impact on the results and financial position of the Company in respect of the short term leases for the Company's Jakarta interim and virtual offices. The Company does not have any other leasing arrangements.

IFRIC 23, Uncertainty over Income Tax Treatment

The Company adopted IFRIC 23 on 1 July 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes and is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 specifically addresses the following:

•Whether an entity considers uncertain tax treatments separately;

•The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•How an entity determines taxable profit or loss, tax bases, unused tax losses, unused tax credits, and tax rates; and

•How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company considers that IFRIC 23 has no material impact on the results and financial position of the Company presented in these consolidated financial statements.

New accounting standards issued but not yet in effect

Classification of liabilities as current or non-current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarified the guidance on whether a liability should be classified as either current or non-current. The amendments:

•Clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;

•Clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•Make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined. There is currently a proposal outstanding that would defer the effective date until January 1, 2023.

Definition of a business (Amendments to IFRS 3)

The IASB has issued Definition of a Business (Amendments to IFRS 3) to clarify the definition of a business for the purpose of determining whether a transaction should be accounted for as an asset acquisition or a business combination. The amendments:

•Clarify the minimum attributes that the acquired assets and activities must have to be considered a business;

•Remove the assessment of whether market participants can acquire the business and replace missing inputs or processes to enable them to continue to produce outputs;

•Narrow the definition of a business and the definition of outputs; and

•Add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and assets is not a business.

This amendment is effective for annual periods beginning on or after January 1, 2020. Earlier application is permitted. The Company does not expect the adoption of this new amendment to have a significant impact on the consolidated financial statements.

6.   Acquisition

The Company entered into a Joint Development Agreement dated 4 January 2017 (the "JDA") with Continental Hilir Indonesia Pte. Ltd., a privately held Singapore company, regarding the development of small-scale crude oil refinery projects in Indonesia.

During fiscal 2018, on 31 August 2017, the Company closed a deal (the "CHI Transaction") with eight subscribers and shareholders (the "Subscribers") of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $381,666 in relation the JDA. Upon closure of the CHI Transaction the JDA between CHI and the Company was terminated and extinguished.

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

Subsequent to the closure of the CHI Transaction on 31 August 2017, the Company established a new subsidiary in Indonesia, PT-CHI on 12 September 2017. PT-CHI assumed the business objectives and purpose for which the Company and CHI originally entered the JDA. During fiscal 2019, the Company caused CHI to be wound up, dissolved, and struck off by the Singapore companies registrar.

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

The Company is not subject to any externally imposed capital requirements and there was no change in the Company's capital management during the year ended 30 June 2020.

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

30 June 2020	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	12,513	1,739	(39,938)
Indonesian Rupiah	66,906,321	-	638,635,895

30 June 2019	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	3,026	12,849	(83,353)
Indonesian Rupiah	310,453,039	-	(439,546,620)

30 June 2018	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	987	10,016	(128,813)
Indonesian Rupiah	211,156,790	-	(341,664,000)

At 30 June 2020, with other variables unchanged, a 10% change in exchange rates would affect the loss by $6,350 (2019 - $6,073, 2018 - $9,860).

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

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2020, the Company had a current assets of $92,306 which is not sufficient to settle current liabilities of $641,488. The Company's management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2020, the Company has a positive cash balance and other than certain promissory notes, which have a fixed interest rate of 9% per annum and 6% per annum, its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

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

Total $
Balance on 30 June 2017	510,014
Interest	7,486
Conversion	(517,500)
Balance on 30 June 2018, 2019, and 2020	-

The fair value of the warrants included in the units amounted to $151,110 and was determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.23%, expected life of warrants (years): 1.00. The Company recognized this fair value in its statement of loss as financing cost in fiscal year 2018. Upon conversion of the debt, the value of the conversion option of $92,966, previously recorded as a separate category within equity, was reclassified from conversion rights reserve to share capital, also in fiscal year 2018.

As at 30 June 2020, the Company has no convertible debt except for the possible contingent conversion, at the election of the holders, of two promissory notes issued during fiscal 2020, which have an aggregate principal amount of $150,000 and are described in Note-10.

10.   Promissory Notes

On 1 September 2018, the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of $100,000 in respect of unpaid accounts payable and accrued liabilities of CHI (Note 6).  The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017. Two of these notes were repaid together with accumulated interest thereon during Fiscal 2019. The third note matured subsequent to FYE 2020 on 31 August 2020 and is now past due and payable.

The Company issued two promissory notes on 20 March 2020 to unrelated arms-length parties for an aggregate principal amount of $150,000 in respect of working capital loans to the Company. The notes bear non-compounding simple interest at a rate of six (6%) per year, become due and payable on July 1, 2021, and may be repaid together with all accumulated interest thereon, at the election of the holders, in cash or in the form of the Company's common shares valued at the volume weighted average trading price during the twenty business days preceding the maturity date or as a participation at the same terms of any private placement closed by the Company prior to the maturity date.

Management has determined that the fair value of any embedded derivative and residual equity component associated with the promissory notes’ conversion feature is negligible, and that the fair value of the liability component approximates its carrying amount on the date of issuance.

A continuity of the promissory notes payable is as follows:

$
Balance - 30 June 2018	-
Issuance of promissory notes	100,000
Interest	16,432
Repayments	(34,919)
Balance - 30 June 2019	81,513
Issuance of promissory notes	150,000
Interest	8,544
Balance - 30 June 2020	240,057
Current portion	(87,579)
Non-current portion	152,478

11.   Share Capital

Authorized Share Capital

•500,000,000 common shares without par value and without special rights or restrictions attached.

•500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

•Common shares issued during this current fiscal year ended 30 June 2020

•There were no common shares issued during the current fiscal year ended 30 June 2020.

•Common shares issued during the previous fiscal year ended 30 June 2019

•On 26 September 2018, pursuant to a private placement, the Company issued 7,000,000 units of the Company at $0.05 per unit, for proceeds of $350,000.  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $228,545 to common shares and $121,455 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 2.18%, expected life of warrants: 2.76 years.

•On 26 September 2018, the Company also issued 350,000 common shares to settle a payable to an officer of $17,500. These common shares had a fair value of $0.035 per share on the date of issuance for a total value of $12,250, resulting in a gain on settlement of debt of $5,250.

•On 16 December 2018, pursuant to a private placement, the Company issued 4,000,000 units of the Company at $0.05 per unit, for proceeds of $200,000.  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $155,844 to common shares and $44,156 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.95%, expected life of warrants: 2.54 years.

•Common shares issued during the past fiscal year ended 30 June 2018

•On 31 August 2017, the Company settled a convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 units of the Company at $0.05 per unit (Note 9).  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

•On 31 August 2017, the Company issued 14,000,000 units at a value of $0.05 per unit in connection with the acquisition of CHI (Note 6).  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The units were recorded at their fair value, being $700,000 and pro-rated between common shares ($541,796) and the share purchase warrants ($158,204). The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

•On 7 September 2017, 2,000,000 warrants with exercise price of $0.01 per share were exercised for gross proceeds of $20,000 (Note 12).

•On 8 September 2017, pursuant to a private placement, the Company issued 1,000,000 units of the Company at $0.05 per unit, for proceeds of $50,000.  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Company allocated $41,876 to common shares and $8,124 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

•On 28 November 2017, pursuant to a private placement, the Company issued 6,000,000 units of the Company at $0.05 per unit, for proceeds of $300,000.  Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. No brokers or finders' fees were incurred. The Company allocated $283,554 to common shares and $16,446 to the share purchase warrants based on management's estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.61%, expected life of warrants (years): 1.00.

•On 29 December 2017, the Company issued 1,000,000 common shares to settle a payable to the CEO of $50,000. These common shares had a fair value of $0.02 per share on the date of issuance for a total value of $20,000, resulting in gain on settlement of debt of $30,000.

•On 2 January 2018, the Company issued 6,000,000 common shares to settle a payable to the CEO and the CFO of $300,000. These common shares had a fair value of $0.016 per share on the date of issuance for a total value of $96,000, resulting in gain on settlement of debt of $204,000.

•Preferred shares issued during this fiscal year and the past and previous fiscal years

There were no preferred shares issued during the three fiscal years ended 30 June 2018, 2019, and 2020.

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

A reconciliation of the Company's stock options outstanding on 30 June 2020 is as follows:

	Number of Options	Weighted Average Exercise Price $ per Share
Outstanding on 30 June 2017	-	-
Granted	4,500,000	0.15
Outstanding on 30 June 2018	4,500,000	0.15
Granted	7,500,000	0.05
Expired	(4,500,000)	0.15
Outstanding on 30 June 2019	7,500,000	0.05
Granted	5,000,000	0.05
Expired	(500,000)	0.05
Outstanding on 30 June 2020	12,000,000	0.05

Options activity during the past fiscal year ended 30 June 2018:

A total of 4,500,000 stock options were granted to directors and officers of the Company, 4,000,000 with an exercise price of $0.15 and a term expiring on 31 August 2018 and 500,000 with an exercise price of $0.16 expiring on 17 October 2018. The fair value of these stock options was determined to be $40,800 and $1,150 respectively, and was charged to the fiscal 2018 statement of loss and comprehensive loss as share-based payments expense.

Options activity during the previous fiscal year ended 30 June 2019:

A total of 7,500,000 stock options were granted to directors and officers of the Company, each having an exercise price of $0.05 and a term expiring on 30 June 2021. The fair value of these stock options was determined to be $92,250, which was charged to the fiscal 2019 statement of loss and comprehensive loss as share-based payments expense.

Options activity during the current fiscal year ended 30 June 2020:

A total of 500,000 incentive stock options expired in accordance with their provisions upon resignation of the holder.

A total of 5,000,000 stock options were granted to certain directors of the Company, each having an exercise price of $0.05 and a term expiring 30 June 2021. The fair value of these stock option grants was determined to be $52,495, which was charged to the fiscal 2020 statement of loss and comprehensive loss as share-based payments expense.

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Year Ended	Year Ended	Year Ended
	30 June 2020	30 June 2019	30 June 2018
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	100%	100%	125%
Risk-free interest rate	1.84%	1.79%	1.25%
Expected life of options (years)	1.75	2.38	1.00

A summary of the Company's options outstanding on 30 June 2020 is as follows, and in total have a weighted average remaining contractual life of 1.00 years:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
12,000,000	12,000,000	$0.05	30 June 2021
12,000,000	12,000,000

Warrants

A reconciliation of the Company's warrants outstanding is as follows:

	Number of Warrants	Weighted Average Exercise Price $ per Share
Outstanding on 30 June 2017	2,000,000	0.01
Issued	31,350,000	0.10
Exercised	(2,000,000)	0.01
Outstanding on 30 June 2018	31,350,000	0.10
Issued	11,000,000	0.05
Expired	(10,350,000)	0.10
Outstanding on 30 June 2019	32,000,000	0.05
Expired	(7,000,000)	0.05
Outstanding on 30 June 2020	25,000,000	0.05

Warrants activity during the past fiscal year ended 30 June 2018:

The Company issued an aggregate amount of 31,500,000 warrants as part of units issued pursuant to private placements (21,000,000) and as part of note conversion (10,350,000) each with an exercise price of $0.10 expiring on 31 August 2018. The fair value of the warrants issued was estimated using the Black-Scholes option pricing model as described above in this Note-11 under the heading Shares Issued. Also during fiscal 2018 an amount of 2,000,000 warrants with exercise price of $0.01 per share were exercised.

Warrants activity during the previous fiscal year ended 30 June 2019:

A total of 10,350,000 warrants expired and the terms of 21,000,000 outstanding warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 (14,000,000), from 8 September 2018 (1,000,000), and from 28 November 2018 (6,000,000) until a new expiry date on 30 June 2020. As the warrants were originally issued to unrelated party investors as part of private placement units, the modification of the terms was a transaction with the Company's shareholders and therefore the incremental value resulting from such amendment did not result in any impact on the Company's statement of loss.

The Company issued an aggregate amount of 11,000,000 warrants as part of private placement units, each having an exercise price of $0.05 expiring on 30 June 2021. The fair value of the warrants was estimated using the Black-Scholes option pricing model as described above in this Note-11 under the heading Shares Issued.

Warrants activity during the current fiscal year ended 30 June 2020:

The terms of a total of 14,000,000 outstanding common share purchase warrants were amended to extend their old expiry date on 30 June 2020 to a new expiry date of 30 June 2022. There was no change to the $0.05 exercise price of each. As the share purchase warrants were originally issued to unrelated party investors as part of private placement units the modification of the terms was a transaction with the Company's shareholders and therefore the incremental value resulting from such amendment did not result in any impact on the Company's statement of loss.

A summary of the Company's warrants outstanding on 30 June 2020 is as follows:

Number of Warrants	Exercise Price Each	Expiry Date
11,000,000	$0.05	30 June 2021
14,000,000	$0.05	30 June 2022
25,000,000

12.   Related Party Transactions

Key management personnel of the Company include three persons having the authority and responsibility for planning, directing and controlling the activities of the Company and its wholly owned operating subsidiaries, (collectively the "Officers"). Each one of the Officers, together with each non-executive and independent member of the Company's board of directors and any shareholder controlling 10% or more of the Company's voting common shares, is considered to be a "Related Party".

•Related Party Balances - At the completion of the year ended 30 June 2020, the balances due to Related Parties, compared to the balance due them at the end of the Company's previous fiscal year ended 30 June 2019 ("FYE19"), are as follows:

a)an aggregate amount of $271,683 (FYE19 - $227,045) was due and payable to the Company's Officers as accumulated and unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing;

b)an aggregate amount of $87,500 (FYE19 - $87,500) was due and payable to the Company's CEO as repayment of accumulated loans made in prior years by the CEO to the Company for assistance with working capital. This loan is interest free with no fixed repayment terms;

c)an aggregate amount of $20,000 (FYE19 - $nil) was due and payable to two of the Company’s Directors ($10,000 each) for working capital loans made by them to the Company.  These loans are, are interest free, and both matured on 31 March 2020;

•Transactions With Related Parties - During the fiscal year ended 30 June 2020, the Company received $20,000 working capital loans from two directors and issued a total of 5,000,000 incentive stock options to three directors with an exercise price of $0.05 and a term of 1.75 years. The fair value of these incentive stock options was determined to be $52,495, using the Black Scholes Option Pricing model (Note 11).

•Compensation Of Officers - During the year ended 30 June 2020, aggregate compensation was paid or accrued to Officers of the Company, including Officers of subsidiaries, as follows, together with a comparison to the amount paid or accrued to them for FYE19 and the fiscal year ended 30 June 2018 ("FYE18"):

a)During this fiscal year ended 30 June 2020, the Company or its wholly owned subsidiaries paid or accrued salary, fees, or other compensation to Officers in the amount of $130,895 (FYE19 - $142,445, FYE18 - $148,604).

b)The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Consequently, the Company did not directly accrue any salary, during FYE20 or FYE19, for the CEO.

•Former Related Party Balances Due -

a)Former CFO - A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to issue 4,000,000 common shares to settle $200,000 in accumulated unpaid salary and pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. The settlement shares were issued on 2 January 2018 at a fair value of $0.016 per share and total value of $64,000 and the Company realized a gain on settlement of $136,000. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the two fiscal years ended 30 June 2019 and 30 June 2020, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a Related Party of the Company. The Company has paid a total of $75,000 of the amount due the former CFO by 30 November 2018. At the 30 June 2020 fiscal year end, a total remaining balance due the former CFO in the amount of $50,000 (FYE19 - $105,021) is past due and unpaid and included in accounts payable.

b)Former Vice President - The Company's former Vice President of Business Development resigned to pursue other personal opportunities effective on 7 December 2019. At the end of Fiscal 2020, a total remaining balance due the former Vice President in the amount of $38,776 (FYE19 - $42,636) is due and unpaid and included in accounts payable.

13.   Income Taxes

The Company is domiciled in Canada and is therefore subject to tax on estimated assessable profit at the rate of 27.00% (2019 - 27.00%, 2018 – 27.00%). The Company has no assessable profit in Canada. Non-capital tax losses may be carried-forward for twenty (20) tax years in Canada.

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the statement of loss as follows:

	Year Ended	Year Ended	Year Ended
	30 June 2020	30 June 2019	30 June 2018
	$	$	$
Loss before income taxes	(355,119)	(516,860)	(712,711)
Federal and provincial statutory tax rate	27.00%	27.00%	27.00%
Income tax recovery based on the above rates	(96,000)	(139,552)	(192,432)
Non-deductible expenses and other	13,000	44,440	164,973
Change in tax rates	123,706	-	(102,075)
Adjustment to prior years provision versus statutory tax returns	(50,000)	(93,327)	-
Losses and temporary differences for which no tax benefit has been recorded	9,294	188,439	129,534
Total income taxes	-	-	-

The Company's unrecognized deferred tax assets are as follows:

	30 June 2020	30 June 2019
	$	$
Non-capital losses	2,244,000	2,197,767
Capital losses	370,000	384,802
Resource properties	384,000	399,721
Capital assets	147,000	143,204
Share issue costs and other	-	10,212
Total unrecognized deferred tax assets	3,145,000	3,135,706

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

The Company owns two subsidiaries domiciled in Indonesia and each is therefore subject to Indonesian corporate income tax on estimated assessable profit at the rate of 25% (2019 - 25%, 2018 – 25%). The Indonesian subsidiaries have not yet commenced commercial operations and have no assessable income. Non-capital tax losses may be carried-forward for five (5) tax years in Indonesia.

The Company has combined non-capital tax loss carry-forwards of approximately $8,000,000 that may be available for corporate tax purposes in Canada and Indonesia as follows:

	Canada	Indonesia	Total
Expiring in	$	$	$
2023	-	135,000	135,000
2024	-	177,000	177,000
2025	-	89,000	89,000
2027	1,075,000	-	1,075,000
2028	969,000	-	969,000
2029	1,035,000	-	1,035,000
2030	600,000	-	600,000
2031	416,000	-	416,000
2032	432,000	-	432,000
2033	437,000	-	437,000
2034	376,000	-	376,000
2035	590,000	-	590,000
2036	417,000	-	417,000
2037	419,000	-	419,000
2038	543,000	-	543,000
2039	417,000	-	417,000
2040	210,000	-	210,000
Non-capital loss carry-forwards	7,936,000	401,000	8,337,000

14.   Supplemental cash flow information

Non-Cash Investing and		Year Ended	Year Ended	Year Ended
Financing Activities	Note	30 June 2020 $	30 June 2019 $	30 June 2018 $
Acquisition of CHI	6	-	-	700,000
Convertible debt settlement	9	-	-	668,610
Conversion of accounts payable into long-term promissory notes	10	-	100,000	-
Common shares issued in settlement of accrued and unpaid salaries	11,12	-	12,250	116,000
Reallocation of conversion rights reserve on settlement of convertible debt	9	-	-	92,966
Reallocation of share-based payment and other reserve on warrant exercise	-	-	-	26,200

15.   Segmented Information

The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management's Discussion and Analysis

For the Fourth Quarter and Fiscal Year Ended on 30 June 2020

This Management Discussion and Analysis ("MD&A") has been prepared by the management of Continental Energy Corporation (the "Company") as of 28 October 2020 (the "Report Date").

This MD&A pertains to the three (3) months quarter ended 30 June 2020 that is hereinafter referred to as "This Quarter". The end of This Quarter corresponds to the "Fourth Quarter" and the twelve (12) months period of the Company's fiscal year ended 30 June 2020 ("Fiscal 2020").

This MD&A is intended to be read in conjunction with the audited annual consolidated financial statements, the notes thereto, and the auditor's report to the Company for its Fiscal 2020 year ended on 30 June 2020 (the "Audited Annual Financial Statements") that are published and filed herewith.

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that were separately prepared and filed by management, on similar forms with similar management discussion, for each one of the preceding three Fiscal 2020 quarters, ended on 30 September 2019, on 31 December 2019, and on 31 March 2020.

The financial statements published and filed herewith are consolidated and include the accounts of the Company's two operating subsidiaries as more fully described in Part-11 of this MD&A:

•PT Continental Hilir Indonesia ("PT-CHI").

•PT Kilang Kaltim Continental ("KKC").

All financial information presented herein, and both the Interim Financial Statements and the Audited Annual Financial Statements has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

1.   Nature Of Business

The Company is a developer of small-scale crude oil refineries that are purposefully located near existing crude oil feedstock production in order to cost efficiently refine and deliver fuels directly to under-served local markets in the rapidly growing and emerging economy of Indonesia.

Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

2.   Highlight Events During This Quarter

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Ongoing Operations

During This Quarter the Company' management continued arranging crude supply agreements, refined product offtake agreements, and securing equity and lender finance for its Maloy Refinery project in Indonesia. The Company also is evaluating additional small scale, modular refineries in Indonesia and abroad as a result of enquiries the Company has received.

Covid 19 Effect on Ongoing Operations

The Company's ability to pursue its ongoing operations activities in both Indonesia and Canada This Quarter have been severely affected due to the Covid 19 pandemic largely due to travel limitations, face to face meeting restrictions, and many potential investors, partners, and contractors reducing their own activity for the same reasons.

Periodic Board Meetings

As a matter of policy the Company's board of directors holds schedule meetings on the first Saturday of every other month and other meetings from time to time as may be called. During This Quarter, a periodic board meetings were held on 2 May 2020 and an occasional board meeting was held on 6 June 2020. All five directors of record attended each. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require board approval.

Results for Quarter-3 of Fiscal 2020 Posted

In a press release dated 30 May 2020 the Company posted its financial results for the Third Quarter of the Company's Fiscal 2020 year ending 31 March 2020. The press release accompanied filing of the financial statements and management discussion and analysis for the quarter filed on SEDAR.

2.1   Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company's share purchase warrants occurred:

•Exercises - No outstanding share purchase warrants were exercised.

•New Issues - No new issues of share purchase warrants were made.

•Expiry - A total of 7,000,000 common share purchase warrants with an exercise price of US$ 0.05 per share expired without exercise on 30 June 2020.

•Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2.2   Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company's incentive stock options occurred:

•Exercises - No outstanding incentive stock options were exercised.

•New Grants - No new incentive stock options were granted.

•Expiry - No outstanding and unexercised incentive stock options expired.

•Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2.3   New Shares Issues During This Quarter

•Common - No new common shares were issued.

•Preferred - No new preferred shares were issued.

3.   Shareholding At The End Of This Quarter And Fiscal 2020

As at the end of This Quarter and at Fiscal 2020 year end, the Company's share capital was issued or held in reserve as follows:

174,715,381 common shares were issued and outstanding.

25,000,000 unexercised warrants were issued and outstanding.

12,000,000 unexercised stock options were issued and outstanding.

Nil preferred shares were issued and outstanding.

4.   Subsequent Events To The Report Date

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Board Meetings Held

In accordance with the Company's policy of holding periodic board meetings on or about the first Saturday of every other month, the board held meetings, subsequent to the end of This Quarter and up to the Report Date, on 4 July 2020 and 12 September 2020. The meetings were held by VoIP conference call and all of the Company's directors were present at each meeting. The board discussed the Company's plans and progress on its objectives.

Ongoing Operations

Subsequent to the end of This Quarter and up to the Report Date, the Company' management continued arranging crude supply agreements, refined product offtake agreements, and securing equity and lender finance for its Maloy Refinery project in Indonesia. The Company also is evaluating additional small scale, modular refineries in Indonesia and abroad as a result of enquiries the Company has received.

Covid 19 Effect on Ongoing Operations

Subsequent to the end of This Quarter and up to the Report Date, the Company's ability to pursue its ongoing operations activities in both Indonesia and Canada have been severely affected due to the Covid19 pandemic largely due to travel limitations, face to face meeting restrictions, and many potential investors, partners, and contractors reducing their own activity for the same reasons.

4.1   Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

•Exercises - No outstanding share purchase warrants were exercised.

•New Issues - No new issues of share purchase warrants were made.

•Expiry - No share purchase warrants expired.

•Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2   Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

•Exercises - No outstanding incentive stock options were exercised.

•New Grants - No new grants of incentive stock options were made.

•Expiry - No outstanding and unexercised incentive stock options expired.

•Amendments - No amendments were made to the terms of any outstanding incentive stock options.

4.3   New Shares Issues: Since This Quarter End and Up to the Report Date

•No new common shares were issued.

•No new preferred shares were issued.

5.   Shareholding At The Report Date

As at the Report Date of this MD&A, the Company's share capital is issued or held in reserve as follows:

174,715,381 common shares were issued and outstanding.

25,000,000 unexercised warrants were issued and outstanding.

12,000,000 unexercised stock options were issued and outstanding.

Nil preferred shares were issued and outstanding.

6.   Financial Results Of Operations

Selected Annual Information for the Last Three Fiscal Years

The following table sets out selected annual financial information for the Company and is derived from its audited, consolidated financial statements for the last three fiscal years ended 30 June 2020, 2019, and 2018 respectively.

US$	2020	2019	2018
Revenue	Nil	Nil	Nil
Expenses	(351,517)	(516,182)	(607,488)
Net Loss for the Year	(355,119)	(516,860)	(712,711)
Basic and Diluted Loss per Share	(0.00)	(0.00)	(0.00)
Total Assets	92,306	102,616	77,949
Total Long-Term Liabilities	152,478	81,513	Nil
Dividends Declared	Nil	Nil	Nil

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
		Total Net		Income or (Loss)	Income or (Loss)
		Income	Income	from continued	Per Share
Period	Revenue	or (Loss)	or (Loss)	operations	Basic and diluted
Quarter-4 of Fiscal 2020	Nil	(67,921)	(67,921)	(67,921)	(0.00)
Quarter-3 of Fiscal 2020	Nil	(58,918)	(58,918)	(58,918)	(0.00)
Quarter-2 of Fiscal 2020	Nil	(93,695)	(93,695)	(93,695)	(0.00)
Quarter-1 of Fiscal 2020	Nil	(134,585)	(134,585)	(134,585)	0.00
Quarter-4 of Fiscal 2019	Nil	(158,628)	(158,628)	(158,628)	(0.00)
Quarter-3 of Fiscal 2019	Nil	(176,551)	(176,551)	(176,551)	(0.00)
Quarter-2 of Fiscal 2019	Nil	(127,907)	(127,907)	(127,907)	(0.00)
Quarter-1 of Fiscal 2019	Nil	(53,777)	(53,777)	(53,777)	(0.00)

•Quarterly results will vary in accordance with the Company's business and financing activities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's business activity levels increase.

•Non-cash transactions of the Company such as issuance of common shares to settle debt and the valuations of share based payments expenses also affect the size of the Company's quarterly income (loss).

7.   Comparative Results Of Operations

Current and Comparative Fiscal Years

The results of the Company's business operations during the twelve (12) months period and Fiscal Year ended 30 June 2020 (the "Current Fiscal Year") compared with those of the Company's previous twelve (12) months period and Fiscal Year ended 30 June 2019 (the "Comparative Fiscal Year") are:

a)Overall, the Company incurred a loss from operations during the Current Fiscal Year of $355,119 compared to a loss of $516,860 for the Comparative Fiscal Year, a decrease of $161,741, primarily due to reduced expenditures on third party services.

b)The Company incurred a loss per share of $0.00 in the Current Fiscal Year and $0.00 in the Comparative Fiscal Year.

c)Interest expense during the Current Fiscal Year was $10,089 compared to $18,637 during the Comparative Fiscal Year, a reduction of $8,548, primarily due to paying off promissory notes in the Comparative Fiscal Year.

d)The Company's cash administrative costs were $299,022 during the Current Fiscal Year compared to $405,295 during the Comparative Fiscal Year, a reduction of $106,273, primarily due to paying off promissory notes in the Comparative Fiscal Year and reduced expenditures on third party services.

e)Share-based payments expense were $52,495 during the Current Fiscal Year compared to $92,250 during the Comparative Fiscal Year.

f)Cash utilized in operating activities during the Current Fiscal Year amounted to $171,789 compared to $479,843 used in the Comparative Fiscal Year. The Company's plans for expanding its operations in Indonesia during fiscal 2020 were restricted during the second half of the Current Fiscal Year due to Covid19 imposed lockdowns.

g)Net cash raised from financing activities during the Current Fiscal Year was $170,000 compared to $515,081 raised during the Comparative Fiscal Year.  The Company's plans for raising finance during fiscal 2020 were restricted during the second half of the Current Fiscal Year due to Covid19 impacts.

Current and Comparative Quarters

The results of the Company's business operations during the quarter and three (3) months period ended 30 June 2020 (the "Current Quarter") compared with those of the quarter and three month period ended 30 June 2019 (the "Comparative Quarter") are:

a)Overall, the Company incurred a loss from operations during the Current Quarter of $67,921 compared to a loss of $158,625 for the Comparative Quarter, a reduction of $90,704, primarily due to due to reduced expenditures on third party services and a general reduction in business activity attributable to Covid19 restrictions on the Company's ability to conduct business as usual.

b)The Company incurred a loss per share of $0.00 in the Current Quarter and $0.00 in the Comparative Quarter.

c)The Company's cash administrative costs during the Current Quarter totaled $65,750 compared to $146,121 during the Comparative Quarter, a decrease of $80,371, primarily due to due to a general reduction in business activity attributable to Covid19 restrictions on the Company's ability to conduct business as usual.

d)Share-based payments expense was $nil during the Current Quarter and also $nil in the Comparative Quarter.

8.   Liquidity And Capital Management

At 30 June 2020, the end of the Company's Fiscal 2020 year, the Company's Audited Annual Financial Statements reflect a working capital deficit of $549,182 compared to a working capital deficit of $317,523 at the end of the prior Fiscal 2019 year. During Fiscal 2020, the Company spent $171,789 on its operations and received $170,000 in working capital loads from related parties and non-related party shareholders.

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

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital as best the Covid19 environment will allow.

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company's investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company's capital management during the period ended 30 June 2020.

9.   Risks And Uncertainties

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

The continuing effect of the Covid 19 pandemic on the world economy and the Company's project development and financing goals has constrained the Company's business and the Company expects these constraints to continue well into Fiscal Year 2021.

10.   Related Party Transactions

Key management personnel of the Company include three persons having the authority and responsibility for planning, directing and controlling the activities of the Company and its wholly owned operating subsidiaries, (collectively the "Officers"). Each one of the Officers, together with each non-executive and independent member of the Company's board of directors and any shareholder controlling 10% or more of the Company's voting common shares, is considered to be a "Related Party".

10.1   Related Party Balances

At the completion of This Quarter and the twelve (12) months period of the 2020 fiscal year, the balances due to Related Parties, compared to the balance due them at the end of the Company's most recently completed fiscal year ended 30 June 2019 ("FYE19"), are as follows:

a)an aggregate amount of $271,683 (FYE19 - $227,045) was due and payable to the Company's Officers as accumulated but unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing; and

b)an aggregate amount of $87,500 (FYE19 - $87,500) was due and payable to the Company's CEO as repayment of accumulated loans made in prior years by the CEO to the Company for assistance with working capital. This loan is interest free with no fixed repayment terms, and

c)an aggregate amount of $20,000 (FYE19 - nil) was due and payable to two of the Company’s Directors ($10,000 each) for working capital loans made by them to the Company. These loans are evidenced by promissory notes, are interest free, and both matured on 31 March 2020.

10.2   Transactions With Related Parties

a)During this fiscal year ended 30 June 2020, the Company granted a total of 5,000,000 incentive stock options to three directors (2019 – 7,500,000). The options have an exercise price of US$ 0.05 per share and an expiry date of 30 June 2021.

b)During this fiscal year ended 30 June 2020, a total of 500,000 outstanding incentive stock options originally granted to a former officer of the Company terminated on 7 January 2020, 30 days after his resignation.

c)During the fiscal year ended 30 June 2018, the Company issued 3,000,000 Units of its securities, each "Unit" consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the CHI Transaction described in part 7 above. Each director received 1,000,000 Units. During the previous fiscal year ended 30 June 2019, the terms of the 3,000,000 warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 until a new expiry date on 30 June 2020. The 3,000,000 warrants issued to the three directors as part of the Units, expired at 5pm Vancouver time on 30 June 2020.

10.3   Compensation Of Officers and Key Management Personnel

a)During the current fiscal year ended 30 June 2020, the Company, or its wholly owned subsidiaries, paid or accrued salary, fees, or other compensation to Officers in the amount  of $130,895 (FYE19 - $142,445, FYE18 - $148,604).

b)The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors.

c)During the current fiscal year ended 30 June 2020, the Company's PT Kilang Kaltim Continental ("KKC") subsidiary directly paid compensation for work performed in the Jakarta office to the Company's CEO, and also to a Company director who separately serves as the CEO of KKC. The amounts so paid are included in the disclosure in paragraph 10.3a) above.

10.4   Balance Due Former Related Parties

a)A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to issue 4,000,000 common shares to settle $200,000 in accumulated unpaid salary and pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. The settlement shares were issued on 2 January 2018 at a fair value of $0.016 per share and total value of $64,000 and the Company realized a gain on settlement of $136,000. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the two fiscal years ended 30 June 2019 and 30 June 2020, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a Related Party of the Company. The Company has paid a total of $75,000 of the amount due the former CFO by 30 November 2018. At the 30 June 2020 fiscal year end, a total remaining balance due the former CFO in the amount of $50,000 is past due and unpaid and included in accounts payable.

b)The Company's Vice President of Business Development resigned to pursue other personal opportunities effective on 7 December 2019. At the end of This Quarter and Fiscal 2020, a total remaining balance due the former Vice President in the amount of $38,776 (FYE19 - $nil) is due and unpaid and included in accounts payable.

11.   Subsidiaries And Operating Segments

The Company's current business activities are limited to the midstream and downstream industries of the oil and gas business and are geographically concentrated within the Republic of Indonesia.  The Company operates these business activities through two wholly owned, special purpose, limited liability, corporate subsidiaries, each incorporated in Indonesia under its direct foreign investment laws: 1) PT Continental Hilir Indonesia ("PT-CHI") and 2) PT Kilang Kaltim Continental ("KKC").

12.   Material Contracts And Events

12.1   Off-Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12.2   Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12.3   Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12.4   Financial Advice, Consulting, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for financial advisory, finder, consulting or fund raising agreements which are not otherwise already disclosed in this MD&A or in the Audited Annual Financial Statements that are published and filed herewith.

12.5   Claims, Contingencies & Litigation

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

13.   Critical Accounting Policies And Estimates

The preparation of financial statements in accordance with IFRS as issued by IASB requires that the Company's management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company's critical judgements and estimates applied in the preparation of its Audited Annual Financial Statements for fiscal year ending 30 June 2020 are described in comprehensive detail in Note-4 to the Audited Annual Financial Statements filed together with this MD&A.

14.   Changes In Accounting Policies And New Accounting Pronouncements

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). From time to time adoption of new or revised standards, amendments and interpretations to existing IFRS standards are issued by the IASB or by IFRIC. A comprehensive description and discussion of recent accounting pronouncements for the current year and applicable to future fiscal years is contained in Note-5 to the Audited Annual Financial Statements filed together with this MD&A.

15.   Financial Instruments

The Company's financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities, the loan payable to a related party and promissory notes. The fair value of these instruments approximates their carrying value due to their short-term or long-term maturity. There were no off-balance sheet financial instruments. The Company's financial instruments are exposed to certain financial risks and the impact on the Company's financial instruments are summarized below.

15.1   Currency risk

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

	Cash	Receivables	Accounts payable and accrued liabilities
30 June 2020
Canadian dollars	12,513	1,739	(39,938)
Indonesian Rupiah	66,906,321	-	(638,635,895)

30 June 2019
Canadian dollars	3,026	12,849	(83,353)
Indonesian Rupiah	310,453,039	-	(439,546,620)

At 30 June 2020, with other variables unchanged, a 10% change in exchange rates would affect the loss by $6,350 (2019 - $6,073).

15.2   Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to cash and receivables is remote.

15.3   Price risk

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

15.4   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2020, the Company had a cash balance of $92,306 which is not sufficient to settle current liabilities of $641,488. The Company's management continues to work on obtaining financing to meet these obligations and also on reaching alternative arrangements with relevant parties.

15.5   Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at 30 June 2020, the Company has a positive cash balance and other than its promissory notes, one ($70,000) of which has a fixed interest rate of 9% per annum and two others ($75,000 each) which have fixed interest rates of 6% per annum, its debt was interest free. The Company has no significant concentrations of interest rate risk arising from operations.

16.   Continuous Disclosure And Filings

16.1   Additional Disclosure for Venture Issuers without Significant Revenue

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

16.2   Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission ("BCSC"). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statements. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com).

These incorporated Canadian regulatory filings include standing board committee charters last revised and filed on SEDAR on 10 January 2020, namely 1) Audit Committee Charter, 2) Governance and Nominating Committee Charter, 3) Compensation Committee Charter, and the 4) Reserves Committee Charter.

These incorporated Canadian regulatory filings also include the Company's Code of Conduct and Business Ethics last revised and filed on SEDAR on 10 January 2020, together with its associated policies namely 1) Policy on Control of Information and Insider Trading, 2) Policy on Anti-Bribery and Anti-Corruption, and 3) Policy on Compliance with Sanctions & Trade Restrictions.

The Company began filing on SEDAR in 1997. All continuous disclosure filings made by the Company on SEDAR during the year and up to the date of this Management Discussion and Analysis filing are incorporated herein by this reference.

16.3   Continuous Disclosure & Filings - USA

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

16.4   Form 20F Annual Report and Annual Information Form

As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

16.5   Statement of Executive Compensation - Venture Issuer

As a Venture Issuer in Canada, the Company discloses executive compensation on Form 51-102F6V which is included in the Company's annual information circular filed on SEDAR and provided to shareholders as part of the proxy materials in advance of the Company's annual general meeting.

16.6   Additional Disclosure for Emerging Markets Issuers

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

17.   Forward-Looking Statements

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

17.1   Forward Looking Words and Phrases

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

17.2   Risks and Uncertainties

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

17.3   No Assurance all Risks Anticipated

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

---o0o---

ITEM-18 : Financial Statements

The Company has included its audited annual financial statements and its management discussion and analysis for Fiscal 2020 under
"ITEM-17 : Financial Statements" above.

ITEM-19 : Exhibits

Exhibits filed with this Form-20F Annual Report and attached following this signature page:

ExhibitDescription

11.1Code of Ethics of Senior Financial Officers, CEO and CFO, dated at the Report Date.

12.1Section 302 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.

12.2Section 302 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.

13.1Section 906 Certification under Sarbanes-Oxley Act of 2002 for CEO, dated at the Report Date.

13.2Section 906 Certification under Sarbanes-Oxley Act of 2002 for CFO, dated at the Report Date.

Other exhibits filed with the SEC on Form-6K and incorporated by reference:

01.2Notice of Alteration of Authorized Share Capital as last recorded with the Registrar of British Columbia on 11/12/09 and incorporated by reference to a copy furnished to the SEC as Exhibit-99.6 under Form-6K on 12/14/09.

01.1Amended and Restated Articles of Association as last adopted by the shareholders at general meeting on 8/04/17, and incorporated by reference to a copy furnished to the SEC as Exhibit-99.1 under Form-6K on 8/11/17.

Other exhibits filed with regulators in the Company's home jurisdiction of Canada and incorporated by reference

99.0Other Exhibits filed in the Company's home jurisdiction with Canadian securities regulators on its System for Electronic Document Analysis and Retrieval ("SEDAR") are available for public download from www.sedar.com. The same Exhibits are also made publicly available for download via the Company's website www.continentalenergy.com. Such Exhibits are incorporated into this 20F Annual Report by this reference:

99.1Audit Committee Charter dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20.

99.2Governance and Nominating Committee Charter dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20.

99.3Compensation Committee Charter dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20.

99.4Reserves Committee Charter dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20.

99.5Code of Conduct and Business Ethics dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20.

99.6Policy on Control of Information and Insider Trading dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20 as a part of the code of conduct.

99.7Policy on Anti-Bribery and Anti-Corruption dated 1/10/20, incorporated herein by reference to a copy filed on SEDAR on 1/10/20 as a part of the code of conduct.

99.8Policy on Compliance with Sanctions & Trade Restrictions dated 1/10/20, incorporated by reference to a copy filed on SEDAR on 1/10/20 as a part of the code of conduct.

SIGNATURES

CONTINENTAL ENERGY CORPORATION

     /s/ Richard L. McAdoo

By: Richard L. McAdoo

Chairman & Chief Executive Officer

Report Date: October 28, 2020